As filed with the Securities and Exchange Commission on June 21, 2019

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

(Exact name of registrant as specified in its charter)

Maryland	6798	46-1854011
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4890 West Kennedy Blvd., Suite 650

Tampa, Florida 33609

(813) 287-0101

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael A. Seton

Chief Executive Officer and President

4890 West Kennedy Blvd.

Suite 650

Tampa, Florida 33609

(813) 287-0101

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Heath D. Linsky Mary Katherine Rawls Morrison & Foerster LLP 3500 Lenox Road, Suite 1500 Atlanta, GA 30326 Tel: (404) 490-4444	Sharon A. Kroupa Venable LLP 750 East Pratt Street Suite 900 Baltimore, MD 21202 Tel: (410) 244-7400 Fax: (410) 244-7742	Robert H. Bergdolt DLA Piper LLP (US) 4141 Parklake Avenue Suite 300 Raleigh, NC 27612 Tel: (919) 786-2000 Fax: (919) 786-2202

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the closing of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act of 1934, as amended:

Large Accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Issuer Third Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Class A Common Stock, par value $0.01 per share	83,901,532	$9.250	$ 776,089,171	$ 94,063

(1)

Represents the estimated maximum number of common stock, par value $0.01 per share, of Carter Validus Mission Critical REIT II, Inc. to be issued in connection with the merger described herein based on the product of 179,238,480 shares of Carter Validus Mission Critical REIT, Inc. common stock, par value $0.01 per share, outstanding as of June 13, 2019 multiplied by an assumed exchange ratio of 0.4681 shares of Carter Validus Mission Critical REIT II, Inc. Class A common stock for each share of Carter Validus Mission Critical REIT, Inc. common stock.

(2)	Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rule 457(f)(2) under the Securities Act.
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $121.20 per $1 million of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Carter Validus Mission Critical REIT II, Inc. may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities nor should it be considered a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY-SUBJECT TO COMPLETION, DATED JUNE 21, 2019

PROXY STATEMENT/PROSPECTUS

MERGER PROPOSED-YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Carter Validus Mission Critical REIT, Inc. (“CVREIT”):

On April 11, 2019, CVREIT, Carter Validus Mission Critical REIT II, Inc. (“CVREIT II”), Carter/Validus Operating Partnership, LP, CVREIT’s operating partnership (“CVREIT OP”), Carter Validus Operating Partnership II, LP, CVREIT II’s operating partnership (“CVREIT II OP”), and Lightning Merger Sub, LLC, a wholly-owned subsidiary of CVREIT II (“REIT Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which CVREIT will merge with and into REIT Merger Sub (the “REIT Merger”), with REIT Merger Sub surviving the REIT Merger, such that following the REIT Merger, the surviving entity will continue as a wholly owned subsidiary of CVREIT II. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of CVREIT shall cease. The Merger Agreement was entered into after a thorough due diligence and negotiation process conducted by a special committee of CVREIT’s board of directors (the “CVREIT Special Committee”), with the assistance of its advisors, and a special committee of CVREIT II’s board of directors (the “CVREIT II Special Committee”), with the assistance of its advisors. The board of directors of each of CVREIT and CVREIT II, based on the unanimous recommendation of the CVREIT Special Committee and CVREIT II Special Committee, respectively, other than members of each board who did not vote due to their position on the other board’s special committee, unanimously approved the REIT Merger. The obligations of CVREIT and CVREIT II to effect the REIT Merger are subject to the satisfaction or waiver of several conditions set forth in the Merger Agreement.

Combined Company

If the REIT Merger is consummated, the surviving company (the “Combined Company”) will have a total enterprise value of approximately $3.2 billion1 and will own 146 properties in 33 states, consisting of approximately 8.4 million square feet. On a pro forma basis, the Combined Company portfolio will be 96% leased, on a weighted average basis, with a remaining weighted average lease term of 10.4 years (based on data as of December 31, 2018). Approximately 20.5% of the Combined Company portfolio assets, on a pro forma basis, will be leased to tenants and/or guarantors who have investment grade ratings or what management believes are generally equivalent ratings. In addition, no tenant will represent more than 9.9% of the contractual base rents of the Combined Company, on a pro forma basis, with the top ten tenants comprising a collective 40.8% of the contractual base rents of the Combined Company.

Summary of Strategic Benefits

The REIT Merger is expected to create meaningful operational and financial benefits, including:

•

Provides Partial Cash Liquidity and Improves Future Liquidity Options: Taking into account the $3.00 per share special distribution paid to CVREIT stockholders in March 2018 and the $1.00 per share transaction cash consideration payable by CVREIT II, CVREIT stockholders will have had approximately 40% of invested capital returned, exclusive of ordinary distribution payments received during period of ownership. Further, the transaction is expected to better position the Combined Company for a potential liquidity event in the future.

•

Increased Size and Scale: The Combined Company will have a total enterprise value of approximately $3.2 billion.[1] Such increased size and scale is expected to further enhance access to the capital markets and reduce overall cost of debt capital. The Combined Company potentially will have cost of capital advantages over smaller REITs.

[1]

Represents pro forma fully diluted shares outstanding as of December 31, 2018, multiplied by most recent net asset value (“NAV”) per share estimate for CVREIT II ($9.25) plus outstanding debt less cash and cash equivalents as of December 31, 2018, after transaction adjustments.

•

Enhanced Portfolio Profile: The REIT Merger will result in increased diversification of asset type within the healthcare segment and reduced tenant and geographic concentrations as compared to each of CVREIT and CVREIT II. In addition, it will result in an improved healthcare asset mix focused on outpatient and medical office building/integrated medical facility properties, which benefit from more favorable healthcare reimbursement trends.

•

Improved Capital Structure: The Combined Company will have pro forma net debt[2] to total enterprise value of approximately 36%, allowing for future accretive acquisitions. Further, it is anticipated that CVREIT II’s existing credit facility will be increased to a level sufficient to support the Combined Company.

•

Expense Savings: We expect the Combined Company to realize the synergies of operating a combined enterprise that remains focused on driving stockholder value. CVREIT stockholders also will pay a lower asset management fee percentage as stockholders of the Combined Company. Further, concurrently with the entry into the Merger Agreement, CVREIT, CVOP II, CVOP, and Carter Validus Advisors II, LLC (“CVREIT II Advisor”) amended CVREIT II’s advisory agreement to increase the stockholder return threshold to an 8.0% cumulative return prior to CVREIT II Advisor receiving any distributions of net sales proceeds.

Stockholder Consideration

As consideration for the REIT Merger, in exchange for each share of CVREIT common stock, CVREIT stockholders will receive $1.00 in cash and 0.4681 shares of CVREIT II Class A Common Stock, par value $0.01 per share (“CVREIT II Class A Common Stock”). The exchange ratio used to determine the stock compensation is based on a thorough review of the relative valuation of each company.

CVREIT Special Meeting

CVREIT will hold a special meeting of its stockholders (the “CVREIT Special Meeting”), at which its stockholders will be asked to consider and vote on (i) a proposal to approve the REIT Merger and (ii) a proposal to adjourn the CVREIT Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the REIT Merger.

The record date for determining the stockholders entitled to receive notice of, and to vote at, the CVREIT Special Meeting is the close of business on                 , 2019. The REIT Merger will not be completed unless CVREIT stockholders approve the REIT Merger by the affirmative vote of at least a majority of the outstanding shares of CVREIT common stock entitled to vote.

No matter the size of your investment in CVREIT, your vote is very important.

[2]	Pro forma net debt represents pro forma Total Principal less Cash and Cash Equivalents as of December 31, 2018, after transaction adjustments.

YOUR VOTE IS VERY IMPORTANT

Proxy Vote

As noted above, based on the unanimous recommendation of the CVREIT Special Committee, the CVREIT Board unanimously, but without the member of the CVREIT Board who serves on the CVREIT II Special Committee, approved the terms and conditions of the REIT Merger, and believes it is advisable and in the best interests of CVREIT and its stockholders.

Therefore, it is recommended that you vote “FOR” the proposal to approve the REIT Merger and “FOR” the proposal to adjourn the CVREIT Special Meeting, if necessary or appropriate, as set forth in the Notice of Special Meeting of Stockholders.

Your Vote Matters

Whether or not you expect to attend the CVREIT Special Meeting in person, please authorize a proxy to vote on your behalf as promptly as possible by completing, signing, dating and mailing your proxy card in the pre-addressed postage-paid envelope provided or by authorizing your proxy by one of the other methods specified in this proxy statement. This saves CVREIT time and money as we will no longer have to solicit your vote.

This proxy statement/prospectus provides you with detailed information about the CVREIT Special Meeting, the Merger Agreement, the REIT Merger and other related matters. A copy of the Merger Agreement is included as Annex A to this proxy statement/prospectus. We encourage you to read this proxy statement/prospectus in its entirety before voting, including the Merger Agreement and the other annexes. In particular, you should carefully consider the discussion in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 27.

On behalf of CVREIT’s management team, the CVREIT Board and the CVREIT Special Committee, we thank you for your support and urge you to vote “FOR” the approval of each of the matters presented.

Sincerely,

Michael A. Seton

Chief Executive Officer and President

Carter Validus Mission Critical REIT, Inc.

Neither the SEC, nor any state securities regulatory authority has approved or disapproved of the REIT Merger or the securities to be issued under this proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [        ], 2019, and is first being mailed to CVREIT stockholders on or about [        ], 2019.

PROXY STATEMENT/PROSPECTUS

CARTER VALIDUS MISSION CRITICAL REIT, INC.

4890 West Kennedy Blvd., Suite 650

Tampa, Florida 33609

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Dear Stockholder:

You are cordially invited to attend a special meeting of stockholders (the “CVREIT Special Meeting”) of Carter Validus Mission Critical REIT, Inc., a Maryland corporation (“CVREIT”), which will be held at the offices of [        ] located at [        ], at [    ] a.m. Eastern Time on                 , 2019.

The purpose of the CVREIT Special Meeting is to consider and vote upon the following proposals:

1.    Approve the merger of CVREIT with and into REIT Merger Sub, which is a wholly-owned subsidiary of CVREIT II (as further discussed in the section titled “Summary—The REIT Merger” beginning on page 10) pursuant to the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus (the “Merger Proposal”).

The CVREIT Board of Directors recommends a vote FOR this proposal.

2.    Adjourn the CVREIT Special Meeting, if necessary or appropriate, as determined by the chair of the CVREIT Special Meeting, to solicit additional proxies in favor of the Merger Proposal if there are not sufficient votes to approve such proposal.

The CVREIT Board of Directors recommends a vote FOR this proposal.

The CVREIT Board of Directors has fixed the close of business on         , 2019 as the record date for the Special Meeting. Only the holders (the “CVREIT Stockholders”) of record of shares of common stock of CVREIT (the “CVREIT Common Shares”) as of the close of business on         , 2019 are entitled to notice of and to vote at the CVREIT Special Meeting and any adjournment or postponement thereof.

This proxy statement/prospectus and proxy card is dated as of [        ], 2019 and is first being mailed to you on or about [        ], 2019.

YOUR VOTE IS VERY IMPORTANT

Whether or not you plan to attend the CVREIT Special Meeting in person, please authorize a proxy to vote your shares as promptly as possible. To authorize a proxy, complete, sign, date and mail your proxy card in the pre-addressed postage-paid envelope provided or, if the option is available to you, call the toll-free telephone number listed on your proxy card or use the internet as described in the instructions on the enclosed proxy card to authorize your proxy. Authorizing a proxy will assure that your vote is cast and counted at the CVREIT Special Meeting if you do not attend in person. If your CVREIT Common Shares are held in “street name” by your broker or other nominee, only your broker or other nominee can vote your CVREIT Common Shares at the CVREIT Special Meeting and your vote cannot be cast unless you provide instructions to your broker or other nominee on how to vote or obtain a legal proxy from your broker or other nominee. You should follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your CVREIT Common Shares. You may revoke your proxy at any time before it is voted. Please review the proxy statement/prospectus accompanying this notice for more complete information regarding the transactions contemplated by the Merger Proposal and the CVREIT Special Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE CVREIT SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON                 , 2019:

Our proxy statement/prospectus and form of proxy card is also available at www.proxypush.com/CVREIT with the use of the control number on your proxy card.

By Order of the Board of Directors

Kay C. Neely, Secretary

Tampa, Florida

[                ], 2019

ADDITIONAL INFORMATION

Investors may also consult CVREIT’s or CVREIT II’s respective websites for more information concerning the REIT Merger described in this proxy statement/prospectus. CVREIT’s website is www.cvmissioncriticalreit.com and CVREIT II’s website is www.cvmissioncriticalreit2.com. Each company’s public filings are also available at www.sec.gov. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

If you are a stockholder of CVREIT and would like to request documents, please do so by [    ], 2019, to receive them before the CVREIT Special Meeting.

See “Where You Can Find More Information” beginning on page 236.

ABOUT THIS DOCUMENT

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by CVREIT II (File No. 333-                ) with the Securities and Exchange Commission, which we refer to as the SEC, constitutes a prospectus of CVREIT II for purposes of the Securities Act of 1933, as amended, or the Securities Act, with respect to the shares of CVREIT II Class A Common Stock to be issued to CVREIT Stockholders in exchange for CVREIT Common Shares pursuant to the Merger Agreement. This proxy statement/prospectus also constitutes a proxy statement for CVREIT for purposes of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, it constitutes a notice of meeting with respect to the CVREIT Special Meeting.

You should rely only on the information contained in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [                ], 2019. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither our mailing of this proxy statement/prospectus to CVREIT Stockholders nor the issuance by CVREIT II of CVREIT II Class A Common Stock to CVREIT Stockholders pursuant to the Merger Agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person or entity to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding CVREIT II has been provided by CVREIT II and information contained in this proxy statement/prospectus regarding CVREIT has been provided by CVREIT.

i

(continued)

Page
Delivery and Householding of Proxy Materials	110
Revocation of Proxies or Voting Instructions	110
Solicitation of Proxies; Payment of Solicitation Expenses	111
Adjournment Proposal	111
Rights of Dissenting Stockholders	111
Assistance	111
PROPOSALS SUBMITTED TO CVREIT STOCKHOLDERS	112
The CVREIT Merger Proposal	112
The CVREIT Adjournment Proposal	112
THE REIT MERGER	113
General	113
Background of the REIT Merger	113
Recommendation of the CVREIT Board and Its Reasons for the REIT Merger	125
CVREIT II’s Reasons for the REIT Merger	129
Opinion of Duff & Phelps, LLC	132
Certain CVREIT Unaudited Financial Projections	154
Certain CVREIT II Post-Merger Unaudited Financial Projections	156
Interests of CVREIT II’s Directors and Executive Officers in the REIT Merger	158
Interests of CVREIT’s Directors and Executive Officers in the REIT Merger	158
Directors and Management of the Combined Company After the REIT Merger	160
Regulatory Approvals Required for the REIT Merger	160
U.S. FEDERAL INCOME TAX CONSIDERATIONS	161
Material U.S. Federal Income Tax Consequences of the REIT Merger	162
REIT Qualification of CVREIT and CVREIT II	165
Material U.S. Federal Income Tax Considerations Relating to the Combined Company’s Treatment as a REIT and to Holders of the CVREIT II Class A Common Stock	166
Tax Aspects of the Combined Company’s Operating Partnership, the Subsidiary Partnership, and the Limited Liability Companies	178
Material U.S. Federal Income Tax Consequences to Holders of the Combined Company’s Common Stock	180
Information Reporting and Backup Withholding	184
Medicare Contribution Tax on Unearned Income	185
Additional Withholding Tax on Payments Made to Foreign Accounts	185
Other Tax Consequences	185
ACCOUNTING TREATMENT	186
ISSUANCE OF SHARES IN THE REIT MERGER	186
DISTRIBUTIONS	186
DEREGISTRATION OF CVREIT COMMON STOCK	186
THE MERGER AGREEMENT	187
Form, Effective Time and Closing of the Merger	187
Consideration to be Received in the REIT Merger	187
No Appraisal Rights	188
Representations and Warranties	188
Definition of “Material Adverse Effect”	190
Conditions to Completion of the REIT Merger	191
Covenants and Agreements	192
Termination of the Merger Agreement	203
Miscellaneous Provisions	205

ii

(continued)

iii

QUESTIONS AND ANSWERS ABOUT THE REIT MERGER AND

THE CVREIT SPECIAL MEETING

The following are answers to some questions that CVREIT stockholders may have regarding the proposed transaction between CVREIT and CVREIT II and the other proposals being considered at the CVREIT Special Meeting. CVREIT and CVREIT II urge you to read carefully this entire proxy statement/prospectus, including the Annexes, because the information in this section does not provide all the information that might be important to you.

Unless stated otherwise, all references in this proxy statement/prospectus to:

•	“Code” are to the Internal Revenue Code of 1986, as amended;

•	the “Combined Company” are to CVREIT II and its consolidated subsidiaries (including the Surviving Entity) after the closing of the REIT Merger;

•	“CVREIT II OP” are to Carter Validus Operating Partnership II, LP, a Delaware limited partnership;

•	“CVREIT” are to Carter Validus Mission Critical REIT, Inc., a Maryland corporation;

•	“CVREIT Advisor” are to Carter/Validus Advisors, LLC, a Delaware limited liability company;

•	“CVREIT Advisory Agreement” are to the Amended and Restated Advisory Agreement, as amended, dated as of November 26, 2010, by and among CVREIT, CVREIT Advisor and CVREIT OP;

•	the “CVREIT Board” are to the board of directors of CVREIT;

•	“CVREIT common stock” or “CVREIT Common Shares” are to the shares of common stock of CVREIT, $0.01 par value per share;

•	“CVREIT Parties” are to CVREIT and CVREIT OP;

•	the “CVREIT Special Committee” are to the special committee of the CVREIT Board that was formed by the CVREIT Board to review strategic alternatives of CVREIT.

•	“CVREIT Sponsor” are to Carter/Validus REIT Investment Management Company, LLC, a Florida limited liability company, and sponsor to CVREIT.

•	“CVREIT OP Partnership Agreement” are to the Agreement of Limited Partnership of Carter/Validus Operating Partnership, LP, dated December 29, 2009, as amended;

•	“CVREIT II” are to Carter Validus Mission Critical REIT II, Inc., a Maryland corporation;

•	“CVREIT II Advisor” are to Carter Validus Advisors II, LLC, a Delaware limited liability company;

•	“CVREIT II Advisory Agreement” are to the Amended and Restated Advisory Agreement, as amended and renewed, dated June 10, 2014, by and among CVREIT II, CVREIT II Advisor, and CVREIT II OP;

•	the “CVREIT II Board” are to the board of directors of CVREIT II;

•	“CVREIT II common stock” are to the shares of all classes of common stock of CVREIT II, $0.01 par value per share;

•	“CVREIT II Class A Common Stock” are to the shares of Class A common stock of CVREIT II, $0.01 par value per share;

•	“CVREIT II OP” are to Carter Validus Operating Partnership II, LP, a Delaware limited partnership;

•	“CVREIT II OP Partnership Agreement” are to the Amended and Restated Limited Partnership Agreement of Carter Validus Operating Partnership II, LP, dated June 10, 2014, as amended;

•	“CVREIT II parties” are to CVREIT II, CVREIT II OP, and REIT Merger Sub;

•

the “CVREIT II Special Committee” are to the special committee of the CVREIT II Board that was formed by the CVREIT II Board to consider the REIT Merger and the other transactions contemplated by the Merger Agreement;

•	“CVREIT II Sponsor” are to Carter Validus REIT Management Company II, LLC, a Florida limited liability company, and sponsor of CVREIT II.

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•

“ordinary course of business” are to an action taken by a person or entity that is consistent with past practice and similar in nature and magnitude to actions customarily taken without any authorization by the board of directors in the course of normal day-to-day operations.

•	the “Outside Date” are to January 31, 2020;

•

the “Merger Agreement” are to the Agreement and Plan of Merger, dated as of April 11, 2019, by and among the CVREIT Parties and the CVREIT II Parties, as it may be amended from time to time, a copy of which is attached as Annex A to this proxy statement/prospectus;

•	“MGCL” are to the Maryland General Corporation Law or any successor statute;

•	“REIT” are to a real estate investment trust.

•	the “REIT Merger” are to a merger of CVREIT with and into REIT Merger Sub, with REIT Merger Sub surviving the merger;

•	“REIT Merger Sub” are to Lightning Merger Sub, LLC, a Maryland limited liability company and wholly owned subsidiary of CVREIT II;

•	the “SEC” are to the U.S. Securities and Exchange Commission;

•	“Securities Act” are to the Securities Act of 1933, as amended; and

•	the “Surviving Entity” are to REIT Merger Sub, a wholly owned subsidiary of CVREIT II, after the effective time of the REIT Merger.

Q:	What is the REIT Merger?

A:

CVREIT and CVREIT II have entered into a Merger Agreement pursuant to which CVREIT will merge with and into REIT Merger Sub, with REIT Merger Sub surviving the REIT Merger (the “Surviving Entity”), such that following the REIT Merger, the Surviving Entity will continue as a wholly owned subsidiary of CVREIT II. In accordance with the applicable provisions of the MGCL, the separate existence of CVREIT shall cease. The combined company after the REIT Merger (the “Combined Company”) will retain the name “Carter Validus Mission Critical REIT II, Inc.”

Q:	What will happen in the REIT Merger?

A:

At the effective time of the REIT Merger, each issued and outstanding share of CVREIT common stock, or fraction thereof, will be converted automatically into the right to receive 0.4681 shares of CVREIT II Class A Common Stock (or with respect to any fractional share of CVREIT common stock, that fraction of CVREIT II Class A Common Stock consistent with the exchange ratio) and $1.00 in cash. See “The Merger Agreement—Consideration to be Received in the REIT Merger” beginning on page 187 for detailed descriptions of the merger consideration and treatment of securities.

Q:	How will CVREIT II stockholders be affected by the REIT Merger and the issuance of shares of CVREIT II Class A Common Stock in connection with the REIT Merger?

A:	After the REIT Merger, each CVREIT II stockholder will continue to own the shares of CVREIT II common stock that such stockholder held immediately prior to the effective time of the REIT Merger. As a result, each CVREIT II stockholder will own shares of common stock in a larger company with more assets. However, because CVREIT II will be issuing new shares of CVREIT II Class A Common Stock to CVREIT stockholders in exchange for shares of CVREIT common stock in the REIT Merger, each outstanding share of CVREIT II common stock immediately prior to the effective time of the REIT Merger will represent a smaller percentage of the aggregate number of shares of the CVREIT II Class A Common Stock outstanding after the REIT Merger. Upon completion of the REIT Merger, we estimate that continuing CVREIT II stockholders will own approximately 61.7% of the issued and outstanding shares of the Combined Company on a fully diluted basis, and former CVREIT stockholders will own approximately 38.3% of the issued and outstanding shares of the Combined Company on a fully diluted basis (calculated based on diluted shares outstanding as of March 31, 2019). See “The Merger Agreement—Consideration to be Received in the REIT Merger” beginning on page 187 for additional information.

Q:	Why am I receiving this proxy statement/prospectus?

A:

The CVREIT Board is using this proxy statement/prospectus to solicit proxies of CVREIT stockholders in connection with the Merger Agreement and the transactions contemplated thereby. In addition, CVREIT II is using this proxy statement/prospectus as a prospectus for CVREIT stockholders because CVREIT II is issuing shares of CVREIT II Class A Common Stock in connection with the REIT Merger.

The REIT Merger cannot be completed unless the holders of CVREIT common stock vote to approve the REIT Merger.

CVREIT will hold a special meeting of its stockholders to obtain such approval.

This proxy statement/prospectus contains important information about the REIT Merger, and you should read it carefully. The enclosed voting materials allow you to vote your shares of CVREIT common stock without attending the CVREIT Special Meeting in person.

Your vote is very important. You are encouraged to authorize your proxy as promptly as possible.

Q:	Am I being asked to vote on any other proposals at the CVREIT Special Meeting in addition to the Merger Proposal?

A:	Yes. At the CVREIT Special Meeting, CVREIT stockholders will be asked to consider and vote upon the following additional proposal:

•

To approve one or more adjournments of the CVREIT Special Meeting to another date, time or place, if necessary or appropriate, as determined by the chairman of the CVREIT Special Meeting, to solicit additional proxies in favor of the proposal to approve the REIT Merger.

Q:	How does the CVREIT Board recommend that CVREIT stockholders vote?

A:

The CVREIT Board recommends that CVREIT stockholders vote FOR the proposal to approve the REIT Merger and FOR the proposal to adjourn the CVREIT Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the REIT Merger, which is referred to as the “adjournment proposal.”

For a more complete description of the recommendation of the CVREIT Board, see “The REIT Merger—Recommendation of the CVREIT Board and Its Reasons for the REIT Merger” beginning on page 125.

Q:	How will CVREIT II fund the cash portion of the merger consideration?

A:	CVREIT II intends to pay for the cash portion of the merger consideration to CVREIT stockholders and its expenses in connection with the REIT Merger using a combination of the following resources:

•	Borrowings under a bridge facility, or other financing, that CVREIT II intends to obtain; and

•	CVREIT II’s cash on hand.

Q:	Will CVREIT and CVREIT II continue to pay dividends or distributions prior to the closing of the REIT Merger?

A:

Yes. The Merger Agreement permits the authorization and payment by CVREIT of dividends in the ordinary course of business and any distribution that is reasonably necessary to maintain its REIT qualification and/or to avoid the imposition of U.S. federal income or excise tax.

Similarly, the Merger Agreement permits the authorization and payment by CVREIT II of dividends in the ordinary course of business and any distribution that is reasonably necessary to maintain its REIT qualification and/or to avoid the imposition of U.S. federal income or excise tax.

Q:	What fees will CVREIT Advisor receive in connection with the REIT Merger?

A:

CVREIT Advisor serves as the advisor for CVREIT. Concurrently with the entry into the Merger Agreement, CVREIT, CVREIT OP and CVREIT Advisor entered into a termination letter agreement (the “Termination Agreement”), effective as of April 11, 2019. Pursuant to the Termination Agreement, the CVREIT Advisory Agreement will be terminated at the effective time of the REIT Merger. Also pursuant to the Termination Agreement, CVREIT Advisor waived any disposition fee it otherwise would be entitled to pursuant to the CVREIT Advisory Agreement related to the REIT Merger. However, the controlling persons of the CVREIT Sponsor control, directly or indirectly, CVREIT II Advisor. In connection with the REIT Merger, pursuant to the CVREIT II Advisory Agreement, CVREIT II Advisor will be entitled to an acquisition fee equal to 2.0% of the value of CVREIT in the REIT Merger.

Q:	When and where is the CVREIT Special Meeting?

A:

The CVREIT Special Meeting will be held on                     , 2019 at [        ] a.m. Eastern Time at the offices of [                    ], located at [                    ]. If you need directions to the location of the CVREIT Special Meeting, please contact us at (813) 287-0101.

Q:	Who can vote at the CVREIT Special Meeting?

A:

Except as otherwise described below, all holders of CVREIT common stock of record as of the close of business on                     , 2019, the record date for determining stockholders entitled to notice of and to vote at the CVREIT Special Meeting, are entitled to receive notice of and to vote at the CVREIT Special Meeting. As of the record date, there were                  shares of CVREIT common stock outstanding (which does not include                  unvested restricted shares held by CVREIT’s independent directors), held by approximately          holders of record. Each share of CVREIT common stock is entitled to one vote on each proposal presented at the CVREIT Special Meeting, except that CVREIT Advisor, any director of CVREIT and any of their affiliates are not entitled to vote on the proposal to approve the REIT Merger.

Q:	What constitutes a quorum?

A:

The CVREIT charter and bylaws provide that the presence in person or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast constitutes a quorum at a meeting of its stockholders. Shares that are voted and shares abstaining from voting are treated as being present at the CVREIT Special Meeting for purposes of determining whether a quorum is present.

Q:	Do any of CVREIT’s executive officers or directors have interests in the REIT Merger that may differ from those of CVREIT stockholders?

A:

Some of CVREIT’s executive officers and directors have interests in the REIT Merger that are different from, or in addition to, their interests as CVREIT stockholders. The independent members of the CVREIT

Board are aware of and considered these interests, among other matters, in evaluating the Merger Agreement and the REIT Merger and in recommending that CVREIT stockholders vote FOR the proposal to approve the REIT Merger and FOR the adjournment proposal. For a description of these interests, refer to the section entitled “The REIT Merger—Interests of CVREIT’s Directors and Executive Officers in the REIT Merger” beginning on page 158.

Q:	When is the REIT Merger expected to be completed?

A:

CVREIT and CVREIT II expect to complete the REIT Merger as soon as reasonably practicable following satisfaction of all of the required conditions set forth in the Merger Agreement. If CVREIT stockholders approve the REIT Merger, and if the other conditions to closing the REIT Merger are satisfied or waived, it is currently expected that the REIT Merger will be completed in the second half of 2019. However, there is no guarantee that the conditions to the REIT Merger will be satisfied or that the REIT Merger will close.

Q:	How has my investment performed?

A:

For purposes of the following, we assume that the REIT Merger closes on October 1, 2019, a purchase price of $10.00 per CVREIT Common Share, and that ordinary distributions continue to be paid at the daily rate of $0.000876712 per share through September 30, 2019.

“Early” investors, or those investors who acquired CVREIT Common Shares on April 28, 2011, the first day of CVREIT’s initial public offering, and received all cash distributions (i.e., such investors did not participate in CVREIT’s distribution reinvestment plan), including the $3.00 per share special distribution paid in March 2018, and the $1.00 per share cash merger consideration to be paid upon consummation of the REIT Merger, would have received cumulative cash of approximately $9.32 per share, or 93.2% of their invested capital of $10.00. Such cumulative cash plus $4.33, the current value of the 0.4861 share of CVREIT II Class A Common Stock to be received per CVREIT Common Share as stock consideration in the REIT Merger, totals $13.65.

“Later” investors, or those investors who acquired CVREIT Common Shares on June 6, 2014, the last day of CVREIT’s initial public offering, and received all cash distributions (i.e. did not participate in CVREIT’s distribution reinvestment plan), including the $3.00 per share special distribution paid in March 2018, and the $1.00 per share cash merger consideration to be paid upon consummation of the REIT Merger, would receive cumulative cash of approximately $7.14 per share, or 71.4% of their invested capital of $10.00. Such cumulative cash plus $4.33, the current value of the 0.4861 share of CVREIT II Class A Common Stock to be received per CVREIT Common Share as stock consideration in the REIT Merger, totals $11.47.

Q:	What are the anticipated U.S. federal income tax consequences to me of the proposed REIT Merger?

A:

The REIT Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the closing of the REIT Merger is conditioned on the receipt by each of CVREIT and CVREIT II of an opinion from its respective counsel to that effect.

Assuming the REIT Merger qualifies as a reorganization, a U.S. holder of shares of CVREIT common stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of CVREIT II Class A Common Stock in exchange for shares of CVREIT common stock in connection with the REIT Merger, except with respect to any cash consideration received by such holder, including any cash received in lieu of fractional shares. A U.S. holder of CVREIT common stock generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess sum of the amount of cash, other than cash received in lieu of a fractional share of CVREIT II Class A Common Stock, and the fair market value of the CVREIT II Class A Common Stock received pursuant to the REIT Merger over such holder’s adjusted U.S. federal income tax basis in its shares of CVREIT common stock surrendered) and (2) the amount of cash received pursuant to the REIT Merger. A holder of CVREIT common stock generally will recognize gain or loss with respect to cash received in lieu of a fractional share of CVREIT II common stock in the REIT Merger measured by the difference, if any, between the amount of cash received for such fractional share and the holder’s tax basis in such fractional share.

Q:

How will my receipt of CVREIT II Class A Common Stock in exchange for my CVREIT common stock be recorded? Will I have to take any action in connection with the recording of such ownership of CVREIT II Class A Common Stock? Will such shares of CVREIT II Class A Common Stock be certificated or in book-entry form?

A:

Pursuant to the Merger Agreement, as soon as practicable following the REIT Merger effective time, CVREIT II will cause DST Systems, Inc., the transfer agent in connection with the REIT Merger, to record the issuance on the stock records of CVREIT II Class A Common Stock equal to the stock consideration portion of the merger consideration that is issuable to each holder of CVREIT common stock (including any fractional shares thereof) pursuant to the Merger Agreement. If the REIT Merger is consummated, you will not have to take any action in connection with the recording of your ownership of CVREIT II Class A Common Stock. Shares of CVREIT II Class A Common Stock issued as merger consideration to you will not be certificated and will be in book-entry form and will be recorded in the books and records of CVREIT II.

Q:	Will my shares of CVREIT II Class A Common Stock be publicly traded?

A:	Shares of CVREIT II Class A Common Stock are not publicly traded; however, the listing of the Combined Company’s shares on a national stock exchange remains an option that would result in liquidity.

Q:	Are CVREIT stockholders entitled to appraisal rights?

A:	CVREIT stockholders are not entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL in connection with the REIT Merger.

Q:	What do I need to do now?

A:

After you have carefully read this proxy statement/prospectus, please respond by completing, signing and dating your proxy card or voting instruction card and returning it in the enclosed pre-addressed postage-paid envelope or, if available, by submitting your proxy by one of the other methods specified in your proxy card or voting instruction card as promptly as possible so that your shares of CVREIT common stock will be represented and voted at the CVREIT Special Meeting.

Please refer to your proxy card or voting instruction card forwarded by your broker or other nominee to see which voting options are available to you.

The method by which you submit a proxy will in no way limit your right to vote at the CVREIT Special Meeting, if you later decide to attend the meeting in person.

However, if your shares of CVREIT common stock are held in the name of a broker or other nominee, you must obtain a legal proxy, executed in your favor, from your broker or other nominee, to be able to vote in person at the CVREIT Special Meeting. Obtaining a legal proxy may take several days.

Q:	How will my proxy be voted?

A:

All shares of CVREIT common stock entitled to vote and represented by properly completed proxies received prior to the CVREIT Special Meeting, and not revoked, will be voted at the CVREIT Special Meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of CVREIT common stock should be voted on a matter, the shares of CVREIT common stock represented by your proxy will be voted as the CVREIT Board recommends. If your shares are held in street name through a broker or other nominee and you do not provide voting instructions to your broker or other nominee, your shares of CVREIT common stock will NOT be voted at the CVREIT Special Meeting and may result in broker non-votes.

Q:	Can I, as a CVREIT stockholder, revoke my proxy or change my vote after I have delivered my proxy?

A:

Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at the CVREIT Special Meeting. For information on how to revoke your proxy or change your vote, see “The CVREIT Special Meeting-Revocation of Proxies or Voting Instructions” beginning on page 110.

Q:	What does it mean if I receive more than one set of voting materials for the CVREIT Special Meeting?

A:

You may receive more than one set of voting materials for the CVREIT Special Meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of CVREIT common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold your shares of CVREIT common stock. If you are a holder of record and your shares of CVREIT common stock are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or, if available, please submit your proxy by telephone or over the Internet.

Q:	Do I need identification to attend the CVREIT Special Meeting in person?

A:

Yes. Please bring proper identification, together with proof that you are a record owner of shares of CVREIT common stock. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement showing that you beneficially owned shares of CVREIT on the applicable record date. If your shares are held in street name, you must obtain a legal proxy from your broker or other nominee in order to vote at the CVREIT Special Meeting.

Q:	Will a proxy solicitor be used?

A:

Yes. CVREIT has contracted with Mediant Communications, Inc. (“Mediant”) to assist CVREIT in the distribution of proxy materials and the solicitation of proxies. CVREIT expects to pay Mediant fees of approximately $57,000 to solicit proxies plus other fees and expenses for other services related to this proxy solicitation, including the review of proxy materials, dissemination of brokers’ search cards, distribution of proxy materials, operating online and telephone voting systems and receipt of executed proxies. CVREIT will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to CVREIT’s stockholders.

Q:	If I plan to attend the CVREIT Special Meeting in person, should I notify anyone?

A:

While you are not required to notify anyone in order to attend the CVREIT Special Meeting, if you do plan to attend the meeting, CVREIT would appreciate if you would mark the appropriate box on the applicable enclosed proxy card to let CVREIT know how many stockholders will be attending the meeting and a suitable meeting room for the attendees can be prepared.

Q:	Who can answer my questions?

A:

If you have any questions about the REIT Merger or how to submit your proxy or need additional copies of this proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

CVREIT:

Carter Validus Mission Critical REIT, Inc.

4890 W. Kennedy Blvd., Suite 650

Tampa, Florida 33609

(813) 287-0101

Mediant:

Mediant Communications, Inc.

P.O. Box 8035

Cary, NC 27512

(844) 371-1437

SUMMARY

The following summary highlights some of the information contained in this proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the Merger Agreement and the REIT Merger, CVREIT and CVREIT II encourage you to read carefully this entire proxy statement/prospectus, including the attached Annexes and the other documents to which we have referred you because this section does not provide all the information that might be important to you with respect to the REIT Merger. See also the section entitled “Where You Can Find More Information” beginning on page  236. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies

Carter Validus Mission Critical REIT, Inc. (Beginning on page 72)

CVREIT is a public, non-traded REIT that was formed as a Maryland corporation on December 16, 2009, that elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2011, and each year thereafter.

CVREIT was organized to acquire and operate a diversified portfolio of income-producing commercial real estate, with a focus on the data center and healthcare property sectors, net leased to creditworthy tenants, as well as to make other real estate-related investments that relate to such property types. During the year ended December 31, 2017, the CVREIT Board made a determination to sell CVREIT’s data center properties, and as of December 31, 2018, CVREIT had sold all of its data center properties. As of March 31, 2019, CVREIT owned 61 healthcare properties, comprised of 64 buildings and approximately 2,578,000 square feet of gross rentable area. CVREIT owns its interests in all of its properties and conducts substantially all of its business through CVREIT OP, a Delaware limited partnership formed on December 29, 2009. CVREIT is externally managed by CVREIT Advisor, its advisor. The principal executive offices of CVREIT are located at 4890 West Kennedy Blvd., Suite 650, Tampa, FL 33609.

For more information on CVREIT, please see CVREIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and Quarterly Report on Form 10-Q for the period ended March 31, 2019, copies of which are included to this proxy statement/prospectus as Annex C and Annex D, respectively.

Carter Validus Mission Critical REIT II, Inc. and REIT Merger Sub (Beginning on page 47)

CVREIT II is a public non-traded REIT that was formed as a Maryland corporation on January 11, 2013, and elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2014, and each year thereafter.

CVREIT II was organized to invest primarily in quality income-producing commercial real estate, with a focus on data centers and healthcare properties, preferably with long-term net leases to creditworthy tenants, as well as to make other real estate investments that relate to such property types. As of March 31, 2019, CVREIT II owned 62 real estate investments, consisting of 85 properties. CVREIT II owns its interests in all of its properties and conducts substantially all of its business through CVREIT II OP, a Delaware limited partnership formed on January 22, 2013. CVREIT II is externally managed by CVREIT II Advisor, its advisor. The principal executive offices of CVREIT II are located at 4890 West Kennedy Blvd., Suite 650, Tampa, FL 33609.

REIT Merger Sub is a Maryland limited liability company and direct wholly-owned subsidiary of CVREIT II formed solely for the purpose of entering into the Merger Agreement and effecting the REIT Merger. Upon completion of the REIT Merger, CVREIT will be merged with and into REIT Merger Sub, with REIT Merger Sub continuing as the Surviving Entity and a wholly-owned subsidiary of CVREIT II. REIT Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement.

For more information on CVREIT II, please see CVREIT II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and Quarterly Report on Form 10-Q for the period ended March 31, 2019, copies of which are included to this proxy statement/prospectus as Annex E and Annex F, respectively.

The Combined Company (Beginning on page 92)

References to the Combined Company are to CVREIT and CVREIT II after the effective time of the REIT Merger. The Combined Company will be named “Carter Validus Mission Critical REIT II, Inc.” and will continue to be a Maryland corporation. The Combined Company after the completion of the REIT Merger is expected to have a total enterprise value of approximately $3.2 billion, and will own 146 properties in 33 states, consisting of approximately 8.4 million square feet (based on data as of December 31, 2018). On a pro forma basis, the Combined Company will be leased to tenants and/or guarantors that have investment grade ratings or what management believes are generally equivalent ratings. In addition, no tenant will represent more than 9.9% of the contractual base rents of the Combined Company, on a pro forma basis, with the top ten tenants comprising a collective 40.8% of the contractual base rents of the Combined Company.

The business of the Combined Company will be operated through CVREIT OP, CVREIT II OP and their subsidiaries. CVREIT II will have the full, exclusive and complete responsibility for and discretion in the day-to-day management and control of CVREIT OP and CVREIT II OP.

The Combined Company’s principal executive offices will continue to be located at 4890 West Kennedy Blvd., Suite 650, Tampa, Florida 33609, and its telephone number is (813) 287-0101.

The REIT Merger

The Merger Agreement (Beginning on page 187)

On April 11, 2019, the CVREIT Parties and CVREIT II Parties entered into the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus, and incorporated herein by reference. CVREIT and CVREIT II encourage you to carefully read the Merger Agreement in its entirety because it is the principal document governing the REIT Merger and the other transactions contemplated by the Merger Agreement.

The Merger Agreement provides that the closing of the REIT Merger will take place at 10:00 a.m. Eastern Time no later than the third business day following the date on which the last of the conditions to closing of the REIT Merger has been satisfied or waived, or at such other place and date as may be agreed to in writing by CVREIT and CVREIT II.

The REIT Merger (Beginning on page 113)

Subject to the terms and conditions of the Merger Agreement, at the effective time of the REIT Merger, CVREIT will merge with and into REIT Merger Sub, with REIT Merger Sub surviving the REIT Merger as the Surviving Entity, such that following the REIT Merger, the Surviving Entity will continue as a wholly owned subsidiary of CVREIT II. The REIT Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code.

The REIT Merger Consideration (Beginning on page 187)

At the effective time of the REIT Merger and by virtue of the REIT Merger, each issued and outstanding share of CVREIT common stock (and each fraction thereof) will be cancelled and converted into the right to receive the merger consideration of $1.00 in cash and 0.4681 shares of CVREIT II Class A Common Stock.

Upon completion of the REIT Merger, it is estimated that continuing CVREIT II stockholders will own approximately 61.7% of the issued and outstanding shares of the Combined Company on a fully diluted basis, and former CVREIT stockholders will own approximately 38.3% of the issued and outstanding shares of the Combined Company on a fully diluted basis (calculated based on diluted shares outstanding as of March 31, 2019).

Reasons for the REIT Merger (Beginning on page 125)

In evaluating the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement, the CVREIT Board considered the recommendation of the CVREIT Special Committee, comprised solely of independent, disinterested directors. The CVREIT Special Committee, prior to making its unanimous recommendation, consulted with its independent legal and financial advisors. In deciding to declare advisable and approve the Merger Agreement, the REIT Merger, and the other transactions contemplated by the Merger Agreement, and to recommend that CVREIT stockholders vote to approve the REIT Merger pursuant to the Merger Agreement, the CVREIT Board and CVREIT Special Committee considered a number of factors, including various factors that the CVREIT Board and the CVREIT Special Committee viewed as supporting their respective decisions with respect to the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement. In the course of their evaluations of the proposed transactions, the CVREIT Special Committee and the CVREIT Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement.

The CVREIT Special Committee also considered the fact that CVREIT would be entitled to solicit proposals from third parties for up to 45 days after executing the Merger Agreement and the provisions of the Merger Agreement permitting CVREIT to terminate the Merger Agreement to enter into an agreement for a Superior Proposal (as such term is defined under the heading “The Merger Agreement—Covenants and Agreements—No Solicitation and Change in Recommendation with an Acquisition Proposal”).

A fulsome discussion of certain factors considered by the CVREIT Special Committee and the CVREIT Board in reaching their decisions to approve the Merger Agreement, the REIT Merger, and the other transactions contemplated by the Merger Agreement can be found in the section entitled “The REIT Merger—Recommendation of the Board of Directors of CVREIT and Its Reasons for the REIT Merger” beginning on page 125.

In evaluating the Merger Agreement, REIT Merger and the other transactions contemplated by the Merger Agreement, the CVREIT II Board considered the recommendation of the CVREIT II Special Committee, comprised solely of independent, disinterested directors. The CVREIT II Special Committee, prior to making its unanimous recommendation, consulted with its independent legal and financial advisors. In deciding to declare advisable and approve the Merger Agreement, the REIT Merger, and the other transactions contemplated by the Merger Agreement, the CVREIT II Board and CVREIT II Special Committee considered a number of factors, including various factors that the CVREIT II Board and the CVREIT II Special Committee viewed as supporting their respective decisions with respect to the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement. A fulsome discussion of certain factors considered by the CVREIT II Special Committee and the CVREIT II Board in reaching their decisions to approve the Merger Agreement, the REIT Merger, and the other transactions contemplated by the Merger Agreement can be found in the section entitled “The REIT Merger—CVREIT II’s Reasons for the REIT Merger” beginning on page 129.

Recommendation of the CVREIT Board (Beginning on page 125)

On April 10, 2019, after careful consideration, members of the CVREIT Board who do not serve on the CVREIT II Special Committee, based on the unanimous recommendation of the CVREIT Special Committee (i) determined that the REIT Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of CVREIT and its stockholders, and (ii) approved the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement. Certain factors considered by the CVREIT Board in reaching its decision to approve the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement can be found in the section entitled “The REIT Merger—Recommendation of the CVREIT Board and Its Reasons for the REIT Merger” beginning on page 125. Ronald Rayevich, an independent director of the CVREIT Board and member of the CVREIT II Special Committee, did not attend the CVREIT Board meeting held on April 10, 2019.

The CVREIT Board recommends that CVREIT stockholders vote (i) FOR the proposal to approve the REIT Merger, and (ii) FOR the proposal to approve one or more adjournments of the CVREIT Special Meeting to another date, time or place, if necessary or appropriate, as determined by the chairman of the CVREIT Special Meeting, to solicit additional proxies in favor of the proposal to approve the REIT Merger.

Summary of Risks Related to the REIT Merger (Beginning on page 27)

You should consider carefully the risk factors described below together with all of the other information included in this proxy statement/prospectus before deciding how to vote. The risks related to the REIT Merger are described under the section “Risk Factors—Risks Related to the REIT Merger.” Certain of the risks related to the REIT Merger, include, amongst others, the following:

•

Some of the directors and executive officers of CVREIT have interests in the REIT Merger that are different from, or in addition to, those of the other CVREIT stockholders, and such conflicts could result in transaction terms that are not as favorable as they otherwise would be;

•	The Combined Company may not achieve a Liquidity Event (as defined herein) on favorable terms;

•

A prolonged period of operations before the Combined Company achieves a Liquidity Event, especially if coupled with significant general and administrative expenses for the Combined Company, could result in lower investor returns than other strategic alternatives currently available to CVREIT;

•	CVREIT may have been able to enter into a more favorable transaction with a third party if CVREIT had solicited third-party buyers or merger partners before entering into the Merger Agreement;

•

The Merger Agreement contains provisions that could discourage a potential competing acquirer of CVREIT from proposing an alternative transaction that may be more advantageous to CVREIT’s stockholders or could result in a competing acquisition proposal being at a lower price than it might otherwise be;

•

The expenses to be incurred in connection with pursuing the REIT Merger, including estimated acquisition fees of approximately $24,035,000 payable to CVREIT II Advisor, could exceed the expected benefits of the REIT Merger if the Combined Company does not perform as expected;

•

The higher disposition fees charged by CVREIT II Advisor than those charged by CVREIT Advisor (1% v. 0.5% of sale price) may offset the savings expected from the lower asset management fee percentage, and the board of directors of the Combined Company may not be able to negotiate for lower disposition fees in connection with future renewals of the CVREIT II Advisory Agreement;

•

CVREIT II might not have available all funds necessary for the consummation of the REIT Merger and other transactions contemplated by the Merger Agreement and the Merger Agreement limits CVREIT’s ability to recover losses in connection with CVREIT II’s breach of the Merger Agreement;

•

CVREIT and CVREIT II stockholders’ voting interests will be diluted by the REIT Merger and, consequently, such stockholders will have less influence over the management and policies of the Combined Company after the REIT Merger than each currently exercises over the management and policies of CVREIT and CVREIT II, as applicable;

•	Failure to complete the REIT Merger could negatively affect the future business and financial results of CVREIT;

•

Because the exchange ratio in the Merger Agreement will not be adjusted in the event of any increase in the value of the shares of CVREIT common stock or decrease in the value of CVREIT II Class A Common Stock, a decline in the value of CVREIT II that is unmatched by a similar decline in the value of CVREIT would reduce the overall value of the CVREIT II Class A Common Stock that is received in the REIT Merger;

•

The pendency of the REIT Merger, including as a result of the restrictions on the operation of CVREIT’s and CVREIT II’s business during the period between signing the Merger Agreement and the completion of the REIT Merger, could adversely affect the business and operations of CVREIT, CVREIT II, or both;

•	Litigation may arise in connection with the REIT Merger, and the potential costs and management distraction that could accompany such litigation may adversely affect stockholder returns; and

•

Pursuing and consummating the REIT Merger has been and will continue to demand significant management attention, which risks diverting management focus and resources from operational matters and other strategic opportunities.

The CVREIT Special Meeting (Beginning on page 108)

The CVREIT Special Meeting will be held at the offices of [                    ] at [                    ] on [                    ], 2019, commencing at [        ] a.m. Eastern Time.

At the CVREIT Special Meeting, the CVREIT stockholders will be asked to consider and vote upon the following matters:

1.	a proposal to approve the REIT Merger; and

2.

a proposal to approve one or more adjournments of the CVREIT Special Meeting to another date, time or place, if necessary or appropriate, as determined by the chairman of the CVREIT Special Meeting, to solicit additional proxies in favor of the proposal to approve the REIT Merger.

Approval of the proposal to approve the REIT Merger requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposal.

Approval of the proposal to approve one or more adjournments of the CVREIT Special Meeting to another date, time or place, if necessary or appropriate, as determined by the chairman of the CVREIT Special Meeting, to solicit additional proxies in favor of the proposal to approve the REIT Merger, requires the affirmative vote of a majority of all of the votes cast on such proposal.

Your vote as a CVREIT stockholder is very important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the CVREIT Special Meeting in person.

Opinion of CVREIT Special Committee’s Financial Advisor

The CVREIT Special Committee requested that Duff & Phelps, LLC (“Duff & Phelps”) evaluate the fairness from a financial point of view of the merger consideration to holders of CVREIT common stock. On April 9,

2019, Duff & Phelps rendered its oral opinion, which was subsequently confirmed in writing by the delivery of a written opinion to the CVREIT Special Committee, dated April 10, 2019, that, from a financial point of view and as of such date, the merger consideration to be paid to holders of CVREIT common stock was fair to the holders of CVREIT common stock, which opinion was based on and subject to the procedures followed, assumptions made and limitations and qualifications on the review undertaken and other matters considered by Duff & Phelps in connection with its opinion.

Duff & Phelps delivered its opinion to the CVREIT Special Committee (in its capacity as such), which addressed only the fairness, from a financial point of view, as of April 10, 2019, to CVREIT stockholders of the consideration of the REIT Merger and did not address any other portion, aspect or implication of the REIT Merger, the related transactions or otherwise or any other agreement, arrangement or understanding. The summary of Duff & Phelps’ opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Duff & Phelps’ written opinion, which is attached as Annex B to this proxy statement/prospectus and describes the procedures followed, assumptions made and limitations and qualifications on the review undertaken and other matters considered by Duff & Phelps in connection with its opinion. However, neither Duff & Phelps’ opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the CVREIT Special Committee, CVREIT Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the REIT Merger, any related transactions or otherwise.

See “The REIT Merger—Opinion of Duff & Phelps, LLC” beginning on page 132.

Treatment of CVREIT Equity Awards (See pages 158 and 187)

CVREIT’s independent directors hold restricted shares of CVREIT common stock issued pursuant to the CVREIT 2010 Restricted Share Plan (the “CVREIT Incentive Plan”). Except as described below, at the effective time of the REIT Merger, each of these outstanding restricted shares of CVREIT common stock will vest and all restrictions thereon will lapse, and each such CVREIT restricted share will be cancelled and converted into the right to receive $1.00 in cash and 0.4681 shares of CVREIT II Class A Common Stock (or with respect to any fractional share of CVREIT common stock, that fraction of CVREIT II Class A Common Stock consistent with the exchange ratio).

For more information regarding treatment of CVREIT equity awards, see “The REIT Merger—Interests of CVREIT’s Directors and Executive Officers in the REIT Merger—Treatment of CVREIT Equity Awards” beginning on page 158 and “The Merger Agreement—Consideration to be Received in the REIT Merger” beginning on page 187.

Stock Ownership of Directors and Executive Officers of CVREIT (See page     )

The CVREIT charter provides that, with respect to shares of CVREIT common stock owned by CVREIT Advisor, any director of CVREIT or any of their respective affiliates, neither the CVREIT Advisor, the directors of CVREIT or their affiliates (including CVREIT II, CVREIT II Advisor and any of the directors of CVREIT II) may vote on matters submitted to the CVREIT stockholders regarding any transaction between CVREIT and any of them. At the close of business on the CVREIT record date, the directors and executive officers of CVREIT and their affiliates held [                ] shares of CVREIT common stock (excluding certain shares that, according to the CVREIT charter, may not be voted on the REIT Merger), collectively representing approximately [    ]% of all the shares of CVREIT common stock outstanding and entitled to vote. In addition, as of the CVREIT record date, Ronald Rayevich, Jonathan Kuchin, and Randy Greene, each of whom also are directors of CVREIT II, held [                    ], [                    ] and [                    ] restricted shares of CVREIT II Class A Common Stock, respectively. See “The Companies—CVREIT—Security Ownership of Certain Beneficial Owners, Directors and

Management, and Related Matters” and “The Companies—CVREIT II—Security Ownership of Certain Beneficial Owners, Directors and Management, and Related Matters.”

Directors and Management of the Combined Company After the REIT Merger (See page 160)

Following the REIT Merger, CVREIT will not designate any directors for election to the board of directors of the Combined Company. The CVREIT II Board currently consists of seven directors, and upon the consummation of the REIT Merger, all of the directors of CVREIT II immediately prior to the effective time of the REIT Merger are expected to comprise the board of directors of the Combined Company after the effective time of the REIT Merger. Three independent directors of CVREIT and John E. Carter (Chairman of the CVREIT Board) also serve on the CVREIT II Board.

The executive officers of CVREIT II immediately prior to the effective time of the REIT Merger will continue to serve as the executive officers of the Combined Company, with Michael A. Seton continuing to serve as the Chief Executive Officer and President of the Combined Company and Kay C. Neely continuing to serve as the Chief Financial Officer, Treasurer and Secretary of the Combined Company. See “The Merger Agreement—Directors and Management of the Combined Company After the REIT Merger” on page 160 for more information.

Interests of CVREIT’s and CVREIT II’s Directors and Executive Officers in the REIT Merger (Beginning on page 158)

In addition to their interests in the REIT Merger as stockholders, some of CVREIT and CVREIT II directors and executive officers have interests in the REIT Merger that differ from, or are in addition to, the interests of the CVREIT stockholders. The CVREIT Special Committee and the CVREIT Board were each aware of these interests and considered them, among other things, in reaching its decision to approve the REIT Merger, the Merger Agreement, and the other transactions contemplated by the Merger Agreement. These interests include, among other things, the issuance of shares of CVREIT II Class A Common Stock pursuant to CVREIT II’s 2014 Restricted Share Plan (the “CVREIT II Incentive Plan”) to the former directors of CVREIT if the REIT Merger is consummated.

Relationship of CVREIT and CVREIT II

The CVREIT Sponsor is affiliated with the sponsor of CVREIT II, Carter Validus REIT Management Company II, LLC, a Florida limited liability company (the “CVREIT II Sponsor”). Both sponsors are indirectly or directly controlled by John E. Carter, who serves as the Chairman of both the CVREIT Board and CVREIT II Board, Michael A. Seton, who serves as the Chief Executive Officer and President of both CVREIT and CVREIT II and as a director on the CVREIT II Board, Kay C. Neely, who serves as the Chief Financial Officer of both CVREIT and CVREIT II, Mario Garcia, Jr., who serves as a director on the CVREIT Board, and Robert M. Winslow, who serves as a director on the CVREIT II Board. Each aforementioned person, other than Mr. Garcia, will continue their present role in the Combined Company.

Further, controlling persons of each of the CVREIT Sponsor and CVREIT II Sponsor control, directly or indirectly, CVREIT II Advisor. In connection with the REIT Merger, pursuant to the CVREIT II Advisory Agreement, CVREIT II Advisor is entitled to an acquisition fee equal to 2.0% of the value of CVREIT in the REIT Merger.

Indemnification and Insurance

For a period of six (6) years after the effective time of the REIT Merger, pursuant to the terms of the Merger Agreement and subject to certain limitations, CVREIT II will, and will cause the Surviving Entity to, indemnify, defend and hold harmless the current or former managers, directors, officers, partners, members, trustees, employees, agents, fiduciaries or other individuals of CVREIT or any of the CVREIT subsidiaries (the “Indemnified Parties”) for any action or omission or alleged action or omission at or prior to the effective time of the REIT Merger, including with respect to the transactions contemplated by the Merger Agreement. CVREIT II and the REIT Merger Sub have agreed that all rights to indemnification and exculpation from liabilities for acts provided in (i) the governing documents of CVREIT or similar organizational documents or agreements of any subsidiary of CVREIT and (ii) any indemnification agreements of CVREIT will survive the REIT Merger and will continue in full force and effect in accordance with their terms. For a period of six years after the effective time of the REIT Merger, the organizational documents of CVREIT II and the Surviving Entity and the organizational documents of any subsidiary of CVREIT or subsidiary of CVREIT II will not have indemnification and director and officer liability limitation provisions less favorable than such provisions in the CVREIT II organizational documents as of the effective time of the REIT Merger, or, if applicable, similar organizational documents or agreements of any subsidiary of CVREIT II.

CVREIT shall use its best efforts to obtain extended reporting period coverage under CVREIT’s existing insurance programs for a period of six years after the effective time of the REIT Merger, to be effective as of the effective time of the REIT Merger.

Dissenters’ and Appraisal Rights in the REIT Merger (See page 111)

No dissenters’ or appraisal rights or rights of objecting stockholders will be available with respect to the REIT Merger.

Conditions to Completion of the REIT Merger (See page 191)

As more fully described in this proxy statement/prospectus and the Merger Agreement, the obligation of each of CVREIT and CVREIT II to complete the REIT Merger and the other transactions contemplated by the Merger Agreement is subject to the satisfaction or, to the extent permitted by law, waiver by each of the parties, at or prior to the effective time of the REIT Merger, of a number of closing conditions. These conditions include, among other things:

•	Approval by CVREIT stockholders of the REIT Merger;

•	Receipt of opinions of counsel concerning certain tax matters;

•

The absence of any judgment, injunction, order or decree issued by any governmental authority of competent jurisdiction prohibiting the consummation of the REIT Merger, and the absence of any law that has been enacted, entered, promulgated or enforced by any governmental authority after the date of the Merger Agreement that prohibits, restrains, enjoins or makes illegal the consummation of the REIT Merger or the other transactions contemplated by the Merger Agreement;

•

The registration statement of which this proxy statement/prospectus is a part having been declared effective by the SEC, no stop order suspending the effectiveness of such registration statement having been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not withdrawn; and

•	The truth and accuracy of the representations and warranties of each party made in the Merger Agreement as of the closing, subject to certain materiality standards.

Neither CVREIT nor CVREIT II can give any assurance as to when or if all of the conditions to the consummation of the REIT Merger will be satisfied or waived or that the REIT Merger will occur.

See “The Merger Agreement—Conditions to Completion of the REIT Merger” beginning on page 191 for more information.

Regulatory Approvals Required for the REIT Merger (See page 160)

CVREIT and CVREIT II are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the REIT Merger or the other transactions contemplated by the Merger Agreement.

CVREIT Go Shop Period; Acquisition Proposals (Beginning on page 198)

Until 11:59 p.m. (New York City time) on May 26, 2019 (the “Go Shop Period End Time”), under certain specified circumstances, CVREIT, its subsidiaries and their respective representatives had the right to:

•

initiate, solicit, encourage or facilitate any inquiries or the making of any proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as later defined), including by way of (A) contacting third parties, (B) broadly disseminating public disclosure or (C) providing access to the properties, offices, assets, books, records and personnel of CVREIT and its subsidiaries and furnishing non-public information pursuant to (but only pursuant to) one or more acceptable confidentiality agreements; provided, however, that CVREIT has previously or contemporaneously furnished, made available or provided access to such non-public information to CVREIT;

•

enter into, continue or otherwise participate in any discussions or negotiations with any person relating to, or in furtherance of such inquiries, proposals, offers or other actions or to obtain, an Acquisition Proposal;

•	release any person from, or refrain from enforcing, any standstill agreement or similar obligation to CVREIT or its subsidiaries; or

•

disclose to the CVREIT stockholders any information required to be disclosed under applicable law; provided, however, that to the extent any such disclosure addresses the approval, recommendation or declaration of advisability by the CVREIT Board with respect to the Merger Agreement or an Acquisition Proposal, such disclosure shall be deemed to be an Adverse Recommendation Change (as later defined) if not accompanied by an express public re-affirmation of the recommendation of the CVREIT Board in favor of the REIT Merger and the Merger Agreement.

In accordance with the terms of the Merger Agreement, following the execution of the Merger Agreement, Moelis & Company (“Moelis”), as financial advisor to the CVREIT Special Committee, at the direction of the CVREIT Special Committee, began soliciting inquiries and proposals from third parties.

Prior to the Go Shop Period End Time, Moelis contacted 28 third parties, 4 of which executed confidentiality agreements with CVREIT. None of the third parties contacted by Moelis provided CVREIT with a proposal or offer regarding an alternative acquisition proposal.

No Solicitation and Change in Recommendation with Acquisition Proposal (Beginning on page 198)

Beginning at the Go Shop Period End Time, except as described below, the Merger Agreement provides that CVREIT may not, and will cause its subsidiaries not to initiate, solicit, knowingly encourage or facilitate any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any persons relating to any inquiry, proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

At any time after the Go Shop Period End Time and prior to obtaining the necessary approvals of the CVREIT stockholders, CVREIT may, if and only to the extent that the CVREIT Special Committee has either determined that such Acquisition Proposal constitutes a Superior Proposal or determined in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal:

•

provide information in response to a request by a person who has made a written Acquisition Proposal that did not result from a breach by CVREIT of the non-solicitation provisions in the Merger Agreement; and

•	engage or participate in any discussions or negotiations with any person who has made such a written Acquisition Proposal.

At any time prior to obtaining the necessary approvals of the CVREIT stockholders, CVREIT has the right, upon receipt of a written Acquisition Proposal (whether or not from a Go Shop Bidder) that constituted a Superior Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement, to give notice of its intention to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement (as later defined) for such Superior Proposal and/or effect an Adverse Recommendation Change, subject to the following conditions:

•	the foregoing determination must have been upon the determination that failing to take such action would be inconsistent with the directors’ duties under applicable law;

•

CVREIT must have notified CVREIT II in writing that the CVREIT Board intends to take such action at least five (5) business days in advance of effecting an Adverse Recommendation Change, which notice must specify the material terms of the Superior Proposal and attach the most current version of such proposal; and

•

during the five (5) business days after CVREIT II received such notice, CVREIT must have offered to negotiate with CVREIT II (and negotiate in good faith) with respect to making adjustments to the terms of the Merger Agreement so that the subject Superior Proposal no longer was a Superior Proposal.

For more information regarding the limitations on CVREIT, the CVREIT Board and the CVREIT Special Committee to consider other proposals, see “The Merger Agreement—Covenants and Agreements—No Solicitation and Change in Recommendation with Acquisition Proposal” beginning on page  192.

Termination of the Merger Agreement (Beginning on page 203)

CVREIT and CVREIT II may, by written consent, mutually agree to terminate the Merger Agreement before completing the REIT Merger, even after the approval of CVREIT stockholders.

The Merger Agreement may also be terminated prior to the effective time of the REIT Merger by either CVREIT (with prior approval of the CVREIT Special Committee) or CVREIT II (with prior approval of the CVREIT II Special Committee) if any of the following occur, each subject to certain exceptions:

•	The REIT Merger has not occurred on or before the Outside Date,

•

There is any final, non-appealable order issued by a governmental authority of competent jurisdiction that permanently restrains or otherwise prohibits the transactions contemplated by the Merger Agreement.

•	If the approval of the CVREIT stockholders of the REIT Merger has not been obtained at the CVREIT Special Meeting.

The Merger Agreement may also be terminated prior to the effective time of the REIT Merger by CVREIT II (with the prior approval of the CVREIT II Special Committee) upon either of the following:

1)

CVREIT shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (A) would, or would reasonably be expected to, result in a failure of CVREIT’s ability to satisfy certain closing conditions, and (B) cannot be cured or waived by the Outside Date or, if curable, is not cured by CVREIT within 20 days of receipt by CVREIT of written notice of such breach or failure, subject to certain exceptions; or

2)

If, at any time prior to obtaining the necessary approvals of the CVREIT stockholders, (A) the CVREIT Board has made an Adverse Recommendation Change, (B) a tender offer or exchange offer for any shares of CVREIT common stock that constitutes an Acquisition Proposal (other than by CVREIT II or any of its affiliates) is commenced and the CVREIT Board fails to recommend against acceptance of such tender offer or exchange offer by the CVREIT stockholders and to publicly reaffirm the CVREIT Board recommendation within ten (10) business days of being requested to do so by CVREIT II, or (C) if CVREIT shall have violated any of its obligations described in “The Merger Agreement—Covenants and Agreements—No Solicitation and Change in Recommendation with Acquisition Proposal.”

The Merger Agreement may also be terminated prior to the effective time of the REIT Merger by CVREIT (with the prior approval of the CVREIT Special Committee) upon either of the following, each subject to certain exceptions:

1)

Any of the CVREIT II Parties shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (A) would, or would reasonably be expected to, result in a failure of CVREIT II’s ability to satisfy certain closing conditions, and (B) cannot be cured or waived by the Outside Date or, if curable, is not cured by CVREIT II within 20 days of receipt by CVREIT II of written notice of such breach or failure, subject to certain exceptions; or

2)

If, at any time prior to obtaining the necessary approvals of the CVREIT stockholders, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the Merger Agreement, so long as the termination fee payment described in “—Termination Fee and Expenses” below is made in full to CVREIT II concurrently with such termination.

For more information regarding the rights of CVREIT and CVREIT II to terminate the Merger Agreement, see “The Merger Agreement-Termination of the Merger Agreement” beginning on page 203.

Termination Fee and Expenses (See page 205)

All expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, provided that CVREIT and CVREIT II will share equally any Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, and the Form S-4 filing fees as may be required to consummate the transactions contemplated by the Merger Agreement. Additionally, upon termination of the Merger Agreement in certain circumstances, the Merger Agreement provides for the payment of a termination fee to CVREIT II by CVREIT of $14,400,000 (in the case of termination in connection with the go shop provisions of the Merger Agreement) or $28,800,000 (in connection with termination under certain other circumstances).

See “The Merger Agreement-Termination of the Merger Agreement-Termination Fee” beginning on page 205 for more information on the termination fees that could be payable by CVREIT to CVREIT II.

Material U.S. Federal Income Tax Consequences of the REIT Merger (Beginning on page 162)

CVREIT and CVREIT II intend that the REIT Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The closing of the REIT Merger is conditioned on the receipt by CVREIT II and

CVREIT of an opinion from its respective tax counsel to the effect that the REIT Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming that the REIT Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code:

•

a U.S. holder (as defined below) of shares of CVREIT common stock generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the sum of the amount of cash and the fair market value of the CVREIT II common stock received pursuant to the REIT Merger, minus such holder’s adjusted tax basis in its shares of CVREIT common stock surrendered, and (2) the amount of cash received; and

•

a non-U.S. holder (as defined below) of shares of CVREIT common stock generally will not be subject to U.S. federal income taxation on any gain recognized from the receipt of the merger consideration, unless (1) the gain is effectively connected with a U.S. trade or business of the non-U.S. holder, (2) the non-U.S. holder is an individual who has been present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied, or (3) the non-U.S. holder’s CVREIT common stock constitutes a “U.S. real property interest” within the meaning of the Foreign Investment in Real Property Tax Act of 1980.

For further discussion of certain U.S. federal income tax consequences of the REIT Merger and the ownership and disposition of the CVREIT II Class A Common Stock, see “The REIT Merger-U.S. Federal Income Tax Considerations” beginning on page 161.

CVREIT stockholders should consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the REIT Merger and the ownership and disposition of the CVREIT II Class A Common Stock.

Accounting Treatment of the REIT Merger (See page 186)

CVREIT II prepares its financial statements in accordance with U.S. generally accepted accounting principles, which we refer to herein as GAAP. The REIT Merger will be treated as an asset acquisition under GAAP. See “The REIT Merger—Accounting Treatment” beginning on page 186 for more information.

Comparison of Rights of CVREIT Stockholders and CVREIT II Stockholders (Beginning on page 225)

At the effective time of the REIT Merger, CVREIT stockholders will become CVREIT II stockholders and, accordingly, their rights will be governed by the CVREIT II charter and bylaws and the laws of the state of Maryland. The CVREIT II charter and bylaws contain certain provisions that are different from the CVREIT charter and bylaws.

For a summary of certain differences between the rights of CVREIT stockholders and CVREIT II stockholders, see “Comparison of Rights of the CVREIT Stockholders and the CVREIT II Stockholders” beginning on page 225.

Selected Historical Financial Information of CVREIT II

Presented below is the selected historical consolidated financial data of CVREIT II as of and for the periods indicated. The selected historical consolidated financial data of CVREIT II for each of the fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014 has been derived from CVREIT II’s historical audited consolidated financial statements, which are included in this proxy statement/prospectus beginning as Appendix E. The selected historical financial information for the three months ended March 31, 2019, has been derived from CVREIT II’s unaudited interim consolidated financial statements, which are included in this proxy statement/prospectus as Appendix F.

You should read the historical financial information together with the financial statements included in this proxy statement/prospectus and their accompanying notes beginning on page E-111 and CVREIT II management’s discussion and analysis of operations and financial condition of CVREIT II included in Annex E and Annex F that are attached to this proxy statement/prospectus, which should be read together.

(in thousands, except share data and per share amounts)	As of and for the Three Months Ended March 31,	As of and for the Year Ended December 31,
Selected Financial Data	2019	2018	2017	2016	2015	2014
Balance Sheet Data:
Total real estate, net	$1,665,135	$1,673,732	$1,505,405	$897,000	$410,514	$82,615
Cash and cash equivalents	$73,727	$68,360	$74,803	$50,446	$31,262	$3,894
Acquired intangible assets, net	$145,050	$154,204	$150,554	$98,053	$54,633	$6,442
Total assets	$1,961,029	$1,963,829	$1,777,944	$1,070,038	$506,627	$97,866
Notes payable, net	$464,273	$464,345	$463,742	$151,045	$—	$—
Credit facility, net	$362,604	$352,511	$219,399	$219,124	$89,897	$37,500
Total liabilities	$934,368	$916,444	$787,393	$401,610	$106,291	$40,761
Total equity	$1,026,661	$1,047,385	$990,551	$668,428	$400,336	$57,105
Operating Data:
Total revenue	$46,467	$177,332	$125,095	$56,431	$21,286	$337
Rental expenses	$9,128	$37,327	$26,096	$8,164	$2,836	$51
General and administrative expenses	$1,403	$5,396	$4,069	$3,105	$2,133	$351
Acquisition related expenses	$—	$—	$—	$5,339	$10,250	$1,820
Depreciation and amortization	$18,246	$58,258	$41,133	$19,211	$7,053	$185
Income (loss) from operations	$14,196	$63,237	$43,834	$15,687	$(2,881)	$(2,142)
Net income (loss) attributable to common stockholders	$4,361	$28,873	$21,279	$11,297	$(4,767)	$(2,294)
Per Share Data:
Net income (loss) per common share attributable to common stockholders:
Basic	$0.03	$0.22	$0.21	$0.17	$(0.17)	$(1.86)
Diluted	$0.03	$0.22	$0.21	$0.17	$(0.17)	$(1.86)
Distributions declared for common stock	$21,196	$81,985	$63,488	$42,336	$18,245	$755
Distributions declared per common share	$0.16	$0.63	$0.62	$0.63	$0.64	$0.61
Weighted average number of common shares outstanding:
Basic	136,179,343	131,040,645	101,714,148	66,991,294	28,658,495	1,233,715
Diluted	136,204,843	131,064,388	101,731,944	67,007,124	28,658,495	1,233,715
Cash Flow Data:
Net cash provided by (used in) operating activities	$19,947	$74,211	$51,827	$24,975	$3,290	$(1,705)
Net cash used in investing activities	$(1,179)	$(232,815)	$(636,693)	$(543,547)	$(375,528)	$(92,513)
Net cash (used in) provided by financing activities	$(12,954)	$152,384	$613,704	$542,292	$398,811	$97,712

Selected Historical Financial Information of CVREIT

Presented below is the selected historical consolidated financial data of CVREIT as of and for the periods indicated. The selected historical consolidated financial data of CVREIT for each of the fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014, has been derived from CVREIT’s historical audited consolidated financial statements, which are included in this proxy statement/prospectus as Appendix C. The selected historical financial information for the three months ended March 31, 2019, has been derived from CVREIT’s unaudited interim consolidated financial statements, which are included in this proxy statement/prospectus as Appendix D.

You should read the historical financial information together with the financial statements included in this proxy statement/prospectus and their accompanying notes beginning on page C-109 and CVREIT management’s discussion and analysis of operations and financial condition of CVREIT included in Annex C and Annex D that are attached to this proxy statement/prospectus, which should be read together.

(in thousands, except share data and per share amounts)	As of and for the Three Months Ended March 31,	As of and for the Year Ended December 31,
Selected Financial Data	2019	2018	2017	2016	2015	2014
Balance Sheet Data:
Total real estate, net	$873,960	$879,337	$908,188	$1,039,330	$964,052	$800,723
Acquired intangible assets, net	$55,907	$59,681	$86,938	$94,675	$103,185	$96,232
Cash and cash equivalents	$28,015	$43,133	$336,500	$42,613	$28,527	$113,093
Preferred equity investment	$—	$—	$—	$—	$127,147	$—
Assets of discontinued operations, net	$393	$401	$213,833	$1,093,465	$1,093,821	$1,118,439
Total assets	$1,011,741	$1,023,516	$1,624,599	$2,337,654	$2,382,440	$2,182,961
Notes payable, net	$17,749	$36,214	$140,602	$172,042	$209,027	$215,777
Credit facility, net	$218,000	$190,000	$—	$356,211	$290,456	$73,034
Intangible lease liabilities, net	$11,132	$16,537	$17,555	$18,667	$19,745	$19,961
Liabilities of discontinued operations, net	$12	$13	$5,058	$361,405	$379,375	$324,338
Total liabilities	$274,396	$260,796	$193,782	$932,710	$920,264	$652,368
Total equity	$737,345	$762,720	$1,430,817	$1,404,944	$1,462,176	$1,530,593
Operating Data:
Total revenue	$20,916	$56,362	$94,414	$90,237	$96,818	$65,701
Rental expenses	$1,609	$11,225	$13,071	$8,972	$7,363	$3,667
Acquisition related expenses	$—	$—	$—	$1,667	$3,693	$4,081
Depreciation and amortization	$8,793	$51,001	$33,540	$47,591	$30,429	$17,104
Income (loss) from operations	$5,219	$(21,677)	$30,007	$14,800	$39,371	$29,562
Income (loss) from continuing operations	$2,148	$(40,572)	$(37,038)	$478	$32,071	$18,997
Income from discontinued operations	$—	$36,591	$261,675	$34,679	$36,305	$18,634
Net income (loss)	$2,148	$(3,981)	$224,637	$35,157	$68,376	$37,631
Net loss (income) attributable to noncontrolling interests in consolidated partnerships	$—	$22	$(47,326)	$(3,921)	$(4,938)	$(4,133)
Net income (loss) attributable to common stockholders	$2,148	$(3,959)	$177,311	$31,236	$63,438	$33,498
Per Share Data:
Net income (loss) per common share attributable to common stockholders:
Basic:
Continuing operations	$0.01	$(0.22)	$(0.20)	$—	$0.17	$0.12
Discontinued operations	—	0.20	1.15	0.17	0.19	0.11

Net income (loss) attributable to common stockholders	$0.01	$(0.02)	$0.95	$0.17	$0.36	$0.23

Diluted:
Continuing operations	$0.01	$(0.22)	$(0.20)	$—	$0.17	$0.12
Discontinued operations	—	0.20	1.15	0.17	0.19	0.11

Net income (loss) attributable to common stockholders	$0.01	$(0.02)	$0.95	$0.17	$0.36	$0.23

Distributions declared	$14,258	$636,796	$130,183	$128,316	$124,963	$100,617
Distributions declared per common share	$0.08	$3.49	$0.70	$0.70	$0.70	$0.70
Weighted average number of common shares outstanding:
Basic	180,618,895	182,667,312	185,922,468	183,279,872	178,521,807	143,682,692
Diluted	180,641,395	182,667,312	185,922,468	183,297,662	178,539,609	143,700,672
Cash Flow Data:
Net cash provided by operating activities	$3,682	$23,599	$105,278	$122,821	$107,659	$69,723
Net cash (used in) provided by investing activities	$(1,006)	$255,214	$1,092,831	$(18,818)	$(324,316)	$(1,021,697)
Net cash (used in) provided by financing activities	$(17,794)	$(587,426)	$(903,800)	$(89,468)	$132,518	$1,065,284

Selected Unaudited Pro Forma Combined Financial Information

The following tables set forth selected unaudited pro forma combined financial information. The pro forma financial information combines the historical financial statements of CVREIT II and CVREIT after giving effect to the REIT Merger using the acquisition method of accounting and preliminary estimates, assumptions and pro forma adjustments as described below and in the accompanying notes to the unaudited pro forma combined financial information.

The unaudited pro forma combined financial information should be read in conjunction with CVREIT II’s historical consolidated financial statements and CVREIT’s historical consolidated financial statements, including the notes thereto, which are included herein. The selected unaudited pro forma combined financial information has been derived from and should be read in conjunction with the unaudited pro forma combined financial information and accompanying notes included in this proxy statement/prospectus.

The unaudited pro forma combined financial information is presented for illustrative purposes only and does not purport to be indicative of the results that would actually have occurred if the transactions described above had occurred as presented in such statements or that may be obtained in the future. In addition, future results may vary significantly from the results reflected in such statements.

	As of March 31, 2019
(in thousands)	Carter Validus Mission Critical REIT II, Inc. Historical	Carter Validus Mission Critical REIT, Inc. Historical	Pro-Forma Adjustments	Carter Validus Mission Critical REIT II, Inc. Pro-Forma
Balance Sheet Data:
Total real estate, net	$1,665,135	$873,960	$205,493	$2,744,588
Total assets	$1,961,029	$1,011,741	$221,378	$3,194,148
Notes payable, net of deferred financing costs	$464,273	$17,749	$(17,749)	$464,273
Credit facility, net of deferred financing costs	$362,604	$218,000	$190,437	$771,041
Total liabilities	$934,368	$274,396	$184,177	$1,392,941
Total equity	$1,026,661	$737,345	$37,201	$1,801,207

	For the Three Months Ended March 31, 2019
(in thousands)	Carter Validus Mission Critical REIT II, Inc. Historical	Carter Validus Mission Critical REIT, Inc. Historical	Pro-Forma Adjustments	Carter Validus Mission Critical REIT II, Inc. Pro-Forma
Operating Data:
Rental revenue	$46,467	$20,916	$(640)	$66,743
Income from operations	14,196	5,219	(2,495)	16,920
Net income attributable to common stockholders	$4,361	$2,148	$(4,142)	$2,367

	For the Year Ended December 31, 2018
(in thousands)	Carter Validus Mission Critical REIT II, Inc. Historical	Carter Validus Mission Critical REIT, Inc. Historical	Pro-Forma Adjustments	Carter Validus Mission Critical REIT II, Inc. Pro-Forma
Operating Data:
Rental revenue	$177,332	$56,362	$(2,490)	$231,204
Income (loss) from operations	$63,237	$(21,677)	$(7,162)	$34,398
Net income (loss) from continuing operations	$28,873	$(40,572)	$(14,543)	$(26,242)

Unaudited Comparative Per Share Information

The following table sets forth for the year ended December 31, 2018 and the three months ended March 31, 2019, selected per share information for CVREIT and CVREIT II common stock on an historical basis and for the Combined Company on a pro forma basis after giving effect to the REIT Merger accounted for as an asset acquisition. The information in the table is unaudited. You should read the tables below together with the historical consolidated financial statements and related notes of CVREIT and CVREIT II, which are included in this proxy statement/prospectus as Annex C and Annex E, respectively.

The pro forma Combined Company net income (loss) per share for the three months ended March 31, 2019 and the year ended December 31, 2018 includes the combined net income (loss) per share of CVREIT and CVREIT II on a pro forma basis as if the transaction was consummated on January 1, 2018 and, with respect to net book value per share of common stock, on March 31, 2019.

The CVREIT II pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this proxy statement/prospectus.

	CVREIT II		CVREIT
	Historical		Historical	Pro Forma Combined
As of March 31, 2019
Net tangible book value per common share	$6.52	(1)	$3.69 (2)	$6.76

For the Three Months Ended March 31, 2019
Net income per common share attributable to common stockholders—basic	$0.03		$0.01	$0.01
Net income per common share attributable to common stockholders—diluted	$0.03		$0.01	$0.01
Distributions declared per common share	$0.16		$0.08	$0.16

For the Year Ended December 31, 2018
Net income (loss) per common share from continuing operations—basic	$0.22		$(0.22)	$(0.08)
Net income (loss) per common share from continuing operations—diluted	$0.22		$(0.22)	$(0.08)
Distributions declared per common share	$0.63		$3.49	$0.64

(1)

The net tangible book value of common stock is a calculation using amounts derived from CVREIT’s consolidated balance sheets, and is calculated as (1) total tangible book value of assets, (2) minus total tangible liabilities, (3) divided by the total diluted number of shares of common stock outstanding. The net tangible book value of common stock is not intended to reflect the value of our assets upon an orderly liquidation of CVREIT, in accordance with our investment objectives.

(2)

The net tangible book value of common stock is a calculation using amounts derived from CVREIT II’s consolidated balance sheets, and is calculated as (1) total tangible book value of assets, (2) minus total tangible liabilities, (3) divided by the total diluted number of shares of common stock outstanding. The net tangible book value of common stock is not intended to reflect the value of our assets upon an orderly liquidation of CVREIT II, in accordance with our investment objectives.

Comparative Market Price Data and Distribution Data

Neither CVREIT nor CVREIT II’s common stock is listed on an exchange and there is no established public trading market for shares of CVREIT or CVREIT II common stock.

CVREIT’s Distribution Data

The CVREIT Board has historically authorized distributions to its stockholders on a monthly basis that accrue daily to CVREIT stockholders of record as of the close of business on each day and are payable in cumulative amounts on or before the 10th day of each calendar month. For the period from January 1, 2019 to June 30, 2019, the distribution rate was equal to $0.000876712 per share of common stock based on 365 days in the calendar year and is equal to an annualized distribution rate of 6.0%, based on the estimated per share NAV of $5.33. There can be no assurance that the CVREIT Board will continue to authorize such distributions at such amount or frequency, if at all.

(in thousands, except per share amounts)	Total Distributions Paid to Common Stockholders	Distributions Declared Per Common Share
2019
First Quarter	$14,323	$0.08
2018
Fourth Quarter	$16,032	$0.14
Third Quarter	$19,144	$0.11
Second Quarter	$19,337	$0.10
First Quarter	$588,385	$3.14
2017
Fourth Quarter	$32,512	$0.18
Third Quarter	$32,862	$0.18
Second Quarter	$32,771	$0.17
First Quarter	$31,930	$0.17

CVREIT II’s Distribution Data

The CVREIT II Board historically has authorized distributions to CVREIT II stockholders on a quarterly basis that accrue daily to CVREIT II stockholders of record on each day and are payable in cumulative amounts on or before the 10th day of each calendar month.

For the period from January 1, 2019 to June 30, 2019, the distribution rate was equal to the following per share rate for each class of common stock:

Common Stock	Daily Distribution Rate	Annualized Distribution Rate (1)
Class A	$0.00180217	6.40%
Class I	0.00180217	7.04%
Class T	0.001561644	5.79%
Class T2	0.001561644	5.82%

(1)

Annualized distribution rate is based on 365 days in the calendar year and assumes a purchase price of $10.278, $9.343, $9.840 and $9.788 per Class A share, Class I share, Class T share and Class T2 share, respectively.

There can be no assurance that the CVREIT II Board will continue to authorize such distributions at such amount and frequency, if at all.

(in thousands, except per share amounts)	Total Distributions Paid to Common Stockholders	Distributions Declared Per Common Share
2019
First Quarter	$21,198	$0.16
2018
Fourth Quarter	$21,042	$0.16
Third Quarter	$20,684	$0.16
Second Quarter	$20,255	$0.16
First Quarter	$19,253	$0.15
2017
Fourth Quarter	$17,842	$0.14
Third Quarter	$15,955	$0.16
Second Quarter	$14,483	$0.16
First Quarter	$12,978	$0.16

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements,” a stockholder of CVREIT should carefully consider the following risks before deciding how to vote your shares of common stock of CVREIT. In addition, you should read and consider the risks associated with each of the businesses of CVREIT and CVREIT II because these risks will also affect the Combined Company. These risks can be found in the respective Annual Reports on Form 10-K for the year ended December 31, 2018 and subsequent Quarterly Reports on Form 10-Q of CVREIT and CVREIT II. You should also read and consider the other information in this proxy statement/prospectus, including the Annexes. See “Where You Can Find More Information” beginning on page 236.

Risks Related to the REIT Merger

The merger consideration will not be adjusted, other than as expressly contemplated in the Merger Agreement.

Upon the consummation of the REIT Merger, each outstanding share of CVREIT common stock, and each fraction thereof, will be converted automatically into the right to receive $1.00 in cash and 0.4681 shares of CVREIT II Class A Common Stock (or a fraction thereof). The exchange ratio will not be adjusted, other than in the limited circumstances as expressly contemplated in the Merger Agreement in connection with stock splits, combinations, reorganizations, or other similar events affecting the outstanding CVREIT or CVREIT II common stock. Except as expressly contemplated in the Merger Agreement, no change in the REIT Merger consideration will be made for any reason, including the following:

•	changes in the respective businesses, operations, assets, liabilities and prospects of CVREIT and CVREIT II;

•	changes in the estimated value per share of either the shares of CVREIT common stock or the CVREIT II Class A Common Stock;

•	interest rates, general market and economic conditions and other factors generally affecting the businesses of CVREIT and CVREIT II;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which CVREIT and CVREIT II operate; and

•	other factors beyond the control of CVREIT and CVREIT II, including those described or referred to elsewhere in this “Risk Factors” section.

The terms of the REIT Merger may not be as favorable to the CVREIT stockholders if only independent representatives were involved in analyzing the transactions.

While each of the CVREIT Board and CVREIT II Board formed a separate special committee and each special committee retained separate legal and financial advisors to assist it in evaluating the REIT Merger, representatives of each of CVREIT and CVREIT II performed an initial review of potential alternatives for CVREIT and CVREIT II and proposed the initial terms and conditions of the REIT Merger. If only independent representatives of CVREIT and CVREIT II were involved in analyzing the transactions and considering strategic alternatives, the terms of the REIT Merger might have been different.

CVREIT stockholders will be diluted by the REIT Merger.

The REIT Merger will dilute the ownership position of CVREIT stockholders. Upon completion of the REIT Merger, we estimate that continuing CVREIT II stockholders will own approximately 61.7% of the issued and outstanding shares of the Combined Company on a fully diluted basis, and former CVREIT stockholders will own approximately 38.3% of the issued and outstanding shares of the Combined Company on a fully diluted basis (calculated based on diluted shares outstanding as of March 31, 2019).

Consequently, CVREIT stockholders will have less influence over the management and policies of the Combined Company after the effective time of the REIT Merger than each currently exercises over the management and policies of CVREIT.

Completion of the REIT Merger is subject to many conditions and if these conditions are not satisfied or waived, the REIT Merger will not be completed, which could result in the expenditure of significant unrecoverable transaction costs.

The Merger Agreement is subject to many conditions which must be satisfied or waived in order to complete the REIT Merger. The mutual conditions of the parties include, among others: (i) the approval by the CVREIT stockholders of the REIT Merger; (ii) the absence of any law, order or injunction that would prohibit, restrain, enjoin or make illegal the consummation of the REIT Merger or any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by, or any consent agreement, memorandum of understanding or other contract with, any governmental entity of a court of competent jurisdiction in effect preventing, restraining or enjoining the consummation of the REIT Merger; and (iii) the effectiveness of the registration statement on Form S-4 to be filed by CVREIT II for purposes of registering the CVREIT II Class A Common Stock to be issued in connection with the REIT Merger. In addition, each party’s obligation to consummate the REIT Merger is subject to certain other conditions, including, among others: (a) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers and other customary exceptions); (b) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary materiality qualifiers); (c) the absence of any change, event, circumstance or development arising during the period from the date of the Merger Agreement until the effective time of the REIT Merger that has had or is reasonably likely to have a material adverse effect on the other party; (d) the receipt of an opinion of counsel of the other party to the effect that such party has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT; and (e) the receipt of an opinion of counsel of each party to the effect that the REIT Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the REIT Merger, see “The Merger Agreement—Conditions to Completion of the REIT Merger” beginning on page 191.

There can be no assurance that the conditions to closing of the REIT Merger will be satisfied or waived or that the REIT Merger will be completed. Failure to consummate the REIT Merger may adversely affect CVREIT’s or CVREIT II’s results of operations and business prospects for the following reasons, among others: (i) each of CVREIT and CVREIT II will incur certain transaction costs, regardless of whether the proposed merger closes, which could adversely affect each company’s financial condition, results of operations and ability to make distributions to its stockholders; and (ii) the REIT Merger, whether or not it closes, will divert the attention of certain management and other key employees of CVREIT and CVREIT II from ongoing business activities, including the pursuit of other opportunities that could be beneficial to CVREIT or CVREIT II, respectively. In addition, CVREIT or CVREIT II may terminate the Merger Agreement under certain circumstances, including, among other reasons, if the REIT Merger is not completed by the Outside Date. If the REIT Merger is not consummated, the ongoing business of CVREIT could be adversely affected. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 203.

Failure to complete the REIT Merger could negatively impact the future business and financial results of CVREIT.

If the REIT Merger is not completed, the ongoing business of CVREIT could be adversely affected and CVREIT will be subject to a variety of risks associated with the failure to complete the REIT Merger, including the following:

•	CVREIT being required, under certain circumstances, to pay to CVREIT II a termination fee of $28.8 million in the event of termination of the Merger Agreement;

•	CVREIT having to pay certain costs relating to the proposed merger, such as legal, accounting, financial advisor, filing, printing and mailing fees; and

•	the diversion of CVREIT management focus and resources from operational matters and other strategic opportunities while working to implement the REIT Merger.

If the REIT Merger is not completed, these risks could materially affect the business and financial results of CVREIT.

The REIT Merger is subject to approval by CVREIT stockholders.

In order for the REIT Merger to be completed, CVREIT stockholders must approve the REIT Merger, which requires the affirmative vote of the holders of at least a majority of the outstanding shares of CVREIT common stock entitled to vote on such proposal at the CVREIT Special Meeting. If such required vote is not obtained by the Outside Date, either party can terminate the Merger Agreement, in which case the REIT Merger would not be consummated.

The Merger Agreement prohibits CVREIT from soliciting proposals after the Go Shop Period End Time, and places conditions on its ability to negotiate and accept a Superior Proposal, which may adversely affect CVREIT stockholders.

In the Merger Agreement, CVREIT agreed that, beginning as of the Go Shop Period End Time, it will be subject to restrictions relating to, among other things, the initiation, solicitation, knowing encouragement or facilitation of any inquiries, offers, or other actions that constitute or may reasonably be expected to lead to an Acquisition Proposal. After that date, under certain circumstances, if CVREIT receives an Acquisition Proposal from any person that did not result from a breach of its obligations described herein under “The Merger Agreement—Covenants and Agreements—No Solicitation and Change in Recommendation with an Acquisition Proposal” and if the CVREIT Board determines that such Acquisition Proposal is or is reasonably expected to lead to a Superior Proposal, the CVREIT Board may, upon making certain determinations relating to its duties, take certain actions, including furnishing non-public information with respect to CVREIT (subject to compliance with certain matters) and disclosing to CVREIT stockholders any information required to be disclosed under applicable law. Pursuant to the Merger Agreement, the CVREIT Board may also, upon making certain determinations make an Adverse Recommendation Change, terminate the Merger Agreement and enter into an agreement relating to a Superior Proposal. The limitations, requirements and conditions mentioned above are further described herein under the heading “The Merger Agreement—Covenants and Agreements—No Solicitation and Change in Recommendation with an Acquisition Proposal.” The limitations, requirements and conditions described above may make it more unlikely that after the Go Shop Period End Time a proposal relating to an alternative business combination transaction would emerge for CVREIT and may make it more difficult and expensive for CVREIT to accept a proposal relating to an alternative business combination transaction that the CVREIT Special Committee determines to be superior to the REIT Merger.

In certain circumstances, either of CVREIT or CVREIT II may terminate the Merger Agreement.

CVREIT or CVREIT II may terminate the Merger Agreement if the REIT Merger has not been consummated by the Outside Date. Also, the Merger Agreement may be terminated if a final and non-appealable order is entered prohibiting or disapproving the transaction, upon a material uncured breach by the other party that would cause the closing conditions not to be satisfied, or upon the failure to obtain receipt of approvals of the CVREIT stockholders. In addition, CVREIT has the right to terminate the Merger Agreement at any time prior to obtaining the necessary approvals of the CVREIT stockholders in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (as such terms are defined under the heading “The Merger Agreement—Covenants and Agreements—No Solicitation and Change in Recommendation with an Acquisition Proposal”). Finally, CVREIT II has the right to terminate the Merger Agreement at any time prior to obtaining the approvals of the CVREIT stockholders, upon an Adverse Recommendation Change or upon the commencement of a tender offer or exchange offer for any shares of CVREIT common stock that constitutes an Acquisition Proposal (as such term is defined under the heading “The Merger Agreement—Covenants and Agreements—No Solicitation and Change in Recommendation with an Acquisition Proposal”) (other than by CVREIT II or any of its affiliates), and the CVREIT Board fails to recommend against acceptance of such tender offer or exchange offer and to publicly reaffirm the CVREIT Board recommendation after being requested to do so by CVREIT. See “The Merger Agreement – Termination of the Merger Agreement” beginning on page 203.

CVREIT II may not have sufficient cash to complete the REIT Merger by the Outside Date.

On April 11, 2019, in connection with the execution of the Merger Agreement, the CVREIT II OP entered into a commitment letter (the “Commitment Letter”) to obtain a senior secured bridge facility (the “Bridge Facility”) in an amount of $475,000,000. The Bridge Facility must be closed on or before the date that is six months from April 11, 2019. The funding of the Bridge Facility provided for in the Commitment Letter is contingent on the satisfaction of customary conditions, including, but not limited to, the execution and delivery of definitive documentation with respect to the Bridge Facility in accordance with the terms set forth in the Commitment Letter and the absence of a Material Adverse Change (as defined in the section entitled “The Merger Agreement”).

If any of the conditions in the Commitment Letter are not satisfied, the Operating Partnership will be unable to close the Bridge Facility. In addition, the Commitment Letter terminates on October 8, 2019. If the REIT Merger is not consummated by that date, CVREIT II will need to find alternative financing. There is no guaranty that CVREIT II would be able to find suitable alternative financing, and if so, on what terms and conditions. Therefore, CVREIT II could be unable to fulfill obligations to pay the cash consideration to stockholders of CVREIT when due. Although the Merger Agreement does not contain any financing contingency, CVREIT may have limited recourse against CVREIT II if CVREIT II fails to consummate the REIT Merger.

CVREIT and CVREIT II each expect to incur substantial expenses related to the REIT Merger.

CVREIT and CVREIT II each expect to incur substantial expenses in connection with completing the REIT Merger and integrating the properties and operations of CVREIT that CVREIT II is acquiring with those of CVREIT II. While CVREIT and CVREIT II each has assumed that a certain level of transaction expenses would be incurred, there are a number of factors beyond the control of each company that could affect the total amount or the timing of such expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction expenses associated with the REIT Merger could, particularly in the near term, exceed the savings that CVREIT II expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings following the completion of the REIT Merger.

An adverse judgment in a lawsuit challenging the REIT Merger may prevent the REIT Merger from becoming effective or from becoming effective within the expected timeframe.

If any purported stockholder files a lawsuit challenging the REIT Merger, CVREIT and CVREIT II cannot assure you as to the outcome of any such lawsuit, including the costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation or settlement of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the REIT Merger on the agreed-upon terms, such an injunction may prevent the completion of the REIT Merger in the expected time frame, or may prevent it from being completed altogether. Whether or not any such plaintiffs’ claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operations of each company’s business.

Risks Related to the Combined Company Following the REIT Merger

The Combined Company will have substantial indebtedness upon completion of the REIT Merger.

In connection with the REIT Merger, the Combined Company will assume and/or refinance certain indebtedness of CVREIT and will be subject to risks associated with debt financing, including a risk that the Combined Company’s cash flow could be insufficient to meet required payments on its debt. As of March 31, 2019, CVREIT II had $826.9 million of outstanding debt, comprised of $464.3 million of notes payable, net of deferred financing costs and $362.6 million of debt related to the credit facility, net of deferred financing costs, of which $265.0 million was subject to variable interest rates. After giving effect to the REIT Merger, the Combined Company’s total pro forma consolidated indebtedness will increase. Taking into account CVREIT II’s existing indebtedness, transaction expenses, and the assumption and/or refinancing of indebtedness in the REIT Merger, the Combined Company’s pro forma consolidated indebtedness as of March 31, 2019, after giving effect to the REIT Merger, would be approximately $1.235 billion. The combined indebtedness is comprised of $771 million of outstanding unsecured debt, including outstanding borrowings under its credit facility and a total of $464 million of outstanding mortgage debt. As of March 31, 2019, the latest practicable date before the date of this proxy statement/prospectus, CVREIT II had an outstanding balance of $362.6 million on its credit facility, and CVREIT had an outstanding balance of $218.0 million on its credit facility.

The Combined Company’s indebtedness could have important consequences to holders of its common stock and preferred stock, if any, including CVREIT stockholders who receive CVREIT II Class A Common Stock in the REIT Merger, including:

•	vulnerability of the Combined Company to general adverse economic and industry conditions;

•	limiting the Combined Company’s ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•

requiring the use of a substantial portion of the Combined Company’s cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements;

•	limiting the Combined Company’s flexibility in planning for, or reacting to, changes in its business and its industry; and

•	putting the Combined Company at a disadvantage compared to its competitors with less indebtedness.

If the Combined Company defaults under a mortgage loan, it would automatically be in default under any other loan that has cross-default provisions, and it may lose the properties securing these loans.

The Combined Company may need to incur additional indebtedness in the future.

It is possible that the Combined Company may increase its outstanding debt from current levels. The amount of such indebtedness could have material adverse consequences for the Combined Company, including hindering the Combined Company’s ability to adjust to changing market, industry or economic conditions; limiting the Combined Company’s ability to access the capital markets to refinance maturing debt or to fund acquisitions or emerging businesses; limiting the amount of free cash flow available for future operations, acquisitions, distributions, stock repurchases or other uses; making the Combined Company more vulnerable to economic or industry downturns, including interest rate increases; and placing the Combined Company at a competitive disadvantage compared to less leveraged competitors.

After the REIT Merger is completed, CVREIT stockholders who receive shares of CVREIT II Class A Common Stock in the REIT Merger will have different rights that may be less favorable than their current rights as CVREIT stockholders.

After the closing of the REIT Merger, CVREIT stockholders who receive shares of CVREIT II Class A Common Stock in the REIT Merger will have different rights than they currently have as CVREIT stockholders. For a detailed discussion of the significant differences between the current rights as a stockholder of CVREIT and the rights as a stockholder of the Combined Company following the REIT Merger, see “Comparison of Rights of the CVREIT Stockholders and the CVREIT II Stockholders” beginning on page 225.

The value of the Combined Company’s common stock may decline as a result of the REIT Merger.

The value of the Combined Company’s common stock may decline as a result of the REIT Merger if the Combined Company does not achieve the perceived benefits of the REIT Merger as rapidly or to the extent anticipated by CVREIT II management or if the effect of the REIT Merger on CVREIT II financial results is not consistent with the expectations of CVREIT II management. In addition, if the REIT Merger is consummated, CVREIT II’s stockholders will own interests in a company operating with a different mix of properties, risks and liabilities. Current stockholders may not wish to continue to invest in CVREIT II if the REIT Merger is consummated or for other reasons and may wish to submit some or all of their shares of CVREIT II common stock for repurchase. In addition, CVREIT stockholders are expected to own approximately 38.3% of the outstanding shares of CVREIT II common stock, on a pro forma basis (calculated based on fully diluted shares outstanding as of March 31, 2019), following the REIT Merger. They may determine not to continue to hold their shares of CVREIT II common stock and submit their shares for repurchase following the REIT Merger, which may result in additional pressure on the value of CVREIT II common stock.

If and when the Combined Company completes a Liquidity Event, the market value ascribed to the shares of common stock of the Combined Company upon the Liquidity Event may be significantly lower than the estimated net asset value per share of CVREIT II considered by the CVREIT Board in approving and recommending the REIT Merger.

In approving and recommending the REIT Merger, the CVREIT Board considered, among other things, the most recent estimated value per share of CVREIT and CVREIT II as determined by their respective boards of directors with the assistance of their respective third party valuation experts. The estimated value per share of the CVREIT II Class A Common Stock will not be immediately updated in connection with the consummation of the REIT Merger. In the event that the Combined Company completes a Liquidity Event after consummation of the REIT Merger, such as a listing of its shares on a national securities exchange, a merger in which stockholders of the Combined Company receive securities that are listed on a national securities exchange, or a sale of the Combined Company for cash, the market value of the shares of the Combined Company upon consummation of such Liquidity Event may be significantly lower than the current estimated value considered by the CVREIT Board and the estimated value per share of CVREIT II that may be reflected on the account statements of stockholders of the Combined Company after consummation of the REIT Merger. For example, if the shares of the Combined Company are listed on a national securities exchange at some point after the consummation of the REIT Merger, the trading price of the shares may be significantly lower than the current CVREIT II Class A Common Stock estimated value per share of $9.25.

The Combined Company cannot assure you that it will be able to continue paying distributions at or above the rates currently paid by CVREIT and CVREIT II.

The stockholders of the Combined Company may not receive distributions at the same rate they received distributions as CVREIT stockholders and as CVREIT II stockholders following the REIT Merger for various reasons, including the following:

•	the Combined Company may not have enough cash to pay such distributions due to changes in the Combined Company’s cash requirements, capital spending plans, cash flow or financial position;

•

decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the Combined Company’s board of directors, which reserves the right to change CVREIT II’s current distribution practices at any time and for any reason;

•	the Combined Company may desire to retain cash to maintain or improve its credit ratings; and

•

the amount of distributions that the Combined Company’s subsidiaries may distribute to the Combined Company may be subject to restrictions imposed by state law, restrictions that may be imposed by state regulators, and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.

Stockholders of the Combined Company will have no contractual or other legal right to distributions that have not been authorized by the Combined Company’s board of directors and declared by the Combined Company.

Following the consummation of the REIT Merger, the Combined Company will assume certain potential liabilities relating to CVREIT.

Following the consummation of the REIT Merger, the Combined Company will have assumed certain potential liabilities relating to CVREIT. These liabilities could have a material adverse effect on the Combined Company’s business to the extent the Combined Company has not identified such liabilities or has underestimated the amount of such liabilities.

The historical and unaudited pro forma combined financial information included elsewhere in this proxy statement/prospectus may not be representative of the Combined Company’s results following the effective time of the REIT Merger, and accordingly, you have limited financial information on which to evaluate the Combined Company.

The unaudited pro forma combined financial information included elsewhere in this proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the REIT Merger been completed as of the date indicated, nor is it indicative of the future operating results or financial position of the Combined Company. The unaudited pro forma combined financial information does not reflect future events that may occur after the effective time of the REIT Merger, including any future nonrecurring charges resulting from the REIT Merger, and does not consider potential impacts of current market conditions on revenues or expense efficiencies. The unaudited pro forma combined financial information presented elsewhere in this proxy statement/prospectus is based in part on certain assumptions regarding the REIT Merger that CVREIT and CVREIT II believe are reasonable under the circumstances. CVREIT and CVREIT II cannot assure you that the assumptions will prove to be accurate over time.

The Combined Company may incur adverse tax consequences if CVREIT or CVREIT II has failed or fails to qualify as a REIT for U.S. federal income tax purposes.

Each of CVREIT and CVREIT II has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code and intends to continue to do so through the time of the REIT Merger, and the Combined Company intends to continue operating in such a manner following the REIT Merger. Neither CVREIT nor CVREIT II has requested or plans to request a ruling from the Internal Revenue Service, or the IRS, that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury Regulations is greater in the case of a REIT, like each of CVREIT and CVREIT II, that holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within the control of CVREIT or CVREIT II may affect its ability to qualify as a REIT. In order to qualify as a REIT, each of CVREIT or CVREIT II must satisfy a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually at least 90% of its net taxable income, excluding any net capital gains.

If CVREIT or CVREIT II (or, following the REIT Merger, the Combined Company) loses its REIT status, or is determined to have lost its REIT status in a prior year, it will face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

•

it would be subject to U.S. federal corporate income tax on its net income for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);

•	it could be subject to the federal alternative minimum tax for taxable years prior to January 1, 2018 and possibly increased state and local taxes for such periods;

•

unless it is entitled to relief under applicable statutory provisions, neither it nor any “successor” company could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified; and

•

for five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, it could be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

Following the REIT Merger, the Combined Company will inherit any liability with respect to unpaid taxes of CVREIT for any periods prior to the REIT Merger. In addition, as described above, if CVREIT failed to qualify as a REIT as of the REIT Merger but the Combined Company nevertheless qualified as a REIT, in the event of a taxable disposition of a former CVREIT asset during the five years following the REIT Merger the Combined Company would be subject to corporate tax with respect to any built-in gain inherent in such asset as of the REIT Merger.

As a result of all these factors, CVREIT, CVREIT II or the Combined Company’s failure to qualify as a REIT could impair the Combined Company’s ability to expand its business and have other material adverse effects on the Combined Company. In addition, for years in which the Combined Company does not qualify as a REIT, it would not otherwise be required to make distributions to stockholders.

In certain circumstances, even if the Combined Company qualifies as a REIT, it and its subsidiaries may be subject to certain U.S. federal, state, and other taxes, which would reduce the Combined Company’s cash available for distribution to its stockholders.

Even if the Combined Company has qualified and continues to qualify as a REIT, it may be subject to some U.S. federal, state and local taxes on its income or property and, in certain cases, a 100% penalty tax, in the event it sells property as a dealer. Any U.S. federal, state or other taxes the Combined Company pays will reduce its cash available for distribution to stockholders. See “The REIT Merger—U.S. Federal Income Tax Considerations-Material U.S. Federal Income Tax Considerations Applicable to Holders of the CVREIT II Class A Common Stock—Taxation of the Combined Company-General” beginning on page 166.

If the REIT Merger does not qualify as a tax-free reorganization, there may be adverse tax consequences.

The REIT Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. The closing of the REIT Merger is conditioned on the receipt by each of CVREIT and CVREIT II of an opinion of its counsel to the effect that the REIT Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. However, these legal opinions will not be binding on the IRS or on the courts. If, for any reason, the REIT Merger were to fail to qualify as a tax-free reorganization, then each CVREIT stockholder generally would recognize gain or loss, as applicable, equal to the difference between (i) the merger consideration (i.e. the sum of the cash plus the fair market value of the shares of CVREIT II Class A Common Stock) received by the CVREIT stockholder in the REIT Merger; and (ii) the CVREIT stockholder’s adjusted tax basis in its CVREIT common stock.

The Combined Company depends on key personnel for its future success, and the loss of key personnel or inability to attract and retain personnel could harm the Combined Company’s business.

The future success of the Combined Company depends in large part on the ability of its advisor to hire and retain a sufficient number of qualified personnel. The future success of the Combined Company also depends upon the service of the Combined Company’s executive officers, who have extensive market knowledge and relationships and will exercise substantial influence over the Combined Company’s operational, financing, acquisition and disposition activity. Among the reasons that they are important to the Combined Company’s success is that each has a national or regional industry reputation that is expected to attract business and investment opportunities and assist the Combined Company in negotiations with lenders, existing and potential tenants and industry personnel.

Many of the Combined Company’s, and its advisor’s, other key executive personnel, particularly its senior managers, also have extensive experience and strong reputations in the industry. In particular, the extent and nature of the relationships that these individuals have developed with financial institutions and existing and prospective tenants is critically important to the success of the Combined Company’s business. The loss of services of one or more members of the Combined Company’s senior management team, or the Combined Company’s inability to attract and retain highly qualified personnel, could adversely affect the Combined Company’s business, diminish the Combined Company’s investment opportunities and weaken its relationships with lenders, business partners, existing and prospective customers and industry personnel, which could materially and adversely affect the Combined Company.

Key employees of CVREIT Advisor and/or CVREIT II Advisor may depart either before or after the REIT Merger because of a desire not to remain with the Combined Company following the REIT Merger. Accordingly, no assurance can be given that CVREIT II or, following the REIT Merger, the Combined Company will be able to retain key employees of its advisor to the same extent as in the past.

If the Combined Company internalizes its management functions following the REIT Merger, the percentage of the outstanding common stock owned by stockholders of the Combined Company could be reduced, and the Combined Company could incur other significant costs associated with being self-administered.

In the future, the board of directors of the Combined Company may consider internalizing the functions performed for the Combined Company and its advisor. The method by which the Combined Company could internalize these functions could take many forms, including without limitation, acquiring its advisor. There is no assurance that internalizing the Combined Company’s management functions would be beneficial to the Combined Company and its stockholders. Any internalization transaction could result in significant payments to the owners of the Combined Company’s advisor, including in the form of stock, which could reduce the percentage ownership of our then existing stockholders and concentrate ownership in the owner of the advisor. Additionally, the Combined Company may not realize the perceived benefits, may not be able to properly integrate a new staff of managers and employees or may not be able to effectively replicate the services provided previously by the advisor, property manager, or their affiliates. Internalization transactions involving the acquisition of advisors or property managers affiliated with entity sponsors have also, in some cases, been the subject of litigation. Even if these claims are without merit, the Combined Company could be forced to spend significant amounts of money defending claims, which would reduce the amount of funds available for the Combined Company to invest in properties or other investments and to pay distributions. All of these factors could have a material adverse effect on the Combined Company’s results of operations, financial condition and ability to pay distributions to its stockholders.

Risks Related to CVREIT II’s Structure and an Investment in CVREIT II

Because no public trading market for shares of CVREIT II common stock currently exists, it is difficult for the CVREIT II stockholders to sell their shares and, if the CVREIT II stockholders are able to sell their shares, it may be at price less than what they paid for such shares.

There is no public market for shares of CVREIT II common stock and there may never be one. In particular, CVREIT II’s Sixth Amended & Restated Share Repurchase Program (the “Sixth Amended & Restated SRP”), which became effective on May 11, 2019 in connection with the announcement of the proposed REIT Merger, only provides stockholders with an opportunity to have their shares of common stock repurchased by CVREIT II in connection with the death, qualifying disability or involuntary exigent circumstance (as determined by the CVREIT II Board, in its sole discretion) of a stockholder, subject to certain terms and conditions specified in the Sixth Amended & Restated SRP. In addition, CVREIT II will not make any share repurchases unless it has sufficient funds available for repurchase, the applicable quarterly share and distribution reinvestment plan funding limitations described in the Sixth Amended & Restated SRP have not been reached, and the total number of shares for which repurchase is requested does not exceed 5% of the number of shares of CVREIT II’s common stock outstanding on December 31st of the previous calendar year. Our board of directors may reject any request for repurchase of shares. Therefore, stockholders of CVREIT II may not have the opportunity to make a repurchase request under the Sixth Amended & Restated SRP and stockholders may not be able to sell any of their shares of common stock back to CVREIT II pursuant to the Sixth Amended & Restated SRP. Moreover, if stockholders are able to sell their shares back to CVREIT II, it may not be for the same price they paid for the shares of common stock being repurchased. In the event the REIT Merger is consummated, we expect to communicate the terms of the post-REIT Merger share repurchase program, which will be determined by the board of directors of the Combined Company at a future time. CVREIT II could also choose to amend, suspend or terminate its share repurchase program upon 30 days’ notice.

CVREIT II uses an estimated value of shares of CVREIT II common stock that is based on a number of assumptions that may not be accurate or complete and is also subject to a number of limitations.

To assist members of the Financial Industry Regulatory Authority (“FINRA”) and their associated persons that participated in CVREIT II’s public offerings, pursuant to applicable FINRA and National Association of Securities Dealers (“NASD”) conduct rules, CVREIT II discloses in each annual report distributed to CVREIT II stockholders a per share estimated value of shares of CVREIT II common stock, the method by which it was developed, and the date of the data used to develop the estimated value. For these purposes, the estimated per share net asset value (“NAV”) of each class of CVREIT II’s common shares was $9.25 as of June 30, 2018 (the “CVREIT II Estimated Per Share NAV”).

CVREIT II’s Estimated Per Share NAV is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and this difference could be significant. The CVREIT II Estimated Per Share NAV is not audited and does not represent a determination of the fair value of CVREIT II’s assets or liabilities based on GAAP, nor does it represent a liquidation value of CVREIT II’s assets and liabilities or the amount at which shares of CVREIT II common stock would trade if they were listed on a national securities exchange. Accordingly, with respect to the estimated value per share, there can be no assurance that:

•	a stockholder would be able to resell his or her shares at the CVREIT II Estimated Per Share NAV;

•

a stockholder would ultimately realize distributions per share equal to the CVREIT II Estimated Per Share NAV upon liquidation of CVREIT II’s assets and settlement of CVREIT II’s liabilities or a sale of CVREIT II;

•	shares of CVREIT II common stock would trade at the CVREIT II Estimated Per Share NAV on a national securities exchange;

•	a third party would offer the CVREIT II Estimated Per Share NAV in an arm’s-length transaction to purchase all or substantially all shares of CVREIT II common stock;

•	an independent third-party appraiser or third-party valuation firm would agree with the CVREIT II Estimated Per Share NAV; or

•

the methodology used to calculate the CVREIT II Estimated Per Share NAV would be acceptable to FINRA or for compliance with Employee Retirement Income Security Act of 1974 (“ERISA”) reporting requirements.

Furthermore, CVREIT II has not made any adjustments to the valuation of the CVREIT II Estimated Per Share NAV for the impact of other transactions occurring subsequent to June 30, 2018, including, but not limited to, (i) the issuance of common stock under CVREIT II’s distribution reinvestment plan, (ii) net operating income earned and distributions declared, (iii) the repurchase of shares and (iv) changes in leases, tenancy or other business or operational changes. The value of shares of CVREIT II common stock will fluctuate over time in response to developments related to individual real estate assets, the management of those assets and changes in the real estate and finance markets. Because of, among other factors, the high concentration of CVREIT II’s total assets in real estate and the number of shares of CVREIT II’s common stock outstanding, changes in the value of individual real estate assets or changes in valuation assumptions could have a very significant impact on the value of shares of CVREIT II common stock. In addition, the CVREIT II Estimated Per Share NAV reflects a real estate portfolio premium as opposed to the sum of the individual property values. The CVREIT II Estimated Per Share NAV also does not take into account any disposition costs or fees for real estate properties, debt prepayment penalties that could apply upon the prepayment of certain of CVREIT II’s debt obligations or the impact of restrictions on the assumption of debt. Accordingly, the estimated value per share of CVREIT II’s common stock may or may not be an accurate reflection of the fair market value of the CVREIT II stockholders’ investments and will not likely represent the amount of net proceeds that would result from an immediate sale of CVREIT II’s assets.

It may be difficult to accurately reflect material events that may impact the CVREIT II Estimated Per Share NAV between valuations, and accordingly CVREIT II may be selling and repurchasing shares at too high or too low a price.

CVREIT II’s independent third-party valuation expert will calculate estimates of the market value of CVREIT II’s principal real estate and real estate-related assets, and the CVREIT II Board will determine the net value of CVREIT II’s real estate and real estate-related assets and liabilities taking into consideration such estimates provided by the independent third-party valuation expert. The CVREIT II Board is ultimately responsible for determining the CVREIT II Estimated Per Share NAV. Since the CVREIT II Board will announce an updated CVREIT II Estimated Per Share NAV at least annually, there may be changes in the value of CVREIT II’s properties that are not fully reflected in the most recent CVREIT II Estimated Per Share NAV. As a result, the published CVREIT II Estimated Per Share NAV may not fully reflect changes in value that may have occurred since the prior valuation. Furthermore, CVREIT II Advisor will monitor CVREIT II’s portfolio, but it may be difficult to reflect changing market conditions or material events that may impact the value of the portfolio between valuations, or to obtain timely or complete information regarding any such events. Therefore, the CVREIT II Estimated Per Share NAV published before the announcement of an extraordinary event may differ significantly from our actual per share NAV until such time as sufficient information is available and analyzed, the financial impact is fully evaluated, and the appropriate adjustment is made to the CVREIT II Estimated Per Share NAV, as determined by the CVREIT II Board. Any resulting disparity may be to the detriment of a purchaser of CVREIT II’s shares or a stockholder selling shares pursuant to CVREIT II’s share repurchase program.

CVREIT II has paid, and may continue to pay, distributions from sources other than cash flow from operations, including out of net proceeds from its offerings; therefore, CVREIT II will have fewer funds available for the acquisition of properties, and its stockholders’ overall return may be reduced.

In the event CVREIT II does not have enough cash from operations to fund its distributions, CVREIT II may borrow, issue additional securities, or sell assets in order to fund the distributions or make the distributions out of net proceeds from its public offerings. CVREIT II is not prohibited from undertaking such activities by its charter, bylaws, or investment policies, and it may use an unlimited amount from any source to pay its distributions. From inception through March 31, 2019, CVREIT II funded 53% of its distributions from offering proceeds from the issuance of common stock pursuant to its distribution reinvestment plan and 47% of its distributions from cash flows provided by operations. If CVREIT II continues to pay distributions from sources other than cash flow from operations, it will have fewer funds available for acquiring properties and investing in the existing portfolio, which may reduce CVREIT II stockholders’ overall returns. Additionally, to the extent distributions exceed cash flow from operations, a stockholder’s basis in CVREIT II stock may be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize a capital gain.

CVREIT II may be unable to maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. Distributions will be based principally on distribution expectations of CVREIT II investors and cash available from its operations. The amount of cash available for distribution will be affected by many factors, such as CVREIT II’s ability to buy properties and its operating expense levels, as well as many other variables. Actual cash available for distribution may vary substantially from estimates. CVREIT II cannot assure its stockholders that it will be able to pay or maintain distributions or that distributions will increase over time, nor can it give any assurance that rents from the properties will increase, or that future acquisitions of real properties will increase its cash available for distribution to stockholders. CVREIT II’s actual results may differ significantly from the assumptions used by the CVREIT II Board in establishing the distribution rate to stockholders.

The actual value of shares that CVREIT II repurchases under CVREIT II’s share repurchase program may be more than the actual value of CVREIT II’s shares of common stock.

CVREIT II repurchases shares under its share repurchase program at the CVREIT II Estimated Per Share NAV. This value is likely to differ from the price at which a stockholder could resell his or her shares. Therefore, when CVREIT II repurchases shares of CVREIT II common stock, the repurchase may be dilutive to the remaining CVREIT II stockholders.

CVREIT II is an “emerging growth company” under the federal securities laws and is subject to reduced public company reporting requirements.

CVREIT II is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and is eligible to take advantage of certain exemptions from, or reduced disclosure obligations relating to, various reporting requirements that are normally applicable to public companies.

CVREIT II may retain its status as an “emerging growth company” for a maximum of five years, or until the earliest of (1) the last day of the first fiscal year in which it has total annual gross revenue of $1.07 billion or more, (2) December 31 of the fiscal year that CVREIT II becomes a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act (which would occur if the market value of CVREIT II common stock held by non-affiliates exceeds $700 million, measured as of the last business day of CVREIT II’s most recently completed second fiscal quarter, and CVREIT II has been publicly reporting for at least 12 months) or (3) the date on which CVREIT II has issued more than $1 billion in non-convertible debt during the preceding three year period. Under the JOBS Act, emerging growth companies are not required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with new audit rules adopted by the Public Company Accounting Oversight Board (“PCAOB”) after April 5, 2012 (unless the SEC determines otherwise), (3) provide certain disclosures relating to executive compensation generally required for larger public companies or (4) hold shareholder advisory votes on executive compensation. If CVREIT II takes advantage of any of these exemptions, CVREIT II does not know if some investors will find its common stock less attractive as a result.

Additionally, the JOBS Act provides that an “emerging growth company” may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means an “emerging growth company” can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. However, CVREIT II has elected to “opt out” of such extended transition period, and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards are required for non-emerging growth companies. Section 107 of the JOBS Act provides that CVREIT II’s decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

Cybersecurity risks and cyber incidents may adversely affect CVREIT II’s business by causing a disruption to its operations, a compromise or corruption of its confidential information, and/or damage to its business relationships, all of which could negatively impact its financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of CVREIT II’s information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to CVREIT II’s information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The result of these incidents may include disrupted operations, misstated or unreliable financial data, financial loss, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to CVREIT II’s tenant and investor relationships. As CVREIT II’s reliance on technology increases, so will the risks posed to its information systems, both internal and those that CVREIT II outsources. There is no guarantee that any processes, procedures and internal controls CVREIT II has implemented or will implement will prevent cyber intrusions, which could have a negative impact on CVREIT II financial results, operations, business relationships or confidential information.

The limit on the number of shares a person may own may discourage a takeover that could otherwise result in a premium price to CVREIT II stockholders and may hinder a stockholder’s ability to dispose of his or her shares.

CVREIT II’s charter, with certain exceptions, authorizes its directors to take such actions as are necessary and desirable to preserve its qualification as a REIT. In this respect, among other things, unless exempted (prospectively or retroactively) by the CVREIT II Board, no person may own more than 9.8% in value of the aggregate of CVREIT II’s outstanding shares of stock or more than 9.8% (in value or number, whichever is more restrictive) of the aggregate of the outstanding shares of CVREIT II’s common stock. This restriction may have the effect of delaying, deferring or preventing a change in control of CVREIT II, including an extraordinary transaction (consisting, in this instance, of actions such as a merger, tender offer or sale of all or substantially all of CVREIT II’s assets) that might provide a premium price for holders of CVREIT II’s common stock.

CVREIT II’s charter permits the CVREIT II Board to issue stock with terms that may subordinate the rights of common stockholders or discourage a third party from acquiring us in a manner that might result in a premium price to CVREIT II stockholders.

CVREIT II’s charter permits the CVREIT II Board to issue up to 500,000,000 shares of common stock, of which 175,000,000 are designated as Class A shares, 75,000,000 are designated as Class I shares, 175,000,000 are designated as Class T shares, and 75,000,000 are designated as Class T2 shares, and 100,000,000 shares of preferred stock. In addition, the CVREIT II Board, without any action by CVREIT II stockholders, may amend the CVREIT II charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that CVREIT II has authority to issue. The CVREIT II Board may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such stock. Thus, the CVREIT II Board could authorize the issuance of preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of CVREIT II common stock. Preferred stock could also have the effect of delaying, deferring or preventing a change in control of CVREIT II, including an extraordinary transaction (consisting, in this instance, of actions such as a merger, tender offer or sale of all or substantially all of CVREIT II’s assets) that might provide a premium price for holders of CVREIT II common stock.

CVREIT II stockholders’ investment return may be reduced if it is required to register as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). If CVREIT II loses its exemption from registration under the 1940 Act, it will not be able to continue its business unless and until it registers under the 1940 Act.

CVREIT II does not intend to register as an investment company under the 1940 Act. As of June 18, 2019, CVREIT II owned 85 properties, and its intended investments in real estate will represent the substantial majority of its total asset mix, which would not subject it to the 1940 Act. In order to maintain an exemption from regulation under the 1940 Act, CVREIT II must engage primarily in the business of buying real estate.

To maintain compliance with CVREIT II’s 1940 Act exemption, it may be unable to sell assets it would otherwise want to sell and may need to sell assets it would otherwise wish to retain. In addition, CVREIT II may be required to acquire additional income- or loss-generating assets that it might not otherwise acquire or forego opportunities to acquire interests in companies that it would otherwise want to acquire. If CVREIT II is required to register as an investment company but fails to do so, it would be prohibited from engaging in its business, and criminal and civil actions could be brought against it. In addition, CVREIT II’s contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of it and liquidate its business.

CVREIT II stockholders are bound by the majority vote on matters on which its stockholders are entitled to vote and, therefore, a stockholder’s vote on a particular matter may be superseded by the vote of other stockholders.

CVREIT II stockholders may vote on certain matters at any annual or special meeting of stockholders, including the election of directors. However, CVREIT II stockholders will be bound by the majority vote on matters requiring approval of a majority of the votes cast even if they do not vote with the majority on any such matter.

CVREIT II is not afforded the protection of Maryland law relating to business combinations.

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation.

These prohibitions are intended to prevent a change of control by interested stockholders who do not have the support of the CVREIT II Board. Therefore, CVREIT II will not be afforded the protections of this statute and, accordingly, there is no guarantee that the ownership limitations in its charter would provide the same measure of protection as the business combinations statute and prevent an undesired change of control by an interested stockholder.

If stockholders do not agree with the decisions of the CVREIT II Board, they only have limited control over changes in CVREIT II policies and operations and may not be able to change such policies and operations, except as provided for in CVREIT II’s charter and under applicable law.

The CVREIT II Board determines its major policies, including its policies regarding investments, operations, capitalization, financing, growth, REIT qualification and distributions. The CVREIT II Board may amend or revise these and other policies without a vote of its stockholders. Under the MGCL and CVREIT II’s current charter, its stockholders generally have a right to vote only on the following:

•	the election or removal of directors;

•

amendment of CVREIT II’s charter, except that the CVREIT II Board may amend the charter without stockholder approval to increase or decrease the aggregate number of CVREIT II shares, to increase or decrease the number of CVREIT II shares of any class or series that CVREIT II has the authority to issue, to change CVREIT II’s name, to change the name or other designation or the par value of any class or series of CVREIT II shares and the aggregate par value of CVREIT II shares, or to effect certain reverse stock splits, provided however, that any such amendment does not adversely affect the rights, preferences and privileges of the stockholders;

•	CVREIT II’s liquidation or dissolution; and

•	a merger, consolidation, conversion, statutory share exchange or sale or other disposition of substantially all of CVREIT II’s assets.

All other matters are subject to the discretion of the CVREIT II Board. Therefore, CVREIT II stockholders are limited in their ability to change CVREIT II policies and operations.

The CVREIT II Board may change CVREIT II’s investment policies without stockholder approval, which could alter the nature of its stockholders’ investments.

CVREIT II’s charter requires that its independent directors review CVREIT II’s investment policies at least annually to determine that the policies CVREIT II is following are in the best interest of the stockholders. These policies may change over time. The methods of implementing CVREIT II’s investment objectives and strategies also may vary, as new real estate development trends emerge and new investment techniques are developed. Except to the extent that policies and investment limitations are included in CVREIT II’s charter, CVREIT II’s investment policies, the methods for their implementation, and our other objectives, policies and procedures may be altered by the CVREIT II Board without the approval of CVREIT II stockholders. As a result, the nature of CVREIT II stockholders’ investment could change without their consent.

CVREIT II’s rights and the rights of its stockholders to recover claims against its officers and directors are limited, which could reduce CVREIT II stockholders’ and its recovery against them if they cause it to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. CVREIT II’s charter generally requires CVREIT II to indemnify its directors and officers, and permits it to indemnify employees and agents for actions taken by them in good faith and without negligence or misconduct or, in the case of independent directors, gross negligence or willful misconduct. Additionally, CVREIT II’s charter limits the liability of its directors and officers for monetary damages subject to certain restrictions set forth under Maryland law or in CVREIT II’s charter. As a result, CVREIT II and its stockholders may have more limited rights against CVREIT II directors, officers, employees and agents than might otherwise exist under common law, which could reduce CVREIT II stockholders’ and CVREIT II’s recovery against them. In addition, CVREIT II may be obligated to fund the defense costs incurred by its directors, officers, employees and agents in some cases which would decrease the cash otherwise available for distribution to stockholders.

CVREIT II’s stockholders’ voting interests in it will be diluted as it issues additional shares.

CVREIT II stockholders do not have preemptive rights to any shares issued by it in the future. Subject to any limitations set forth under Maryland law, the CVREIT II Board may increase the number of authorized shares of stock, increase or decrease the number of shares of any class or series of stock designated, or reclassify any unissued shares without the necessity of obtaining stockholder approval. All of such shares may be issued in the discretion of the CVREIT II Board. Therefore, if and as CVREIT II (1) sells additional shares in the future, including those issued pursuant to its distribution reinvestment plan, (2) sells securities that are convertible into shares of CVREIT II common stock, (3) issues shares of its common stock in a private offering of securities to institutional investors, (4) issues shares of restricted common stock or stock options to its independent directors or (5) issues shares of its common stock in connection with an exchange of limited partnership interests of its operating partnership, existing stockholders will experience dilution of their equity investment in CVREIT II. Because the limited partnership interests of CVREIT II OP may, in the discretion of the CVREIT II Board, be exchanged for shares of CVREIT II common stock, any merger, exchange or conversion between CVREIT II OP and another entity ultimately could result in the issuance of a substantial number of shares of CVREIT II common stock, thereby diluting the percentage ownership interest of other stockholders. Because of these and other reasons described in this “Risk Factors” section, stockholders should not expect to be able to own a significant percentage of CVREIT II shares.

CVREIT II has broad authority to incur debt, and high debt levels could hinder its ability to make distributions and could decrease the value of its stockholders’ investments.

Although, technically, CVREIT II’s Board may approve unlimited levels of debt, CVREIT II’s charter generally limits it to incurring debt no greater than 300% of its net assets before deducting depreciation, reserves for bad debts or other non-cash reserves (equivalent to 75% leverage), unless any excess borrowing is approved by a majority of its independent directors and disclosed to its stockholders in its next quarterly report, along with a justification for such excess borrowing. High debt levels would cause CVREIT II to incur higher interest charges, would result in higher debt service payments, and could be accompanied by restrictive covenants. These factors could limit the amount of cash CVREIT II has available to distribute and could result in a decline in the value of its stockholders’ investments.

CVREIT II has incurred, and intends to continue to incur, mortgage indebtedness and other borrowings, which may increase its business risks.

CVREIT II has placed, and intends to continue to place, permanent financing on its properties or obtain a credit facility or other similar financing arrangement in order to acquire properties. CVREIT II may also decide to later further leverage its properties. CVREIT II may incur mortgage debt and pledge all or some of its real properties as security for that debt to obtain funds to acquire real properties. CVREIT II may borrow if it needs funds to pay a desired distribution rate to its stockholders. CVREIT II may also borrow if it deems it necessary or advisable to assure that it qualifies and maintains its qualification as a REIT for federal income tax purposes. If there is a shortfall between the cash flow from its properties and the cash flow needed to service mortgage debt, then the amount available for distribution to CVREIT II stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, CVREIT II could lose the property securing the loan that is in default, thus reducing the value of its stockholders’ investment. For U.S. federal income tax purposes, a foreclosure of any of CVREIT II’s properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds CVREIT II’s tax basis in the property, CVREIT II would recognize taxable income on foreclosure, but would not receive any cash proceeds. In such event, CVREIT II may be unable to pay the amount of distributions required in order to maintain its REIT status. CVREIT II may give full or partial guarantees to lenders of mortgage debt to the entities that own its properties. When CVREIT II provides a guaranty on behalf of an entity that owns one of its properties, it will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. If any of CVREIT II’s properties are foreclosed upon due to a default, its ability to pay cash distributions to its stockholders will be adversely affected which could result in CVREIT II losing its REIT status and would result in a decrease in the value of its stockholders’ investment.

High interest rates may make it difficult for CVREIT II to finance or refinance properties, which could reduce the number of properties it can acquire and the amount of cash distributions it can make.

If CVREIT II places mortgage debt on properties, it runs the risk of being unable to refinance the properties when the loans come due, or of being unable to refinance at cost effective rates. If interest rates are higher when the properties are refinanced, CVREIT II may not be able to finance the properties and its income could be reduced. If any of these events occur, CVREIT II’s cash flow would be reduced. This, in turn, would reduce cash available for distribution to CVREIT II stockholders and may hinder its ability to raise more capital by issuing more stock or by borrowing more money.

Lenders may require CVREIT II to enter into restrictive covenants relating to its operations, which could limit its ability to make distributions to stockholders at its current level.

When providing financing, a lender could impose restrictions on CVREIT II that affect its distribution and operating policies and its ability to incur additional debt. Loan documents CVREIT II enters into may contain covenants that limit its ability to further mortgage the property, discontinue insurance coverage or replace CVREIT II Advisor. These or other limitations may adversely affect CVREIT II’s flexibility and limit its ability to make distributions to stockholders at its current level.

Increases in interest rates could increase the amount of CVREIT II’s debt payments and adversely affect its ability to make distributions to stockholders at its current level.

CVREIT II expects that it will incur indebtedness in the future. Interest CVREIT II pays will reduce cash available for distribution. Additionally, if CVREIT II incurs variable rate debt, increases in interest rates would increase its interest costs, which could reduce its cash flows and its ability to make distributions to stockholders at its current level. In addition, if CVREIT II needs to repay existing debt during periods of rising interest rates, it could be required to liquidate one or more of its investments in properties at times that may not permit realization of the maximum return on such investments.

The London Inter-bank Offered Rate (“LIBOR”) and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under CVREIT II’s current or future debt agreements to perform differently than in the past or cause other unanticipated consequences. Additionally, LIBOR may cease to be published and could be replaced by alternative benchmarks, which could impact interest rates under CVREIT II’s debt agreements.

The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on CVREIT II’s current or future debt obligations may be adversely affected.

Disruptions in the credit markets could have a material adverse effect on CVREIT II’s results of operations, financial condition and ability to pay distributions to stockholders at its current level.

In the past, domestic and international financial markets experienced significant disruptions which were brought about in large part by failures in the U.S. banking system. These disruptions severely impacted the availability of credit and contributed to rising costs associated with obtaining credit. If debt financing is not available on terms and conditions CVREIT II finds acceptable, it may not be able to obtain financing for investments. If these disruptions in the credit markets resurface, CVREIT II’s ability to borrow monies to finance the purchase of, or other activities related to, real estate assets will be negatively impacted. If CVREIT II is unable to borrow monies on terms and conditions that it finds acceptable, it may be forced to use a greater proportion of its offering proceeds to finance its acquisitions, reduce the number of properties it can purchase, and/or dispose of some of its assets. These disruptions could also adversely affect the return on the properties CVREIT II does purchase. In addition, if CVREIT II pays fees to lock in a favorable interest rate, falling interest rates or other factors could require it to forfeit these fees. All of these events would have a material adverse effect on CVREIT II’s results of operations, financial condition and ability to pay distributions to stockholders at its current level.

CVREIT and CVREIT II face other risks.

The foregoing risks are not exhaustive, and you should be aware that, following the REIT Merger, the Combined Company will face various other risks, including those discussed in reports filed by CVREIT and/or CVREIT II with the SEC under the heading “Risk Factors” in their respective most recently filed annual and quarterly reports on Forms 10-K and 10-Q. See “Where You Can Find More Information” beginning on page 236.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus (including the Annexes), contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which CVREIT and CVREIT II operate and beliefs of, and assumptions made by, CVREIT management and CVREIT II management and involve uncertainties that could significantly affect the financial results of CVREIT, CVREIT II or the Combined Company. Words such as “pro forma,” “may,” “will,” “would,” “could,” “expects,” “anticipates,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving CVREIT and CVREIT II, including future financial and operating results, and the Combined Company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that CVREIT and CVREIT II expect or anticipate will occur in the future—including statements regarding future financial condition, results of operations, and business—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although CVREIT and CVREIT II believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, CVREIT and CVREIT II can give no assurance that their expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to:

•	the ability of CVREIT to obtain the required stockholder approval;

•	the satisfaction or waiver of other conditions in the Merger Agreement;

•	the risk that the REIT Merger or other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by the parties or at all;

•

the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and that a termination under certain circumstances could cause CVREIT to pay CVREIT II a termination fee, as described under “The Merger Agreement—Termination of the Merger Agreement” beginning on page 203;

•	the ability of CVREIT II to effectively acquire and dispose of properties, including properties to be acquired in the REIT Merger;

•	changes in national, regional and local economic conditions;

•	changes in financial markets and interest rates, or to the business or financial condition of CVREIT, CVREIT II or the Combined Company or their respective businesses;

•	the nature and extent of future competition;

•	the ability CVREIT, CVREIT II and the Combined Company to maintain its qualification as a REIT due to economic, market, legal, tax or other considerations;

•	availability to CVREIT II, CVREIT and the Combined Company of financing and capital; and

•

those additional risks and factors discussed in reports filed with the SEC, by CVREIT and CVREIT II from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q.

Should one or more of the risks or uncertainties described above or elsewhere in this proxy statement/prospectus occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus.

All forward-looking statements, expressed or implied, included in this proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CVREIT, CVREIT II or persons acting on their behalf may issue.

Neither CVREIT nor CVREIT II undertakes any duty to update any forward-looking statements appearing in this proxy statement/prospectus.

THE COMPANIES

Carter Validus Mission Critical REIT II, Inc. and REIT Merger Sub

Set forth below is a description of the business of CVREIT II. When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us” or “our” refer to CVREIT II and its consolidated subsidiaries. Certain statements regarding CVREIT II’s future operations and its plans for future business may not be applicable to the extent the REIT Merger is completed.

Description of CVREIT II’s Business

CVREIT II is a public non-traded REIT that was formed as a Maryland corporation on January 11, 2013, and elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2014, and each year thereafter.

CVREIT II owns its interests in all of its properties and conducts substantially all of its business through CVREIT II OP, a Delaware limited partnership formed on January 22, 2013. CVREIT II is externally managed by CVREIT II Advisor, its advisor. The principal executive offices of CVREIT II are located at 4890 West Kennedy Blvd., Suite 650, Tampa, FL 33609. CVREIT II’s website is located at www.cvmissioncriticalreit2.com. The information found on, or otherwise accessible through, CVREIT II’s website is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document CVREIT II files with or furnishes to the SEC.

We were organized to invest primarily in quality income-producing commercial real estate, with a focus on data centers and healthcare properties, preferably with long-term net leases to creditworthy tenants, as well as to make other real estate investments that relate to such property types. Other real estate investments may include equity or debt interests, including securities, in other real estate entities. We also may originate or invest in real estate-related debt. As of March 31, 2019, the Company owned 62 real estate investments, consisting of 85 properties. As of March 31, 2019, the rentable space of these real estate investments was 97.6% leased.

We commenced our initial public offering of up to $2,350,000,000 of shares of our common stock, or our Initial Offering, consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, or DRIP, on May 29, 2014. We ceased offering shares of common stock pursuant to our Initial Offering on November 24, 2017. At the completion of our Initial Offering, we had accepted investors subscriptions for and issued approximately 125,095,000 shares of Class A, Class I and Class T common stock, including shares of common stock issued pursuant to our DRIP, resulting in gross proceeds of $1,223,803,000, before selling commissions and dealer manager fees of approximately $91,503,000.

On October 13, 2017, we registered 10,893,246 shares of common stock under the DRIP pursuant to a registration statement on Form S-3, or the DRIP Registration Statement, for a price per share of $9.18 per Class A share, Class I share and Class T share for a proposed maximum offering price of $100,000,000 in shares of common stock, or the DRIP Offering. The DRIP Registration Statement was automatically effective with the SEC upon filing and we commenced offering shares of common stock pursuant to the DRIP Registration Statement on December 1, 2017. On December 6, 2017, we filed a post-effective amendment to our DRIP Registration Statement to register shares of Class T2 common stock at $9.18 per share. On September 27, 2018, our board of directors established an updated Estimated Per Share NAV (as defined below) of $9.25. Therefore, effective October 1, 2018, shares of each class of common stock are offered pursuant the DRIP Offering for a price per share of $9.25.

On November 27, 2017, we commenced our follow-on offering of up to $1,000,000,000 in shares of Class A common stock, Class I common stock, and Class T common stock, or our Offering, and collectively with our Initial Offering and the DRIP Offering, our Offerings. We ceased offering shares of Class T common stock in our

Offering and began offering shares of Class T2 common stock in our Offering on March 15, 2018. We ceased offering shares of common stock pursuant to our Offering on November 27, 2018. At the completion of our Offering, we had accepted investors’ subscriptions for and issued approximately 13,491,000 shares of Class A, Class I, Class T and Class T2 common stock resulting in gross proceeds of $129,308,000.

As of December 31, 2018, we had accepted investors’ subscriptions for and issued approximately 143,390,000 shares of Class A, Class I, Class T and Class T2 common stock in our Offerings, resulting in receipt of gross proceeds of approximately $1,397,181,000, before share repurchases of $63,814,000, selling commissions and dealer manager fees of approximately $96,734,000 and other offering costs of approximately $27,000,000.

On September 29, 2016, our board of directors established an estimated per share NAV of $9.07 as of June 30, 2016, of each of our Class A common stock and Class T common stock. On September 28, 2017, our board of directors established an estimated per share net asset value of $9.18 as of June 30, 2017, of each of our Class A common stock, Class I common stock and Class T common stock. On September 27, 2018, our board of directors established an updated estimated per share NAV of $9.25 as of June 30, 2018, of each of our Class A common stock, Class I common stock, Class T common stock and Class T2 common stock, or the CVREIT Estimated Per Share NAV.

Investment Objectives

Our investment objectives are to:

•

acquire well-maintained and strategically-located, quality, mission critical real estate properties in high-growth sectors of the U.S. economy, including the data center and healthcare sectors, which provide current cash flow from operations;

•	pay regular cash distributions to stockholders;

•	preserve, protect and return capital contributions to stockholders;

•	realize appreciated growth in the value of our investments upon the sale of such investments in whole or in part; and

•	be prudent, patient and deliberate with respect to the purchase and sale of our investments considering current and future real estate markets.

We cannot assure our stockholders that we will be able to continue to attain these objectives or that the value of our assets will not decrease.

Investment Strategy

Primary Investment Focus

There is no limitation on the number, size or type of properties we may acquire or the percentage of net proceeds of our public offerings that may be invested in a single investment. We “focus” our investment activities on acquiring mission critical net-leased properties, preferably with long-term leases, to creditworthy tenants that are primarily in the data center and healthcare sectors. We expect that most of our properties will be located throughout the continental United States; however, we may purchase properties in other jurisdictions. We may also invest in real-estate related debt and securities that meet our investment strategy and return criteria, provided that we do not intend for such investments to constitute a significant portion of our assets, and we will evaluate our assets to ensure that any such investments do not cause us to lose our REIT status, cause us or any of our subsidiaries to be an investment company under the Investment Company Act or cause our advisor to have assets under management that would require our advisor to register as an investment adviser under the Investment Advisers Act. We expect the size of individual properties that we purchase to vary significantly, but we expect most of the properties we acquire are likely to have a purchase price between $5 million and $200 million. The number and mix of properties and other real estate-related investments comprising our portfolio will depend upon real estate market conditions and other circumstances existing at the time we acquire the properties and other real estate-related investments.

Investing in Real Property

Our advisor generally uses the following criteria to evaluate potential investment opportunities:

•	assets that we determine are important to the use of our tenants, or “mission critical”;

•	leased to tenants with acceptable credit profiles;

•	leased with terms of at least seven to ten years (on average if multi-tenant building), or we believe otherwise have a strong likelihood of renewing; and

•	geographically diverse locations with good accessibility.

We believe that net-leased properties, as generally compared to properties with other lease structures, offer a distinct investment advantage since such properties typically provide more stable and predictable returns to the property owner, require less operating capital, have less recurring tenant turnover and, with respect to single-tenant properties, often are located in superior locations that are less dependent on the financial stability of adjoining tenants. Further, since we intend to acquire properties that are geographically diverse, we expect to minimize the potential adverse impact of economic slowdowns or downturns in specific geographic markets. We believe that a portfolio consisting of freestanding, both single-tenant and multi-tenant mission critical properties, that are long-term, net-leased to creditworthy tenants will enhance our liquidity opportunities for investors by making the sale of individual properties, multiple properties or our investment portfolio as a whole attractive to institutional investors and by making a potential listing of our shares attractive to the public investment community.

We consider “mission critical” properties as those properties that are essential to the successful operations of the companies within the industries in which such companies operate.

When and as determined appropriate by our advisor, we may acquire properties in various stages of development or that require substantial refurbishment or renovation. Our advisor will make this determination based upon a variety of factors, including the available risk-adjusted returns for such properties when compared with other available properties, the effect such properties would have on the diversification of our portfolio, and our investment objectives of realizing both current income and capital appreciation upon the sale of such properties.

To the extent feasible, we will continue to seek to achieve a well-balanced portfolio diversified by geographic location, age and lease maturities of the various properties in our portfolio. We also focus on acquiring properties in multiple high-growth sectors, that is, the data center and healthcare sectors. Tenants of our properties are generally diversified between national, regional and local companies. We generally will target properties with lease terms of six years or longer. We may acquire properties with shorter lease terms if the property is in an attractive location, is difficult to replace, or has other significant favorable attributes. We expect that these investments will provide long-term value by virtue of their size, location, quality and condition, and lease characteristics.

Many data center and healthcare companies currently are entering into sale-leaseback transactions (as described below) as a strategy for applying capital to their core operating businesses that would otherwise be invested in their real estate holdings. We believe that our investment strategy will enable us to take advantage of this trend and companies’ increased emphasis on core business operations and competence in today’s competitive corporate environment as many of these companies attempt to divest of their real estate assets.

We incurred, and intend to continue to incur, debt to acquire properties where our board of directors determines that incurring such debt is in our best interest. In addition, from time to time, we may acquire some properties without financing and later incur mortgage debt secured by one or more of such properties if favorable financing terms are available. We will use the proceeds from these loans to acquire additional properties and other real estate-related investments. We intend to limit our aggregate borrowings to 50% of the fair market value of our assets unless excess borrowing is approved by a majority of our independent directors.

We believe that our investment focus may present lower investment risks and greater stability to investors than other sectors of today’s commercial real estate market. By acquiring a large number of mission critical properties, we believe that lower than expected results of operations from one or a few investments will have a less significant effect on our ability to realize our investment objectives than an alternative strategy in which fewer or different properties are acquired.

When evaluating prospective investments in and originations of real estate loans, our management and advisor will consider factors such as the following:

•	the ratio of the total amount of debt secured by property to the value of the property by which it is secured;

•	the amount of existing debt on the property and the priority of that debt relative to our proposed investment;

•	the property’s potential for capital appreciation;

•	expected levels of rental and occupancy rates;

•	current and projected cash flow of the property;

•	the degree of liquidity of the investment;

•	the geographic location of the property;

•	the condition and use of the property;

•	the quality, experience and creditworthiness of the borrower;

•	general economic conditions in the area where the property is located; and

•	any other factors that our advisor believes are relevant.

Joint Ventures

We may enter into joint ventures, partnerships and other co-ownership partnerships for the purpose of making investments.

Some of the potential reasons to enter into a joint venture would be to acquire assets we could not otherwise acquire, to reduce our capital commitment to a particular asset, or to benefit from certain expertise a partner might have. In determining whether to invest in a particular joint venture, we evaluate the assets of the joint venture under the same criteria described above for the selection of its investments. In the case of a joint venture, we also evaluate the terms of the joint venture as well as the financial condition, operating capabilities and integrity of its partner or partners. We may enter into joint ventures with our directors and our advisor (or its affiliates) only if a majority of our board of directors, including a majority of independent directors, not otherwise interested in the transaction, approves the transaction as being fair and reasonable to us and on substantially the same terms and conditions as those received by the other joint venturer.

We may enter into joint ventures in which we have a right of first refusal to purchase the co-venturer’s interest in the joint venture if the co-venturer elects to sell such interest. If the co-venturer elects to sell property held in any such joint venture; however, we may not have sufficient funds to exercise our right of first refusal to buy the other co-venturer’s interest in the property held by the joint venture. If any joint venture with an affiliated entity holds interests in more than one property, the interest in each such property may be specially allocated based upon the respective proportion of funds invested by each co-venturer in each such property.

Creditworthy Tenants

In evaluating potential property acquisitions, we apply credit underwriting criteria to the existing tenants of such properties. Similarly, we apply credit underwriting criteria to possible new tenants when we are re-leasing properties in our portfolio (to the extent applicable). We expect many of the tenants of our properties to be creditworthy national or regional companies with high net worth and high operating income.

A tenant is considered creditworthy if it has a financial profile that our advisor believes meets our criteria. In evaluating the creditworthiness of a tenant or prospective tenant, our advisor does not use specific quantifiable standards, but considers many factors, including, but not limited to, the proposed terms of the property acquisition, the financial condition of the tenant and/or guarantor, the operating history of the property with the tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and the lease length and the terms at the time of the property acquisition.

We monitor the credit of our tenants to stay abreast of any material changes in credit quality. We monitor tenant credit by (1) reviewing the credit ratings of tenants (or their parent companies) that are rated by nationally recognized rating agencies, (2) reviewing financial statements that are publicly available or that are required to be delivered to us under the applicable lease, (3) monitoring news reports and other available information regarding our tenants and their underlying businesses, (4) monitoring the timeliness of rent collections, and (5) conducting periodic inspections of our properties to ascertain proper maintenance repair and upkeep.

Description of Leases

We acquire properties subject to existing tenant leases. When spaces in properties become vacant, existing leases expire, or we acquire properties under development or requiring substantial refurbishment or renovation, we anticipate entering into net leases. Net leases typically require tenants to pay, in addition to a fixed rental, all or a majority of the costs relating to the three broad expense categories of real estate taxes (including special assessments and sales and use taxes), insurance and common area maintenance (including repair and maintenance, utilities, cleaning and other operating expenses related to the property), excluding the roof and structure of the property. Generally, the leases require each tenant to procure, at its own expense, commercial general liability insurance, as well as property insurance covering the building for the full replacement value and naming the ownership entity and the lender, if applicable, as the additional insured on the policy. As a precautionary measure, we may obtain, to the extent available, secondary liability insurance, as well as loss of rents insurance. Tenants will be required to provide proof of insurance by furnishing a certificate of insurance to our Advisor on an annual basis. With respect to multi-tenant properties, we expect to have a variety of lease arrangements with the tenants of these properties. Since each lease is an individually negotiated contract between two or more parties, each lease will have different obligations of both the landlord and tenant. Many large national tenants have standard lease forms that generally do not vary from property to property. We will have limited ability to revise the terms of leases to those tenants. We expect that multi-tenant properties may be subject to “gross” or “modified gross” leases. “Gross” leases require the tenant to pay a fixed rental amount inclusive of all of the tenant’s operating expenses. Any operating expenses not covered by the tenant’s rental amount are the responsibility of the landlord (including any operating expense increases in subsequent years). “Modified gross” leases typically require the tenant to pay, in addition to a fixed rental, a portion of the operating expenses of the property.

A majority of our acquisitions generally have lease terms of six years or longer at the time of the property acquisition. We have acquired and may continue to acquire properties under which the lease term is in progress and has a partial term remaining. We also may acquire properties with shorter lease terms if the property is in an attractive location, difficult to replace, or has other significant favorable real estate attributes. Under most commercial leases, tenants are obligated to pay a predetermined annual base rent. Some of the leases also will contain provisions that increase the amount of base rent payable at points during the lease term. In general, we will not permit leases to be assigned or subleased without our prior written consent. If we do consent to an assignment or sublease, the original tenant will generally remain fully liable under the lease unless we release that tenant from its obligations under the lease.

A majority of our acquisitions generally have lease terms of six years or longer at the time of the property acquisition. We have acquired and may continue to acquire properties under which the lease term is in progress and has a partial term remaining. We also may acquire properties with shorter lease terms if the property is in an attractive location, difficult to replace, or has other significant favorable real estate attributes. Under most commercial leases, tenants are obligated to pay a predetermined annual base rent. Some of the leases also will contain provisions that increase the amount of base rent payable at points during the lease term. In general, we will not permit leases to be assigned or subleased without our prior written consent. If we do consent to an assignment or sublease, generally the original tenant will remain fully liable under the lease unless we release that tenant from its obligations under the lease.

We have entered and may continue to enter into sale-leaseback transactions. A sale-leaseback is when a property is purchased from a seller and leased back to such seller. While we will use our best efforts to structure any such sale-leaseback transactions so that the lease will be characterized as a “true lease” and so that we will be treated as the owner of the property for U.S. federal income tax purposes, the IRS could challenge this characterization. In the event that any sale-leaseback transaction is re-characterized as a financing transaction for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed.

Investment Decisions

Our advisor may purchase on our account, without the specific prior approval of our board of directors, properties with a purchase price of less than $15,000,000, so long as the investment in the property would not, if consummated, violate our investment guidelines or any restrictions on indebtedness and the consideration to be paid for such properties does not exceed the fair market value of such properties. Where the purchase price is equal to or greater than $15,000,000, investment decisions will be made by our board of directors upon recommendation of our advisor. In evaluating and presenting investments for approval, our advisor, to the extent such information is available, considers and provides to our board of directors, with respect to each property, the following:

•	proposed purchase price, terms and conditions;

•	physical condition, age, curb appeal and environmental reports;

•	location, visibility and access;

•	historical financial performance;

•	tenant rent roll and tenant creditworthiness;

•

lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal, expansion, termination, purchase options, exclusive and permitted uses provisions, assignment and sublease provisions, and co-tenancy requirements;

•	local market economic conditions, demographics and population growth patterns;

•	neighboring properties; and

•	potential for new property construction in the area.

Investing in and Originating Loans

We may originate or acquire real estate loans. Our criteria for investing in loans are substantially the same as those involved in our investment in properties. We may originate or invest in real estate loans (including, but not limited to, investments in first, second and third mortgage loans, wraparound mortgage loans, construction mortgage loans on real property, preferred equity loans, and loans on leasehold interest mortgages). We also may invest in mortgage, bridge or mezzanine loans. Further, we may invest in unsecured loans or loans secured by assets other than real estate; however, we will not make unsecured loans or loans not secured by mortgages unless such loans are approved by a majority of our independent directors. A bridge loan is short-term financing for an individual or business, until permanent or the next stage of financing, can be obtained. A mezzanine loan is a loan made in respect of certain real property that is secured by a lien on the ownership interests of the entity that, directly or indirectly, owns the real property. These loans would be subordinate to the mortgage loans directly on the underlying property.

Our underwriting process typically involves comprehensive financial, structural, operational and legal due diligence. We do not require an appraisal of the underlying property from a certified independent appraiser for an investment in mortgage, bridge or mezzanine loans, except for investments in transactions with our directors, our advisor or any of their affiliates. For each such appraisal obtained, we will maintain a copy of such appraisal in our records for at least five years and will make it available during normal business hours for inspection and duplication by any stockholder at such stockholder’s expense. In addition, we will seek to obtain a customary lender’s title insurance policy or commitment as to the priority of the mortgage or condition of the title.

We will not make or invest in mortgage, bridge or mezzanine loans on any one property if the aggregate amount of all mortgage, bridge or mezzanine loans outstanding on the property, including our borrowings, would exceed an amount equal to 85% of the appraised value of the property, as determined by our board of directors, including a majority of our independent directors, unless substantial justification exists, as determined by our board of directors, including a majority of our independent directors. Our board of directors may find such justification in connection with the purchase of mortgage, bridge or mezzanine loans in cases in which we believe there is a high probability of our foreclosure upon the property in order to acquire the underlying assets and, in respect of transactions with our affiliates, in which the cost of the mortgage loan investment does not exceed the appraised value of the underlying property. Our board of directors may find such justification in connection with the purchase of mortgage, bridge or mezzanine loans that are in default where we intend to foreclose upon the property in order to acquire the underlying assets and, in respect of transactions with our affiliates, where the cost of the mortgage loan investment does not exceed the appraised value of the underlying property.

When evaluating prospective investments in and originations of real estate loans, our management and our advisor will consider factors such as the following:

•	the ratio of the total amount of debt secured by property to the value of the property by which it is secured;

•	the amount of existing debt on the property and the priority of that debt relative to our proposed investment;

•	the property’s potential for capital appreciation;

•	expected levels of rental and occupancy rates;

•	current and projected cash flow of the property;

•	the degree of liquidity of the investment;

•	the geographic location of the property;

•	the condition and use of the property;

•	the quality, experience and creditworthiness of the borrower;

•	general economic conditions in the area where the property is located; and

•	any other factors that our advisor believes are relevant.

We may originate loans from mortgage brokers or personal solicitations of suitable borrowers, or may purchase existing loans that were originated by other lenders. Our advisor will evaluate all potential loan investments to determine if the term of the loan, the security for the loan and the loan-to-value ratio meets our investment criteria and objectives. An officer, director, agent or employee of our advisor will inspect the property securing the loan, if any, during the loan approval process. We do not expect to make or invest in mortgage or mezzanine loans with a maturity of more than ten years from the date of our investment, and anticipate that most loans will have a term of five years. We do not expect to make or invest in bridge loans with a maturity of more than one year (with the right to extend the term for an additional one year) from the date of our investment. Most loans which we will consider for investment would provide for monthly payments of interest and some also may provide for principal amortization, although many loans of the nature which we will consider provide for payments of interest only and a payment of principal in full at the end of the loan term. We will not originate loans with negative amortization provisions.

Investing in Real Estate Securities

We may invest in non-majority owned securities of both publicly traded and private companies primarily engaged in real estate businesses, including REITs and other real estate operating companies, and securities issued by pass-through entities of which substantially all of the assets consist of qualifying assets or real estate-related assets. We may purchase the common stock, preferred stock, debt, or other securities of these entities or options to acquire such securities. However, any investment in equity securities (including any preferred equity securities) must be approved by a majority of directors, including a majority of independent directors, not otherwise interested in the transaction as fair, competitive and commercially reasonable.

Acquisition Structure

We expect to continue acquiring fee interests in properties (a “fee interest” is the absolute, legal possession and ownership of land, property, or rights), although other methods of acquiring a property may be utilized if we deem it to be advantageous. Our focus is on acquiring commercial real estate predominantly in the data center and healthcare property sectors, but we also may acquire other types of real property, including office, industrial and retail properties.

To achieve our investment objectives, and to further diversify our portfolio, we have invested and will continue to invest in properties using a number of acquisition structures, which may include direct and indirect acquisitions, joint ventures, leveraged investments, issuing partnership interests in our operating partnership, or OP Units in exchange for properties and making mortgages or other loans secured by the same types of properties which we may acquire. Further, our advisor and its affiliates may purchase properties in their own name, assume loans in connection with the purchase or loan and temporarily hold title to the properties for the purpose of facilitating acquisition or financing by us or any other purpose related to our business.

Disposition Policies

We generally intend to hold each property we acquire for an extended period. However, we may sell a property at any time if, in our judgment, the sale of the property is in the best interests of our stockholders.

The determination of whether a particular property should be sold or otherwise disposed of will generally be made after consideration of relevant factors, including prevailing economic conditions, other investment opportunities and considerations specific to the condition, value and financial performance of the property. In connection with our sales of properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale.

We may sell assets to third parties or to affiliates of our sponsor. The nominating and corporate governance committee of our Board, which is comprised solely of independent directors, must review and approve all transactions between us and our sponsor and its affiliates.

Financing Strategies and Policies

We believe that utilizing borrowing is consistent with our investment objectives and has the potential to maximize the returns to our stockholders. Financing for acquisitions and investments may be obtained at the time an asset is acquired or an investment is made or at a later time. In addition, debt financing may be used from time to time for property improvements, tenant improvements, leasing commissions and other working capital needs. The form of our indebtedness will vary and could be long-term or short-term, secured or unsecured, or fixed-rate or floating rate. We will not enter into interest rate swaps or caps, or similar hedging transactions or derivative arrangements for speculative purposes but may do so in order to manage or mitigate our interest rate risks on variable rate debt.

Our charter provides that the maximum amount of our total indebtedness shall not exceed 300% of our total “net assets” as of the date of any borrowing (which is the maximum level of indebtedness permitted under the NASAA REIT Guidelines absent a satisfactory showing that a higher level is appropriate), which is generally expected to be approximately 75% of the cost of our investments; however, we may exceed that limit if approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following such borrowing along with justification for exceeding such limit. This charter limitation, however, does not apply to individual real estate assets or investments.

In addition, as stated above, our board of directors has adopted investment policies that further limit our aggregate borrowings to 50% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets, unless borrowing a greater amount is approved by a majority of our independent directors. Such limitation, however, does not apply to individual real estate assets or investments.

We will not borrow from our sponsor, our advisor, any member of our board of directors or any of their affiliates unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction approves the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties under the same circumstances.

Except with respect to the borrowing limits contained in our charter, we may reevaluate and change our financing policies without a stockholder vote. Factors that we would consider when reevaluating or changing our debt policy include: then-current economic conditions, the relative cost and availability of debt and equity capital, our expected investment opportunities, the ability of our investments to generate sufficient cash flow to cover debt service requirements and other similar factors.

Distribution Policy

The amount of distributions we pay to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for payment of distributions, our financial condition, capital expenditure requirements, annual distribution requirements needed to maintain our status as a REIT under the Code and restrictions imposed by our organizational documents and Maryland law.

We currently pay, and intend to continue to pay, monthly distributions to our stockholders. We currently calculate our monthly distributions on a daily record and declaration date. Therefore, new investors will be entitled to distributions immediately upon the purchase of their shares. Because all of our operations are performed indirectly through our operating partnership, our ability to continue to pay distributions depends on our operating partnership’s ability to pay distributions to its partners, including to us. If we do not have enough cash from operations to fund distributions, we may borrow, issue additional securities or sell assets in order to fund distributions, or make distributions out of net proceeds from our Offerings. We have paid, and may continue to pay, distributions from sources other than from our cash flows from operations. Subject to certain limited exceptions, there is no limit to the amount of distributions that we may pay from offering proceeds.

In accordance with Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; or (2) cause our total assets to be less than the sum of our total liabilities plus senior liquidation preferences, if any.

To the extent that distributions to our stockholders are paid out of our current or accumulated earnings and profits, such distributions are taxable as ordinary income. To the extent that our distributions exceed our current and accumulated earnings and profits, such amounts constitute a return of capital to our stockholders for federal income tax purposes, to the extent of their basis in their stock, and thereafter will constitute capital gain. All or a portion of a distribution to stockholders may be paid from net offering proceeds and thus, will constitute a return of capital to our stockholders.

The following table shows the sources of distributions paid during the years ended December 31, 2017 and December 31, 2018, and the quarter ended March 31, 2019 (in thousands except per share amounts):

	Three Months Ended March 31,		For the Year Ended December 31,
	2019		2018		2017
Distributions paid in cash—common stockholders	$10,813		$40,296		$28,994
Distributions reinvested (shares issued)	10,385		40,938		32,264

Total distributions	$21,198		$81,234		$61,258

Source of distributions:
Cash flows provided by operations (1)	$10,813	51%	$40,296	50%	$28,994	47%
Offering proceeds from issuance of common stock pursuant to the DRIP (1)	10,385	49%	40,938	50%	32,264	53%

Total sources	$21,198	100%	$81,234	100%	$61,258	100%

(1)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.

Insurance Policies

We typically purchase comprehensive liability, rental loss and all-risk property casualty insurance covering our real property investments provided by reputable companies, with commercially reasonable deductibles, limits and policy specifications customarily carried for similar properties. There are, however, certain types of losses that may be either uninsurable or not economically insurable, such as losses due to floods, riots, terrorism or acts of war. If an uninsured loss occurs, we could lose our “invested capital” in, and anticipated profits from, the property. For these purposes, “invested capital” means the original issue price paid for the shares of our common stock reduced by prior distributions from the sale or financing of our properties.

Other Policies

Subject to applicable law, our board of directors has the authority, without further stockholder approval, to cause us to issue additional authorized common stock and/or preferred stock (except that issuance of preferred stock must also be approved by a majority of our independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel) or otherwise raise capital in any manner and on terms and for the consideration it deems appropriate, including in exchange for property and/or as consideration for acquisitions. Existing stockholders will have no preemptive right to purchase additional shares issued in any future offering or other issuance of our capital stock, and any offering or issuance may cause dilution of your investment. In addition, preferred stock could have distribution, voting, liquidation and other rights and preferences that are senior to those of our common stock. We may in the future issue common stock or preferred stock in connection with acquisitions, including issuing common stock or preferred stock in exchange for property, other assets, or entities. We also may issue units of partnership interests in our operating partnership in connection with acquisitions of property or other assets or entities.

Competition in Acquiring, Leasing and Operating Properties

Conflicts of interest will exist to the extent that we may acquire, or seek to acquire, properties in the same geographic areas where properties owned by CVREIT, or any other programs which may be sponsored by affiliates of our advisor in the future are located. In such a case, a conflict could arise in the acquisition or leasing of properties if we and another program sponsored by affiliates of our advisor were to compete for the same properties or tenants in negotiating leases, or a conflict could arise in connection with the resale of properties if we and another program sponsored by affiliates of our advisor were to attempt to sell similar properties at the same time. Conflicts of interest also may exist at such time as we or our affiliates managing property on our behalf seek to employ developers, contractors or building managers, as well as under other circumstances. Our advisor will seek to reduce conflicts relating to the employment of developers, contractors or building managers by making prospective employees aware of all such properties seeking to employ such persons. In addition, our advisor will seek to reduce conflicts that may arise with respect to properties available for sale or rent by making prospective purchasers or tenants aware of all such properties. However, these conflicts cannot be fully avoided in that there may be established differing compensation arrangements for employees at different properties or differing terms for resales or leasing of the various properties.

Legal Proceedings

From time to time, we are party to legal proceedings, which arise in the ordinary course of our business. We are not currently involved in any legal proceedings of which we are not covered by our liability insurance or the outcome is reasonably likely to have a material impact on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

Government Regulations

Our business is subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently.

We and any operating subsidiaries that we may form may be subject to state and local tax in states and localities in which they or we do business or own property. The tax treatment of us, our operating partnership, any operating subsidiaries we may form and the holders of our shares in local jurisdictions may differ from our federal income tax treatment.

Americans with Disabilities Act

Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Complying with the ADA requirements could require us to remove access barriers. Failing to comply could result in the imposition of fines by the federal government or an award of damages to private litigants. Although we acquire properties that substantially comply with these requirements, we may incur additional costs to comply with the ADA. In addition, a number of additional federal, state and local laws may require us to modify any properties we purchase, or may restrict further renovations thereof, with respect to access by disabled persons. Additional legislation could impose financial obligations or restrictions with respect to access by disabled persons. Although we believe that these costs will not have a material adverse effect on us, if required changes involve a greater amount of expenditures than we currently anticipate, our ability to make expected distributions could be adversely affected.

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the costs of removing or remediating hazardous or toxic substances. These laws often impose clean-up responsibility and liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of the hazardous or toxic substances. The costs of investigating, removing or remediating these substances may be substantial, and the presence of these substances may adversely affect our ability to rent properties or sell the property or to borrow using the property as collateral and may expose us to liability resulting from any release of or exposure to these substances. If we arrange for the disposal or treatment of hazardous or toxic substances at another location, we may be liable for the costs of removing or remediating these substances at the disposal or treatment facility, whether or not the facility is owned or operated by us. We may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site that we own or operate. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances.

Investment Limitations in Our Charter

Our charter places numerous limitations on us with respect to the manner in which we may invest our funds, most of which are those typically required by various provisions of the NASAA REIT Guidelines.

Changes in Investment Policies and Limitations

Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interest of the stockholders. These policies may change over time. The methods of implementing our investment objectives and strategies also may vary, as new real estate development trends emerge and new investment techniques are developed. Except to the extent that policies and investment limitations are included in our charter, our investment policies, the methods for their implementation, and our other objectives, policies and procedures may be altered by our board of directors without the approval of our stockholders.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Although these exemptions will be available to us, they will not have a material impact on our public reporting and disclosure. We are deemed a “non-accelerated filer” under the Exchange Act, and as a non-accelerated filer, we are permanently exempt from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In addition, because we have no employees, we do not have any executive compensation or golden parachute payments to report in our periodic reports and proxy statements.

Additionally, under Section 107 of the JOBS Act, an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. This means an “emerging growth company,” can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. However, we are electing to “opt out” of such extended transition period, and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

1940 Act

We intend to operate in such a manner that we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “1940 Act”). We will continually review our investment activity to attempt to ensure that we do not come within the application of the 1940 Act. Among other things, our advisor will attempt to monitor the proportion of our portfolio that is placed in various investments so that we do not come within the definition of an “investment company” under the 1940 Act. If at any time the character of our investments could cause us to be deemed as an investment company for purposes of the 1940 Act, we will take all necessary actions to attempt to ensure that we are not deemed to be an “investment company.”

Segment Data

As of March 31, 2019, CVREIT II operated through two business segments: commercial real estate investments in data centers and healthcare. For a more detailed discussion regarding these segments, including operating data for the three months ended March 31, 2019, see Note 10—“Segment Reporting” to “CVREIT II Financial Statements” on page E-138.

Concentration of Credit Risk and Significant Leases

As of March 31, 2019, CVREIT II had cash on deposit, including restricted cash, in certain financial institutions that had deposits in excess of current federally insured levels. CVREIT II limits its cash investments to financial institutions with high credit standings; therefore, CVREIT II believes it is not exposed to any significant credit risk on its cash deposits. To date, CVREIT II has experienced no loss or lack of access to cash in its accounts.

As of March 31, 2019, CVREIT II owned real estate investments in 42 metropolitan statistical areas, or MSAs, and one micropolitan statistical area, one of which accounted for 10.0% or more of revenue. Real estate investments located in the Atlanta-Sandy Springs-Roswell, Georgia MSA accounted for 15.6% of revenue for the three months ended March 31, 2019.

As of March 31, 2019, CVREIT II had no exposure to tenant concentration that accounted for 10.0% or more of revenue for the three months ended March 31, 2019.

Real Estate Portfolio

The following table shows the property statistics of our real estate portfolio as of March 31, 2019:

Property	MSA/µSA	Segment	Date Acquired	Contract Purchase Price (2)	Physical Occupancy	Leased Sq Ft	Encumbrances, $ (in thousands) (1)
Cy Fair Surgical Center	Houston-The Woodlands-Sugar Land, TX	Healthcare	07/31/2014	$4,450,000	100.0%	13,645		(1)
Mercy Healthcare Facility	Cincinnati, OH-KY-IN	Healthcare	10/29/2014	4,100,000	100.0%	14,868		(1)
Winston-Salem, NC IMF	Winston-Salem, NC	Healthcare	12/17/2014	6,254,000	100.0%	22,200		(1)
New England Sinai Medical Center	Boston-Cambridge- Newton, MA-NH	Healthcare	12/23/2014	23,398,094	100.0%	180,744		(1)
Baylor Surgical Hospital at Fort Worth	Dallas-Fort Worth-Arlington, TX	Healthcare	12/31/2014	48,210,548	100.0%	83,464		(1)
Baylor Surgical Hospital Integrated Medical Facility	Dallas-Fort Worth-Arlington, TX	Healthcare	12/31/2014	2,340,000	87.3%	7,219		(1)
Winter Haven Healthcare Facility	Lakeland-Winter Haven, FL	Healthcare	01/27/2015	3,803,640	100.0%	7,560	—
Heartland Rehabilitation Hospital	Kansas City, MO-KS	Healthcare	02/17/2015	24,579,302	100.0%	54,568		(1)
Indianapolis Data Center	Indianapolis-Carmel-Anderson, IN	Data Center	04/01/2015	7,500,000	100.0%	43,724		(1)
Clarion IMF	Pittsburgh, PA	Healthcare	06/01/2015	6,920,000	100.0%	33,000		(1)
Post Acute Webster Rehabilitation Hospital	Houston-The Woodlands-Sugar Land, TX	Healthcare	06/05/2015	25,719,927	100.0%	53,514		(1)
Eagan Data Center	St. Cloud, MN	Data Center	06/29/2015	5,800,000	100.0%	87,402		(1)
Houston Surgical Hospital and LTACH	Houston-The Woodlands-Sugar Land, TX	Healthcare	06/30/2015	49,250,000	100.0%	102,369		(1)
KMO IMF-Cincinnati I	Cincinnati, OH-KY-IN	Healthcare	07/22/2015	29,696,445	100.0%	139,428		(1)
KMO IMF-Cincinnati II	Cincinnati, OH-KY-IN	Healthcare	07/22/2015	12,548,760	100.0%	41,600		(1)
KMO IMF-Florence	Cincinnati, OH-KY-IN	Healthcare	07/22/2015	12,067,438	100.0%	41,600		(1)
KMO IMF-Augusta	Augusta-Waterville, ME (µSA)	Healthcare	07/22/2015	18,029,143	100.0%	51,000		(1)
KMO IMF-Oakland	Augusta-Waterville, ME (µSA)	Healthcare	07/22/2015	6,743,633	100.0%	20,000		(1)
Reading Surgical Hospital	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	Healthcare	07/24/2015	24,990,000	100.0%	33,217		(1)
Post Acute Warm Springs Specialty Hospital of Luling	Austin-Round Rock, TX	Healthcare	07/30/2015	9,675,000	100.0%	40,901		(1)
Minnetonka Data Center	Minneapolis-St. Paul-Bloomington, MN-WI	Data Center	08/28/2015	19,900,000	100.0%	135,240		(1)
Nebraska Healthcare Facility	Omaha-Council Bluffs, NE-IA	Healthcare	10/14/2015	13,011,247	100.0%	40,402		(1)
Heritage Park-Sherman I	Sherman-Denison, TX	Healthcare	11/20/2015	30,040,000	100.0%	57,576		(1)
Heritage Park-Sherman II	Sherman-Denison, TX	Healthcare	11/20/2015	3,900,000	100.0%	8,055		(1)
Baylor Surgery Center at Fort Worth	Dallas-Fort Worth-Arlington, TX	Healthcare	12/23/2015	14,382,550	100.0%	36,800		(1)
HPI-Oklahoma City I	Oklahoma City, OK	Healthcare	12/29/2015	34,692,226	100.0%	94,076	22,500
HPI-Oklahoma City II	Oklahoma City, OK	Healthcare	12/29/2015	10,325,779	100.0%	41,394		(1)
Waco Data Center	Waco, TX	Data Center	12/30/2015	10,700,000	100.0%	43,596		(1)
HPI-Edmond	Oklahoma City, OK	Healthcare	01/20/2016	4,400,000	100.0%	17,700		(1)
HPI-Oklahoma City III	Oklahoma City, OK	Healthcare	01/27/2016	3,000,000	100.0%	8,762		(1)
HPI-Oklahoma City IV	Oklahoma City, OK	Healthcare	01/27/2016	1,700,000	100.0%	5,000		(1)
Alpharetta Data Center III	Atlanta-Sandy Springs-Roswell, GA	Data Center	02/02/2016	15,750,000	100.0%	77,322	—
Flint Data Center	Flint, MI	Data Center	02/02/2016	8,500,000	100.0%	32,500		(1)
HPI-Newcastle	Oklahoma City, OK	Healthcare	02/03/2016	1,750,000	100.0%	7,424		(1)
HPI-Oklahoma City V	Oklahoma City, OK	Healthcare	02/11/2016	15,000,000	100.0%	43,676		(1)
Vibra Rehabilitation Hospital	Riverside-San Bernardino-Ontario, CA	Healthcare	03/01/2016	9,466,287	100.0%	47,008	—
HPI-Oklahoma City VI	Oklahoma City, OK	Healthcare	03/07/2016	5,050,000	100.0%	14,676		(1)

Property	MSA/µSA	Segment	Date Acquired	Contract Purchase Price (2)	Physical Occupancy	Leased Sq Ft	Encumbrances, $ (in thousands) (1)
Tennessee Data Center	Nashville-Davidson-Murfreesboro-Franklin, TN	Data Center	03/31/2016	19,400,000	100.0%	71,726		(1)
HPI-Oklahoma City VII	Oklahoma City, OK	Healthcare	06/22/2016	40,581,916	100.0%	102,978	24,948
Post Acute Las Vegas Rehabilitation Hospital	Las Vegas-Henderson-Paradise, NV	Healthcare	06/24/2016	2,613,600	100.0%	56,220	—
Somerset Data Center	New York-Newark-Jersey City, NY-NJ-PA	Data Center	06/29/2016	12,375,000	100.0%	36,118		(1)
Integris Lakeside Women’s Hospital	Oklahoma City, OK	Healthcare	06/30/2016	19,840,000	100.0%	62,857		(1)
AT&T Hawthorne Data Center	Los Angeles-Long Beach-Anaheim, CA	Data Center	09/27/2016	79,500,000	100.0%	288,000	39,750
McLean I	Washington-Arlington-Alexandria, DC-VA-MD-WV	Data Center	10/17/2016	39,000,000	94.9%	65,794	23,460
McLean II	Washington-Arlington-Alexandria, DC-VA-MD-WV	Data Center	10/17/2016	46,000,000	100.0%	62,002	27,540
Select Medical Rehabilitation Facility	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	Healthcare	11/01/2016	63,580,000	100.0%	89,139	31,627
Andover Data Center II	Boston-Cambridge-Newton, MA-NH	Data Center	11/08/2016	37,000,000	100.0%	153,000		(1)
Grand Rapids Healthcare Facility	Grand Rapids-Wyoming, MI	Healthcare	12/07/2016	43,500,000	84.1%	89,811	30,450
Corpus Christi Surgery Center	Corpus Christi, TX	Healthcare	12/22/2016	6,350,000	100.0%	25,102	—
Chicago Data Center II	Chicago-Naperville-Elgin, IL-IN-WI	Data Center	12/28/2016	33,100,000	100.0%	115,352		(1)
Blythewood Data Center	Columbia, SC	Data Center	12/29/2016	19,245,000	100.0%	64,637		(1)
Tempe Data Center	Phoenix-Mesa-Scottsdale, AZ	Data Center	01/26/2017	16,400,000	100.0%	44,244		(1)
Aurora Healthcare Facility	Chicago-Naperville-Elgin, IL-IN-WI	Healthcare	03/30/2017	11,250,000	100.0%	24,722		(1)
Norwalk Data Center	Bridgeport-Stamford-Norwalk, CT	Data Center	03/30/2017	57,000,000	100.0%	167,691	34,200
Texas Rehab-Austin	Austin-Round Rock, TX	Healthcare	03/31/2017	36,167,000	100.0%	66,095	20,881
Texas Rehab-Allen	Dallas-Fort Worth-Arlington, TX	Healthcare	03/31/2017	23,167,000	100.0%	42,627	13,150
Texas Rehab-Beaumont	Beaumont-Port Arthur, TX	Healthcare	03/31/2017	10,166,000	100.0%	61,000	5,869
Charlotte Data Center II	Charlotte-Concord-Gastonia, NC-SC	Data Center	05/15/2017	16,112,000	100.0%	52,924		(1)
250 Williams Atlanta Data Center	Atlanta-Sandy Springs-Roswell, GA	Data Center	06/15/2017	166,000,000	91.2%	908,214	116,200
Sunnyvale Data Center	San Jose-Sunnyvale-Santa Clara, CA	Data Center	06/28/2017	36,800,000	100.0%	76,573		(1)
Texas Rehab-San Antonio	San Antonio-New Braunfels, TX	Healthcare	06/29/2017	14,500,000	100.0%	44,746	10,500
Cincinnati Data Center	Cincinnati, OH-KY-IN	Data Center	06/30/2017	10,260,000	100.0%	69,826		(1)
Silverdale Healthcare Facility	Bremerton-Silverdale, WA	Healthcare	08/25/2017	9,600,000	100.0%	26,127		(1)
Silverdale Healthcare Facility II	Bremerton-Silverdale, WA	Healthcare	09/20/2017	6,950,000	100.0%	19,184		(1)
King of Prussia Data Center	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	Data Center	09/28/2017	19,200,000	100.0%	50,000	12,171
Tempe Data Center II	Phoenix-Mesa-Scottsdale, AZ	Data Center	09/29/2017	15,200,000	100.0%	58,560		(1)
Houston Data Center	Houston-The Woodlands-Sugar Land, TX	Data Center	11/16/2017	74,780,000	100.0%	103,200	48,607
Saginaw Healthcare Facility	Saginaw, MI	Healthcare	12/21/2017	18,000,000	100.0%	87,843		(1)
Elgin Data Center	Chicago-Naperville-Elgin, IL-IN-WI	Data Center	12/22/2017	8,290,000	84.5%	55,523	5,628

Property	MSA/µSA	Segment	Date Acquired	Contract Purchase Price (2)	Physical Occupancy	Leased Sq Ft	Encumbrances, $ (in thousands) (1)
Oklahoma City Data Center	Oklahoma City, OK	Data Center	12/27/2017	46,959,892	100.0%	92,456		(1)
Rancho Cordova Data Center I	Sacramento–Roseville–Arden-Arcade, CA	Data Center	03/14/2018	36,800,000	100.0%	69,048		(1)
Rancho Cordova Data Center II	Sacramento–Roseville–Arden-Arcade, CA	Data Center	03/14/2018	14,160,000	63.3%	40,394		(1)
Carrollton Healthcare Facility	Dallas-Fort Worth-Arlington, TX	Healthcare	04/27/2018	8,469,388	100.0%	21,990		(1)
Oceans Katy Behavioral Health Hospital	Houston-The Woodlands-Sugar Land, TX	Healthcare	06/08/2018	15,320,000	100.0%	34,296		(1)
San Jose Data Center	San Jose-Sunnyvale-Santa Clara, CA	Data Center	06/13/2018	49,150,000	100.0%	76,410		(1)
Indianola Healthcare I	Des Moines-West Des Moines, IA	Healthcare	09/26/2018	6,538,750	100.0%	18,116		(1)
Indianola Healthcare II	Des Moines-West Des Moines, IA	Healthcare	09/26/2018	7,308,750	100.0%	20,990		(1)
Canton Data Center	Canton-Massillon, OH	Data Center	10/03/2018	9,425,000	100.0%	29,960		(1)
Benton Healthcare I (Benton)	Little Rock-North Little Rock-Conway, AR	Healthcare	10/17/2018	20,718,179	100.0%	104,419		(1)
Benton Healthcare II (Bryant)	Little Rock-North Little Rock-Conway, AR	Healthcare	10/17/2018	4,783,651	100.0%	23,450		(1)
Benton Healthcare III (Benton)	Little Rock-North Little Rock-Conway, AR	Healthcare	10/17/2018	2,315,250	100.0%	11,350		(1)
Benton Healthcare IV (Hot Springs)	Little Rock-North Little Rock-Conway, AR	Healthcare	10/17/2018	2,631,289	100.0%	8,573		(1)
Clive Healthcare Facility	Des Moines-West Des Moines, IA	Healthcare	11/26/2018	23,500,000	100.0%	58,156		(1)
Valdosta Healthcare I	Valdosta, GA	Healthcare	11/28/2018	6,732,000	100.0%	24,750		(1)
Valdosta Healthcare II	Valdosta, GA	Healthcare	11/28/2018	3,468,000	100.0%	12,745		(1)

				$1,797,851,684		5,672,168	$467,481

(1)

Property collateralized under the KeyBank Credit Facility. As of March 31, 2019, 64 commercial real estate properties were collateralized under the KeyBank Credit Facility and we had an outstanding principal balance of $365,000,000.

(2)	Contract purchase price excludes acquisition fees and costs.

Executive Compensation

Compensation of CVREIT II’s Executive Officers

We have no employees. Our executive officers do not receive compensation directly from us for services rendered to us, and we do not intend to pay any compensation directly to our executive officers. Each of our executive officers, including the executive officer who serves as a CVREIT II director, is an officer or employee of CVREIT II Advisor and/or its affiliates, and receives compensation for his or her services, including services performed on CVREIT II’s behalf, from such entities. See “—Certain Relationships and Related—Party Transactions” below for a discussion of the fees paid to CVREIT II Advisor and its affiliates. CVREIT II does not reimburse CVREIT II Advisor directly or indirectly for the salary or other compensation paid to any of CVREIT II’s executive officers. As a result, CVREIT II does not have nor has the CVREIT II Board consider a compensation policy for CVREIT II’s executive officers and no compensation and discussion analysis concerning CVREIT II is included in this proxy statement/prospectus.

Compensation of CVREIT II’s Directors

If a director is also one of our executive officers or an affiliate of CVREIT II Advisor, then we do not pay any compensation to that person for services rendered as a director.

Directors who are also officers or employees of our advisor or its affiliates, or otherwise affiliated with our advisor or its affiliates, (Messrs. Carter, Winslow and Seton) do not receive any special or additional remuneration for service on the board of directors or any of its committees. Each non-employee director receives compensation for service on the board of directors and any of its committees as provided below:

•	an annual retainer of $40,000;

•	an additional retainer of $45,000 for the special committee board members;

•

an additional annual retainer of $10,000 to the chairman of the audit committee (the additional annual retainer to the chairman of the audit committee increased from $7,500 to $10,000, effective September 1, 2018);

•	$2,000 for each board meeting attended in person;

•	$2,000 for each committee meeting attended in person ($2,500 for attendance by the chairperson of the audit committee at each meeting of the audit committee);

•	$500 per board or committee meeting attended by telephone conference; and

•

in the event that there is a meeting of the board of directors and one or more committees on a single day, the fees paid to each director will be limited to $2,500 per day ($3,000 per day for the chairman of the audit committee, if there is a meeting of that committee).

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

Further, we have authorized and reserved 300,000 shares of our Class A common stock for issuance under the Carter Validus Mission Critical REIT II, Inc. 2014 Restricted Share Plan, or the CVREIT II Incentive Plan, and we granted 3,000 shares of Class A common stock to each of our independent directors at the time we satisfied the minimum offering requirement in our offering in connection with each director’s initial election or appointment to the board of directors. The Incentive Plan provides for annual grants of 3,000 shares of Class A common stock to each of our independent directors in connection with such independent director’s subsequent re-election to our board of directors, provided, such independent director is an independent director of our company during such annual period. Restricted stock issued to our independent directors will vest over a four-year period following the first anniversary of the date of grant in increments of 25% per annum.

The following table sets forth certain information regarding compensation earned or paid to CVREIT II’s directors during the year ended December 31, 2018:

	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensations Earnings	All Other Compensation		Total
John E. Carter	$—	$—	$—	$—	$—	$—		$—
Michael A. Seton	$—	$—	$—	$—	$—	$—		$—
Robert M. Winslow	$—	$—	$—	$—	$—	$—		$—
Jonathan Kuchin (1)	$65,833	$27,540	$—	$—	$—	$16,040	(5)	$109,413
Randall Greene (2)	$55,500	$27,540	$—	$—	$—	$10,350	(6)	$93,390
Ronald Rayevich (3)	$70,500	$27,540	$—	$—	$—	$12,289	(7)	$110,329
Roger Pratt (4)	$31,833	$27,540	$—	$—	$—	$3,787	(8)	$63,160

(1)

On July 20, 2018, Jonathan Kuchin was awarded 3,000 restricted shares of Class A common stock in connection with his re-election to the board of directors. The grant date fair value of the stock was $9.18 per share for an aggregate amount of $27,540. As of December 31, 2018, all of the 3,000 shares of common stock remain unvested.

(2)

On July 20, 2018, Randall Greene was awarded 3,000 restricted shares of Class A common stock in connection with his re-election to the board of directors. The grant date fair value of the stock was $9.18 per share for an aggregate amount of $27,540. As of December 31, 2018, all of the 3,000 shares of common stock remain unvested.

(3)

On July 20, 2018, Ronald Rayevich was awarded 3,000 restricted shares of Class A common stock in connection with his re-election to the board of directors. The grant date fair value of the stock was $9.18 per share for an aggregate amount of $27,540. As of December 31, 2018, all of the 3,000 shares of common stock remain unvested.
(4)

On July 24, 2018, Roger Pratt was awarded 3,000 restricted shares of Class A common stock in connection with his election to the board of directors. The grant date fair value of the stock was $9.18 per share for an aggregate amount of $27,540. As of December 31, 2018, all of the 3,000 shares of common stock remain unvested.

(5)

Of this amount, $9,939 reflects the dollar value of distributions paid in connection with the stock awards granted to our independent directors and $6,101 represents reimbursement of travel and other expenses incurred by directors to attend various director meetings.

(6)

Of this amount, $9,767 reflects the dollar value of distributions paid in connection with the stock awards granted to our independent directors and $583 represents reimbursement of travel and other expenses incurred by directors to attend various director meetings.

(7)

Of this amount, $8,553 reflects the dollar value of distributions paid in connection with the stock awards granted to our independent directors and $3,736 represents reimbursement of travel and other expenses incurred by directors to attend various director meetings.

(8)

Of this amount, $857 reflects the dollar value of distributions paid in connection with the stock awards granted to our independent directors and $2,930 represents reimbursement of travel and other expenses incurred by directors to attend various director meetings.

Compensation Committee Interlocks and Insider Participation

The CVREIT II Board does not currently have a compensation committee because CVREIT II does not pay, nor does it plan to pay, any compensation to its officers. There are no interlocks or insider participation as to compensation decisions required to be disclosed pursuant to SEC regulations.

Security Ownership of Certain Beneficial Owners, Directors and Management, and Related Matters

We adopted the CVREIT II Incentive Plan, pursuant to which our board of directors has the authority to grant restricted or deferred stock awards to persons eligible under the plan. The maximum number of shares of our Class A common stock that may be issued pursuant to the Incentive Plan is 300,000, subject to adjustment under specified circumstances. The following table provides information regarding the Incentive Plan as of December 31, 2018:

Plan Category	Number of Securities to Be Issued upon Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders (1)	—	—	252,000
Equity compensation plans not approved by security holders	—	—	—

Total	—	—	252,000

(1)

On July 20, 2018, we granted an aggregate of 9,000 restricted shares of Class A common stock to our independent directors, which were awarded in connection with each independent director’s re-election to our board of directors. Additionally, on July 24, 2018, we granted 3,000 restricted shares of Class A common stock in connection with the election of a new independent board member. The fair value of each share of our restricted common stock was estimated at the date of grant at $9.18 per share. As of December 31, 2018, we had issued an aggregate of 48,000 shares of restricted stock to our independent directors in connection with their appointment or re-election to our board of directors. Restricted stock issued to our independent directors vests over a four-year period following the first anniversary of the date of grant in increments of 25% per annum.

The shares described above were not registered under the Securities Act and were issued in reliance on Section 4(a)(2) of the Securities Act.

Beneficial Ownership of Equity Securities

The following table sets forth information as of June 13, 2019, regarding the beneficial ownership of our common stock by each person known by us to own 5.0% or more of the outstanding shares of common stock, each of our directors, and each named executive officer, and our directors and executive officers as a group. The percentage of beneficial ownership is calculated based on 82,179,056 shares of Class A common stock outstanding, 12,489,746 shares of Class I common stock outstanding, 38,305,454 shares of Class T common stock outstanding and 3,448,615 shares of Class T2 common stock outstanding, as of June 13, 2019:

Name of Beneficial Owner (1)	Number of Class A Shares of Common Stock Beneficially Owned (2)		Percentage of All Class A Common Stock
Carter Validus REIT Management Company II, LLC	20,000		*
Directors
John E. Carter		(3)	*
Robert M. Winslow		(4)	*
Jonathan Kuchin (5)	18,389		*
Randall Greene (5)	17,314		*
Ronald Rayevich (5)	15,000		*
Michael A. Seton		(6)	*
Roger Pratt (5)	3,185		*
Executive Officer
Kay C. Neely		(7)	*

All officers and directors as a group (8 persons)	73,888		*

*	Represents less than 1% of the outstanding Class A common stock.
(1)	The address of each beneficial owner listed is c/o Carter Validus Mission Critical REIT II, Inc., 4890 W. Kennedy Blvd., Suite 650, Tampa, Florida 33609.
(2)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group which may be exercised within 60 days following March 18, 2019. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)

Mr. Carter is Executive Chairman of Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares of Class A common stock in our company. Mr. Carter disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of his pecuniary interest.

(4)

Mr. Winslow directly or indirectly controls Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares of Class A common stock in our company. Mr. Winslow disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of his pecuniary interest.

(5)	Represents restricted shares of our Class A common stock issued to the beneficial owner in connection with his initial election and his subsequent election to the board of directors.
(6)

Mr. Seton is the Chief Executive Officer of Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares of Class A common stock in our company. Mr. Seton disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of his pecuniary interest.

(7)

Ms. Neely is the Chief Financial Officer of Carter Validus REIT Management II, LLC, which directly owns 20,000 shares of Class A common stock in our company. Ms. Neely disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of her pecuniary interest.

Certain Relationships and Related-Party Transactions

We have no direct employees. Substantially all of our business is managed by CVREIT II Advisor. The employees of CVREIT II Advisor and other affiliates provide services to us related to acquisitions, property management, asset management, accounting, investor relations, and all other administrative services.

Organization and Offering Expenses

We reimburse CVREIT II Advisor and its affiliates for organization and offering expenses it incurs on our behalf, but only to the extent the reimbursement did not cause the selling commissions, dealer manager fees, distribution and servicing fees and other organization and offering expenses to exceed 15.0% of the gross proceeds of our initial public offering or public follow-on offering, respectively. Other offering costs, which are offering expenses other than selling commissions, dealer manager fees and distribution and servicing fees, associated with our initial public offering or public follow-on offering, which terminated on November 24, 2017 and November 27, 2018, respectively, were approximately 2.0% and 2.5% of the gross proceeds, respectively.

As of March 31, 2019, we reimbursed CVREIT II Advisor and its affiliates approximately $19,269,000 in other offering costs. As of March 31, 2019, since inception, we paid approximately $548,000 to an affiliate of SC Distributors, LLC, the dealer manager of our Offerings (the “Dealer Manager”), in other offering costs. Other organization expenses are expensed as incurred and offering costs are charged to stockholders’ equity as incurred.

Distribution and Servicing Fees

Through the termination of our Offering on November 27, 2018, we paid the Dealer Manager, an affiliate of CVREIT II Advisor, selling commissions and dealer manager fees in connection with the purchase of shares of certain classes of common stock. We continue to pay the Dealer Manager a distribution and servicing fee with respect to the Class T and T2 shares that were sold in our initial public offering and public follow-on offering.

We will cease paying the distribution and servicing fees with respect to Class T shares at the earliest to occur of the following: (i) a listing of the Class T shares on a national securities exchange, (ii) following the completion of our public follow-on offering, total underwriting compensation in the public follow-on offering equaling 10.0% of the gross proceeds from the public follow-on offering less the total amount of distribution and servicing fees waived by participating broker-dealers in the public follow-on offering, (iii) such Class T shares no longer being outstanding, (iv) December 31, 2021, which is the fourth anniversary of the last day of the fiscal quarter in which our primary offering of our initial public offering terminated and (v) the date on which the holder of such Class T share(s) or its agent notifies us or our agent that he or she is represented by a new participating broker-dealer; provided that we will continue paying the Class T distribution and servicing fee, which shall be re-allowed to the new participating broker-dealer, if the new participating broker-dealer enters into a participating broker-dealer agreement with our dealer manager or otherwise agrees to provide the services set forth in the dealer manager agreement.

We will cease paying the distribution and servicing fee with respect to Class T2 shares at the earliest to occur of the following: (i) a listing of the Class T2 shares on a national securities exchange; (ii) following the completion of our public follow-on offering, total underwriting compensation in the public follow-on offering equaling 10% of the gross proceeds from the public follow-on offering; (iii) there are no longer any Class T2 shares outstanding; (iv) the end of the month in which our transfer agent, on our behalf, determines that total underwriting compensation, including selling commissions, dealer manager fees, the Class T2 distribution and servicing fees and other elements of underwriting compensation with respect to such Class T2 shares, would be in excess of 8.5% of the total gross investment amount at the time of purchase of such Class T2 shares or such lower limit that is set forth in the agreement between the dealer manager and the soliciting dealer at the time such shares were issued; (v) the end of the month in which our transfer agent, on our behalf, determines that the Class T2 distribution and servicing fees with respect to such Class T2 shares would be in excess of 3.0% of the total gross investment amount at the time of purchase of such Class T2 shares; (vi) the date on which such Class T2 shares are repurchased by us; and (vii) the date on which the holder of such Class T2 share(s) or its agent notifies us or our agent that he or she is represented by a new participating broker-dealer; provided that we will continue paying the Class T2 distribution and servicing fees, which shall be re-allowed to the new participating broker-dealer, if the new participating broker-dealer enters into a participating broker-dealer agreement with our dealer manager or otherwise agrees to provide the services set forth in the dealer manager agreement. At the time we cease paying the distribution and servicing fees with respect to a Class T2 shares pursuant to the provisions above, such Class T2 shares (including associated Class T2 DRIP shares) will convert into a number of Class I shares (including any fractional shares) with an equivalent of NAV as such shares. Stockholders will receive a confirmation notice when their Class T2 shares have been converted into Class I shares. We currently expect that any such conversion will be on a one-for-one basis, as we expect the NAV per share of each Class T2 share and Class I share to be the same.

Acquisition Fees and Expenses

We pay CVREIT II Advisor 2.0% of the contract purchase price of each property or asset acquired. In addition, we reimburse CVREIT II Advisor for acquisition expenses incurred in connection with the selection and acquisition of properties or real estate-related investments (including expenses relating to potential investments that we do not close), such as legal fees and expenses, costs of real estate due diligence, appraisals, non-refundable option payments on properties not acquired, travel and communications expenses, accounting fees and expenses and title insurance premiums, whether or not the property was acquired. Since our formation through March 31, 2019, we reimbursed CVREIT II Advisor approximately 0.01% of the aggregate purchase price all of properties acquired.

Asset Management Fees

We pay to CVREIT II Advisor an asset management fee calculated on a monthly basis in an amount equal to 1/12th of 0.75% of aggregate asset value, which is payable monthly in arrears.

Operating Expense Reimbursement

We reimburse CVREIT II Advisor for all operating expenses it paid or incurred in connection with the services provided to us, subject to certain limitations. Expenses in excess of the operating expenses in the four immediately preceding quarters that exceed the greater of (a) 2.0% of average invested assets or (b) 25% of net income, subject to certain adjustments, will not be reimbursed unless the independent directors determine such excess expenses are justified. We will not reimburse CVREIT II Advisor for personnel costs in connection with services for which CVREIT II Advisor receives an acquisition fee or a disposition fee.

Property Management Fees

In connection with the rental, leasing, operation and management of our properties, we pay Carter Validus Real Estate Management Services II, LLC, or the CVREIT II Property Manager, and its affiliates, aggregate fees equal to 3.0% of gross revenues from the properties managed, or property management fees. We reimburse the CVREIT II Property Manager and its affiliates for property-level expenses that any of them pay or incur on our behalf, including certain salaries, bonuses and benefits of persons employed by the CVREIT II Property Manager and its affiliates, except for the salaries, bonuses and benefits of persons who also serve as one of its executive officers. The CVREIT II Property Manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If we contract directly with third parties for such services, we will pay them customary market fees and may pay the CVREIT II Property Manager an oversight fee equal to 1.0% of the gross revenues of the properties managed. We, in no event, will pay the CVREIT II Property Manager or any affiliate both a property management fee and an oversight fee with respect to any particular property. Property management fees are recorded in rental expenses in the accompanying condensed consolidated statements of comprehensive income.

Leasing Commission Fees

We pay the CVREIT II Property Manager a separate fee for the initial lease-up, leasing-up of newly constructed properties or re-leasing to existing tenants.

Construction Management Fees

For acting as general contractor and/or construction manager to supervise or coordinate projects or to provide major repairs or rehabilitation on our properties, we may pay the CVREIT II Property Manager up to 5.0% of the cost of the projects, repairs and/or rehabilitation, as applicable, or construction management fees.

Disposition Fees

We will pay CVREIT II Advisor or its affiliates, if it provides a substantial amount of services (as determined by a majority of our independent directors) in connection with the sale of properties, a disposition fee, equal to the lesser of 1.0% of the contract sales price and one-half of the total brokerage commission paid if a third party broker is also involved, without exceeding the lesser of 6.0% of the contract sales price or a reasonable, customary and competitive real estate commission. As of March 31, 2019, we had not incurred any disposition fees to CVREIT II Advisor or its affiliates.

Subordinated Participation in Net Sale Proceeds

Upon the sale of CVREIT II, CVREIT II Advisor will receive 15% of the remaining net sale proceeds after return of capital contributions plus payment to investors of a 6.0% annual cumulative, non-compounded return on the capital contributed by investors, or the subordinated participation in net sale proceeds. As of March 31, 2019, we had not incurred any subordinated participation in net sale proceeds to CVREIT II Advisor or its affiliates.

Subordinated Incentive Listing Fee

Upon the listing of our shares on a national securities exchange, CVREIT II Advisor will receive 15% of the amount by which the sum of our adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to a 6.0% annual cumulative, non-compounded return to investors, or the subordinated incentive listing fee. As of March 31, 2019, we had not incurred any subordinated incentive listing fees to CVREIT II Advisor or its affiliates.

Subordinated Distribution Upon Termination Fee

Upon termination or non-renewal of the advisory agreement, with or without cause, CVREIT II Advisor will be entitled to receive subordinated termination fees from CVREIT II OP equal to 15% of the amount by which the sum of CVREIT II’s adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an annual 6.0% cumulative, non-compounded return to investors. In addition, CVREIT II Advisor may elect to defer its right to receive a subordinated termination fee upon termination until either shares of CVREIT II’s common stock are listed and traded on a national securities exchange or another Liquidity Event occurs. As of March 31, 2019, we had not incurred any subordinated termination fees to CVREIT II Advisor or its affiliates.

Amendment to Advisory Agreement

Concurrently with the entry into the Merger Agreement, CVREIT II, CVREIT OP, CVREIT II OP, and CVREIT II Advisor entered into the Third Amended and Restated REIT II Advisory Agreement, or the Amended

REIT II Advisory Agreement, which shall become effective at the effective time of the REIT Merger. The Amended REIT II Advisory Agreement will amend CVREIT II’s existing advisory agreement, dated as of June 10, 2014, to add CVREIT as a party and to increase the Combined Company’s stockholder return threshold to an 8.0% cumulative return prior to the Advisor receiving any distributions of net sales proceeds, incentive listing fee or termination fee.

The following table details amounts incurred and payable to affiliates in connection with the Company’s related parties transactions as described above for the three months ended March 31, 2019 and 2018 and as of March 31, 2019 and December 31, 2018 (amounts in thousands):

		Incurred
		For the Three Months Ended March 31,		Payable
Fee	Entity	2019	2018	March 31, 2019	December 31, 2018
Other offering costs reimbursement	Carter Validus Advisors II, LLC and its affiliates	$—	$647	$—	$89
Selling commissions and dealer manager fees	SC Distributors, LLC	—	1,689	—	—
Distribution and servicing fees	SC Distributors, LLC	(52)	374	9,300	10,218
Acquisition fees	Carter Validus Advisors II, LLC and its affiliates	—	1,019	—	32
Asset management fees	Carter Validus Advisors II, LLC and its affiliates	3,494	3,099	1,165	1,182
Property management fees	Carter Validus Real Estate Management Services II, LLC	1,209	1,037	483	420
Operating expense reimbursement	Carter Validus Advisors II, LLC and its affiliates	730	312	224	421
Leasing commission fees	Carter Validus Real Estate Management Services II, LLC	3	—	3	25
Construction management fees	Carter Validus Real Estate Management Services II, LLC	129	111	181	40

Total		$5,513	$8,288	$11,356	$12,427

Approval of Related Party Transactions

The CVREIT II Board, including CVREIT II’s independent directors, has examined the material terms, factors and circumstances surrounding the transactions and arrangements described above. On the basis of such examination, the CVREIT II Board, including CVREIT II’s independent directors, has determined that such transactions are fair and reasonable to CVREIT II and on terms and conditions not less favorable to CVREIT II than those available from unaffiliated third parties.

Certain Conflict Resolution Procedures

Every transaction that we enter into with our advisor or its affiliates will be subject to an inherent conflict of interest. Our board of directors may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and our advisor or any of its affiliates.

In order to reduce or eliminate certain potential conflicts of interest, (A) our charter contains a number of restrictions relating to (1) transactions we enter into with our sponsor, our directors, our advisor and any of their respective affiliates, and (2) certain future offerings, and (B) the advisory agreement contains procedures and restrictions relating to the allocation of investment opportunities among entities affiliated with our advisor. These restrictions include, among others, the following:

•

We will not purchase or lease properties from our sponsor, our advisor, any of our directors, or any of their respective affiliates without a determination by a majority of our directors, including a majority of our independent directors not otherwise interested in such transaction, that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the seller or lessor unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. We, in no event, will acquire any such property at an amount in excess of its current appraised value, as determined by an independent appraiser. We will not sell or lease properties to our sponsor, our advisor, any of our directors, or any of their respective affiliates unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction determines that the transaction is fair and reasonable to us.

•

We will not make any loans to our sponsor, our advisor, any of our directors, or any of their respective affiliates, except that we may make or invest in mortgage loans involving our sponsor, our advisor, our directors or their respective affiliates, if such mortgage loan is insured or guaranteed by a government or government agency or provided, among other things, that an appraisal of the underlying property is obtained from an independent appraiser and the transaction is approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction as fair and reasonable to us and on terms no less favorable to us than those available from unaffiliated third parties. We may also make loans to any of our wholly-owned subsidiaries. In addition, our sponsor, our advisor, any of our directors, and any of their respective affiliates will not make loans to us or to joint ventures in which we are a joint venture partner unless approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction as fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties under the same circumstances.

•

Our advisor and its affiliates will be entitled to reimbursement, at cost, at the end of each fiscal quarter for actual expenses incurred by them on behalf of us or joint ventures in which we are a joint venture partner; provided, however, that we will not reimburse our advisor at the end of any fiscal quarter for the amount, if any, by which our total operating expenses, including the advisor asset management fee, paid during the four consecutive fiscal quarters then ended exceeded the greater of: (i) 2.0% of our average invested assets for such period, or (ii) 25.0% of our net income, before any additions to reserves for depreciation, bad debts or other similar non-cash reserves and before any gain from the sale of our assets, for such period. Our independent directors have a fiduciary responsibility to ensure that we do not exceed these limits. Our independent directors may, however, permit us to exceed these limits if they determine that doing so is justified because of unusual and non-recurring expenses that they deem sufficient.

•

If an investment opportunity becomes available that is deemed suitable, after our advisor’s and our board of directors’ consideration of pertinent factors, for both us and one or more other entities affiliated with our advisor, and for which more than one of such entities has sufficient uninvested funds, then the entity that has had the longest period of time elapse since it was offered an investment opportunity will first be offered such investment opportunity. In determining whether or not an investment opportunity is suitable for more than one such entity, our advisor and our board of directors shall examine, among others, the following factors:

•	the anticipated cash flow of and the cash requirements of each such entity;

•	the effect of the acquisition both on diversification of each program’s investments by type of property, geographic area and tenant concentration;
•	the policy of each program relating to leverage of properties;

•	the income tax effects of the purchase to each program;

•	the size of the investment; and

•	the amount of funds available to each program and the length of time such funds have been available for investment.

If a subsequent development, such as a delay in the closing of the acquisition or construction of a property, causes any such investment, in the opinion of our advisor, to be more appropriate for a program other than the program that committed to make the investment, our advisor may determine that another program affiliated with our advisor or its affiliates will make the investment. Our board of directors, including our independent directors, has a duty to ensure that the method used by our advisor for the allocation of the acquisition of properties by two or more affiliated programs seeking to acquire similar types of properties is reasonable and applied fairly to us.

We adopted an asset allocation policy to allocate property acquisitions among CVREIT and any other program sponsored by CVREIT II Sponsor and its affiliates. All transactions will be allocated among us, CVREIT and any other programs sponsored by CVREIT II Sponsor or its affiliates by the investment committee in a manner consistent with the general investment allocation policy we adopted.

We will not accept goods or services from our sponsor, our advisor, our directors, or any of their respective affiliates or enter into any other transaction with our sponsor, our advisor, our directors, or any of their respective affiliates unless a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction approve such transaction as fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Independent Directors

Our independent directors, acting as a group, will resolve potential conflicts of interest whenever they determine that the exercise of independent judgment by the CVREIT II Board or CVREIT II Advisor or its affiliates could reasonably be compromised. However, the independent directors may not take any action which, under Maryland law, must be taken by the entire board or which is otherwise not within their authority. The independent directors, as a group, are authorized to retain their own legal and financial advisors. Among the matters CVREIT II expects the independent directors to review and act upon are:

•	the continuation, renewal or enforcement of our agreements with CVREIT II Advisor and its affiliates, including the advisory agreement;

•	transactions with affiliates, including our directors and officers;

•	awards under CVREIT II Incentive Plan; and

•	pursuit of a potential Liquidity Event.

Term of Advisory Agreement

The advisory agreement with CVREIT II has a one-year term and may be renewed for an unlimited number of successive one-year periods. Our directors will evaluate the performance of CVREIT II Advisor before renewing the advisory agreement, and the criteria used in such evaluation will be reflected in the minutes of the meeting of our board of directors. Our board of directors, including all of our independent directors, will approve the renewal of the advisory agreement with CVREIT II Advisor, based upon an evaluation of (i) CVREIT II’s performance to date; (ii) the expenses incurred by us in light of our investment performance, net assets and net income; (iii) the compensation paid to CVREIT II Advisor in relation to the nature and quality of services performed (and such compensation being within the limits prescribed by our charter); (iv) the amount of the fees paid to CVREIT II Advisor in relation to the size, composition and performance of our portfolio; (v) the success of CVREIT II Advisor in generating opportunities that meet our investment objectives; (vi) rates charged to other unaffiliated real estate investment trusts and to investors other than real estate investment trusts by advisors performing the same or similar services; (vii) the performance of our portfolio, including income, conservation or appreciation of capital, frequency of problematic investments; and (viii) the quality of our portfolio relative to the investments generated by CVREIT II Advisor for its own account. On May 10, 2019, the CVREIT II Board, including all independent directors, after review of CVREIT II Advisor’s performance during the last year, authorized CVREIT II to execute a mutual consent to renew the CVREIT II Advisory Agreement for a one-year term that will be effective on June 10, 2019.

Director Independence

As required by our charter, a majority of the members of our board of directors must qualify as “independent directors” as affirmatively determined by the board of directors. Our board of directors consults with our legal counsel and counsel to the independent directors, as applicable, to ensure that our board of directors’ determinations are consistent with our charter and applicable securities and other laws and regulations regarding the definition of “independent director.”

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and the Company, our senior management and our independent registered public accounting firm, the board has determined that Jon Kuchin, Randy Greene, Ronald Rayevich, and Roger Pratt, who comprise a majority of our board, qualify as independent directors. A copy of our independent director definition, which is contained in our charter and complies with the requirements of the North American Securities Administrators Association’s Statement of Policy Regarding Real Estate Investment Trusts, or the NASAA REIT Guidelines, which is included below. Although our shares are not listed for trading on any national securities exchange, our independent directors also meet the current independence and qualifications requirements of the New York Stock Exchange.

Article IV of our charter defines an independent director as follows:

Independent Director. The term “Independent Director” shall mean a Director who is not on the date of determination, and within the last two years from the date of determination has not been, directly or indirectly associated with the Sponsor or the Advisor by virtue of (i) ownership of an interest in the Sponsor, the Advisor or any of their Affiliates, (ii) employment by the Sponsor, the Advisor or any of their Affiliates, (iii) service as an officer or director of the Sponsor, the Advisor or any of their Affiliates, (iv) performance of services, other than as a Director, for the Corporation, (v) service as a director or trustee of more than three REITs organized by the Sponsor or advised by the Advisor or (vi) maintenance of a material business or professional relationship with the Sponsor, the Advisor or any of their Affiliates. A business or professional relationship is considered “material” if the aggregate gross income derived by the Director from the Sponsor, the Advisor and their Affiliates exceeds five percent of either the Director’s annual gross income during either of the last two years or the Director’s net worth on a fair market value basis. An indirect association with the Sponsor or the Advisor shall include circumstances in which a Director’s spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in-law or brother- or sister-in-law is or has been associated with the Sponsor, the Advisor, any of their Affiliates or the Corporation.

Currently Proposed Transactions

There are no currently proposed material transactions with related persons other than those described herein.

REIT Merger Sub

REIT Merger Sub is a Maryland limited liability company and direct wholly-owned subsidiary of CVREIT II formed solely for the purpose of entering into the Merger Agreement and effecting the REIT Merger. Upon completion of the REIT Merger, CVREIT will be merged with and into REIT Merger Sub, with REIT Merger Sub continuing as the Surviving Entity and a wholly-owned subsidiary of CVREIT II. REIT Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement.

Carter Validus Mission Critical REIT, Inc.

Set forth below is a description of the business of CVREIT. When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us” or “our” refer to CVREIT and its consolidated subsidiaries. Certain statements regarding CVREIT’s future operations and its plans for future business may not be applicable to the extent the REIT Merger is completed.

Description of CVREIT’s Business

CVREIT is a public, non-traded REIT that was formed as a Maryland corporation on December 16, 2009, that elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2011, and each year thereafter.

CVREIT is externally managed by CVREIT Advisor, its advisor. The principal executive offices of CVREIT are located at 4890 West Kennedy Blvd., Suite 650, Tampa, FL 33609. CVREIT’s telephone number at that location is (813) 287-0101. CVREIT’s website is located at www.cvmissioncriticalreit.com. The information found on, or otherwise accessible through, CVREIT’s website is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document CVREIT files with or furnishes to the SEC.

We were organized to acquire and operate a diversified portfolio of income-producing commercial real estate, with a focus on the data center and healthcare property sectors, net leased to creditworthy tenants, as well as to make other real estate-related investments that relate to such property types.

We ceased offering shares of our common stock in our initial public offering of up to $1,746,875,000 of shares of our common stock, or our Offering, on June 6, 2014. At the completion of our Offering, we had raised gross proceeds of approximately $1,716,046,000 (including shares of common stock issued pursuant to our distribution reinvestment plan, or DRIP).

On May 22, 2017, we registered 11,387,512 shares of common stock for a price per share of $9.519, for a proposed maximum offering price of $108,397,727 in shares of common stock under our distribution reinvestment plan, or DRIP, pursuant to a new Registration Statement on Form S-3, or the DRIP Offering, and collectively with our Offering, our Offerings.

As of March 31, 2019, we had issued approximately 204,273,000 shares of common stock in our Offerings for gross proceeds of $1,995,145,000, before share repurchases of $188,764,000 and offering costs, selling commissions and dealer manager fees of $174,852,000.

On September 27, 2018, our board of directors, at the recommendation of its audit committee, which is comprised solely of independent directors, established an estimated net asset value, or the NAV, per share of our common stock, or the CVREIT Estimated Per Share NAV, calculated as of June 30, 2018, of $5.33. Accordingly, commencing with distributions that accrued for the month of October 2018, shares of common stock are offered pursuant to the DRIP Offering at $5.33 per share. The CVREIT Estimated Per Share NAV was calculated for purposes of assisting broker-dealers that participated in our Offering in meeting their customer account statement reporting obligations under NASD Rule 2340. The CVREIT Estimated Per Share NAV was determined by our board of directors after consultation with CVREIT Advisor and an independent third-party valuation firm.

During the year ended December 31, 2017, the CVREIT Board made a determination to sell our data center properties, and as of December 31, 2018, we had sold all of our data center properties. As of December 31, 2018, we had completed the disposition of our data center properties for an aggregate sale price of $1,307.5 million and generated net proceeds of $1,282.1 million. Additionally, as of December 31, 2018, we had sold three healthcare properties for an aggregate sale price of $91.2 million and generated net proceeds of $90.5 million. As of March 31, 2019, we owned 30 real estate investments, consisting of 61 properties. Substantially all of our business is conducted through CVREIT OP. We are the sole general partner of the CVREIT OP, and CVREIT Advisor, is the special limited partner of the Operating Partnership.

Investment Objectives

Our primary investment objectives are to:

•	acquire well-maintained and strategically-located, quality, commercial real estate properties with a focus on the healthcare sector, which provide current cash flows from operations;

•	be prudent, patient and deliberate with respect to the purchase and sale of our investments considering current and future real estate markets;

•	pay regular cash distributions to stockholders;

•	preserve, protect and return capital contributions to stockholders;

•	realize appreciated growth in the value of our investments upon the sale of such investments.

We cannot assure our stockholders that we will be able to continue to attain these objectives or that our assets will not decrease in value. Our board of directors may revise our investment policies if it determines that it is advisable and in the best interest of our stockholders.

Investment Strategy

Primary Investment Focus

During our operating phase, we focus our investment activities on acquiring strategically located, well-constructed income-producing commercial real estate predominantly in the healthcare sector located throughout the continental United States, preferably with long-term net leases to creditworthy tenants, and originating or acquiring real estate debt backed by similar income-producing commercial real estate predominantly in such sectors. The real estate debt we originate or acquire, or securities in which we invest, may include first mortgage debt, bridge loans, mezzanine loans or preferred equity. We have invested and may continue to invest in real estate-related debt and securities that meet our investment strategy and return criteria. The sizes of individual properties we purchase vary significantly, but we expect most of the properties we acquire in the future will continue to have a purchase price between $25 million and $200 million. The number and mix of properties and other real estate-related investments comprising our portfolio will depend upon real estate market conditions and other circumstances existing at the time we acquire the properties and other real estate-related investments.

Investing in Real Property

Our Advisor generally uses the following criteria to evaluate potential investment opportunities:

•	assets that we determine are important to the use of our tenants;

•	leased to creditworthy tenants preferably on a net-leased basis;

•	leased with terms of at least seven to ten years (on average if multi-tenant building), or otherwise have a strong likelihood of renewing; and

•	geographically diverse locations with good accessibility.

We consider “mission critical” properties as those properties that are essential to the successful operations of the companies within the industries in which such companies operate.

As determined appropriate by CVREIT Advisor, we may acquire properties in various stages of development or that requires substantial refurbishment or renovation. CVREIT Advisor will make this determination based upon a variety of factors, including the available risk-adjusted returns for such properties when compared with other available properties, the effect such properties would have on the diversification of our portfolio, and our investment objectives of realizing both current income and capital appreciation upon the sale of such properties.

To the extent feasible, we seek to achieve a well-balanced portfolio diversified by geographic location within the United States, age and lease maturities of the various properties in our portfolio. Tenants of our properties are generally diversified between national, regional and local companies. We generally target properties with lease terms of 10 years or longer. We have acquired and may continue to acquire properties with shorter lease terms if the property is in an attractive location, is difficult to replace, or has other significant favorable attributes. We expect that these investments will provide long-term value by virtue of their size, location, quality, condition, and lease characteristics.

We have incurred, and intend to continue to incur, debt to acquire properties when our board of directors determines that incurring such debt is in our best interest. In addition, from time to time, we may acquire properties without financing and later incur mortgage debt secured by one or more of such properties. There is no limitation on the amount we may borrow against any single improved property. Pursuant to our charter, we are required to limit our aggregate borrowings to 75% of the greater of cost (or 300% of net assets) (before deducting depreciation, reserves for bad debts or other non-cash reserves) or fair market value of our gross assets, unless excess borrowing is approved by a majority of the independent directors and disclosed to stockholders in our next quarterly report along with the justification for such excess borrowing. Our board of directors has adopted a policy to further limit our aggregate borrowings to 50% of the greater of cost (before deducting depreciation, reserves for bad debts or other non-cash reserves) or fair market value of our assets, unless borrowing a greater amount is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following any such borrowing along with justification for borrowing such greater amount; provided, however, that this policy limitation does not apply to individual real estate assets or investments.

Creditworthy Tenants

We monitor the credit of our tenants to stay abreast of any material changes in credit quality. We monitor tenant credit by (1) reviewing the credit ratings of tenants (or their parent companies) that are rated by nationally recognized rating agencies, (2) reviewing financial statements that are publicly available or that are required to be delivered to us under the applicable lease, (3) monitoring news reports and other available information regarding our tenants and their underlying businesses, (4) monitoring the timeliness of rent collections, and (5) conducting periodic inspections of our properties to ascertain proper maintenance, repair and upkeep.

A tenant is considered creditworthy if it has a financial profile that our advisor believes meets our criteria. In evaluating the creditworthiness of a tenant or prospective tenant, our advisor will not use specific quantifiable standards, but will consider many factors, including, but not limited to, the proposed terms of the property acquisition, the financial condition of the tenant and/or guarantor, the operating history of the property with the tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and the lease length and the terms at the time of the property acquisition.

Description of Leases

We generally acquire properties subject to existing leases with tenants. When spaces in properties become vacant, existing leases expire, or we acquire properties under development or requiring substantial refurbishment or renovation, we anticipate entering into net leases. Net leases typically require tenants to pay, in addition to a fixed rental, the costs relating to the three broad expense categories of real estate taxes (including special assessments and sales and use taxes), insurance and common area maintenance (including repair and maintenance, utilities, and cleaning) and other operating expenses related to the property, excluding the roof and structure of the property. Generally, the leases require each tenant to procure, at its own expense, commercial general and excess liability insurance, and in some cases professional liability or environmental coverage as well as property insurance covering the building for the full replacement value and naming the ownership entity and the lender, if applicable as loss payee, and additional insured on the policy. As a precautionary measure, we may obtain, to the extent available, secondary liability insurance, pollution liability coverage as well as loss of rents insurance that covers two years rent in the event of a rental loss. Tenants will be required to provide proof of insurance by furnishing a certificate of insurance to our advisor on an annual basis. With respect to multi-tenant properties, we expect to have a variety of lease partnerships with the tenants of these properties. Since each lease is an individually negotiated contract between two or more parties, each lease will have different obligations of both the landlord and tenant. Many large national tenants have standard lease forms that generally do not vary from property to property. We will have limited ability to revise the terms of leases to those tenants.

A majority of our acquisitions have lease terms of ten years or longer at the time of the property acquisition. As of March 31, 2019, the weighted average remaining lease term of our properties was 12.0 years. We have acquired and may continue to acquire properties under which the lease term is in progress and has a partial term remaining. We also may acquire properties with shorter lease terms if the property is in an attractive location, difficult to replace, or has other significant favorable real estate attributes. Under most commercial leases, tenants are obligated to pay a predetermined annual base rent. Some of the leases also will contain provisions that increase the amount of base rent payable at certain points during the lease term. In general, we will not permit leases to be assigned or subleased without our prior written consent. If we do not consent to an assignment or sublease, the original tenant generally will remain fully liable under the lease, unless we release that tenant from its obligations under the lease.

Investment Decisions

In evaluating and presenting investments for approval, CVREIT Advisor, to the extent such information is available, considers and provides to our board of directors, with respect to each property, the following:

•	proposed purchase price, terms and conditions;

•	physical condition, age, curb appeal and environmental reports;

•	location, visibility and access;

•	historical financial performance;

•	tenant rent roll and tenant creditworthiness;

•

lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal, expansion, termination, purchase options, exclusive and permitted uses provisions, assignment and sublease provisions, and co-tenancy requirements;

•	local market economic conditions, demographics and population growth patterns;

•	neighboring properties; and

•	potential for new property construction in the area.

Investing in and Originating Loans

We have and may continue to originate real estate loans. Our criteria for investing in loans are substantially the same as those involved in our investment in properties. We may originate or invest in real estate loans including, but not limited to, investments in first, second and third mortgage loans, wrap-around mortgage loans, construction mortgage loans on real property, preferred equity loans, and loans on leasehold interest mortgages. We also may invest in participations in mortgage, bridge or mezzanine loans. Further, we may invest in unsecured loans or loans secured by assets other than real estate; however, we will not make unsecured loans or loans not secured by mortgages unless such loans are approved by a majority of our independent directors. A bridge loan is short-term financing for an individual or business, until permanent or the next stage of financing, can be obtained. A mezzanine loan is a loan made in respect of certain real property that is secured by a lien on the ownership interests of the entity that, directly or indirectly, owns the real property. These loans would be subordinate to the mortgage loans directly on the underlying property.

Our underwriting process typically involves comprehensive financial, structural, operational and legal due diligence. We do not require an appraisal of the underlying property from a certified independent appraiser or for an investment in mortgage, bridge or mezzanine loans, except for investments in transactions with our directors, our advisor or any of their affiliates. For each such appraisal obtained, we will maintain a copy of such appraisal in our records for at least five years and will make it available during normal business hours for inspection and duplication by any stockholder at such stockholder’s expense. In addition, we will seek to obtain a customary lender’s title insurance policy or commitment as to the priority of the mortgage or condition of the title.

We will not make or invest in mortgage, bridge or mezzanine loans on any one property if the aggregate amount of all mortgage, bridge or mezzanine loans outstanding on the property, including our borrowings, would exceed an amount equal to 85% of the appraised value of the property, as determined by our board of directors, including a majority of our independent directors, unless substantial justification exists, as determined by our board of directors, including a majority of our independent directors. Our board of directors may find such justification in connection with the purchase of mortgage, bridge or mezzanine loans in cases in which it believes there is a high probability of our foreclosure upon the property in order to acquire the underlying assets and, in respect of transactions with our affiliates, in which the cost of the mortgage loan investment does not exceed the appraised value of the underlying property. Our board of directors may find such justification in connection with the purchase of mortgage, bridge or mezzanine loans that are in default where we intend to foreclose upon the property in order to acquire the underlying assets and, in respect of transactions with our affiliates, where the cost of the mortgage loan investment does not exceed the appraised value of the underlying property.

When evaluating prospective investments in and originations of real estate loans, our management and our advisor will consider factors such as the following:

•	the ratio of the total amount of debt secured by property to the value of the property by which it is secured;

•	the amount of existing debt on the property and the priority of that debt relative to our proposed investment;

•	the property’s potential for capital appreciation;

•	expected levels of rental and occupancy rates;

•	current and projected cash flow of the property;

•	the degree of liquidity of the investment;

•	the geographic location of the property;

•	the condition and use of the property;

•	the quality, experience and creditworthiness of the borrower;

•	general economic conditions in the area where the property is located; and

•	any other factors that our advisor believes are relevant.

We may originate loans from mortgage brokers or personal solicitations of suitable borrowers, or may purchase existing loans that were originated by other lenders. Our advisor will evaluate all potential loan investments to determine if the term of the loan, the security for the loan and the loan-to-value ratio meets our investment criteria and objectives. An officer, director, agent or employee of our advisor will inspect the property securing the loan, if any, during the loan approval process. We do not expect to make or invest in mortgage or mezzanine loans with a maturity of more than ten years from the date of our investment, and anticipate that most loans will have a term of five years. We do not expect to make or invest in bridge loans with a maturity of more than one year (with the right to extend the term for an additional one year) from the date of our investment. Most loans which we will consider for investment would provide for monthly payments of interest and some also may provide for principal amortization, although many loans of the nature which we will consider provide for payments of interest only and a payment of principal in full at the end of the loan term. We will not originate loans with negative amortization provisions.

Investing in Real Estate Securities

We may invest in non-majority owned securities of both publicly-traded and private companies primarily engaged in real estate businesses, including REITs and other real estate operating companies, and securities issued by pass-through entities of which substantially all of the assets consist of qualifying assets or real estate-related assets. We may purchase the common stock, preferred stock, debt, or other securities of these entities or options to acquire such securities. However, any investment in equity securities (including any preferred equity securities) must be approved by a majority of directors, including a majority of independent directors, not otherwise interested in the transaction as being fair, competitive and commercially reasonable.

Joint Ventures

We have entered into, and may enter into additional, joint ventures, partnerships and other co-ownership arrangements for the purpose of making investments. Some of the potential reasons to enter into a joint venture would be to acquire assets we could not otherwise acquire, to reduce our capital commitment to a particular asset, or to benefit from certain expertise a partner might have. In determining whether to invest in a particular joint venture, we evaluate the assets of the joint venture under the same criteria described elsewhere in this proxy statement/prospectus for the selection of our investments. In the case of a joint venture, we also evaluate the terms of the joint venture as well as the financial condition, operating capabilities and integrity of our partner or partners. We may enter into joint ventures with our directors and our advisor (or its affiliates) only if a majority of our board of directors, including a majority of our independent directors, not otherwise interested in the transaction approves the transaction as being fair and reasonable to us and on substantially the same terms and conditions as those received by the other joint venturers.

We have entered into, and may enter into additional, joint ventures in which we have a right of first refusal to purchase the co-venturer’s interest in the joint venture if the co-venturer elects to sell such interest. If the co-venturer elects to sell property held in any such joint venture, however, we may not have sufficient funds to exercise our right of first refusal to buy the other co-venturer’s interest in the property held by the joint venture. If any joint venture with an affiliated entity holds interests in more than one property, the interest in each such property may be specially allocated based upon the respective proportion of funds invested by each co-venturer in each such property.

Disposition Policies

We intend to hold each asset we acquire for an extended period of time, generally three to seven years, or for the life of CVREIT. However, circumstances may arise that could result in the earlier or later sale of some of our assets. The determination of whether an asset will be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing economic conditions, specific real estate market conditions, tax implications for our stockholders, and other factors, with a view to achieving maximum capital appreciation. We cannot assure our stockholders that this objective will be realized. The requirements for us to maintain our qualification as a REIT for federal income tax purposes also will put some limits on our ability to sell assets after short holding periods.

The selling price of a property that is net-leased will be determined in large part by the amount of rent payable under the lease and the capitalization rate applied to that rent. If a tenant has a repurchase option at a formula price, we may be limited in realizing any appreciation. In connection with sales of our properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale. The terms of payment will be affected by industry customs in the area in which the property being sold is located and the then-prevailing economic conditions.

Financing Strategies and Policies

We believe that utilizing borrowing is consistent with our objective of maximizing returns to our stockholders. Financing for acquisitions and investments may be obtained at the time an asset is acquired or an investment is made or at a later time. In addition, debt financing may be used from time to time for property improvements, tenant improvements, leasing commissions, and other working capital needs. The form of our indebtedness will vary and could be long-term or short-term, secured or unsecured, or fixed-rate or floating rate.

We will not enter into interest rate swaps or caps, or similar hedging transactions or derivative arrangements for speculative purposes, but may do so in order to manage or mitigate our interest rate risk on variable rate debt.

Pursuant to our charter, we are required to limit our aggregate borrowings to 75% of the greater of cost (or 300% of net assets) (before deducting depreciation, reserves for bad debts or other non-cash reserves) or fair market value of our gross assets, unless excess borrowing is approved by a majority of the independent directors and disclosed to stockholders in our next quarterly report along with the justification for such excess borrowing. Our board of directors has adopted a policy to further limit our aggregate borrowings to 50% of the greater of cost (before deducting depreciation, reserves for bad debts or other non-cash reserves) or fair market value of our assets, unless borrowing a greater amount is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following any such borrowing along with justification for borrowing such greater amount; provided, however, that this policy limitation does not apply to individual real estate assets or investments.

We will not borrow from our advisor, any member of our board of directors, or any of their affiliates unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction, approves the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties.

Distribution Policy

Our board of directors began authorizing and we began declaring distributions to our stockholders in July 2011, after we made our first real estate investment. The amount of distributions we pay to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for payment of distributions, our financial condition, capital expenditure requirements, annual distribution requirements needed to maintain our qualification as a REIT under the Code and restrictions imposed by our organizational documents and Maryland law.

We currently pay, and intend to continue to pay, monthly distributions to our stockholders. We currently calculate our monthly distributions on a daily record and declaration date. Because all of our operations are performed indirectly through our Operating Partnership, our ability to continue to pay distributions depends on our Operating Partnership’s ability to pay distributions to its partners, including to us. If we do not have enough cash from operations to fund distributions, we may borrow, issue additional securities or sell assets in order to fund distributions and have no limits on the amounts of distributions we may pay from such sources. In accordance with Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; or (2) cause our total assets to be less than the sum of our total liabilities plus senior liquidation preferences, if any.

To the extent that distributions to our stockholders are paid out of our current or accumulated earnings and profits, such distributions are taxable as ordinary income. To the extent that our distributions exceed our current and accumulated earnings and profits, such amounts constitute a return of capital to our stockholders for federal income tax purposes, to the extent of their basis in their stock, and thereafter will constitute capital gain. All or a portion of a distribution to stockholders may be paid from borrowings in anticipation of future cash flow and thus, constitute a return of capital to our stockholders.

The following table shows the sources of distributions paid during the years ended December 31, 2017 and December 31, 2018, and the quarter ended March 31, 2019 (in thousands except per share amounts):

	Three Months Ended March 31,		For the Year Ended December 31,
	2019		2018			2017
Distributions paid in cash—common stockholders	$7,758		$601,079	(1)		$63,082
Distributions reinvested (shares issued)	6,565		41,819			66,993

Total distributions	$14,323		$642,898			$130,075

Source of distributions:
Cash flows provided by operations (3)	$3,682	26%	$23,599		4%	$63,082	48%
Offering proceeds from issuance of common stock pursuant to the DRIP (3)	6,565	46%	41,819		7%	66,993	52%
Cash and cash equivalents—Beginning of period (3)	4,076	28%	336,500	(2)	52%	—	—
Proceeds from real estate disposals (3)	—	—	240,980		37%	—	—

Total sources	$14,323	100%	$642,898		100%	$130,075	100%

(1)	Includes a special cash distribution of $556,227,000 paid on March 16, 2018, to stockholders of record at the close of business on February 15, 2018.
(2)	Represents the cash available at the beginning of the year primarily attributable to proceeds from the disposition of certain real estate properties in 2017.
(3)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.

Changes in Investment Policies and Limitations

Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interest of the stockholders. These policies may change over time. The methods of implementing our investment objectives and strategies also may vary, as new real estate development trends emerge and new investment techniques are developed. Except to the extent that policies and investment limitations are included in our charter, our investment policies, the methods for their implementation, and our other objectives, policies and procedures may be altered by our board of directors without the approval of our stockholders.

Insurance Policies

For information on our insurance policies, see “—Description of Leases” above.

Other Policies

Subject to applicable law, our board of directors has the authority, without further stockholder approval, to cause us to issue additional authorized common stock and/or preferred stock (except that issuance of preferred stock must also be approved by a majority of our independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel) or otherwise raise capital in any manner and on terms and for the consideration it deems appropriate, including in exchange for property and/or as consideration for acquisitions. Existing stockholders will have no preemptive right to purchase additional shares issued in any future offering or other issuance of our capital stock, and any offering or issuance may cause dilution of your investment. In addition, preferred stock could have distribution, voting, liquidation and other rights and preferences that are senior to those of our common stock. We may in the future issue common stock or preferred stock in connection with acquisitions, including issuing common stock or preferred stock in exchange for property, other assets, or entities. We also may issue units of partnership interests in our operating partnership in connection with acquisitions of property or other assets or entities.

Competition in Acquiring, Leasing and Operating Properties

Conflicts of interest will exist to the extent that we may acquire, or seek to acquire, properties in the same geographic areas where properties owned by CVREIT II, or any other programs focused on healthcare assets that may be sponsored by affiliates of our advisor in the future, are located. In such a case, a conflict could arise in the acquisition or leasing of properties if we and another program sponsored by affiliates of our advisor were to compete for the same properties or tenants in negotiating leases, or a conflict could arise in connection with the resale of properties if we and another program sponsored by affiliates of our advisor were to attempt to sell similar properties at the same time. Conflicts of interest also may exist at such time as we or our affiliates, managing properties on our behalf, seek to employ developers, contractors or building managers, as well as under other circumstances. Our advisor will seek to reduce conflicts relating to the employment of developers, contractors or building managers by making prospective employees aware of all such properties seeking to employ such persons. In addition, our advisor will seek to reduce conflicts that may arise with respect to properties available for sale or rent by making prospective purchasers or tenants aware of all properties. However, these conflicts cannot be fully avoided in that there may be established differing compensation arrangements for employees at different properties or differing terms for resales or leasing of the various properties.

Legal Proceedings

From time to time, we are party to legal proceedings, which arise in the ordinary course of our business. We are not currently involved in any legal proceedings of which we are not covered by our liability insurance or the outcome is reasonably likely to have a material impact on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

Government Regulations

Our business is subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently.

We and any operating subsidiaries that we may form may be subject to state and local tax in states and localities in which they or we do business or own property. The tax treatment of us, our operating partnership, any operating subsidiaries we may form and the holders of our shares in local jurisdictions may differ from our federal income tax treatment.

Americans with Disabilities Act

Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Complying with the ADA requirements could require us to remove access barriers. Failing to comply could result in the imposition of fines by the federal government or an award of damages to private litigants. Although we acquire properties that substantially comply with these requirements, we may incur additional costs to comply with the ADA. In addition, a number of additional federal, state and local laws may require us to modify any properties we purchase, or may restrict further renovations thereof, with respect to access by disabled persons. Additional legislation could impose financial obligations or restrictions with respect to access by disabled persons. Although we believe that these costs will not have a material adverse effect on us, if required changes involve a greater amount of expenditures than we currently anticipate, our ability to make expected distributions could be adversely affected.

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the costs of removing or remediating hazardous or toxic substances. These laws often impose clean-up responsibility and liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of the hazardous or toxic substances. The costs of investigating, removing or remediating these substances may be substantial, and the presence of these substances may adversely affect our ability to rent properties or sell the property or to borrow using the property as collateral and may expose us to liability resulting from any release of or exposure to these substances. If we arrange for the disposal or treatment of hazardous or toxic substances at another location, we may be liable for the costs of removing or remediating these substances at the disposal or treatment facility, whether or not the facility is owned or operated by us. We may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site that we own or operate. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances.

1940 Act

We intend to operate in such a manner that we will not be subject to regulation under the 1940 Act. We will continually review our investment activity to attempt to ensure that we do not come within the application of the 1940 Act. Among other things, our advisor will attempt to monitor the proportion of our portfolio that is placed in various investments so that we do not come within the definition of an “investment company” under the 1940 Act. If at any time the character of our investments could cause us to be deemed as an investment company for purposes of the 1940 Act, we will take all necessary actions to attempt to ensure that we are not deemed to be an “investment company.”

Segment Data

During the year ended December 31, 2018, we completed the disposition of all our data center properties. As a result, we no longer have a data centers segment, and, therefore, operate in one reportable healthcare segment as of March 31, 2019.

Concentration of Credit Risk and Significant Leases

As of March 31, 2019, the Company had cash on deposit, including restricted cash, in certain financial institutions that had deposits in excess of current federally insured levels. The Company limits its cash investments to financial institutions with high credit standings; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits. To date, the Company has experienced no loss of or lack of access to cash in its accounts.

As of March 31, 2019, the Company owned real estate investments in 32 metropolitan statistical areas, or MSAs, two of which accounted for 10.0% or more of revenue from continuing operations. Real estate investments located in the Houston-The Woodlands-Sugar Land, Texas MSA and the San Antonio-New Braunfels, Texas MSA accounted for an aggregate of 17.6% and 12.1%, respectively, of revenue from continuing operations for the three months ended March 31, 2019.

As of March 31, 2019, the Company had three exposures to tenant concentration that accounted for 10.0% or more of revenue from continuing operations. The leases with Post Acute Medical, LLC, Board of Regents of the University of Texas System and 21st Century Oncology, Inc. accounted for 17.2%, 16.9% and 10.7%, respectively, of revenue from continuing operations for the three months ended March 31, 2019.

Real Estate Portfolio

The following table shows the property statistics of our real estate portfolio as of March 31, 2019:

Property	MSA/µSA	Segment	Date Acquired	Contract Purchase Price (2)	Physical Occupancy	Total Leased Square Feet	Encumbrances, $ (in thousands) (1)
St. Louis Surgical Center	St. Louis, MO-IL	Healthcare	02/09/2012	$8,470,000	100.0%	21,823	(1)
Stonegate Medical Center	Austin-Round Rock, TX	Healthcare	03/30/2012	9,100,000	66.8%	18,275	(1)
HPI Integrated Medical Facility	Oklahoma City, OK	Healthcare	06/28/2012	9,274,000	100.0%	34,970	(1)
Baylor Medical Center	Dallas-Ft. Worth- Arlington, TX	Healthcare	08/29/2012	31,000,000	100.0%	62,390	17,819
Vibra Denver Hospital	Denver-Aurora- Lakewood, CO	Healthcare	09/28/2012	18,733,000	100.0%	131,210	(1)
Vibra New Bedford Hospital	Providence-Warwick, RI-MA	Healthcare	10/22/2012	26,067,000	100.0%	70,657	(1)
Houston Surgery Center	Houston-The Woodlands- Sugar Land, TX	Healthcare	11/28/2012	4,700,000	100.0%	14,000	(1)
Akron General Medical Center	Akron, OH	Healthcare	12/28/2012	40,000,000	100.0%	98,705	(1)
Grapevine Hospital	Dallas-Ft. Worth- Arlington, TX	Healthcare	02/25/2013	23,000,000	100.0%	61,400	—
Wilkes-Barre Healthcare Facility	Scranton-Wilkes- Barre-Hazleton, PA	Healthcare	05/31/2013	4,375,000	100.0%	15,996	(1)
Fresenius Healthcare Facility	Elkhart-Goshen, IN	Healthcare	06/11/2013	4,640,000	100.0%	15,462	(1)
Physicians’ Specialty Hospital	Fayetteville-Springdale- Rogers, AR-MO	Healthcare	06/28/2013	22,625,000	100.0%	55,740	(1)
Christus Cabrini Surgery Center	Alexandria, LA	Healthcare	07/31/2013	4,700,000	100.0%	15,600	(1)
Valley Baptist Wellness Center	Brownsville-Harlingen, TX	Healthcare	08/16/2013	10,283,000	100.0%	38,111	—
Akron General Integrated Medical Facility	Akron, OH	Healthcare	08/23/2013	9,681,000	100.0%	38,564	(1)
Legent Orthopedic and Spine Hospital	San Antonio-New Braunfels, TX	Healthcare	08/29/2013	32,166,500	100.0%	82,316	—
Post Acute/Warm Springs Rehab Hospital of Westover Hills	San Antonio-New Braunfels, TX	Healthcare	09/06/2013	22,038,000	100.0%	50,000	(1)
Warm Springs Rehabilitation Hospital	San Antonio-New Braunfels, TX	Healthcare	11/27/2013	25,755,000	100.0%	113,136	(1)
Lubbock Heart Hospital	Lubbock, TX	Healthcare	12/20/2013	40,000,000	100.0%	102,143	—
Walnut Hill Medical Center	Dallas-Ft. Worth- Arlington, TX	Healthcare	02/25/2014	99,423,000	—	—	—
Cypress Pointe Surgical Hospital	Hammond, LA	Healthcare	03/14/2014	25,200,000	100.0%	63,000	(1)
UTMB Health Clear Lake Campus	Houston-The Woodlands- Sugar Land, TX	Healthcare	07/11/2014	198,000,000	100.0%	373,070	—
Rhode Island Rehabilitation Healthcare Facility	Providence-Warwick, RI-MA	Healthcare	08/28/2014	10,056,200	100.0%	92,944	(1)
Select Medical-Akron	Akron, OH	Healthcare	08/29/2014	27,675,946	100.0%	54,000	(1)
Select Medical-Frisco	Dallas-Ft. Worth-Arlington, TX	Healthcare	08/29/2014	20,656,793	100.0%	45,500	(1)
Select Medical-Bridgeton	St. Louis, MO-IL	Healthcare	08/29/2014	32,967,261	100.0%	66,914	(1)
San Antonio Healthcare Facility	San Antonio-New Braunfels, TX	Healthcare	09/12/2014	2,745,044	81.3%	47,091	(1)
Dermatology Assoc-Randolph Ct.	Green Bay, WI	Healthcare	09/15/2014	2,529,918	100.0%	7,987	(1)
Dermatology Assoc-Murray St.	Green Bay, WI	Healthcare	09/15/2014	1,354,842	100.0%	4,178	(1)
Dermatology Assoc-N Lightning Dr.	Appleton, WI	Healthcare	09/15/2014	11,332,120	100.0%	7,552	(1)
Dermatology Assoc-Development Dr.	Green Bay, WI	Healthcare	09/15/2014	2,452,420	100.0%	5,838	(1)
Dermatology Assoc-York St.	Green Bay, WI	Healthcare	09/15/2014	2,830,205	100.0%	36,090	(1)
Dermatology Assoc-Scheuring Rd	Green Bay, WI	Healthcare	09/15/2014	2,494,138	100.0%	7,100	(1)
Dermatology Assoc-Riverview Dr.	Green Bay, WI	Healthcare	09/15/2014	2,452,420	100.0%	7,552	(1)

Property	MSA/µSA	Segment	Date Acquired	Contract Purchase Price (2)	Physical Occupancy	Total Leased Square Feet	Encumbrances, $ (in thousands) (1)
Dermatology Assoc-State Rd 44	Oshkosh-Neenah, WI	Healthcare	09/15/2014	997,626	100.0%	8,717	(1)
Dermatology Assoc-Green Bay Rd	Green Bay, WI	Healthcare	09/15/2014	1,895,591	100.0%	3,100	(1)
Lafayette Surgical Hospital	Lafayette, LA	Healthcare	09/19/2014	40,400,000	100.0%	73,824	(1)
Landmark Hospital of Savannah	Savannah, GA	Healthcare	01/15/2015	20,211,599	100.0%	48,184	(1)
21st Century Oncology-Yucca Valley	Riverside-San Bernardino-Ontario, CA	Healthcare	03/31/2015	5,033,100	100.0%	12,240	(1)
21st Century Oncology-Rancho Mirage	Riverside-San Bernardino-Ontario, CA	Healthcare	03/31/2015	7,146,900	100.0%	7,432	(1)
21st Century Oncology-Palm Desert	Riverside-San Bernardino-Ontario, CA	Healthcare	03/31/2015	6,417,150	100.0%	6,963	(1)
21st Century Oncology-Santa Rosa Beach	Crestview-Fort Walton Beach-Destin, FL	Healthcare	03/31/2015	4,680,763	100.0%	5,000	(1)
21st Century Oncology-Crestview	Crestview-Fort Walton Beach-Destin, FL	Healthcare	03/31/2015	3,045,013	100.0%	5,685	(1)
21st Century Oncology-Fort Walton Beach	Crestview-Fort Walton Beach-Destin, FL	Healthcare	03/31/2015	4,227,788	100.0%	9,017	(1)
21st Century Oncology-Bradenton (3)	North Port-Sarasota-Bradenton, FL	Healthcare	03/31/2015	3,976,197	—	—	—
21st Century Oncology-Fort Myers I	Cape Coral-Fort Myers, FL	Healthcare	03/31/2015	3,900,638	100.0%	32,148	(1)
21st Century Oncology-Fort Myers II	Cape Coral-Fort Myers, FL	Healthcare	03/31/2015	19,805,163	100.0%	47,089	(1)
21st Century Oncology-Bonita Springs	Cape Coral-Fort Myers, FL	Healthcare	03/31/2015	5,762,875	100.0%	9,800	(1)
21st Century Oncology-Lehigh Acres	Cape Coral-Fort Myers, FL	Healthcare	03/31/2015	3,309,250	100.0%	5,746	(1)
21st Century Oncology-Jacksonville	Jacksonville, FL	Healthcare	03/31/2015	7,511,875	100.0%	13,082	(1)
21st Century Oncology-Frankfort	Lexington-Fayette, KY	Healthcare	03/31/2015	1,132,438	100.0%	4,000	(1)
21st Century Oncology-Las Vegas	Las Vegas-Henderson- Paradise, NV	Healthcare	03/31/2015	5,825,850	100.0%	6,963	(1)
21st Century Oncology-Henderson	Las Vegas-Henderson- Paradise, NV	Healthcare	03/31/2015	3,309,250	100.0%	6,685	(1)
21st Century Oncology-Fairlea	Hagerstown-Martinsburg, MD-WV	Healthcare	03/31/2015	2,151,638	100.0%	5,200	(1)
21st Century Oncology-El Segundo	Los Angeles-Long Beach-Anaheim, CA	Healthcare	04/20/2015	10,682,713	100.0%	12,163	(1)
21st Century Oncology-Lakewood Ranch	North Port-Sarasota-Bradenton, FL	Healthcare	04/20/2015	10,200,254	100.0%	10,919	(1)
Post Acute Medical-Victoria I	Victoria, TX	Healthcare	05/23/2016	13,107,257	100.0%	34,297	(1)
Post Acute Medical-Victoria II	Victoria, TX	Healthcare	05/23/2016	13,311,759	100.0%	28,752	(1)
Post Acute Medical-New Braunfels	San Antonio-New Braunfels, TX	Healthcare	05/23/2016	13,185,074	100.0%	27,971	(1)
Post Acute Medical-Covington	New Orleans-Metairie, LA	Healthcare	05/23/2016	18,136,283	100.0%	43,250	(1)
Post Acute Medical-Hammond	Hammond, LA	Healthcare	05/23/2016	13,259,627	100.0%	23,835	(1)

				$1,031,401,478		2,351,376	$17,819

(1)

Property is under the unsecured credit facility’s unencumbered pool availability. As of March 31, 2019, 53 commercial properties were under the unsecured credit facility’s unencumbered pool availability and we had $218,000,000 principal amount outstanding thereunder. 17 of the 18 properties in the 21st Century Oncology Portfolio are under the unsecured credit facility’s unencumbered pool availability.

(2)	Contract purchase price excludes acquisition fees and costs.
(3)	21st Century Oncology—Bradenton was sold on May 16, 2019 for an aggregate consideration of $1,050,000.

Executive Compensation

Compensation of CVREIT’s Executive Officers

We have no employees. Our executive officers do not receive compensation directly from us for services rendered to us, and we do not intend to pay any compensation directly to our executive officers. As a result, we do not have, and our board of directors has not considered, a compensation policy or program for our executive officers. In addition, our board of directors believes that it is appropriate for our board not to have a standing compensation committee based upon the fact that our executive officers, including our principal financial officer, and non-independent directors do not receive compensation directly from us for services rendered to us, and we do not intend to pay any compensation directly to our executive officers or non-independent directors.

Our executive officers are also officers of our advisor, and its affiliates, including Carter Validus Real Estate Management Services, LLC, our property manager, and are compensated by these entities, in part, for their services to us. We pay fees to such entities under our advisory agreement and our property management and leasing agreement. We also reimburse our advisor for its provision of administrative services, including related personnel costs, subject to certain limitations.

Compensation of CVREIT’s Directors

Directors who are also officers or employees of our advisor or their affiliates (Messrs. Carter and Garcia) do not receive any special or additional remuneration for service on the board of directors or any of its committees. Each non-employee director receives compensation for service on the board of directors and any of its committees as provided below:

•	an annual retainer of $40,000;

•	an additional retainer of $60,000 for the special committee board members;

•

an additional annual retainer of $10,000 to the chairman of the audit committee (the additional annual retainer to the chairman of the audit committee increased from $7,500 to $10,000, effective September 1, 2018);

•	$2,000 for each board meeting attended in person;

•	$2,000 for each committee meeting attended in person ($2,500 for attendance by the chairperson of the audit committee at each meeting of the audit committee);

•	$500 per board or committee meeting attended by telephone conference; and

•

in the event that there is a meeting of the board of directors and one or more committees on a single day, the fees paid to each director will be limited to $2,500 per day ($3,000 per day for the chairman of the audit committee, if there is a meeting of that committee).

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

Further, we have authorized and reserved 300,000 shares of our common stock for issuance under the CVREIT 2010 Restricted Share Plan (the “CVREIT Incentive Plan”), and we granted 3,000 shares of common stock to each of our independent directors in connection with each independent director’s initial election or appointment to the board of directors. The CVREIT Incentive Plan provides for annual grants of 3,000 shares of common stock to each of our independent directors in connection with such independent director’s subsequent re-election to our board of directors, provided, such independent director is an independent director of our company during such annual period. Restricted stock issued to our independent directors will vest over a four-year period following the first anniversary of the date of grant in increments of 25% per annum.

The following table sets forth certain information with respect to our director compensation during the fiscal year ended December 31, 2018:

Name	Fees Earned or Paid in Cash	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensations Earnings	All Other Compensation ($)		Total ($)
John E. Carter	$—	$—	$—	$—	$—	$—		$—
Mario Garcia, Jr.	$—	$—	$—	$—	$—	$1,702	(4)	$1,702
Jonathan Kuchin (1)	$93,000	$18,780	$—	$—	$—	$13,526	(5)	$125,306
Randall Greene (2)	$80,500	$18,780	$—	$—	$—	$3,649	(6)	$102,929
Ronald Rayevich (3)	$62,000	$18,780	$—	$—	$—	$5,135	(7)	$85,915

(1)

On July 20, 2018, Jonathan Kuchin was awarded 3,000 restricted shares of common stock in connection with his re-election to the board of directors. The grant date fair value of the stock was $6.26 per share for an aggregate amount of $18,780. As of December 31, 2018, all of the 3,000 shares of common stock remain unvested.

(2)

On July 20, 2018, Randall Greene was awarded 3,000 restricted shares of common stock in connection with his re-election to the board of directors. The grant date fair value of the stock was $6.26 per share for an aggregate amount of $18,780. As of December 31, 2018, all of the 3,000 shares of common stock remain unvested.

(3)

On July 20, 2018, Ronald Rayevich was awarded 3,000 restricted shares of common stock in connection with his re-election to the board of directors. The grant date fair value of the stock was $6.26 per share for an aggregate amount of $18,780. As of December 31, 2018, all of the 3,000 shares of common stock remain unvested.

(4)	Amount represents reimbursement of travel expenses incurred by directors to attend various director meetings.
(5)

Of this amount, $3,079 reflects the dollar value of distributions paid in connection with the stock awards granted to our independent directors and $10,447 represents reimbursement of travel and other expenses incurred by directors to attend various director meetings.

(6)

Of this amount, $3,066 reflects the dollar value of distributions paid in connection with the stock awards granted to our independent directors and $583 represents reimbursement of other expenses incurred by directors to attend various director meetings.

(7)

Of this amount, $3,275 reflects the dollar value of distributions paid in connection with the stock awards granted to our independent directors and $1,860 represents reimbursement of travel and other expenses incurred by directors to attend various director meetings.

Compensation Committee Interlocks and Insider Participation

The CVREIT Board does not currently have a compensation committee because CVREIT does not pay, nor does it plan to pay, any compensation to its officers. There are no interlocks or insider participation as to compensation decisions required to be disclosed pursuant to SEC regulations.

Securities Authorized for Issuance Under Equity Compensation Plans and Unregistered Sales of Equity Securities

We adopted the CVREIT Incentive Plan, pursuant to which our board of directors has the authority to grant restricted or deferred stock awards to persons eligible under the plan. The maximum number of shares of our common stock that may be issued pursuant to the CVREIT Incentive Plan is 300,000, subject to adjustment under specified circumstances. The following table provides information regarding the CVREIT Incentive Plan as of December 31, 2018:

Plan Category	Number of Securities to Be Issued upon Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders (1)	—	—	222,000
Equity compensation plans not approved by security holders	—	—	—

Total	—	—	222,000

(1)

On July 20, 2018, we granted 3,000 restricted shares of common stock to each of our independent directors in connection with such director’s re-election to our board of directors. The fair value of each share of our restricted common stock was estimated at the date of grant at $6.26 per share. As of December 31, 2018, we had issued an aggregate of 78,000 shares of restricted stock to our independent directors in connection with their appointment or re-election to our board of directors. Restricted stock issued to our independent directors vests over a four-year period following the first anniversary of the date of grant in increments of 25% per annum.

The shares described above were not registered under the Securities Act and were issued in reliance on Section 4(a)(2) of the Securities Act.

Beneficial Ownership of Equity Securities

The following table sets forth information as of June 13, 2019 regarding the beneficial ownership of our common stock by each person known by us to own 5.0% or more of the outstanding shares of common stock, each of our directors, and each named executive officer, and our directors and executive officers as a group. The percentage of beneficial ownership is calculated based on 179,238,480 shares of common stock outstanding as of June 13, 2019.

Name of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned (2)	Percentage
Carter/Validus REIT Investment Management Company, LLC	20,000	*
Directors
John E. Carter	(3)	*
Mario Garcia, Jr.	(4)	*
Jonathan Kuchin (5)	32,817	*
Randall Greene (5)	35,905	*
Ronald Rayevich (5)	27,000	*
Executive Officers
Michael A. Seton	(6)	*
Kay C. Neely	(7)	*

All officers and directors as a group (7 persons)	115,722	*

*	Represents less than 1% of the outstanding common stock.
(1)	The address of each beneficial owner listed is c/o Carter Validus Mission Critical REIT, Inc., 4890 W. Kennedy Blvd., Suite 650, Tampa, Florida 33609.

(2)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group which may be exercised within 60 days following March 18, 2019. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)

Mr. Carter is Executive Chairman of Carter/Validus REIT Investment Management Company, LLC, which directly owns 20,000 shares of common stock in our company. Mr. Carter disclaims beneficial ownership of the shares held by Carter/Validus REIT Investment Management Company, LLC, except to the extent of his pecuniary interest.

(4)

Mr. Garcia, Jr. directly or indirectly controls Carter/Validus REIT Investment Management Company, LLC, which directly owns 20,000 shares of common stock in our company. Mr. Garcia, Jr. disclaims beneficial ownership of the shares held by Carter/Validus REIT Investment Management Company, LLC, except to the extent of his pecuniary interest.

(5)	Represents restricted shares of our common stock issued to the beneficial owner in connection with his initial election and his subsequent election to the board of directors.
(6)

Mr. Seton is the Chief Executive Officer of Carter/Validus REIT Investment Management Company, LLC, which directly owns 20,000 shares of common stock in our company. Mr. Seton disclaims beneficial ownership of the shares held by Carter/Validus REIT Investment Management Company, LLC, except to the extent of his pecuniary interest.

(7)

Ms. Neely is the Chief Financial Officer of Carter/Validus REIT Investment Management Company, LLC, which directly owns 20,000 shares of common stock in our company. Ms. Neely disclaims beneficial ownership of the shares held by Carter/Validus REIT Investment Management Company, except to the extent of her pecuniary interest.

Certain Relationships and Related-Party Transactions

We have no direct employees. Substantially all of our business is managed by CVREIT Advisor. The employees of CVREIT Advisor and other affiliates provide services to us related to acquisitions, property management, asset management, accounting, investor relations and all other administrative services.

Each of our executive officers and our non-independent directors, Messrs. Carter and Garcia, is affiliated with our advisor and its affiliates. In addition, each of our executive officers also serves as an officer of our advisor, our property manager and/or other affiliated entities.

Carter/Validus REIT Investment Management Company, LLC, or our sponsor, owns a 75% managing member interest in our advisor. Strategic Capital Management Holdings, LLC, which is wholly owned by Validus/Strategic Capital, LLC and is the indirect owner of Strategic Capital Advisory Services, LLC, and SC Distributors, LLC, owns a 25% non-managing member interest in our advisor. Our sponsor is directly or indirectly controlled by Messrs. Seton, Carter and Garcia, Jr. and Ms. Neely, as they, along with others who are not our executive officers or directors, are members and/or executive officers of our sponsor.

Asset Management Fees

We pay our advisor an annual asset management fee of 0.85% of the aggregate asset value, plus costs and expenses incurred by the Advisor in providing asset management services. The fee is payable monthly in an amount equal to 0.07083% of the aggregate asset value as of the last day of the immediately preceding month.

Operating Expenses

We reimburse our advisor for all expenses it paid or incurred in connection with the services provided to us, subject to certain limitations. We will not reimburse our advisor for personnel costs in connection with services for which our advisor receives an acquisition fee or a disposition fee.

Property Management Fees

We pay Carter Validus Real Estate Management Services, LLC, or the Property Manager, leasing and property management fees for our properties. Such fees equal 3.0% of monthly gross revenues from single-tenant properties and 4.0% of monthly gross revenues from multi-tenant properties. We reimburse the Property Manager and its affiliates for property-level expenses that any of them pay or incur on our behalf, including certain salaries, bonuses and benefits of persons employed by the Property Manager and its affiliates, except for the salaries, bonuses and benefits of persons who also serve as one of our executive officers. The Property Manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If we contract directly with third parties for such services at customary market fees, we may pay the Property Manager an oversight fee equal to 1.0% of the gross revenues of the property managed. In no event will we pay the Property Manager, our advisor or its affiliates both a property management fee and an oversight fee with respect to any particular property.

Leasing Commission Fees

We pay the Property Manager a separate fee for the one-time initial rent-up, lease renewals or leasing-up of newly constructed properties. Leasing commissions are capitalized in other assets, net, in the accompanying consolidated balance sheets and amortized over the term of the related lease.

Construction Management Fees

For acting as general contractor and/or construction manager to supervise or coordinate projects or to provide major repairs or rehabilitation on our properties, we may pay the Property Manager up to 5.0% of the cost of the projects, repairs and/or rehabilitation, as applicable, or construction management fees.

Disposition Fees

If our advisor or its affiliates provides a substantial amount of services, as determined by a majority of our independent directors, in connection with the sale of one or more assets, a merger with a change of control of us or a sale of the Company, we will pay our advisor a disposition fee equal to an amount of up to the lesser of 0.5% of the transaction price and one-half of the fees paid in the aggregate to third party brokers and/or investment bankers for such transaction. In no event will the combined real estate commission paid to our advisor, its affiliates and unaffiliated third parties exceed 6.0% of the contract sales price or a “competitive disposition fee,” as defined in the advisory agreement.

Subordinated Participation in Net Sale Proceeds

After investors have received a return of their net capital contributions and an 8.0% cumulative non-compounded annual return, then our advisor is entitled to receive 15.0% of the remaining net sale proceeds, or a subordinated participation in net sale proceeds. As of March 31, 2019, we had not incurred a subordinated participation in net sale proceeds to our advisor or its affiliates.

Subordinated Incentive Listing Fee

Upon the listing of our common stock on a national securities exchange, we would pay our advisor a subordinated incentive listing fee equal to 15.0% of the amount by which the market value of our outstanding stock plus all distributions paid by us prior to listing exceeds the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 8.0% cumulative, non-compounded annual return to investors, or a subordinated incentive listing fee. As of March 31, 2019, we had not incurred a subordinated incentive listing fee to our advisor or its affiliates.

Subordinated Distribution Upon Termination Fee

Upon termination or non-renewal of the advisory agreement, with or without cause, our advisor will be entitled to receive distributions from the Operating Partnership equal to 15.0% of the amount by which the sum of our adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an annual 8.0% cumulative, non-compounded return to investors. In addition, our advisor may elect to defer its right to receive a subordinated distribution upon termination until either shares of our common stock are listed and traded on a national securities exchange or another liquidity event occurs. As of March 31, 2019, we had not incurred any subordinated distribution upon termination fees to our advisor or its affiliates.

The following table details amounts incurred for the three months ended March 31, 2019 and 2018 in connection with the Company’s related parties transactions described above (amounts in thousands):

		Incurred
		Three Months Ended March 31,
Fee	Entity	2019	2018
Asset management fees	Carter/Validus Advisors, LLC and its affiliates	$2,404	$2,653
Operating expense reimbursement	Carter/Validus Advisors, LLC and its affiliates	477	355
Disposition fees	Carter/Validus Advisors, LLC and its affiliates	—	713
Property management fees	Carter Validus Real Estate Management Services, LLC	469	751
Leasing commission fees	Carter Validus Real Estate Management Services, LLC	347	—
Construction management fees	Carter Validus Real Estate Management Services, LLC	—	67

Total		$3,697	$4,539

The following table details amounts payable to affiliates as of March 31, 2019 and December 31, 2018 in connection with the Company’s related parties transactions described above (amounts in thousands):

		Payable
Fee	Entity	March 31, 2019	December 31, 2018
Asset management fees	Carter/Validus Advisors, LLC and its affiliates	$802	$801
Operating expense reimbursement	Carter/Validus Advisors, LLC and its affiliates	142	281
Property management fees (1)	Carter Validus Real Estate Management Services, LLC	193	181
Leasing commission fees	Carter Validus Real Estate Management Services, LLC	407	60
Construction management fees	Carter Validus Real Estate Management Services, LLC	6	6

Total		$1,550	$1,329

(1)	In addition, the Company had $12,000 due to affiliates included in liabilities of discontinued operations on the condensed consolidated balance sheets as of March 31, 2019 and December 31, 2018.

Approval of Related Party Transactions

The CVREIT Board, including CVREIT’s independent directors, has examined the material terms, factors and circumstances surrounding the transactions and arrangements described above. On the basis of such examination, CVREIT Board, including CVREIT’s independent directors, has determined that such transactions are fair and reasonable to CVREIT and on terms and conditions not less favorable to CVREIT than those available from unaffiliated parties.

Conflicts of Interest

CVREIT is subject to potential conflicts of interest arising out of its relationship with CVREIT Advisor and its affiliates. These conflicts may relate to compensation arrangements, the allocation of investment opportunities, the terms and conditions on which various transactions might be entered into by CVREIT and CVREIT Advisor or its affiliates and other situations in which CVREIT’s interests may differ from those of CVREIT Advisor or its affiliates. CVREIT has adopted the procedures set forth below to address these potential conflicts of interest. See “ —Carter Validus Mission Critical REIT II, Inc. and REIT Merger Sub—Certain Relationships and Related-Party Transactions—Conflicts of Interest—Certain Conflict Resolution Procedures” above for information on the investment allocation policy with CVREIT II and any other programs sponsored by an affiliate of CVREIT Sponsor.

Independent Directors

Our independent directors, acting as a group, will resolve potential conflicts of interest whenever they determine that the exercise of independent judgment by the CVREIT Board or CVREIT Advisor or its affiliates could reasonably be compromised. However, the independent directors may not take any action which, under Maryland law, must be taken by the entire board or which is otherwise not within their authority. The independent directors, as a group, are authorized to retain their own legal and financial advisors. Among the matters CVREIT expects the independent directors to review and act upon are:

•	the continuation, renewal or enforcement of our agreements with CVREIT Advisor and its affiliates, including the advisory agreement;

•	transactions with affiliates, including our directors and officers;

•	awards under the CVREIT Incentive Plan; and

•	pursuit of a potential liquidity event.

Term of Advisory Agreement

The advisory agreement with CVREIT has a one-year term and may be renewed for an unlimited number of successive one-year periods. Our directors will evaluate the performance of CVREIT Advisor before renewing the advisory agreement, and the criteria used in such evaluation will be reflected in the minutes of the meeting of our board of directors. Our board of directors, including all of our independent directors, will approve the renewal of the advisory agreement with CVREIT Advisor, based upon an evaluation of (i) CVREIT’s performance to date; (ii) the expenses incurred by us in light of our investment performance, net assets and net income; (iii) the compensation paid to CVREIT Advisor in relation to the nature and quality of services performed (and such compensation being within the limits prescribed by our charter); (iv) the amount of the fees paid to CVREIT Advisor in relation to the size, composition and performance of our portfolio; (v) the success of CVREIT Advisor in generating opportunities that meet our investment objectives; (vi) rates charged to other unaffiliated real estate investment trusts and to investors other than real estate investment trusts by advisors performing the same or similar services; (vii) the performance of our portfolio, including income, conservation or appreciation of capital, frequency of problem investments; and (viii) the quality of CVREIT’s portfolio relative to the investments generated by CVREIT Advisor for its own account.

Director Independence

As required by our charter, a majority of the members of our board of directors must qualify as “independent directors” as affirmatively determined by the board of directors. Our board of directors consults with our legal counsel and counsel to the independent directors, as applicable, to ensure that our board of directors’ determinations are consistent with our charter and applicable securities and other laws and regulations regarding the definition of “independent director.”

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and the Company, our senior management and our independent registered public accounting firm, the board has determined that Jon Kuchin, Randy Greene, and Ronald Rayevich, who comprise a majority of our board, qualify as independent directors. A copy of our independent director definition, which is contained in our charter and complies with the requirements of the NASAA REIT Guidelines, which is included below. Although our shares are not listed for trading on any national securities exchange, our independent directors also meet the current independence and qualifications requirements of the New York Stock Exchange.

Article IV of our charter defines an independent director as follows:

Independent Director. The term “Independent Director” shall mean a Director who is not on the date of determination, and within the last two years from the date of determination has not been, directly or indirectly associated with the Sponsor or the Advisor by virtue of (i) ownership of an interest in the Sponsor, the Advisor or any of their Affiliates, (ii) employment by the Sponsor, the Advisor or any of their Affiliates, (iii) service as an officer or director of the Sponsor, the Advisor or any of their Affiliates, (iv) performance of services, other than as a Director, for the Corporation, (v) service as a director or trustee of more than three REITs organized by the Sponsor or advised by the Advisor or (vi) maintenance of a material business or professional relationship with the Sponsor, the Advisor or any of their Affiliates. A business or professional relationship is considered “material” if the aggregate gross income derived by the Director from the Sponsor, the Advisor and their Affiliates exceeds five percent of either the Director’s annual gross income during either of the last two years or the Director’s net worth on a fair market value basis. An indirect association with the Sponsor or the Advisor shall include circumstances in which a Director’s spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in-law or brother- or sister-in-law is or has been associated with the Sponsor, the Advisor, any of their Affiliates or the Corporation.

Currently Proposed Transactions

There are no currently proposed material transactions with related persons other than those described herein.

The Combined Company

The Combined Company will retain the name “Carter Validus Mission Critical REIT II, Inc.” and will continue to be a Maryland corporation that intends to qualify as a REIT under the Code. The Combined Company will continue to focus its investment activities on acquiring mission critical net-leased properties, preferably with long-term leases, to creditworthy tenants that are primarily in the healthcare and data center sectors.

The Combined Company will own substantially all of its assets through CVREIT OP and CVREIT II OP and will be advised by CVREIT II Advisor.

The principal executive offices of the Combined Company will be 4890 West Kennedy Blvd., Suite 650, Tampa, FL 33609 and its phone number will be (813) 287-0101.

If the REIT Merger is consummated, the Combined Company will have a total enterprise value of approximately $3.2 billion and will own 146 properties in 33 states, consisting of approximately 8.4 million square feet (based on data as of December 31, 2018). On a pro forma basis, the Combined Company portfolio will be 96% leased, on a weighted average basis, with a remaining weighted average lease term of 10.4 years. Approximately 20.5% of the Combined Company portfolio assets, on a pro forma basis, will be leased to tenants and/or guarantors who have investment grade ratings or what management believes are generally equivalent ratings. In addition, no tenant will represent more than 9.9% of the contractual base rents of the Combined Company, on a pro forma basis, with the top ten tenants comprising a collective 40.8% of the contractual base rents of the Combined Company.

The following table presents a summary of the Combined Company’s portfolio metrics, on a pro forma basis, using data as of December 31, 2018:

The following table presents the Combined Company’s pro forma asset mix, upon consummation of the REIT Merger:

The following charts present the Combined Company’s tenant credit concentrations, tenant diversification and geographic diversification, on a pro forma basis upon consummation of the REIT Merger, using data as of December 31, 2018.

The following table summarizes the Combined Company’s pro forma capital structure upon consummation of the REIT Merger, using data as of December 31, 2018.

Combined Company Portfolio Information

Immediately following the REIT Merger, the properties listed in “—Carter Validus Mission Critical REIT II and REIT Merger Sub, LLC—Real Estate Portfolio” beginning on page 83 and in “—Carter Validus Mission Critical REIT, Inc.—Real Estate Portfolio” beginning on page 60 will collectively comprise the Combined Company’s portfolio.

CVREIT and CVREIT II believe the increased size and scale of the Combined Company, as well as the increased tenant and geographic diversification, will create meaningful operational and financial benefits. These benefits are expected to include reduced general and administrative expenses and asset management fees and enhanced access to the capital markets with an expected reduction of the cost of capital. The Combined Company should also be better positioned for a liquidity event in the future.

Following the consummation of the REIT Merger, management expects that the Combined Company will continue to implement CVREIT II’s current investment strategy of acquiring mission critical net-leased properties, preferably with long-term leases, to creditworthy tenants that are primarily in the healthcare and data center sectors using the following criteria:

•	assets that we determine are important to the use of our tenants, or “mission critical”;

•	leased to tenants with acceptable credit profiles;

•	leased with terms of at least seven to ten years (on average if multi-tenant building), or we believe otherwise have a strong likelihood of renewing; and

•	geographically diverse locations with good accessibility.

We consider “mission critical” properties as those properties that are essential to the successful operations of the companies within the industries in which such companies operate.

Management of the Combined Company

The following table sets forth certain information with respect to each of the persons who will serve as directors and executive officers of the Combined Company:

Name	Age	Position(s)
Michael A. Seton	47	Chief Executive Officer, President and Director
Kay C. Neely	43	Chief Financial Officer, Treasurer and Secretary
John E. Carter	59	Chairman of the Board
Robert M. Winslow	69	Director
Randall Greene	70	Independent Director
Jonathan Kuchin	67	Independent Director
Ronald Rayevich	76	Independent Director
Roger Pratt	66	Independent Director

The information presented above is as of the date hereof. There are no family relationships between any directors or executive officers, or between any director and executive officer.

Michael A. Seton has served as a director of Carter Validus Mission Critical REIT II, Inc. since July 2018, Chief Executive Officer since April 2018 and as our President since March 2015. He also has served as the Chief Executive Officer of Carter Validus Mission Critical REIT, Inc. since April 2018 and as the President of Carter Validus Mission Critical REIT, Inc. since March 2015. He also serves as Chief Executive Officer of Carter Validus Advisors II, LLC, served as Co-Chief Executive Officer from August 2015 to April 2018, and has served as the President and a member of the Investment Committee of Carter Validus Advisors II, LLC since January 2013. Mr. Seton co-founded and serves as the Chief Executive Officer of our sponsor, Carter Validus REIT Management Company II, LLC, and served as Co-Chief Executive Officer from July 2015 to April 2018 and as President since January 2013. Mr. Seton also serves as the Chief Executive Officer of Carter/Validus Advisors, LLC, served as the Co-Chief Executive Officer from August 2015 to April 2018, and has served as the President of Carter/Validus Advisors, LLC since December 2009. He co-founded and serves as Chief Executive Officer of Carter/Validus REIT Investment Management Company, LLC, served as Co-Chief Executive Officer from July 2015 to April 2018 and served as President of Carter/Validus REIT Investment Management Company, LLC since December 2009. Mr. Seton serves as the Chief Executive Officer of CV REIT Management Company, LLC and served as Co-Chief Executive Officer from October 2015 to April 2018. Mr. Seton serves as the Chief Executive Officer of CV Data Center Growth & Income Fund Manager, LLC. He also serves as Chief Executive Officer and a member of the Investment Committee of CV Data Center Growth & Income REIT Advisors, LLC. Mr. Seton also serves as Chairman of CV Data Center Real Estate Management Services, LLC. Mr. Seton has more than 20 years of real estate investment and finance experience. From December 1996 until June 2009,

Mr. Seton worked for Eurohypo AG (including its predecessor organizations) in New York, New York. At Eurohypo AG, Mr. Seton was a Managing Director and Division Head in the Originations Group, leading a team of professionals in the origination, structuring, documentation, closing and syndication of real estate financings for private developers, traded and non-traded public real estate investment trusts, and real estate operating companies. Real estate finance transactions in which Mr. Seton was involved included both on and off-balance sheet executions, including senior debt and mezzanine financings. Mr. Seton has been directly involved in over $35 billion in acquisitions and financings during his real estate career. Mr. Seton obtained a Bachelor of Science in Economics from Vanderbilt University in Nashville, Tennessee in 1994.

Kay C. Neely has served as Chief Financial Officer and Treasurer of Carter Validus Mission Critical REIT II, Inc. and Carter Validus Advisors II, LLC since September 2018, and as Secretary of Carter Validus Mission Critical REIT II, Inc. and Carter Validus Advisors II, LLC since June 2019. Ms. Neely has also served as Chief Financial Officer, Treasurer and Secretary of Carter Validus Mission Critical REIT, Inc. and Chief Financial Officer and Secretary of Carter/Validus Advisors, LLC since June 2019. Ms. Neely has also served as the Chief Financial Officer, Treasurer and Secretary of Carter Validus REIT Management Company II, LLC and Carter/Validus REIT Investment Management Company, LLC since June 2019. In addition, Ms. Neely has served as the Executive Vice President of Finance and Accounting of CV Data Center Growth & Income REIT Advisors, LLC since November 2018, and has served as President of CV Data Center Growth & Income Fund Manager, LLC and Chief Executive Officer of CV Data Center Real Estate Management Services, LLC since June 2019. Ms. Neely served as the Senior Vice President of Accounting of Carter Validus Advisors II, LLC from January 2016 through September 2018, and as the Senior Vice President of Accounting of Carter/Validus Advisors, LLC from January 2016 through June 2019, where she was responsible for the oversight of the accounting and financial reporting functions, as well as managing all accounting department personnel. Ms. Neely brings approximately 18 years of real estate accounting and operations experience. Ms. Neely began her career with KPMG LLP in 1999 as a staff accountant in the audit practice and became a manager in June 2003, serving in such capacity until June 2005. From June 2005 to January 2008, Ms. Neely was an audit senior manager with KPMG LLP, where she planned, organized, staffed and administered audit engagements for public and private entities primarily in the real estate sector, including real estate investment trusts and investment funds. From March 2010 to January 2016, Ms. Neely was Associate Director of Audit Resource Management at KPMG LLP, where she managed the daily operations and financial planning for audit practices in 10 offices located in the Southeast and Puerto Rico, which consisted of over 400 audit partners, managers and staff. Ms. Neely graduated in the top 10% of her class at Emory University, Goizueta Business School in Atlanta, Georgia in 1998 with a Bachelor in Business Administration with concentrations in Accounting and Finance. She holds a current Certified Public Accountant license in the state of Georgia.

John E. Carter has served as the Chairman of our board of directors since January 2013. Mr. Carter served as our Chief Executive Officer from January 2013 to April 2018. Mr. Carter founded and has served as the Chairman of the board of directors of Carter Validus Mission Critical REIT, Inc. since December 2009 and Chief Executive Officer of Carter Validus Mission Critical REIT, Inc. from December 2009 to April 2018. Mr. Carter also served as our President from January 2013 to March 2015 and served as President of Carter Validus Mission Critical REIT, Inc. from December 2009 to March 2015. He also serves as Executive Chairman of Carter Validus Advisors II, LLC. He has served as Chief Executive Officer from January 2013 to July 2015 and Co-Chief Executive Officer of Carter Validus Advisors II, LLC from August 2015 to April 2018, and is a member of the Investment Committee of Carter Validus Advisors II, LLC and Chief Executive Officer of Carter Validus Real Estate Management Services II, LLC since January 2013. Mr. Carter serves as Executive Chairman of our sponsor, Carter Validus REIT Management company II, LLC. He has served as Chief Executive Officer from January 2013 to July 2015 and as Co-Chief Executive Officer of Carter Validus REIT Management Company II, LLC, from July 2015 to April 2018. Mr. Carter founded and serves as Executive Chairman of Carter/Validus Advisors, LLC and has served as Chief Executive Officer from December 2009 to August 2015 and Co-Chief Executive Officer from August 2015 to April 2018, a member of the Investment Management Committee of Carter/Validus Advisors, LLC and Chief Executive Officer of Carter Validus Real Estate Management Services, LLC since December 2009. Mr. Carter founded and serves as Executive Chairman of Carter/Validus REIT

Investment Management Company, LLC and has served as Chief Executive Officer from December 2009 to July 2015 and Co-Chief Executive Officer of Carter/Validus REIT Investment Management Company from July 2015 to April 2018. Mr. Carter serves as Executive Chairman of CV REIT Management Company, LLC and served as Co-Chief Executive Officer from October 2015 to April 2018. Mr. Carter also served on the Board of Managers for Validus/Strategic Capital Partners, LLC (now Strategic Capital Management Holdings, LLC) from November 2010 to August 2014. Mr. Carter founded and serves as Chairman of the board of directors of Carter Multifamily Growth & Income Fund, LLC. He also serves as Executive Chairman and as a member of the investment committee of the advisor, Carter Multifamily Growth & Income Advisors, LLC and as Executive Chairman of the sponsor, Carter Multifamily Fund Management Company, LLC. In March 2019, Mr Carter founded and serves as Executive Chairman and member of the Investment Committee at Carter Exchange Fund Management, LLC. He also serves as Executive Chairman of CX Reagan Crossing Manager, LLC. Mr. Carter has more than 37 years of real estate experience in all aspects of leasing, asset management, acquisitions, finance, investment and corporate advisory services. Mr. Carter served as Vice Chairman and a principal of Carter & Associates, L.L.C., or Carter & Associates, one of the principals of our sponsor, from January 2000 to June 2016. Mr. Carter has served in such capacities since he merged his company, Newport Partners, LLC, or Newport Partners, to Carter & Associates in January 2000. Mr. Carter founded Newport Partners in November 1989 and grew the company into a full-service real estate firm with approximately 63 associates throughout Florida. Prior to November 1989, Mr. Carter worked for two years at Trammel Crow Company. In the early 1980s, he spent five years at Citicorp where he focused primarily on tax shelter, Industrial Revenue Bonds (IRBs) and other real estate financing transactions. He also was a founding board member of GulfShore Bank (currently Seacoast Bank), a community bank located in Tampa, Florida, serving on the Board from August 2007 until the Bank was sold in April 2017. Mr. Carter is a licensed real estate broker, a retired member of the IPA Board and Executive Committee, a member of IPA’s PAC Board and is a member of NAREIT’s Public Non-Listed REIT Council Executive Committee. Mr. Carter obtained a Bachelor’s degree in Economics with a minor in Mathematics from St. Lawrence University in Canton, New York in 1982 and a Masters in Business Administration from Harvard University in Cambridge, Massachusetts in 1989. Mr. Carter was selected to serve as a director because he has significant real estate experience in various areas. He has expansive knowledge of the real estate industry and has relationships with chief executives and other senior management at numerous real estate companies. Mr. Carter brings a unique and valuable perspective to our board of directors.

Robert M. Winslow has been a director since July 2016. He has also served as a member of the Investment Committee of Carter Validus Advisors II, LLC since January 2013. Mr. Winslow served as the Executive Vice President of Construction, Development and Special Projects of Carter Validus Advisors II, LLC from May 2015 to August 2018. Mr. Winslow also served as the Executive Vice President of Asset Management of Carter Validus Advisors II, LLC from January 2013 to May 2015. He has also served as a member of the Management Committee and Investment Committee of Carter/Validus Advisors, LLC since December 2009. Mr. Winslow also served as the Executive Vice President of Construction, Development and Special Projects of Carter/Validus Advisors, LLC from May 2015 to August 2018. He also served as the Executive Vice President of Asset Management of Carter/Validus Advisors, LLC from December 2009 to May 2015. He has more than 35 years of real estate experience throughout the United States. Mr. Winslow has packaged and managed more than 50 commercial investments in hotels, offices, shopping centers and industrial properties with a value exceeding $300 million. He has served as President and Chief Executive Officer of Global Building and Consulting Corporation, a multi-service residential and commercial investment company specializing in performance-oriented management of real estate assets since 1996. From 1987 to 1989, Mr. Winslow structured a joint venture with Prentiss Properties to serve as the Florida Development Manager for proposed office projects for tenants including, among others, AT&T and Loral Federal Systems. In July 1980, Mr. Winslow founded and served as managing General Partner of Global Properties, LTD through 1985. Global Properties, LTD was a full service real estate brokerage firm that grew to 120 sales associates, and was the first firm with whom Merrill Lynch Realty signed a Letter of Intent to purchase when it entered the Orlando market. Prior to founding Global Properties, LTD in 1980, Mr. Winslow served as Vice President of Winter Park Land Company, an old line private real estate holding company where he reversed two unprofitable divisions and created compatible new construction and real estate brokerage strategies. Mr. Winslow obtained a Bachelor of Arts from Rollins College in Business Administration/Economics in 1971 and an MBA in International Finance from the Roy E. Crummer Graduate School of Business at Rollins College in Winter Park, Florida in 1973. Mr. Winslow was selected to serve as a director because of his significant real estate experience and his expansive knowledge in real estate industries.

Randall Greene has been an independent director since April 2014. Mr. Greene has also served as an independent director of Carter Validus Mission Critical REIT, Inc. since July 2010. He has over 40 years of experience in real estate management, mortgage banking, construction and property development. Mr. Greene served as Vice President of Charter Mortgage Co. and as President of its subsidiary, St. John’s Management Company, from 1975 to 1977, in which he managed more than 3,500 multifamily units and 300,000 square feet of commercial and retail space throughout Florida. He also was President and Chief Executive Officer of Coastland Corporation of Florida (formerly Nasdaq: CLFL), a community developer in Florida, from 1976 to 1986, in which he supervised the development of more than 2000 acres of residential and commercial properties, the construction of more than 500 homes and a number of commercial and retail developments. From 1986 to 1993, Mr. Greene was the President and a director of Beggins/Greene, Inc., which was the principal developer of Symphony Isles, a waterfront community in Apollo Beach, Florida. From 1992 to 1995, Mr. Greene was a consultant for Eastbrokers, A.B., in which he consulted on the acquisition of hotels and commercial properties throughout Eastern Europe. Mr. Greene serves as the Director and Audit Committee Member for Carter Multifamily Growth & Income Fund since December 2017. Also, Mr. Greene currently serves as the Managing Partner and a director for Greene Capital Partners, LLC, an investment and advisory firm, and has been in this position since 1999, as well as President and a Director of ITR Capital Management, LLC, an investment management firm, positions he has held since September 2009. Mr. Greene also served as the Chief Operating Officer of the Florida Department of Environmental Protection from September 2011 through March 2015. Mr. Greene has also been an executive coach for more than 50 Tampa-area CEOs through Vistage Florida since November 2004, and currently coaches 20 CEOs. Mr. Greene was a member of the Florida Chapter of the Young Presidents’ Organization from 1980-1999 and served as Florida Chapter Chairman in 1995. He is a member of the World Presidents’ Organization, Tampa Young Presidents’ Organization Forum III, Association for Corporate Growth, Leadership Tampa Alumni, and the Financial Planning Association. Mr. Greene is also a Certified Financial Planner. He has been honored as an Outstanding Young Man of America, as an Alumnus of the Year by Phi Kappa Tau Fraternity and is a member of Florida Blue Key. Mr. Greene obtained a Bachelor’s degree, with distinction, from Eckerd College in St. Petersburg, Florida in 1986 and a Masters in Business Administration from The Wharton School, University of Pennsylvania in Philadelphia, Pennsylvania in 1988. Mr. Greene was selected to serve as a director due to his knowledge of the real estate and mortgage banking industries and his previous service as the President and Chief Executive Officer of a public company that was a community developer. Mr. Greene’s experience assists the company in managing and operating as a public company in the real estate industry.

Jonathan Kuchin has been an independent director since April 2014. Mr. Kuchin has also served as an independent director of Carter Validus Mission Critical REIT, Inc. since March 2011. Mr. Kuchin, a certified public accountant, has more than 29 years of experience in public accounting, focusing on public companies and their financial and tax issues, including initial public offerings, public financings, mergers and acquisitions, compensation issues (i.e., options, warrants, phantom stock, restricted stock), and implementation and compliance with the Sarbanes-Oxley Act of 2002, or SOX. On June 30, 2010, Mr. Kuchin retired as a tax partner from PricewaterhouseCoopers, or PwC. At retirement, he was a real estate tax partner in the New York City office, where he focused on public and private REIT clients and on SEC reporting aspects of public REITs, including accounting for income taxes and uncertainty of income taxes as well as compliance with SOX. He served in that capacity from June 2006 until his retirement date. From September 2004 to June 2006, Mr. Kuchin was a tax service partner for large corporations at PwC in the New York City office, where he focused on PwC audit clients and their issues relating to accounting for income taxes, compliance with SOX, deferred tax studies, first SEC filings and conversion to GAAP. Prior to June 2006, Mr. Kuchin served as the tax partner in charge of the PwC Seattle office and focused his practice on large public companies and the issues related to SEC filings, accounting for income taxes, SOX, and all other tax issues for public companies. In addition to his client responsibilities in Seattle, he managed the tax practice of 85 tax professionals including partners specializing in international tax, state and local tax, financial service tax and private companies. From October 1988 to July 1997, when he was admitted to the Coopers and Lybrand partnership, Mr. Kuchin held various positions with Coopers & Lybrand. Mr. Kuchin obtained a Bachelor’s degree in Business Economics from the University of California, Santa Barbara in March of 1981. Mr. Kuchin was selected to serve as an independent director because of his significant real estate experience and his expansive knowledge in the public accounting and real estate industries.

Ronald Rayevich has been an independent director since April 2014. Mr. Rayevich has also served as an independent director of Carter Validus Mission Critical REIT, Inc. since July 2010. He has been active in residential and commercial real estate and investment management since 1965. In 1995, following an early retirement, Mr. Rayevich formed Raymar Associates, Inc. and since that time has been active as a commercial real estate consultant. Recent clients include the Carlyle Realty, L.P., a Washington, DC based real estate investment arm of the Carlyle Group from 1996 to 2011 and Advance Realty, a New Jersey based real estate investment and development company (1995 through 2012 and 2015 to date), where he currently serves as a member of its Advisory Board. Mr. Rayevich spent most of his career with Prudential Insurance Company (now Prudential Financial) (1965 to 1979 and from 1985 to the end of 1994), last serving as President and COO of The Prudential Realty Group with responsibility for the management of the insurance company’s then $6.5 billion commercial real estate portfolio. From 1982 to 1985, Mr. Rayevich was Managing Director, Investment Banking, with Prudential-Bache Securities (now Wells Fargo Advisors). And from 1979 to 1982, he served as Vice President for Investments at Columbia University with management responsibility for the university’s entire endowment. Mr. Rayevich holds a BA in History from The Citadel (1964) and an MBA in Finance from Florida State University (1971). In 1997 he served as National President (now-Chairman) of NAIOP, the Commercial Real Estate Development Association. As a Director Emeritus of this 19,000-member commercial real estate association, he was the founder of its National Forums program and founding Chairman and Governor of the NAIOP Research Foundation, where he continues to be active as Chair of its Audit and Investment Committees. Since 1991 he has been a Full Member of the Urban Land Institute. He has served for 12 years (2003 - 2015) as a member of The Citadel Trust, which manages a $90 million portion of The Citadel’s endowment and was elected its Chairman for the maximum term of six years. Mr. Rayevich was selected to serve as an independent director due to his significant experience in the real estate and financial services industries and he brings valuable knowledge and insight into the real estate investment process.

Roger Pratt has been an independent director and member of the Audit Committee of Carter Validus Mission Critical REIT II, Inc. since July 2018. Mr. Pratt currently serves as Senior Advisor to the Elite International Investment Fund. Mr. Pratt was the Managing Director for Prudential Real Estate Investors (PREI) from 1995 until his retirement in 2014. In this capacity he served as a senior leader at PREI, which over the course of his 32-year career with PREI became a global real estate manager with over $50 billion in gross assets under management. Mr. Pratt served as a member of PREI’s U.S., Latin American and Global Investment and Management Committees. Mr. Pratt directed open-end, closed-end, and single client account funds, and played a leading role in raising capital from more than 100 institutional investors including public, corporate and union funds as well as foundations and endowments. As the Co-Chief Risk & Investment Officer at PREI from 2012 to 2014, Mr. Pratt developed a strategic plan for PREI’s global proprietary capital portfolio, initiated a global portfolio review process, revamped and standardized the firm’s investment committee cases, created a Global Investment Committee, and instituted a “scorecard” for new products and funds. As a US Senior Portfolio Manager at PREI from 1995 to 2011, he directed open-end, closed-end and single client funds with gross assets over $13 billion during his tenure. From 1992 to 1995, he was the Portfolio Manager, and from 1995 to 2011 the Senior Portfolio Manager, of Prudential’s enhanced core equity real estate portfolio, PRISA II. On behalf of PRISA II, he served on the board of trustees of Starwood Hotels and Resorts Worldwide, Inc. from 1997 to 1999 (NYSE:HOT). In 2003, Mr. Pratt developed and launched PRISA III, serving as its Senior Portfolio Manager until 2010. He also directed PREI’s US Single Client accounts from 1997 to 2011, and its Senior Housing platform from 2003 to 2010. Mr. Pratt began his career with the Prudential Realty Group (PRG) in 1982 as an asset manager and later served as the head of PRG’s New Jersey regional office and co-head of PRG’s national development portfolio. Mr. Pratt earned a Master’s of Regional Planning in 1976 from the University of North Carolina and a Master’s in Business Administration in 1982 as a Dean’s Scholar from the University of North Carolina. He received his B.A. as a Phi Beta Kappa graduate of the College of William and Mary in Williamsburg, Virginia in 1974. From 1976 to 1980, he served as a Community Development Planner for the State of North Carolina. Mr. Pratt serves on the Wood Center Real Estate Studies Advisory Board at the University of North Carolina, the Foundation Board of the Mason School of Business at the College of William and Mary, the Board of Directors of the Schumann Fund for New Jersey, and the Board of Directors of The George Washington University Museum and The Textile Museum in Washington, D.C. Mr. Pratt was selected to serve as an independent director because of his significant real estate and capital markets experience.

MATERIAL PROPERTIES

CVREIT Material Properties

As of December 31, 2018, CVREIT had one property and three portfolios with rental revenue equal to or greater than 10% of its total revenue or a purchase price equal to or greater than 10% of its total assets.

The following table shows the principal provisions of the lease terms for the major tenants at our wholly-owned material property and the properties within our wholly-owned material portfolios:

Property Description* (1)	Location	Date Acquired	Major Tenant (2)	Total Square Feet Leased	% of Total Square Feet Leased	Number of Renewal Options (3)	Annualized Base Rent (4)		Annualized Base Rent Per Leased Square Foot	Lease Expiration
UTMB Health Clear Lake Campus	Webster, Texas	07/11/2014	Board of Regents of the University of Texas System	373,070	100.00%	3/5 yr.	$10,259,425	(8)	$27.50	09/30/2033
Select Medical—Akron (5)	Akron, Ohio	08/29/2014	Select Specialty Hospital— Akron SHS, Inc	54,000	100.00%	3/5 yr.	$2,126,244		$39.37	05/23/2023
Select Medical—Frisco (5)	Frisco, Texas	08/29/2014	BIR, JV, LLP	45,500	100.00%	3/5 yr.	$1,556,176		$34.20	03/31/2033
Select Medical—Bridgeton (5)	Bridgeton, Missouri	08/29/2014	SSM Select Rehab St. Louis, LLC	66,914	100.00%	3/5 yr.	$2,428,252		$36.29	01/31/2027
Post Acute Medical—Victoria I (6)	Victoria, TX	05/23/2016	Warm Springs Rehabilitation Hospital of Victoria, LLC	34,297	100.00%	2/5 yr.	$1,232,300		$35.93	05/22/2036
Post Acute Medical—Victoria II (6)	Victoria, TX	05/23/2016	Post Acute Medical at Victoria, LLC	28,752	100.00%	2/5 yr.	$1,251,526		$43.53	05/22/2036
Post Acute Medical—New Braunfels (6)	New Braunfels, TX	05/23/2016	Post Acute Medical of New Braunfels, LLC	27,971	100.00%	2/5 yr.	$1,239,616		$44.32	05/22/2036
Post Acute Medical—Covington (6)	Covington, LA	05/23/2016	PAM II of Covington, LLC	43,250	100.00%	2/5 yr.	$1,705,112		$39.42	05/22/2036
Post Acute Medical—Hammond (6)	Hammond, LA	05/23/2016	Post Acute Medical at Hammond, LLC	23,835	100.00%	2/5 yr.	$1,246,625		$52.30	05/22/2036
21st Century Oncology Portfolio (7)	(5)	(5)	21st Century Oncology, Inc.	200,132	96.57%	3/5 yr.	$8,352,458		$41.73	01/15/2033

(1)	The principal nature and operations of the business of the tenants are healthcare related.
(2)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property. We believe each tenant is creditworthy.
(3)	Represents option renewal period/term of each option.
(4)	Annualized base rent is equal to the base rent as of March 31, 2019, multiplied by twelve.
(5)	Properties are included within the Select Medical Portfolio.
(6)	Properties are included within the Post Acute Medical Portfolio.
(7)	The 21st Century Oncology Portfolio consists of the following seventeen properties, which are leased to a single tenant and subject to one master lease:

Property Description	Acquisition Date	Location
21st Century Oncology-Palm Desert	03/31/2015	Palm Desert, CA
21st Century Oncology-Las Vegas	03/31/2015	Las Vegas, NV
21st Century Oncology-Santa Rosa Beach	03/31/2015	Santa Rosa Beach, FL
21st Century Oncology-Fort Walton Beach	03/31/2015	Fort Walton Beach, FL
21st Century Oncology-Henderson	03/31/2015	Henderson, NV
21st Century Oncology-Bonita Springs	03/31/2015	Bonita Springs, FL
21st Century Oncology-Frankfort	03/31/2015	Frankfort, KY
21st Century Oncology-Jacksonville	03/31/2015	Jacksonville, FL
21st Century Oncology-Yucca Valley	03/31/2015	Yucca Valley, CA
21st Century Oncology-Fort Myers I	03/31/2015	Fort Myers, FL
21st Century Oncology-Fort Myers II	03/31/2015	Fort Myers, FL
21st Century Oncology-Rancho Mirage	03/31/2015	Rancho Mirage, CA
21st Century Oncology-Crestview	03/31/2015	Crestview, FL
21st Century Oncology-Lehigh Acres	03/31/2015	Lehigh Acres, FL
21st Century Oncology-Fairlea	03/31/2015	Fairlea, WV
21st Century Oncology-El Segundo	04/20/2015	El Segundo, CA
21st Century Oncology-Lakewood Ranch	04/20/2015	Bradenton, FL

Additionally, on May 16, 2019, CVREIT disposed one of its 21st Century Oncology properties-for an aggregate consideration of $1,050,000, which was vacant as of March 31, 2019.

(8)

As of March 31, 2019, the Board of Regents of the University of Texas System was in a nine-month rent abatement period set to expire June 30, 2019. The annualized base rent is equal to the base rent as of July 1, 2019, multiplied by twelve.

*	We believe all of our properties are suitable for their present and intended purposes, and are adequately covered by insurance.

UTMB Health Clear Lake Campus

The following is a schedule of historical occupancy and annualized base rent per leased square foot since CVREIT acquired ownership of the UTMB Health Clear Lake Campus:

Year	Occupancy Rate	Annualized Base Rent Per Leased Square Foot
2014	100.0%	$45.11
2015	100.0%	$46.35
2016	100.0%	$47.63
2017	100.0%	$48.94
2018	100.0%	$27.50 (1)

(1)

On May 4, 2018, the former tenant, announced in a press release that it was closing its operations on May 10, 2018, and filing for bankruptcy in the near term. On August 13, 2018, we terminated our lease agreement with the tenant. On October 24, 2018, we entered into a lease agreement with a new tenant, the Board of Regents of the University of Texas System, or the Board of Regents, which is an affiliate of the University of Texas Medical Branch, or UTMB, to lease the UTMB Health Clear Lake Campus property. The lease agreement was effective as of October 22, 2018. The lease agreement has an initial 15-year term with three 5-year renewal terms exercisable at the option of the Board of Regents (subject to certain conditions) and provides for a fixed base rent for the first five years of the lease term that will be payable monthly, subsequent to a free-rent period from October 1, 2018 to June 30, 2019. As of March 31, 2019 and December 31, 2018, the annualized base rent per leased square foot is $27.50, which is based on annualized base rent as of July 1, 2019, multiplied by twelve.

Select Medical Portfolio

The following is a schedule of historical occupancy and annualized base rent per leased square foot since CVREIT acquired ownership of the Select Medical Portfolio:

Year	Occupancy Rate	Annualized Base Rent Per Leased Square Foot
2014	100.0%	$33.93
2015	100.0%	$34.15
2016	100.0%	$34.38
2017	100.0%	$34.83
2018	100.0%	$36.47

Post Acute Medical Portfolio

The following is a schedule of historical occupancy and annualized base rent per leased square foot since CVREIT acquired ownership of the Post Acute Medical Portfolio:

Year	Occupancy Rate	Annualized Base Rent Per Leased Square Foot
2016	100.0%	$40.58
2017	100.0%	$41.39
2018	100.0%	$42.22

21st Century Oncology Portfolio

The following is a schedule of historical occupancy and annualized base rent per leased square foot since CVREIT acquired ownership of the 21st Century Oncology Portfolio:

Year	Occupancy Rate	Annualized Base Rent Per Leased Square Foot (1)
2015	100.0%	$41.74
2016	100.0%	$41.95
2017	100.0%	$42.93
2018	96.6%	$41.25

(1)	Based on properties owned as of March 31, 2019.

Depreciable Tax Basis

For federal income tax purposes, we depreciate land improvements and building and building improvements on a straight-line basis based upon an estimated useful life of 20 and 40 years, respectively. We depreciate cost segregation personal property using the Modified Accelerated Cost Recovery System, or MACRS, over five years. The depreciable basis in the material properties, as of March 31, 2019, is as follows:

Property Description	Depreciable Tax Basis
UTMB Health Clear Lake Campus (1)	$319,194,000
Select Medical Portfolio (2)	$80,871,000
21st Century Oncology Portfolio (3)	$92,673,000
Post Acute Medical Portfolio (4)	$66,549,000

(1)

For federal income tax purposes, we depreciate building and building improvements, land improvements and cost segregation property using MACRS over 39, 15 and 5 years, respectively. The current real estate tax rate for UTMB Health Clear Lake Campus is $21.50 per $1,000.00 of assessed value. Real estate taxes for the year ended December 31, 2018 were approximately $2,049,000.

(2)	The current real estate tax rate for the Select Medical Portfolio is $25.51 per $1,000.00 of assessed value. Real estate taxes for the year ended December 31, 2018 were approximately $94,000.
(3)

One of the properties included within the 21st Century Oncology Portfolio, 21st Century Oncology—Bradenton, was sold on May 16, 2019. The depreciable tax basis of building and building improvements and land improvements associated with the sold property, as of March 31, 2019, was $2,992,000 and $126,000, respectively. The current real estate tax rate for the 21st Century Oncology Portfolio is $15.69 per $1,000.00 of assessed value. Real estate taxes for the year ended December 31, 2018 were approximately $700,000.

(4)	The current real estate tax rate for Post Acute Medical Portfolio is $37.94 per $1,000.00 of assessed value. Real estate taxes for the year ended December 31, 2018 were approximately $523,000.

Tenant Lease Expirations of Material Properties

The following is a schedule of lease expirations of our material properties for each of the next ten years and thereafter:

Year	Number of Leases Expiring	Total Square Footage Expiring	Annualized Base Rent (1)	% of Total Annualized Base Rent
2019	—	—	—	—
2020	—	—	—	—
2021	—	—	—	—
2022	—	—	—	—
2023	1	54,000	2,126,244	6.77%
2024	—	—	—	—
2025	—	—	—	—
2026	—	—	—	—
2027	1	66,914	2,428,252	7.73%
2028	—	—	—	—
Thereafter	8	776,807	26,843,238	85.50%

Total	10	897,721	$31,397,734	100.00%

(1)

Annualized base rent is equal to the base rent as of March 31, 2019, multiplied by twelve, based on contractual base rent from leases in effect as of March 31, 2019. As of March 31, 2019, the Board of Regents of the University of Texas System, or the Board of Regents, was in a nine-month rent abatement period set to expire June 30, 2019. The annualized base rent for the Board of Regents is equal to the base rent as of July  1, 2019, multiplied by twelve.

CVREIT II Material Property

As of December 31, 2018, CVREIT II had one property, 250 Williams Atlanta Data Center, with rental revenue equal to or greater than 10% of its total revenue. On June 15, 2017, we, through CVOP II, acquired from an unaffiliated third-party seller a combination of fee simple and leasehold interests in a 995,728 gross rentable square foot data center, or the 250 Williams Atlanta Data Center, located in Atlanta, Georgia.

The following table shows the principal provisions of the lease terms for the major tenants at 250 Williams Atlanta Data Center as of March 31, 2019:

Property Description *	Major Tenants (1)	Total Square Feet Leased	% of Total Square Feet Leased	Number of Renewal Options (2)	Annualized Base Rent (3)	Annualized Base Rent Per Leased Square Foot	Lease Expiration
250 Williams Atlanta Data Center	American Cancer Society, Inc.	273,707	27.49%	2/5 yr. or 1/10 yr.	$5,297,584	$19.35	6/30/2022
		2,964	0.30%	None	$44,417	$14.99	11/30/2021
250 Williams Atlanta Data Center	U.S. South Communications, Inc.	225,293	22.63%	2/5 yr.	$4,007,767	$17.79	12/31/2021
250 Williams Atlanta Data Center	Internap Network Services Corporation	131,976	13.25%	2/5 yr.	$3,863,108	$29.27	4/30/2030
250 Williams Atlanta Data Center	Georgia Lottery Corporation	102,568	10.30%	1/10 yr.	$2,222,287	$21.67	6/30/2023

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the 250 Williams Atlanta Data Center. We believe each tenant is creditworthy.

(2)	Represents option renewal period/term of each option.
(3)	Annualized base rent is equal to the base rent as of March 31, 2019, multiplied by twelve.
*	We believe the property is suitable for its present and intended purposes, and is adequately covered by insurance.

As of March 31, 2019, 250 Williams Atlanta Data Center was 91.2% occupied with an annualized based rent rate per square foot of $21.08. The following is a schedule of historical occupancy and annualized rent per square foot since CVREIT II acquired ownership the 250 Williams Atlanta Data Center:

Year	Occupancy Rate	Annualized Base Rent Per Leased Square Foot (1)
2017	90.5%	$20.12
2018	91.2%	$21.02

(1)	Annualized base rent is equal to the base rent as of December 31st, for the respective periods presented, multiplied by twelve.

Depreciable Tax Basis

For federal income tax purposes, CVREIT II depreciates buildings and improvements on a straight-line basis based upon an estimated useful life of 40 years. The depreciable basis in the 250 Williams Atlanta Data Center, as of March 31, 2019, is as follows:

Property Description	Depreciable Tax Basis
250 Williams Atlanta Data Center	$147,505,000

The current real estate tax rate for the 250 Williams Atlanta Data Center is $30.56 per $1,000.00 of assessed value. Real estate taxes for the year ended December 31, 2018 were approximately $1,964,000.

Tenant Lease Expirations of 250 Williams Atlanta Data Center

The following is a schedule of lease expirations of the 250 Williams Atlanta Data Center for each of the next ten years and thereafter:

Year	Number of Leases Expiring	Total Square Footage Expiring	Annualized Base Rent (1)	% of Total Annualized Base Rent
2019	—	—	—	—
2020	2	20,505	428,406	2.24%
2021	4	228,257	4,052,184	21.16%
2022	2	275,733	5,311,444	27.74%
2023	2	105,498	2,297,735	12.00%
2024	1	34,464	845,196	4.41%
2025	2	37,841	888,627	4.64%
2026	1	5,861	125,543	0.66%
2027	—	—	—	—
2028	1	48,452	886,014	4.63%
Thereafter	2	151,603	4,312,517	22.52%

Total	17	908,214	$19,147,666	100.00%

(1)	Annualized base rent is equal to the base rent as of March 31, 2019, multiplied by twelve.

THE CVREIT SPECIAL MEETING

This proxy statement/prospectus is being furnished in connection with the solicitation of proxies from CVREIT stockholders for use at the CVREIT Special Meeting. This proxy statement/prospectus and accompanying form of proxy are first being mailed to CVREIT stockholders on or about [    ], 2019.

Date, Time, Place and Purpose of the CVREIT Special Meeting

The special meeting of the CVREIT stockholders will be held at the offices of [    ], located at [    ] on [    ], 2019, commencing at [    ] a.m. Eastern Time for the following purposes:

1.	To consider and vote on a proposal to approve the REIT Merger (which we refer to as the “merger proposal”); and

2.

To approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, as determined by the chairman of the CVREIT Special Meeting, to solicit additional proxies in favor of the proposal to approve the REIT Merger (which we refer to as the “adjournment proposal”).

CVREIT II stockholders are not voting on the proposals to be voted on at the CVREIT Special Meeting.

Recommendation of the CVREIT Board of Directors

Based on the unanimous recommendation of the CVREIT Special Committee of the proposals set forth in clauses (i) and (ii), the CVREIT Board unanimously, but without the member of the CVRIET Board who serves on the CVREIT II Special Committee, recommends that the CVREIT stockholders vote (i) FOR the merger proposal, and (ii) FOR the adjournment proposal. For the reasons for this recommendation, see “The Merger—Recommendation of the CVREIT Board and Its Reasons for the REIT Merger” beginning on page 125.

CVREIT Record Date; Who Can Vote at the CVREIT Special Meeting

Only holders of record of shares of CVREIT common stock at the close of business on [    ], 2019, CVREIT’s record date, are entitled to notice of, and to vote at, the CVREIT Special Meeting and any adjournment or postponement of the special meeting. As of the record date, there were [    ] shares of CVREIT common stock outstanding (which includes [    ] unvested restricted shares), held by approximately [    ] holders of record.

Each share of CVREIT common stock owned on CVREIT’s record date is entitled to one vote on each proposal at the CVREIT Special Meeting, not including for this purpose shares of CVREIT common stock owned by CVREIT Advisor, any director of CVREIT or any of their respective affiliates, which may not be voted on the merger proposal.

Required Vote; Quorum

Approval of the merger proposal requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposal.

Approval of the adjournment proposal requires the affirmative vote of a majority of all of the votes cast on such proposal.

Regardless of the number of shares of CVREIT common stock you own, your vote is very important. Please complete, sign, date and promptly return the enclosed proxy card today or authorize a proxy to vote your shares by phone or Internet.

CVREIT’s charter and bylaws provide that the presence, in person or by proxy, of stockholders entitled to cast at least 50% of all of the votes entitled to be cast at such meeting will constitute a quorum. Shares that are voted and shares abstaining from voting are treated as being present at the CVREIT Special Meeting for purposes of determining whether a quorum is present.

No business may be conducted at the CVREIT Special Meeting if a quorum is not present at the CVREIT Special Meeting other than the proposal to adjourn the CVREIT Special Meeting to solicit additional proxies. Pursuant to CVREIT’s bylaws, the chairman of the meeting may adjourn the CVREIT Special Meeting to a later date, time and place announced at the meeting, whether or not a quorum is present and without a vote of stockholders.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes will be counted in determining the presence of a quorum. Abstentions and broker non-votes, if any, will have the same effect as votes AGAINST the merger proposal. Abstentions and broker non-votes will have no effect on the adjournment proposal, assuming a quorum is present.

Voting by CVREIT Directors and Executive Officers

The CVREIT charter provides that, with respect to shares of CVREIT common stock owned by CVREIT Advisor, any director of CVREIT or any of their respective affiliates, neither CVREIT Advisor, the directors of CVREIT nor their affiliates (including CVREIT II Advisor and any of the directors of CVREIT II) may vote on matters submitted to the CVREIT stockholders regarding any transaction between CVREIT and any of them. At the close of business on the record date, directors and executive officers of CVREIT and their affiliates were entitled to vote [    ] shares of CVREIT common stock, or approximately [    ]% of the shares of CVREIT common stock issued and outstanding on that date. See “The Companies—CVREIT—Beneficial Ownership of Equity Securities” and “The Companies—CVREIT II—Beneficial Ownership of Equity Securities” on pages 87 and 65, respectively.

Manner of Submitting Proxy

CVREIT stockholders may vote for or against the proposals submitted at the CVREIT Special Meeting in person or by proxy. CVREIT stockholders can authorize a proxy in the following ways:

•	Internet. CVREIT stockholders may submit a proxy over the Internet by following the “Vote by Internet” instructions on the enclosed proxy card.

•	Telephone. CVREIT stockholders may submit a proxy by following the “Vote by Phone” instructions on the enclosed proxy card.

•	Mail. CVREIT stockholders may submit a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed postage-paid envelope provided.

CVREIT stockholders should refer to their proxy cards or the information forwarded by their broker or other nominee to see which options are available to them.

The Internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you submit a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail. The Internet and telephone facilities available to record holders will close at [    ] p.m. Eastern Time on [    ] 2019.

The method by which CVREIT stockholders submit a proxy will in no way limit their right to vote at the CVREIT Special Meeting if they later decide to attend the meeting and vote in person. If shares of CVREIT common stock are held in the name of a broker or other nominee, CVREIT stockholders must obtain a proxy, executed in their favor, from the broker or other nominee, to be able to vote in person at the CVREIT Special Meeting.

All shares of CVREIT common stock entitled to vote and represented by properly completed proxies received prior to the CVREIT Special Meeting, and not revoked, will be voted at the CVREIT Special Meeting as instructed on the proxies. If CVREIT stockholders of record return properly executed proxies but do not indicate how their shares of CVREIT common stock should be voted on a proposal, the shares of CVREIT common stock represented by their properly executed proxy will be voted as the CVREIT Board recommends and therefore, (i) FOR the merger proposal, and (ii) FOR the adjournment proposal. If you do not provide voting instructions to your broker or other nominee, your shares of CVREIT common stock will NOT be voted and will be considered broker non-votes.

Shares Held in “Street Name”

If CVREIT stockholders hold shares of CVREIT common stock in an account of a broker or other nominee and they wish to vote such shares, they must return their voting instructions to the broker or other nominee.

If CVREIT stockholders hold shares of CVREIT common stock in an account of a broker or other nominee and attend the CVREIT Special Meeting, they should bring a letter from their broker or other nominee identifying them as the beneficial owner of such shares of CVREIT common stock and authorizing them to vote.

If CVREIT stockholders hold their shares in “street name” and they fail to provide their broker or other nominee with any instructions regarding how to vote their shares of CVREIT common stock, their shares of CVREIT common stock held by brokers and other nominees will NOT be voted and may NOT be present for purposes of determining a quorum.

Delivery and Householding of Proxy Materials

CVREIT may give a single notice of the CVREIT Special Meeting to all CVREIT stockholders who share an address, which single notice shall be effective as to any CVREIT stockholder at such address, unless such CVREIT stockholder has objected to receiving the single notice or has revoked a prior consent to receiving such single notice. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

If, at any time, a CVREIT stockholder no longer wishes to participate in “householding” and would prefer to receive a separate set of proxy materials, such CVREIT stockholder should so notify CVREIT by directing written notice to 4890 W. Kennedy Blvd., Suite 650, Tampa, Florida 33609, or by phone at (813) 287-0101.

Revocation of Proxies or Voting Instructions

CVREIT stockholders of record may change their vote or revoke their proxy at any time before it is exercised at the CVREIT Special Meeting by:

•	submitting notice in writing to CVREIT’s secretary, Kay C. Neely, at CVREIT’s offices located at 4890 W. Kennedy Blvd., Suite 650, Tampa, Florida 33609;

•	executing and delivering a later-dated, properly executed proxy card or submitting a later-dated proxy by telephone or on the Internet; or

•	voting in person at the CVREIT Special Meeting.

Attending the CVREIT Special Meeting without voting will not revoke your proxy.

CVREIT stockholders who hold shares of CVREIT common stock in an account of a broker or other nominee may revoke their voting instructions by following the instructions provided by their broker or other nominee.

Solicitation of Proxies; Payment of Solicitation Expenses

The solicitation of proxies from CVREIT stockholders is made on behalf of the CVREIT Board. CVREIT will pay the cost of soliciting proxies from CVREIT stockholders. CVREIT has contracted with Mediant Communications, Inc. (“Mediant”) to assist CVREIT in the distribution of proxy materials and the solicitation of proxies. CVREIT expects to pay Mediant fees of approximately $57,000 to solicit proxies plus other fees and expenses for other services related to this proxy solicitation, including the review of proxy materials, dissemination of brokers’ search cards, distribution of proxy materials, operating online and telephone voting systems and receipt of executed proxies. CVREIT will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to CVREIT’s stockholders.

In accordance with the regulations of the SEC, CVREIT also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of CVREIT common stock.

Adjournment Proposal

In addition to the approval of the merger proposal, CVREIT stockholders are also being asked to approve a proposal to adjourn the CVREIT Special Meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger proposal. If this proposal is approved, the CVREIT Special Meeting could be successively adjourned to any date not more than 120 days after the record date.

If the CVREIT Special Meeting is postponed or adjourned for the purpose of soliciting additional proxies, CVREIT stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use.

Rights of Dissenting Stockholders

No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3, Subtitle 2 of the Maryland General Corporation Law will be available to holders of shares of CVREIT common stock with respect to the REIT Merger.

Assistance

If you need assistance in completing your proxy card or have questions regarding the various voting options with respect to the CVREIT Special Meeting, please call CVREIT’s proxy solicitor, Mediant, toll-free at 1-844-371-1437.

PROPOSALS SUBMITTED TO CVREIT STOCKHOLDERS

The CVREIT Merger Proposal

(Proposal 1 on the CVREIT Proxy Card)

CVREIT stockholders are asked to approve the REIT Merger. For a summary and detailed information regarding this proposal, see the information about the REIT Merger and the Merger Agreement throughout this proxy statement/prospectus, including the information set forth in sections entitled “The REIT Merger” beginning on page 113 and “The Merger Agreement” beginning on page 187. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Pursuant to the Merger Agreement, approval of this proposal is a condition to the consummation of the REIT Merger. If this proposal is not approved, the REIT Merger will not be completed.

CVREIT is requesting that CVREIT stockholders approve the REIT Merger. Approval of this proposal requires the affirmative vote of a majority of the votes entitled to be cast on such proposal.

Recommendation of the CVREIT Board

The CVREIT Board recommends that CVREIT stockholders vote FOR the proposal to approve the REIT Merger.

The CVREIT Adjournment Proposal

(Proposal 2 on the CVREIT Proxy Card)

CVREIT is requesting that CVREIT stockholders approve one or more adjournments of the CVREIT Special Meeting to another date, time or place, solely for the purpose of and for the times reasonably necessary for further solicitation of proxies or to obtain additional votes in favor of the approval of the merger proposal. Approval of this proposal requires the affirmative vote of a majority of all votes cast at the CVREIT Special Meeting after a quorum is met.

If, at the CVREIT Special Meeting, the number of shares of CVREIT common stock present in person or represented by proxy and voting in favor of the approval of the merger proposal is insufficient to approve the proposal, CVREIT intends to move to adjourn the CVREIT Special Meeting in order to enable the CVREIT Board to solicit additional proxies for approval of the merger proposal.

The CVREIT Special Meeting may not be postponed or adjourned to a date that is more than 120 days from the record date for the special meeting without CVREIT II’s approval.

Recommendation of the CVREIT Board

The CVREIT Board recommends that CVREIT stockholders vote FOR the adjournment proposal.

Other Business

As of the date of this notice, CVREIT does not intend to bring any other matters before the CVREIT Special Meeting, and CVREIT does not know of any matters to be presented for consideration at the CVREIT Special Meeting and which would be required to be set forth in this proxy statement/prospectus other than the matters set forth in the accompanying Notice of Special Meeting of Stockholders. In accordance with the CVREIT bylaws and Maryland law, business transacted at the CVREIT Special Meeting will be limited to those matters set forth in such notice.

THE REIT MERGER

The following is a description of the material aspects of the REIT Merger. While CVREIT and CVREIT II believe that the following description covers the material terms of the REIT Merger, the description may not contain all of the information that is important to CVREIT stockholders and CVREIT II stockholders. CVREIT and CVREIT II encourage CVREIT stockholders and CVREIT II stockholders to carefully read this entire proxy statement/prospectus, including the Merger Agreement and the other documents attached to this proxy statement/prospectus, for a more complete understanding of the REIT Merger.

General

Other than the board member who did not vote due to his participation on the CVREIT II Special Committee, each of the CVREIT Special Committee and the CVREIT Board has unanimously declared advisable, and each has unanimously approved, the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement, based on, among other factors, the reasons described below in the section “—Recommendation of the CVREIT Board and Its Reasons for the REIT Merger.” In the REIT Merger, CVREIT will merge with and into REIT Merger Sub, with REIT Merger Sub continuing as the Surviving Entity. CVREIT stockholders will receive the merger consideration described below under “The Merger Agreement—Merger Consideration—Effects of the REIT Merger.”

Background of the REIT Merger

CVREIT was incorporated in December 2009 and commenced its initial public offering in December 2010. CVREIT ceased offering shares of common stock in its initial public offering on June 6, 2014. In connection with its initial public offering and due in part to the fact that its shares would not be actively traded on a national securities exchange, CVREIT indicated that no later than five years after the termination of its initial public offering, it intended to seek a liquidity event, which could include a sale of all or substantially all of its assets, a sale or merger of CVREIT, a listing of CVREIT’s common stock on a national securities exchange, or other similar transaction. The CVREIT Board and CVREIT management team have, periodically and in the ordinary course, considered a variety of financial and strategic opportunities as part of its long-term strategy to enhance value for CVREIT, including potential acquisitions, divestitures, business combinations and other transactions. CVREIT has sought to execute its investment objectives by investing in and operating a diversified portfolio of income-producing commercial real estate.

On September 14, 2016, CVREIT engaged Moelis to act as its financial advisor and capital markets advisor in connection with CVREIT’s decision to explore potential strategic transactions with respect to CVREIT’s data center and/or healthcare portfolios. As a result of such process, during the year ended December 31, 2017, the CVREIT Board made a determination to sell its data center properties. During the years ended December 31, 2018 and 2017, CVREIT sold five data center properties and fifteen data center properties, respectively. As a result, as of December 31, 2018, CVREIT had completed the disposition of all of its data center properties. Moelis acted as lead financial advisor to CVREIT in connection with such dispositions.

During August 2018, the CVREIT Advisor began conferring with members of the CVREIT Board about reviewing possible liquidity alternatives for CVREIT following the data center dispositions described above. During August 2018, CVREIT Advisor and CVREIT II Advisor disclosed to the CVREIT Board and CVREIT II Board, respectively, that management of CVREIT and CVREIT II were considering a potential strategic transaction involving CVREIT and CVREIT II.

On September 4, 2018, by unanimous written consent, the CVREIT Board approved the formation of the CVREIT Special Committee comprised solely of Randall Greene and Jonathan Kuchin to (i) investigate and analyze a potential combination with CVREIT II (or alternatives to a combination with CVREIT II), (ii) if deemed advisable, negotiate the terms and conditions of a potential combination and (iii) make a recommendation to the full CVREIT Board with respect to a potential combination. The CVREIT Board also authorized the CVREIT Special Committee to retain, at CVREIT’s expense, such legal, financial and other advisers as they deem appropriate. Mr. Kuchin was appointed chair of the CVREIT Special Committee. Messrs. Greene and Kuchin also serve as directors of CVREIT II, but are not members of the CVREIT II Special Committee (described below).

On September 5, 2018, by unanimous written consent, the CVREIT II Board approved the formation of the CVREIT II Special Committee comprised solely of Ronald Rayevich and Roger Pratt, and delegated to the CVREIT II Special Committee the authority to (i) explore a possible extraordinary transaction involving CVREIT, (ii) negotiate the terms and conditions of the potential transaction with CVREIT, (iii) determine whether the potential transaction is fair and reasonable to CVREIT II and on terms and conditions no less favorable to CVREIT II than those available from unaffiliated third parties and (iv) recommend to the CVREIT II Board whether the potential transaction with CVREIT is in the best interests of the company and what action, if any, should be taken with respect to the potential transaction. Mr. Rayevich was appointed chair of the CVREIT II Special Committee. Messrs. Rayevich and Pratt are CVREIT II directors who are independent from management. Mr. Rayevich also serves as a director of CVREIT, but he is not a member of the CVREIT Special Committee. Mr. Pratt does not serve as a director of CVREIT.

On September 6 and September 7, 2018, the CVREIT Special Committee held two telephonic meetings to discuss the engagement of legal and financial advisors. The CVREIT Special Committee interviewed three law firms with knowledge and experience with public non-traded REITs and with no material relationship with CVREIT, CVREIT II or their affiliates. The CVREIT Special Committee decided to invite a representative of one of the firms, DLA Piper LLP (US) (“DLA Piper”), to attend its next meeting scheduled for September 27, 2018. The CVREIT Special Committee also considered several investment banking firms and decided to invite Moelis and another firm to attend the next meeting of the CVREIT Special Committee.

On September 18, 2018, the CVREIT II Special Committee engaged Venable LLP (“Venable”) as its independent legal advisor.

On September 25, 2018, CVREIT II Advisor, provided the CVREIT II Special Committee with summary information regarding the potential acquisition of CVREIT.

On September 27, 2018, the CVREIT Special Committee met with a representative of DLA Piper and determined to engage DLA Piper. The CVREIT Special Committee discussed with the DLA Piper representative the directors’ duties under Maryland law and organizational matters, including the engagement of a financial advisor. Representatives of Moelis and another leading investment bank also joined parts of the meeting to discuss potentially serving as the financial advisor of the CVREIT Special Committee. Among the issues discussed with the investment banks were current market conditions, CVREIT’s real estate portfolio and balance sheet, CVREIT’s strategic alternatives and the advantages and disadvantages of soliciting buyers for CVREIT in advance of receipt of a potential proposal from CVREIT II.

On September 28, 2018, the CVREIT II Special Committee held a telephonic meeting with representatives of Venable. At the meeting, the CVREIT II Special Committee discussed (i) the independence of each of Messrs. Rayevich and Pratt, (ii) the process to be undertaken by the CVREIT II Special Committee to explore a potential business combination transaction between CVREIT and CVREIT II, (iii) the role of company counsel to CVREIT II, initially with the law firm of Morris, Manning & Martin LLP, who as of March 13, 2019, joined the law firm of Morrison & Foerster LLP (referred to herein as “CVREIT II Company Counsel”), (iv) the duties of the members of the CVREIT II Special Committee under Maryland law and (v) the selection of an independent financial advisor to the CVREIT II Special Committee. The CVREIT II Special Committee discussed the qualifications of several firms that could serve as independent financial advisor and directed Venable to request proposals and set up in-person interviews with three potential independent financial advisors.

On September 28, 2018, CVREIT II Company Counsel informed counsel for the CVREIT Special Committee that (i) CVREIT II was interested in making a proposal but not as part of an auction for CVREIT, (ii) CVREIT II desired to negotiate exclusively with CVREIT and (iii) any definitive agreement with respect to a merger between CVREIT and CVREIT II would include a “go shop” provision allowing CVREIT to solicit other potential buyers for a period of time after execution of the agreement.

On October 3, 2018, the CVREIT Special Committee acted by unanimous written consent to terminate the 2016 engagement letter with Moelis. Over the next several weeks, the CVREIT Special Committee met telephonically three times to discuss the potential engagement of a financial advisor. The CVREIT Special Committee determined that Moelis was likely the best suited for the engagement given that, as noted above, Moelis had served as CVREIT’s financial advisor in connection with CVREIT’s review of strategic alternatives in 2016 and sale of its data center portfolio in 2017 and that CVREIT’s 2016 engagement letter with Moelis included a tail provision that entitled Moelis to a significant investment banking fee if CVREIT entered into a definitive agreement with respect to a sale or merger within 12 months of termination of the engagement letter, whether or not CVREIT reengaged them in connection with a potential sale. The CVREIT Special Committee determined that Moelis’s fee should be lower in the event CVREIT was sold to CVREIT II as opposed to a third party and, given Moelis’s relationship with CVREIT’s management and advisor (and therefore CVREIT II’s management and advisor), the CVREIT Special Committee should engage a second investment bank (with no material relationship to the parties or their affiliates) to deliver a fairness opinion to the CVREIT Special Committee.

On October 19, 2018, the CVREIT II Special Committee met with representatives of Venable to separately interview three potential independent financial advisors, including SunTrust Robinson Humphrey, Inc. (“SunTrust Robinson Humphrey”). Each potential financial advisor responded to questions from the CVREIT II Special Committee and Venable regarding the (i) firm’s experience, (ii) proposed scope of work and process for the potential transaction, (iii) the team of professionals at the firm who would be responsible for the engagement and (iv) fees for its engagement. After meeting with the potential financial advisors, the CV Special Committee entered into an executive session with Venable to discuss the potential financial advisors’ experience, qualifications and fees. The CVREIT II Special Committee directed Venable to prepare a comparison of each of the potential financial advisors and their proposals for further discussion. Over the next week, the CVREIT II Special Committee discussed by e-mail the potential financial advisors and determined to engage SunTrust Robinson Humphrey, subject to the negotiation of a satisfactory engagement letter. On October 31, 2018, the CVREIT II Special Committee entered into an engagement letter with SunTrust Robinson Humphrey.

On October 25, 2018, CVREIT and CVREIT II entered into a non-disclosure agreement governing the exchange of information between CVREIT and CVREIT II in connection with the potential transaction so that each of CVREIT and CVREIT II could conduct due diligence on the other party in connection with the potential transaction.

After negotiations between representatives of Moelis and DLA Piper, on November 1, 2018, Moelis delivered a revised proposed engagement letter that provided for, among other things, a fee that was significantly lower if a sale transaction was with CVREIT II instead of a third party. The members of the CVREIT Special Committee indicated through electronic communication that the arrangement was acceptable and that a member of the CVREIT Special Committee would execute the final agreement at an upcoming meeting.

From October 25, 2018 to December 12, 2018, representatives of SunTrust Robinson Humphrey, Venable and CVREIT II Company Counsel reviewed operating and financial information regarding CVREIT and CVREIT II at the request of the CVREIT II Special Committee.

On November 1, 2018, representatives of SunTrust Robinson Humphrey, Venable, CVREIT II Company Counsel and the CVREIT II Advisor held a conference call to discuss the process for reviewing financial information related to CVREIT and CVREIT II and an initial timeline for the potential transaction.

On November 5, 2018, representatives of SunTrust Robinson Humphrey were granted access to a virtual data room for the purpose of conducting a review of financial information regarding CVREIT II and to assist with updating the data room.

On November 7, 2018, the CVREIT Special Committee met with a representatives of DLA Piper and Moelis to discuss the process for considering and responding to an expected indication of interest from CVREIT II and for considering other possible alternatives, including the solicitation of potential buyers before agreeing to negotiate exclusively with CVREIT II. Representatives of Moelis also provided an update on the healthcare REIT market. Members of management were then invited to join the meeting to discuss aspects of the portfolio.

On November 13, 2018, representatives of Moelis were granted access to a virtual data room for the purpose of conducting financial due diligence on CVREIT and to assist with updating the data room. On November 14, 2018, representatives of the financial and legal advisors to the CVREIT II Special Committee were granted access to a virtual data room for the purpose of conducting a review of legal and financial information regarding CVREIT.

On November 20, 2018, the CVREIT II Special Committee held a telephonic meeting with representatives of Venable, SunTrust Robinson Humphrey, the CVREIT II Advisor and CVREIT II Company Counsel. At the meeting, representatives of the CVREIT II Advisor gave a presentation regarding the potential acquisition of CVREIT and responded to questions from the CVREIT II Special Committee and its legal and financial advisors regarding the potential transaction. The CVREIT II Advisor reviewed the portfolios of CVREIT II and CVREIT, noting their complementary nature. Representatives of the CVREIT II Advisor explained that the larger Combined Company could benefit from (i) economies of scale, (ii) reduced leverage, (iii) lower cost of capital, (iv) enhanced credit quality of tenants, (v) greater access to debt capital and institutional financing, (vi) increased geographic and tenant diversification and (vii) additional liquidity options and that the goal of the potential transaction was to maximize stockholder value and to create value going forward. All of the representatives of the CVREIT II Advisor and CVREIT II Company Counsel left the meeting. Representatives of SunTrust Robinson Humphrey provided an update on SunTrust Robinson Humphrey’s review of CVREIT and CVREIT II and responded to questions from the CVREIT II Special Committee regarding the potential proposal to be made to CVREIT, including whether to offer a mix of cash and stock. Representatives of Venable responded to questions from the CVREIT II Special Committee regarding the various legal aspects of the potential transaction.

On December 7, 2018, the CVREIT II Special Committee held a meeting at which representatives of Venable and SunTrust Robinson Humphrey were present. At the meeting, representatives of SunTrust Robinson Humphrey reviewed its initial analysis of CVREIT, CVREIT II and the potential transaction. SunTrust Robinson Humphrey reviewed with the CVREIT II Special Committee certain financial and operating characteristics of the portfolios of each of CVREIT, CVREIT II and the Combined Company, including property, debt, lease and tenant characteristics. The CVREIT II Special Committee discussed these characteristics in detail with SunTrust Robinson Humphrey, including specific considerations due to asset type, geographic concentration, demographic profile, lease structure and tenants. The CVREIT II Special Committee discussed the net asset valuation information provided by CVREIT and reviewed by SunTrust Robinson Humphrey and the risks associated with acquiring CVREIT, including one property, Walnut Hill Medical Center, which was vacant (“Walnut Hill”). Representatives of SunTrust Robinson Humphrey responded to questions from the CVREIT II Special Committee regarding certain selected public companies that were deemed similar to CVREIT and CVREIT II in one or more respects and trends affecting healthcare REITs in general. The CVREIT II Special Committee discussed the potential accretion attributable to the potential transaction. The CVREIT II Special Committee also discussed (i) the amount of cash consideration to offer in the potential transaction, (ii) the financing of the cash component of the consideration, (iii) termination fees, (iv) potential go-shop provisions and (v) the amount of fees that would be due to the CVREIT II Advisor in connection with the potential transaction.

After the executive session, representatives of the CVREIT II Advisor and the CVREIT II Company Counsel joined the December 7, 2018 meeting. The CVREIT II Special Committee discussed the terms of a potential offer to CVREIT, including the consideration to be paid for CVREIT, adjustments prior to a definitive agreement, closing conditions and a go-shop period. The CVREIT II Special Committee discussed the appraisals on various assets in CVREIT II’s and CVREIT’s portfolios and adjustments to net asset values with representatives of the CVREIT II Advisor and CVREIT II Company Counsel. The CVREIT II Special Committee discussed the issues surrounding Walnut Hill with representatives of the CVREIT II Advisor. The CVREIT II Special Committee discussed with the CVREIT II Advisor the status of the fees due to the CVREIT II Advisor in connection with the potential transaction. All of the representatives of the CVREIT II Advisor left the meeting and the CVREIT II Special Committee discussed the CVREIT II Advisor’s fees with the assistance of representatives of Venable and SunTrust Robinson Humphrey and the potential adjustment to such fees that could be proposed in connection with the potential transaction.

Between December 7, 2018 and December 12, 2018, the CVREIT II Special Committee, with the assistance of SunTrust Robinson Humphrey and Venable (i) prepared a non-binding letter of intent (the “LOI”) and (ii) negotiated with the CVREIT II Advisor the fees payable to CVREIT II Advisor in connection with the potential transaction as well as the fee structure that would apply to the Combined Company. On December 12, 2018, the CVREIT II Special Committee and the CVREIT II Advisor agreed upon a 2.0% acquisition fee in connection with the potential transaction and a promote hurdle of 8.00% for the Combined Company.

On December 12, 2018, the CVREIT II Special Committee sent the LOI and an exclusivity agreement (the “Exclusivity Agreement”) to the CVREIT Special Committee proposing the acquisition by CVREIT II of CVREIT, pursuant to a merger in a stock and cash transaction. The LOI provided that the merger consideration would be paid in a mix of cash and stock equal to 0.4699 shares of CVREIT II Class A Common Stock and $0.75 per each share of CVREIT common stock. The LOI provided that (i) CVREIT would dispose of Walnut Hill prior to the REIT Merger (or alternatively, Walnut Hill was to be placed in a liquidating trust for the benefit of the CVREIT stockholders), (ii) the board of directors of the Combined Company would consist of the two members of the CVREIT Special Committee, the two members of the CVREIT II Special Committee and three non-independent directors and (iii) the definitive Merger Agreement would contain a 30-day go-shop period, a two-tiered termination fee and expense reimbursement. The exclusivity agreement provided that CVREIT would exclusively negotiate in good faith with CVREIT II for a period of 60 days (with automatic 30 day renewals for so long as the parties were negotiating in good faith). The LOI also indicated that the final exchange ratio would be adjusted to reflect changes in the estimated values of CVREIT’s Bay Area Medical Center and CVREIT II’s 250 Williams Data Center as well as other factors, “including . . . asset dispositions, potential litigation, transaction expenses and other material developments.”

The LOI also noted that CVREIT II paid a lower monthly asset management fee (generally, 1/12th of 0.75% of the value of its assets vs. the 1/12th of 0.85% of the value of its assets paid by CVREIT) and that it was expected that this lower rate would apply to the Combined Company. No changes to the CVREIT II Advisory Agreement were proposed in the LOI. In addition, the LOI provided that CVREIT II would be reimbursed for all of its expenses (up to $5 million) in the event the agreement was terminated under certain circumstances. CVREIT II also indicated in the LOI that CVREIT II expected to have financing committed prior to signing a definitive agreement and there would be no financing condition to closing.

On December 19, 2018, the CVREIT Special Committee met with representatives of DLA Piper and Moelis to discuss the LOI, the status of due diligence efforts, the healthcare REIT market, strategic alternatives and process considerations, including the advantages and disadvantages of soliciting other offers at this time, as opposed to as part of a negotiated “go shop” process after entering into an agreement with CVREIT II. The strategic alternatives discussed included listing CVREIT’s shares of common stock on a national securities exchange, a sale of CVREIT to a third party, a liquidation, a merger with CVREIT II, and remaining an externally advised unlisted public REIT. The CVREIT Special Committee determined to seek a meeting with members of management of CVREIT II and CVREIT to discuss the prospects of the Combined Company.

From December 12, 2018 to January 11, 2019, representatives of Venable and SunTrust Robinson Humphrey held multiple calls with representatives of DLA Piper and Moelis to negotiate the terms of the proposed LOI.

On December 17, 2018 and December 21, 2018, the CVREIT II Special Committee met telephonically with representatives of Venable and SunTrust Robinson Humphrey to discuss the status of negotiations with the CVREIT Special Committee and its advisors. The participants at the meetings also discussed the ongoing discussions between the CVREIT Special Committee and the CVREIT Advisor regarding the fees that would be due to the CVREIT Advisor upon the consummation of the REIT Merger.

On January 8, 2019, the CVREIT Special Committee met with representatives of DLA Piper and Moelis to discuss the LOI, the healthcare REIT market and CVREIT’s financial condition and prospects. By invitation, management joined a portion of the meeting and presented (i) management’s vision of the Combined Company (including financial projections), (ii) proposed transaction terms, (iii) the merits of the proposed merger, (iv) an overview and outlook regarding healthcare real estate, (v) risks related to certain CVREIT properties, (vi) an update with respect to ongoing litigation involving certain CVREIT properties, and (vii) the depth of the management team that would serve the Combined Company. Management also answered questions of the CVREIT Special Committee. Among other things, management noted that the CVREIT Advisor had agreed to waive receipt of a disposition fee in connection with the proposed merger and that the incentive fee payable by the Combined Company to the CVREIT II Advisor would be payable only after the stockholders had first realized an annual return of 8% (in contrast to the incentive fee payable to the CVREIT II Advisor pursuant to the CVREIT II Advisory Agreement, which was payable after the stockholders realized an annual return of 6%). After management left the meeting, representatives of Moelis shared with the CVREIT Special Committee information regarding how the public markets valued comparable healthcare real estate companies, which information suggested that CVREIT would likely be valued at a substantial discount to its most recent net asset value should CVREIT sell itself to a third party or if it listed its shares on a national securities exchange.

On January 10, 2019, the CVREIT Special Committee met telephonically with representatives of DLA Piper and Moelis to discuss the REIT Merger. The Moelis representatives presented preliminary observations with respect to the relative value of the companies, noting the attractiveness of the proposed exchange ratio even if a higher ratio could not be negotiated. The CVREIT Special Committee directed Moelis to relay a counter proposal to SunTrust Robinson Humphrey, the financial advisor to the CVREIT II Special Committee, as described below.

On January 11, 2019, representatives of Moelis spoke with representatives of SunTrust Robinson Humphrey and indicated that the CVREIT Special Committee would be willing to negotiate exclusively with CVREIT II if the parties were working toward a Merger Agreement that included the following key terms: (i) an increase in the cash portion of the consideration to $1.00 per share, (ii) an increase in the exchange ratio to reflect a 10% control premium for CVREIT’s assets, (iii) an increase in the exchange ratio to reflect a decrease in CVREIT II’s net asset value on account of acquisition fees to be paid by CVREIT II in connection with the REIT Merger but no adjustments to reflect any other transaction expenses, (iv) the inclusion of Walnut Hill in the transaction, (v) an increase in the “go shop” period to 60 days, (vi) no reimbursement of CVREIT II’s expenses in connection with the proposed transaction in the event CVREIT terminates the agreement to accept a superior proposal from another party and (vii) a decrease in the duration of the exclusivity period to 30 days.

On January 14, 2019, the CVREIT II Special Committee met telephonically with representatives of Venable and SunTrust Robinson Humphrey to discuss the feedback provided by Moelis and how to respond. The Committee directed SunTrust Robinson Humphrey to communicate the Committee’s response to Moelis. Representatives of Venable reported that DLA Piper expressed a preference for using a term sheet format instead of a formal letter of intent and that DLA Piper would produce CVREIT’s response as a term sheet.

On January 16, 2019, representatives of SunTrust Robinson Humphrey verbally communicated the CVREIT II Special Committee’s response to CVREIT’s counter proposal to Moelis. The response included (i) a rejection of any premium to NAV, (ii) an agreement to a cash component of $1.00 per share, (iii) a rejection of CVREIT’s request that Walnut Hill be included in the potential transaction, (iv) a rejection of CVREIT’s request to adjust the exchange ratio to reflect a decline in the value of CVREIT II on account of its payment of acquisition fees to the CVREIT II Advisor in connection with the REIT Merger, (v) an agreement to a 30-day exclusivity period, (vi) no expense reimbursement, (vii) a 45-day go-shop period and (viii) certain adjustments to NAV.

On January 16, 2019, the CVREIT Special Committee met telephonically with representatives of DLA Piper and Moelis to discuss the latest proposal from CVREIT II. The CVREIT Special Committee agreed upon a counter proposal that included the following changes from CVREIT II’s latest proposal: (i) an increase in the exchange ratio to reflect a 5% control premium for CVREIT, (ii) the inclusion of Walnut Hill in the transaction and (iii) deferral to negotiation of the definitive agreement of whether there would be adjustments to the exchange ratio to reflect transaction-related expenses, including on account of CVREIT II’s payment of acquisition fees to the CVREIT II Advisor in connection with the REIT Merger.

On January 17, 2019, the CVREIT Special Committee transmitted a written counter-offer to the LOI in the form of a term sheet (the “Term Sheet”). The Term Sheet provided for (i) a 5% premium to NAV, (ii) the inclusion of Walnut Hill in the REIT Merger and (iii) an agreement to the 45-day go-shop period.

On January 18, 2019, representatives of the financial and legal advisors to the CVREIT Special Committee were granted access to a virtual data room for the purpose of conducting legal and financial due diligence on CVREIT II.

On January 18, 2019 and January 21, 2019, the CVREIT II Special Committee held meetings with representatives of Venable and SunTrust Robinson Humphrey to discuss the Term Sheet. At the meetings, the CVREIT II Special Committee discussed the Term Sheet and the value of Walnut Hill, and the CVREIT II Special Committee requested that SunTrust Robinson Humphrey evaluate the potential financial impact of including that property in the proposed transaction.

On January 22, 2019, the CVREIT Special Committee met telephonically with representatives of Moelis and DLA Piper to discuss the status of the ongoing negotiations with the CVREIT II Special Committee.

On January 25, 2019, Mr. Pratt conducted an on-site visit of the Walnut Hill.

On January 28, 2019, the CVREIT II Special Committee met telephonically with representatives of Venable and SunTrust Robinson Humphrey. At the meeting, the CVREIT II Special Committee discussed (i) Walnut Hill, including Mr. Pratt’s on-site visit and (ii) the Term Sheet. The CVREIT II Special Committee authorized Venable to transmit a revised Term Sheet to CVREIT. After the meeting, Venable transmitted a revised Term Sheet to DLA Piper which provided for (i) no premium to NAV, (ii) the inclusion of Walnut Hill at an adjusted valuation, (iii) a rejection of CVREIT’s request to consider an adjustment to the exchange ratio to reflect a decline in the value of CVREIT II on account of its payment of acquisition fees to the CVREIT II Advisor in connection with the REIT Merger, (iv) a clarification that the 30-day exclusivity period would have automatic 30-day extensions (provided that neither party gave notice of non-renewal prior to termination) and (v) certain other adjustments to NAV.

On January 29, 2019, the CVREIT Special Committee met telephonically with representatives of DLA Piper and Moelis to discuss the latest proposal from CVREIT II. Representatives of Moelis shared their view that soliciting other buyers risked losing a potentially attractive offer from CVREIT II and that there was a risk that CVREIT would not receive an attractive offer from a third party, which would hurt CVREIT’s negotiating position with CVREIT II should CVREIT II still be willing to consider a transaction with CVREIT. The CVREIT Special Committee concluded, consistent with input from representatives of Moelis, that the originally proposed exchange ratio represented a favorable exchange ratio for CVREIT’s stockholders when coupled with $1.00 in cash per share and that the exchange ratio (without any adjustment for changes in specific asset values or for payment of acquisition fees by CVREIT II) is an attractive price for CVREIT’s shares. It also was determined that any need for further negotiation on the exchange ratio could best be determined after due diligence has been completed on CVREIT II’s assets. The CVREIT Special Committee decided that direct communication between the committees might be the best way to reach an agreement on these points.

On January 30, 2019, the chair of the CVREIT Special Committee met telephonically with the chair of the CVREIT II Special Committee and they agreed to seek the approval of their respective committees to negotiate exclusively toward a merger in which Walnut Hill would be part of the transaction and in which the exchange ratio would be based on a $9.25 value for each share of CVREIT II and a $5.33 value for each share of CVREIT with no adjustments, including no adjustments for (i) CVREIT II’s payment of acquisition fees, (ii) either party’s transaction-related expenses or (iii) changes in value of any assets, including Walnut Hill, since June 30, 2018.

Between January 28, 2019 and February 4, 2019, Venable, CVREIT II Company Counsel and DLA Piper had multiple calls regarding the Term Sheet.

On February 4, 2019, the CVREIT II Special Committee held a telephonic meeting with representatives of Venable and SunTrust Robinson Humphrey. At the meeting, the CVREIT II Special Committee discussed the Term Sheet and the structure of the REIT Merger. After the meeting, representatives of Venable transmitted a revised Term Sheet to DLA Piper which provided (i) no premium to NAV, (ii) a $1.00 cash component, (ii) the inclusion of Walnut Hill, with no valuation adjustments to Walnut Hill or any other CVREIT property or any CVREIT II property, (iii) that each party would bear its own costs in connection with the REIT Merger, (iv) a 45-day go-shop period, (v) a two-tiered termination fee with no expense reimbursement and (vi) a 30-day exclusivity period with automatic 30-day extensions.

Counsel for the respective committees exchanged comments on the Exclusivity Agreement between February 4, 2019 and February 8, 2019. On February 8, 2019, the CVREIT Special Committee approved the Exclusivity Agreement by unanimous written consent. The Exclusivity Agreement had an initial term of 30 days and would automatically renew for another 30-day period unless either party gave advance notice otherwise.

On February 8, 2019, representatives of Moelis and SunTrust Robinson Humphrey met telephonically to outline a potential timeline for the proposed transaction, noting key milestones that would need to be completed if the parties were to enter into a definitive agreement with respect to the proposed transaction.

On February 11, 2019, the CVREIT II Special Committee met telephonically to review the revised Exclusivity Agreement with the assistance of Venable and SunTrust Robinson Humphrey. On February 11, 2019, CVREIT and CVREIT II entered into the Exclusivity Agreement.

On February 14, 2019, the CVREIT Special Committee met telephonically with a representative of DLA Piper to interview investment banks (with no material ties to CVREIT II or its management or its sponsor) for an engagement to analyze the fairness from a financial point of view of the consideration to be received by CVREIT’s stockholders in connection with the proposed merger. The Committee decided to engage Duff & Phelps in light of their deep experience with providing fairness analyses to special committees of boards of companies in the real estate industry.

Also, on February 14, 2019, representatives of Duff & Phelps and DLA Piper were granted access to a virtual data room for the purpose of conducting legal and financial due diligence on CVREIT and representatives of Moelis were granted access to the virtual data room for the purpose of conducting financial due diligence on CVREIT II.

Between February 8, 2019 and February 22, 2019, representatives of Venable and CVREIT II Company Counsel prepared an initial draft of the Merger Agreement. On February 22, 2019, the initial draft of the Merger Agreement was provided to the members of the CVREIT II Special Committee. On February 25, 2019, the CVREIT II Special Committee held a telephonic meeting with representatives of Venable, CVREIT II Company Counsel and SunTrust Robinson Humphrey. At the meeting, (i) representatives of SunTrust Robinson Humphrey provided an update regarding the financial aspects of the REIT Merger, (ii) representatives of CVREIT II Company Counsel and Venable reviewed and discussed the Merger Agreement with the CVREIT II Special Committee, and (iii) the CVREIT II Special Committee authorized the transmission of the Merger Agreement to the CVREIT Special Committee.

On February 26, 2019, CVREIT II Company Counsel transmitted a draft of the Merger Agreement to DLA Piper. The CVREIT Special Committee met telephonically on February 27, 2019 with representatives of DLA Piper and Moelis. The DLA Piper representative reviewed the material terms of the Merger Agreement with the CVREIT Special Committee. Representatives of DLA Piper and Moelis also updated the CVREIT Special Committee with respect to the status of their respective legal and financial diligence efforts. The CVREIT Special Committee also discussed the merits of seeking an amendment to CVREIT’s current advisory agreement to reduce and clarify the disposition fees that might be paid in connection with the REIT Merger or in connection with a transaction with another bidder.

On March 4, 2019, representatives of Moelis and Duff & Phelps met telephonically in order for Moelis to provide Duff & Phelps with background information on the proposed transaction. On March 5, 2019, representatives of Duff & Phelps held a telephonic due diligence meeting with the management teams of CVREIT and CVREIT II to discuss each company’s business and prospects, including management’s financial projections. Over the course of its engagement, representatives of Duff & Phelps held numerous conference calls with senior management in order to gain a deeper understanding of CVREIT’s and CVREIT II’s businesses, historical financial statements and management’s forecasts. On March 6, 2019, representatives of Moelis and Duff & Phelps conducted a follow-up meeting telephonically to discuss the proposed transaction.

On March 6, 2019, the CVREIT Special Committee met telephonically with representatives of DLA Piper and Moelis to discuss the status of ongoing due diligence efforts, proposed revisions to the Merger Agreement, and a proposed amendment to CVREIT’s advisory agreement. The CVREIT Special Committee directed DLA Piper to deliver the Merger Agreement and advisory agreement amendment with the revisions discussed. Significant revisions to the Merger Agreement included the following: (i) enabling CVREIT to terminate the agreement, with payment of the applicable break-up fee, in the event CVREIT desires to enter into a superior proposal from another bidder without first having to hold a stockholder meeting to consider the proposed transaction with CVREIT II, (ii) improving the freedom of CVREIT to share information and engage in negotiations with unsolicited bidders who submit a written proposal deemed to be a “superior proposal” after the “go shop” period, (iii) increasing the restrictions on how CVREIT II conducts its business after signing the Merger Agreement and before closing of the REIT Merger so that the restrictions on CVREIT and CVREIT II were more similar, (iv) shortening the period by which the REIT Merger must close before a party has a right to terminate the agreement and (v) revising the definition of Acquisition Proposal and Superior Proposal so that CVREIT could engage with bidders who made a proposal to acquire 20% of CVREIT (as opposed to 70%) and could accept a proposal for 50% of CVREIT (as opposed to 80%).

With respect to the amendment to the CVREIT Advisory Agreement, the key terms were (x) the waiver of the disposition fee in connection with the REIT Merger, (y) a clarification that the disposition fee would be 0.5% of the contract price if another bidder acquired CVREIT (vs. the then-current 1% disposition fee that the advisor had agreed to reduce to 0.5% in connection with previous renewals of the advisory agreement) and (z) a clarification, which was favorable to CVREIT, with respect to the agreement’s cap on disposition fees paid to the advisor.

On March 6, 2019, DLA Piper transmitted a revised draft of the Merger Agreement to Venable.

On March 7, 2019, representatives of Moelis and Duff & Phelps met telephonically with representatives of Robert A. Stanger & Co. (“Stanger”) to conduct due diligence on the valuation process performed by Stanger in its preparation of separate appraisal reports and net asset value reports for CVREIT and CVREIT II. Moelis and Duff & Phelps reviewed the corporate-level and asset-level valuation methodologies utilized by Stanger, sought

Stanger’s perspectives on asset characteristics that may affect value and also discussed the potential for any methodological differences or unique analytical approaches utilized by Stanger to analyze one REIT versus the other.

Between March 6, 2019 and March 19, 2019, representatives of CVREIT II Company Counsel and Venable reviewed DLA Piper’s comments to the Merger Agreement and prepared a revised draft of the Merger Agreement.

On March 14, 2019, the CVREIT Special Committee met telephonically with representatives of DLA Piper and Moelis to discuss the status of ongoing due diligence efforts.

On March 19, 2019, CVREIT II Company Counsel transmitted a revised draft of the Merger Agreement to DLA Piper, which largely accepted CVREIT’s proposed revisions but made other proposed changes, the most significant of which were (i) notice requirements more favorable to CVREIT II relating to sharing information with respect to bidders and their proposals at the conclusion of the “go shop” period and thereafter and (ii) more freedom for each party to engage in significant transactions without the other party’s approval between signing the merger agreement and closing the REIT Merger.

On March 21, 2019, the CVREIT Special Committee met telephonically with a representative of DLA Piper to discuss the Merger Agreement and the status of various action items that had to be completed before a Merger Agreement could be finalized.

On March 22, 2019, the CVREIT Special Committee delivered a revised Merger Agreement to the CVREIT II Special Committee, which changed some of the notice requirements described above to make them less favorable to CVREIT II and gave less freedom to the parties to engage in significant transactions between signing and closing.

On March 25, 2019, the CVREIT II Special Committee met telephonically with representatives of Venable, CVREIT II Company Counsel and SunTrust Robinson Humphrey. At the meeting, the CVREIT II Special Committee discussed the revised draft of the Merger Agreement, the structure of the REIT Merger and the distribution reinvestment programs and share repurchase programs for each of CVREIT and CVREIT II, and representatives of SunTrust Robinson Humphrey provided an update on the status of Walnut Hill.

On March 25, 2019, management and representatives of Moelis, SunTrust Robinson Humphrey and CVREIT II Company Counsel met telephonically to discuss the status of the Merger Agreement, approvals, advisory and operating partnership agreement and various other transaction items. (The group also held similar process update calls on March 29, 2019, April 3, 2019 and April 8, 2019.)

On March 26, 2019, representatives of DLA Piper met telephonically with representatives of Stanger in connection with DLA Piper’s legal due diligence on the CVREIT II portfolio.

On March 27, 2019, representatives of Duff & Phelps met with the Chair of the CVREIT Special Committee and with two members of senior management of CVREIT to discuss certain aspects of the transaction.

On March 28, 2019, CVREIT II delivered a revised Merger Agreement, indicating that CVREIT II was willing to revert to a 45-day “go shop” period and willing to accept less freedom to engage in significant transactions after signing and before closing. After correspondence among the members of the CVREIT Special Committee and a representative of DLA Piper, on March 29, 2019, a revised Merger Agreement was delivered to the Special Committee of CVREIT II, which largely accepted the most recent draft from CVREIT II.

On March 29, 2019, representatives of Moelis and Duff & Phelps met telephonically with management to review the combination model of CVREIT and CVREIT II. Management presented the model assumptions used to drive the projected business plan of the Combined Company.

From March 25, 2019 to April 8, 2019, representatives of Venable, CVREIT II Company Counsel and DLA Piper continued to negotiate the terms of the Merger Agreement and the ancillary documents to be entered into in connection with the transaction, including the amendment and restatement of the CVREIT II Advisory Agreement (the “CVREIT II Amended Advisory Agreement”) and an amendment to the agreement of limited partnership of the CVREIT II OP (the “CVREIT II OP Partnership Agreement Amendment”).

On April 2, 2019, the CVREIT II Special Committee held a telephonic meeting with representatives of Venable, CVREIT II Company Counsel and SunTrust Robinson Humphrey. At the meeting, (i) representatives of SunTrust Robinson Humphrey provided an update on the status of the bridge loan commitment being made by SunTrust Bank to CVREIT II in connection with the REIT Merger, (ii) representatives of Venable and CVREIT II Company counsel provided an update on the status of the negotiations of the Merger Agreement, (iii) the CVREIT II Special Committee discussed the remaining open issues in the negotiations and (iv) SunTrust Robinson Humphrey provided an update on its financial analysis of the REIT Merger.

On April 3, 2019, a representative of Moelis met with management to conduct confirmatory bring-down diligence of the financial projections of CVREIT, CVREIT II and the combination model of CVREIT and CVREIT II.

On April 4, 2019, the CVREIT Special Committee met with representatives of DLA Piper and Moelis. Representatives of Moelis reviewed with the CVREIT Special Committee the status of negotiations with CVREIT II and summarizing its view of the advantages and disadvantages of the proposed transaction with CVREIT II, which are detailed at “—Recommendation of the CVREIT Board and Its Reasons for the REIT Merger” below. The Moelis representatives recommended the proposed merger with CVREIT II, comparing the REIT Merger favorably with other potential strategic alternatives, including a listing, a sale to a third party (or multiple sales as part of a liquidation) or remaining an externally managed non-traded REIT. The Moelis representatives noted the satisfactory completion of their diligence efforts and cautioned against revisiting the exchange ratio in negotiations with CVREIT II, noting a number of factors causing the proposed exchange ratio to have become more favorable to CVREIT since the date of the letter of intent. Representatives of Moelis reviewed market conditions for the healthcare real estate sector as well as non-traded REITs in general. The Moelis representatives also described steps taken to prepare for a “go shop” process and outlined a timeline for prospective bidders to be able to act within the go-shop period if they wished to make an offer. The CVREIT Special Committee also discussed the expiring exclusivity period, which would soon automatically renew for another 30 days unless CVREIT gave notice otherwise, and decided to allow the period to extend for one week.

On April 5, 2019, CVREIT II Company Counsel delivered a revised amendment to the CVREIT Advisory Agreement to be entered into in connection with the REIT Merger, by and among the CVREIT OP and CVREIT Advisor, which included the key terms outlined above with no material revisions other than to include a provision for the termination of the agreement upon consummation of the REIT Merger (the “Termination Agreement”).

On April 5, 2019, DLA Piper sent notice on behalf of the CVREIT Special Committee that it would extend the exclusivity period contemplated by the Exclusivity Agreement until April 19, 2019.

On April 8, 2019, representatives of DLA Piper met telephonically with members of management of CVREIT II and CVREIT II Advisor in connection with DLA Piper’s legal due diligence on CVREIT II.

On April 8, 2019, the CVREIT II Special Committee met telephonically with representatives of Venable, SunTrust Robinson Humphrey and CVREIT II Company Counsel to discuss the status of the REIT Merger.

On April 9, 2019, the CVREIT Special Committee met with representatives of DLA Piper, Moelis and Duff & Phelps. Representatives of Duff & Phelps presented their financial analysis of the REIT Merger, which presentation included a summary of the information set forth below under “—Opinion of Duff & Phelps to the CVREIT Special Committee.” The Duff & Phelps representatives also rendered an oral opinion to the CVREIT

Special Committee, confirmed by delivery of a written opinion dated April 10, 2019, to the effect that, as of such date and subject to the assumptions, limitations and qualifications contained in the opinion, the consideration to be received by the stockholders of CVREIT in the REIT Merger implied by the merger exchange ratio as set forth in the Merger Agreement was fair to the stockholders of CVREIT from a financial point of view. Representatives of DLA Piper reviewed with the CVREIT Special Committee the directors’ duties under Maryland law, the terms of the Merger Agreement and the other agreements related thereto and the proposed resolutions to be adopted by the CVREIT Special Committee. Following discussion of, among other things, the reasons for and against the REIT Merger, which are described below under “—Recommendation of the CVREIT Board of Directors and Its Reasons for the REIT Merger,” the CVREIT Special Committee decided to meet again on the following day to vote on the resolutions relating to the proposed merger.

On April 10, 2019, the CVREIT II Special Committee held a telephonic meeting with representatives of Venable, CVREIT II Company Counsel and SunTrust Robinson Humphrey. At the meeting, (i) a representative of Venable provided the CVREIT II Special Committee with an overview of the duties of directors of a Maryland corporation in considering a transaction such as the REIT Merger, (ii) a representative of CVREIT II Company Counsel provided a summary of the terms and conditions of the Merger Agreement and (iii) representatives of SunTrust Robinson Humphrey discussed their financial analysis of the REIT Merger. The CVREIT II Special Committee discussed the Merger Agreement, the REIT Merger, the CVREIT II Amended Advisory Agreement, the CVREIT II OP Partnership Agreement Amendment and the other transactions contemplated by the Merger Agreement (the “Transactions”). After discussion, the CVREIT II Special Committee, by a unanimous vote: (i) determined that the terms of the Merger Agreement, the REIT Merger, the CVREIT II Amended Advisory Agreement, the CVREIT II OP Partnership Agreement Amendment and the other Transactions were advisable and in the best interests of CVREIT II and were fair and reasonable to CVREIT II and, as to the Merger Agreement, the REIT Merger, the CVREIT II OP Partnership Agreement Amendment and the other Transactions, on terms and conditions no less favorable to CVREIT II than those available from unaffiliated third parties and recommended that the CVREIT II Board make the same determination; and (ii) recommended that the CVREIT II Board approve the Merger Agreement, the REIT Merger, the Advisory Agreement, the CVREIT II OP Partnership Agreement Amendment and the other Transactions.

Following the CVREIT II Special Committee meeting, on April 10, 2019, the CVREIT II Board held a telephonic meeting with representatives of Venable, CVREIT II Company Counsel and CVREIT II management. The members of the CVREIT II Board who served as members of the CVREIT Special Committee, Messrs. Kuchin and Greene, were not present, and, therefore, did not participate in discussions or vote on the REIT Merger or the other matters related thereto. At the meeting, the CVREIT II Board discussed the terms of the Merger Agreement, the REIT Merger, the CVREIT II Amended Advisory Agreement, the CVREIT II OP Partnership Agreement Amendment and the other Transactions. After discussion, the CVREIT II Board, following the recommendation of the CVREIT II Special Committee, (i) determined that the Merger Agreement, the REIT Merger, the CVREIT II Amended Advisory Agreement, the CVREIT II OP Partnership Agreement Amendment and the other Transactions were advisable and in the best interests of CVREIT II and were fair and reasonable to CVREIT II and, as to the Merger Agreement, the REIT Merger, and the CVREIT II OP Partnership Agreement Amendment, on terms and conditions no less favorable to the CVREIT II than those available from unaffiliated third parties and (ii) authorized and approved the Merger Agreement, the REIT Merger, the CVREIT II Amended Advisory Agreement, the CVREIT II OP Partnership Agreement Amendment and the other Transactions.

On April 10, 2019, the CVREIT Special Committee met telephonically with a representative of DLA Piper to consider the proposed resolutions and voted unanimously, among other things, to recommend that (i) the CVREIT Board determine that the Merger Agreement, the REIT Merger, the Termination Agreement, an amendment to the Agreement of Limited Partnership of CVREIT OP (the “CVREIT Partnership Amendment”), the CVREIT II Amended Advisory Agreement and the other Transactions were advisable and in the best interests of CVREIT and were fair and reasonable to CVREIT and, as to the Merger Agreement, the REIT Merger, the Termination Agreement and the CVREIT Partnership Amendment, were on terms and conditions no less favorable to the CVREIT than those available from unaffiliated third parties; (ii) the CVREIT Board authorize and approve the Merger Agreement, the REIT Merger, the CVREIT II Amended Advisory Agreement, the CVREIT Partnership Amendment, the Termination Agreement and the other Transactions; and (iii) the CVREIT Board recommend to CVREIT stockholders that they approve the REIT Merger.

Following the CVREIT Special Committee meeting, on April 10, 2019, the CVREIT Board held a meeting at which representatives of DLA Piper, CVREIT II Company Counsel and CVREIT II management were present. The member of the CVREIT Board who serves as a member of the CVREIT II Special Committee, Mr. Rayevich, was not present, and, therefore, did not participate in discussions or vote on the REIT Merger or the other matters related thereto. At the meeting, the CVREIT Board discussed the terms of the Merger Agreement, the REIT Merger, the Termination Agreement, the CVREIT II Amended Advisory Agreement, the CVREIT Partnership Amendment and the other Transactions. After discussion, the CVREIT Board, following the recommendation of the CVREIT Special Committee, (i) determined that the Merger Agreement, the REIT Merger, the Termination Agreement, the CVREIT II Amended Advisory Agreement, the CVREIT Partnership Amendment and the other Transactions were advisable and in the best interests of CVREIT and were fair and reasonable to CVREIT and, as to the Merger Agreement, the REIT Merger, the CVREIT II Amended Advisory Agreement, the Termination Agreement, and the CVREIT Partnership Amendment, on terms and conditions no less favorable to the CVREIT II than those available from unaffiliated third parties and (ii) authorized and approved the Merger Agreement, the REIT Merger, the Termination Agreement, the CVREIT II Amended Advisory Agreement, the CVREIT Partnership Amendment and the other Transactions.

On April 11, 2019, CVREIT and CVREIT II executed and delivered the Merger Agreement and certain ancillary documents.

On May 10, 2019, in a regularly scheduled quarterly board meeting, the CVREIT Board considered its obligations pursuant to the CVREIT charter in the event a Liquidity Event (which could be a sale of all or substantially all of CVREIT’s assets, a sale or merger of CVREIT, a listing of CVREIT’s common stock on a national securities exchange or other transaction) does not occur on or before the fifth anniversary of the termination of CVREIT’s initial public offering (the “Liquidity Deadline”). The CVREIT Board approved and authorized that the Board adopt a resolution that sets forth a proposed amendment to the CVREIT charter extending or eliminating the Liquidity Deadline to be submitted for consideration at an annual or special meeting of the CVREIT stockholders in the event the REIT Merger is not approved by the stockholders of CVREIT.

Recommendation of the CVREIT Board and Its Reasons for the REIT Merger

In evaluating the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement, the CVREIT Board considered the recommendation of the CVREIT Special Committee, comprised solely of independent, disinterested directors. In reaching their respective determinations, the CVREIT Board and CVREIT Special Committee considered a number of factors, including the following material factors which the CVREIT Board and CVREIT Special Committee viewed as supporting their respective decisions with respect to the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement:

•

The written opinion of Duff & Phelps, dated April 10, 2019, to the CVREIT Special Committee stating that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Duff & Phelps as set forth therein, the consideration to be received by stockholders of CVREIT in the REIT Merger implied by the merger exchange ratio as set forth in the Merger Agreement is fair to the stockholders of CVREIT from a financial point of view;

•	The estimate by Duff & Phelps that the per share value of the Merger Consideration ranged from $4.14 to $5.08, while its per share value estimate for CVREIT ranged from $3.71 to $4.56.

•	The Merger Consideration provides partial liquidity to stockholders of CVREIT, who were informed when CVREIT conducted its initial public offering beginning in 2010 that its board would (i) take steps to begin the process of achieving a Liquidity Event for its stockholders no later than five years after the termination of its initial public offering (which five-year period ended in June 2019), or (ii) seek stockholder approval of an extension of the deadline;

•

The receipt of shares of CVREIT II Class A Common Stock as merger consideration provides CVREIT stockholders the opportunity to continue ownership in the Combined Company, which is expected to provide a number of significant potential benefits, including the following:

•	The Combined Company should benefit from enhanced tenant, industry and geographic diversification;

•	The overall creditworthiness of the Combined Company’s tenants should be improved in comparison with that of CVREIT’s tenants;

•	The improvement of the Combined Company’s occupancy of 95.6% (as of March 31, 2019) as compared to CVREIT’s occupancy of 91.2% (as of March 31, 2019)

•	The enhanced size of the Combined Company will likely improve access to capital markets, which can be used to support strategic investments that drive growth opportunities;

•

The asset mix of the portfolio of the Combined Company, with a smaller proportion of acute care facilities and a greater proportion of post-acute asset types, is expected to be more favored by the healthcare real estate market than CVREIT’s current portfolio;

•	The Combined Company is expected to enjoy improved dividend coverage and funds from operation in comparison with expectations for CVREIT with respect to such liquidity and performance metrics; and

•	General and administrative expenses on a per share basis for the Combined Company should be lower than those of CVREIT due to a reduction in asset management fees and other cost savings.

•

The CVREIT Board’s and CVREIT Special Committee’s belief that, based on consultation with their respective advisors, the Combined Company would be better positioned than CVREIT to achieve certain potential Liquidity Events, such as listing its shares on a national securities exchange, as a result of increased size and other factors noted above;

•	The risks associated with alternatives to the REIT Merger, namely:

•

An immediate piecemeal liquidation of CVREIT might not yield consistently favorable sale prices in light of challenges associated with certain CVREIT assets and would also be burdened by disposition fees owed to the CVREIT Advisor, which disposition fees have been waived in connection with the REIT Merger;

•	CVREIT’s size and other factors would have made it difficult to achieve favorable pricing if CVREIT chose to list its shares on a national securities exchange;

•

CVREIT’s prospects as a standalone company are limited by its size relative to its general and administrative expenses and by the difficulty it would have raising equity capital due to changes in the market with respect to sales of non-traded REITs; and

•

A sale of the entire company to a third party might not yield a favorable price in light of (i) challenges associated with certain CVREIT assets, (ii) difficulty obtaining a portfolio premium from likely buyers because of CVREIT’s disparate asset mix and (iii) risks related to the transition of operations to a new management team.

•	The integrated organizational structure of the Combined Company will allow management of CVREIT and CVREIT II to focus its efforts on the operation of a single REIT;

•

CVREIT II amended the CVREIT II Advisory Agreement to increase the stockholder return threshold to an 8.0% cumulative return prior to CVREIT II Advisor receiving any distributions of net sales proceeds, effective as of the REIT Merger;

•

The exchange ratio in the Merger Agreement uses a fixed price per share of CVREIT II Class A Common Stock and will not be adjusted in the event of any change in the value of the shares of CVREIT II Class A Common Stock, which limits the impact of external factors on the REIT Merger;

•

The Merger Agreement provides CVREIT the right, upon a receipt of a written Acquisition Proposal that constituted a Superior Proposal (as defined in “The Merger Agreement—Covenants and Agreements—No Solicitation of Transactions by CVREIT”) that did not result from a breach of the non-solicitation provisions of the Merger Agreement, to give notice of its intention to terminate the Merger Agreement to enter into an agreement for a Superior Proposal and/or effect an Adverse Recommendation Change (as defined in “The Merger Agreement—Covenants and Agreements—No Solicitation of Transactions by CVREIT”), subject to certain conditions;

•

The Merger Agreement provides CVREIT a 45-day “go shop” period during which the CVREIT Special Committee may actively solicit any inquiries or the making of any proposal that constitutes, or may be reasonably expected to lead to, any Acquisition Proposal (as defined in “The Merger Agreement—Covenants and Agreements—No Solicitation of Transactions by CVREIT”) by way of contacting third parties, providing an opportunity for CVREIT to terminate the Merger Agreement after complying with applicable provisions to enter into an agreement for a Superior Proposal in connection with the go shop process upon the payment to CVREIT II of a $14.4 million termination fee;

•

After expiration of the “go shop” period, the Merger Agreement provides CVREIT with the ability, under certain specified circumstances, to consider an Acquisition Proposal if the CVREIT Special Committee determines, in good faith, it is reasonably expected to lead to a Superior Proposal and provides the CVREIT Board with the ability, under certain specified circumstances, to make an “Adverse Recommendation Change” (as defined in “The Merger Agreement—Covenants and Agreements—No Solicitation of Transactions by CVREIT”) and to terminate the Merger Agreement following Adverse Recommendation Change and/or in order to enter into an agreement with respect to a Superior Proposal outside of the go shop process upon payment to CVREIT II of a $28.8 million termination fee;

•

Pursuant to the Termination Agreement, the CVREIT Advisor agreed to a clarification with respect to disposition fees in the event of Superior Proposal such that any disposition fees paid would not have been material to a prospective maker of a Superior Proposal;

•	The Merger Agreement permits CVREIT to continue to pay its stockholders regular monthly dividends in the ordinary course of business through the effective date of the REIT Merger;

•	The REIT Merger is subject to approval by CVREIT stockholders, which requires the affirmative vote of a majority of votes entitled to be cast on the REIT Merger;

•

The intent for the REIT Merger to qualify as a reorganization for U.S. federal income tax purposes, resulting in the receipt of shares of CVREIT II Class A Common Stock in the REIT Merger on a tax-deferred basis;

•

The commitment on the part of each of CVREIT and CVREIT II to complete the REIT Merger as reflected in their respective obligations under the terms of the Merger Agreement and the absence of any required government consents; and

•	The other terms of the Merger Agreement, including representations, warranties and covenants of the parties, as well as the conditions to their respective obligations under the Merger Agreement.

The CVREIT Board and CVREIT Special Committee also considered a variety of risks and other potentially negative factors in considering the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement, including the following material factors:

•

The decision of the CVREIT Special Committee to agree to an exclusivity period pursuant to the LOI and the deterrent effect of such exclusivity period on alternative Acquisition Proposals prior to the execution of the Merger Agreement;

•	The risk that changes in local and national economic conditions may adversely impact the Combined Company’s operating results;

•

The risk that the estimated value of the CVREIT II Class A Common Stock to be received by CVREIT stockholders may decline as a result of the REIT Merger if the Combined Company does not achieve the perceived benefits of the REIT Merger as rapidly or to the extent anticipated;

•

The risk that, because the exchange ratio in the Merger Agreement will not be adjusted in the event of any increase in the value of the shares of CVREIT common stock or decrease in the value of CVREIT II Class A Common Stock, a decline in the value of CVREIT II that is unmatched by a similar decline in value of CVREIT would reduce the overall value of the CVREIT II Class A Common Stock that is received in the REIT Merger;

•	The risk that the Combined Company will not achieve a Liquidity Event on favorable terms;

•

The risk that a prolonged period of operations before the Combined Company achieves a Liquidity Event could, when coupled with expected general and administrative expenses for the Combined Company, result in lower investor returns than other strategic alternatives currently available to CVREIT;

•

The terms of the Merger Agreement place limitations on the ability of CVREIT to initiate, solicit, knowingly encourage or facilitate any inquiries or the making of any proposal, offer or other activities that constitutes any Acquisition Proposal after the “go shop” period ended on May 26, 2019;

•

The risk that, while the REIT Merger is expected to be completed, there is no assurance that all of the conditions to the parties’ obligations to complete the REIT Merger will be satisfied or waived; such conditions necessary to closing include but are not limited to:

•	Approval by the CVREIT stockholders of the REIT Merger; and

•

The absence of any judgment or decree issued by any governmental authority prohibiting the consummation of the REIT Merger, and the absence of any law that has been enacted by any governmental authority after the date of the Merger Agreement that prohibits the consummation of the REIT Merger.

•	The risk that CVREIT II will not have available all funds necessary for the consummation of the REIT Merger and other transactions contemplated by the Merger Agreement.

•	The risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the REIT Merger;

•	The risk of stockholder litigation relating to the REIT Merger;

•

The obligations under the Merger Agreement regarding the restrictions on the operation of CVREIT’s business during the period between signing the Merger Agreement and the completion of the REIT Merger may delay or prevent CVREIT from undertaking business opportunities that may arise or any other action it would otherwise take with respect to its operations absent the pending completion of the REIT Merger;

•	The higher disposition fees charged by CVREIT II Advisor than those charged by CVREIT Advisor;

•	The expenses to be incurred in connection with pursuing the REIT Merger, including estimated acquisition fees of approximately $24,035,000 payable to CVREIT II Advisor;

•

The sponsors of CVREIT and CVREIT II are affiliated entities, and CVREIT and CVREIT II have common management; therefore, conflicts of interest that are inherent where the individuals who comprise the management teams of CVREIT and CVREIT II are assisting the CVREIT and CVREIT II Boards in connection with the REIT Merger, and some of CVREIT’s directors and executive officers have interests with respect to the REIT Merger that are different from, and in addition to, those of the

CVREIT stockholders generally, as more fully described in the section entitled “—Interests of CVREIT and CVREIT Directors and Executive Officers in the REIT Merger” beginning on page 158; and

•	The types and nature of the risks described under the section entitled “Risk Factors” on page 27.

The foregoing discussion of the factors considered by the CVREIT Board and the CVREIT Special Committee is not intended to be exhaustive and is not provided in any specific order or ranking, but rather includes material factors considered by the CVREIT Board and the CVREIT Special Committee. In view of the wide variety of factors considered in connection with their respective evaluations of the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the CVREIT Board and the CVREIT Special Committee did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights or values to the different factors considered and individuals may have given different weights to different factors. The CVREIT Board and the CVREIT Special Committee conducted an overall review of the factors considered and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement.

The explanation and reasoning of the CVREIT Board and the CVREIT Special Committee and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page [    ].

After careful consideration, for the reasons set forth above and based on the unanimous recommendation of the CVREIT Special Committee, the CVREIT Board (1) determined that the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement are fair, reasonable, advisable and in the best interests of CVREIT stockholders and (2) approved the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement. The CVREIT Board, other than the director who did not vote due to his participation on the CVREIT II Special Committee, unanimously recommends that CVREIT stockholders vote FOR the proposal to approve the REIT Merger and FOR the Adjournment Proposal.

CVREIT II’s Reasons for the REIT Merger

In evaluating the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement, the CVREIT II Board considered the unanimous recommendation of the CVREIT II Special Committee. In reaching their respective determinations, the CVREIT II Board and CVREIT II Special Committee considered a number of factors, including the following material factors that the CVREIT II Board and CVREIT II Special Committee viewed as supporting their respective decisions with respect to the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement:

•

The appraised market value of the portfolio, as well as the financial performance, financial condition, business operations and prospects, of each of CVREIT and CVREIT II, independently and as a combined entity;

•	The Combined Company’s average lease term of 10.2 years (as of March 31, 2019) as compared to CVREIT II’s average lease term of 9.5 years (as of March 31, 2019).

•

The stockholders of the Combined Company, including the CVREIT II stockholders, have the opportunity to continue ownership in the Combined Company, which is expected to provide a number of significant potential strategic opportunities and benefits, including the following:

•	The Combined Company will benefit from enhanced tenant, industry and geographic diversification;

•	The enhanced size, scale and financials of the Combined Company will likely improve access to capital markets, which can be used to support strategic investments that drive growth opportunities; and

•	The Combined Company will retain the CVREIT II Board as well as the CVREIT II management team that also manages CVREIT.

•	The integrated organizational structure of the Combined Company will allow management of CVREIT and CVREIT II to focus its efforts on the operation of a single REIT;

•	The acquisition of CVREIT will allow CVREIT II to grow without the expense of negotiating acquisitions of individual properties;

•

The exchange ratio in the Merger Agreement uses a fixed price per share of CVREIT II Class A Common Stock and will not be adjusted in the event of any change in the value of the shares of CVREIT II Class A Common Stock, which limits the impact of external factors on the REIT Merger;

•

The exchange ratio in the Merger Agreement was based, in part, on the estimated net asset value of CVREIT and CVREIT II, each calculated as of June 30, 2018, and no premium will be paid for the assets of CVREIT;

•	All but $1.00 of the Merger Consideration is payable in shares of CVREIT II Class A Common Stock;

•

The Merger Agreement provides that CVREIT will pay a $14.4 million termination fee to CVREIT II if CVREIT terminates the Merger Agreement during the “go shop” period after complying with applicable provisions to enter into an agreement for a Superior Proposal in connection with the go shop process;

•

The Merger Agreement provides that CVREIT will pay a $28.8 million termination fee to CVREIT II if after the “go shop” period, CVREIT Board changes its recommendation with respect to the REIT Merger and terminates the Merger Agreement following such change in recommendation and/or in order to enter into an agreement with respect to a Superior Proposal outside of the go shop process;

•

The anticipated benefits of the REIT Merger to the Combined Company, including potential annual cost savings that will result from the increased efficiency of operating one public company instead of two;

•

The commitment on the part of each of CVREIT and CVREIT II to complete the REIT Merger as reflected in their respective obligations under the terms of the Merger Agreement and the absence of any required government consents; and

•	The other terms of the Merger Agreement, including representations, warranties and covenants of the parties, as well as the conditions to their respective obligations under the Merger Agreement.

The CVREIT II Board and CVREIT II Special Committee also considered a variety of risks and other potentially negative factors in considering the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement, including the following material factors:

•	The risk that the CVREIT stockholders do not approve the REIT Merger;

•	The risk that CVREIT would receive an Acquisition Proposal during the “go shop” period;

•	The risk that changes in local and national economic conditions may adversely impact the Combined Company’s operating results;

•

The risk that the estimated value of the CVREIT II Class A Common Stock may decline as a result of the REIT Merger if the Combined Company does not achieve the perceived benefits of the REIT Merger as rapidly or to the extent anticipated;

•	The risk that a different strategic alternative could prove to be more beneficial to CVREIT II stockholders;

•	The risk that the anticipated benefits of the REIT Merger to the Combined Company may not be realized;

•

The risk that, while the REIT Merger is expected to be completed, there is no assurance that all of the conditions to the parties’ obligations to complete the REIT Merger will be satisfied or waived; such conditions necessary to closing include but are not limited to:

•

All consents or approvals of certain governmental authorities necessary for the consummation of the REIT Merger and the other transactions contemplated by the Merger Agreement will have been obtained and any applicable waiting periods in respect thereof will have expired or been terminated;

•	Approval by the CVREIT stockholders of the REIT Merger; and

•

The absence of any judgment or decree issued by any governmental authority prohibiting the consummation of the REIT Merger, and the absence of any law that has been enacted by any governmental authority after the date of the Merger Agreement that prohibits the consummation of the REIT Merger.

•	The risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the REIT Merger;

•	The risk that the Combined Company will be unable to sell or lease Walnut Hill upon attractive terms;

•

The obligations under the Merger Agreement regarding the restrictions on the operation of CVREIT II’s business during the period between signing the Merger Agreement and the completion of the REIT Merger may delay or prevent CVREIT II from undertaking business opportunities that may arise or any other action it would otherwise take with respect to its operations absent the pending completion of the REIT Merger;

•	The expenses to be incurred in connection with pursuing the REIT Merger, including fees payable to third party advisors of CVREIT and CVREIT II;

•

The sponsors of CVREIT and CVREIT II are affiliated entities, and CVREIT and CVREIT II have common management; therefore, conflicts of interest that are inherent where the individuals who comprise the management teams of CVREIT and CVREIT II are assisting the CVREIT and CVREIT II Boards in connection with the REIT Merger, and some of CVREIT II’s directors and executive officers have interests with respect to the REIT Merger that are different from, and in addition to, those of the CVREIT II stockholders generally, as more fully described in the section entitled “—Interests of CVREIT II’s Directors and Executive Officers in the REIT Merger” beginning on page 158;

•	CVREIT II may not be able to finance the cash consideration in connection with the REIT Merger; and

•	The types and nature of the risks described under the section entitled “Risk Factors” on page 27.

The foregoing discussion of the factors considered by the CVREIT II Board and CVREIT II Special Committee is not intended to be exhaustive and is not provided in any specific order or ranking, but rather includes material factors considered by the CVREIT II Board and the CVREIT II Special Committee. In view of the wide variety of factors considered in connection with their respective evaluations of the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the CVREIT II Board and the CVREIT II Special Committee did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights or values to the different factors considered and individuals may have given different weights to different factors. The CVREIT II Board and the CVREIT II Special Committee conducted an overall review of the factors considered and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement.

The explanation and reasoning of the CVREIT II Board and the CVREIT II Special Committee and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 45.

After careful consideration, for the reasons set forth above and based on the unanimous recommendation of the CVREIT II Special Committee, the CVREIT II Board (1) determined that the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement are fair, reasonable, advisable and in the best interests of the CVREIT II stockholders and (2) approved the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement.

Opinion of Duff & Phelps, LLC

Pursuant to an engagement letter dated February 19, 2019, the CVREIT Special Committee retained Duff & Phelps to serve as its independent financial advisor and to render an opinion in connection with the REIT Merger. The CVREIT Special Committee retained Duff & Phelps based on Duff & Phelps’ qualifications, reputation and experience in providing financial advisory services to REITs, rendering fairness opinions and valuing companies and securities. Duff & Phelps is a premier global valuation and corporate finance advisor that is regularly engaged to provide financial advisory services, including fairness opinions and valuation advice, in connection with mergers and acquisitions, leveraged buyouts, going-private transactions and recapitalization transactions.

On April 9, 2019, Duff & Phelps delivered a written presentation and its oral opinion, which was subsequently confirmed in writing to the CVREIT Special Committee on April 10, 2019, that based upon and subject to the assumptions, limitations and qualifications contained in its opinion, the Consideration to be received by the stockholders of CVREIT in the REIT Merger implied by the merger exchange ratio as set forth in the Merger Agreement is fair to the stockholders of CVREIT from a financial point of view.

The full text of Duff & Phelps’ written opinion, dated April 10, 2019, which sets forth, among other things, certain assumptions made, certain matters considered and the limitations on the review undertaken in connection with the REIT Merger, is attached as Annex B hereto and is incorporated herein by reference in its entirety. We urge you to read Duff & Phelps’ opinion carefully and in its entirety.

Duff & Phelps’ opinion was provided for the information and assistance of the CVREIT Special Committee in connection with its consideration of the REIT Merger and (i) does not address the merits of the underlying business decision to enter into the REIT Merger versus any alternative strategy or transaction; (ii) does not address any transaction related to the REIT Merger; (iii) is not a recommendation as to how the CVREIT Special Committee or any stockholder should vote or act with respect to any matters relating to the REIT Merger, or whether to proceed with the REIT Merger or any related transaction, and (iv) does not indicate that the Consideration received is the best possibly attainable under any circumstances; instead, it merely states whether the Consideration in the REIT Merger is within a range suggested by certain financial analyses. The decision as to whether to proceed with the REIT Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which Duff & Phelps’ opinion is based.

Duff & Phelps’ opinion was one of multiple factors taken into consideration by the Special Committee in making its determination with respect to the REIT Merger. Duff & Phelps’ opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party. Duff & Phelps has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion.

The information set forth below summarizes the material financial and comparative analyses performed by Duff & Phelps. It does not purport to be a complete description of the financial analyses performed by Duff & Phelps or the data considered by it in connection with its opinion. Duff & Phelps noted that the preparation of a financial opinion involves various subjective determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to particular circumstances. In arriving at its opinion, Duff & Phelps considered a number of analytical methodologies. Duff & Phelps asserted that each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the strengths, weaknesses and applicability of any particular technique. While the conclusions reached in connection with each analysis were considered carefully by Duff & Phelps in arriving at its opinion, Duff & Phelps did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in reaching its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors, taken as a whole, and also on application of Duff & Phelps’ own experience and judgment. This conclusion may involve significant elements of subjective judgment and qualitative analysis. Duff & Phelps cautions that no one method of analysis should be regarded as critical to the overall conclusion. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole, and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion.

In connection with its opinion, Duff & Phelps has made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and in similar transactions, in particular. Duff & Phelps’ procedures, investigations and financial analyses with respect to the preparation of its opinion included, but were not limited to, the following:

•	Duff & Phelps reviewed the following documents:

•	CVREIT’s and CVREIT II’s annual reports and audited financial statements on Form 10-K filed with the SEC for the years ended December 31, 2016 through 2018;

•

Unaudited segment and pro forma financial information for CVREIT and CVREIT II for the years ended December 31, 2016 through 2018 and the two months ended February 28, 2019, which CVREIT’s management identified as being the most current financial statements available;

•

Financial projections for CVREIT on a stand-alone basis, CVREIT II on a stand-alone basis, and the combined CVREIT and CVREIT II entity on a post-merger basis, provided to Duff & Phelps by CVREIT’s management for the years ending December 31, 2019 through 2023 (the “Management Projections”);

•

Per Common Share Valuation Report as of June 30, 2018 for CVREIT and CVREIT II (the “NAV Reports”) prepared by Robert A. Stanger & Co., Inc. (“Stanger”) which included the assumed lease period, capitalization ratios, discount rates and value conclusions by property;

•	Restricted Appraisal Reports of the Real Estate Portfolio of CVREIT and CVREIT II, dated September 27, 2018, prepared by Stanger;

•	Financial models for the real estate properties of CVREIT and CVREIT II prepared by CVREIT’s management using ARGUS software;

•	Other internal documents relating to the history, current operations, and probable future outlook of CVREIT and CVREIT II, provided to Duff & Phelps by CVREIT’s management;

•	The Amended and Restated Advisory Agreement among CVREIT, CVREIT OP and CVREIT Advisor, dated November 26, 2010 and amendments dated March 29, 2011, October 4, 2012 and November 25, 2014;

•	The Amended and Restated Advisory Agreement among CVREIT II, CVREIT II OP and CVREIT II Advisor, June 10, 2014 and amendment dated April 17, 2015; and

•	Documents related to the REIT Merger, including the Merger Agreement.

•	Duff & Phelps discussed the information referred to above and the background and other elements of the REIT Merger with the management of the CVREIT and CVREIT Advisor;

•	Duff & Phelps discussed the NAV Reports with representatives of Stanger;

•	Duff & Phelps reviewed the historical trading price and trading volume of the publicly traded securities of certain companies that Duff & Phelps deemed relevant;

•

Duff & Phelps performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, an analysis of selected transactions that Duff & Phelps deemed relevant, and an aggregate analysis of the real properties primarily using market capitalization ratios; and

•	Duff & Phelps conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

No limits were placed on Duff & Phelps by CVREIT in terms of the information to which it had access or on the matters it could consider in rendering its opinion.

In performing its analyses and rendering its opinion with respect to the REIT Merger, Duff & Phelps, with CVREIT’s consent:

•

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including CVREIT management, and did not independently verify such information;

•

Relied upon the fact that the CVREIT Special Committee and CVREIT have been advised by counsel as to all legal matters with respect to the REIT Merger, including whether all procedures required by law to be taken in connection with the REIT Merger have been duly, validly and timely taken;

•

Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expressed no opinion with respect to such projections or the underlying assumptions;

•	Assumed that information supplied and representations made by CVREIT management are substantially accurate regarding CVREIT and the CVREIT Merger;

•

Assumed that all unpaid distribution and servicing fees with respect to Class T shares and Class T2 shares of common stock of CVREIT II are not a liability of CVREIT II but instead are over time paid out of cash otherwise distributable to Class T stockholders and Class T2 stockholders, thereby lowering the net distribution received by the Class T stockholders and Class T2 stockholders of CVREIT II;

•	Assumed that the representations and warranties made in the Merger Agreement are substantially accurate;

•	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•

Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of CVREIT or CVREIT II since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or fact that would make the information reviewed by Duff & Phelps incomplete or misleading;

•

Assumed that all of the conditions required to implement the REIT Merger will be satisfied and that the REIT Merger will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

•	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the REIT Merger will be obtained without any adverse effect on the Company.

For purposes of Duff & Phelps’ analysis and in connection with the preparation of its opinion, Duff & Phelps also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the REIT Merger. To the extent that any of the foregoing assumptions or any of the facts on which Duff & Phelps’ opinion is based prove to be untrue in any material respect, its opinion cannot and should not be relied upon.

Duff & Phelps prepared its opinion as of April 10, 2019. Duff & Phelps’ opinion was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of that date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after the date of its opinion.

In rendering its opinion, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of the CVREIT and CVREIT II’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the unaffiliated public stockholders of the Company in the REIT Merger, or with respect to the fairness of any such compensation.

Duff & Phelps did not evaluate the CVREIT’s solvency or conduct an independent appraisal of any specific assets or liabilities (independent or otherwise).

Although these paragraphs include some information in tabular format, those tables are not intended to stand alone and must be read together with the full text of each summary and the limitations and qualifications in the Duff & Phelps’ opinion.

The REIT Merger

It is Duff & Phelps’ understanding that CVREIT will be merged with and into REIT Merger Sub, a wholly owned subsidiary of CVREIT II, with the REIT Merger Sub being the surviving company (the “REIT Merger”). Each share of common stock of CVREIT issued and outstanding immediately prior to the REIT Merger will be converted into the right to receive 0.4681 shares (the “Merger Exchange Ratio”) of CVREIT II Class A Common Stock and $1.00 in cash as merger consideration (the “Merger Consideration”).

Duff & Phelps understands that both the CVREIT and CVREIT II are externally managed by Carter/Validus Advisors, LLC and Carter Validus Advisors II, LLC, respectively, which are for all practical purposes the same advisor (for purposes of this section, the “Advisor”).

Valuation Approaches

Duff & Phelps utilized the income approach by performing a discounted cash flow analysis using the Management Projections for fiscal years 2019 through 2023 as well as the market approach by applying EBITDA multiples as indicated by selected public companies and precedent M&A transactions.

Income Approach / Discounted Cash Flow Analysis

The income approach is a valuation technique that provides an estimate of the value of an asset (or business) based on the cash flows that an asset (or business) can be expected to generate over its remaining useful life. The income approach begins with an estimate of the annual cash flows a market participant would expect the subject asset (or business) to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalents using a rate of return appropriate for the risk of achieving the projected cash flows. The present value of the estimated cash flows is then added to the present value equivalent of the residual value of the asset (if any) or the business at the end of the discrete projection period to arrive at an estimate of value.

Market Approach / Selected Public Companies Analysis and M&A Transactions Analysis

Market Approach: The market approach is a valuation technique that provides an estimate of value based on market prices in actual transactions and on asking prices for assets (or businesses). The valuation process is a comparison and correlation between the subject asset (or business) and other similar assets (or businesses). Considerations such as time and condition of sale and terms of agreements are analyzed for comparable assets and are adjusted to arrive at an estimate of the value of the subject asset.

Selected Public Companies Analysis: The selected public companies analysis (1) assesses the attractiveness of the subject company as an investment relative to a group of publicly traded REITs with similar investment attributes, and (2) applies valuation multiples to the financial performance of the subject company based on an analysis of the valuation multiples of the selected public REITs. Duff & Phelps’ qualitative and quantitative assessment of the subject company and the selected public REITs includes asset type, expected future performance, and other investment considerations such as size and specific business risks.

M&A Transactions Analysis: Duff & Phelps identified transactions involving the sale of a controlling interest in companies Duff & Phelps deemed relevant. In this analysis, Duff & Phelps analyzed certain implied valuation multiples paid.

Real Estate Valuation Approach

To estimate the value of real estate assets, the direct capitalization method is often applied. Direct capitalization uses a single year’s stabilized net operating income as a basis for a value indication. It converts estimated “stabilized” annual net operating income to a value indication by dividing the income by a capitalization rate. The rate chosen includes a provision for recapture of the investment and should reflect all factors that influence the value of the property. The rate may be inferred from comparable market transactions and/or obtained from trade sources.

The property level discounted cash flow analysis focuses on the operating cash flows expected from the property and the anticipated proceeds of a hypothetical sale of the property at the end of an assumed holding period. These amounts are then discounted to their present value. The discounted present values of the income stream and the reversion are added to obtain a value indication.

In order to arrive at the operating company (REIT) level value, Duff & Phelps made an adjustment to the value indications from the real estate analysis by deducting the capitalized annual asset management fees and general and administrative expenses incurred by CVREIT, and adding other current assets less current liabilities.

Valuation Analysis of CVREIT

As part of its analysis, Duff & Phelps’ performed a valuation analysis of CVREIT on a standalone basis using the two generally accepted valuation approaches as discussed above.

CVREIT Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis using the Management Projections for fiscal years 2019 through 2023 to derive indications of total enterprise value for CVREIT. The table below summarizes the financial projections used in the DCF analysis for CVREIT:

Projected Financial Performance					CVREIT
($ in thousands)
	Management Projections
	2019P	2020P	2021P	2022P	2023P
Healthcare Revenues	$68,169	$76,219	$78,940	$82,029	$85,085
Other Revenues	1,330	172	172	172	173
Non-Cash Revenues	641	641	641	641	624
Straight-Line Rent Adjustment	13,195	6,537	4,400	1,612	1,612
Common Area Maintenance Revenues	4,715	4,881	4,994	5,085	5,178
Vacancy Assumption	(11)	(15)	(16)	(16)	(17)

Total Revenues	$88,038	$88,434	$89,130	$89,523	$92,655
Growth	45.8%	0.5%	0.8%	0.4%	3.5%

Property Management Fees	($2,205)	($2,417)	($2,502)	($2,597)	($2,692)
Common Area Maintenance	(6,720)	(5,505)	(5,606)	(5,710)	(5,815)

Income from Rental Operations	$79,112	$80,512	$81,022	$81,216	$84,149
Margin	89.9%	91.0%	90.9%	90.7%	90.8%

Asset Management Fees	($6,990)	($6,119)	($6,231)	($6,346)	($6,465)
General & Administrative Expenses	(9,601)	(8,716)	(8,692)	(8,692)	(8,692)

EBITDA	$62,521	$65,677	$66,100	$66,178	$68,992
Margin	71.0%	74.3%	74.2%	73.9%	74.5%
Growth	91.3%	5.0%	0.6%	0.1%	4.3%

In its analysis shown in the table below, Duff & Phelps calculated the projected unlevered free cash flows of CVREIT for the fiscal years 2019 through 2023. All of the assumptions and estimates used to determine CVREIT’s unlevered free cash flows were provided by CVREIT management.

Duff & Phelps performed a DCF using unlevered free cash flows, which were discounted back to present using the estimated weighted average cost of capital.

Discounted Cash Flow Analysis							CVREIT
($ in thousands)
	Management Projections					4-YR	5-YR
	2019P	2020P	2021P	2022P	2023P	CAGR	Average
Total Revenues	$88,038	$88,434	$89,130	$89,523	$92,655	1.3%
Growth	NM	0.5%	0.8%	0.4%	3.5%		1.3%
EBITDA	62,521	65,677	66,100	66,178	68,992	2.5%
EBITDA Margin	71.0%	74.3%	74.2%	73.9%	74.5%		73.6%

	3/19-12/19
EBITDA	$52,575	$65,677	$66,100	$66,178	$68,992
Non-Cash Rent Adjustment	(13,195)	(6,537)	(4,400)	(1,612)	(1,612)
Capital Expenditures	(864)	(373)	(376)	(378)	(380)
Tenant Improvements & Leasing Commissions	(3,247)	(7,652)	0	0	0
(Increase) Decrease in Working Capital	5,084	210	193	202	209

Unlevered Free Cash Flow	$40,354	$51,324	$61,517	$64,390	$67,210

Enterprise Value	Low	Mid	High
Terminal Growth Rate	2.00%	2.00%	2.00%
Weighted Average Cost of Capital	9.00%	8.50%	8.00%
Enterprise Value Range (Rounded) (1)	$919,400	$994,100	$1,079,800
Equity Value Range (Rounded) (2)	$678,500	$745,400	$823,400

Implied Valuation Multiples (3)		Low	Mid	High
2019 EBITDA	$62,521	14.7x	15.9x	17.3x
2020 EBITDA	65,677	14.0x	15.1x	16.4x
2019 FFO	52,329	13.0x	14.2x	15.7x
2019 AFFO	39,783	17.1x	18.7x	20.7x

1.	Includes the present value of dispositions of Walnut Hill, a Stonegate Medical Center building (“Stonegate Building”) and 21st Century Oncology—Bradenton.

2.

Equity Value is determined by taking Enterprise Value plus cash and other assets, less liabilities, accrued cash dividends and debt. Equity Value excludes present value of disposition proceeds for purposes of determining implied multiples of FFO and AFFO.

3.	EBITDA multiples are based on Enterprise Value: FFO and AFFO multiples are based on Equity Value.

Duff & Phelps calculated a terminal value for CVREIT using the Gordon Growth method by growing 2023 unlevered cash flows by the terminal growth rate of 2.0% and dividing by the resulting number from taking the weighted average cost of capital less the terminal growth rate.

Duff & Phelps then discounted the sum of the projected unlevered free cash flows for fiscal year 2019 through 2023 and the terminal value for CVREIT by the estimated weighted average cost of capital ranging from 8.0% to 9.0%.

CVREIT’s estimated weighted average cost of capital was calculated based on the Capital Asset Pricing Model using information derived from the companies in the selected public companies analysis. The weighted average cost of capital reflected the relative risk associated with the CVREIT’s projected unlevered free cash flows as well as the rates of return that security holders could expect to realize on alternative investment opportunities.

The discounted cash flow analysis resulted in an estimated total enterprise value ranging from $919.4 million to $1,079.8 million.

CVREIT Market Approach

Duff & Phelps selected seven publicly traded companies in the healthcare REIT industry that Duff & Phelps deemed relevant to its analysis.

Duff & Phelps analyzed the asset composition, business risk, and financial performance of each of the publicly traded REITs relative to CVREIT. Duff & Phelps then analyzed the selected public companies’ trading multiples of enterprise value to latest twelve-month (“LTM”) and projected EBITDA, enterprise value to LTM and projected revenues, and equity value to LTM and projected funds from operations (“FFO”) as well as Adjusted FFO (“AFFO”) multiples. Enterprise value is calculated as the sum of the equity market value (diluted shares outstanding multiplied by the current stock price) and net indebtedness.

Duff & Phelps also identified a number of M&A transactions involving target companies that had businesses similar to that of CVREIT. Duff & Phelps analyzed the implied valuation multiples of the target companies based on the transaction prices.

The companies utilized for comparative purposes in the following analysis were not identical to CVREIT, and the transactions utilized for comparative purposes in the following analysis were not identical to the REIT Merger. Duff & Phelps does not have access to nonpublic information of any of the companies or transactions used for comparative purposes. Accordingly, a complete valuation analysis of CVREIT and the REIT Merger cannot rely solely upon a quantitative review of the selected public companies and selected transactions, but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets and other factors that could affect their value relative to that of CVREIT and the REIT Merger. Therefore, the selected public companies and selected M&A transactions analysis is subject to these limitations.

Selected Public Companies Analysis

A selected public companies analysis compares a group of public companies that investors may consider similar to CVREIT, and applies valuation multiples to CVREIT’s financial performance metrics based on the qualitative and quantitative comparison. Comparative factors include, but are not limited to, size, historical and projected growth, profitability margins and volatility in earnings and factors that affect the riskiness of future cash flows.

Duff & Phelps compared certain financial information of CVREIT to corresponding data and ratios from publicly traded companies that Duff & Phelps deemed relevant to its analysis. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. Duff & Phelps included the following seven companies in the selected public companies analysis based on their relative similarity, primarily in terms of asset composition and business focus to those of CVREIT:

• Community Healthcare Trust Incorporated	• Global Medical REIT, Inc.

• Healthcare Realty Trust Incorporated	• Healthcare Trust of America

• Medical Properties Trust, Inc.	• Physicians Realty Trust

• Universal Health Realty Income Trust

Duff & Phelps reviewed the selected public companies, taken as a group. Duff & Phelps noted that the public companies were generally larger in size and their portfolios, in general, contained lower acuity healthcare assets in comparison to CVREIT’s assets.

Selected Public Companies Analysis													As of March 29, 2019
COMPANY INFORMATION	EBITDA GROWTH				FFO PER SHARE GROWTH				AFFO PER SHARE GROWTH				EBITDA MARGIN
Company Name	3-YR CAGR	LTM	2019	2020	3-YR CAGR	LTM	2019	2020	3-YR CAGR	LTM	2019	2020	3-YR AVG	LTM	2019	2020
Healthcare
Community Healthcare Trust Incorporated	NM	34.1%	30.6%	22.9%	19.1%	-5.0%	33.3%	16.7%	27.4%	14.5%	12.2%	16.8%	66.5%	69.1%	69.2%	67.2%
Global Medical REIT Inc.	NM	NM	24.2	17.9	NM	NM	7.7	13.1	NM	NM	11.8	1.8	60.7	87.8	83.5	80.9
Healthcare Realty Trust Incorporated	3.2	4.9	2.9	5.4	8.2	3.3	1.2	3.1	-1.8	-2.7	16.7	4.0	55.7	55.0	54.9	54.7
Healthcare Trust of America, Inc.	19.8	11.6	3.9	5.4	2.8	4.1	1.9	3.6	2.8	4.1	7.4	4.0	61.2	61.1	63.2	64.8
Medical Properties Trust, Inc.	27.7	13.8	8.1	15.8	13.4	0.7	3.6	9.2	5.4	-3.5	4.1	13.5	88.1	89.6	91.8	92.1
Physicians Realty Trust	47.5	20.6	0.3	8.1	NM	3.9	1.8	1.4	NM	2.2	7.4	2.9	65.8	65.0	64.0	64.6
Universal Health Realty Income Trust	5.7	4.1	NA	NA	4.4	5.9	NA	NA	4.4	5.9	NA	NA	69.0	68.8	NA	NA
Mean—Healthcare	20.8%	14.8%	11.7%	12.6%	9.6%	2.2%	8.3%	7.9%	7.6%	3.4%	9.9%	7.2%	66.7%	70.9%	71.1%	70.7%
Median—Healthcare	19.8%	12.7%	6.0%	11.9%	8.2%	3.6%	2.8%	6.4%	4.4%	3.1%	9.6%	4.0%	65.8%	68.8%	66.6%	66.0%

Duff & Phelps used publicly available historical financial data and equity research estimates as compiled by S&P Capital IQ, a web-based research and financial information database, to calculate certain valuation ratios for the public companies listed in the table below. Duff & Phelps analyzed historical and projected EBITDA, FFO, and AFFO for each of the publicly traded companies. Duff & Phelps then analyzed such public companies’ trading multiples of enterprise value to their respective reported and forecasted (as available) revenue and EBITDA, and equity value to their respective reported and forecasted (as available) FFO and AFFO. The table below summarizes such analysis:

Selected Public Companies Analysis														As of March 29, 2019
(US$ in millions, except per share data)
COMPANY INFORMATION	MARKET DATA						ENTERPRISE VALUE AS MULTIPLE OF				EQUITY VALUE AS A MULTIPLE OF
Company Name	Common Stock Price on 03/29/2019	% of 52- Week High	Equity Value	Enterprise Value	Debt / EV	Dividend Payout Ratio	LTM EBITDA	2019 EBITDA	2020 EBITDA	2019 Revenue	LTM FFO	2019 FFO	2020 FFO	LTM AFFO	2019 AFFO	2020 AFFO
Healthcare
Community Healthcare Trust Incorporated	$35.89	96.6%	$646	$791	18.7%	88.4%	23.5x	18.0x	14.7x	12.48x	26.8x	20.1x	17.2x	21.9x	19.5x	16.7x
Global Medical REIT Inc.	9.82	89.1	330	750	42.5	53.9	16.1	10.5	8.9	8.78	12.6	11.7	10.3	12.9	11.6	11.4
Healthcare Realty Trust Incorporated	32.11	97.4	4,133	5,462	24.6	91.7	22.1	21.4	20.3	11.77	20.3	20.1	19.5	29.7	25.5	24.5
Healthcare Trust of America, Inc.	28.59	97.8	5,863	8,295	30.6	93.1	19.4	18.7	17.7	11.82	17.6	17.3	16.7	22.3	20.8	20.0
Medical Properties Trust, Inc.	18.51	98.0	7,053	10,283	39.3	98.4	14.6	13.5	11.7	12.42	13.5	13.0	11.9	16.8	16.2	14.2
Physicians Realty Trust	18.81	98.2	3,427	5,021	30.5	92.6	18.3	18.2	16.9	11.66	17.4	17.1	16.9	19.8	18.4	17.9
Universal Health Realty Income Trust	75.71	98.4	1,041	1,292	20.2	100.0	24.1	NA	NA	NA	23.1	NA	NA	NA	NA	NA
Mean—Healthcare		96.5%	$3,213	$4,556	29.5%	88.3%	19.7x	16.7x	15.0x	11.49x	18.8x	16.6x	15.4x	20.6x	18.7x	17.5x
Median—Healthcare		97.8%	$3,427	$5,021	30.5%	92.6%	19.4x	18.1x	15.8x	11.79x	17.6x	17.2x	16.8x	20.8x	19.0x	17.3x

Based on the risk analysis described above, Duff & Phelps selected projected 2019 EBITDA multiples of enterprise value of 13.0x to 15.0x and projected 2020 EBITDA multiples of 12.5x to 14.5x to apply to CVREIT’s projected 2019 and 2020 EBITDA to arrive at indicated enterprise values ranging from $816.9 million to $945.1 million before adding the disposition proceeds from Walnut Hill, Stonegate Building and 21st Century Oncology-Bradenton. After adding the present value of disposition proceeds from the expected future sales of Walnut Hill, Stonegate Building and 21st Century Oncology-Bradenton, ranging between $31.9 million and $47.3 million, CVREIT’s indicated enterprise value ranged from $848.8 million to $992.4 million.

Furthermore, Duff & Phelps compared the valuation multiples from the selected public company analysis and the selected M&A transactions analysis to the range of implied multiples of EBITDA, FFO and AFFO for CVREIT based on the DCF analysis. Based on CVREIT’s risk and growth profile relative to the selected publicly traded companies, the implied multiples for CVREIT were determined to be reasonable.

Selected Transactions Analysis

Duff & Phelps also identified certain precedent M&A transactions involving target REITs that are somewhat similar to CVREIT. Duff & Phelps compared CVREIT to the target companies involved in the selected M&A transactions listed in the table below. The selection of these M&A transactions was based, among other things, on the target company’s industry, the relative size of the M&A transaction compared to the REIT Merger and the availability of public information related to the M&A transactions.

Selected M&A Transaction Analysis
($ in millions)
Announced	Target Name	Target Business Description	Acquirer Name	Enterprise Value	LTM Revenue	LTM EBITDA	EBITDA Margin	EV / Revenue	EV / EBITDA
Healthcare
Jan-19	MedEquities Realty Trust, Inc.	Self-managed and self-administered real estate investment trust that invests in a diversified mix of healthcare properties and healthcare-related real estate debt investments.	Omega Healthcare Investors, Inc.	$600.2	$57.3	$42.0	73.3%	10.48x	14.3x
Apr-18	Quality Care Properties, Inc.	One of the nation’s largest actively managed real estate companies focused on postacute/skilled nursing and memory care/assisted living properties.	Welltower Inc.	$3,416.3	$270.0	$239.2	88.6%	12.65x	14.3x
May-17	Care Capital Properties, Inc.	Focuses on owning, acquiring, and leasing skilled nursing facilities and other healthcare assets operated by private regional and local care providers in the United States.	Sabra Health Care REIT, Inc.	$4,076.7	$335.7	$308.2	91.8%	12.14x	13.2x
May-17	Sentio Healthcare Properties, Inc	Real estate investment trust launched by and managed by Sentio Investments, LLC. The fund invests in the real estate markets of the United States.	KAREP Master JV, LLC	$745.4	$131.1	$40.7	31.0%	5.69x	18.3x
Apr-17	Generation Healthcare REIT	Property fund launched and managed by ING Real Estate Investment Management Australia.	NWH Australia Asset Trust	$576.6	$38.3	NM	NA	15.06x	NA
Data Center
Jun-17	DuPont Fabros Technology, Inc.	Real estate investment trust that invested in carrier-neutral data centers and provided colocation and peering services.	Digital Realty Trust, Inc.	$7,131.9	$530.0	$322.7	60.9%	13.46x	22.1x
			Mean	$2,757.9	$227.1	$190.6	69.1%	11.58x	16.4x
			Median	$2,080.8	$200.6	$239.2	73.3%	12.40x	14.3x

Dispositions

Duff & Phelps estimated the net present value of disposition proceeds from sales of Walnut Hill, Stonegate Building and 21st Century Oncology-Bradenton by discounting the estimated ranges for each property using the estimated weighted average cost of capital ranging from 8.0% to 9.0%.

Dispositions
Management Scenario
					Projections
Property Name	Property Type	Sale Year	Sale Price	Selling Cost	2019	2020
Walnut Hill (1)	Healthcare	2019	$45,000	($956)	$44,044	$0
Stonegate Building (2)	Healthcare	2020	2,730	(191)	—	2,539
21st Century Oncology-Bradenton (3)	Healthcare	2019	1,000	(75)	925	—

Estimated Net Sales Proceeds					$44,969	$2,539

Duff & Phelps Scenario
					Projections
Property Name	Property Type	Sale Year	Sale Price	Selling Cost	2019	2020
Walnut Hill (4)	Healthcare	2019	$30,000	($638)	$29,363	$0
Stonegate Building (2)	Healthcare	2020	2,730	(191)	—	2,539
21st Century Oncology-Bradenton (3)	Healthcare	2019	1,000	(75)	925	—

Estimated Net Sales Proceeds					$30,288	$2,539

	Low	Mid	High
Discount Rate Range	9.00%	8.50%	8.00%
Net Present Value of Net Sales Proceeds	$31,900	$39,600	$47,300

CVREIT Property Level Valuation Analysis

Duff & Phelps was provided with Stanger NAV and appraisal reports dated June 30, 2018, along with updated property-level financials and management commentary. With this information, Duff & Phelps tested the reasonableness of the Stanger NAV and updated the individual property valuations through the following process:

(1)	On-site inspections of five CVREIT assets were completed (~31% of total CVREIT asset value);

(2)	Tenant credit ratings were checked against available sources for potential changes;

(3)	Forward-looking NOI was updated using Argus models and current rent rolls; and

(4)

Capitalization and discount rate assumptions from the Stanger reports were extracted and tested for reasonableness as well as changes in market conditions using industry surveys and comparable transactions for each property type.

Properties with stable operating conditions were valued using direct capitalization. Unstable properties and properties identified by management with tenancy issues were valued using discounted cash flow methodology. Pending sales were valued at cost.

Property Level Valuation Summary—CVREIT

	# of Props	Value Range
		Low End	High End
Healthcare
Direct Cap	56	$745,760,000	$857,460,000
Discounted Cash Flow	3	$294,412,843	$352,419,077
Walnut Hill	1	$30,000,000	$45,000,000
Scheduled Asset Dispositions	2	$3,464,000	$3,464,000

Total CVREIT Asset Value	62	$1,073,636,843	$1,258,343,077
CVREIT Implied Cap Rate of Direct Cap		7.74%	6.73%

Based on the property level valuation analysis, indicated aggregate property level value for CVREIT ranged from $1,073.6 million to $1,258.3 million.

In order to arrive at the operating company (REIT) level value, Duff & Phelps made an adjustment to the real estate value indications by subtracting out the capitalized (net present value of future cash flows) annual asset management fees and operating expenses incurred for CVREIT. The asset management fee and general and administrative expenses were discounted to present value using the estimated weighted average cost of capital ranging from 8.0% to 9.0%, with a terminal growth rate of 0% for the asset management fees, and a perpetuity growth rate of 2% for the general and administrative expenses.

Asset Management Fee					CVREIT
($ in thousands)

	Projected Fiscal Year Ending December 31,
	2019	2020	2021	2022	2023
Asset Management Fee	$9,601	$8,716	$8,692	$8,692	$8,692

	Low	Mid	High
Discount Rate Range	9.00%	8.50%	8.00%
Net Present Value of Asset Management Fee	$103,900	$109,600	$116,000

General & Administrative Expenses					CVREIT
($ in thousands)

	Projected Fiscal Year Ending December 31,
	2019	2020	2021	2022	2023
General & Administrative Expenses	$6,990	$6,119	$6,231	$6,346	$6,465

	Low	Mid	High
Discount Rate Range	9.00%	8.50%	8.00%
Net Present Value of General & Administrative Expenses	$92,100	$98,700	$106,500

Based on the property level valuation analysis, adjusted for REIT-level expenses of capitalized asset management fees and capitalized general and administrative expenses, and other net assets and liabilities, CVREIT’s indicated enterprise value ranged from $875.6 million to $1,033.8 million, as shown below.

Real Estate Valuation Conclusion			CVREIT
($ in thousands)

	Low	Mid	High
Aggregate Property Level Values	$1,073,637	$1,165,990	$1,258,343

Plus: Other Assets	4,149	4,149	4,149
Less: Other Liabilities	(6,181)	(6,181)	(6,181)
Less Present Value of General & Administrative Expenses	(92,100)	(98,700)	(106,500)
Less Present Value of Asset Management Fee	(103,900)	(109,600)	(116,000)

Real Estate Valuation Conclusion (Rounded)	$875,600	$955,700	$1,033,800

CVREIT Valuation Analysis Conclusions

Duff & Phelps’ valuation analysis, as summarized in the table below, resulted in indications of estimated total enterprise value ranging from $881.3 million to $1,035.3 million. After making adjustments for cash, accrued cash dividends, net related party receivables, debt and 181,086,622 shares outstanding, Duff & Phelps’ analysis implied a value per share ranging from $3.71 to $4.56.

Valuation Conclusion			CVREIT
($ in thousands, except per share values)

	Low	Mid	High
Enterprise Value

Discounted Cash Flow Analysis	$919,400	$994,100	$1,079,800
Market Approach	848,800	920,600	992,400
Real Estate Valuations (1)	875,600	955,700	1,033,800

Enterprise Value Conclusion	$881,300	$956,800	$1,035,300

Plus: Cash and Equivalents (2)	28,006	28,006	28,006
Less: Cash Accrued Dividends (2)	(2,691)	(2,691)	(2,691)
Plus: Other net (3)	1,469	1,469	1,469
Less: Debt (2)	(235,819)	(235,819)	(235,819)
Less: Advisor Promote (4)	0	0	0

Aggregate Equity Value	672,300	747,800	826,300

Fully Diluted Shares Outstanding (5)	181,086,622	181,086,622	181,086,622

Indicated Value per Share	$3.71	$4.13	$4.56

1.	Aggregate property level values determined by Duff & Phelps, less present value of asset management fees and general & administrative expenses, plus other assets net of liabilities.
2.	As of March 31, 2019.
3.	Note receivable netted against related party payables.
4.

After investors have received a return of their net capital contributions and an 8.0% cumulative non-compounded annual return, the Advisor is entitled to receive 15.0% of the remaining net sale proceeds, or a subordinated participation in net sale proceeds. The Advisor’s subordinated participation was estimated to have no value.

5.

Includes 180,644,686 shares of CVREIT Common Stock outstanding on March 31, 2019, 22,500 shares of CVREIT Common Stock granted under the CVREIT Equity Incentive Plan, 200 shares of CVREIT Common Stock reserved for issuance upon redemption of CVREIT OP Units, and 419,236 shares of CVREIT Common Stock issued under the distribution reinvestment plan on April 1, 2019.

CVREIT II Post-Merger Valuation Analysis

As part of its analysis, Duff & Phelps performed a valuation analysis of CVREIT and CVREIT II on a combined post-merger basis (“CVREIT II Post-Merger”) using the same valuation methodologies as discussed above.

CVREIT II Post-Merger Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis using the Management Projections for fiscal years 2019 through 2023 to derive indications of total enterprise value for CVREIT II Post-Merger. A DCF analysis is designed to provide insight into the intrinsic value of a business based on its projected earnings and capital requirements, as well as the net present value of projected free cash flows. The table below summarizes the financial projections used in the DCF analysis for CVREIT II Post-Merger:

Historical & Projected Financial Performance	CVREIT II Post-Merger
($ in thousands)
	Management Projections
	2019P	2020P	2021P	2022P	2023P
Data Center Revenues	$76,858	$77,797	$82,219	$87,205	$89,566
Healthcare Revenues	136,199	145,247	149,295	153,711	157,636
Unidentified Acquisition Revenues	3,550	10,792	14,629	14,921	15,220
Non-Cash Revenues	5,630	5,573	5,545	4,455	3,777
Straight-Line Rent Adjustment	26,619	18,160	13,361	7,521	4,805
Common Area Maintenance Revenues	36,902	36,844	38,287	39,141	39,459
Data Center Vacancy Assumption	—	—	(398)	(1,288)	(1,558)
Healthcare Vacancy Assumption	(11)	(15)	(16)	(16)	(17)

Total Revenues	$285,746	$294,399	$302,922	$305,650	$308,887
Growth	NA	3.0%	2.9%	0.9%	1.1%

Property Management Fees	($8,327)	($8,855)	($9,270)	($9,576)	($9,789)
Common Area Maintenance	(41,929)	(41,441)	(42,288)	(43,154)	(44,037)

Income from Rental Operations	$235,490	$244,103	$251,365	$252,921	$255,061
Margin	82.4%	82.9%	83.0%	82.7%	82.6%

Asset Management Fees	($22,950)	($23,394)	($23,819)	($23,859)	($23,865)
General & Administrative Expenses	(12,888)	(12,617)	(12,782)	(13,055)	(13,336)

EBITDA	$199,652	$208,092	$214,764	$216,006	$217,861
Margin	69.9%	70.7%	70.9%	70.7%	70.5%
Growth	NA	4.2%	3.2%	0.6%	0.9%

In its analysis shown in the table below, Duff & Phelps calculated the projected unlevered free cash flows of CVREIT II Post-Merger for the fiscal years 2019 through 2023. All of the assumptions and estimates used to determine CVREIT II Post-Merger’s unlevered free cash flows were provided by Company management.

Duff & Phelps performed a DCF using unlevered free cash flows, which were discounted back to present using the estimated weighted average cost of capital.

Discounted Cash Flow Analysis		CVREIT II Post-Merger
($ in thousands)
		Management Projections					4-YR CAGR	5-YR Average
		2019P	2020P	2021P	2022P	2023P
Total Revenues		$285,746	$294,399	$302,922	$305,650	$308,887	2.0%
Growth		NA	3.0%	2.9%	0.9%	1.1%		2.0%

EBITDA		199,652	208,092	214,764	216,006	217,861	2.2%
EBITDA Margin		69.9%	70.7%	70.9%	70.7%	70.5%		70.5%

		3/19-12/19
EBITDA		$167,501	$208,092	$214,764	$216,006	$217,861
Non-Cash Rent Adjustment		(22,182)	(18,160)	(13,361)	(7,521)	(4,805)
Capital Expenditures		(10,193)	(10,873)	(11,281)	(3,195)	(1,535)
Property Acquisitions		(102,500)	(102,500)	0	0	0
Tenant Improvements & Leasing Commissions		(6,260)	(12,943)	(5,515)	(2,333)	(5,328)
(Increase) Decrease in Working Capital		395	421	412	431	437

Unlevered Free Cash Flow		$26,761	$64,037	$185,018	$203,388	$206,631

Enterprise Value		Low	Mid	High
Terminal Growth Rate		2.00%	2.00%	2.00%
Weighted Average Cost of Capital		8.75%	8.25%	7.75%
Concluded Enterprise Value Range (Rounded) (1)		$2,755,700	$2,992,200	$3,268,600
Concluded Equity Value Range (Rounded) (2)		$1,511,400	$1,740,100	$2,008,800

Implied Valuation Multiples (3)
2019 EBITDA	$199,652	13.8x	15.0x	16.4x
2020 EBITDA	208,092	13.2x	14.4x	15.7x
2019 FFO	149,401	10.1x	11.6x	13.4x
2019 AFFO	118,449	12.8x	14.7x	17.0x

(1)	Includes the present value of dispositions of Walnut Hill, Stonegate Building, and 21st Century Oncology- Bradenton.
(2)

Equity Value is determined by taking Enterprise Value plus cash and other assets, less liabilities, accrued cash dividends and debt. Equity Value excludes present value of disposition proceeds for purposes of determining implied multiples of FFO and AFFO.

(3)	EBITDA multiples are based on Enterprise Value: FFO and AFFO multiples are based on Equity Value

Duff & Phelps calculated a terminal value for CVREIT II Post-Merger using the Gordon Growth method by growing 2023 unlevered cash flows by the terminal growth rate of 2.0% and dividing by the resulting number from taking the weighted average cost of capital less the terminal growth rate.

Duff & Phelps then discounted the sum of the projected unlevered free cash flows for fiscal year 2019 through 2023 and the terminal value for CVREIT II Post-Merger by the estimated weighted average cost of capital ranging from 7.75% to 8.75%.

CVREIT II Post-Merger’s estimated weighted average cost of capital was calculated based on the Capital Asset Pricing Model using information derived from the companies in the selected public companies analysis.

The weighted average cost of capital reflected the relative risk associated with CVREIT II Post-Merger’s projected unlevered free cash flows as well as the rates of return that security holders could expect to realize on alternative investment opportunities.

The discounted cash flow analysis resulted in an estimated total enterprise value ranging from $2,755.7 million to $3,268.6 million.

CVREIT II Market Approach

Duff & Phelps selected seven publicly traded companies in the healthcare REIT industry and five publicly traded companies in the data center REIT industry that Duff & Phelps deemed relevant to its analysis.

Healthcare Public REITs

• Community Healthcare Trust Incorporated	• Global Medical REIT, Inc.

• Healthcare Realty Trust Incorporated	• Healthcare Trust of America

• Medical Properties Trust, Inc.	• Physicians Realty Trust

• Universal Health Realty Income Trust

Data Center Public REITs

• CoreSite Realty Corporation	• CyrusOne, Inc.

• Digital Realty Trust, Inc.	• Equinix, Inc.

• QTS Realty Trust, Inc.

Duff & Phelps reviewed the selected public companies, taken as a group. Duff & Phelps noted that the public companies were generally larger in size and their portfolios, in general, contained lower acuity healthcare assets in comparison to CVREIT’s assets.

Selected Public Companies Analysis	As of March 29, 2019
COMPANY INFORMATION	EBITDA GROWTH				FFO PER SHARE GROWTH				AFFO PER SHARE GROWTH				EBITDA MARGIN
Company Name	3-YR CAGR	LTM	2019	2020	3-YR CAGR	LTM	2019	2020	3-YR CAGR	LTM	2019	2020	3-YR AVG	LTM	2019	2020
Healthcare
Community Healthcare Trust Incorporated	NM	34.1%	30.6%	22.9%	19.1%	-5.0%	33.3%	16.7%	27.4%	14.5%	12.2%	16.8%	66.5%	69.1%	69.2%	67.2%
Global Medical REIT Inc.	NM	NM	24.2	17.9	NM	NM	7.7	13.1	NM	NM	11.8	1.8	60.7	87.8	83.5	80.9
Healthcare Realty Trust Incorporated	3.2	4.9	2.9	5.4	8.2	3.3	1.2	3.1	-1.8	-2.7	16.7	4.0	55.7	55.0	54.9	54.7
Healthcare Trust of America, Inc.	19.8	11.6	3.9	5.4	2.8	4.1	1.9	3.6	2.8	4.1	7.4	4.0	61.2	61.1	63.2	64.8
Medical Properties Trust, Inc.	27.7	13.8	8.1	15.8	13.4	0.7	3.6	9.2	5.4	-3.5	4.1	13.5	88.1	89.6	91.8	92.1
Physicians Realty Trust	47.5	20.6	0.3	8.1	NM	3.9	1.8	1.4	NM	2.2	7.4	2.9	65.8	65.0	64.0	64.6
Universal Health Realty Income Trust	5.7	4.1	NA	NA	4.4	5.9	NA	NA	4.4	5.9	NA	NA	69.0	68.8	NA	NA
Mean—Healthcare	20.8%	14.8%	11.7%	12.6%	9.6%	2.2%	8.3%	7.9%	7.6%	3.4%	9.9%	7.2%	66.7%	70.9%	71.1%	70.7%
Median—Healthcare	19.8%	12.7%	6.0%	11.9%	8.2%	3.6%	2.8%	6.4%	4.4%	3.1%	9.6%	4.0%	65.8%	68.8%	66.6%	66.0%
Data Center
CoreSite Realty Corporation	21.1%	11.8%	12.3%	12.2%	16.7%	11.9%	4.0%	10.1%	25.6%	25.3%	4.1%	8.8%	51.8%	52.0%	54.3%	54.7%
CyrusOne Inc.	30.7	21.0	19.3	17.0	17.7	6.1	-4.2	8.8	19.7	14.1	-8.0	9.4	51.7	52.4	52.4	53.3
Digital Realty Trust, Inc.	25.7	28.5	7.9	8.0	7.7	7.3	4.9	8.5	11.7	10.2	8.1	7.6	55.9	57.4	58.6	59.1
Equinix, Inc. (REIT)	25.3	18.0	17.7	10.9	13.2	22.1	19.0	14.4	13.3	11.6	9.6	8.5	43.1	44.2	47.5	48.3
QTS Realty Trust, Inc.	15.9	4.8	14.2	13.1	3.6	-7.6	2.4	10.0	5.1	-11.2	5.9	8.7	44.5	48.4	53.2	53.8
Mean—Data Center	23.8%	16.8%	14.3%	12.2%	11.8%	8.0%	5.2%	10.4%	15.1%	10.0%	3.9%	8.6%	49.4%	50.9%	53.2%	53.8%
Median—Data Center	25.3%	18.0%	14.2%	12.2%	13.2%	7.3%	4.0%	10.0%	13.3%	11.6%	5.9%	8.7%	51.7%	52.0%	53.2%	53.8%
Aggregate Mean	22.3%	15.7%	12.9%	12.4%	10.7%	4.8%	6.9%	9.0%	11.3%	6.4%	7.2%	7.8%	59.5%	62.6%	63.0%	63.0%
Aggregate Median	23.2%	13.8%	12.3%	12.2%	10.7%	4.1%	3.6%	9.2%	8.5%	5.9%	7.4%	8.5%	58.3%	59.3%	58.6%	59.1%
CVREIT I	NM	NM	91.3%	5.0%	NM	NM	NM	5.5%	NM	NM	NM	22.9%	NM	54.1%	71.0%	74.3%
CVREIT II (Pre-Merger)	NM	43.4%	10.6%	5.2%	NM	NM	7.6%	2.8%	NM	NM	NM	5.8%	NM	68.6%	68.2%	68.8%
CVREIT II (Post-Merger)	NA	NA	NA	4.2%	NA	NA	NA	5.1%	NA	NA	NA	13.9%	NA	NA	69.9%	70.7%

Duff & Phelps used publicly available historical financial data and equity research estimates as compiled by S&P Capital IQ, a web-based research and financial information database, to calculate certain valuation ratios for the public companies listed in the table below. Duff & Phelps analyzed historical and projected EBITDA, FFO, and AFFO for each of the publicly traded companies. Duff & Phelps then analyzed such public companies’ trading multiples of enterprise value to their respective reported and forecasted (as available) revenue and EBITDA, and equity value to their respective reported and forecasted (as available) FFO and AFFO. The table below summarizes such analysis:

Selected Public Companies Analysis	As of March 29, 2019
(US$ in millions, except per share data)
COMPANY INFORMATION	MARKET DATA						ENTERPRISE VALUE AS MULTIPLE OF				EQUITY VALUE AS A MULTIPLE OF
Company Name	Common Stock Price on 03/29/2019	% of 52- Week High	Equity Value	Enterprise Value	Debt / EV	Dividend Payout Ratio	LTM EBITDA	2019 EBITDA	2020 EBITDA	2019 Revenue	LTM FFO	2019 FFO	2020 FFO	LTM AFFO	2019 AFFO	2020 AFFO
Healthcare
Community Healthcare Trust Incorporated	$35.89	96.6%	$646	$791	18.7%	88.4%	23.5x	18.0x	14.7x	12.48x	26.8x	20.1x	17.2x	21.9x	19.5x	16.7x
Global Medical REIT Inc.	9.82	89.1	330	750	42.5	53.9	16.1	10.5	8.9	8.78	12.6	11.7	10.3	12.9	11.6	11.4
Healthcare Realty Trust Incorporated	32.11	97.4	4,133	5,462	24.6	91.7	22.1	21.4	20.3	11.77	20.3	20.1	19.5	29.7	25.5	24.5
Healthcare Trust of America, Inc.	28.59	97.8	5,863	8,295	30.6	93.1	19.4	18.7	17.7	11.82	17.6	17.3	16.7	22.3	20.8	20.0
Medical Properties Trust, Inc.	18.51	98.0	7,053	10,283	39.3	98.4	14.6	13.5	11.7	12.42	13.5	13.0	11.9	16.8	16.2	14.2
Physicians Realty Trust	18.81	98.2	3,427	5,021	30.5	92.6	18.3	18.2	16.9	11.66	17.4	17.1	16.9	19.8	18.4	17.9
Universal Health Realty Income Trust	75.71	98.4	1,041	1,292	20.2	100.0	24.1	NA	NA	NA	23.1	NA	NA	NA	NA	NA
Mean—Healthcare		96.5%	$3,213	$4,556	29.5%	88.3%	19.7x	16.7x	15.0x	11.49x	18.8x	16.6x	15.4x	20.6x	18.7x	17.5x
Median—Healthcare		97.8%	$3,427	$5,021	30.5%	92.6%	19.4x	18.1x	15.8x	11.79x	17.6x	17.2x	16.8x	20.8x	19.0x	17.3x
Data Center

CoreSite Realty Corporation	$107.02	90.8%	$3,929	$5,356	25.0%	73.0%	18.9x	16.8x	15.0x	9.14x	21.2x	20.3x	18.5x	22.2x	21.4x	19.7x
CyrusOne Inc.	52.44	76.0	5,659	8,376	33.2	NM	19.5	16.3	13.9	8.55	15.8	16.5	15.2	15.1	16.4	15.0
Digital Realty Trust, Inc.	119.00	95.1	24,731	37,989	29.8	70.4	21.5	19.9	18.4	11.66	18.1	17.2	15.9	19.6	18.2	16.9
Equinix, Inc. (REIT)	453.16	98.3	37,998	48,724	23.3	100.0	21.8	18.5	16.7	8.77	29.0	24.4	21.3	21.9	20.0	18.4
QTS Realty Trust, Inc.	44.99	96.4	2,492	4,330	31.1	78.8	19.9	17.4	15.4	9.25	17.6	17.2	15.7	18.9	17.9	16.4
Mean—Data Center		91.3%	$14,962	$20,955	28.5%	80.5%	20.3x	17.8x	15.9x	9.48x	20.3x	19.1x	17.3x	19.6x	18.8x	17.3x
Median—Data Center		95.1%	$5,659	$8,376	29.8%	75.9%	19.9x	17.4x	15.4x	9.14x	18.1x	17.2x	15.9x	19.6x	18.2x	16.9x
Aggregate Mean		94.3%	$8,108	$11,389	29.1%	85.5%	20.0x	17.2x	15.4x	10.57x	19.4x	17.7x	16.3x	20.1x	18.7x	17.4x
Aggregate Median		97.0%	$4,031	$5,409	30.2%	91.7%	19.7x	18.0x	15.4x	11.66x	17.9x	17.2x	16.7x	19.8x	18.4x	16.9x

Based on the risk analysis described above, Duff & Phelps selected projected 2019 EBITDA multiples of enterprise value of 14.0x to 16.0x and projected 2020 EBITDA multiples of 13.5x to 15.5x to apply to CVREIT II Post-Merger projected 2019 and 2020 EBITDA to arrive at the indicated enterprise value ranging from $2,802.2 million to $3,209.9 million before adding the disposition proceeds from Walnut Hill, Stonegate Building and 21st Century Oncology-Bradenton. After adding the present value of disposition proceeds from the sales of Walnut Hill, Stonegate Building and 21st Century Oncology-Bradenton, ranging between $31.9 million and $47.3 million, as determined by Duff & Phelps, CVREIT II Post-Merger indicated enterprise value ranged from $2,834.1 million to $3,257.2 million.

Furthermore, Duff & Phelps compared the valuation multiples from the selected public company analysis and the selected M&A transactions analysis to the range of implied valuation multiples of EBITDA, FFO and AFFO for CVREIT II Post-Merger based on the Discounted Cash Flow (“DCF”) analysis. Based on CVREIT II Post-Merger risk and growth profile relative to the selected publicly traded companies, the implied multiples for CVREIT II Post-Merger were determined by Duff & Phelps to be reasonable.

Selected Transactions Analysis

Duff & Phelps also identified certain precedent M&A transactions involving target REITs that are somewhat similar to CVREIT II Post-Merger. Duff & Phelps compared CVREIT II Post-Merger to the target companies involved in the selected M&A transactions listed in the table above. The selection of these M&A transactions was based, among other things, on the target company’s industry, the relative size of the M&A transaction compared to the REIT Merger and the availability of public information related to the M&A transactions.

CVREIT II Post-Merger Property Level Valuation Analysis

Duff & Phelps was provided with Stanger NAV and appraisal reports dated June 30, 2018, along with updated property-level financials and management commentary. With this information, Duff & Phelps tested the reasonableness of the Stanger NAV and updated the individual property valuations through the following process:

(1)	On-site inspections of seven CVREIT II assets were completed (~24% of total CVREIT asset value);

(2)	Tenant credit ratings were checked against available sources for potential changes;

(3)	Forward-looking NOI was updated using Argus models and current rent rolls; and

(4)

Capitalization and discount rate assumptions from the Stanger reports were extracted and tested for reasonableness as well as changes in market conditions using industry surveys and comparable transactions for each property type.

Properties with stable operating conditions were valued using direct capitalization. Unstable properties and properties identified by management with tenancy issues were valued using discounted cash flow methodology. Recent acquisitions (less than 12 months) and pending sales were valued at cost.

Property Level Valuation Summary—CVREIT II Post-Merger

	# of Props	Value Range
		Low End	High End
Healthcare
Direct Cap	56	$745,760,000	$857,460,000
Discounted Cash Flow	3	$294,412,843	$352,419,077
Walnut Hill	1	$30,000,000	$45,000,000
Scheduled Asset Dispositions	2	$3,464,000	$3,464,000

Total CVREIT Asset Value	62	$1,073,636,843	$1,258,343,077
CVREIT Implied Cap Rate of Direct Cap		7.74%	6.73%

Healthcare
Direct Cap	51	$865,100,000	$1,007,000,000
Discounted Cash Flow	1	$2,720,132	$3,200,609
Recent Acquisitions	4	$78,035,869	$78,035,869

Total HC Asset Value		$945,856,001	$1,088,236,478
HC Implied Cap Rate of Direct Cap		7.14%	6.13%

Data Centers
Direct Cap	25	$752,500,000	$878,780,000
Discounted Cash Flow	3	$206,500,000	$221,000,000
Recent Acquisitions	1	$9,425,000	$9,425,000

Total DC Asset Value		$968,425,000	$1,109,205,000
DC Implied Cap Rate of Direct Cap		7.01%	6.00%
Total CVREIT II Asset Value	85	$1,914,281,001	$2,197,441,478

CVREIT II Post-Merger Asset Value	147	$2,987,917,844	$3,455,784,555

Based on the property level valuation analysis, indicated aggregate property level value for CVREIT II Post-Merger ranged from $2,987.9 million to $3,455.8 million.

In order to arrive at the operating company (REIT) level value, Duff & Phelps made an adjustment to the real estate value indications by subtracting out the capitalized (net present value of future cash flows) annual asset management fees and operating expenses incurred for CVREIT II. The asset management fee and general and administrative expenses were discounted to present value using the estimated weighted average cost of capital ranging from 7.75% to 8.75%, with a terminal growth rate of 0% for the asset management fees, and a perpetuity growth rate of 2% for the general and administrative expenses.

Asset Management Fee	CVREIT II Post-Merger
($ in thousands)
	Projected Fiscal Year Ending December 31,
	2019	2020	2021	2022	2023

Asset Management Fee	$22,950	$23,394	$23,819	$23,859	$23,865

	Low	Mid	High
Discount Rate Range	8.75%	8.25%	7.75%
Net Present Value of Asset Management Fee	$289,100	$305,600	$324,300

General & Administrative Expenses	CVREIT II Post-Merger
($ in thousands)
	Projected Fiscal Year Ending December 31,
	2019	2020	2021	2022	2023
General & Administrative Expenses	$12,888	$12,617	$12,782	$13,055	$13,336

	Low	Mid	High
Discount Rate Range	8.75%	8.25%	7.75%
Net Present Value of General & Administrative Expenses	$194,900	$209,800	$227,200

Based on the property level valuation analysis, adjusted for REIT-level expenses of capitalized asset management fees and capitalized general and administrative expenses, and other net assets and liabilities, the indicated enterprise value of CVREIT II Post-Merger ranged from $2,500.9 million to $2,901.3 million.

Real Estate Valuation Conclusion
($ in thousands)
	Low	Mid	High
Aggregate Property Level Values	$2,987,918	$3,211,232	$3,455,785
Plus: Other Assets	24,267	24,267	24,267
Less: Other Liabilities	(27,299)	(27,299)	(27,299)
Less Present Value of G&A	(194,900)	(209,800)	(227,200)
Less Present Value of Asset Management Fee	(289,100)	(305,600)	(324,300)

Real Estate Valuation Conclusion (Rounded)	$2,500,900	$2,692,800	$2,901,300

CVREIT II Post-Merger Valuation Analysis Conclusions

Duff & Phelps’ valuation analysis, as summarized in the table below, resulted in indications of estimated total enterprise value ranging from $2,696.9 million to $3,142.4 million. After making adjustments for cash, accrued cash dividends, net related party receivables, debt and based on the fully diluted shares outstanding post-merger of 221,605,226, Duff & Phelps analysis implied a value per share ranging from $6.70 to $8.71.

CVREIT II Post-Merger Valuation Summary
($ in thousands, except per share values)
	Low	Mid	High
Enterprise Value
Discounted Cash Flow Analysis	$2,755,700	$2,992,200	$3,268,600
Market Approach	2,834,100	3,045,650	3,257,200
Real Estate Valuations (1)	2,500,900	2,692,800	2,901,300
Enterprise Value Conclusion	$2,696,900	$2,910,200	$3,142,400

Plus: Cash and Equivalents (2)	111,553	111,553	111,553
Less: Other, net (3)	(10,114)	(10,114)	(10,114)
Less: Debt (2)	(1,307,481)	(1,307,481)	(1,307,481)
Less: Cash Accrued Dividends	(6,406)	(6,406)	(6,406)
Less: Advisor Promote (4)	0	0	0
CVREIT II Post-Merger Aggregate Equity Value (rounded)	$1,484,500	$1,697,800	$1,930,000
Total Fully Diluted Shares Outstanding Post-Merger (5)	221,605,226	221,605,226	221,605,226
CVREIT II Post-Merger Equity Value Per Share	$6.70	$7.66	$8.71

1.	Aggregate property level values determined by Duff & Phelps, less present value of asset management fees and general & administrative expenses, plus other assets net of liabilities.

2.	As of March 31, 2019.

3.	Note receivable netted against related party payables.

4.

After investors have received a return of their net capital contributions and an 8.0% cumulative non-compounded annual return, the CVREIT II Advisor is entitled to receive 15.0% of the remaining net sale proceeds, or a subordinated participation in net sale proceeds. The CVREIT II Advisor’s subordinated participation was estimated to have no value.

5.	See below for CVREIT II’s share build up, post-merger.

CVREIT Pre-Merger Fully Diluted Shares
Number of Shares:
Shares outstanding					180,644,686
DRIP					419,236
Unvested Shares					22,500
OP Units					200
Total CVREIT Shares Outstanding Pre-Merger (1)					181,086,622

CVREIT II Pre-Merger Fully Diluted Shares
	Outstanding	DRIP	Unvested	OP Units	Total
Number of Common Shares:
Class A	82,361,291	231,855	25,500	200	82,618,846
Class I	12,476,247	31,558	0	0	12,507,805
Class T	38,167,316	110,816	0	0	38,278,132
Class T2	3,423,521	10,273	0	0	3,433,794
Total CVREIT II Common Shares Outstanding Pre-Merger (2)					136,838,578

CVREIT II Post-Merger Fully Diluted Shares
Total CVREIT Common Shares Outstanding Pre-Merger (1)		181,086,622
Multiplied by Merger Exchange Ratio (2)	x	0.4681
Class A Shares to be Issued to CVREIT Shareholders (2)		84,766,648
Total CVREIT II Shares Outstanding Pre-Merger (3)		136,838,578
CVREIT II Fully Diluted Shares Outstanding Post-Merger		221,605,226

(1)	As of March 31, 2019, except for the shares issued pursuant to the DRIP on April 1, 2019, which are included in the “DRIP” column.
(2)	Per the REIT Merger, as detailed in the Merger Agreement.
(3)	As of March 31, 2019, except for the shares issued pursuant to the DRIP on April 1, 2019, which are included in the “DRIP” column.

Valuation Conclusions

The Per Share Merger Consideration was calculated by multiplying the estimated equity value per share of CVREIT II Post-Merger by the Merger Exchange Ratio of 0.4681x and adding the $1.00 of cash consideration. This resulted in an estimated Per Share Merger Consideration indication ranging from $4.14 to $5.08. This range is above the estimated per share value indication for CVREIT ranging from $3.71 to $4.56.

Duff & Phelps observed that its analysis supported its determination that the Merger Consideration to be received by the stockholders of CVREIT in the REIT Merger is fair, from a financial point of view, to the stockholders of CVREIT.

Valuation Conclusion
($ in thousands, except per share values)

	Low	Mid	High
CVREIT Estimated Standalone Value
CVREIT Pre-Merger Estimated Equity Value	$672,300	$747,800	$826,300
CVREIT Common Shares Outstanding (1)	181,086,622	181,086,622	181,086,622
CVREIT Estimated Equity Value per Share	$3.71	$4.13	$4.56

Proposed Transaction—Merger Consideration
Stock Consideration Per Share
CVREIT II Post-Merger Equity Value per Share	$6.70	$7.66	$8.71
Multiplied by Merger Exchange Ratio	x	0.4681

Stock Consideration per Share (2)	$3.14	$3.59	$4.08
Cash Consideration per Share (3)	$1.00	$1.00	$1.00
Per Share Merger Consideration	$4.14	$4.59	$5.08

(1)	As of March 31, 2019 except for 419,236 shares issued on April 1, 2019 pursuant to the DRIP.
(2)	Based on the Duff & Phelps estimated value for CVREIT II on a post-merger basis, multiplied by the 0.4681 merger exchange ratio.
(3)	Per the REIT Merger, as detailed in the Merger Agreement.

Other

Fairness Opinion Review Committee. The issuance of Duff & Phelps’ opinion was approved by its fairness review committee.

Disclosure of Prior Relationships. Duff & Phelps has acted as financial advisor to the CVREIT Special Committee and received a fee for its services. No portion of Duff & Phelps’ fee was contingent upon either the conclusion expressed in its opinion or whether or not the REIT Merger is successfully consummated. Pursuant to the terms of the engagement, a portion of Duff & Phelps’ fee was paid upon Duff & Phelps’ informing the CVREIT Special Committee that it was prepared to deliver its opinion. Other than this engagement, during the two years preceding the date of its opinion, Duff & Phelps had no material relationship with any party to the REIT Merger for which compensation was received or was intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Fees and Expenses. Pursuant to its engagement letter with CVREIT, Duff & Phelps received a professional fee in the amount of $700,000 for providing a fairness opinion. CVREIT has also agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Duff & Phelps, its affiliates and each of their respective directors, officers, attorneys and other agents, stockholders, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Duff &  Phelps’ engagement.

Certain CVREIT Unaudited Financial Projections

CVREIT does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity underlying assumptions and estimates. In connection with the CVREIT Special Committee’s consideration of the REIT Merger, CVREIT’s management prepared certain non-public unaudited financial projections regarding CVREIT’s anticipated future performance on a stand-alone basis for fiscal years 2019 through 2024 (the “CVREIT financial projections”), which are summarized below. The CVREIT financial projections were provided, in whole or in part, (i) to the CVREIT Special Committee and Duff & Phelps for Duff & Phelps’ use and reliance in connection with its financial analyses and opinion (see “—Opinion of Duff & Phelps, LLC”) and (ii) to the CVREIT II Special Committee and its financial advisor.

The CVREIT financial projections are summarized in this proxy statement/prospectus solely to give CVREIT stockholders access to information that was made available to the CVREIT Special Committee and Duff & Phelps in connection with their respective evaluations of the REIT Merger, and are not included in this proxy statement/prospectus in order to influence any CVREIT stockholder to make any investment or voting decision with respect to the REIT Merger.

The CVREIT financial projections were prepared solely for internal use and are subjective in many respects. The inclusion of a summary of the CVREIT financial projections in this proxy statement/prospectus should not be regarded as an indication that any of CVREIT, CVREIT II, or their respective financial advisors or any other person considered, or now considers, this information to be necessarily predictive of actual future results or events. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

The CVREIT financial projections were not prepared with a view toward public disclosure or soliciting proxies, nor were they prepared with a view toward compliance with GAAP or with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, neither CVREIT’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any audit or other procedures with respect to the CVREIT financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of CVREIT contained in CVREIT Annual Report on Form 10-K for the year ended December 31, 2018, which is attached as Annex C, relates to CVREIT’s historical financial statements. It does not extend to the CVREIT financial projections and should not be read to do so.

Furthermore, the CVREIT financial projections do not necessarily reflect CVREIT’s current estimates and do not take into account any circumstances or events occurring after the date they were prepared. In particular, the CVREIT financial projections set forth below do not give effect to the REIT Merger nor do they take into account the effect of any failure of the REIT Merger to occur.

Although the CVREIT financial projections are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events. The CVREIT financial projections were based on assumptions and estimates that CVREIT’s management believed were reasonable at the time the CVREIT financial projections were prepared, taking into account relevant information available to CVREIT’s management at the time, but these assumptions and estimates may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on pages 27 and 45, respectively, and in CVREIT’s Annual Report on Form 10-K for the year ended December 31, 2018, which is attached as Annex C to this proxy statement/prospectus and CVREIT’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, which is attached as Annex D to this proxy statement/prospectus. All of these uncertainties and contingencies are difficult to predict and many are beyond the control of CVREIT and will be beyond the control of the Combined Company. As a result, neither CVREIT, CVREIT II nor any of their respective affiliates, officers, directors, advisors or other representatives can provide any assurance that actual results will not differ materially from the CVREIT financial projections, and neither CVREIT nor any of its affiliates undertakes any obligation to update or otherwise revise or reconcile the CVREIT financial projections to reflect circumstances existing after the date such financial projections were generated or to reflect the occurrence of future events.

The inclusion of a summary of the CVREIT financial projections herein should not be deemed an admission or representation by CVREIT or CVREIT II that such financial projections are viewed by CVREIT or CVREIT II as material information of CVREIT. The CVREIT financial projections should be evaluated in conjunction with CVREIT’s reported financial results and the risk factors with respect to the business of CVREIT. See “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 45 and “Where You Can Find More Information” beginning on page 236.

The following summarizes the CVREIT financial projections:

Projected Financial Performance					CVREIT
($ in thousands)
	Management Projections
	2019P	2020P	2021P	2022P	2023P
Healthcare Revenues	$68,169	$76,219	$78,940	$82,029	$85,085
Other Revenues	1,330	172	172	172	173
Non-Cash Revenues	641	641	641	641	624
Straight-Line Rent Adjustment	13,195	6,537	4,400	1,612	1,612
Common Area Maintenance Revenues	4,715	4,881	4,994	5,085	5,178
Vacancy Assumption	(11)	(15)	(16)	(16)	(17)

Total Revenues	$88,038	$88,434	$89,130	$89,523	$92,655
Growth	45.8%	0.5%	0.8%	0.4%	3.5%

Property Management Fees	($2,205)	($2,417)	($2,502)	($2,597)	($2,692)
Common Area Maintenance	(6,720)	(5,505)	(5,606)	(5,710)	(5,815)

Income from Rental Operations	$79,112	$80,512	$81,022	$81,216	$84,149
Margin	89.9%	91.0%	90.9%	90.7%	90.8%

Asset Management Fees	($6,990)	($6,119)	($6,231)	($6,346)	($6,465)
General & Administrative Expenses	(9,601)	(8,716)	(8,692)	(8,692)	(8,692)

EBITDA	$62,521	$65,677	$66,100	$66,178	$68,992
Margin	71.0%	74.3%	74.2%	73.9%	74.5%
Growth	91.3%	5.0%	0.6%	0.1%	4.3%

None of CVREIT, CVREIT II or their respective officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from this unaudited prospective financial information.

EXCEPT AS MAY BE REQUIRED BY APPLICABLE SECURITIES LAWS, CVREIT DOES NOT INTEND TO, AND DISCLAIMS ANY OBLIGATION TO, UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISITING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM).

Certain CVREIT II Post-Merger Unaudited Financial Projections

CVREIT II does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity underlying assumptions and estimates. In connection with the CVREIT Special Committee’s consideration of the REIT Merger, CVREIT II’s management prepared certain non-public unaudited financial projections regarding CVREIT II’s anticipated future performance for the Combined Company for fiscal years 2019 through 2023 (the “CVREIT II Post-Merger financial projections”), which are summarized below. The CVREIT II Post-Merger financial projections were provided, in whole or in part, (i) to the CVREIT II Special Committee and its financial advisor and (ii) to the CVREIT Special Committee and Duff & Phelps for Duff & Phelps’ use and reliance in connection with its financial analyses and opinion (see “—Opinion of Duff & Phelps, LLC”)

The CVREIT II Post-Merger financial projections are summarized in this proxy statement/prospectus solely to give CVREIT stockholders access to information that was made available to the CVREIT Special Committee and Duff & Phelps in connection with their respective evaluations of the REIT Merger, and are not included in this proxy statement/prospectus in order to influence any CVREIT stockholder to make any investment or voting decision with respect to the REIT Merger.

The CVREIT II Post-Merger financial projections were prepared solely for internal use and are subjective in many respects. The inclusion of a summary of the CVREIT II Post-Merger financial projections in this proxy statement/prospectus should not be regarded as an indication that any of CVREIT, CVREIT II, or their respective financial advisors or any other person considered, or now considers, this information to be necessarily predictive of actual future results or events. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

The CVREIT II Post-Merger financial projections were not prepared with a view toward public disclosure or soliciting proxies, nor were they prepared with a view toward compliance with GAAP or with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, neither CVREIT II’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any audit or other procedures with respect to the CVREIT II Post-Merger financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of CVREIT II contained in CVREIT II Annual Report on Form 10-K for the year ended December 31, 2018, which is attached as Annex E, relates to CVREIT II’s historical financial statements. It does not extend to the CVREIT II Post-Merger financial projections and should not be read to do so.

Furthermore, the CVREIT II Post-Merger financial projections do not necessarily reflect CVREIT II’s current estimates and do not take into account any circumstances or events occurring after the date they were prepared.

Although the CVREIT II Post-Merger financial projections are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events. The CVREIT II Post-Merger financial projections were based on assumptions and estimates that management believed were reasonable at the time the CVREIT II Post-Merger financial projections were prepared, taking into account relevant information available to management at the time, but these assumptions and estimates may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on pages 27 and 45, respectively. All of these uncertainties and contingencies are difficult to predict and many are beyond the control of CVREIT II and will be beyond the control of the Combined Company. As a result, neither CVREIT, CVREIT II nor any of their respective affiliates, officers, directors, advisors or other representatives can provide any assurance that actual results will not differ materially from the CVREIT II Post-Merger financial projections, and neither CVREIT II nor any of its affiliates undertakes any obligation to update or otherwise revise or reconcile the CVREIT II Post-Merger financial projections to reflect circumstances existing after the date such financial projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such financial projects are shown to be in error.

The inclusion of a summary of the CVREIT II Post-Merger financial projections herein should not be deemed an admission or representation by CVREIT or CVREIT II that such financial projections are viewed by CVREIT or CVREIT II as material information of the Combined Company and in fact, neither CVREIT nor CVREIT II views the CVREIT II Post-Merger financial projections as material because of the inherent risks and uncertainties associated with such long-term projections. The CVREIT II Post-Merger financial projections should be evaluated in conjunction with CVREIT II’s reported financial results and CVREIT’s reported financial results and the risk factors with respect to the business of CVREIT II and CVREIT. See “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 45 and “Where You Can Find More Information” beginning on page 236.

The following summarizes the CVREIT II Post-Merger financial projections:

Historical & Projected Financial Performance	CVREIT II Post-Merger
($ in thousands)
	Management Projections
	2019P	2020P	2021P	2022P	2023P
Data Center Revenues	$76,858	$77,797	$82,219	$87,205	$89,566
Healthcare Revenues	136,199	145,247	149,295	153,711	157,636
Unidentified Acquisition Revenues	3,550	10,792	14,629	14,921	15,220
Non-Cash Revenues	5,630	5,573	5,545	4,455	3,777
Straight-Line Rent Adjustment	26,619	18,160	13,361	7,521	4,805
Common Area Maintenance Revenues	36,902	36,844	38,287	39,141	39,459
Data Center Vacancy Assumption	—	—	(398)	(1,288)	(1,558)
Healthcare Vacancy Assumption	(11)	(15)	(16)	(16)	(17)

Total Revenues	$285,746	$294,399	$302,922	$305,650	$308,887
Growth	NA	3.0%	2.9%	0.9%	1.1%

Property Management Fees	($8,327)	($8,855)	($9,270)	($9,576)	($9,789)
Common Area Maintenance	(41,929)	(41,441)	(42,288)	(43,154)	(44,037)

Income from Rental Operations	$235,490	$244,103	$251,365	$252,921	$255,061
Margin	82.4%	82.9%	83.0%	82.7%	82.6%

Asset Management Fees	($22,950)	($23,394)	($23,819)	($23,859)	($23,865)
General & Administrative Expenses	(12,888)	(12,617)	(12,782)	(13,055)	(13,336)

EBITDA	$199,652	$208,092	$214,764	$216,006	$217,861
Margin	69.9%	70.7%	70.9%	70.7%	70.5%
Growth	NA	4.2%	3.2%	0.6%	0.9%

None of CVREIT, CVREIT II or their respective officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from this unaudited prospective financial information.

EXCEPT AS MAY BE REQUIRED BY APPLICABLE SECURITIES LAWS, CVREIT II DOES NOT INTEND TO, AND DISCLAIMS ANY OBLIGATION TO, UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISITNG AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM).

Interests of CVREIT II’s Directors and Executive Officers in the REIT Merger

None of CVREIT’s executive officers or members of the CVREIT Board is party to an arrangement with CVREIT, or participates in any CVREIT plan, program or arrangement, that provides such executive officer or board member with financial incentives that are contingent upon the consummation of the REIT Merger.

As of                     , 2019, Messrs. Greene, Kuchin, and Rayevich beneficially owned             ,              and              shares of CVREIT common stock, respectively. Upon the consummation of the REIT Merger, they will each receive a number of shares of CVREIT II Class A Common Stock consistent with the exchange ratio.

Interests of CVREIT’s Directors and Executive Officers in the REIT Merger

In considering the recommendation of the CVREIT Board to approve the REIT Merger, CVREIT stockholders should be aware that directors of CVREIT have certain interests in the REIT Merger that may be different from, or in addition to, the interests of CVREIT stockholders generally. The CVREIT Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. These interests include the interests described below in this section.

Treatment of CVREIT Equity Awards

CVREIT Restricted Shares

CVREIT’s independent directors hold restricted shares of CVREIT common stock issued pursuant to the CVREIT 2010 Restricted Share Plan (the “Incentive Plan”). Except as described below, at the effective time of the REIT Merger, each of these outstanding restricted shares of CVREIT common stock will vest and all restrictions thereon will lapse, and each such CVREIT restricted share will be cancelled and converted into the right to receive $1.00 in cash and 0.4681 shares of CVREIT II Class A Common Stock (or with respect to any fractional share of CVREIT common stock, that fraction of CVREIT II Class A Common Stock consistent with the exchange ratio).

None of CVREIT’s executive officers hold any restricted stock or other equity compensation awards in CVREIT.

Value of Outstanding CVREIT Equity Awards

The table below sets forth the number of shares of CVREIT common stock subject to restricted stock awards held by CVREIT’s independent directors as of                     , 2019, the aggregate values of such restricted stock awards, and the number of shares of CVREIT II Class A Common Stock with respect to which such restricted stock awards are expected to be converted in connection with the REIT Merger. None of CVREIT’s executive officers hold any restricted stock or other equity compensation awards in CVREIT.

CVREIT Restricted Shares
	Number of Unvested CVREIT Restricted Shares (#)	Aggregate Value of Unvested CVREIT Restricted Shares ($)	Number of CVREIT II Class A Shares Issuable in respect of CVREIT Restricted Shares (#)
Independent Directors
Randall Greene		$
Jonathan Kuchin		$
Ronald Rayevich		$

Relationship of CVREIT and CVREIT II

CVREIT Sponsor is affiliated with CVREIT II Sponsor. Both sponsors are indirectly or directly controlled by John E. Carter, who serves as the Chairman of both the CVREIT Board and CVREIT II Board, Michael A. Seton, who serves as the Chief Executive Officer and President of both CVREIT and CVREIT II and as a director on the CVREIT II Board, Kay C. Neely, who serves as Chief Financial officer of both CVREIT and CVREIT II, Mario Garcia, Jr., who serves as a director on the CVREIT Board, and Robert M. Winslow, who serves as a director on the CVREIT II Board. Each aforementioned person, other than Mr. Garcia, will continue their present role in the Combined Company.

Further, controlling persons of each of CVREIT Sponsor and CVREIT II Sponsor control, directly or indirectly, CVREIT II Advisor. In connection with the REIT Merger, pursuant to the CVREIT II Advisory Agreement, CVREIT II Advisor is entitled to an acquisition fee equal to $24,035,000, or 2.0% of the value of CVREIT in the REIT Merger.

Indemnification and Insurance

For a period of six (6) years after the effective time of the REIT Merger, pursuant to the terms of the Merger Agreement and subject to certain limitations, CVREIT II will, and will cause the Surviving Entity to, indemnify, defend and hold harmless the current or former managers, directors, officers, partners, members, trustees, employees, agents, fiduciaries or other individuals of CVREIT or any of the CVREIT subsidiaries (the “Indemnified Parties”) for any action or omission or alleged action or omission at or prior to the effective time of the REIT Merger, including with respect to the transactions contemplated by the Merger Agreement. CVREIT II and the Lightning Merger Sub have agreed that all rights to indemnification and exculpation from liabilities for acts provided in (i) the governing documents of CVREIT or similar organizational documents or agreements of any subsidiary of CVREIT and (ii) any indemnification agreements of CVREIT will survive the REIT Merger and will continue in full force and effect in accordance with their terms. For a period of six years after the effective time of the REIT Merger, the organizational documents of CVREIT II and the Surviving Entity and the organizational documents of any subsidiary of CVREIT II or subsidiary of CVREIT will not have indemnification and director and officer liability limitation provisions less favorable than such provisions in the CVREIT II organizational documents as of the effective time of the REIT Merger, or, if applicable, similar organizational documents or agreements of any subsidiary of CVREIT II.

CVREIT shall use its best efforts to obtain extended reporting period coverage under CVREIT’s existing insurance programs for a period of six years after the effective time of the REIT Merger, to be effective as of the effective time of the REIT Merger

Directors and Management of the Combined Company After the REIT Merger

Following the REIT Merger, CVREIT will not appoint any directors to the board of directors of the Combined Company. The CVREIT II Board currently consists of seven directors, and upon the consummation of the REIT Merger, all of the directors of CVREIT II immediately prior to the effective time of the REIT Merger are expected to comprise the board of directors of the Combined Company after the effective time of the REIT Merger.

The executive officers of CVREIT II immediately prior to the effective time of the REIT Merger will continue to serve as the executive officers of the Combined Company, with Michael A. Seton continuing to serve as the Chief Executive Officer and President of the Combined Company and Kay C. Neely continuing to serve as the Chief Financial Officer, Treasurer and Secretary of the Combined Company.

Regulatory Approvals Required for the REIT Merger

CVREIT and CVREIT II are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the REIT Merger.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the REIT Merger to U.S. holders and non-U.S. holders (each as defined below) of shares of CVREIT common stock and of the ownership and disposition of the CVREIT II Class A Common Stock received in the REIT Merger.

This summary is for general information only and is not tax advice. This summary assumes that holders of CVREIT common stock and CVREIT II common stock hold such common stock as a capital asset within the meaning of Section 1221 of the Code. This summary is based upon the Code, Treasury Regulations promulgated under the Code, referred to herein as Treasury Regulations, judicial decisions and published administrative rulings, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address (i) U.S. federal taxes other than income taxes, (ii) state, local or non-U.S. taxes or (iii) tax reporting requirements, in each case, as applicable to the REIT Merger. In addition, this discussion does not address U.S. federal income tax considerations applicable to persons or entities that are subject to special treatment under U.S. federal income tax law, including, for example:

•	banks, insurance companies, and other financial institutions;

•	tax-exempt organizations or governmental organizations;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•

persons or entities who hold shares of CVREIT common stock (or, following the REIT Merger, the CVREIT II Class A Common Stock) pursuant to the exercise of any employee stock option or otherwise as compensation;

•	individuals subject to the alternative minimum tax;

•	regulated investment companies and REITs;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	broker, dealers or traders in securities;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•

persons holding shares of CVREIT common stock (or, following the REIT Merger, the CVREIT II Class A Common Stock) as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons or entities deemed to sell CVREIT common stock (or, following the REIT Merger, the CVREIT II Class A Common Stock) under the constructive sale provisions of the Code;

•	United States persons or entities whose functional currency is not the U.S. dollar;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	“qualified shareholders” as defined in Section 897(k)(3)(A) of the Code; or

•	persons or entities subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

For purposes of this summary, a “holder” means a beneficial owner of shares of CVREIT common stock (or, following the REIT Merger, of CVREIT II Class A Common Stock), and a “U.S. holder,” means a holder that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a United States court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this summary, a “non-U.S. holder” means a beneficial owner of shares of CVREIT common stock that is a nonresident alien individual or foreign corporation for U.S. federal income tax purposes that is not otherwise subject to special treatment under the Code.

If an entity treated as a partnership for U.S. federal income tax purposes holds shares of CVREIT common stock (or, following the REIT Merger, CVREIT II Class A Common Stock), the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of CVREIT common stock (or, following the REIT Merger, CVREIT II Class A Common Stock) and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

This discussion of material U.S. federal income tax consequences of the REIT Merger and of the ownership and disposition of the CVREIT II Class A Common Stock received in the REIT Merger is not binding on the IRS. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any described herein.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES OF THE COMPANY MERGER AND THE OWNERSHIP AND DISPOSITION OF THE CVREIT II CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Material U.S. Federal Income Tax Consequences of the REIT Merger

Qualification of the Merger as a Reorganization

The parties intend for the REIT Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to the completion of the REIT Merger that DLA Piper render an opinion to CVREIT and Morris, Manning & Martin render an opinion to CVREIT II the effect that the REIT Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinions will be subject to customary exceptions, assumptions and qualifications, and will be based on representations made by CVREIT II and CVREIT regarding factual matters (including those contained in the tax representation letters provided by CVREIT II and CVREIT), and covenants undertaken by CVREIT II and CVREIT. If any assumption or representation is inaccurate in any way, or any covenant is not complied with, the tax consequences of the REIT Merger could differ from those described in the tax opinions and in this summary. These tax opinions represent the legal judgment of counsel rendering the opinion and are not binding on the IRS or the courts. No ruling from the IRS has been or is expected to be requested in connection with the REIT Merger, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the conclusions set forth in the tax opinions. Accordingly, the tax opinions are not a guarantee of the legal outcome of the REIT Merger or any tax benefits that may be derived from the REIT Merger.

Consequences of the REIT Merger to U.S. Holders of CVREIT Common Stock

The following discussion summarizes that material U.S. federal income tax consequences of the REIT Merger to U.S. holders assuming the REIT Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

A U.S. holder of CVREIT common stock will receive a combination of CVREIT II Class A Common Stock and cash in exchange for shares of CVREIT common stock pursuant to the REIT Merger and generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the CVREIT II Class A Common Stock received pursuant to the REIT Merger over such holder’s adjusted U.S. federal income tax basis in its shares of CVREIT common stock surrendered) and (2) the amount of cash received pursuant to the REIT Merger

If a U.S. holder acquired different blocks of CVREIT common stock at different times or different prices, any gain or loss must be determined separately for each block of CVREIT common stock. U.S. holders should consult their tax advisors regarding the manner in which cash and CVREIT II Class A Common Stock received in the REIT Merger should be allocated among different blocks of CVREIT common stock.

In certain cases, if a U.S. holder of CVREIT common stock actually or constructively owns CVREIT II common stock other than CVREIT II Class A Common Stock received in the REIT Merger, the gain that is recognized by the U.S. holder could be treated as having the effect of the distribution of a dividend under the tests described in Section 302 of the Code, in which case such gain would be treated as dividend income for U.S. federal income tax purposes to the extent of the U.S. holder’s ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, U.S. holders of CVREIT common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

A U.S. holder will have an aggregate tax basis in the CVREIT II Class A Common Stock it receives in the REIT Merger equal to the U.S. holder’s aggregate tax basis in its CVREIT common stock surrendered pursuant to the REIT Merger, reduced by the amount of cash received by the U.S. holder pursuant to the REIT Merger and increased by any gain, if any, recognized by the U.S. holder. If a U.S. holder acquired any of its shares of CVREIT common stock at different prices and/or at different times, Treasury Regulations provide guidance on how such U.S. holder may allocate its tax basis to the CVREIT II Class A Common Stock received in the REIT Merger. Such U.S. holders should consult their tax advisors regarding the proper allocation of their basis among the CVREIT II Class A Common Stock received in the REIT Merger under these Treasury Regulations.

The holding period of the CVREIT II Class A Common Stock received by a U.S. holder in connection with the REIT Merger will include the holding period of the CVREIT common stock surrendered in connection with the REIT Merger. U.S. holders owning blocks of CVREIT common stock acquired at different times or different prices should consult their tax advisors with respect to identifying the holding periods of the particular shares of CVREIT II Class A Common Stock received in the REIT Merger.

Consequences of the REIT Merger to Non-U.S. Holders of CVREIT Common Stock

The following discussion summarizes that material U.S. federal income tax consequences of the REIT Merger to non-U.S. holders assuming the REIT Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

A non-U.S. holder’s gain or loss from the REIT Merger will be determined in the same manner as that of a U.S. holder. A non-U.S. holder of CVREIT common stock will not be subject to U.S. federal income taxation on any gain recognized from the receipt of the merger consideration, unless (1) the gain is effectively connected with a U.S. trade or business of the non-U.S. holder, (2) the non-U.S. holder is an individual who has been present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied, or (3) the non-U.S. holder’s CVREIT common stock constitutes a “U.S. real property interest,” or “USPRI,” within the meaning of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”).

A non-U.S. holder of CVREIT common stock whose gain is effectively connected with the conduct of a United States trade or business (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable) will be subject to U.S. federal income tax on such gain on a net basis in the same manner as a U.S. holder. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) on the after-tax amount of such effectively connected gain.

A non-U.S. holder of CVREIT common stock who is an individual present in the United States for 183 days or more in the taxable year of the REIT Merger and who meets certain other requirements will be subject to a flat 30% tax on the gain derived from the REIT Merger, which may be offset by U.S.-source capital losses of such non-U.S. holder, if any.

If the non-U.S. holder’s CVREIT common stock constitutes a USRPI under FIRPTA, such non-U.S. holder will be subject to U.S. federal income tax on the gain recognized in the REIT Merger on a net basis in the same manner as a U.S. holder. A non-U.S. holder’s CVREIT common stock generally will not constitute a USRPI, and gain recognized by a non-U.S. holder generally will not be taxed under FIRPTA if (1) such non-U.S. holder has owned, actually or constructively, not more than 10% of CVREIT’ outstanding common stock during the five-year period ending on the date of the REIT Merger (or, if shorter, the period during which the non-U.S. holder held the stock) or (2) CVREIT is a “domestically controlled REIT”. A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its stock or beneficial interests are held directly or indirectly by non-U.S. holders. CVREIT believes that it is domestically controlled. If CVREIT were not domestically controlled, a non-U.S. holder would be subject to U.S. federal income tax on that holder’s gain in its CVREIT common stock unless (i) the Combined Company is not domestically-controlled and (ii) the non-U.S. holder complies with certain U.S. return filing requirements. If a non-U.S. holder were subject to tax on its exchange of CVREIT common stock in the REIT Merger, its gain would be measured by the excess of (a) the sum of the fair market value of the CVREIT II Class A Common Stock received in the exchange over (b) the non-U.S. holder’s adjusted tax basis in its CVREIT common stock.

Certain Reporting Requirements

Under applicable Treasury Regulations, “significant holders” of CVREIT common stock generally will be required to comply with certain reporting requirements. A U.S. holder is a “significant holder” if, immediately before the REIT Merger, such holder held 5% or more, by vote or value, of the total outstanding CVREIT common stock. Significant holders generally will be required to file a statement with the holder’s U.S. federal income tax return for the taxable year that includes the closing of the REIT Merger. That statement must set forth the holder’s tax basis in, and the fair market value of, the shares of CVREIT common stock surrendered pursuant to the REIT Merger (both as determined immediately before the surrender of shares), the date of the REIT Merger, and the name and employer identification number of CVREIT II, CVREIT and REIT Merger Sub, and the holder will be required to retain permanent records of these facts. U.S. holders should consult their tax advisors as to whether they may be treated as a “significant holder.”

Information Reporting and Backup Withholding

Certain holders of CVREIT common stock may be subject to backup withholding of U.S. federal income tax with respect to any cash payments received in connection with the REIT Merger. Backup withholding generally will not apply, however, to a holder of CVREIT common stock that furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9, or provides a properly completed IRS Form W-8BEN or W-8BEN-E, or is otherwise exempt from backup withholding and provides appropriate proof of the applicable exemption. Backup withholding is not an additional tax, and any amounts withheld will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided that the holder timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE COMPANY MERGER. HOLDERS OF CVREIT COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE COMPANY MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER APPLICABLE TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

REIT Qualification of CVREIT and CVREIT II

Tax Opinions from Counsel Regarding REIT Qualification of CVREIT and CVREIT II

It is a condition to the obligation of CVREIT to complete the REIT Merger that CVREIT receive an opinion of Morris, Manning & Martin, LLP (or other counsel reasonably satisfactory to CVREIT) to the effect that, commencing with CVREIT II’s taxable year that ended on December 31, 2014, CVREIT II has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its proposed method of operation will enable CVREIT II to meet, through the closing of the REIT Merger, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and will be based on customary representations made by CVREIT II and CVREIT II OP. This opinion will not be binding on the IRS or the courts.

The Combined Company intends to continue to operate in a manner to qualify as a REIT following the REIT Merger, but there is no guarantee that it will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depend upon the ability of the Combined Company to meet, through actual annual (or, in some cases, quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of the Combined Company, there can be no assurance that the actual operating results of the Combined Company will satisfy the requirements for taxation as a REIT under the Code for any particular tax year.

It is a condition to the obligation of CVREIT II to complete the REIT Merger that CVREIT II receive an opinion of DLA Piper (or other counsel reasonably acceptable to CVREIT II) to the effect that for all taxable periods commencing with its taxable year ended December 31, 2011, CVREIT has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual method of operation has enabled CVREIT to meet, through the effective time of the REIT Merger, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and will be based on representations made by CVREIT and CVREIT OP regarding factual matters. This opinion will not be binding on the IRS or the courts.

Tax Liabilities and Attributes Inherited from CVREIT

If CVREIT failed to qualify as a REIT for any of its taxable years for which the applicable period for assessment had not expired, CVREIT would be liable for (and the Combined Company would be obligated to pay) U.S. federal corporate income tax on its taxable income for such years, and, assuming the REIT Merger qualified as a reorganization within the meaning of Section 368(a) of the Code, the Combined Company must distribute any earnings and profits of CVREIT by the close of the taxable year in which the REIT Merger occurs and would be subject to tax on the built-in gain on each CVREIT asset existing at the time of the REIT Merger if the Combined Company were to dispose of the CVREIT asset in a taxable transaction during the five-year period following the REIT Merger. Such tax would be imposed at the highest regular corporate rate in effect as of the date of the sale. Moreover, even if CVREIT qualified as a REIT at all relevant times, the Combined Company similarly would be liable for other unpaid taxes (if any) of CVREIT (such as the 100% tax on gains from any sales treated as “prohibited transactions”). Furthermore, after the REIT Merger the asset and gross income tests applicable to REITs will apply to all of the assets of the Combined Company, including the assets the Combined Company acquires from CVREIT, and to all of the gross income of the Combined Company, including the income derived from the assets the Combined Company acquires from CVREIT. As a result, the nature of the assets that the Combined Company acquires from CVREIT and the gross income the Combined Company derives from such assets will be taken into account in determining the qualification of the Combined Company as a REIT.

Qualification as a REIT requires CVREIT to satisfy numerous requirements, some on an annual and others on a quarterly basis, as described below with respect to CVREIT. There are only limited judicial and administrative interpretations of these requirements, and qualification as a REIT involves the determination of various factual matters and circumstances which were not entirely within the control of CVREIT.

Material U.S. Federal Income Tax Considerations Relating to the Combined Company’s Treatment as a REIT and to Holders of the CVREIT II Class A Common Stock

This section summarizes the material U.S. federal income tax consequences generally resulting from the election of CVREIT II to be taxed as a REIT and the acquisition, ownership and disposition of the CVREIT II Class A Common Stock. The sections of the Code and the corresponding Treasury regulations that relate to the qualification and taxation as a REIT are highly technical and complex. You are urged to consult your tax advisor regarding the specific tax consequences to you of the acquisition, ownership and disposition of the securities of the Combined Company and of the election of CVREIT II to be taxed as a REIT. Specifically, you should consult your tax advisor regarding the federal, state, local, foreign and other tax consequences of such acquisition, ownership, disposition and election, and regarding potential changes in applicable tax laws.

Taxation of the Combined Company

CVREIT II has elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 2014. CVREIT II believes that it has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with its taxable year ended December 31, 2014, and that its intended manner of operation will enable the Combined Company to continue to meet the requirements for qualification as a REIT for U.S. federal income tax purposes. However, qualification and taxation as a REIT depend upon the Combined Company’s ability to meet the various qualification tests imposed under the Code, including through actual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that CVREIT II has been organized and has operated, or that the Combined Company will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify” for potential tax consequences if the Combined Company fails to qualify as a REIT.

Provided the Combined Company qualifies for taxation as a REIT, it generally will not be required to pay U.S. federal corporate income taxes on its REIT taxable income that is currently distributed to its stockholders. This treatment substantially eliminates the “double taxation” (i.e. taxation at both the corporate and the stockholder levels) that generally results from investment in a C corporation. The Combined Company will, however, be subject to U.S. federal income taxes as follows:

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First, the Combined Company will be required to pay regular U.S. federal corporate income tax on any REIT taxable income, including net capital gain, that it does not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

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Second, if the Combined Company has (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, the Combined Company will be required to pay regular U.S. federal corporate income tax on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property the Combined Company acquired through foreclosure or after a default on a loan secured by the property or a lease of the property. See “—Foreclosure Property.”

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Third, the Combined Company will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

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Fourth, if the Combined Company fails to satisfy the 75% gross income test or the 95% gross income test, as described below, but has otherwise maintained its qualification as a REIT because certain other requirements are met, it will be required to pay a tax equal to (1) the greater of (A) the amount by which it fails to satisfy the 75% gross income test and (B) the amount by which it fails to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect its profitability.

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Fifth, if the Combined Company fails to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset tests), as described below, due to reasonable cause and not due to willful neglect, and the Combined Company nonetheless maintains its REIT qualification because of specified cure provisions, it will be required to pay a tax equal to the greater of $50,000 or the U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets that caused the Combined Company to fail such test.

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Sixth, if the Combined Company fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, the Combined Company may retain its REIT qualification, but it will be required to pay a penalty of $50,000 for each such failure.

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Seventh, the Combined Company will be required to pay a 4% nondeductible excise tax to the extent it fails to distribute during each calendar year at least the sum of (1) 85% of its ordinary income for the year, (2) 95% of its capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

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Eighth, if the Combined Company acquires any asset from a corporation that is or has been a C corporation in a transaction in which the Combined Company’s tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which it acquired the asset, and it subsequently recognizes gain on the disposition of the asset during the five-year period beginning on the date on which it acquired the asset, then it generally will be required to pay regular U.S. federal corporate income tax on this gain to the extent of the excess of (1) the fair market value of the asset over (2) its adjusted tax basis in the asset, in each case determined as of the date on which it acquired the asset.

•	Ninth, the Combined Company’s subsidiaries that are C corporations, including its TRSs described below, generally will be required to pay regular U.S. federal corporate income tax on their earnings.

•	Tenth, the Combined Company will be required to pay a 100% excise tax on transactions with its TRSs that are not conducted on an arm’s-length basis.

The Combined Company and its subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state and local income, property and other taxes on its assets and operations.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association that satisfied each of the following requirements:

(1)	It is managed by one or more trustees or directors;

(2)	Its beneficial ownership is evidenced by transferable shares of stock, or by transferable shares or certificates of beneficial ownership;

(3)	It would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)	It is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)	It is beneficially owned by 100 or more persons;

(6)

Not more than 50% in value of the outstanding stock or shares of beneficial interest of which are owned, actually or constructively, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of each taxable year;

(7)

It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to qualify to be taxed as a REIT for U.S. federal income tax purposes;

(8)	It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws; and
(9)	It meets certain other requirements, described below, regarding the sources of its gross income, the nature and diversification of its assets and the distribution of its income.

The Code provides that requirements (1) through (4), and (8) must be satisfied during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT (which, in CVREIT II’s case, was 2014). For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust. For purposes of requirement (8) above, CVREIT II has and the Combined Company will continue to have a calendar taxable year, and thereby satisfies this requirement.

CVREIT II believes that it has been organized and has operated in a manner that has allowed CVREIT II, and will continue to allow the Combined Company, to satisfy conditions (1) through (9) during the relevant time periods. In addition, CVREIT II’s charter provides for restrictions regarding ownership and transfer of CVREIT II’s shares that are intended to assist it in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. A description of the share ownership and transfer restrictions relating to CVREIT II’s common stock is contained in the discussion in this joint proxy statement/prospectus under the heading “Description of Capital Stock-Common Stock—Restrictions on Ownership and Transfer.” These restrictions, however, do not ensure that CVREIT II has previously satisfied, and may not ensure that the Combined Company will, in all cases, be able to continue to satisfy, the share ownership requirements described in conditions (5) and (6) above. If the Combined Company fails to satisfy these share ownership requirements, except as provided in the next sentence, its status as a REIT will terminate. If, however, the Combined Company complies with the rules contained in applicable Treasury Regulations that require the Combined Company to ascertain the actual ownership of its shares and it does not know, or would not have known through the exercise of reasonable diligence, that it failed to meet the requirement described in condition (6) above, it will be treated as having met this requirement. See “—Failure to Qualify.”

Ownership of Interests in Partnerships and Limited Liability Companies.

An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, as determined under U.S. federal income tax laws, generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. The Combined Company owns various direct and indirect interests in entities that are classified as partnerships and limited liability companies for state law purposes. Nevertheless, many of these entities currently are not treated as entities separate from their owners for U.S. federal income tax purposes because such entities are treated as having a single owner for U.S. federal income tax purposes. Consequently, the assets and liabilities, and items of income, deduction, and credit, of such entities will be treated as its assets and liabilities, and items of income, deduction, and credit, for U.S. federal income tax purposes, including the application of the various REIT qualification requirements.

An unincorporated domestic entity with two or more owners, as determined under the U.S. federal income tax laws, generally is taxed as a partnership for U.S. federal income tax purposes. In the case of a REIT that is an owner in an entity that is taxed as a partnership for U.S. federal income tax purposes, the REIT is treated as owning its proportionate share of the assets of the entity and as earning its allocable share of the gross income of the entity for purposes of the applicable REIT qualification tests. Thus, its proportionate share of the assets and items of gross income of the operating partnerships, and any other partnership, joint venture, or limited liability company that is taxed as a partnership for U.S. federal income tax purposes is treated as the assets and items of gross income of the Combined Company for purposes of applying the various REIT qualification tests. For purposes of the 10% value test (described in ‘‘—Asset Tests’’), its proportionate share is based on its proportionate interest in the equity interests and certain debt securities issued by the entity. For all of the other asset and income tests, its proportionate share is based on its proportionate interest in the capital of the entity. A brief summary of the rules governing the U.S. federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of the Combined Company’s Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.”

The Combined Company has control of its operating partnerships and the subsidiary partnerships and limited liability companies and intends to operate them in a manner consistent with the requirements for the Combined Company’s qualification as a REIT. If the Combined Company becomes a limited partner or non- managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize the Combined Company’s status as a REIT or require it to pay tax, the Combined Company may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause the Combined Company to fail a gross income or asset test, and that the Combined Company would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In such a case, the Combined Company could fail to qualify as a REIT unless it were entitled to relief, as described below.

Ownership of Interests in Qualified REIT Subsidiaries

The Combined Company may from time to time own and operate certain properties through wholly-owned subsidiaries that it intends to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as the Combined Company’s qualified REIT subsidiary if the Combined Company owns 100% of the corporation’s outstanding stock and does not elect with the subsidiary to treat it as a TRS, as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the U.S. federal income tax requirements described in this discussion, any qualified REIT subsidiaries the Combined Company owns are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as the Combined Company’s assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to U.S. federal income tax, and the Combined Company’s ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in TRSs

The Combined Company and its operating partnerships, own interests in companies that have elected, together with the Combined Company, to be treated as the Combined Company’s TRSs, and it may acquire securities in additional TRSs in the future. A TRS is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS.

Restrictions imposed on REITs and their TRSs are intended to ensure that TRSs will be subject to appropriate levels of U.S. federal income taxation. These restrictions limit the deductibility of interest paid or accrued by a TRS to its parent REIT and impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis, such as any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of its tenants by a TRS, redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to its parent REIT that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a TRS that is understated as a result of services provided to its parent REIT or on its behalf. Rents will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Dividends paid to a parent REIT from a TRS, will be treated as dividend income received from a corporation. The foregoing treatment of TRSs may reduce the cash flow generated by the Combined Company and its subsidiaries in the aggregate and its ability to make distributions to its stockholders and may affect its compliance with the gross income tests and asset tests.

A TRS generally may be used by a REIT to undertake indirectly activities that the REIT requirements might otherwise preclude the REIT from doing directly, such as the provision of noncustomary tenant services or the disposition of property held for sale to customers. See ‘‘—Gross Income Tests—Rents from Real Property’’ and ‘‘—Gross Income Tests—Prohibited Transactions.’’ A TRS is subject to U.S. federal income tax as a regular C corporation. A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset test described below. See “—Asset Tests.”

Ownership of Interests in Subsidiary REITs

The Combined Company owns and may acquire direct or indirect interests in one or more entities that have elected or will elect to be taxed as REITs under the Code (each, a “Subsidiary REIT”). A Subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to the Combined Company. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to U.S. federal income tax and (ii) the Subsidiary REIT’s failure to qualify could have an adverse effect on the Combined Company’s ability to comply with the REIT income and asset tests, and thus could impair the Combined Company’s ability to qualify as a REIT unless it could avail itself of certain relief provisions.

Gross Income Tests

The Combined Company must satisfy two gross income tests annually to qualify and maintain its qualification as a REIT. First, at least 75% of its gross income for each taxable year generally must consist of the following:

•	Rents from real property;

•

interest on debt secured by mortgages on real property or on interests in real property and interest on debt secured by mortgages on both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

•	dividends or other distributions on, and gain from the sale of, stock or shares of beneficial interest in other REITs;

•	gain from the sale of real estate assets (other than gain from prohibited transactions);

•	income and gain derived from foreclosure property; and

•

income derived from the temporary investment of new capital attributable to the issuance of its stock or a public offering of its debt with a maturity date of at least five years and that the Combined Company received during the one-year period beginning on the date on which the Combined Company received such new capital.

Second, in general, at least 95% of its gross income for each taxable year must consist of income that is qualifying for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities (including interest and gain from Nonqualified Publicly Offered REIT Debt Instruments) or any combination of these.

Cancellation of indebtedness income and gross income from a sale of property that the Combined Company holds primarily for sale to customers in the ordinary course of business will be excluded from gross income for purposes of the 75% and 95% gross income tests. In addition, gains from ‘‘hedging transactions,’’ as defined in ‘‘—Hedging Transactions,’’ that are clearly and timely identified as such will be excluded from gross income for purposes of the 75% and 95% gross income tests. Finally, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests.

The following paragraphs discuss the specific application of certain relevant aspects of the gross income tests to the Combined Company.

Rents from Real Property. Rents the Combined Company receives from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•

The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount the Combined Company receives or accrues generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•

Neither the Combined Company nor an actual or constructive owner of 10% or more of its capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents the Combined Company receives from such a tenant that is a TRS of the Combined Company, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by the Combined Company’s other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease;

•

Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, the Combined Company may transfer a portion of such personal property to a TRS; and

•

The Combined Company generally may not operate or manage the property or furnish or render noncustomary services to its tenants, subject to a 1% de minimis exception and except as provided below. The Combined Company may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, the Combined Company may employ an independent contractor from whom it derives no revenue to provide customary services to the Combined Company’s tenants, or a TRS (which may be wholly or partially owned by the Combined Company) to provide both customary and non-customary services to the Combined Company’s tenants without causing the rent the Combined Company receives from those tenants to fail to qualify as “rents from real property.”

The Combined Company generally does not intend, and, as the managing member of the general partner of its operating partnerships, it does not intend to permit its operating partnerships, to take actions it believes will cause it to fail to satisfy the rental conditions described above. However, there can be no assurance that the IRS would not challenge its conclusions, including the calculation of its personal property ratios, or that a court would agree with its conclusions. If such a challenge were successful, the Combined Company could fail to satisfy the 75% or 95% gross income test and thus potentially lose its REIT status.

Interest. For purposes of the 75% and 95% gross income tests, the term ‘‘interest’’ generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term ‘‘interest’’ solely because it is based on a fixed percentage or percentages of receipts or sales. In addition, an amount that is based on the income or profits of a debtor will be qualifying interest income as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in such real property, but only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. Except as provided below, in cases where a mortgage loan is secured by both real property and other property, if the outstanding principal balance of a mortgage loan during the year exceeds the value of the real property securing the loan at the time the Combined Company committed to acquire the loan. Notwithstanding the foregoing, a mortgage loan secured by both real property and personal property shall be treated as a wholly qualifying real estate asset and all interest shall be qualifying income for purposes of the 75% income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

Prohibited Transaction Income. Any gain that the Combined Company realizes on the sale of property (other than any foreclosure property) held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including its share of any such gain realized by its operating partnerships, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect the Combined Company’s ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. As the managing member of the general partner of its operating partnerships, the Combined Company intends to cause its operating partnerships to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with its investment objectives. The Combined Company does not intend, and does not intend to permit its operating partnerships or its subsidiary partnerships or limited liability companies, to enter into any sales that are prohibited transactions.

However, the IRS may successfully contend that some or all of the sales made by the Combined Company’s operating partnerships or its subsidiary partnerships or limited liability companies are prohibited transactions. The Combined Company would be required to pay the 100% penalty tax on its allocable share of the gains resulting from any such sales. The 100% penalty tax will not apply to gains from the sale of assets that are held through a TRS, but such income will be subject to regular U.S. federal corporate income tax.

Hedging Transactions. From time to time, the Combined Company may enter into hedging transactions with respect to one or more of its assets or liabilities. The Combined Company’s hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income under, and thus will be exempt from, the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means (A) any transaction the Combined Company enters into in the normal course of its business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by it to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test or any property which generates such income and (B) new transactions entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. To the extent that the Combined Company does not properly identify such transactions as hedges or it hedges with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. The Combined Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

TRS Income. To the extent the Combined Company’s TRSs pay dividends or interest, its allocable share of such dividend or interest income will qualify under the 95%, but not the 75%, gross income test (except to the extent the interest is paid on a loan that is adequately secured by real property). The Combined Company will monitor the amount of the dividend and other income from its TRSs and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although the Combined Company expects these actions will be sufficient to prevent a violation of the gross income tests, it cannot guarantee that such actions will in all cases prevent such a violation.

Failure to Satisfy Gross Income Tests. The Combined Company intends to monitor its sources of income, including any non-qualifying income received by it, and manage its assets so as to ensure its compliance with the gross income tests. If the Combined Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, the Combined Company may nevertheless qualify as a REIT for the year if it is entitled to relief under certain provisions of the Code. The Combined Company generally may make use of the relief provisions if: (1) its failure to meet these tests was due to reasonable cause and not due to willful neglect; and (2) following its identification of the failure to meet the 75% or 95% gross income tests for any taxable year, it files a schedule with the IRS setting forth each item of its gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued.

It is not possible, however, to state whether in all circumstances the Combined Company would be entitled to the benefit of these relief provisions. As discussed above in “—General,” even if these relief provisions apply, and the Combined Company retains its status as a REIT, a tax would be imposed with respect to its nonqualifying income.

Asset Tests

At the close of each calendar quarter of its taxable year, the Combined Company must also satisfy certain tests relating to the nature and diversification of its assets. First, at least 75% of the value of the Combined Company’s total assets must generally consist of:

•	Cash or cash items, including certain receivables and shares in certain money market funds;

•	Government securities;

•	Interests in real property, including leaseholds and options to acquire real property and leaseholds;

•

Interests in mortgage loans secured by real property, and interests in mortgage loans secured by both real property and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

•	Stock or shares of beneficial interest in other REITs;

•

Investments in stock or debt instruments during the one-year period following its receipt of new capital that the Combined Company raises through equity offerings or public offerings of debt with at least a five-year term;

•	debt instruments of publicly offered REITs; and

•	personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease.

Second, under the ‘‘5% asset test,’’ of the Combined Company’s assets that are not qualifying assets for purposes of the 75% asset test described above, the value of the Combined Company’s interest in any one issuer’s securities may not exceed 5% of the value of its total assets.

Third, of the Combined Company’s assets that are not qualifying assets for purposes of the 75% asset test described above, the Combined Company may not own more than 10% of the voting power of any one issuer’s outstanding securities, or the ‘‘10% vote test,’’ or more than 10% of the value of any one issuer’s outstanding securities, or the ‘‘10% value test.’’

Fourth, no more than 20% (25% for taxable years beginning before December 31, 2017) of the value of the Combined Company’s total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of the Combined Company’s total assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

Sixth, not more than 25% of the value of the Combined Company’s total assets may be represented by debt instruments of ‘‘publicly offered REITs’’ to the extent those debt instruments are not secured by real property or an interest in real property.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term ‘‘securities’’ does not include securities that qualify under the 75% asset test, securities of a TRS and equity interests in an entity taxed as a partnership for U.S. federal income tax purposes. For purposes of the 10% value test, the term ‘‘securities’’ also does not include: certain ‘‘straight debt’’ securities; any loan to an individual or an estate; most rental agreements and obligations to pay rent; any debt instrument issued by an entity taxed as a partnership for U.S. federal income tax purposes in which the Combined Company is an owner to the extent of its proportionate interest in the debt and equity securities of the entity; and any debt instrument issued by an entity taxed as a partnership for U.S. federal income tax purposes if at least 75% of the entity’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in ‘‘—Gross Income Tests.’’

From time to time the Combined Company may own securities (including debt securities) of issuers that do not qualify as a REIT, a qualified REIT subsidiary or a TRS. The Combined Company intends that its ownership of any such securities will be structured in a manner that allows it to comply with the asset tests described above. The Combined Company believes that the assets that the Combined Company holds satisfy the foregoing asset test requirements. The Combined Company will not obtain, nor is the Combined Company required to obtain under the U.S. federal income tax laws, independent appraisals to support its conclusions as to the value of its assets and securities. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that its ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

Failure to Satisfy Asset Tests. The Combined Company will monitor the status of its assets for purposes of the various asset tests and will manage its portfolio in order to comply at all times with such tests. Nevertheless, if the Combined Company fails to satisfy the asset tests at the end of a calendar quarter, it will not lose its REIT status if: (1) the Combined Company satisfied the asset tests at the end of the preceding calendar quarter; and (2) the discrepancy between the value of the Combined Company’s assets and the asset test requirements arose from changes in the market values of its assets and was not caused, in part or in whole, by the acquisition of one or more non-qualifying assets. If the Combined Company did not satisfy the second condition described in the preceding sentence, the Combined Company still could avoid REIT disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

In the event that the Combined Company violates the 5% asset test, the 10% vote test or the 10% value test described above, the Combined Company will not lose its REIT status if (1) the failure is de minimis (up to the lesser of 1% of its assets or $10 million) and (2) the Combined Company disposes of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which the Combined Company identifies such failure. In the event of a failure of any of such asset tests other than a de minimis failure, as described in the preceding sentence, the Combined Company will not lose its REIT status if (1) the failure was due to reasonable cause and not to willful neglect, (2) the Combined Company files a description of each asset causing the failure with the IRS, (3) the Combined Company disposes of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which the Combined Company identifies the failure, and (4) the Combined Company pays a tax equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate multiplied by the net income from the non-qualifying assets during the period in which the Combined Company failed to satisfy the asset tests.

Annual Distribution Requirements

To maintain the Combined Company’s qualification as a REIT, each taxable year it is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to the sum of:

•	90% of its REIT taxable income; and

•	90% of its after-tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of its REIT taxable income.

For these purposes, the Combined Company’s REIT taxable income is computed without regard to the dividends paid deduction and its net capital gain. In addition, for purposes of this test, non-cash income generally means income attributable to leveled stepped rents, original issue discount, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

The Combined Company generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. Dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by the Combined Company and received by its stockholders on December 31 of the year in which they are declared. Additionally, at the Combined Company’s election, a distribution will be treated as paid in a taxable year if it is declared before the Combined Company timely files its tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by the Combined Company’s stockholders in the year in which they are paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement.

In order to be taken into account for purposes of the Combined Company’s distribution requirement, except as provided below, the amount distributed must not be preferential-i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. This preferential limitation will not apply to distributions made by the Combined Company, provided it qualifies as a “publicly offered REIT.” CVREIT II believes that it is, and expects the Combined Company will continue to be, a publicly offered REIT. However, Subsidiary REITs it may own from time to time may not be publicly offered REITs.

To the extent that the Combined Company does not distribute all of its net capital gain, or distributes at least 90%, but less than 100%, of its REIT taxable income, it will be required to pay regular U.S. federal corporate income tax on the undistributed amount. CVREIT II believes that it has made, and the Combined Company intends to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize its corporate tax obligations. In this regard, the partnership agreement of the Combined Company’s operating partnerships authorizes the Combined Company, as the managing member of the general partner of its operating partnerships, to take such steps as may be necessary to cause its operating partnerships to distribute to its partners an amount sufficient to permit the Combined Company to meet these distribution requirements and to minimize its corporate tax obligation.

Under some circumstances, the Combined Company may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to its stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. In that case, the Combined Company may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, the Combined Company will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of the Combined Company’s REIT distribution requirements, it will be treated as an additional distribution to the Combined Company’s stockholders in the year such dividend is paid. In addition, if a dividend the Combined Company has paid is treated as a preferential dividend, in lieu of treating the dividend as not counting toward satisfying the 90% distribution requirement, the IRS may provide a remedy to cure such failure if the IRS determines that such failure is (or is of a type that is) inadvertent or due to reasonable cause and not due to willful neglect.

Furthermore, the Combined Company will be required to pay a 4% excise tax to the extent it fails to distribute during each calendar year at least the sum of 85% of its ordinary income for such year, 95% of its capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating this excise tax.

CVREIT II expects that the Combined Company’s REIT taxable income will be less than its cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, CVREIT II anticipates that the Combined Company generally will have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. However, from time to time, the Combined Company may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining its taxable income. In addition, the Combined Company may decide to retain its cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, the Combined Company may borrow funds to pay dividends or pay dividends in the form of taxable stock distributions in order to meet the distribution requirements, while preserving its cash.

Like-Kind Exchanges

The Combined Company may dispose of real property that is not held primarily for sale in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require the Combined Company to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, or deficiency dividends, depending on the facts and circumstances surrounding the particular transaction.

Foreclosure Property

The foreclosure property rules permit the Combined Company (by its election) to foreclose or repossess properties without being disqualified as a REIT as a result of receiving income that does not qualify under the gross income tests. However, in such a case, the Combined Company would be subject to the U.S. federal corporate income tax on the net non-qualifying income from “foreclosure property,” and the after-tax amount would increase the dividends it would be required to distribute to stockholders. See “—Annual Distribution Requirements.” This corporate tax would not apply to income that qualifies under the REIT 75% income test.

Foreclosure property treatment will end on the first day on which the Combined Company enters into a lease of the applicable property that will give rise to income that does not qualify under the REIT 75% income test, but will not end if the lease will give rise only to qualifying income under such test. Foreclosure property treatment also will end if any construction takes place on the property (other than completion of a building or other improvement that was more than 10% complete before default became imminent). Foreclosure property treatment (other than for qualified health care property) is available for an initial period of three years and may, in certain circumstances, be extended for an additional three years. Foreclosure property treatment for qualified health care property is available for an initial period of two years and may, in certain circumstances, be extended for an additional four years.

Failure to Qualify

If the Combined Company discovers a violation of a provision of the Code that would result in its failure to qualify as a REIT, certain specified cure provisions may be available to it. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If the Combined Company fails to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, it will be required to pay regular U.S. federal corporate income tax, including any applicable alternative minimum tax for taxable years beginning before January 1, 2018, on its taxable income. Distributions to stockholders in any year in which the Combined Company fails to qualify as a REIT will not be deductible by it. As a result, CVREIT II anticipates that the Combined Company’s failure to qualify as a REIT would reduce the cash available for distribution by it to its stockholders. In addition, if the Combined Company fails to qualify as a REIT, it will not be required to distribute any amounts to its stockholders and all distributions to stockholders will be taxable as regular corporate dividends to the extent of its current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Non-corporate stockholders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026. If the Combined Company fails to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by it. Unless entitled to relief under specific statutory provisions, the Combined Company would also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which it loses its qualification. It is not possible to state whether in all circumstances the Combined Company would be entitled to this statutory relief.

Tax Aspects of the Combined Company’s Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies

The Combined Company will have two operating partnerships, CVREIT OP and CVREIT II OP. Each of the operating partnerships is treated as a partnership for U.S. federal tax purposes. The following discussion summarizes the material U.S. federal income tax considerations that are applicable to our direct and indirect investments in our operating partnerships that are treated as partnerships for U.S. federal income tax purposes. The following discussion does not address state or local tax laws or any U.S. federal tax laws other than income tax laws.

Classification as Partnerships

We are required to include in our income our distributive share of each partnership’s income and are allowed to deduct our distributive share of each partnership’s losses, but only if the partnership is classified for U.S. federal income tax purposes as a partnership rather than as a corporation or an association treated as a corporation. An unincorporated entity with at least two owners, as determined for U.S. federal income tax purposes, will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it: (1) is treated as a partnership under the Treasury Regulations relating to entity classification, or the “check-the-box regulations”; and (2) is not a “publicly traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners may elect to be classified either as an association treated as a corporation or as a partnership for U.S. federal income tax purposes. If such an entity does not make an election, it generally will be taxed as a partnership for U.S. federal income tax purposes. Each of our operating partnerships intends to be classified as a partnership for U.S. federal income tax purposes and will not elect to be treated as an association treated as a corporation.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership generally is treated as a corporation for U.S. federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership’s gross income consisted of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or the “90% passive income exception.” The Treasury Regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. If any partnership does not qualify for any safe harbor and is treated as a publicly traded partnership, we believe that such partnership would have sufficient qualifying income to satisfy the 90% passive income exception and, therefore, would not be treated as a corporation for U.S. federal income tax purposes.

We have not requested, and do not intend to request, a ruling from the IRS that any of our subsidiary partnerships, including our operating partnerships, is or will be classified as a partnership for U.S. federal income tax purposes. If, for any reason, a subsidiary partnership were treated as a corporation, rather than as a partnership, for U.S. federal income tax purposes, we may not be able to qualify as a REIT, unless we qualify for certain statutory relief provisions. See “—Gross Income Tests” and “—Asset Tests.” In addition, any change in a subsidiary partnership’s status for U.S. federal income tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Annual Distribution

Requirements.” Further, items of income and deduction of the subsidiary partnership would not pass through to us, and we would be treated as a shareholder for U.S. federal income tax purposes. Consequently, the subsidiary partnership would be required to pay income tax at U.S. federal corporate income tax rates on its net income, and distributions to us would constitute dividends that would not be deductible in computing the partnership’s taxable income.

Allocations of Income, Gain, Loss and Deduction

Although a partnership agreement (or limited liability company agreement) generally will determine the allocation of income and losses among partners, the allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

Tax Allocations With Respect to Contributed Properties

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

The Combined Company’s operating partnerships may, from time to time, acquire interests in property in exchange for interests in the acquiring operating partnership. In that case, the tax basis of these property interests generally will carry over to the acquiring operating partnership, notwithstanding their different book (i.e., fair market) value. The partnership agreement requires that income and loss allocations with respect to these properties be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. Depending on the method the Combined Company chooses or has agreed to in connection with any particular contribution, the carryover basis of each of the contributed interests in the properties in the hands of the operating partnerships (1) could cause the Combined Company to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to it if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and (2) could cause the Combined Company to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to it as a result of such sale, with a corresponding benefit to the other partners in the Combined Company’s operating partnerships. An allocation described in clause (2) above might cause the Combined Company or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect the Combined Company’s ability to comply with the REIT distribution requirements. See “—Taxation of the Combined Company-Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”

Any property acquired by the Combined Company’s operating partnerships in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.

Partnership Audit Rules

The Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships. Under the new rules (which are generally effective for taxable years beginning after December 31,

2017), among other changes and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level. Although it is uncertain how certain aspects of these new rules will be implemented, it is possible that they could result in partnerships in which the Combined Company directly or indirectly invests, including its operating partnerships, being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and the Combined Company, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though the Combined Company, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. The changes created by these new rules are sweeping and in many respects dependent on the promulgation of future regulations or other guidance by the U.S. Department of the Treasury. Investors are urged to consult their tax advisors with respect to these changes and their potential impact on their investment in the Combined Company’s common stock.

Material U.S. Federal Income Tax Consequences to Holders of the Combined Company’s Common Stock

The following summary describes the principal United States federal income tax consequences to you of purchasing, owning and disposing of the Combined Company’s common stock. You should consult your tax advisors concerning the application of United States federal income tax laws to your particular situation as well as any consequences of the acquisition, ownership and disposition of the Combined Company’s common stock arising under the laws of any state, local or foreign taxing jurisdiction.

Taxation of Taxable U.S. Holders of the Combined Company’s Common Stock

Distributions Generally. If the Combined Company qualifies as a REIT, distributions made out of its current or accumulated earnings and profits that it does not designate as capital gain dividends will be ordinary dividend income to taxable U.S. holders when actually or constructively received. A corporate U.S. holder will not qualify for the dividends-received deduction generally available to corporations. Ordinary dividends paid by the Combined Company also generally will not qualify for the preferential long-term capital gain tax rate applicable to “qualified dividends” unless certain holding period requirements are met and such dividends are attributable to (i) qualified dividends received by the Combined Company from non-REIT corporations, such as any TRSs, or (ii) income recognized by the Combined Company and on which the Combined Company has paid U.S. federal corporate income tax. The Combined Company does not expect a meaningful portion of its ordinary dividends to be eligible for taxation as qualified dividends. However, under the Tax Act, for taxable years beginning after December 31, 2017 and before January 1, 2026, stockholders that are individuals, trusts or estates generally may deduct up to 20% of certain qualified business income, including “qualified REIT dividends” (generally, dividends received by a REIT shareholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations.

Any distribution declared by the Combined Company in October, November or December of any year on a specified date in any such month shall be treated as both paid by the Combined Company and received by the Combined Company’s stockholders on December 31 of that year, provided that the distribution is actually paid by the Combined Company no later than January 31 of the following year. Distributions made by the Combined Company in excess of accumulated earnings and profits will be treated as a nontaxable return of capital to the extent of a U.S. holder’s basis and will reduce the basis of the U.S. holder’s shares. Any distributions by the Combined Company in excess of accumulated earnings and profits and in excess of a U.S. holder’s basis in the U.S. holder’s shares of the Combined Company stock will be treated as gain from the sale of such shares. See “Disposition of Stock of the Combined Company” below.

Capital Gain Dividends. Distributions to U.S. holders that the Combined Company properly designates as capital gain dividends will be taxed as long term capital gains (to the extent they do not exceed the Combined Company’s actual net capital gain for the taxable year), without regard to the period for which a U.S. holder held the Combined Company’s shares. However, U.S. holders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Retention of Net Capital Gains. If the Combined Company elects to retain and pay income tax on any net long-term capital gain, each of the Combined Company’s U.S. holders would include in income, as long-term capital gain, its proportionate share of this net long-term capital gain. Each of the Combined Company’s U.S. holders would also receive a refundable tax credit for its proportionate share of the tax paid by the Combined Company on such retained capital gains and increase the basis of its shares of the Combined Company’s stock in an amount equal to the amount of includable capital gains reduced by the share of refundable tax credit.

Dispositions of the Combined Company’s Common Stock. If a U.S. holder sells or disposes of shares of the Combined Company’s common stock, the holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted tax basis in the shares. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held such common stock for more than one year. However, if a U.S. holder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from the Combined Company which were required to be treated as long-term capital gains.

Taxation of Tax-Exempt Holders of the Combined Company’s Common Stock

Tax-exempt entities are generally exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, which we refer to as UBTI. Distributions made by the Combined Company and gain arising upon a sale of shares of the Combined Company’s common stock generally should not be UBTI to a tax-exempt holder, except as described below. This income or gain will be UBTI, however, to the extent a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Code. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders that are social clubs, voluntary employee benefit associations or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9) or (c)(17) of the Code, respectively, income from an investment in the Combined Company’s shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in the Combined Company’s shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts. ” As a result of restrictions on ownership and transfer of the Combined Company’s stock contained in the Combined Company’s charter, CVREIT II does not expect the Combined Company to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to its holders.

Taxation of Non-U.S. Holders of the Combined Company’s Common Stock

The rules governing non-U.S. holders are complex, and no attempt is made herein to provide more than a brief summary of such rules. The Combined Company urges non-U.S. holders to consult their tax advisors to determine the impact of U.S. federal, state, local and non-U.S. income and other tax laws and any applicable tax treaty on the acquisition, ownership and disposition of shares of its common stock, including any reporting requirements.

Distributions Generally. Distributions made by the Combined Company to non-U.S. holders that are not attributable to gains from sales or exchanges by the Combined Company of United States real property interests, or USRPIs, and that are not designated by the Combined Company as capital gain dividends will be treated as ordinary dividends to the extent that they are made out of the Combined Company’s current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend paid, unless reduced or eliminated by an applicable income tax treaty. The Combined Company expects to withhold U.S. federal income tax at the rate of 30% on the gross amount of any such dividends paid to a non-U.S. holder unless a lower treaty rate applies and the non-U.S. holder has filed an applicable IRS Form W-8 with CVREIT II or the Combined Company, certifying the non-U.S. holder’s entitlement to treaty benefits.

If the investment in the Combined Company stock is treated as effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business, the non-U.S. holder generally will be subject to a tax at the rates applicable to ordinary income, in the same manner as a U.S. holders is taxed with respect to ordinary dividend income (and also may be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a foreign corporation that is not entitled to any treaty exemption). In general, a non-U.S. holder will not be considered to be engaged in a U.S. trade or business solely as a result of its ownership of CVREIT II stock unless such non-U.S. holder has filed an IRS Form W-8ECI with CVREIT II or the Combined Company.

Distributions in excess of the Combined Company’s current and accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the adjusted tax basis of the holder’s common stock. Instead, the excess portion of such distribution will reduce the non-U.S. holder’s tax basis in its Combined Company stock. To the extent that such distributions exceed the non-U.S. holder’s adjusted tax basis in such common stock, they generally will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. However, such excess distributions may be treated as dividend income for certain non-U.S. holders. For withholding purposes, CVREIT II expects the Combined Company to treat all distributions as made out of its current or accumulated earnings and profits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of the Combined Company’s current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests. Distributions to a non-U.S. holder that the Combined Company properly designates as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:

•

the investment in the Combined Company’s common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Pursuant to FIRPTA, distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by the Combined Company of USRPIs, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders generally would be taxed at the regular graduated rates applicable to U.S. holders, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. The Combined Company also will be required to withhold and to remit to the IRS 21% of any distribution to non-U.S. holders attributable to gain from sales or exchanges by the Combined Company of USRPIs. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, distributions to certain non-U.S. publicly traded shareholders that meet certain record-keeping and other requirements (“qualified shareholders”) are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of the Combined Company’s capital stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts the Combined Company designates as retained net capital gains in respect of its common stock should be treated with respect to non-U.S. holders as actual distributions of capital gain dividends. Under this approach, the non-U.S. holders may be able to offset as a credit against their U.S. federal income tax liability their proportionate share of the tax paid by the Combined Company on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by the Combined Company exceeds their actual U.S. federal income tax liability. If the Combined Company were to designate any portion of its net capital gain as retained net capital gain, non-U.S. holders should consult their tax advisors regarding the taxation of such retained net capital gain.

Dispositions of the Combined Company’s Common Stock. Gain realized by a non-U.S. holder upon the sale, exchange or other taxable disposition of the Combined Company’s common stock generally will not be subject to U.S. federal income tax unless such stock constitutes a USRPI. The Combined Company’s common stock will not constitute a USRPI so long as it is a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year testing period less than 50% in value of its stock is held directly or indirectly by non-United States persons, subject to certain rules. CVREIT II believes, but cannot guarantee, that the Combined Company will be a “domestically controlled qualified investment entity.”

In addition, dispositions of the Combined Company’s common stock by qualified shareholders are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of the Combined Company’s capital stock. Furthermore, dispositions of the Combined Company’s common stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of the Combined Company’s common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either:

•

the gain is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty) on such gain, as adjusted for certain items; or

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on its capital gains (or such lower rate specified by an applicable income tax treaty).

If gain on the sale, exchange or other taxable disposition of the Combined Company’s common stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of the Combined Company’s common stock were subject to taxation under FIRPTA, the purchaser of such common stock generally would be required to withhold and remit to the IRS 15% of the purchase price.

Information Reporting and Backup Withholding

U.S. Holders

The Combined Company will report to its U.S. holders and to the IRS the amount of distributions paid during each calendar year and the amount of tax withheld, if any, with respect thereto. A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on the Combined Company’s common stock or proceeds from the sale or other taxable disposition of such stock. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•

the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

A holder who does not provide the Combined Company with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders

Payments of dividends on the Combined Company’s common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on the Combined Company’s common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of such stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of such stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Medicare Contribution Tax on Unearned Income

Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on stock and capital gains from the sale or other disposition of stock, subject to certain limitations. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the Combined Company’s common stock.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on the Combined Company’s common stock or gross proceeds from the sale or other disposition of the Combined Company’s common stock, in each case paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on the Combined Company’s common stock and to payments of gross proceeds from a sale or redemption of the Combined Company’s common stock. However, under recently proposed Treasury Regulations that may be relied on pending finalization, the withholding tax on gross proceeds would be eliminated and, consequently, FATCA withholding on gross proceeds is not currently expected to apply. Because the Combined Company may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules it may treat the entire distribution as a dividend.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in the Combined Company’s common stock.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax other than the income tax. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to the Combined Company’s tax treatment as a REIT and on an investment in the Combined Company’s common stock.

ACCOUNTING TREATMENT

CVREIT II prepares its financial statements in accordance with U.S. generally accepted accounting principles, which we refer to as GAAP. The REIT Merger will be accounted for by using the business combination accounting rules, which requires the application of a screen test to evaluate if substantially all the fair value of the acquired properties is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or business combination. In addition, the rules require the identification of the acquirer; the determination of the acquisition date; and the recognition and measurement, at relative fair value, of the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the consolidated subsidiaries of the acquiree. After consideration of all applicable factors pursuant to the business combination accounting rules, the REIT Merger will be treated as an asset acquisition under GAAP.

ISSUANCE OF SHARES IN THE REIT MERGER

CVREIT II will appoint DST Systems, Inc. as the transfer agent to record the issuance on the stock records of CVREIT II of the amount of CVREIT II Class A Common Stock equal to the merger consideration which is issuable to each holder of shares of CVREIT common stock (including any fractional shares thereof). Shares of CVREIT II Class A Common Stock issuable as merger consideration in exchange for shares of CVREIT common stock will be in uncertificated book-entry form.

CVREIT II stockholders need not take any action with respect to their book-entry shares.

DISTRIBUTIONS

The Merger Agreement permits each of CVREIT and CVREIT II to continue to pay dividends to their respective stockholders in the ordinary course of business. The payment of dividends will be coordinated by CVREIT and CVREIT II so that if either CVREIT stockholders or CVREIT II stockholders receive a regular distribution for any particular period prior to the closing of the REIT Merger, the stockholders of the other company will also receive a distribution for the same period.

DEREGISTRATION OF CVREIT COMMON STOCK

If the REIT Merger is completed, CVREIT common stock will be deregistered under the Exchange Act, and CVREIT will no longer file periodic reports with the SEC.

THE MERGER AGREEMENT

This section of this proxy statement/prospectus summarizes the material provisions of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. This summary is qualified in its entirety by reference to Annex A. As a stockholder, you are not a third party beneficiary of the Merger Agreement and therefore you may not directly enforce any of its terms and conditions.

This summary may not contain all of the information about the Merger Agreement that is important to you. CVREIT and CVREIT II urge you to carefully read the full text of the Merger Agreement because it is the legal document that governs the REIT Merger. The Merger Agreement is not intended to provide you with any factual information about CVREIT or CVREIT II. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement (and summarized below) are qualified by information that each of CVREIT and CVREIT II filed with the SEC prior to the effective date of the Merger Agreement, as well as by certain disclosure letters each of the parties delivered to the other in connection with the signing of the Merger Agreement, which modify, qualify and create exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the U.S. federal securities laws or may not be intended as statements of fact, but rather as a way of allocating risk among the parties to the Merger Agreement. The representations and warranties and other provisions of the Merger Agreement and the description of such provisions in this proxy statement/prospectus should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of CVREIT and CVREIT II files with the SEC and the other information in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 236.

CVREIT and CVREIT II acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, each of them is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this proxy statement/prospectus not misleading. CVREIT and CVREIT OP are collectively referred to herein as the CVREIT parties, and CVREIT II, REIT Merger Sub and CVREIT II OP, are collectively referred to herein as the CVREIT II parties.

Form, Effective Time and Closing of the Merger

The Merger Agreement provides for the combination of CVREIT and CVREIT II through the merger of CVREIT with and into REIT Merger Sub, with REIT Merger Sub surviving the REIT Merger as the Surviving Entity upon the terms and subject to the conditions set forth in the Merger Agreement. The REIT Merger will become effective at such time as the articles of merger are accepted for record by the State Department of Assessments and Taxation of Maryland (“SDAT”) or on such later date and time agreed to by CVREIT and CVREIT II and specified in the articles of merger (not to exceed thirty business days from the date the articles of merger are accepted for record by the SDAT).

The Merger Agreement provides that the closing of the REIT Merger will take place at 10:00 a.m. Eastern time no later than the third business day following the date on which the last of the conditions to closing of the REIT Merger described under “—Conditions to Completion of the REIT Merger” have been satisfied or waived (other than the conditions that by their terms are required to be satisfied and waived at the closing, but subject to the satisfaction or waiver of such conditions) or such other date as agreed to by CVREIT and CVREIT II.

Consideration to be Received in the REIT Merger

If the REIT Merger is completed, then at the effective time of the REIT Merger, each share of CVREIT common stock, or fraction thereof, issued and outstanding immediately prior to the effective time of the REIT Merger will be automatically converted into the right to receive $1.00 in cash (the “cash consideration”) and

0.4681 share of REIT II Class A Common Stock (the “stock consideration,” together with the cash consideration, the “Merger Consideration”). The cancellation and conversion of the shares of CVREIT common stock into the right to receive the Merger Consideration will occur automatically at the effective time of the REIT Merger. In accordance with the Merger Agreement, CVREIT II will appoint DST Systems, Inc. as the transfer agent to record the issuance on the stock records of CVREIT II of the amount of CVREIT II Class A Common Stock equal to the stock consideration that is issuable to each holder of shares of CVREIT common stock (including any fractional shares thereof).

No Appraisal Rights

No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3, Subtitle 2 of the MGCL, will be available to holders of CVREIT common stock with respect to the REIT Merger pursuant to the Merger Agreement.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by each of the CVREIT Parties and CVREIT II Parties. The representations and warranties were made by the respective parties as of the date of the Merger Agreement and do not survive the effective time of the REIT Merger or any earlier termination of the Merger Agreement. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the Merger Agreement, information of each of CVREIT and CVREIT II filed with the SEC prior to the date of the Merger Agreement, or the disclosure letters delivered to other parties in connection therewith.

Representations and Warranties of the CVREIT Parties

The CVREIT Parties made representations and warranties in the Merger Agreement relating to, among other things:

•	Corporate organization, valid existence, organizational documents, good standing, qualification to do business, and subsidiaries;

•	Capitalization;

•	Due authorization, execution, delivery and enforceability of the Merger Agreement;

•	Board and special committee approvals;

•	Absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	Permits and compliance with law;

•	SEC filings and financial statements;

•	Internal accounting controls, compliance with the Sarbanes-Oxley Act, and the absence of improper payments;

•	No undisclosed liabilities;

•	Absence of material changes to the conduct of CVREIT’s business since December 31, 2018 or any “material adverse effect” (described below) to CVREIT since December 31, 2018;

•	Labor and other employment matters and employee benefit plans;

•	Material contracts;

•	Litigation;

•	Environmental matters;

•	Intellectual property;

•	Real properties and leases;

•	Tax matters, including qualification as a REIT;

•	Insurance;

•	Receipt of the opinion of Duff & Phelps, one of the CVREIT Special Committee’s financial advisors;

•	Broker’s, finder’s, investment banker’s, or other similar fees;

•	Inapplicability of the 1940 Act;

•	Exemption of the REIT Merger from anti-takeover statutes;

•	Stockholder vote in connection with the REIT Merger;

•	Related-party transactions; and

•	Limitation on warranties and disclaimer of other representations and warranties.

Representations and Warranties of the CVREIT II Parties

The CVREIT II Parties made representations and warranties in the Merger Agreement relating to, among other things:

•	Corporate organization, valid existence, organizational documents, good standing, qualification to do business, and subsidiaries;

•	Capitalization;

•	Due authorization, execution, delivery and enforceability of the Merger Agreement;

•	Board and special committee approvals;

•	Absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	Permits and compliance with law;

•	SEC filings and financial statements;

•	Internal accounting controls, compliance with the Sarbanes-Oxley Act, and the absence of improper payments;

•	No undisclosed liabilities;

•

Absence of material changes to the conduct of CVREIT II’s and REIT Merger Sub’s business since December 31, 2018 or any “material adverse effect” (described below) to CVREIT II or REIT Merger Sub since December 31, 2018;

•	Labor and other employment matters and employee benefit plans;

•	Material contracts;

•	Litigation;

•	Environmental matters;

•	Intellectual property;

•	Real properties and leases;

•	Tax matters, including qualification as a REIT;

•	Insurance;

•	Receipt of an opinion from the CVREIT II Special Committee’s financial advisor;

•	Broker’s, finder’s, investment banker’s, or other similar fees;

•	Inapplicability of the 1940 Act;

•	Exemption of the REIT Merger from anti-takeover statutes;

•	Related-party transactions; and

•	Limitation on warranties and disclaimer of other responsibilities and warranties.

Definition of “Material Adverse Effect”

Many of the representations of the CVREIT Parties and the CVREIT II Parties are qualified by a “material adverse effect” standard (for example, they will be deemed to be true and correct unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect). For the purposes of the Merger Agreement, “material adverse effect” means any event, circumstance, change, effect, development, condition, or occurrence (a) that is material and adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of CVREIT and its subsidiaries, taken as a whole, or CVREIT II and its subsidiaries, taken as a whole, as applicable, or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the CVREIT Parties or the CVREIT II Parties to consummate the REIT Merger before January 31, 2020, the outside date provided in the Merger Agreement (the “Outside Date”).

However, any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from the following will not be taken into account when determining whether a material adverse effect has occurred or is reasonably likely to exist or occur with respect to clause (a) above for the applicable party:

(i) any events, circumstances, changes or effects that affect the industries in which the REITs operate generally,

(ii) any changes in economic, market or business conditions generally in the United States or in the United States or global financial markets generally, including changes in interest or exchange rates,

(iii) any changes in legal, regulatory, or political conditions,

(iv) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage,

(v) the execution and delivery of the Merger Agreement, or the public announcement of the REIT Merger or other transactions contemplated by the Merger Agreement,

(vi) the taking of any action expressly required by the Merger Agreement, or the taking of any action at the written request or with the prior written consent of CVREIT or CVREIT II, respectively,

(vii) earthquakes, hurricanes, floods or other natural disasters,

(viii) changes in law or GAAP or the interpretation thereof,

(ix) any failure of CVREIT or CVREIT II to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition, or occurrence giving rise to such failure may be taken into account in determining whether there was a material adverse effect); and

(x) any action made or initiated by any holder of CVREIT or CVREIT II common stock, as applicable, including any derivative claims, arising out of or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement, except which, in the case of each of clauses (i), (ii), (iii), (iv), (vii) and (viii) above do not disproportionately affect CVREIT and its subsidiaries, taken as a whole, or CVREIT II and its subsidiaries, taken as a whole, relative to others in industries in which CVREIT and its subsidiaries and CVREIT II and its subsidiaries operate and in the geographic regions in which they operate.

Conditions to Completion of the REIT Merger

Mutual Closing Conditions

The obligation of each of the CVREIT Parties and the CVREIT II Parties to complete the REIT Merger is subject to the satisfaction or waiver, on or prior to the closing date, of the following conditions:

•	approval of the REIT Merger pursuant to the Merger Agreement by the CVREIT stockholders;

•

the absence of any law or order or other legal restraint or prohibition, making illegal, enjoining or otherwise restricting, preventing, or prohibiting the consummation of the REIT Merger pursuant to the Merger Agreement; and

•

the Form S-4 shall have been declared effective and no stop order suspending the effectiveness of the Form S-4 shall have been issued, and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

Additional Closing Conditions for the Benefit of the CVREIT Parties

The obligation of the CVREIT Parties to complete the REIT Merger is subject to the satisfaction or waiver, on or prior to the closing date, of the following additional conditions:

•

the accuracy in all material respects as of the date of the Merger Agreement and the effective time of the REIT Merger of certain representations and warranties made in the Merger Agreement by the CVREIT Parties II regarding certain aspects of its capital structure and corporate authority;

•

the accuracy in all but de minimis respects as of the date of the Merger Agreement and the effective time of the REIT Merger of certain representations and warranties made in the Merger Agreement by the CVREIT II Parties regarding certain aspects of its capital structure;

•

the accuracy as of the date of the Merger Agreement and the effective time of the REIT Merger of all other representations and warranties of the CVREIT II Parties contained in the Merger Agreement, except (a) representations and warranties made as of a specific date shall be true and correct only on such date, and (b) where the failure of such representations or warranties to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on CVREIT II and its subsidiaries taken as a whole;

•

the CVREIT II Parties must have performed and complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the effective time of the REIT Merger;

•	On the Effective Date, no circumstance shall exist that constitutes a material adverse effect (as described above) as to the CVREIT Parties;

•

CVREIT must have received a certificate, dated the date of the closing of the REIT Merger, signed by the chief executive officer and chief financial officer of CVREIT II, certifying to the effect that the conditions described in the five preceding bullet points have been satisfied;

•

CVREIT must have received the written opinion of Morris, Manning & Martin, LLP (“Morris Manning”) dated as of the closing date, regarding CVREIT II’s qualification and taxation as a REIT under the Code commencing with CVREIT II’s taxable year that ended on December 31, 2014;

•	CVREIT must have received the written opinion of DLA Piper LLP US (“DLA Piper”) to the effect that the REIT Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

•

CVREIT must have received a written opinion of Venable LLP, dated as of the closing date, to the effect that the issuance of the stock consideration has been duly authorized and, when and if issued in connection with the REIT Merger in accordance with the resolutions of the CVREIT II Board, the Merger Agreement and the Articles of Merger, the stock consideration will be validly issued, fully paid and nonassessable.

Additional Closing Conditions for the Benefit of the CVREIT II Parties

The obligation of the CVREIT II Parties to complete the REIT Merger is subject to the satisfaction or waiver, on or prior to the closing date, of the following additional conditions:

•

the accuracy in all material respects as of the date of the Merger Agreement and the effective time of the REIT Merger of certain representations and warranties made in the Merger Agreement by the CVREIT Parties regarding certain aspects of its capital structure and corporate authority;

•

the accuracy in all but de minimis respects as of the date of the Merger Agreement and the effective time of the REIT Merger of certain representations and warranties made in the Merger Agreement by the CVREIT Parties regarding certain aspects of its capital structure;

•

the accuracy as of the date of the Merger Agreement and the effective time of the REIT Merger of all other representations and warranties of the CVREIT Parties contained in the Merger Agreement, except (a) representations and warranties made as of a specific date shall be true and correct only on such date, and (b) where the failure of such representations or warranties to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on CVREIT and its subsidiaries taken as a whole;

•

the CVREIT Parties must have performed and complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the effective time of the REIT Merger;

•	On the Effective Date, no circumstance shall exist that constitutes a material adverse effect (as described above) as to the CVREIT II Parties.

•

CVREIT II must have received a certificate, dated the date of the closing of the REIT Merger, signed by the chief executive officer and chief financial officer of CVREIT, certifying to the effect that the conditions described in the five preceding bullet points have been satisfied;

•

CVREIT II must have received the written opinion of DLA Piper, dated as of the closing date, regarding CVREIT’s qualification and taxation as a REIT under the Code commencing with CVREIT’s taxable year that ended on December 31, 2011;

•	CVREIT II must have received the written opinion of Morris Manning to the effect that the REIT Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Covenants and Agreements

Conduct of the Business of CVREIT Pending the REIT Merger

CVREIT has agreed to certain restrictions on itself and its subsidiaries until the earlier of the effective time of the REIT Merger or the valid termination of the Merger Agreement. In general, except with the CVREIT II Special Committee’s prior written consent (which consent shall not be unreasonably withheld, delayed, or conditioned), or as may be expressly required or permitted pursuant to the Merger Agreement, or to the extent required by law, CVREIT has agreed that it will, and will cause of each of its subsidiaries to, conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and use all reasonable efforts to (i) preserve intact its current business organization, goodwill, ongoing business and significant relationships with third parties, and (ii) maintain the status of CVREIT as a REIT.

Without limiting the foregoing, CVREIT has also agreed that, except with the CVREIT II Special Committee’s prior written approval (which consent shall not be unreasonably withheld, delayed, or conditioned), or as may be expressly required or permitted pursuant to the Merger Agreement, or the extent required by law, it will not, and it will not permit any of its subsidiaries to:

•

amend or propose to amend its charter or bylaws or equivalent organizational documents of a material subsidiary, or waive the stock ownership limit or create an excepted holder limit (as defined in CVREIT’s charter);

•	adjust, split, combine, reclassify, or subdivide any shares of stock or other ownership interests of CVREIT or its subsidiaries (other than wholly owned subsidiaries);

•

with limited exceptions (including a permitted payment of a dividend not to exceed a daily rate of $0.000876712 per share of CVREIT common stock), declare, set apart, or pay any dividend on or make any distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of CVREIT or any CVREIT subsidiary or other equity securities or ownership interests of CVREIT or any CVREIT subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such;

•

redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of CVREIT’s capital stock or other equity interests of CVREIT or any CVREIT subsidiary, other than share repurchases for death, disability and exigent circumstances under CVREIT’s share repurchase program;

•

except for transactions among CVREIT and one or more wholly owned subsidiaries of CVREIT or among one or more wholly owned subsidiaries of CVREIT, issue, sell, pledge, dispose, encumber or grant any shares of the capital stock of CVREIT or any CVREIT subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares, capital stock, or other equity interests of CVREIT or any CVREIT subsidiary;

•

acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any material assets, except (i) acquisitions by CVREIT or any wholly owned subsidiary of CVREIT of or from an existing wholly owned subsidiary of CVREIT and (ii) acquisitions in the ordinary course of business;

•

sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except in the ordinary course of business consistent with past practice;

•

incur, create, assume, refinance, replace or prepay any indebtedness for borrowed money or guarantee such indebtedness of another person, or issue or amend the terms of any debt securities or rights to acquire any debt securities of CVREIT or any CVREIT subsidiary, with certain exceptions;

•

make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, with certain exceptions;

•

other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any CVREIT material contract (or any contract that, if existing as of the date of the Merger Agreement, would be a CVREIT material contract), except as expressly permitted by the Merger Agreement;

•	authorize, make or commit to make any capital expenditures other than in the ordinary course of business or to address obligations under existing contracts, or in conjunction with emergency repairs;

•

make any payment of any liability of CVREIT or any CVREIT subsidiary before it comes due in accordance with its terms, except in the ordinary course of business consistent with past practices or as otherwise permitted by the Merger Agreement;

•

waive, release, assign, settle or compromise (A) any legal action, suit, investigation, arbitration or proceeding, in each case made or pending against CVREIT or any CVREIT subsidiary (including relating to taxes other than property tax appeals or disputes) (1) exceeding $2,000,000 in the aggregate or the amounts reserved for such purposes in the most recent balance sheet in the CVREIT’s Annual Report on Form 10-K for the year ended December 31, 2018, (2) that involves injunctive relief (excluding any matter related to taxes) or (3) that provides for the admission of material liability (excluding any matter related to taxes), and (B) any legal action, suit, investigation, arbitration or proceeding involving any present, former or purported holder or group of holders of CVREIT common stock other than in accordance with the Merger Agreement;

•

(i) increase in any manner the amount, rate or terms of compensation or benefits of any of CVREIT’s current or former employees, officers or directors, with certain exceptions, or (ii) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other compensation or CVREIT benefit plan, except as may be required to comply with applicable law;

•

fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on December 31, 2018, except as required by a change in GAAP or in applicable law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

•	enter into any new line of business;

•	form any new, or consent to any amendment or modification of the terms of existing, funds, joint ventures, or non-traded real estate investment trusts or other pooled investment vehicles;

•

fail to duly and timely file all material reports and other material documents required to be filed with the SEC or any other governmental authority, subject to extensions permitted by law or applicable rules and regulations;

•

enter into or modify in a manner adverse to CVREIT any REIT I Tax Protection Agreement (as defined in the Merger Agreement), make, change or rescind any material election relating to taxes, change a material method of tax accounting, file or amend any material tax return, settle or compromise any material federal, state, local or foreign tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes, or knowingly surrender any right to claim any material tax refund, with certain exceptions;

•

take any action, or fail to take any action, which action or failure would reasonably be expected to cause (A) CVREIT to fail to qualify as a REIT or (B) any CVREIT subsidiary to cease to be treated as any of (x) a partnership or disregarded entity for U.S. federal income tax purposes or (y) a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

•

adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except by a CVREIT subsidiary in connection with any permitted acquisitions in a manner that would not reasonably be expected to be materially adverse to CVREIT or to prevent or impair the ability of the CVREIT Parties to consummate the REIT Merger;

•

amend or modify the compensation terms or any other obligations of CVREIT contained in the engagement letters with each of Moelis and Duff & Phelps in a manner adverse to CVREIT or any CVREIT subsidiary or engage other financial advisors in connection with the transactions contemplated by the Merger Agreement;

•

make any payment, loan, distribution or transfer of assets to CVREIT Advisor or its Affiliates (other than CVREIT and any CVREIT subsidiary) except in such amount and as expressly contemplated by the Merger Agreement or the CVREIT Advisory Agreement;

•	take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of CVREIT common stock with respect to the REIT Merger;

•	permit any liens or encumbrances other than those permitted by the Merger Agreement; or

•	authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Conduct of the Business of CVREIT II Pending the REIT Merger

CVREIT II has agreed to certain restrictions on itself and its subsidiaries until the earlier of the effective time of the REIT Merger or the valid termination of the Merger Agreement. In general, except with the CVREIT Special Committee’s prior written consent (which consent shall not be unreasonably withheld, delayed, or conditioned), or as may be expressly required or permitted pursuant to the Merger Agreement, or to the extent required by law, CVREIT II has agreed that it will, and will cause of each of its subsidiaries to, conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and use all reasonable efforts to (i) preserve intact its current business organization, goodwill, ongoing business and significant relationships with third parties, and (ii) maintain the status of CVREIT II as a REIT.

Without limiting the foregoing, CVREIT II has also agreed that, except with the CVREIT Special Committee’s prior written approval (which consent shall not be unreasonably withheld, delayed, or conditioned), or as may be expressly required or permitted pursuant to the Merger Agreement, or the extent required by law, it will not, and it will not permit any of its subsidiaries to:

•

amend or propose to amend its charter or bylaws or equivalent organizational documents of a material subsidiary, or waive the stock ownership limit or create an excepted holder limit (as defined in CVREIT II’s charter);

•	adjust, split, combine, reclassify, or subdivide any shares of stock or other ownership interests of CVREIT II or its subsidiaries (other than wholly owned subsidiaries);

•

with limited exceptions (including a permitted payment of a dividend not to exceed a daily rate of $0.001802170 per share of REIT II Class A Common Stock, $0.001802170 per share of REIT II Class I Common Stock, $0.001561644 per share of REIT II Class T Common Stock or $0.001561644 per share of REIT II Class T2 Common Stock), declare, set apart, or pay any dividend on or make any distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of CVREIT II or any CVREIT II subsidiary or other equity securities or ownership interests of CVREIT II or any CVREIT II subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such;

•

redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of CVREIT II’s capital stock or other equity interests of CVREIT II or any CVREIT II subsidiary, other than share repurchases for death, disability and exigent circumstances under CVREIT II’s share repurchase program;

•

except (i) pursuant to CVREIT II’s distribution reinvestment plan and (ii) for transactions among CVREIT II and one or more wholly owned subsidiaries of CVREIT II or among one or more wholly owned subsidiaries of CVREIT II, issue, sell, pledge, dispose, encumber or grant any shares of the capital stock of CVREIT II or any CVREIT II subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares, capital stock, or other equity interests of CVREIT II or any CVREIT II subsidiary;

•

acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any material assets, except (i) acquisitions by CVREIT II or any wholly owned subsidiary of CVREIT II of or from an existing wholly owned subsidiary of CVREIT II and (ii) acquisitions in the ordinary course of business;

•

sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except in the ordinary course of business consistent with past practice;

•

incur, create, assume, refinance, replace or prepay any indebtedness for borrowed money or guarantee such indebtedness of another person, or issue or amend the terms of any debt securities or rights to acquire any debt securities of CVREIT II or any CVREIT II subsidiary, with certain exceptions;

•

make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, with certain exceptions;

•

other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any CVREIT II material contract (or any contract that, if existing as of the date of the Merger Agreement, would be a CVREIT II material contract), except as expressly permitted by the Merger Agreement;

•	authorize, make or commit to make any capital expenditures other than in the ordinary course of business or to address obligations under existing contracts, or in conjunction with emergency repairs;

•

make any payment of any liability of CVREIT II or any CVREIT II subsidiary before it comes due in accordance with its terms, except in the ordinary course of business consistent with past practices or as otherwise permitted by the Merger Agreement;

•

waive, release, assign, settle or compromise (A) any legal action, suit, investigation, arbitration or proceeding, in each case made or pending against CVREIT II or any CVREIT II subsidiary (including relating to taxes other than property tax appeals or disputes) (1) exceeding $2,000,000 in the aggregate or the amounts reserved for such purposes in the most recent balance sheet in CVREIT II’s Annual Report on Form 10-K for the year ended December 31, 2018, (2) that involves injunctive relief (excluding any matter related to taxes) or (3) that provides for the admission of material liability (excluding any matter related to taxes), and (B) any legal action, suit, investigation, arbitration or proceeding involving any present, former or purported holder or group of holders of CVREIT II common stock other than in accordance with the Merger Agreement;

•

(i) increase in any manner the amount, rate or terms of compensation or benefits of any of CVREIT II’s current or former employees, officers or directors, with certain exceptions, or (ii) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other compensation or CVREIT II benefit plan, except as may be required to comply with applicable law;

•

fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on December 31, 2018, except as required by a change in GAAP or in applicable law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

•	enter into any new line of business;

•	form any new, or consent to any amendment or modification of the terms of existing, funds, joint ventures, or non-traded real estate investment trusts or other pooled investment vehicles;

•

fail to duly and timely file all material reports and other material documents required to be filed with the SEC or any other governmental authority, subject to extensions permitted by law or applicable rules and regulations;

•	enter into or modify in a manner adverse to CVREIT II any REIT II Tax Protection Agreement (as defined in the Merger Agreement), make, change or rescind any material election relating to taxes,

change a material method of tax accounting, file or amend any material tax return, settle or compromise any material federal, state, local or foreign tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes, or knowingly surrender any right to claim any material tax refund, with certain exceptions;

•

take any action, or fail to take any action, which action or failure would reasonably be expected to cause (A) CVREIT II to fail to qualify as a REIT or (B) any CVREIT II subsidiary to cease to be treated as any of (x) a partnership or disregarded entity for U.S. federal income tax purposes or (y) a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

•

adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except by a CVREIT II subsidiary in connection with any permitted acquisitions in a manner that would not reasonably be expected to be materially adverse to CVREIT II or to prevent or impair the ability of the CVREIT II Parties to consummate the REIT Merger;

•

amend or modify the compensation terms or any other obligations of CVREIT II contained in the engagement letter with SunTrust Robinson Humphrey in a manner adverse to CVREIT II or any CVREIT II subsidiary or engage other financial advisors in connection with the transactions contemplated by the Merger Agreement;

•

make any payment, loan, distribution or transfer of assets to CVREIT II Advisor or its Affiliates (other than CVREIT II and any CVREIT II subsidiary) except in such amount and as expressly contemplated by the Merger Agreement or the CVREIT II Advisory Agreement;

•	permit any liens or encumbrances other than those permitted by the Merger Agreement; or

•	authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Form S-4; Proxy Statement and Prospectus; CVREIT Stockholders Meeting

CVREIT agreed to prepare and cause to be filed with the SEC the proxy statement included in this proxy statement/prospectus, and CVREIT II agreed to prepare and file a registration statement on Form S-4 with respect to the REIT Merger, which includes this proxy statement/prospectus, in each case as promptly as reasonably practicable. CVREIT and CVREIT II also agreed to use their commercially reasonable efforts to (i) have the Form S-4 declared effective under the Securities Act as promptly as practicable after filing, (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (iii) to keep the Form S-4 effective for so long as necessary to complete the REIT Merger.

CVREIT agreed to use its commercially reasonable efforts to cause this proxy statement/prospectus to be mailed to its stockholders entitled to vote at the CVREIT Special Meeting and to hold the CVREIT Special Meeting as soon as practicable after the Form S-4 is declared effective. CVREIT further agreed to include in the proxy statement/prospectus its recommendation to its stockholders that they approve the REIT Merger and to use its commercially reasonable efforts to obtain its stockholder approval.

Access to Information; Confidentiality

The Merger Agreement requires CVREIT, on the one hand, and CVREIT II, on the other, to cause each of their respective subsidiaries to provide, with limited exceptions, to the other reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, personnel, and records, and a copy of each report, schedule, registration statement and other document filed by it after the date of the Merger Agreement but before the earlier of (1) the effective date of the REIT Merger, and

(2) the date on which the Merger Agreement is terminated, pursuant to the requirements of federal or state securities laws (to the extent not publicly available) and all other information (financial or otherwise) concerning its business, properties, and personnel as such other party may reasonably request.

Each of CVREIT and CVREIT II will hold, and will cause its representatives and affiliates to hold, any nonpublic information in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of their existing confidentiality agreements.

No Solicitation and Change in Recommendation with an Acquisition Proposal

Pursuant to the terms of the Merger Agreement, until 11:59 p.m. (New York City time) on May 26, 2019 (the “Go Shop Period End Time”), CVREIT had a “go shop” right that allowed CVREIT and its subsidiaries, directly or indirectly, to do the following:

•

initiate, solicit, encourage or facilitate any inquiries or the making of any proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as later defined), including by way of (A) contacting third parties, (B) broadly disseminating public disclosure or (C) providing access to the properties, offices, assets, books, records and personnel of CVREIT and its subsidiaries and furnishing non-public information pursuant to (but only pursuant to) one or more acceptable confidentiality agreements; provided, however, that CVREIT has previously or contemporaneously furnished, made available or provided access to such non-public information to CVREIT;

•

enter into, continue or otherwise participate in any discussions or negotiations with any person relating to, or in furtherance of such inquiries, proposals, offers or other actions or to obtain, an Acquisition Proposal;

•	release any person from, or refrain from enforcing, any standstill agreement or similar obligation to CVREIT or its subsidiaries; or

•

disclose to the CVREIT stockholders any information required to be disclosed under applicable law; provided, however, that to the extent any such disclosure addresses the approval, recommendation or declaration of advisability by the CVREIT Board with respect to the Merger Agreement or an Acquisition Proposal, such disclosure shall be deemed to be an Adverse Recommendation Change (as later defined) if not accompanied by an express public re-affirmation of the recommendation of the CVREIT Board in favor of the REIT Merger and the Merger Agreement.

From and after the Go Shop Period End Time, CVREIT must promptly (and in any event no later than 24 hours) notify CVREIT II in writing if (i) any Acquisition Proposal is received by CVREIT or any subsidiary of CVREIT, (ii) any request for information relating to CVREIT or any subsidiary of CVREIT from any person who informs CVREIT or any subsidiary of CVREIT that it is considering making or has made an Acquisition Proposal, or (iii) any discussions or negotiations are sought to be initiated with CVREIT or any subsidiary of CVREIT regarding any Acquisition Proposal, in each case from a person that is not a Go Shop Bidder (as later defined). In such instances, CVREIT shall notify CVREIT II in writing of the identity of such person or group making, and the material terms and conditions of, such Acquisition Proposal, request or inquiry (including with such notice copies of any written Acquisition Proposal, including any proposed transaction agreement and related transaction documents and financing commitments, if any, and a written summary of the material terms of the Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally)), and thereafter shall promptly (and in any event no later than 24 hours after the occurrence of such developments, discussions or negotiations or receipt of materials) (A) keep CVREIT II reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal, request or inquiry and (B) provide CVREIT II with any written supplements or written additions to any written Acquisition Proposal. CVREIT agreed that it and its subsidiaries will not enter into any agreement with any person or persons or entities subsequent to the date of the Merger Agreement that prohibits CVREIT from providing any information to CVREIT II in accordance with the Merger Agreement.

Beginning at the Go Shop Period End Time, except as described below, the Merger Agreement provides that CVREIT may not, and will cause its subsidiaries not to, do any of the following:

•

initiate, solicit, knowingly encourage or facilitate any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any persons relating to any inquiry, proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal;

•

enter into, continue or otherwise participate in any discussions or negotiations with any person regarding or otherwise in furtherance of, or furnish to any person any non-public information in connection with or for the purpose of encouraging or facilitating any inquiry, proposal, offer, or other action that constitutes, or could reasonably be expected to lead to, or to otherwise obtain an Acquisition Proposal;

•	release any person from or fail to enforce any standstill agreement or similar obligation to CVREIT or its subsidiaries, with certain exceptions;

•	enter into any agreement in principle, arrangement, understanding, contract or agreement (whether binding or not) contemplating or otherwise relating to an Acquisition Proposal; or

•	take any action to exempt any person from any takeover statute or similar restrictive provision of the CVREIT charter and related documents.

Except with respect to a Go Shop Bidder and as otherwise permitted by Section 7.3 of the Merger Agreement, CVREIT shall, and shall cause each of its subsidiaries and representatives, to, immediately cease any discussions, negotiations or communications with any person with respect to any Acquisition Proposal or potential Acquisition Proposal and shall immediately terminate all physical and electronic data room access previously granted to any such person and exercise and use commercially reasonable efforts to enforce any contractual rights available to CVREIT to cause such person to return and/or destroy all non-public information to the extent permitted pursuant to any confidentiality agreement and immediately terminate all physical and electronic data room access granted to such persons.

After the Go Shop Period End Time and prior to obtaining the necessary approvals of the CVREIT stockholders, CVREIT and its subsidiaries and their respective representatives may continue to take any of the actions listed above that were permitted during the Go Shop Period with respect to any proposals or offers regarding any Acquisition Proposal submitted by a Go Shop Bidder on or before the Go Shop Period End Time or with respect to any amended or modified proposal or offer with respect to any Acquisition Proposal submitted by a Go Shop Bidder after the Go Shop Period End Time if the CVREIT Special Committee has determined in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal is or is reasonably likely to lead to a Superior Proposal (as later defined); provided, however, that a Go Shop Bidder will cease to be a Go Shop Bidder if (i) the negotiations between CVREIT and such Go Shop Bidder with respect to the Acquisition Proposal that resulted in such Go Shop Bidder becoming a Go Shop Bidder shall have been terminated, (ii) the Acquisition Proposal submitted by such Go Shop Bidder prior to the Go Shop Period End Time is withdrawn, terminated or modified in a manner such that, in the CVREIT Special Committee’s good faith determination, after consultation with its financial advisors and outside legal counsel, such Acquisition Proposal as so modified no longer constitutes or would no longer reasonably be expected to lead to a Superior Proposal, or (iii) such Go Shop Bidder otherwise ceases to be actively pursuing efforts to acquire CVREIT or the CVREIT OP.

CVREIT did not receive an Acquisition Proposal from a Go Shop Bidder prior to the Go Shop Period End Time.

Notwithstanding anything in the Merger Agreement to the contrary, at any time after the Go Shop Period End Time and prior to obtaining the necessary approvals of the CVREIT stockholders, CVREIT may, if and only to the extent that the CVREIT Special Committee has either determined that such Acquisition Proposal constitutes a Superior Proposal or determined in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal:

•

provide information in response to a request by a person who has made a written Acquisition Proposal that did not result from a breach by CVREIT of the non-solicitation provisions in the Merger Agreement; and

•	engage or participate in any discussions or negotiations with any person who has made such a written Acquisition Proposal;

Except as described below, the CVREIT Special Committee and the CVREIT Board may not (a) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or, in a manner adverse to CVREIT II, modify, the CVREIT Board recommendation, (b) authorize, approve, endorse, declare advisable, adopt or recommend or propose to publicly announce, approve, endorse, declare advisable, adopt or recommend, any Acquisition Proposal, (c) authorize, cause or permit CVREIT or any subsidiary of CVREIT to enter into any Alternative Acquisition Agreement, or (d) fail to make the CVREIT Board recommendation or fail to include the CVREIT Board recommendation in the proxy statement (each of the actions described in (a)-(d) are referred to as an “Adverse Recommendation Change”).

Notwithstanding anything to the contrary above, at any time prior to obtaining the necessary approvals of the CVREIT stockholders, CVREIT has the right, upon receipt of a written Acquisition Proposal (whether or not from a Go Shop Bidder) that constituted a Superior Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement, to give notice of its intention to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement for such Superior Proposal and/or effect an Adverse Recommendation Change, subject to the following conditions:

•	the foregoing determination must have been upon the determination that failing to take such action would be inconsistent with the directors’ duties under applicable law;

•

CVREIT must have notified CVREIT II in writing that the CVREIT Board intends to take such action at least five (5) business days in advance of effecting an Adverse Recommendation Change, which notice must specify the material terms of the Superior Proposal and attach the most current version of such proposal; and

•

during the five business days after CVREIT II received such notice, CVREIT must have offered to negotiate with CVREIT II (and negotiate in good faith) with respect to making adjustments to the terms of the Merger Agreements that the subject Superior Proposal no longer was a Superior Proposal.

For purposes of the Merger Agreement, unless already defined above:

“Acquisition Proposal” means any proposal or offer from any person (other than CVREIT II or any of CVREIT II’s subsidiaries), whether in one transaction or a series of related transactions, relating to any (a) merger, consolidation, share exchange, business combination or similar transaction involving CVREIT or any subsidiary of CVREIT that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X), (b) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of CVREIT or any subsidiary of CVREIT representing 20% or more of the consolidated assets of CVREIT and the subsidiaries of CVREIT, taken as a whole, (c) issue, sale or other disposition by CVREIT or any subsidiaries of CVREIT of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding shares of CVREIT common stock, (d) tender offer or exchange offer in which any person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the votes associated with the outstanding shares of CVREIT common stock, (e) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to CVREIT in which a third party shall acquire beneficial ownership of 20% or more of the outstanding shares of CVREIT common stock, or (f) transaction that is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include (i) the merger or any of the other transactions contemplated by the Merger Agreement or (ii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among CVREIT and one or more of the subsidiaries of CVREIT or solely among the subsidiaries of CVREIT.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, Merger Agreement or similar agreement (other than an acceptable confidentiality agreement) relating to any Acquisition Proposal.

“Go Shop Bidder” means any person (including its controlled affiliates and representatives) that submits a written proposal or offer regarding an Acquisition Proposal prior to the Go Shop Period End Time that has not been withdrawn and that the CVREIT Special Committee determines, in good faith, after consultation with its financial advisors and outside legal counsel, prior to the Go Shop Period End Time (or in the case of any Acquisition Proposal received less than five (5) business days after the receipt of such Acquisition Proposal), has resulted in, or would be reasonably likely to result in, a Superior Proposal.

“Superior Proposal” means a written Acquisition Proposal (except for purposes of this definition, the references in the definition of “Acquisition Proposal” to “20%” shall be replaced with “50%”) which the CVREIT Board (based on the recommendation of the CVREIT Special Committee) determines in its good faith judgment (after consultation with its outside legal and financial advisors and after taking into account (a) all of the terms and conditions of the Acquisition Proposal and the Merger Agreement(as it may be proposed to be amended by CVREIT II) and (b) the feasibility and certainty of consummation of such Acquisition Proposal on the terms proposed (taking into account all legal, financial, regulatory, and other aspects of such Acquisition Proposal and conditions to consummation thereof) to be more favorable from a financial point of view to the stockholders of CVREIT (in their capacities as stockholders) than the REIT Merger and the other transactions contemplated by the Merger Agreement(as it may be proposed to be amended by CVREIT II).

Consents and Approvals

Each of CVREIT and CVREIT II has agreed to use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable law or pursuant to any contract to consummate and make effective, as promptly as practicable, the REIT Merger and other transactions pursuant to the Merger Agreement, including the taking of all actions necessary to satisfy each party’s conditions to closing, obtaining of all necessary advisable actions or nonactions, waivers, consents and approvals from governmental entities or other persons in connection with the consummation of the REIT Merger pursuant to the Merger Agreement, preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any governmental authority in order to consummate the REIT Merger and other transactions pursuant to the Merger Agreement, and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authority or other persons necessary in connection with the consummation of the REIT Merger and other transactions pursuant to the Merger Agreement, defending any lawsuits or other legal proceedings challenging the consummation of the REIT Merger or the other transactions contemplated by the Merger Agreement, and executing and delivering any additional instruments necessary or advisable to consummate the REIT Merger and the other transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement; provided, that neither CVREIT nor CVREIT II will have any obligation (a) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of such company, any of its subsidiaries (including subsidiaries of CVREIT II after the closing date) or their affiliates or (B) otherwise to take or commit to take any actions that would limit the freedom of such company, its subsidiaries (including subsidiaries of CVREIT II after the closing date) or their affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets.

Each of CVREIT and CVREIT II has agreed to give any notices to any person, and each of CVREIT and CVREIT II will use its commercially reasonable efforts to obtain any consents from any person that are necessary, proper or advisable to consummate the REIT Merger and the other transactions contemplated by the Merger Agreement. Each of the parties will, and shall cause their respective affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any governmental authority and will cooperate in responding to any inquiry from a governmental authority, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a governmental authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any governmental authority with respect to the Merger Agreement. To the extent reasonably practicable, the parties or their representatives will generally have the right to review in advance and each of the parties will consult the others on, all the information relating to the other and each of their affiliates that appears in any filing made with, or written materials submitted to, any governmental authority in connection with the REIT Merger and the other transactions contemplated by the Merger Agreement. To the extent reasonably practicable, none of the parties may participate independently in any meeting or engage in any substantive conversation with any governmental authority in respect of any filing, investigation or other inquiry without giving the other party prior notice of such meeting or engage in any substantive conversation and, to the extent permitted by applicable law, without giving the other party the opportunity to attend or participate in any such meeting with such governmental authority.

Notification of Certain Actions; Litigation

The parties have agreed to give prompt notice to each other:

•

in the event of any notice or other communication received by such party from (i) any governmental authority in connection with the REIT Merger, the Merger Agreement, or the transactions contemplated thereby, or (ii) any person alleging that the consent of such person may be required in connection with the REIT Merger, the Merger Agreement, or the transactions contemplated thereby;

•

if (i) any representation or warranty made by such party in the Merger Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the closing conditions set forth in the Merger Agreement would be incapable of being satisfied by the outside closing date or (ii) such party fails to comply with or satisfy in any material respect any covenant, condition, or agreement to be complied with or satisfied by it pursuant to the Merger Agreement; and

•

of any action commenced, or to the knowledge of such party, threatened against, relating to or involving such party or any of their subsidiaries, which relates to the Merger Agreement, the REIT Merger, or the other transactions contemplated thereby.

The parties have each agreed to give the other party the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against such party and/or its directors relating to the Merger Agreement and the transactions contemplated thereby.

Publicity

CVREIT and CVREIT II have agreed, subject to certain exceptions, that they and their respective affiliates will receive consent (which consent shall not be unreasonably withheld, delayed or conditioned) from the other party before issuing any press release or other public announcement with respect to the REIT Merger or the Merger Agreement.

Directors’ and Officers’ Insurance and Indemnification

For a period of six years after the effective time of the REIT Merger, pursuant to the terms of the Merger Agreement and subject to certain limitations, CVREIT II will, and will cause the Surviving Entity to, indemnify, defend and hold harmless the current or former managers, directors, officers, partners, members, trustees, employees, agents, fiduciaries or other individuals of CVREIT or any of the CVREIT subsidiaries (the “Indemnified Parties”) for any action or omission or alleged action or omission at or prior to the effective time of the REIT Merger, including with respect to the transactions contemplated by the Merger Agreement. CVREIT II and the REIT Merger Sub have agreed that all rights to indemnification and exculpation from liabilities for acts provided in (i) the governing documents of CVREIT or similar organizational documents or agreements of any subsidiary of CVREIT and (ii) any indemnification agreements of CVREIT will survive the REIT Merger and will continue in full force and effect in accordance with their terms. For a period of six years after the effective time of the REIT Merger, the organizational documents of CVREIT II and the Surviving Entity and the organizational documents of any subsidiary of CVREIT II or subsidiary of CVREIT I will not have indemnification and director and officer liability limitation provisions less favorable than such provisions in the CVREIT II organizational documents as of the effective time of the REIT Merger, or, if applicable, similar organizational documents or agreements of any subsidiary of CVREIT II.

CVREIT shall use its best efforts to obtain extended reporting period coverage under CVREIT’s existing insurance programs for a period of six years after the effective time of the REIT Merger, to be effective as of the effective time of the REIT Merger.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants related to:

•

CVREIT causing all contracts between any former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents of CVREIT or any subsidiary of CVREIT, on the one hand, and CVREIT or any subsidiary of CVREIT, on the other hand, to be settled or terminated on or prior to the closing date of the REIT Merger, without any further obligations, liability or payments by or on behalf of CVREIT as of the closing date of the REIT Merger;

•	CVREIT taking all actions necessary to terminate, effective as of the closing date of the REIT Merger, the CVREIT equity incentive plan;

•	CVREIT taking all actions necessary to terminate, effective as of the closing date of the REIT Merger, its distribution reinvestment plan and share repurchase program; and

•	CVREIT II taking all necessary action to cause, in connection with the REIT Merger, the repayment or refinancing of all then-outstanding indebtedness of CVREIT provided in the Merger Agreement.

Termination of the Merger Agreement

Termination by Mutual Agreement

CVREIT and CVREIT II may, by written consent, mutually agree to terminate the Merger Agreement before completing the REIT Merger, even after the approval of CVREIT stockholders.

Termination by Either CVREIT or CVREIT II

The Merger Agreement may also be terminated prior to the effective time of the REIT Merger by either CVREIT (with prior approval of the CVREIT Special Committee) or CVREIT II (with prior approval of the CVREIT II Special Committee) if any of the following occur:

•	The REIT Merger has not occurred on or before the Outside Date. However, the right to terminate due to the failure of the REIT Merger to occur on or before the Outside Date will not be available to

CVREIT or CVREIT II if the failure of CVREIT or CVREIT II to perform or comply in all material respects with any of their respective obligations, covenants or agreements under the Merger Agreement caused the failure of the REIT Merger to be consummated on the outside date.

•

There is any final, non-appealable order issued by a governmental authority of competent jurisdiction that permanently restrains or otherwise prohibits the transactions contemplated by the Merger Agreement. The right to terminate due to the issuance of such an order will not be available to CVREIT or CVREIT II if the issuance of such final, non-appealable order was primarily due to the failure of CVREIT or CVREIT II to perform or comply in all material respects with any of their respective obligations, covenants or agreements under the Merger Agreement.

•

The approvals of the CVREIT stockholders approving the REIT Merger have not been obtained at the CVREIT Special Meeting. The right to terminate due to the failure to receive the requisite approvals of the CVREIT stockholders will not be available to CVREIT or CVREIT II if such failure was primarily due to the failure of CVREIT or CVREIT II to perform or comply in all material respects with any of their respective obligations, covenants or agreements under the Merger Agreement.

Termination by CVREIT

The Merger Agreement may also be terminated prior to the effective time of the REIT Merger by CVREIT (with the prior approval of the CVREIT Special Committee) upon either of the following:

1)

Any of the CVREIT II Parties shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (A) would, or would reasonably be expected to, result in a failure of CVREIT II’s ability to satisfy certain closing conditions, and (B) cannot be cured or waived by the Outside Date or, if curable, is not cured by CVREIT II within 20 days of receipt by CVREIT II of written notice of such breach or failure; provided, however, that CVREIT shall not have the right to terminate the Merger Agreement pursuant to the foregoing if any of the CVREIT Parties is then in breach of any of their respective representations, warranties, covenants or agreements set forth in the Merger Agreement such that CVREIT would not satisfy certain closing conditions; or

2)

If, at any time prior to obtaining the necessary approvals of the CVREIT stockholders, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the Merger Agreement, so long as the termination fee payment described in “ – Termination Fee” is made in full to CVREIT II concurrently with such termination.

Termination by CVREIT II

The Merger Agreement may also be terminated prior to the effective time of the REIT Merger by CVREIT II (with the prior approval of the CVREIT II Special Committee) upon either of the following:

1)

CVREIT shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (A) would, or would reasonably be expected to, result in a failure of CVREIT’s ability to satisfy certain closing conditions, and (B) cannot be cured or waived by the Outside Date or, if curable, is not cured by CVREIT within 20 days of receipt by CVREIT of written notice of such breach or failure; provided, however, that CVREIT II shall not have the right to terminate the Merger Agreement pursuant to the foregoing if CVREIT II or REIT Merger Sub is then in breach of any of their respective representations, warranties, covenants or agreements set forth in the Merger Agreement such that CVREIT II would not satisfy certain closing conditions; or

2)

If, at any time prior to obtaining the necessary approvals of the CVREIT stockholders, (A) the CVREIT Board has made an Adverse Recommendation Change, (B) a tender offer or exchange offer for any shares of CVREIT common stock that constitutes an Acquisition Proposal (other than by

CVREIT II or any of its affiliates) is commenced and the CVREIT Board fails to recommend against acceptance of such tender offer or exchange offer by the CVREIT stockholders and to publicly reaffirm the CVREIT Board recommendation within ten (10) business days of being requested to do so by CVREIT II, or (C) if CVREIT shall have violated any of its obligations described above in “—Covenants and Agreements—No Solicitation and Change in Recommendation with Acquisition Proposal”.

Termination Fee

CVREIT agreed to pay CVREIT II a termination payment in the amount of $14,400,000 (the “Go Shop Termination Payment”) or $28,800,000 (the “CVREIT Termination Payment”), as applicable, if the Merger Agreement is terminated by:

1)

(i) (a) CVREIT II due to CVREIT’s breach of CVREIT’s representations or warranties set forth in the Merger Agreement and prior to the failure to perform giving rise to such right of termination, a bona fide Acquisition Proposal (with, for all purposes of this provision, all percentages included in the definition of “Acquisition Proposal” increased to 50%) has been publicly announced, disclosed or otherwise communicated the CVREIT Board or any person has publicly announced an intention to make such an Acquisition Proposal or (b) either CVREIT or CVREIT II because the effective time of the REIT Merger has not occurred before the Outside Date or the CVREIT stockholders do not approve the REIT Merger pursuant to the Merger Agreement, and prior to the CVREIT Special Meeting, an Acquisition Proposal with respect to CVREIT has been publicly announced, disclosed or otherwise communicated to CVREIT’s stockholders (and not withdrawn) or any person shall have publicly announced an intention to make such an Acquisition Proposal and (ii) within twelve (12) months after the date of such termination, a transaction in respect of an Acquisition Proposal with respect to CVREIT is consummated or CVREIT enters into a definitive agreement in respect of an Acquisition Proposal with respect to CVREIT that is later consummated;

2)	CVREIT in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal;

3)	CVREIT II pursuant to item (2) under “—Termination by CVREIT II” above;

CVREIT will pay CVREIT II or its designee (i) the Go Shop Termination Payment solely in connection with items (2) and (3) above, if such event occurs within five (5) business days of the Go Shop Period End Time, or (ii) the CVREIT Termination Payment in connection with item (1) above and in connection with items (2) and (3) above, if such event occurs on or after the sixth (6th) business day following the Go Shop Period End Time. CVREIT did not receive an Acquisition Proposal from a Go Shop Bidder prior to the Go Shop Period End Time. Therefore, in no event would CVREIT II pay to CVREIT a Go Shop Termination Payment.

Miscellaneous Provisions

Payment of Expenses

All expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, provided that CVREIT and CVREIT II will share equally any Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, and the Form S-4 filing fees as may be required to consummate the transactions contemplated by the Merger Agreement.

Specific Performance

The parties to the Merger Agreement agree that irreparable harm would occur to the non-breaching party if any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy in the event of a breach. Accordingly, the parties agreed that, at any time prior to the termination of the Merger Agreement, the parties shall be entitled to an injunction or injunctions to prevent one or more breaches of the

Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, and each party waived any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such party is entitled at law or in equity.

Amendment

The parties to the Merger Agreement may amend the Merger Agreement by written agreement executed and delivered by their duly authorized officers, provided that, after approval of the REIT Merger by the CVREIT stockholders, no amendment may be made which changes the form or amount of the consideration to be delivered to the holders of CVREIT common stock or which by applicable law requires further approval by the CVREIT stockholders, without the approval of such stockholders.

Waiver

Prior to the effective time of the REIT Merger, the parties may extend the time for performance of any obligation of the other or waive any inaccuracy in the representations and warranties of the other or the other party’s compliance with any agreement or condition contained in the Merger Agreement to the extent permitted by law.

Governing Law

The Merger Agreements governed by the laws of the State of Maryland, without giving effect to conflicts of laws principles.

RELATED AGREEMENTS

Concurrently with the execution of the Merger Agreement on April 11, 2019:

(1) CVREIT entered into an amendment (the “Second Amendment”) to the Amended and Restated Limited Partnership Agreement of CVREIT OP (the “CVREIT OP Partnership Agreement”), as amended, by and between CVREIT, which holds both general partner and limited partner interests in CVREIT OP, and CVREIT Advisor, which holds a special limited partner interest in CVREIT OP. The Second Amendment will become effective at the effective time of the REIT Merger. The primary purpose of the Second Amendment is to revise the economic interests of CVREIT Advisor by providing that CVREIT Advisor will not receive any distributions of Net Capital Proceeds (as defined in the CVREIT OP Partnership Agreement) pursuant to the CVREIT OP Partnership Agreement; and

(2) CVREIT, CVREIT OP and CVREIT Advisor entered into a termination letter agreement (the “Termination Agreement”), effective as of April 11, 2019. Pursuant to the Termination Agreement, the Amended and Restated Advisory Agreement, as amended, dated as of November 26, 2010, by and among CVREIT, CVREIT Advisor, and CVREIT OP (the “CVREIT Advisory Agreement”) will be terminated at the effective time of the REIT Merger. Also pursuant to the Termination Agreement, CVREIT Advisor waived any disposition fee it otherwise would be entitled to pursuant to the CVREIT Advisory Agreement related to the REIT Merger and confirms the disposition fee payable to CVREIT Advisor in the event the Merger Agreement is terminated and the Company consummates a different transaction that would entitle CVREIT Advisor to the disposition fee.

(3) CVREIT II, CVREIT OP, CVREIT II OP and CVREIT II Advisor entered into the Third Amended and Restated CVREIT II Advisory Agreement (the “Amended REIT II Advisory Agreement”), which shall become effective at the effective time of the REIT Merger. The Amended REIT II Advisory Agreement will amend CVREIT II’s existing advisory agreement, dated as of June 10, 2014, to add CVREIT OP as a party and to increase the Combined Company’s stockholder return threshold to an 8.0% cumulative return prior to CVREIT II Advisor receiving any distributions of Net Sales Proceeds (as defined in the Amended REIT II Advisory Agreement); and

(4) CVREIT II entered into an amendment (the “Fifth Amendment”) to the Amended and Restated Limited Partnership Agreement of CVREIT II OP (the “CVREIT II OP Partnership Agreement”), as amended, by and between CVREIT II, which holds both general partner and limited partner interests in CVREIT II OP, and CVREIT II Advisor, which holds a special limited partner interest in the CVREIT II OP. The Fifth Amendment will become effective at the effective time of the REIT Merger. The purpose of the Fifth Amendment is to revise the economic interests of the CVREIT II Advisor by providing that CVREIT II Advisor will not receive any distributions of Net Sales Proceeds (as defined in the CVREIT II OP Partnership Agreement) pursuant to the CVREIT II OP Partnership Agreement.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of certain terms of CVREIT II’s capital stock, the CVREIT II charter, CVREIT II’s bylaws, and certain provisions of the MGCL governing real estate investment trusts formed under Maryland law. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the applicable provisions of the CVREIT II charter and bylaws and the applicable provisions of the MGCL. The following summary should be read in conjunction with the CVREIT II charter and bylaws and the applicable provisions of the MGCL for complete information on CVREIT II’s capital stock. To obtain copies of the CVREIT II charter and bylaws, see “Where You Can Find More Information” on page 236.

When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us” or “our” refer to CVREIT II.

Our charter authorizes us to issue up to 600,000,000 shares of stock, of which 500,000,000 shares are classified as common stock at $0.01 par value per share, and 100,000,000 shares are classified as preferred stock with a par value of $0.01 per share. Of the total shares of common stock authorized, 175,000,000 are classified as Class A common stock, 75,000,000 are classified as Class I common stock, 175,000,000 are classified as Class T common stock and 75,000,000 are designated as Class T2 common stock.

As of March 31, 2019, 89,495,093 and 82,361,286 shares of our Class A common stock were issued and outstanding, respectively, 12,661,650 and 12,476,247 shares of our Class I common stock were issued and outstanding, respectively, 38,954,501 and 38,167,321 shares of our Class T common stock were issued and outstanding, respectively, and 3,423,521 shares of our Class T2 common stock were issued and outstanding, held by 27,940 stockholders, and no preferred stock was issued and outstanding.

We ceased offering shares of common stock pursuant to our public follow-on offering on November 27, 2018. At the completion of our follow-on offering, we had accepted investors’ subscriptions for and issued approximately 13,491,000 shares of Class A, Class I, Class T and Class T2 common stock resulting in gross proceeds of $129,308,000. We deregistered the remaining $870,692,000 of shares of Class A, Class I, Class T and Class T2 common stock. As of March 31, 2019, we had accepted investors’ subscriptions for and issued approximately 144,512,000 shares of Class A, Class I, Class T and Class T2 common stock in our initial public offering, follow-on offering and distribution reinvestment plan, resulting in receipt of gross proceeds of approximately $1,407,566,000, before share repurchases of $74,547,000, selling commissions and dealer manager fees of approximately $96,734,000 and other offering costs of approximately $27,005,000.

Our sponsor, Carter Validus REIT Management Company II, LLC, invested $200,000 to purchase 20,000 shares of our Class A common stock at $10.00 per share. Our sponsor may not sell any of these 20,000 shares of our Class A common stock during the period that it remains our sponsor, but may transfer the shares to its affiliates.

We discontinued offering shares of Class T common stock in our public follow-on offering on the close of business of March 14, 2018. We continue to offer shares of Class T common stock pursuant to our DRIP Registration Statement. We commenced offering shares of Class T2 common stock in our follow-on offering on March 15, 2018.

Our board of directors, with the approval of a majority of our entire board of directors and without any action taken by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of our authorized shares or the number of shares of any class or series that we have authority to issue. Other than the differing fees with respect to each class and the payment of a distribution and servicing fee out of cash otherwise distributable to Class T stockholders and Class T2 stockholders, shares of Class A common stock, Class I common stock, Class T common stock and Class T2 common stock generally have identical rights and privileges, such as identical voting rights. The net proceeds from the sale of the different share classes will be commingled for investment purposes and all earnings from all of the investments will proportionally accrue to each share regardless of the class.

Each share of Class A common stock, Class I common stock, Class T common stock, and Class T2 common stock is entitled to participate in distributions on its respective class of shares when and as authorized by our board of directors and declared by us and in the distribution of our assets upon liquidation. The estimated value per share will be calculated on a company-wide basis, with any adjustments to shares of Class A common stock, Class I common stock, Class T common stock or Class T2 common stock made subsequent to such company-wide calculation. The per share amount of distributions on Class A shares, Class I shares, Class T shares and Class T2 shares will likely differ because of different allocations of class-specific expenses. In addition, as a result of the allocation of the distribution and servicing fee to the shares of Class T common stock and Class T2 common stock, the shares of Class T common stock and Class T2 common stock could have a lower NAV per share if distributions on the shares of Class T common stock and Class T2 common stock are not adjusted to take account of such fee. See “- Distribution Policy.” Each share of common stock will be fully paid and nonassessable by us upon issuance and payment therefor. Shares of common stock are not subject to mandatory redemption. The shares of common stock have no preemptive rights (which are intended to insure that a stockholder has the right to maintain the same ownership interest on a percentage basis before and after the issuance of additional securities) or cumulative voting rights (which are intended to increase the ability of smaller groups of stockholders to elect directors).

We will not issue stock certificates. Shares will be held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to the transfer agent to effect a transfer.

Our charter also contains a provision permitting our board of directors, by resolution, to classify or reclassify any unissued common stock or preferred stock into one or more classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of any new class or series of stock, subject to certain restrictions, including the express terms of any class or series of stock outstanding at the time. We believe that the power to classify or reclassify unissued shares of stock and thereafter issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Common Stock

Voting Rights

Shares of Class A common stock, Class I common stock, Class T common stock and Class T2 common stock vote together as a single class, and each share is entitled to one vote on each matter submitted to a vote at a meeting of our stockholders; provided that with respect to any matter that would only have a material adverse effect on the rights of a particular class of common stock, that relates solely to the particular class or in which the interests of the particular class differ from the interests of any other offering, only the holders of such affected class are entitled to vote. Generally, all matters to be voted on by stockholders at a meeting of stockholders duly called and at which a quorum is present must be approved by a majority of the votes cast by the holders of all shares of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock, although the affirmative vote of a majority of shares of common stock present in person or by proxy at a meeting at which a quorum is present is necessary to elect each director.

Rights Upon Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distribution of our assets, then such assets, or the proceeds therefrom, will be distributed between the holders of shares of Class A common stock, Class I common stock, Class T common stock, and Class T2 common stock ratably in proportion to their respective estimated per share NAV for each class until the estimated per share

NAV for each class has been paid. Each holder of shares of a particular class of common stock will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding.

Preferred Stock

Our charter authorizes our board of directors, without stockholder approval, to designate and authorize us to issue one or more classes or series of preferred stock and to set or change the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions and qualifications or terms or conditions of redemption of each class of shares so issued; provided, however, that the voting rights per share of preferred stock sold in a private offering shall not exceed the voting rights that bear the same relationship to the voting rights of a publicly held share as the consideration paid to us for each such privately offered share bear the same relationship to the voting rights of a publicly held share. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of common stock. If we ever create and issue preferred stock with a distribution preference over common stock, payment of any distribution preferences of outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock. Further, holders of preferred stock are normally entitled to receive a preference payment if we liquidate, dissolve, or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence.

Our board of directors, without stockholder approval, may authorize us to issue preferred stock with conversion rights that could adversely affect the holders of common stock. However, the issuance of preferred stock must be approved by a majority of independent directors not otherwise interested in the transaction, who will have access at our expense to our legal counsel or to independent legal counsel. We currently have no preferred stock issued or outstanding. Our board of directors has no present plans to issue shares of preferred stock, but it may do so at any time in the future without stockholder approval.

Meetings and Special Voting Requirements

Subject to our charter restrictions on ownership and transfer of our stock and the terms of each class or series of stock, each holder of common stock is entitled at each meeting of stockholders to one vote per share owned by such stockholder on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of our board of directors, which means that the holders of a majority of shares of our outstanding stock entitled to vote generally in the election of directors can elect all of the directors then standing for election and the holders of the remaining shares of common stock will not be able to elect any directors.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter that may properly be considered at the meeting. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of these matters by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast.

An annual meeting of our stockholders will be held each year, upon reasonable notice and within a reasonable period (at least 30 days) after delivery of our annual report to our stockholders. Our directors, including our independent directors, are required to take reasonable steps to insure this requirement is met.

Special meetings of stockholders may be called only upon the request of a majority of our directors, a majority of our independent directors, the chairman of our board of directors, the president or the chief executive officer and must be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast at least 10% of the votes entitled to be cast at the meeting on such matter. Upon receipt of a written request from such stockholders stating the purpose of the special meeting, our secretary will provide all of our stockholders written notice of the meeting and the purpose of such meeting. The meeting must be held at the time and place specified in the notice not less than 15 nor more than 60 days after the delivery of the notice of meeting. The presence of stockholders entitled to cast at least 50% of all the votes entitled to be cast at such meeting on any matter, either in person or by proxy, will constitute a quorum.

Our stockholders are entitled to receive a copy of our stockholder list upon request under certain circumstances. The list provided by us will include each stockholder’s name, address and telephone number, and the number of shares owned by each stockholder and will be sent within ten days of the receipt by us of the request. A stockholder requesting a list will be required to pay reasonable costs of duplication. Stockholders and their representatives shall also be given access to our corporate records to which it is entitled under applicable law at reasonable times, and may inspect or copy any of them for a reasonable charge. Under Maryland law, stockholders are entitled to inspect and copy our bylaws, minutes of stockholder proceedings, annual statements of affairs, voting trust agreements and statements of stock and securities issued by us during the period specified by the requesting stockholder, which period may not be longer than 12 months prior to the date of the stockholder’s request. Because the foregoing list sets forth all of the corporate records that our stockholders are entitled to inspect and copy under Maryland law, our stockholders will not be entitled to inspect and copy the minutes of the meetings of our board of directors, which are records that certain states other than Maryland allow stockholders to inspect and copy. We have the right to request that a requesting stockholder represent to us that the list and records will not be used to pursue commercial interests.

Liquidity Events

A “Liquidity Event” could include a sale of all or substantially all our assets, a sale or merger of our company, a listing of our common stock on a national securities exchange (provided we meet the then applicable listing requirements), or other similar transaction. We may achieve a Liquidity Event through a sale or merger of our company, a listing of our common stock on a national securities exchange, or other similar transaction if our board of directors determines that such a transaction is in the best interests of our stockholders. If a Liquidity Event does not occur on or before the seventh anniversary of the completion or termination of the primary offering of our initial public offering, our charter requires that a majority of our board of directors and a majority of our independent directors adopt a resolution either (i) seeking stockholder approval of an amendment to the charter extending or eliminating this deadline or (ii) seeking stockholder approval of the liquidation of the corporation. If we seek and do not obtain stockholder approval of an amendment to the charter extending or eliminating the Liquidity Event deadline, we would then be required to seek stockholder approval of our liquidation. If we seek and do not obtain stockholder approval of our liquidation and have not already sought stockholder approval of an amendment to the charter extending or eliminating the Liquidity Event deadline, we would then be required to seek stockholder approval of an amendment to the charter extending or eliminating this deadline. If we seek stockholder approval of both an amendment to the charter extending or eliminating the Liquidity Event deadline and our liquidation and do not obtain either, our charter would not require us to achieve a Liquidity Event or liquidate and we could continue to operate as before. In such event, there will be no public market for shares of our common stock and you may be required to hold the shares indefinitely. If we sought and obtained stockholder approval of our liquidation, we would begin an orderly sale of our properties and distribute our net proceeds to you. If a Liquidity Event occurs on or before the seventh anniversary of the completion or termination of the primary offering of our initial public offering, the company will continue perpetually unless dissolved pursuant to any applicable provision of the Maryland General Corporation Law.

Restrictions on Ownership and Transfer

In order for us to maintain our qualification as a REIT under the Internal Revenue Code, we must meet the following criteria regarding our stockholders’ ownership of our shares:

•

five or fewer individuals (as defined in the Internal Revenue Code to include specified private foundations, employee benefit plans and trusts and charitable trusts) may not own, directly or indirectly, more than 50% in value of our outstanding shares during the last half of a taxable year, other than our first REIT taxable year; and

•

100 or more persons must beneficially own our shares during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year, other than our first REIT taxable year.

We may prohibit certain acquisitions and transfers of shares so as to ensure our initial and continued qualification as a REIT under the Internal Revenue Code. However, there can be no assurance that this prohibition will be effective. Because we believe it is essential for us to qualify as a REIT, and, once qualified, to continue to qualify, among other purposes, our charter provides (subject to certain exceptions) that no person may beneficially or constructively own more than 9.8% in value of the aggregate of our outstanding shares of stock or more than 9.8% (in value or number of shares, whichever is more restrictive) of our outstanding shares of common stock.

Our board of directors, in its sole discretion, may prospectively or retroactively waive this ownership limit if evidence satisfactory to our directors is presented that such ownership will not then or in the future jeopardize our status as a REIT and if certain other representations and undertakings required by our charter are received. Also, these restrictions on transfer and ownership will not apply if our directors determine that it is no longer in our best interests to qualify as a REIT.

Additionally, our charter prohibits the transfer or ownership of our stock if such transfer or ownership would:

•	result in any person owning, directly or indirectly, shares of our stock in excess of the foregoing ownership limitations;

•	with respect to transfers only, result in our stock being beneficially owned by fewer than 100 persons, determined without reference to any rules of attribution;

•	result in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code (regardless of whether the ownership interest is held during the last half of a taxable year);

•

result in our owning, directly or indirectly, an interest in any tenant or subtenant if the income derived from such tenant would cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code; or

•	otherwise result in our disqualification as a REIT.

Any attempted transfer of our stock which, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void. In the event of any attempted transfer of our stock which, if effective, would result in (i) violation of the ownership limit discussed above, (ii) in our being “closely held” under Section 856(h) of the Internal Revenue Code, (iii) our owning (directly or indirectly) an interest in any tenant or subtenant that would violate the restriction noted above or (iv) our otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. To avoid confusion, these shares so transferred to a beneficial trust will be referred to in this prospectus as “Excess Securities.” Excess Securities will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The trustee of the beneficial trust, as holder of the Excess Securities, will be entitled to receive all distributions authorized by our board of directors and declared by us on such securities for the benefit of the charitable beneficiary. Our charter further entitles the trustee of the beneficial trust to exercise all voting rights of the Excess Securities. Subject to Maryland law, the trustee will also have the authority (i) to rescind as void any vote cast by the intended transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

The trustee of the beneficial trust will select a transferee to whom the Excess Securities may be sold as long as such sale does not violate the 9.8% ownership limits or the other restrictions on ownership and transfer. Upon sale of the Excess Securities, the intended transferee (the transferee of the Excess Securities whose ownership would have violated the 9.8% ownership limit or the other restrictions on ownership and transfer) will receive from the trustee of the beneficial trust the lesser of such sale proceeds, or the price per share the intended transferee paid for the Excess Securities (or, in the case of a gift or devise to the intended transferee, the price per share equal to the market value per share on the date of the transfer to the intended transferee). The trustee may reduce the amount payable to the intended transferee by the amount of dividends and other distributions which have been paid to the intended transferee and are owed by the intended transferee to the trustee. The trustee of the beneficial trust will distribute to the charitable beneficiary any amount the trustee receives in excess of the amount to be paid to the intended transferee.

In addition, we will have the right to purchase any Excess Securities at the lesser of (i) the price per share paid in the transfer that created the Excess Securities (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date we, or our designee, exercise such right. We may reduce the amount payable to the intended transferee by the amount of dividends and other distributions which have been paid to the intended transferee and are owed by the intended transferee to the trustee and pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We will have the right to purchase the Excess Securities until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee.

Any person who (i) acquires or attempts or intends to acquire shares in violation of the foregoing ownership limitations, or (ii) would have owned shares that resulted in a transfer to a charitable trust, is required to give us immediate written notice of such transaction or, in the case of a proposed or attempted transaction, 15 days’ prior written notice of such proposed or attempted transaction. In both cases, such persons must provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT. The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to continue to qualify as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

The ownership restriction does not apply to the underwriter in a public offering or private placement of shares or to a person or persons so exempted (prospectively or retroactively) from the ownership limits by our board of directors based upon appropriate assurances that our qualification as a REIT is not jeopardized and the receipt of certain other representations and undertakings required by our charter. Any person who owns more than 5% of the outstanding shares is required to deliver written notice within 30 days after the end of each taxable year setting forth the name and address of such owner, the number of shares beneficially owned, directly or indirectly, and a description of the manner in which such shares are held. In addition, such persons must provide to us such other information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT.

Distribution Policy

In order to maintain our qualification as a REIT, we generally are required to make aggregate annual distributions to our stockholders of at least 90% of our annual REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gain (which such amount does not equal net income, as calculated in accordance with GAAP). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

We currently pay regular monthly distributions to our stockholders and we intend to continue to pay regular monthly distributions to our stockholders unless our results of operations, our general financial conditions, general economic conditions, applicable provisions of Maryland law or other factors make it imprudent to do so. We currently calculate our monthly distributions on a daily record and declaration date. Therefore, new investors will be entitled to distributions immediately upon the purchase of their shares. The payment of class-specific expenses will result in different amounts of distributions being paid with respect to each class of shares. The per share amount of distributions on shares of Class A common stock, Class I common stock, Class T common stock and Class T2 common stock will likely differ because of different allocations of class-specific expenses. In addition, as a result of the allocation of the distribution and servicing fee to the shares of Class T common stock and Class T2 common stock, shares of Class T common stock and Class T2 common stock could have a lower NAV per share if distributions on the shares of Class T common stock and Class T2 common stock are not adjusted to take account of such fee. The timing and amount of distributions will be determined by our board of directors, in its discretion, and may vary from time to time. The discretion of our board of directors will be influenced in substantial part by its obligation to cause us to comply with REIT requirements of the Internal Revenue Code.

We generally do not intend to fund distributions from offering proceeds. However, if we do not have enough cash to make distributions, we may borrow, use proceeds from our public offerings, issue additional securities or sell assets in order to fund distributions. We have used sources other than cash flows from operations to fund distributions, and may continue to use such sources to fund distributions, and such distributions constitute a return of capital to stockholders for federal income tax purposes to the extent they exceed our earnings and profits as determined for tax purposes. There is no limit to the amount of distributions we may fund from these sources. We have not established any limit on the amount of proceeds from our public offerings that may be used to fund distributions, except that, in accordance with Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; or (2) cause our total assets to be less than the sum of our total liabilities plus senior liquidation preferences, if any. Distributions made from offering proceeds are effectively a return of capital to stockholders from which we will have paid organization and offering expenses in connection with our public offerings.

Share Repurchase Program

On April 10, 2019, in connection with the REIT Merger, the CVREIT II Board approved the Sixth Amended and Restated Share Repurchase Program, described below.

Prior to the time, that our shares are listed on a national securities exchange, which we currently do not intend to do, our sixth amended and restated share repurchase program, or our share repurchase program, as described below, may provide eligible stockholders with limited, interim liquidity by enabling them to sell shares back to us, in limited circumstances subject to restrictions and applicable law. Beginning with repurchases made on the Repurchase Date (as defined below) of the third quarter of 2019, we will only repurchase shares in connection with the death, Qualifying Disability (as defined below), or involuntary exigent circumstance (as determined by our board of directors in its sole discretion) of a stockholder. We are not obligated to repurchase shares under our share repurchase program.

A stockholder must have beneficially held its shares of Class A common stock, Class I common stock, Class T common stock, or Class T2 common stock, as applicable, for at least one year prior to offering them for sale to us through our share repurchase program. Our board of directors reserves the right, in its sole discretion, at any time and from time to time, to waive the one-year holding period requirement in the event of the death, Qualifying Disability, or involuntary exigent circumstance, such as bankruptcy (as determined by our board of directors, in its sole discretion) of a stockholder.

The purchase price for shares repurchased under our share repurchase program will be 100% of the most recent estimated NAV per share of the Class A common stock, Class I common stock, Class T common stock or Class T2 common stock, as applicable (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). Our board of directors will adjust the estimated NAV per share of each our classes of common stock if we have made one or more special distributions to stockholders. Our board of directors will determine, in its sole discretion, which distributions, if any, constitute a special distribution.

Repurchases of shares of our common stock, when requested, are at our sole discretion and generally will be made quarterly. We will either accept or reject a repurchase request by the last day of each quarter, and we will process accepted repurchase requests on or about the tenth (10th) day of the following month (the “Repurchase Date”). If a repurchase request is granted, we or our agent will send the repurchase amount to each stockholder or heir, beneficiary or estate of a stockholder on or about the Repurchase Date. During any calendar year, we will not repurchase in excess of 5.0% of the number of shares of common stock outstanding on December 31st of the previous calendar year, or the 5% annual limitation.

We will fund the share repurchases with proceeds we received from the sale of shares in our distribution reinvestment plan, or the DRIP, during the prior year ended December 31 (subject to the DRIP Funding Limitation (as defined below), and other operating funds that may be authorized by our board of directors. We cannot guarantee that the DRIP proceeds and other operating funds that may be authorized by our board of directors will be sufficient to accommodate all repurchase requests.

Beginning with the first quarter of 2019, we will limit the number of shares repurchased each quarter pursuant to our share repurchase program as follows (subject to the DRIP Funding Limitation (as defined below):

•

On the first quarter Repurchase Date, which generally will be January 10 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year;

•

On the second quarter Repurchase Date, which generally will be April 10 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year;

•

On the third quarter Repurchase Date, which generally will be July 10 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year; and

•

On the fourth quarter Repurchase Date, which generally will be October 10 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year.

In the event we do not repurchase 1.25% of the number of shares outstanding on December 31st of the previous calendar year in any particular quarter, we will increase the limitation on the number of shares to be repurchased in the next quarter and continue to adjust the quarterly limitations as necessary in accordance with the 5% annual limitation.

We intend to fund our share repurchase program with proceeds we received during the previous calendar year from the sale of shares pursuant to the DRIP. On each Repurchase Date during 2019 and beyond, we will limit the amount of DRIP proceeds used to fund share repurchases in each quarter to 25% of the amount of DRIP proceeds received during the previous calendar year, or the DRIP Funding Limitation; provided, however, that if we do not reach the DRIP Funding Limitation in any particular quarter, we will apply the remaining DRIP proceeds to the next quarter Repurchase Date and continue to adjust the quarterly limitations as necessary in order to use all of the available DRIP proceeds for a calendar year. We cannot guarantee that DRIP proceeds will be sufficient to accommodate all requests made each quarter. Our board of directors may, in its sole discretion, reserve other operating funds to fund the share repurchase program, but is not required to reserve such funds.

As a result of the limitations described above, some or all of a stockholder’s shares may not be repurchased. If we are unable to process all eligible repurchase requests within a quarter due to the limitations described above or in the event sufficient funds are not available, shares will be repurchased as follows: (i) first, pro rata as to repurchases upon the death or Qualifying Disability of a stockholder; and (ii) next, pro rata as to repurchases to stockholders who demonstrate, in the discretion of our board of directors, an involuntary exigent circumstance, such as bankruptcy.

If we do not repurchase all of the shares for which repurchase requests were submitted in any quarter, all outstanding repurchase requests will automatically roll over to the subsequent quarter and priority will be given to the repurchase requests in the subsequent quarter as provided above. A stockholder or his or her estate, heir or beneficiary, as applicable, may withdraw a repurchase request in whole or in part at any time up to five business days prior to the last day of the quarter.

Our sponsor, advisor, directors and their respective affiliates are prohibited from receiving a fee in connection with the share repurchase program. Affiliates of our advisor are eligible to have their shares repurchased on the same terms as other stockholders.

A stockholder or his or her estate, heir or beneficiary may present to us fewer than all of the shares then-owned for repurchase. A stockholder or his or her estate, heir or beneficiary may present to the Company fewer than all of the shares then-owned for repurchase. Repurchase requests may be made at any time after the occurrence of a stockholder’s death, Qualifying Disability, or involuntary exigent circumstance (as determined by our board of directors, in its sole discretion).

A stockholder who wishes to have shares repurchased must mail or deliver to us a written request on a form provided by us and executed by the stockholder, its trustee or authorized agent, which we must receive at least five business days prior to the last day of the quarter in which the stockholder is requesting a repurchase of his or her shares. An estate, heir or beneficiary that wishes to have shares repurchased following the death of a stockholder must mail or deliver to us a written request on a form provided by us, including evidence acceptable to our board of directors of the death of the stockholder, and executed by the executor or executrix of the estate, the heir or beneficiary, or their trustee or authorized agent, which we must receive at least five business days prior to the last day of the quarter in which the estate, heir, or beneficiary is requesting a repurchase of its shares.

Unrepurchased shares may be passed to an estate, heir or beneficiary following the death of a stockholder. If the shares are to be repurchased under any conditions outlined herein, we will forward the documents necessary to effect the repurchase, including any required signature guaranty. Our share repurchase program provides certain stockholders only a limited ability to have his or her or its shares repurchased for cash until a secondary market develops for our shares, at which time our share repurchase program would terminate. No such market presently exists, and we cannot assure you that any market for your shares will ever develop.

In order for a disability to entitle a stockholder to the special repurchase terms described above, or a Qualifying Disability, (1) the stockholder would have to receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be repurchased, and (2) such determination of disability would have to be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive, or the applicable governmental agency. For purposes of our share repurchase program, applicable governmental agencies would be limited to the following: (i) if the stockholder paid Social Security taxes and, therefore, could be eligible to receive Social Security disability benefits, then the applicable governmental agency would be the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (ii) if the stockholder did not pay Social Security benefits and, therefore, could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System, or CSRS, then the applicable governmental agency would be the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (iii) if the stockholder did not pay Social Security taxes and, therefore, could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and, therefore, could be eligible to receive military disability benefits, then the applicable governmental agency would be the Department of Veterans Affairs or the agency charged with the responsibility for administering military disability benefits at that time if other than the Department of Veterans Affairs. Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act of 1973 or Americans with Disabilities Act of 1990, or waiver of insurance premiums would not entitle a stockholder to the special repurchase terms described above. Repurchase requests following an award by the applicable governmental agency of disability benefits would have to be accompanied by: (1) the investor’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Veteran’s Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that we would deem acceptable and would demonstrate an award of the disability benefits.

We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

•	disabilities occurring after the legal retirement age; and

•	disabilities that do not render a worker incapable of performing substantial gainful activity.

Therefore, such disabilities would not qualify for the special repurchase terms, except in the limited circumstances when the investor would be awarded disability benefits by the other applicable governmental agencies described above.

Shares we purchase under our share repurchase program will have the status of authorized but unissued shares. Shares we acquire through the share repurchase program will not be reissued unless they are first registered with the SEC under the Securities Act and under appropriate state securities laws or otherwise issued in compliance with such laws.

Our share repurchase program will immediately terminate if our shares are listed on any national securities exchange. In addition, our board of directors may, in its sole discretion, suspend (in whole or in part) the share repurchase program at any time and from time to time upon notice to our stockholders and may, in its sole discretion amend or terminate the share repurchase program at any time upon 30 days’ prior notice to our stockholders for any reason it deems appropriate. Because we only repurchase shares on a quarterly basis, depending upon when during the quarter our board of directors makes this determination, it is possible that you would not have any additional opportunities to have your shares repurchased under the prior terms of the program, or at all, upon receipt of the notice. Because share repurchases will be funded with the net proceeds we receive from the sale of shares under our DRIP or other operating funds reserved by our board of directors in its sole discretion, the discontinuance or termination of the DRIP or our board of directors’ decision not to reserve other operating funds to fund the share repurchase program would adversely affect our ability to repurchase shares under the share repurchase program. We will notify our stockholders of such developments (1) in a Current Report on Form 8-K, in an annual or quarterly report, or (2) by means of a separate mailing to you.

Stockholder Liability

The Maryland General Corporation Law provides that our stockholders:

•	are not liable personally or individually in any manner whatsoever for any debt, act, omission or obligation incurred by us or our board of directors; and

•	are under no obligation to us or our creditors with respect to their shares other than the obligation to pay to us the full amount of the consideration for which their shares were issued.

Business Combinations

Under Maryland law, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by our board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by our board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting from the business combination statute any business combination with our advisor or any affiliate of our advisor. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and our advisor or any affiliate of our advisor. As a result, our advisor or any affiliate of our advisor may be able to enter into business combinations with us that may not be in the best interests of our stockholders, without compliance with the super-majority vote requirements and the other provisions of the statute.

The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

With some exceptions, Maryland law provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter, excluding “control shares”:

•	owned by the acquiring person;

•	owned by our officers; and

•	owned by our employees who are also directors.

“Control shares” mean voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer in respect of which the acquirer can exercise or direct the exercise of voting power, would entitle the acquiring person, directly or indirectly, to exercise or direct the exercise of voting power of shares of stock in electing directors within one of the following ranges of voting power:

•	one-tenth or more, but less than one-third of all voting power;

•	one-third or more, but less than a majority of all voting power; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition occurs when, subject to some exceptions, a person directly or indirectly acquires ownership or the power to direct the exercise of voting power (except solely by virtue of a revocable proxy) of issued and outstanding control shares. A person who has made or proposes to make a control share acquisition, upon satisfaction of some specific conditions, including an undertaking to pay expenses, may compel our board of directors to call a special meeting of our stockholders to be held within 50 days of a request to consider the voting rights of the control shares. If no request for a meeting is made, we may present the question at any stockholders’ meeting.

If voting rights for control shares are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement on or before the tenth day after the control share acquisition as required by the statute, then, subject to some conditions and limitations, we may redeem any or all of the control shares (except those for which voting rights have been previously approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of such shares are considered and not approved or, if no such meeting is held, the date of the last control share acquisition by the acquirer. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation, or statutory share exchange if we are a party to the transaction or to acquisitions approved or exempted by our charter or bylaws.

As permitted by Maryland General Corporation Law, our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits the board of directors of a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board of directors,

•	a two-thirds vote requirement for removing a director,

•	a requirement that the number of directors be fixed only by vote of the directors,

•

a requirement that a vacancy on the board of directors be filled only by affirmative vote of a majority of the remaining directors in office and (if the board of directors is classified) for the remainder of the full term of the class of directors in which the vacancy occurred, and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

Our charter provides that except as may be provided by our board of directors in setting the terms of any class or series of preferred stock, we elect to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of directors. We have not elected to be subject to any of the other provisions of Subtitle 8. However, through provisions in our charter and bylaws unrelated to Subtitle 8, we already vest in our board of directors the exclusive power to fix the number of directorships provided that the number is not fewer than three or more than ten.

Tender Offers

Our charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with all of the provisions of Regulation 14D of the Exchange Act that would be applicable to a tender offer for more than 5% of the outstanding shares, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. No stockholder may transfer shares to a non-complying offeror unless such stockholder has first offered the shares to us at the tender offer price in the non-compliant tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.

Advance Notice of Director Nominations and New Business

Proposals to elect directors or conduct other business at an annual or special meeting of stockholders must be brought in accordance with our bylaws. The bylaws provide that any business may be transacted at the annual meeting of stockholders without being specifically designated in the notice of meeting. However, with respect to special meetings of stockholders, only the business specified in the notice of the special meeting may be brought at that meeting.

Our bylaws also provide that nominations of individuals for election to our board of directors and the proposal of other business may be made at an annual meeting, but only:

•	in accordance with the notice of the meeting;

•	by or at the direction of our board of directors; or

•

by a stockholder who was a stockholder of record at the time of the giving of notice and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures set forth in our bylaws.

A notice of a director nomination or stockholder proposal to be considered at an annual meeting must be delivered to our secretary at our principal executive offices:

•	not later than 5:00 p.m., Eastern Time, on the 120th day nor earlier than 150 days prior to the first anniversary of the date of the proxy statement for the previous year’s annual meeting; or

•

if the date of the annual meeting is advanced or delayed by more than 30 days from the anniversary date of the preceding year’s annual meeting, not earlier than 150 days prior to the annual meeting or not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting or the tenth day following our first public announcement of the date of the annual meeting.

Nominations of individuals for election to our board of directors may be made at a special meeting, but only:

•	by or at the direction of our board of directors; or

•

provided that the meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who was a stockholder of record at the time of the giving of notice and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures set forth in our bylaws.

A notice of a director nomination to be considered at a special meeting must be delivered to our secretary at our principal executive offices:

•	not earlier than 120 days prior to the special meeting; and

•	not later than 5:00 p.m., Eastern Time, on the later of either:

•	90 days prior to the special meeting; or

•	ten days following the day of our first public announcement of the date of the special meeting and the nominees proposed by our board of directors to be elected at the meeting.

Restrictions on Certain Conversion Transactions and Roll-Ups

Our charter requires that some transactions involving an acquisition, merger, conversion or consolidation in which our stockholders receive securities in a surviving entity (known in the charter as a “roll-up entity”), must be approved by the holders of a majority of our then-outstanding shares of common stock. Approval of a transaction with, or resulting in, a “roll-up entity” is required if as part of the transaction our board of directors determines that it is no longer in our best interest to attempt or continue to qualify as a REIT. Transactions effected because of changes in applicable law or to preserve tax advantages for a majority in interest of our stockholders do not require stockholder approval.

A “roll-up entity” is a partnership, REIT, corporation, trust or other similar entity created or surviving a roll-up transaction. A roll-up transaction does not include: (1) a transaction involving securities of our company that have been listed on a national securities exchange for at least twelve months; or (2) a transaction involving our conversion to corporate, trust or association form if, as a consequence of the transaction, there will be no significant adverse change in any of the following:

•	stockholders’ voting rights;

•	our term of existence;

•	sponsor or advisor compensation; or

•	our investment objectives.

In the event of a proposed roll-up, an appraisal of all our assets must be obtained from a person with no material current or prior business or personal relationship with our advisor or our directors. Further, that person must be substantially engaged in the business of rendering valuation opinions of assets of the kind we hold or own. If the appraisal will be included in a prospectus used to offer the securities of the roll-up entity, the appraisal must be filed with the SEC and the state regulatory commissions as an exhibit to the registration statement for the offering of the roll-up entity’s shares. As a result, an issuer using the appraisal will be subject to liability for violation of Section 11 of the Securities Act and comparable provisions under state laws for any material misrepresentations or material omissions in the appraisal. The assets must be appraised in a consistent manner and the appraisal must:

•	be based on an evaluation of all relevant information;

•	indicate the value of the assets as of a date immediately prior to the announcement of the proposed roll-up transaction; and

•

assume an orderly liquidation of the assets over a 12-month period. The engagement agreement with the appraiser must clearly state that the engagement is for our benefit and the benefit of our stockholders. A summary of the independent appraisal, indicating all material assumptions underlying it, must be included in a report to the stockholders in connection with a proposed roll-up.

We may not participate in any proposed roll-up that would:

•	result in our common stockholders having less comprehensive voting rights than are provided for in our charter;

•	result in our stockholders having access to records that are more limited than those provided for in our charter’

•

include provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the roll-up entity, except to the minimum extent necessary to preserve the tax status of the roll-up entity;

•	limit the ability of a stockholder to exercise its voting rights in the roll-up entity on the basis of the number of the shares held by such stockholder; or

•	place any of the costs of the transaction on us if the roll-up is rejected by our common stockholders.

However, with the prior approval of stockholders entitled to cast a majority of all votes entitled to be cast on the matter, we may participate in a proposed roll-up if the common stockholders would have rights and be subject to restrictions comparable to those contained in our charter.

Our common stockholders who vote “no” on the proposed roll-up must have the choice of:

•	accepting the securities of the roll-up entity offered; or

•	one of either:

•	remaining as our stockholders and preserving their interests on the same terms and conditions as previously existed; or

•	receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.

These provisions, as well as others contained in our charter, bylaws and Maryland law could have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Reports to Stockholders

Our advisor will keep, or cause to be kept, full and true books of account on an accrual basis of accounting, in accordance with GAAP. All of these books of account, together with a copy of our charter, will at all times be maintained at our principal office, and will be open to inspection, examination and duplication at reasonable times by the stockholders or their agents.

Our advisor will submit to each stockholder our audited annual reports within 120 days following the close of each fiscal year. The annual reports will contain the following:

•	audited financial statements prepared in accordance with SEC rules and regulations governing the preparation of financial statements and reported on by independent certified public accountants;

•	the ratio of the costs of raising capital during the period to the capital raised;

•

the aggregate amount of advisory fees and the aggregate amount of fees paid to our advisor and any affiliate of our advisor, including fees or charges paid to our advisor and to any affiliate of our advisor by third parties doing business with us;

•	our total operating expenses, stated as a percentage of the average invested assets and as a percentage of net income for the most recently completed fiscal year;

•	a report from our independent directors that the policies, objectives and strategies we follow are in the best interests of our stockholders and the basis for such determination; and

•

separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us, our directors, our advisor, our sponsor and any of their affiliates occurring in the year for which the annual report is made. Independent directors are specifically charged with the duty to examine and comment in the report on the fairness of such transactions.

It is the duty of our directors, including our independent directors, to take reasonable steps to insure that the foregoing requirements are met.

At the same time as any distribution, we will file a Form 8-K or other appropriate form or report with the SEC or otherwise provide stockholders with a statement disclosing the amount and source of the funds distributed. If the information is not available when the distribution is made, we will provide a statement setting forth the reasons for why the information is not available. In no event will the information be provided to stockholders more than 60 days after we make the distribution. We will include in our stockholders’ account statements an estimated per share net asset value of our shares that will comply with the requirements of National Association of Securities Dealers (“NASD”) Conduct Rule 2340.

Estimated Per Share NAV

In addition to the information described under “—Reports to Stockholders” above, CVREIT II will disclose CVREIT II’s estimated NAV per share of each of CVREIT II’s shares of common stock on at least an annual basis, in a current report on Form 8-K or other periodic report. CVREIT II’s estimated value per share may not be indicative of the price that CVREIT II stockholders would receive if they sold CVREIT II’s shares in an arm’s-length transaction, if CVREIT II’s shares were actively traded or if CVREIT II were liquidated. In addition, the proceeds received from a liquidation of CVREIT II’s assets is expected to be substantially less than the price a stockholder paid for such shares.

Limitation on Total Operating Expenses

In any fiscal year, our annual total operating expenses may not exceed the greater of 2% of our average invested assets or 25% of our net income for that year. “Total operating expenses” means all costs and expenses paid or incurred by us, as determined under GAAP, that are in any way related to our operation or business, including advisory fees, but excluding (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration, and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and listing our stock on a national securities exchange; (ii) interest payments; (iii) taxes; (iv) non-cash expenditures such as depreciation, amortization, and bad debt reserves; (v) incentive fees paid in compliance with the NASAA REIT Guidelines; (vi) acquisition fees and expenses (including expenses relating to potential investments that we do not close); and (vii) other fees and expenses connected with the acquisition, disposition and ownership of real estate interests, loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property). Our independent directors have a fiduciary responsibility to ensure that we do not exceed these limits. Our independent directors may, however, permit us to exceed these limits if they determine that doing so is justified because of unusual and non-recurring expenses that they deem sufficient. Any finding by our independent directors and the reasons supporting it must be recorded in the minutes of meetings of our board of directors. If at the end of any fiscal quarter, our total operating expenses for the twelve months then ended exceed these limits, we will disclose this in writing to the stockholders within 60 days of the end of the fiscal quarter and explain the factors our independent directors considered in determining that such excess amount is justified. If our independent directors do not believe that exceeding the limit was justified, our advisor must reimburse us the amount by which the annual total operating expenses exceed the limit.

COMPARISON OF RIGHTS OF THE CVREIT STOCKHOLDERS AND

THE CVREIT II STOCKHOLDERS

If the REIT Merger is consummated, CVREIT stockholders will become CVREIT II stockholders. The rights of CVREIT stockholders are currently governed by and subject to the provisions of the MGCL and the charter and bylaws of CVREIT. Upon consummation of the REIT Merger, the rights of the former CVREIT stockholders who receive CVREIT II common stock in connection with the REIT Merger will continue to be governed by the MGCL and will be governed by the charter and bylaws of CVREIT II, rather than the charter and bylaws of CVREIT.

The following is a summary of the material differences between the rights of CVREIT stockholders and CVREIT II stockholders (which will be the rights of stockholders of the Combined Company following the REIT Merger), but does not purport to be a complete description of those differences or a complete description of the terms of the CVREIT II Class A Common Stock subject to issuance in the REIT Merger. The following summary is qualified in its entirety by reference to the relevant provisions of (i) Maryland law; (ii) the CVREIT II charter; (iii) the CVREIT charter; (iv) the CVREIT II bylaws; and (v) the CVREIT bylaws. As used herein, the term “Listing” means the listing of the CVREIT common stock on a national securities exchange or trading of the CVREIT common stock in an over-the-counter market.

Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of Maryland law, as well as the governing corporate instruments of each of CVREIT II and CVREIT, copies of which are available, without charge, to any person or entity, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information.”

	Rights of CVREIT II Stockholders (which will be the rights of stockholders of the Combined Company following the REIT Merger)	Rights of CVREIT Stockholders
Corporate Form

CVREIT II is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of CVREIT II stockholders are governed by the MGCL, the CVREIT II Charter and the CVREIT II bylaws.

CVREIT is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of CVREIT stockholders are governed by the MGCL, the CVREIT charter and the CVREIT bylaws.

Authorized Capital Stock

CVREIT II is authorized to issue an aggregate of 600,000,000 shares of capital stock, consisting of 500,000,000 shares of common stock, $0.01 par value per share of which 175,000,000 are classified as Class A common stock, 175,000,000 are classified as Class T common stock, 75,000,000 are classified as Class I common stock and 75,000,000 are classified as Class T2 common stock, and 100,000,000 shares of preferred stock, $0.01 par value per share.

At [●], 2019, there were [●] shares of CVREIT II common stock issued and outstanding which includes [●] shares of

CVREIT is authorized to issue an aggregate of 350,000,000 shares of capital stock, consisting of 300,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share.

At [●], 2019, there were [            ] shares of CVREIT common stock issued and outstanding [(which includes [●] unvested restricted shares)]. At [●], 2019, there were no shares of CVREIT preferred stock issued and outstanding.

	Rights of CVREIT II Stockholders (which will be the rights of stockholders of the Combined Company following the REIT Merger)	Rights of CVREIT Stockholders
Class A common stock, [●] shares of Class T common stock, [●] shares of Class I common stock and [●] shares of Class T2 common stock [(which includes [●] unvested restricted shares)]. At [●], 2019, there were no shares of CVREIT II preferred stock issued and outstanding.

Special Meeting of Stockholders	The CVREIT II charter and bylaws provide that special meetings of the stockholders (i) may be called at any time by the president, the chief executive officer, the chairman of the board of directors or a majority of the independent directors and (ii) shall be called by the secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than ten percent of the votes entitled to be cast on such matter at such meeting.	The CVREIT charter and bylaws provide that special meetings of the stockholders (i) may be called at any time by the president, the chief executive officer, the chairman of the board of directors or a majority of the independent directors and (ii) shall be called by the secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of (a) prior to a Listing, stockholders entitled to cast not less than ten percent of the votes entitled to be cast on such matter at such meeting or (b) after Listing, stockholders entitled to cast not less than a majority of the votes entitled to be cast on such matter at such meeting.

Size of Board of Directors	The CVREIT II charter provides that the number of directors shall be five, which number may be increased or decreased from time to time pursuant to the CVREIT II bylaws; provided, however, that pursuant to the CVREIT II bylaws, the number of directors shall never be fewer than three nor more than 15. The current size of the CVREIT II Board is seven. One independent director is required to have three years of relevant real estate experience.	The CVREIT charter provides that the number of directors shall be five, which number may be increased or decreased from time to time pursuant to the CVREIT bylaws; provided, however, that the number of directors shall be no fewer than three (and upon a Listing, no fewer than the minimum number required by the MGCL) and no more than 15. The current size of the CVREIT Board is five. One independent director is required prior to a Listing to have three years of relevant real estate experience and one independent director must be a financial expert with at least three years of relevant finance experience.

Liability and Indemnification of Directors and Officers	CVREIT II’s charter limits the liability of CVREIT II’s directors and officers to CVREIT II and its stockholders for money damages and requires CVREIT II to indemnify and, without requiring a preliminary determination of the ultimate	CVREIT’s charter contains a provision that limits the liability of CVREIT’s directors and officers to CVREIT and its stockholders for money damages to the maximum extent permitted by Maryland law. CVREIT’s charter and bylaws also

Rights of CVREIT II Stockholders (which will be the rights of stockholders of the Combined Company following the REIT Merger)	Rights of CVREIT Stockholders

entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of CVREIT II and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a director or officer of CVREIT II and at the request of CVREIT II, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (iii) the CVREIT II Advisor or any of its affiliates acting as an agent of CVREIT II.

However, CVREIT II may indemnify a director, the CVREIT II Advisor or any affiliate of the CVREIT II Advisor for liability or loss suffered by such indemnitee or hold a director, the CVREIT II Advisor or any affiliate of the CVREIT II Advisor harmless for any loss or liability by CVREIT II only if the following conditions are met: (i) the director, the CVREIT II Advisor or the CVREIT II Advisor’s affiliate has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of CVREIT II, (ii) the director, the CVREIT II Advisor or the CVREIT II Advisor’s affiliate was acting on behalf of or performing services for CVREIT II, (iii) such liability or loss was not the result of negligence or misconduct by the director, the CVREIT II Advisor or the CVREIT II Advisor’s affiliate (or gross negligence or willful misconduct in the case of an independent director) and (iv) such indemnification is recoverable only out of the net assets of CVREIT II and not from its stockholders. In addition, CVREIT II may not provide indemnification for any loss, liability or require that CVREIT, to the maximum extent permitted by Maryland law in effect from time to time, indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of the final disposition of a proceeding to, (i) any individual who is a present or former director or officer of CVREIT and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a director or officer of CVREIT and at the request of CVREIT, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity and (iii) the CREIT Advisor and its affiliates from and against any claim, liability or expense to which they may become subject or which they may incur by reason of their service in such capacity.

Rights of CVREIT II Stockholders (which will be the rights of stockholders of the Combined Company following the REIT Merger)	Rights of CVREIT Stockholders

expense arising from or out of an alleged violation of federal or state securities laws by a director, the CVREIT II Advisor or any affiliate of the CVREIT II Advisor unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to such indemnitee, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such indemnitee; or (iii) a court of competent jurisdiction approves a settlement of the claims against such indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities of CVREIT II were offered or sold as to indemnification for violations of securities laws.

CVREIT II’s charter further provides that a director, the CVREIT II Advisor or any affiliate of the CVREIT II Advisor may be advanced expenses in advance of the final disposition of a proceeding as a result of any legal action for which indemnification is being sought only if the following conditions are met: (i) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of CVREIT II, (ii) the director, the CVREIT II Advisor or the CVREIT II Advisor’s affiliate provides CVREIT II with written affirmation of his, her or its good faith belief that he, she or it has met the standard of conduct necessary for indemnification, (iii) the legal proceeding is initiated by a third party who is not a stockholder of CVREIT II or the legal proceeding is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement, and (iv) the director, the CVREIT II Advisor or the CVREIT II Advisor’s affiliate undertakes

	Rights of CVREIT II Stockholders (which will be the rights of stockholders of the Combined Company following the REIT Merger)	Rights of CVREIT Stockholders
to repay the advanced funds to CVREIT II, together with the applicable legal rate of interest thereon in cases in which the director, the CVREIT II Advisor or the CVREIT II Advisor’s affiliate is found not to be entitled to indemnification.

Voting Rights	The CVREIT II charter provides that the Class A, Class T, Class I and Class T2 common stock shall vote together as a single class on all actions to be taken by the CVREIT II stockholders; provided, however, the affirmative vote of a majority of the then outstanding shares of Class A, Class T, Class I or Class T2 common stock, as the case may be, with no other class of common stock voting, except the applicable class of common stock voting as a separate class, shall be required (A) to amend the CVREIT II charter if such amendment would materially and adversely affect the rights, preferences and privileges of such class of common stock; (B) on any matter submitted to CVREIT II stockholders that relates solely to such class of common stock; and (C) on any matter submitted to CVREIT II stockholders in which the interests of such class of common stock differ from the interests of any other class of common stock.	CVREIT has only one class of common stock.

Common Stock Liquidation Rights	In the event of any voluntary or involuntary liquidation, dissolution or winding up of CVREIT II, or any liquidating distribution of CVREIT II’s assets, then such assets, or the proceeds therefrom, will be distributed among the holders of Class A common stock, Class I common stock, Class T common stock and Class T2 common stock ratably in proportion to the respective estimated net asset value per share for each class until the estimated net asset value per share for each class has been paid. Each holder of shares of a particular class of common stock will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of	In the event of any voluntary or involuntary liquidation, dissolution or winding up of CVREIT, or any liquidating distribution of CVREIT’s assets, the holders of shares of common stock will be entitled to receive, ratably with each other holder of shares of common stock, that portion of such aggregate assets available for distribution as the number of outstanding shares of common stock held by such holder bears to the total number of outstanding shares of common stock.

	Rights of CVREIT II Stockholders (which will be the rights of stockholders of the Combined Company following the REIT Merger)	Rights of CVREIT Stockholders
outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding.

Ownership Limitations	With certain limited exceptions, no person may beneficially or constructively own, more than (i) 9.8% in value of the outstanding shares of CVREIT II’s capital stock, or (ii) 9.8% (by value or number of shares, whichever is more restrictive) of the outstanding shares of CVREIT II common stock.	With certain limited exceptions, no person may beneficially or constructively own, more than (i) 9.8% in value of the outstanding shares of CVREIT’s capital stock, or (ii) 9.8% (by value or number of shares, whichever is more restrictive) of the outstanding shares of any class or series of CVREIT’s capital stock.

Duration	CVREIT II’s charter provides that in the event that a Liquidity Event does not occur on or before five to seven years after the termination of the initial public offering, then a majority of the board and a majority or the independent directors must either adopt a resolution that (a) sets forth a proposed amendment to the charter extending or eliminating the deadline and declaring that the amendment is advisable, or (b) declares that a proposed liquidation of CVREIT II is advisable, and in each case submitting such resolution for consideration at a meeting of CVREIT II’s stockholders.	CVREIT’s charter provides that in the event that a liquidity event does not occur on or before the fifth anniversary of the termination of the initial public offering, then a majority of the board and a majority or the independent directors must either adopt a resolution that (a) sets forth a proposed amendment to the charter extending or eliminating the deadline and declaring that the amendment is advisable, or (b) declares that a proposed liquidation of CVREIT is advisable, and in each case submitting such resolution for consideration at a meeting of CVREIT’s stockholders.

Charter/Bylaws Provisions Included to Comply with Standards of NASAA Guidelines	CVREIT II’s charter and bylaws contain certain provisions designed to comply with the NASAA REIT Guidelines.

CVREIT’s charter and bylaws contain certain provisions designed to comply with the NASAA REIT Guidelines; provided, that upon Listing, the following provisions expire:

•  The requirement that an annual meeting of stockholders be held no less than 30 days after delivery of the annual report

•  The requirement that a quorum be 50% of the then outstanding shares entitled to vote

•  The requirement that a director receive the affirmative vote of a majority of the shares present at a meeting in order to be elected

•  The requirement that the board of directors be comprised of at least three directors

	Rights of CVREIT II Stockholders (which will be the rights of stockholders of the Combined Company following the REIT Merger)	Rights of CVREIT Stockholders

•  The requirement that a majority of the board of directors consist of independent directors as defined by the NASAA REIT Guidelines

•  The requirement that certain transactions be approved by the independent directors of the Company

•  The requirement that the independent directors nominate replacements for vacancies among the independent directors’ positions

•  The requirement that all committees of the board of directors be comprised of a majority of independent directors

•  The prohibition on most distributions in kind

•  The requirement that that the independent directors make certain determinations in connection with conflict of interest transactions

•  The prohibition on voting by the CVREIT Advisor, any director or any of their affiliates on the removal of any of them or any transaction between CVREIT and any of them

•  The requirement that a stockholder list be available for inspection by any stockholder

•  The requirement to deliver to each stockholder an annual report containing certain specified information

•  The requirement that the CVREIT Sponsor and each person selling shares of common stock of CVREIT make every reasonable effort to determine that the purchase of such shares of common stock is suitable and appropriate for such stockholder.

Tender Offer	CVREIT II’s charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with all of the provisions of Regulation 14D of the Exchange Act that would be applicable	CVREIT’s charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with all of the provisions of Regulation 14D of the Exchange Act that would be applicable to a

Rights of CVREIT II Stockholders (which will be the rights of stockholders of the Combined Company following the REIT Merger)	Rights of CVREIT Stockholders
to a tender offer for more than 5% of the outstanding shares, including the notice and disclosure requirements. No stockholder may transfer shares to a non-complying offeror unless such stockholder has first offered the shares to CVREIT II at the tender offer price in the non-compliant tender offer. In addition, the non-complying offeror will be responsible for all of CVREIT II’s expenses in connection with that offeror’s noncompliance. The provisions shall have no effect with respect to any shares of CVREIT II stock that are listed on a national securities exchange or traded on an over-the-counter market.	tender offer for more than 5% of the outstanding shares, including the notice and disclosure requirements. If the offeror does not comply with these provisions, CVREIT will have the right to redeem that offeror’s shares, if any, and any shares acquired in such tender offer. In addition, the non-complying offeror will be responsible for all of CVREIT’s expenses in connection with that offeror’s noncompliance. These provisions shall have no effect with respect to any shares of CVREIT stock that are listed on a national securities exchange or traded on an over-the-counter market.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

2019 CVREIT Annual Meeting of Stockholders

CVREIT will not hold an annual meeting of stockholders in 2019 if the REIT Merger is completed because CVREIT will have been merged out of existence in the REIT Merger. However, if the Merger Agreement is terminated for any reason, CVREIT expects to hold an annual meeting of stockholders in the second half of 2019. A date has not been set for CVREIT’s 2019 annual meeting.

Since the date of any such 2019 annual meeting is expected to be changed by more than 30 days from July 20, 2019, a Rule 14a-8 proposal by a stockholder to be timely must be delivered not later than a reasonable time before CVREIT begins to print and mail its proxy materials. Stockholder proposals must otherwise comply with applicable law, including Rule 14a-8 of the Exchange Act, and must be directed to the Secretary, Carter Validus Mission Critical REIT, Inc., 4890 West Kennedy Blvd., Suite 650, Tampa, Florida 33609. CVREIT will make a public announcement of such postponed annual meeting date, when and if determined.

If CVREIT holds an annual meeting in 2019, for stockholder proposals (other than those made pursuant to Rule 14a-8) and nominations to be brought before the 2019 annual meeting, CVREIT’s bylaws provide that any eligible proposing stockholder must give written notice to CVREIT’s secretary. CVREIT’s current bylaws require that such notice be received by CVREIT not earlier than the 150th day prior to the date of the 2019 annual meeting and not later than 5:00 p.m., Eastern Time, on the later of: (i) the 120th day prior to the date of the 2019 annual meeting; and (ii) the tenth day on which public announcement of the date of the 2019 annual meeting is first made.

LEGAL MATTERS

It is a condition to the REIT Merger that CVREIT and CVREIT II receive (i) opinions from DLA Piper LLP (US) and Morris, Manning & Martin, LLP (or such other counsel reasonably satisfactory to CVREIT II and CVREIT, respectively), respectively, concerning the U.S. federal income tax consequences of the REIT Merger and (ii) opinions from Morris, Manning & Martin, LLP (or such counsel reasonably satisfactory to CVREIT) and DLA Piper LLP (US) (or such other counsel reasonably satisfactory to CVREIT II), respectively, regarding CVREIT II’s and CVREIT’s respective qualification as REITs. The validity of the shares of CVREIT II to be issued in the REIT Merger will be passed upon for CVREIT II by Venable LLP.

EXPERTS

CVREIT

The consolidated financial statements of Carter Validus Mission Critical REIT, Inc. as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

CVREIT II

The consolidated financial statements of Carter Validus Mission Critical REIT II, Inc. as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

CVREIT and CVREIT II each file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents filed by CVREIT and CVREIT II at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. CVREIT and CVREIT II’s SEC filings are also available to the public at the SEC’s Internet site at http://www.sec.gov. This reference to the SEC’s Internet site is intended to be an inactive textual reference only.

Investors may also consult CVREIT’s or CVREIT II’s website for more information about CVREIT or CVREIT II, respectively. CVREIT’s website is www.cvmissioncriticalreit.com. CVREIT II’s website is www.cvmissioncriticalreit2.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

CVREIT II has filed with the SEC a registration statement of which this proxy statement/prospectus forms a part. The registration statement registers the CVREIT II Class A Common Stock to be issued to the CVREIT stockholders in connection with the REIT Merger. The registration statement, including the exhibits and schedules thereto, contains additional relevant information about CVREIT II Class A Common Stock. The rules and regulations of the SEC allow CVREIT and CVREIT II to omit certain information included in the registration statement from this proxy statement/prospectus.

You may request a copy of these filings, at no cost, by contacting Investor Relations, Carter Validus Mission Critical REIT II, Inc., 4890 West Kennedy Blvd., Suite 650, by telephone at (813) 287-0101.

INDEX TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2019	F-3

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income For Three Months Ended March 31, 2019	F-4

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income For The Year Ended December 31, 2018	F-5

Notes to Unaudited Pro Forma Condensed Combined Financial Statements	F-6

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

As of and For the Three Months Ended March 31, 2019 and For the Year Ended December 31, 2018

Pro-forma Information

The following unaudited pro forma condensed combined financial information sets forth:

•

The historical consolidated financial information as of and for the three months ended March 31, 2019, derived from CVREIT II’s unaudited condensed consolidated financial statements, and the historical consolidated statement of comprehensive income (loss) for the year ended December 31, 2018, derived from CVREIT II’s audited consolidated financial statements;

•

The historical financial information of CVREIT as of and for the three months ended March 31, 2019, derived from CVREIT’s unaudited condensed consolidated financial statements, and the historical consolidated statement of comprehensive income (loss) for the year ended December 31, 2018, derived from CVREIT’s audited consolidated financial statements;

•	Pro forma adjustments to give effect to CVREIT II’s merger with CVREIT on CVREIT II’s condensed consolidated balance sheet as of March 31, 2019, as if the merger closed on March 31, 2019; and

•

Pro forma adjustments to give effect to CVREIT II’s merger with CVREIT on CVREIT II’s consolidated statements of comprehensive income (loss) for the three months ended March 31, 2019 and for the year ended December 31, 2018, as if the merger closed on January 1, 2018.

These unaudited pro forma condensed combined financial statements are prepared for informational purposes only and are based on assumptions and estimates considered appropriate by CVREIT II’s management; however, they are not necessarily indicative of what CVREIT II’s consolidated financial condition or results of operations actually would have been assuming the merger with CVREIT had been consummated as of the dates indicated above, nor do they purport to represent the consolidated financial position or results of operations for future periods. This unaudited pro forma condensed consolidated financial information should be read in conjunction with:

•	CVREIT II’s unaudited condensed consolidated financial statements and the related notes thereto as of and for the three months ended March 31, 2019, included herein;

•	CVREIT II’s audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2018, included herein;

•	CVREIT’s unaudited condensed consolidated financial statements and the related notes thereto as of and for the three months ended March 31, 2019, included herein;

•	CVREIT’s audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2018, included herein.

F-2

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2019

(in thousands, except share data)

	Carter Validus Mission Critical REIT II, Inc. Historical (A)	Carter Validus Mission Critical REIT, Inc. Historical (A)	Pro-Forma Adjustments		Carter Validus Mission Critical REIT II, Inc. Pro-Forma
ASSETS
Real estate:
Land	$246,790	$72,700	$27,183	(B)	$346,673
Buildings and improvements, less accumulated depreciation	1,418,345	801,260	178,310	(B)	2,397,915

Total real estate, net	1,665,135	873,960	205,493		2,744,588
Cash and cash equivalents	73,727	28,015	(50,934	) (C)	50,808
Acquired intangible assets, less accumulated amortization	145,050	55,907	95,053	(B)	296,010
Right-of-use assets—operating leases	9,996	10,001	8,898	(B)	28,895
Other assets, net	67,121	43,465	(36,739	) (E)	73,847
Assets of discontinued operations, net	—	393	(393	) (D)	—

Total assets	1,961,029	$1,011,741	$221,378		$3,194,148

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes payable, net of deferred financing costs	$464,273	$17,749	$(17,749	) (G)	$464,273
Credit facility, net of deferred financing costs	362,604	218,000	190,437	(G)	771,041
Accounts payable due to affiliates	11,356	1,550	—		12,906
Accounts payable and other liabilities	31,011	12,188	(922	) (F)	42,277
Intangible lease liabilities, less accumulated amortization	56,374	11,132	2,422	(B)	69,928
Operating lease liabilities	8,750	13,765	10,001	(B)	32,516
Liabilities of discontinued operations, net	—	12	(12	) (D)	—

Total liabilities	934,368	274,396	184,177		1,392,941
Stockholders’ equity:
Preferred stock, $0.01 par value per share	—	—	—		—
Common stock, $0.01 par value per share	1,364	1,806	(960	) (H)	2,210
Additional paid-in capital	1,192,062	1,600,015	(818,571	) (H)	1,973,506
Accumulated distributions in excess of earnings	(169,359)	(864,615)	856,871	(I)	(177,103)
Accumulated other comprehensive income	2,592	139	(139	) (I)	2,592

Total stockholders’ equity	1,026,659	737,345	37,201		1,801,205
Noncontrolling interests	2	—	—		2

Total equity	1,026,661	737,345	37,201		1,801,207

Total liabilities and stockholders’ equity	$1,961,029	$1,011,741	$221,378		$3,194,148

See accompanying notes to unaudited pro forma condensed combined financial statements.

F-3

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(in thousands, except share data and per share amounts)

	Carter Validus Mission Critical REIT II, Inc. Historical (A)	Carter Validus Mission Critical REIT, Inc. Historical (A)	Pro Forma Adjustments		Carter Validus Mission Critical REIT II, Inc. Pro Forma
Revenue:
Rental revenue	$46,467	$20,916	$(640	) (B)	$66,743
Expenses:
Rental expenses	9,128	1,609	(78	) (C)	10,659
General and administrative expenses	1,403	2,891	—	(D)	4,294
Asset management fees	3,494	2,404	(140	) (E)	5,758
Depreciation and amortization	18,246	8,793	2,073	(F)	29,112

Total expenses	32,271	15,697	1,855		49,823

Income from operations	14,196	5,219	(2,495)		16,920
Interest expense, net	9,835	3,071	1,647	(G)	14,553

Net income (loss) attributable to common stockholders	$4,361	$2,148	$(4,142)		$2,367

Other comprehensive loss:
Unrealized loss on interest rate swaps, net	$(3,611)	$(286)	$286		$(3,611)

Other comprehensive loss	(3,611)	(286)	286		(3,611)

Comprehensive income attributable to common stockholders	$750	$1,862	$(3,856)		$(1,244)

Weighted average number of common shares outstanding:
Basic	136,179,343	180,618,895	(48,491)		316,749,747

Diluted	136,204,843	180,641,395	(25,991)		316,820,247

Net income per common share attributable to common stockholders:
Basic	$0.03	$0.01	—		$0.01

Diluted	$0.03	$0.01	—		$0.01

See accompanying notes to unaudited pro forma condensed combined financial statements.

F-4

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

(in thousands, except share data and per share amounts)

	Carter Validus Mission Critical REIT II, Inc. Historical (A)	Carter Validus Mission Critical REIT, Inc. Historical (A)	Pro Forma Adjustments		Carter Validus Mission Critical REIT II, Inc. Pro Forma
Revenue:
Rental revenue	$177,332	$56,362	$(2,490	) (B)	$231,204
Expenses:
Rental expenses	37,327	11,225	(934	) (C)	47,618
General and administrative expenses	5,396	6,004	—	(D)	11,400
Asset management fees	13,114	9,809	(752	) (E)	22,171
Depreciation and amortization	58,258	51,001	6,358	(F)	115,617

Total expenses	114,095	78,039	4,672		196,806

Income (loss) from operations	63,237	(21,677)	(7,162)		34,398
Interest expense, net	34,364	9,743	7,381	(G)	51,488
Provision for loan losses	—	2,782	—		2,782
Impairment loss on real estate	—	6,588	—		6,588
Gain on real estate dispositions	—	(218)	—		(218)

Total other expense	34,364	18,895	7,381		60,640

Net income (loss) from continuing operations	28,873	(40,572)	(14,543)		(26,242)
Weighted average number of common shares outstanding:
Basic	131,040,645	182,667,312	(1,999,926)		311,708,031

Diluted	131,064,388	182,667,312	(1,999,926)		311,731,774

Net income (loss) per common share from continuing operations:
Basic:
Continuing operations	$0.22	$(0.22)	$—		$(0.08)
Diluted:
Continuing operations	$0.22	$(0.22)	$—		$(0.08)

See accompanying notes to unaudited pro forma condensed combined financial statements.

F-5

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

The unaudited pro forma condensed combined financial statements are based on CVREIT II’s and CVREIT’s historical consolidated financial statements as adjusted to give effect to the merger of CVREIT with and into CV REIT II, or the REIT Merger, and the debt issuance necessary to finance the REIT Merger. The unaudited pro forma combined statements of comprehensive income for the three months ended March 31, 2019 and the year ended December 31, 2018, give effect to the REIT Merger as if it had occurred on January 1, 2018. The unaudited pro forma combined balance sheet as of March 31, 2019, gives effect to the REIT Merger as if it had occurred on March 31, 2019.

The REIT Merger is accounted for as an asset acquisition under Accounting Standards Codification (“ASC”) 805, Business Combinations. Acquisition fees and expenses associated with transactions determined to be asset acquisitions are capitalized and included in the relative fair value purchase price allocation of real estate properties. The total purchase price is allocated to the individual assets acquired and liabilities assumed based upon their relative fair values. Intangible assets will be recognized at their relative fair values in accordance with ASC 350, Intangibles. The allocation of the purchase price reflected in these unaudited pro forma condensed combined financial statements has not been finalized and is based upon preliminary estimates of these relative fair values, which is the best available information at the current time. A final determination of the fair values of the individual assets acquired and liabilities assumed will be based on actual valuations as of the date the merger closes. Consequently, amounts preliminarily allocated to the tangible and intangible assets acquired and liabilities assumed in the unaudited pro forma condensed combined financial statements could change significantly from those used in the final allocations as of the date the merger closes, and could result in a material change in depreciation and amortization of tangible and intangible assets and liabilities.

Note 2—Preliminary Purchase Price Allocation

The total preliminary estimated purchase price of approximately $1.2 billion was determined based on (i) the stockholder consideration for the REIT Merger consisting of (a) $1.00 per share in cash and (b) 0.4681 shares of CVREIT II Class A Common Stock per share of CVREIT common stock based on 180,667,386 total diluted shares as of March 31, 2019, which consisted of 180,644,686 shares outstanding, 22,500 granted and unvested shares under the CVREIT Incentive Plan, and 200 common shares that were reserved for issuance upon redemption of the CVREIT OP Units; and (ii) the additional debt issuance necessary to finance the acquisition. The unaudited pro forma condensed combined financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of CVREIT based on management’s best estimates of relative fair value. The final purchase price allocation may vary based on final appraisals, valuations and analyses of the relative fair value of the acquired assets and assumed liabilities. Accordingly, the pro forma adjustments are preliminary and have been made solely for illustrative purposes.

F-6

The following table shows the preliminary allocation of the purchase price of CVREIT to the acquired identifiable assets and liabilities assumed (in thousands):

As of March 31, 2019
Land	$99,883
Building and improvements	979,570
Acquired intangible assets	150,960
Right-of-use assets—operating leases	18,899
Other assets, net	6,726
Intangible lease liabilities	(13,554)
Operating lease liabilities	(23,766)
Accounts payable due to affiliates	(1,550)
Accounts payable and other liabilities	(11,266)

Total estimated purchase price	$1,205,902

Note 3—Pro Forma Adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

Adjustments to the unaudited pro forma condensed combined balance sheet

(A)

Reflects CVREIT II’s and CVREIT’s historical unaudited condensed consolidated balance sheets as of March 31, 2019, derived from CVREIT II’s and CVREIT’s Quarterly Reports on Form 10-Q for the period ended March 31, 2019, as filed with the Securities and Exchange Commission on May 15, 2019.

(B)

The acquired real estate related identifiable assets and liabilities assumed in connection with the REIT Merger are reflected in the unaudited pro forma condensed combined balance sheet at a preliminary relative fair value. The preliminary relative fair value is based, in part, on a valuation prepared by us with assistance of a third-party valuation advisor. The acquired assets and assumed liabilities for an acquired property generally include, but are not limited to: land, buildings and improvements, identified tangible and intangible assets and liabilities associated with in-place leases, including tenant improvements, value of above-market and below-market leases, value of acquired in-place leases, and value of right-of-use assets-operating leases.

The adjustments reflected in the unaudited condensed combined balance sheet for real estate assets, intangible assets and intangible liabilities represent the differences between the preliminary relative fair value of condensed combined properties acquired by CVREIT II in connection with the REIT Merger, and CVREIT’s historical balances, which are presented as follows (in thousands):

	CVREIT II	CVREIT	Adjustments as a Result of REIT Merger
Land	$246,790	$72,700	$27,183
Building and improvements, net	1,418,345	801,260	178,310
Acquired intangible assets, net	145,050	55,907	95,053
Right-of-use assets—operating leases	9,996	10,001	8,898
Intangible lease liabilities, net	(56,374)	(11,132)	(2,422)
Operating lease liabilities	(8,750)	(13,765)	(10,001)

Total	$1,755,057	$914,971	$297,021

F-7

The fair values of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings and improvements based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any fixed rate bargain renewal periods, with respect to a below-market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any fixed rate bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values related to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include an estimate of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are amortized to expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

The present value of the remaining right-of-use assets, operating leases and operating lease liabilities was calculated using incremental borrowing rates, adjusted for a number of factors, including the long-term nature of the lease, the estimated borrowing costs and the estimated fair value of the underlying asset. In addition, the net effect of above- and below-market lease intangibles, when applicable, is included in the valuation of right-of-use assets-operating leases.

(C)	Reflects the net change in cash and cash equivalents to consummate the transaction assuming the acquisition occurred on March 31, 2019.

(D)	Removes assets and liabilities of CVREIT’s discontinued operations on March 31, 2019.

(E)	Reflects the adjustment to other assets, net that will not be recorded at the time of the closing of the REIT Merger (in thousands):

	CVREIT II	CVREIT	Adjustments as a Result of REIT Merger
Deferred financing costs, net	$2,886	$387	$(387)
Leasing commissions, net	—	6,329	(6,329)
Restricted cash	11,614	168	(168)
Tenant receivables	4,749	2,205	—
Straight-line rent receivable	35,359	29,715	(29,715)
Prepaid and other assets	9,093	1,821	—
Derivative assets	3,420	140	(140)
Notes receivable	—	2,700	—

Total	$67,121	$43,465	$(36,739)

F-8

(F)	Reflects the adjustment to accounts payable and other liabilities that will not be recorded at the time of the closing of the REIT Merger (in thousands):

	CVREIT II	CVREIT	Adjustments as a Result of REIT Merger
Accounts payable and accrued expenses	$10,135	$3,443	$—
Accrued interest expense	3,129	922	(922)
Accrued property taxes	2,299	888	—
Distributions payable to stockholders	7,315	4,909	—
Tenant deposits	875	624	—
Deferred rental income	6,431	1,402	—
Derivative liabilities	827	—	—

Total	$31,011	$12,188	$(922)

(G)

Reflect adjustments to outstanding debt to consummate the REIT Merger. At closing, CVREIT’s notes payable and credit facility will be paid off and CVREIT II will incur new debt to fund the $1.00 per share cash merger consideration, the payoff of CVREIT outstanding debt, and closing fees and costs.

(H)

Reflect adjustments to common stock and additional paid-in capital to retire CVREIT’s outstanding shares as of March 31, 2019 and to record shares of CVREIT II Class A Common Stock issued as merger consideration.

(I)

Reflects the adjustment to remove CVREIT’s accumulated distributions in excess of earnings and accumulated other comprehensive income that will not be recorded at the time of the closing of the REIT Merger, adjusted for the estimated CVREIT transaction costs to be incurred at the time of the closing of the merger.

Adjustments to the unaudited pro forma condensed combined statements of comprehensive income for the three months ended March 31, 2019 and year ended December 31, 2018

(A)

Reflects CVREIT II’s and CVREIT’s historical consolidated statements of comprehensive income for the three months ended March 31, 2019 and year ended December 31, 2018, derived from CVREIT II’s and CVREIT’s Quarterly Reports on Form 10-Q for the period ended March 31, 2019 and CVREIT II’s and CVREIT’s Annual Reports on Form 10-K for the year ended December 31, 2018.

(B)

In general, the historical total rental revenue for CVREIT II and CVREIT represent contractual rent, tenant reimbursements, straight-line rent and amortization of above and below-market rents associated with the leases in effect during the periods presented. The adjustments included in the unaudited pro forma condensed combined statements of comprehensive income are presented to adjust contractual rental property revenue to a straight-line basis and to amortize above and below-market rents, as if the REIT Merger had occurred on January 1, 2018. The above and below-market rents are amortized or accreted to revenue over the remaining terms of the respective leases.

F-9

The following table summarizes the adjustments made to rental revenue for the real estate properties acquired as part of the REIT Merger for the three months ended March 31, 2019 and year ended December 31, 2018 (in thousands):

	Three Months Ended March 31, 2019	Year Ended December 31, 2018
Pro forma straight-line rent	$491	$2,969
Elimination of CVREIT’s straight-line rent	(997)	(4,336)
Pro forma above- and below-market rent	24	93
Elimination of CVREIT’s above- and below-market rent	(158)	(598)
Elimination of tenant reimbursements (1)	—	(540)
Elimination of rental revenue related to sold properties	—	(78)

Total	$(640)	$(2,490)

(1)

CVREIT and CVREIT II adopted Accounting Standards Update, or ASU, 2018-20, Narrow-Scope Improvements for Lessors (“ASU 2018-20”), effective January 1, 2019, however, for the purposes of the condensed combined pro forma statements of comprehensive income (loss), we assumed the adoption of ASU 2018-20 effective January 1, 2018. The adoption of this standard resulted in a decrease of approximately $0.5 million in rental revenue and rental expense related to real estate tax payments that are paid by a lessee directly to a third party.

The adjustments above do not include historical write-offs of CVREIT’s rental revenue in the total aggregate amounts of $0.4 million and $41.1 million for the three months ended March 31, 2019 and the year ended December 31, 2018, respectively. Out of $41.1 million write-offs during the year ended December 31, 2018, $36.9 million related to a former tenant at CVREIT’s property, formerly known as the Bay Area Regional Medical Center, who was experiencing financial difficulties. On October 24, 2018, CVREIT entered into a lease agreement with a new tenant, the Board of Regents of the University of Texas System, which is an affiliate of the University of Texas Medical Branch, to lease the property, which is now known as University of Texas Medical Branch Health Clear Lake Campus.

(C)

CVREIT and CVREIT II adopted ASC 842, Leases (ASC 842”), effective January 1, 2019; however, for the purposes of the condensed combined pro forma statements of comprehensive income (loss), we assumed the adoption of ASC 842 effective January 1, 2018. As a result, the condensed combined pro forma statements of comprehensive income (loss) include amortization of the right-of-use assets-operating leases assets and operating lease liabilities over the remaining lease terms. The following table summarizes the adjustments made to rental expenses as part of the REIT Merger for the three months ended March 31, 2019 and year ended December 31, 2018 (in thousands):

	Three Months Ended March 31, 2019	Year Ended December 31, 2018
Pro forma amortization of operating leases	$(37)	$(140)
Elimination of CVREIT’s amortization of operating leases	(28)	(123)
Elimination of real estate tax expense	—	(540)
Elimination of rental expenses related to sold properties	(13)	(131)

Total	$(78)	$(934)

(D)

Management of CVREIT II expects that the REIT Merger will create general and administrative cost savings, including costs associated with corporate administrative functions. There can be no assurance that CVREIT II as a combined company will be successful in achieving these anticipated costs savings. Since these savings are not currently factually supportable, no adjustments to historical general and administrative expenses have been included.

(E)	Reflects the adjustment to remove CVREIT’s asset management fees, and the adjustment for the estimated additional asset management fee payable to Carter Validus Advisors II, LLC on a monthly

F-10

basis equal to 0. 75% of the aggregate asset value of the acquired assets in the REIT Merger as of the last day of the immediately preceding month.

(F)

Represents the estimated depreciation and amortization of real estate assets and intangible lease assets assuming the REIT Merger occurred on January 1, 2018, using the relative fair values calculated as of March 31, 2019. Real estate assets, other than land, and intangible lease assets and liabilities, are depreciated on a straight-line basis over their estimated useful lives.

The following table summarizes pro forma depreciation and amortization by asset category for the properties acquired in the REIT Merger that would have been recorded for the three months ended March 31, 2019 and year ended December 31, 2018, less the reversal of depreciation and amortization included in CVREIT’s historical financial statements (in thousands):

	Three Months Ended March 31, 2019	Year Ended December 31, 2018
Buildings and improvements	$6,394	$24,426
In-place leases	2,890	11,029
Less: CVREIT’s historical depreciation and amortization (1)	(7,211)	(29,097)

Adjustment to depreciation and amortization	$2,073	$6,358

(1)

Adjustment excludes accelerated depreciation and amortization related to impaired assets totaling $1.5 million for the three months ended March 31, 2019 and $28.1 million for the year ended December 31, 2018. Out of the $28.3 million recorded in 2018, $21.3 million related to the former tenant at the property formerly known as Bay Area Regional Medical Center, who was experiencing financial difficulties. On October 24, 2018, CVREIT entered into a lease agreement with a new tenant, the Board of Regents of the University of Texas System, which is an affiliate of the University of Texas Medical Branch, to lease the property, which is now known as UTMB Health Clear Lake Campus.

(G)

CVREIT II assumes an increase of approximately $408.3 million in the credit facility term loan of credit facility, which includes $4.7 million in deferred financing costs. The increases in debt will result in approximately $1.7 million and $9.9 million in additional interest expense, for the three months ended March 31, 2019 and the year ended December 31, 2018, respectively, calculated based on the current interest rates offered by financial institutions. Additionally, CVREIT’s historical amortization of deferred financing costs has been eliminated and additional amortization related to new deferred financing costs has been included.

F-11

ANNEX A

AGREEMENT AND PLAN OF MERGER

AMONG

CARTER VALIDUS MISSION CRITICAL REIT, INC.,

CARTER/VALIDUS OPERATING PARTNERSHIP, LP,

CARTER VALIDUS MISSION CRITICAL REIT II, INC.,

CARTER VALIDUS OPERATING PARTNERSHIP II, LP, AND

LIGHTNING MERGER SUB, LLC

DATED AS OF APRIL 11, 2019

A-i

A-ii

EXHIBITS

Exhibit A – Termination Agreement

Exhibit B – Post-Merger REIT I Amendment to Operating Partnership Agreement

Exhibit C – Post-Merger REIT II Advisory Agreement

Exhibit D – Post-Merger REIT II Amendment to Operating Partnership Agreement

DISCLOSURE LETTERS

REIT I Disclosure Letter

REIT II Disclosure Letter

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of April 11, 2019 (this “Agreement”), is among Carter Validus Mission Critical REIT II, Inc., a Maryland corporation (“REIT II”), Carter Validus Operating Partnership II, LP, a Delaware limited partnership and the operating partnership of REIT II (“REIT II Operating Partnership”), Lightning Merger Sub, LLC, a Maryland limited liability company and a wholly owned subsidiary of REIT II (“Merger Sub”), Carter Validus Mission Critical REIT, Inc., a Maryland corporation (“REIT I”), and Carter/Validus Operating Partnership, LP, a Delaware limited partnership and the operating partnership of REIT I (“REIT I Operating Partnership”). Each of REIT II, REIT II Operating Partnership, Merger Sub, REIT I and REIT I Operating Partnership is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, the Parties wish to effect a business combination in which REIT I will be merged with and into Merger Sub (the “Merger”), with Merger Sub being the surviving company, and each share of common stock of REIT I issued and outstanding immediately prior to the Merger Effective Time that is not cancelled and retired pursuant to this Agreement will be converted into the right to receive the Merger Consideration upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (“MLLCA”);

WHEREAS, on the recommendation of the special committee (the “REIT I Special Committee”) of the Board of Directors of REIT I (the “REIT I Board”), the REIT I Board has (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of REIT I and its stockholders, (b) authorized and approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (c) directed that the Merger be submitted for consideration at the Stockholders Meeting; and (d) recommended the approval of the Merger by the REIT I stockholders.

WHEREAS, REIT I, as the sole general partner of REIT I Operating Partnership, has authorized and approved this Agreement and the other transactions contemplated by this Agreement and determined that this Agreement, and the transactions contemplated by this Agreement are advisable, and REIT I has determined that the transactions contemplated by this Agreement are in the best interests of the holders of REIT I OP Units;

WHEREAS, on the recommendation of the special committee (the “REIT II Special Committee”) of the Board of Directors of REIT II (the “REIT II Board”), the REIT II Board has (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of REIT II and its stockholders; and (b) authorized and approved this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, REIT II, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, REIT II, as the sole general partner of REIT II Operating Partnership, has authorized and approved this Agreement and the transactions contemplated by this Agreement and determined that this Agreement and the transactions contemplated by this Agreement are advisable, and REIT II has determined that the transactions contemplated by this Agreement are in the best interests of the holders of REIT II OP Units;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement, REIT I, the REIT I Operating Partnership, and REIT I Advisor have entered into the Termination Agreement attached as Exhibit A (the “Termination Agreement”), which shall be effective at the Merger Effective Time and provides the terms of the termination of the REIT I Advisory Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, REIT I has entered into the Amendment to REIT I Operating Partnership Agreement attached as Exhibit B (the “Post-Merger REIT I Amendment to Operating Partnership Agreement”), which shall be effective at the Merger Effective Time;

WHEREAS, concurrently with the execution and delivery of this Agreement, REIT II, the REIT II Operating Partnership, the REIT I Operating Partnership, and REIT II Advisor have entered into the Third Amended and Restated REIT II Advisory Agreement attached as Exhibit C (the “Post-Merger REIT II Advisory Agreement”), which shall be effective at the Merger Effective Time;

WHEREAS, concurrently with the execution and delivery of this Agreement, REIT II has entered into the Amendment to REIT II Operating Partnership Agreement attached as Exhibit D (the “Post-Merger REIT II Amendment to Operating Partnership Agreement”), which shall be effective at the Merger Effective Time;

WHEREAS, each of the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1     Definitions.

(a)     For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to REIT II or REIT I, as applicable, than those contained in the Confidentiality Agreement.

“Action” means any claim, action, cause of action, suit, litigation, proceeding, arbitration, mediation, interference, audit, assessment, hearing, or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before any Governmental Authority).

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) relating to any Acquisition Proposal.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder, and (ii) any anti-bribery, anti-corruption or similar applicable Law of any other jurisdiction.

“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, retention equity option, equity appreciation rights, restricted equity, phantom equity, equity-based compensation, profits interest unit, outperformance, equity purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy, practice, understanding or other arrangement, whether or not subject to ERISA.

“Book-Entry Share” means, with respect to any Party, a book-entry share registered in the transfer books of such Party.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York are authorized or required to be closed.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Confidentiality Agreement” means the Confidentiality Agreement dated as of October 25, 2018, between REIT II and REIT I.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, guaranty, binding commitment or other agreement.

“Environmental Law” means any Law (including common law) relating to the pollution (or cleanup thereof) or protection of the natural resources, endangered or threatened species, or environment (including ambient air, soil, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, generation, processing, recycling, remediation, storage, disposal, release or discharge of Hazardous Substances.

“Environmental Permit” means any permit, approval, license, exemption, action, consent or other authorization issued, granted, given, authorized by or required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with the Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means 0.4681 shares of REIT II Class A Common Stock, par value $0.01 per share, for each share of REIT I Common Stock, in each case as such number may be adjusted in accordance with Section 3.1(b).

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other agreements and documents contemplated hereby, the preparation, printing, filing and mailing of the Proxy Statement, the preparation, printing and filing of the Form S-4 and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approval, engaging the services of the Exchange Agent, obtaining any third party consents, making any other filings with the SEC and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“Full Termination Payment” means $28,800,000.

“Fundamental Representations” means the representations and warranties contained in Section 4.1 (Organization and Qualification; Subsidiaries); Section 4.2 (Authority; Approval Required); Section 4.3(a) (No Conflict; Required Filings and Consents); Section 4.4 (Capital Structure); and Section 4.5(g) (Investment Company Act); Section 4.18 (Brokers); Section 4.19 (Opinion of Financial Advisors); Section 4.20 (Takeover Statutes); Section 5.1 (Organization and Qualification; Subsidiaries); Section 5.2 (Authority); Section 5.3(a) (No Conflict; Required Filings and Consents); Section 5.4 (Capital Structure); Section 5.5(g) (Investment Company Act); Section 5.18 (Brokers); Section 5.19 (Opinion of Financial Advisors); Section 5.20 (Takeover Statutes).

“GAAP” means the United States generally accepted accounting principles.

“Go Shop Termination Payment” means $14,400,000.

“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitration panel or similar entity.

“Hazardous Substances” means (i) those materials, substances, chemicals, wastes, products, compounds, solid, liquid, gas, minerals in each case, whether naturally occurred or man-made, that is listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state and local counterparts, as each may be amended from time to time, and all regulations thereunder, including: the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.; (ii) petroleum and petroleum-derived products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls, urea formaldehyde foam insulation, mold, methane, asbestos in any form, radioactive materials or wastes and radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (viii) any agreement to provide any of the foregoing.

“Intellectual Property” means all United States and foreign (i) patents, patent applications and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights and rights in copyrightable works, (iv) rights in confidential and proprietary information, including trade secrets, know-how, ideas, formulae, invention disclosure, models, algorithms and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge” means (i) with respect to any REIT II Party, the actual knowledge of the persons named in Schedule A to the REIT II Disclosure Letter and (ii) with respect to any REIT I Party, the actual knowledge of the persons named in Schedule A to the REIT I Disclosure Letter.

“Law” means any and all domestic (federal, state or local) or foreign laws, rules, regulations and Orders promulgated by any Governmental Authority.

“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, hypothecation, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership; other than transfer restrictions arising under applicable securities Laws.

“Material Contract” means any REIT II Material Contract or any REIT I Material Contract, as applicable.

“Merger Consideration” means, the Stock Consideration and the Cash Consideration.

“Merger Sub Governing Documents” means the articles of organization and operating agreement of Merger Sub, as in effect on the date hereof.

“Order” means a judgment, injunction, order or decree of any Governmental Authority.

“Permitted Liens” means any of the following: (i) Liens for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established; (ii) Liens that are carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising in the ordinary course of business if the underlying obligations are not past due; (iii) with respect to any real property, Liens that are zoning regulations, entitlements or other land use or environmental regulations by any Governmental Authority that do not materially impact the intended use of the real property; (iv) with respect to REIT II, Liens that are disclosed on Section 5.10(c) of the REIT II Disclosure Letter, and with respect REIT I, Liens that are disclosed on Section 4.10(c) of the REIT I Disclosure Letter; (v) with respect to REIT II, Liens that are disclosed on the consolidated balance sheet of REIT II dated December 31, 2018 or notes thereto (or securing liabilities reflected on such balance sheet), and with respect to REIT I, Liens that are disclosed on the consolidated balance sheet of REIT I dated December 31, 2018 or notes thereto (or securing liabilities reflected on such balance sheet); (vi) with respect to REIT II or REIT I, arising pursuant to any Material Contracts of such Party; (vii) with respect to any real property of REIT II or REIT I, Liens that are recorded in a public record or disclosed on existing title policies made available to the other Party prior to the date hereof; or (viii) with respect to REIT II or REIT I, Liens that were incurred in the ordinary course of business since December 31, 2018, and that do not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property of such Party and its subsidiaries, taken as a whole.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Proxy Statement” means the proxy statement relating to the Stockholders Meeting together with any amendment or supplements thereto.

“REIT” shall have the meaning ascribed to it under Section 856 (among other applicable sections) of the Code.

“REIT I Advisor” means Carter/Validus Advisors, LLC, a Delaware limited liability company and the external investment advisor to REIT I and special limited partner of the REIT I Operating Partnership.

“REIT I Advisory Agreement” means the Amended and Restated Advisory Agreement, as amended, dated as of November 26, 2010, by and among REIT I, REIT I Operating Partnership and the REIT I Advisor.

“REIT I Bylaws” means the Amended and Restated Bylaws of REIT I, as amended and in effect on the date hereof.

“REIT I Charter” means the Second Articles of Amendment and Restatement of REIT I, as amended or supplemented and in effect on the date hereof.

“REIT I DRP” means the distribution reinvestment plan of REIT I.

“REIT I Equity Incentive Plan” means REIT I’s 2010 Restricted Share Plan, as may be amended.

“REIT I Governing Documents” means the REIT I Bylaws, the REIT I Charter, the certificate of limited partnership of the REIT I Operating Partnership and the REIT I Partnership Agreement.

“REIT I Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that individually or in the aggregate, (i) would have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of REIT I and the REIT I Subsidiaries, taken as a whole, or (ii) would prevent or materially impair the ability of REIT I Parties to consummate the Merger before the Outside Date; provided, that, for purposes of the foregoing clause (i), “REIT I Material Adverse Effect” shall not include any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from (A) any failure of REIT I to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a REIT I Material Adverse Effect), (B) any changes that generally affect the industry in which REIT I operates, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the execution and delivery of this Agreement, or the public announcement of the Merger or the other transactions contemplated by this Agreement, (G) the taking of any action expressly required by this Agreement, or the taking of any action at the written request or with the prior written consent of REIT II, (H) earthquakes, hurricanes, floods or other natural disasters, (I) changes in Law or GAAP (or the interpretation thereof), or (J) any Action made or initiated by any holder of REIT I Common Stock, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated by this Agreement, which in the case of each of clauses (B), (C), (D), (E), (H) and (I) do not disproportionately affect REIT I and the REIT I Subsidiaries, taken as a whole, relative to others in the industry and in the geographic regions in which REIT I and the REIT I Subsidiaries operate, but any effects resulting from the matters referred to in this proviso shall be excluded only to the extent such matters occur after the date hereof.

“REIT I OP Units” means the units of limited partnership interests in the REIT I Operating Partnership.

“REIT I Parties” means REIT I and REIT I Operating Partnership.

“REIT I Partnership Agreement” means the Agreement of Limited Partnership of the REIT I Operating Partnership dated as of December 29, 2009, as amended through the date hereof.

“REIT I Properties” means each real property owned, or leased (including ground leased) as lessee or sublessee, by REIT I or any REIT I Subsidiary as of the date of this Agreement (including all of REIT I’s or any REIT I Subsidiary’s right, title and interest in and to buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“REIT I Subsidiary” means (a) any corporation of which more than fifty percent (50%) of the outstanding voting securities is, directly or indirectly, owned by REIT I, and (b) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by REIT I or of which REIT I or any REIT I Subsidiary is a general partner, manager, managing member or the equivalent.

“REIT II Advisor” means Carter Validus Advisors II, LLC, a Delaware limited liability company and the external investment advisor to REIT II and special limited partner of the REIT II Operating Partnership.

“REIT II Advisory Agreement” means the Second Amended and Restated Advisory Agreement by and among REIT II, REIT II Operating Partnership and REIT II Advisor, dated as of June 10, 2014.

“REIT II Bylaws” means the Amended and Restated Bylaws of REIT II, as amended and in effect on the date hereof.

“REIT II Charter” means the Second Articles of Amendment and Restatement of REIT II, as amended and supplemented and in effect on the date hereof.

“REIT II Class A Common Stock” means the shares of Class A Common Stock, par value $0.01 per share, of REIT II.

“REIT II Class I Common Stock” means the shares of Class I Common Stock, par value $0.01 per share, of REIT II.

“REIT II Class T Common Stock” means the shares of Class T Common Stock, par value $0.01 per share, of REIT II.

“REIT II Class T2 Common Stock” means the shares of Class T2 Common Stock, par value $0.01 per share, of REIT II.

“REIT II Common Stock” means the shares of REIT II Class A Common Stock, REIT II Class I Common Stock, REIT II Class T Common Stock and REIT II Class T2 Common Stock.

“REIT II DRP” means the distribution reinvestment plan of REIT II.

“REIT II Equity Incentive Plan” means REIT II’s 2014 Restricted Share Plan.

“REIT II Governing Documents” means the REIT II Bylaws, the REIT II Charter, the certificate of limited partnership of REIT II Operating Partnership, and the REIT II Partnership Agreement.

“REIT II Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) would have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of REIT II and the REIT II Subsidiaries, taken as a whole, or (ii) would prevent or materially impair the ability of REIT II Parties to consummate the Merger before the Outside Date; provided, that, for purposes of the foregoing clause (i), “REIT II Material Adverse Effect” shall not include any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from (A) any failure of REIT II to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a REIT II Material Adverse Effect), (B) any changes that generally affect the industry in which REIT II operates, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the execution and delivery of this Agreement, or the public announcement of the Merger or the other transactions contemplated by this Agreement, (G) the taking of any action expressly required by this Agreement, or the taking of any action at the written request or with the prior written consent of REIT I, (H) earthquakes, hurricanes, floods or other natural disasters, (I) changes in Law or GAAP (or the interpretation thereof), or (J) any Action made or initiated by any holder of REIT II Common Stock, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated by this Agreement, which in the case of each of clauses (B), (C), (D), (E), (H) and (I) do not disproportionately affect REIT II and the REIT II Subsidiaries, taken as a whole, relative to others in the data center or healthcare REIT II industry in the geographic regions in which REIT II and the REIT II Subsidiaries operate, but any effects resulting from the matters referred to in this proviso shall be excluded only to the extent such matters occur after the date hereof.

“REIT II OP Units” means the Class A, Class I, Class T and Class T2 units of limited partnership interests in REIT II Operating Partnership excluding Class B Units, none of which are outstanding.

“REIT II Parties” means REIT II, Merger Sub and REIT II Operating Partnership.

“REIT II Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership, dated as of June 10, 2014, of the REIT II Operating Partnership, as amended through the date hereof.

“REIT II Properties” means each real property owned, or leased (including ground leased) as lessee or sublessee, by REIT II or any REIT II Subsidiary as of the date of this Agreement (including all of REIT II’s or any REIT II Subsidiary’s right, title and interest in and to buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“REIT II Subsidiary” means (a) any corporation of which more than fifty percent (50%) of the outstanding voting securities is, directly or indirectly, owned by REIT II, and (b) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by REIT II or of which REIT II or any REIT II Subsidiary is a general partner, manager, managing member or the equivalent, including the REIT II Operating Partnership.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of REIT I Common Stock entitled to vote at the Stockholders Meeting on the Merger, not including for this purpose shares of REIT I Common Stock owned by the REIT I Advisor, any director of REIT I or any of their respective Affiliates, which may not be voted on the Merger.

“Stockholders Meeting” means the meeting of the holders of shares of REIT I Common Stock exclusively for the purpose of seeking the Stockholder Approval, including any postponement or adjournment thereof.

“Tax” or “Taxes” means any federal, state, local and foreign income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts by the U.S. or any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or any other basis.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Payment” means either the Full Termination Payment or the Go Shop Termination Payment, as applicable.

“Wholly Owned REIT I Subsidiary” means REIT I Operating Partnership and any wholly owned subsidiary of REIT I or the REIT I Operating Partnership.

“Wholly Owned REIT II Subsidiary” means the REIT II Operating Partnership and any wholly owned subsidiary of REIT II or the REIT II Operating Partnership.

(b)     In addition to the terms defined in Section 1.1(a), the following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Term	Location of Definition
Acquisition Proposal	Section 7.3(i)(i)
Adverse Recommendation Change	Section 7.3(b)
Articles of Merger	Section 2.3
Cash Consideration	Section 3.1(a)(i)(A)
Closing	Section 2.2
Closing Date	Section 2.2
Debt Financing Escrow Agreement	Section 10.5(b) Section 9.3(f)
Exchange Agent	Section 3.3(a)
Exchange Fund	Section 3.3(a)
Financing Sources Form S-4	Section 10.5(b) Section 7.1(a)

Defined Term	Location of Definition
Go Shop Bidder	Section 7.3(a)
Go Shop Period End Time	Section 7.3(a)
Indemnified Parties	Section 7.7(b)
Interim Period	Section 6.1(a)
Letter of Transmittal	Section 3.3(b)
Merger	Recitals
Merger Effective Time	Section 2.3
Merger Sub	Recitals
MGCL	Recitals
Morris Manning	Section 7.12(c)
Outside Date	Section 9.1(b)(i)
Party(ies)	Recitals
Post-Merger REIT I Amendment to Operating Partnership Agreement	Recitals
Post-Merger REIT II Advisory Agreement	Recitals
Post-Merger REIT II Amendment to Operating Partnership Agreement	Recitals
Qualified REIT Subsidiary	Section 4.1(c)
Qualifying REIT Income	Section 9.3(f)(iii)
Registered Securities	Section 7.1(a)
REIT I	Recitals
REIT I Board	Recitals
REIT I Board Recommendation	Section 4.2(c)
REIT I Change Notice	Section 7.3(d)
REIT I Common Stock	Section 4.4(a)
REIT I Disclosure Letter	Article 4
REIT I Insurance Policies REIT I Financial Advisor	Section 4.15 Section 4.19
REIT I Material Contract	Section 4.12(b)
REIT I Operating Partnership	Recitals
REIT I Organizational Documents	Section 7.7(b)
REIT I Permits	Section 4.8
REIT I Preferred Stock	Section 4.4(a)
REIT I Related Party Agreements	Section 4.17
REIT I SEC Documents	Section 4.5(a)
REIT I Subsidiary Partnership	Section 4.13(h)
REIT I Tax Protection Agreements	Section 4.13(h)
REIT I Terminating Breach	Section 9.1(d)(i)
REIT I Voting Debt	Section 4.4(d)
REIT II	Recitals
REIT II Board	Recitals
REIT II Disclosure Letter	Article 5
REIT II Financial Advisor REIT II Insurance Policies	Section 5.19 Section 5.15
REIT II Material Contract	Section 5.12(b)
REIT II Operating Partnership	Recitals
REIT II Permits	Section 5.8(a)
REIT II Preferred Stock	Section 5.4(a)
REIT II Related Party Agreements	Section 5.17
REIT II SEC Documents	Section 5.5(a)

Defined Term	Location of Definition
REIT II Special Committee	Recitals
REIT II Subsidiary Partnership	Section 5.13(h)
REIT II Tax Protection Agreements	Section 5.13(h)
REIT II Terminating Breach	Section 9.1(c)(i)
REIT II Voting Debt	Section 5.4(d)
Sarbanes-Oxley Act	Section 4.5(a)
SDAT	Section 2.3
Stock Consideration	Section 3.1(a)(i)(B)
Superior Proposal	Section 7.3(i)(ii)
Surviving Entity	Section 2.1
Takeover Statutes	Section 4.20
Taxable REIT Subsidiary	Section 4.1(c)
Termination Agreement	Recitals
Transfer Taxes	Section 7.12(d)

Section 1.2     Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)    when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)    the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)    whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limiting the generality of the foregoing” unless expressly provided otherwise;

(d)    “or” shall be construed in the inclusive sense of “and/or”;

(e)    the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(f)    all references herein to “$” or dollars shall refer to United States dollars;

(g)    no specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty;

(h)    it is the intent of the Parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative;

(i)    the phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice and similar in nature and magnitude to actions customarily taken without any authorization by the board of directors in the course of normal day-to-day operations” whether or not such words actually follow such phrase;

(j)    references to a Person are also to its successors and permitted assigns;

(k)    any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified;

(l)    all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein; and

(m)    the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

ARTICLE 2

THE MERGER

Section 2.1     The Merger; Other Transactions. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL and MLLCA, at the Merger Effective Time, REIT I shall be merged with and into Merger Sub, whereupon the separate existence of REIT I will cease, with Merger Sub surviving the Merger (Merger Sub, as the surviving entity upon consummation of the Merger, the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a wholly owned subsidiary of REIT II. The Merger shall have the effects set forth in the Articles of Merger and by the applicable provisions of the MGCL, the MLLCA and this Agreement.

Section 2.2     Closing. The closing of the Merger (the “Closing”) will take place (a) by electronic exchange of documents and signatures at 10:00 a.m., Eastern time no later than the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or valid waiver of such conditions) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), or (b) such other place or date as may be agreed in writing by REIT II and REIT I. The date on which Closing actually takes place is referred to herein as the “Closing Date”.

Section 2.3     Effective Time. On the Closing Date, REIT II, REIT I and Merger Sub shall (i) cause articles of merger with respect to the Merger to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL and MLLCA (the “Articles of Merger”) and (ii) make any other filings, recordings or publications required to be made by REIT I, Merger Sub or the Surviving Entity under the MGCL or MLLCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are accepted for record by the SDAT or on such other date and time (not to exceed thirty (30) days after the Articles of Merger are accepted for record by the SDAT) as specified in the Articles of Merger (such date and time, the “Merger Effective Time”), it being understood and agreed that the Parties shall cause the Merger Effective Time to occur on the Closing Date. The Articles of Merger shall provide that the name of the Surviving Entity shall be “Carter Validus Mission Critical REIT II, LLC”

Section 2.4     Organizational Documents of the Surviving Entity.

(a)    At the Merger Effective Time, the REIT II Charter shall remain in effect as the charter of REIT II until thereafter amended in accordance with applicable Law and the applicable provisions of the REIT II Charter.

(b)    At the Merger Effective Time and by virtue of the Merger, (i) the articles of organization of Merger Sub shall be the articles of organization of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of formation, and (ii) the operating agreement of Merger Sub shall be the operating agreement of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of the Surviving Entity’s articles of organization and operating agreement.

Section 2.5     Managers of the Surviving Entity. At the Merger Effective Time, REIT II shall serve as the manager of the Surviving Entity.

Section 2.6     Tax Treatment of Merger. The Parties intend that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code. Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state of local Law), all Parties shall file all United States federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the Merger described in this Section 2.6, and no Party shall take a position inconsistent with such treatment.

ARTICLE 3

EFFECTS OF THE MERGER

Section 3.1     Effects of the Merger.

(a)     The Merger. At the Merger Effective Time and by virtue of the Merger and without any further action on the part of REIT II, REIT I or Merger Sub or the holders of any securities of REIT II, REIT I or Merger Sub:

(i)     Except as provided in Section 3.1(a)(ii) and Section 3.1(a)(iii) and subject to Section 3.1(b), Section 3.1(d), Section 3.2, and Section 3.4, each share of REIT I Common Stock outstanding immediately prior to the Merger Effective Time will be converted into the right to receive (upon the proper surrender of each Book-Entry Share) the Merger Consideration, as follows:

(A)     $1.00 in cash (the “Cash Consideration”); and

(B)     the number of shares of REIT II Class A Common Stock equal to the Exchange Ratio (the “Stock Consideration”).

From and after the Merger Effective Time, all such shares of REIT I Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a share of REIT I Common Stock, including any REIT I Restricted Share (as defined in the REIT I Equity Incentive Plan), shall cease to have any rights with respect thereto, except for the right to receive the Merger Consideration therefor in accordance with this Agreement.

(ii)     Each share of REIT I Common Stock, if any, then held by any Wholly Owned REIT I Subsidiary shall automatically be retired and shall cease to exist, and no Merger Consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto in connection with or as a consequence of the Merger;

(iii)     Each share of REIT I Common Stock, if any, then held by REIT II or any Wholly Owned REIT II Subsidiary shall no longer be outstanding and shall automatically be retired and shall cease to exist, and no Merger Consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto in connection with or as a consequence of the Merger; and

(iv)     Each membership interest of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall remain the only issued and outstanding membership interests of the Surviving Entity and REIT II shall remain the sole member of Merger Sub.

(b)     Adjustment of the Merger Consideration. Between the date of this Agreement and the Merger Effective Time, if any of REIT I or REIT II should split, combine or otherwise reclassify the REIT I Common Stock, or the REIT II Common Stock or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the Parties hereunder), the per share Cash Consideration and the Exchange Ratio shall be ratably adjusted to reflect fully the effect of any such change, and thereafter all references to the per share Cash Consideration and the Exchange Ratio shall be deemed to be the per share Cash Consideration and the Exchange Ratio as so adjusted.

(c)     Transfer Books. From and after the Merger Effective Time, the share transfer books of REIT I shall be closed, and thereafter there shall be no further registration of transfers of REIT I Common Stock. From and after the Merger Effective Time, Persons who held outstanding REIT I Common Stock immediately prior to the Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for in this Agreement or by applicable Law. On or after the Merger Effective Time, any Book-Entry Shares of REIT I Common Stock presented to the Exchange Agent, REIT II, the Surviving Entity or the transfer agent shall be exchanged for the Merger Consideration with respect to REIT I Common Stock formerly represented thereby, as applicable.

(d)     Fractional Shares. No scrip representing fractional shares of REIT II Common Stock shall be issued upon the surrender for exchange of Book-Entry Shares in excess of 1/10,000th of a share and, in lieu of receiving any such excess fractional share, the number of shares such holder shall be entitled to receive shall be rounded up to the nearest 1/10,000th of a share.

Section 3.2     Restricted REIT I Shares.

(a)     As of the Merger Effective Time, each REIT I Restricted Share (as defined in the REIT I Equity Incentive Plan) granted under the REIT I Equity Incentive Plan on which restrictions have not yet lapsed and which is outstanding immediately prior to the Merger Effective Time (“Restricted REIT I Share Award”) shall cease to represent any rights with respect to shares of REIT I Common Stock, pursuant to the terms of the applicable REIT I Equity Incentive Plan or the related Restricted REIT I Share Award agreement by reason of the Merger, and the holder thereof shall be entitled to the Merger Consideration as set forth in Section 3.1(a)). The number of shares of REIT II Class A Common Stock to be issued for each such REIT I Restricted Share shall be equal to the product of (x) the total number of shares of REIT I Common Stock subject to the Restricted REIT I Share Award multiplied by (y) the Exchange Ratio, rounded up/down to the nearest 1/10,000th share of REIT II Class A Common Stock. REIT I or REIT II, as applicable, shall be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax laws with respect to the lapsing of any restrictions on Restricted REIT I Share Awards pursuant to this Section 3.2(a).

(b)     Prior to the Merger Effective Time, REIT II and the REIT II Board, and REIT I and the REIT I Board shall adopt any resolutions and take any actions (including obtaining consents or providing any required or advisable notices) necessary to effectuate the provisions of this Section 3.2(b).

Section 3.3     Exchange Agent; Exchange Procedures; Distributions with Respect to Unexchanged Shares.

(a)     Prior to the Merger Effective Time, REIT II shall appoint DST Systems, Inc. as the exchange agent (or any successor exchange agent for REIT II) (the “Exchange Agent”) to act as the agent for the purpose of paying the Merger Consideration for the Book-Entry Shares. At or promptly following the Merger Effective Time, REIT II shall deposit with the Exchange Agent for the sole benefit of the holders of shares of REIT I Common Stock, for exchange in accordance with this Article 3, (i) Book-Entry Shares representing shares of REIT II Class A Common Stock to be issued pursuant to Section 3.1(a)(i) equal to the aggregate Stock Consideration and (ii) immediately available funds equal to the aggregate Cash Consideration (the “Exchange Fund”). In addition to the foregoing, after the Merger Effective Time on the appropriate payment date, if applicable, REIT II shall provide or shall cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of REIT II Common Stock, with both a record and payment date after the Merger Effective Time and prior to the surrender of the REIT I Common Stock in exchange for the Stock Consideration, pursuant to Section 3.3(d), such dividends or other distributions shall be deemed to be part of the Exchange Fund. REIT II shall cause the Exchange Agent to, and the Exchange Agent shall, make delivery of, the Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by REIT II; provided, such investments shall be in (i) obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (iii) certificates of deposit maturing not more than 180 days after the date of purchase issued by a bank organized under the Laws of the United States or any state thereof having a combined capital and surplus of at least $3,000,000,000 or (iv) a money market fund having assets of at least $1,000,000,000. Interest and other income on the Exchange Fund shall be the sole and exclusive property of REIT II and shall be paid to REIT II, as REIT II directs. No investment of the Exchange Fund shall relieve REIT II or the Exchange Agent from making the payments required by this Article 3, and following any losses from any such investment, REIT II shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy REIT II’s obligations hereunder for the benefit of the holders of shares of REIT I Common Stock at the Merger Effective Time, which additional funds will be deemed to be part of the Exchange Fund.

(b)     As soon as reasonably practicable after the Merger Effective Time (but in no event later than two (2) Business Days thereafter), REIT II shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a Book-Entry Share representing shares of REIT I Common Stock (A) a letter of transmittal (a “Letter of Transmittal”) in customary form as prepared by REIT II and reasonably acceptable to the REIT I Special Committee (which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Book-Entry Shares, as applicable, shall pass, only upon proper transfer of any Book-Entry Shares to the Exchange Agent) and (B) instructions for use in effecting the transfer of Book-Entry Shares in exchange for the Merger Consideration into which the number of shares of REIT I Common Stock previously represented by such Book-Entry Share shall have been converted pursuant to this Agreement.

(c)     Upon (A) transfer of any Book-Entry Share representing shares of REIT I Common Stock to the Exchange Agent, together with a properly completed and validly executed Letter of Transmittal or (B) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of transfer of a Book-Entry Share, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Book-Entry Share representing shares of REIT I Common Stock shall be entitled to receive in exchange therefor (i) the Merger Consideration into which such shares of REIT I Common Stock shall have been converted pursuant to this Agreement and (ii) certain dividends and distributions in accordance with Section 3.3(d), if any, after the Exchange Agent’s receipt of such transferred Book-Entry Share or “agent’s message” or other evidence, and the Book-Entry Share so transferred, as applicable, shall be forthwith cancelled. The Exchange Agent shall accept such Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Until transferred as contemplated by this Section 3.3, each Book-Entry Share representing shares of REIT I Common Stock shall be deemed, at any time after the Merger Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this Article 3. No interest shall be paid or accrued for the benefit of holders of the Book-Entry Shares on the Merger Consideration payable upon the surrender of the Book-Entry Shares.

(d)     No dividends or other distributions declared or made after the Merger Effective Time with respect to REIT II Common Stock with a record date after the Merger Effective Time shall be paid to any holder entitled by reason of the Merger to receive Book-Entry Shares representing REIT II Common Stock and no cash payment shall be paid to any such holder pursuant to Section 3.1(a) until such holder shall have transferred its

Book-Entry Share pursuant to this Section 3.3. Subject to applicable Law, following surrender of any such Book-Entry Shares, such holder shall be paid, in each case, without interest, (i) the amount of any dividends or other distributions theretofore paid with respect to the shares of REIT II Class A Common Stock represented by the Book-Entry Shares received by such holder and having a record date on or after the Merger Effective Time and a payment date prior to such surrender and (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such shares of REIT II Class A Common Stock and having a record date on or after the Merger Effective Time but prior to such surrender and a payment date on or after such surrender.

(e)     In the event of a transfer of ownership of shares of REIT I Common Stock that is not registered in the transfer records of REIT I, it shall be a condition of payment that any Book-Entry Share transferred in accordance with the procedures set forth in this Section 3.3 shall be properly endorsed or shall be otherwise in proper form for transfer, and that the Person requesting such payment shall have paid any Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Book-Entry Share transferred, or shall have established to the reasonable satisfaction of REIT II that such Tax either has been paid or is not applicable.

(f)     Any portion of the Exchange Fund that remains undistributed to the holders of REIT I Common Stock for six (6) months after the Merger Effective Time shall be delivered to REIT II upon demand, and any former holders of REIT I Common Stock prior to the Merger who have not theretofore complied with this Article 3 shall thereafter look only to REIT II for payment of their claims with respect thereto.

(g)     None of the REIT I Parties, the REIT II Parties, the Surviving Entity, the Exchange Agent, or any employee, officer, director, agent or Affiliate of such entities, shall be liable to any Person in respect of the Merger Consideration if the Exchange Fund (or the appropriate portion thereof) has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any shares of REIT I Common Stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of REIT II free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.4     Withholding Rights. Each and any REIT I Party, REIT II Party, the Surviving Entity or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any holder of REIT I Common Stock, such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.5     Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 3.6    General Effects of the Merger. At the Merger Effective Time, the effect of the Merger shall be as set forth in this Agreement, the Articles of Merger, and as provided in the applicable provisions of the MGCL and the MLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all of the property, rights, privileges, powers and franchises of REIT I and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of REIT I and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE REIT I PARTIES

Except (a) as set forth in the disclosure letter prepared by the REIT I Parties and delivered by the REIT I Parties to the REIT II Parties prior to the execution and delivery of this Agreement (the “REIT I Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the REIT I Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face (it being understood that to be so reasonably apparent on its face, it is not required that the other Sections be cross-referenced); provided, that no disclosure shall qualify any Fundamental Representation unless it is set forth in the specific section or subsection of the REIT I Disclosure Letter corresponding to such Fundamental Representation; provided further, that nothing in the REIT I Disclosure Letter is intended to broaden the scope of any representation or warranty of the REIT I Parties made herein) or (b) as disclosed in the REIT I SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after March 22, 2019 and prior to the date of this Agreement (excluding any information or documents incorporated by reference therein or filed as exhibits thereto and excluding any disclosures contained in such documents under the headings “Risk Factors” or “Forward Looking Statements” or any other disclosures contained or referenced therein to the extent they are cautionary, non-specific, predictive or forward-looking in nature), and then only to the extent that the relevance of any disclosed event, item or occurrence in such REIT I SEC Documents to a matter covered by a representation or warranty set forth in this Article 4 is reasonably apparent on its face; provided, that the disclosures in the REIT I SEC Documents shall not be deemed to qualify (i) any Fundamental Representations, which matters shall only be qualified by specific disclosure in the respective corresponding Section of the REIT I Disclosure Letter, and (ii) Section 4.5(a)-Section 4.5(b) (SEC Documents; Financial Statements), Section 4.6(c) (Absence of Certain Changes or Events) and Section 4.7 (No Undisclosed Liabilities), the REIT I Parties hereby jointly and severally represent and warrant as of the date hereof (except to the extent that such representations and warranties expressly relate to another date (in which case as of such other date)) to the REIT II Parties that:

Section 4.1     Organization and Qualification; Subsidiaries.

(a)     REIT I is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. REIT I is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect.

(b)     Each REIT I Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each REIT I Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect.

(c)     Section 4.1(c) of the REIT I Disclosure Letter sets forth a true and complete list of the REIT I Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which REIT I and the REIT I Subsidiaries are qualified or licensed to do business, and the type of and percentage of interest held, directly or indirectly, by REIT I in each REIT I Subsidiary, including a list of each REIT I Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code

(each a “Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(1) of the Code (each, a “Taxable REIT Subsidiary”) and each REIT I Subsidiary that is an entity taxable as a corporation which is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(d)     Neither REIT I nor any REIT I Subsidiary directly or indirectly owns any equity interest or investment (whether equity or debt) in any Person (other than in the REIT I Subsidiaries and investments in short-term investment securities).

(e)     REIT I has made available to REIT II complete and correct copies of the REIT I Governing Documents. Each of REIT I and the REIT I Operating Partnership is in compliance with the terms of its REIT I Governing Documents in all material respects. True and complete copies of REIT I’s and the REIT I Operating Partnership’s minute books, as applicable, have been made available by REIT I to REIT II.

(f)     REIT I has not exempted any “Person” from the “Aggregate Share Ownership Limit” or the “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the REIT I Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 4.2     Authority; Approval Required.

(a)     Each of the REIT I Parties has the requisite corporate or limited partnership power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and, subject only to receipt of the Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by each of the REIT I Parties and the consummation by the REIT I Parties of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate and limited partnership action, and no other corporate or limited partnership proceedings on the part of the REIT I Parties are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Merger, to receipt of the Stockholder Approval, the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the SDAT.

(b)     This Agreement has been duly executed and delivered by the REIT I Parties, and assuming due authorization, execution and delivery by the REIT II Parties, constitutes a legally valid and binding obligation of the REIT I Parties, enforceable against the REIT I Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)     On the recommendation of the REIT I Special Committee, the REIT I Board (i) determined that the terms of this Agreement, the Merger, the Merger Consideration and the other transactions contemplated by this Agreement are advisable and in the best interests of REIT I and are fair and reasonable to REIT I and on terms and conditions no less favorable to REIT I than those available from unaffiliated third parties, (ii) approved, authorized and adopted this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, (iii) directed that the Merger be submitted to a vote of the holders of REIT I Common Stock and (iv) except as may be permitted pursuant to Section 7.3, resolved to include in the Proxy Statement the REIT I Board recommendation to holders of REIT I Common Stock to vote in favor of approval of the Merger (such recommendation, the “REIT I Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d)     The Stockholder Approval is the only vote of the holders of securities of REIT I or the REIT I Operating Partnership required to approve the Merger and the other transactions contemplated by this Agreement.

Section 4.3     No Conflict; Required Filings and Consents.

(a)     The execution and delivery of this Agreement by each of the REIT I Parties do not, and the performance of this Agreement and its obligations hereunder will not, (i) assuming receipt of the Stockholder Approval, conflict with or violate any provision of (A) the REIT I Governing Documents or (B) any equivalent organizational or governing documents of any other REIT I Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained, all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to REIT I or any REIT I Subsidiary or by which any property or asset of REIT I or any REIT I Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 4.3(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of REIT I or any REIT I Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of REIT I or any REIT I Subsidiary pursuant to, any Contract or Permit to which REIT I or any REIT I Subsidiary is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect.

(b)     Except as set forth in Section 4.3 of the REIT I Disclosure Letter, no consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by REIT I or any REIT I Subsidiary in connection with the execution, delivery and performance by the REIT I Parties of this Agreement. As of the date hereof, to the Knowledge of REIT I, the REIT I Parties are not aware of any reason why the necessary approvals referenced in the preceding sentence will not be received in order to permit consummation of the Merger on a timely basis. The execution and delivery of this Agreement by each of the REIT I Parties do not, and the performance of this Agreement and their obligations hereunder will not, (i) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any applicable Law, any Contract or other instrument or agreement of REIT I or any REIT I Subsidiary or to which REIT I, any REIT I Subsidiary or any of their Properties is subject or bound, or (ii) require REIT I or REIT I Subsidiary I to obtain any consent or approval under any such law, Contract or other instrument or agreement, except for (A) the filing with the SEC of the Proxy Statement and the Form S-4 and the declaration of effectiveness of the Form S-4, and such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (B) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA, (C) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (D) the consents, authorizations, orders or approvals of each Governmental Authority or third party listed in Section 8.1(a) of the REIT I Disclosure Letter, and (E) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications which, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect.

Section 4.4     Capital Structure.

(a)     The authorized capital stock of REIT I consists of 350,000,000 shares of capital stock of REIT I, of which 300,000,000 are classified as common stock, $0.01 par value per share (“REIT I Common Stock”) and 50,000,000 are classified as preferred stock, $0.01 par value per share (“REIT I Preferred Stock”). At the close of business on March 31, 2019, (i) 180,644,686 shares of REIT I Common Stock were issued and outstanding, (ii) no shares of REIT I Preferred Stock were issued and outstanding, (iii) 22,500 and 222,000 shares of REIT I Common Stock were granted and unvested, and available for grant, respectively, under the REIT I Equity Incentive Plan, and (iv) 200 shares of REIT I Common Stock were reserved for issuance upon redemption of REIT I OP Units. Subsequent to March 31, 2019, no additional shares of capital stock have been issued by REIT

I except in the ordinary course of business in connection with the REIT I DRP. All of the outstanding shares of capital stock of REIT I are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws. Except as set forth in this Section 4.4, there is no other outstanding capital stock of REIT I.

(b)     At the close of business on March 31, 2019, 180,644,886 REIT I OP Units were issued and outstanding, of which 200 REIT I OP Units were held by limited partners other than REIT I. Subsequent to March 31, 2019, no additional REIT I OP Units have been issued other than to REIT I in connection with the REIT I DRP. Section 4.4(b) of the REIT I Disclosure Letter sets forth a list of all of the partners of REIT I Operating Partnership as of the date hereof, together with the number of REIT I OP Units held by each such partner. All the REIT I OP Units held by REIT I are directly owned by REIT I, free and clear of all Liens other than Permitted Liens and free of preemptive rights. All of the REIT I OP Units are duly authorized and validly issued and were issued in compliance with applicable securities Laws.

(c)     All of the outstanding shares of capital stock of each of the REIT I Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the REIT I Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the REIT I Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. REIT I or the REIT I Operating Partnership owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the REIT I Subsidiaries, free and clear of all Liens, other than Permitted Liens, and free of preemptive rights.

(d)     There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of REIT I or any REIT I Subsidiary (“REIT I Voting Debt”) issued and outstanding. There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which REIT I or any of the REIT I Subsidiaries is a party or by which any of them is bound obligating REIT I or any of the REIT I Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of REIT I or any REIT I Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, REIT I Voting Debt or other equity interests.

(e)     Neither REIT I nor any REIT I Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of REIT I or any of the REIT I Subsidiaries. Neither REIT I nor any REIT I Subsidiary has granted any registration rights on any of its capital stock. No REIT I Common Stock is owned by any REIT I Subsidiary.

(f)     REIT I does not have a “poison pill” or similar stockholder rights plan.

(g)     All dividends or other distributions on the shares of REIT I Common Stock or REIT I OP Units and any material dividends or other distributions on any securities of any REIT I Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.5     SEC Documents; Financial Statements; Internal Controls; Off Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a)     REIT I has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, certifications, statements, schedules, registration statements, prospectuses, reports and exhibits required to be filed or furnished by REIT I under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”)) since January 1, 2016 (the forms, documents, financial statements (including those referenced in Section 4.5(d)), statements and reports filed with the SEC since January 1, 2016 and those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “REIT I SEC Documents”). REIT I has timely paid all fees due in connection with any REIT I SEC Document. As of their respective filing dates (or the date of their most recent amendment, supplement or modification, in each case, to the extent filed and publicly available prior to the date of this Agreement), the REIT I SEC Documents (i) complied, or with respect to REIT I SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder, and (ii) did not, or with respect to REIT I SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the REIT I SEC Documents is, to the Knowledge of REIT I, the subject of ongoing SEC review or threatened review, and REIT I does not have any outstanding and unresolved comments from the SEC with respect to any REIT I SEC Documents. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of REIT I, threatened. None of the REIT I SEC Documents is the subject of any confidential treatment request by REIT I.

(b)     REIT I has made available to REIT II complete and correct copies of all written correspondence between the SEC, on the one hand, and REIT I, on the other hand, since December 31, 2016. No REIT I Subsidiary is separately subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(c)     At all applicable times, REIT I has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable rules and regulations thereunder, as amended from time to time.

(d)     The consolidated audited and unaudited financial statements of REIT I and the REIT I Subsidiaries included, or incorporated by reference, in the REIT I SEC Documents, including the related notes and schedules (as amended, supplemented or modified by later REIT I SEC Documents, in each case, to the extent filed and publicly available prior to the date of this Agreement), (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of REIT I and REIT I Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K, Regulation S-X or any successor or like form or rule under the Exchange Act, which such adjustments are not, in the aggregate, material to REIT I) and (iv) fairly present, or will fairly present, as the case may be, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material), the consolidated financial position of REIT I and the REIT I Subsidiaries, taken as a whole, as of their respective dates and each of the consolidated statements of operations, stockholders’ equity and cash flows of REIT I and the REIT I Subsidiaries for the periods presented therein. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of REIT I, threatened, in each case regarding any accounting practices of REIT I.

(e)     Since December 31, 2016, (A) REIT I has designed and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are effective to ensure that material information required to be disclosed by REIT I in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to REIT I’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of REIT I required under the Exchange Act with respect to such reports, and (B) such disclosure controls and procedures are effective in timely alerting REIT I’s management to material information required to be included in REIT I’s periodic reports required under the Exchange Act. REIT I and REIT I Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. REIT I has disclosed to REIT I’s auditors and audit committee (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect REIT I’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.

(f)     REIT I is not and none of the REIT I Subsidiaries are, a party to, and none of REIT I nor any REIT I Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among REIT I and any REIT I Subsidiary, on the one hand, and any unconsolidated Affiliate of REIT I or any REIT I Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect is to avoid disclosure of any material transaction involving, or material liabilities of, REIT I, any REIT I Subsidiary or REIT I’s or such REIT I Subsidiary’s audited financial statements or other REIT I SEC Documents.

(g)     Neither REIT I nor any REIT I Subsidiary is required to be registered as an investment company under the Investment Company Act.

(h)     REIT I, REIT I Subsidiaries and their controlled Affiliates (including in each case any of their officers, directors or employees) have complied with the Anti-Corruption Law. Neither REIT I nor any REIT I Subsidiary and their controlled Affiliates nor, to the Knowledge of REIT I, any director, officer or Representative of REIT I or any REIT I Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made, taken or will take any action in furtherance of any direct or indirect unlawful payment, promise to pay or authorization or approval of the payment or giving of money, property or gifts of anything of value, directly or indirectly to any foreign or domestic government official or employee, (iii) made, offered or taken an act in furtherance of any direct or indirect unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, (iv) made any payment to any customer, supplier or tenant, or to any officer, director, partner, employee or agent of any such customer, supplier or tenant, for the unlawful sharing of fees to any such customer, supplier or tenant or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (v) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer, supplier or tenant or any such officer, director, partner, employee or agent of such customer, officer or tenant, or (vi) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts, in each case, in violation in any material respect of any applicable Anti-Corruption Law. Neither REIT I nor any REIT I Subsidiary has received any written communication that alleges that REIT I or any REIT I Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 4.6     Absence of Certain Changes or Events. Since December 31, 2018 through the date of this Agreement, (a) REIT I and each REIT I Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) neither REIT I nor any REIT I Subsidiary has taken any action that would have been prohibited by Section 6.1 (Conduct of the Business of REIT I) if taken from and after the date of this Agreement, and (c) there has not been any REIT I Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a REIT I Material Adverse Effect.

Section 4.7     No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of REIT I dated as of December 31, 2018 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2018, neither REIT I nor any REIT I Subsidiary has any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a REIT I Material Adverse Effect.

Section 4.8     Permits; Compliance with Law.

(a)     Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.10 and Section 4.11, which are addressed solely in those Sections, REIT I and each REIT I Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority (“Permits”) necessary for REIT I and each REIT I Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof (the “REIT I Permits”), and all such REIT I Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the REIT I Permits, individually, or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect. REIT I has paid all fees and assessments due and payable, in each case, in connection with all such Permits. No event has occurred with respect to any of the REIT I Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such REIT I Permits. Neither REIT I nor any of the REIT I Subsidiaries has received any notice indicating, nor to the Knowledge of REIT I, is there any pending applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of REIT I or the REIT I Subsidiaries that impairs the validity of any REIT I Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any REIT I Permit, except where the impairment or revocation of any such REIT I Permits, individually, or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect.

(b)     Neither REIT I nor any REIT I Subsidiary is, and for the past three (3) years has been, in conflict with, or in default or violation of, (i) any Law applicable to REIT I or any REIT I Subsidiary or by which any property or asset of REIT I or any other REIT I Subsidiary is bound, and (ii) any REIT I Permits (except for the REIT I Permits addressed in Section 4.10 or Section 4.11 and which are solely addressed in those Sections), except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect.

Section 4.9     Litigation. There is no material action, suit, proceeding or investigation to which REIT I or any REIT I Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of REIT I, threatened before any Governmental Authority, and, to the Knowledge of REIT I, there is no basis for any such action, suit, proceeding or investigation. Neither REIT I nor any REIT I Subsidiary has been permanently or temporarily enjoined by any Order, judgment or decree of any Governmental Authority from engaging in or continuing to conduct the business of REIT I or the REIT I Subsidiaries. No Order of any Governmental Authority has been issued in any proceeding to which REIT I or any of the REIT I Subsidiaries is or was a party, or, to the Knowledge of REIT I, in any other proceeding, that enjoins or requires REIT I or any of the REIT I Subsidiaries to take action of any kind with respect to its businesses, assets or properties. Except as set forth at Section 4.9 of the REIT I Disclosure Letter, since January 1, 2016, none of REIT I, any REIT I Subsidiary or any Representative of the foregoing has received or made any settlement offer for any material Action to which REIT I or any REIT I Subsidiary is a party or potentially could be a party (in each case, either as plaintiff or defendant), other than written settlement offers that do not exceed $1,000,000 individually.

Section 4.10     Properties.

(a)     REIT I has made available to REIT II a list of each healthcare facility and other parcel of real property currently owned or ground leased by REIT I or any REIT I Subsidiary, together with the applicable REIT I Subsidiary owning such property. Except as disclosed in title insurance policies and reports (and the documents or surveys referenced in such policies and reports), copies of which policies and reports were made available for review to REIT I: (A) REIT I or a REIT I Subsidiary owns fee simple title to each of the REIT I Properties, free and clear of Liens, except Permitted Liens; (B) except as has not had and would not, individually or in the aggregate, have a REIT I Material Adverse Effect, neither REIT I nor any REIT I Subsidiary has received written notice of any violation of any Law affecting any portion of any of the REIT I Properties issued by any Governmental Authority; and (C) except as would not, individually or in the aggregate, have a REIT I Material Adverse Effect, neither REIT I nor any REIT I Subsidiary has received notice to the effect that there are (1) condemnation or rezoning proceedings that are pending or threatened with respect to any of the REIT I Properties or (2) zoning, building or similar Laws, codes, ordinances, orders or regulations that are or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the REIT I Properties or by the continued maintenance, operation or use of the parking areas.

(b)     REIT I has not received written notice of, nor does REIT I have any Knowledge of, any material latent defects or adverse physical conditions affecting any of the REIT I Properties or the improvements thereon, except as would not, individually or in the aggregate, have a REIT II Material Adverse Effect.

(c)     REIT I and the REIT I Subsidiaries have good title to, or a valid and enforceable leasehold interest in, all personal assets owned, used or held for use by them. Neither REIT I’s, nor the REIT I Subsidiaries’, ownership of any such personal property is subject to any Liens, other than Permitted Liens.

(d)     A policy of title insurance has been issued for each REIT I Property insuring, as of the effective date of such insurance policy, (i)(A) fee simple title interest held by REIT I or the applicable REIT I Subsidiary with respect to REIT I Properties that are not subject to ground leases and (B) a valid leasehold estate held by REIT I or the applicable REIT I Subsidiary that are subject to ground leases and (ii) to the Knowledge of REIT I, such insurance policies are in full force and effect, and no material claim has been made against any such policy that remains outstanding as of the date of hereof.

Section 4.11     Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect: (i) no notification, demand, request for information, citation, summons, notice of violation or order has been received, no complaint has been filed, no penalty has been asserted or assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of REIT I, is threatened relating to any of the REIT I Parties, any of the REIT I Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law, Environmental Permit or

Hazardous Substance; (ii) the REIT I Parties, the other REIT I Subsidiaries and their respective properties are and have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) each of the REIT I Parties and each other REIT I Subsidiary is in possession of all Environmental Permits necessary for REIT I and each REIT I Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect with all necessary applications for renewal thereof having been timely filed, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Environmental Permits; (iv) any and all Hazardous Substances disposed of by REIT I and each REIT I Subsidiary was done so in accordance with all applicable Environmental Laws and Environmental Permits; (v) the REIT I Parties, any of the REIT I Subsidiaries and their respective properties are not subject to any order, writ, judgment, injunction, decree, stipulation, determination or award by any Governmental Authority pursuant to any Environmental Laws, any Environmental Permit or with respect to any Hazardous Substance; and (vi) there are no liabilities or obligations (and no asserted liability or obligation) of the REIT I Parties or any of the other REIT I Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 4.12     Material Contracts.

(a)     Except as set forth in Section 4.12(a) of the REIT I Disclosure Letter, the Contracts filed as exhibits to REIT I’s most recent Annual Report on Form 10-K include each Contract in effect as of the date hereof to which REIT I or any REIT I Subsidiary is a party or by which any of its properties or assets are bound that:

(i)     is required to be filed with the SEC pursuant to Item 601 of Regulation S-K promulgated under the Securities Act;

(ii)     is required to be described pursuant to Item 404 of Regulation S-K promulgated under the Securities Act;

(iii)     obligates the REIT I Parties or any other REIT I Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $1,000,000 and is not cancelable within ninety (90) days without material penalty to the REIT I Parties or any other REIT I Subsidiary;

(iv)     contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of the REIT I Parties or any other REIT I Subsidiary, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by the REIT I Parties or any other REIT I Subsidiary or the geographic area in which the REIT I Parties or any other REIT I Subsidiary may conduct business;

(v)     is a Contract that obligates the REIT I Parties or any other REIT I Subsidiary to indemnify any past or present directors, officers, or employees of the REIT I Parties or any other REIT I Subsidiary pursuant to which the REIT I Parties or any other REIT I Subsidiary is the indemnitor;

(vi)     constitutes (A) an Indebtedness obligation of the REIT I Parties or any other REIT I Subsidiary with a principal amount as of the date hereof greater than $1,000,000 or (B) a Contract (including any so called take-or-pay or keepwell agreements) under which (1) any Person including REIT I or a REIT I

Subsidiary, has directly or indirectly guaranteed Indebtedness, liabilities or obligations of REIT I or REIT I Subsidiary or (2) REIT I or a REIT I Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person, including REIT I or another REIT I Subsidiary (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(vii)     requires the REIT I Parties or any other REIT I Subsidiary to dispose of or acquire assets or properties that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $1,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(viii)     constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(ix)    constitutes a loan to any Person (other than a REIT I Subsidiary or the REIT I Operating Partnership) by REIT I or any REIT I Subsidiary in an amount in excess of $1,000,000;

(x)     sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance or similar arrangement of the REIT I Parties or any other REIT I Subsidiary with a third party or relates to or involves a sharing of revenues, profits, losses, costs or liabilities by REIT I or any REIT I Subsidiary with any Person;

(xi)     prohibits the pledging of the capital stock of REIT I or any REIT I Subsidiary or prohibits the issuance of guarantees by any REIT I Subsidiary;

(xii)     contains covenants expressly limiting, in any material respect, the ability of REIT I or any REIT I Subsidiary to sell, transfer, pledge or otherwise, dispose of any material assets or business of REIT I or any REIT I Subsidiary;

(xiii)     contains restrictions on the ability of REIT I or any REIT I Subsidiary to pay dividends or other distributions (other than pursuant to the Organizational Documents of REIT I and REIT I Subsidiaries);

(xiv)     is with a Governmental Authority;

(xv)     has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $1,000,000;

(xvi)     is an employment Contract or consulting Contract (including with any professional employment organization, staffing agency, temporary employee agency or similar company or service provider);

(xvii)     is a collective bargaining agreement or other Contract with any labor organization, union or association;

(xviii)     provides severance, retention or transaction bonus payments, change of control payments or similar compensation;

(xix)     is a settlement agreement or release of claims with any current employee or with any former employee within the past five (5) years;

(xx)     is a ground lease under which REIT I or a REIT I Subsidiary holds a leasehold interest in the REIT I Properties or any portion thereof; or

(xxi)     is both (A) not made in the ordinary course of business consistent with past practice and (B) material to REIT I and the REIT I Subsidiaries, taken as a whole.

(b)     Each Contract in any of the categories set forth in Section 4.12(a) to which the REIT I Parties or any other REIT I Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “REIT I Material Contract.” The term “REIT I Material Contract” shall also include each Contract to which the REIT Parties or any other REIT I Subsidiary is a party or by which it is bound as of the date hereof that is a: (A) lease, sublease, license or other rental agreement or occupancy agreement (written or verbal) which grants any possessory interest in and to any space situated on or in the REIT I Properties that otherwise gives rights with regard to the use of the REIT I Properties; or (B) management agreement pursuant to which any third party manages or operates any of the REIT I Properties on behalf of the REIT I or any REIT I Subsidiary.

(c)     Each REIT I Material Contract is legal, valid, binding and enforceable on the REIT I Parties and each other REIT I Subsidiary that is a party thereto and, to the Knowledge of REIT I, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). The REIT I Parties and each other REIT I Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each REIT I Material Contract and, to the Knowledge of REIT I, each other party thereto has performed all obligations required to be performed by it under such REIT I Material Contract prior to the date hereof. None of the REIT I Parties or any other REIT I Subsidiary, nor, to the Knowledge of REIT I, any other party thereto, is in breach or violation of, or default under, any REIT I Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any REIT I Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect. None of the REIT I Parties or any other REIT I Subsidiary has received notice of any violation or default under, or currently owes any termination, cancellation other similar fees or any liquidated damages with respect to, any REIT I Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect. True, correct and complete copies of all REIT I Material Contracts have been made available to REIT II. Since January 1, 2016, and as of the date hereof, neither REIT I nor any REIT I Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any REIT I Material Contract.

Section 4.13     Taxes.

(a)     Each REIT I Party and each other REIT I Subsidiary has timely filed with the appropriate Governmental Authority all United States federal income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Each REIT I Party and each other REIT I Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. True and materially complete copies of all United States federal income Tax Returns that have been filed with the IRS by REIT I and each REIT I Subsidiary with respect to the taxable years ending on or after REIT I’s formation have been made available to REIT II. No written claim has been proposed by any Governmental Authority in any jurisdiction where REIT I or any REIT I Subsidiary do not file Tax Returns that REIT I or any REIT I Subsidiary is or may be subject to Tax by such jurisdiction.

(b)     Beginning with its initial taxable year ending on December 31, 2011, and through and including the Closing Date (determined as if REIT I’s current taxable year ended immediately prior to Closing), REIT I (i) has been organized and operated in conformity with the requirements to qualify as a REIT under the Code and the current and proposed method of operation for REIT I is expected to enable REIT I to continue to meet the requirements for qualification as a REIT through and including the Closing Date, and (ii) has not taken or omitted to take any action which would reasonably be expected to result in REIT I’s failure to qualify as a REIT, and no challenge to REIT I’s status as a REIT is pending or threatened in writing. No REIT I Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified

REIT Subsidiary or as a Taxable REIT Subsidiary. REIT I’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(8) or 858 of the Code, has not been less than the sum of (i) REIT I’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (ii) REIT I’s net capital gain for such year.

(c)    (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of REIT I, threatened with regard to any material Taxes or Tax Returns of REIT I or any REIT I Subsidiary; (ii) no material deficiency for Taxes of REIT I or any REIT I Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of REIT I, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect; (iii) neither REIT I nor any REIT I Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither REIT I nor any REIT I Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return; and (v) neither REIT I nor any REIT I Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d)     Each REIT I Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation, an association taxable as a corporation whose separate existence is respected for federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code.

(e)     Neither REIT I nor any REIT I Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor have they disposed of any such asset during its current taxable year.

(f)     Since its inception, REIT I and the REIT I Subsidiaries have not incurred (i) any liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code, (ii) any liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) and (iii) REIT I has not, and none of the REIT I Subsidiaries have, incurred any material liability for Tax other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and to the Knowledge of REIT I no condition or circumstances exists, which presents a material risk that any material liability for Taxes described clause (iii) of the preceding sentence or any liability for Taxes described in clause (i) or (ii) of the preceding sentence will be imposed upon REIT I or any REIT I Subsidiary.

(g)     REIT I and the REIT I Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h)     There are no REIT I Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of REIT I threatened to raise, a material claim against REIT I or any REIT I Subsidiary for any breach of any REIT I Tax Protection Agreements. As used herein, “REIT I Tax Protection Agreements” means any written agreement to which REIT I or any REIT I Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a REIT I Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company in a REIT I Subsidiary Partnership, REIT I or any REIT I Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, and/or (D) only dispose of assets in a particular manner. As used herein, “REIT I Subsidiary Partnership” means a REIT I Subsidiary that is a partnership for United States federal income tax purposes.

(i)     There are no Tax Liens upon any property or assets of REIT I or any REIT I Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j)     There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving REIT I or any REIT I Subsidiary, and after the Closing Date neither REIT I nor any other REIT I Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(k)     Except as set forth in Section 4.13(k) of the REIT I Disclosure Letter, neither REIT I nor any REIT I Subsidiary has requested or received any written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither REIT I nor any REIT I Subsidiary is subject to written ruling of a Governmental Authority.

(l)     Neither REIT I nor any REIT I Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax or (ii) has any liability for the Taxes of any Person (other than any REIT I Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract, or otherwise.

(m)     Except as set forth in Section 4.13(m) of the REIT I Disclosure Letter, neither REIT I nor any REIT I Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(n)     Neither REIT I nor any REIT I Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(o)     Except as set forth in Section 4.13(o) of the REIT I Disclosure Letter, no written power of attorney that has been granted by REIT I or any REIT I Subsidiary (other than to REIT I or a REIT I Subsidiary) currently is in force with respect to any matter relating to Taxes.

(p)     Neither REIT I nor any REIT I Subsidiary has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the Knowledge of REIT I is there any other fact or circumstance that could reasonably be expected to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(q)     REIT I is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

Section 4.14     Intellectual Property. Neither REIT I nor any REIT I Subsidiary: (a) owns any registered trademarks, patents or copyrights, (b) has any pending applications, registrations or recordings for any trademarks, patents or copyrights or (c) is a party to any Contracts with respect to use by REIT I or any REIT I Subsidiary of any trademarks or patents. Except as, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect, (i) no Intellectual Property used by REIT I or any REIT I Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) no Person is misappropriating, infringing or otherwise violating any Intellectual Property of REIT I or any REIT I Subsidiary and (iii) REIT I and the REIT I Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of REIT I and the REIT I Subsidiaries as it is currently conducted. Since January 1, 2018, neither REIT I nor any REIT I Subsidiary has received any written or, to the Knowledge of REIT I verbal, complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party.

Section 4.15     Insurance. REIT I and each REIT I Subsidiary maintain material policies of insurance and material fidelity bonds as set forth in Section 4.15 of the REIT I Disclosure Letter (which specifies the general type of insurance, insurer, policy number and aggregate limit) (the “REIT I Insurance Policies”). All such insurance policies are in full force and effect, and, as of the date hereof, no written notice of cancellation or termination has been received by REIT I or any REIT I Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default, by any insured thereunder, or permit termination or modification, of any of the policies, except as would not, individually or in the aggregate, reasonably be expected to have a REIT I Material Adverse Effect. Except as, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect, all premiums currently due and payable under all REIT I Insurance Policies have been paid, and REIT I and the REIT I Subsidiaries have otherwise complied in all material respects with the terms and conditions of all REIT I Insurance Policies.

Section 4.16     Benefit Plans.

(a)     Other than the REIT I Equity Incentive Plan, REIT I and the REIT I Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither REIT I nor any REIT I Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b)     Except as individually or in the aggregate, have not had and would not reasonably be expected to have REIT I Material Adverse Effect, none of REIT I, any REIT I Subsidiary or any of their respective ERISA Affiliates has incurred any obligation or liability with respect to or under any employee benefit plan, program or arrangement (including any agreement, program, policy or other arrangement under which any current or former employee, director or consultant has any present or future right to benefits) which has created or will create any obligation with respect to, or has resulted in or will result in any liability to REIT I or any REIT I Subsidiary.

(c)     Except as individually or in the aggregate, have not had and would not reasonably be expected to have a REIT I Material Adverse Effect, the REIT I Equity Incentive Plan was established and has been administered in accordance with its terms and in compliance with all applicable Laws, including the Code.

(d)     None of REIT I, any REIT I Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(e)     No amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any of the other transactions contemplated hereby (alone or in combination with any other event) by any Person who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any compensation arrangement could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(f)     The REIT I Equity Incentive Plan has been maintained and operated in compliance with Section 409A of the Code or an available exemption therefrom.

(g)     Neither REIT I nor any REIT I Subsidiary is a party to or has any obligation under any Contract, the REIT I Equity Incentive Plan or otherwise to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for additional taxes payable pursuant to Section 409A of the Code.

(h)     Neither REIT I nor any REIT I Subsidiary has, or has ever had, any employees.

Section 4.17     Related Party Transactions. Prior to the date hereof, no agreements, arrangements or understandings between any of the REIT I Parties or any other REIT I Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among REIT I and REIT I Subsidiaries) (the “REIT I Related Party Agreements”), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.18     Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 4.18 of the REIT I Disclosure Letter, each in a fee amount not to exceed the amount pursuant to the terms of the engagement letter between REIT I and such Person, true, correct and complete copies of which have been provided to REIT II prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the REIT I Parties or any other REIT I Subsidiary.

Section 4.19     Opinion of Financial Advisor. The REIT I Special Committee has received the oral opinion of Duff & Phelps, LLC (the “REIT I Financial Advisor”) (which was confirmed in writing, as of the date of this Agreement), to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, the Merger Consideration to be paid to holders of the REIT I Common Stock is fair, from a financial point of view, to the holders of shares of the REIT I Common Stock. REIT I will deliver to REIT II a complete and correct copy of such opinion promptly after receipt thereof by the REIT I Special Committee solely for informational purposes. REIT I acknowledges that the opinion of the REIT II Financial Advisor contemplated by Section 5.19 is for the benefit of the REIT II Special Committee and that REIT I shall not be entitled to rely on that opinion for any purpose.

Section 4.20     Takeover Statutes. Neither REIT I nor any REIT I Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of REIT II as defined in Section 3-601 of the MGCL. The REIT I Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. There is no stockholders’ rights plan or “poison pill” anti-takeover plan in effect to which REIT I or any REIT I Subsidiary is subject to, party to or otherwise bound. No dissenters’, appraisal or similar rights are available to the holders of REIT I Common Stock with respect to the Merger and the other transactions contemplated by this Agreement.

Section 4.21     Information Supplied. None of the information relating to the REIT I Parties or any other REIT I Subsidiary contained or incorporated by reference in the Proxy Statement or the Form S-4 or that is provided by any of the REIT I Parties or any other REIT I Subsidiary in writing for inclusion or incorporation by reference in any document filed with any other Governmental Authority in connection with the transactions contemplated by this Agreement will (a) in the case of the Proxy Statement, at the time of the mailing thereof, at the time of the Stockholders Meeting, at the time the Form S-4 is declared effective or at the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Form S-4 or with respect to any other document to be filed by REIT I with the SEC in connection with the Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that REIT I is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement, to the extent relating to REIT I, its officers, directors and partners and the REIT I Subsidiaries (or other information supplied by or on behalf of REIT I or any REIT I Subsidiaries for inclusion therein) will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation is made as to statements made or incorporated by reference by or on behalf of the REIT II Parties.

Section 4.22     No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 4, or any document, agreement, certificate or other instrument contemplated hereby, none of the REIT I Parties or any other Person on behalf of a REIT I Party has made any representation or warranty, expressed or implied, with respect to the REIT I Parties or any other REIT I Subsidiary, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the REIT I Parties or any other REIT I Subsidiary. In particular, without limiting the foregoing disclaimer, none of the REIT I Parties or any other Person on behalf of a REIT I Party makes or has made any representation or warranty to any REIT II Party or any of their respective Affiliates or Representatives with respect to (except for the representations and warranties made by the REIT I Parties in this Article 4, or any document, agreement, certificate or other instrument contemplated hereby) any oral or written information presented to the REIT II Parties or any of their respective Affiliates or Representatives in the course of their due diligence of the REIT I Parties, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, the REIT I Parties acknowledge and agree that none of the REIT II Parties or any other Person has made or is making any representations or warranties relating to the REIT II Parties whatsoever, express or implied, beyond those expressly given by the REIT II Parties in Article 5, or any document, agreement, certificate or other instrument contemplated hereby, including any implied representation or warranty as to the accuracy or completeness of any information regarding the REIT II Parties furnished or made available to the REIT I Parties or any of their respective Representatives.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE REIT II PARTIES

Except (a) as set forth in the disclosure letter prepared by the REIT II Parties and delivered by the REIT II Parties to the REIT I Parties prior to the execution and delivery of this Agreement (the “REIT II Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the REIT II Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face (it being understood that to be so reasonably apparent on its face, it is not required that the other Sections be cross-referenced); provided, that no disclosure shall qualify any Fundamental Representation unless it is set forth in the specific section or subsection of the REIT II Disclosure Letter corresponding to such Fundamental Representation; provided, further, that nothing in the REIT II

Disclosure Letter is intended to broaden the scope of any representation or warranty of the REIT II Parties made herein) or (b) as disclosed in the REIT II SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after March 22, 2019 and prior to the date of this Agreement (excluding any information or documents incorporated by reference therein or filed as exhibits thereto and excluding any disclosures contained in such documents under the headings “Risk Factors” or “Forward Looking Statements” or any other disclosures contained or referenced therein to the extent they are cautionary, non-specific, predictive or forward-looking in nature), and then only to the extent that the relevance of any disclosed event, item or occurrence in such REIT II SEC Documents to a matter covered by a representation or warranty set forth in this Article 5 is reasonably apparent on its face; provided, that the disclosures in the REIT II SEC Documents shall not be deemed to qualify (i) any Fundamental Representations, which matters shall only be qualified by specific disclosure in the respective corresponding Section of the REIT II Disclosure Letter, and (ii) Section 5.5(a)-Section 5.5(b) (SEC Documents; Financial Statements), Section 5.6(c) (Absence of Certain Changes or Events) and Section 5.7 (No Undisclosed Liabilities), the REIT II Parties hereby jointly and severally represent and warrant as of the date hereof (except to the extent that such representations and warranties expressly relate to another date (in which case as of such other date)) to the REIT I Parties that:

Section 5.1     Organization and Qualification; Subsidiaries.

(a)     REIT II is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite limited liability company power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of REIT II and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect.

(b)     Each REIT II Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each REIT II Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect.

(c)     Section 5.1(c) of the REIT II Disclosure Letter sets forth a true and complete list of the REIT II Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which REIT II and the REIT II Subsidiaries are qualified or licensed to do business, and the type of and percentage of interest held, directly or indirectly, by REIT II in each REIT II Subsidiary, including a list of each REIT II Subsidiary that is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary and each REIT II Subsidiary that is an entity taxable as a corporation which is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(d)     Neither REIT II nor any REIT II Subsidiary directly or indirectly owns any equity interest or investment (whether equity or debt) in any Person (other than in the REIT II Subsidiaries and investments in short-term investment securities).

(e)     REIT II has made available to REIT I complete and correct copies of the REIT II Governing Documents. Each of REIT II and the REIT II Operating Partnership is in compliance with the terms of its REIT II Governing Documents in all material respects. True and complete copies of REIT II’s and the REIT II Operating Partnership’s minute books, as applicable, have been made available by REIT II to REIT I.

(f)     REIT II has not exempted any “Person” from the “Aggregate Share Ownership Limit” or the “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the REIT II Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 5.2     Authority.

(a)     Each of the REIT II Parties has the requisite corporate, limited liability company or limited partnership power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by each of the REIT II Parties and the consummation by the REIT II Parties of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate, limited liability company and limited partnership action, and no other corporate, limited liability or limited partnership proceedings on the part of the REIT II Parties are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Merger, to the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the SDAT.

(b)     This Agreement has been duly executed and delivered by the REIT II Parties, and assuming due authorization, execution and delivery by the REIT I Parties, constitutes a legally valid and binding obligation of the REIT II Parties enforceable against the REIT II Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)     On the recommendation of the REIT II Special Committee, the REIT II Board (including a majority of directors and independent directors not otherwise interested in the Merger) has (i) determined that the terms of this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of REIT II and are fair and reasonable to REIT II and on terms and conditions no less favorable to REIT II than those available from unaffiliated third parties and (ii) approved, authorized and adopted this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d)     REIT II, as the sole member of Merger Sub, has approved this Agreement and the Merger.

Section 5.3     No Conflict; Required Filings and Consents.

(a)     The execution and delivery of this Agreement by each of the REIT II Parties do not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of (A) the REIT II Governing Documents or the Merger Sub Governing Documents or (B) any equivalent organizational or governing documents of any other REIT II Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to REIT II or any REIT II Subsidiary or by which any property or asset of REIT II or any REIT II Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 5.3(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of REIT II or any REIT II Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of REIT II or any REIT II Subsidiary pursuant to, any Contract or Permit to which REIT II or any REIT II Subsidiary is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect.

(b)     Except as set forth in Section 5.3 of the REIT II Disclosure Letter, no consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by REIT II or any REIT II Subsidiary in connection with the execution, delivery and performance by the REIT II Parties of this Agreement. As of the date hereof, to the Knowledge of REIT II, the REIT II Parties are not aware of any reason why the necessary approvals referenced in the preceding sentence will not be received in order to permit consummation of the Merger on a timely basis. The execution and delivery of this Agreement by each of the REIT II Parties do not, and the performance of this Agreement and their obligations hereunder will not, (i) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any applicable Law, any Contract or other instrument or agreement of REIT II or any REIT II Subsidiary or to which REIT II, any REIT II Subsidiary or any of their Properties is subject or bound, or (ii) require REIT II or REIT II Subsidiary to obtain any consent or approval under any such law, Contract or other instrument or agreement, except for (A) the filing with the SEC of the Proxy Statement and the Form S-4 and the declaration of effectiveness of the Form S-4, and such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (B) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA, (C) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (D) the consents, authorizations, orders or approvals of each Governmental Authority or third party listed in Section 8.1(a) of the REIT II Disclosure Letter, and (E) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications which, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect.

Section 5.4     Capital Structure.

(a)     The authorized capital stock of REIT II consists of 500,000,000 shares of REIT II Common Stock, of which 175,000,000 are classified as REIT II Class A Common Stock, 175,000,000 are classified as REIT II Class T Common Stock, 75,000,000 are classified as REIT II Class I Common Stock and 75,000,000 are classified as Class T2 Common Stock, and 100,000,000 shares of preferred stock, $0.01 par value per share (“REIT II Preferred Stock”). At the close of business on March 31, 2019, (i) 82,361,291 shares of REIT II Class A Common Stock were issued and outstanding, 38,167,316 shares of REIT II Class T Common Stock were issued and outstanding, 12,476,247 shares of REIT II Class I Common Stock were issued and outstanding and 3,423,521 shares of REIT II Class T2 Common Stock were issued and outstanding, (ii) no shares of REIT II Preferred Stock were issued and outstanding, (iii) 25,500 and 252,000 shares of REIT II Class A Common Stock were granted and unvested, and available for grant, respectively, under the REIT II Equity Incentive Plan, and (iv) 200 shares of REIT II Common Stock were reserved for issuance upon redemption of REIT II OP Units. Subsequent to March 31, 2019, no additional shares of capital stock have been issued by REIT II except in the ordinary course of business in connection with the REIT II DRP. All of the outstanding shares of capital stock of REIT II are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws, and all shares of REIT II Common Stock to be issued in connection with the Merger, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and will be issued in compliance with applicable securities Laws. Except as set forth in this Section 5.4, there is no other outstanding capital stock of REIT II.

(b)     At the close of business on March 31, 2019, 136,428,575 REIT II OP Units were issued and outstanding, of which 200 were held by limited partners other than REIT II. Subsequent to March 31, 2019, no additional REIT II OP Units have been issued other than to REIT II in connection with the REIT II DRP. Section 5.4(b) of the REIT II Disclosure Letter sets forth a list of all of the partners of REIT II Operating Partnership as of the date hereof, together with the number of REIT II OP Units held by each such partner. All the REIT II OP Units held by REIT II are directly owned by REIT II or a Wholly Owned REIT II Subsidiary, free and clear of all Liens other than Permitted Liens and free of preemptive rights. All of the REIT II OP Units are duly authorized and validly issued and were issued in compliance with applicable securities Laws.

(c)     All of the outstanding shares of capital stock of each of the REIT II Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the REIT II Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the REIT II Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. REIT II owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the REIT II Subsidiaries, free and clear of all Liens other than Permitted Liens and free of preemptive rights.

(d)     There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of REIT II or any REIT II Subsidiary issued and outstanding (“REIT II Voting Debt”). There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which REIT II or any of the REIT II Subsidiaries is a party or by which any of them is bound obligating REIT II or any of the REIT II Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of REIT II or any REIT II Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, REIT II Voting Debt or other equity interests.

(e)     Neither REIT II nor any REIT II Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of REIT II or any of the REIT II Subsidiaries. Neither REIT II nor any REIT II Subsidiary has granted any registration rights on any of its capital stock. No REIT II Common Stock is owned by any REIT II Subsidiary.

(f)     REIT II does not have a “poison pill” or similar stockholder rights plan.

(g)     All dividends or other distributions on the shares of REIT II Common Stock or REIT II OP Units and any material dividends or other distributions on any securities of any REIT II Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 5.5     SEC Documents; Financial Statements; Internal Controls; Off Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a)     REIT II has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, certifications, statements, schedules, registration statements, prospectuses, reports and exhibits required to be filed or furnished by REIT I under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act) since January 1, 2016, (the forms, documents, financial statements and reports filed with the SEC since January 1, 2016, and those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “REIT II SEC Documents”). REIT II has timely paid all fees due in connection with any REIT II SEC Document. As of their respective filing dates (or the date of their most recent amendment, supplement or modification, in each case, to the extent filed and publicly available prior to the date of this Agreement), the REIT II SEC Documents (i) complied, or with respect to REIT II SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder, and (ii) did not, or with respect to REIT II SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the REIT II SEC Documents is, to the Knowledge of REIT II, the subject of ongoing SEC review or threatened review, and REIT II does not have any outstanding and unresolved comments from the SEC with respect to any REIT II SEC Documents. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of REIT II, threatened. None of the REIT II SEC Documents is the subject of any confidential treatment request by REIT II.

(b)     REIT II has made available to REIT I complete and correct copies of all written correspondence between the SEC, on the one hand, and REIT II, on the other hand, since December 31, 2016. No REIT II Subsidiary is separately subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(c)     At all applicable times, REIT II has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable rules and regulations thereunder, as amended from time to time.

(d)     The consolidated audited and unaudited financial statements of REIT II and the REIT II Subsidiaries included, or incorporated by reference, in the REIT II SEC Documents, including the related notes and schedules (as amended, supplemented or modified by later REIT II SEC Documents, in each case, to the extent filed and publicly available prior to the date of this Agreement), (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of REIT II and REIT II Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K, Regulation S-X or any successor or like form or rule under the Exchange Act, which such adjustments are not, in the aggregate, material to REIT II) and (iv) fairly present, or will fairly present, as the case may be, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material), the consolidated financial position of REIT II and the REIT II Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of operations, stockholders’ equity and cash flows of REIT II and the REIT II Subsidiaries for the periods presented therein. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of REIT II, threatened, in each case regarding any accounting practices of REIT II.

(e)     Since December 31, 2015, (A) REIT II has designed and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are effective to ensure that material information required to be disclosed by REIT II in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to REIT II’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief

Financial Officer of REIT II required under the Exchange Act with respect to such reports, and (B) such disclosure controls and procedures are effective in timely alerting REIT II’s management to material information required to be included in REIT II’s periodic reports required under the Exchange Act. REIT II and REIT II Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. REIT II has disclosed to REIT II’s auditors and audit committee (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect REIT II’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.

(f)     REIT II is not, and none of the REIT II Subsidiaries are, a party to, and none of REIT II nor any REIT II Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among REIT II and any REIT II Subsidiary, on the one hand, and any unconsolidated Affiliate of REIT II or any REIT II Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect is to avoid disclosure of any material transaction involving, or material liabilities of, REIT II, any REIT II Subsidiary or REIT II’s or such REIT II Subsidiary’s audited financial statements or other REIT II SEC Documents.

(g)     Neither REIT II nor any REIT II Subsidiary is required to be registered as an investment company under the Investment Company Act.

(h)     REIT II, REIT II Subsidiaries and their controlled Affiliates (including in each case any of their officers, directors or employees) have complied with the Anti-Corruption Law. Neither REIT II nor any REIT II Subsidiary and their controlled Affiliates nor, to the Knowledge of REIT II, any director, officer or Representative of REIT II or any REIT II Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made, taken or will take any action in furtherance of any direct or indirect unlawful payment, promise to pay or authorization or approval of the payment or giving of money, property or gifts of anything of value, directly or indirectly to any foreign or domestic government official or employee, (iii) made, offered or taken an act in furtherance of any direct or indirect unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, (iv) made any payment to any customer, supplier or tenant, or to any officer, director, partner, employee or agent of any such customer, supplier or tenant, for the unlawful sharing of fees to any such customer, supplier or tenant or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (v) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer, supplier or tenant or any such officer, director, partner, employee or agent of such customer, officer or tenant, or (vi) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts, in each case, in violation in any material respect of any applicable Anti-Corruption Law. Neither REIT II nor any REIT II Subsidiary has received any written communication that alleges that REIT II or any REIT II Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 5.6     Absence of Certain Changes or Events. Since December 31, 2018 through the date of this Agreement, (a) REIT II and each REIT II Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) neither REIT II nor any REIT II Subsidiary has taken any action that would have been prohibited by Section 6.2 (Conduct of the Business of REIT II) if taken from and after the date of this Agreement and (c) there has not been any REIT II Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a REIT II Material Adverse Effect.

Section 5.7     No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of REIT II dated as of December 31, 2018 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement, and (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2018, neither REIT II nor any REIT II Subsidiary has any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a REIT II Material Adverse Effect.

Section 5.8     Permits; Compliance with Law.

(a)     Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.10 and Section 5.11, which are addressed solely in those Sections, REIT II and each REIT II Subsidiary is in possession of all Permits necessary for REIT II and each REIT II Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof (the “REIT II Permits”), and all such REIT II Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the REIT II Permits, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect. REIT II has paid all fees and assessments due and payable, in each case, in connection with such Permits. No event has occurred with respect to any of the REIT II Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such REIT II Permits. Neither REIT II nor any of the REIT II Subsidiaries has received any notice indicating, nor to the Knowledge of REIT II, is there any pending applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of REIT II or the REIT II Subsidiaries that impairs the validity of any REIT II Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any REIT II Permit, except where the impairment or revocation of any such REIT II Permits, individually, or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect.

(b)     Neither REIT II nor any REIT II Subsidiary is, and for the past three (3) years, has been, in conflict with, or in default or violation of (i) any Law applicable to REIT II or any REIT II Subsidiary or by which any property or asset of REIT II or any REIT II Subsidiary is bound (except for compliance with Laws addressed in Section 5.10, Section 5.11, Section 5.13 and Section 5.14 and which are solely addressed in those Sections), or (ii) any REIT II Permits (except for the REIT II Permits addressed in Section 5.10 or Section 5.11, which are solely addressed in those Sections), except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect.

Section 5.9     Litigation. There is no material action, suit, proceeding or investigation to which REIT II or any REIT II Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of REIT II, threatened before any Governmental Authority, and, to the Knowledge of REIT II, there is no basis for any such action, suit, proceeding or investigation. Neither REIT II nor any of the REIT II Subsidiaries has been permanently or temporarily enjoined by any Order, judgment or decree of any Governmental Authority from engaging in or continuing to conduct the business of REIT II or the REIT II Subsidiaries. No Order of any Governmental Authority has been issued in any proceeding to which REIT II or any of the REIT II Subsidiaries is or was a party, or, to the Knowledge of REIT II, in any other proceeding, that enjoins or requires REIT II or any of the REIT II Subsidiaries to take action of any kind with respect to its businesses, assets or properties. Since January 1, 2016, none of REIT II, any REIT II Subsidiary or any Representative of the foregoing has received or made any settlement offer for any material Action to which REIT II or any REIT II Subsidiary is a party or potentially could be a party (in each case, either as plaintiff or defendant), other than written settlement offers that do not exceed $2,000,000 individually.

Section 5.10     Properties.

(a)     REIT II has made available to REIT I a list of each healthcare facility and other parcel of real property currently owned or ground leased by REIT II or any REIT II Subsidiary, together with the applicable REIT II Subsidiary owning such property. Except as disclosed in title insurance policies and reports (and the documents or surveys referenced in such policies and reports), copies of which policies and reports were made available for review to REIT II: (A) REIT II or a REIT II Subsidiary owns fee simple title to each of the REIT II Properties, free and clear of Liens, except for Permitted Liens; (B) except as has not had and would not, individually or in the aggregate, have a REIT II Material Adverse Effect, neither REIT II nor any REIT II Subsidiary has received written notice of any violation of any Law affecting any portion of any of the REIT II Properties issued by any Governmental Authority; and (C) except as would not, individually or in the aggregate, have a REIT II Material Adverse Effect, neither REIT II nor any REIT II Subsidiary has received notice to the effect that there are (1) condemnation or rezoning proceedings that are pending or threatened with respect to any of the REIT II Properties or (2) zoning, building or similar Laws, codes, ordinances, orders or regulations that are or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the REIT II Properties or by the continued maintenance, operation or use of the parking areas.

(b)     REIT II has not received written notice of, nor does REIT II have any Knowledge of, any material latent defects or adverse physical conditions affecting any of the REIT II Properties or the improvements thereon, except as would not, individually or in the aggregate, have a REIT II Material Adverse Effect.

(c)     REIT II and the REIT II Subsidiaries have good title to, or a valid and enforceable leasehold interest in, all personal assets owned, used or held for use by them. Neither REIT II’s nor the REIT II Subsidiaries’ ownership of in any such personal property is subject to any Liens, other than Permitted Liens.

(d)     A policy of title insurance has been issued for each REIT II Property insuring, as of the effective date of such insurance policy, (i)(A) fee simple title interest held by REIT II or the applicable REIT II Subsidiary with respect to REIT II Properties that are not subject to ground leases and (B) a valid leasehold estate held by REIT II or the applicable REIT II Subsidiary that are subject to ground leases and (ii) to the Knowledge of REIT II, such insurance policies are in full force and effect, and no material claim has been made against any such policy that remains outstanding as of the date of hereof.

Section 5.11     Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect: (i) no notification, demand, request for information, citation, summons, notice of violation or order has been received, no complaint has been filed, no penalty has been asserted or assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of REIT II, is threatened relating to any of the REIT II Parties, any of the REIT II Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law, Environmental Permit or Hazardous Substance; (ii) the REIT II Parties, the REIT II Subsidiaries and their respective properties are and have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) each of the REIT II Parties and each REIT II Subsidiary is in possession of all Environmental Permits necessary for REIT II and each REIT II Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect with all necessary applications for renewal thereof having been timely filed, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Environmental Permits; (iv) any and all Hazardous Substances disposed of by REIT II and each REIT II Subsidiary was done so in accordance with all applicable Environmental Laws and Environmental Permits; (v) the REIT II Parties, any of the REIT II Subsidiaries and their respective properties are not subject to any order, writ, judgment, injunction, decree, stipulation, determination or award by any Governmental Authority pursuant to any Environmental Laws, any Environmental Permit or with respect to any Hazardous Substance; and (vi) there are no liabilities or obligations (and no asserted liability or obligation) of REIT II or any of the REIT II Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 5.12     Material Contracts.

(a)     Except as set forth in Section 5.12(a) of the REIT II Disclosure Letter, the Contracts filed as an exhibit to REIT II’s most recent Annual Report on Form 10-K include each Contract in effect as of the date hereof to which REIT II or any REIT II Subsidiary is a party or by which any of its properties or assets are bound that:

(i)     is required to be filed with the SEC pursuant to Item 601 of Regulation S-K promulgated under the Securities Act

(ii)     is required to be described pursuant to Item 404 of Regulation S-K promulgated under the Securities Act;

(iii)     obligates the REIT II Parties or any other REIT II Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $2,000,000 and is not cancelable within ninety (90) days without material penalty to the REIT II Parties or any other REIT II Subsidiary;

(iv)     contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of the REIT II Parties or any other REIT II Subsidiary, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by the REIT II Parties or any other REIT II Subsidiary or the geographic area in which the REIT II Parties or any other REIT II Subsidiary may conduct business;

(v)     is a Contract that obligates the REIT II Parties or any other REIT II Subsidiary to indemnify any past or present directors, officers, or employees of the REIT II Parties or any other REIT II Subsidiary pursuant to which the REIT II Parties or any other REIT II Subsidiary is the indemnitor;

(vi)     constitutes (A) an Indebtedness obligation of the REIT II Parties or any other REIT II Subsidiary with a principal amount as of the date hereof greater than $2,000,000 or (B) a Contract (including any so called take-or-pay or keepwell agreements) under which (1) any Person including REIT II or a REIT II Subsidiary, has directly or indirectly guaranteed Indebtedness, liabilities or obligations of REIT II or REIT II Subsidiary or (2) REIT II or a REIT II Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person, including REIT II or another REIT II Subsidiary (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(vii)     requires the REIT II Parties or any other REIT II Subsidiary to dispose of or acquire assets or properties that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $2,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(viii)     constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(ix)     constitutes a loan to any Person (other than a REIT II Subsidiary or the REIT II Operating Partnership) by REIT II or any REIT II Subsidiary in an amount in excess of $2,000,000;

(x)     sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance or similar arrangement of REIT II or any REIT II Subsidiary with a third party or relates to or involves a sharing of revenues, profits, losses, costs or liabilities by REIT II or any REIT II Subsidiary with any Person;

(xi)     prohibits the pledging of the capital stock of REIT II or any REIT II Subsidiary or prohibits the issuance of guarantees by any REIT II Subsidiary;

(xii)     contains covenants expressly limiting, in any material respect, the ability of REIT II or any REIT II Subsidiary to sell, transfer, pledge or otherwise, dispose of any material assets or business of REIT II or any REIT II Subsidiary;

(xiii)     contains restrictions on the ability of REIT II or any REIT II Subsidiary to pay dividends or other distributions (other than pursuant to the Organizational Documents of REIT II and REIT II Subsidiaries);

(xiv)     is with a Governmental Authority;

(xv)     has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $2,000,000;

(xvi)     is an employment Contract or consulting Contract (including with any professional employment organization, staffing agency, temporary employee agency or similar company or service provider);

(xvii)     is a collective bargaining agreement or other Contract with any labor organization, union or association;

(xviii)     provides severance, retention or transaction bonus payments, change of control payments or similar compensation;

(xix)     is a settlement agreement or release of claims with any current employee or with any former employee within the past five (5) years;

(xx)     is a ground lease under which REIT II or a REIT II Subsidiary holds a leasehold interest in the REIT II Properties or any portion thereof; or

(xxi)     is both (A) not made in the ordinary course of business consistent with past practice and (B) material to REIT II and the REIT II Subsidiaries, taken as a whole.

(b)     Each Contract in any of the categories set forth in Section 5.12(a) to which the REIT II Parties or any other REIT II Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “REIT II Material Contract.” The term “REIT II Material Contract” shall also include each Contract to which the

REIT II Parties or any other REIT II Subsidiary is a party or by which it is bound as of the date hereof that is a: (A) lease, sublease, license or other rental agreement or occupancy agreement (written or verbal) which grants any possessory interest in and to any space situated on or in the REIT I Properties that otherwise gives rights with regard to the use of the REIT II Properties; or (B) management agreement pursuant to which any third party manages or operates any of the REIT II Properties on behalf of REIT II or any REIT I Subsidiary.

(c)     Each REIT II Material Contract is legal, valid, binding and enforceable on the REIT II Parties and each other REIT II Subsidiary that is a party thereto and, to the Knowledge of REIT II, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). The REIT II Parties and each other REIT II Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each REIT II Material Contract and, to the Knowledge of REIT II, each other party thereto has performed all obligations required to be performed by it under such REIT II Material Contract prior to the date hereof. None of the REIT II Parties or any other REIT II Subsidiary, nor, to the Knowledge of REIT II, any other party thereto, is in breach or violation of, or default under, any REIT II Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any REIT II Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect. None of the REIT II Parties or any other REIT II Subsidiary has received notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any REIT II Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect. True, correct and complete copies of all REIT II Material Contracts have been made available to REIT I. Since January 1, 2016 and as of the date hereof, neither REIT II nor any REIT II Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any REIT II Material Contract.

Section 5.13     Taxes.

(a)     Each REIT II Party and each other REIT II Subsidiary has timely filed with the appropriate Governmental Authority all United States federal income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Each REIT II Party and each other REIT II Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. True and materially complete copies of all United States federal income Tax Returns that have been filed with the IRS by REIT II and each REIT II Subsidiary with respect to the taxable years ending on or after REIT II’s formation have been made available to REIT I. No written claim has been proposed by any Governmental Authority in any jurisdiction where REIT II or any REIT II Subsidiary do not file Tax Returns that REIT II or any REIT II Subsidiary is or may be subject to Tax by such jurisdiction.

(b)     Beginning with its initial taxable year ending on December 31, 2014, and through and including the Closing Date (determined as if REIT II’s current taxable year ended immediately prior to Closing), REIT II (i) has been organized and operated in conformity with the requirements to qualify as a REIT under the Code and the current and proposed method of operation for REIT II is expected to enable REIT II to continue to meet the requirements for qualification as a REIT through and including the Closing Date, without regard, however, to the distribution requirement described in Section 857(a) of the Code with respect to the taxable year, including the Closing, and (ii) has not taken or omitted to take any action which would reasonably be expected to result in REIT II’s failure to qualify as a REIT, and no challenge to REIT II’s status as a REIT is pending or threatened in writing. No REIT II Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary. REIT II’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year (other than the taxable year, including the Closing), taking into account any dividends subject to Sections 857(b)(8) or 858 of the Code, has not been less than the sum of (i) REIT II’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (ii) REIT II’s net capital gain for such year.

(c)    (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of REIT II, threatened with regard to any material Taxes or Tax Returns of REIT II or any REIT II Subsidiary; (ii) no material deficiency for Taxes of REIT II or any REIT II Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of REIT II, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect; (iii) neither REIT II nor any REIT II Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither REIT II nor any REIT II Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return; and (v) neither REIT II nor any REIT II Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d)     Each REIT II Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation, an association taxable as a corporation whose separate existence is respected for federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code.

(e)     Neither REIT II nor any REIT II Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor have they disposed of any such asset during its current taxable year.

(f)     Since its inception, REIT II and the REIT II Subsidiaries have not incurred (i) any liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code, (ii) any liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) and (iii) REIT II has not, and none of the REIT II Subsidiaries have, incurred any material liability for Tax other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and to the Knowledge of REIT II no condition or circumstances exists, which presents a material risk that any material liability for Taxes described clause (iii) of the preceding sentence or any liability for Taxes described in clause (i) or (ii) of the preceding sentence will be imposed upon REIT II or any REIT II Subsidiary.

(g)     REIT II and the REIT II Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h)     There are no REIT II Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of REIT II threatened to raise, a material claim against REIT II or any REIT II Subsidiary for any breach of any REIT II Tax Protection Agreements. As used in herein, “REIT II Tax Protection Agreements” means any written agreement to which REIT II or any REIT II Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a REIT II Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company in a REIT II Subsidiary Partnership, REIT II or any REIT II Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, and/or (D) only dispose of assets in a particular manner. As used herein, “REIT II Subsidiary Partnership” means a REIT II Subsidiary that is a partnership for United States federal income tax purposes.

(i)     There are no Tax Liens upon any property or assets of REIT II or any REIT II Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j)     There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving REIT II or any REIT II Subsidiary, and after the Closing Date neither REIT II nor any REIT II Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(k)     Except as set forth in Section 5.13(k) of the REIT I Disclosure Letter, neither REIT II nor any REIT II Subsidiary has requested or received any written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither REIT II nor any REIT II Subsidiary is subject to written ruling of a Governmental Authority.

(l)     Neither REIT II nor any REIT II Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax or (ii) has any liability for the Taxes of any Person (other than any REIT II Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract, or otherwise.

(m)     Neither REIT II nor any REIT II Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(n)     Neither REIT II nor any REIT II Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(o)     No written power of attorney that has been granted by REIT II or any REIT II Subsidiary (other than to REIT II or a REIT II Subsidiary) currently is in force with respect to any matter relating to Taxes.

(p)     Neither REIT II nor any REIT II Subsidiary has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the Knowledge of REIT II, is there any other fact or circumstance that could reasonably be expected to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(q)     REIT II is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

Section 5.14     Intellectual Property. Neither REIT II nor any REIT II Subsidiary: (a) owns any registered trademarks, patents or copyrights, (b) has any pending applications, registrations or recordings for any trademarks, patents or copyrights or (c) is a party to any Contracts with respect to use by REIT II or any REIT II

Subsidiary of any trademarks or patents. Except as, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect, (i) no Intellectual Property used by REIT II or any REIT II Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) no Person is misappropriating, infringing or otherwise violating any Intellectual Property of REIT II or any REIT II Subsidiary, (iii) REIT II and the REIT II Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of REIT II and the REIT II Subsidiaries as it is currently conducted. Since January 1, 2018, neither REIT II nor any REIT II Subsidiary has received any written or, to the Knowledge of REIT II verbal, complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party.

Section 5.15     Insurance. REIT II and each REIT II Subsidiary maintain material policies of insurance and material fidelity bonds as set forth in Section 5.15 of the REIT II Disclosure Letter (which specifies the general type of insurance, insurer, policy number and aggregate limit) (the “REIT II Insurance Policies”). All such insurance policies are in full force and effect, and, as of the date hereof, no written notice of cancellation or termination has been received by REIT II or any REIT II Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default, by any insured thereunder, or permit termination or modification, of any of the policies, except as would not, individually or in the aggregate, reasonably be expected to have a REIT II Material Adverse Effect. Except as, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect, all premiums currently due and payable under all REIT II Insurance Policies have been paid, and REIT II and the REIT II Subsidiaries have otherwise complied in all material respects with the terms and conditions of all REIT II Insurance Policies.

Section 5.16     Benefit Plans.

(a)     Other than the REIT II Equity Incentive Plan, REIT II and the REIT II Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither REIT II nor any REIT II Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b)     Except as individually or in the aggregate, have not had and would not reasonably be expected to have REIT II Material Adverse Effect, none of REIT II, any REIT II Subsidiary or any of their respective ERISA Affiliates has incurred any obligation or liability with respect to or under any employee benefit plan, program or arrangement (including any agreement, program, policy or other arrangement under which any current or former employee, director or consultant has any present or future right to benefits) which has created or will create any obligation with respect to, or has resulted in or will result in any liability to REIT II or any REIT II Subsidiary.

(c)     Except as individually or in the aggregate, have not had and would not reasonably be expected to have a REIT II Material Adverse Effect, the REIT II Equity Incentive Plan was established and has been administered in accordance with its terms and in compliance with all applicable Laws, including the Code.

(d)     None of REIT II, any REIT II Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(e)     No amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any of the other transactions contemplated hereby (alone or in combination with any other event) by any Person who is a “disqualified individual” (as such term is defined in Treasury Regulation

Section 1.280G-1) under any compensation arrangement could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(f)     The REIT II Equity Incentive Plan has been maintained and operated in compliance with Section 409A of the Code or an available exemption therefrom.

(g)     Neither REIT II nor any REIT II Subsidiary is a party to or has any obligation under any Contract, the REIT II Equity Incentive Plan or otherwise to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for additional taxes payable pursuant to Section 409A of the Code.

(h)     Neither REIT II nor any REIT II Subsidiary has, or has ever had, any employees.

Section 5.17     Related Party Transactions. Prior to the date hereof no agreements, arrangements or understandings between any of the REIT II Parties or any other REIT II Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among REIT II and REIT II Subsidiaries) (the “REIT II Related Party Agreements”), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.18     Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 5.18 of the REIT II Disclosure Letter, each in a fee amount not to exceed the amount pursuant to the terms of the engagement letter between REIT II and such Person, true, correct and complete copies of which have been provided to REIT I prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the REIT II Parties or any other REIT II Subsidiary.

Section 5.19     Opinion of Financial Advisor. The REIT II Special Committee has received the oral opinion of SunTrust Robinson Humphrey, Inc. (the “REIT II Financial Advisor”) (which was confirmed in writing as of the date of this Agreement), to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, the Merger Consideration is fair, from a financial point of view, to REIT II. REIT II will deliver to REIT I a complete and correct copy of such opinion promptly after receipt thereof by the REIT II Special Committee solely for informational purposes. REIT II and Merger Sub acknowledge that the opinion of the REIT I Financial Advisor contemplated by Section 4.19 is for the benefit of the REIT I Special Committee and that neither REIT II nor Merger Sub shall be entitled to rely on that opinion for any purpose.

Section 5.20     Takeover Statutes. None of REIT II, Merger Sub or any REIT II Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of REIT I as defined in Section 3-601 of the MGCL. The REIT II Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger. No other Takeover Statutes are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. No dissenters’, appraisal or similar rights are available to the holders of REIT II Common Stock with respect to the Merger and the other transactions contemplated by this Agreement.

Section 5.21     Information Supplied. None of the information relating to REIT II or any REIT II Subsidiary contained or incorporated by reference in the Proxy Statement or the Form S-4 or that is provided by REIT II or any REIT II Subsidiary in writing for inclusion or incorporation by reference in any document filed with any other Governmental Authority in connection with the transactions contemplated by this Agreement will (a) in the case of the Proxy Statement, at the time of the mailing thereof, at the time of the Stockholders Meeting, at the time the Form S-4 is declared effective or at the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Form S-4 or with respect to any other document to be filed by REIT II with the SEC in connection with the Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that REIT II is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement, to the extent relating to REIT II, its officers, directors and partners and the REIT II Subsidiaries (or other information supplied by or on behalf of REIT II or any REIT II Subsidiaries for inclusion therein) will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation is made as to statements made or incorporated by reference by or on behalf of the REIT I Parties.

Section 5.22     Ownership of Merger Sub; No Prior Activities.

(a)     Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the limited liability company membership interests of Merger Sub are owned, directly or indirectly, by REIT II.

(b)     Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Merger Effective Time, incurred, directly or indirectly through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.23     Financing. As of the Closing, REIT II will have available to it all funds necessary to satisfy all of its obligations hereunder and transactions contemplated hereby.

Section 5.24     No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 5, or any document, agreement, certificate or other instrument contemplated hereby, none of the REIT II Parties or any other Person on behalf of a REIT II Party has made any representation or warranty, expressed or implied, with respect to the REIT II Parties or any other REIT II Subsidiary, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the REIT II Parties or any other REIT II Subsidiary. In particular, without limiting the foregoing disclaimer, none of the REIT II Parties or any other Person on behalf of a REIT II Party makes or has made any representation or warranty to any REIT I Party or any of their respective Affiliates or Representatives with respect to (except for the representations and warranties made by the REIT II Parties in this Article 5, or any document, agreement, certificate or other instrument contemplated hereby) any oral or written information presented to the REIT I Parties or any of their respective Affiliates or Representatives in the course of their due diligence of the REIT II Parties, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, the REIT II Parties acknowledge and agree that none of the REIT I Parties or any other Person has made or is making any representations or warranties relating to the REIT I Parties whatsoever, express or implied, beyond those expressly given by any REIT I Party in Article 4, or any document, agreement, certificate or other instrument contemplated hereby, including any implied representation or warranty as to the accuracy or completeness of any information regarding any REIT I Party furnished or made available to the REIT II Parties or any of their respective Representatives.

ARTICLE 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1     Conduct of Business by REIT I.

(a)     REIT I covenants and agrees that, between the date of this Agreement and the earlier to occur of the Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (1) to the extent required by Law, (2) as may be consented to in advance in writing by the REIT II Special Committee (which consent shall not be unreasonably withheld, conditioned or delayed), or (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, each of the REIT I Parties shall, and shall cause each of the other REIT I Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use all reasonable efforts to (A) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties and (B) maintain the status of REIT I as a REIT.

(b)     Without limiting the foregoing, REIT I covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by REIT II (which consent shall not be unreasonably withheld, conditioned or delayed), or (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, the REIT I Parties shall not, and shall not cause or permit any other REIT I Subsidiary to, do any of the following:

(i)     amend or propose to amend (A) the REIT I Governing Documents or such equivalent organizational or governing documents of any REIT I Subsidiary material to REIT I and the REIT I Subsidiaries, or (B) waive the stock ownership limit or create an Excepted Holder Limit (as defined in the REIT I Charter) under the REIT I Charter;

(ii)     adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of REIT I or any REIT I Subsidiary (other than any Wholly Owned REIT I Subsidiary);

(iii)     declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of REIT I or any REIT I Subsidiary or other equity securities or ownership interests in REIT I or any REIT I Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by REIT I of regular monthly dividends in accordance with past practice at a daily rate not to exceed $0.000876712 per share, on the REIT I Common Stock, (B) the declaration and payment by the REIT I Operating Partnership of regular distributions in accordance with past practice and for any interim period through the Closing Date, on the REIT I OP Units, (C) the declaration and payment of dividends or other distributions to REIT I by any directly or indirectly Wholly Owned REIT I Subsidiary, and (D) distributions by any REIT I Subsidiary that is not wholly owned, directly or indirectly, by REIT I, in accordance with the requirements of the organizational documents of such REIT I Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(b)(iii), REIT I and any REIT I Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for REIT I to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity level income or excise Tax under the Code;

(iv)     redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of REIT I or a REIT I Subsidiary, other than share repurchases for death, disability and exigent circumstances under REIT I’s Amended and Restated Share Repurchase Program;

(v)     except for transactions among REIT I and one or more Wholly Owned REIT I Subsidiaries or among one or more Wholly Owned REIT I Subsidiaries, or as otherwise contemplated in Section 6.1(b)(iii), issue, sell, pledge, dispose, encumber or grant any shares of REIT I’s or any of the REIT I Subsidiaries’ capital stock (including the REIT I OP Units), or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock of REIT I or any of the REIT I Subsidiaries’ capital stock or other equity interests;

(vi)     acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any material assets, except (A) acquisitions by REIT I or any Wholly Owned REIT I Subsidiary of or from an existing Wholly Owned REIT I Subsidiary and (B) other acquisitions in the ordinary course of business;

(vii)     sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except in the ordinary course of business consistent with past practice, provided that any sale, mortgage, pledge, lease, assignment, transfer, disposition or deed in connection with (x) the satisfaction of any margin call, or (y) the posting of collateral in connection with any Contract to which REIT I or any REIT I Subsidiary is a party, shall be considered to be done in the ordinary course of business consistent with past practice;

(viii)     incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or guarantee such Indebtedness of another Person, or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of REIT I or any of the REIT I Subsidiaries, except (A) Indebtedness incurred under REIT I’s then-existing credit facilities in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 6.1(b)(iii)), (B) Indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed $2,000,000, and (C) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on REIT I compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing);

(ix)     make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than in the ordinary course of business and other than loans, advances or capital contributions to, or investments in, any Wholly Owned REIT I Subsidiary;

(x)     other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any REIT I Material Contract (or any Contract that, if existing as of the date hereof, would be a REIT I Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing REIT I Material Contract that occurs automatically without any action (other than notice of renewal) by REIT I or any REIT I Subsidiary or (B) as may be reasonably necessary to comply with the terms of this Agreement;

(xi)     authorize, make or commit to make any capital expenditures other than in the ordinary course of business or to address obligations under existing Contracts, or in conjunction with emergency repairs;

(xii)     make any payment, direct or indirect, of any liability of REIT I or any REIT I Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business consistent with past practice or (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;

(xiii)     waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of REIT I included in the REIT I SEC Documents filed and publicly available prior to the date of this Agreement or (y) that do not exceed $2,000,000 in the aggregate, (B) do not involve the imposition of injunctive relief against REIT I or any REIT I Subsidiary or the Surviving Entity, (C) do not provide for any admission of material liability by REIT I or any of the REIT I Subsidiaries, excluding in each case any such matter relating to Taxes (which, for the avoidance of doubt, shall be covered by Section 6.1(b)(xix)) and (D) with respect to any Action involving any present, former or purported holder or group of holders of REIT I Common Stock in accordance with Section 7.6(c);

(xiv)     (A) increase in any manner the amount, rate or terms of compensation or benefits of any of REIT I’s current or former employees, officers or directors, except for increases in annual salary or wage rate in the ordinary course of business consistent with past practice and except for reasonable compensation that may be payable to the members of the REIT I Special Committee, or (B) enter into, adopt, amend or terminate any employment, bonus, severance or retirement Contract or Benefit Plan or other compensation or employee benefits arrangement, except as may be required to comply with applicable Law;

(xv)     fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on December 31, 2018, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(xvi)     enter into any new line of business;

(xvii)     form any new, or consent to any amendment or modification of the terms of existing, funds, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles;

(xviii)     fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xix)     enter into or modify in a manner adverse to REIT I any REIT I Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve REIT I’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any REIT I Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx)     take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause REIT I to fail to qualify as a REIT or any REIT I Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xxi)     adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by Section 6.1(b) in a manner that would not reasonably be expected to be materially adverse to REIT I or to prevent or impair the ability of the REIT I Parties to consummate the Merger;

(xxii)     amend or modify the engagement letters entered into with the Persons listed on Section 4.18 of the REIT I Disclosure Letter, in a manner adverse to REIT I or any REIT I Subsidiary, or engage other financial advisers in connection with the transactions contemplated by this Agreement;

(xxiii)     make any payment, loan, distribution or transfer of assets to REIT I Advisor or its Affiliates (other than REIT I and any REIT I Subsidiary) except in such amount and as expressly contemplated by this Agreement or the REIT I Advisory Agreement;

(xxiv)     take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of the REIT I Common Stock with respect to the Merger;

(xxv)     permit any Liens, other than Permitted Liens; or

(xxvi)     authorize, or enter into any Contract or arrangement to do any of the foregoing.

(c)     Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit REIT I from taking any action, at any time or from time to time, that in the reasonable judgment of the REIT I Board, upon advice of counsel to REIT I, is reasonably necessary (i) for REIT I to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time or (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that REIT I or any REIT I Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (i) only, making dividend or any other actual, constructive or deemed distribution payments to stockholders of REIT I in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(iii).

Section 6.2     Conduct of Business by REIT II.

(a)     REIT II covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by the REIT I Special Committee (which consent shall not be unreasonably withheld, conditioned or delayed), or (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, each of the REIT II Parties shall, and shall cause each of the other REIT II Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use all reasonable efforts to (A) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties and (B) maintain the status of REIT II as a REIT.

(b)     Without limiting the foregoing, REIT II covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by REIT I (which consent shall not be unreasonably withheld, conditioned or delayed), or (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, the REIT II Parties shall not, and shall not cause or permit any other REIT II Subsidiary to, do any of the following:

(i)     amend or propose to amend (A) the REIT II Governing Documents or (B) such equivalent organizational or governing documents of any REIT II Subsidiary material to REIT II and the REIT II Subsidiaries, or (C) waive the stock ownership limit or create an Excepted Holder Limit (as defined in the REIT II Charter) under the REIT II Charter;

(ii)     adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of REIT II or any REIT II Subsidiary (other than any Wholly Owned REIT II Subsidiary);

(iii)     declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of REIT II or any REIT II Subsidiary or other equity securities or ownership interests in REIT II or any REIT II Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by REIT II of regular monthly dividends in accordance with past practice at a daily rate not to exceed $0.001802170 per share of REIT II Class A Common Stock, $0.001802170 per share of REIT II Class I Common Stock, $0.001561644 per share of REIT II Class T Common Stock or $0.001561644 per share of REIT II Class T2 Common Stock, (B) the declaration and payment by the REIT II Operating Partnership of regular distributions in accordance with past practice and for any interim period through the Closing Date, on the REIT II OP Units, (C) the declaration and payment of dividends or other distributions to REIT II by any directly or indirectly Wholly Owned REIT II Subsidiary, and (D) distributions by any REIT II Subsidiary that is not wholly owned, directly or indirectly, by REIT II, in accordance with the requirements of the organizational documents of such REIT II Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(b)(iii), REIT II and any REIT II Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for REIT II to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity level income or excise Tax under the Code;

(iv)     redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of REIT II or a REIT II Subsidiary, other than share repurchases for death, disability and exigent circumstances under REIT II’s Amended and Restated Share Repurchase Program;

(v)     except (1) pursuant to the REIT II DRP and (2) for transactions among REIT II and one or more Wholly Owned REIT II Subsidiaries or among one or more Wholly Owned REIT II Subsidiaries, or as otherwise contemplated in Section 6.2(b)(iii), issue, sell, pledge, dispose, encumber or grant any shares of REIT II’s or any of the REIT II Subsidiaries’ capital stock (including the REIT II OP Units), or any options, warrants, convertible securities or other rights of any kind to acquire any shares of REIT II’s or any of the REIT II Subsidiaries’ capital stock or other equity interests;

(vi)     acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any material assets, except (A) acquisitions by REIT II or any Wholly Owned REIT II Subsidiary of or from an existing Wholly Owned REIT II Subsidiary and (B) other acquisitions in the ordinary course of business;

(vii)     sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except in the ordinary course of business consistent with past practice, provided that any sale, mortgage, pledge, lease, assignment, transfer, disposition or deed in connection with (x) the satisfaction of any margin call, or (y) the posting of collateral in connection with any Contract to which REIT II or any REIT II Subsidiary is a party, shall be considered to be done in the ordinary course of business consistent with past practice;

(viii)     incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or guarantee such Indebtedness of another Person, or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of REIT II or any of the REIT II Subsidiaries, except (A) Indebtedness incurred under REIT II’s then-existing credit facilities in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 6.2(b)(iii)), (B) Indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed $2,000,000, (D) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on REIT II compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing) and (E) to satisfy its obligations hereunder;

(ix)     make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than in the ordinary course of business and other than loans, advances or capital contributions to, or investments in, any Wholly Owned REIT II Subsidiary;

(x)     other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any REIT II Material Contract (or any Contract that, if existing as of the date hereof, would be a REIT II Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing REIT II Material Contract that occurs automatically without any action (other than notice of renewal) by REIT II or any REIT II Subsidiary or (B) as may be reasonably necessary to comply with the terms of this Agreement;

(xi)     authorize, make or commit to make any capital expenditures other than in the ordinary course of business or to address obligations under existing Contracts, or in conjunction with emergency repairs;

(xii)     make any payment, direct or indirect, of any liability of REIT II or any REIT II Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business consistent with past practice or (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;

(xiii)     waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of REIT II included in the REIT II SEC Documents filed and publicly available prior to the date of this Agreement or (y) that do not exceed $2,000,000 in the aggregate, (B) do not involve the imposition of injunctive relief against REIT II or any REIT II Subsidiary or the Surviving Entity, (C) do not provide for any admission of material liability by REIT II or any of the REIT II Subsidiaries, excluding in each case any such matter relating to Taxes (which, for the avoidance of doubt, shall be covered by Section 6.2(b)(xix)), and (D) with respect to any Action involving any present, former or purported holder or group of holders of REIT II Common Stock in accordance with Section 7.6(c);

(xiv)    (A) increase in any manner the amount, rate or terms of compensation or benefits of any of REIT II’s current or former employees, officers or directors, except for increases in annual salary or wage rate in the ordinary course of business consistent with past practice and except for reasonable compensation that may be payable to the members of the REIT II Special Committee, or (B) enter into, adopt, amend or terminate any employment, bonus, severance or retirement Contract or Benefit Plan or other compensation or employee benefits arrangement, except as may be required to comply with applicable Law;

(xv)     fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on December 31, 2018, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(xvi)     enter into any new line of business;

(xvii)     form any new, or consent to any amendment or modification of the terms of existing, funds, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles;

(xviii)     fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xix)     enter into or modify in a manner adverse to REIT II any REIT II Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve REIT II’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any REIT II Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx)     take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause REIT II to fail to qualify as a REIT or any REIT II Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xxi)     adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by Section 6.2(b) in a manner that would not reasonably be expected to be materially adverse to REIT II or to prevent or impair the ability of the REIT II Parties to consummate the Merger;

(xxii)     amend or modify the engagement letters entered into with the Persons listed on Section 5.18 of the REIT II Disclosure Letter, in a manner adverse to REIT II or any REIT II Subsidiary or engage other financial advisers in connection with the transactions contemplated by this Agreement;

(xxiii)     make any payment, loan, distribution or transfer of assets to REIT II Advisor or its Affiliates (other than REIT II and any REIT II Subsidiary) except in such amount and as expressly contemplated by this Agreement or the REIT II Advisory Agreement;

(xxiv)     permit any Liens, other than Permitted Liens; or

(xxv)     authorize, or enter into any Contract or arrangement to do any of the foregoing.

(c)     Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit REIT II from taking any action, at any time or from time to time, that in the reasonable judgment of the REIT II Board, upon advice of counsel to REIT II, is reasonably necessary (i) for REIT II to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time or (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that REIT II or any REIT II Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (i) only, making dividend or any other actual, constructive or deemed distribution payments to stockholders of REIT II in accordance with this Agreement or otherwise as permitted pursuant to Section 6.2(b)(iii).

Section 6.3     No Control of Other Parties’ Business. Nothing contained in this Agreement shall give (i) REIT I, directly or indirectly, the right to control or direct REIT II or any REIT II Subsidiary’s operations prior to the Merger Effective Time, or (ii) REIT II, directly or indirectly, the right to control or direct REIT I or any REIT I Subsidiary’s operations prior to the Merger Effective Time. Prior to the Merger Effective Time, (i) REIT II shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the REIT II Subsidiaries’ respective operations and (ii) REIT I shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the REIT I Subsidiaries’ respective operations.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.1     Preparation of the Form S-4 and the Proxy Statement; Stockholder Approval.

(a)     As promptly as reasonably practicable following the date of this Agreement, (i) REIT I shall prepare (with REIT II’s reasonable cooperation) and cause to be filed with the SEC the Proxy Statement in preliminary form with respect to the Stockholders Meeting, and (ii) REIT II shall prepare (with REIT I’s reasonable cooperation) and cause to be filed with the SEC, a registration statement on Form S-4 under the Securities Act (the “Form S-4”), which will include the Proxy Statement, to register under the Securities Act the shares of REIT II Class A Common Stock to be issued in the Merger (together, the “Registered Securities”). Each of REIT II and REIT I shall use its commercially reasonable efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act and (C) keep the Form S-4 effective for so long as necessary to complete the Merger, unless this Agreement is terminated pursuant to Article 9. Each of REIT II and REIT I shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other Party and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement and shall provide to their and each other’s counsel such representations as reasonably necessary to render the opinions required to be filed therewith. The Form S-4 and the Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of REIT II and REIT I shall promptly notify the other Party upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other Party with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 or the Proxy Statement received from the SEC and advise the other Party of any oral comments with respect to the Form S-4 or the Proxy Statement received from the SEC. Each of REIT II and REIT I shall use its commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or the Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) with the SEC, mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of REIT II and REIT I, as applicable, shall cooperate and provide the other Party a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give due consideration to all reasonable comments provided by the other Party. REIT II shall notify REIT I, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification for offering or sale in any jurisdiction of the Registered Securities, and REIT II shall use its commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. REIT II shall also use its commercially reasonable efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Registered Securities, and REIT I shall furnish all information concerning REIT I and its stockholders as may be reasonably requested in connection with any such actions.

(b)     If, at any time prior to the receipt of the Stockholder Approval, any information relating to REIT I or REIT II, or any of their respective Affiliates, should be discovered by REIT I or REIT II which, in the reasonable judgment of REIT I or REIT II, should be set forth in an amendment of, or a supplement to, either the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and REIT I and REIT II shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Form S-4 or the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of REIT I and REIT II. Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a). For purposes of this Section 7.1, any information concerning or related to REIT II or its Affiliates will be deemed to have been provided by REIT II, and any information concerning or related to REIT I, its Affiliates or the Stockholders Meeting will be deemed to have been provided by REIT I.

(c)     As promptly as practicable following the date of this Agreement, REIT I shall, in accordance with applicable Law and the REIT I Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Stockholders Meeting for the purpose of obtaining the Stockholder Approval (and other matters that shall be submitted to the holders of REIT I Common Stock at such meeting); provided, that such record date shall not be more than ninety (90) days prior to the date of the Stockholders Meeting. REIT I shall use its commercially reasonable efforts to cause the definitive Proxy Statement to be mailed to REIT I’s stockholders entitled to vote at the Stockholders Meeting and to hold the Stockholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. REIT I shall, through the REIT I Special Committee and the REIT I Board, recommend to its stockholders that they provide the Stockholder Approval, include the REIT I Special Committee and REIT I Board Recommendation in the Proxy Statement and solicit and use its commercially reasonable efforts to obtain the Stockholder Approval, except to the extent that the REIT I Special Committee and REIT I Board shall have made an Adverse Recommendation Change as permitted by Section 7.3. Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the Stockholders Meeting is scheduled, REIT I has not received proxies representing a sufficient number of shares of REIT I Common Stock to obtain the Stockholder Approval, whether or not a quorum is present, REIT I shall have the right to make one or more successive postponements or adjournments of the REIT I Stockholders Meeting (provided, however, that the Stockholders Meeting shall not be postponed or adjourned to a date that is (i) more than thirty (30) days after the date for which the Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law)) or (ii) more than one hundred twenty (120) days from the record date for the Stockholders Meeting; provided, further, the Stockholders Meeting may not be postponed or adjourned on the date the Stockholders Meeting is scheduled if REIT I shall have received proxies in respect of an aggregate number of shares of REIT I Common Stock, which have not been withdrawn, such that Stockholder Approval would be obtained at such meeting.

Section 7.2     Access to Information; Confidentiality.

(a)     During the period from the date of this Agreement to and including the Merger Effective Time, each of the Parties shall, and shall cause each of their respective subsidiaries to, afford to the other Parties and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, Contracts, personnel and records that the other Party may reasonably request and, during such period, each of the Parties shall, and shall cause each of their respective subsidiaries to and shall use their commercially reasonable efforts to cause its Representatives to, furnish reasonably promptly to the other Parties (i) any information concerning such Party or its respective subsidiaries (including with respect to any pending or threatened Action) as the other Party may reasonably request and (ii) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws. In connection with such reasonable access to information, each of the Parties shall use their commercially reasonable efforts to cause its respective Representatives to participate in meetings and telephone conferences with the other Parties and their Representatives prior to the mailing of the Proxy Statement, prior to the Stockholders Meeting and at such other times as may be reasonably requested. No investigation under this Section 7.2(a) or otherwise shall affect any of the representations and warranties of the Parties contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, none of the Parties shall be required by this Section 7.2(a) to provide the other Parties or their respective Representatives with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice in accordance with this Agreement (provided, however, that the withholding Party shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure), (B) the disclosure of which would violate any Law applicable to such Party or any of its Representatives (provided, however, that the withholding Party shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty), (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by means of entry into a customary joint defense agreement that would alleviate the loss of such privilege) or (D) for the purpose of allowing Parties or their respective Representatives to collect samples of soil, air, water, groundwater or building materials. The Parties will use their commercially reasonable efforts to minimize any disruption to the businesses of the other Parties and any of their respective subsidiaries that may result from the requests for access, data and information hereunder. Prior to the Merger Effective Time, the Parties shall not, and shall cause their respective Representatives and Affiliates not to, contact or otherwise communicate with parties with which any of the other Parties or any other of their respective subsidiaries has a business relationship regarding the business of the other Parties and their respective subsidiaries or this Agreement and the transactions contemplated by this Agreement without the prior written consent of such other Party (provided, that, for the avoidance of doubt, nothing in this Section 7.2(a) shall be deemed to restrict the Parties from contacting such parties in pursuing the business of the Parties operating in the ordinary course).

(b)     Each Party will hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreements, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.3     No Solicitation of Transactions.

(a)     Notwithstanding anything to the contrary contained in this Agreement but subject to Section 7.3(e) and Section 7.3(f), during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on May 26, 2019 (the “Go Shop Period End Time”), REIT I, the REIT I Subsidiaries and their respective Representatives may and shall have the right to, directly or indirectly: (i) initiate, solicit, encourage or facilitate any inquiries or the making of any proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, including by way of (A) contacting third parties, (B) broadly disseminating public disclosure, or (C) providing access to the properties, offices, assets, books, records and personnel of REIT I and the REIT I Subsidiaries and furnishing non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided, however, that REIT I shall prior to, or concurrently with the time such access or non-public information is provided, provide such access and make available such non-public information to REIT II; (ii) enter into, continue or otherwise participate in any discussions or negotiations with any Person relating to, or in furtherance of such inquiries, proposals, offers or other actions, or to obtain, an Acquisition Proposal; (iii) release any Person from, or refrain from enforcing, any confidentiality, standstill agreement or similar obligation to REIT I or any of the REIT I Subsidiaries; and (iv) disclose to stockholders of REIT I any information required to be disclosed under applicable Law; provided, however, that in the case of this clause (iv), to the extent any such disclosure addresses the Merger or an Acquisition Proposal, such disclosure shall be deemed to be an Adverse Recommendation Change if such disclosure has the effect of withdrawing or adversely modifying, or does not expressly restate and publicly reaffirm, the REIT I Board Recommendation. For purposes of this Agreement, the term “Go Shop Bidder” shall mean any Person (including its controlled Affiliates and Representatives) that submits a written proposal or offer regarding an Acquisition Proposal prior to the Go Shop Period End Time that has not been withdrawn and that the REIT I Special Committee determines, in good faith, after consultation with its financial advisors and outside legal counsel, prior to the Go Shop Period End Time (or in the case of any Acquisition Proposal received less than five (5) Business Days before the date of the Go Shop Period End Time, not later than five (5) Business Days after the receipt of such Acquisition Proposal), has resulted in, or would be reasonably likely to result in, a Superior Proposal (such Person, a “Go Shop Bidder”); provided, that a Go Shop Bidder shall cease to be a Go Shop Bidder if (i) the negotiations between REIT I and such Go Shop Bidder with respect to the Acquisition Proposal that resulted in such Go Shop Bidder becoming a Go Shop Bidder shall have been terminated, (ii) the Acquisition Proposal submitted by such Go Shop Bidder prior to the Go Shop Period End Time is withdrawn, terminated or modified in a manner such that, in the REIT I Special Committee’s good faith determination, after consultation with its financial advisors and outside legal counsel, such Acquisition Proposal as so modified no longer constitutes, or would no longer reasonably be expected to lead to, a Superior Proposal, or (iii) such Go Shop Bidder otherwise ceases to be actively pursuing efforts to acquire REIT I or the REIT I Operating Partnership. No later than 24 hours after the Go Shop Period End Time (or after a bidder is determined to be a Go Shop Bidder if such determination occurs after the Go Shop Period End Time), REIT I shall notify REIT II in writing (i) if any Go Shop Bidders remain at such time, (ii) of the identity of such Go Shop Bidder(s) and (iii) of the material terms and conditions of the most recent Acquisition Proposal received from such Go Shop Bidder(s) (and shall include with such notice (x) copies of any written Acquisition Proposal, including any proposed transaction agreement and any related transaction documents and financing commitments, if any and (y) a written summary of the material terms of any related Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally)), and thereafter shall promptly (and in any event no later than 24 hours after the occurrence of such developments, discussions or negotiations or receipt of materials) (x) keep REIT II reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal and (y) provide REIT II with any written supplements or written additions to any written Acquisition Proposal, including any revisions to any proposed transaction agreement and any related transaction documents and financing commitments, if any. Without limiting the foregoing, from and after the Go Shop Period End Time, REIT I will promptly (and in any event no later than 24 hours after the receipt thereof) notify REIT II in writing if (A) any Acquisition Proposal is received by REIT I or any REIT I Subsidiary, (B) any request for information relating to REIT I or any REIT I Subsidiary is received by REIT I or any REIT I Subsidiary from any Person who informs REIT I or any REIT I Subsidiary that it is considering making or has made an Acquisition Proposal or (C) any discussions or negotiations are sought to be initiated with REIT I or any REIT I Subsidiary regarding any Acquisition Proposal, in each case from a Person that is not a Go Shop Bidder, and shall, in any such notice to REIT II, indicate the identity of the Person making, and the material terms and conditions of, such Acquisition Proposal, request or inquiry (and shall include with such notice (x) copies of any written Acquisition Proposal, including any proposed transaction agreement and any related transaction documents and financing commitments, if any and (y) a written summary of the material terms of any related Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally)), and thereafter shall promptly (and in any event no later than 24 hours after the occurrence of such developments, discussions or negotiations or receipt of materials) (x) keep REIT II reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal, request or inquiry and (y) provide REIT II with any written supplements or written additions to any written Acquisition Proposal, including any revisions to any proposed transaction agreement and any related transaction documents and financing commitments, if any. Neither REIT I nor any REIT I Subsidiary will enter into any agreement with any Person subsequent to the date of this Agreement that prohibits REIT I from providing any information to REIT II in accordance with this Section 7.3.

(b)     Except as permitted by this Section 7.3, and except with respect to a Go Shop Bidder, from and after the Go-Shop Period End Time, REIT I shall not, and shall cause each of the REIT I Subsidiaries and its and their respective directors, officers and Affiliates, and shall direct each of its and the REIT I Subsidiaries’ other Representatives (to the extent acting on behalf of REIT I) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or facilitate any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to any inquiry, proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into or engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding or otherwise in furtherance of, or furnish to any Person other than a REIT II Party or its Representatives, any information in connection with or for the purpose of encouraging or facilitating any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, or to otherwise obtain an Acquisition Proposal, (iii) release any Person from or fail to enforce any confidentiality agreement, standstill agreement or similar obligation (provided that REIT I shall be permitted to waive or to not enforce any provision of any confidentiality agreement, standstill agreement or similar obligation to permit a Person to make a confidential Acquisition Proposal directly to the REIT I Special Committee if the REIT I Special Committee determines in good faith after consultation with outside legal counsel that any such failure to waive or to not enforce would be inconsistent with or otherwise result in a breach of the REIT I directors’ duties under applicable Law), (iv) enter into any agreement in principle, arrangement, understanding, contract or agreement (whether binding or not) contemplating or otherwise relating to an Acquisition Proposal, or

(v) take any action to exempt any Person from any Takeover Statute or similar restrictive provision of the REIT I Organizational Documents. In furtherance of the foregoing and except with respect to a Go Shop Bidder and as otherwise permitted by this Section 7.3, REIT I shall, and shall cause each REIT I Subsidiary and each Representative of REIT I and the REIT I Subsidiaries to, immediately cease any discussions, negotiations or communications with any Person with respect to any Acquisition Proposal or potential Acquisition Proposal and shall immediately terminate all physical and electronic data room access previously granted to any such Person and exercise and use commercially reasonable efforts to enforce any contractual rights available to REIT I to cause such Person to return and/or destroy all non-public information concerning REIT I and the REIT I Subsidiaries to the extent permitted pursuant to any confidentiality agreement with such Person and immediately terminate all physical and electronic data room access granted to such Person. For the avoidance of doubt, after the Go Shop Period End Time and until the receipt of Stockholder Approval, REIT I, the REIT I Subsidiaries and their respective Representatives may continue to take any of the actions described in Section 7.3(a) with respect to any proposals or offers regarding any Acquisition Proposal submitted by a Go Shop Bidder on or before the Go Shop Period End Time or with respect to any amended or modified proposal or offer with respect to any such Acquisition Proposal submitted by a Go Shop Bidder after the Go Shop Period End Time if the REIT I Special Committee has determined in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal (as may be amended or modified) is or is reasonably likely to lead to a Superior Proposal; provided, that a Go Shop Bidder shall cease to be a Go Shop Bidder if (i) the negotiations between REIT I and such Go Shop Bidder with respect to the Acquisition Proposal that resulted in such Go Shop Bidder becoming a Go Shop Bidder shall have been terminated, (ii) the Acquisition Proposal submitted by such Go Shop Bidder prior to the Go Shop Period End Time is withdrawn, terminated or modified in a manner such that, in the REIT I Special Committee’s good faith determination, after consultation with its financial advisors and outside legal counsel, such Acquisition Proposal as so modified no longer constitutes, or would no longer reasonably be expected to lead to, a Superior Proposal, or (iii) such Go Shop Bidder otherwise ceases to be actively pursuing efforts to acquire REIT I or the REIT I Operating Partnership.

(c)     Notwithstanding anything in this Agreement to the contrary, at any time after the Go Shop Period End Time and prior to the time, but not after, Stockholder Approval is obtained, REIT I and its Representatives may (A) provide information in response to a request therefor by a person or persons who has made a written Acquisition Proposal that did not result from a breach of this Section 7.3 (provided that REIT I (x) receives from the person or persons so requesting such information an executed Acceptable Confidentiality Agreement, and (y) as contemplated above, REIT I discloses to REIT II (and provides copies to REIT II of) such written Acquisition Proposal and concurrently furnishes, makes available or provides access to any nonpublic information provided to such person or persons to the extent not previously so provided to REIT II), and (B) engage or participate in any discussions or negotiations with any person who has made such a written Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (A) or (B) above, the REIT I Special Committee has either determined that such Acquisition Proposal constitutes a Superior Proposal or determined in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal.

(d)     Except as expressly provided in Section 7.3(e), Section 7.3(f) and Section 9.1(c)(ii), neither the REIT I Board, nor any committee thereof, nor any group of directors, formally or informally, shall: (i) change, withhold, withdraw, qualify or modify or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to REIT II, the REIT I Board Recommendation, (ii) authorize, approve, endorse, declare advisable, adopt or recommend or propose to publicly authorize, approve, endorse, declare advisable, adopt or recommend, any Acquisition Proposal, (iii) authorize, cause or permit REIT I or any REIT I Subsidiary to enter into any Alternative Acquisition Agreement, or (iv) fail to make the REIT I Board Recommendation or fail to include the REIT I Board Recommendation in the Proxy Statement (any event described in clause (i), (ii) or this clause (iv), whether taken by the REIT I Board or a committee thereof, an “Adverse Recommendation Change”).

(e)     Notwithstanding anything in this Agreement to the contrary, at any time after the date of this Agreement and before Stockholder Approval is obtained and subject to compliance with the provisions of this Section 7.3(e) in all material respects, if REIT I receives an Acquisition Proposal (whether or not from a Go Shop Bidder) that did not result from a breach of this Section 7.3 (and such proposal is not withdrawn) and the REIT I Special Committee determines that such Acquisition Proposal constitutes a Superior Proposal and, after consultation with outside legal counsel, that failure to effect an Adverse Recommendation Change in connection with such Superior Proposal or that failure to terminate this Agreement to enter into an Alternative Acquisition Agreement for such Superior Proposal would be inconsistent with the REIT I directors’ duties under applicable Law, then the REIT I Board (based on the recommendation of the REIT I Special Committee) may effect an Adverse Recommendation Change and/or terminate this Agreement in accordance with Section 9.1(c)(ii); provided, that the REIT I Board may not take action contemplated by this Section 7.3(e) unless:

(i)     REIT I has notified REIT II in writing that the REIT I Board intends to take such action at least five (5) Business Days in advance of effecting an Adverse Recommendation Change, which notice shall specify in reasonable detail the reasons for such action, include a description of the material terms of the Superior Proposal and attach the most current version of such agreements (including any amendments, supplements or modifications) between REIT I and the party making such Superior Proposal to such notice (a “REIT I Change Notice”); and

(ii)     during the five (5) Business Day period following REIT II’s receipt of a REIT I Change Notice, REIT I shall have negotiated with (and directed its outside financial and outside legal advisors to negotiate with) REIT II in good faith (to the extent REIT II desires to negotiate) to make such adjustments to the terms and conditions of this Agreement such that the Superior Proposal ceases to constitute (in the good faith determination of the REIT I Special Committee, after consultation with outside legal counsel and outside financial advisors) a Superior Proposal; provided, that any amendment, supplement or modification to any Acquisition Proposal shall be deemed a new Acquisition Proposal and REIT I may not enter into any such Superior Proposal pursuant this Section 7.3(e) or make an Adverse Recommendation Change pursuant to this Section 7.3(e) or terminate this Agreement pursuant to Section 9.1(c)(ii) unless REIT I has complied with the requirements of this Section 7.3(e) with respect to such new Acquisition Proposal including sending an additional REIT I Change Notice (except that the new negotiation period under this Section 7.3(e)(ii) shall be three (3) Business Days instead of five (5) Business Days). Notwithstanding anything in this Section 7.3(e)(ii), neither REIT II’s acceptance nor rejection of REIT I’s offer to negotiate pursuant to this Section 7.3(e)(ii) shall have any bearing on REIT II’s right to terminate this Agreement pursuant to Section 9.1(d)(ii) herein.

(f)     Nothing in this Section 7.3 or elsewhere in this Agreement shall prevent the REIT I Board or REIT I, directly or indirectly, from (i) taking and disclosing to the stockholders of the REIT I a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with respect to an Acquisition Proposal, making any required disclosure to the stockholders of the REIT I under applicable Law, including Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A or (ii) making any disclosure to the stockholders of REIT I if the REIT I Board determines in good faith after consultation with its outside legal counsel (and based on the recommendation of the REIT I Special Committee) that the failure to do so would be inconsistent with the duties of the REIT I directors under applicable Law; provided, however, that to the extent any such disclosure addresses the approval, recommendation or declaration of advisability by the REIT I Board with respect to this Agreement or an Acquisition Proposal, such disclosure shall be deemed to be an Adverse Recommendation Change if not accompanied by an express public re-affirmation of the REIT I Board Recommendation.

(g)     Notwithstanding anything to the contrary contained in this Agreement, REIT I shall not, and shall not permit any REIT I Subsidiaries or any of its or their respective Affiliates or Representatives to, reimburse or agree to reimburse the fees or expenses of any Person (including any Go Shop Bidder or its Representatives) in connection with (or related to) an Acquisition Proposal (including, for the avoidance of doubt, in connection with any Acceptable Confidentiality Agreement) but excluding, for the avoidance of doubt, in connection with any acquisition agreement with respect to a Superior Proposal entered into pursuant to this Section 7.3 and resulting in termination of this Agreement pursuant to Section 9.1(c).

(h)     REIT I agrees that in the event any Representative of REIT I or any REIT I Subsidiary takes any action that, if taken by REIT I would constitute a material violation of this Section 7.3, then REIT I shall be deemed to be in violation of this Section 7.3 for all purposes of this Agreement.

(i)     For purposes of this Agreement:

(i)     “Acquisition Proposal” means any proposal or offer from any Person (other than REIT II or any REIT II Subsidiaries), whether in one transaction or a series of related transactions, relating to any (a) merger, consolidation, share exchange, business combination or similar transaction involving REIT I or any REIT I Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X), (b) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of REIT I or any REIT I Subsidiaries representing 20% or more of the consolidated assets of REIT I and the REIT I Subsidiaries, taken as a whole, (c) issue, sale or other disposition by REIT I or any REIT I Subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding shares of REIT I Common Stock, (d) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the votes associated with the outstanding shares of REIT I Common Stock, (e) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to REIT I in which a third party shall acquire beneficial ownership of 20% or more of the outstanding shares of REIT I Common Stock, or (f) transaction that is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include (i) the Merger or any of the other transactions contemplated by this Agreement or (ii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among REIT I and one or more of the REIT I Subsidiaries or solely among the REIT I Subsidiaries.

(ii)    “Superior Proposal” means a written Acquisition Proposal (except for purposes of this definition, the references in the definition of “Acquisition Proposal” to “20%” shall be replaced with “50%”) which the REIT I Board (based on the recommendation of the REIT I Special Committee) determines in its good faith judgment (after consultation with its outside legal and financial advisors and after taking into account (a) all of the terms and conditions of the Acquisition Proposal and this Agreement (as it may be proposed to be amended by REIT II) and (b) the feasibility and certainty of consummation of such Acquisition Proposal on the terms proposed (taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and conditions to consummation thereof) to be more favorable from a financial point of view to the stockholders of REIT I (in their capacities as stockholders) than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by REIT II)).

Section 7.4     Public Announcements. Except with respect to any Adverse Recommendation Change or any action taken pursuant to, and in accordance with, Section 7.1 or Section 7.3, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that a Party may, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing as may be required by Law or Order if it is not possible to consult with the other Party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement. The Parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement, and shall make such joint press release no later than one (1) Business Day following the date on which this Agreement is signed.

Section 7.5     Appropriate Action; Consents; Filings.

(a)     Upon the terms and subject to the conditions set forth in this Agreement, each of the REIT I Parties and each of the REIT II Parties shall and shall cause the other REIT I Subsidiaries and the other REIT II Subsidiaries, respectively, and their respective Affiliates to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) taking all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any Governmental Authority in order to consummate the transactions contemplated by this Agreement, (iii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iv) subject to Section 7.6(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and (v) executing and delivering any additional instruments necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement; provided, that neither Party will have any obligation (A) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of such Party, any of its subsidiaries (including subsidiaries of REIT II after the Closing) or their Affiliates or (B) otherwise to take or commit to take any actions that would limit the freedom of such Party, its subsidiaries (including subsidiaries of REIT II after the Closing) or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets.

(b)     In connection with and without limiting the foregoing Section 7.5(a), each of the Parties shall give (or shall cause their respective Affiliates to give) any notices to third parties, and each of the Parties shall use, and cause each of their respective Affiliates to use, its commercially reasonable efforts to obtain any third party consents that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. Each of the Parties will, and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, neither Party shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(c)     Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Merger and the other transactions contemplated by this Agreement, none of the Parties or any of their respective Representatives shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person. Subject to the immediately foregoing sentence, the Parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.

Section 7.6     Notification of Certain Matters; Transaction Litigation.

(a)     The REIT I Parties and their Representatives shall give prompt notice to the REIT II Parties, and the REIT II Parties and their Representatives shall give prompt notice to the REIT I Parties, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b)     The REIT I Parties and their Representatives shall give prompt notice to the REIT II Parties, and the REIT II Parties and their Representatives shall give prompt notice to the REIT I Parties, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Notwithstanding anything to the contrary in this Agreement, the failure by the REIT I Parties, the REIT II Parties or their respective Representatives to provide such prompt notice under this Section 7.6(b) shall not constitute a breach of covenant for purposes of Section 8.2(b), Section 8.3(b), Section 9.1(c)(i), or Section 9.1(d)(i).

(c)     The REIT I Parties and their Representatives shall give prompt notice to the REIT II Parties, and the REIT II Parties and their Representatives shall give prompt notice to the REIT I Parties, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any REIT I Subsidiary or REIT II Subsidiary, respectively, or any of their respective directors, officers or partners that relates to this Agreement, the Merger or the other transactions contemplated by this Agreement. The REIT I Parties and their respective Representatives shall give REIT II the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the REIT I Parties and/or their directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, and no such settlement shall be agreed to without REIT II’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). The REIT II Parties and their respective Representatives shall give the REIT I Parties the opportunity to reasonably participate in the defense and settlement of any litigation against the REIT II Parties and/or their directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, and no such settlement shall be agreed to without REIT I’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 7.7     Indemnification; Directors’ and Officers’ Insurance.

(a)     Without limiting or being limited by the provisions of Section 7.7(b) and to the extent permitted by applicable Law, during the period commencing as of the Merger Effective Time and ending on the sixth (6th) anniversary of the Merger Effective Time, REIT II shall (and shall cause the Surviving Entity to): (i) indemnify, defend and hold harmless each Indemnified Party against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action to the extent such Action arises out of or pertains to (x) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a manager, director, officer, partner, member, trustee, employee or agent of REIT I or any of the REIT I Subsidiaries, or (y) this Agreement or any of the transactions contemplated by this Agreement, including the Merger; and (ii) pay in advance of the final disposition of any such Action the expenses (including reasonable attorneys’ fees and any expenses incurred by any Indemnified Party in connection with enforcing any rights with respect to indemnification) of any Indemnified Party without the requirement of any bond or other security, in each case to the fullest extent permitted by Law, but subject to REIT II’s or the Surviving Entity’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in this Agreement, REIT II or the Surviving Entity, as applicable, (i) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit or proceeding against or investigation of any Indemnified Party for which indemnification may be sought under this Section 7.7(a) without the Indemnified Party’s prior written consent (which consent may not be unreasonably withheld, delayed or conditioned) unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Party from all liability arising out of such claim, action, suit, proceeding or investigation, (ii) shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and (iii) shall not have any obligation hereunder to any Indemnified Party to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Indemnified Party shall promptly refund to REIT II or the Surviving Entity the amount of all such expenses theretofore advanced pursuant hereto.

(b)     Without limiting the foregoing, and to the extent permitted by applicable Law, each of REIT II and the Surviving Entity agrees that, during the period commencing as of the Merger Effective Time and ending on the sixth (6th) anniversary of the Merger Effective Time, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time now existing in favor of the current or former managers, directors, officers, partners, members, trustees, employees, agents, fiduciaries or other individuals of REIT I or any of the REIT I Subsidiaries (the “Indemnified Parties”) as provided in (i) the REIT I Charter, the REIT I Bylaws or, if applicable, similar organizational documents or agreements of any REIT I Subsidiary (the “REIT I Organizational Documents”) and (ii) indemnification agreements of REIT I shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years following the Merger Effective Time, the organizational documents of REIT II and the Surviving Entity and the organizational documents of any applicable REIT II Subsidiary or REIT I Subsidiary shall contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than are set forth in the REIT II Governing Documents as of the Merger Effective Time or, if applicable, similar organizational documents or agreements of any REIT II Subsidiary. The REIT II Governing Documents provisions shall not be amended, repealed or otherwise modified for a period of six (6) years following the Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Merger Effective Time, were Indemnified Parties, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(c)     REIT I shall use its best efforts to obtain an extended reporting period coverage under REIT I’s directors’ and officers’ liability insurance policies or the substantial equivalent of such coverage (to be effective as of the Merger Effective Time) with a policy period of six (6) years after the Merger Effective Time, on prepaid and non-cancellable terms, for a cost not in excess of three times the current annual premiums for such insurance. REIT II and the Surviving Entity shall not take any action to terminate or modify the terms of the extended reporting period coverage.

(d)     If REIT II or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of REIT II or the Surviving Entity, as applicable, assume the obligations set forth in this Section 7.7.

(e)     REIT II shall cause the Surviving Entity to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the obligations provided in this Section 7.7.

(f)     The provisions of this Section 7.7 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third party beneficiaries of this Section 7.7), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of REIT I, REIT II and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.7 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, Contract or otherwise.

Section 7.8     Dividends.

(a)     In the event that a distribution with respect to the shares of REIT I Common Stock permitted under the terms of this Agreement has a record date prior to the Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of REIT I Common Stock on the Closing Date immediately prior to the Merger Effective Time. In the event that a distribution with respect to the shares of REIT II Common Stock permitted under the terms of this Agreement has a record date prior to the Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of REIT II Common Stock on the Closing Date immediately prior to the Merger Effective Time. REIT I shall coordinate with REIT II the declaration, setting of record dates and payment dates of dividends on REIT I Common Stock so that holders of REIT I Common Stock (i) do not receive dividends on both REIT I Common Stock and REIT II Class A Common Stock received in the Merger in respect of a single distribution period or fail to receive a dividend on either REIT I Common Stock or REIT II Class A Common Stock received in the Merger in respect of a single distribution period or (ii) do not receive both a dividend permitted by the proviso to Section 6.1(b)(iii) on REIT I Common Stock and a dividend permitted by the proviso to Section 6.2(b)(iii) on REIT II Class A Common Stock received in the Merger or fail to receive either a dividend permitted by the proviso to Section 6.1(b)(iii) on REIT I Common Stock or a dividend permitted by the proviso to Section 6.2(b)(iii) on REIT II Common Stock received in the Merger.

(b)     In the event that either REIT I or REIT II shall declare or pay any dividend or other distribution that is expressly permitted pursuant to the proviso at the end of Section 6.2(b)(iii) or Section 6.1(b)(iii), respectively, it shall notify the other Party at least twenty (20) days prior to the Closing Date, and such other Party shall be entitled to declare a dividend per share payable (i) in the case of REIT I, to holders of REIT I Common Stock or REIT I OP Units, in an amount per share of REIT I Common Stock or per REIT I OP Unit equal to the product of (A) the dividend declared by REIT II with respect to each share of REIT II Common Stock by (B) the Exchange Ratio and (ii) in the case of REIT II, to holders of REIT II Common Stock and REIT II OP Units, in an amount per share of REIT II Common Stock or per REIT II OP Unit equal to the quotient obtained by dividing (x) the dividend declared by REIT I with respect to each share of REIT I Common Stock by (y) the Exchange Ratio. The record date and time and payment date and time for any dividend payable pursuant to this Section 7.8(b) shall be prior to the Closing Date.

Section 7.9     Takeover Statutes. The Parties shall use their respective commercially reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or the restrictions in the REIT I Charter or the REIT II Charter on the Merger and the other transactions contemplated by this Agreement.

Section 7.10     Obligations of the Parties. REIT I shall take all actions necessary to cause the other REIT I Parties to perform their obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. REIT II shall take all actions necessary to (a) cause the REIT II Parties to perform their obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the Merger Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any indebtedness other than as specifically contemplated by this Agreement.

Section 7.11     Certain Transactions.

(a)     Except as set forth in Section 7.11 of the REIT I Disclosure Letter, REIT I shall cause all contracts (including, for the avoidance of doubt, the REIT I Related Party Agreements) between any former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents of REIT I or any REIT I Subsidiary, on the one hand, and REIT I or any REIT I Subsidiary, on the other hand, to be settled or terminated on or prior to the Closing, without any further obligations, liability or payments (other than customary indemnification obligations) by or on behalf of REIT I as of the Closing. For the avoidance of doubt, the foregoing shall not require the settlement or termination of an agreement that is solely between REIT I and/or any entities that will remain REIT I Subsidiaries after the Closing.

(b)     REIT I shall take all actions necessary to terminate, effective as of the Closing, the REIT I Equity Incentive Plan.

(c)     REIT I shall take all actions necessary to terminate, effective as of the Closing, the REIT I DRP and the REIT I Amended and Restated Share Repurchase Program.

(d)     REIT II shall take all necessary action to cause, in connection with Merger, the repayment or refinancing of all then-outstanding Indebtedness of REIT I set forth in Section 4.3 of the REIT I Disclosure Letter.

Section 7.12     Tax Matters.

(a)     Each of REIT I and REIT II shall use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the officers’ certificates referred to herein and reporting consistently for all federal, state, and local income Tax or other purposes. None of REIT I or REIT II shall take any action, or fail to take any action, that would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b)     REIT I shall (i) use its commercially reasonable efforts to obtain the opinion of DLA Piper LLP (US) (“DLA Piper”), and (ii) deliver to DLA Piper a tax representation letter, dated as of the Closing Date and signed by an officer of REIT I and REIT I Operating Partnership, containing representations of REIT I and REIT I Operating Partnership reasonably necessary or appropriate to enable DLA Piper to render the tax opinions described in Section 8.2(e), Section 8.2(f) and Section 8.3(f).

(c)     REIT II shall (i) use its commercially reasonable efforts to obtain the opinion of Morris, Manning & Martin, LLP (“Morris Manning”), (ii) deliver to Morris Manning a tax representation letter, dated as of the Closing Date and signed by an officer of REIT II and REIT II Operating Partnership, containing representations of REIT II and REIT II Operating Partnership reasonably necessary or appropriate to enable Morris Manning to render the tax opinions described in Section 8.3(e), Section 8.2(f) and Section 8.3(f).

(d)     REIT I and REIT II shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such taxes, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes.

(e)     With respect to the taxable year of REIT I ending on the Closing Date, REIT I shall take all necessary actions, including without limitation, declaring and paying dividends sufficient to satisfy its requirement under Section 857(a)(1), to cause REIT I to qualify as a REIT for its shortened tax year ending on the Closing Date.

ARTICLE 8

CONDITIONS

Section 8.1     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Merger Effective Time of the following conditions:

(a)     Authorizations; Consents. All consents, authorizations, orders or approvals of each Governmental Authority, lender and other third party necessary for the consummation of the Merger and the other transactions contemplated by this Agreement set forth in Section 8.1(a) of the REIT I Disclosure Letter and Section 8.1(a) of the REIT II Disclosure Letter shall have been obtained and any applicable waiting periods in respect thereof shall have expired or been terminated.

(b)     Stockholder Approval. The Stockholder Approval shall have been obtained in accordance with applicable Law and the REIT I Charter and REIT I Bylaws.

(c)     No Injunctions or Restraints. No Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement.

(d)     Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

Section 8.2     Conditions to Obligations of the REIT I Parties. The obligations of the REIT I Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by REIT I, at or prior to the Merger Effective Time, of the following additional conditions:

(a)     Representations and Warranties. (i) The representations and warranties of the REIT II Parties set forth in the Fundamental Representations (except Section 5.4(a) (Capital Structure)), shall be true and correct in all material respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, (ii) the representations and warranties set forth in Section 5.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, and (iii) each of the other representations and warranties of the REIT II Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or REIT II Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a REIT II Material Adverse Effect.

(b)     Performance of Covenants and Obligations of the REIT II Parties. The REIT II Parties shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Merger Effective Time.

(c)     Absence of Material Adverse Change. On the Closing Date, no circumstance shall exist that constitutes a REIT II Material Adverse Effect.

(d)     Delivery of Certificate. REIT II shall have delivered to REIT I a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of REIT II, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

(e)     REIT Opinion. REIT I shall have received a written opinion of Morris, Manning & Martin, LLP, or other counsel to REIT II reasonably satisfactory to REIT I, dated as of the Closing Date and in form and substance reasonably satisfactory to REIT I, to the effect that, commencing with REIT II’s taxable year that ended on December 31, 2014, REIT II has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its proposed method of operation will enable REIT II to meet, through the Closing, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by REIT II and REIT II Operating Partnership.

(f)     Section 368 Opinion. REIT I shall have received a written opinion of DLA Piper, tax counsel to REIT I, or other tax counsel to REIT I reasonably satisfactory to REIT II, dated as of the Closing Date and in form and substance reasonably satisfactory to REIT I, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, DLA Piper may rely upon the tax representation letters described in Section 7.12.

(g)     Validity Opinion. REIT I shall have received a written opinion of Venable LLP, counsel to REIT II, dated as of the Closing Date and in form and substance reasonably satisfactory to REIT I, to the effect that the issuance of the Stock Consideration has been duly authorized and, when and if issued in connection with the Merger in accordance with the resolutions of the REIT II Board, this Agreement and the Articles of Merger, the Stock Consideration will be validly issued, fully paid and nonassessable.

(h)     Post-Merger Advisory Agreement. The Post-Merger REIT II Advisory Agreement shall remain in effect.

Section 8.3     Conditions to Obligations of the REIT II Parties. The obligations of the REIT II Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by REIT II at or prior to the Merger Effective Time, of the following additional conditions:

(a)     Representations and Warranties. (i) The representations and warranties of the REIT I Parties set forth in the Fundamental Representations (except Section 4.4(a) (Capital Structure)) shall be true and correct in all material respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, (ii) the representations and warranties set forth in Section 4.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Merger

Effective Time, as though made as of the Merger Effective Time, and (iii) each of the other representations and warranties of the REIT I Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or REIT I Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a REIT I Material Adverse Effect.

(b)     Performance of Covenants or Obligations of the REIT I Parties. The REIT I Parties shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Merger Effective Time.

(c)     Absence of Material Adverse Change. On the Closing Date, no circumstance shall exist that constitutes a REIT I Material Adverse Effect.

(d)     Delivery of Certificate. REIT I shall have delivered to REIT II a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of REIT I certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

(e)     REIT Opinion. REIT II shall have received a written opinion of DLA Piper, or other counsel to REIT I reasonably satisfactory to REIT II, dated as of the Closing Date and in form and substance reasonably satisfactory to REIT II, to the effect that, commencing with REIT I’s taxable year that ended on December 31, 2011, REIT I has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled REIT I to meet, through the Closing, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by REIT I and REIT I Operating Partnership.

(f)     Section 368 Opinion. REIT II shall have received a written opinion of Morris, Manning & Martin, LLP, or other tax counsel to REIT II reasonably satisfactory to REIT I, dated as of the Closing Date and in form and substance reasonably satisfactory to REIT II, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Morris, Manning & Martin, LLP, may rely upon the tax representation letters described in Section 7.12.

ARTICLE 9

TERMINATION, FEES AND EXPENSES, AMENDMENT AND WAIVER

Section 9.1     Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Merger Effective Time, notwithstanding receipt of the Stockholder Approval (except as otherwise specified in this Section 9.1):

(a)     by mutual written consent of each of REIT I and REIT II;

(b)     by either REIT I (with prior approval of the REIT I Special Committee) or by REIT II (with prior approval of the REIT II Special Committee):

(i)     if the Merger shall not have occurred on or before 11:59 p.m. New York time on January 31, 2020 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i)

shall not be available to any Party if the failure of such Party (and (A) in the case of REIT I, including the failure of the other REIT I Parties, and (B) in the case of REIT II, including the failure of the other REIT II Parties) to perform or comply in all material respects with the obligations, covenants or agreements of such Party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii)     if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party (and (A) in the case of REIT I, including the failure of the other REIT I Parties, and (B) in the case of REIT II, including the failure of the other REIT II Parties) to perform or comply in all material respects with any of its obligations, covenants or agreements under this Agreement; or

(iii)     if the Stockholder Approval shall not have been obtained at the Stockholders Meeting, duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the Merger is taken; provided, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to a Party if the failure to receive the Stockholder Approval was primarily due to the failure of a Party to perform or comply in all material respects with any of its obligations, covenants or agreements under this Agreement;

(c)     by REIT I (with prior approval of the REIT I Special Committee):

(i)     if a breach of any representation or warranty or failure to perform any obligation, covenant or agreement on the part of any of the REIT II Parties set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied (a “REIT II Terminating Breach”), which breach or failure to perform cannot be cured, or, if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from REIT I to REIT II and two (2) Business Days before the Outside Date; provided, that REIT I shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if a REIT I Terminating Breach shall have occurred and be continuing at the time REIT I delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i); or

(ii)     at any time before Stockholder Approval is obtained, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the provisions of Section 7.3; provided, however, that this Agreement may not be so terminated unless REIT I shall have complied with Section 7.3 and shall have paid or shall concurrently pay the Termination Payment in accordance with Section 9.3(b) in full to REIT II.

(d)     by REIT II:

(i)     if a breach of any representation or warranty or failure to perform any obligation, covenant or agreement on the part of any of the REIT I Parties set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.3 not to be satisfied (a “REIT I Terminating Breach”), which breach or failure to perform cannot be cured, or if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from REIT II to REIT I and two (2) Business Days before the Outside Date; provided, that REIT II shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if a REIT II Terminating Breach shall have occurred and be continuing at the time REIT II delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i); or

(ii)     if, at any time prior to receipt of the Stockholder Approval, (A) the REIT I Board has made an Adverse Recommendation Change, (B) a tender offer or exchange offer for any shares of REIT I Common Stock that constitutes an Acquisition Proposal (other than by REIT II or any of its Affiliates) is commenced and the REIT I Board fails to recommend against acceptance of such tender offer or exchange offer by the stockholders of REIT I and to publicly reaffirm the REIT I Board Recommendation within ten (10) Business Days of being requested to do so by REIT II, or (C) if REIT I shall have violated any of its obligations under

Section 7.3 (other than any immaterial or inadvertent violations thereof that did not result in an Alternative Acquisition Proposal).

Section 9.2     Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Parties, in accordance with the provisions of Section 10.2, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the REIT I Parties or the REIT II Parties, except that the Confidentiality Agreements and the provisions of Section 7.4 (Public Announcements), this Section 9.2, Section 9.3 (Fees and Expenses), Section 9.4 (Amendment), and Article 10 (General Provisions) of this Agreement shall survive the termination hereof; provided, that no such termination shall relieve any Party from any liability or damages resulting from any fraud or willful and material breach of any of its covenants, obligations or agreements set forth in this Agreement.

Section 9.3     Fees and Expenses.

(a)     Except as otherwise provided in this Section 9.3, all Expenses shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated; provided that the Parties will share equally any HSR Act and Form S-4 filing fees as may be required to consummate the transactions contemplated by this Agreement.

(b)     In the event that this Agreement is terminated:

(i)    (A)(x) by REIT II pursuant to Section 9.1(d)(i) on account of a failure to perform any obligation, covenant or agreement on the part of any of the REIT I Parties set forth in this Agreement and after the date hereof and prior to the failure to perform giving rise to such right of termination, a bona fide Acquisition Proposal (with, for all purposes of this Section 9.3(b)(i), all percentages included in the definition of “Acquisition Proposal” increased to 50%) has been publicly announced, disclosed or otherwise communicated to the REIT I Board or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal or (y) by REIT I or REIT II pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii), and after the date of this Agreement but prior to the Stockholders Meeting, an Acquisition Proposal with respect to REIT I has been publicly announced, disclosed or otherwise communicated to REIT I’s stockholders (and not withdrawn) or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal and (B) within twelve (12) months after the date of such termination, a transaction in respect of an Acquisition Proposal with respect to REIT I is consummated or REIT I enters into a definitive agreement in respect of an Acquisition Proposal with respect to REIT I that is later consummated, REIT I shall pay to REIT II the Full Termination Payment;

(ii)     by REIT I pursuant to Section 9.1(c)(ii), then REIT I shall pay to REIT II an amount equal to the Go Shop Termination Payment if such termination occurs no later than five (5) Business Days after the negotiation period contemplated by Section 7.3(e)(ii) with respect to a REIT I Change Notice delivered within five (5) Business Days of the Go Shop Period End Time and an amount equal to the Full Termination Payment if such termination occurs thereafter; or

(iii)     by REIT II pursuant to Section 9.1(d)(ii), then REIT I shall pay to REIT II an amount equal to the Go Shop Termination Payment if the event giving rise to REIT II’s termination right occurred no later than five (5) Business Days after the negotiation period contemplated by Section 7.3(e)(ii) with respect to a REIT I Change Notice delivered within five (5) Business Days of the Go Shop Period End Time and an amount equal to the Full Termination Payment if the event giving rise to REIT II’s termination right occurred thereafter.

(c)     Termination Payment. The Parties agree and acknowledge that in no event shall REIT I be required to pay the applicable Termination Payment on more than one occasion. A Termination Payment shall be made by wire transfer of same day funds to the account or accounts designated by REIT II (i) prior to or concurrently at the time of consummation of any transaction contemplated by an Acquisition Proposal, in the case of a Termination Payment payable pursuant to Section 9.3(b)(i); (ii) prior to or concurrently with termination of this Agreement, in the case of a Termination Payment payable pursuant to Section 9.3(b)(ii); and (iii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of the Termination Payment payable pursuant to Section 9.3(b)(iii).

(d)     Notwithstanding anything in this Agreement to the contrary, in the event that a Termination Payment becomes payable, then such payment shall be REIT II’s and its Affiliates’ sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against REIT I and its subsidiaries and each of their respective Representatives in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise.

(e)     Each of the Parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other Parties would not enter into this Agreement. In the event that REIT I shall fail to pay the applicable Termination Payment when due, REIT I shall reimburse REIT II for all reasonable costs and expenses actually incurred or accrued by REIT II (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3. Further, if REIT I fails to timely pay any amount due pursuant to this Section 9.3, and, in order to obtain the payment, REIT II commences a suit which results in a judgment against REIT I for the payment set forth in this Section 9.3(b), REIT I shall pay to REIT II its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at a rate per annum equal to the prime rate as reported by The Wall Street Journal on the date such payment was required to be made through the date of payment.

(f)     REIT I shall deposit into escrow an amount in cash equal to the applicable Termination Payment with an escrow agent reasonably selected by REIT II, after reasonable consultation with REIT I, and pursuant to a written escrow agreement (the “Escrow Agreement”) reflecting the terms set forth in this Section 9.3 and otherwise reasonably acceptable to each of the Parties and the escrow agent. The payment or deposit into escrow of the applicable Termination Payment pursuant to this Section 9.3(b) shall be made by REIT I promptly after receipt of notice from REIT II that the Escrow Agreement has been executed by the parties thereto. The Escrow Agreement shall provide that the applicable Termination Payment in escrow or the applicable portion thereof shall be released to REIT II on an annual basis based upon the delivery by REIT II to the escrow agent of any one (or a combination) of the following:

(i)     a letter from REIT II’s certified public accountants indicating the maximum amount that can be paid by the escrow agent to REIT II without causing REIT II to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the applicable taxable year of REIT II determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) (H) or 856(c)(3)(A) (I) of the Code (such income, “Qualifying REIT Income”), in which case the escrow agent shall release to REIT II such maximum amount stated in the accountant’s letter;

(ii)     a letter from REIT II’s counsel indicating that REIT II received a private letter ruling from the IRS holding that the receipt by REIT II of the applicable Termination Payment would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to REIT II the remainder of the applicable Termination Payment; or

(iii)     a letter from REIT II’s counsel indicating that REIT II has received a tax opinion from REIT II’s outside counsel or accountant, respectively, to the effect that the receipt by REIT II of the applicable Termination Payment should either constitute Qualifying REIT Income or should be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to REIT II the remainder of the applicable Termination Payment.

The Parties agree to cooperate in good faith to amend this Section 9.3(f) at the reasonable request of REIT II in order to (A) maximize the portion of the applicable Termination Payment that may be distributed to REIT II hereunder without causing REIT II to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve REIT II’s chances of securing the favorable private letter ruling from the IRS described in this Section 9.3(f) or (C) assist REIT II in obtaining the favorable tax opinion from its outside counsel or accountant described in this Section 9.3(f). The Escrow Agreement shall provide that REIT II shall bear all costs and expenses under the Escrow Agreement and that any portion of the applicable Termination Payment held in escrow for ten (10) years shall be released by the escrow agent to REIT I. REIT I shall not be a party to the Escrow Agreement and shall not bear any liability, cost or expense resulting directly or indirectly from the Escrow Agreement (other than any Taxes imposed on REIT I in connection therewith). REIT II shall fully indemnify REIT I and hold REIT I harmless from and against any such liability, cost or expense.

Section 9.4     Amendment. Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the Parties by action taken or authorized by the REIT I Special Committee and the REIT II Special Committee, respectively, at any time before or after receipt of the Stockholder Approval and prior to the Merger Effective Time; provided, that after the Stockholder Approval has been obtained, there shall not be (i) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of REIT I Common Stock, or which by applicable Law requires the further approval of the stockholders of REIT I without such further approval of such stockholders, or (ii) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

ARTICLE 10

GENERAL PROVISIONS

Section 10.1     Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger Effective Time. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Merger Effective Time.

Section 10.2     Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by facsimile or e-mail of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a Party as shall be specified by like notice):

(a)	if to a REIT II Party to:

Special Committee of the Board of Directors

c/o Carter Validus Mission Critical REIT II, Inc.

4890 W. Kennedy Boulevard, Suite 650

Tampa, FL 33609

Attn: Ron L. Rayevich

email: raymarfla@aol.com

with copies (which shall not constitute notice) to:

Venable, LLP

750 E. Pratt Street, Suite 900

Baltimore, MD 21202

Attn: Sharon A. Kroupa

email: sakroupa@venable.com

Morrison & Foerster LLP

3500 Lenox Road, N.E., Suite 1500

Atlanta, GA 30326

Attention: Heath D. Linsky

email: hlinsky@mofo.com

(b)	if to a REIT I Party to:

Special Committee of the Board of Directors

c/o Carter Validus Mission Critical REIT II, Inc.

4890 W. Kennedy Boulevard, Suite 650

Tampa, FL 33609

Attention: Jonathan Kuchin

email: jonkuchin@gmail.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

4141Parklake Ave., Suite 300

Raleigh, NC 27612

Attention: Robert H. Bergdolt

email: rob.bergdolt@dlapiper.com

Section 10.3     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document form,” or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5     Entire Agreement; No Third-Party Beneficiaries. (a) This Agreement (including the Exhibits, Schedules, the REIT I Disclosure Letter and the REIT II Disclosure Letter) and the Confidentiality Agreements (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement and, (b) except for the provisions of Article 3 (which, from and after the Merger Effective Time, shall be for the benefit of holders of shares of REIT I Common Stock immediately prior to the Merger Effective Time), Section 7.7 (which, from and after the Merger Effective Time shall be for the benefit of the Indemnified Parties) and Section 10.5(b), are not intended to confer upon any Person other than the Parties hereto any rights or remedies.

(b)     Notwithstanding anything to the contrary herein, REIT I and REIT I Operating Partnership, on behalf of themselves and the REIT I Subsidiaries, hereby (i) acknowledge that none of the lenders or other parties providing any financing to REIT II and the REIT II Parties (including for the purposes hereof the REIT I Parties and the REIT I Subsidiaries as of the Merger Effective Time) (collectively the “Financing Sources”) (and/or any of their Affiliates and/or their or their Affiliates’ officers, directors, employees, controlling persons, advisors, agents, attorneys or representatives) shall have any liability to any REIT I Party or any REIT I Subsidiary under this Agreement or for any claim made by any REIT I Party or any REIT I Subsidiary based on, in respect of, or by reason of, the transactions contemplated hereby, including, but not limited to, any dispute relating to, or arising from, any debt financing, any commitment letters relating thereto or the performance thereof (collectively a “Debt Financing”), (ii) waive any rights or claims of any kind or nature (whether in law or in equity, in contract, in tort or otherwise) any of the REIT I Parties or any REIT I Subsidiary may have against any Financing Source (and/or any of their Affiliates and/or their or their Affiliates’ officers, directors, employees, controlling persons, advisors, agents, attorneys or representatives) relating to this Agreement, the Debt Financing, any commitment letter or the transactions contemplated hereby or thereby and (iii) agree not to commence (and/if commenced, agrees to dismiss or otherwise terminate, and not to assist) any action, arbitration, audit, hearing, investigation, litigation, petition, grievance, complaint, suit or proceeding against any Financing Source (and/or any of their Affiliates and/or their or their Affiliates’ officers, directors, employees, controlling persons, advisors, agents, attorneys or representatives) in connection with this Agreement, the Debt Financing, any debt commitment letters or the transactions contemplated hereby or thereby. Nothing in this Section 10.5(b) will limit the rights of REIT II in respect of the Debt Financing under any commitment letter related thereto. Without limiting the foregoing, no Financing Source (and/or any of their Affiliates and/or their or their Affiliates’ officers, directors, employees, controlling persons, advisors, agents, attorneys or representatives) shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature to a REIT I Party or any REIT I Subsidiary. Any disputes involving the Financing Source will be governed by and construed in accordance with the applicable Laws of the State of New York without giving regard to conflicts or choice of law principles that would result in the application of any Law other than the Law of the State of New York, and shall be subject to the wavier of jury trial, jurisdiction and venue (and related waivers) set forth in any commitment letter provided by the Financing Sources. The terms of this Section 10.5(b) may not be amended without the prior written consent of the Financing Sources.

Section 10.6     Extension; Waiver. At any time prior to the Merger Effective Time, the Parties may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.7     Governing Law; Venue.

(a)     Other than as set forth in Section 10.5(b), this Agreement and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (whether the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b)     All disputes arising out of or relating to this Agreement shall be heard and determined exclusively in any Maryland state or federal court. Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of any such Maryland state or federal court, for the purpose of any dispute arising out of or relating to this Agreement brought by any Party, (ii) agrees not to commence any such dispute except in such courts, (iii) agrees that any claim in respect of any such dispute may be heard and determined in any such Maryland state or federal court, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such dispute, (v) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such dispute, and (vi) agrees, with respect to any action filed in a Maryland state court, to jointly request an assignment to the Maryland Business and Technology Case Management Program. Each of the Parties agrees that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 10.8     Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.9     Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article 9, each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such Party is entitled at Law or in equity.

Section 10.10     Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11     Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

By:	/s/ Michael A. Seton
Name: Michael A. Seton
Title: Chief Executive Officer and President

CARTER/VALIDUS OPERATING PARTNERSHIP, LP

By: Carter Validus Mission Critical REIT, Inc., not in its individual capacity but solely as general partner

By:	/s/ Michael A. Seton
Name: Michael A. Seton
Title: Chief Executive Officer and President

[Signature Page to the Agreement and Plan of Merger]

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

By:	/s/ Kay C. Neely
Name: Kay C. Neely
Title: Chief Financial Officer

CARTER VALIDUS OPERATING PARTNERSHIP II, LP

By: Carter Validus Mission Critical REIT II, Inc., not in its individual capacity but solely as general partner

By:	/s/ Kay C. Neely
Name: Kay C. Neely
Title: Chief Financial Officer

LIGHTNING MERGER SUB, LLC

By:	/s/ Michael A. Seton
Name: Michael A. Seton
Title: Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

ANNEX B

Confidential Special Committee of the Board of Directors Carter Validus Mission Critical REIT, Inc. 4890 West Kennedy Blvd. Suite 650 Tampa, Florida 33609	April 10, 2019

Ladies and Gentlemen:

Carter Validus Mission Critical REIT, Inc. (“REIT I” or the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the special committee (the “Special Committee”) of the board of directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Special Committee) to provide an opinion (the “Opinion”) as of the date hereof as to whether the Consideration (as defined below) to be received by the stockholders of REIT I in the Proposed Transaction (as defined below) implied by the merger exchange ratio is fair to stockholders of REIT I from a financial point of view.

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that REIT I will be merged with and into Lightening Merger Sub, LLC (“Merger Sub”), a wholly owned subsidiary of Carter Validus Mission Critical REIT II, Inc. (“REIT II”), with the Merger Sub being the surviving company. Each share of common stock of REIT I issued and outstanding immediately prior to the merger will be converted into the right to receive 0.4681 shares of REIT II Class A Common Stock and $1.00 in cash as merger consideration (the “Merger Consideration”).

Duff & Phelps understands that both REIT I and REIT II are externally managed by Carter/Validus Advisors, LLC and Carter Validus Advisors II, LLC, which are for all practical purposes the same advisor (the “Advisor”).

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	REIT I and REIT II’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2016 through 2018;

b.

Unaudited segment and pro forma financial information for REIT I and REIT II for the years ended December 31, 2016 through 2018 and the two months ended February 28, 2019, which the Company’s management identified as being the most current financial statements available;

Duff & Phelps, LLC 10100 Santa Monica Blvd. Suite 1100 Los Angeles, CA 90067	T F	+1 424 249 1650 +1 424 249 1651	www.duffandphelps.com

Special Committee of the Board of Directors

Carter Validus Mission Critical REIT, Inc.

April 10, 2019

c.

Financial projections for REIT I on a stand-alone basis, REIT II on a stand-alone basis, and the combined REIT I and REIT II entity on a post-merger basis, provided to Duff & Phelps by management of the Company for the years ending December 31, 2019 through 2023 (the “Management Projections”);

d.

Per Common Share Valuation Report as of June 30, 2018 for REIT I and REIT II (the “NAV Reports”) prepared by Robert A. Stanger & Co. (“Stanger”), which included the assumed lease period, capitalization ratios, discount rates and value conclusions by property;

e.	Restricted Appraisal Reports of the Real Estate Portfolio of REIT I and REIT II, dated September 27, 2018, prepared by Stanger;

f.	Financial models for the real estate properties of REIT I and REIT II prepared by Company management using ARGUS software;

g.	Other internal documents relating to the history, current operations, and probable future outlook of REIT I and REIT II, provided to us by management of the Company;

h.

The Amended and Restated Advisory Agreement between REIT I, Carter/Validus Operating Partnership, L.P. and the Advisor dated November 26, 2010 and amendments dated March 29, 2011, October 4, 2012 and November 25, 2014;

i.	The Amended and Restated Advisory Agreement between REIT II, Carter/Validus Operating Partnership, L.P. and the Advisor dated June 10, 2014 and amendment dated April 17, 2015; and

j.	Documents related to the Proposed Transaction, including the draft of the Agreement and Plan of Merger among REIT, REIT II, and other parties thereto, dated April 7, 2019 (the “Merger Agreement”);

2.	Conducted physical inspection of certain properties held by REIT I and REIT II;

3.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company and the Advisor;

4.	Discussed the NAV Reports with representatives of Stanger;

5.	Reviewed the historical trading price and trading volume of the publicly traded securities of certain companies that Duff & Phelps deemed relevant;

6.

Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, an analysis of selected transactions that Duff & Phelps deemed relevant, and an aggregate analysis of the real properties primarily using market capitalization ratios; and

7.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

Special Committee of the Board of Directors

Carter Validus Mission Critical REIT, Inc.

April 10, 2019

2.

Relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.

Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

4.	Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction;

5.

Assumed that all unpaid distribution and servicing fees with respect to Class T shares of REIT II are not a liability of REIT II but instead are over time paid out of cash otherwise distributable to Class T stockholders, thereby lowering the net distribution received by the Class T stockholders;

6.	Assumed that the representations and warranties made in the Merger Agreement are substantially accurate;

7.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

8.

Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of REIT I or REIT II since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

9.

Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

10.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be

Special Committee of the Board of Directors

Carter Validus Mission Critical REIT, Inc.

April 10, 2019

negotiated among the parties to the Agreement and the Proposed Transaction, or (iii) advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s common stock or REIT II’s common stock (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public stockholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

This Opinion is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the consideration received is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated February 19, 2019 (the “Engagement Letter”). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Special Committee and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ informing the Special Committee that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Special Committee of the Board of Directors

Carter Validus Mission Critical REIT, Inc.

April 10, 2019

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Merger Consideration to be received by stockholders of REIT I in the Proposed Transaction implied by the merger exchange ratio is fair to stockholders of REIT I from a financial point of view.

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

Duff & Phelps, LLC

ANNEX C

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 000-54675

CARTER VALIDUS MISSION CRITICAL REIT, INC.

(Exact name of registrant as specified in its charter)

Maryland	27-1550167
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

4890 West Kennedy Blvd., Suite 650 Tampa, FL 33609	(813) 287-0101
(Address of Principal Executive Offices; Zip Code)	(Registrant’s Telephone Number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

(Common stock, par value $0.01 per share)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for comply with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

While there is no established market for the Registrant’s shares of common stock, the Registrant has made an initial public offering of its shares of common stock pursuant to a Registration Statement on Form S-11. The Registrant ceased offering shares of common stock in its primary offering on June 6, 2014. The last price paid to acquire a share in the Registrant’s primary offering was $10.00 per share of common stock, with discounts available for certain categories of purchasers. Effective October 1, 2018, the estimated share value of the registrant’s common stock is $5.33 per share, which represents the net asset value as of June 30, 2018, approved by the Registrant’s board of directors on September 27, 2018.

As of June 30, 2018, there were approximately 180,252,000 shares of common stock of Carter Validus Mission Critical REIT, Inc. outstanding held by non-affiliates, for an aggregate value of approximately $1,802,908,000, assuming $6.26 per share, the most recent estimated per share net asset value of the registrant’s common stock established by the registrant’s board of directors at that time.

As of March 18, 2019, there were approximately 180,648,000 shares of common stock of Carter Validus Mission Critical REIT, Inc. outstanding.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

(A Maryland Corporation)

SIGNATURES

C-i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K of Carter Validus Mission Critical REIT, Inc., other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Securities Act and the Exchange Act, as applicable by law. Such statements include, in particular, statements about our plans, strategies and prospects, and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Annual Report on Form 10-K is filed with the U.S. Securities and Exchange Commission, or the SEC. We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Annual Report on Form 10-K, and we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. We caution investors not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date of this Annual Report on Form 10-K. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. The forward-looking statements should be read in light of the risk factors identified in the Item 1A. Risk Factors section of this Annual Report on Form 10-K.

PART I

Item 1. Business.

The Company

Carter Validus Mission Critical REIT, Inc., or the Company, or we, is a Maryland corporation incorporated on December 16, 2009, that has elected to be taxed, and currently qualifies, as a real estate investment trust, or a REIT, under the Internal Revenue Code of 1986, as amended, or the Code, for federal income tax purposes commencing with the taxable year ended December 31, 2011. We were organized to acquire and operate a diversified portfolio of income-producing commercial real estate, with a focus on the data center and healthcare property sectors, net leased to creditworthy tenants, as well as to make other real estate-related investments that relate to such property types. During the year ended December 31, 2017, our board of directors made a determination to sell our data center properties. This decision represented a strategic shift that had a major effect on our results and operations and assets and liabilities for the years presented. As a result, we classified the assets in our data centers segment as discontinued operations. During the years ended December 31, 2018 and 2017, we sold five data center properties and 15 data center properties, respectively. As a result, as of December 31, 2018, we had completed the disposition of all our data center properties.

In addition, during the years ended December 31, 2018 and 2017, we sold two healthcare properties and one healthcare property, respectively.

As of December 31, 2018, we owned 30 real estate investments, consisting of 61 properties, located in 32 metropolitan statistical areas, or MSAs, all of which were part of the healthcare portfolio. As of December 31, 2018, the rentable space of these real estate investments was 92% leased.

We ceased offering shares of common stock in our initial public offering, or our Offering, on June 6, 2014. At the completion of our Offering, we had raised gross offering proceeds of approximately $1,716,046,000 (including shares of common stock issued pursuant to a distribution reinvestment plan, or the DRIP). We will continue to issue shares of common stock under the DRIP pursuant to the Third DRIP Offering (as defined below) until such time as we sell all of the shares registered for sale under the Third DRIP Offering, unless we file a new registration statement with the SEC or the Third DRIP Offering is terminated by our board of directors.

On April 14, 2014, we registered 10,526,315 shares of common stock with a price per share of $9.50 for a proposed maximum offering price of $100,000,000 in shares of common stock under the DRIP pursuant to a Registration Statement on Form S-3, or the First DRIP Offering. On November 25, 2015, we ceased offering shares of common stock pursuant to the First DRIP Offering and registered an additional 10,473,946 shares of common stock for a proposed maximum offering price of $100,000,000 in shares of common stock under the DRIP pursuant to a Registration Statement on Form S-3, or the Second DRIP Offering. On May 22, 2017, we ceased offering shares of common stock pursuant to the Second DRIP Offering and registered an additional 11,387,512 shares of common stock for a proposed maximum offering price of $108,397,727 in shares of common stock under the DRIP pursuant to a Registration Statement on Form S-3, or the Third DRIP Offering. We refer to the First DRIP Offering, the Second DRIP Offering and the Third DRIP Offering collectively as the DRIP Offerings, and together with our Offering, as our Offerings. As of December 31, 2018, we had issued approximately 203,039,000 shares of common stock in our Offerings for gross proceeds of $1,988,580,000, before share repurchases of $169,200,000 and offering costs, selling commissions and dealer manager fees of $174,852,000.

On November 16, 2015, our board of directors, at the recommendation of the audit committee of the board, or the Audit Committee, which is comprised solely of independent directors, established an estimated net asset value, or NAV, per share of our common stock, or the Estimated Per Share NAV, calculated as of September 30, 2015, of $10.05. On November 28, 2016, our board of directors, at the recommendation of the Audit Committee, established an updated Estimated Per Share NAV, calculated as of September 30, 2016, of $10.02. On December 21, 2017, our board of directors, at the recommendation of the Audit Committee, established an updated Estimated Per Share NAV, calculated as of September 30, 2017, of $9.26. In connection with a special cash distribution paid on March 16, 2018, our board of directors approved a new Estimated Per Share NAV of $6.26, which was equal to the Estimated Per Share NAV as of September 30, 2017 of $9.26, less the special cash distribution of $3.00 per share. The updated Estimated Per Share NAV of $6.26 was effective on February 15, 2018, which was the record date of the special cash distribution. On September 27, 2018, our board of directors, at the recommendation of the Audit Committee, established an updated Estimated Per Share NAV, calculated as of June 30, 2018, of $5.33. Each Estimated Per Share NAV was calculated for purposes of assisting broker-dealers that participated in our Offering in meeting their customer account statement reporting obligations under NASD Rule 2340. We intend to publish an updated Estimated Per Share NAV on at least an annual basis. Each Estimated Per Share NAV was determined by our board of directors after consultation with Carter/Validus Advisors, LLC, or our Advisor, and an independent third-party valuation firm.

Substantially all of our operations are conducted through Carter/Validus Operating Partnership, LP, or our Operating Partnership. We are externally advised by our affiliated Advisor pursuant to an advisory agreement, or the Advisory Agreement, by and among us, our Advisor and our Operating Partnership. Our Advisor supervises and manages our day-to-day operations and selects the properties and real estate-related investments we acquire and sell, subject to the oversight and approval of our board of directors. Our Advisor also provides marketing, sales and client services related to real estate on our behalf. Our Advisor engages affiliated entities to provide various services to us. Our Advisor is managed by, and is a subsidiary of, Carter/Validus REIT Investment Management Company, LLC, or our Sponsor. We have no paid employees and rely upon our Advisor to provide substantially all of our services.

Carter Validus Real Estate Management Services, LLC, or our Property Manager, a wholly-owned subsidiary of our Sponsor, serves as our property manager. Our Advisor and our Property Manager received fees during our acquisition stage and will continue to receive fees during our operational stages, and our Advisor may be eligible to receive fees during our liquidation stage.

Except as the context otherwise requires, “we,” “our,” “us,” and the “Company” refer to Carter Validus Mission Critical REIT, Inc., our Operating Partnership and all majority-owned subsidiaries and controlled subsidiaries.

Key Developments during 2018 and Subsequent

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As of December 31, 2018, we paid aggregate distributions, since inception, of approximately $1,152,887,000, including the special cash distribution of $556,227,000 paid on March 16, 2018 ($842,591,000 in cash and $310,296,000 reinvested in shares of common stock pursuant to the DRIP). As of March 18, 2019, we paid aggregate distributions, since inception, of approximately $1,167,207,000 ($850,342,000 in cash and $316,865,000 reinvested in shares of common stock pursuant to the DRIP).

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During the year ended December 31, 2018, we sold seven properties, which consisted of five data center properties and two healthcare properties, comprising of approximately 988,000 rentable square feet, for an aggregate sale price of $245,665,000. In connection with the dispositions of our properties during the year ended December 31, 2018, we removed five properties from the unencumbered pool of the unsecured credit facility, which decreased our total unencumbered pool availability by approximately $106,500,000.

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During the year ended December 31, 2018, 18 of our properties were resubmitted to the unencumbered pool of the unsecured credit facility, which increased our total unencumbered pool availability under the unsecured credit facility by approximately $61,185,000. As of December 31, 2018, we had a total unencumbered pool availability under the unsecured credit facility of $311,879,000 and an aggregate outstanding principal balance of $190,000,000. As of December 31, 2018, $121,879,000 was available to be drawn on the unsecured credit facility.

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Effective April 10, 2018, John E. Carter resigned as our Chief Executive Officer. Mr. Carter remains the Chairman of our board of directors. In connection with Mr. Carter’s resignation as Chief Executive Officer, the board of directors elected Michael A. Seton to serve as our Chief Executive Officer, effective April 10, 2018. Mr. Seton continues to serve as our President, a position he has held since August 2010.

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We reached the limitation on the number of shares that may be repurchased in any calendar year, and therefore, did not fully accommodate all repurchase requests for the month of April 2018, and did not process any further requests under the share repurchase program for the remainder of the year ended December 31, 2018. During the year ended December 31, 2018, we repurchased approximately 9,321,000 shares of common stock, for an aggregate purchase price of $64,289,000 (an average of $6.90 per share).

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On May 4, 2018, Bay Area Regional Medical Center, LLC, or Bay Area, a former tenant, announced in a press release that it was closing its operations on May 10, 2018, and intended to file for bankruptcy. On May 4, 2018, we repaid our outstanding mortgage note payable related to the property in the principal amount of $84,667,000. On August 13, 2018, we terminated our lease agreement with Bay Area. On October 24, 2018, we entered into a lease agreement with a new tenant, the Board of Regents of the University of Texas System, or the Board of Regents, which is an affiliate of the University of Texas Medical Branch, or UTMB, to lease the UTMB Health Clear Lake Campus (formerly known as the Bay Area Regional Medical Center) property. The lease agreement was effective as of October 22, 2018. The lease agreement has an initial 15-year term with three 5-year renewal terms exercisable at the option of the Board of Regents (subject to certain conditions) and provides for a fixed base rent for the first five years of the lease term that will be payable monthly, subsequent to a free-rent period from October 1, 2018 to June 30, 2019.

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On July 26, 2018, our board of directors approved and adopted the Amended and Restated Share Repurchase Program, or the First Amended & Restated SRP, which, among other things, provides that we will repurchase shares on a quarterly, instead of monthly basis, effective with repurchases in 2019. On October 24, 2018, our board of directors approved and adopted the Second Amended and Restated Share Repurchase Program, or the Second Amended & Restated SRP, in order to clarify the date on which we will repurchase shares each quarter. See Part II, Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” for more information.

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On September 13, 2018, Lisa A. Drummond retired as our Secretary, effective immediately. Our board of directors elected Todd M. Sakow as our Secretary, effective September 13, 2018. Mr. Sakow continues to serve as our Chief Financial Officer and Treasurer, positions he has held since August 2010.

•	On September 27, 2018, our board of directors established an updated Estimated Per Share NAV, calculated as of June 30, 2018, of $5.33.

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As of March 18, 2019, we owned, through wholly-owned subsidiaries, a portfolio of 30 real estate investments consisting of 61 properties, located in 32 MSAs and comprising an aggregate of 2,578,000 gross rental square feet of commercial space. As of March 18, 2019, our properties were 92% leased.

•	As of March 18, 2019, we had $218,000,000 outstanding under the unsecured credit facility.

Our principal executive offices are located at 4890 West Kennedy Blvd., Suite 650, Tampa, Florida 33609. Our telephone number is (813) 287-0101.

Investment Objectives and Policies

Our primary investment objectives are to:

•	acquire well-maintained and strategically-located, quality, commercial real estate properties with a focus on the healthcare sector, which provide current cash flows from operations;

•	be prudent, patient and deliberate with respect to the purchase and sale of our investments considering current and future real estate markets.

•	pay regular cash distributions to stockholders;

•	preserve, protect and return capital contributions to stockholders;

•	realize appreciated growth in the value of our investments upon the sale of such investments.

We cannot assure you that we will be able to continue to attain these objectives or that our assets will not decrease in value. Our board of directors may revise our investment policies if it determines it is advisable and in the best interest of our stockholders. During the term of the Advisory Agreement, decisions relating to the purchase or sale of investments will be made by our Advisor, subject to the oversight and approval of our board of directors.

Investment Strategy

Primary Investment Focus

During our operating phase, we focus our investment activities on acquiring strategically located, well-constructed income-producing commercial real estate predominantly in the healthcare sector located throughout the continental United States, preferably with long-term net leases to creditworthy tenants, and originating or acquiring real estate debt backed by similar income-producing commercial real estate predominantly in such sectors. The real estate debt we originate or acquire, or securities in which we invest, may include first mortgage debt, bridge loans, mezzanine loans or preferred equity. We have and may continue to invest in real estate-related debt and securities that meet our investment strategy and return criteria. The sizes of individual properties we purchase vary significantly, but we expect most of the properties we acquire in the future will continue to have a purchase price between $25 million and $200 million. The number and mix of properties and other real estate-related investments comprising our portfolio will depend upon real estate market conditions and other circumstances existing at the time we acquire the properties and other real estate-related investments.

Investing in Real Property

Our Advisor generally uses the following criteria to evaluate potential investment opportunities:

•	assets that we determine are important to the use of our tenants;

•	leased to creditworthy tenants preferably on a net-leased basis;

•	leased with terms of at least seven to ten years (on average if multi-tenant building), or otherwise have a strong likelihood of renewing; and

•	geographically diverse locations with good accessibility.

We consider “mission critical” properties as those properties that are essential to the successful operations of the companies within the industries in which such companies operate.

As determined appropriate by our Advisor, we may acquire properties in various stages of development or that requires substantial refurbishment or renovation. Our Advisor will make this determination based upon a variety of factors, including the available risk-adjusted returns for such properties when compared with other available properties, the effect such properties would have on the diversification of our portfolio, and our investment objectives of realizing both current income and capital appreciation upon the sale of such properties.

To the extent feasible, we seek to achieve a well-balanced portfolio diversified by geographic location within the United States, age and lease maturities of the various properties in our portfolio. Tenants of our properties are generally diversified between national, regional and local companies. We generally target properties with lease terms of 10 years or longer. We have acquired and may continue to acquire properties with shorter lease terms if the property is in an attractive location, is difficult to replace, or has other significant favorable attributes. We expect that these investments will provide long-term value by virtue of their size, location, quality and condition, and lease characteristics.

We have incurred, and intend to continue to incur, debt to acquire properties when our board of directors determines that incurring such debt is in our best interest. In addition, from time to time, we may acquire properties without financing and later incur mortgage debt secured by one or more of such properties. There is no limitation on the amount we may borrow against any single improved property. Pursuant to our charter, we are required to limit our aggregate borrowings to 75% of the greater of cost (or 300% of net assets) (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets, unless excess borrowing is approved by a majority of the independent directors and disclosed to stockholders in our next quarterly report along with the justification for such excess borrowing. Our board of directors has adopted a policy to further limit our aggregate borrowings to 50% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets, unless borrowing a greater amount is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following any such borrowing along with justification for borrowing such greater amount; provided, however, that this policy limitation does not apply to individual real estate assets or investments.

Creditworthy Tenants

We monitor the credit of our tenants to stay abreast of any material changes in credit quality. We monitor tenant credit by (1) reviewing the credit ratings of tenants (or their parent companies) that are rated by nationally recognized rating agencies, (2) reviewing financial statements that are publicly available or that are required to be delivered to us under the applicable lease, (3) monitoring news reports and other available information regarding our tenants and their underlying businesses, (4) monitoring the timeliness of rent collections, and (5) conducting periodic inspections of our properties to ascertain proper maintenance, repair and upkeep. As of the date of this Annual Report, we have not identified any material change in any of our significant tenants’ credit quality.

A tenant is considered creditworthy if it has a financial profile that our Advisor believes meets our criteria. In evaluating the creditworthiness of a tenant or prospective tenant, our Advisor will not use specific quantifiable standards, but will consider many factors, including, but not limited to, the proposed terms of the property acquisition, the financial condition of the tenant and/or guarantor, the operating history of the property with the tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and the lease length and the terms at the time of the property acquisition.

Description of Leases

We generally acquire properties subject to existing leases with tenants. When spaces in properties become vacant, existing leases expire, or we acquire properties under development or requiring substantial refurbishment or renovation, we anticipate entering into net leases. Net leases typically require tenants to pay, in addition to a fixed rental, the costs relating to the three broad expense categories of real estate taxes (including special assessments and sales and use taxes), insurance and common area maintenance (including repair and maintenance, utilities, cleaning and other operating expenses related to the property, excluding the roof and structure of the property. Generally, the leases require each tenant to procure, at its own expense, commercial general and excess liability insurance, and in some cases professional liability or environmental coverage as well as property insurance covering the building for the full replacement value and naming the ownership entity and the lender, if applicable as loss payee, and additional insured on the policy. As a precautionary measure, we may obtain, to the extent available, secondary liability insurance, pollution liability coverage as well as loss of rents insurance that covers two years rent in the event of a rental loss. Tenants will be required to provide proof of insurance by furnishing a certificate of insurance to our Advisor on an annual basis. With respect to multi-tenant properties, we expect to have a variety of lease partnerships with the tenants of these properties. Since each lease is an individually negotiated contract between two or more parties, each lease will have different obligations of both the landlord and tenant. Many large national tenants have standard lease forms that generally do not vary from property to property. We will have limited ability to revise the terms of leases to those tenants.

A majority of our acquisitions have lease terms of ten years or longer at the time of the property acquisition. As of December 31, 2018, the weighted average remaining lease term of our properties was 12.1 years. We have acquired and may continue to acquire properties under which the lease term is in progress and has a partial term remaining. We also may acquire properties with shorter lease terms if the property is in an attractive location, difficult to replace, or has other significant favorable real estate attributes. Under most commercial leases, tenants are obligated to pay a predetermined annual base rent. Some of the leases also will contain provisions that increase the amount of base rent payable at certain points during the lease term. In general, we will not permit leases to be assigned or subleased without our prior written consent. If we do not consent to an assignment or sublease, the original tenant generally will remain fully liable under the lease, unless we release that tenant from its obligations under the lease.

Investment Decisions

In evaluating and presenting investments for approval, our Advisor, to the extent such information is available, considers and provides to our board of directors, with respect to each property, the following:

•	proposed purchase price, terms and conditions;

•	physical condition, age, curb appeal and environmental reports;

•	location, visibility and access;

•	historical financial performance;

•	tenant rent roll and tenant creditworthiness;

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lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal, expansion, termination, purchase options, exclusive and permitted uses provisions, assignment and sublease provisions, and co-tenancy requirements;

•	local market economic conditions, demographics and population growth patterns;

•	neighboring properties; and

•	potential for new property construction in the area.

Investing in and Originating Loans

We have and may continue to originate real estate loans. Our criteria for investing in loans are substantially the same as those involved in our investment in properties. We may originate or invest in real estate loans including, but not limited to, investments in first, second and third mortgage loans, wraparound mortgage loans, construction mortgage loans on real property, preferred equity loans, and loans on leasehold interest mortgages. We also may invest in participations in mortgage, bridge or mezzanine loans. Further, we may invest in unsecured loans or loans secured by assets other than real estate; however, we will not make unsecured loans or loans not secured by mortgages unless such loans are approved by a majority of our independent directors. A bridge loan is short-term financing for an individual or business, until permanent or the next stage of financing, can be obtained. A mezzanine loan is a loan made in respect of certain real property that is secured by a lien on the ownership interests of the entity that, directly or indirectly, owns the real property. These loans would be subordinate to the mortgage loans directly on the underlying property.

Our underwriting process typically involves comprehensive financial, structural, operational and legal due diligence. We do not require an appraisal of the underlying property from a certified independent appraiser or for an investment in mortgage, bridge or mezzanine loans, except for investments in transactions with our directors, our Advisor or any of their affiliates. For each such appraisal obtained, we will maintain a copy of such appraisal in our records for at least five years and will make it available during normal business hours for inspection and duplication by any stockholder at such stockholder’s expense. In addition, we will seek to obtain a customary lender’s title insurance policy or commitment as to the priority of the mortgage or condition of the title.

We will not make or invest in mortgage, bridge or mezzanine loans on any one property if the aggregate amount of all mortgage, bridge or mezzanine loans outstanding on the property, including our borrowings, would exceed an amount equal to 85% of the appraised value of the property, as determined by our board of directors, including a majority of our independent directors, unless substantial justification exists, as determined by our board of directors, including a majority of our independent directors. Our board of directors may find such justification in connection with the purchase of mortgage, bridge or mezzanine loans in cases in which it believes there is a high probability of our foreclosure upon the property in order to acquire the underlying assets and, in respect of transactions with our affiliates, in which the cost of the mortgage loan investment does not exceed the appraised value of the underlying property. Our board of directors may find such justification in connection with the purchase of mortgage, bridge or mezzanine loans that are in default where we intend to foreclose upon the property in order to acquire the underlying assets and, in respect of transactions with our affiliates, where the cost of the mortgage loan investment does not exceed the appraised value of the underlying property.

When evaluating prospective investments in and originations of real estate loans, our management and our Advisor will consider factors such as the following:

•	the ratio of the total amount of debt secured by property to the value of the property by which it is secured;

•	the amount of existing debt on the property and the priority of that debt relative to our proposed investment;

•	the property’s potential for capital appreciation;

•	expected levels of rental and occupancy rates;

•	current and projected cash flow of the property;

•	the degree of liquidity of the investment;

•	the geographic location of the property;

•	the condition and use of the property;

•	the quality, experience and creditworthiness of the borrower;

•	general economic conditions in the area where the property is located; and

•	any other factors that our Advisor believes are relevant.

We may originate loans from mortgage brokers or personal solicitations of suitable borrowers, or may purchase existing loans that were originated by other lenders. Our Advisor will evaluate all potential loan investments to determine if the term of the loan, the security for the loan and the loan-to-value ratio meets our investment criteria and objectives. An officer, director, agent or employee of our Advisor will inspect the property securing the loan, if any, during the loan approval process. We do not expect to make or invest in mortgage or mezzanine loans with a maturity of more than ten years from the date of our investment, and anticipate that most loans will have a term of five years. We do not expect to make or invest in bridge loans with a maturity of more than one year (with the right to extend the term for an additional one year) from the date of our investment. Most loans which we will consider for investment would provide for monthly payments of interest and some also may provide for principal amortization, although many loans of the nature which we will consider provide for payments of interest only and a payment of principal in full at the end of the loan term. We will not originate loans with negative amortization provisions.

Investing in Real Estate Securities

We may invest in non-majority owned securities of both publicly-traded and private companies primarily engaged in real estate businesses, including REITs and other real estate operating companies, and securities issued by pass-through entities of which substantially all of the assets consist of qualifying assets or real estate-related assets. We may purchase the common stock, preferred stock, debt, or other securities of these entities or options to acquire such securities. However, any investment in equity securities (including any preferred equity securities) must be approved by a majority of directors, including a majority of independent directors, not otherwise interested in the transaction as being fair, competitive and commercially reasonable.

Joint Ventures

We have entered into, and may enter into additional, joint ventures, partnerships and other co-ownership arrangements for the purpose of making investments. Some of the potential reasons to enter into a joint venture would be to acquire assets we could not otherwise acquire, to reduce our capital commitment to a particular asset, or to benefit from certain expertise a partner might have. In determining whether to invest in a particular joint venture, we evaluate the assets of the joint venture under the same criteria described elsewhere in this Annual Report on Form 10-K for the selection of our investments. In the case of a joint venture, we also evaluate the terms of the joint venture as well as the financial condition, operating capabilities and integrity of our partner or partners. We may enter into joint ventures with our directors, and our Advisor (or its affiliates) only if a majority of our board of directors, including a majority of our independent directors, not otherwise interested in the transaction approves the transaction as being fair and reasonable to us and on substantially the same terms and conditions as those received by the other joint venturers.

We have entered into, and may enter into additional, joint ventures in which we have a right of first refusal to purchase the co-venturer’s interest in the joint venture if the co-venturer elects to sell such interest. If the co-venturer elects to sell property held in any such joint venture, however, we may not have sufficient funds to exercise our right of first refusal to buy the other co-venturer’s interest in the property held by the joint venture. If any joint venture with an affiliated entity holds interests in more than one property, the interest in each such property may be specially allocated based upon the respective proportion of funds invested by each co-venturer in each such property.

Disposition Policy

We intend to hold each asset we acquire for an extended period of time, generally three to seven years, or for the life of the Company. However, circumstances may arise that could result in the earlier or later sale of some of our assets. The determination of whether an asset will be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing economic conditions, specific real estate market conditions, tax implications for our stockholders, and other factors, with a view to achieving maximum capital appreciation. We cannot assure our stockholders that this objective will be realized. The requirements for us to maintain our qualification as a REIT for federal income tax purposes also will put some limits on our ability to sell assets after short holding periods.

The selling price of a property that is net-leased will be determined in large part by the amount of rent payable under the lease and the capitalization rate applied to that rent. If a tenant has a repurchase option at a formula price, we may be limited in realizing any appreciation. In connection with sales of our properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale. The terms of payment will be affected by industry customs in the area in which the property being sold is located and the then-prevailing economic conditions.

Qualification as a REIT

We qualified and elected to be taxed as a REIT for federal income tax purposes and we intend to continue to be taxed as a REIT. To maintain our qualification as a REIT, we must continue to meet certain organizational and operational requirements, including a requirement to currently distribute at least 90.0% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders.

If we fail to maintain our qualification as a REIT in any taxable year, we would then be subject to federal income taxes on our taxable income at regular corporate rates and would not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service, or the IRS, grants us relief under certain statutory provisions. Such an event could have a material adverse effect on our net income and net cash available for distribution to our stockholders.

Distribution Policy

Our board of directors began declaring distributions to our stockholders in July 2011, after we made our first real estate investment. The amount of distributions we pay to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for payment of distributions, our financial condition, capital expenditure requirements, annual distribution requirements needed to maintain our qualification as a REIT under the Code and restrictions imposed by our organizational documents and Maryland law.

We currently pay, and intend to continue to pay, monthly distributions to our stockholders. We currently calculate our monthly distributions on a daily record and declaration date. Because all of our operations are performed indirectly through our Operating Partnership, our ability to continue to pay distributions depends on our Operating Partnership’s ability to pay distributions to its partners, including to us. If we do not have enough cash from operations to fund distributions, we may borrow, issue additional securities or sell assets in order to fund distributions and have no limits on the amounts of distributions we may pay from such sources. In accordance with our organizational documents and Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; (2) cause our total assets to be less than the sum of our total liabilities plus senior liquidation preferences, if any; or (3) jeopardize our ability to maintain our qualification as a REIT.

To the extent that distributions to our stockholders are paid out of our current or accumulated earnings and profits, such distributions are taxable as ordinary income. To the extent that our distributions exceed our current and accumulated earnings and profits, such amounts constitute a return of capital to our stockholders for federal income tax purposes, to the extent of their basis in their stock, and thereafter will constitute capital gain. All or a portion of a distribution to stockholders may be paid from borrowings in anticipation of future cash flow and thus, constitute a return of capital to our stockholders.

See Part II, Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Distributions,” for further discussion on distribution rates approved by our board of directors.

Financing Strategies and Policies

We believe that utilizing borrowing is consistent with our objective of maximizing returns to our stockholders. Financing for acquisitions and investments may be obtained at the time an asset is acquired or an investment is made or at a later time. In addition, debt financing may be used from time to time for property improvements, tenant improvements, leasing commissions and other working capital needs. The form of our indebtedness will vary and could be long-term or short-term, secured or unsecured, or fixed-rate or floating rate.

We will not enter into interest rate swaps or caps, or similar hedging transactions or derivative arrangements for speculative purposes, but may do so in order to manage or mitigate our interest rate risk on variable rate debt.

We will not borrow from our Advisor, any member of our board of directors, or any of their affiliates unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction, approves the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties.

Conflicts of Interest

We are subject to various conflicts of interest arising out of our relationship with our Advisor and its affiliates, including conflicts related to the arrangements pursuant to which our Advisor and its affiliates will be compensated by us. Our agreements and compensation arrangements with our Advisor and its affiliates were not determined by arm’s-length negotiations. Some of the potential conflicts of interest in our transactions with our Advisor and its affiliates, and the limitations on our Advisor adopted to address these conflicts, are described below.

Our Advisor and its affiliates try to balance our interests with their duties to other programs. However, to the extent that our Advisor or its affiliates take actions that are more favorable to other entities than to us, these actions could have a negative impact on our financial performance and, consequently, on distributions to our stockholders and the value of our stock. In addition, our directors and officers and certain of our stockholders may engage for their own account in business activities of the types conducted or to be conducted by our subsidiaries and us.

Our independent directors have an obligation to function on our behalf in all situations in which a conflict of interest may arise, and all of our directors have a fiduciary obligation to act on behalf of our stockholders.

Interests in Other Real Estate Programs

Affiliates of our Advisor act as executive officers of our Advisor and as directors and/or officers of Carter Validus Mission Critical REIT II, Inc., which is the other publicly registered, non-traded REIT currently offered, distributed and/or managed by affiliates of our Advisor. Affiliates of our officers and entities owned or managed by such affiliates may acquire or develop real estate for their own accounts, and have done so in the past. Furthermore, affiliates of our officers and entities owned or managed by such affiliates may form additional real estate investment entities in the future, whether public or private, which may have the same investment objectives and policies as we do and which may be involved in the same geographic area, and such persons may be engaged in sponsoring one or more of such entities at approximately the same time as our shares of common stock are being offered. Our Advisor, its affiliates and affiliates of our officers are not obligated to present to us any particular investment opportunity that comes to their attention, unless such opportunity is of a character that might be suitable for investment by us. Our Advisor and its affiliates likely will experience conflicts of interest as they simultaneously perform services for us and other affiliated real estate programs.

Any affiliated entity, whether or not currently existing, could compete with us in the sale or operation of the properties. We will seek to achieve any operating efficiencies or similar savings that may result from affiliated management of competitive properties. However, to the extent that affiliates own or acquire a property that is adjacent, or in close proximity, to a property we own, our property may compete with the affiliate’s property for tenants or purchasers.

Every transaction that we enter into with our Advisor or its affiliates is subject to an inherent conflict of interest. Our board of directors may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and our Advisor or any of its affiliates.

Other Activities of Our Advisor and Its Affiliates

We rely on our Advisor for the day-to-day operation of our business. As a result of the interests of members of its management in other programs sponsored by affiliates of our Advisor and the fact that they also are engaged, and will continue to engage, in other business activities, our Advisor and its affiliates have conflicts of interest in allocating their time between us and other programs sponsored by affiliates of our Advisor and other activities in which they are involved. However, our Advisor believes that it and its affiliates have sufficient personnel to discharge fully their responsibilities to all of the programs sponsored by affiliates of our Advisor and other ventures in which they are involved.

In addition, each of our executive officers also serves as an officer of our Advisor, our Property Manager, and/or other affiliated entities. As a result, these individuals owe fiduciary duties to these other entities, which may conflict with the fiduciary duties that they owe to us and our stockholders.

Competition in Acquiring, Leasing and Operating Properties

Conflicts of interest will exist to the extent that we may acquire, or seek to acquire, properties in the same geographic areas where properties owned by Carter Validus Mission Critical REIT II, Inc., the other publicly registered, non-traded REIT offered, distributed and/or managed by affiliates of our Advisor, or any other programs focused on healthcare assets that may be sponsored by affiliates of our advisor in the future, are located. In such a case, a conflict could arise in the acquisition or leasing of properties if we and another program sponsored by affiliates of our Advisor were to compete for the same properties or tenants in negotiating leases, or a conflict could arise in connection with the resale of properties if we and another program sponsored by affiliates of our Advisor were to attempt to sell similar properties at the same time. Conflicts of interest also may exist at such time as we or our affiliates, managing properties on our behalf, seek to employ developers, contractors or building managers, as well as under other circumstances. Our Advisor will seek to reduce conflicts relating to the employment of developers, contractors or building managers by making prospective employees aware of all such properties seeking to employ such persons. In addition, our Advisor will seek to reduce conflicts that may arise with respect to properties available for sale or rent by making prospective purchasers or tenants aware of all properties. However, these conflicts cannot be fully avoided in that there may be established differing compensation arrangements for employees at different properties or differing terms for resales or leasing of the various properties.

Affiliated Property Manager

The properties we acquire are managed and leased by our Property Manager, which is an affiliate of our Advisor, pursuant to a property management and leasing agreement. Our Property Manager is affiliated with the property manager for properties owned by an affiliated real estate program, Carter Validus Mission Critical REIT II, Inc., which may be in competition with our properties. Management fees paid to our Property Manager are based on a percentage of the rental income received by the managed properties.

Joint Ventures with Affiliates of Our Advisor

We may enter into joint ventures with other programs sponsored by affiliates of our Advisor (as well as other parties) for the acquisition, development or improvement of properties. We will not enter into a joint venture with our Sponsor, our Advisor, any director or any affiliate thereof, unless a majority of our directors, including a majority of our independent directors, not otherwise interested in such transaction, approve the transaction as being fair and reasonable to us and on substantially the same terms and conditions as those received by the other joint ventures. Our Advisor and its affiliates may have conflicts of interest in determining which programs sponsored by affiliates of our Advisor should enter into any particular joint venture agreement. The co-venturer may have economic or business interests or goals which are, or which may become inconsistent with our business interests or goals. In addition, should any such joint venture be consummated, our Advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the co-venturer and in managing the joint venture. Since our Advisor and its affiliates will control both us and any affiliated co-venturer, agreements and transactions between the co-venturers with respect to any such joint venture will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers.

Receipt of Fees and Other Compensation by Our Advisor and Its Affiliates

Transactions involving the purchase and sale of properties have resulted, and may in the future result, in the receipt of commissions, fees and other compensation by our Advisor and its affiliates, including, as applicable, acquisition and advisory fees, property management and leasing fees, disposition fees, brokerage commissions and participation in net sale proceeds. Subject to oversight by our board of directors, our Advisor will have considerable discretion with respect to all decisions relating to the terms and timing of all transactions. Therefore, our Advisor may have conflicts of interest concerning certain actions taken on our behalf, particularly due to the fact that such fees generally will be payable to our Advisor and its affiliates regardless of the quality of the properties acquired or the services provided to us.

Employees

We have no direct employees. The employees of our Advisor and its affiliates provide services for us related to acquisition, property management, asset management, accounting, investor relations, and all other administrative services.

We are dependent on our Advisor and its affiliates for services that are essential to us, including asset acquisition and disposition decisions, property management and other general administrative responsibilities. In the event that our Advisor or its affiliates become unable to provide these services to us, we would be required to obtain such services from other sources.

Insurance

See the section captioned “—Description of Leases” above.

Competition

Should we purchase additional healthcare properties for our portfolio, we would be in competition with other potential buyers for the same properties, and may have to pay more to purchase the property than if there were no other potential acquirers or we may have to locate another property that meets our investment criteria. Although we generally acquire properties subject to existing leases, the leasing of real estate is highly competitive in the current market, and we may experience competition for tenants from owners and managers of competing projects. As a result, we may have to provide free rent, incur charges for tenant improvements, or offer other inducements, or we might not be able to timely lease the space, all of which may have an adverse impact on our results of operations. At the time we elect to dispose of our properties, we will also be in competition with sellers of similar properties to locate suitable purchasers for its properties.

Concentration of Credit Risk and Significant Leases

As of December 31, 2018, we had cash on deposit, including restricted cash, in certain financial institutions that had deposits in excess of current federally insured levels. We limit our cash investments to financial institutions with high credit standings; therefore, we believe we are not exposed to any significant credit risk on our cash deposits. To date, we have not experienced loss of or lack of access to cash in our accounts.

Based on leases of our properties in effect as of December 31, 2018, two exposures to tenant concentrations accounted for 10.0% or more of our 2018 revenue from continuing operations. The following table shows the tenants that accounted for 10.0% or more of our 2018 revenue from continuing operations:

Tenant	Property	Segment	2018 Revenue from Continuing Operations (in thousands) (1)	Percentage of 2018 Revenue from Continuing Operations	Leased Sq Ft	Lease Expiration Date
Post Acute Medical, LLC (2)	(2)	Healthcare	$14,547	20.2%	355,241	(2)
21st Century Oncology, Inc	21st Century Oncology Portfolio	Healthcare	8,973	12.5%	200,132	01/15/2033

			$23,520		555,373

(1)	Revenue from continuing operations is based on the total revenue recognized and reported in the accompanying consolidated statements of comprehensive (loss) income.
(2)	The following leases are under common control of the guarantor, Post Acute Medical, LLC:

Tenant	Property	Lease Expiration Date
Post Acute Medical at San Antonio, LLC	Post Acute/Warm Springs Rehab Hospital of Westover Hills	08/31/2036
Post Acute Medical at San Antonio, LLC	Warm Springs Rehabilitation Hospital	08/31/2036
Warm Springs Specialty Hospital of San Antonio, LLC	San Antonio Healthcare Facility	01/31/2037
Warm Springs Rehabilitation Hospital of Victoria, LLC	Post Acute Medical—Victoria I	05/22/2036
Post Acute Medical at Victoria, LLC	Post Acute Medical—Victoria II	05/22/2036
Post Acute Medical of New Braunfels, LLC	Post Acute Medical—New Braunfels	05/22/2036
PAM II of Covington, LLC	Post Acute Medical—Covington	05/22/2036
Post Acute Medical at Hammond, LLC	Post Acute Medical—Hammond	05/22/2036

Based on leases of our properties in effect as of December 31, 2018, the following table shows the geographic diversification of our real estate properties that accounted for 10.0% or more of our revenue from continuing operations as of December 31, 2018:

MSA	Total Number of Leases	Leased Sq Ft	2018 Revenue from Continuing Operations (in thousands) (1)	Percentage of 2018 Revenue from Continuing Operations
San Antonio-New Braunfels, TX	7	320,514	$8,346	11.6%
Dallas-Fort Worth-Arlington, TX	3	169,290	7,470	10.4%

	10	489,804	$15,816

(1)	Revenue from continuing operations is based on the total revenue recognized and reported in the accompanying consolidated statements of comprehensive (loss) income.

Environmental Matters

All real properties and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. In connection with ownership and operation of real estate, we may be potentially liable for costs and damages related to environmental matters. We take commercially reasonable steps to protect ourselves from the impact of these laws, including obtaining environmental assessments of all properties that we acquire. We also carry environmental liability insurance on our properties, which provides coverage for pollution liability for third party bodily injury and property damage claims.

Available Information

We electronically file our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports with the SEC. Copies of our filings with the SEC may be obtained from the SEC’s website, http://www.sec.gov. Access to these filings is free of charge. In addition, we make such materials that are electronically filed with the SEC available at www.cvmissioncriticalreit.com as soon as reasonably practicable. They are also available for printing by any stockholder upon request.

Item 1A. Risk Factors.

The factors described below represent our principal risks. Other factors may exist that we do not consider to be significant based on information that is currently available or that we are not currently able to anticipate.

Risks Related to an Investment in Carter Validus Mission Critical REIT, Inc.

Our shares have limited liquidity and we are not required, through our charter or otherwise, to provide for a liquidity event. There is no public trading market for our shares and there may never be one; therefore, it may be difficult for our stockholders to sell their shares.

There currently is no public market for our shares and there may never be one. If our stockholders are able to find a buyer for their shares, they may not sell their shares unless the buyer meets applicable suitability and minimum purchase standards and the sale does not violate state securities laws. Our charter also prohibits the ownership of more than 9.8%, or such other percentage as determined by the board of directors, in value of the aggregate of our outstanding shares of stock or more than 9.8%, or such other percentage as determined by the board of directors, (in value or number of shares, whichever is more restrictive) of any class or series of the outstanding shares of our stock by any one person, unless exempted by our board of directors, which may deter large investors from purchasing our stockholders’ shares. Moreover, our share repurchase program includes numerous restrictions that would limit our stockholders ability to sell their shares to us. Our board of directors may reject any request for repurchase of shares, suspend (in whole or in part) the share repurchase program at any time and from time to time upon notice to our stockholders amend or terminate our share repurchase program at any time upon 30 days’ notice to our stockholders. Therefore, it may be difficult for stockholders to sell their shares promptly or at all. If stockholders are able to sell their shares, they likely will have to sell them at a substantial discount to the price they paid for the shares. It also is likely that stockholders’ shares would not be accepted as the primary collateral for a loan.

In addition, we do not have a fixed date or method for providing stockholders with liquidity. We expect that our board of directors will make that determination in the future based, in part, upon advice from our advisor. If we are unable to find a buyer for our stockholders’ shares, our stockholders will likely have to sell them at a substantial discount to their purchase price.

Our properties are, and we expect any future properties primarily will be, located in the continental United States and would be affected by economic downturns, as well as economic cycles and risks inherent to that area.

Our properties are, and we expect any future properties primarily will be, located in the continental United States. Real estate markets are subject to economic downturns, as they have been in the past, and we cannot predict how economic conditions will impact this market in both the short and long term. Declines in the economy or a decline in the real estate market in the continental United States could hurt our financial performance and the value of our properties. The factors affecting economic conditions in the continental United States include, but are not limited to:

•	financial performance and productivity of the publishing, advertising, financial, technology, retail, insurance and real estate industries;

•	business layoffs or downsizing;

•	industry slowdowns;

•	relocations of businesses;

•	changing demographics;

•	increased telecommuting and use of alternative work places;

•	infrastructure quality;

•	any oversupply of, or reduced demand for, real estate;

•	concessions or reduced rental rates under new leases for properties where tenants defaulted;

•	increased insurance premiums; and

•	increased interest rates.

Distributions paid from sources other than our cash flows from operations may adversely affect our ability to fund future distributions with cash flows from operations and may adversely affect a stockholder’s overall return.

To the extent that cash flow from operations has been or is insufficient to fully cover our distributions to our stockholders, we have paid, and may continue to pay and have no limits on the amounts we may pay, distributions from sources other than from our cash flows from operations. For the year ended December 31, 2018, our cash flows provided by operations of approximately $23.6 million was a shortfall of $63.1 million, or 72.8%, of our ordinary distributions (total ordinary distributions were approximately $86.7 million, of which $44.9 million was cash and $41.8 million was reinvested in shares of our common stock pursuant to the DRIP) during such period and such shortfall was paid from proceeds from the DRIP, our unsecured credit facility and proceeds from real estate dispositions. In addition, for the year ended December 31, 2018, we paid a special cash distribution of approximately $556.2 million. The special cash distribution was funded by cash and cash equivalents at the beginning of the period in the amount of $336.5 million, proceeds from real estate dispositions and proceeds from our unsecured credit facility.

For the year ended December 31, 2017, our cash flows provided by operations of approximately $105.3 million was a shortfall of $24.8 million, or 19.1%, of our distributions (total distributions were approximately $130.1 million, of which $63.1 million was cash and $67.0 million was reinvested in shares of our common stock pursuant to the DRIP) during such period and such shortfall was paid from proceeds from the DRIP.

If we cannot maintain certain tenant occupancy levels in our properties, we may not generate sufficient cash flows from operations to pay distributions, which may result in a lower return on a stockholder’s investment than he or she may expect. We may pay, and have no limits on the amounts we may pay, distributions from any source, such as from borrowings, the sale of assets, the sale of additional securities, advances from our Advisor, our Advisor’s deferral, and suspension and/or waiver of its fees and expense reimbursements. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions from the sale of assets may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute stockholders’ interest in us if we sell shares of our common stock to third party investors. As a result, the return investors may realize on their investment may be reduced and investors who invested in us before we generated significant cash flow may realize a lower rate of return than later investors. Payment of distributions from any of the aforementioned sources could restrict our ability to generate sufficient cash flows from operations, affect our profitability and/or affect the distributions payable upon a liquidity event, any or all of which may have an adverse effect on an investment in us.

We have experienced losses in the past, and we may experience additional losses in the future.

Historically, we have experienced net losses and we may not be profitable or realize growth in the value of our investments. Many of our losses can be attributed to start-up costs and operating costs incurred prior to purchasing properties or making other investments that generate revenue and acquisition related expenses. For further discussion of our operational history and the factors affecting our losses, see the “Selected Financial Data” section of the Annual Report on Form 10-K, as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and our consolidated financial statements and the notes included in this Annual Report on Form 10-K for a discussion of our operational history and the factors for our losses.

Our stockholders may not be able to sell their shares under our share repurchase program and, if our stockholders are able to sell their shares under the program, they may not be able to recover the amount of their investment in our shares.

Our share repurchase program includes numerous restrictions that limit stockholders’ ability to sell their shares. Subject to funds being available, we will limit the number of shares repurchased pursuant to our share repurchase program to 5.0% of the number of shares outstanding on December 31st of the previous year. Further, we will limit the number of shares repurchased each quarter in accordance with our share repurchase program.

Funding for the share repurchase program will be limited to proceeds received from the sale of shares pursuant to our distribution reinvestment plan during the prior calendar year and other operating funds, if any, reserved by our board of directors, in its sole discretion. Regardless of these limitations, we are not obligated to repurchase shares under the share repurchase program.

As disclosed in our Current Report on Form 8-K filed with the SEC on April 30, 2018, we determined that we reached the calendar year limitation of 5.0% of the number of shares of common stock outstanding on December 31st of the previous calendar year under our share repurchase program and were not able to fully process all repurchase requests for the month of April 2018, and would not process any further repurchase requests for the remainder of the year ending December 31, 2018.

On September 27, 2018, our board of directors, at the recommendation of the Audit Committee, approved and established an Estimated Per Share NAV of our common stock of $5.33 based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on a fully diluted basis, calculated as of June 30, 2018. Therefore, commencing with share repurchases in January 2019, the repurchase price for all stockholders is $5.33 per share.

We currently expect to update our Estimated Per Share NAV at least annually, at which time the repurchase price per share may also change. Because of the restrictions of our share repurchase program, our stockholders may not be able to sell their shares under the program, and if stockholders are able to sell their shares, they may not recover the amount of their investment in us.

The estimated value per share of our common stock may not reflect the value that stockholders will receive for their investment.

On September 27, 2018, our board of directors, at the recommendation of the Audit Committee, approved and established the Estimated Per Share NAV of $5.33, based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on a diluted basis, calculated as of June 30, 2018. We provided the Estimated Per Share NAV to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports.

The Estimated Per Share NAV was determined after consultation with the Advisor and Robert A. Stanger & Co, Inc., an independent third-party valuation firm, the engagement of which was approved by the Audit Committee. The Financial Industry Regulatory Authority, or FINRA, rules provide no guidance on the methodology an issuer must use to determine its estimated value per share. As with any valuation methodology, our independent valuation firm’s methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The Estimated Per Share NAV is not audited and does not represent the fair value of our assets or liabilities according to generally accepted accounting principles in the United States on America, or GAAP. Accordingly, with respect to the Estimated Per Share NAV, we can give no assurance that:

•	a stockholder would be able to resell his or her shares at the Estimated Per Share NAV;

•	a stockholder would ultimately realize distributions per share equal to the Estimated Per Share NAV upon liquidation of our assets and settlement of our liabilities or a sale of the company;

•	our shares of common stock would trade at the Estimated Per Share NAV on a national securities exchange;

•	an independent third-party appraiser or other third-party valuation firm would agree with the Estimated Per Share NAV; or

•	the methodology used to estimate our NAV per share would be acceptable to FINRA or comply with ERISA reporting requirements.

The value of our shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets. We expect to engage an independent valuation firm to update the Estimated Per Share NAV at least annually.

For a full description of the methodologies used to value our assets and liabilities in connection with the calculation of the Estimated Per Share NAV, see our Current Report on Form 8-K filed with the SEC on October 1, 2018.

A high concentration of our properties in a particular geographic area, or of tenants in a similar industry, would magnify the effects of downturns in that geographic area or industry.

As of December 31, 2018, we owned 30 real estate investments, located in 32 MSAs, two of which accounted for 10.0% or more of our revenue from continuing operations for the year ended December 31, 2018. Real estate investments located in the San Antonio-New Braunfels, Texas MSA and the Dallas-Fort Worth-Arlington, Texas MSA accounted for 11.6% and 10.4%, respectively, of our revenue from continuing operations for the year ended December 31, 2018. Accordingly, there is a geographic concentration of risk subject to fluctuations in each MSA’s economy. Geographic concentration of our properties exposes us to economic downturns in the areas where our properties are located. A regional or local recession in any of these areas could adversely affect our ability to generate or increase operating revenues, attract new tenants or dispose of unproductive properties. Similarly, since the tenants of our properties are in the healthcare industry, any adverse effect to the healthcare industry generally would have a disproportionately adverse effect on our portfolio. For the year ended December 31, 2018, 100.0% of our revenue from continuing operations was from healthcare properties.

As of December 31, 2018, we had two exposures to tenant concentration that accounted for 10.0% or more of revenue from continuing operations. The leases with Post Acute Medical, LLC and 21st Century Oncology, Inc. accounted for 20.2% and 12.5%, respectively, of revenue from continuing operations for the year ended December 31, 2018.

If our Advisor loses or is unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered, which could adversely affect our ability to make distributions and the value of our stockholders’ investment.

Our success depends to a significant degree upon the contributions of certain of our executive officers and other key personnel of our Advisor, including Michael A. Seton, Todd M. Sakow and Kay C. Neely, each of whom would be difficult to replace. Our Advisor does not have an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or our

Advisor. If any of our key personnel were to cease their affiliation with our Advisor, our operating results could suffer. Further, we do not currently intend to separately maintain key person life insurance on Todd M. Sakow and Michael A. Seton or any other person. We believe that our future success depends, in large part, upon our Advisor’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure our stockholders that our Advisor will be successful in attracting and retaining such skilled personnel. If our Advisor loses or is unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the value of our stockholders’ investment may decline.

Our rights and the rights of our stockholders to recover claims against our officers, directors and our Advisor are limited, which could reduce our stockholders’ and our recovery against them if they cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, subject to certain limitations set forth therein or under Maryland law, our charter provides that no director or officer will be liable to us or our stockholders for money damages, requires us to indemnify and advance expenses to our directors, officers and Advisor and our Advisor’s affiliates with approval of our board of directors, to indemnify our employees and agents. Although our charter does not allow us to indemnify or hold harmless an indemnitee to a greater extent than permitted under Maryland law, we and our stockholders may have more limited rights against our directors, officers, employees and agents, and our Advisor and its affiliates, than might otherwise exist under common law, which could reduce our stockholders’ and our ability to recover against them. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, employees and agents or our Advisor and its affiliates in some cases, which would decrease the cash otherwise available for distribution to stockholders.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions, make additional investments and service our debt.

As of December 31, 2018, we had cash and cash equivalents in excess of federally insurable levels. The Federal Deposit Insurance Corporation only insures interest-bearing accounts in amounts up to $250,000 per depositor per insured bank. While we monitor our cash balance in our operating accounts, if any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits of over $250,000. The loss of our deposits may have a material adverse effect on our financial condition. We limit our cash investments to financial institutions with high credit standings; therefore, we believe we are not exposed to any significant credit risk on our cash deposits. To date, we have experienced no loss of or lack of access to cash in our accounts.

Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The result of these incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to our tenant and investor relationships. As our reliance on technology has increased, so have the risks posed to our information systems, both internal and those we have outsourced. There is no guarantee that any processes, procedures and internal controls we have implemented or will implement will prevent cyber intrusions, which could have a negative impact on our financial results, operations, business relationships or confidential information.

Risks Related to Conflicts of Interest

We are subject to conflicts of interest arising out of our relationships with our Advisor and its affiliates, including the material conflicts discussed below. See the “Conflicts of Interest” section of Part I, Item I. of this Annual Report on Form 10-K.

Our Advisor faces conflicts of interest relating to the purchase and leasing of properties, and such conflicts may not be resolved in our favor, which could adversely affect our investment opportunities.

Affiliates of our Advisor have sponsored and may sponsor one or more other real estate investment programs in the future. We may buy properties at the same time as one or more of the other programs sponsored by affiliates of our Advisor and managed by officers and key personnel of our Advisor. There is a risk that our Advisor will choose a property that provides lower returns to us than a property purchased by another program sponsored by affiliates of our Advisor. We cannot be sure that officers and key personnel acting on behalf of our Advisor and on behalf of managers of other programs sponsored by affiliates of our Advisor will act in our best interests when deciding whether to allocate any particular property to us. In addition, we may acquire properties in geographic areas where other programs sponsored by affiliates of our Advisor own properties. Also, we may acquire properties from, or sell properties to, other programs sponsored by affiliates of our Advisor. If one of the other programs sponsored by affiliates of our Advisor attracts a tenant that we are competing for, we could suffer a loss of revenue due to delays in locating another suitable tenant. Stockholders will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making their investment. Similar conflicts of interest may apply if our Advisor determines to make or purchase mortgage, bridge or mezzanine loans or participations therein on our behalf, since other programs sponsored by affiliates of our Advisor may be competing with us for these investments.

Our Advisor faces conflicts of interest relating to joint ventures with its affiliates, which could result in a disproportionate benefit to the other venture partners at our expense.

We have entered into, and may enter into additional, joint ventures with other programs sponsored by affiliates of our Advisor for the acquisition, development or improvement of properties. Our Advisor may have conflicts of interest in determining which program sponsored by affiliates of our Advisor should enter into any particular joint venture agreement. In addition, our Advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated co-venturer managing the joint venture. Since our Advisor and its affiliates will control both the affiliated co-venturer and, to a certain extent, us, agreements and transactions between the co-venturers with respect to any such joint venture will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers, which may result in the co-venturer receiving benefits greater than the benefits that we receive. In addition, we may assume liabilities related to the joint venture that exceed the percentage of our investment in the joint venture.

Our Advisor and its officers and certain of its key personnel face competing demands relating to their time, and this may cause our operating results to suffer.

Our Advisor and its officers and employees and certain of our key personnel and their respective affiliates are key personnel, general partners and sponsors of other real estate programs having investment objectives and legal and financial obligations similar to ours and may have other business interests as well. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than is necessary or appropriate. If this occurs, the returns on our investments may suffer.

Our officers and directors face conflicts of interest related to the positions they hold with affiliated entities, which could hinder our ability to successfully implement our business strategy and generate returns to our stockholders.

Certain of our executive officers and directors, including Michael A. Seton, Todd M. Sakow, Mario Garcia, Jr. and John E. Carter, who also serves as the chairman of our board of directors, also are officers of our Advisor and/or directors, our Property Manager and/or other affiliated entities. As a result, these individuals owe fiduciary duties to these other entities and their stockholders and limited partners, which fiduciary duties may conflict with the duties that they owe to us and our stockholders. Their loyalties to these other entities could result in actions or inactions that are detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. Conflicts with our business and interests are most likely to arise from involvement in activities related to:

•	allocation of new investments and management time and services between us and the other entities,

•	our purchase of properties from, or sale of properties to, affiliated entities,

•	the timing and terms of the investment in or sale of an asset,

•	development of our properties by affiliates,

•	investments with affiliates of our Advisor,

•	compensation to our Advisor, and

•	our relationship with our Property Manager.

If we do not successfully implement our business strategy, we may be unable to generate cash needed to continue to make distributions to our stockholders and to maintain or increase the value of our assets.

Our Advisor faces conflicts of interest relating to the performance fee structure under the Advisory Agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders.

Under the Advisory Agreement, our Advisor or its affiliates are entitled to fees that are structured in a manner intended to provide incentives to our Advisor to perform in our best interests and in the best interests of our stockholders. However, because our Advisor does not maintain a significant equity interest in us and is entitled to receive substantial minimum compensation regardless of performance, our Advisor’s interests are not wholly aligned with those of our stockholders. In that regard, our Advisor could be motivated to recommend riskier or more speculative investments, or to use additional debt when acquiring assets, in order for us to generate the specified levels of performance or sales proceeds that would entitle our Advisor to fees. In addition, our Advisor’s or its affiliates’ entitlement to fees upon the sale of our assets and to participate in sale proceeds could result in our Advisor recommending sales of our investments at the earliest possible time at which sales of investments would produce the level of return that would entitle our Advisor to compensation relating to such sales, even if continued ownership of those investments might be in our best long-term interest. The Advisory Agreement requires us to pay a performance-based termination fee to our Advisor or its affiliates if we terminate the Advisory Agreement and have not paid our Advisor a subordinated incentive listing fee to our Advisor in connection with the listing of our shares for trading on an exchange. To avoid paying this fee, our independent directors may decide against terminating the Advisory Agreement prior to our listing of our shares even if, but for the termination fee, termination of the Advisory Agreement would be in our best interest. In addition, the requirement to pay the fee to our Advisor or its affiliates at termination could cause us to make different investment or disposition decisions than we would otherwise make in order to satisfy our obligation to pay the fee to the terminated Advisor. Moreover, our Advisor will have the right to terminate the Advisory Agreement upon a change of control of our company and thereby trigger the payment of the performance fee, which could have the effect of delaying, deferring or preventing the change of control.

There is no separate counsel for us and our affiliates, which could result in conflicts of interest.

Morrison & Foerster LLP acts as legal counsel to us and also represents our Advisor and some of its affiliates. There is a possibility in the future that the interests of the various parties may become adverse and, under the Code of Professional Responsibility of the legal profession, Morrison & Foerster LLP may be precluded from representing any one or all such parties. If any situation arises in which our interests appear to be in conflict with those of our Advisor or its affiliates, additional counsel may be retained by one or more of the parties to assure that their interests are adequately protected. Moreover, should a conflict of interest not be readily apparent, Morrison & Foerster LLP may inadvertently act in derogation of the interest of the parties, which could affect our ability to meet our investment objectives.

Risks Related to Our Corporate Structure

The limit on the number of shares a person may own may discourage a takeover that could otherwise result in a premium price to our stockholders and may hinder a stockholder’s ability to dispose of his or her shares.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. In this connection, among other things, unless exempted by our board of directors, no person may own more than 9.8%, or such other percentage determined by our board of directors, in value of the aggregate of our outstanding shares of stock or more than 9.8%, or such other percentage determined by the board of directors, (in value or number, whichever is more restrictive) of any class or series of the outstanding shares of our stock. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all our assets) that might provide a premium price for holders of our common stock, and may make it more difficult for a stockholder to sell or dispose of his or her shares.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of common stockholders or discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

Our charter permits our board of directors to issue up to 350,000,000 shares of stock, $0.01 par value per share, consisting of 300,000,000 shares of common stock and 50,000,000 shares of preferred stock. In addition, our board of directors, without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that we have authority to issue. Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of repurchase of any such stock. Thus, if also approved by a majority of our independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or independent legal counsel, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all our assets) that might provide a premium price for holders of our common stock.

Maryland law prohibits certain business combinations, which may make it more difficult for us to be acquired and may limit our stockholders’ ability to exit the investment.

The Maryland Business Combination Act provides that certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if our board of directors approved in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any such business combination between a Maryland corporation and an interested stockholder generally must be recommended by our board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the Maryland Business Combination Act, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The Maryland Business Combination Act permits various exemptions from its provisions, including business combinations that are exempted by our board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has exempted from the Maryland Business Combination Act any business combination involving our Advisor or any of its affiliates. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and our Advisor or any of its affiliates. As a result, our Advisor and any of its affiliates may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super-majority vote requirements and the other provisions of the Maryland Business Combination Act. The Maryland Business Combination Act may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Maryland law limits the ability of a third party to buy a large stake in us and exercise voting power in electing directors.

The Maryland Control Share Acquisition Act provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights except to the extent approved by stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquirer, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer can exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer, directly or indirectly, to exercise or direct the exercise of voting power of shares of stock in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares. The Maryland Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions of our stock by any person. This statute could have the effect of discouraging offers from third parties to acquire us and increasing the difficulty of successfully completing this type of offer by anyone other than our Advisor or any of its affiliates. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Stockholders’ investment return may be reduced if we are required to register as an investment company under the Investment Company Act of 1940.

Neither we nor any of our subsidiaries are registered, and do not intend to register, as an investment company under the Investment Company Act of 1940, or the Investment Company Act. If we or any of our subsidiaries become obligated to register as an investment company, the registered entity would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

We conduct and will continue to conduct our operations directly and through our wholly or majority-owned subsidiaries, so that we and each of our subsidiaries do not fall within the definition of an “investment company” under the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is deemed to be an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.”

We intend to conduct our operations so that we and most, if not all, of our wholly and majority-owned subsidiaries will comply with the 40% test. We will continuously monitor our holdings on an ongoing basis to determine whether we and each wholly and majority-owned subsidiary comply with this test. We expect that most, if not all, of our wholly-owned and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute most, if not all, of our assets) generally will not constitute “investment securities.” Accordingly, we believe that we and most, if not all, of our wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.

Since we are primarily engaged in the business of acquiring real estate, we believe that the Company and most, if not all, of our wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act. If we or any of our wholly or majority-owned subsidiaries would ever inadvertently fall within one of the definitions of “investment company,” we intend to rely on the exception provided by Section 3(c)(5)(C) of the Investment Company Act.

Under Section 3(c)(5)(C), the SEC staff generally requires a company to maintain at least 55% of its assets directly in qualifying assets and at least 80% of the entity’s assets in qualifying assets and in a broader category of real estate-related assets to qualify for this exception. Mortgage-related securities may or may not constitute such qualifying assets, depending on the characteristics of the mortgage-related securities, including the rights that we have with respect to the underlying loans. Our ownership of mortgage-related securities, therefore, is limited by provisions of the Investment Company Act and SEC staff interpretations.

The method we use to classify our assets for purposes of the Investment Company Act will be based in large measure upon no-action positions taken by the SEC staff in the past. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than twenty years ago. Accordingly, no assurance can be given that the SEC staff will concur with our classification of our assets. In addition, the SEC staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of qualifying for an exclusion from regulation under the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exclusion from the definition of an “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act.

A change in the value of any of our assets could cause us or one or more of our wholly or majority-owned subsidiaries to fall within the definition of an “investment company” and negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To avoid being required to register the Company or any of our subsidiaries as an investment company under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy. Accordingly, our board of directors may not be able to change our investment policies as they deem appropriate if such change would cause us to meet the definition of an investment company.

To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of an investment company and the exceptions to that definition, we may be required to adjust our investment strategy accordingly. For example, on August 31, 2011, the SEC issued a concept release requesting comments regarding a number of matters relating to the exemption provided by Section 3(c)(5)(C) of the Investment Company Act, including the nature of assets that qualify for purposes of the exemption and whether mortgage REITs should be regulated in a manner similar to investment companies. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen.

If we are required to register as an investment company but fail to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

If our stockholders do not agree with the decisions of our board of directors, our stockholders only have limited control over changes in our policies and operations and may not be able to change such policies and operations.

Our board of directors determines our major policies, including our policies regarding investments, financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders except as otherwise set forth in our charter. Under the Maryland General Corporation Law and our charter, our stockholders generally have a right to vote only on the following:

•	the election or removal of directors;

•

any amendment of our charter (including a change in our investment objectives), except that our board of directors may amend our charter without stockholder approval to (a) increase or decrease the aggregate number of our shares or the number of shares of any class or series that we have the authority to issue, (b) effect certain reverse stock splits, and (c) change our name or the name or other designation or the par value of any class or series of our stock and the aggregate par value of our stock;

•	our liquidation or dissolution; and

•	certain mergers, reorganizations of our company, consolidations or sales or other dispositions of all or substantially all our assets, as provided in our charter and under Maryland law.

All other matters are subject to the discretion of our board of directors.

Our board of directors may change our investment policies without stockholder approval, which could alter the nature of our stockholders’ investments.

Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interest of our stockholders. These policies may change over time. The methods of implementing our investment policies also may vary as new real estate development trends emerge and new investment techniques are developed. Except to the extent that policies and investment limitations are included in our charter, our investment policies, the methods for their implementation, and our other objectives, policies and procedures may be altered by our board of directors without the approval of our stockholders. As a result, the nature of stockholders’ investment could change without their consent.

Because of our holding company structure, we depend on our Operating Partnership and its subsidiaries for cash flow and we will be structurally subordinated in right of payment to the obligations of such operating subsidiary and its subsidiaries.

We are a holding company with no business operations of our own. Our only significant asset is and will be the general partnership interests of our Operating Partnership. We conduct substantially all of our business operations through our Operating Partnership. Accordingly, our only source of cash to pay our obligations is distributions from our Operating Partnership and its subsidiaries of their net earnings and cash flows. We cannot assure our stockholders that our Operating Partnership or its subsidiaries will be able to, or be permitted to, make distributions to us that will enable us to make distributions to our stockholders from cash flows from operations. Each of our Operating Partnership’s subsidiaries is a distinct legal entity and under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from such entities. In addition, because we are a holding company, stockholders’ claims will be structurally subordinated to all existing and future liabilities and obligations of our Operating Partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our Operating Partnership and its subsidiaries will be able to satisfy stockholders’ claims only after all of our and our Operating Partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

Our stockholders’ interest in us will be diluted if we issue additional shares.

Existing stockholders do not have preemptive rights to any shares issued by us in the future. Our charter currently has authorized 350,000,000 shares of stock, of which 300,000,000 shares are designated as common stock and 50,000,000 are designated as preferred stock. Subject to any limitations set forth under Maryland law, our board of directors may increase or decrease the aggregate number of authorized shares of stock, increase or decrease the number of shares of any class or series of stock designated, or reclassify any unissued shares without the necessity of obtaining stockholder approval. All such shares may be issued in the discretion of our board of directors except that issuance of preferred stock must also be approved by a majority of our independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel. Further, we have adopted the Carter Validus Mission Critical REIT, Inc. 2010 Restricted Share Plan, or the 2010 Plan, pursuant to which we have the power and authority to grant restricted or deferred stock awards to persons eligible under the 2010 Plan. We have authorized and reserved 300,000 shares of our common stock for issuance under the 2010 Plan and have granted 3,000 restricted shares of common stock to each of our independent directors in connection with such director’s initial election to our board of directors, and 3,000 shares in connection with such director’s subsequent election or re-election, as applicable. Existing stockholders likely will suffer dilution of their equity investment in us, if we:

•	sell additional shares in the future, including those issued pursuant to the Third DRIP Offering;

•	sell securities that are convertible into shares of our common stock;

•	issue shares of our common stock in a private offering of securities to institutional investors;

•	issue additional restricted share awards to our directors;

•	issue shares to our Advisor or its successors or assigns, in payment of an outstanding fee obligation as set forth under the Advisory Agreement; or

•	issue shares of our common stock to sellers of properties acquired by us in connection with an exchange of limited partnership interests of our Operating Partnership.

In addition, the partnership agreement for our Operating Partnership contains provisions that would allow, under certain circumstances, other entities, including other programs affiliated with our Advisor and its affiliates, to merge into or cause the exchange or conversion of their interest for interests of our Operating Partnership. Because the limited partnership interests of our Operating Partnership may, in the discretion of our board of directors, be exchanged for shares of our common stock, any merger, exchange or conversion between our Operating Partnership and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders.

If we internalize our management functions, the percentage of our outstanding common stock owned by our stockholders could be reduced, and we could incur other significant costs associated with being self-administered.

In the future, our board of directors may consider internalizing the functions performed for us by our Advisor. The method by which we could internalize these functions could take many forms, including without limitation, acquiring our Advisor. There is no assurance that internalizing our management functions would be beneficial to us and our stockholders. Any internalization transaction could result in significant payments to the owners of our Advisor, including in the form of our stock, which could reduce the percentage ownership of our then existing stockholders and concentrate ownership in the owner of our Advisor. Additionally, we may not realize the perceived benefits, we may not be able to properly integrate a new staff of managers and employees or we may not be able to effectively replicate the services provided previously by our Advisor, Property Manager or their affiliates. Internalization transactions involving the acquisition of advisors or property managers affiliated with entity sponsors have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending claims, which would reduce the amount of funds available for us to invest in properties or other investments and to pay distributions. All of these factors could have a material adverse effect on our results of operations, financial condition and ability to pay distributions.

We may be unable to maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to our stockholders. The amount of cash available for distributions is affected by many factors, such as our ability to buy properties, rental income from such properties and our operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. We cannot assure our stockholders that we will be able to maintain our current level of distributions or that distributions will increase over time. We also cannot give any assurance that rents from our properties will increase, that securities we may buy will increase in value or provide constant or increased distributions over time, or that future acquisitions of real properties, mortgage, bridge or mezzanine loans or any investments in securities will increase our cash available for distributions to stockholders. Our actual results may differ significantly from the assumptions used by our board of directors in establishing the distribution rate to stockholders. We may not have sufficient cash from operations to make a distribution required to maintain our REIT status. We may make distributions from borrowings in anticipation of future cash flow. Any such distributions will constitute a return of capital and may reduce the amount of capital we ultimately invest in properties and negatively impact the value of our stockholders’ investment.

General Risks Related to Investments in Real Estate

Our operating results will be affected by economic and regulatory changes that have an adverse impact on the real estate market in general, which may prevent us from being profitable or from realizing growth in the value of our real estate properties.

Our operating results are subject to risks generally incident to the ownership of real estate, including:

•	changes in general economic or local conditions;

•	changes in supply of or demand for similar or competing properties in an area;

•	changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;

•	changes in tax, real estate, environmental and zoning laws; and

•	periods of high interest rates and tight money supply.

These and other reasons may prevent us from being profitable or from realizing growth or maintaining the value of our real estate properties.

Our investments in properties where the underlying tenant has below investment grade credit rating, as determined by major credit rating agencies, or unrated tenants may have a greater risk of default.

As of December 31, 2018, approximately 29.2% of our tenants had an investment grade rating from a major ratings agency, 16.4% of our tenants were rated but did not have an investment grade rating from a major ratings agency and 54.4% of our tenants were not rated. Approximately 7.3% of our non-rated tenants were affiliates of companies having an investment grade credit rating. Our investments with such tenants may have a greater risk of default and bankruptcy than investments in properties leased exclusively to investment grade tenants. When we invest in properties where the tenant does not have a publicly available credit rating, we use certain credit assessment tools as well as rely on our own estimates of the tenant’s credit rating which includes but not limited to reviewing the tenant’s financial information (i.e., financial ratios, net worth, revenue, cash flows, leverage and liquidity) and monitoring local market conditions. If our lender or a credit rating agency disagrees with our ratings estimates, or our ratings estimates are otherwise inaccurate, we may not be able to obtain our desired level of leverage or our financing costs may exceed those that we projected. This outcome could have an adverse impact on our returns on that asset and hence our operating results.

If a tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which would reduce our cash flow from operations and the amount available for distributions to our stockholders.

Any of our tenants, or any guarantor of a tenant’s lease obligations, could be subject to a bankruptcy proceeding pursuant to Title 11 of the bankruptcy laws of the United States. Such a bankruptcy filing would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from a bankruptcy court. Post-bankruptcy debts would be paid currently. If a lease is assumed, all pre-bankruptcy balances owing under it must be paid in full. If a lease is rejected by a tenant in bankruptcy, we would have a general unsecured claim for damages. If a lease is rejected, it is unlikely we would receive any payments from the tenant because our claim is capped at the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of the lease, but not greater than three years, plus rent already due but unpaid. This claim could be paid only if funds were available, and then only in the same percentage as that realized on other unsecured claims.

A tenant or a lease guarantor in bankruptcy could delay efforts to collect past due balances under the relevant leases, and could ultimately preclude full collection of these sums. Such an event could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available for distributions to our stockholders. In the event of a bankruptcy, we cannot assure our stockholders that the tenant or its trustee will assume our lease. If a given lease, or guaranty of a lease, is not assumed, our cash flow and the amounts available for distributions to our stockholders may be adversely affected.

If a sale-leaseback transaction is re-characterized in a tenant’s bankruptcy proceeding, our financial condition could be adversely affected.

We have and may continue to enter into sale-leaseback transactions, whereby we would purchase a property and then lease the same property back to the person from whom we purchased it. In the event of the bankruptcy of a tenant, a transaction structured as a sale-leaseback may be re-characterized as either a financing or a joint venture, either of which outcomes could adversely affect our business. If the sale-leaseback were re-characterized as a financing, we might not be considered the owner of the property, and as a result would have the status of a creditor in relation to the tenant. In that event, we would no longer have the right to sell or encumber our ownership interest in the property. Instead, we would have a claim against the tenant for the amounts owed under the lease, with the claim arguably secured by the property. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule of its outstanding balance. If confirmed by the bankruptcy court, we could be bound by the new terms, and prevented from foreclosing our lien on the property. If the sale-leaseback were re-characterized as a joint venture, our lessee and we could be treated as co-venturers with regard to the property. As a result, we could be held liable, under some circumstances, for debts incurred by the lessee relating to the property. Either of these outcomes could adversely affect our cash flow and the amount available for distributions to our stockholders.

Properties that have vacancies for a significant period of time could be difficult to sell, which could diminish the return on our stockholders’ investment.

A property has or may incur vacancies either by the continued default of tenants under their leases or the expiration of tenant leases. If vacancies continue for a long period of time, we have and may suffer reduced revenues, resulting in less cash to be distributed to stockholders. In addition, because properties’ market values depend principally upon the value of the properties’ leases, the resale value of properties with prolonged vacancies could suffer, which could further reduce our stockholders’ return.

We may obtain only limited warranties when we purchase a property and would have only limited recourse if our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its “as is” condition on a “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property as well as the loss of rental income from that property.

We may be unable to secure funds for future tenant improvements or capital needs, which could adversely impact our ability to pay cash distributions to our stockholders.

When tenants do not renew their leases or otherwise vacate their space, in order to attract replacement tenants, we expect that we will be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. In addition, although we expect that our leases with tenants will require tenants to pay routine property maintenance costs, we will likely be responsible for any major structural repairs, such as repairs to the foundation, exterior walls and rooftops. If we need additional capital in the future to improve or maintain our properties or for any other reason, we will have to obtain financing from other sources, such as cash flows from operations, borrowings, property sales or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both.

Our inability to sell a property when we desire to do so could adversely impact our ability to pay cash distributions to our stockholders.

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or at all, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure our stockholders that we will have funds available to correct such defects or to make such improvements. Moreover, in acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict our ability to sell a property.

We may not be able to sell a property at a price equal to, or greater than, the price for which we purchased such property, which may lead to a decrease in the value of our assets and a reduction in the value of our stockholders’ shares.

Some of our leases will not contain rental increases over time, or the rental increases may be less than fair market rate at a future point in time. Therefore, the value of the property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase the property.

We may acquire or finance properties with lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

A lock-out provision is a provision that prohibits the prepayment of a loan during a specified period of time. Lock-out provisions could materially restrict us from selling or otherwise disposing of or refinancing properties. These provisions would affect our ability to turn our investments into cash and thus affect cash available for distributions to our stockholders. Lock-out provisions may prohibit us from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties. Lock-out provisions could impair our ability to take other actions during the lock-out period that could be in the best interests of our stockholders and, therefore, may have an adverse impact on the value of the shares, relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

Rising expenses could reduce cash flows and funds available for future acquisitions or distributions to our stockholders.

Our properties and any other properties that we buy in the future will be subject to operating risks common to real estate in general, any or all of which may negatively affect us. If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds with respect to that property for operating expenses. The properties will be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses. While we expect that many of our properties will continue to be leased on a net lease basis or will require the tenants to pay all or a portion of such expenses, renewals of leases or future leases may not be negotiated on that basis, in which event we may have to pay those costs. If we are unable to lease properties on a net lease basis or on a basis requiring the tenants to pay all or some of such expenses, or if tenants fail to pay required taxes, utilities and other impositions, we could be required to pay those costs, which could adversely affect funds available for future acquisitions or cash available for distributions.

If we suffer losses that are not covered by insurance or that are in excess of insurance coverage, we could lose invested capital and anticipated profits.

We carry comprehensive general liability coverage and umbrella liability coverage on all our properties with limits of liability which we deem adequate to insure against liability claims and provide for the costs of defense. Similarly, we are insured against the risk of direct physical damage in amounts we estimate to be adequate to reimburse us on a replacement cost basis for costs incurred to repair or rebuild each property, including loss of rental income during the rehabilitation period. Material losses may occur in excess of insurance proceeds with respect to any property, as insurance may not be sufficient to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are either uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase specific coverage against terrorism as a condition for providing mortgage loans. It is uncertain whether such insurance policies will be available, or available at reasonable cost, which could inhibit our ability to finance or refinance our potential properties. In these instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses. The Terrorism Risk Insurance Act of 2002 is designed for a sharing of terrorism losses between insurance companies and the federal government, and extends the federal terrorism insurance backstop through December 31, 2020 pursuant to the Terrorism Risk Insurance Reauthorization Act of 2015. We cannot be certain how this act will impact us or what additional cost to us, if any, could result. If such an event damaged or destroyed one or more of our properties, we could lose both our invested capital and anticipated profits from such property.

Real estate-related taxes may increase and if these increases are not passed on to tenants, our income will be reduced.

Local real property tax assessors may seek to reassess some of our properties as a result of our acquisition of such properties. From time to time our property taxes may increase as property values or assessment rates change or for other reasons deemed relevant by the assessors. An increase in the assessed valuation of a property for real estate tax purposes will result in an increase in the related real estate taxes on that property. Although some tenant leases may permit us to pass through such tax increases to the tenants for payment, there is no assurance that renewal leases or future leases will be negotiated on the same basis. Increases not passed through to tenants will adversely affect our income, cash available for distributions, and the amount of distributions to our stockholders.

Covenants, conditions and restrictions may restrict our ability to operate our properties.

Some of our properties are, and we expect certain additional properties may be, contiguous to other parcels of real property, comprising part of the same commercial center. In connection with such properties, there are significant covenants, conditions and restrictions, or CC&Rs, restricting the operation of such properties and any improvements on such properties, and related to granting easements on such properties. Moreover, the operation and management of the contiguous properties may impact such properties. Compliance with CC&Rs may adversely affect our operating costs and reduce the amount of funds that we have available to pay distributions.

Our operating results may be negatively affected by potential development and construction delays and result in increased costs and risks.

We may use borrowings or cash flows from operations to acquire and develop properties upon which we will construct improvements. In such event, we will be subject to uncertainties associated with re-zoning for development, environmental concerns of governmental entities and/or community groups, and our builder’s ability to build in conformity with plans, specifications, budgeted costs, and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder’s performance also may be affected or delayed by conditions beyond the builder’s control. Delays in completion of construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other such factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and our return on our investment could suffer.

While we do not currently intend to do so, we may invest in unimproved real property, subject to the limitations on investments in unimproved real property contained in our charter. For purposes of this paragraph, “unimproved real property” is real property which has not been acquired for the purpose of producing rental or other operating income, has no development or construction in process and on which no construction or development is planned in good faith to commence within one year. Returns from development of unimproved properties are also subject to risks associated with re-zoning the land for development and environmental concerns of governmental entities and/or community groups. Although we intend to limit any investment in unimproved property to property we intend to develop, our stockholders’ investment nevertheless is subject to the risks associated with investments in unimproved real property.

Competition with third parties in acquiring properties and other investments may impede our ability to make future acquisitions or may increase the cost of these acquisitions and reduce our profitability and the return on our stockholders’ investment.

We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, real estate limited partnerships, other entities engaged in real estate investment activities and private equity firms, many of which have greater resources than we do. Competition for properties may significantly increase the price we must pay for properties or other assets we seek to acquire and our competitors may succeed in acquiring those properties or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive because they may have greater resources, may be willing to pay more for the properties or may have a more compatible operating philosophy. Larger entities may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Further, the number of entities and the amount of funds competing for suitable investments may increase. This competition will result in increased demand for these assets and therefore increased prices paid for them. Because of an increased interest in single-property acquisitions among tax-motivated individual purchasers, we may pay higher prices if we purchase single properties in comparison with portfolio acquisitions. If we pay higher prices for properties and other investments, our profitability will be reduced and our stockholders may experience a lower return on their investment.

We will be subject to additional risks of our joint venture partner or partners when we enter into a joint venture, which could reduce the value of our investment.

We have entered into, and may continue to enter into, additional joint ventures with other real estate groups. The success of a particular joint venture may be limited if our joint venture partner becomes bankrupt or otherwise is unable to perform its obligations in accordance with the terms of the particular joint venture arrangement. The joint venture partner may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. In addition, if we have a dispute with our joint venture partner, we could incur additional expenses and require additional time and resources from our Advisor, each of which could adversely affect our operating results and the value of our stockholders’ investment. In addition, we may assume liabilities related to the joint venture that exceed the percentage of our investment in the joint venture.

Our properties face competition that may affect tenants’ willingness to pay the amount of rent requested by us and the amount of rent paid to us may affect the cash available for distributions and the amount of distributions.

There will be numerous other properties within the market area of each of our properties that will compete with us for tenants. The number of competitive properties could have a material effect on our ability to rent space at our properties and the amount of rents charged. We could be adversely affected if additional competitive properties are built in close proximity with our properties, causing increased competition for customer traffic and creditworthy tenants. This could result in decreased cash flow from tenants and may require us to make capital improvements to properties that we would not have otherwise made, thus affecting cash available for distributions and the amount available for distributions to our stockholders.

Costs of complying with governmental laws and regulations, including those relating to environmental matters, may adversely affect our income and the cash available for any distributions.

All real properties and the operations conducted on real properties are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Environmental laws and regulations may impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. This liability could be substantial. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such property as collateral for future borrowings.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. Future laws, ordinances or regulations may impose material environmental liability. Additionally, our tenants’ operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties, may affect our properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply, and that may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines, or damages we must pay will reduce our ability to make distributions and may reduce the value of our stockholders’ investment.

State and federal laws in this area are constantly evolving, and we intend to monitor these laws and take commercially reasonable steps to protect ourselves from the impact of these laws, including obtaining environmental assessments of most properties that we acquire; however, we will not obtain an independent third-party environmental assessment for every property we acquire. In addition, any such assessment that we do obtain may not reveal all environmental liabilities or that a prior owner of a property did not create a material environmental condition not known to us. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims would materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our stockholders.

If we sell properties by providing financing to purchasers, defaults by the purchasers would adversely affect our cash flows.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash. However, in some instances we may sell our properties by providing financing to purchasers. When we provide financing to purchasers, we will bear the risk that the purchaser may default, which could negatively impact our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of sales to our stockholders, or their reinvestment in other assets, will be delayed until the promissory notes or other property we may accept upon the sale are actually paid, sold, refinanced or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price, and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our ability to pay cash distributions to our stockholders.

Our recovery of an investment in a mortgage, bridge or mezzanine loan that has defaulted may be limited.

There is no guarantee that the mortgage, loan or deed of trust securing an investment will, following a default, permit us to recover the original investment and interest that would have been received absent a default. The security provided by a mortgage, deed of trust or loan is directly related to the difference between the amount owed and the appraised market value of the property. Although we intend to rely on a current real estate appraisal when we make the investment, the value of the property is affected by factors outside our control, including general fluctuations in the real estate market, rezoning, neighborhood changes, highway relocations and failure by the borrower to maintain the property. In addition, we may incur the costs of litigation in our efforts to enforce our rights under defaulted loans.

Our costs associated with complying with the Americans with Disabilities Act of 1990 may affect cash available for distributions.

Our properties are subject to the Americans with Disabilities Act of 1990, or the Disabilities Act. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The Disabilities Act’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages. We will attempt to acquire properties that comply with the Disabilities Act or place the burden on the seller or other third party, such as a tenant, to ensure compliance with the Disabilities Act. However, we cannot assure our stockholders that we will be able to acquire properties or allocate responsibilities in this manner. If we cannot, our funds used for Disabilities Act compliance may affect cash available for distributions and the amount of distributions to our stockholders.

Risks Associated with Investments in the Healthcare Property Sector

Our real estate investments may be concentrated in healthcare properties, making us more vulnerable economically than if our investments were diversified.

We are subject to risks inherent in concentrating investments in real estate. The risks resulting from a lack of diversification may become even greater as a result of our business strategy to invest to a substantial degree in healthcare properties. A downturn in the commercial real estate industry generally could significantly adversely affect the value of our properties. A downturn in the healthcare industry could negatively affect our lessees’ ability to make lease payments to us and our ability to make distributions to our stockholders. These adverse effects could be more pronounced than if we diversified our investments outside of real estate or if our portfolio did not include a concentration in healthcare properties. Our investments in healthcare properties accounted for 100.0% of our revenue from continuing operations for the year ended December 31, 2018.

Certain of our properties may not have efficient alternative uses, so the loss of a tenant may cause us to not be able to find a replacement or cause us to spend considerable capital to adapt the property to an alternative use.

Some of the properties we have acquired and seek to acquire are healthcare properties that may only be suitable for similar healthcare-related tenants. If we or our tenants terminate the leases for these properties or our tenants lose their regulatory authority to operate such properties, we may not be able to locate suitable replacement tenants to lease the properties for their specialized uses. Alternatively, we may be required to spend substantial amounts to adapt the properties to other uses. Any loss of revenues or additional capital expenditures required as a result may have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Our healthcare properties and tenants may be unable to compete successfully, which could result in lower rent payments, reduce our cash flows from operations and amount available for distributions to our stockholders.

The healthcare properties we have acquired or seek to acquire in the future may face competition from nearby hospitals and other healthcare properties that provide comparable services. Some of those competing facilities are owned by governmental agencies and therefore are supported by tax revenues, and others are owned by non-profit corporations and therefore are supported to a large extent by endowments and charitable contributions. Not all of our properties will be affiliated with non-profit corporations and receive such support. Similarly, our tenants will face competition from other healthcare practices in nearby hospitals and other healthcare properties. Our tenants’ failure to compete successfully with these other practices could adversely affect their ability to make rental payments, which could adversely affect our rental revenues. Further, from time to time and for reasons beyond our control, referral sources, including physicians and managed care organizations, may change their lists of hospitals or physicians that are permitted to participate in the payer program. This could adversely affect our tenants’ ability to make rental payments, which could adversely affect our rental revenues. Any reduction in rental revenues resulting from the inability of our healthcare properties and our tenants to compete successfully may have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Reductions in reimbursement from third party payors, including Medicare and Medicaid, could adversely affect the profitability of our tenants and hinder their ability to make rental payments to us.

Sources of revenue for our tenants may include the federal Medicare program, state Medicaid programs, private insurance carriers and health maintenance organizations, among others. Healthcare providers continue to face increased government and private payor pressure to control or reduce healthcare costs and significant reductions in healthcare reimbursement, including reduced reimbursements and changes to payment methodologies under the Patient Protection and Affordable Care Act of 2010 (“Affordable Care Act”). In some cases, private insurers rely upon all or portions of the Medicare payment systems to determine payment rates that may result in decreased reimbursement from private insurers.

A slowdown in the United States economy could negatively affect state budgets, thereby putting pressure on states to decrease spending on state programs including Medicaid. The need to control Medicaid expenditures may be exacerbated by the potential for increased enrollment in state Medicaid programs due to unemployment and declines in family incomes. Historically, states have often attempted to reduce Medicaid spending by limiting benefits and tightening Medicaid eligibility requirements. Many states have adopted, or are considering the adoption of, legislation designed to enroll Medicaid recipients in managed care programs and/or impose additional taxes on hospitals to help finance or expand the states’ Medicaid systems. Potential reductions to Medicaid program spending in response to state budgetary pressures could negatively impact the ability of our tenants to successfully operate their businesses.

Efforts by payors to reduce healthcare costs will likely continue which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants. A reduction in reimbursements to our tenants from third party payors for any reason could adversely affect our tenants’ ability to make rent payments to us which may have a material adverse effect on our businesses, financial condition and results of operations, and our ability to make distributions to our stockholders.

The healthcare industry is heavily regulated, and new laws or regulations, changes to existing laws or regulations, loss of licensure or failure to obtain licensure could result in the inability of our tenants to make rent payments to us.

The healthcare industry is heavily regulated by U.S. federal, state and local governmental authorities. Our tenants generally are subject to laws and regulations covering, among other things, licensure, certification for participation in government programs, billing for services, privacy and security of health information, and relationships with physicians and other referral sources. In addition, new laws and regulations, changes in existing laws and regulations or changes in the interpretation of such laws or regulations could negatively affect our financial condition and the financial condition of our tenants. These changes, in some cases, could apply retroactively. The enactment, timing, or effect of legislative or regulatory changes cannot be predicted.

The Affordable Care Act is changing how healthcare services are covered, delivered, and reimbursed through expanded coverage of uninsured individuals and reduced Medicare program spending. In addition, it reforms certain aspects of health insurance, expands existing efforts to tie Medicare and Medicaid payments to performance and quality, and contains provisions intended to strengthen fraud and abuse enforcement. The complexities and ramifications of the Affordable Care Act are significant and are being implemented in a phased approach which began in 2010. It remains difficult to predict the full effects of the Affordable Care Act and its impact on our business, our revenues, and financial condition and those of our tenants due to the law’s complexity, lack of implementing regulations or interpretive guidance, gradual implementation, partial repeal, and possible full repeal. Further, we are unable to foresee how individuals and businesses will respond to the choices afforded them by the Affordable Care Act, or the effect of any potential changes made to the Affordable Care Act or other healthcare laws and programs. The Affordable Care Act could adversely affect the reimbursement rates received by our tenants, the financial success of our tenants and strategic partners and consequently us.

In 2012, the United States Supreme Court upheld the individual mandate of the Affordable Care Act but partially invalidated the expansion of Medicaid. The ruling on Medicaid expansion allow states not to participate in the expansion (and to forego funding for the Medicaid expansion) without losing their existing Medicaid funding. While the U.S. federal government paid for approximately 100% of those additional costs from 2014 to 2016, states now are expected to pay a small percentage of those additional costs. Because the U.S. federal government substantially funds the Medicaid expansion, it is unclear how many states ultimately will elect this option. As of January 2018, 32 states and Washington, D.C. have elected to participate in the Medicaid expansion. The participation by states in the Medicaid expansion could have the effect of increasing some of our tenants’ revenues but also could be a strain on U.S. federal government and state budgets.

In 2017, President Trump and Congress unsuccessfully sought to repeal and replace the Affordable Care Act. On January 20, 2017, President Trump issued an Executive Order stating that it is the administration’s official policy to repeal the Affordable Care Act and instructing the Secretary of Health and Human Services and the heads of all other executive departments and agencies with authority and responsibility under the Affordable Care Act to, among other matters, delay implementation of or grant an exemption from any provision of the Affordable Care Act that would impose a fiscal burden on any state or a cost, fee, tax, penalty, or regulatory burden on individuals, families, healthcare providers, health insurers, patients, and others. On December 22, 2017, the Tax Act was signed into law. The Tax Act, amongst other things, repeals the Affordable Care Act’s individual mandate penalty beginning in 2019. The elimination of the penalties does not remove the requirement to obtain healthcare coverage; however, without penalties there effectively will be no enforcement. On December 14, 2018, a federal district court in Texas ruled that the Affordable Care Act’s individual mandate was unconstitutional. The court also ruled that the provisions of the individual mandate were not severable from the remainder of the Affordable Care Act, rendering the remainder of the Affordable Care Act invalid as well. The Affordable Care Act will remain in place pending an appeal of the court’s decision to the United States Court of Appeals for the Fifth Circuit.

It is possible that Congress will continue to consider other legislation to repeal the Affordable Care Act or repeal and replace some or all elements of the Affordable Care Act.

We cannot predict the effect of the Executive Order, the Tax Act’s 2019 repeal of the individual mandate penalty on the Affordable Care Act, or the Texas court’s decision or any appeal thereof, other state-based litigation, or whether Congress’ attempt to repeal or repeal and replace the law will be successful. Further, we cannot predict how the Affordable Care Act might be amended or modified, either through the legislative or judicial process, and how any such modification might impact our tenants’ operations or the net effect of this law on us. If the operations, cash flows, or financial condition of our operators and tenants are materially adversely impacted by any repeal or modification of the law, our revenue and operations may be materially adversely affected as well.

Recent changes to healthcare laws and regulations, including to government reimbursement programs such as Medicare and reimbursement rates applicable to our tenants, could have a material adverse effect on the financial condition of our tenants and, consequently, their ability to meet obligations to us.

Statutory and regulatory policy changes and decisions may impact one or more specific providers that lease space in any of our properties. In particular the following recent changes to healthcare laws and regulations may apply to our tenants:

•

The Medicare Access and CHIP Reauthorization Act of 2015 (“MACRA”) reforms Medicare payment policy for services paid under the Medicare physician fee schedule and adopts a series of policy changes affecting a wide range of providers and suppliers. MACRA repeals the sustainable growth rate formula effective January 1, 2015, and establishes a new payment framework which may impact payment rates for our tenants.

•

On January 11, 2018, the Centers for Medicare and Medicaid Services, or CMS, issued guidance to support state efforts to improve Medicaid enrollee health outcomes by incentivizing community engagement among able-bodied, working-age Medicaid beneficiaries. The policy excludes individuals eligible for Medicaid due to a disability, elderly beneficiaries, children and pregnant women. Thus far, CMS has received proposals from several states seeking requirements for able bodied Medicaid beneficiaries to engage in employment and community engagement initiatives. Kentucky, Indiana, Arkansas, New Hampshire, Arizona, Michigan and Wisconsin have been granted a waiver for their programs and require Medicaid beneficiaries to work or get ready for employment, and work requirement waiver requests from other states are currently pending before CMS. However, in June 2018, the Federal District Court in the District of Columbia vacated the CMS approval of the Kentucky waiver, finding the approval was arbitrary and capricious and the Court referred it back to CMS. In response to CMS’ willingness to entertain Medicaid program waivers, states are seeking waivers to impose other Medicaid eligibility requirements, such as drug testing and eligibility time limits. If the “work requirement” and other eligibility requirements expand to the states’ Medicaid programs, it may decrease the number of patients eligible for Medicaid. The patients that are no longer eligible for Medicaid may become self-pay patients, which may adversely impact our tenant’s ability to receive reimbursement. If our tenants’ patient payor mix becomes more self-pay patients, it may impact our tenants’ ability to collect revenues and pay rent. In addition, beginning in 2018, CMS cut funding to the 340B Program, which is intended to lower drug costs for certain healthcare providers. The cuts in the 340B Program may result in some of our tenants having less money available to cover operational costs.

•	In February of 2018, Congress passed the Bipartisan Balanced Budget Act of 2018. Some of the most notable provisions of the Bipartisan Balanced Budget Act include: (i) the permanent extension of

Medicare Special Needs Plans, or SNPs, which provide tailored care for certain qualifying Medicare beneficiaries; (ii) guaranteed funding for the Children’s Health Insurance Program, or CHIP, through 2027; (iii) expansion of Medicare coverage for tele-medicine services; and (iv) expanded testing of certain value-based care models. The extension of SNPs and funding for CHIP secure coverage for patients of our tenants and may reduce the number of uninsured patients treated by our tenants. The expansion of coverage for tele-medicine services could impact the demand for medical properties. If more patients can be treated remotely, providers may have less demand for real property.

•

Every year, the CMS adjusts payment levels and policies for physician services through rulemaking, in compliance with statutory requirements, and other budget decisions by the Executive Branch. In November 2018, CMS issued a final rule for the Medicare physician fee schedule effective for 2019. Among other things, the final rule increases payment levels during 2019 for many physician services, although payment for some procedures may be reduced based on recalculations of the practice expense component of the physician relative value units. Medicare payment for certain drugs may be reduced from 6% to 3% of the wholesale acquisition cost, if an average sales price is not available.

These regulatory changes may have an adverse financial impact on our tenants, which could impact their ability to pay rent to us. In addition, many states also regulate the establishment and construction of healthcare facilities and services, and the expansion of existing healthcare facilities and services through certificate of need, or CON, laws, which may include regulation of certain types of beds, medical equipment, and capital expenditures. Under such laws, the applicable state regulatory body must determine a need exists for a project before the project can be undertaken. If any of our tenants seeks to undertake a CON-regulated project, but are not authorized by the applicable regulatory body to proceed with the project, these tenants could be prevented from operating in their intended manner and could be materially adversely affected.

The application of lower reimbursement rates to our tenants or failure to qualify for existing rates under certain exceptions, the failure to comply with these laws and regulations, or the failure to secure CON approval to undertake a desired project could adversely affect our tenants’ ability to make rent payments to us which may have an adverse effect on our business, financial condition, and results of operations, our ability to make distributions to our stockholders.

Tenants of our healthcare properties are subject to anti-fraud and abuse laws, the violation of which by a tenant may jeopardize the tenant’s ability to make rent payments to us.

There are various federal and state laws prohibiting fraudulent and abusive business practices by healthcare providers who participate in, receive payments from, or are in a position to make referrals in connection with government-sponsored healthcare programs, including the Medicare and Medicaid programs. Our lease arrangements with certain tenants may also be subject to these fraud and abuse laws.

Violations of these laws may result in criminal and/or civil penalties that range from punitive sanctions, damage assessments, penalties, imprisonment, denial of Medicare and Medicaid payments, and/or exclusion from the Medicare and Medicaid programs. In addition, the Affordable Care Act clarifies that the submission of claims for items or services generated in violation of the Anti-Kickback Statute constitutes a false or fraudulent claim under the False Claims Act. The federal government has taken the position, and some courts have held, that violations of other laws, such as the Stark Law, can also be a violation of the False Claims Act. Additionally, certain laws, such as the False Claims Act, allow for individuals to bring whistleblower actions on behalf of the government for violations thereof. Imposition of any of these penalties upon one of our tenants or strategic partners could jeopardize that tenant’s ability to operate or to make rent payments or affect the level of occupancy in our healthcare properties, which may have a material adverse effect on our business, financial condition, and results of operations, and our ability to make distributions to our stockholders.

Adverse trends in healthcare provider operations may negatively affect our lease revenues and our ability to make distributions to our stockholders.

The healthcare industry is currently experiencing, among other things:

•	changes in the demand for and methods of delivering healthcare services;

•	changes in third party reimbursement methods and policies;

•	consolidation and pressure to integrate within the healthcare industry through acquisitions, joint ventures and managed service organizations; and

•	increased scrutiny of billing, referral, and other practices by U.S. federal and state authorities.

These factors may adversely affect the economic performance of some or all of our tenants and, in turn, our lease revenues and our ability to make distributions to our stockholders.

Tenants of our healthcare properties may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their rent payments to us.

As is typical in the healthcare industry, certain types of tenants of our healthcare properties may often become subject to claims that their services have resulted in patient injury or other adverse effects. Many of these tenants may have experienced an increasing trend in the frequency and severity of professional liability and general liability insurance claims and litigation asserted against them. The insurance coverage maintained by these tenants may not cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to these tenants due to state law prohibitions or limitations of availability. As a result, these types of tenants of our healthcare properties operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits.

Certain states have also passed tort reform legislation which limits the amount of damages that can be recovered in professional liability suits. In some states, damage limitations under tort reform legislation have been overturned by courts; this trend may continue as more plaintiffs challenge the legality of these limitations. If this trend continues, our tenants may be exposed to rising insurance premiums.

We also believe that there has been, and will continue to be, an increase in governmental investigations of certain healthcare providers, particularly in the area of Medicare/Medicaid false claims and patient privacy, as well as an increase in enforcement actions resulting from these investigations. Insurance may not be available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on a tenant’s financial condition. If a tenant is unable to obtain or maintain insurance coverage, if judgments are obtained in excess of the insurance coverage, if a tenant is required to pay uninsured punitive damages, or if a tenant is subject to an uninsurable government enforcement action, the tenant could be exposed to substantial additional liabilities, which may affect the tenant’s ability to pay rent, which in turn could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Further, the Health Insurance Portability and Accountability Act, commonly referred to as HIPAA, was established in 1996 to set national standards for the confidentiality, security, and transmission of personal health information (PHI). Healthcare providers are required, under HIPAA and its implementing regulations, to protect and keep confidential any PHI. HIPAA also sets limits and conditions on use and disclosure of PHI without patient authorization. The law gives patients specific rights to their health information, including rights to obtain a copy of or request corrections to their medical records. The physician or the medical practice can be liable if there are improper disclosures of PHI, including from employee mishandling of PHI, medical records security breaches, lost or stolen electronic devices, hacking, social media breaches or failure to get patient authorizations. Violations could result in multi-million dollar penalties. Actual or potential violations of HIPAA could subject our tenants to government investigations, litigation or other enforcement actions which could adversely affect our tenants’ ability to pay rent and could have a material adverse effect on our business, financial condition, and results of operations, our ability to pay distributions to our stockholders.

Changes in the insurance products available for patients will impact the tenant’s payor mix and may adversely impact revenues.

In 2014, state insurance exchanges created by the Affordable Care Act were implemented, which provided a new mechanism for individuals to obtain insurance. The number of payors participating in the state insurance exchanges vary, and in some regions there are very limited insurance plans available for patients. In addition, not all healthcare providers will maintain participation agreements with the payors that are participating in the state health insurance exchange. Therefore, it is possible that our tenants may incur a change in their reimbursement if the tenant does not have a participation agreement with the state insurance exchange payors and a large number of individuals elect to purchase insurance from the state insurance exchange. Further, the rates of reimbursement from the state insurance exchange payors to healthcare providers will vary greatly. The rates of reimbursement will be subject to negotiation between the healthcare provider and the payor, which may vary based upon the market, the healthcare provider’s quality metrics, the number of providers participating in the area and the patient population, among other factors. Therefore, it is uncertain whether healthcare providers will incur a decrease in reimbursement from the state insurance exchange, which may impact a tenant’s ability to pay rent.

The insurance plans that participated on the health insurance exchanges were expecting to receive risk corridor payments to address the high risk claims that it paid through the exchange product. However, the federal government currently owes the insurance companies approximately $12.3 billion under the risk corridor payment program that is currently disputed by the federal government. If the court decisions that risk corridor payments are not required to be paid to the qualified health plans on the health insurance exchange remain in effect and binding, the insurance companies may cease offering the Health Insurance Exchange product to the current beneficiaries. Therefore, our tenants will likely see an increase in individuals who are self-pay or have a lower health benefit plan due to the increase in the premium payments. Our tenants’ collections and revenues may be adversely impacted by the change in the payor mix of their patients and it may adversely impact the tenants’ ability to make rent payments.

Risks Associated with Debt Financing and Investments

We have incurred, and expect to continue to incur, mortgage indebtedness and other borrowings, which could adversely impact the value of our stockholders’ investment if the value of the property securing the debt falls or if we are forced to refinance the debt during adverse economic conditions.

We expect that in most instances, we will continue to acquire real properties by using either existing financing or borrowing new funds. In addition, we have incurred and may continue to incur mortgage debt and pledge all or some of our real properties as security for that debt to obtain funds to acquire additional real properties. We may borrow if we need funds to satisfy the REIT tax qualification requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders. We also may borrow if we otherwise deem it necessary or advisable to assure that we maintain our qualification as a REIT.

We believe that utilizing borrowing is consistent with our objective of maximizing returns to stockholders. There is no limitation on the amount we may borrow against any single improved property. Our charter provides that, until such time as shares of our common stock are listed on a national securities exchange or traded in the over-the-counter market, our borrowings may not exceed 300% of our total “net assets” as of the date of any borrowing (which is the maximum level of indebtedness permitted under the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association, or the NASAA REIT Guidelines, absent a satisfactory showing that a higher level is appropriate), which is generally expected to be approximately 75% of the cost of our investments; however, we may exceed that limit if approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following such borrowing along with justification for exceeding such limit. This charter limitation, however, does not apply to individual real estate assets or investments. In addition, our board of directors has adopted investment policies that prohibit us from borrowing in excess of 50% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets, unless borrowing a greater amount is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following such borrowing along with justification for the excess; provided, however, that this policy limitation does not apply to individual real estate assets or investments. At the date of acquisition of each asset, we anticipate that the cost of investment for such asset will be substantially similar to its fair market value, which will enable us to comply with the limitations set forth in our charter. However, subsequent events, including changes in the fair market value of our assets, could result in our exceeding these limitations. As a result, we expect that our debt levels will be higher until we have invested most of our capital, which may cause us to incur higher interest charges, make higher debt service payments or be subject to restrictive covenants.

If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage debt on a property, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of our stockholders’ investment. For U.S. federal income tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. In such event, we may be unable to pay the amount of distributions required in order to maintain our REIT status. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we provide a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our stockholders will be adversely affected which could result in our losing our REIT status and would result in a decrease in the value of our stockholders’ investment.

Changes in the debt markets could have a material adverse impact on our earnings and financial condition.

The domestic and international commercial real estate debt markets are subject to volatility resulting in, from time to time, in the tightening of underwriting standards by lenders and credit rating agencies, which result in lenders increasing the cost for debt financing. Should the overall cost of borrowings increase, either by increases in the index rates or by increases in lender spreads, we will need to factor such increases into the economics of future acquisitions. This may result in future acquisitions generating lower overall economic returns and potentially reducing future cash flow available for distribution. If these disruptions in the debt markets persist, our ability to borrow monies to finance the purchase of, or other activities related to, real estate assets will be negatively impacted. If we are unable to borrow monies on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. In addition, we may find it difficult, costly or impossible to refinance indebtedness which is maturing.

In addition, the state of the debt markets could have an impact on the overall amount of capital invested in real estate, which may result in price or value decreases of real estate assets. Although this may benefit us for future acquisitions, it could negatively impact the current value of our existing assets.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire and the amount of cash distributions we can make.

By placing mortgage debt on properties, we run the risk of being unable to refinance the properties when the loans come due, or of being unable to refinance on favorable terms. If interest rates are higher when the properties are refinanced, we may not be able to finance the properties and our income could be reduced. If any of these events occur, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money.

Lenders have required us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

In connection with providing us financing, certain of our lenders have imposed restrictions on us that affect our distribution, investment and operating policies, or our ability to incur additional debt. Loan documents we have entered or may enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage or replace Carter/Validus Advisors, LLC as our Advisor. These or other limitations may adversely affect our flexibility and our ability to achieve our investment and operating objectives. Additionally, such restrictions could make it difficult for us to satisfy the requirements necessary to maintain our qualification as a REIT for U.S. federal income tax purposes.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to pay distributions to our stockholders.

As of December 31, 2018, we had $226.3 million of total principal debt outstanding, of which $170.4 million was variable rate principal debt outstanding. As of December 31, 2018, our weighted average interest rate for variable rate debt was 4.3%. Increases in interest rates would increase our interest costs if we obtain additional variable rate debt, which could reduce our cash flows and our ability to pay distributions to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times that may not permit realization of the maximum return on such investments.

The London Inter-bank Offered Rate (“LIBOR”) and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences. Additionally, LIBOR may cease to be published and could be replaced by alternative benchmarks, which could impact interest rates under our debt agreements.

The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on our current or future debt obligations may be adversely affected.

Any real estate debt security that we originate or purchase is subject to the risks of delinquency and foreclosure.

We may originate and purchase real estate debt securities, which are subject to risks of delinquency and foreclosure and risks of loss. Typically, we will not have recourse to the personal assets of our borrowers. The ability of a borrower to repay a real estate debt security secured by an income-producing property depends primarily upon the successful operation of the property, rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the real estate debt security may be impaired. A property’s net operating income can be affected by, among other things:

•	increased costs, added costs imposed by franchisors for improvements or operating changes required, from time to time, under the franchise agreements;

•	property management decisions;

•	property location and condition;

•	competition from comparable types of properties;

•	changes in specific industry segments;

•	declines in regional or local real estate values, or occupancy rates; and

•	increases in interest rates, real estate tax rates and other operating expenses.

We bear the risks of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the real estate debt security, which could have a material adverse effect on our cash flow from operations and limit amounts available for distribution to our stockholders. In the event of the bankruptcy of a real estate debt security borrower, the real estate debt security to that borrower will be deemed to be collateralized only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the real estate debt security will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a real estate debt security can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed real estate debt security. We also may be forced to foreclose on certain properties, be unable to sell these properties and be forced to incur substantial expenses to improve operations at the property.

U.S. Federal Income Tax Risks

Failure to maintain our qualification as a REIT would adversely affect our operations and our ability to make distributions.

We qualified and elected to be taxed as a REIT for federal income tax purposes. In order for us to maintain our qualification as a REIT, we must satisfy certain requirements set forth in the Code and Treasury Regulations and various factual matters and circumstances that are not entirely within our control. We intend to structure our activities in a manner designed to satisfy all of these requirements. However, if certain of our operations were to be recharacterized by the IRS, such recharacterization could jeopardize our ability to satisfy all of the requirements for qualification as a REIT.

If we fail to maintain our qualification as a REIT for any taxable year, we will be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. Further, distributions to stockholders would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax. Our failure to continue to qualify as a REIT would adversely affect the return on your investment.

To maintain our qualification as a REIT, we must meet annual distribution requirements, which may result in us distributing amounts that may otherwise be used for our operations and could result in our inability to acquire appropriate assets.

To maintain the favorable tax treatment afforded to REITs under the Code, we are required each year to distribute to our stockholders at least 90% of our REIT taxable income (excluding net capital gain), determined without regard to the deduction for distributions paid. We will be subject to U.S. federal income tax on our undistributed taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (i) 85% of our ordinary income, (ii) 95% of our capital gain net income and (iii) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on investments in real estate assets and it is possible that we might be required to borrow funds, possibly at unfavorable rates, or sell assets to fund these distributions. In addition, we could pay part of these required distributions in shares of our common stock, which would result in shareholders having tax liabilities from such distributions in excess of the cash they receive. The treatment of such taxable share distributions is not clear, and it is possible the taxable share distribution will not count towards our distribution requirement, in which case adverse consequences could apply. Although we intend to make distributions sufficient to meet the annual distribution requirements and to avoid U.S. federal income and excise taxes on our earnings, it is possible that we might not always be able to do so.

Our stockholders may have current tax liability on distributions they elect to reinvest in our common stock but would not receive cash from such distributions and therefore our stockholders would need to use funds from another source to pay such tax liability.

If stockholders participate in our distribution reinvestment plan, they will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in common stock to the extent the amount reinvested was not a tax-free return of capital. As a result, unless stockholders are a tax-exempt entity, they may have to use funds from other sources to pay their respective tax liability on the distributions reinvested in our shares.

Certain of our business activities are potentially subject to the prohibited transaction tax, which could reduce the return on our stockholders’ investment.

Our ability to dispose of property during the first few years following acquisition is restricted to a substantial extent as a result of our REIT status. Whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. Properties we own, directly or through any subsidiary entity, including our Operating Partnership, but generally excluding our taxable REIT subsidiaries, may, depending on how we conduct our operations, be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business. Under applicable provisions of the Code regarding prohibited transactions by REITs, we would be subject to a 100% excise tax on any gain recognized on the sale or other disposition of any property (other than foreclosure property) that we own, directly or through any subsidiary entity, including our Operating Partnership, but generally excluding our taxable REIT subsidiaries, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of trade or business. Any taxes we pay would reduce our cash available for distribution to our stockholders.

In certain circumstances, we may be subject to U.S. federal, state and local income taxes as a REIT, which would reduce our cash available for distribution to our stockholders.

Even as a REIT, we may be subject to U.S. federal, state and local income taxes. For example, net income from the sale of properties that are “dealer” properties sold by a REIT (a “prohibited transaction” under the Code) will be subject to a 100% excise tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We also may decide to retain net capital gain we earn from the sale or other disposition of our property and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. Further, a 100% excise tax would be imposed on certain transactions between us and any potential taxable REIT subsidiaries that are not conducted on an arm’s-length basis. We also may be subject to state and local taxes on our income or property, either directly or at the level of our Operating Partnership or at the level of the other companies through which we indirectly own our assets. Any taxes we pay would reduce our cash available for distribution to our stockholders.

The use of taxable REIT subsidiaries, which may be required for REIT qualification purposes, would increase our overall tax liability and thereby reduce our cash available for distribution to our stockholders.

Some of our assets (e.g., qualified healthcare properties) may need to be owned by, or operations may need to be conducted through, one or more taxable REIT subsidiaries. Any of our taxable REIT subsidiaries would be subject to U.S. federal, state and local income tax on its taxable income. The after-tax net income of our taxable REIT subsidiaries would be available for distribution to us. Further, we would incur a 100% excise tax on transactions with our taxable REIT subsidiaries that are not conducted on an arm’s-length basis. For example, to the extent that the rent paid by one of our taxable REIT subsidiaries exceeds an arm’s length rental amount, such amount would be potentially subject to a 100% excise tax. While we intend that all transactions between us and our taxable REIT subsidiaries would be conducted on an arm’s-length basis, and therefore, any amounts paid by our taxable REIT subsidiaries to us would not be subject to the excise tax, no assurance can be given that no excise tax would arise from such transactions.

Complying with REIT requirements may force us to forgo and/or liquidate otherwise attractive investment opportunities.

To maintain our qualification as a REIT, we must ensure that we meet the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and certain kinds of mortgage-related securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer. No more than 20% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries, and not more than 25% of the value of our assets may consist of “non-qualified publicly offered REIT debt investments.” If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio or not make otherwise attractive investments in order to maintain our qualification as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status, which would subject us to U.S. federal income tax at corporate rates, which would reduce the amounts available for distribution to our stockholders.

We have and may continue to enter into sale-leaseback transactions, pursuant to which we will purchase properties and lease them back to the sellers of such properties. While we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a “true lease,” thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes, the IRS could challenge such characterization. In the event that any such sale-leaseback is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the REIT qualification asset tests or income tests and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated, which also might cause us to fail to meet the annual distribution requirement for a taxable year.

If our leases are not considered as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT.

To qualify as a REIT, we must satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, such as “rents from real property.” In order for rent paid to us to qualify as “rents from real property” for purposes of the REIT gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, joint ventures, or some other type of arrangement. If our leases are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT, which would materially adversely impact the value of an investment in our securities and in our ability to pay dividends to our stockholders.

The lease of our properties to a TRS is subject to special requirements.

Under the provisions of the REIT Investment Diversification and Empowerment Act of 2007 (“RIDEA”), we may lease certain “qualified health care properties” to a TRS (or a limited liability company of which a TRS is a member). The TRS in turn would contract with a third party operator to manage the health care operations at these properties. The rents paid by a TRS in this structure would be treated as qualifying rents from real property for purposes of the REIT requirements only if (i) they are paid pursuant to an arm’s-length lease of a qualified health care property and (ii) the operator qualifies as an “eligible independent contractor” with respect to the property. An operator will qualify as an eligible independent contractor if it meets certain ownership tests with respect to us, and if, at the time the operator enters into the property management agreement, the operator is actively engaged in the trade or business of operating qualified health care properties for any person who is not a related person to us or the TRS. If any of the above conditions were not satisfied, then the rents would not be considered income from a qualifying source for purposes of the REIT rules, which could cause us to incur penalty taxes or to fail to qualify as a REIT.

Legislative or regulatory action could adversely affect the returns to our investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect our taxation and our ability to continue to qualify as a REIT or the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. Our stockholders are urged to consult with their tax advisor with respect to the impact of recent legislation on their investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares.

Although REITs generally receive better tax treatment than entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a regular corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a regular corporation, without the vote of our stockholders. Our board of directors has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interests of our stockholders.

In addition, on December 22, 2017, the Tax Cuts and Jobs Act was signed into law. The Tax Cuts and Jobs Act made significant changes to the U.S. federal income tax rules for taxation of individuals and businesses, generally effective for taxable years beginning after December 31, 2017. In addition to reducing corporate and individual tax rates, the Tax Cuts and Jobs Act eliminates or restricts various deductions. Most of the changes applicable to individuals are temporary and apply only to taxable years beginning after December 31, 2017, and before January 1, 2026. The Tax Cuts and Jobs Act made numerous changes to the tax rules that do not affect the REIT qualification rules directly, but may otherwise affect us or our stockholders.

While the changes in the Tax Cuts and Jobs Act generally appear to be favorable with respect to REITs, the extensive changes to non-REIT provisions in the Internal Revenue Code may have unanticipated effects on us or our stockholders. Moreover, Congressional leaders have recognized that the process of adopting extensive tax legislation in a short amount of time without hearings and substantial time for review is likely to have led to drafting errors, issues needing clarification and unintended consequences that will have to be revisited in subsequent tax legislation. At this point, it is not clear if or when Congress will address these issues or when the IRS will issue administrative guidance on the changes made in the Tax Cuts and Jobs Act.

We urge you to consult with your own tax advisor with respect to the status of the Tax Cuts and Jobs Act and other legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

Dividends payable by REITs generally are subject to a higher tax rate than regular corporate dividends under current law.

The maximum U.S. federal income tax rate for “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates generally is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates for qualified dividends and are taxed at ordinary income rates (but under the Tax Cuts and Jobs Act, U.S. stockholders that are individuals, trusts and estates generally may deduct 20% of ordinary dividends from a REIT for taxable years beginning after December 31, 2017, and before January 1, 2026). Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the reduced rates continue to apply to regular corporate qualified dividends, investors that are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the shares of REITs, including our common stock.

If our Operating Partnership fails to maintain its status as a partnership, its income may be subject to taxation, which would reduce the cash available to us for distribution to our stockholders, and threaten our ability to remain qualified as a REIT.

We intend to maintain the status of our Operating Partnership as a partnership for U.S. federal income tax purposes. However, if the IRS were to successfully challenge the status of our Operating Partnership as a partnership for such purposes, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that our Operating Partnership could make to us. This would also result in our losing REIT status, and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to pay distributions and the yield on our stockholders’ investment. In addition, if any of the partnerships or limited liability companies through which our Operating Partnership owns its properties, in whole or in part, loses its characterization as a partnership for U.S. federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to our Operating Partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain REIT status.

Foreign purchasers of our common stock may be subject to FIRPTA tax upon the sale of their shares or upon the payment of a capital gain dividend, which would reduce any gains they would otherwise have on their investment in our shares.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to the Foreign Investment in Real Property Tax Act of 1980, as amended, or FIRPTA, on the gain recognized on the disposition. However, certain foreign pension plans and certain foreign publicly traded entities are exempt from FIRPTA withholding. Further, such FIRPTA tax does not apply to the disposition of stock in a REIT if the REIT is “domestically controlled.” A REIT is “domestically controlled” if less than 50% of the REIT’s stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT’s existence. We cannot assure our stockholders that we will qualify as a “domestically controlled” REIT. If we were to fail to so qualify, any gain realized by foreign investors on a sale of our shares would be subject to FIRPTA tax, unless our shares were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock.

A foreign investor also may be subject to FIRPTA tax upon the payment of any capital gain dividend by us, which dividend is attributable to gain from sales or exchanges of U.S. real property interests.

Employee Benefit Plan, IRA, and Other Tax-Exempt Investor Risks

We, and our stockholders that are employee benefit plans, IRAs, annuities described in Sections 403(a) or (b) of the Code, Archer MSAs, health savings accounts, Coverdell education savings accounts, and other arrangements that are subject to ERISA or Section 4975 of the Code (referred to generally as “Benefit Plans and IRAs”) will be subject to risks relating specifically to our having such Benefit Plan and IRA stockholders, which risks are discussed below.

If a stockholder that is a Benefit Plan or IRA fails to meet the fiduciary and other standards under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or the Code as a result of an investment in shares of our common stock, such stockholder could be subject to civil penalties (and criminal penalties, if the failure is willful).

There are special considerations that apply to Benefit Plans and IRAs investing in shares of our common stock. Stockholders that are Benefit Plans and IRAs should consider:

•	whether the investment is consistent with the applicable provisions of ERISA and the Code, or any other applicable governing authority in the case of a plan not subject to ERISA or the Code;

•	whether the investment is made in accordance with the documents and instruments governing the Benefit Plan or IRA, including any investment policy;

•	whether the investment satisfies the prudence, diversification and other requirements of Sections 404(a) of ERISA or any similar rule under other applicable laws or regulations;

•	whether the investment will impair the liquidity needs, the minimum and other distribution requirements, or tax withholding requirements of the Benefit Plan or IRA that may be applicable;

•	whether the investment will constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any similar rule under other applicable laws or regulations;

•	whether the investment will produce or result in “unrelated business taxable income” or UBTI, as defined in Sections 511 through 514 of the Code, to the Benefit Plan or IRA;

•

whether the investment will impair the Benefit Plan’s or IRA’s need to value its assets annually (or more frequently) in accordance with ERISA, the Code, and the applicable provisions of the Benefit Plan or IRA; and

•	whether the investment will cause our assets to be treated as “plan assets” of the Benefit Plan or IRA.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA, the Code, or other applicable statutory or common law may result in the imposition of civil and criminal (if the violation is willful) penalties, and can subject the fiduciary to equitable remedies. In addition, if an investment in our common stock constitutes a prohibited transaction under ERISA or the Code, the “party-in-interest” (within the meaning of ERISA) or “disqualified person” (within the meaning of the Code) who authorized or directed the investment may have to compensate the plan for any losses the plan suffered as a result of the transaction or restore to the plan any profits made by such person as a result of the transaction, or may be subject to excise taxes with respect to the amount involved. In the case of a prohibited transaction involving an IRA, the IRA may be disqualified and all of the assets of the IRA may be deemed distributed and subject to tax.

In addition to considering their fiduciary responsibilities under ERISA and the prohibited transaction rules of ERISA and the Code, stockholders that are Benefit Plans and IRAs should consider the effect of the plan assets regulation, U.S. Department of Labor Regulation Section 2510.3-101, as modified by ERISA Section 3(42). To avoid our assets from being considered “plan assets” under the plan assets regulation, our charter prohibits “benefit plan investors” from owning 25% or more of the shares of our common stock prior to the time that the common stock qualifies as a class of publicly-offered securities, within the meaning of the plan assets regulation. However, we cannot assure our stockholders that those provisions in our charter will be effective in limiting benefit plan investors’ ownership to less than the 25% limit. For example, the limit could be unintentionally exceeded if a benefit plan investor misrepresents its status as a benefit plan investor. If our underlying assets were to be considered plan assets of a benefit plan investor subject to ERISA, (i) we would be an ERISA fiduciary and subject to certain fiduciary requirements of ERISA with which it would be difficult for us to comply and (ii) we could be restricted from entering into favorable transactions if the transaction, absent an exemption, would constitute a prohibited transaction under ERISA or the Code. Even if our assets are not considered to be “plan assets,” a prohibited transaction could occur if we or any of our affiliates is a fiduciary (within the meaning of ERISA) of a Benefit Plan or IRA stockholder.

Due to the complexity of these rules and the potential penalties that may be imposed, it is important that stockholders that are Benefit Plans and IRAs consult with their own advisors regarding the potential applicability of ERISA, the Code and any similar applicable law.

Stockholders that are Benefit Plans and IRAs may be limited in their ability to withdraw required minimum distributions as a result of an investment in shares of our common stock.

If Benefit Plans or IRAs invest in our common stock, the Code may require such plan or IRA to withdraw required minimum distributions in the future. Our stock will be highly illiquid, and our share repurchase program only offers limited liquidity. If a Benefit Plan or IRA requires liquidity, it may generally sell its shares, but such sale may be at a price less than the price at which such plan or IRA initially purchased its shares of our common stock. If a Benefit Plan or IRA fails to make required minimum distributions, as required, it may be subject to certain taxes and tax penalties.

Specific rules apply to foreign, governmental and church plans.

As a general rule, certain employee benefit plans, including foreign pension plans, governmental plans established or maintained in the United States (as defined in Section 3(32) of ERISA), and certain church plans (as defined in Section 3(33) of ERISA), are not subject to ERISA’s requirements and are not “benefit plan investors” within the meaning of the plan assets regulation. Any such plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Code may nonetheless be subject to the prohibited transaction rules set forth in Section 503 of the Code and, under certain circumstances in the case of church plans, Section 4975 of the Code. Also, some foreign plans and governmental plans may be subject to foreign, state, or local laws which are, to a material extent, similar to the provisions of ERISA or Section 4975 of the Code. Each fiduciary of a plan subject to any such similar law should make its own determination as to the need for, and the availability of, any exemption relief.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal executive offices are located at 4890 West Kennedy Blvd., Suite 650, Tampa, Florida 33609. We do not have an address separate from our Advisor or our Sponsor.

As of December 31, 2018, we owned a healthcare portfolio of 30 real estate investments, consisting of 61 properties, located in 32 MSAs, comprising 2.6 million gross rentable square feet of commercial space, including the square footage of buildings which are situated on land subject to a ground lease. As of December 31, 2018, 57 of the real estate properties with leases in-place were single-tenant commercial properties, two of the real estate properties with leases in-place were multi-tenant commercial properties and two real estate properties were vacant. As of December 31, 2018, 92% of our rental square feet was leased with a weighted average remaining lease term of 12.1 years. As of December 31, 2018, we had $36,289,000 outstanding principal in notes payable secured by certain of our properties and the related tenant leases. As of December 31, 2018, we had a total unencumbered pool availability under the unsecured credit facility of $311,879,000, an aggregate outstanding principal balance of $190,000,000 and $121,879,000 was available to be drawn. See Part IV, Item 15. “Exhibits, Financial Statement Schedules—Schedule III—Real Estate Assets and Accumulated Depreciation,” of this Annual Report on Form 10-K for a detailed listing of our properties.

Property Statistics

The following table shows the property statistics of our real estate portfolio as of December 31, 2018:

Real Estate Investments	MSA	Type of Property	Number of Properties	Date Acquired	Year Built		Physical Occupancy	Leased Sq Ft		Encumbrances $ (in thousands)
St. Louis Surgical Center	St. Louis, MO-IL	Healthcare	1	02/09/2012	2005		100.0%	21,823		$—	(11)
Stonegate Medical Center	Austin-Round Rock, TX	Healthcare	1	03/30/2012	2008		100.0%	27,375	(1)	—	(11)
HPI Integrated Medical Facility	Oklahoma City, OK	Healthcare	1	06/28/2012	2007		100.0%	34,970		—	(11)
Baylor Medical Center	Dallas-Ft. Worth-Arlington, TX	Healthcare	1	08/29/2012	2010		100.0%	62,390		17,923
Vibra Denver Hospital	Denver-Aurora-Lakewood, CO	Healthcare	1	09/28/2012	1962	(2)	100.0%	131,210		—	(11)
Vibra New Bedford Hospital	Providence-Warwick, RI-MA	Healthcare	1	10/22/2012	1942		100.0%	70,657		—	(11)
Houston Surgery Center	Houston-The Woodlands-Sugar Land, TX	Healthcare	1	11/28/2012	1998	(3)	100.0%	14,000		—	(11)
Akron General Medical Center	Akron, OH	Healthcare	1	12/28/2012	2012		100.0%	98,705		—	(11)
Grapevine Hospital	Dallas-Ft. Worth-Arlington, TX	Healthcare	1	02/25/2013	2007		100.0%	61,400		—
Wilkes-Barre Healthcare Facility	Scranton-Wilkes-Barre-Hazleton, PA	Healthcare	1	05/31/2013	2012		100.0%	15,996		—	(11)
Fresenius Healthcare Facility	Elkhart-Goshen, IN	Healthcare	1	06/11/2013	2010		100.0%	15,462		—	(11)
Physicians’ Specialty Hospital	Fayetteville-Springdale-Rogers, AR-MO	Healthcare	1	06/28/2013	1994	(4)	100.0%	55,740		—	(11)
Christus Cabrini Surgery Center	Alexandria, LA	Healthcare	1	07/31/2013	2007		100.0%	15,600		—	(11)
Valley Baptist Wellness Center	Brownsville-Harlingen, TX	Healthcare	1	08/16/2013	2007		100.0%	38,111		—
Akron General Integrated Medical Facility	Akron, OH	Healthcare	1	08/23/2013	2013		100.0%	38,564		—	(11)
Legent Orthopedic and Spine Hospital (12)	San Antonio-New Braunfels, TX	Healthcare	1	08/29/2013	2013		100.0%	82,316		—
Post Acute/Warm Springs Rehab Hospital of Westover Hills	San Antonio-New Braunfels, TX	Healthcare	1	09/06/2013	2012		100.0%	50,000		—	(11)
Warm Springs Rehabilitation Hospital	San Antonio-New Braunfels, TX	Healthcare	1	11/27/2013	1987		100.0%	113,136		—	(11)
Lubbock Heart Hospital	Lubbock, TX	Healthcare	1	12/20/2013	2003		100.0%	102,143		18,366	(16)
Walnut Hill Medical Center	Dallas-Ft. Worth-Arlington, TX	Healthcare	1	02/25/2014	1983	(5)	—%	—		—
Cypress Pointe Surgical Hospital	Hammond, LA	Healthcare	1	03/14/2014	2006		100.0%	63,000		—	(11)
UTMB Health Clear Lake Campus (17)	Houston-The Woodlands-Sugar Land, TX	Healthcare	1	07/11/2014	2014		100.0%	373,070		—
Rhode Island Rehabilitation Healthcare Facility	Providence-Warwick, RI-MA	Healthcare	1	08/28/2014	1965	(6)	100.0%	92,944		—	(11)
Select Medical Portfolio	(7)	Healthcare	3	08/29/2014	(7)		100.0%	166,414		—	(11)
San Antonio Healthcare Facility (13)	San Antonio-New Braunfels, TX	Healthcare	1	09/12/2014	(8)		81.3%	47,091		—	(11)
Dermatology Associates of Wisconsin Portfolio	(9)	Healthcare	9	09/15/2014	(9)		100.0%	88,114		—	(11)
Lafayette Surgical Hospital	Lafayette, LA	Healthcare	1	09/19/2014	2004		100.0%	73,824		—	(11)
Landmark Hospital of Savannah	Savannah, GA	Healthcare	1	01/15/2015	2014		100.0%	48,184		—	(11)
21st Century Oncology Portfolio	(10)	Healthcare	18	(10)	(10)		96.6%	200,132	(15)	—	(11)
Post Acute Medical Portfolio	(14)	Healthcare	5	05/23/2016	(14)		100.0%	158,105		—	(11)

			61					2,360,476		$36,289

(1)	Effective February 28, 2019, a tenant which leased 9,100 square feet at the Stonegate Medical Center terminated its lease and vacated the property.
(2)	The Vibra Denver Hospital was renovated in 1985.
(3)	The Houston Surgery Center was renovated in 2012.
(4)	The Physicians’ Specialty Hospital was renovated in 2009.
(5)	The Walnut Hill Medical Center was renovated in 2013.
(6)	The Rhode Island Rehabilitation Healthcare Facility was renovated in 1999.
(7)	The Select Medical Portfolio consists of the following three properties:

Property Description	MSA	Year Built
Select Medical—Akron	Akron, OH	2008
Select Medical—Frisco	Dallas-Ft. Worth-Arlington, TX	2010
Select Medical—Bridgeton	St. Louis, MO-IL	2012

(8)	The San Antonio Healthcare Facility was redeveloped in 2017.
(9)	The Dermatology Associates of Wisconsin Portfolio consists of the following nine properties:

Property Description	MSA	Year Built
Dermatology Assoc-Randolph Ct	Green Bay, WI	2003
Dermatology Assoc-Murray St	Green Bay, WI	2008
Dermatology Assoc-N Lightning Dr	Appleton, WI	2011
Dermatology Assoc-Development Dr	Green Bay, WI	2010
Dermatology Assoc-York St	Green Bay, WI	1964
Dermatology Assoc-Scheuring Rd	Green Bay, WI	2005
Dermatology Assoc-Riverview Dr	Green Bay, WI	2011
Dermatology Assoc-State Rd 44	Oshkosh-Neenah, WI	2010
Dermatology Assoc-Green Bay Rd	Green Bay, WI	2007

(10)	The 21st Century Oncology Portfolio consists of the following 18 properties:

Property Description	MSA	Date Acquired	Year Built
21st Century Oncology-Yucca Valley	Riverside-San Bernardino-Ontario, CA	3/31/2015	2009
21st Century Oncology-Rancho Mirage	Riverside-San Bernardino-Ontario, CA	3/31/2015	2008
21st Century Oncology-Palm Desert	Riverside-San Bernardino-Ontario, CA	3/31/2015	2005
21st Century Oncology-Santa Rosa Beach	Crestview-Fort Walton Beach-Destin, FL	3/31/2015	2003
21st Century Oncology-Crestview	Crestview-Fort Walton Beach-Destin, FL	3/31/2015	2004
21st Century Oncology-Fort Walton Beach	Crestview-Fort Walton Beach-Destin, FL	3/31/2015	2005
21st Century Oncology-Bradenton	North Port-Sarasota-Bradenton, FL	3/31/2015	2002
21st Century Oncology-Fort Myers I	Cape Coral-Fort Myers, FL	3/31/2015	1999
21st Century Oncology-Fort Myers II	Cape Coral-Fort Myers, FL	3/31/2015	2010
21st Century Oncology-Bonita Springs	Cape Coral-Fort Myers, FL	3/31/2015	2002
21st Century Oncology-Lehigh Acres	Cape Coral-Fort Myers, FL	3/31/2015	2002
21st Century Oncology-Jacksonville	Jacksonville, FL	3/31/2015	2009
21st Century Oncology-Frankfort	Lexington-Fayette, KY	3/31/2015	1993
21st Century Oncology-Las Vegas	Las Vegas-Henderson-Paradise, NV	3/31/2015	2007
21st Century Oncology-Henderson	Las Vegas-Henderson-Paradise, NV	3/31/2015	2000
21st Century Oncology-Fairlea	Hagerstown-Martinsburg, MD-WV	3/31/2015	1999
21st Century Oncology-El Segundo	Los Angeles-Long Beach-Anaheim, CA	4/20/2015	2009
21st Century Oncology-Lakewood Ranch	North Port-Sarasota-Bradenton, FL	4/20/2015	2008

(11)

Property is under the unsecured credit facility’s unencumbered pool availability. As of December 31, 2018, 53 commercial properties were under the unsecured credit facility’s unencumbered pool availability and we had $190,000,000 principal amount outstanding thereunder. 17 of the 18 properties in the 21st Century Oncology Portfolio are under the unsecured credit facility’s unencumbered pool availability.

(12)	Formerly known as the Cumberland Surgical Hospital and Victory Medical Center Landmark.
(13)	Formerly known as the Victory IMF.

(14)	The Post Acute Medical Portfolio consists of the following five properties:

Property Description	MSA	Date Acquired	Year Built
Post Acute Medical—Victoria I	Victoria, TX	5/23/2016	2013
Post Acute Medical—Victoria II	Victoria, TX	5/23/2016	1998
Post Acute Medical—New Braunfels	San Antonio-New Braunfels, TX	5/23/2016	2007
Post Acute Medical—Covington	New Orleans-Metairie, LA	5/23/2016	1984
Post Acute Medical—Hammond	Hammond, LA	5/23/2016	2004

(15)	One of the 18 properties in the 21st Century Oncology Portfolio, comprising 7,107 rentable square feet, was vacant as of December 31, 2018.
(16)	This loan was repaid at maturity on January 25, 2019.
(17)	Formerly known as the Bay Area Regional Medical Center.

We believe the properties are adequately covered by insurance and are suitable for their respective intended purpose. Real estate assets, other than land, are depreciated on a straight-line basis over each asset’s useful life.

Leases

Although there are variations in the specific terms of the leases of our portfolio, the following is a summary of the general structure of our leases. Generally, the leases of our properties provide for initial terms ranging from 10 to 20 years. As of December 31, 2018, the weighted average remaining lease term of our properties was 12.1 years. The properties generally are leased under net leases pursuant to which the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance. Certain leases provide for fixed increases in rent. Generally, the property leases provide the tenant with one or more multi-year renewal options, subject to generally the same terms and conditions as the initial lease term.

The following table shows lease expirations of our real properties based on annualized contractual base rent as of December 31, 2018 and for each of the next ten years ending December 31 and thereafter, as follows:

Year of Lease Expiration	Total Number of Leases	Leased Sq Ft	Annualized Contractual Base Rent (in thousands)(1) (2)	Percentage of Annualized Contractual Base Rent
2019	1	9,100	$342	0.4%
2020	—	—	—	—%
2021	—	—	—	—%
2022	—	—	—	—%
2023	1	54,000	2,126	2.8%
2024	10	104,110	2,973	4.0%
2025	4	168,331	4,897	6.5%
2026	2	18,275	599	0.8%
2027	—	—	—	—%
2028	—	—	—	—%
Thereafter	30	2,006,660	64,298	85.5%

	48	2,360,476	$75,235	100.0%

(1)	Effective February 28, 2019, a tenant which leased 9,100 square feet at the one of our properties terminated its lease and vacated the property.
(2)	Annualized base rent is based on contractual base rent from leases in effect as of December 31, 2018.

Indebtedness

For a discussion of our indebtedness, see Note 9—“Notes Payable,” Note 10—“Unsecured Credit Facility,” and Note 14—“Derivative Instruments and Hedging Activities” to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

Item 3. Legal Proceedings.

We are not aware of any material pending legal proceedings to which we are a party or to which our properties are the subject. See Note 18—“Commitments and Contingencies” to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

As of March 18, 2019, we had approximately 180.6 million shares of common stock outstanding, held by a total of 39,275 stockholders of record. The number of stockholders is based on the records of DST Systems, Inc., who serves as our registrar and transfer agent. There is no established trading market for our common stock. Therefore, there is a risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder, or at all. Unless and until our shares are listed on a national securities exchange, we do not expect that a public market for the shares will develop. Through February 14, 2018, the offering price for the shares in the Third DRIP Offering was $9.26 per share. Commencing on February 15, 2018 and through September 30, 2018, the offering price for the shares in the Third DRIP Offering was $6.26 per share. Effective October 1, 2018, we are offering shares of our common stock to our stockholders pursuant to the Third DRIP Offering at a price of $5.33 per share, which is the Estimated Per Share NAV, as determined by our board of directors on September 27, 2018.

Pursuant to the terms of our charter, certain restrictions are imposed on the ownership and transfer of shares.

To assist the FINRA members and their associated persons that participated in our public offering of common stock, pursuant to NASD Conduct Rule 2340, we disclose in each annual report distributed to stockholders a per share estimated value of the shares, the method by which it was developed, and the date of the data used to develop the estimated value. In addition, our Advisor will prepare annual statements of estimated share values to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports relating to an investment in our shares. For these purposes, the Estimated Per Share NAV of our common shares was $5.33 per share. The Estimated Per Share NAV was approved by our board of directors, at the recommendation of the Audit Committee, on September 27, 2018. The Estimated Per Share NAV of common stock is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on a diluted basis, calculated as of June 30, 2018.

The Estimated Per Share NAV was determined after consultation with the Advisor and Robert A. Stanger & Co, Inc., an independent third-party valuation firm, the engagement of which was approved by the Audit Committee. The Audit Committee, pursuant to authority delegated by our board of directors, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine the Estimated Per Share NAV, the consistency of the valuation and appraisal methodologies with real estate industry standards and practices and the reasonableness of the assumptions used in the valuations and appraisals. The valuation was performed in accordance with the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association, or the IPA, in April 2013, in addition to SEC guidance. FINRA rules provide no guidance on the methodology an issuer must use to determine its estimated value per share. As with any valuation methodology, our independent valuation firm’s methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The Estimated Per Share NAV is not audited and does not represent the fair value of our assets or liabilities according to GAAP. Accordingly, with respect to the Estimated Per Share NAV, we can give no assurance that:

•	a stockholder would be able to resell his or her shares at the Estimated Per Share NAV;

•	stockholder would ultimately realize distributions per share equal to the Estimated Per Share NAV upon liquidation of our assets and settlement of our liabilities or a sale of the company;

•	our shares of common stock would trade at the Estimated Per Share NAV on a national securities exchange;

•	an independent third-party appraiser or other third-party valuation firm would agree with the Estimated Per Share NAV; or

•	the methodology used to estimate the Estimated Per Share NAV would be acceptable to FINRA or for compliance with ERISA reporting requirements.

Further, the value of our shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets. We expect to engage an independent valuation firm to update the Estimated Per Share NAV at least annually.

For a full description of the methodologies used to value our assets and liabilities in connection with the calculation of the Estimated Per Share NAV, see our Current Report on Form 8-K filed with the SEC on October 1, 2018.

Share Repurchase Program

Our board of directors has adopted a share repurchase program that enables our stockholders to request to sell their shares to us in limited circumstances. Our share repurchase program permits stockholders to request to sell their shares back to us after they have held them for at least one year, subject to the significant conditions and limitations described below. Repurchase of shares of our common stock is at the sole discretion of our board of directors. In addition, our board of directors has the right, in its sole discretion, to waive such holding requirement in the event of the death or qualifying disability of a stockholder, or other involuntary exigent circumstances, such as bankruptcy, or a mandatory requirement under a stockholder’s IRA.

We will limit the number of shares repurchased during any calendar year to 5.0% of the number of shares of our common stock outstanding on December 31st of the previous calendar year, or the 5.0% Annual Limitation. In addition, the share repurchase program provides that all repurchases during any calendar year, including those upon death or a qualifying disability of a stockholder, are limited to those that can be funded with equivalent reinvestments pursuant to the DRIP during the prior calendar year and other operating funds, if any, as the board of directors, in its sole discretion, may reserve for this purpose.

On April 30, 2018, we filed a Current Report on Form 8-K announcing that we had reached the 5.0% Annual Limitation, and that we would not be able to fully process all repurchase requests for the month of April 2018. We processed repurchase requests received between March 27, 2018 and April 24, 2018, in the manner described below, but did not process any further repurchase requests for the remainder of the year ending December 31, 2018. For repurchase requests received by us between March 27, 2018 and April 24, 2018, shares were repurchased as follows: (i) first, pro rata as to repurchases upon the death of a stockholder; (ii) next, pro rata as to repurchases to stockholders who demonstrate, in the discretion of the board of directors, another involuntary exigent circumstance, such as bankruptcy; (iii) next, pro rata as to repurchases to stockholders subject to a mandatory distribution requirement under such stockholder’s individual retirement account; and (iv) finally, pro rata as to all other repurchase requests.

If we do not repurchase all of the shares for which repurchase requests were submitted in any quarter, all outstanding repurchase requests will automatically roll over to the subsequent quarter and priority will be given to the repurchase requests in the subsequent quarter as provided above. A stockholder or his or her estate, heir or beneficiary, as applicable, may withdraw a repurchase request in whole or in part at any time up to five business days prior to the next quarter Repurchase Date, as defined below.

The prices at which we repurchased our shares of common stock during 2018, were based on the most recent estimated per share NAV, which effective February 15, 2018, was $6.26, and the period of time each stockholder has held its shares.

On July 30, 2018, we filed a Current Report on Form 8-K announcing our board of directors approved and adopted the First Amended and Restated Share Repurchase Program. Subsequently, on October 25, 2018, we

filed a Current Report on Form 8-K announcing that our board of directors approved and adopted the Second Amended and Restated Share Repurchase Program. We refer to the First Amended and Restated Share Repurchase Program and the Second Amended and Restated Share Repurchase Program collectively as the Amended & Restated SRP.

The Amended & Restated SRP provides that we will repurchase shares on a quarterly, instead of monthly, basis. For shares to be eligible for repurchase, we must receive a written purchase request at least five business days prior to the first day of the quarter in which the stockholder or his or her estate, heir or beneficiary, as applicable, requests a repurchase of his or her or its shares. We will either accept or reject a repurchase request by the first day of each quarter, and will process accepted repurchase requests on or about the tenth day of such quarter, or the Repurchase Date. If a repurchase request is granted, we or our agent will send the repurchase amount to each stockholder, estate, heir or beneficiary on or about the Repurchase Date.

The Company will limit the number of shares repurchased each quarter pursuant to the Amended & Restated SRP as follows:

•	on the first quarter Repurchase Date, we will not repurchase in excess of 2.0% of the number of shares outstanding as of December 31 of the prior calendar year;

•	on the second quarter Repurchase Date, we will not repurchase in excess of 1.0% of the number of shares outstanding as of December 31 of the prior calendar year;

•	on the third quarter Repurchase Date, we will not repurchase in excess of 1.0% of the number of shares outstanding as of December 31 of the prior calendar year; and

•	on the fourth quarter Repurchase Date, we will not repurchase in excess of 1.0% of the number of shares outstanding as of December 31 of the prior calendar year.

In the event we do not meet an applicable quarterly share repurchase limitation, we will increase the share limitation in the next quarter and continue to adjust the quarterly share limitations in accordance with the 5.0% Annual Limitation. The Amended & Restated SRP became effective with share repurchases in 2019.

Our common stock currently is not listed on a national securities exchange and we will not seek to list our stock unless our independent directors believe that the listing of our stock would be in the best interest of our stockholders. In order to provide stockholders with limited, interim liquidity, stockholders who have beneficially held their shares for at least one year may present all or a portion of the holder’s shares to us for repurchase at any time in accordance with the procedures outlined below. At that time, we may, subject to the conditions and limitations described below, purchase the shares presented for repurchase for cash to the extent that we have sufficient funds available to us to fund such repurchase. Prior to the time, if any, that our shares are listed on a national securities exchange, our share repurchase program, as described below, may provide eligible stockholders with limited, interim liquidity by enabling them to sell shares back to us, subject to restrictions and applicable law. On September 27, 2018, our board of directors, at the recommendation of the Audit Committee, approved and established an Estimated Per Share NAV of our common stock of $5.33 based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on a fully diluted basis, calculated as of June 30, 2018. Therefore, commencing with share repurchases in January 2019, the repurchase price for all stockholders will be the Estimated Per Share NAV, or $5.33 per share. The Estimated Per Share NAV of our shares should not be viewed as an accurate reflection of the fair market value of our investments nor will they represent the amount of net proceeds that would result from an immediate sale of our assets.

We currently expect to update the Estimated Per Share NAV at least annually.

At any time the repurchase price is determined by any method other than the NAV of the shares, if we have sold property and have made one or more special distributions to our stockholders of all or a portion of the net proceeds from sales, such as the special distribution made on March 16, 2018, the per share repurchase price will be reduced by the net sale proceeds per share distributed to investors prior to the repurchase date. Our board of directors will, in its sole discretion, determine which distributions, if any, constitute a special distribution. While our board of directors does not have specific criteria for determining a special distribution, we expect that future special distributions will only occur upon the sale of property and the subsequent distribution of the net sale proceeds.

A stockholder or his or her estate, heir or beneficiary may present to us fewer than all of the shares then-owned for repurchase. Repurchase requests made (i) on behalf of a deceased stockholder or a stockholder with a qualifying disability; (ii) by a stockholder due to another involuntary exigent circumstance, such as bankruptcy; or (iii) by a stockholder due to a mandatory distribution under such stockholder’s IRA may be made at any time after the occurrence of such event.

A stockholder who wishes to have shares repurchased must mail or deliver to us a written request on a form provided by us and executed by the stockholder, its trustee or authorized agent, which we must receive at least five business days prior to the first day of the quarter in which the stockholder is requesting a repurchase of its shares. An estate, heir or beneficiary that wishes to have shares repurchased following the death of a stockholder must mail or deliver to us a written request on a form provided by us, including evidence acceptable to our board of directors of the death of the stockholder, and executed by the executor or executrix of the estate, the heir or beneficiary, or their trustee or authorized agent, which we must receive at least five business days prior to the first day of the quarter in which the estate, heir, or beneficiary is requesting a repurchase of its shares.

Unrepurchased shares may be passed to an estate, heir or beneficiary following the death of a stockholder. If the shares are to be repurchased under any conditions outlined herein, we will forward the documents necessary to effect the repurchase, including any signature guaranty we may require. Our share repurchase program provides stockholders only a limited ability to redeem shares for cash until a secondary market develops for our shares, at which time the program would terminate. No such market presently exists, and we cannot assure you that any market for your shares will ever develop.

In order for a disability to entitle a stockholder to the special repurchase terms described above, and therefore, be deemed a “qualifying disability” (1) the stockholder would have to receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be repurchased, and (2) such determination of disability would have to be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive (the “Applicable Governmental Agency”). For purposes of this repurchase right, the Applicable Governmental Agencies are limited to the following: (i) if the stockholder paid Social Security taxes and, therefore, could be eligible to receive Social Security disability benefits, then the applicable governmental agency would be the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (ii) if the stockholder did not pay Social Security benefits and, therefore, could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System, or CSRS, then the applicable governmental agency would be the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (iii) if the stockholder did not pay Social Security taxes and, therefore, could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and, therefore, could be eligible to receive military disability benefits, then the applicable governmental agency would be the Department of Veterans Affairs or the agency charged with the responsibility for administering military disability benefits at that time if other than the Department of Veterans Affairs. Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums would not entitle a stockholder to the special repurchase terms described above. Repurchase requests following an award by the applicable governmental agency of disability benefits would have to be accompanied by: (1) the investor’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Department of Veterans Affairs record of disability-related discharge or such other documentation issued by the applicable governmental agency that we would deem acceptable and would demonstrate an award of the disability benefits.

We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

•	disabilities occurring after the legal retirement age; and

•	disabilities that do not render a worker incapable of performing substantial gainful activity.

Therefore, such disabilities would not qualify for the special repurchase terms, except in the limited circumstances when the investor would be awarded disability benefits by the other applicable governmental agencies described above.

Shares we purchase under our share repurchase program will have the status of authorized but unissued shares. Shares we acquire through the share repurchase program will not be reissued unless they are first registered with the SEC under the Securities Act and under appropriate state securities laws or otherwise issued in compliance with such laws.

Our Advisor, directors and their respective affiliates are prohibited from receiving a fee in connection with the share repurchase program.

Our board of directors, in its sole discretion, may suspend (in whole or in part) the share repurchase program at any time, and may amend, reduce, terminate or otherwise change our share repurchase program at any time upon 30 days’ prior notice to our stockholders for any reason it deems appropriate. Additionally, we will be required to discontinue sales of shares under the Third DRIP Offering on the date we sell all of the shares registered for sale under the Third DRIP Offering, unless we file a new registration statement with the SEC and applicable states, or the Third DRIP Offering is terminated by our board of directors. Because the repurchase of shares will be funded with the net proceeds we receive from the sale of shares under the Third DRIP Offering, the discontinuance or termination of the Third DRIP Offering will adversely affect our ability to redeem shares under the share repurchase program. We will notify our stockholders of such development in our next annual or quarterly reports or by means of a separate mailing to stockholders, accompanied by disclosure in a current or periodic report under the Exchange Act.

Our share repurchase program is only intended to provide our stockholders with limited, interim liquidity for their shares until a liquidity event occurs, such as listing of the shares on a national securities exchange or a merger with a listed company. The share repurchase program will be terminated if the shares become listed on a national securities exchange. We cannot guarantee that a liquidity event will occur.

During the year ended December 31, 2018, we repurchased approximately 9,321,000 shares of common stock, for an aggregate purchase price of $64,289,000 (an average of $6.90 per share). Of this amount, we repurchased 12,361 shares from stockholders in accordance with certain agreements with such stockholders, and not in connection with our share repurchase program, for an aggregate purchase price of approximately $77,000. During the year ended December 31, 2017, we repurchased approximately 5,773,000 shares of common stock, for an aggregate purchase price of $57,049,000 (an average of $9.88 per share) under our share repurchase program.

During the three months ended December 31, 2018, we repurchased the following shares of common stock:

Period	Total Number of Shares Repurchased	Average Price Paid per Share	Total Numbers of Shares Purchased as Part of Publicly Announced Plans and Programs	Approximate Dollar Value of Shares Available that may yet be Repurchased under the Program
10/01/2018 - 10/31/2018	7,336	$6.26	—	$—
11/01/2018 - 11/30/2018	—	$—	—	$—
12/01/2018 - 12/31/2018	5,025	$6.26	—	$—

Total	12,361		—

During the three months ended December 31, 2018, we repurchased approximately $77,000 of shares of common stock.

Stockholders

As of March 18, 2019, we had approximately 180,648,000 shares of common stock outstanding held by 39,275 stockholders of record.

Distributions

We are taxed, and qualify, as a REIT for federal income tax purposes. As a REIT, we make distributions each taxable year equal to at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding capital gains). One of our primary goals is to continue to pay monthly distributions to our stockholders. For the year ended December 31, 2018, we paid aggregate distributions of $642,898,000 ($601,079,000 in cash and $41,819,000 reinvested in shares of our common stock pursuant to the DRIP). For the year ended December 31, 2017, we paid aggregate distributions of $130,075,000 ($63,082,000 in cash and $66,993,000 reinvested in shares of our common stock pursuant to the DRIP).

Use of Public Offering Proceeds

As of December 31, 2018, we had issued approximately 203.0 million shares of common stock in our Offerings for gross proceeds of $1,988.6 million, out of which we paid $156.5 million in selling commissions and dealer manager fees, $18.3 million in organization and offering costs and $54.6 million in acquisition related expenses to our Advisor or its affiliates. With the net offering proceeds and associated borrowings, we acquired $2,189.1 million in real estate investments, $117.2 million in real estate-related notes receivable, $46.6 million in notes receivable and $127.1 million in a preferred equity investment as of December 31, 2018. As of December 31, 2018, we had invested $187.1 million in capital improvements related to certain real estate investments.

Item 6. Selected Financial Data.

The following should be read in conjunction with our consolidated financial statements and the notes thereto and Item 1A. “Risk Factors” and Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of results for any future period.

The selected financial data presented below was derived from our consolidated financial statements (amounts in thousands, except shares and per share data):

	As of and for the Year Ended December 31,
Selected Financial Data	2018	2017	2016	2015	2014
Balance Sheet Data:
Total real estate, net	$879,337	$908,188	$1,039,330	$964,052	$800,723
Acquired intangible assets, net	$59,681	$86,938	$94,675	$103,185	$96,232
Cash and cash equivalents	$43,133	$336,500	$42,613	$28,527	$113,093
Preferred equity investment	$—	$—	$—	$127,147	$—
Assets of discontinued operations, net	$401	$213,833	$1,093,465	$1,093,821	$1,118,439
Total assets	$1,023,516	$1,624,599	$2,337,654	$2,382,440	$2,182,961
Notes payable, net	$36,214	$140,602	$172,042	$209,027	$215,777
Credit facility, net	$190,000	$—	$356,211	$290,456	$73,034
Intangible lease liabilities, net	$16,537	$17,555	$18,667	$19,745	$19,961
Liabilities of discontinued operations, net	$13	$5,058	$361,405	$379,375	$324,338
Total liabilities	$260,796	$193,782	$932,710	$920,264	$652,368
Total equity	$762,720	$1,430,817	$1,404,944	$1,462,176	$1,530,593
Operating Data:
Total revenue	$56,362	$94,414	$90,237	$96,818	$65,701
Rental expenses	$11,225	$13,071	$8,972	$7,363	$3,667
Acquisition related expenses	$—	$—	$1,667	$3,693	$4,081
Depreciation and amortization	$51,001	$33,540	$47,591	$30,429	$17,104
(Loss) income from operations	$(21,677)	$30,007	$14,800	$39,371	$29,562
(Loss) income from continuing operations	$(40,572)	$(37,038)	$478	$32,071	$18,997
Income from discontinued operations	$36,591	$261,675	$34,679	$36,305	$18,634
Net (loss) income	$(3,981)	$224,637	$35,157	$68,376	$37,631
Net loss (income) attributable to noncontrolling interests in consolidated partnerships	$22	$(47,326)	$(3,921)	$(4,938)	$(4,133)
Net (loss) income attributable to common stockholders	$(3,959)	$177,311	$31,236	$63,438	$33,498
Funds from operations attributable to common stockholders (1)	$20,161	$103,955	$114,634	$127,914	$75,882
Modified funds from operations attributable to common stockholders (1)	$29,402	$84,373	$111,196	$105,214	$67,957

	As of and for the Year Ended December 31,
Selected Financial Data	2018	2017	2016	2015	2014
Per Share Data:
Net (loss) income per common share attributable to common stockholders:
Basic:
Continuing operations	$(0.22)	$(0.20)	$—	$0.17	$0.12
Discontinued operations	0.20	1.15	0.17	0.19	0.11

Net (loss) income attributable to common stockholders	$(0.02)	$0.95	$0.17	$0.36	$0.23

Diluted:
Continuing operations	$(0.22)	$(0.20)	$—	$0.17	$0.12
Discontinued operations	0.20	1.15	0.17	0.19	0.11

Net (loss) income attributable to common stockholders	$(0.02)	$0.95	$0.17	$0.36	$0.23

Distributions declared	$636,796	$130,183	$128,316	$124,963	$100,617
Distributions declared per common share	$3.49	$0.70	$0.70	$0.70	$0.70
Weighted average number of common shares outstanding:
Basic	182,667,312	185,922,468	183,279,872	178,521,807	143,682,692
Diluted	182,667,312	185,922,468	183,297,662	178,539,609	143,700,672
Cash Flow Data:
Net cash provided by operating activities	$23,599	$105,278	$122,821	$107,659	$69,723
Net cash provided by (used in) investing activities	$255,214	$1,092,831	$(18,818)	$(324,316)	$(1,021,697)
Net cash (used in) provided by financing activities	$(587,426)	$(903,800)	$(89,468)	$132,518	$1,065,284

(1)

Refer to Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations and Modified Funds from Operations” for a discussion of our funds from operations and modified funds from operations and for a reconciliation on these non-GAAP financial measures to net income (loss) attributable to common stockholders.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Item 6. “Selected Consolidated Financial Data” and our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report, particularly under “Risk Factors” and “Forward-Looking Statements.” All forward-looking statements in this document are based on information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statements.

Overview

We were formed on December 16, 2009, under the laws of Maryland to acquire and operate a diversified portfolio of income-producing commercial real estate in the data center and healthcare sectors. We may also invest in real estate-related investments that relate to such property types. We qualified and elected to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Code, for federal income tax purposes.

We ceased offering shares of common stock in our initial public offering of up to $1,746,875,000 in shares of common stock, or our Offering, on June 6, 2014. Upon completion of our Offering, we raised gross proceeds of approximately $1,716,046,000 (including shares of common stock issued pursuant to the DRIP). We will continue to issue shares of common stock under the Third DRIP Offering, defined below, until such time as we sell all of the shares registered for sale under the Third DRIP Offering, unless we file a new registration statement with the SEC or the Third DRIP Offering is terminated by our board of directors.

On April 14, 2014, we registered 10,526,315 shares of common stock for a price per share of $9.50 for a proposed maximum offering price of $100,000,000 in shares of common stock under the DRIP pursuant to a Registration Statement on Form S-3, or the First DRIP Offering. On November 25, 2015, we ceased offering shares of common stock pursuant to the First DRIP Offering and registered an additional 10,473,946 shares of common stock for a price per share of $9.5475, which was the greater of (i) 95% of the fair market value per share as determined by our board of directors as of September 30, 2015, and (ii) $9.50 per share, for a proposed maximum offering price of $100,000,000 in shares of common stock under the DRIP pursuant to a Registration Statement on Form S-3, or the Second DRIP Offering. On May 22, 2017, we ceased offering shares of common stock pursuant to the Second DRIP Offering and registered an additional 11,387,512 shares of common stock for a price per share of $9.519, which was the greater of (i) 95% of the fair market value per share as determined by our board of directors as of September 30, 2016, and (ii) $9.50 per share, for a proposed maximum offering price of $108,397,727 in shares of common stock under the DRIP pursuant to a Registration Statement on Form S-3, or the Third DRIP Offering. We refer to the First DRIP Offering, the Second DRIP Offering and the Third DRIP Offering as the DRIP Offerings, and collectively with our Offering, the Offerings.

On November 16, 2015, our board of directors, at the recommendation of our audit committee, or the Audit Committee, which is comprised solely of independent directors, established an estimated net asset value, or the NAV, per share of our common stock, or the Estimated Per Share NAV, calculated as of September 30, 2015, of $10.05. On November 28, 2016, our board of directors, at the recommendation of the Audit Committee, established an updated Estimated Per Share NAV, calculated as of September 30, 2016, of $10.02. On December 21, 2017, our board of directors, at the recommendation of the Audit Committee, established an updated Estimated Per Share NAV, calculated as of September 30, 2017, of $9.26. In connection with a special cash distribution paid on March 16, 2018, our board of directors approved a new Estimated Per Share NAV of $6.26, calculated based on the Estimated Per Share NAV as of September 30, 2017 of $9.26, less the special cash distribution of $3.00 per share. The updated Estimated Per Share NAV of $6.26 was effective on February 15,

2018, which was the record date of the special cash distribution. On September 27, 2018, our board of directors, at the recommendation of the Audit Committee, established an updated Estimated Per Share NAV, calculated as of June 30, 2018, of $5.33. Each Estimated Per Share NAV was calculated for purposes of assisting broker-dealers that participated in our Offering in meeting their customer account statement reporting obligations under NASD Rule 2340. We intend to publish an updated Estimated Per Share NAV on at least an annual basis. Each Estimated Per Share NAV was determined by our board of directors after consultation with our Advisor and an independent third-party valuation firm.

On December 21, 2017, our board of directors approved an amendment to the DRIP in order for the purchase price per DRIP share to equal the most recent Estimated Per Share NAV. As a result, effective February 1, 2018, shares of common stock were offered pursuant to the Third DRIP Offering for a price per share of $9.26. In connection with the special cash distribution paid on March 16, 2018, to stockholders of record on February 15, 2018, our board of directors approved the updated Estimated Per Share NAV of $6.26, effective as of the February 15, 2018 record date. Therefore, effective February 15, 2018, shares of common stock were offered pursuant to the Third DRIP Offering for a price per share of $6.26. On September 27, 2018, our board of directors established an updated Estimated Per Share NAV of $5.33. Accordingly, commencing with distributions that accrued for the month of October 2018, shares of common stock are offered pursuant to the Third DRIP Offering at $5.33, per share until such time as our board of directors determines a new Estimated Per Share NAV.

As of December 31, 2018, we had issued approximately 203,039,000 shares of common stock in our Offerings for gross offer proceeds of $1,988,580,000, before share repurchases of $169,200,000 and offering costs, selling commissions and dealer manager fees of $174,852,000.

Effective April 10, 2018, John E. Carter resigned as our Chief Executive Officer. Mr. Carter remains the Chairman of our board of directors. In connection with Mr. Carter’s resignation as Chief Executive Officer, our board of directors elected Michael A. Seton to serve as our Chief Executive Officer, effective April 10, 2018. Mr. Seton continues to serve as our President, a position he has held since August 2010.

On September 13, 2018, Lisa A. Drummond retired as our Secretary, effective immediately. Our board of directors elected Todd M. Sakow as our Secretary, effective September 13, 2018. Mr. Sakow continues to serve as our Chief Financial Officer and Treasurer, positions he has held since August 2010.

Substantially all of our operations are conducted through Carter/Validus Operating Partnership, LP, or our Operating Partnership. We are externally advised by Carter/Validus Advisors, LLC, or our Advisor, pursuant to an advisory agreement between us and our Advisor, which is our affiliate. Our Advisor supervises and manages our day-to-day operations and selects the properties and real estate-related investments we acquire and sell, subject to the oversight and approval of our board of directors. Our Advisor also provides marketing, sales and client services related to real estate on our behalf. Our Advisor engages affiliated entities to provide various services to us. Our Advisor is managed by, and is a subsidiary of Carter/Validus REIT Investment Management Company, LLC, or our Sponsor. We have no paid employees and rely upon our Advisor to provide substantially all of our services.

Our Property Manager, a wholly-owned subsidiary of our Sponsor, serves as our property manager. Our Advisor and our Property Manager received fees during our acquisition stage and will continue to receive fees during our operational stages, and our Advisor may be eligible to receive fees during our liquidation stage.

During the year ended December 31, 2017, our board of directors made a determination to sell our data center assets. This decision represented a strategic shift that had a major effect on our results and operations and assets and liabilities for the years presented. As a result, we have classified our data centers segment as discontinued operations.

As of December 31, 2018, we had disposed of 23 properties (20 data center properties, including one real estate property owned through a consolidated partnership, and three healthcare properties) for an aggregate sale price of $1,398.7 million and generated net proceeds from the sale of those assets of $1,372.6 million. During the year ended December 31, 2017, we sold 16 properties, including 15 data center properties and one healthcare property, and during the year ended December 31, 2018, we sold five data center properties and two healthcare properties. As of December 31, 2018, we had completed the disposition of all our data center properties.

As of December 31, 2018, we had completed acquisitions of 49 real estate investments, consisting of 84 properties, comprised of 95 buildings and parking facilities totaling of approximately 6,222,000 square feet of gross rentable area (excluding parking facilities), for an aggregate purchase price of $2,189,062,000. We have not acquired any real estate investments since May 2016.

As of December 31, 2018, we owned 30 real estate investments, consisting of 61 properties, comprised of 64 buildings and approximately 2,578,000 square feet of gross rentable area, all of which were part of our healthcare portfolio.

On May 4, 2018, Bay Area Regional Medical Center, LLC, or Bay Area, announced in a press release that it was closing its operations on May 10, 2018, and filing for bankruptcy in the near term. On May 4, 2018, we repaid our outstanding mortgage note payable related to the property in the principal amount of $84,667,000. On August 13, 2018, we terminated our lease agreement with Bay Area. On October 24, 2018, we entered into a lease agreement with a new tenant, the Board of Regents of the University of Texas System, or the Board of Regents, which is an affiliate of the University of Texas Medical Branch, or UTMB, to lease the UTMB Health Clear Lake Campus (formerly known as the Bay Area Regional Medical Center) property. The lease agreement was effective as of October 22, 2018. The lease agreement has an initial 15-year term with three 5-year renewal terms exercisable at the option of the Board of Regents (subject to certain conditions) and provides for a fixed base rent for the first five years of the lease term that will be payable monthly, subsequent to a free-rent period from October 1, 2018 to June 30, 2019.

Critical Accounting Policies

We believe that the following discussion addresses the most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

Impairment of Long Lived Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, we assess the recoverability of the assets by estimating whether we will recover the carrying value of the assets through their undiscounted future cash flows and eventual disposition. If, based on this analysis, we do not believe that we will be able to recover the carrying value of the assets, we will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the assets.

When developing estimates of expected future cash flows, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related assets.

In addition, we apply a market approach using comparable sales for certain properties. The use of alternative assumptions in the market approach analysis could result in a different determination of the property’s estimated fair value and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related assets.

Impairment of Real Estate

During the year ended December 31, 2018, real estate assets related to two healthcare properties with an aggregate carrying amount of $49,103,000 were determined to be impaired. The carrying value of the properties were reduced to their estimated fair value of $42,515,000, resulting in an impairment charge of $6,588,000, which is included in impairment loss on real estate in the consolidated statements of comprehensive (loss) income.

During the year ended December 31, 2018, we recognized an impairment of tenant improvements related to one healthcare property by accelerating the depreciation of the tenant improvements as a result of a lease termination, which is included in depreciation and amortization on the consolidated statements of comprehensive (loss) income.

During the year ended December 31, 2017, real estate assets related to four properties with an aggregate carrying amount of $85,768,000 were determined to be impaired. We used a discounted cash flow analysis and market valuation approach, which required certain judgments to be made by management. The carrying value of the properties were reduced to their estimated fair value of $52,557,000, resulting in an impairment charge of $33,211,000, which is included in impairment loss on real estate in the consolidated statements of comprehensive (loss) income. We review each property based on the highest and best use and market participant assumptions. See Note 13—“Fair Value” to the consolidated financial statements that are a part of this Annual Report on Form 10-K for more details.

In addition, during the year ended December 31, 2017, we recorded an impairment loss of $5,936,000 related to one real estate property, which was sold on December 28, 2017 in the amount of $88,000,000. The impairment loss is included in impairment loss on real estate in the consolidated statements of comprehensive (loss) income. No impairment losses were recorded during the year ended December 31, 2016.

Impairment of Acquired Intangible Assets and Intangible Lease Liabilities

For the year ended December 31, 2018, we recognized an impairment of two in-place lease intangible assets in the amount of approximately $21,505,000, of which $21,296,000 related to Bay Area, a former tenant of the Company, by accelerating the amortization of the intangible assets. On August 13, 2018, we terminated the lease with Bay Area. As of December 31, 2018, we do not have any acquired intangible assets or intangible lease liabilities related to Bay Area.

In addition, for the year ended December 31, 2018, we accelerated the amortization of an above-market lease intangible asset in the amount of $311,000 as a result of a lease termination.

For the year ended December 31, 2017, we recognized an impairment of three in-place lease intangible assets in the amount of approximately $1,151,000 by accelerating the amortization of the intangibles as a result of a lease amendment.

For the year ended December 31, 2016, we recognized an impairment of one in-place lease intangible asset and one capitalized lease commission by accelerating the amortization in the amount of $16,422,000 as a result of two tenants experiencing financial difficulties.

Disposition of Real Estate Properties During 2018

During the year ended December 31, 2018, we sold an aggregate of seven properties, consisting of five data center properties and two healthcare properties, which comprised 988,000 rentable square feet, for an aggregate sale price of $245,665,000.

Factors That May Influence Results of Operations

We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally and those risks listed in Part I. Item 1A. “Risk Factors,” of this Annual Report on Form 10-K, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of our properties.

Rental Income

The amount of rental income generated by our properties depends principally on our ability to maintain the occupancy rates of leased space and to lease available space at the then-existing rental rates. Negative trends in one or more of these factors could adversely affect our rental income in future periods. As of December 31, 2018, our operating properties were 92% leased.

Results of Operations

During the year ended December 31, 2017, our board of directors made a determination to sell our data center properties. Consistent with the decision, during the fourth quarter of 2017 and the year ended December 31, 2018, we sold 20 data center properties, (including one real estate property owned through a consolidated partnership) for aggregate consideration of $1,307,500,000. This decision represented a strategic shift that had a major effect on our results and operations and assets and liabilities for the years presented and qualifies as discontinued operations. The results of operations discussed below reflect the data centers segment presented as discontinued operations.

Our results of operations are influenced by the operating performance of our operating healthcare real estate properties.

The following table shows the property statistics of our real estate properties as of December 31, 2018, 2017 and 2016:

	December 31,
	2018	2017	2016
Number of operating properties	61	63	63
Leased square feet	2,360,000	2,367,000	2,709,000
Weighted average percentage of rentable square feet leased	92%	91%	100%

The following table summarizes the activity of our operating real estate properties for the years ended December 31, 2018, 2017 and 2016:

	For the Year Ended December 31,
	2018	2017	2016
Operating properties acquired	—	—	5
Operating properties placed in service	—	1	—
Operating properties disposed	2	1	—
Aggregate cost of operating properties placed in service	$—	$19,466,000	$—
Aggregate purchase price of operating properties acquired	$—	$—	$71,000,000
Net book value of properties disposed	$2,761,000	$93,435,000	$—
Leased square feet additions	—	34,000	158,000

These sections describe and compare our results of operations for the years ended December 31, 2018, 2017 and 2016. We generate almost all of our income from property operations. In order to evaluate our overall portfolio, we analyze the net operating income of same store properties. We define “same store properties” as operating properties that were owned and operated for the entirety of both calendar periods being compared and excludes properties under development and properties classified as discontinued operations.

By evaluating the revenue and expenses of our same store properties, management is able to monitor the operations of our existing properties for comparable periods to measure the performance of our current portfolio and determine the effects of our dispositions on net income.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Changes in our revenues are summarized in the following table (amounts in thousands):

	For the Year Ended December 31,
	2018	2017	Change
Same store rental revenue	$53,195	$83,183	$(29,988)
Non-same store rental revenue	1,538	5,462	(3,924)
Same store tenant reimbursement revenue	1,065	4,422	(3,357)
Non-same store tenant reimbursement revenue	549	1,310	(761)
Other operating income	15	37	(22)

Total revenue	$56,362	$94,414	$(38,052)

•

Same store rental revenue and tenant reimbursement revenue decreased primarily due to an increase in bad debt expense of $33.9 million related to Bay Area, which was experiencing financial difficulties. On August 13, 2018, we terminated our lease agreement with Bay Area. On October 24, 2018, we entered into a lease agreement with an affiliate of UTMB to lease the UTMB Health Clear Lake Campus (formerly known as the Bay Area Regional Medical Center) property, which was effective as of October 22, 2018, and resulted in recording of $3.2 million in same store rental and tenant reimbursement revenue.

•	Non-same store rental revenue and tenant reimbursement revenue decreased primarily due to the sale of three healthcare properties since January 1, 2017.

Changes in our expenses are summarized in the following table (amounts in thousands):

	For the Year Ended December 31,
	2018	2017	Change
Same store rental expenses	$10,339	$11,292	$(953)
Non-same store rental expenses	886	1,779	(893)
General and administrative expenses	6,004	7,185	(1,181)
Asset management fees	9,809	10,611	(802)
Depreciation and amortization	51,001	33,540	17,461

Total expenses	$78,039	$64,407	$13,632

•

Same store rental expenses decreased primarily due to a decrease of property management fees during the year ended December 31, 2018, relating to one of our former tenants, Bay Area, which was experiencing financial difficulties, and a decrease in real estate taxes, offset by an increase in utilities in 2018.

•	Non-same store rental expenses and asset management fees decreased primarily due to the sale of three healthcare properties since January 1, 2017.

•	General and administrative expenses decreased primarily due to the completion of a cost segregation study during the year ended December 31, 2017.

•

Depreciation and amortization increased primarily due to the accelerated amortization of $21,505,000 related to the in-place lease intangible assets at two properties, majority of which relates to Bay Area, partially offset by a decrease in depreciation and amortization expense due to the sale of three healthcare properties since January 1, 2017.

Changes in other income (expense) are summarized in the following table (amounts in thousands):

	For the Year Ended December 31,		Change
	2018	2017
Other interest and dividend income:
Cash deposits interest	$361	$68	$293
Notes receivable interest and other income	3,402	3,079	323

Total other interest and dividend income	3,763	3,147	616

Interest expense, net:
Interest on notes payable	(4,082)	(8,797)	4,715
Interest on unsecured credit facility	(7,121)	(12,946)	5,825
Amortization of deferred financing costs	(2,321)	(3,005)	684
Capitalized interest	225	2,865	(2,640)
(Loss) gain on debt extinguishment	(207)	2,774	(2,981)

Total interest expense, net	(13,506)	(19,109)	5,603
Provision for loan losses	(2,782)	(11,936)	9,154
Impairment loss on real estate	(6,588)	(39,147)	32,559
Gain on real estate dispositions	218	—	218

Total other expense	(18,895)	(67,045)	48,150
Income from discontinued operations	$36,591	$261,675	$(225,084)

•

Interest on notes payable decreased due to the repayment of five notes payable since January 1, 2017, in the amount of $116.5 million. The outstanding principal balance on notes payable was $36.3 million as of December 31, 2018, as compared to $141.5 million as of December 31, 2017.

•

Interest on unsecured credit facility decreased due to a decrease in the weighted average outstanding principal balance on our unsecured credit facility. The weighted average outstanding principal balance of our unsecured credit facility was $171.5 million as of December 31, 2018, as compared to $396.3 million as of December 31, 2017.

•

Capitalized interest decreased due to a decrease in the average accumulated expenditures on development properties to $3.5 million for the year ended December 31, 2018, as compared to $43.2 million for the year ended December 31, 2017, as a result of placing three capital improvement projects into service.

•	Loss on debt extinguishment increased due to associated early extinguishment of debt obligations.

•

Provision for loan losses decreased in the amount of $9.1 million. During the year ended December 31, 2018, we recorded $1.9 million as bad debt expense on accrued interest and $0.9 million recorded as bad debt expense on a personal property tax receivable. Bad debt expense related to the personal property tax receivable was recorded in connection with Bay Area, which was experiencing financial difficulties. During the year ended December 31, 2017, we recorded $11.9 million as bad debt expense on notes receivable and accrued interest related to two tenants.

•

Impairment loss on real estate decreased due to impairment loss recorded in the amount of $6.6 million during 2018, related to two real estate properties, compared to impairment loss recorded in the amount of $39.1 million during 2017, related to five real estate properties.

•	Income from discontinued operations decreased primarily due to a gain of $224.1 million on the sale of 15 data center properties recognized in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Changes in our revenues are summarized in the following table (amounts in thousands):

	For the Year Ended December 31,		Change
	2017	2016
Same store rental revenue	$76,231	$72,351	$3,880
Non-same store rental revenue	12,414	14,171	(1,757)
Same store tenant reimbursement revenue	4,438	3,055	1,383
Non-same store tenant reimbursement revenue	1,294	643	651
Other operating income	37	17	20

Total revenue	$94,414	$90,237	$4,177

•

Same store rental revenue increased primarily due to bad debt expense recorded in the amount of $12.3 million during the year ended December 31, 2017 as compared to $24.6 million during the year ended December 31, 2016, partially offset by a decrease in contractual rental revenue and straight-line rental revenue during the year ended December 31, 2017, as a result of certain tenants experiencing financial difficulties.

•

Non-same store rental revenue decreased primarily as a result of the sale of a healthcare property during the year ended December 31, 2017, offset by the acquisition of five properties and one property placed into service since January 1, 2016.

•

Same store tenant reimbursement revenue increased primarily due to an increase in real estate taxes recognized during the year ended December 31, 2017, due to assumption of unpaid taxes by one of our tenants, offset by an increase in bad debt expenses related to tenant reimbursement revenues.

•	Non-same store tenant reimbursement revenue increased primarily due to the acquisition of five properties and placing one property into service since January 1, 2016.

Changes in our expenses are summarized in the following table (amounts in thousands):

	For the Year Ended December 31,		Change
	2017	2016
Same store rental expenses	$11,024	$7,651	$3,373
Non-same store rental expenses	2,047	1,321	726
General and administrative expenses	7,185	6,251	934
Acquisition related expenses	—	1,667	(1,667)
Asset management fees	10,611	10,956	(345)
Depreciation and amortization	33,540	47,591	(14,051)

Total expenses	$64,407	$75,437	$(11,030)

•

Same store rental expenses increased primarily due to an increase in real estate taxes recognized during the year ended December 31, 2017, due to assumption of unpaid taxes by us on behalf of one of our tenants.

•	Non-same store rental expenses increased primarily due to the acquisition of five operating properties and one property placed in service since January 1, 2016.

•

General and administrative expenses increased primarily due to federal excise tax incurred during the year ended December 31, 2017, in the amount of $0.6 million, coupled with an increase in professional fees related to strategic advice in connection with dispositions of our data center properties.

•

Acquisition related expenses decreased because during the year ended December 31, 2016, we acquired a five property portfolio that we accounted for as a business combination for an aggregate purchase price of $71.0 million. We did not acquire any properties during the year ended December 31, 2017.

•

Depreciation and amortization decreased primarily due to the acceleration of amortization of an in-place lease intangible in the amount of $14.6 million during the year ended December 31, 2016, which was the result of one tenant experiencing financial difficulties.

Changes in other income (expense) are summarized in the following table (amounts in thousands):

	For the Year Ended December 31,		Change
	2017	2016
Other interest and dividend income:
Cash deposits interest	$68	$52	$16
Dividends on preferred equity investment	—	11,595	(11,595)
Notes receivable interest and other income	3,079	1,648	1,431

Total other interest and dividend income	3,147	13,295	(10,148)

Interest expense, net:
Interest on notes payable	(8,797)	(10,077)	1,280
Interest on unsecured credit facility	(12,946)	(10,934)	(2,012)
Amortization of deferred financing costs	(3,005)	(3,603)	598
Capitalized interest	2,865	2,424	441
Gain (loss) on debt extinguishment	2,774	(1,133)	3,907

Total interest expense, net	(19,109)	(23,323)	4,214
Provision for loan losses	(11,936)	(4,294)	(7,642)
Impairment loss on real estate	(39,147)	—	(39,147)

Total other expense	(67,045)	(14,322)	(52,723)
Income from discontinued operations	$261,675	$34,679	$226,996

•	Dividends on preferred equity investment decreased due to the redemption of the preferred equity investment on October 4, 2016.

•	Notes receivable interest and other income increased primarily due to an increase in the weighted average outstanding principal balance of our notes receivable, net of reserves.

•

Interest on notes payable decreased due to the payoff of three notes payable during 2017 in the amount of $26.1 million and the payoff of one note payable during the year ended December 31, 2016 in the amount of $31.2 million. The outstanding principal balance on notes payable was $141.5 million as of December 31, 2017, as compared to $173.4 million as of December 31, 2016.

•

Interest on unsecured credit facility increased due to an increase in the weighted average outstanding principal balance on our unsecured credit facility. The weighted average outstanding principal balance of our unsecured credit facility was $396.3 million as of December 31, 2017, as compared to $376.5 million as of December 31, 2016.

•

Capitalized interest increased due to an increase in the average accumulated expenditures on development properties to $43.2 million for the year ended December 31, 2017, as compared to $37.2 million for the year ended December 31, 2016.

•	Gain on debt extinguishment increased due to associated early extinguishment of debt obligations.

•

Provision for loan losses increased due to $11.9 million recorded in bad debt expense on notes receivable and accrued interest related to two tenants during the year ended December 31, 2017, as compared to $4.3 million recorded in bad debt expense on notes receivable and accrued interest related to two tenants during the year ended December 31, 2016.

•	Impairment loss on real estate increased due to impairment loss recorded in the amount of $39.1 million during 2017, related to of five real estate properties.

•

Income from discontinued operations, which includes revenue, operating expenses and interest expense of the data center segment, increased primarily due to a gain of $224.1 million on the sale of 15 data center properties.

Distributions to Stockholders

To the extent that cash flow from operations has been or is insufficient to fully cover our distributions to our stockholders, we have paid, and may continue to pay and have no limits on the amounts we may pay, distributions from sources other than from our cash flows from operations. For the year ended December 31, 2018, our cash flows provided by operations of approximately $23.6 million was a shortfall of $619.3 million, or 96.3%, of our distributions (total distributions were approximately $642.9 million, of which $601.1 million was cash and $41.8 million was reinvested in shares of our common stock pursuant to the DRIP) during such period and such shortfall was paid from proceeds from the DRIP, our unsecured credit facility and proceeds from real estate dispositions. For the year ended December 31, 2018, we paid a special cash distribution of approximately $556.2 million. The special cash distribution was funded by cash and cash equivalents at the beginning of the period, proceeds from real estate dispositions and proceeds from our unsecured credit facility.

For the year ended December 31, 2018, our cash flows provided by operations of approximately $23.6 million was a shortfall of $63.1 million, or 72.8%, of our ordinary distributions (total ordinary distributions were approximately $86.7 million, of which $44.9 million was cash and $41.8 million was reinvested in shares of our common stock pursuant to the DRIP) during such period and such shortfall was paid from proceeds from the DRIP, our unsecured credit facility and proceeds from real estate dispositions.

For the year ended December 31, 2017, our cash flows provided by operations of approximately $105.3 million was a shortfall of $24.8 million, or 19.1%, of our distributions (total distributions were approximately $130.1 million, of which $63.1 million was cash and $67.0 million was reinvested in shares of our common stock pursuant to the DRIP) during such period and such shortfall was paid from proceeds from the DRIP.

For federal income tax purposes, distributions to common stockholders are characterized as either ordinary dividends, capital gain distributions, or nontaxable distributions. To the extent that we make a distribution in excess of our current or accumulated earnings and profits, the distribution will be a nontaxable return of capital, reducing the tax basis in each U.S. stockholder’s shares. Further, the amount of distributions in excess of a U.S. stockholder’s tax basis in such shares will be taxable as a gain realized from the sale of those shares.

The following table shows the character of distributions we paid on a percentage basis during the years ended December 31, 2018, 2017 and 2016:

	For the Year Ended December 31,
Character of Distributions:	2018	2017	2016
Ordinary dividends	2.85%	—%	45.45%
Capital gain distributions	5.07%	100.00%	3.20%
Nontaxable distributions	92.08%	—%	51.35%

Total	100.00%	100.00%	100.00%

Share Repurchase Program

We have implemented a share repurchase program that allows for repurchases of shares of our common stock when certain criteria are met. The share repurchase program provides that all repurchases during any calendar year, including those upon death or a qualifying disability of a stockholder, are limited to those that can be funded with equivalent reinvestments pursuant to the DRIP during the prior calendar year and other operating funds, if any, as the board of directors, in its sole discretion, may reserve for this purpose.

Repurchases of shares of our common stock are at the sole discretion of our board of directors, provided, however, that we will limit the number of shares repurchased during any calendar year to 5.0% of the number of shares of common stock outstanding as of December 31st of the previous calendar year, or the 5.0% Annual Limitation. In addition, we will further limit the amount of shares repurchased each quarter, subject to adjustments in accordance with the 5.0% Annual Limitation. Our board of directors, in its sole discretion, may suspend (in whole or in part) the share repurchase program at any time, and may amend, reduce, terminate or otherwise change the share repurchase program upon 30 days’ prior notice to our stockholders for any reason it deems appropriate.

On April 30, 2018, we announced we had reached the 5.0% Annual Limitation, and that we would not be able to fully accommodate all repurchase requests for the month of April 2018, and will not process any further requests for the remainder of the year ending December 31, 2018. For repurchase requests we received for the April 30, 2018 repurchase, shares were repurchased as follows: (i) first, pro rata as to repurchases upon the death of a stockholder; (ii) next, pro rata as to repurchases to stockholders who demonstrate, in the discretion of the board of directors, another involuntary exigent circumstance, such as bankruptcy; (iii) next, pro rata as to repurchases to stockholders subject to a mandatory distribution requirement under such stockholder’s individual retirement account; and (iv) finally, pro rata as to all other repurchase requests. See Part II, Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” for more information.

On July 26, 2018, our board of directors approved and adopted the Amended and Restated Share Repurchase Program, or the First Amended & Restated SRP, which became effective when we recommenced repurchasing shares of common stock in 2019. The First Amended & Restated SRP provides, among other things that we will repurchase shares on a quarterly, instead of monthly, basis. On October 24, 2018, our board of directors approved and adopted the Second Amended and Restated Share Repurchase Program, or the Second Amended & Restated SRP, to update the definition of “Repurchase Date” in order to clarify that we will either accept or reject a repurchase request by the first day of each quarter, and will process accepted repurchase requests on or about the tenth day of such quarter. Further, if a repurchase is granted, we or our agent will send the repurchase amount to each stockholder, estate, heir, or beneficiary on or about the tenth day of such quarter.

The purchase price for shares repurchased pursuant to the Second Amended & Restated SRP will be based on our most recent Estimated Per Share NAV, which we expect to update on at least an annual basis.

During the year ended December 31, 2018, we repurchased approximately 9,321,000 shares for an aggregate purchase price of $64,289,000 (an average of $6.90 per share). Of this amount, we repurchased 12,361 shares from stockholders in accordance with certain agreements with such stockholders and not in connection with our share repurchase program, for an aggregate purchase price of approximately $77,000. During the year ended December 31, 2017, we repurchased approximately 5,773,000 shares of common stock for an aggregate purchase price of $57,049,000 (an average of $9.88 per share).

Our board of directors has the right, in its sole discretion, to waive the one-year holding requirement under the Second Amended & Restated SRP in the event of the death or qualifying disability of a stockholder, or involuntary exigent circumstances, such as bankruptcy, or a mandatory requirement under a stockholder’s IRA.

Inflation

We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. There are provisions in certain of our leases with tenants that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include scheduled increases in contractual base rent receipts, reimbursement billings for operating expenses, pass-through charges and real estate tax and insurance reimbursements. However, due to the long-term nature of our leases, among other factors, the leases may not reset frequently enough to adequately offset the effects of inflation.

Liquidity and Capital Resources

Our principal demands for funds are for capital expenditures, operating expenses, distributions to and repurchases from stockholders and principal and interest on any current and future indebtedness. Generally, cash needs for these items are generated from operations of our current and future investments. We may utilize future proceeds from secured and unsecured financings to selectively acquire additional real estate properties and real estate-related investments. The sources of our operating cash flows will be primarily provided by the rental income received from current and future tenants of our leased properties.

We are required by the terms of applicable loan documents to meet certain financial covenants, such as coverage ratios and reporting requirements. In addition, certain loan agreements include cross-default provisions to financial covenants in lease agreements with our tenants so that a default in the financial covenant in the lease agreement is a default in our loan. On August 13, 2018, our Operating Partnership and certain of our subsidiaries entered into the First Amendment to the Third Amended and Restated Credit Agreement to amend certain financial covenants as a result of Bay Area experiencing financial difficulties. We are in compliance with the covenants of the First Amendment to the Third Amended and Restated Credit Agreement. We were in compliance with all financial covenant requirements as of the date of the filing of this Annual Report.

In the event we are not in compliance with these covenants in future periods and are unable to obtain a consent or waiver, the lender may choose to pursue remedies under the respective loan agreements, which could include, at the lender’s discretion, declaring the loans to be immediately due and payable and payment of termination fees and costs incurred by the lender, among other potential remedies.

Short-term Liquidity and Capital Resources

On a short-term basis, our principal demands for funds will be for the payments of tenant improvements, operating expenses, distributions to and repurchases from stockholders, and interest and principal payments on current and future indebtedness. We expect to meet our short-term liquidity requirements through net cash flows provided by operations, borrowings on our unsecured credit facility, and secured and unsecured borrowings from banks and other lenders to finance our unencumbered real estate assets.

As of December 31, 2018, we had disposed of 23 properties (20 data center properties, including one real estate property owned through a consolidated partnership, and three healthcare properties) for an aggregate sale price of $1,398.7 million and generated net proceeds from the sale of those assets of $1,372.6 million.

On January 22, 2018, our board of directors declared a special cash distribution of $3.00 per share of common stock. The special cash distribution in the amount of $556.2 million was funded from the proceeds from the disposition of certain real estate properties during December 2017 and January 2018 and our unsecured credit facility. The special cash distribution was paid on March 16, 2018, to stockholders of record at the close of business on February 15, 2018.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for the payments of tenant improvements, operating expenses, distributions to and repurchases from stockholders, and interest and principal payments on current and future indebtedness. We expect to meet our long-term liquidity requirements through proceeds from cash flow from operations, borrowings on our unsecured credit facility and proceeds from secured or unsecured borrowings from banks or other lenders.

We expect that substantially all cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures; however, we have used, and may continue to use, other sources to fund distributions, as necessary, such as, funds equal to amounts reinvested in the DRIP Offerings, borrowing on our unsecured credit facility and/or future borrowings on unencumbered assets. To the extent cash flows from operations are lower due to lower-than-expected returns on the properties held, our distributions paid to stockholders may be lower. We expect that substantially all net cash flows from our operations or debt financings will be used to fund certain capital expenditures, repayments of outstanding debt or distributions to our stockholders in excess of cash flows from operations.

Capital Expenditures

We require approximately $1.7 million in expenditures for capital improvements over the next 12 months. We cannot provide assurances, however, that actual expenditures will not exceed these estimated expenditure levels. As of December 31, 2018, we had $0.2 million of restricted cash in escrow reserve accounts for such capital expenditures. In addition, as of December 31, 2018, we had approximately $43.1 million in cash and cash equivalents. For the year ended December 31, 2018, we incurred capital expenditures of $5.0 million that primarily related to three healthcare real estate investments.

Unsecured Credit Facility

As of December 31, 2018, the maximum commitment available under the unsecured credit facility was $400,000,000, consisting of a revolving line of credit, with a maturity date of May 28, 2019, subject to our Operating Partnership’s right to a 12-month extension. Subject to certain conditions, the unsecured credit facility can be increased to $750,000,000. Generally, proceeds of the unsecured credit facility are used for tenant improvements, leasing commissions and capital expenditures with respect to real estate, for repayment of indebtedness and for general corporate and working capital purposes. See Note 10—“Unsecured Credit Facility” to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

The actual amount of credit available under the unsecured credit facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the unsecured credit facility agreement. The unencumbered pool availability under the unsecured credit facility is equal to the maximum principal amount of the value of the assets that are included in the unencumbered pool. The unsecured credit facility agreement contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt and limitations on distributions by us, our Operating Partnership and its subsidiaries in the event of default. The unsecured credit facility agreement imposes the following financial covenants: (i) maximum ratio of consolidated total indebtedness to gross asset value; (ii) minimum ratio of adjusted consolidated earnings before interest, taxes, depreciation and amortization to consolidated fixed charges; (iii) minimum tangible net worth; (iv) minimum weighted average remaining lease term of unencumbered pool properties in the unencumbered pool; (v) minimum number of unencumbered pool properties in the unencumbered pool; and (vi) minimum unencumbered pool actual debt service coverage ratio. In addition, the unsecured credit facility agreement includes events of default that are customary for credit facilities and transactions of this type. We were in compliance with all financial covenant requirements under the unsecured credit facility at December 31, 2018.

During the year ended December 31, 2018, 18 of our properties were resubmitted to the unencumbered pool of the unsecured credit facility, which increased our total unencumbered pool availability under the unsecured credit facility by approximately $61,185,000. In connection with property dispositions, we removed five properties from the unencumbered pool of the unsecured credit facility, which decreased our total unencumbered pool availability under the unsecured credit facility by approximately $106,500,000. As of December 31, 2018, we had a total unencumbered pool availability under the unsecured credit facility of $311,879,000 and an aggregate outstanding principal balance of $190,000,000; therefore, $121,879,000 was available to be drawn under the unsecured credit facility.

Financing

We anticipate that our aggregate borrowings, both secured and unsecured, will not exceed 50.0% of the greater of combined cost or fair market value of our real estate-related investments. For these purposes, the fair market value of each asset is equal to the value reported in the most recent independent appraisal of the asset. Our policies do not limit the amount we may borrow with respect to any individual investment. As of December 31, 2018, our borrowings were 19.8% of the fair market value of our real estate-related investments.

Under our charter, we have a limitation on borrowing that precludes us from borrowing in excess of 300% of our net assets, without the approval of a majority of our independent directors. Net assets for purposes of this calculation are defined to be our total assets (other than intangibles) valued at cost prior to deducting depreciation, amortization, bad debt and other non-cash reserves, less total liabilities. Generally, the preceding calculation is expected to approximate 75% of the aggregate cost of our real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves. In addition, we may incur mortgage debt and pledge some or all of our properties as security for that debt to obtain funds to acquire additional real properties or for working capital. We may also borrow funds to satisfy the REIT tax qualification requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders. Furthermore, we may borrow if we otherwise deem it necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes. As of December 31, 2018, our leverage did not exceed 300% of the value of our net assets.

Notes Payable

For a discussion of our notes payable, see Note 9—“Notes Payable” to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

Cash Flows

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

	For the Year Ended December 31,
(in thousands)	2018	2017	Change
Net cash provided by operating activities	$23,599	$105,278	$(81,679)
Net cash provided by investing activities	$255,214	$1,092,831	$(837,617)
Net cash used in financing activities	$(587,426)	$(903,800)	$316,374

Operating Activities

•

Net cash provided by operating activities decreased primarily due to the sale of 16 properties during 2017 and the sale of seven properties during the year ended December 31, 2018, coupled with less rent collected from Bay Area, which was experiencing financial difficulties. The lease with Bay Area was terminated on August 13, 2018.

Investing Activities

•

Net cash provided by investing activities decreased primarily due a decrease in proceeds from real estate disposals of $890.5 million, offset by proceeds from the sale of equipment of $20.9 million, a decrease in capital expenditures of $18.8 million and a decrease in notes receivable advances of $12.8 million.

Financing Activities

•

Net cash used in financing activities decreased primarily due to a decrease in payments on our debt principal balances of $624.1 million, an increase in proceeds from our credit facility of $164.0 million and a decrease in distributions to noncontrolling interests of $70.1 million, offset by an increase in distributions to stockholders of $538.0 million and an increase in repurchases of common stock of $7.2 million.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

	For the Year Ended December 31,
(in thousands)	2017	2016	Change
Net cash provided by operating activities	$105,278	$122,821	$(17,543)
Net cash provided by (used in) investing activities	$1,092,831	$(18,818)	$1,111,649
Net cash used in financing activities	$(903,800)	$(89,468)	$(814,332)

Operating Activities

•

Net cash provided by operating activities decreased due to an increase in property taxes, interest expense and other operating expenses, coupled with less rent collected from three tenants, who were experiencing financial difficulties during the year ended December 31, 2017.

Investing Activities

•

Net cash provided by investing activities increased primarily due to an increase in proceeds from real estate disposals of $1,131.6 million, a decrease in investments in real estate of $71.0 million and a decrease in capital expenditures of $45.7 million, offset by a decrease in our redemption of our preferred equity investment of $127.1 million and an increase in notes receivable, net of $9.6 million.

Financing Activities

•

Net cash used in financing activities increased primarily due to an increase in payments on our debt principal balances of $647.8 million, an increase in distributions to noncontrolling interests of $71.8 million, a decrease in proceeds from our credit facility of $64.0 million, an increase in repurchases of common stock of $23.7 million and an increase in distributions to stockholders of $3.0 million.

Distributions

The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for distribution, financial condition, capital expenditure requirements and annual distribution requirements needed to maintain our qualification as a REIT under the Code. To the extent that funds are available, we intend to continue to pay monthly distributions to stockholders. Our board of directors must authorize each distribution and may, in the future, authorize lower amounts of distributions or not authorize additional distributions, and therefore distribution payments are not assured. Our Advisor may also defer, suspend and/or waive fees and expense reimbursements if we have not generated sufficient cash flow from our operations and other sources to fund distributions. Additionally, our organizational documents permit us to pay distributions from unlimited amounts of any source, and we have and may continue to use sources other than operating cash flows to fund distributions, including funds equal to amounts reinvested in the DRIP Offerings, which may reduce the amount of capital available to support our operations.

We have funded distributions with operating cash flows from our properties, including proceeds from the disposition of certain real estate properties and proceeds from our unsecured credit facility, and funds equal to amounts reinvested in the DRIP Offerings. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders. The following table shows the sources of distributions paid during the years ended December 31, 2018 and 2017:

	For the Year Ended December 31,
	2018			2017
Distributions paid in cash—common stockholders	$601,079,000	(1)		$63,082,000
Distributions reinvested (shares issued)	41,819,000			66,993,000

Total distributions	$642,898,000			$130,075,000

Source of distributions:
Cash flows provided by operations (3)	$23,599,000		4%	$63,082,000	48%
Offering proceeds from issuance of common stock pursuant to the DRIP (3)	41,819,000		7%	66,993,000	52%
Cash and cash equivalents—Beginning of period (3)	336,500,000	(2)	52%	$—	—%
Proceeds from real estate disposals (3)	240,980,000		37%	$—	—%

Total sources	$642,898,000		100%	$130,075,000	100%

(1)	Includes a special cash distribution of $556,227,000 paid on March 16, 2018, to stockholders of record at the close of business on February 15, 2018.
(2)	Represents the cash available at the beginning of the year primarily attributable to proceeds from the disposition of certain real estate properties in 2017.
(3)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.

Total distributions declared but not paid as of December 31, 2018 were $5.0 million for common stockholders. These distributions were paid on January 2, 2019.

For the year ended December 31, 2018, we declared and paid distributions of approximately $642.9 million to common stockholders, which includes shares issued pursuant to the DRIP Offerings, consisting of an ordinary distribution of $86.7 million and a special cash distribution of $556.2 million, as compared to FFO (as defined below) for the year ended December 31, 2018 of $20.2 million. The payment of distributions from sources other than FFO may reduce the amount of proceeds available for operations or cause us to incur additional interest expense as a result of borrowed funds.

For a discussion of distributions paid subsequent to December 31, 2018, see Note 21—“Subsequent Events” to the consolidated financial statements included in this Annual Report on Form 10-K.

Commitments and Contingencies

For a discussion of our commitments and contingencies, see Note 18—“Commitments and Contingencies” to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

Debt Service Requirements

One of our principal liquidity needs is the payment of principal and interest on outstanding indebtedness. As of December 31, 2018, we had $36.3 million in notes payable principal outstanding and $190.0 million principal outstanding under the unsecured credit facility. We are required by the terms of certain loan documents to meet certain covenants, such as financial ratios and reporting requirements. As of December 31, 2018, we were in compliance with all such covenants and requirements on our mortgage loans payable and the unsecured credit facility.

As of December 31, 2018, the total aggregate notional amount under derivative instruments was $55.9 million. We have agreements with each derivative counterparty that contain cross-default provisions, whereby if we default on certain of our unsecured indebtedness, then we could also be declared in default on our derivative obligations, resulting in an acceleration of payment thereunder. As of December 31, 2018, we were in compliance with all such cross-default provisions.

Contractual Obligations

As of December 31, 2018, we had approximately $226,289,000 of principal debt outstanding, of which $36,289,000 related to notes payable and $190,000,000 related to our unsecured credit facility. See Note 9—“Notes Payable” and Note 10—“Unsecured Credit Facility” to the consolidated financial statements that are a part of this Annual Report on Form 10-K for certain terms of the debt outstanding.

Our contractual obligations as of December 31, 2018, were as follows (amounts in thousands):

	Payments due by period
	Less than 1 Year		1-3 Years	3-5 Years	More than 5 Years	Total
Principal payments—variable rate debt fixed through interest rate swap agreements (1)	38,403	(4)	865	16,655	—	55,923
Interest payments—variable rate debt fixed through interest rate swap agreements (2)	1,342		1,655	675	—	3,672
Principal payments—variable rate debt	170,366	(4), (5)	—	—	—	170,366
Interest payments—variable rate debt (3)	2,751		—	—	—	2,751
Capital expenditures	1,666		—	—	—	1,666
Ground lease payments	725		2,182	2,294	32,137	37,338

Total	$215,253		$4,702	$19,624	$32,137	$271,716

(1)	As of December 31, 2018, we had $55.9 million outstanding principal on notes payable and our unsecured credit facility that were fixed through the use of interest rate swap agreements.
(2)	We used the fixed rates under our interest rate swap agreements as of December 31, 2018, to calculate the debt payment obligations in future periods.
(3)

We used the London Interbank Offered Rate, or LIBOR, plus the applicable margin under our variable rate debt agreements as of December 31, 2018, to calculate the debt payment obligations in future periods.

(4)

Of these amounts, $190.0 million relates to the revolving line of credit under our unsecured credit facility. The maturity date on the revolving line of credit under our unsecured credit facility is May 28, 2019, subject to our right to a 12-month extension, which we intend to exercise.

(5)	Of this amount, $18,366,000 relates to a loan agreement that was repaid at maturity on January 25, 2019.

Off-Balance Sheet Arrangements

As of December 31, 2018, we had no off-balance sheet arrangements.

Related-Party Transactions and Arrangements

We have entered into agreements with our Advisor and its affiliates, whereby we agree to pay certain fees to, or reimburse certain expenses of, our Advisor or its affiliates for disposition fees, asset and property management fees and reimbursement of operating costs. Refer to Note 11—“Related-Party Transactions and Arrangements” to our consolidated financial statements that are a part of this Annual Report on Form 10-K for a detailed discussion of the various related-party transactions and agreements.

Funds from Operations and Modified Funds from Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations. The purchase of real estate assets and real estate-related investments, and the corresponding expenses associated with that process, is a key operational feature of our business plan in order to generate cash from operations. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which we believe is an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income as determined under GAAP.

We define FFO, consistent with NAREIT’s definition, as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property and asset impairment write-downs, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnership and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

We, along with others in the real estate industry, consider FFO to be an appropriate supplemental measure of a REIT’s operating performance because it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation and amortization and asset impairment write-downs, which we believe provides a more complete understanding of our performance to investors and to our management, and when compared year over year, reflects the impact on our operations from trends in occupancy.

Historical accounting convention (in accordance with GAAP) for real estate assets requires companies to report their investment in real estate at its carrying value, which consists of capitalizing the cost of acquisitions, development, construction, improvements and significant replacements, less depreciation and amortization and asset impairment write-downs, if any, which is not necessarily equivalent to the fair market value of their investment in real estate assets.

The historical accounting convention requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, which could be the case if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since the fair value of real estate assets historically rises and falls with market conditions including, but not limited to, inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation could be less informative.

In addition, we believe it is appropriate to disregard asset impairment write-downs as they are non-cash adjustments to recognize losses on prospective sales of real estate assets. Since losses from sales of real estate assets are excluded from FFO, we believe it is appropriate that asset impairment write-downs in advancement of realization of losses should be excluded. Impairment write-downs are based on negative market fluctuations and underlying assessments of general market conditions, which are independent of our operating performance, including, but not limited to, a significant adverse change in the financial condition of our tenants, changes in supply and demand for similar or competing properties, changes in tax, real estate, environmental and zoning law, which can change over time. When indicators of potential impairment suggest that the carrying value of real estate and related assets may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the asset through undiscounted future cash flows and eventual disposition (including, but not limited to, net rental and lease revenues, net proceeds on the sale of property and any other ancillary cash flows at a property or group level under GAAP). If based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate asset, we will record an impairment write-down to the extent that the carrying value exceeds the estimated fair value of the real estate asset. Testing for indicators of impairment is a continuous process and is analyzed on a quarterly basis or when indicators of impairment exist.

Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that identifying impairments is based on estimated future undiscounted cash flows and that we intend to have a relatively limited term of our operations, it could be difficult to recover any impairment charges through the eventual sale of the property.

In developing estimates of expected future cash flow, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an asset impairment, the extent of such loss, if any, as well as the carrying value of the real estate asset.

Publicly registered, non-listed REITs, such as us, typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operations. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that publicly registered, non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. Our board of directors will determine to pursue a liquidity event when it believes that the then-current market conditions are favorable. Thus, we will not continuously purchase real estate assets and intend to have a limited life. Due to these factors and other unique features of publicly registered, non-listed REITs, the Institute for Portfolio Alternatives (formerly known as the Investment Program Association), or the IPA, an industry trade group, has standardized a measure known as modified funds from operations, or MFFO, which we believe to be another appropriate supplemental measure to reflect the operating performance of a publicly registered, non-listed REIT. MFFO is a metric used by management to evaluate sustainable performance and dividend policy. MFFO is not equivalent to our net income as determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the IPA’s definition in its Practice Guidelines: FFO further adjusted for the following items included in the determination of GAAP net income; acquisition fees and expenses; amounts related to straight-line rental income and amortization of above and below intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, adjustments related to contingent purchase price obligations where such adjustments have been included in the derivation of GAAP net income, and after adjustments for a consolidated and unconsolidated partnership and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Our MFFO calculation complies with the IPA’s Practice Guideline, described above. In calculating MFFO, we exclude amortization of above and below-market leases, adjustments related to contingent purchase price obligations, amounts related to straight-line rents (which are adjusted in order to reflect such payments from a GAAP accrual basis to closer to an expected to be received cash basis of disclosing the rent and lease payments), loss on debt extinguishment, acquisition related expenses; and the adjustments of such items related to noncontrolling interests in our Operating Partnership. The other adjustments included in the IPA’s Practice Guidelines are not applicable to us.

Since MFFO excludes acquisition fees and expenses, it should not be construed as a historic performance measure. Acquisition fees and expenses are paid in cash by us, and we have not set aside or put into escrow any specific amount of proceeds from our offerings to be used to fund acquisition fees and expenses. Acquisition fees and expenses include payments to our Advisor or its affiliates and third parties. Such fees and expenses will not be reimbursed by our Advisor or its affiliates and third parties, and therefore if there are no proceeds remaining from the sale of shares of our common stock to fund future acquisition fees and expenses, such fees and expenses will need to be paid from either additional debt, operational earnings or cash flows, net proceeds from the sale of properties, or from ancillary cash flows. As a result, the amount of proceeds available for investment and operations would be reduced, or we may incur additional interest expense as a result of borrowed funds. Nevertheless, our Advisor or its affiliates will not accrue any claim on our assets if acquisition fees and expenses are not paid from the proceeds of our offerings. Under GAAP, acquisition fees and expenses related to the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and, when incurred, are included in acquisition related expenses in the accompanying consolidated statements of comprehensive (loss) income and acquisition fees and expenses associated with transactions determined to be an asset purchase are capitalized.

All paid and accrued acquisition fees and expenses have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the real estate asset, these fees and expenses and other costs related to such property. In addition, MFFO may not be an indicator of our operating performance, especially during periods in which properties are being acquired.

In addition, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flows from operations in accordance with GAAP.

We use MFFO and the adjustments used to calculate it in order to evaluate our performance against other publicly registered, non-listed REITs, which intend to have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to publicly registered, non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence the use of such measures may be useful to investors. For example, acquisition fees and expenses are intended to be funded from the proceeds of our offering and other financing sources and not from operations. By excluding acquisition fees and expenses, the use of MFFO provides information consistent with management’s analysis of the operating performance of its real estate assets. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such charges that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to assist management and investors in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance, as an indication of our liquidity, or indicative of funds available for our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other measurements as an indication of our performance. MFFO has limitations as a performance measure. However, MFFO may be useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value since impairment write-downs are taken into account in determining net asset value but not in determining MFFO.

FFO and MFFO, as described above, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operational performance. The method used to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operating performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO. MFFO has not been scrutinized to the level of other similar non-GAAP performance measures by the SEC or any other regulatory body.

The following is a reconciliation of net income attributable to common stockholders, which is the most directly comparable GAAP financial measure, to FFO and MFFO for the years ended December 31, 2018, 2017 and 2016 (amounts in thousands, except share data and per share amounts):

	For the Year Ended December 31,
	2018	2017		2016
Net (loss) income attributable to common stockholders	$(3,959)	$177,311		$31,236
Adjustments:
Depreciation and amortization	51,001	65,750		86,335
Impairment loss on real estate	6,588	39,147		—
Gain on real estate dispositions from discontinued operations	(33,251)	(224,133)		—
Gain on real estate dispositions from continuing operations	(218)	—		—
Noncontrolling interests’ share of the above adjustments related to the consolidated partnerships	—	45,880	(4)	(2,937	)(5)

FFO attributable to common stockholders	$20,161	$103,955		$114,634

Adjustments:
Acquisition related expenses (1)	$—	$—		$1,667
Amortization of intangible assets and liabilities (2)	(500)	(3,118)		(3,297)
Change in fair value of contingent consideration	—	(2,920)		300
Straight-line rent (3)	9,534	(13,342)		(3,941)
Loss on debt extinguishment	207	4,513		1,133
Noncontrolling interests’ share of the above adjustments related to the consolidated partnerships	—	(4,715	)(6)	700	(7)

MFFO attributable to common stockholders	$29,402	$84,373		$111,196

Weighted average common shares outstanding—basic	182,667,312	185,922,468		183,279,872

Weighted average common shares outstanding—diluted	182,667,312	185,922,468		183,297,662

Weighted average common shares outstanding—diluted for FFO	182,689,646	185,940,379		183,297,662

Net income per common share—basic	$(0.02)	$0.95		$0.17

Net income per common share—diluted	$(0.02)	$0.95		$0.17

FFO per common share—basic	$0.11	$0.56		$0.63

FFO per common share—diluted	$0.11	$0.56		$0.63

(1)

In evaluating investments in real estate assets, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for publicly registered, non-listed REITs that have completed their acquisitions activities and have other similar operating characteristics. By excluding expensed acquisition related expenses, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties.

Acquisition fees and expenses include payments in cash to our Advisor and third parties. Acquisition fees and expenses incurred in a business combination, under GAAP, are considered operating expenses and as expenses are included in the determination of net income, which is a performance measure under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.
(2)

Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of real estate-related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges related to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

(3)

Under GAAP, rental revenue is recognized on a straight-line basis over the terms of the related lease (including rent holidays, if applicable). This may result in income recognition that is significantly different than the underlying contract terms. For the year ended December 31, 2018, we wrote off approximately $18,046,000 of straight-line rent, of which $17,628,000 related to Bay Area, a former tenant that was experiencing financial difficulties. By adjusting for the change in deferred rent receivables, MFFO may provide useful supplemental information on the realized economic impact of lease terms, providing insight on the expected contractual cash flows of such lease terms, and aligns with our analysis of operating performance.

(4)	Of this amount, $(2,306,000) related to depreciation and amortization and $48,186,000 related to gain on real estate dispositions.
(5)	Total amount related to depreciation and amortization.
(6)	Of this amount, $489,000 related to straight-line rents, $742,000 related to above- and below-market leases and $(5,946,000) related to loss on debt extinguishment.
(7)	Of this amount, $(175,000) related to straight-line rents and $875,000 related to above- and below-market leases.

The following is a reconciliation of net income (loss) attributable to common stockholders, which is the most directly comparable GAAP financial measure, to FFO and MFFO for the following quarterly periods (amounts in thousands, except share data and per share amounts):

	Quarter Ended
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Net income (loss) attributable to common stockholders	$2,060	$5,570	$5,642	$(17,231)
Adjustments:
Depreciation and amortization	7,692	7,243	7,245	28,821
Impairment loss on real estate	757	—	5,831	—
Gain on real estate dispositions from discontinued operations	—	(4,007)	(10,666)	(18,578)
Gain on real estate dispositions from continuing operations	—	—	(218)	—

FFO attributable to common stockholders	$10,509	$8,806	$7,834	$(6,988)

Adjustments:
Amortization of intangible assets and liabilities (1)	134	(184)	(223)	(227)
Straight-line rent (2)	(3,329)	(1,078)	(1,175)	15,116
Loss on debt extinguishment	—	—	207	—

MFFO attributable to common stockholders	$7,314	$7,544	$6,643	$7,901

Weighted average common shares outstanding—basic	182,656,235	181,260,431	181,128,292	185,673,400

Weighted average common shares outstanding—diluted	182,678,735	181,282,589	181,128,292	185,673,400

Weighted average common shares outstanding—diluted for FFO	182,678,735	181,282,589	181,146,292	185,673,400

Net income (loss) per common share—basic	$0.01	$0.03	$0.03	$(0.09)

Net income (loss) per common share—diluted	$0.01	$0.03	$0.03	$(0.09)

FFO per common share—basic	$0.06	$0.05	$0.04	$(0.04)

FFO per common share—diluted	$0.06	$0.05	$0.04	$(0.04)

(1)

Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of real estate-related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges related to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

(2)

Under GAAP, rental revenue is recognized on a straight-line basis over the terms of the related lease (including rent holidays if applicable). This may result in income recognition that is significantly different than the underlying contract terms. For the quarter ended March 31, 2018, we wrote off approximately $17,628,000 of straight-line rent, which related to Bay Area, a former tenant that was experiencing financial difficulties. For the quarter ended December 31, 2018, we wrote off approximately $418,000 of straight-line rent as a result of a lease termination. By adjusting for the change in deferred rent receivables, MFFO may provide useful supplemental information on the realized economic impact of lease terms, providing insight on the expected contractual cash flows of such lease terms, and aligns with our analysis of operating performance.

Subsequent Events

For a discussion of subsequent events, see Note 21—“Subsequent Events” to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

Impact of Recent Accounting Pronouncements

Refer to Note 2—“Summary of Significant Accounting Policies” to the consolidated financial statements that are a part of this Annual Report on Form 10-K for further explanation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business plan, the primary market risk to which we are exposed is interest rate risk.

We have obtained variable rate debt financing to fund certain property acquisitions, and we are exposed to changes in the one-month LIBOR. Our objectives in managing interest rate risk seek to limit the impact of interest rate changes on operations and cash flows, and to lower overall borrowing costs. To achieve these objectives, we will borrow primarily at interest rates with the lowest margins available and, in some cases, with the ability to convert variable interest rates to fixed rates.

We have entered, and may continue to enter, into derivative financial instruments, such as interest rate swaps, in order to mitigate our interest rate risk on a given variable rate financial instrument. To the extent we do, we are exposed to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, it does not possess credit risk. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We manage the market risk associated with interest rate contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. We have not entered, and do not intend to enter, into derivative or interest rate transactions for speculative purposes. We may also enter into rate-lock arrangements to lock interest rates on future borrowings.

In addition to changes in interest rates, the value of our future investments will be subject to fluctuations based on changes in local and regional economic conditions and changes in the creditworthiness of tenants, which may affect our ability to refinance our debt, if necessary.

The following table summarizes our principal debt outstanding as of December 31, 2018 (amounts in thousands):

December 31, 2018
Notes payable:
Variable rate notes payable fixed through interest rate swaps	$17,923
Variable rate notes payable (1)	18,366

Total notes payable	36,289

Unsecured credit facility:
Variable rate revolving line of credit fixed through interest rate swaps	38,000
Variable rate revolving line of credit	152,000

Total unsecured credit facility	190,000

Total principal debt outstanding (2)	$226,289

(1)	$18,366,000 relates to a loan agreement that was repaid at maturity on January 25, 2019.
(2)	As of December 31, 2018, the weighted average interest rate on our total debt outstanding was 4.1%.

As of December 31, 2018, $170.4 million of the $226.3 million total debt outstanding was subject to variable interest rates with a weighted average interest rate of 4.3% per annum. As of December 31, 2018, an increase of 50 basis points in the market rates of interest would have resulted in a change in interest expense of $0.9 million per year.

As of December 31, 2018, we had two interest rate swap agreements outstanding, which mature on May 28, 2019 and October 11, 2022, with an aggregate notional amount under the swap agreements of $55.9 million and an aggregate settlement asset value of $0.4 million. The settlement value of these interest rate swap agreements is dependent upon existing market interest rates and swap spreads. As of December 31, 2018, an increase of 50 basis points in the market rates of interest would have resulted in an increase to the settlement asset value of these interest rate swaps to $0.8 million. These interest rate swaps were designated as hedging instruments.

We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.

Item 8. Financial Statements and Supplementary Data.

See the index at Part IV, Item 15. Exhibits and Financial Statement Schedules.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of disclosure controls and procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms, and that such information is accumulated and communicated to us, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and we necessarily were required to apply our judgment in evaluating whether the benefits of the controls and procedures that we adopt outweigh their costs.

As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, an evaluation as of the end of the period covered by this Annual Report on Form 10-K was conducted under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of December 31, 2018, were effective at a reasonable assurance level.

(b) Management’s Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of its inherent limitations, internal control is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Under the supervision, and with the participation, of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission, or the Original Framework. Based on our evaluation under the Original Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to the permanent deferral adopted by the Securities and Exchange Commission that permits the Company to provide only management’s report in this annual report.

(c) Changes in internal control over financial reporting. There have been no changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the three months ended December 31, 2018, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Board of Directors and Executive Officers

Our directors and executive officers and their respective positions are as follows:

Name	Age	Positions
John E. Carter	59	Chairman of the Board
Mario Garcia, Jr.	48	Director
Jonathan Kuchin	67	Director (Independent)
Randall Greene	69	Director (Independent)
Ronald Rayevich	76	Director (Independent)
Michael A. Seton	46	Chief Executive Officer
Todd M. Sakow	47	Secretary, Chief Financial Officer and Treasurer

John E. Carter founded and has served as the Chairman of the board of directors of Carter Validus Mission Critical REIT, Inc. since December 2009 and served as Chief Executive Officer from December 2009 to April 2018. Mr. Carter serves as the Chairman of the board of directors of Carter Validus Mission Critical REIT II, Inc. since January 2013 and served as Chief Executive Officer from January 2013 to April 2018. Mr. Carter also served as President of Carter Validus Mission Critical REIT, Inc. from December 2009 to March 2015 and served as President of Carter Validus Mission Critical REIT II, Inc. from January 2013 to March 2015. Mr. Carter serves as Executive Chairman of Carter Validus Advisors II, LLC. Mr. Carter founded and serves as Executive Chairman of Carter/Validus Advisors, LLC and has served as Chief Executive Officer from December 2009 to August 2015 and Co-Chief Executive Officer from August 2015 to April 2018, a member of the Investment Management Committee of Carter/Validus Advisors, LLC and Chief Executive Officer of Carter Validus Real Estate Management Services, LLC since December 2009. Mr. Carter founded and serves as Executive Chairman of Carter/Validus REIT Investment Management Company, LLC and has served as Chief Executive Officer from December 2009 to July 2015 and Co-Chief Executive Officer of Carter/Validus REIT Investment Management Company from July 2015 to April 2018. Mr. Carter serves as Executive Chairman of CV REIT Management Company, LLC and served as Co-Chief Executive Officer from October 2015 to April 2018. He has served as Chief Executive Officer of Carter Validus Mission Critical REIT II, Inc. from January 2013 to July 2015 and Co-Chief Executive Officer of Carter Validus Advisors II, LLC from August 2015 to April 2018, and is a member of the Investment Committee of Carter Validus Advisors II, LLC and Chief Executive Officer of Carter Validus Real Estate Management Services II, LLC since January 2013. Mr. Carter serves as Executive Chairman of the sponsor, Carter Validus REIT Management company II, LLC. He has served as Chief Executive Officer from January 2013 to July 2015 and as Co-Chief Executive Officer of Carter Validus REIT Management Company II, LLC, from July 2015 to April 2018. Mr. Carter also served on the Board of Managers for Validus/Strategic Capital Partners, LLC (now Strategic Capital Management Holdings, LLC) from November 2010 to August 2014. Mr. Carter serves as Chairman of the board of directors of Carter Multifamily Growth & Income Fund, LLC. He also serves as Executive Chairman and as a member of the investment committee of the advisor, Carter Multifamily Growth & Income Advisors, LLC and as Executive Chairman of the sponsor, Carter Multifamily Fund Management Company, LLC. Mr. Carter has more than 37 years of real estate experience in all aspects of leasing, asset management, acquisitions, finance, investment and corporate advisory services. Mr. Carter served as Vice Chairman and a principal of Carter & Associates, L.L.C., or Carter & Associates, one of the principals of our sponsor, from January 2000 to June 2016. Mr. Carter has served in such capacities since he merged his company, Newport Partners, LLC, or Newport Partners, to Carter & Associates in January 2000. Mr. Carter founded Newport Partners in November 1989 and grew the company into a full-service real estate firm with approximately 63 associates throughout Florida. Prior to November 1989, Mr. Carter worked for two years at Trammel Crow Company. In the early 1980s, he spent five years at Citicorp where he focused primarily on tax shelter, Industrial Revenue Bonds (IRBs) and other real estate financing transactions. He also was a founding board member of GulfShore Bank (currently Seacoast

Bank), a community bank located in Tampa, Florida, serving on the Board from August 2007 until April 2017. Mr. Carter is a licensed real estate broker, a retired member of the IPA Board and Executive Committee and is a member of NAREIT’s Public Non-Listed REIT Council Executive Committee. Mr. Carter obtained a Bachelor’s degree in Economics with a minor in Mathematics from St. Lawrence University in Canton, New York in 1982 and a Masters in Business Administration from Harvard University in Cambridge, Massachusetts in 1989. Mr. Carter was selected to serve as a director because he has significant real estate experience in various areas. He has expansive knowledge of the real estate industry and has relationships with chief executives and other senior management at numerous real estate companies. Mr. Carter brings a unique and valuable perspective to our board of directors.

Mario Garcia, Jr. has been a director of the Company since November 2010. Mr. Garcia, Jr. has been a member of the Investment Management Committee of Carter/Validus Advisors, LLC since November 2010. He also currently serves, since February 2014, as a member of the Investment Committee of Carter Validus Advisors II, LLC. Mr. Garcia, Jr. has over 15 years of real estate experience. Mr. Garcia, Jr. helped found the sponsor of the Company and Carter Validus Mission Critical REIT II, Inc. He helped found and served on the Board of Managers of Validus/Strategic Capital Partners, LLC (now known as Strategic Capital Management Holdings, LLC) from November 2010 to August 2014 and has served on the Board of Managers of Validus/Strategic Capital, LLC since December 2015. In 2004, Mr. Garcia, Jr., as CEO and Managing Partner, formed Validus Group Partners, Ltd. (“Validus Group”), an investment firm based in Tampa, Florida that develops, owns and manages real estate and real estate related businesses. Validus Group is one of the principals of our sponsor. Mr. Garcia, Jr. served as the founding chairman of GulfShore Bank (currently Seacoast Bank), a Tampa Bay area community bank focused on serving small to medium sized companies that he helped start in 2007, from August 2007 through April 2017. He served as a board member at both the Bank and the Bank’s holding company from August 2007 to April 2017. In 2013, Mr. Garcia, Jr. helped found Validus Senior Living, a senior lifestyle company that owns and operates senior living communities. Validus Senior Living also provides property development, acquisition and management expertise. Mr. Garcia, Jr. also has been since 1995 the Chairman and Founder of Electrostim Medical Services, Inc. (“EMSI”), a national medical device company which he established in 1995 as a start-up business. Mr. Garcia, Jr. has been a board member of the Boys & Girls Club of Tampa Bay since March 2017. He has served as a founding board member of the Neurostimulation Device Alliance Board since February 2012. Mr. Garcia, Jr. is a member of Vistage International, a networking group of Chief Executive Officers managing business throughout the world. Mr. Garcia, Jr. and his businesses support Metropolitan Ministries, the Boys and Girls Club of Tampa Bay and a variety of other charitable foundations.

Jonathan Kuchin has been an independent director since March 2011. Mr. Kuchin has also served as an independent director of Carter Validus Mission Critical REIT II, Inc. since April 2014. Mr. Kuchin, a certified public accountant, has more than 29 years of experience in public accounting, focusing on public companies and their financial and tax issues, including initial public offerings, public financings, mergers and acquisitions, compensation issues (i.e., options, warrants, phantom stock, restricted stock), and implementation and compliance with the Sarbanes-Oxley Act of 2002, or SOX. On June 30, 2010, Mr. Kuchin retired as a tax partner from PricewaterhouseCoopers, or PwC. At retirement, he was a real estate tax partner in the New York City office, where he focused on public and private REIT clients and on SEC reporting aspects of public REITs, including accounting for income taxes and uncertainty of income taxes as well as compliance with SOX. He served in that capacity from June 2006 until his retirement date. From September 2004 to June 2006, Mr. Kuchin was a tax service partner for large corporations at PwC in the New York City office, where he focused on PwC audit clients and their issues relating to accounting for income taxes, compliance with SOX, deferred tax studies, first SEC filings and conversion to GAAP. Prior to June 2006, Mr. Kuchin served as the tax partner in charge of the PwC Seattle office and focused his practice on large public companies and the issues related to SEC filings, accounting for income taxes, SOX, and all other tax issues for public companies. In addition to his client responsibilities in Seattle, he managed the tax practice of 85 tax professionals including partners specializing in international tax, state and local tax, financial service tax and private companies. From October 1988 to July 1997, when he was admitted to the Coopers and Lybrand partnership, Mr. Kuchin held various positions with Coopers & Lybrand. Mr. Kuchin obtained a Bachelor’s degree in Business Economics from the University of

California, Santa Barbara in March of 1981. Mr. Kuchin was selected to serve as an independent director because of his significant real estate experience and his expansive knowledge in the public accounting and real estate industries.

Randall Greene has been an independent director since July 2010. Mr. Greene has also served as an independent director of Carter Validus Mission Critical REIT II, Inc. since April 2014. He has over 40 years of experience in real estate management, mortgage banking, construction and property development. Mr. Greene served as Vice President of Charter Mortgage Co. and as President of its subsidiary, St. John’s Management Company, from 1975 to 1977, in which he managed more than 3,500 multifamily units and 300,000 square feet of commercial and retail space throughout Florida. He also was President and Chief Executive Officer of Coastland Corporation of Florida (formerly Nasdaq: CLFL), a community developer in Florida, from 1976 to 1986, in which he supervised the development of more than 2000 acres of residential and commercial properties, the construction of more than 500 homes and a number of commercial and retail developments. From 1986 to 1993, Mr. Greene was the President and a director of Beggins/Greene, Inc., which was the principal developer of Symphony Isles, a waterfront community in Apollo Beach, Florida. From 1992 to 1995, Mr. Greene was a consultant for Eastbrokers, A.B., in which he consulted on the acquisition of hotels and commercial properties throughout Eastern Europe. Mr. Greene currently serves as the Managing Partner and a director for Greene Capital Partners, LLC, an investment and advisory firm, and has been in this position since 1999, as well as President and a Director of ITR Capital Management, LLC, an investment management firm, positions he has held since September 2009. Mr. Greene also served as the Chief Operating Officer of the Florida Department of Environmental Protection from September 2011 through March 2015. Mr. Greene has also been an executive coach for more than 50 Tampa-area CEOs through Vistage Florida since November 2004, and currently coaches 20 CEOs. Mr. Greene was a member of the Florida Chapter of the Young Presidents’ Organization from 1980-1999 and served as Florida Chapter Chairman in 1995. He is a member of the World Presidents’ Organization, Tampa Young Presidents’ Organization Forum III, Association for Corporate Growth, Leadership Tampa Alumni, and the Financial Planning Association. Mr. Greene is also a Certified Financial Planner. He has been honored as an Outstanding Young Man of America, as an Alumnus of the Year by Phi Kappa Tau Fraternity and is a member of Florida Blue Key. Mr. Greene obtained a Bachelor’s degree, with distinction, from Eckerd College in St. Petersburg, Florida in 1986 and a Masters in Business Administration from The Wharton School, University of Pennsylvania in Philadelphia, Pennsylvania in 1988. Mr. Greene was selected to serve as a director due to his knowledge of the real estate and mortgage banking industries and his previous service as the President and Chief Executive Officer of a public company that was a community developer. Mr. Greene’s experience assists the company in managing and operating as a public company in the real estate industry.

Ronald Rayevich has been an independent director since July 2010. Mr. Rayevich has also served as an independent director of Carter Validus Mission Critical REIT II, Inc. since April 2014. He has been active in residential and commercial real estate and investment management since 1965. In 1995, following an early retirement, Mr. Rayevich formed Raymar Associates, Inc. and since that time has been active as a commercial real estate consultant. Recent clients include the Carlyle Realty, L.P., a Washington, DC based real estate investment arm of the Carlyle Group from 1996 to 2011 and Advance Realty, a New Jersey based real estate investment and development company (1995 through 2012 and 2015 to date), where he currently serves as a member of its Advisory Board. Mr. Rayevich spent most of his career with Prudential Insurance Company (now Prudential Financial) (1965 to 1979 and from 1985 to the end of 1994), last serving as President and COO of The Prudential Realty Group with responsibility for the management of the insurance company’s then $6.5 billion commercial real estate portfolio. From 1982 to 1985, Mr. Rayevich was Managing Director, Investment Banking, with Prudential-Bache Securities (now Wells Fargo Advisors). And from 1979 to 1982, he served as Vice President for Investments at Columbia University with management responsibility for the university’s entire endowment. Mr. Rayevich holds a BA in History from The Citadel (1964) and an MBA in Finance from Florida State University (1971). In 1997 he served as National President (now-Chairman) of NAIOP, the Commercial Real Estate Development Association. As a Director Emeritus of this 19,000-member commercial real estate association, he was the founder of its National Forums program and founding Chairman and Governor of the NAIOP Research Foundation, where he continues to be active as Chair of its Audit and Investment Committees.

Since 1991 he has been a Full Member of the Urban Land Institute. He has served for 12 years (2003—2015) as a member of The Citadel Trust, which manages a $90 million portion of The Citadel’s endowment and was elected its Chairman for the maximum term of six years.

Michael A. Seton, age 46, has served as the Chief Executive Officer of Carter Validus Mission Critical REIT, Inc. since April 2018 and as the President of Carter Validus Mission Critical REIT, Inc. since March 2015. He also serves as the Chief Executive Officer of Carter/Validus Advisors, LLC, served as the Co-Chief Executive Officer from August 2015 to April 2018, and has served as the President of Carter/Validus Advisors, LLC since December 2009. He co-founded and serves as Chief Executive Officer of Carter/Validus REIT Investment Management Company, LLC, served as Co-Chief Executive Officer from July 2015 to April 2018 and served as President of Carter/Validus REIT Investment Management Company, LLC since December 2009. Mr. Seton has also served as Chief Executive Officer of Carter Validus Mission Critical REIT II, Inc. since April 2018 and as President of Carter Validus Mission Critical REIT II, Inc. since March 2015. He serves as Chief Executive Officer of Carter Validus Advisors II, LLC, served as Co-Chief Executive Officer from August 2015 to April 2018, and has served as the President and a member of the Investment Committee of Carter Validus Advisors II, LLC since January 2013. He co-founded and serves as the Chief Executive Officer of Carter Validus REIT Management Company II, LLC, and served as Co-Chief Executive Officer from July 2015 to April 2018 and as President since January 2013. He serves as the Chief Executive Officer of CV REIT Management Company, LLC and served as Co-Chief Executive Officer from October 2015 to April 2018. He serves as the Chief Executive Officer of CV Data Center Growth & Income Fund Manager, LLC. He also serves as Chief Executive Officer and a member of the Investment Committee of CV Data Center Growth & Income REIT Advisors, LLC. He serves as Chairman of CV Data Center Real Estate Management Services, LLC. Mr. Seton has more than 20 years of real estate investment and finance experience. From December 1996 until June 2009, Mr. Seton worked for Eurohypo AG (including its predecessor organizations) in New York, New York. At Eurohypo AG, Mr. Seton was a Managing Director and Division Head in the Originations Group, leading a team of 12 professionals in the origination, structuring, documenting, closing and syndication of real estate financings for private developers and owners, REITs, and real estate operating companies. Real estate finance transactions in which Mr. Seton was involved included both on and off-balance sheet executions, including senior debt and mezzanine financings. Mr. Seton has been directly involved in over $35 billion in acquisitions and financings during his real estate career. Mr. Seton obtained a Bachelor of Science in Economics from Vanderbilt University in Nashville, Tennessee in 1994.

Todd M. Sakow, age 47, has served as Secretary of Carter Validus Mission Critical REIT, Inc. and as Chief Operating Officer and Secretary of Carter/Validus Advisors, LLC since September 2018 and as Chief Financial Officer and Treasurer of Carter Validus Mission Critical REIT, Inc. and Carter/Validus Advisors, LLC since August 2010. Mr. Sakow has also served as Chief Operating Officer and Secretary of Carter/Validus REIT Investment Management Company, LLC since September 2018 and has served as Chief Financial Officer and Treasurer of Carter/Validus REIT Investment Management Company, LLC since July 2010. He has also served as Chief Operating Officer and Secretary of Carter Validus Mission Critical REIT, II Inc. and of Carter Validus Advisors II, LLC since September 2018, and, from March 2013 through September 2018, served as the Chief Financial Officer and Treasurer of Carter Validus Mission Critical REIT, II Inc. and of Carter Validus Advisors II, LLC. Mr. Sakow has also served as Chief Operating Officer and Secretary of Carter Validus REIT Management Company II, LLC since September 2018 and has served as Chief Financial Officer of Carter Validus REIT Management Company II, LLC since January 2013. Mr. Sakow has more than 15 years of real estate and tax experience in the REIT industry and is a Certified Public Accountant. From January 2002 until July 2010, Mr. Sakow worked for American Land Lease, Inc. (formerly NYSE: ANL). From January 2006 through July 2010, he served as its Vice President of Finance, from April 2003 through January 2010, he served as Tax Director and from January 2002 through January 2006, he served as Assistant Corporate Controller. Mr. Sakow’s responsibilities included SEC reporting, REIT tax compliance, and treasury management functions. Prior to joining American Land Lease, Inc., Mr. Sakow was a senior auditor at Ernst & Young, LLP from June 1999 through January 2002. Mr. Sakow received a B.S. in Accounting and a Masters in Accounting from the

University of Florida, in 1997 and 1999, respectively. Mr. Sakow has been a board member of the Friends of Joshua House since 2014.

Our executive officers have stated that there are no arrangements or understandings of any kind between them and any other person relating to their appointments as executive officers.

Committees of our Board of Directors

Audit Committee

The board of directors maintains one standing committee, the audit committee, to assist in fulfilling its responsibilities. The audit committee is composed of Messrs. Kuchin, Greene and Rayevich, all three of whom are independent directors as defined under our charter. The audit committee reports regularly to the full board and annually evaluates its performance. The audit committee meets periodically during the year, usually in conjunction with regular meetings of the board. The audit committee, by approval of at least a majority of the members, selects the independent registered public accounting firm to audit our annual financial statements, reviews with the independent registered public accounting firm the plans and results of the audit engagement, approves the audit and non-audit services provided by the independent registered public accounting firm, reviews the independence of the independent registered public accounting firm, considers the range of audit and non-audit fees and reviews the adequacy of our internal accounting controls.

Although our shares are not listed for trading on any national securities exchange, all three members of the audit committee meet the current independence and qualifications requirements of the New York Stock Exchange, as well as our charter and applicable rules and regulations of the SEC. While all three members of the audit committee have significant financial and/or accounting experience, the board of directors has determined that Mr. Kuchin satisfies the SEC’s requirements for an “audit committee financial expert” and has designated Mr. Kuchin as our audit committee financial expert.

Compensation Committee

Our board of directors believes that it is appropriate for our board not to have a standing compensation committee based upon the fact that our executive officers, including our principal financial officer, and non-independent directors do not receive compensation directly from us for services rendered to us, and we do not intend to pay any compensation directly to our executive officers or non-independent directors.

Nominating Board of Directors—Functions

We believe that our board of directors is qualified to perform the functions typically delegated to a nominating committee, and that the formation of a separate committee is not necessary at this time. Therefore, all members of our board of directors develop the criteria necessary for prospective members of our board of directors and participate in the consideration of director nominees. The primary functions of the members of our board of directors relating to the consideration of director nominees are to conduct searches and interviews for prospective director candidates, if necessary, review background information for all candidates for the board of directors, including those recommended by stockholders, and formally propose the slate of director nominees for election by the stockholders at the annual meeting.

Special Committee

Our board of directors established a special committee. The special committee was formed for the purpose of reviewing, considering, investigating, evaluating and, if deemed appropriate by the special committee, negotiating strategic alternatives. The members of the special committee are Jonathan Kuchin and Randall Greene, with Mr. Kuchin serving as the chairman of the special committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires each director, officer and individual beneficially owning more than 10% of a registered security of the Company to file with the SEC, within specified time frames, initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of common stock of the Company. Based solely on a review of the copies of such forms furnished to us during and with respect to the fiscal year ended December 31, 2018, or written representations that no additional forms were required, to the best of our knowledge, all of the filings by the Company’s directors and executive officers were made on a timely basis.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that is applicable to all members of our board of directors, our officers and employees, and the employees of our advisor. The policy may be located on our website at www.cvmissioncriticalreit.com by clicking on “Corporate Governance,” and then on “Code of Business Conduct and Ethics.” If, in the future, we amend, modify or waive a provision in the Code of Business Conduct and Ethics, we may, rather than filing a Current Report on Form 8-K, satisfy the disclosure requirement by posting such information on our website as necessary.

Item 11. Executive Compensation.

Compensation of Executive Officers

We have no employees. Our executive officers do not receive compensation directly from us for services rendered to us, and we do not intend to pay any compensation directly to our executive officers. As a result, we do not have, and our board of directors has not considered, a compensation policy or program for our executive officers. In addition, our board of directors believes that it is appropriate for our board not to have a standing compensation committee based upon the fact that our executive officers, including our principal financial officer, and non-independent directors do not receive compensation directly from us for services rendered to us, and we do not intend to pay any compensation directly to our executive officers or non-independent directors.

Our executive officers are also officers of our advisor, and its affiliates, including Carter Validus Real Estate Management Services, LLC, our property manager, and are compensated by these entities, in part, for their services to us. We pay fees to such entities under our advisory agreement and our property management and leasing agreement. We also reimburse our advisor for its provision of administrative services, including related personnel costs, subject to certain limitations. A description of the fees that we pay to our advisor and property manager or their affiliates is found in the “Transactions with Related Persons, Promoters and Certain Control Persons” within Item 13. “Certain Relationships and Related Transactions, and Director Independence”.

Compensation of Directors

Directors who are also officers or employees of our advisor or their affiliates (Messrs. Carter and Garcia) do not receive any special or additional remuneration for service on the board of directors or any of its committees. Each non-employee director receives compensation for service on the board of directors and any of its committees as provided below:

•	an annual retainer of $40,000;

•	an additional retainer of $60,000 for the special committee board members;

•

an additional annual retainer of $10,000 to the chairman of the audit committee (the additional annual retainer to the chairman of the audit committee increased from $7,500 to $10,000, effective September 1, 2018);

•	$2,000 for each board meeting attended in person;

•	$2,000 for each committee meeting attended in person ($2,500 for attendance by the chairperson of the audit committee at each meeting of the audit committee);

•	$500 per board or committee meeting attended by telephone conference; and

•

in the event that there is a meeting of the board of directors and one or more committees on a single day, the fees paid to each director will be limited to $2,500 per day ($3,000 per day for the chairman of the audit committee, if there is a meeting of that committee).

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

Further, we have authorized and reserved 300,000 shares of our common stock for issuance under the Carter Validus Mission Critical REIT, Inc. 2010 Restricted Share Plan, or the Incentive Plan, and we granted 3,000 shares of common stock to each of our independent directors in connection with each independent director’s initial election or appointment to the board of directors. The Incentive Plan provides for annual grants of 3,000 shares of common stock to each of our independent directors in connection with such independent director’s subsequent re-election to our board of directors, provided, such independent director is an independent director of our company during such annual period. Restricted stock issued to our independent directors will vest over a four-year period following the first anniversary of the date of grant in increments of 25% per annum.

Director Compensation Table

The following table sets forth certain information with respect to our director compensation during the fiscal year ended December 31, 2018:

Name	Fees Earned or Paid in Cash	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensations Earnings	All Other Compensation ($)		Total ($)
John E. Carter	$—	$—	$—	$—	$—	$—		$—
Mario Garcia, Jr.	$—	$—	$—	$—	$—	$1,702	(4)	$1,702
Jonathan Kuchin (1)	$93,000	$18,780	$—	$—	$—	$13,526	(5)	$125,306
Randall Greene (2)	$80,500	$18,780	$—	$—	$—	$3,649	(6)	$102,929
Ronald Rayevich (3)	$62,000	$18,780	$—	$—	$—	$5,135	(7)	$85,915

(1)

On July 20, 2018, Jonathan Kuchin was awarded 3,000 restricted shares of common stock in connection with his re-election to the board of directors. The grant date fair value of the stock was $6.26 per share for an aggregate amount of $18,780. As of December 31, 2018, all of the 3,000 shares of common stock remain unvested.

(2)

On July 20, 2018, Randall Greene was awarded 3,000 restricted shares of common stock in connection with his re-election to the board of directors. The grant date fair value of the stock was $6.26 per share for an aggregate amount of $18,780. As of December 31, 2018, all of the 3,000 shares of common stock remain unvested.

(3)

On July 20, 2018, Ronald Rayevich was awarded 3,000 restricted shares of common stock in connection with his re-election to the board of directors. The grant date fair value of the stock was $6.26 per share for an aggregate amount of $18,780. As of December 31, 2018, all of the 3,000 shares of common stock remain unvested.

(4)	Amount represents reimbursement of travel expenses incurred by directors to attend various director meetings.
(5)

Of this amount, $3,079 reflects the dollar value of distributions paid in connection with the stock awards granted to our independent directors and $10,447 represents reimbursement of travel and other expenses incurred by directors to attend various director meetings.

(6)

Of this amount, $3,066 reflects the dollar value of distributions paid in connection with the stock awards granted to our independent directors and $583 represents reimbursement of other expenses incurred by directors to attend various director meetings.

(7)

Of this amount, $3,275 reflects the dollar value of distributions paid in connection with the stock awards granted to our independent directors and $1,860 represents reimbursement of travel and other expenses incurred by directors to attend various director meetings.

Compensation Committee Interlocks and Insider Participation

We do not have a standing compensation committee and do not separately compensate our executive officers. Therefore, none of our executive officers participated in any deliberations regarding executive compensation. There are no interlocks or insider participation as to compensation decisions required to be disclosed pursuant to SEC regulations.

During the fiscal year ended December 31, 2018, John E. Carter, Michael A. Seton, Mario Garcia, Jr. and Todd M. Sakow also served as officers, directors and/or key personnel of our advisor, our property manager, our dealer manager and/or other affiliated entities. As such, they did not receive any separate compensation from us for services as our directors and/or executive officers. For information regarding transactions with such related parties, see the section entitled “Transactions with Related Persons, Promoters and Certain Control Person.” within Item 13. “Certain Relationships and Related Transactions, and Director Independence”. In addition, John E. Carter and Mario Garcia, Jr. are both founding members, and both served on the board of directors, of GulfShore Bank (currently Seacoast Bank), a community bank located in Tampa, Florida, until April 2017.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Securities Authorized for Issuance Under Equity Compensation Plans and Unregistered Sales of Equity Securities

We adopted the Incentive Plan, pursuant to which our board of directors has the authority to grant restricted or deferred stock awards to persons eligible under the plan. The maximum number of shares of our common stock that may be issued pursuant to the Incentive Plan is 300,000, subject to adjustment under specified circumstances. The following table provides information regarding the Incentive Plan as of December 31, 2018:

Plan Category	Number of Securities to Be Issued upon Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders (1)	—	—	222,000
Equity compensation plans not approved by security holders	—	—	—

Total	—	—	222,000

(1)

On July 20, 2018, we granted 3,000 restricted shares of common stock to each of our independent directors in connection with such director’s re-election to our board of directors. The fair value of each share of our restricted common stock was estimated at the date of grant at $6.26 per share. As of December 31, 2018, we had issued an aggregate of 78,000 shares of restricted stock to our independent directors in connection with their appointment or re-election to our board of directors. Restricted stock issued to our independent directors vests over a four-year period following the first anniversary of the date of grant in increments of 25% per annum.

The shares described above were not registered under the Securities Act and were issued in reliance on Section 4(a)(2) of the Securities Act.

Beneficial Ownership of Equity Securities

The following table sets forth information as of March 18, 2019 regarding the beneficial ownership of our common stock by each person known by us to own 5.0% or more of the outstanding shares of common stock, each of our directors, and each named executive officer, and our directors and executive officers as a group. The percentage of beneficial ownership is calculated based on 180,647,892 shares of common stock outstanding as of March 18, 2019.

Name of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned (2)	Percentage
Carter/Validus REIT Investment Management Company, LLC	20,000	*
Directors
John E. Carter	(3)	*
Mario Garcia, Jr.	(4)	*
Jonathan Kuchin (5)	32,651	*
Randall Greene (5)	35,905	*
Ronald Rayevich (5)	27,000	*
Executive Officers
Todd M. Sakow	(6)	*
Michael A. Seton	(7)	*

All officers and directors as a group (7 persons)	115,556	*

*	Represents less than 1% of the outstanding common stock.
(1)	The address of each beneficial owner listed is c/o Carter Validus Mission Critical REIT, Inc., 4890 W. Kennedy Blvd., Suite 650, Tampa, Florida 33609.
(2)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group which may be exercised within 60 days following March 18, 2019. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)

Mr. Carter is Executive Chairman of Carter/Validus REIT Investment Management Company, LLC, which directly owns 20,000 shares of common stock in our company. Mr. Carter disclaims beneficial ownership of the shares held by Carter/Validus REIT Investment Management Company, LLC, except to the extent of his pecuniary interest.

(4)

Mr. Garcia, Jr. directly or indirectly controls Carter/Validus REIT Investment Management Company, LLC, which directly owns 20,000 shares of common stock in our company. Mr. Garcia, Jr. disclaims beneficial ownership of the shares held by Carter/Validus REIT Investment Management Company, LLC, except to the extent of his pecuniary interest.

(5)	Represents restricted shares of our common stock issued to the beneficial owner in connection with his initial election and his subsequent election to the board of directors.
(6)

Mr. Sakow is the Chief Financial Officer, Treasurer, Chief Operating Officer and Secretary of Carter/Validus REIT Investment Management Company, LLC, which directly owns 20,000 shares of common stock in our company. Mr. Sakow disclaims beneficial ownership of the shares held by Carter/Validus REIT Investment Management Company, LLC, except to the extent of his pecuniary interest.

(7)

Mr. Seton is the Chief Executive Officer of Carter/Validus REIT Investment Management Company, LLC, which directly owns 20,000 shares of common stock in our company. Mr. Seton disclaims beneficial ownership of the shares held by Carter/Validus REIT Investment Management Company, LLC, except to the extent of his pecuniary interest.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Transactions with Related Persons, Promoters and Certain Control Persons

Our independent directors have reviewed the material transactions between our affiliates and us during the year ended December 31, 2018. Set forth below is a description of the transactions with affiliates. We believe that we have executed all of the transactions set forth below on terms that are fair and reasonable to the Company and on terms no less favorable to us than those available from unaffiliated third parties.

Each of our executive officers and our non-independent directors, Messrs. Carter and Garcia, is affiliated with our advisor and its affiliates. In addition, each of our executive officers also serves as an officer of our advisor, our property manager and/or other affiliated entities.

Carter/Validus REIT Investment Management Company, LLC, or our sponsor, owns a 75% managing member interest in our advisor. Strategic Capital Management Holdings, LLC, which is wholly owned by Validus/Strategic Capital, LLC and is the indirect owner of Strategic Capital Advisory Services, LLC, and SC Distributors, LLC, owns a 25% non-managing member interest in our advisor. Our sponsor is directly or indirectly controlled by Messrs. Carter, Sakow, Seton and Garcia, Jr., as they, along with others who are not our executive officers or directors, are members of our sponsor

We have no direct employees. Substantially all of our business is managed by the Advisor pursuant to the advisory agreement by and among us, our operating partnership and the Advisor. The employees of the Advisor and other affiliates provide services to us related to property management, asset management, accounting, investor relations, and all other administrative services.

Refer to Note 11—“Related-Party Transactions and Arrangements” to our consolidated financial statements that are a part of this Annual Report on Form 10-K.

Asset Management Fees

We pay the Advisor an annual asset management fee of 0.85% of the aggregate asset value, plus costs and expenses incurred by the Advisor in providing asset management services. The fee is payable monthly in an amount equal to 0.07083% of the aggregate asset value as of the last day of the immediately preceding month.

Operating Expenses

We reimburse the Advisor for all expenses it paid or incurred in connection with the services provided to us, subject to certain limitations. We will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives an acquisition fee or a disposition fee. Operating expenses incurred on our behalf are recorded in general and administrative expenses in the accompanying consolidated statements of comprehensive (loss) income.

Property Management Fees

We pay Carter Validus Real Estate Management Services, LLC, or the Property Manager, leasing and property management fees for our properties. Such fees equal 3.0% of monthly gross revenues from single-tenant properties and 4.0% of monthly gross revenues from multi-tenant properties. We reimburse the Property Manager and its affiliates for property-level expenses that any of them pay or incur on our behalf, including certain salaries, bonuses and benefits of persons employed by the Property Manager and its affiliates, except for the salaries, bonuses and benefits of persons who also serve as one of our executive officers. The Property Manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If we contract directly with third parties for such services at customary market fees, we may pay the Property Manager an oversight fee equal to 1.0% of the gross revenues of the property managed. In no event will we pay the Property Manager, the Advisor or its affiliates both a property management fee and an oversight fee with respect to any particular property. Property management fees are recorded in rental expenses in the accompanying consolidated statements of comprehensive (loss) income.

Leasing Commission Fees

We pay the Property Manager a separate fee for the one-time initial rent-up, lease renewals or leasing-up of newly constructed properties. Leasing commissions are capitalized in other assets, net, in the accompanying consolidated balance sheets and amortized over the term of the related lease.

Construction Management Fees

For acting as general contractor and/or construction manager to supervise or coordinate projects or to provide major repairs or rehabilitation on our properties, we may pay the Property Manager up to 5.0% of the cost of the projects, repairs and/or rehabilitation, as applicable, or construction management fees. Construction management fees included in continuing operations are capitalized in buildings and improvements in the accompanying consolidated balance sheets.

Disposition Fees

If the Advisor or its affiliates provides a substantial amount of services, as determined by a majority of our independent directors, in connection with the sale of one or more assets, a merger with a change of control of us or a sale of the Company, we will pay the Advisor a disposition fee equal to an amount of up to the lesser of 0.5% of the transaction price and one-half of the fees paid in the aggregate to third party investment bankers for such transaction. In no event will the combined real estate commission paid to the Advisor, its affiliates and unaffiliated third parties exceed 6.0% of the contract sales price. Disposition fees are recorded in gain on real estate dispositions in the accompanying consolidated statements of comprehensive (loss) income.

Subordinated Participation in Net Sale Proceeds

After investors have received a return of their net capital contributions and an 8.0% cumulative non-compounded annual return, then the Advisor is entitled to receive 15.0% of the remaining net sale proceeds, or a subordinated participation in net sale proceeds. As of December 31, 2018, we had not incurred a subordinated participation in net sale proceeds to the Advisor or its affiliates.

Subordinated Incentive Listing Fee

Upon the listing of our common stock on a national securities exchange, we would pay the Advisor a subordinated incentive listing fee equal to 15.0% of the amount by which the market value of our outstanding stock plus all distributions paid by us prior to listing exceeds the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 8.0% cumulative, non-compounded annual return to investors, or a subordinated incentive listing fee. As of December 31, 2018, we had not incurred a subordinated incentive listing fee to the Advisor or its affiliates.

Subordinated Distribution Upon Termination Fee

Upon termination or non-renewal of the advisory agreement, with or without cause, the Advisor will be entitled to receive distributions from the Operating Partnership equal to 15.0% of the amount by which the sum of our adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an annual 8.0% cumulative, non-compounded return to investors. In addition, the Advisor may elect to defer its right to receive a subordinated distribution upon termination until either shares of our common stock are listed and traded on a national securities exchange or another liquidity event occurs. As of December 31, 2018, we had not incurred any subordinated distribution upon termination fees to the Advisor or its affiliates.

The following table details amounts incurred for the years ended December 31, 2018, 2017 and 2016 in connection with our operations-related services described above (amounts in thousands):

		Incurred
		For the Year Ended December 31,
Fee	Entity	2018	2017	2016
Asset management fees (1)	Carter/Validus Advisors, LLC and its affiliates	$10,131	$18,717	$19,505
Operating expense reimbursement	Carter/Validus Advisors, LLC and its affiliates	1,728	1,598	1,793
Disposition fees (2)	Carter/Validus Advisors, LLC and its affiliates	1,228	4,311	—
Property management fees (3)	Carter Validus Real Estate Management Services, LLC	1,831	5,056	5,425
Leasing commission fees (4)	Carter Validus Real Estate Management Services, LLC	3,435	644	1,138
Construction management fees (5)	Carter Validus Real Estate Management Services, LLC	137	524	986

Total		$18,490	$30,850	$28,847

(1)	Of the amounts incurred, $9,809,000, $10,611,000 and $10,956,000 are included in continuing operations for the years ended December 31, 2018, 2017 and 2016, respectively.
(2)	Of the amounts incurred, $16,000, $440,000 and $0 are included in continuing operations for the years ended December 31, 2018, 2017 and 2016, respectively.
(3)	Of the amounts incurred, $1,728,000, $2,542,000 and $2,945,000 are included in continuing operations for the years ended December 31, 2018, 2017 and 2016, respectively.
(4)	Of the amounts incurred, $3,435,000, $640,000 and $277,000 are included in continuing operations for the years ended December 31, 2018, 2017 and 2016, respectively.
(5)	Of the amounts incurred, $137,000, $524,000 and $661,000 are included in continuing operations for the years ended December 31, 2018, 2017 and 2016, respectively.

The following table details amounts payable as of December 31, 2018 and 2017 in connection with our operations-related services described above (amounts in thousands):

		Payable
		As of December 31,
Fee	Entity	2018	2017
Asset management fees	Carter/Validus Advisors, LLC and its affiliates	$801	$980
Operating expense reimbursement	Carter/Validus Advisors, LLC and its affiliates	281	98
Disposition fees	Carter/Validus Advisors, LLC and its affiliates	—	440
Property management fees	Carter Validus Real Estate Management Services, LLC	181	473
Leasing commission fees	Carter Validus Real Estate Management Services, LLC	60	364
Construction management fees	Carter Validus Real Estate Management Services, LLC	6	17

Total (1)		$1,329	$2,372

(1)

In addition, the Company had $12,000 and $175,000 due to affiliates included in liabilities of discontinued operations on the consolidated balance sheet as of December 31, 2018 and December 31, 2017, respectively.

Review, Approval or Ratification of Transactions with Related Persons

In order to reduce or eliminate certain potential conflicts of interest, (A) our charter contains a number of restrictions relating to (1) transactions we enter into with our sponsor, our directors and our advisor and its affiliates, and (2) certain future offerings, and (B) the advisory agreement contains procedures and restrictions relating to the allocation of investment opportunities among entities affiliated with our advisor. These restrictions, include, among others, the following:

•

We will not purchase or lease properties from our sponsor, our advisor, any of our directors, or any of their respective affiliates without a determination by a majority of our directors, including a majority of our independent directors, not otherwise interested in such transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the seller or lessor unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. In no event will we acquire any such property at an amount in excess of its current appraised value, as determined by an independent appraiser. We will not sell or lease properties to our sponsor, our advisor, any of our directors, or any of their respective affiliates unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction, determines that the transaction is fair and reasonable to us.

•

We will not make any loans to our sponsor, our advisor, any of our directors, or any of their respective affiliates, except that we may make or invest in mortgage loans involving our sponsor, our advisor, our directors or their respective affiliates, if such mortgage loan is insured or guaranteed by a government or government agency or provided, among other things, that an appraisal of the underlying property is obtained from an independent appraiser and the transaction is approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction as fair and reasonable to us and on terms no less favorable to us than those available from unaffiliated third parties. Our sponsor, our advisor, any of our directors and any of their respective affiliates will not make loans to us or to joint ventures in which we are a joint venture partner unless approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction as fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties.

•

Our advisor and its affiliates will be entitled to reimbursement, at cost, at the end of each fiscal quarter for actual expenses incurred by them on behalf of us or joint ventures in which we are a joint venture partner; provided, however, that we will not reimburse our advisor at the end of any fiscal quarter for the amount, if any, by which our total operating expenses, including the advisor asset management fee, paid during the four consecutive fiscal quarters then ended exceeded the greater of (i) 2.0% of our average invested assets for such period or (ii) 25.0% of our net income, before any additions to reserves for depreciation, bad debts or other similar non-cash reserves and before any gain from the sale of our assets, for such period.

•

If an investment opportunity becomes available that is deemed suitable, after our advisor’s and our board of directors’ consideration of pertinent factors, for both us and one or more other entities affiliated with our advisor, and for which more than one of such entities has sufficient uninvested funds, then the entity that has had the longest period of time elapse since it was offered an investment opportunity will first be offered such investment opportunity. In determining whether or not an investment opportunity is suitable for more than one such entity, our advisor and our board of directors shall examine, among others, the following factors:

•	the anticipated cash flow of and the cash requirements of each such entity;

•	the effect of the acquisition both on diversification of each program’s investments by type of property, geographic area and tenant concentration;

•	the policy of each program relating to leverage of properties;

•	the income tax effects of the purchase to each program;

•	the size of the investment; and

•	the amount of funds available to each program and the length of time such funds have been available for investment.

If a subsequent development, such as a delay in the closing of the acquisition or construction of a property, causes any such investment, in the opinion of our advisor, to be more appropriate for a program other than the program that committed to make the investment, our advisor may determine that another program affiliated with our advisor or its affiliates will make the investment. Our board of directors, including our independent directors, has a duty to ensure that the method used by our advisor for the allocation of the acquisition of properties by two or more affiliated programs seeking to acquire similar types of properties is reasonable and applied fairly to us.

•

We will not accept goods or services from our sponsor, our advisor, our directors, or any of their or its affiliates or enter into any other transaction with our sponsor, our advisor, our directors, or any of their affiliates unless a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction, approve such transaction as fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Director Independence

As required by our charter, a majority of the members of our board of directors must qualify as “independent directors” as affirmatively determined by the board of directors. Our board of directors consults with our legal counsel and counsel to the independent directors, as applicable, to ensure that our board of directors’ determinations are consistent with our charter and applicable securities and other laws and regulations regarding the definition of “independent director.”

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and the Company, our senior management and our independent registered public accounting firm, the board has determined that Messrs. Kuchin, Greene, and Rayevich, who comprise a majority of our board, qualify as independent directors. A copy of our independent director definition, which is contained in our charter and complies with the requirements of the North American Securities Administrators Association’s Statement of Policy Regarding Real Estate Investment Trusts, or the NASAA REIT Guidelines, was attached as an appendix to the proxy statement for our 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2016. Although our shares are not listed for trading on any national securities exchange, our independent directors also meet the current independence and qualifications requirements of the New York Stock Exchange.

Item 14. Principal Accounting Fees and Services.

Independent Auditors

During the years ended December 31, 2018 and 2017, KPMG LLP, or KPMG, served as our independent registered public accounting firm and provided us with certain audit and non-audit services. KPMG has served as our independent registered public accounting firm since 2014.

The audit committee reviewed the audit and non-audit services performed by KPMG, as well as the fees charged by KPMG for such services. In its review of the non-audit services and fees, the audit committee considered whether the provision of such services is compatible with maintaining the independence of KPMG. The aggregate fees billed to us for professional accounting services by KPMG for the years ended December 31, 2018 and December 31, 2017 are respectively set forth in the table below:

	Year Ended December 31, 2018	Year Ended December 31, 2017
Audit fees	$410,000	$512,500
Audit-related fees	—	—
Tax fees	—	—
All other fees	10,890	10,890

Total	$420,890	$523,390

For purpose of the preceding table, the professional fees are classified as follows:

•

Audit fees—These are fees for professional services performed for the audit of our annual financial statements and the required review of quarterly financial statements and other procedures performed by the independent auditors in order for them to be able to form an opinion on our consolidated financial statements. These fees also cover services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements and other services that generally only the independent auditor reasonably can provide, such as services associated with filing registration statements, periodic reports and other filings with the SEC, and audits of acquired properties or businesses or statutory audits for our subsidiaries or affiliates.

•

Audit-related fees—These are fees for assurance and related services that traditionally are performed by independent auditors, such as due diligence related to acquisitions and dispositions, attestation services that are not required by statute or regulation, statutory subsidiary or equity investment audits incremental to the audit of the consolidated financial statements and general assistance with the implementation of Section 404 of the Sarbanes-Oxley Act of 2002 and other SEC rules promulgated pursuant to the Sarbanes Oxley Act of 2002.

•

Tax fees—These are fees for all professional services performed by professional staff, except those services related to the audit of our financial statements. These include fees for tax compliance, tax planning, and tax advice, including federal, state and local issues. Services may also include assistance with tax audits and appeals before the IRS and similar state and local agencies, as well as federal, state, and local tax issues related to due diligence.

•	All other fees—These are fees for other permissible work performed that do not meet the above-described categories, including a subscription to an accounting research website.

Pre-Approval Policies

The audit committee’s charter imposes a duty on the audit committee to pre-approve all auditing services performed for us by our independent auditors, as well as all permitted non-audit services (including the fees and terms thereof) in order to ensure that the provision of such services does not impair the auditors’ independence. Unless a type of service to be provided by the independent auditors has received “general” pre-approval, it will require “specific” pre-approval by the audit committee.

All requests for services to be provided by the independent auditor that do not require specific pre-approval by the audit committee will be submitted to management and must include a detailed description of the services to be rendered. Management will determine whether such services are included within the list of services that have received the general pre-approval of the audit committee. The audit committee will be informed on a timely basis of any such services rendered by the independent auditors.

Requests to provide services that require specific pre-approval by the audit committee will be submitted to the audit committee by both the independent auditors and the principal financial officer, and must include a joint statement as to whether, in their view, the request is consistent with the SEC’s rules on auditor independence. The chairman of the audit committee has been delegated the authority to specifically pre-approve de minimis amounts for services not covered by the general pre-approval guidelines. All amounts, including a subscription to an accounting research website, require specific pre-approval by the audit committee prior to the engagement of KPMG. All amounts specifically pre-approved by the chairman of the audit committee in accordance with this policy, are to be disclosed to the full audit committee at the next regularly scheduled meeting.

All services rendered by KPMG for the years ended December 31, 2018 and December 31, 2017 were pre-approved in accordance with the policies and procedures described above.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this Annual Report:

(a)(1) Consolidated Financial Statements:

The index of the consolidated financial statements contained herein is set forth on page F-1 hereof.

(a)(2) Financial Statement Schedules:

The financial statement schedules are listed in the index to consolidated financial statements on page F-1 hereof.

No additional financial statement schedules are presented since the required information is not present or not present in amounts sufficient to require submission of the schedule or because the information required is disclosed in the Consolidated Financial Statements and notes thereto.

(a)(3) Exhibits:

The exhibits listed on the Exhibit Index are included, or incorporated by reference, in this Annual Report.

(b) Exhibits:

See Item 15(a)(3) above.

(c) Financial Statement Schedules:

See Item 15(a)(2) above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF CARTER VALIDUS MISSION CRITICAL REIT, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Carter Validus Mission Critical REIT, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Carter Validus Mission Critical REIT, Inc. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive (loss) income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2014.

Tampa, Florida

March 22, 2019

PART 1. FINANCIAL STATEMENTS

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2018	December 31, 2017
ASSETS
Real estate:
Land	$72,700	$73,769
Buildings and improvements, less accumulated depreciation of $100,897 and $86,092, respectively	806,637	834,419

Total real estate, net	879,337	908,188
Cash and cash equivalents	43,133	336,500
Acquired intangible assets, less accumulated amortization of $23,822 and $23,640, respectively	59,681	86,938
Other assets, net	40,964	79,140
Assets of discontinued operations, net ($0 and $6,852, respectively, related to VIE)	401	213,833

Total assets	$1,023,516	$1,624,599

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes payable, net of deferred financing costs of $75 and $875, respectively	$36,214	$140,602
Credit facility	190,000	—
Accounts payable due to affiliates	1,329	2,372
Accounts payable and other liabilities	16,703	28,195
Intangible lease liabilities, less accumulated amortization of $5,712 and $4,694, respectively	16,537	17,555
Liabilities of discontinued operations, net ($0 and $599, respectively, related to VIE)	13	5,058

Total liabilities	260,796	193,782
Stockholders’ equity:
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value per share, 300,000,000 shares authorized; 203,114,678 and 196,892,945 shares issued, respectively; 183,081,839 and 186,181,545 shares outstanding, respectively	1,831	1,862
Additional paid-in capital	1,612,969	1,635,329
Accumulated distributions in excess of earnings	(852,505)	(211,750)
Accumulated other comprehensive income	425	407

Total stockholders’ equity	762,720	1,425,848
Noncontrolling interests	—	4,969

Total equity	762,720	1,430,817

Total liabilities and stockholders’ equity	$1,023,516	$1,624,599

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands, except share data and per share amounts)

	For the Year Ended December 31,
	2018	2017	2016
Revenue:
Rental revenue	$91,226	$106,612	$111,167
Provision for doubtful accounts related to rental revenue	(36,478)	(17,930)	(24,628)
Tenant reimbursement revenue	5,898	8,557	5,247
Provision for doubtful accounts related to tenant reimbursement revenue	(4,284)	(2,825)	(1,549)

Total revenue	56,362	94,414	90,237
Expenses:
Rental expenses	11,225	13,071	8,972
General and administrative expenses	6,004	7,185	6,251
Acquisition related expenses	—	—	1,667
Asset management fees	9,809	10,611	10,956
Depreciation and amortization	51,001	33,540	47,591

Total expenses	78,039	64,407	75,437
(Loss) income from operations	(21,677)	30,007	14,800

Other income (expense):
Other interest and dividend income	3,763	3,147	13,295
Interest expense, net	(13,506)	(19,109)	(23,323)
Provision for loan losses	(2,782)	(11,936)	(4,294)
Impairment loss on real estate	(6,588)	(39,147)	—
Gain on real estate dispositions	218	—	—

Total other expense	(18,895)	(67,045)	(14,322)

(Loss) income from continuing operations	(40,572)	(37,038)	478
Income from discontinued operations	36,591	261,675	34,679

Net (loss) income	(3,981)	224,637	35,157
Net loss (income) attributable to noncontrolling interests in consolidated partnerships	22	(47,326)	(3,921)

Net (loss) income attributable to common stockholders	$(3,959)	$177,311	$31,236

Other comprehensive income (loss):
Unrealized income (loss) on interest rate swaps, net	$18	$(1,416)	$4,403

Other comprehensive income (loss)	18	(1,416)	4,403

Comprehensive (loss) income	(3,963)	223,221	39,560
Comprehensive loss (income) attributable to noncontrolling interests in consolidated partnerships	22	(47,326)	(3,921)

Comprehensive (loss) income attributable to common stockholders	$(3,941)	$175,895	$35,639

Weighted average number of common shares outstanding:
Basic	182,667,312	185,922,468	183,279,872

Diluted	182,667,312	185,922,468	183,297,662

Net (loss) income per common share attributable to common stockholders:
Basic:
Continuing operations	$(0.22)	$(0.20)	$—
Discontinued operations	0.20	1.15	0.17

Net (loss) income attributable to common stockholders	$(0.02)	$0.95	$0.17

Diluted:
Continuing operations	$(0.22)	$(0.20)	$—
Discontinued operations	0.20	1.15	0.17

Net (loss) income attributable to common stockholders	$(0.02)	$0.95	$0.17

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	No. of Shares	Par Value
Balance, December 31, 2015	181,200,952	$1,812	$1,591,076	$(161,798)	$(2,580)	$1,428,510	$33,666	$1,462,176
Vesting of restricted stock	9,000	—	90	—	—	90	—	90
Issuance of common stock under the distribution reinvestment plan	7,131,264	71	68,015	—	—	68,086	—	68,086
Distributions to noncontrolling interests	—	—	—	—	—	—	(3,299)	(3,299)
Distributions declared to common stockholders	—	—	—	(128,316)	—	(128,316)	—	(128,316)
Other offering costs	—	—	(18)	—	—	(18)	—	(18)
Repurchase of common stock	(3,431,543)	(34)	(33,301)	—	—	(33,335)	—	(33,335)
Other comprehensive income	—	—	—	—	4,403	4,403	—	4,403
Net income	—	—	—	31,236	—	31,236	3,921	35,157

Balance, December 31, 2016	184,909,673	$1,849	$1,625,862	$(258,878)	$1,823	$1,370,656	$34,288	$1,404,944

Vesting of restricted stock	9,000	—	88	—	—	88	—	88
Issuance of common stock under the distribution reinvestment plan	7,035,781	71	66,922	—	—	66,993	—	66,993
Purchase of noncontrolling interests	—	—	(500)	—	—	(500)	—	(500)
Distributions to noncontrolling interests	—	—	—	—	—	—	(76,645)	(76,645)
Distributions declared to common stockholders	—	—	—	(130,183)	—	(130,183)	—	(130,183)
Other offering costs	—	—	(52)	—	—	(52)	—	(52)
Repurchase of common stock	(5,772,909)	(58)	(56,991)	—	—	(57,049)	—	(57,049)
Other comprehensive loss	—	—	—	—	(1,416)	(1,416)	—	(1,416)
Net income	—	—	—	177,311	—	177,311	47,326	224,637

Balance, December 31, 2017	186,181,545	$1,862	$1,635,329	$(211,750)	$407	$1,425,848	$4,969	$1,430,817

Vesting of restricted stock	9,000	—	86	—	—	86	—	86
Issuance of common stock under the distribution reinvestment plan	6,212,732	62	41,757	—	—	41,819	—	41,819
Distributions to noncontrolling interests	—	—	—	—	—	—	(4,947)	(4,947)
Distributions declared to common stockholders	—	—	—	(636,796)	—	(636,796)	—	(636,796)
Other offering costs	—	—	(7)	—	—	(7)	—	(7)
Repurchase of common stock	(9,321,438)	(93)	(64,196)	—	—	(64,289)	—	(64,289)
Other comprehensive income	—	—	—	—	18	18	—	18
Net loss	—	—	—	(3,959)	—	(3,959)	(22)	(3,981)

Balance, December 31, 2018	183,081,839	$1,831	$1,612,969	$(852,505)	$425	$762,720	$—	$762,720

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31,
	2018	2017	2016
Cash flows from operating activities:
Net (loss) income	$(3,981)	$224,637	$35,157
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	51,001	65,750	86,335
Amortization of deferred financing costs	2,321	3,778	4,576
Amortization of above-market leases	619	353	421
Amortization of intangible lease liabilities	(1,119)	(3,471)	(3,718)
Gain on real estate dispositions from discontinued operations	(33,251)	(224,133)	—
Gain on real estate dispositions from continuing operations	(218)	—	—
Provision for doubtful accounts	22,716	18,733	6,007
Provision for loan losses	2,782	11,936	4,294
Impairment loss on real estate	6,588	39,147	—
Loss on debt extinguishment	207	4,513	1,133
Straight-line rent	9,534	(13,342)	(3,941)
Stock-based compensation	86	88	90
Change in fair value of contingent consideration	—	(2,920)	300
Changes in operating assets and liabilities:
Accounts payable and other liabilities	(9,197)	1,503	4,087
Accounts payable due to affiliates	(1,194)	(106)	405
Other assets	(23,295)	(21,188)	(12,325)

Net cash provided by operating activities	23,599	105,278	122,821

Cash flows from investing activities:
Investment in real estate	—	—	(71,000)
Proceeds from real estate disposals of continuing and discontinued operations	241,043	1,131,582	—
Proceeds from the sale of equipment	20,900	—	—
Capital expenditures	(4,994)	(23,765)	(69,496)
Capital distributions from unconsolidated partnership	965	—	—
Real estate deposits, net	—	—	450
Collections of real estate-related notes receivable	—	514	—
Preferred equity investment	—	—	127,147
Notes receivable, net	(2,700)	(15,500)	(5,919)

Net cash provided by (used in) investing activities	255,214	1,092,831	(18,818)

Cash flows from financing activities:
Payments on notes payable	(105,188)	(345,335)	(56,521)
Proceeds from credit facility	285,000	121,000	185,000
Payments on credit facility	(95,000)	(479,000)	(120,000)
Proceeds from debt extinguishment	338	4,641	—
Payments on debt extinguishment	—	(7,573)	(790)
Payments of deferred financing costs	(2,254)	(1,788)	(467)
Repurchase of common stock	(64,289)	(57,049)	(33,335)
Other offering costs	(7)	(52)	(18)
Distributions to stockholders	(601,079)	(63,082)	(60,038)
Purchase of noncontrolling interests	—	(500)	—
Distributions to noncontrolling interests	(4,947)	(75,062)	(3,299)

Net cash used in financing activities	(587,426)	(903,800)	(89,468)

Net change in cash, cash equivalents and restricted cash	(308,613)	294,309	14,535
Cash, cash equivalents and restricted cash—Beginning of year	351,914	57,605	43,070

Cash, cash equivalents and restricted cash—End of year	$43,301	$351,914	$57,605

Supplemental cash flow disclosure:
Interest paid, net of interest capitalized of $225, $2,771 and $2,859, respectively	$11,872	$35,432	$34,980
Supplemental disclosure of non-cash transactions:
Common stock issued through distribution reinvestment plan	$41,819	$66,993	$68,086
Deemed distributions related to taxes withheld	$—	$1,992	$—

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Note 1—Organization and Business Operations

Carter Validus Mission Critical REIT, Inc., or the Company, a Maryland corporation, was incorporated on December 16, 2009, and has elected to be taxed, and currently qualifies, as a real estate investment trust, or a REIT, under the Internal Revenue Code of 1986, as amended, or the Code, for federal income tax purposes. The Company was organized to acquire and operate a diversified portfolio of income-producing commercial real estate, with a focus on the data center and healthcare property sectors, net leased to creditworthy tenants, as well as to make other real estate-related investments that relate to such property types. During the year ended December 31, 2017, the Company’s board of directors made a determination to sell the Company’s data center assets. This decision represented a strategic shift that had a major effect on the Company’s results and operations and assets and liabilities for the years presented. As a result, the Company classified the assets in its data centers segment as discontinued operations. During the year ended December 31, 2017, the Company sold 16 properties, which consisted of 15 data center properties and one healthcare property. During the year ended December 31, 2018, the Company sold seven properties, which consisted of five data center properties and two healthcare properties. As a result, as of December 31, 2018, the Company had completed the disposition of all its data center properties.

As of December 31, 2018, the Company owned 30 real estate investments, consisting of 61 properties, all of which were part of the healthcare portfolio.

On January 22, 2018, in connection with the Company’s dispositions in 2017 and 2018, the Company’s board of directors declared a special cash distribution of $3.00 per share of common stock. The special cash distribution was funded with the proceeds from the disposition of certain real estate properties between December 2017 and January 2018. The special cash distribution was paid on March 16, 2018, to stockholders of record at the close of business on February 15, 2018, in the aggregate amount of approximately $556,227,000.

The Company operates through one reportable segment—commercial real estate investments in healthcare. Substantially all of the Company’s business is conducted through Carter/Validus Operating Partnership, LP, a Delaware limited partnership, or the Operating Partnership. The Company is the sole general partner of the Operating Partnership, and Carter/Validus Advisors, LLC, or the Advisor, the Company’s affiliated advisor, is the special limited partner of the Operating Partnership.

Except as the context otherwise requires, “we,” “our,” “us,” and the “Company” refer to Carter Validus Mission Critical REIT, Inc., the Operating Partnership, all majority-owned subsidiaries and controlled subsidiaries.

Note 2—Summary of Significant Accounting Policies

The summary of significant accounting policies presented below is designed to assist in understanding the consolidated financial statements. Such consolidated financial statements and the accompanying notes thereto are the representations of management. These accounting policies conform to accounting principles generally accepted in the United States of America, or GAAP, in all material respects, and have been consistently applied in preparing the consolidated financial statements.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company, the Operating Partnership, all majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are made and evaluated on an ongoing basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.

Restricted Cash

Restricted cash consists of restricted cash held in escrow and restricted bank deposits. Restricted cash held in escrow includes cash held by lenders in escrow accounts for tenant and capital improvements, repairs and maintenance and other lender reserves for certain properties, in accordance with the respective lender’s loan agreement. Restricted cash held in escrow is reported in other assets, net, in the accompanying consolidated balance sheets. Restricted bank deposits consist of tenant receipts for certain properties which are required to be deposited into lender controlled accounts in accordance with the respective lender’s loan agreement. Restricted bank deposits are reported in other assets, net, in the accompanying consolidated balance sheets. See Note 7—“Other Assets, Net.”

On April 1, 2017, the Company adopted Accounting Standards Update, or ASU, 2016-18, Restricted Cash, or ASU 2016-18. ASU 2016-18 requires that a statement of cash flows explain the change during a reporting period in the total of cash, cash equivalents, and amounts generally described as restricted cash. This ASU states that transfers between cash, cash equivalents, and restricted cash are not part of the Company’s operating, investing, and financing activities. Therefore, restricted cash should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows.

The following table presents a reconciliation of the beginning of year and end of year cash, cash equivalents and restricted cash reported within the consolidated balance sheets to the totals shown in the consolidated statements of cash flows (amounts in thousands):

	For the Year Ended December 31,
	2018	2017		2016
Beginning of year:
Cash and cash equivalents	$336,500	$42,613		$28,527
Restricted cash (1)	15,414	14,992		14,543

Cash, cash equivalents and restricted cash	$351,914	$57,605		$43,070

End of year:
Cash and cash equivalents	$43,133	$336,500		$42,613
Restricted cash	168	15,414	(1)	14,992	(1)

Cash, cash equivalents and restricted cash	$43,301	$351,914		$57,605

(1)	Amount attributable to continuing and discontinued operations.

Deferred Financing Costs

Deferred financing costs are loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs to the refinanced debt. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close. Deferred financing costs are recorded as a reduction of the related debt on the accompanying consolidated balance sheets. Deferred financing costs related to a revolving line of credit are recorded in other assets, net, on the accompanying consolidated balance sheets.

Investment in Real Estate

Real estate costs related to the acquisition, development, construction and improvement of properties are capitalized. Repair and maintenance costs are expensed as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset in determining the appropriate useful life. Real estate assets, other than land, are depreciated or amortized on a straight-line basis over each asset’s useful life. The Company estimated the useful lives of its assets by class as follows:

Buildings and improvements	15 – 40 years
Tenant improvements	Shorter of lease term or expected useful life
Furniture, fixtures, and equipment	3 – 10 years

Held for Sale and Discontinued Operations

The Company classifies a real estate property as held for sale upon satisfaction all of the following criteria: (i) management commits to a plan to sell a property, (ii) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary for sales of such properties, (iii) there is an active program to locate a buyer, (iv) the property is being actively marketed for sale, (v) the sale of the property is probable and transfer of the asset is expected to be completed within one year, and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Upon the determination to classify a property as held for sale, the Company ceases depreciation and amortization on the real estate properties, including depreciation for tenant improvements, as well as on the amortization of acquired in-place leases. The real estate properties held for sale and associated liabilities are classified separately on the consolidated balance sheets. Such properties are recorded at the lesser of the carrying value or estimated fair value less estimated cost to sell.

The Company classifies real estate properties as discontinued operations for all periods presented if they represent a strategic shift that has (or will have) a major effect on the Company’s results and operations. The assets, liabilities and operations for the years presented are classified on the consolidated balance sheets and consolidated statements of comprehensive (loss) income as discontinued operations for all periods presented.

Impairment of Long Lived Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the assets through its undiscounted future cash flows and their eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the assets, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the assets.

When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related assets.

In addition, the Company applies a market approach using comparable sales for certain properties. The use of alternative assumptions in the market approach analysis could result in a different determination of the property’s estimated fair value and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related assets.

Impairment of Real Estate

During the year ended December 31, 2018, real estate assets related to two healthcare properties with an aggregate carrying amount of $49,103,000 were determined to be impaired, using Level 2 inputs of the fair value hierarchy (defined below). The carrying value of the properties were reduced to their estimated fair value of $42,515,000, resulting in an impairment charge of $6,588,000, which is included in impairment loss on real estate in the consolidated statements of comprehensive (loss) income.

During the year ended December 31, 2017, real estate assets related to four properties with an aggregate carrying amount of $85,768,000 were determined to be impaired, using Level 3 inputs of the fair value hierarchy (defined below). The Company used a discounted cash flow analysis and market valuation approach, which required certain judgments to be made by management. The carrying value of the properties were reduced to their estimated fair value of $52,557,000, resulting in an impairment charge of $33,211,000, which is included in impairment loss on real estate in the consolidated statements of comprehensive (loss) income. The Company reviews each property based on the highest and best use and market participant assumptions. See Note 13—“Fair Value” for more details.

During the year ended December 31, 2017, the Company recorded an impairment loss of $5,936,000 related to one real estate property, which was sold on December 28, 2017 in the amount of $88,000,000. The impairment loss is included in impairment loss on real estate in the consolidated statements of comprehensive (loss) income. No impairment losses were recorded during the year ended December 31, 2016.

Impairment of Acquired Intangible Assets and Intangible Lease Liabilities

For the year ended December 31, 2018, the Company recognized an impairment of two in-place lease intangible assets in the amount of approximately $21,505,000, of which $21,296,000 was related to a former tenant of the Company, Bay Area Regional Medical Center, LLC, or Bay Area, by accelerating the amortization of the intangible assets. On August 13, 2018, the Company terminated its lease agreement with Bay Area. As of December 31, 2018, the Company does not have any acquired intangible assets or intangible lease liabilities related to Bay Area.

In addition, for the year ended December 31, 2018, the Company accelerated the amortization of an above-market lease intangible asset in the amount of $311,000 as a result of a lease termination.

For the year ended December 31, 2017, the Company recognized an impairment of three in-place lease intangible assets in the amount of approximately $1,151,000 by accelerating the amortization of the intangibles as a result of a lease amendment.

For the year ended December 31, 2016, the Company recognized an impairment of one in-place lease intangible asset and one capitalized lease commission by accelerating the amortization in the amount of $16,422,000 as a result of two tenants experiencing financial difficulties.

Fair Value

Accounting Standards Codification, or ASC, 820, Fair Value Measurements and Disclosures, or ASC 820, defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Inputs other than quoted prices for similar assets and liabilities in active markets that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company used to estimate the fair value of the Company’s financial assets and liabilities:

Cash and cash equivalents, restricted cash, tenant receivables, property escrow deposits, prepaid expenses, accounts payable and accrued liabilities—The Company considered the carrying values of these financial instruments, assets and liabilities, to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Notes payable—Fixed Rate—The fair value is estimated by discounting the expected cash flows on notes payable at current rates at which management believes similar loans would be made considering the terms and conditions of the loan and prevailing market interest rates.

Notes payable—Variable Rate—The carrying value of variable rate notes payable approximates fair value because the interest rates adjust with current market conditions.

Unsecured credit facility—Fixed Rate—The fair value is estimated by discounting the expected cash flows on the fixed rate unsecured credit facility at current rates at which management believes similar borrowings would be made considering the terms and conditions of the borrowings and prevailing market interest rates.

Unsecured credit facility—Variable Rate—The carrying value of the variable rate unsecured credit facility approximates fair value as the interest is calculated at the London Interbank Offered Rate, plus an applicable margin. The interest rate resets to market on a monthly basis. The fair value of the Company’s variable rate unsecured credit facility is estimated based on the interest rates currently offered to the Company by financial institutions.

Notes receivable—The fair value is estimated by discounting the expected cash flows on the notes at interest rates at which management believes similar loans would be made.

Derivative instruments—The Company’s derivative instruments consist of interest rate swaps. These swaps are carried at fair value to comply with the provisions of ASC 820. The fair value of these instruments is determined using interest rate market pricing models. The Company incorporated credit valuation adjustments to appropriately reflect the Company’s nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for on disposition of the financial assets and liabilities.

Revenue Recognition, Tenant Receivables and Allowance for Uncollectible Accounts

Effective January 1, 2018, the Company recognizes non-rental related revenue in accordance with Accounting Standards Codification, or ASC, 606, Revenue from Contracts with Customers, or ASC 606. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. A five-step transactional analysis is required to determine how and when to recognize revenue. Non-rental revenue, subject to ASC 606, is immaterial to the Company’s financial statements. The Company has identified its revenue streams as rental income from leasing arrangements and tenant reimbursement revenue, which are outside the scope of ASC 606.

The majority of the Company’s revenue is derived from rental revenue which is accounted for in accordance with ASC 840, Leases. In accordance with ASC 840, Leases, minimum rental revenue is recognized on a straight-line basis over the term of the related lease (including rent holidays). Differences between rental income recognized and amounts contractually due under the lease agreements are credited or charged to straight-line rent receivable or straight-line rent liability, as applicable. Tenant reimbursement revenue, which is comprised of additional amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses, is recognized when the services are provided and the performance obligations are satisfied.

Tenant receivables and unbilled straight-line rent receivables are carried net of the allowances for uncollectible current tenant receivables and unbilled deferred rent. An allowance will be maintained for estimated losses resulting from the inability of certain tenants to meet the contractual obligations under their lease agreements. The Company also maintains an allowance for straight-line rent receivables arising from the straight-lining of rents. The Company’s determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, the tenant’s financial condition, security deposits, letters of credit, lease guarantees and current economic conditions and other relevant factors.

For the years ended December 31, 2018, 2017 and 2016, the Company recorded $36,478,000, $17,930,000 and $24,628,000, respectively, in provision for doubtful accounts for rental revenue and straight-line rent receivable, which are recorded as a reduction in revenue in the accompanying consolidated statements of comprehensive (loss) income. Of the $36,478,000 recorded for the year ended December 31, 2018, $33,242,000 related to Bay Area. As of December 31, 2018, the Company had fully reserved for and written off all its outstanding accounts receivable for rental revenue and straight-line rent receivable related to delinquent accounts.

On October 24, 2018, the Company entered into a lease agreement with a new tenant, the Board of Regents of the University of Texas System, or the Board of Regents, which is an affiliate of the University of Texas Medical Branch, or UTMB, to lease the UTMB Health Clear Lake Campus (formerly known as the Bay Area Regional Medical Center) property. The lease agreement has an initial 15-year term with three 5-year renewal terms exercisable at the option of the Board of Regents, (subject to certain conditions) and provides for a fixed base rent for the first 5 years of the lease term that will be payable monthly, subsequent to a free-rent period from October 1, 2018 to June 30, 2019.

For the years ended December 31, 2018, 2017 and 2016, the Company recorded $4,284,000, $2,825,000 and $1,549,000, respectively, in provision for doubtful accounts for tenant reimbursement revenue, which are recorded as a reduction in revenue in the accompanying consolidated statements of comprehensive (loss) income.

Of the $4,284,000 recorded for the year ended December 31, 2018, $3,634,000 related to Bay Area. As of December 31, 2018, the Company had fully reserved for and written off all its accounts receivable for tenant reimbursement revenue related to delinquent accounts.

Notes Receivable

Notes receivable are reported at their outstanding principal balance, net of any unearned income, unamortized deferred fees and costs and allowances for loan losses. The unamortized deferred fees and costs are amortized over the life of the notes receivable, as applicable and recorded in other interest and dividend income in the accompanying consolidated statements of comprehensive (loss) income.

The Company evaluates the collectability of both interest and principal on each note receivable to determine whether it is collectible, primarily through the evaluation of credit quality indicators, such as the tenant’s financial condition, collateral, evaluations of historical loss experience, current economic conditions and other relevant factors, including contractual terms of repayments. Evaluating a note receivable for potential impairment requires management to exercise judgment. The use of alternative assumptions in evaluating a note receivable could result in a different determination of the note’s estimated fair value and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the note receivable.

As of December 31, 2018 and 2017, the aggregate balance of the Company’s notes receivable, including accrued interest receivable (if applicable), after allowances for loan losses was $2,700,000 and $20,138,000, respectively, related to Bay Area. The principal balances of the Company’s notes receivable are secured by their respective collateral.

For the years ended December 31, 2018, 2017 and 2016, the Company recorded $2,782,000, $11,936,000, and $4,294,000, respectively, in provision for loan losses in the accompanying consolidated financial statements. Of the $2,782,000 recorded for the year ended December 31, 2018, $1,810,000 related to Bay Area.

On August 13, 2018, the Company terminated its lease agreement with Bay Area, and on August 21, 2018, the Company accepted equipment in exchange for full settlement on a note receivable, which had an outstanding principal balance of $20,000,000. The equipment was accounted for at fair value of $21,000,000, less costs to sell of $100,000, and as a result, the Company recorded income on exchange of assets of $900,000 for the year ended December 31, 2018, which was recorded in other interest and dividend income in the accompanying consolidated statements of comprehensive (loss) income.

On October 22, 2018, the Company sold its equipment held for sale to UTMB, generating net proceeds from the sale of approximately $20,900,000.

Income Taxes

The Company currently qualifies and is taxed as a REIT under Sections 856 through 860 of the Code. Accordingly, it will generally not be subject to corporate U.S. federal or state income tax to the extent that it makes qualifying distributions to stockholders, and provided it satisfies, on a continuing basis, through actual investment and operating results, the REIT requirements, including certain asset, income, distribution and stock ownership tests. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, it would be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which it lost its REIT qualification, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Accordingly, failure to qualify as a REIT could have a material adverse impact on the results of operations and amounts available for distribution to stockholders.

The dividends paid deduction of a REIT for qualifying dividends paid to its stockholders is computed using the Company’s taxable income as opposed to net income reported in the consolidated financial statements. Taxable income, generally, will differ from net income reported in the consolidated financial statements because the determination of taxable income is based on tax provisions and not financial accounting principles.

The Company has concluded that there was no impact related to uncertain tax provisions from results of operations of the Company for the years ended December 31, 2018, 2017 and 2016. The United States of America is the jurisdiction for the Company, and the earliest tax year subject to examination is 2015.

Concentration of Credit Risk and Significant Leases

As of December 31, 2018, the Company had cash on deposit, including restricted cash, in certain financial institutions that had deposits in excess of current federally insured levels. The Company limits its cash investments to financial institutions with high credit standings; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits. To date, the Company has experienced no loss of or lack of access to cash in its accounts.

As of December 31, 2018, the Company owned real estate investments in 32 metropolitan statistical areas, or MSAs, two of which accounted for 10.0% or more of revenue from continuing operations. Real estate investments located in the San Antonio-New Braunfels, Texas MSA and the Dallas-Fort Worth-Arlington, Texas MSA accounted for an aggregate of 11.6% and 10.4%, respectively, of revenue from continuing operations for the year ended December 31, 2018.

For the year ended December 31, 2018, 100.0% of revenue from continuing operations was from the healthcare properties.

As of December 31, 2018, the Company had two exposures to tenant concentration that accounted for 10.0% or more of revenue from continuing operations. The leases with Post Acute Medical, LLC and 21st Century Oncology, Inc. accounted for 20.2% and 12.5%, respectively, of revenue from continuing operations for the year ended December 31, 2018.

Stockholders’ Equity

As of December 31, 2018, the Company was authorized to issue 350,000,000 shares of stock, of which 300,000,000 shares are designated as common stock at $0.01 par value per share and 50,000,000 shares are designated as preferred stock at $0.01 par value per share. As of December 31, 2018, the Company had approximately 203,115,000 shares of common stock issued and 183,082,000 shares of common stock outstanding, and no shares of preferred stock issued and outstanding. As of December 31, 2017, the Company had approximately 196,893,000 shares of common stock issued and 186,182,000 shares of common stock outstanding, and no shares of preferred stock issued and outstanding. The Company’s board of directors may authorize additional shares of common stock and amend their terms without obtaining stockholder approval.

Share Repurchase Program

The Company’s share repurchase program allows for repurchases of shares of the Company’s common stock when certain criteria are met. The share repurchase program provides that all repurchases during any calendar year, including those redeemable upon death or a qualifying disability of a stockholder, are limited to those that can be funded with equivalent reinvestments pursuant to the DRIP during the prior calendar year and other operating funds, if any, as the board of directors, in its sole discretion, may reserve for this purpose.

Repurchases of shares of the Company’s common stock are at the sole discretion of the Company’s board of directors, provided, however, that the Company will limit the number of shares repurchased during any calendar year to 5.0% of the number of shares of common stock outstanding as of December 31st of the previous calendar year. In addition, the Company will further limit the amount of shares repurchased each quarter, subject to adjustments in accordance with the 5.0% annual share limitation. The Company’s board of directors, in its sole discretion, may suspend (in whole or in part) the share repurchase program at any time, and may amend, reduce, terminate or otherwise change the share repurchase program upon 30 days’ prior notice to the Company’s stockholders for any reason it deems appropriate.

On April 30, 2018, the Company announced it had reached the 5.0% annual share limitation, and that it would not be able to fully accommodate all repurchase requests for the month of April 2018, and, as a result, the Company did not process any further requests for the remainder of the year ended December 31, 2018. For repurchase requests received by the Company for the April 30, 2018, shares of common stock were repurchased as follows: (i) first, pro rata as to repurchases upon the death of a stockholder; (ii) next, pro rata as to repurchases to stockholders who demonstrate, in the discretion of the board of directors, another involuntary exigent circumstance, such as bankruptcy; (iii) next, pro rata as to repurchases to stockholders subject to a mandatory distribution requirement under such stockholder’s individual retirement account; and (iv) finally, pro rata as to all other repurchase requests. See Part II, Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” for more information on the Company’s share repurchase program.

On July 26, 2018, the Company’s board of directors approved and adopted the Amended and Restated Share Repurchase Program, or the First Amended & Restated SRP, which became effective when the Company recommenced repurchasing shares of common stock in 2019. The First Amended & Restated SRP provides, among other things, that the Company will repurchase shares on a quarterly, instead of monthly, basis. See Note 21—“Subsequent Events” for share repurchases processed subsequent to December 31, 2018.

On October 24, 2018, the board of directors approved and adopted the Second Amended and Restated Share Repurchase Program, or the Second Amended & Restated SRP, in order to update the definition of “Repurchase Date” in order to clarify that the Company will either accept or reject a repurchase request by the first day of each quarter, and will process accepted repurchase requests on or about the tenth day of such quarter. Further, if a repurchase is granted, the Company or its agent will send the repurchase amount to each stockholder, estate, heir, or beneficiary on or about the tenth day of such quarter.

During the year ended December 31, 2018, the Company repurchased approximately 9,321,000 shares of common stock, or 5.00% of shares outstanding as of December 31, 2017, for an aggregate purchase price of approximately $64,289,000 (an average of $6.90 per share). During the year ended December 31, 2017, the Company repurchased approximately 5,773,000 shares of common stock, or 3.12% of shares of common stock outstanding as of December 31, 2016, for an aggregate purchase price of approximately $57,049,000 (an average of $9.88 per share).

Distribution Policy and Distributions Payable

In order to maintain its status as a REIT, the Company is required to make distributions each taxable year equal to at least 90% of its REIT taxable income, computed without regard to the dividends paid deduction and excluding capital gains. To the extent funds are available, the Company intends to continue to pay regular distributions to stockholders. Distributions are paid to stockholders of record as of the applicable record dates. The Company’s distributions declared per common share was $3.49 for the year ended December 31, 2018. The Company’s distributions declared per common share was $0.70 for the years ended December 31, 2017 and 2016.

On January 22, 2018, the Company’s board of directors declared a special cash distribution of $3.00 per share of common stock. The special cash distribution was funded with proceeds from the disposition of certain real estate properties between December 2017 and January 2018 and the Company’s unsecured credit facility.

The special cash distribution was paid on March 16, 2018 to stockholders of record at the close of business on February 15, 2018.

As of December 31, 2018, the Company had distributions payable of approximately $4,974,000. Of these distributions payable, approximately $2,691,000 was paid in cash and approximately $2,283,000 was reinvested in shares of common stock pursuant to the DRIP on January 2, 2019. See Note 21—“Subsequent Events” for further discussion.

Distributions to stockholders are determined by the board of directors of the Company and are dependent upon a number of factors relating to the Company, including funds available for the payment of distributions, financial condition, capital expenditure requirements, and annual distribution requirements in order to maintain the Company’s status as a REIT under the Code.

Earnings Per Share

Basic earnings per share for all periods presented are computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Shares of non-vested restricted common stock give rise to potentially dilutive shares of common stock. Diluted earnings per share are computed based on the weighted average number of shares outstanding and all potentially dilutive securities. For the years ended December 31, 2018 and 2017, diluted earnings per share was computed the same as basic earnings per share because the Company recorded a loss from continuing operations, which would make potentially dilutive shares related to non-vested shares of restricted common stock antidilutive. For the year ended December 31, 2016, diluted earnings per share reflected the effect of approximately 18,000 non-vested shares of restricted common stock that were outstanding as of such period.

Reportable Segments

ASC 280, Segment Reporting, establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. As of December 31, 2018, 2017 and 2016, 100% of the Company’s consolidated revenues from continuing operations were generated from real estate investments in healthcare properties. The Company’s chief operating decision maker evaluates operating performance of healthcare properties on an individual property level, which are aggregated into one reportable segment due to their similar economic characteristics.

In accordance with the definition of discontinued operations, the Company’s decision to sell the properties in the data centers segment represented a strategic shift that had a major effect on the Company’s results and operations and assets and liabilities for the periods presented. As a result, the Company no longer has a data centers segment. All activities related to the previously reported data centers segment have been classified as discontinued operations. The assets and liabilities related to discontinued operations are separately classified on the consolidated balance sheets as of December 31, 2018 and 2017, and the operations have been classified as income from discontinued operations on the consolidated statements of comprehensive (loss) income for the years ended December 31, 2018, 2017 and 2016.

Derivative Instruments and Hedging Activities

As required by ASC 815, Derivatives and Hedging, or ASC 815, the Company records all derivative instruments as assets and liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments not designated as hedging instruments, the income or loss is recognized in the consolidated statements of comprehensive (loss) income during the current period.

The Company is exposed to variability in expected future cash flows that are attributable to interest rate changes in the normal course of business. The Company’s primary strategy in entering into derivative contracts is to add stability to future cash flows by managing its exposure to interest rate movements. The Company utilizes derivative instruments, including interest rate swaps, to effectively convert some its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes.

In accordance with ASC 815, the Company designates interest rate swap contracts as cash flow hedges of floating-rate borrowings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) in the consolidated statements of comprehensive (loss) income and reclassified into earnings in the same line item associated with the forecasted transaction and the same period during which the hedged transaction affects earnings. The ineffective portion of the income or loss on the derivative instrument is recognized in the consolidated statements of comprehensive (loss) income during the current period.

In accordance with the fair value measurement guidance ASU 2011-04, Fair Value Measurement, the Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Recently Issued Accounting Pronouncements

On May 28, 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, or ASU 2014-09. The pronouncement was issued to clarify the principles for recognizing revenue and to develop a common revenue standard and disclosure requirements. The pronouncement is effective for reporting periods beginning after December 15, 2017. On February 25, 2016, the FASB released ASU 2016-02, Leases (Topic 842). Upon adoption of ASU 2016-02 in 2019, as discussed below, the Company will be required to separate lease contracts into lease and non-lease components, whereby the non-lease components would be subject to ASU 2014-09. The Company adopted the provisions of ASU 2014-09 effective January 1, 2018, using the modified retrospective approach. Property rental revenue is accounted for in accordance with ASC 840, Leases. The Company’s rental revenue consists of (i) contractual revenues from leases recognized on a straight-line basis over the term of the respective lease; (ii) parking revenue; and (iii) the reimbursements of the tenants’ share of real estate taxes, insurance and other operating expenses. The Company determined that the revenue recognition from parking revenue will be generally consistent with prior recognition methods, and, therefore, did not have material changes to the consolidated financial statements as a result of adoption. For the year ended December 31, 2018, parking revenue was 0.02% of consolidated revenue. The Company evaluated the revenue recognition for its contracts within this scope under the previous accounting standards and under ASU 2014-09 and concluded that there were no changes to the consolidated financial statements as a result of adoption.

On February 23, 2017, the FASB issued ASU 2017-05, Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Non-financial Assets, ASC 610-20, or ASU 2017-05. ASU 2017-05 clarifies the scope of asset derecognition guidance and accounting for partial sales of non-financial assets. Partial sales of non-financial assets include transactions in which the seller retains an equity interest in the entity that owns the assets or has an equity interest in the buyer. ASU 2017-05 provides guidance on how entities should recognize sales, including partial sales, of non-financial assets (and in-substance non-financial assets) to non-customers. ASU 2017-05 requires the seller to recognize a full gain or loss in a partial sale of non-financial assets, to the extent control is not retained. Any noncontrolling interest retained by the seller would, accordingly, be measured at fair value. ASU 2017-05 was effective for fiscal years beginning after December 15, 2017, including interim reporting periods within those fiscal years. The Company adopted ASU 2017-05 effective January 1, 2018. The Company disposed certain real estate properties, including land, in cash transactions with no contingencies and no future involvement in the operations, therefore, the adoption of ASU 2017-05 had no impact on the Company’s consolidated financial statements.

On February 25, 2016, the FASB established Topic 842, Leases, by issuing ASU 2016-02. ASU 2016-02 establishes the principles to increase the transparency about the assets and liabilities arising from leases. ASU

2016-02 results in a more faithful representation of the rights and obligations arising from leases by requiring lessees to recognize the lease assets and lease liabilities that arise from leases in the consolidated balance sheet and to disclose qualitative and quantitative information about lease transactions and aligns lessor accounting and sale leaseback transactions guidance more closely to comparable guidance in ASC 606, and ASC 610-20. Under ASU 2016-02, a lessee is required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. The Company is a lessee on four ground leases, which will result in the recognition of a right-of-use asset and lease liability upon the adoption of ASU 2016-02.

On July 30, 2018, the FASB issued ASU 2018-11, Targeted Improvements, to simplify the guidance by allowing lessors to elect a practical expedient to not separate non-lease components from a lease, which would provide the Company with the option of not bifurcating certain common area maintenance recoveries as a non-lease component. As a result of electing this practical expedient, the Company will no longer present rental revenue and tenant reimbursement revenue separately in the consolidated statement of comprehensive income beginning on January 1, 2019. In addition, the Company is planning to elect the package of practical expedients, which permits the Company to not reassess (1) whether any expired or existing contracts are or contain leases, (2) the lease classification for any expired or existing leases, and (3) any initial direct costs for any existing leases as of the effective date. The Company is not planning to elect the hindsight practical expedient, which permits entities to use hindsight in determining the lease term and assessing impairment.

On December 10, 2018, the FASB issued ASU 2018-20, Narrow-Scope Improvements for Lessors, that allows lessors to make an accounting policy election not to evaluate whether real estate taxes and other similar taxes imposed by a governmental authority on a specific lease revenue-producing transaction are the primary obligation of the lessor as owner of the underlying leased asset. A lessor that makes this election will exclude these taxes from the measurement of lease revenue and the associated expense. The amendment also requires lessors to (1) exclude lessor costs paid directly by lessees to third parties on the lessor’s behalf from variable payments and therefore variable lease revenue and (2) include lessor costs that are paid by the lessor and reimbursed by the lessee in the measurement of variable lease revenue and the associated expense. The Company will adopt ASU 2018-20 beginning with its Quarterly Report on Form 10-Q for the three months ended March 31, 2019.

Based on current estimates the Company anticipates recognizing operating lease liabilities for its ground leases, with a corresponding right-of-use asset, of less than 5.0% and 1.0% of total liabilities and total assets, respectively. In addition to the recording a right-of-use asset and lease liability upon adoption, the Company will reclassify the below-market ground lease intangibles and the above-market ground lease intangibles from the acquired intangible assets, net, and intangible lease liabilities, net, respectively, to the beginning right-of-use assets.

Future ground leases entered into or acquired subsequent to the adoption date may be classified as operating or financing leases, based on specific classification criteria. Finance leases would result in a slightly accelerated impact to earnings, using the effective interest method, and different classification of the expense. The Company expects to adopt the new standard on January 1, 2019, using a modified retrospective approach. Financial information under the new standard will not be updated for dates and periods before January 1, 2019.

With the adoption of ASU 2016-02, lessor accounting remains largely unchanged, apart from the narrower scope of initial direct costs that can be capitalized. The new standard will result in certain indirect leasing costs, such as legal costs related to lease negotiations, being expensed as general and administrative expenses in the consolidated statements of comprehensive (loss) income rather than capitalized. Previous capitalization of indirect leasing costs was less than 1.0% of total assets as of December 31, 2018.

On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses, or ASU 2016-13. ASU 2016-13 requires more timely recording of credit losses on loans and other financial instruments that are not accounted for at fair value through net income, including loans held for investment, held-to-maturity debt securities, trade and other receivables, net investment in leases and other such commitments. ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The amendments in ASU 2016-13 require the Company to measure all expected credit losses based upon historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the financial assets and eliminates the “incurred loss” methodology in current GAAP. ASU 2016-13 is effective for fiscal years, and interim periods within, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within, beginning after December 15, 2018. The Company is in the process of evaluating the impact ASU 2016-13 will have on the Company’s condensed consolidated financial statements. The Company believes that certain financial statements’ accounts may be impacted by the adoption of ASU 2016-13, including allowances for doubtful accounts with respect to accounts receivable and straight-line rent receivable.

On August 17, 2018, the SEC issued a final rule, SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification, that amends certain of its disclosure requirements that have become redundant, duplicative, overlapping, outdated or superseded, in light of other SEC disclosure requirements or GAAP. For filings on Form 10-Q, the final rule, among other items, extends to interim periods the annual requirement to disclose changes in stockholders’ equity. As amended by the final rule, entities must analyze changes in stockholders’ equity, in the form of a reconciliation, for the then current and comparative year-to-date interim periods, with subtotals for each interim period. The final rule becomes effective on November 5, 2018. The SEC staff said it would not object to a registrant waiting to comply with the new interim disclosure requirement until the filing of its Form 10-Q for the first quarter beginning after the effective date of the rule. As a result, the Company will apply these changes in the presentation of stockholders’ equity beginning with its Quarterly Report on Form 10-Q for the three months ended March 31, 2019. The Company has determined this final rule will not have a material impact on the Company’s financial condition, results of operations or financial statement disclosures.

On August 28, 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities, or ASU 2017-12. The objectives of ASU 2017-12 are to (i) improve the transparency and understandability of information conveyed to financial statement users about an entity’s risk management activities by better aligning the entity’s financial reporting for hedging relationships with those risk management activities and (ii) reduce the complexity of and simplify the application of hedge accounting by preparers. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018, and interim periods therein. Early adoption is permitted. Upon adoption of ASU 2017-12 on January 1, 2019, the cumulative ineffectiveness previously recognized on existing cash flow hedges is immaterial to the Company’s consolidated financial statements and will be adjusted and removed from beginning retained earnings and placed in accumulated other comprehensive income.

On August 28, 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, or ASU 2018-13. ASU 2018-13 removes certain disclosure requirements, including the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between the levels and the valuation processes for Level 3 fair value measurements. ASU 2018-13 also adds certain disclosure requirements, including the requirement to disclose the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is in the process of evaluating the impact that ASU 2018-13 will have on the Company’s consolidated financial statements.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current financial statement presentation, with no effect on the Company’s consolidated financial position or results of operations. The

Company’s assets, liabilities and operations related to the data centers segment in the financial statements are classified on the consolidated balance sheets and consolidated statements of comprehensive (loss) income as discontinued operations for all years presented.

Note 3—Dispositions

The Company sold seven properties (five data center properties and two healthcare properties), or the 2018 Dispositions, during the year ended December 31, 2018, for an aggregate sale price of $245,665,000 and generated net proceeds of $241,043,000. For the year ended December 31, 2018, the Company recognized an aggregate gain on sale of $33,251,000, related to five data center properties sold, as income from discontinued operations on the consolidated statements of comprehensive (loss) income. For the year ended December 31, 2018, the Company recognized an aggregate gain on sale of $218,000, related to the two healthcare properties sold, in gain on real estate dispositions on the consolidated statements of comprehensive (loss) income.

The Company sold 16 properties (15 data center properties and one healthcare property), or the 2017 Dispositions, during the year ended December 31, 2017, for an aggregate sale price of $1,153,000,000 and generated net proceeds of $1,131,582,000. The Company recognized an aggregate gain on sale of $224,133,000, related to the data center properties sold, as income from discontinued operations on the consolidated statements of comprehensive (loss) income for the year ended December 31, 2017. For the year ended December 31, 2017, the Company recognized an impairment loss on real estate in the amount of $5,936,000, related to one healthcare property sold, on the consolidated statements of comprehensive (loss) income for the year ended December 31, 2017.

2018 Dispositions

Dispositions—Discontinued Operations

Dispositions that represent a strategic shift that have a major effect on results and operations qualify as discontinued operations. The following table summarizes the 2018 Dispositions that qualify as discontinued operations. The operations related to these assets have been included in discontinued operations on the consolidated statements of comprehensive (loss) income.

Property Description	Disposition Date	Ownership Percentage	Sale Price (amounts in thousands)	Net Proceeds (amounts in thousands)
Arizona Data Center Portfolio (1)	01/10/2018	100%	$142,500	$140,176
Milwaukee Data Center	06/11/2018	100%	21,000	20,397
Alpharetta Data Center II	06/15/2018	100%	64,000	62,858
Andover Data Center	07/25/2018	100%	15,000	14,633

Total			$242,500	$238,064

(1)	The Arizona Data Center Portfolio was sold as a two-property portfolio consisting of the Phoenix Data Center and the Scottsdale Data Center.

Dispositions—Continuing Operations

The following table summarizes the 2018 Dispositions that qualify as continuing operations. The operations related to these assets have been included in continuing operations on the consolidated statements of comprehensive (loss) income.

Property Description	Disposition Date	Ownership Percentage	Sale Price (amounts in thousands)	Net Proceeds (amounts in thousands)
21st Century Oncology-Tamarac	05/25/2018	100%	$1,575	$1,431
21st Century Oncology-East Naples	05/30/2018	100%	1,590	1,548

Total			$3,165	$2,979

2017 Dispositions

Dispositions—Discontinued Operations

Dispositions that represent a strategic shift that have a major effect on results and operations qualify as discontinued operations. The following table summarizes the 2017 Dispositions that qualify as discontinued operations. The operations related to these assets have been included in discontinued operations on the consolidated statements of comprehensive (loss) income.

Property Description	Disposition Date	Ownership Percentage
Chicago Data Center (1)	12/14/2017	100%
Richardson Data Center (2)	12/20/2017	100%
180 Peachtree Data Center (2)	12/20/2017	20.53	%(3)
Northwoods Data Center (2)	12/20/2017	100%
Southfield Data Center (2)	12/20/2017	100%
Plano Data Center (2)	12/20/2017	100%
Arlington Data Center (2)	12/20/2017	100%
Philadelphia Data Center (2)	12/20/2017	100%
Raleigh Data Center (2)	12/20/2017	100%
Leonia Data Center (2)	12/20/2017	100%
AT&T Wisconsin Data Center (2)	12/20/2017	100%
AT&T Tennessee Data Center (2)	12/20/2017	100%
AT&T California Data Center (2)	12/20/2017	100%
Charlotte Data Center (2)	12/20/2017	100%
Alpharetta Data Center (2)	12/20/2017	100%

(1)	The Chicago Data Center was sold for aggregate consideration of $315,000,000. The Company generated net proceeds on the sale of the Chicago Data Center of approximately $310,396,000.
(2)

The property was sold as part of a 14-property portfolio, or the Mapletree Portfolio, for aggregate consideration of $750,000,000. The Company generated net proceeds on the sale of the Mapletree Portfolio of approximately $733,687,000.

(3)

On January 3, 2012, an indirect partially-owned subsidiary of the Operating Partnership purchased the 180 Peachtree Data Center through a consolidated partnership with three unaffiliated institutional investors. The Operating Partnership owned approximately 20.53% and the institutional investors owned an aggregate of 79.47% of the consolidated partnership’s interests.

Dispositions—Continuing Operations

The following table summarizes the 2017 Dispositions that qualify as continuing operations. The operations related to these assets have been included in continuing operations on the consolidated statements of comprehensive (loss) income.

Property Description	Disposition Date	Ownership Percentage	Sale Price (amounts in thousands)	Net Proceeds (amounts in thousands)
Miami International Medical Center (1)	12/28/2017	100%	$88,000	$87,499

(1)

The net book value of the Miami International Medical Center at disposal was $93,435,000, consisting of land in the amount of $8,694,000 and building and improvements in the amount of $84,741,000. The Company recorded an impairment loss on real estate in continuing operations on the Miami International Medical Center of $5,936,000, based on the contractual sale price (less cost of sale). The Miami International Medical Center was a part of the Company’s healthcare segment.

Note 4—Discontinued Operations

Dispositions that represent a strategic shift that has a major effect on the Company’s results and operations qualify as discontinued operations. All activities related to the previously reported data centers segment have been classified as discontinued operations. The assets and liabilities related to discontinued operations are separately classified on the consolidated balance sheets as of December 31, 2018 and 2017, and the operations have been classified as income from discontinued operations on the consolidated statements of comprehensive (loss) income for the years ended December 31, 2018, 2017 and 2016. As of December 31, 2018, the Company had completed the disposition of all its data center properties.

The following table presents the major classes of assets and liabilities of properties classified as discontinued operations presented separately in the consolidated balance sheets as of December 31, 2018 and 2017 (amounts in thousands):

	December 31, 2018	December 31, 2017
Assets:
Real estate:
Land	$—	$21,710
Buildings and improvements, net	—	168,557

Total real estate, net	—	190,267
Acquired intangible assets, net	—	9,617
Other assets, net	401	13,949

Assets of discontinued operations, net	$401	$213,833

Liabilities:
Accounts payable due to affiliates	$12	$175
Accounts payable and other liabilities	1	3,847
Intangible lease liabilities, net	—	1,036

Liabilities of discontinued operations, net	$13	$5,058

The operations reflected in discontinued operations on the consolidated statements of comprehensive (loss) income for the years ended December 31, 2018, 2017 and 2016, were as follows (amounts in thousands):

	For the Year Ended December 31,
	2018	2017	2016
Revenue:
Rental and parking revenue	$3,916	$102,274	$102,663
Tenant reimbursement revenue	162	14,009	14,300

Total revenue	4,078	116,283	116,963
Expenses:
Rental and parking expenses	416	20,754	20,159
Change in fair value of contingent consideration	—	(2,920)	300
Asset management fees	322	8,106	8,549
Depreciation and amortization	—	32,210	38,744

Total expenses	738	58,150	67,752

Other expense:
Interest expense, net	—	(20,591)	(14,532)

Total other expense	—	(20,591)	(14,532)

Income from discontinued operations before real estate dispositions and noncontrolling interest	3,340	37,542	34,679
Gain on real estate dispositions	33,251	224,133	—

Net income from discontinued operations	36,591	261,675	34,679
Net loss (income) from discontinued operations attributable to noncontrolling interests in consolidated partnerships	22	(47,326)	(3,921)

Net income from discontinued operations attributable to common stockholders	$36,613	$214,349	$30,758

Capital expenditures on a cash basis for the years ended December 31, 2018, 2017 and 2016 were $0, $2,264,000 and $31,791,000, respectively, related to properties classified within discontinued operations.

Note 5—Acquired Intangible Assets, Net

Acquired intangible assets, net, consisted of the following as of December 31, 2018 and 2017 (amounts in thousands, except weighted average life amounts):

	December 31, 2018	December 31, 2017
In-place leases, net of accumulated amortization of $22,679 and $22,519, respectively (with a weighted average remaining life of 13.8 years and 15.1 years, respectively)	$56,501	$83,139
Above-market leases, net of accumulated amortization of $1,079 and $1,068, respectively (with a weighted average remaining life of 8.5 years and 9.3 years, respectively)	2,139	2,747
Ground lease interest, net of accumulated amortization of $64 and $53, respectively (with a weighted average remaining life of 86.6 years and 87.6 years, respectively)	1,041	1,052

	$59,681	$86,938

The aggregate weighted average remaining life of the acquired intangible assets was 14.8 years and 15.8 years as of December 31, 2018 and December 31, 2017, respectively.

Amortization of the acquired intangible assets for the years ended December 31, 2018, 2017 and 2016 was $27,257,000, $7,737,000 and $21,446,000, respectively. Of the $27,257,000 recorded for the year ended December 31, 2018, $21,296,000 was accelerated amortization due to the impairment of an in-place lease intangible asset related to Bay Area experiencing financial difficulties and $520,000 was accelerated amortization due to the impairment of an in-place lease intangible asset and an above-market lease intangible asset as a result of a lease termination. Amortization of the above-market leases is recorded as an adjustment to rental revenue, amortization of the in-place leases is included in depreciation and amortization and amortization of the ground lease interest is included in rental expenses in the accompanying consolidated statements of comprehensive (loss) income.

Estimated amortization expense on the acquired intangible assets as of December 31, 2018, and for each of the next five years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2019	$5,098
2020	5,098
2021	5,098
2022	5,098
2023	4,933
Thereafter	34,356

$59,681

Note 6—Intangible Lease Liabilities, Net

Intangible lease liabilities, net, consisted of the following as of December 31, 2018 and 2017 (amounts in thousands, except weighted average life amounts):

	December 31, 2018	December 31, 2017
Below-market leases, net of accumulated amortization of $5,163 and $4,269, respectively (with a weighted average remaining life of 16.2 years and 17.2 years, respectively)	$11,761	$12,655
Ground leasehold liabilities, net of accumulated amortization of $549 and $425, respectively (with a weighted average remaining life of 40.2 years and 41.2 years, respectively)	4,776	4,900

	$16,537	$17,555

The aggregate weighted average remaining life of intangible lease liabilities was 22.9 years and 23.9 years as of December 31, 2018 and December 31, 2017, respectively.

Amortization of the intangible lease liabilities for the years ended December 31, 2018, 2017 and 2016, was $1,018,000, $1,112,000 and $1,078,000, respectively. Amortization of below-market leases is recorded as an adjustment to rental revenue and amortization of ground leasehold liabilities is included in rental expenses in the accompanying consolidated statements of comprehensive (loss) income.

Estimated amortization of the intangible lease liabilities as of December 31, 2018, and for each of the next five years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2019	$1,018
2020	1,014
2021	1,013
2022	1,013
2023	997
Thereafter	11,482

$16,537

Note 7—Other Assets, Net

Other assets, net, consisted of the following as of December 31, 2018 and 2017 (amounts in thousands):

	December 31, 2018	December 31, 2017
Deferred financing costs related to the revolver portion of the unsecured credit facility, net of accumulated amortization of $9,493 and $7,428, respectively	$951	$762
Lease commissions, net of accumulated amortization of $223 and $63, respectively	6,089	1,266
Investments in unconsolidated partnerships	—	965
Tenant receivables, net of allowances for doubtful accounts of $0 and $9,125, respectively	2,039	7,878
Notes receivable, net of allowances for loan losses of $0 and $10,615, respectively	2,700	20,138
Straight-line rent receivable	26,947	36,348
Restricted cash	168	10,168
Derivative assets	426	407
Prepaid and other assets	1,644	1,208

	$40,964	$79,140

Amortization of deferred financing costs related to the revolver portion of the unsecured credit facility for the years ended December 31, 2018, 2017 and 2016 was $2,065,000, $1,595,000 and $2,143,000, respectively, which was recognized in interest expense, net, in the accompanying consolidated statements of comprehensive (loss) income. Amortization of lease commissions for the years ended December 31, 2018, 2017 and 2016 was $160,000, $59,000 and $99,000, respectively, which was recognized in depreciation and amortization in the accompanying consolidated statements of comprehensive (loss) income.

Note 8—Accounts Payable and Other Liabilities

Accounts payable and other liabilities, as of December 31, 2018 and 2017, consisted of the following (amounts in thousands):

	December 31, 2018	December 31, 2017
Accounts payable and accrued expenses	$2,912	$4,203
Accrued interest expense	890	1,558
Accrued property taxes	4,502	4,758
Distributions payable to stockholders	4,974	11,076
Tenant deposits	624	778
Deferred rental income	2,801	5,822

	$16,703	$28,195

Note 9—Notes Payable

The Company had $36,289,000 and $141,477,000 principal outstanding in notes payable collateralized by real estate properties as of December 31, 2018 and 2017, respectively.

The following table summarizes the notes payable balances as of December 31, 2018 and 2017 (amounts in thousands):

	December 31, 2018	December 31, 2017	Interest Rate (1)	Maturity Date
Fixed rate notes payable	$—	$18,212	—%	—
Variable rate notes payable fixed through interest rate swaps	17,923	121,066	4.8%	10/11/2022
Variable rate notes payable	18,366	2,199	5.6%	01/26/2019

Total notes payable, principal amount outstanding	36,289	141,477

Unamortized deferred financing costs related to notes payable	(75)	(875)

Total notes payable, net of deferred financing costs	$36,214	$140,602

(1)	Interest rates are as of December 31, 2018.

As of December 31, 2018, the notes payable weighted average interest rate was 5.2%.

Significant loan activity during the year ended December 31, 2018, excluding scheduled principal payments, includes:

•	On February 28, 2018, the Company repaid its debt in connection with one of the Company’s notes payable with an outstanding principal balance of $12,340,000 at the time of repayment.

•

On May 4, 2018, the Company repaid its outstanding mortgage note payable in the amount of approximately $84,667,000 related to the property formally known as Bay Area Regional Medical Center at the time of repayment. As a result of this extinguishment, the Company expensed $545,000 of unamortized deferred financing costs and $43,000 of termination fees and recognized a gain of $381,000 on the early extinguishment of the hedged debt obligation, which were recognized in interest expense, net, on the Company’s consolidated statements of comprehensive (loss) income.

•	On October 11, 2018, the Company repaid its debt in connection with one of the Company’s notes payable with an outstanding principal balance of $5,717,000 at the time of repayment.

The principal payments due on the notes payable as of December 31, 2018, for each of the next four years ending December 31, are as follows (amounts in thousands):

Year	Amount
2019 (1)	$18,768
2020	421
2021	444
2022	16,656

$36,289

(1)	Of this amount, $18,366,000 relates to a loan agreement that was repaid at maturity on January 25, 2019.

Note 10—Unsecured Credit Facility

As of December 31, 2018, the maximum commitment available under the unsecured credit facility was $400,000,000, consisting of a revolving line of credit, with a maturity date of May 28, 2019, subject to the Operating Partnership’s right to a 12-month extension. Subject to certain conditions, the unsecured credit facility can be increased to $750,000,000.

The unsecured credit facility bears interest at per annum rates equal to, at the Operating Partnership’s option, either (a) the London Interbank Offered Rate, or LIBOR, plus an applicable margin ranging from 1.75% to 2.25%, which is determined by the overall leverage of the Operating Partnership; or (b) a base rate, which means, for any day, a fluctuating rate per annum equal to the prime rate for such day, plus an applicable margin ranging from 0.75% to 1.25%, which is determined based on the overall leverage of the Operating Partnership. Additionally, the requirement to pay a fee on the unused portion of the lenders’ commitments under the unsecured credit facility is 0.25% per annum if the average daily amount outstanding under the unsecured credit facility is less than 50% of the lenders’ commitments, and 0.15% per annum if the average daily amount outstanding under the unsecured credit facility is greater than or equal to 50% of the lenders’ commitments. The unused fee is payable quarterly in arrears.

The actual amount of credit available under the unsecured credit facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the unsecured credit facility agreements. The unencumbered pool availability under the unsecured credit facility is equal to the maximum principal amount of the value of the assets that are included in the unencumbered pool. The unsecured credit facility agreement contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt and limitations on distributions by the Company, the Operating Partnership and its subsidiaries in the event of default. The unsecured credit facility agreement imposes the following financial covenants: (i) maximum ratio of consolidated total indebtedness to gross asset value; (ii) minimum ratio of adjusted consolidated earnings before interest, taxes, depreciation and amortization to consolidated fixed charges; (iii) minimum tangible net worth; (iv) minimum weighted average remaining lease term of unencumbered pool properties in the unencumbered pool; (v) minimum number of unencumbered pool properties in the unencumbered pool; and (vi) minimum unencumbered pool actual debt service coverage ratio. In addition, the unsecured credit facility agreement includes events of default that are customary for credit facilities and transactions of this type. The Company was in compliance with all financial covenant requirements at December 31, 2018. The credit available to the Operating Partnership under the unsecured credit facility will be a maximum principal amount of the value of the assets that are included in the unencumbered pool.

The following table summarizes the unsecured credit facility balances as of December 31, 2018 (amounts in thousands):

	December 31, 2018	Interest Rate (1)
Variable rate revolving line of credit fixed through interest rate swaps	$38,000	3.1%
Variable rate revolving line of credit	152,000	4.1%

Total unsecured credit facility	$190,000

(1)	Interest rates are as of December 31, 2018.

As of December 31, 2017, the Company did not have an outstanding balance under the unsecured credit facility.

Significant credit facility activities during the year ended December 31, 2018 include:

•

On February 1, 2018, the Operating Partnership and certain of the Company’s subsidiaries entered into an amended and restated credit agreement related to the unsecured credit facility to remove one lender and to change the maximum commitment available under the unsecured credit facility to $400,000,000, consisting of a revolving line of credit, with a maturity date of May 28, 2019, subject to the Operating Partnership’s right to a 12-month extension, which the Company intends to exercise. Subject to certain conditions, the unsecured credit facility can be increased to $750,000,000. All other material terms of the unsecured credit facility remained unchanged.

•

During the year ended December 31, 2018, in connection with the special distribution in the amount of $556,227,000 paid to stockholders on March 16, 2018, the Company made a draw of $195,000,000 on its unsecured credit facility.

•

During the year ended December 31, 2018, the Company drew $90,000,000 to repay its debt related to the property formally known as Bay Area Regional Medical Center at the time of repayment and to fund working capital needs. The Company repaid $95,000,000 on its unsecured credit facility with net proceeds from the 2018 Dispositions.

•

On August 13, 2018, the Operating Partnership and certain of the Company’s subsidiaries entered into the First Amendment to the Third Amended and Restated Credit Agreement with KeyBank National Association, or KeyBank, and certain other lenders to amend certain financial covenants as a result of Bay Area experiencing financial difficulties. The Company is in compliance with the covenants of the First Amendment to the Third Amended and Restated Credit Agreement as of December 31, 2018.

Note 11—Related-Party Transactions and Arrangements

The Company has no direct employees. Substantially all of the Company’s business is managed by the Advisor. The employees of the Advisor and other affiliates provide services to the Company related to property management, asset management, accounting, investor relations, and all other administrative services.

Asset Management Fees

The Company pays the Advisor an annual asset management fee of 0.85% of the aggregate asset value, plus costs and expenses incurred by the Advisor in providing asset management services. The fee is payable monthly in an amount equal to 0.07083% of the aggregate asset value as of the last day of the immediately preceding month.

Operating Expenses

The Company reimburses the Advisor for all expenses it paid or incurred in connection with the services provided to the Company, subject to certain limitations. The Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives an acquisition fee or a disposition fee. Operating expenses incurred on the Company’s behalf are recorded in general and administrative expenses in the accompanying consolidated statements of comprehensive (loss) income.

Property Management Fees

The Company pays Carter Validus Real Estate Management Services, LLC, or the Property Manager, leasing and property management fees for the Company’s properties. Such fees equal 3.0% of monthly gross revenues from single-tenant properties and 4.0% of monthly gross revenues from multi-tenant properties. The Company reimburses the Property Manager and its affiliates for property-level expenses that any of them pay or incur on the Company’s behalf, including certain salaries, bonuses and benefits of persons employed by the Property Manager and its affiliates, except for the salaries, bonuses and benefits of persons who also serve as one of the Company’s executive officers. The Property Manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If the Company contracts directly with third parties for such services at customary market fees, the Company may pay the Property Manager an oversight fee equal to 1.0% of the gross revenues of the property managed. In no event will the Company pay the Property Manager, the Advisor or its affiliates both a property management fee and an oversight fee with respect to any particular property. Property management fees are recorded in rental expenses in the accompanying consolidated statements of comprehensive (loss) income.

Leasing Commission Fees

The Company pays the Property Manager a separate fee for the one-time initial rent-up, lease renewals or leasing-up of newly constructed properties. Leasing commissions are capitalized in other assets, net, in the accompanying consolidated balance sheets and amortized over the term of the related lease

Construction Management Fees

For acting as general contractor and/or construction manager to supervise or coordinate projects or to provide major repairs or rehabilitation on our properties, the Company may pay the Property Manager up to 5.0% of the cost of the projects, repairs and/or rehabilitation, as applicable, or construction management fees. Construction management fees included in continuing operations are capitalized in buildings and improvements in the accompanying consolidated balance sheets.

Disposition Fees

If the Advisor or its affiliates provides a substantial amount of services, as determined by a majority of the Company’s independent directors, in connection with the sale of one or more assets, a merger with a change of control of the Company or a sale of the Company, the Company will pay the Advisor a disposition fee equal to an amount of up to the lesser of 0.5% of the transaction price and one-half of the fees paid in the aggregate to third party investment bankers for such transaction. In no event will the combined real estate commission paid to the Advisor, its affiliates and unaffiliated third parties exceed 6.0% of the contract sales price. Disposition fees are recorded in gain on real estate dispositions in the accompanying consolidated statements of comprehensive (loss) income.

Subordinated Participation in Net Sale Proceeds

After investors have received a return of their net capital contributions and an 8.0% cumulative non-compounded annual return, then the Advisor is entitled to receive 15.0% of the remaining net sale proceeds, or a subordinated participation in net sale proceeds. As of December 31, 2018, the Company had not incurred a subordinated participation in net sale proceeds to the Advisor or its affiliates.

Subordinated Incentive Listing Fee

Upon the listing of the Company’s common stock on a national securities exchange, the Company would pay the Advisor a subordinated incentive listing fee equal to 15.0% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing exceeds the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 8.0% cumulative, non-compounded annual return to investors, or a subordinated incentive listing fee. As of December 31, 2018, the Company had not incurred a subordinated incentive listing fee to the Advisor or its affiliates.

Subordinated Distribution Upon Termination Fee

Upon termination or non-renewal of the advisory agreement, with or without cause, the Advisor will be entitled to receive distributions from the Operating Partnership equal to 15.0% of the amount by which the sum of the Company’s adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an annual 8.0% cumulative, non-compounded return to investors. In addition, the Advisor may elect to defer its right to receive a subordinated distribution upon termination until either shares of the Company’s common stock are listed and traded on a national securities exchange or another liquidity event occurs. As of December 31, 2018, the Company had not incurred any subordinated distribution upon termination fees to the Advisor or its affiliates.

The following table details amounts incurred for the years ended December 31, 2018, 2017 and 2016 in connection with the Company’s operations-related services described above (amounts in thousands):

		Incurred
		For the Year Ended December 31,
Fee	Entity	2018	2017	2016
Asset management fees (1)	Carter/Validus Advisors, LLC and its affiliates	$10,131	$18,717	$19,505
Operating expense reimbursement	Carter/Validus Advisors, LLC and its affiliates	1,728	1,598	1,793
Disposition fees (2)	Carter/Validus Advisors, LLC and its affiliates	1,228	4,311	—
Property management fees (3)	Carter Validus Real Estate Management Services, LLC	1,831	5,056	5,425
Leasing commission fees (4)	Carter Validus Real Estate Management Services, LLC	3,435	644	1,138
Construction management fees (5)	Carter Validus Real Estate Management Services, LLC	137	524	986

Total		$18,490	$30,850	$28,847

(1)	Of the amounts incurred, $9,809,000, $10,611,000 and $10,956,000 are included in continuing operations for the years ended December 31, 2018, 2017 and 2016, respectively.
(2)	Of the amounts incurred, $16,000, $440,000 and $0 are included in continuing operations for the years ended December 31, 2018, 2017 and 2016, respectively.
(3)	Of the amounts incurred, $1,728,000, $2,542,000 and $2,945,000 are included in continuing operations for the years ended December 31, 2018, 2017 and 2016, respectively.
(4)	Of the amounts incurred, $3,435,000, $640,000 and $277,000 are included in continuing operations for the years ended December 31, 2018, 2017 and 2016, respectively.
(5)	Of the amounts incurred, $137,000, $524,000 and $661,000 are included in continuing operations for the years ended December 31, 2018, 2017 and 2016, respectively.

The following table details amounts payable to affiliates as of December 31, 2018 and 2017 in connection with the Company’s operations-related services described above (amounts in thousands):

		Payable
		As of December 31,
Fee	Entity	2018	2017
Asset management fees	Carter/Validus Advisors, LLC and its affiliates	$801	$980
Operating expense reimbursement	Carter/Validus Advisors, LLC and its affiliates	281	98
Disposition fees	Carter/Validus Advisors, LLC and its affiliates	—	440
Property management fees	Carter Validus Real Estate Management Services, LLC	181	473
Leasing commission fees	Carter Validus Real Estate Management Services, LLC	60	364
Construction management fees	Carter Validus Real Estate Management Services, LLC	6	17

Total (1)		$1,329	$2,372

(1)

In addition, the Company had $12,000 and $175,000 due to affiliates included in liabilities of discontinued operations on the consolidated balance sheet as of December 31, 2018 and December 31, 2017, respectively.

Note 12—Future Minimum Rent

Rental Income

The Company’s real estate properties are leased to tenants under operating leases with varying terms. The lease agreements frequently have provisions to extend the lease agreements. The Company retains substantially all of the risks and benefits of ownership of the real estate properties leased to tenants.

The future minimum rent to be received from the Company’s investments in real estate properties under non-cancelable operating leases as of December 31, 2018, for each of the next five years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2019	$70,133
2020	77,681
2021	80,555
2022	83,267
2023	84,799
Thereafter	705,975

$1,102,410

Rental Expense

The Company has four ground lease obligations that generally require fixed annual rental payments and may also include escalation clauses and renewal options. The ground lease payments associated with one of the ground leases are paid directly by the tenant, therefore, the future minimum rent obligations are excluded from the table below.

The future minimum rent obligations under non-cancelable ground leases as of December 31, 2018, for each of the next five years ended December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2019	$698
2020	698
2021	698
2022	698
2023	701
Thereafter	33,550

$37,043

Note 13—Fair Value

Notes payable—Fixed Rate—The estimated fair value of notes payable – fixed rate measured using observable inputs from similar liabilities (Level 2) was approximately $0 and $18,189,000 as of December 31, 2018 and December 31, 2017, respectively, as compared to the outstanding principal of $0 and $18,212,000 as of December 31, 2018 and December 31, 2017, respectively. The estimated fair value of notes payable – variable rate fixed through interest rate swap agreements (Level 2) was approximately $17,465,000 and $120,051,000 as of December 31, 2018 and December 31, 2017, respectively, as compared to the outstanding principal of $17,923,000 and $121,066,000 as of December 31, 2018 and December 31, 2017, respectively.

Notes payable—Variable—The outstanding principal of the notes payable – variable was $18,366,000 and $2,199,000 as of December 31, 2018 and December 31, 2017, respectively, which approximated its fair value. The fair value of the Company’s variable rate notes payable is estimated based on the interest rates currently offered to the Company by financial institutions.

Unsecured credit facility—The outstanding principal balance of the unsecured credit facility – variable was $152,000,000 and $0, which approximated its fair value, as of December 31, 2018 and December 31, 2017, respectively. The fair value of the Company’s variable rate unsecured credit facility is estimated based on the interest rates currently offered to the Company by financial institutions. The estimated fair value of the unsecured credit facility – variable rate fixed through interest rate swap agreements (Level 2) was approximately $37,794,000 and $0 as of December 31, 2018 and December 31, 2017, respectively, as compared to the outstanding principal of $38,000,000 and $0 as of December 31, 2018 and December 31, 2017, respectively.

Notes receivable—The outstanding principal balance of the notes receivable in the amount of $2,700,000 and $20,138,000 approximated the fair value as of December 31, 2018 and 2017, respectively. The fair value was measured using significant other observable inputs (Level 2), which requires certain judgments to be made by management.

Derivative instruments— Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize, or be liable for, on disposition of the financial instruments. The Company determined that the majority of the inputs used to value its interest rate swaps fall within Level 2 of the fair value hierarchy. The credit valuation adjustments associated with these instruments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and the respective counterparty. However, as of December 31, 2018, the Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, and determined that the credit valuation adjustments are not significant to the overall valuation of its interest rate swaps. As a result, the Company determined that its interest rate swaps valuation in its entirety is classified in Level 2 of the fair value hierarchy. See Note 14—“Derivative Instruments and Hedging Activities” for a further discussion of the Company’s derivative instruments.

The following tables show the fair value of the Company’s financial assets that are required to be measured at fair value on a recurring basis as of December 31, 2018 and 2017 (amounts in thousands):

	December 31, 2018
	Fair Value Hierarchy
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Derivative assets	$—	$426	$—	$426

Total assets at fair value	$—	$426	$—	$426

	December 31, 2017
	Fair Value Hierarchy
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Derivative assets	$—	$407	$—	$407

Total assets at fair value	$—	$407	$—	$407

Real estate assets— As discussed in Note 2—“Summary of Significant Accounting Policies”, during the year ended December 31, 2018, real estate assets related to two healthcare properties with an aggregate carrying amount of $49,103,000 were determined to be impaired, using Level 2 inputs of the fair value hierarchy. The carrying value of the properties were reduced to their estimated fair value of $42,515,000. During the year ended December 31, 2017, real estate assets related to four properties with an aggregate carrying amount of $85,768,000 were determined to be impaired using Level 3 inputs of the fair value hierarchy. The Company used a discounted cash flow analysis and market valuation approach, which required significant judgments to be made by management. The carrying value of the properties were reduced to their estimated fair value of $52,557,000.

The following tables show the fair value of the Company’s real estate assets measured at fair value on a non-recurring basis as of December 31, 2018 and 2017 (amounts in thousands):

	December 31, 2018
	Fair Value Hierarchy
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)		Re-Measured Balance	Total Losses
Real estate assets (1)	$—	$42,515	$—		$42,515	$(6,588)

	December 31, 2017
	Fair Value Hierarchy
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)		Re-Measured Balance	Total Losses
Real estate assets (2)	$—	$—	$52,557	(3)	$52,557	$(33,211)

(1)

Amount represents the fair value of two real estate properties impacted by impairment charges during the year ended December 31, 2018. The properties are classified as continuing operations as of December 31, 2018. During the year ended December 31, 2018, the Company transferred $49,778,000 of real estate assets from Level 3 to Level 2. Transfers between these two hierarchy levels were based on the availability of sufficient observable inputs to meet Level 2 versus Level 3 criteria. Transfers between levels are reported at the beginning of the reporting period.

(2)	Amount represents the aggregate fair value of four real estate properties impacted by impairment charges as of December 31, 2017.
(3)

The fair values relating to impairment assessments were based on a discounted cash flow model and a market approach model to value real properties, using comparable properties adjusted for differences in characteristics to estimate the fair value. Projected cash flows are comprised of projected rental revenues and expenses based upon market conditions and expectations for growth. Terminal capitalization rates, discount rates, market rate per square foot and annual growth rates utilized in these models are based on a reasonable range of current market rates for each property analyzed. Based upon these inputs, the Company determined that its valuations of properties using a discounted cash flow model and a market approach model are classified within Level 3 of the fair value hierarchy.

The following table sets forth quantitative information about the unobservable inputs of the Company’s Level 3 real estate recorded as of December 31, 2017:

Unobservable Inputs	December 31, 2017
Terminal capitalization rate	8.5%
Discount rate	8.7%

(1)	The comparable sale price per square foot is used under the market approach.

Note 14—Derivative Instruments and Hedging Activities

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the agreements without exchange of the underlying notional amount.

The effective portion of changes in the fair value of derivatives designated, and that qualify, as cash flow hedges is recorded in accumulated other comprehensive income (loss) in the accompanying consolidated statements of stockholders’ equity and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the year ended December 31, 2018, such derivatives were used to hedge the variable cash flows associated with variable rate debt. The ineffective portion of changes in fair value of the derivatives is recognized directly in earnings. During the year ended December 31, 2018, the Company recognized a gain of $1,000 due to ineffectiveness of its hedges of interest rate risk, which was recorded in interest expense, net, in the accompanying consolidated statements of comprehensive (loss) income. During the years ended December 31, 2017 and 2016, no gains or losses were recognized due to the ineffectiveness of hedges of interest rate risk.

During the year ended December 31, 2018, the Company accelerated the reclassification of amounts in other comprehensive income to earnings as a result of a hedged forecasted transaction becoming probable not to occur related to early debt extinguishment at the property formerly known as Bay Area Regional Medical Center. The accelerated amount was a gain of $381,000 and was recorded in interest expense, net in the accompanying consolidated statements of comprehensive (loss) income. During the year ended December 31, 2017, the Company accelerated the reclassification of amounts in other comprehensive income to earnings as a result of hedged forecasted transactions becoming probable not to occur due to debt extinguishment related to the disposition of properties. The accelerated amount was a gain of $4,637,000, of which $3,755,000 was recorded in interest expense, net, and $882,000 was recorded in income from discontinued operations in the accompanying consolidated statements of comprehensive (loss) income. During the year ended December 31, 2016, the Company accelerated the reclassification of amounts in other comprehensive loss to earnings as a result of a hedged forecasted transaction becoming probable not to occur due to a related debt extinguishment. The accelerated amount was a loss of $728,000, which was recorded in interest expense, net, in the accompanying consolidated statements of comprehensive (loss) income.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable rate debt. During the next twelve months, the Company estimates that an additional $274,000 will be reclassified from accumulated other comprehensive income as a decrease to interest expense.

See Note 13—“Fair Value” for a further discussion of the fair value of the Company’s derivative instruments.

The following table summarizes the notional amount and fair value of the Company’s derivative instruments (amounts in thousands):

Derivatives Designated as Hedging Instruments	Balance Sheet Location	Effective Dates	Maturity Dates	December 31, 2018		December 31, 2017
					Fair Value of		Fair Value of
				Outstanding Notional Amount	Asset	Outstanding Notional Amount	Asset
Interest rate swaps	Other assets, net	08/03/2015 to 10/11/2017	05/28/2019 to 10/11/2022	$55,923	$426	$121,066	$407

The notional amount under the agreements is an indication of the extent of the Company’s involvement in each instrument at the time, but does not represent exposure to credit, interest rate or market risks.

Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges to hedge the variability of the anticipated cash flows on its variable rate notes payable. The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded in other comprehensive income, or OCI, in the accompanying consolidated statements of comprehensive (loss) income.

The table below summarizes the amount of income and loss recognized on interest rate derivatives designated as cash flow hedges for the years ended December 31, 2018, 2017 and 2016 (amounts in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Income (Loss) Recognized in OCI on Derivatives (Effective Portion)	Location of Loss (Income) Reclassified from Accumulated Other Comprehensive Income to Net Income (Effective Portion)	Amount of Income (Loss) Reclassified from Accumulated Other Comprehensive Income to Net Income (Effective Portion and Accelerated Amounts)
For the Year Ended December 31, 2018
Interest rate swaps—continuing operations	$617	Interest expense, net	$599

Total	$617		$599

For the Year Ended December 31, 2017
Interest rate swaps—continuing operations	$1,310	Interest expense, net	$3,353
Interest rate swaps—discontinued operations	752	Income from discontinued operations	125

Total	$2,062		$3,478

For the Year Ended December 31, 2016
Interest rate swaps—continuing operations	$1,045	Interest expense, net	$(2,764)
Interest rate swaps—discontinued operations	(1,562)	Income from discontinued operations	(2,156)

Total	$(517)		$(4,920)

Credit Risk-Related Contingent Features

The Company has agreements with each of its derivative counterparties that contain cross-default provisions, whereby if the Company defaults on certain of its unsecured indebtedness, then the Company could also be declared in default on its derivative obligations, resulting in an acceleration of payment thereunder.

In addition, the Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations. The Company records credit risk valuation adjustments on its interest rate swaps based on the respective credit quality of the Company and the counterparty. The Company believes it mitigates its risk by entering into agreements with creditworthy counterparties. As of December 31, 2018, there were no derivatives in a net liability position.

Tabular Disclosure Offsetting Derivatives

The Company has elected not to offset derivative positions in its consolidated financial statements. The following table presents the effect on the Company’s financial position had the Company made the election to offset its derivative positions as of December 31, 2018 and 2017 (amounts in thousands):

Offsetting of Derivative Assets
				Gross Amounts Not Offset in the Balance Sheet
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets Presented in the Balance Sheet	Financial Instruments Collateral	Cash Collateral	Net Amount
December 31, 2018	$426	$—	$426	$—	$—	$426

December 31, 2017	$407	$—	$407	$—	$—	$407

The Company reports derivative assets attributable to continuing operations as other assets, net, on the consolidated balance sheets.

Note 15—Accumulated Other Comprehensive Income

The following table presents a rollforward of amounts recognized in accumulated other comprehensive income (loss), net of noncontrolling interests, by component for the years ended December 31, 2018, 2017 and 2016 (amounts in thousands):

	Unrealized Income (Loss) on Derivative Instruments	Accumulated Other Comprehensive Income (Loss)
Balance as of December 31, 2015	$(2,100)	$(2,580)
Other comprehensive loss before reclassification	(517)	(517)
Amount of loss reclassified from accumulated other comprehensive loss to net income (effective portion and missed forecast)	4,920	4,920

Other comprehensive income	4,403	4,403

Balance as of December 31, 2016	2,303	1,823
Other comprehensive income before reclassification	2,062	2,062
Amount of income reclassified from accumulated other comprehensive income to net income (effective portion and missed forecast)	(3,478)	(3,478)

Other comprehensive loss	(1,416)	(1,416)

Balance as of December 31, 2017	887	407
Other comprehensive income before reclassification	617	617
Amount of income reclassified from accumulated other comprehensive income to net loss (effective portion and missed forecast)	(599)	(599)

Other comprehensive income	18	18

Balance as of December 31, 2018	$905	$425

The following table presents reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2018, 2017 and 2016 (amounts in thousands):

Details about Accumulated Other Comprehensive Income (Loss) Components	Amounts Reclassified from Accumulated Other Comprehensive Income (Loss) to Net Income (Loss)			Affected Line Items in the Consolidated Statements of Comprehensive Income
	For the Year Ended December 31,
	2018	2017	2016
Interest rate swap contracts—continuing operations	$(599)	$(3,353)	$2,764	Interest expense, net
Interest rate swap contracts—discontinued operations	—	(125)	2,156	Income from discontinued operations

Interest rate swap contracts	$(599)	$(3,478)	$4,920

Note 16—Stock-based Compensation

The Company, pursuant to the 2010 Restricted Share Plan, or the 2010 Plan, has the authority to grant restricted and deferred stock awards to persons eligible under the 2010 Plan. The Company authorized and reserved 300,000 shares of its common stock for issuance under the 2010 Plan, subject to certain adjustments. Subject to certain limited exceptions, restricted stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of and is subject to forfeiture within the vesting period. Restricted stock awards generally vest ratably over four years. The Company uses the straight-line method to recognize expenses for service awards with graded vesting. Restricted stock awards are entitled to receive dividends during the vesting period. In addition to the ratable amortization of fair value over the vesting period, dividends paid on unvested shares of restricted stock, which are not expected to vest, are charged to compensation expense in the period paid.

On July 20, 2018, the Company awarded an aggregate of 9,000 shares of restricted stock to its independent board members in connection with their re-election to the board of directors of the Company. The fair value of each share of restricted common stock was estimated at the date of grant at $6.26 per share. The restricted stock awards vest over a period of four years. The awards are amortized using the straight-line method over four years.

As of December 31, 2018 and 2017, there was $151,000 and $180,000, respectively, of total unrecognized compensation expense related to nonvested shares of our restricted common stock. This expense is expected to be recognized over a remaining weighted average period of 2.05 years. This expected expense does not include the impact of any future stock-based compensation awards.

As of December 31, 2018 and 2017, the fair value of the nonvested shares of restricted common stock was $119,925 and $208,350, respectively. A summary of the status of the nonvested shares of restricted common stock as of December 31, 2017 and the changes for the year ended December 31, 2018 is presented below:

Restricted Stock	Shares
Nonvested at December 31, 2017	22,500
Vested	(9,000)
Granted	9,000

Nonvested at December 31, 2018	22,500

Stock-based compensation expense for the years ended December 31, 2018, 2017 and 2016 was $86,000, $88,000 and $90,000, respectively, which is reported in general and administrative costs in the accompanying consolidated statements of comprehensive (loss) income.

Note 17—Income Taxes

As a REIT, the Company generally will not be subject to U.S. federal income tax on taxable income that it distributes to the stockholders. For U.S. federal income tax purposes, distributions to stockholders are characterized as either ordinary dividends, capital gain distributions, or nontaxable distributions. Nontaxable distributions will reduce U.S. stockholders’ respective bases in their shares. The following table shows the character of distributions the Company paid on a percentage basis during the years ended December 31, 2018, 2017 and 2016:

	For the Year Ended December 31,
Character of Distributions:	2018	2017	2016
Ordinary dividends	2.85%	—%	45.45%
Capital gain distributions	5.07%	100.00%	3.20%
Nontaxable distributions	92.08%	—%	51.35%

Total	100.00%	100.00%	100.00%

As a REIT, if the Company fails to distribute in any calendar year (subject to specific timing rules for certain dividends paid in January) at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year, and (iii) any undistributed taxable income from the prior year, the Company would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company is subject to certain state and local income taxes on its income, property or net worth in some jurisdictions. Texas, Louisiana and Massachusetts are the major state and local tax jurisdictions for the Company.

The Company applies the rules under ASC 740-10, Accounting for Uncertainty in Income Taxes, for uncertain tax positions using a “more likely than not” recognition threshold for tax positions. Pursuant to these rules, the financial statement effects of a tax position are initially recognized when it is more likely than not, based on the technical merits of the tax position, that such a position will be sustained upon examination by the relevant tax authorities. If the tax benefit meets the “more likely than not” threshold, the measurement of the tax benefit will be based on the Company’s estimate of the ultimate tax benefit to be sustained if audited by the taxing authority. The Company concluded there was no impact related to uncertain tax positions from the results of the operations of the Company for the years ended December 31, 2018, 2017 and 2016. The earliest tax year subject to examination is 2015.

The Company’s policy is to recognize accrued interest related to unrecognized tax benefits as a component of interest expense and penalties related to unrecognized tax benefits as a component of general and administrative expenses. From inception through December 31, 2018, the Company has not recognized any interest expense or penalties related to unrecognized tax benefits.

Note 18—Commitments and Contingencies

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. As of December 31, 2018, there were, and currently there are, no material pending legal proceedings to which the Company is a party. While the resolution of a lawsuit or proceeding may have an impact to the Company’s financial results for the period in which it is resolved, the Company believes that the final disposition of the lawsuits or proceedings in which we are currently involved, either individually or in the aggregate, will not have a material adverse effect on its financial position, results of operations or liquidity.

Note 19—Economic Dependency

The Company is dependent on the Advisor and its affiliates for certain services that are essential to the Company, including the identification, evaluation, negotiation, purchase and disposition of real estate investments and other investments; the management of the daily operations of the Company’s real estate portfolio; and other general and administrative responsibilities. In the event that the Advisor or its affiliates are unable to provide the respective services, the Company will be required to obtain such services from other sources.

Note 20—Selected Quarterly Financial Data (Unaudited)

Presented in the following table is a summary of the unaudited quarterly financial information for the years ended December 31, 2018 and 2017. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly information (amounts in thousands, except share data and per share amounts):

	2018
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total revenue	$20,149	$17,496	$17,182	$1,535
Total expenses	(14,327)	(13,865)	(13,952)	(35,895)

Income (loss) from operations	5,822	3,631	3,230	(34,360)
Other expense	(3,760)	(2,145)	(9,586)	(3,404)

Income (loss) from continuing operations	2,062	1,486	(6,356)	(37,764)
(Loss) income from discontinued operations	(9)	4,117	11,950	20,533

Net income (loss)	2,053	5,603	5,594	(17,231)
Less: Net loss (income) attributable to noncontrolling interests in consolidated partnerships	7	(33)	48	—

Net income (loss) attributable to common stockholders	$2,060	$5,570	$5,642	$(17,231)

Net income (loss) per common share attributable to common stockholders:
Basic:
Continuing operations	$0.01	$0.01	$(0.04)	$(0.20)
Discontinued operations	—	0.02	0.07	0.11

Net income (loss) attributable to common stockholders	$0.01	$0.03	$0.03	$(0.09)

Diluted:
Continuing operations	$0.01	$0.01	$(0.04)	$(0.20)
Discontinued operations	—	0.02	0.07	0.11

Net income (loss) attributable to common stockholders	$0.01	$0.03	$0.03	$(0.09)

Weighted average number of common shares outstanding:
Basic	182,656,235	181,260,431	181,128,292	185,673,400

Diluted	182,678,735	181,282,589	181,128,292	185,673,400

	2017
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total revenue	$22,984	$23,857	$25,877	$21,696
Total expenses	(19,237)	(15,263)	(15,058)	(14,849)

Income from operations	3,747	8,594	10,819	6,847
Other expense	(41,210)	(12,286)	(6,497)	(7,052)

(Loss) income from continuing operations	(37,463)	(3,692)	4,322	(205)
Income from discontinued operations	231,964	10,636	8,886	10,189

Net income	194,501	6,944	13,208	9,984
Less: Net income attributable to noncontrolling interests in consolidated partnerships	(44,308)	(898)	(1,039)	(1,081)

Net income attributable to common stockholders	$150,193	$6,046	$12,169	$8,903

Net income per common share attributable to common stockholders:
Basic:
Continuing operations	$(0.21)	$(0.02)	$0.03	$—
Discontinued operations	1.01	0.05	0.04	0.05

Net income attributable to common stockholders	$0.80	$0.03	$0.07	$0.05

Diluted:
Continuing operations	$(0.21)	$(0.02)	$0.03	$—
Discontinued operations	1.01	0.05	0.04	0.05

Net income attributable to common stockholders	$0.80	$0.03	$0.07	$0.05

Weighted average number of common shares outstanding:
Basic	186,182,196	186,295,970	185,897,525	185,300,384

Diluted	186,182,196	186,295,970	185,911,968	185,300,384

Note 21—Subsequent Events

Distributions Paid

On January 2, 2019, the Company paid aggregate distributions of $4,974,000 ($2,691,000 in cash and $2,283,000 in shares of the Company’s common stock issued pursuant to the Third DRIP Offering), which related to distributions declared for each day in the period from December 1, 2018 through December 31, 2018.

On February 1, 2019, the Company paid aggregate distributions of $4,921,000 ($2,663,000 in cash and $2,258,000 in shares of the Company’s common stock issued pursuant to the Third DRIP Offering), which related to distributions declared for each day in the period from January 1, 2019 through January 31, 2019.

On March 1, 2019, the Company paid aggregate distributions of $4,425,000 ($2,397,000 in cash and $2,028,000 in shares of the Company’s common stock issued pursuant to the Third DRIP Offering), which related to distributions declared for each day in the period from February 1, 2019 through February 28, 2019.

Distributions Authorized

On January 25, 2019, the board of directors of the Company approved and declared a distribution to the Company’s stockholders of record as of the close of business on each day of the period commencing on February 1, 2019 and ending on February 28, 2019. The distributions were calculated based on 365 days in the calendar year and equal to $0.000876712 per share of common stock, which will be equal to an annualized distribution rate of 6.0%, based on the estimated per share NAV of $5.33. The distributions declared for the record date in February 2019 were paid in March 2019. The distributions will be payable to stockholders from legally available funds therefor.

On February 26, 2019, the board of directors of the Company approved and declared a distribution to the Company’s stockholders of record as of the close of business on each day of the period commencing on March 1, 2019 and ending on March 31, 2019. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.000876712 per share of common stock, which will be equal to an annualized distribution rate of 6.0%, based on the estimated per share NAV of $5.33. The distributions declared for the record date in March 2019 will be paid in April 2019. The distributions will be payable to stockholders from legally available funds therefor.

On March 15, 2019, the board of directors of the Company approved and declared a distribution to the Company’s stockholders of record as of the close of business on each day of the period commencing on April 1, 2019 and ending on April 30, 2019. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.000876712 per share of common stock, which will be equal to an annualized distribution rate of 6.0%, based on the estimated per share NAV of $5.33. The distributions declared for the record date in April 2019 will be paid in May 2019. The distributions will be payable to stockholders from legally available funds therefor.

Share Repurchase Program

The Company determined that it reached the quarterly share limitation under the Second Amended & Restated Share Repurchase Program for the first quarter repurchase period of 2019, and that it was not able to fully process all repurchase requests for such quarter. Therefore, for properly submitted repurchase requests that the Company received by December 24, 2018, shares of common stock were repurchased in accordance with the Second Amended & Restated SRP as follows: (i) first, pro rata as to repurchases upon the death of a stockholder; (ii) next, pro rata as to repurchases to stockholders who demonstrated, in the discretion of the board of directors, another involuntary exigent circumstance, such as bankruptcy; (iii) next, pro rata as to repurchases to stockholders subject to a mandatory distribution requirement under such stockholder’s IRA; and (iv) finally, pro rata as to all other repurchase requests. Repurchases of shares received by the Company during the prorated period within categories (i) and (ii) above were repurchased in full. There were no repurchases of shares received by the Company within category (iii) above. Repurchase of shares received by the Company within category (iv) above were repurchased based on a proration of approximately 49.5% of the shares of common stock made in the requests.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2018

(in thousands)

				Initial Cost		Cost Capitalized Subsequent to Acquisition (b)	Gross Amount Carried at December 31, 2018
Property Description	Location	Encumbrances		Land	Buildings and Improvements		Land	Buildings and Improvements (c)	Total	Accumulated Depreciation (d)	Year Constructed		Date Acquired
St. Louis Surgical Center	Creve Coeur, MO	—	(a)	808	8,206	—	808	8,206	9,014	1,946	2005		02/09/2012
Stonegate Medical Center	Austin, TX	—	(a)	1,904	5,764	(227)	1,904	5,537	7,441	1,231	2008		03/30/2012
HPI Integrated Medical Facility	Oklahoma City, OK	—	(a)	789	7,815	—	789	7,815	8,604	1,522	2007		06/28/2012
Baylor Medical Center	Dallas, TX	17,923		4,012	23,557	—	4,012	23,557	27,569	3,800	2010		08/29/2012
Vibra Denver Hospital	Denver, CO	—	(a)	1,798	15,012	7,349	1,798	22,361	24,159	2,826	1962	(e)	09/28/2012
Vibra New Bedford Hospital	New Bedford, MA	—	(a)	1,992	21,823	—	1,992	21,823	23,815	3,502	1942		10/22/2012
Houston Surgery Center	Houston, TX	—	(a)	503	4,115	1,710	503	5,825	6,328	763	1998	(f)	11/28/2012
Akron General Medical Center	Green, OH	—	(a)	2,936	36,142	(11)	2,936	36,131	39,067	5,742	2012		12/28/2012
Grapevine Hospital	Grapevine, TX	—		962	20,277	105	962	20,382	21,344	3,125	2007		02/25/2013
Wilkes-Barre Healthcare Facility	Mountain Top, PA	—	(a)	335	3,812	—	335	3,812	4,147	673	2012		05/31/2013
Fresenius Healthcare Facility	Goshen, IN	—	(a)	304	3,965	—	304	3,965	4,269	563	2010		06/11/2013
Physicians’ Specialty Hospital	Fayetteville, AR	—	(a)	322	19,974	—	322	19,974	20,296	2,802	1994	(g)	06/28/2013
Christus Cabrini Surgery Center	Alexandria, LA	—	(a)	—	4,235	—	—	4,235	4,235	592	2007		07/31/2013
Valley Baptist Wellness Center	Harlingen, TX	—		—	8,386	—	—	8,386	8,386	1,173	2007		08/16/2013
Akron General Integrated Medical Facility	Green, OH	—	(a)	904	7,933	1	904	7,934	8,838	1,240	2013		08/23/2013
Legent Orthopedic and Spine Hospital (k)	San Antonio, TX	—		3,440	25,923	4,155	3,440	30,078	33,518	4,515	2013		08/29/2013
Post Acute/Warm Springs Rehab Hospital of Westover Hills	San Antonio, TX	—	(a)	1,740	18,280	—	1,740	18,280	20,020	2,452	2012		09/06/2013
Warm Springs Rehabilitation Hospital	San Antonio, TX	—	(a)	—	23,462	—	—	23,462	23,462	3,026	1987		11/27/2013
Lubbock Heart Hospital	Lubbock, TX	18,366		3,749	32,174	—	3,749	32,174	35,923	4,092	2003		12/20/2013
Walnut Hill Medical Center	Dallas, TX	—		3,337	79,116	(40,909)	1,877	39,667	41,544	557	1983	(h)	02/25/2014
Cypress Pointe Surgical Hospital	Hammond, LA	—	(a)	1,379	20,549	—	1,379	20,549	21,928	2,575	2006		03/14/2014
UTMB Health Clear Lake Campus (m)	Webster, TX	—		6,937	168,710	64,271	6,937	232,981	239,918	21,062	2014		07/11/2014

				Initial Cost		Cost Capitalized Subsequent to Acquisition (b)	Gross Amount Carried at December 31, 2018
Property Description	Location	Encumbrances		Land	Buildings and Improvements		Land	Buildings and Improvements (c)	Total	Accumulated Depreciation (d)	Year Constructed		Date Acquired
Rhode Island Rehabilitation Healthcare Facility	North Smithfield, RI	—	(a)	818	11,597	—	818	11,597	12,415	1,422	1965	(i)	08/28/2014
Select Medical—Akron	Akron, OH	—	(a)	2,207	23,430	—	2,207	23,430	25,637	2,596	2008		08/29/2014
Select Medical—Frisco	Frisco, TX	—	(a)	—	20,679	—	—	20,679	20,679	2,401	2010		08/29/2014
Select Medical—Bridgeton	Bridgeton, MO	—	(a)	—	31,204	—	—	31,204	31,204	3,486	2012		08/29/2014
San Antonio Healthcare Facility (l)	San Antonio, TX	—	(a)	3,200	—	17,738	3,200	17,738	20,938	869	2017		09/12/2014
Dermatology Assoc-Randolph Ct	Manitowoc, WI	—	(a)	390	2,202	—	390	2,202	2,592	279	2003		09/15/2014
Dermatology Assoc-Murray St	Marinette, WI	—	(a)	253	1,134	—	253	1,134	1,387	152	2008		09/15/2014
Dermatology Assoc-N Lightning Dr	Appleton, WI	—	(a)	463	2,049	—	463	2,049	2,512	276	2011		09/15/2014
Dermatology Assoc-Development Dr	Bellevue, WI	—	(a)	491	1,450	—	491	1,450	1,941	196	2010		09/15/2014
Dermatology Assoc-York St	Manitowoc, WI	—	(a)	305	11,299	—	305	11,299	11,604	1,299	1964	(j)	09/15/2014
Dermatology Assoc-Scheuring Rd	De Pere, WI	—	(a)	703	1,851	—	703	1,851	2,554	244	2005		09/15/2014
Dermatology Assoc-Riverview Dr	Howard, WI	—	(a)	552	1,960	—	552	1,960	2,512	263	2011		09/15/2014
Dermatology Assoc-State Rd 44	Oshkosh, WI	—	(a)	384	2,514	—	384	2,514	2,898	331	2010		09/15/2014
Dermatology Assoc-Green Bay Rd	Sturgeon Bay, WI	—	(a)	364	657	—	364	657	1,021	98	2007		09/15/2014
Lafayette Surgical Hospital	Lafayette, LA	—	(a)	3,909	33,212	262	3,909	33,474	37,383	3,712	2004		09/19/2014
Landmark Hospital of Savannah	Savannah, GA	—	(a)	1,980	15,418	—	1,980	15,418	17,398	1,558	2014		01/15/2015
21st Century Oncology-Yucca Valley	Yucca Valley, CA	—	(a)	663	4,004	—	663	4,004	4,667	444	2009		03/31/2015
21st Century Oncology-Rancho Mirage	Rancho Mirage, CA	—	(a)	156	5,934	—	156	5,934	6,090	650	2008		03/31/2015
21st Century Oncology-Palm Desert	Palm Desert, CA	—	(a)	364	5,340	—	364	5,340	5,704	547	2005		03/31/2015
21st Century Oncology-Santa Rosa Beach	Santa Rosa Beach, FL	—	(a)	646	3,211	—	646	3,211	3,857	318	2003		03/31/2015
21st Century Oncology-Crestview	Crestview, FL	—	(a)	205	2,503	—	205	2,503	2,708	268	2004		03/31/2015
21st Century Oncology-Fort Walton Beach	Fort Walton Beach, FL	—	(a)	747	3,012	—	747	3,012	3,759	317	2005		03/31/2015
21st Century Oncology-Bradenton	Bradenton, FL	—		835	2,699	(2,524)	249	761	1,010	39	2002		03/31/2015
21st Century Oncology-Fort Myers I	Fort Myers, FL	—	(a)	2,301	1,180	—	2,301	1,180	3,481	207	1999		03/31/2015

				Initial Cost		Cost Capitalized Subsequent to Acquisition (b)	Gross Amount Carried at December 31, 2018
Property Description	Location	Encumbrances		Land	Buildings and Improvements		Land	Buildings and Improvements (c)	Total	Accumulated Depreciation (d)	Year Constructed	Date Acquired
21st Century Oncology-Fort Myers II	Fort Myers, FL	—	(a)	4,522	13,106	—	4,522	13,106	17,628	1,387	2010	03/31/2015
21st Century Oncology-Bonita Springs	Bonita Springs, FL	—	(a)	1,146	3,978	—	1,146	3,978	5,124	391	2002	03/31/2015
21st Century Oncology-Lehigh Acres	Lehigh Acres, FL	—	(a)	433	2,508	—	433	2,508	2,941	252	2002	03/31/2015
21st Century Oncology-Jacksonville	Jacksonville, FL	—	(a)	802	5,879	—	802	5,879	6,681	701	2009	03/31/2015
21st Century Oncology-Frankfort	Frankfort, KY	—	(a)	291	817	—	291	817	1,108	94	1993	03/31/2015
21st Century Oncology-Las Vegas	Las Vegas, NV	—	(a)	251	4,927	—	251	4,927	5,178	505	2007	03/31/2015
21st Century Oncology-Henderson	Henderson, NV	—	(a)	617	2,324	—	617	2,324	2,941	254	2000	03/31/2015
21st Century Oncology-Fairlea	Fairlea, WV	—	(a)	125	1,717	—	125	1,717	1,842	178	1999	03/31/2015
21st Century Oncology-El Segundo	El Segundo, CA	—	(a)	1,138	8,743	—	1,138	8,743	9,881	852	2009	04/20/2015
21st Century Oncology-Lakewood Ranch	Bradenton, FL	—	(a)	553	8,516	—	553	8,516	9,069	871	2008	04/20/2015
Post Acute Medical— Victoria I	Victoria, TX	—	(a)	331	10,278	—	331	10,278	10,609	714	2013	05/23/2016
Post Acute Medical— Victoria II	Victoria, TX	—	(a)	450	10,393	—	450	10,393	10,843	711	1998	05/23/2016
Post Acute Medical—New Braunfels	New Braunfels, TX	—	(a)	1,619	9,295	—	1,619	9,295	10,914	638	2007	05/23/2016
Post Acute Medical—Covington	Covington, LA	—	(a)	1,529	13,503	—	1,529	13,503	15,032	911	1984	05/23/2016
Post Acute Medical—Hammond	Hammond, LA	—	(a)	852	9,815	—	852	9,815	10,667	687	2004	05/23/2016

		$36,289		$74,746	$853,568	$51,920	$72,700	$907,534	$980,234	$100,897

(a)

Property collateralized under the unsecured credit facility. As of December 31, 2018, 53 commercial properties were collateralized under the unsecured credit facility and the Company had $190,000,000 aggregate principal amount outstanding thereunder.

(b)	The cost capitalized subsequent to acquisition is shown net of asset write-offs.
(c)	The aggregated cost for federal income tax purposes is approximately $1,128,912,000 (unaudited).
(d)

The Company’s assets are depreciated using the straight-line method over the useful lives of the assets by class. Generally, buildings and improvements are depreciated over 15-40 years and tenant improvements are depreciated over the shorter of lease term or expected useful life.

(e)	The Vibra Denver Hospital was renovated in 1985.
(f)	The Houston Surgery Center was renovated in 2012.
(g)	The Physicians Specialty Hospital was renovated in 2009.

(h)	The Walnut Hill Medical Center was renovated in 2013.
(i)	The Rhode Island Rehabilitation Healthcare Facility was renovated in 1999.
(j)	The Dermatology Assoc-York St was renovated in 2010.
(k)	Formerly known as Cumberland Surgical Hospital and Victory Medical Center Landmark.
(l)	Formerly known as Victory IMF.
(m)	Formerly known as Bay Area Regional Medical Center.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

(CONTINUED)

December 31, 2018

(in thousands)

	2018	2017	2016
Real Estate
Balance at beginning of year	$1,200,232	$2,163,358	$2,036,330
Additions:
Acquisitions	—	—	58,065
Improvements	4,683	21,678	68,963
Write-offs	(15,214)	(33,211)	—
Dispositions	(209,253)	(951,593)	—
Other adjustments	(214)	—	—

Balance at end of year	$980,234	$1,200,232	$2,163,358

Accumulated Depreciation
Balance at beginning of year	$(101,777)	$(152,486)	$(100,142)
Depreciation	(24,020)	(49,483)	(52,344)
Write-offs	8,461	—	—
Dispositions	16,225	100,192	—
Other adjustments	214	—	—

Balance at end of year	$(100,897)	$(101,777)	$(152,486)

EXHIBIT INDEX

Pursuant to Item 601(a)(2) of Regulation S-K, this Exhibit Index immediately precedes the signature page.

The following exhibits are included, or incorporated by reference, in this Annual Report on Form 10-K for the year ended December 31, 2018 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No:

3.1	Articles of Amendment and Restatement (included as Exhibit 3.4 to the Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-11 (Commission File No. 333-165643) filed on November 16, 2010, and incorporated herein by reference).

3.2	First Amendment to Articles of Amendment and Restatement (included as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on March 31, 2011, and incorporated herein by reference).

3.3	Second Articles of Amendment and Restatement (included as Exhibit 3.3 to the Registrant’s Quarterly Report on Form 10-Q filed on November 16, 2015, and incorporated herein by reference).

3.4	Bylaws of Carter Validus Mission Critical REIT, Inc. (included as Exhibit 3.5 to Registrant’s Registration Statement on Form S-11 (Commission File No. 333-165643) filed on March 23, 2010, and incorporated herein by reference).

3.5	Amended and Restated Bylaws of Carter Validus Mission Critical REIT, Inc (included as Exhibit 3.5 to the Registrant’s Quarterly Report on Form 10-Q (Commission File No. 000-54675) filed on November 16, 2015, and incorporated herein by reference).

4.1	Distribution Reinvestment Plan (included as Appendix A to the prospectus dated November 25, 2015 attached to the Registrant’s Registration Statement on Form S-3, filed on November 25, 2015, and incorporated herein by reference).

4.2	Carter Validus Mission Critical REIT, Inc. 2010 Restricted Share Plan (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on March 24, 2011, and incorporated herein by reference).

4.3	Form of Restricted Stock Award Agreement (included as Exhibit 10.6 to the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-11 (Commission File No. 333-165643) filed on June 25, 2010, and incorporated herein by reference).

4.4	Amended and Restated Distribution Reinvestment Plan (included as Exhibit A to supplement No. 1 to the prospectus dated May 22, 2017), filed on December 29, 2017, and incorporated herein by reference.

10.1	Agreement of Limited Partnership of Carter/Validus Operating Partnership, LP (included as Exhibit 10.5 to the Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-11 (Commission File No. 333-165643) filed on November 16, 2010, and incorporated herein by reference).

10.2	Amended and Restated Advisory Agreement, dated November 26, 2010, by and between Carter Validus Mission Critical REIT, Inc. and Carter/Validus Advisors, LLC (included as Exhibit 10.2 to the Registrant’s Registration Statement on Form S-11 (Registration No. 333-165643) filed on November 29, 2010, and incorporated herein by reference).

10.3	First Amendment to Amended and Restated Advisory Agreement, dated March 29, 2011, by and between Carter Validus Mission Critical REIT, Inc. and Carter/Validus Advisors, LLC (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on March 31, 2011, and incorporated herein by reference).

Exhibit No:

10.4	Second Amendment to Amended and Restated Advisory Agreement by and between Carter Validus Mission Critical REIT, Inc., Carter/Validus Operating Partnership, LP and Carter/Validus Advisors, LLC, dated October 4, 2012 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on October 4, 2012, and incorporated herein by reference).

10.5	Third Amendment to Amended and Restated Advisory Agreement by and between Carter Validus Mission Critical REIT, Inc., Carter/Validus Operating Partnership, LP and Carter/Validus Advisors, LLC, dated November 25, 2014 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on November 26, 2014, and incorporated herein by reference).

10.6	Property Management and Leasing Agreement, dated November 12, 2010, by and among Carter Validus Mission Critical REIT, Inc., Carter/Validus Operating Partnership, LP, and Carter Validus Real Estate Management Services, LLC (included as Exhibit 10.3 to the Registrant’s Registration Statement on Form S-11 (Registration No. 333-165643) filed on November 16, 2010, and incorporated herein by reference).

10.7	Second Amended and Restated Credit Agreement, dated May 28, 2014, by and between Carter/Validus Operating Partnership, LP, as borrower, KeyBank National Association, the other lenders which are parties to this agreement and other lenders that may become parties to this agreement, KeyBank National Association, as administrative agent, Capital One, N.A. as documentation agent, Bank of America, N.A., as syndication agent and KeyBanc Capital Markets, as sole lead arranger and sole book runner (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on May 29, 2014, and incorporated herein by reference).

10.8	Joinder Agreement, dated September 28, 2012, by HC-8451 Pearl Street, LLC to KeyBank National Association, as Agent (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on October 4, 2012, and incorporated herein by reference).

10.9	Joinder Agreement, dated December 28, 2012, by HC-1940 Town Park Boulevard, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on January 4, 2013, and incorporated herein by reference).

10.10	Joinder Agreement, dated June 6, 2013, by HC-239 S. Mountain Boulevard, LP to KeyBank National Association, as Agent (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on June 12, 2013, and incorporated herein by reference).

10.11	Joinder Agreement, dated June 24, 2013 by HC-2257 Karisa Drive, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on June 26, 2013, and incorporated herein by reference).

10.12	Joinder Agreement by, dated August 28, 2013, HC-1946 Town Park Boulevard, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on September 4, 2013, and incorporated herein by reference).

10.13	Joinder Agreement, dated September 19, 2013, by HC-10323 State Highway 151, LLC to KeyBank National Association, as Agent (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on September 20, 2013, and incorporated herein by reference).

Exhibit No:

10.14	Joinder Agreement, dated October 2, 2013, by HC-3436 Masonic Drive, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on October 4, 2013, and incorporated herein by reference).

10.15	Joinder Agreement, dated March 14, 2014, by HC-42570 SOUTH AIRPORT ROAD, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on March 19, 2014, and incorporated herein by reference).

10.16	Joinder Agreement, dated August 28, 2014, by HC-116 EDDIE DOWLING HIGHWAY, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on September 2, 2014, and incorporated herein by reference).

10.17	Joinder Agreement, dated September 15, 2014, by HCP-DERMATOLOGY ASSOCIATES, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on September 17, 2014, and incorporated herein by reference).

10.18	Joinder Agreement, dated September 23, 2014, by HCP-SELECT MEDICAL, LLC to KeyBank National Association, as Agent (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on September 24, 2014, and incorporated herein by reference).

10.19	Joinder Agreement, dated September 19, 2014, by HC-1101 KALISTE SALOOM ROAD, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on September 24, 2014, and incorporated herein by reference).

10.20	First Amendment to Second Amended and Restated Credit Agreement and Amendment to Other Loan Documents, dated August 21, 2015, by and among Carter/Validus Operating Partnership, LP, Carter Validus Mission Critical REIT, Inc., the guarantors and the lenders party thereto (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 25, 2015, and incorporated herein by reference).

10.21	Term Loan Agreement, dated August 21, 2015, by and among Carter/Validus Operating Partnership, LP, as borrower, KeyBank National Association, the other lenders which are parties to this agreement and other lenders that may become parties to this agreement, KeyBank National Association, as administrative agent, Capital One, National Association, as documentation agent, and Bank of America, N.A., as co-syndication agent, and Suntrust Bank, as co-syndication agent, and Fifth Third Bank, as co-syndication agent, and KeyBanc Capital Markets, Inc., Capital One, National Association, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Suntrust Robinson Humphrey, Inc. as joint lead arrangers and joint book runners (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 25, 2015, and incorporated herein by reference).

10.22	Contribution Agreement, dated August 21, 2015, by and among Carter/Validus Operating Partnership, LP, Carter Validus Mission Critical REIT, Inc., and the other subsidiary guarantors as identified therein (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 25, 2015, and incorporated herein by reference).

10.23	Unconditional Guaranty of Payment and Performance, dated August 21, 2015, from Carter Validus Mission Critical REIT, Inc., et al. for the benefit of KeyBank National Association (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 25, 2015, and incorporated herein by reference).

Exhibit No:

10.24	Term Loan Note, dated August 21, 2015, from Carter/Validus Operating Partnership, LP to Capital One, National Association (included as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 25, 2015, and incorporated herein by reference).

10.25	Term Loan Note, dated August 21, 2015, from Carter/Validus Operating Partnership, LP to Synovus Bank (included as Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 25, 2015, and incorporated herein by reference).

10.26	Term Loan Note, dated August 21, 2015, from Carter/Validus Operating Partnership, LP to Eastern Bank (included as Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 25, 2015, and incorporated herein by reference).

10.27	Term Loan Note, dated August 21, 2015, from Carter/Validus Operating Partnership, LP to SunTrust Bank (included as Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 25, 2015, and incorporated herein by reference).

10.28	Term Loan Note, dated August 21, 2015, from Carter/Validus Operating Partnership, LP to Bank of America, N.A. (included as Exhibit 10.9 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 25, 2015, and incorporated herein by reference).

10.29	Term Loan Note, dated August 21, 2015, from Carter/Validus Operating Partnership, LP to KeyBank National Association (included as Exhibit 10.10 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 25, 2015, and incorporated herein by reference).

10.30	Term Loan Note, dated August 21, 2015, from Carter/Validus Operating Partnership, LP to Cadence Bank, N.A. (included as Exhibit 10.11 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 25, 2015, and incorporated herein by reference).

10.31	Term Loan Note, dated August 21, 2015, from Carter/Validus Operating Partnership, LP to Renasant Bank (included as Exhibit 10.12 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 25, 2015, and incorporated herein by reference).

10.32	Term Loan Note, dated August 21, 2015, from Carter/Validus Operating Partnership, LP to Hancock Bank (included as Exhibit 10.13 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 25, 2015, and incorporated herein by reference).

10.33	Term Loan Note, dated August 21, 2015, from Carter/Validus Operating Partnership, LP to Woodforest National Bank (included as Exhibit 10.14 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 25, 2015, and incorporated herein by reference).

10.34	Term Loan Note, dated August 21, 2015, from Carter/Validus Operating Partnership, LP to Fifth Third Bank (included as Exhibit 10.15 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 25, 2015, and incorporated herein by reference).

10.35	Term Loan Note, dated August 21, 2015, from Carter/Validus Operating Partnership, LP to Mega International Commercial Bank Co., Ltd. Silicon Valley Branch (included as Exhibit 10.16 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 25, 2015, and incorporated herein by reference).

Exhibit No:

10.36	Term Loan Note, dated August 21, 2015, from Carter/Validus Operating Partnership, LP to Texas Capital Bank, N.A. (included as Exhibit 10.17 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 25, 2015, and incorporated herein by reference).

10.37	Joinder Agreement, dated August 21, 2015, by DC-1650 UNION HILL ROAD, LLC, HC-800 EAST 68th STREET, LLC, HCP-RTS, LLC, HC-77-840 FLORA ROAD, LLC, HC-40055 BOB HOPE DRIVE, LLC, HC-58295 29 PALMS HIGHWAY, LLC, HC-8991 BRIGHTON LANE, LLC, HC-6555 CORTEZ, LLC, HC-601 REDSTONE AVENUE WEST, LLC, HC-2270 COLONIAL BLVD, LLC, HC-2234 COLONIAL BLVD, LLC, HC-1026 MAR WALT DRIVE NW, LLC, HC-7751 BAYMEADOWS RD. E., LLC, HC-1120 LEE BOULEVARD, LLC, HC-8625 COLLIER BLVD., LLC, HC-6879 US HIGHWAY 98 WEST, LLC, HC-7850 N. UNIVERSITY DRIVE, LLC, HC-#2 PHYSICIANS PARK DR., LLC, HC-52 NORTH PECOS ROAD, LLC, HC-6160 S. FORT APACHE ROAD, LLC, HC-187 SKYLAR DRIVE, LLC, HC-860 PARKVIEW DRIVE NORTH, UNITS A&B, LLC and HC-6310 HEALTH PKWY., UNITS 100 & 200, LLC to KeyBank National Association, as Agent (included as Exhibit 10.18 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 25, 2015, and incorporated herein by reference).

10.38	Form of Indemnification Agreement entered into between Carter Validus Mission Critical REIT, Inc. and each of the following persons as of August 26, 2015: John E. Carter, Lisa Drummond, Mario Garcia, Jr., Jonathan Kuchin, Randall Greene, Ronald Rayevich, Todd M. Sakow and Michael A. Seton (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 26, 2015, and incorporated herein by reference).

10.39	Joinder Agreement, dated May 23, 2016, by HCP-PAM WARM SPRINGS, LLC, HC-20050 CRESTWOOD BLVD., LLC, HC-42074 VETERANS AVENUE, LLC, HC-101 JAMES COLEMAN DRIVE, LLC, HC-102 MEDICAL DRIVE, LLC, and HC-1445 HANZ DRIVE, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on May 25, 2016 and incorporated herein by reference).

10.40	Joinder Agreement, dated May 23, 2016, by HCP-PAM WARM SPRINGS, LLC, HC-20050 CRESTWOOD BLVD., LLC, HC-42074 VETERANS AVENUE, LLC, HC-101 JAMES COLEMAN DRIVE, LLC, HC-102 MEDICAL DRIVE, LLC, and HC-1445 HANZ DRIVE, LLC to KeyBank National Association, as Agent (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on May 25, 2016 and incorporated herein by reference).

10.41	Second Amendment to Second Amended and Restated Credit Agreement, by and among Carter/Validus Operating Partnership, LP, Carter Validus Mission Critical REIT, Inc., the guarantors and the lenders party thereto, dated January 31, 2017 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on February 2, 2017 and incorporated herein by reference).

10.42	Joinder Agreement (Master Credit Facility), dated August 21, 2017, by HC-760 OFFICE PARKWAY, LLC, HC-4499 ACUSHNET AVENUE, LLC, and HC-14024 QUAIL POINTE DRIVE, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 23, 2017, and incorporated herein by reference).

Exhibit No:

10.43	Joinder Agreement (Term Loan), dated August 21, 2017, by HC-760 OFFICE PARKWAY, LLC, HC-4499 ACUSHNET AVENUE, LLC, and HC-14024 QUAIL POINTE DRIVE, LLC to KeyBank National Association, as Agent (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 23, 2017, and incorporated herein by reference).

10.44	Purchase and Sale Agreement, dated October 23, 2017, by and between DC-505 North Railroad Avenue, LLC and Digital Northlake, LLC (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on October 24, 2017, and incorporated herein by reference).

10.45	Purchase and Sale Agreement, dated October 24, 2017, by and between the entities set forth on the signature page Purchase and Sale Agreement (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on October 24, 2017, and incorporated herein by reference).

10.46	Third Amended and Restated Credit Agreement, dated February 1, 2018, by and between Carter/Validus Operating Partnership, LP, as borrower, KeyBank National Association, the other lenders which are parties to this agreement and other lenders that may become parties to this agreement, KeyBank National Association, as administrative agent, Capital One, N.A. and SunTrust Bank, as co-documentation agents, Citizens Bank, N.A., Texas Capital Bank, N.A. Cadence Bank, N.A., and Synovus Bank, as co-documentation agents and KeyBanc Capital Markets, Capital One, N.A., and SunTrust Robinson Humphrey, Inc. as joint lead arrangers and book runners (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on February 5, 2018, and incorporated herein by reference).

10.47	Fourth Amendment to Amended and Restated Lease Agreement, dated April 13, 2018, by and between HC-200 BLOSSOM STREET, LLC and BAY AREA REGIONAL MEDICAL CENTER, LLC (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on April 19, 2018, and incorporated herein by reference).

10.48	First Amendment to Third Amended and Restated Credit Agreement, by and among Carter/Validus Operating Partnership, LP, Carter Validus Mission Critical REIT, Inc., and the guarantors and the lenders party thereto, dated August 13, 2018 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 17, 2018, and incorporated herein by reference).

10.49	Consent Letter dated August 23, 2018 from KeyBank, as Administrative Agent, to the Company (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on August 27, 2018, and incorporated herein by reference).

10.50	First Amendment to the Agreement of Limited Partnership of Carter/Validus Operating Partnership, LP, dated September 21, 2018 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on September 21, 2018, and incorporated herein by reference).

10.51	Lease Agreement by and between HC-200 BLOSSOM STREET, LLC and Board of Regents of the University of Texas System, dated October 24, 2018 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on October 25, 2018, and incorporated herein by reference).

21.1	List of Subsidiaries (included as Exhibit 21.2 to the Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-11, Commission No. 333-165643, filed on November 16, 2010, and incorporated herein by reference).

23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm

31.1*	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit No:

31.2*	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1**	Certification of Chief Executive Officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2**	Certification of Chief Financial Officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1*	Consent of Robert A. Stanger & Co., Inc.

99.2	Amended and Restated Share Repurchase Program (included as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on July 30, 2018, and incorporated herein by reference).

99.3	Second Amended and Restated Share Repurchase Program (included as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on October 25, 2018, and incorporated herein by reference).

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**

Furnished herewith in accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 16. Form 10-K Summary.

The Company has elected not to provide summary information.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARTER VALIDUS MISSION CRITICAL REIT, INC. (Registrant)

Date: March 22, 2019	By:	/s/ MICHAEL A. SETON
Michael A. Seton
Chief Executive Officer and President
(Principal Executive Officer)

Date: March 22, 2019	By:	/s/ TODD M. SAKOW
Todd M. Sakow
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Capacity	Date

/s/ MICHAEL A. SETON Michael A. Seton	Chief Executive Officer and President (Principal Executive Officer)	March 22, 2019

/s/ TODD M. SAKOW Todd M. Sakow	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 22, 2019

/s/ JOHN E. CARTER John E. Carter	Chairman of the Board of Directors	March 22, 2019

/s/ MARIO GARCIA, JR. Mario Garcia, Jr.	Director	March 22, 2019

/s/ JONATHAN KUCHIN Jonathan Kuchin	Director	March 22, 2019

/s/ RANDALL GREENE Randall Greene	Director	March 22, 2019

/s/ RONALD RAYEVICH Ronald Rayevich	Director	March 22, 2019

ANNEX D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 000-54675

CARTER VALIDUS MISSION CRITICAL REIT, INC.

(Exact name of registrant as specified in its charter)

Maryland	27-1550167
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

4890 West Kennedy Blvd., Suite 650 Tampa, FL 33609	(813) 287-0101
(Address of Principal Executive Offices; Zip Code)	(Registrant’s Telephone Number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol	Name of each exchange on which registered
N/A	N/A	N/A

As of May 10, 2019, there were approximately 179,242,000 shares of common stock of Carter Validus Mission Critical REIT, Inc. outstanding.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

(A Maryland Corporation)

PART I. FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	(Unaudited) March 31, 2019	December 31, 2018
ASSETS
Real estate:
Land	$72,700	$72,700
Buildings and improvements, less accumulated depreciation of $106,906 and $100,897, respectively	801,260	806,637

Total real estate, net	873,960	879,337
Cash and cash equivalents	28,015	43,133
Acquired intangible assets, less accumulated amortization of $24,056 and $23,822, respectively	55,907	59,681
Right-of-use assets—operating leases	10,001	—
Other assets, net	43,465	40,964
Assets of discontinued operations, net	393	401

Total assets	$1,011,741	$1,023,516

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes payable, net of deferred financing costs of $70 and $75, respectively	$17,749	$36,214
Credit facility	218,000	190,000
Accounts payable due to affiliates	1,550	1,329
Accounts payable and other liabilities	12,188	16,703
Intangible lease liabilities, less accumulated amortization of $5,118 and $5,712, respectively	11,132	16,537
Operating lease liabilities	13,765	—
Liabilities of discontinued operations, net	12	13

Total liabilities	274,396	260,796
Stockholders’ equity:
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value per share, 300,000,000 shares authorized; 204,348,165 and 203,114,678 shares issued, respectively; 180,644,686 and 183,081,839 shares outstanding, respectively	1,806	1,831
Additional paid-in capital	1,600,015	1,612,969
Accumulated distributions in excess of earnings	(864,615)	(852,505)
Accumulated other comprehensive income	139	425

Total stockholders’ equity	737,345	762,720

Total liabilities and stockholders’ equity	$1,011,741	$1,023,516

The accompanying notes are an integral part of these condensed consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands, except share data and per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2019	2018
Revenue:
Rental revenue	$20,916	$1,535
Expenses:
Rental expenses	1,609	3,000
General and administrative expenses	2,891	1,609
Asset management fees	2,404	2,465
Depreciation and amortization	8,793	28,821

Total expenses	15,697	35,895
Income (loss) from operations	5,219	(34,360)

Other expense:
Interest expense, net	(3,071)	(2,214)
Provision for loan losses	—	(1,190)

Total other expense	(3,071)	(3,404)

Income (loss) from continuing operations	2,148	(37,764)
Income from discontinued operations	—	20,533

Net income (loss) attributable to common stockholders	$2,148	$(17,231)

Other comprehensive (loss) income:
Unrealized (loss) income on interest rate swaps, net	$(286)	$636

Other comprehensive (loss) income	(286)	636

Comprehensive income (loss) attributable to common stockholders	$1,862	$(16,595)

Weighted average number of common shares outstanding:
Basic	180,618,895	185,673,400

Diluted	180,641,395	185,673,400

Net income (loss) per common share attributable to common stockholders:
Basic:
Continuing operations	$0.01	$(0.20)
Discontinued operations	—	0.11

Net income (loss) attributable to common stockholders	$0.01	$(0.09)

Diluted:
Continuing operations	$0.01	$(0.20)
Discontinued operations	—	0.11

Net income (loss) attributable to common stockholders	$0.01	$(0.09)

Distributions declared per common share	$0.08	$3.14

The accompanying notes are an integral part of these condensed consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	No. of Shares	Par Value
Balance, December 31, 2017	186,181,545	$1,862	$1,635,329	$(211,750)	$407	$1,425,848	$4,969	$1,430,817
Vesting of restricted stock	—	—	23	—	—	23	—	23
Issuance of common stock under the distribution reinvestment plan	1,971,383	20	16,039	—	—	16,059	—	16,059
Distributions to noncontrolling interests	—	—	—	—	—	—	(4,233)	(4,233)
Distributions to common stockholders	—	—	—	(583,896)	—	(583,896)	—	(583,896)
Repurchase of common stock	(4,447,367)	(45)	(33,816)	—	—	(33,861)	—	(33,861)
Other comprehensive income	—	—	—	—	636	636	—	636
Net loss	—	—	—	(17,231)	—	(17,231)	—	(17,231)

Balance, March 31, 2018	183,705,561	$1,837	$1,617,575	$(812,877)	$1,043	$807,578	$736	$808,314

	Common Stock		Additional Paid-in Capital	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	No. of Shares	Par Value
Balance, December 31, 2018	183,081,839	$1,831	$1,612,969	$(852,505)	$425	$762,720
Vesting of restricted stock	—	—	20	—	—	20
Issuance of common stock under the distribution reinvestment plan	1,233,487	12	6,553	—	—	6,565
Distributions to common stockholders	—	—	—	(14,258)	—	(14,258)
Repurchase of common stock	(3,670,640)	(37)	(19,527)	—	—	(19,564)
Other comprehensive loss	—	—	—	—	(286)	(286)
Net income	—	—	—	2,148	—	2,148

Balance, March 31, 2019	180,644,686	$1,806	$1,600,015	$(864,615)	$139	$737,345

The accompanying notes are an integral part of these condensed consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Three Months Ended March 31,
	2019	2018
Cash flows from operating activities:
Net income (loss)	$2,148	$(17,231)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	8,793	28,821
Amortization of deferred financing costs	571	690
Amortization of above-market leases	63	77
Amortization of intangible lease liabilities	(629)	(304)
Amortization of operating leases	28	—
Gain on real estate dispositions from discontinued operations	—	(18,578)
Provision for doubtful accounts	—	11,298
Provision for loan losses	—	1,190
Straight-line rent	(3,795)	15,116
Stock-based compensation	20	23
Changes in operating assets and liabilities:
Accounts payable and other liabilities	(3,050)	(9,078)
Accounts payable due to affiliates	221	(507)
Other assets	(688)	(4,799)

Net cash provided by operating activities	3,682	6,718

Cash flows from investing activities:
Proceeds from real estate disposals of discontinued operations	—	140,176
Capital expenditures	(1,006)	(2,229)
Capital distributions from unconsolidated partnership	—	962
Notes receivable, net	—	(4,500)

Net cash (used in) provided by investing activities	(1,006)	134,409

Cash flows from financing activities:
Payments on notes payable	(18,470)	(13,597)
Proceeds from credit facility	28,000	195,000
Payments of deferred financing costs	(2)	(1,916)
Repurchase of common stock	(19,564)	(33,861)
Distributions to stockholders	(7,758)	(572,326)
Distributions to noncontrolling interests	—	(4,233)

Net cash used in financing activities	(17,794)	(430,933)

Net change in cash, cash equivalents and restricted cash	(15,118)	(289,806)
Cash, cash equivalents and restricted cash—Beginning of period	43,301	351,914

Cash, cash equivalents and restricted cash—End of period	$28,183	$62,108

Supplemental cash flow disclosure:
Interest paid, net of interest capitalized of $0 and $101, respectively	$2,519	$2,920
Supplemental disclosure of non-cash transactions:
Common stock issued through distribution reinvestment plan	$6,565	$16,059

The accompanying notes are an integral part of these condensed consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

March 31, 2019

Note 1—Organization and Business Operations

Carter Validus Mission Critical REIT, Inc., or the Company, a Maryland corporation, was incorporated on December 16, 2009, and has elected to be taxed, and currently qualifies, as a real estate investment trust, or a REIT, under the Internal Revenue Code of 1986, as amended, or the Code, for federal income tax purposes. The Company was organized to acquire and operate a diversified portfolio of income-producing commercial real estate, with a focus on the data center and healthcare property sectors, net leased to creditworthy tenants, as well as to make other real estate-related investments that relate to such property types. During the year ended December 31, 2017, the Company’s board of directors made a determination to sell the Company’s data center assets. This decision represented a strategic shift that had a major effect on the Company’s results and operations and assets and liabilities for the years presented. As a result, the Company classified the assets in its data centers segment as discontinued operations. During the year ended December 31, 2018, the Company completed the disposition of all its data center properties. As a result, the Company no longer has a data centers segment, and, therefore, operates in one reportable healthcare segment.

As of March 31, 2019, the Company owned 30 real estate investments, consisting of 61 properties. Substantially all of the Company’s business is conducted through Carter/Validus Operating Partnership, LP, a Delaware limited partnership, or the Operating Partnership. The Company is the sole general partner of the Operating Partnership, and Carter/Validus Advisors, LLC, or the Advisor, the Company’s affiliated advisor, is the special limited partner of the Operating Partnership.

On April 11, 2019, the Company announced it had entered into a definitive agreement to merge with Carter Validus Mission Critical REIT II, Inc. See Note 15—“Subsequent Events” for additional information.

Except as the context otherwise requires, the “Company” refers to Carter Validus Mission Critical REIT, Inc., the Operating Partnership and all wholly-owned subsidiaries.

Note 2—Summary of Significant Accounting Policies

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s condensed consolidated financial statements. Such condensed consolidated financial statements and the accompanying notes thereto are the representation of management. These accounting policies conform to United States generally accepted accounting principles, or GAAP, for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of a normal and recurring nature considered for a fair presentation, have been included. Operating results for the three months ended March 31, 2019, are not necessarily indicative of the results that may be expected for the year ending December 31, 2019.

The condensed consolidated balance sheet at December 31, 2018, has been derived from the audited consolidated financial statements at that date but does not include all of the information and notes required by GAAP for complete financial statements. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2018, and related notes thereto set forth in the Company’s Annual Report on Form 10-K, filed with the SEC on March 22, 2019.

Principles of Consolidation and Basis of Presentation

The accompanying condensed consolidated financial statements include the accounts of the Company, the Operating Partnership, and all wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the condensed consolidated financial statements and accompanying notes in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. These estimates are made and evaluated on an ongoing basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Restricted Cash

Restricted cash consists of restricted cash held in escrow and restricted bank deposits. Restricted cash held in escrow includes cash held by lenders in escrow accounts for tenant and capital improvements, repairs and maintenance and other lender reserves for certain properties, in accordance with the respective lender’s loan agreement. Restricted cash held in escrow is reported in other assets, net, in the accompanying condensed consolidated balance sheets. Restricted bank deposits consist of tenant receipts for certain properties which are required to be deposited into lender-controlled accounts in accordance with the respective lender’s loan agreement. Restricted bank deposits are reported in other assets, net, in the accompanying condensed consolidated balance sheets. See Note 7—“Other Assets, Net.”

The following table presents a reconciliation of the beginning of period and end of period cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets to the totals shown in the condensed consolidated statements of cash flows (amounts in thousands):

	Three Months Ended March 31,
	2019	2018
Beginning of period:
Cash and cash equivalents	$43,133	$336,500
Restricted cash	168	15,414	(1)

Cash, cash equivalents and restricted cash	$43,301	$351,914

End of period:
Cash and cash equivalents	$28,015	$50,210
Restricted cash	168	11,898	(1)

Cash, cash equivalents and restricted cash	$28,183	$62,108

(1)	Amount attributable to continuing and discontinued operations.

Impairment of Long Lived Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the assets through its undiscounted future cash flows and their eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the assets, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the assets.

When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, as well as the carrying value of the real estate and related assets.

In addition, the Company applies a market approach using comparable sales for certain properties. The use of alternative assumptions in the market approach analysis could result in a different determination of the property’s estimated fair value and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related assets.

Impairment of Acquired Intangible Assets and Intangible Lease Liabilities

For the three months ended March 31, 2019, the Company recognized an impairment of one in-place lease intangible asset in the amount of approximately $1,469,000 and an impairment of one below-market lease intangible liability in the amount of approximately $407,000, related to a tenant of the Company experiencing financial difficulties, by accelerating the amortization of the intangible asset and intangible liability.

For the three months ended March 31, 2018, the Company recognized an impairment of one in-place lease intangible asset in the amount of approximately $21,296,000, related to a former tenant of the Company, by accelerating the amortization of the intangible asset.

Revenue Recognition, Tenant Receivables and Allowance for Uncollectible Accounts

Effective January 1, 2018, the Company recognizes non-rental related revenue in accordance with Accounting Standards Codification, or ASC, 606, Revenue from Contracts with Customers, or ASC 606. The Company has identified its revenue streams as rental income from leasing arrangements and tenant reimbursements, which are outside the scope of ASC 606. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Non-rental revenue, subject to ASC 606, is immaterial to the Company’s condensed consolidated financial statements.

The majority of the Company’s revenue is derived from rental revenue, which is accounted for in accordance with ASC 842, Leases, or ASC 842. In accordance with ASC 842, minimum rental revenue is recognized on a straight-line basis over the term of the related lease (including rent holidays). For lease arrangements when it is not probable that the Company will collect all or substantially all of the remaining lease payments under the term of the lease, rental revenue is limited to the lesser of the rental revenue that would be recognized on a straight-line basis or the lease payments that have been collected from the lessee. Differences between rental income recognized and amounts contractually due under the lease agreements are credited or charged to straight-line rent receivable or straight-line rent liability, as applicable. Tenant reimbursements, which are comprised of additional amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses, is recognized when the services are provided and the performance obligations are satisfied.

Prior to the adoption of ASC 842, tenant receivables and straight-line rent receivables were carried net of the provision for credit losses. The provision for credit losses was established for estimated losses resulting from the inability of certain tenants to meet the contractual obligations under their lease agreements. The Company’s determination of the adequacy of these provisions was based primarily upon evaluations of historical loss experience, the tenant’s financial condition, security deposits, letters of credit, lease guarantees, current economic conditions and other relevant factors. Effective January 1, 2019, upon adoption of ASC 842, the Company is no longer recording a provision for credit losses but is, instead, assessing whether or not it is probable that the Company will collect all or substantially all of the remaining lease payments under the term of the lease. Where it is not probable that the Company will collect all or substantially all of the remaining lease payments under the term of the lease, rental revenue is limited to the lesser of the rental revenue that would be recognized on a straight-line basis or the lease payments that have been collected from the lessee. For the three months ended March 31, 2019 and 2018, the Company recorded $775,000 and $28,926,000, respectively, as a reduction in rental revenue in the accompanying condensed consolidated statements of comprehensive income (loss).

Notes Receivable

Notes receivable are reported at their outstanding principal balance, net of any unearned income, unamortized deferred fees and costs and allowances for loan losses. The unamortized deferred fees and costs are amortized over the life of the notes receivable, as applicable and recorded in other interest and dividend income in the accompanying condensed consolidated statements of comprehensive income (loss).

The Company evaluates the collectability of both interest and principal on each note receivable to determine whether it is collectible, primarily through the evaluation of credit quality indicators, such as the tenant’s financial condition, collateral, evaluations of historical loss experience, current economic conditions and other relevant factors, including contractual terms of repayments. Evaluating a note receivable for potential impairment requires management to exercise judgment. The use of alternative assumptions in evaluating a note receivable could result in a different determination of the note’s estimated fair value and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the note receivable.

As of March 31, 2019 and December 31, 2018, the aggregate balance of the Company’s note receivable was $2,700,000. The principal balance of the Company’s note receivable is secured by its collateral.

For the three months ended March 31, 2019 and 2018, the Company recorded $0 and $1,190,000, respectively, in provision for loan losses in the accompanying condensed consolidated financial statements.

Concentration of Credit Risk and Significant Leases

As of March 31, 2019, the Company had cash on deposit, including restricted cash, in certain financial institutions that had deposits in excess of current federally insured levels. The Company limits its cash investments to financial institutions with high credit standings; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits. To date, the Company has experienced no loss of or lack of access to cash in its accounts.

As of March 31, 2019, the Company owned real estate investments in 32 metropolitan statistical areas, or MSAs, two of which accounted for 10.0% or more of revenue from continuing operations. Real estate investments located in the Houston-The Woodlands-Sugar Land, Texas MSA and the San Antonio-New Braunfels, Texas MSA accounted for an aggregate of 17.6% and 12.1%, respectively, of revenue from continuing operations for the three months ended March 31, 2019.

As of March 31, 2019, the Company had three exposures to tenant concentration that accounted for 10.0% or more of revenue from continuing operations. The leases with Post Acute Medical, LLC, Board of Regents of the University of Texas System and 21st Century Oncology, Inc. accounted for 17.2%, 16.9% and 10.7%, respectively, of revenue from continuing operations for the three months ended March 31, 2019.

Share Repurchase Program

The Company’s share repurchase program allows for repurchases of shares of the Company’s common stock when certain criteria are met. The share repurchase program provides that all repurchases are limited to those that can be funded with equivalent reinvestments pursuant to the distribution reinvestment plan, or the DRIP, during the prior calendar year and other operating funds, as the Company’s board of directors may authorize for this purpose.

Repurchases of shares of the Company’s common stock are at the sole discretion of the Company’s board of directors, provided, however, that the Company will limit the number of shares repurchased during any calendar year to 5.0% of the number of shares of common stock outstanding as of December 31 of the previous calendar year. In addition, the Company will further limit the amount of shares repurchased each quarter, subject to adjustments in accordance with the 5.0% annual share limitation. The Company’s board of directors, in its sole discretion, may suspend (in whole or in part) the share repurchase program at any time, and may amend, reduce, terminate or otherwise change the share repurchase program upon 30 days’ prior notice to the Company’s stockholders for any reason it deems appropriate.

During the three months ended March 31, 2019, the Company repurchased approximately 3,671,000 shares of common stock for an aggregate purchase price of approximately $19,564,000 (an average of $5.33 per share). During the three months ended March 31, 2018, the Company repurchased approximately 4,447,000 shares of common stock for an aggregate purchase price of approximately $33,861,000 (an average of $7.61 per share).

In connection with the Merger Agreement (as defined in Note 15—“Subsequent Events”), on April 10, 2019, the Company’s board of directors approved the third amended and restated share repurchase program. See Note 15—“Subsequent Events” for additional information.

Distribution Policy and Distributions Payable

In order to maintain its status as a REIT, the Company is required to make distributions each taxable year equal to at least 90% of its REIT taxable income, computed without regard to the dividends paid deduction and excluding capital gains. To the extent funds are available, the Company intends to continue to pay regular distributions to stockholders. Distributions are paid to stockholders of record as of the applicable record dates. Distributions are payable to stockholders from legally available funds therefor. The Company declared distributions per share of common stock in the amounts of $0.08 and $3.14 for the three months ended March 31, 2019 and 2018, respectively. During the three months ended March 31, 2018, the Company paid the special cash distribution of $3.00 per share of common stock in connection with the disposition of certain real estate properties between December 2017 and January 2018.

Earnings Per Share

The Company calculates basic earnings per share by dividing net income (loss) attributable to common stockholders for the period by the weighted average shares of its common stock outstanding for that period. Diluted earnings per share are computed based on the weighted average number of shares outstanding and all potentially dilutive securities. Shares of non-vested restricted common stock give rise to potentially dilutive shares of common stock. For the three months ended March 31, 2019, diluted earnings per share reflected the effect of approximately 22,500 of non-vested shares of restricted common stock that were outstanding as of such period. For the three months ended March 31, 2018, diluted earnings per share was computed the same as basic earnings per share because the Company recorded a loss from continuing operations, which would make potentially dilutive shares related to non-vested shares of restricted common stock antidilutive.

Derivative Instruments and Hedging Activities

As required by ASC 815, Derivatives and Hedging, or ASC 815, the Company records all derivative instruments as assets and liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments not designated as hedging instruments, the income or loss is recognized in the condensed consolidated statements of comprehensive income (loss) during the current period.

The Company is exposed to variability in expected future cash flows that are attributable to interest rate changes in the normal course of business. The Company’s primary strategy in entering into derivative contracts is to add stability to future cash flows by managing its exposure to interest rate movements. The Company utilizes derivative instruments, including interest rate swaps, to effectively convert some its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes.

In accordance with ASC 815, the Company designates interest rate swap contracts as cash flow hedges of floating-rate borrowings. For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the derivative instrument is reported as a component of other comprehensive income in the condensed consolidated statements of comprehensive income (loss) and reclassified into earnings in the same line item associated with the forecasted transaction and the same period during which the hedged transaction affects earnings. See additional discussion in Note 12—“Derivative Instruments and Hedging Activities.”

The Company reflects all derivative instruments at fair value as either assets or liabilities on the condensed consolidated balance sheets. In accordance with the fair value measurement guidance Accounting Standards Update, or ASU, 2011-04, Fair Value Measurement, the Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Recently Adopted Accounting Pronouncements

Leases

In February 2016, the Financial Accounting Standards Board, or FASB established ASC 842, by issuing ASU 2016-02, Leases, which replaces the guidance previously outlined in ASC Topic 840, Leases. The new standard increases transparency by requiring the recognition by lessees of right-of-use, or ROU, assets and operating lease liabilities on the balance sheet for all leases with a term of greater than 12 months, regardless of lease classification. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted ASC 842, effective January 1, 2019, using the modified retrospective approach. Consequently, financial information will not be updated, and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019. Further, the Company is amortizing the ROU assets and operating lease liabilities over the remaining lease term and is presenting the amortization of ROU assets—operating leases and accretion of operating lease liabilities as a single line item within operating activities in the condensed consolidated statement of cash flow for the three months ended March 31, 2019.

The Company elected the package of practical expedients, which permits it to not reassess (1) whether any expired or existing contracts are or contain leases, (2) the lease classification for any expired or existing leases, and (3) any initial direct costs for any existing leases as of the effective date. The Company did not elect the hindsight practical expedient, which permits entities to use hindsight in determining the lease term and assessing impairment.

Lessor

As a lessor, the Company’s recognition of rental revenue remained largely unchanged, apart from the narrower definition of initial direct costs that can be capitalized. Effective January 1, 2019, indirect leasing costs, such as legal costs related to lease negotiations will no longer meet the definition of capitalized initial direct costs under ASU 2016-02 and will be recorded in general and administrative expenses in the condensed consolidated statements of comprehensive income (loss), and will no longer be capitalized.

In July 2018, the FASB issued ASU 2018-11, Targeted Improvements, to simplify the guidance, that allows lessors to combine non-lease components with the related lease components if both the timing and pattern of transfer are the same for the non-lease component and related lease component, and the lease component would be classified as an operating lease. The single combined component is accounted for under ASC 842 if the lease component is the predominant component, and is accounted for under ASC 606, if the non-lease components are the predominant components. Lessors are permitted to apply the practical expedient to all existing leases on a retrospective or prospective basis. The Company elected the practical expedient to combine its lease and non-lease components that meet the defined criteria and is accounting for the combined lease component under ASC 842. As a result, the Company is no longer presenting rental revenue and tenant reimbursements related to common area maintenance and other expense recoveries separately in the condensed consolidated statements of comprehensive income (loss).

In December 2018, the FASB issued ASU 2018-20, Narrow-Scope Improvements for Lessors, that allows lessors to make an accounting policy election not to evaluate whether real estate taxes and other similar taxes imposed by a governmental authority on a specific lease revenue-producing transaction are the primary obligation of the lessor as owner of the underlying leased asset. A lessor that makes this election will exclude these taxes from the measurement of lease revenue and the associated expense. ASU 2018-20 also requires lessors to (1) exclude lessor costs paid directly by lessees to third parties on the lessor’s behalf from variable payments and therefore variable lease revenue and (2) include lessor costs that are paid by the lessor and reimbursed by the lessee in the measurement of variable lease revenue and the associated expense. The Company adopted ASU 2018-20 effective January 1, 2019. The adoption of this standard resulted in a decrease of approximately $738,000 in rental revenue and rental expense, as the aforementioned real estate tax payments are paid by a lessee directly to a third party, and, therefore, are no longer presented on a gross basis in the Company’s condensed consolidated statements of comprehensive income (loss). The adoption of this standard had no impact on the Company’s net income (loss) attributable to common stockholders.

Lessee

The Company is a lessee on four ground leases, which resulted in the recognition of a ROU asset and operating lease liability on the Company’s condensed consolidated balance sheet due to the adoption of ASU 2016-02. See Note 6—“Leases” for further discussion.

Derivatives and Hedging

In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities, or ASU 2017-12. The objectives of ASU 2017-12 are to (i) improve the transparency and understandability of information conveyed to financial statement users about an entity’s risk management activities by better aligning the entity’s financial reporting for hedging relationships with those risk management activities and (ii) reduce the complexity of and simplify the application of hedge accounting by preparers. The Company adopted this standard on January 1, 2019. The adoption of ASU 2017-12 did not have an impact on the Company’s condensed consolidated financial statements.

In October 2018, the FASB issued ASU 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes, or ASU 2018-16. ASU 2018-16 permits the use of the OIS rate based on SOFR as a United States benchmark interest rate for hedge accounting purposes under Topic 815. ASU 2018-16 was effective upon the adoption of ASU 2017-12. The Company adopted ASU 2018-16 on January 1, 2019, and its provisions did not have an impact on its condensed consolidated financial statements.

Disclosure Update and Simplification

In August 2018, the SEC issued a final rule, SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification, that amends the interim financial statement requirements to require a reconciliation of changes in stockholders’ equity in the notes or as a separate statement. This analysis should reconcile the beginning balance to the ending balance of each caption in stockholders’ equity for each period for which an income statement is required to be filed and comply with the remaining content requirements of Rule 3-04 of Regulation S-X. Registrants will have to provide the reconciliation for both the year-to-date and quarterly periods and comparable periods in Form 10-Q but only for the year-to-date periods in registration statements. The final rule became effective on November 5, 2018. As a result, the Company applied these changes in the presentation of the Company’s condensed consolidated statement of stockholders’ equity for the three months ended March 31, 2019 and 2018.

Recently Issued Accounting Pronouncements Not Yet Adopted

Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, or ASU 2018-13. ASU 2018-13 removes certain disclosure requirements, including the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between the levels and the valuation processes for Level 3 fair value measurements. ASU 2018-13 also adds certain disclosure requirements, including the requirement to disclose the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is in the process of evaluating the impact that ASU 2018-13 will have on the Company’s condensed consolidated financial statements.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current financial statement presentation, primarily related to the recently adopted accounting pronouncements discussed within this note. Amounts previously disclosed as rental revenue, provision for doubtful accounts related to rental revenue, tenant reimbursements revenue and provision for doubtful accounts related to tenant reimbursements during the three months ended March 31, 2018, are now included in rental revenue and will no longer be presented separately on the condensed consolidated statements of comprehensive income (loss).

Note 3—Discontinued Operations

All activities related to the previously reported data centers segment have been classified as discontinued operations. The assets and liabilities related to discontinued operations are separately classified on the condensed consolidated balance sheets as of March 31, 2019 and December 31, 2018, and the operations have been classified as income from discontinued operations on the condensed consolidated statements of comprehensive income (loss) for the three months ended March 31, 2019 and 2018. As of December 31, 2018, the Company had completed the disposition of all its data center properties.

The Company had no property sales during the three months ended March 31, 2019.

The Company sold two data center properties, or the 2018 Dispositions, during the three months ended March 31, 2018, for an aggregate sale price of $142,500,000 and generated net proceeds of $140,176,000. During the three months ended March 31, 2018, the Company recognized an aggregate gain on sale of $18,578,000, related to the 2018 Dispositions, as income from discontinued operations on the condensed consolidated statements of comprehensive income (loss).

The following table presents the major classes of assets and liabilities of properties classified as discontinued operations presented separately in the condensed consolidated balance sheets as of March 31, 2019 and December 31, 2018 (amounts in thousands):

	March 31, 2019	December 31, 2018
Assets:
Other assets, net	$393	$401

Assets of discontinued operations, net	$393	$401

Liabilities:
Accounts payable due to affiliates	$12	$12
Accounts payable and other liabilities	—	1

Liabilities of discontinued operations, net	$12	$13

The operations reflected in discontinued operations on the condensed consolidated statements of comprehensive income (loss) for the three months ended March 31, 2019 and 2018, were as follows (amounts in thousands):

	Three Months Ended March 31,
	2019	2018
Revenue:
Rental revenue	$—	$2,269
Expenses:
Rental expenses	—	126
Asset management fees	—	188

Total expenses	—	314

Income from discontinued operations before real estate dispositions	—	1,955
Gain on real estate dispositions	—	18,578

Net income from discontinued operations attributable to common stockholders	$—	$20,533

Note 4—Acquired Intangible Assets, Net

Acquired intangible assets, net, consisted of the following as of March 31, 2019 and December 31, 2018 (amounts in thousands, except weighted average life amounts):

	March 31, 2019		December 31, 2018
In-place leases, net of accumulated amortization of $22,914 and $22,679, respectively (with a weighted average remaining life of 13.5 years and 13.6 years, respectively)	$53,831		$56,501
Above-market leases, net of accumulated amortization of $1,142 and $1,079, respectively (with a weighted average remaining life of 8.2 years and 8.5 years, respectively)	2,076		2,139
Ground lease interest, net of accumulated amortization of $0 and $64, respectively (with a weighted average remaining life of 0.0 years and 86.6 years, respectively)	—	(1)	$1,041

	$55,907		$59,681

(1)

On January 1, 2019, as part of the adoption of ASC 842, as discussed in Note 2—“Summary of Significant Accounting Policies—Recently Adopted Accounting Pronouncements”, the Company reclassified the ground lease interest balance from acquired intangible assets, net, to right-of-use assets—operating leases within the condensed consolidated balance sheet.

The aggregate weighted average remaining life of the acquired intangible assets was 13.3 years and 14.6 years as of March 31, 2019 and December 31, 2018, respectively.

Amortization of the acquired intangible assets was $2,733,000 and $22,860,000 for the three months ended March 31, 2019 and 2018, respectively. Of the $2,733,000 recorded for the three months ended March 31, 2019, $1,469,000 related to accelerated amortization due to the impairment of an in-place lease intangible asset related to a tenant experiencing financial difficulties. Of the $22,860,000 recorded for the three months ended March 31, 2018, $21,296,000 related to accelerated amortization due to the impairment of an in-place lease intangible asset related to a former tenant experiencing financial difficulties. Amortization of the in-place leases is included in depreciation and amortization and amortization of the above-market leases is recorded as an adjustment to rental revenue in the accompanying condensed consolidated statements of comprehensive income (loss).

Note 5—Intangible Lease Liabilities, Net

Intangible lease liabilities, net, consisted of the following as of March 31, 2019 and December 31, 2018 (amounts in thousands, except weighted average life amounts):

	March 31, 2019		December 31, 2018
Below-market leases, net of accumulated amortization of $5,118 and $5,163, respectively (with a weighted average remaining life of 16.2 years and 16.2 years, respectively)	$11,132		$11,761
Ground leasehold liabilities, net of accumulated amortization of $0 and $549, respectively (with a weighted average remaining life of 0 years and 40.2 years, respectively)	—	(1)	4,776

	$11,132		$16,537

(1)

On January 1, 2019, as part of the adoption of ASC 842, as discussed in Note 2—“Summary of Significant Accounting Policies—Recently Adopted Accounting Pronouncements,” the Company reclassified ground lease liabilities from acquired intangible liabilities, net to right-of-use assets—operating leases within the condensed consolidated balance sheet.

The aggregate weighted average remaining life of the intangible lease liabilities was 16.2 years and 22.9 years as of March 31, 2019 and December 31, 2018, respectively.

Amortization of the below-market leases was $629,000 and $255,000, for the three months ended March 31, 2019 and 2018, respectively. Of the $629,000 recorded for the three months ended March 31, 2019, $407,000 was related to accelerated amortization due to the impairment of a below-market lease intangible liability related to a tenant experiencing financial difficulties. Amortization of below-market leases is recorded as an adjustment to rental revenue in the accompanying condensed consolidated statements of comprehensive income (loss).

Note 6—Leases

Lessor

Rental Revenue

The Company’s real estate properties are leased to tenants under operating leases with varying terms. Typically, the leases have provisions to extend the terms of the lease agreements. The Company retains substantially all of the risks and benefits of ownership of the real estate properties leased to tenants.

Future minimum rent to be received from the Company’s investments in real estate assets under the terms of non-cancelable operating leases in effect as of March 31, 2019, excluding optional renewal periods for the nine months ending December 31, 2019 and for each of the next four years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
Nine months ending December 31, 2019	$51,485
2020	73,580
2021	76,010
2022	78,627
2023	80,032
Thereafter	664,341

$1,024,075

Lessee

Rental Expense

The Company has four ground lease obligations that generally require fixed annual rental payments and may also include escalation clauses. The weighted average remaining lease term for the Company’s operating leases was 39.8 years and 40.6 years as of March 31, 2019 and December 31, 2018, respectively.

The Company’s ground leases do not provide an implicit interest rate. In order to calculate the present value of the remaining ground lease payments, the Company used incremental borrowing rates as of January 1, 2019, adjusted for a number of factors, including the long-term nature of the ground leases, the Company’s estimated borrowing costs, and the estimated fair value of the underlying land. The weighted average adjusted incremental borrowing rates ranged between 5.0% and 5.5% as of January 1, 2019.

The future minimum rent obligations, discounted by the Company’s adjusted incremental borrowing rates, under non-cancelable ground leases for the nine months ending December 31, 2019, and for each of the next four years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
Nine months ending December 31, 2019	$544
2020	727
2021	727
2022	728
2023	731
Thereafter	33,700

Total undiscounted rental payments	37,157
Less imputed interest	(23,392)

Total operating lease liabilities	$13,765

Due to the adoption of ASC 842, the Company reclassified ground lease interest and ground lease liabilities as of January 1, 2019, from acquired intangible assets, net, and acquired intangible liabilities, net, respectively, to right-of-use assets - operating leases within the condensed consolidated balance sheet.

As discussed in Note 2—“Summary of Significant Accounting Policies”, the Company adopted ASU 2016-02, effective January 1, 2019, and consequently, financial information was not updated, and the disclosures required under the new lease standard are not provided for dates and periods before January 1, 2019.

The following represents approximate future minimum rent obligations under non-cancelable ground leases by year as of December 31, 2018, and for each of the next four years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2019	$698
2020	698
2021	698
2022	698
2023	701
Thereafter	33,550

Total undiscounted rental payments	$37,043

Note 7—Other Assets, Net

Other assets, net, consisted of the following as of March 31, 2019 and December 31, 2018 (amounts in thousands):

	March 31, 2019	December 31, 2018
Deferred financing costs, related to the revolver portion of the unsecured credit facility, net of accumulated amortization of $10,059 and $9,493, respectively	$387	$951
Lease commissions, net of accumulated amortization of $330 and $223, respectively	6,329	6,089
Tenant receivables	2,205	2,039
Notes receivable	2,700	2,700
Straight-line rent receivable	29,715	26,947
Restricted cash	168	168
Derivative assets	140	426
Prepaid and other assets	1,821	1,644

	$43,465	$40,964

Note 8—Accounts Payable and Other Liabilities

Accounts payable and other liabilities, as of March 31, 2019 and December 31, 2018, consisted of the following (amounts in thousands):

	March 31, 2019	December 31, 2018
Accounts payable and accrued expenses	$3,443	$2,912
Accrued interest expense	922	890
Accrued property taxes	888	4,502
Distributions payable to stockholders	4,909	4,974
Tenant deposits	624	624
Deferred rental income	1,402	2,801

	$12,188	$16,703

Note 9—Notes Payable and Unsecured Credit Facility

The Company’s debt outstanding as of March 31, 2019 and December 31, 2018, consisted of the following (amounts in thousands):

	March 31, 2019	December 31, 2018
Notes payable:
Variable rate notes payable fixed through interest rate swaps	$17,819	$17,923
Variable rate notes payable	—	18,366

Total notes payable, principal amount outstanding	17,819	36,289

Unamortized deferred financing costs related to notes payable	(70)	(75)

Total notes payable, net of deferred financing costs	17,749	36,214

Unsecured credit facility:
Variable rate revolving line of credit fixed through interest rate swaps	38,000	38,000
Variable rate revolving line of credit	180,000	152,000

Total unsecured credit facility	218,000	190,000

Total debt outstanding	$235,749	$226,214

Significant debt activity during the three months ended March 31, 2019, excluding scheduled principal payments, includes:

•	On January 25, 2019, the Company repaid its debt in connection with one of the Company’s notes payable with an outstanding principal balance of $18,350,000 at the time of maturity.

•	During the three months ended March 31, 2019, the Company drew $28,000,000 on its unsecured credit facility to pay down one of the Company’s notes payable and to fund share repurchases.

On April 11, 2019, in connection with the Merger Agreement, as defined in Note 15—“Subsequent Events”, the Operating Partnership, the Company, and certain of the Operating Partnership’s subsidiaries entered into the Consent and Second Amendment to the Third Amended and Restated Credit Agreement. See Note 15—“Subsequent Events” for additional information.

The principal payments due on the note payable and unsecured credit facility for the nine months ending December 31, 2019, and for each of the next three years ending December 31, are as follows (amounts in thousands):

Year	Amount
Nine months ending December 31, 2019	$298
2020	218,421	(1)
2021	444
2022	16,656

	$235,819

(1)

Of this amount, $218,000,000 relates to the revolving line of credit under the unsecured credit facility. The maturity date on the revolving line of credit under the unsecured credit facility was May 28, 2019, subject to the Operating Partnership’s right to a 12-month extension, which was exercised on April 9, 2019. See Note 15—“Subsequent Events” for additional information.

Note 10—Related-Party Transactions and Arrangements

The Company has no direct employees. Substantially all of the Company’s business is managed by the Advisor. The employees of the Advisor and other affiliates provide services to the Company related to property management, asset management, accounting, investor relations, and all other administrative services.

Asset Management Fees

The Company pays the Advisor an annual asset management fee of 0.85% of the aggregate asset value, plus costs and expenses incurred by the Advisor in providing asset management services. The fee is payable monthly in an amount equal to 0.07083% of the aggregate asset value as of the last day of the immediately preceding month.

Operating Expense Reimbursement

The Company reimburses the Advisor for all expenses it paid or incurred in connection with the services provided to the Company, subject to certain limitations. The Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives an acquisition fee or a disposition fee. Operating expenses incurred on the Company’s behalf are recorded in general and administrative expenses in the accompanying condensed consolidated statements of comprehensive income (loss).

Disposition Fees

If the Advisor or its affiliates provides a substantial amount of services, as determined by a majority of the Company’s independent directors, in connection with the sale of one or more assets, a merger with a change of control of the Company or a sale of the Company, the Company will pay the Advisor a disposition fee equal to an amount of up to the lesser of 0.5% of the transaction price or one-half of the fees paid in the aggregate to third party investment bankers for such transaction. In no event will the combined real estate commission paid to the Advisor, its affiliates and unaffiliated third parties exceed 6.0% of the contract sales price. Disposition fees are recorded in gain on real estate dispositions for sales of operating properties and in income from discontinued operations for sales of properties classified as discontinued operations in the accompanying condensed consolidated statements of comprehensive income (loss).

Concurrently, with the entry into the Merger Agreement, the Company, the Operating Partnership and the Advisor entered into a termination letter agreement, or the Termination Agreement, effective as of April 11, 2019. Pursuant to the Termination Agreement, the advisory agreement, as amended, will be terminated at the effective time of the merger, and the Advisor will waive any disposition fee it otherwise would be entitled to pursuant to the advisory agreement related to the merger. In addition, the Termination Agreement confirms the disposition fee payable to the Advisor in the event the Merger Agreement is terminated and the Company consummates a different transaction that would entitle the Advisor to the disposition fee. See Note 15—“Subsequent Events” for additional information.

Property Management Fees

In connection with the rental, leasing, operation and management of the Company’s properties, the Company pays Carter Validus Real Estate Management Services, LLC, or the Property Manager, and its affiliates, aggregate fees equal to 3.0% of monthly gross revenues from single-tenant properties and 4.0% of monthly gross revenues from multi-tenant properties, or property management fees. The Company reimburses the Property Manager and its affiliates for property-level expenses that any of them pay or incur on the Company’s behalf, including certain salaries, bonuses and benefits of persons employed by the Property Manager and its affiliates, except for the salaries, bonuses and benefits of persons who also serve as one of its executive officers. The Property Manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If the Company contracts directly with third parties for such services, it will pay them customary market fees and may pay the Property Manager an oversight fee equal to 1.0% of the gross revenues of the properties managed. In no event will the Company pay the Property Manager or any affiliate both a property management fee and an oversight fee with respect to any particular property. Property management fees are recorded in rental expenses in the accompanying condensed consolidated statements of comprehensive income (loss).

Leasing Commission Fees

The Company pays the Property Manager a separate fee for the initial lease-up, leasing-up of newly constructed properties or re-leasing to existing tenants. Leasing commission fees are capitalized in other assets, net, in the accompanying condensed consolidated balance sheets and amortized over the terms of the related leases.

Construction Management Fees

For acting as general contractor and/or construction manager to supervise or coordinate projects or to provide major repairs or rehabilitation on the Company’s properties, the Company may pay the Property Manager up to 5.0% of the cost of the projects, repairs and/or rehabilitation, as applicable, or construction management fees. Construction management fees are capitalized in buildings and improvements in the accompanying condensed consolidated balance sheets.

Subordinated Participation in Net Sale Proceeds

After investors have received a return of their net capital contributions and an 8.0% cumulative non-compounded annual return, then the Advisor is entitled to receive 15.0% of the remaining net sale proceeds, or a subordinated participation in net sale proceeds. As of March 31, 2019, the Company had not incurred a subordinated participation in net sale proceeds to the Advisor or its affiliates.

The following table details amounts incurred for the three months ended March 31, 2019 and 2018 in connection with the Company’s related parties transactions described above (amounts in thousands):

		Incurred
		Three Months Ended March 31,
Fee	Entity	2019	2018
Asset management fees	Carter/Validus Advisors, LLC and its affiliates	$2,404	$2,653	(1)
Operating expense reimbursement	Carter/Validus Advisors, LLC and its affiliates	477	355	(2)
Disposition fees	Carter/Validus Advisors, LLC and its affiliates	—	713	(3)
Property management fees	Carter Validus Real Estate Management Services, LLC	469	751	(4)
Leasing commission fees	Carter Validus Real Estate Management Services, LLC	347	—
Construction management fees	Carter Validus Real Estate Management Services, LLC	—	67	(5)

Total		$3,697	$4,539

(1)	Of the amount incurred, $2,465,000 is included in continuing operations for the three months ended March 31, 2018.
(2)	Of the amount incurred, $355,000 is included in continuing operations for the three months ended March 31, 2018.

(3)	Of the amount incurred, $0 is included in continuing operations for the three months ended March 31, 2018.
(4)	Of the amount incurred, $688,000 is included in continuing operations for the three months ended March 31, 2018.
(5)	Of the amount incurred, $67,000 is included in continuing operations for the three months ended March 31, 2018.

The following table details amounts payable to affiliates as of March 31, 2019 and December 31, 2018 in connection with the Company’s related parties transactions described above (amounts in thousands):

		Payable
Fee	Entity	March 31, 2019	December 31, 2018
Asset management fees	Carter/Validus Advisors, LLC and its affiliates	$802	$801
Operating expense reimbursement	Carter/Validus Advisors, LLC and its affiliates	142	281
Property management fees (1)	Carter Validus Real Estate Management Services, LLC	193	181
Leasing commission fees	Carter Validus Real Estate Management Services, LLC	407	60
Construction management fees	Carter Validus Real Estate Management Services, LLC	6	6

Total		$1,550	$1,329

(1)	In addition, the Company had $12,000 due to affiliates included in liabilities of discontinued operations on the condensed consolidated balance sheets as of March 31, 2019 and December 31, 2018.

Note 11—Fair Value

Notes payable—Fixed Rate—The estimated fair value of notes payable—variable rate fixed through interest rate swap agreements (Level 2) was approximately $17,583,000 and $17,465,000 as of March 31, 2019 and December 31, 2018, respectively, as compared to the outstanding principal of $17,819,000 and $17,923,000 as of March 31, 2019 and December 31, 2018, respectively.

Notes payable—Variable—The outstanding principal of the notes payable—variable was $18,366,000 as of December 31, 2018, which approximated its fair value. The fair value of the Company’s variable rate notes payable is estimated based on the interest rates currently offered to the Company by financial institutions.

Unsecured credit facility—The outstanding principal balance of the unsecured credit facility—variable was $180,000,000 and $152,000,000, which approximated its fair value, as of March 31, 2019 and December 31, 2018, respectively. The fair value of the Company’s variable rate unsecured credit facility is estimated based on the interest rates currently offered to the Company by financial institutions. The estimated fair value of the unsecured credit facility—variable rate fixed through interest rate swap agreements (Level 2) was approximately $37,931,000 and $37,794,000 as of March 31, 2019 and December 31, 2018, respectively, as compared to the outstanding principal of $38,000,000 as of March 31, 2019 and December 31, 2018.

Notes receivable—The outstanding principal balance of the notes receivable in the amount of $2,700,000 approximated the fair value as of March 31, 2019 and December 31, 2018. The fair value was measured using significant other observable inputs (Level 2), which requires certain judgments to be made by management.

Derivative instruments— Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amount the

Company could realize, or be liable for, on disposition of the financial instruments. The Company determined that the majority of the inputs used to value its interest rate swaps fall within Level 2 of the fair value hierarchy. The credit valuation adjustments associated with these instruments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and the respective counterparty. However, as of March 31, 2019, the Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, and determined that the credit valuation adjustments are not significant to the overall valuation of its interest rate swaps. As a result, the Company determined that its interest rate swaps valuation in its entirety is classified in Level 2 of the fair value hierarchy. See Note 12—“Derivative Instruments and Hedging Activities” for a further discussion of the Company’s derivative instruments.

The following tables show the fair value of the Company’s financial assets that are required to be measured at fair value on a recurring basis as of March 31, 2019 and December 31, 2018 (amounts in thousands):

	March 31, 2019
	Fair Value Hierarchy
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Derivative assets	$—	$140	$—	$140

Total assets at fair value	$—	$140	$—	$140

	December 31, 2018
	Fair Value Hierarchy
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Derivative assets	$—	$426	$—	$426

Total assets at fair value	$—	$426	$—	$426

Note 12—Derivative Instruments and Hedging Activities

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the agreements without exchange of the underlying notional amount.

Changes in the fair value of derivatives designated, and that qualify, as cash flow hedges is recorded in accumulated other comprehensive income in the accompanying condensed consolidated statements of stockholders’ equity and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

On January 1, 2019, the Company adopted ASU 2017-12. The adoption of ASU 2017-12 did not have an impact on the Company’s condensed consolidated financial statements. See Note 2—“Summary of Significant Accounting Policies” for additional information regarding ASU 2017-12.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable rate debt. During the next twelve months, the Company estimates that an additional $131,000 will be reclassified from accumulated other comprehensive income as a decrease to interest expense.

See Note 11—“Fair Value” for further discussion of the fair value of the Company’s derivative instruments.

The following table summarizes the notional amount and fair value of the Company’s derivative instruments (amounts in thousands):

				March 31, 2019		December 31, 2018
Derivatives Designated as Hedging Instruments	Balance Sheet Location	Effective Dates	Maturity Dates	Outstanding Notional Amount	Fair Value of	Outstanding Notional Amount	Fair Value of
					Asset		Asset
Interest rate swaps	Other assets, net	08/03/2015 to 10/11/2017	05/28/2019 to 10/11/2022	$55,819	$140	$55,923	$426

The notional amount under the agreements is an indication of the extent of the Company’s involvement in each instrument at the time, but does not represent exposure to credit, interest rate or market risks.

Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges to hedge the variability of the anticipated cash flows on its variable rate unsecured credit facility and notes payable. The change in fair value of the derivative instruments that are designated as hedges are recorded in other comprehensive income (loss), or OCI, in the accompanying condensed consolidated statements of comprehensive income (loss).

The table below summarizes the amount of income (loss) recognized on the interest rate derivatives designated as cash flow hedges for the three months ended March 31, 2019 and 2018 (amounts in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of (Loss) Income Recognized in OCI on Derivatives	Location of Income (Loss) Reclassified from Accumulated Other Comprehensive Income to Net Income (Loss)	Amount of Income (Loss) Reclassified from Accumulated Other Comprehensive Income to Net Income (Loss)
Three Months Ended March 31, 2019
Interest rate swaps	$(153)	Interest expense, net	$133

Total	$(153)		$133

Three Months Ended March 31, 2018
Interest rate swaps	$611	Interest expense, net	$(25)

Total	$611		$(25)

Credit Risk-Related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations. The Company records credit risk valuation adjustments on its interest rate swaps based on the respective credit quality of the Company and the counterparty. The Company believes it mitigates its credit risk by entering into agreements with creditworthy counterparties. As of March 31, 2019, there were no derivatives in a net liability position.

Tabular Disclosure Offsetting Derivatives

The Company has elected not to offset derivative positions in its condensed consolidated financial statements. The following table presents the effect on the Company’s financial position had the Company made the election to offset its derivative positions as of March 31, 2019 and December 31, 2018 (amounts in thousands):

Offsetting of Derivative Assets
				Gross Amounts Not Offset in the Balance Sheet
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets Presented in the Balance Sheet	Financial Instruments Collateral	Cash Collateral	Net Amount
March 31, 2019	$140	$—	$140	$—	$—	$140

December 31, 2018	$426	$—	$426	$—	$—	$426

The Company reports derivative assets as other assets, net, on the condensed consolidated balance sheets.

Note 13—Accumulated Other Comprehensive Income

The following table presents a rollforward of amounts recognized in accumulated other comprehensive income, net of noncontrolling interests, by component for the three months ended March 31, 2019 and 2018 (amounts in thousands):

	Unrealized Loss on Derivative Instruments	Accumulated Other Comprehensive Income
Balance as of December 31, 2018	$905	$425
Other comprehensive loss before reclassification	(153)	(153)
Amount of income reclassified from accumulated other comprehensive income to net income	(133)	(133)

Other comprehensive loss	(286)	(286)

Balance as of March 31, 2019	$619	$139

	Unrealized Income on Derivative Instruments	Accumulated Other Comprehensive Income
Balance as of December 31, 2017	$887	$407
Other comprehensive income before reclassification	611	611
Amount of loss reclassified from accumulated other comprehensive income to net loss	25	25

Other comprehensive income	636	636

Balance as of March 31, 2018	$1,523	$1,043

The following table presents reclassifications out of accumulated other comprehensive income for the three months ended March 31, 2019 and 2018 (amounts in thousands):

Details about Accumulated Other Comprehensive Income Components	Amounts Reclassified from Accumulated Other Comprehensive Income to Net Income (Loss)		Affected Line Items in the Condensed Consolidated Statements of Comprehensive Income (Loss)
	Three Months Ended March 31,
	2019	2018
Interest rate swap contracts	$(133)	$25	Interest expense, net

Note 14—Commitments and Contingencies

Litigation

In the ordinary course of business, the Company is, and may become, subject to litigation or claims. As of March 31, 2019, there were, and currently there are, no material pending legal proceedings to which the Company is a party. While the resolution of a lawsuit or proceeding may have an impact to the Company’s financial results for the period in which it is resolved, the Company believes that the final disposition of the lawsuits or proceedings in which it is currently involved, either individually or in the aggregate, will not have a material adverse effect on its financial position, results of operations or liquidity.

Merger Agreement

On April 11, 2019, the Company announced it had entered into the Merger Agreement with Carter Validus Mission Critical REIT II, Inc., or REIT II. In the event the Merger Agreement is terminated in connection with the Company’s acceptance of a Superior Proposal or making an Adverse Recommendation Change, as defined in the Merger Agreement, the Company must pay to REIT II a termination fee of (i) $14,400,000 or (ii) $28,800,000, subject to certain limitations, discussed within Note 15—“Subsequent Events.”

Note 15—Subsequent Events

Distributions Paid to Stockholders

On April 1, 2019, the Company paid aggregate distributions of $4,909,000 ($2,675,000 in cash and $2,234,000 in shares of the Company’s common stock issued pursuant to the DRIP, which related to distributions declared for each day in the period from March 1, 2019 through March 31, 2019.

On May 1, 2019, the Company paid aggregate distributions of $4,732,000, all of which were paid in cash. See the “Suspension of Distribution Reinvestment Plan” section below.

Distributions Authorized

On April 24, 2019, the board of directors of the Company approved and authorized a daily distribution to the Company’s stockholders of record as of the close of business on each day of the period commencing on May 1, 2019 and ending on May 31, 2019. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.000876712 per share of common stock, which will be equal to an annualized distribution rate of 6.0%, based on the estimated per share NAV of $5.33. The distributions declared for the record date in May 2019 will be paid in June 2019. The distributions will be payable to stockholders from legally available funds therefor.

Prorated Share Repurchases for 2019 Second Quarter Repurchase Date

The Company determined that it reached the share limitation for the 2019 second quarter Repurchase Date, and that it was unable to fully process all repurchase requests for such Repurchase Date. Therefore, for properly submitted repurchase requests that the Company received by March 25, 2019, shares were repurchased in accordance with the Amended & Restated Share Repurchased Program as follows: (i) first, pro rata as to repurchases upon the death of a stockholder or Qualifying Disability of a stockholder; (ii) next, pro rata as to repurchases to stockholders who demonstrated, in the discretion of the Company’s board of directors, an involuntary exigent circumstance, such as bankruptcy; (iii) next, pro rata as to repurchases to stockholders subject to a mandatory distribution requirement under such stockholder’s IRA; and (iv) finally, pro rata as to all other repurchase requests. Repurchase requests of shares received by the Company during the prorated period within categories (i) and (ii) above were repurchased in full. There were no repurchase requests of shares received by the Company within category (iii) above. Repurchase requests of shares received by the Company within category (iv) above were repurchased based on a proration of approximately 26.4% of the shares made in the requests.

Agreement and Plan of Merger

On April 11, 2019, the Company along with REIT II, the Operating Partnership, Carter Validus Operating Partnership II, LP, the operating partnership of REIT II, or the REIT II Operating Partnership, and Lightning Merger Sub, LLC, a wholly owned subsidiary of REIT II, or Merger Sub, entered into an Agreement and Plan of Merger, or the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, the Company will merge with and into Merger Sub, or the REIT Merger, with Merger Sub surviving the REIT Merger, or the Surviving Entity, such that following the REIT Merger, the Surviving Entity will continue as a wholly owned subsidiary of REIT II. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of the Company shall cease.

At the effective time of the REIT Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of the Company’s common stock (or a fraction thereof), $0.01 par value per share, or the REIT I Common Stock, will be converted into the right to receive:

(i)	$1.00 in cash; and

(ii)	0.4681 shares of REIT II Class A Common Stock, par value $0.01 per share, or the REIT II Class A Common Stock.

In addition, each share of REIT I Common Stock, if any, then held by any wholly owned subsidiary of the Company or by REIT II or any of its wholly owned subsidiaries will no longer be outstanding and will automatically be retired and cease to exist, and no consideration shall be paid, nor any other payment or right inure or be made with respect to such shares of REIT I Common Stock in connection with or as a consequence of the REIT Merger.

The combined company after the REIT Merger, or the Combined Company, will retain the name “Carter Validus Mission Critical REIT II, Inc.” The REIT Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.

If the Merger Agreement is terminated in connection with the Company’s acceptance of a Superior Proposal or making an Adverse Recommendation Change, then the Company must pay to REIT II a termination fee of (i) $14,400,000 if it occurred within five business days of the end of the specified period for negotiations with REIT II following notice (received within five business days of the Go Shop Period End Time, as defined in the Merger Agreement) that the Company intends to enter into a Superior Proposal or (ii) $28,800,000 if it occurred thereafter.

Second Amendment to Operating Partnership Agreement

Concurrently with the entry into the Merger Agreement, the Company entered into an amendment, or the Second Amendment, to the Amended and Restated Limited Partnership Agreement of Carter/Validus Operating

Partnership, LP, or the Partnership Agreement, as amended, by and between the Company, which holds both general partner and limited partner interests in the Operating Partnership, and the Advisor which holds a special limited partner interest in the REIT I Operating Partnership. The Second Amendment will become effective at the effective time of the REIT Merger. The purpose of the Second Amendment is to revise the economic interests of the Advisor by providing that the Advisor will not receive any distributions of Net Capital Proceeds (as defined in the Partnership Agreement) pursuant to the Partnership Agreement.

Amended and Restated REIT II Advisory Agreement

Concurrently with the entry into the Merger Agreement, REIT II, REIT I Operating Partnership, REIT II Operating Partnership and Carter Validus Advisors II, LLC, or REIT II Advisor, entered into the Third Amended and Restated REIT II Advisory Agreement, or the Amended REIT II Advisory Agreement, which shall become effective at the effective time of the REIT Merger. The Amended REIT II Advisory Agreement will amend REIT II’s existing advisory agreement, dated as of June 10, 2014, to add REIT I Operating Partnership as a party and to increase the Combined Company’s stockholder return threshold to an 8.0% cumulative return prior to REIT II Advisor receiving any distributions of Net Sales Proceeds (as defined in the Amended REIT II Advisory Agreement).

Suspension of Distribution Reinvestment Plan

In connection with the REIT Merger, on April 10, 2019, the Company’s board of directors approved the suspension of the Company’s DRIP, and, therefore, suspended the DRIP with respect to distributions that accrued starting in April 2019.

Third Amended and Restated Share Repurchase Program

In connection with entering into Merger Agreement, on April 10, 2019, the Company’s board of directors approved the Third Amended and Restated Share Repurchase Program, or the Third Amended & Restated SRP, which became effective on May 11, 2019, and will apply beginning with repurchases made on the 2019 third quarter Repurchase Date. Under the Third Amended & Restated SRP, the Company will only repurchase shares of common stock in connection with the death, qualifying disability, or involuntary exigent circumstance (as determined by the Company’s board of directors, in its sole discretion) of a stockholder, subject to certain terms and conditions specified in the Third Amended & Restated SRP. Further, under the Third Amended & Restated SRP, if the Company does not repurchase all of the shares for which repurchase requests were submitted in any quarter, outstanding repurchase requests will not automatically roll over to the subsequent quarter.

Consent and Second Amendment to the Third Amended and Restated Credit Agreement with KeyBank

On April 11, 2019, REIT I Operating Partnership, the Company, and certain of REIT I Operating Partnership’s subsidiaries entered into the Consent and Second Amendment to the Third Amended and Restated Credit Agreement, or the KeyBank Credit Facility, with KeyBank National Association, a national banking association, or KeyBank , certain other lenders, and KeyBank, as Administrative Agent, which provides for KeyBank’s consent, as Administrative Agent, to REIT I Operating Partnership’s and the Company’s execution and delivery, but not the consummation of, the Merger Agreement. In addition, the Consent and Second Amendment to the KeyBank Credit Facility modifies limitations on the distributions for each calendar quarter in 2019 and the first calendar quarter of 2020 to be limited to a daily distribution rate of $0.000876713 per share of the Company. In addition, on April 9, 2019, REIT I Operating Partnership exercised its right to a 12-month extension of the KeyBank Credit Facility’s May 28, 2019 maturity date. Therefore, the maturity date of the KeyBank Credit Facility is now May 28, 2020.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Quarterly Report on Form 10-Q. The following discussion should also be read in conjunction with our audited consolidated financial statements, and the notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the U.S. Securities and Exchange Commission, or the SEC, on March 22, 2019, or the 2018 Annual Report on Form 10-K.

The terms “we,” “our,” “us,” and the “Company” refer to Carter Validus Mission Critical REIT, Inc., Carter/Validus Operating Partnership, LP, or our Operating Partnership, and all wholly-owned subsidiaries.

Forward-Looking Statements

Certain statements contained in this Quarterly Report on Form 10-Q, other than historical facts, include forward-looking statements that reflect our expectations and projections about our future results, performance, prospects and opportunities. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date this Quarterly Report on Form 10-Q is filed with the SEC. We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Quarterly Report on Form 10-Q, and we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. See Item 1A. “Risk Factors” of our 2018 Annual Report on Form 10-K for a discussion of some, although not all, of the risks and uncertainties that could cause actual results to differ materially from those presented in our forward-looking statements.

Management’s discussion and analysis of financial condition and results of operations is based upon our condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Overview

We were formed on December 16, 2009, under the laws of Maryland to acquire and operate a diversified portfolio of income-producing commercial real estate with a focus on data centers and healthcare properties, preferably with long-term net leases to creditworthy tenants, as well as to make real estate-related investments that relate to such property types.

We ceased offering shares of our common stock in our initial public offering of up to $1,746,875,000 of shares of our common stock, or our Offering, on June 6, 2014. At the completion of our Offering, we had raised gross proceeds of approximately $1,716,046,000 (including shares of common stock issued pursuant to our distribution reinvestment plan, or DRIP).

On May 22, 2017, we registered 11,387,512 shares of common stock for a price per share of $9.519, for a proposed maximum offering price of $108,397,727 in shares of common stock under our distribution reinvestment plan, or DRIP, pursuant to a new Registration Statement on Form S-3, or the DRIP Offering, and collectively with our Offering, our Offerings.

As of March 31, 2019, we had issued approximately 204,273,000 shares of common stock in our Offerings for gross proceeds of $1,995,145,000, before share repurchases of $188,764,000 and offering costs, selling commissions and dealer manager fees of $174,852,000.

On September 27, 2018, our board of directors, at the recommendation of our audit committee, which is comprised solely of independent directors, established an estimated net asset value, or the NAV, per share of our common stock, or the Estimated Per Share NAV, calculated as of June 30, 2018, of $5.33. Accordingly, commencing with distributions that accrued for the month of October 2018, shares of common stock are offered pursuant to the DRIP Offering at $5.33 per share. The Estimated Per Share NAV was calculated for purposes of assisting broker-dealers that participated in our Offering in meeting their customer account statement reporting obligations under NASD Rule 2340. The Estimated Per Share NAV was determined by our board of directors after consultation with Carter/Validus Advisors, LLC, or our Advisor, and an independent third-party valuation firm.

Substantially all of our operations are conducted through our Operating Partnership. We are externally advised by our Advisor, which is our affiliate, pursuant to an advisory agreement by and among us, our Operating Partnership and our Advisor. Our Advisor supervises and manages our day-to-day operations and selects the properties and real estate-related investments we acquire and sell, subject to the oversight and approval of our board of directors. Our Advisor also provides marketing, sales and client services related to real estate on our behalf. Our Advisor engages affiliated entities to provide various services to us. Our Advisor is managed by, and is a subsidiary of, our sponsor, Carter/Validus REIT Investment Management Company, LLC, or our Sponsor. We have no paid employees and we rely on our Advisor to provide substantially all of our services.

Carter Validus Real Estate Management Services, LLC, or our Property Manager, a wholly-owned subsidiary of our Sponsor, serves as our property manager. Our Advisor and our Property Manager received fees during our acquisition stage and will continue to receive fees during our operational stages, and our Advisor may be eligible to receive fees during our liquidation stage.

During the year ended December 31, 2017, our board of directors made a determination to sell our data center assets. This decision represented a strategic shift that had a major effect on our results and operations and assets and liabilities for the periods presented. As a result, we have classified our data centers segment as discontinued operations.

As of December 31, 2018, we had completed the disposition of our data center properties for an aggregate sale price of $1,307.5 million and generated net proceeds of $1,282.1 million. Additionally, as of December 31, 2018, we had sold three healthcare properties for an aggregate sale price of $91.2 million and generated net proceeds of $90.5 million.

As of March 31, 2019, we owned 61 healthcare properties, comprised of 64 buildings and approximately 2,578,000 square feet of gross rentable area.

Pending Merger with Carter Validus Mission Critical REIT II, Inc.

On April 11, 2019, we, along with Carter Validus Mission Critical REIT II, Inc., or REIT II, the Operating Partnership, Carter Validus Operating Partnership II, LP, the operating partnership of REIT II, or the REIT II Operating Partnership, and Lightning Merger Sub, LLC, a wholly owned subsidiary of REIT II, or Merger Sub, entered into an Agreement and Plan of Merger, or the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, we will merge with and into Merger Sub, or the REIT Merger, with Merger Sub surviving the REIT Merger, or the Surviving Entity, such that following the REIT Merger, the Surviving Entity will continue as a wholly owned subsidiary of REIT II. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of the Company shall cease.

At the effective time of the REIT Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of our common stock (or a fraction thereof), $0.01 par value per share, or the REIT I Common Stock, will be converted into the right to receive:

(i)	$1.00 in cash; and

(ii)	0.4681 shares of REIT II Class A Common Stock, par value $0.01 per share, or the REIT II Class A Common Stock.

In addition, each share of REIT I Common Stock, if any, then held by any wholly owned subsidiary of the Company or by REIT II or any of its wholly owned subsidiaries will no longer be outstanding and will automatically be retired and cease to exist, and no consideration shall be paid, nor any other payment or right inure or be made with respect to such shares of REIT I Common Stock in connection with or as a consequence of the REIT Merger.

Pursuant to the terms of the Merger Agreement, during the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. New York City time on May 26, 2019, the Company and its subsidiaries and representatives may initiate, solicit, provide information and enter into discussions concerning proposals relating to alternative business combination transactions.

The combined company after the REIT Merger, or the Combined Company, will retain the name “Carter Validus Mission Critical REIT II, Inc.” The REIT Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code.

Critical Accounting Policies

Our critical accounting policies were disclosed in our 2018 Annual Report on Form 10-K. There have been no material changes to our critical accounting policies as disclosed therein.

Interim Unaudited Financial Data

Our accompanying condensed consolidated financial statements have been prepared by us in accordance with GAAP in conjunction with the rules and regulations of the SEC. Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, our accompanying condensed consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. Our accompanying condensed consolidated financial statements reflect all adjustments, which are, in our view, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations and cash flows for the interim period. Interim results of operations are not necessarily indicative of the results to be expected for the full year; such full year results may be less favorable. Our accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto included in our 2018 Annual Report on Form 10-K.

Qualification as a REIT

We elected, and qualify, to be taxed as a REIT for federal income tax purposes and we intend to continue to be taxed as a REIT. To maintain our qualification as a REIT, we must continue to meet certain organizational and operational requirements, including a requirement to currently distribute at least 90.0% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders.

If we fail to maintain our qualification as a REIT in any taxable year, we would then be subject to federal income taxes on our taxable income at regular corporate rates and would not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could have a material adverse effect on our net income (loss) and net cash available for distribution to our stockholders.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see Note 2—“Summary of Significant Accounting Policies—Recently Adopted Accounting Pronouncements and—Recently Issued Accounting Pronouncements Not Yet Adopted” to our condensed consolidated financial statements that are a part of this Quarterly Report on Form 10-Q.

Factors That May Influence Results of Operations

We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of our properties, other than those set forth in our 2018 Annual Report on Form 10-K and in Part II, Item 1A. “Risk Factors” of this Quarterly Report on Form 10-Q.

Results of Operations

Our results of operations are influenced by the operating performance of our operating healthcare real estate properties.

The following table shows the property statistics of our real estate properties as of March 31, 2019 and 2018:

	March 31,
	2019	2018
Number of operating real estate properties	61	63
Leased square feet	2,351,000	2,357,000
Weighted average percentage of rentable square feet leased	91%	91%

We had no acquisitions or dispositions of operating real estate properties for the three months ended March 31, 2019 and 2018.

This section describes and compares our results of operations for the three months ended March 31, 2019 and 2018. We generate almost all of our income from property operations. In order to evaluate our overall portfolio, management analyzes the net operating income of same store properties. We define “same store properties” as operating properties that were owned and operated for the entirety of both calendar periods being compared and excludes properties under development and properties classified as discontinued operations.

By evaluating the revenue and expenses of our same store properties, management is able to monitor the operations of our existing properties for comparable periods to measure the performance of our current portfolio and determine the effects of our dispositions on net income (loss).

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

Changes in our revenues are summarized in the following table (amounts in thousands):

	Three Months Ended March 31,
	2019	2018	Change
Same store rental revenue	$20,109	$2,721	$17,388
Non-same store rental revenue	—	50	(50)
Same store tenant reimbursements	801	(1,240)	2,041
Non-same store tenant reimbursements	2	—	2
Other operating income	4	4	—

Total revenue	$20,916	$1,535	$19,381

•

Same store rental revenue and tenant reimbursements, which is a non-GAAP metric, increased primarily due to the write-off of straight-line rent in the amount of $17.6 million, coupled with tenant reimbursements write-offs of $2.7 million, during the three months ended March 31, 2018, related to a former tenant who was experiencing financial difficulties and whose lease was terminated on August 13, 2018.

Changes in our expenses are summarized in the following table (amounts in thousands):

	Three Months Ended March 31,
	2019	2018	Change
Same store rental expenses	$1,608	$2,983	$(1,375)
Non-same store rental expenses	1	17	(16)
General and administrative expenses	2,891	1,609	1,282
Asset management fees	2,404	2,465	(61)
Depreciation and amortization	8,793	28,821	(20,028)

Total expenses	$15,697	$35,895	$(20,198)

•

Same store rental expenses decreased primarily due to a decrease in real estate taxes, primarily due to the adoption of ASU 2018-20, Narrow-Scope Improvements for Lessors, as discussed in Note 2—“Summary of Significant Accounting Policies”, coupled with a corresponding decrease in property management fees during the three months ended March 31, 2019.

•	General and administrative expenses increased primarily due to legal and professional fees incurred in connection with the REIT Merger.

•

Depreciation and amortization decreased primarily due to accelerated amortization recorded in the amount of $21.3 million during the three months ended March 31, 2018, related to one in-place lease intangible asset, related to a former tenant who was experiencing financial difficulties and whose lease was terminated on August 13, 2018, as compared to accelerated amortization recorded in the amount of $1.5 million during the three months ended March 31, 2019, related to one in-place lease intangible asset due to a tenant experiencing financial difficulties.

Changes in other income (expense) are summarized in the following table (amounts in thousands):

	Three Months Ended March 31,
	2019	2018	Change
Interest expense, net:
Interest on notes payable	$(305)	$(1,940)	$1,635
Interest on unsecured credit facility	(2,247)	(540)	(1,707)
Amortization of deferred financing costs	(571)	(690)	119
Capitalized interest	—	101	(101)
Cash deposits interest	52	119	(67)
Notes receivable interest and other income	—	736	(736)

Total interest expense, net	(3,071)	(2,214)	(857)
Provision for loan losses	—	(1,190)	1,190

Total other expense	(3,071)	(3,404)	333
Income from discontinued operations	$—	$20,533	$(20,533)

•

Interest on notes payable decreased due to the repayment of four notes payable since January 1, 2018, in the amount of $121.1 million. The outstanding principal balance on notes payable was $17.8 million as of March 31, 2019, as compared to $127.9 million as of March 31, 2018.

•

Interest on unsecured credit facility increased due to an increase in the weighted average outstanding principal balance on our unsecured credit facility. The weighted average outstanding principal balance of our unsecured credit facility was $211.2 million as of March 31, 2019, as compared to $34.7 million as of March 31, 2018.

•

Notes receivable interest and other income decreased due to the Company not recognizing interest income on the principal note receivable outstanding balance of $2.7 million during the three months ended March 31, 2019, as compared to interest income recognized on the principal note receivable outstanding balance of $24.5 million during the three months ended March 31, 2018.

•

Provision for loan losses decreased in the amount of $1.2 million. During the three months ended March 31, 2018, we recorded $0.3 million as bad debt expense on accrued interest and $0.9 million recorded as bad debt expense on a personal property tax receivable. Bad debt expense related to the personal property tax receivable was recorded in connection with a former tenant who was experiencing financial difficulties and whose lease was terminated on August 13, 2018.

•	Income from discontinued operations decreased due to the disposition of our data center properties during the year ended December 31 2018.

Inflation

We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. There are provisions in certain of our leases with tenants that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include scheduled increases in contractual base rent receipts, reimbursement billings for operating expenses, pass-through charges and real estate tax and insurance reimbursements. However, due to the long-term nature of our leases, among other factors, the leases may not reset frequently enough to adequately offset the effects of inflation.

Liquidity and Capital Resources

Our principal demands for funds are for capital expenditures, operating expenses, distributions to and repurchases from stockholders and principal and interest on any current and future indebtedness. Generally, cash needs for these items are generated from operations of our current investments. The sources of our operating cash flows will be primarily provided by the rental income received from current and future tenants of our leased properties.

We expect to meet our short-term liquidity requirements through net cash flows provided by operations, borrowings on our unsecured credit facility, and secured and unsecured borrowings from banks and other lenders to finance our unencumbered real estate assets.

We are required by the terms of applicable loan documents to meet certain financial covenants, such as coverage ratios and reporting requirements. In addition, certain loan agreements include cross-default provisions to financial covenants in lease agreements with our tenants so that a default in the financial covenant in the lease agreement is a default in our loan. We were in compliance with all financial covenant requirements as of the date of the filing of this Quarterly Report.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for the payments of tenant improvements, operating expenses, distributions to and repurchases from stockholders, and interest and principal payments on current and future indebtedness. We expect to meet our long-term liquidity requirements through proceeds from cash flow from operations, borrowings on our unsecured credit facility, proceeds from secured or unsecured borrowings from banks or other lenders.

We expect that substantially all cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures; however, we have used, and may continue to use, other sources to fund distributions, as necessary, such as, funds equal to amounts reinvested in the DRIP Offering (subject to our board’s approval), borrowing on our unsecured credit facility and/or future borrowings on unencumbered assets. To the extent cash flows from operations are lower due to lower-than-expected returns on the properties held, our distributions paid to stockholders may be lower. We expect that substantially all net cash flows from our operations or debt financings will be used to fund certain capital expenditures, repayments of outstanding debt or distributions to our stockholders in excess of cash flows from operations.

Capital Expenditures

We will require approximately $5.7 million in expenditures for capital improvements over the next 12 months. We cannot provide assurances, however, that actual expenditures will not exceed these estimated expenditure levels. As of March 31, 2019, we had $0.2 million of restricted cash in escrow reserve accounts for such capital expenditures. In addition, as of March 31, 2019, we had approximately $28.0 million in cash and cash equivalents. For the three months ended March 31, 2019, we incurred capital expenditures of $1.0 million that primarily related to two healthcare real estate investments.

Unsecured Credit Facility

As of March 31, 2019, the maximum commitment available under the unsecured credit facility was $400,000,000, consisting of a revolving line of credit, with a maturity date of May 28, 2019, subject to the Operating Partnership’s right to a 12-month extension. On April 9, 2019, our Operating Partnership exercised its right to the 12-month extension of the unsecured credit facility’s May 28, 2019 maturity date. Therefore, as of April 9, 2019, the maturity date of the unsecured credit facility is May 28, 2020.

On April 11, 2019, our Operating Partnership, the Company, and certain of the Operating Partnership’s subsidiaries entered into the Consent and Second Amendment to the Third Amended and Restated Credit Agreement with KeyBank National Association, a national banking association, or KeyBank, certain other lenders, and KeyBank, as Administrative Agent, which provides for KeyBank’s consent, as Administrative Agent, to the Operating Partnership’s and the Company’s execution and delivery, but not the consummation of, the Merger Agreement. In addition, the Consent and Second Amendment to the unsecured credit facility modifies limitations on the distributions for each calendar quarter in 2019 and the first calendar quarter of 2020 to be limited to a daily distribution rate of $0.000876713 per share of the Company.

Generally, proceeds of the unsecured credit facility are used for tenant improvements, leasing commissions and capital expenditures with respect to real estate, for repayment of indebtedness and for general corporate and working capital purposes.

We were in compliance with all financial covenant requirements under the unsecured credit facility at March 31, 2019.

As of March 31, 2019, we had a total unencumbered pool availability under the unsecured credit facility of $295,898,000 and an aggregate outstanding principal balance of $218,000,000; therefore, $77,898,000 was available to be drawn under the unsecured credit facility.

Cash Flows

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

	Three Months Ended March 31,
(in thousands)	2019	2018	Change
Net cash provided by operating activities	$3,682	$6,718	$(3,036)
Net cash (used in) provided by investing activities	$(1,006)	$134,409	$(135,415)
Net cash used in financing activities	$(17,794)	$(430,933)	$413,139

Operating Activities

•

Net cash provided by operating activities decreased primarily due to the sale of seven properties during the year ended December 31, 2018, coupled with no rent collected from a new tenant, who is in a free-rent period through June 30, 2019, at one of our properties that was re-leased on October 22, 2018, as compared to rent collected in the amount of $4.4 million from a former tenant during the three months ended March 31, 2018.

Investing Activities

•

Net cash provided by investing activities decreased primarily due to a decrease in proceeds from real estate disposals of $140.2 million and a decrease in capital distributions from unconsolidated partnership of $0.9 million, offset by a decrease in capital expenditures of $1.2 million and a decrease in notes receivable advances of $4.5 million, which was repaid on July 25, 2018.

Financing Activities

•

Net cash used in financing activities decreased primarily due to a decrease in distributions to stockholders of $564.6 million related to a special distribution of $556.2 million paid to stockholders during the three months ended March 31, 2018, a decrease in distributions to noncontrolling interests of $4.2 million, a decrease in repurchases of common stock of $14.3 million and a decrease in payments of deferred financing costs of $1.9 million, offset by a decrease in proceeds from our unsecured credit facility of $167.0 million and an increase in payments on notes payable of $4.9 million.

Distributions

The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including our funds available for distribution, financial condition, lenders’ restrictions and limitations, capital expenditure requirements and the annual distribution requirements needed to maintain our status as a REIT under the Code. To the extent that funds are available, we intend to continue to pay monthly distributions to stockholders. Our board of directors must authorize each distribution and may, in the future, authorize lower amounts of distributions or not authorize additional distributions; and, therefore, distribution payments are not guaranteed. Our Advisor may also defer, suspend and/or waive fees and expense reimbursements if we have not generated sufficient cash flow from our operations and other sources to fund distributions.

We have funded distributions with operating cash flows from our properties, including proceeds from the disposition of certain real estate properties and proceeds from our unsecured credit facility, and funds equal to amounts reinvested in the DRIP. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders. The following table shows the sources of distributions paid during the three months ended March 31, 2019 and 2018 (amounts in thousands):

	Three Months Ended March 31,
	2019		2018
Distributions paid in cash—common stockholders	$7,758		$572,326	(1)
Distributions reinvested (shares issued)	6,565		16,059

Total distributions	$14,323		$588,385

Source of distributions:
Cash flows provided by operations (3)	$3,682	26%	$6,718		1%
Offering proceeds from issuance of common stock pursuant to the DRIP (3)	6,565	46%	16,059		3%
Cash and cash equivalents—Beginning of period (3)	4,076	28%	$336,500	(2)	57%
Proceeds from real estate disposals (3)	—	—%	$140,176		24%
Proceeds from credit facility (3)	—	—%	$88,932		15%

Total sources	$14,323	100%	$588,385		100%

(1)	Includes a special cash distribution of $556,227,000 paid on March 16, 2018, to stockholders of record at the close of business on February 15, 2018.
(2)	Represents the cash available at the beginning of the year primarily attributable to proceeds from the disposition of certain real estate properties in 2017.
(3)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.

Total distributions declared but not paid as of March 31, 2019 were $4.9 million for common stockholders. These distributions were paid on April 1, 2019.

For the three months ended March 31, 2019, we declared and paid ordinary distributions of approximately $14.3 million to common stockholders, which includes shares issued pursuant to the DRIP Offerings, as compared to FFO (as defined below) for the three months ended March 31, 2019 of $10.9 million. The payment of distributions from sources other than FFO may reduce the amount of proceeds available for operations or cause us to incur additional interest expense as a result of borrowed funds.

For a discussion of distributions paid subsequent to March 31, 2019, see Note 15—“Subsequent Events” to the condensed consolidated financial statements included in this Quarterly Report on Form 10-Q.

Contractual Obligations

As of March 31, 2019, we had approximately $235,819,000 of principal debt outstanding, of which $17,819,000 related to a note payable and $218,000,000 related to our unsecured credit facility. See Note 9—“Notes Payable and Unsecured Credit Facility” to the condensed consolidated financial statements that are a part of this Quarterly Report on Form 10-Q for certain terms of the debt outstanding.

Our contractual obligations as of March 31, 2019, were as follows (amounts in thousands):

	Payments due by period
	Less than 1 Year	1-3 Years		3-5 Years	More than 5 Years	Total
Principal payments—variable rate debt fixed through interest rate swap agreements (1)	405	38,876	(3)	16,538	—	55,819
Interest payments—variable rate debt fixed through interest rate swap agreements (1)	2,020	1,839		479	—	4,338
Principal payments—variable rate debt	—	180,000	(3)	—	—	180,000
Interest payments—variable rate debt (2)	7,631	1,271		—	—	8,902
Capital expenditures	5,677	—		4,500	—	10,177
Ground lease payments	725	2,182		2,308	31,942	37,157

Total	$16,458	$224,168		$23,825	$31,942	$296,393

(1)	We used the fixed rates under our interest rate swap agreements as of March 31, 2019, to calculate the debt payment obligations in future periods.
(2)

We used the London Interbank Offered Rate, or LIBOR, plus the applicable margin under our variable rate debt agreement as of March 31, 2019, to calculate the debt payment obligations in future periods.

(3)

Of these amounts, $218.0 million relates to the revolving line of credit under our unsecured credit facility. The maturity date on the revolving line of credit under our unsecured credit facility is May 28, 2019, subject to our right to a 12-month extension, which was exercised on April 9, 2019. See Note 15—“Subsequent Events” to our condensed consolidated financial statements that are a part of this Quarterly Report on Form 10-Q for additional information.

Off-Balance Sheet Arrangements

As of March 31, 2019, we had no off-balance sheet arrangements.

Related-Party Transactions and Arrangements

We have entered into agreements with our Advisor and its affiliates, whereby we agree to pay certain fees to, or reimburse certain expenses of our Advisor or its affiliates for disposition fees, asset and property management fees and reimbursement of operating costs. Refer to Note 10—“Related-Party Transactions and Arrangements” to our condensed consolidated financial statements that are a part of this Quarterly Report on Form 10-Q for a detailed discussion of the various related-party transactions and agreements.

Funds from Operations and Modified Funds from Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations. The purchase of real estate assets and real estate-related investments, and the corresponding expenses associated with that process, is a key operational feature of our business plan in order to generate cash from operations. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which we believe is an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income as determined under GAAP.

We define FFO, consistent with NAREIT’s definition, as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property and asset impairment write-downs, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

We, along with others in the real estate industry, consider FFO to be an appropriate supplemental measure of a REIT’s operating performance because it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation and amortization and asset impairment write-downs, which we believe provides a more complete understanding of our performance to investors and to our management, and when compared year over year, reflects the impact on our operations from trends in occupancy.

Historical accounting convention (in accordance with GAAP) for real estate assets requires companies to report their investment in real estate at its carrying value, which consists of capitalizing the cost of acquisitions, development, construction, improvements and significant replacements, less depreciation and amortization and asset impairment write-downs, if any, which is not necessarily equivalent to the fair market value of their investment in real estate assets.

The historical accounting convention requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, which could be the case if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since the fair value of real estate assets historically rises and falls with market conditions including, but not limited to, inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation could be less informative.

In addition, we believe it is appropriate to disregard asset impairment write-downs as they are non-cash adjustments to recognize losses on prospective sales of real estate assets. Since losses from sales of real estate assets are excluded from FFO, we believe it is appropriate that asset impairment write-downs in advancement of realization of losses should be excluded. Impairment write-downs are based on negative market fluctuations and underlying assessments of general market conditions, which are independent of our operating performance, including, but not limited to, a significant adverse change in the financial condition of our tenants, changes in supply and demand for similar or competing properties, changes in tax, real estate, environmental and zoning law, which can change over time. When indicators of potential impairment suggest that the carrying value of real estate and related assets may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the asset through undiscounted future cash flows and eventual disposition (including, but not limited to, net rental and lease revenues, net proceeds on the sale of property and any other ancillary cash flows at a property or group level under GAAP). If based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate asset, we will record an impairment write-down to the extent that the carrying value exceeds the estimated fair value of the real estate asset. Testing for indicators of impairment is a continuous process and is analyzed on a quarterly basis or when indicators of impairment exist. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that identifying impairments is based on estimated future undiscounted cash flows and that we intend to have a relatively limited term of our operations, it could be difficult to recover any impairment charges through the eventual sale of the property.

In developing estimates of expected future cash flows, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an asset impairment, the extent of such loss, if any, as well as the carrying value of the real estate asset.

Publicly registered, non-listed REITs, such as us, typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operations. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that publicly registered, non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. Thus, we will not continuously purchase real estate assets and intend to have a limited life. Due to these factors and other unique features of publicly registered, non-listed REITs, the Institute for Portfolio Alternatives, or the IPA, an industry trade group, has standardized a measure known as modified funds from operations, or MFFO, which we believe to be another appropriate supplemental measure to reflect the operating performance of a publicly registered, non-listed REIT. MFFO is a metric used by management to evaluate sustainable performance and dividend policy. MFFO is not equivalent to our net income as determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the IPA’s definition in its Practice Guideline: FFO further adjusted for the following items included in the determination of GAAP net income; acquisition fees and expenses; amounts related to straight-line rental income and amortization of above and below intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, adjustments related to contingent purchase price obligations where such adjustments have been included in the derivation of GAAP net income, and after adjustments for a consolidated and unconsolidated partnership and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Our MFFO calculation complies with the IPA’s Practice Guideline, described above. In calculating MFFO, we exclude amortization of above and below-market leases, along with the net of right-of-use assets—operating leases amortization and operating lease liabilities accretion, resulting from above- and below- market ground leases, and amounts related to straight-line rents (which are adjusted in order to reflect such payments from a GAAP accrual basis to closer to an expected to be received cash basis of disclosing the rent and lease payments). The other adjustments included in the IPA’s Practice Guidelines are not applicable to us.

In addition, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flows from operations in accordance with GAAP.

We use MFFO and the adjustments used to calculate it in order to evaluate our performance against other publicly registered, non-listed REITs, which intend to have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to publicly registered, non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence the use of such measures may be useful to investors. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such charges that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to assist management and investors in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance, as an indication of our liquidity, or indicative of funds available for our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other measurements as an indication of our performance. MFFO has limitations as a performance measure. However, MFFO may be useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value since impairment write-downs are taken into account in determining net asset value but not in determining MFFO.

FFO and MFFO, as described above, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operational performance. The method used to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operating performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO. MFFO has not been scrutinized to the level of other similar non-GAAP performance measures by the SEC or any other regulatory body.

The following is a reconciliation of net income (loss) attributable to common stockholders, which is the most directly comparable GAAP financial measure, to FFO and MFFO for the three months ended March 31, 2019 and 2018 (amounts in thousands, except share data and per share amounts):

	Three Months Ended March 31,
	2019	2018
Net income (loss) attributable to common stockholders	$2,148	$(17,231)
Adjustments:
Depreciation and amortization (1)	8,793	28,821
Gain on real estate dispositions from discontinued operations	—	(18,578)

FFO attributable to common stockholders	$10,941	$(6,988)

Adjustments:
Amortization of intangible assets and liabilities (2)	(566)	(227)
Amortization of operating leases	28	—
Straight-line rent (3)	(3,795)	15,116

MFFO attributable to common stockholders	$6,608	$7,901

Weighted average common shares outstanding—basic	180,618,895	185,673,400

Weighted average common shares outstanding—diluted	180,641,395	185,673,400

Weighted average common shares outstanding—diluted for FFO	180,641,395	185,673,400

Net income (loss) per common share—basic	$0.01	$(0.09)

Net income (loss) per common share—diluted	$0.01	$(0.09)

FFO per common share—basic	$0.06	$(0.04)

FFO per common share—diluted	$0.06	$(0.04)

(1)

During the three months ended March 31, 2019, we wrote off one in-place lease intangible asset in the amount of approximately $1,469,000 by accelerating the amortization of the intangible asset related to a tenant that is experiencing financial difficulties.

(2)

Under GAAP, certain intangibles are accounted for at cost and reviewed for impairment, However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges related to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate. During the three months ended March 31, 2019, we wrote off one below-market lease intangible liability in the amount of approximately $407,000 by accelerating the amortization of the intangible liability related to one of our tenants experiencing financial difficulties.

(3)

Under GAAP, rental revenue is recognized on a straight-line basis over the terms of the related lease (including rent holidays, if applicable). This may result in income recognition that is significantly different than the underlying contract terms. During the three months ended March 31, 2019, we wrote off approximately $775,000 of straight-line rent related to a tenant that is experiencing financial difficulties. During the three months ended March 31, 2018, we wrote off approximately $17,628,000 of straight-line rent related to a former tenant that was experiencing financial difficulties. By adjusting for the change in straight-line rent receivable, MFFO may provide useful supplemental information on the realized economic impact of lease terms, providing insight on the expected contractual cash flows of such lease terms, and aligns with our analysis of operating performance.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business plan, the primary market risk to which we are exposed is interest rate risk.

We have obtained variable rate debt financing to meet our liquidity requirements, and we are exposed to changes in the one-month LIBOR. Our objectives in managing interest rate risk seek to limit the impact of interest rate changes on operations and cash flows, and to lower overall borrowing costs. To achieve these objectives, we will borrow primarily at interest rates with the lowest margins available and, in some cases, with the ability to convert variable interest rates to fixed rates.

We have entered into derivative financial instruments, such as interest rate swaps, in order to mitigate our interest rate risk on a given variable rate financial instrument. We are exposed to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, it does not possess credit risk. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We manage the market risk associated with interest rate contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. We have not entered into derivative or interest rate transactions for speculative purposes.

In addition to changes in interest rates, the value of our future investments will be subject to fluctuations based on changes in local and regional economic conditions and changes in the creditworthiness of tenants, which may affect our ability to refinance our debt, if necessary.

The following table summarizes our principal debt outstanding as of March 31, 2019 (amounts in thousands):

March 31, 2019
Notes payable:
Variable rate notes payable fixed through interest rate swaps	$17,819

Total notes payable	17,819

Unsecured credit facility:
Variable rate revolving line of credit fixed through interest rate swaps	38,000
Variable rate revolving line of credit	180,000

Total unsecured credit facility	218,000

Total principal debt outstanding (1)	$235,819

(1)	As of March 31, 2019, the weighted average interest rate on our total debt outstanding was 4.1%.

As of March 31, 2019, $180.0 million of the $235.8 million total principal debt outstanding was subject to variable interest rates with a weighted average interest rate of 4.2% per annum. As of March 31, 2019, an increase of 50 basis points in the market rates of interest would have resulted in an increase in interest expense of approximately $0.9 million per year.

As of March 31, 2019, we had two interest rate swap agreements outstanding, which mature on May 28, 2019 and October 11, 2022, with an aggregate notional amount under the swap agreements of $55.8 million and an aggregate settlement asset value of $0.2 million. The settlement value of these interest rate swap agreements is dependent upon existing market interest rates and swap spreads. As of March 31, 2019, an increase of 50 basis points in the market rates of interest would have resulted in an increase to the settlement asset value of these interest rate swaps to $0.5 million. These interest rate swaps were designated as hedging instruments.

We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.

Item 4. Controls and Procedures.

(a) Evaluation of disclosure controls and procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms, and that such information is accumulated and communicated to us, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and we necessarily were required to apply our judgment in evaluating whether the benefits of the controls and procedures that we adopt outweigh their costs.

As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, we conducted an evaluation as of March 31, 2019 under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of March 31, 2019, were effective at a reasonable assurance level.

(b) Changes in internal control over financial reporting. During the three months ended March 31, 2019, we modified existing controls and processes to support the adoption of Accounting Standards Codification, or ASC, 842, Leases. There have been no other changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the three months ended March 31, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings.

We are not aware of any material pending legal proceedings to which we are a party or to which our properties are the subject. See Note 14—“Commitments and Contingencies” to the condensed consolidated financial statements that are a part of this Quarterly Report on Form 10-Q.

Item 1A. Risk Factors.

There have been no material changes from the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the SEC on March 22, 2019, except as noted below.

Distributions paid from sources other than our cash flows from operations may adversely affect our ability to fund future distributions with cash flows from operations and may adversely affect a stockholder’s overall return.

To the extent that cash flow from operations has been or is insufficient to fully cover our distributions to our stockholders, we have paid, may continue to pay and have no limits on the amounts we may pay, distributions from sources other than from our cash flows from operations. For the three months ended March 31, 2019, our cash flows provided by operations of approximately $3.7 million was a shortfall of approximately $10.6 million, or 74.1%, of our ordinary distributions paid (total ordinary distributions were approximately $14.3 million, of which $7.8 million was cash and $6.5 million was reinvested in shares of our common stock pursuant to the DRIP) during such period and such shortfall was paid from proceeds from the DRIP and cash at the beginning of the period.

For the year ended December 31, 2018, our cash flows provided by operations of approximately $23.6 million was a shortfall of $63.1 million, or 72.8%, of our ordinary distributions paid (total ordinary distributions were approximately $86.7 million, of which $44.9 million was cash and $41.8 million was reinvested in shares of our common stock pursuant to the DRIP) during such period and such shortfall was paid from proceeds from the DRIP, our unsecured credit facility and proceeds from real estate dispositions. In addition, for the year ended December 31, 2018, we paid a special cash distribution of approximately $556.2 million. The special cash distribution was funded by cash and cash equivalents at the beginning of the period in the amount of $336.5 million, proceeds from real estate dispositions and proceeds from our unsecured credit facility.

If we cannot maintain certain tenant occupancy levels in our properties, we may not generate sufficient cash flows from operations to pay distributions, which may result in a lower return on a stockholder’s investment than he or she may expect. We may pay, and have no limits on the amounts we may pay, distributions from any source, such as from borrowings, the sale of assets, the sale of additional securities, advances from our Advisor, our Advisor’s deferral, and suspension and/or waiver of its fees and expense reimbursements. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions from the sale of assets may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute stockholders’ interest in us if we sell shares of our common stock to third party investors. As a result, the return investors may realize on their investment may be reduced and investors who invested in us before we generated significant cash flow may realize a lower rate of return than later investors. Payment of distributions from any of the aforementioned sources could restrict our ability to generate sufficient cash flows from operations, affect our profitability and/or affect the distributions payable upon a liquidity event, any or all of which may have an adverse effect on an investment in us.

A high concentration of our properties in a particular geographic area, or of tenants in a similar industry, would magnify the effects of downturns in that geographic area or industry.

As of March 31, 2019, we owned 30 real estate investments, located in 32 metropolitan statistical areas, or MSAs, two of which accounted for 10.0% or more of our revenue from continuing operations for the three months ended March 31, 2019. Real estate investments located in the Houston-The Woodlands-Sugar Land, Texas MSA and the San Antonio-New Braunfels, Texas MSA accounted for 17.6% and 12.1%, respectively, of our revenue from continuing operations for the three months ended March 31, 2019. Accordingly, there is a geographic concentration of risk subject to fluctuations in each MSA’s economy. Geographic concentration of our properties exposes us to economic downturns in the areas where our properties are located. A regional or local recession in any of these areas could adversely affect our ability to generate or increase operating revenues, attract new tenants or dispose of unproductive properties. Similarly, since the tenants of our properties are in the healthcare industry, any adverse effect to the healthcare industry generally would have a disproportionately adverse effect on our portfolio. For the three months ended March 31, 2019, 100.0% of our revenue from continuing operations was from healthcare properties.

As of March 31, 2019, we had three exposures to tenant concentration that accounted for 10.0% or more of revenue from continuing operations. The leases with Post Acute Medical, LLC, Board of Regents of the University of Texas System and 21st Century Oncology, Inc. accounted for 17.2%, 16.9% and 10.7%, respectively, of revenue from continuing operations for the three months ended March 31, 2019.

Our investments in properties where the underlying tenant has a below investment grade credit rating, as determined by major credit rating agencies, or unrated tenants may have a greater risk of default and therefore may have an adverse impact on our returns on that asset and our operating results.

During the three months ended March 31, 2019, approximately 22.9% of our total revenue was derived from tenants that had an investment grade credit rating from a major ratings agency, 16.7% of our our total revenue was derived from tenants that were rated but did not have an investment grade credit rating from a major ratings agency and 60.4% of our total revenue was derived from tenants that were not rated. Approximately 4.5% of our total revenue was derived from non-rated tenants that were affiliates of companies having an investment grade credit rating. Our investments with tenants that do not have an investment grade credit rating from a major ratings agency or were not rated and are not affiliated with companies having an investment grade credit rating may have a greater risk of default and bankruptcy than investments in properties leased exclusively to investment grade tenants. When we invest in properties where the tenant does not have a publicly available credit rating, we use certain credit assessment tools as well as rely on our own estimates of the tenant’s credit rating which include but are not limited to reviewing the tenant’s financial information (i.e., financial ratios, net worth, revenue, cash flows, leverage and liquidity) and monitoring local market conditions. If our lender or a credit rating agency disagrees with our ratings estimates, or our ratings estimates are otherwise inaccurate, we may not be able to obtain our desired level of leverage or our financing costs may exceed those that we projected. This outcome could have an adverse impact on our returns on that asset and hence our operating results.

A tenant is considered creditworthy if it has a financial profile that our Advisor believes meets our criteria. In evaluating the creditworthiness of a tenant or prospective tenant, our Advisor will not use specific quantifiable standards, but will consider many factors, including, but not limited to, the financial condition of the tenant and/or guarantor, the operating history of the property with the tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and the lease length and the terms at the time of the property acquisition.

We monitor the credit of our tenants to stay abreast of any material changes in credit quality. We monitor tenant credit by (1) reviewing the credit ratings of tenants (or their parent companies) that are rated by nationally recognized rating agencies, (2) reviewing financial statements that are publicly available or that are required to be delivered to us under the applicable lease, (3) monitoring news reports and other available information regarding our tenants and their underlying businesses, (4) monitoring the timeliness of rent collections, and (5) conducting periodic inspections of our properties to ascertain proper maintenance, repair and upkeep. As of the date of this Quarterly Report, we have not identified any material change in any of our tenants’ credit quality.

There may be unexpected delays in the completion of the REIT Merger, or the REIT Merger may not be completed at all.

The REIT Merger is currently expected to close in the second half of 2019, assuming that all of the conditions in the Merger Agreement are satisfied or waived. The Merger Agreement provides that either we or REIT II may terminate the Merger Agreement if the REIT Merger has not occurred by January 31, 2020. Certain events may delay the completion of the REIT Merger or result in a termination of the Merger Agreement. Some of these events are outside the control of either party. In particular, completion of the REIT Merger requires the affirmative vote of holders of not less than a majority of all outstanding shares of our common stock as of the record date for the special meeting of our stockholders. We cannot assure our stockholders that the conditions to the completion of the REIT Merger will be satisfied or waived, or that any adverse change, effect, event, circumstance, occurrence or state of facts that could give rise to the termination of the Merger Agreement will not occur, and we cannot provide any assurances as to whether or when the REIT Merger will be completed.

Failure to complete the REIT Merger in a timely manner or at all could negatively impact the value of our common stock and the future value of our business and financial results.

The completion of the REIT Merger is subject to various conditions, including, among other things, the approval by our stockholders, the absence of any governmental order prohibiting the consummation of the REIT Merger, the accuracy of the representations and warranties contained in the Merger Agreement (subject to certain materiality qualifications), compliance with the covenants and agreements in the Merger Agreement in all material respects, and the absence of any material adverse effect on us. If the REIT Merger is not completed, our ongoing business could be adversely affected and we will be subject to several risks, including being required, under certain circumstances, to pay up to $14.4 million in a termination fee to REIT II in the event of termination on or prior to the fifth business day following the Go Shop Period End Time, or $28.8 million in the event of termination thereafter. In addition, whether or not the REIT Merger is completed, we are subject to several risks, including but not limited to:

•	having to pay certain costs relating to the proposed REIT Merger, such as legal, accounting, financial advisory, filing, printing and mailing fees; and

•	diverting management attention and resources from operational matters and other strategic opportunities toward implementing the REIT Merger.

If the REIT Merger is not completed, these risks could negatively impact the estimated value of our common stock, the future value of our business and our financial results.

The announcement and pendency of the REIT Merger could adversely affect our business and operations.

Due to operating covenants in the Merger Agreement, we may have difficulty, during the pendency of the REIT Merger, to pursue certain strategic transactions, acquire new properties, undertake certain significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions could prove beneficial.

We have not identified another opportunity to provide liquidity to our stockholders other than the REIT Merger. If we do not complete the REIT Merger, our stockholders’ ability to sell or otherwise dispose of their shares would continue to be limited.

If the REIT Merger is not completed, our stockholders will not receive the right to receive in cash an amount equal to $1.00 per share and 0.4681 shares of REIT II Class A common stock for each share of our common stock. In addition, if the REIT Merger is not completed, we may continue as an operating company, or our board of directors may pursue other alternatives for a liquidity event, which may not occur in the near term or on terms as attractive as the terms of the REIT Merger. In addition, there currently is no public market for shares of our common stock and there is no assurance that a public market may develop. Our charter also prohibits the ownership of more than 9.8% of our common stock, in value or number of shares (whichever is more restrictive), by a single investor, unless exempted by our board of directors, which may further limit our stockholders’ ability to sell or otherwise dispose of their shares of our common stock. Furthermore, our board of directors limited our share repurchase program in connection with the REIT Merger, and we do not anticipate that our board of directors will fully resume our share repurchase program while the REIT Merger is pending. As a result, if we do not complete the REIT Merger, our stockholders may have to hold their shares for an indefinite period of time or, if a stockholder is able to sell its shares, it likely would have to sell them at a substantial discount to the price paid for the shares. If our share repurchase program would be opened up to all stockholders, the program would contain numerous restrictions that would limit our stockholders’ ability to sell their shares of our common stock, including those relating to the number of shares that we can repurchase at any time and limiting the funds we will use to repurchase shares pursuant to the program.

The Merger Agreement contains provisions that could discourage a potential competing acquirer of us or could result in a competing acquisition proposal being at a lower price than it might otherwise be.

Except for a 45-day go-shop period that expires on May 26, 2019, the Merger Agreement contains provisions that, subject to limited exceptions, restrict our ability to solicit, initiate or knowingly facilitate, encourage or assist any acquisition proposal. With respect to any written, bona fide acquisition proposal that we receive, REIT II generally has an opportunity to offer to modify the terms of the Merger Agreement in response to such proposal before our board of directors may change, withdraw, or modify its recommendation to our stockholders in response to such acquisition proposal or terminate the Merger Agreement to enter into a definitive agreement with respect to such acquisition proposal. Upon termination of the Merger Agreement under circumstances relating to an acquisition proposal, we may be required to pay a termination fee of $14.4 million in connection with a transaction initiated during the go-shop process, or $28.8 million in connection with a transaction initiated after the go-shop process. In addition, our advisor agreed to waive its right to receive a disposition fee in connection with the REIT Merger. In the event the Merger Agreement is not consummated, we would be responsible for paying a disposition fee in connection with any other competing transaction.

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of our business from considering or making a competing acquisition proposal, even if the potential competing acquirer was prepared to pay consideration with a higher per share cash value than that market value proposed to be received or realized in the REIT Merger, or might cause a potential competing acquirer to propose to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances under the Merger Agreement.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Unregistered Sales of Equity Securities

During the three months ended March 31, 2019, we did not sell any equity securities that were not registered or otherwise exempt under the Securities Act.

Share Repurchase Program

Our board of directors has adopted a share repurchase program that enables our stockholders to request to sell their shares to us in limited circumstances. Our share repurchase program permits stockholders to request to sell their shares back to us, subject to the significant conditions and limitations described below. Repurchases of shares of our common stock are at the sole discretion of our board of directors.

We will limit the number of shares repurchased during any calendar year to 5.0% of the number of shares of our common stock outstanding on December 31st of the previous calendar year, or the 5.0% Annual Limitation.

In addition, the share repurchase program provides that all repurchases during any calendar year, including those upon death or a qualifying disability of a stockholder, are limited to those that can be funded with equivalent reinvestments pursuant to the DRIP during the prior calendar year and other operating funds, if any, as the board of directors, in its sole discretion, may reserve for this purpose. The prices at which we repurchase our shares of common stock are based on the most recent Estimated Per Share NAV, which is $5.33, based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on a fully diluted basis, calculated as of June 30, 2018.

We will limit the number of shares repurchased each quarter pursuant to the share repurchase program as follows:

•	on the first quarter Repurchase Date, we will not repurchase in excess of 2.0% of the number of shares outstanding as of December 31 of the prior calendar year;

•	on the second quarter Repurchase Date, we will not repurchase in excess of 1.0% of the number of shares outstanding as of December 31 of the prior calendar year;

•	on the third quarter Repurchase Date, we will not repurchase in excess of 1.0% of the number of shares outstanding as of December 31 of the prior calendar year; and

•	on the fourth quarter Repurchase Date, we will not repurchase in excess of 1.0% of the number of shares outstanding as of December 31 of the prior calendar year.

In the event we do not meet an applicable quarterly share repurchase limitation, we will increase the share limitation in the next quarter and continue to adjust the quarterly share limitations in accordance with the 5.0% Annual Limitation.

A stockholder or his or her estate, heir or beneficiary may present to us fewer than all of the shares then-owned for repurchase. Repurchase requests made (i) on behalf of a deceased stockholder or a stockholder with a qualifying disability; (ii) by a stockholder due to another involuntary exigent circumstance, such as bankruptcy; or (iii) by a stockholder due to a mandatory distribution under such stockholder’s IRA may be made at any time after the occurrence of such event.

A stockholder who wishes to have shares repurchased must mail or deliver to us a written request on a form provided by us and executed by the stockholder, its trustee or authorized agent, which we must receive at least five business days prior to the first day of the quarter in which the stockholder is requesting a repurchase of its shares. An estate, heir or beneficiary that wishes to have shares repurchased following the death of a stockholder must mail or deliver to us a written request on a form provided by us, including evidence acceptable to our board of directors of the death of the stockholder, and executed by the executor or executrix of the estate, the heir or beneficiary, or their trustee or authorized agent, which we must receive at least five business days prior to the first day of the quarter in which the estate, heir, or beneficiary is requesting a repurchase of its shares.

Our Advisor, directors and their respective affiliates are prohibited from receiving a fee in connection with the share repurchase program.

Our board of directors, in its sole discretion, may suspend (in whole or in part) the share repurchase program at any time, and may amend, reduce, terminate or otherwise change our share repurchase program at any time upon 30 days’ prior notice to our stockholders for any reason it deems appropriate.

Our share repurchase program is only intended to provide our stockholders with limited, interim liquidity for their shares until a liquidity event occurs.

In connection with the execution of the Merger Agreement, on April 10, 2019, our board of directors approved the Third Amended and Restated Share Repurchase Program, or the Third Amended & Restated SRP,

which will become effective May 11, 2019, and will apply beginning with repurchases made on the 2019 third quarter Repurchase Date. Under the Third Amended & Restated SRP, we will only repurchase shares of common stock in connection with the death, qualifying disability, or involuntary exigent circumstance (as determined by our board of directors, in its sole discretion) of a stockholder, subject to certain terms and conditions specified in the Third Amended & Restated SRP. Further, under the Third Amended & Restated SRP, if we do not repurchase all of the shares for which repurchase requests were submitted in any quarter, outstanding repurchase requests will not automatically roll over to the subsequent quarter.

During the three months ended March 31, 2019, we repurchased the following shares of common stock:

Period	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans and Programs	Approximate Dollar Value of Shares Available that may yet be Repurchased under the Program
January 2019	3,660,762	$5.33	—	$—
February 2019	—	$—	—	$—
March 2019	9,878	$5.33	—	$—

Total	3,670,640		—

During the three months ended March 31, 2019, we repurchased approximately $19,564,000 of shares of common stock.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

None.

Item 6. Exhibits.

Exhibit No:

2.1	Agreement and Plan of Merger, dated as of April 11, 2019, by and among Carter Validus Mission Critical REIT, Inc., Carter/Validus Operating Partnership, LP, Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP, and Lightning Merger Sub, LLC (included as Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on April 11, 2019, and incorporated herein by reference).

3.1	Articles of Amendment and Restatement (included as Exhibit 3.4 to the Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-11 (Commission File No. 333-165643) filed on November 16, 2010, and incorporated herein by reference).

3.2	First Amendment to Articles of Amendment and Restatement (included as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on March 31, 2011, and incorporated herein by reference).

3.3	Second Articles of Amendment and Restatement (included as Exhibit 3.3 to the Registrant’s Quarterly Report on Form 10-Q filed on November 16, 2015, and incorporated herein by reference).

Exhibit No:

3.4	Bylaws of Carter Validus Mission Critical REIT, Inc. (included as Exhibit 3.5 to Registrant’s Registration Statement on Form S-11 (Commission File No. 333-165643) filed on March 23, 2010, and incorporated herein by reference).

3.5	Amended and Restated Bylaws of Carter Validus Mission Critical REIT, Inc (included as Exhibit 3.5 to the Registrant’s Quarterly Report on Form 10-Q (Commission File No. 000-54675) filed on November 16, 2015, and incorporated herein by reference).

4.1	Distribution Reinvestment Plan (included as Appendix A to the prospectus dated November 25, 2015 attached to the Registrant’s Registration Statement on Form S-3, filed on November 25, 2015, and incorporated herein by reference).

4.2	Carter Validus Mission Critical REIT, Inc. 2010 Restricted Share Plan (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675) filed on March 24, 2011, and incorporated herein by reference).

4.3	Form of Restricted Stock Award Agreement (included as Exhibit 10.6 to the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-11 (Commission File No. 333-165643) filed on June 25, 2010, and incorporated herein by reference).

4.4	Amended and Restated Distribution Reinvestment Plan (included as Exhibit A to supplement No. 1 to the prospectus to the Registration Statement on Form S-11 (Commission File No. 333-218152) dated December 29, 2017), filed on December 29, 2017, and incorporated herein by reference.

10.1	Second Amendment to the Agreement of Limited Partnership of Carter/Validus Operating Partnership, LP, dated April 11, 2019 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675), filed on April 11, 2019, and incorporated herein by reference).

10.2	Third Amended and Restated REIT II Advisory Agreement, dated as of April 11, 2019, by and among Carter Validus Mission Critical REIT II, Inc., Carter/Validus Operating Partnership, LP, Carter Validus Operating Partnership II, LP, and Carter Validus Advisors II, LLC (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675), filed on April 11, 2019, and incorporated herein by reference).

10.3	Termination Agreement, dated as of April 11, 2019, by and among Carter Validus Mission Critical REIT, Inc., Carter/Validus Operating Partnership, LP, and Carter/Validus Advisors, LLC (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675), filed on April 11, 2019, and incorporated herein by reference).

10.4	Consent and Second Amendment to Third Amended and Restated Credit Agreement, dated April 11, 2019, by and between Carter/Validus Operating Partnership, LP, as borrower, KeyBank National Association, the other lenders which are parties to the agreement and other lenders that may become parties to the agreement, and KeyBank National Association, as administrative agent (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675), filed on April 11, 2019, and incorporated herein by reference).

31.1*	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1**	Certification of Chief Executive Officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2**	Certification of Chief Financial Officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit No:

99.1	Consent of Robert A. Stanger & Co., Inc. (included as Exhibit 99.3 to the Registrant’s Current Report on Form 8-K (File No. 000-54675) filed on October 1, 2018, and incorporated herein by reference).

99.2	Third Amended and Restated Share Repurchase Program (included as Exhibit 99.5 to the Registrant’s Current Report on Form 8-K (Commission File No. 000-54675), filed on April 11, 2019, and incorporated herein by reference).

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**

Furnished herewith in accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARTER VALIDUS MISSION CRITICAL REIT, INC.
(Registrant)

Date: May 15, 2019	By:	/s/ MICHAEL A. SETON
Michael A. Seton
Chief Executive Officer and President
(Principal Executive Officer)

Date: May 15, 2019	By:	/s/ TODD M. SAKOW
Todd M. Sakow
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

ANNEX E

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 000-55435

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

(Exact name of registrant as specified in its charter)

Maryland	46-1854011
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

4890 West Kennedy Blvd., Suite 650 Tampa, FL 33609	(813) 287-0101
(Address of Principal Executive Offices; Zip Code)	(Registrant’s Telephone Number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common stock, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act.  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

There is no established market for the Registrant’s shares of common stock.

As of June 30, 2018, the last business day of the Registrant’s most recently completed second fiscal quarter, the Registrant was conducting an ongoing public offering of its Class A, Class I and Class T2 shares of common stock pursuant to a Registration Statement on Form S-11. As of June 30, 2018, there were approximately 82,282,000 shares of Class A common stock, 9,740,000 shares of Class I common stock, 37,627,000 shares of Class T common stock and 1,392,000 shares of Class T2 common stock held by non-affiliates, for an aggregate amount of approximately $817,657,000, $89,143,000, $361,698,000 and $13,523,000, respectively, assuming a purchase price of $10.200 per Class A share, $9.273 per Class I share, $9.766 per Class T share and $9.714 per Class T2 share, the offering prices per Class A share, Class I share and Class T2 share as of June 30, 2018 in the Registrant’s public offering exclusive of any discounts for certain categories of purchasers. The purchase price per Class T share of $9.766 reflects the estimated net asset value per share of Class T common stock as of June 30, 2017, a 3.0% selling commission and a 3.0% dealer manager fee that were in place at the time the shares were purchased. The estimated share value of each of our Class A common stock, Class I common stock, Class T common stock and Class T2 common stock is $9.25 per share as of June 30, 2018, which was approved by the Registrant’s board of directors on September 27, 2018.

As of March 18, 2019, there were approximately 82,362,000 shares of Class A common stock, 12,476,000 shares of Class I common stock, 38,167,000 shares of Class T common stock and 3,424,000 shares of Class T2 common stock of Carter Validus Mission Critical REIT II, Inc. outstanding.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

(A Maryland Corporation)

E-i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K of Carter Validus Mission Critical REIT II, Inc., other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Securities Act and the Exchange Act, as applicable by law. Such statements include, in particular, statements about our plans, strategies and prospects, and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Annual Report on Form 10-K is filed with the U.S. Securities and Exchange Commission, or SEC. We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Annual Report on Form 10-K, and we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. We caution investors not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date of this Annual Report on Form 10-K. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. The forward-looking statements should be read in light of the risk factors identified in the Item 1A. Risk Factors section of this Annual Report on Form 10-K.

PART I

Item 1. Business.

The Company

Carter Validus Mission Critical REIT II, Inc., or the Company, or we, is a Maryland corporation that was formed on January 11, 2013, and has elected, and currently qualifies, to be taxed as a real estate investment trust, or a REIT, under the Internal Revenue Code of 1986, as amended, or the Code, for federal income tax purposes commencing with its taxable year ended December 31, 2014. Substantially all of our business is conducted through Carter Validus Operating Partnership II, LP, a Delaware limited partnership, or the Operating Partnership, formed on January 10, 2013. The Company is the sole general partner of the Operating Partnership and Carter Validus Advisors II, LLC, or our Advisor, is the special limited partner of the Operating Partnership. As of December 31, 2018, we owned 62 real estate investments, consisting of 85 properties, comprising approximately 5,815,000 rentable square feet of single-tenant and multi-tenant commercial space located in 42 metropolitan statistical areas, or MSAs, and one micropolitan statistical area, or µSA. As of December 31, 2018, the rentable space of these real estate investments was 97.6% leased.

We commenced our initial public offering of $2,350,000,000 of shares of our common stock, or our Initial Offering, consisting of $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, or DRIP, on May 29, 2014. We ceased offering shares of common stock pursuant to our Initial Offering on November 24, 2017. At the completion of our Initial Offering, we had accepted investors subscriptions for and issued approximately 125,095,000 shares of Class A, Class I and Class T common stock, including shares of common stock issued pursuant to our DRIP, resulting in gross proceeds of $1,223,803,000, before selling commissions and dealer manager fees of approximately $91,503,000.

On October 13, 2017, we registered 10,893,246 shares of common stock under the DRIP pursuant to a registration statement on Form S-3, or the DRIP Registration Statement, for a price per share of $9.18 per Class A share, Class I share and Class T share for a proposed maximum offering price of $100,000,000 in shares of common stock, or the DRIP Offering. The DRIP Registration Statement was automatically effective with the SEC upon filing and we commenced offering shares of common stock pursuant to the DRIP Registration Statement on December 1, 2017. On December 6, 2017, we filed a post-effective amendment to our DRIP Registration Statement to register shares of Class T2 common stock at $9.18 per share. On September 27, 2018, our board of directors established an updated Estimated Per Share NAV (as defined below) of $9.25. Therefore, effective October 1, 2018, shares of each class of common stock are offered pursuant the DRIP Offering for a price per share of $9.25.

On November 27, 2017, we commenced our follow-on offering of up to $1,000,000,000 in shares of Class A common stock, Class I common stock, and Class T common stock, or our Offering, and collectively with our Initial Offering and the DRIP Offering, our Offerings. We ceased offering shares of Class T common stock in our Offering and began offering shares of Class T2 common stock in our Offering on March 15, 2018. We ceased offering shares of common stock pursuant to our Offering on November 27, 2018. At the completion of our Offering, we had accepted investors’ subscriptions for and issued approximately 13,491,000 shares of Class A, Class I, Class T and Class T2 common stock resulting in gross proceeds of $129,308,000.

As of December 31, 2018, we had accepted investors’ subscriptions for and issued approximately 143,390,000 shares of Class A, Class I, Class T and Class T2 common stock in our Offerings, resulting in receipt of gross proceeds of approximately $1,397,181,000, before share repurchases of $63,814,000, selling commissions and dealer manager fees of approximately $96,734,000 and other offering costs of approximately $27,000,000.

On September 29, 2016, our board of directors established an estimated per share net asset value, or NAV, of $9.07 as of June 30, 2016, of each of our Class A common stock and Class T common stock, or the 2016

Estimated Per Share NAV. On September 28, 2017, our board of directors established an estimated per share net asset value of $9.18 as of June 30, 2017, of each of our Class A common stock, Class I common stock and Class T common stock, or the 2017 Estimated Per Share NAV. On September 27, 2018, our board of directors established an updated estimated per share NAV of $9.25 as of June 30, 2018, of each of our Class A common stock, Class I common stock, Class T common stock and Class T2 common stock, or the Estimated Per Share NAV.

From October 1, 2016 through October 1, 2017, we offered shares of our Class A common stock, Class I common stock and Class T common stock in the Initial Offering at the per share prices of $10.078, $9.649, and $9.162, respectively, which were based on the 2016 Estimated Per Share NAV and any applicable upfront selling commissions and dealer manager fees. Effective October 1, 2016, we offered shares of Class A common stock and Class T common stock pursuant to our DRIP at the per share prices of $9.574 and $9.167, however, effective with purchases pursuant to our DRIP on January 1, 2017, all share classes were offered pursuant to our DRIP at a per share price of $9.07. From October 1, 2017 through September 28, 2018, we offered shares of our Class A common stock, Class I common stock and Class T common stock in the Initial Offering and Offering at the per share price of $10.200, $9.273, and $9.766, respectively, which were based on the 2017 Estimated Per Share NAV and any applicable upfront selling commissions and dealer manager fees, and offered all share classes pursuant to our DRIP at $9.18 per share. From October 1, 2018 through the termination of our Offering, we offered shares of our Class A common stock, Class I common stock, and Class T2 common stock in the Offering at the per share price of $10.278, $9.343 and $9.788, respectively, which were based on the Estimated Per Share NAV and any applicable upfront selling commissions and dealer manager fees. Effective October 1, 2018, we are offering shares of Class A, Class I, Class T and Class T2 common stock pursuant to our DRIP at $9.25 per share. The Estimated Per Share NAV is not subject to audit by our independent registered public accounting firm. We intend to publish an updated estimated per share NAV on at least an annual basis.

Substantially all of our business is managed by our Advisor. Carter Validus Real Estate Management Services II, LLC, an affiliate of our Advisor, or our Property Manager, serves as our property manager. SC Distributors, LLC, an affiliate of our Advisor, or our Dealer Manager, served as the dealer manager of our Initial Offering and our Offering. The Dealer Manager has received, and will continue to receive, fees for services related to our Initial Offering and our Offering. Our Advisor and Property Manager have received and will continue to receive fees for services related to our acquisition and operational stages. The Advisor also may receive fees during a liquidation stage.

We were formed to invest primarily in quality income-producing commercial real estate, with a focus on data centers and healthcare properties, preferably with long-term net leases to creditworthy tenants, as well as to make other real estate investments that relate to such property types. Other real estate investments may include equity or debt interests, including securities, in other real estate entities. We also may originate or invest in real estate-related debt.

Except as the context otherwise requires, “we,” “our,” “us,” and the “Company” refer to Carter Validus Mission Critical REIT II, Inc., our Operating Partnership and all wholly-owned subsidiaries.

Key Developments during 2018 and Subsequent

•

Effective April 10, 2018, John E. Carter resigned as our Chief Executive Officer. Mr. Carter remains the Chairman of our board of directors. In connection with Mr. Carter’s resignation, our board of directors appointed Michael A. Seton to serve as our Chief Executive Officer, effective April 10, 2018. Mr. Seton continues to serve as our President.

•

On July 24, 2018, our board of directors increased its size from five to seven directors and elected Mr. Seton and Roger Pratt as directors to fill the newly created vacancies on the board, effective immediately. Our board of directors determined that Mr. Pratt is an independent director. With the election of Messrs. Seton and Pratt, our board of directors now consists of seven members, four of whom are independent directors. Our board of directors also appointed Mr. Pratt to serve on the audit committee of the board of directors.

•

On September 13, 2018, Lisa A. Drummond retired as our Chief Operating Officer and Secretary, effective immediately. Our board of directors elected Todd M. Sakow as our Chief Operating Officer and Secretary, effective September 13, 2018. Mr. Sakow resigned as our Chief Financial Officer and Treasurer, effective September 13, 2018. Our board of directors appointed Kay C. Neely to serve as our Chief Financial Officer and Treasurer, effective September 13, 2018.

•	On September 27, 2018, our board of directors established the Estimated Per Share NAV of $9.25.

•	On November 27, 2018, we terminated our Offering. We raised gross offering proceeds of approximately $129,308,000 in our Offering.

•

During the year ended December 31, 2018, our board of directors approved and adopted the Fourth Amended and Restated Share Repurchase Program, which became effective on August 29, 2018. The Fourth Amended and Restated Share Repurchase Program provides, among other things, that we will repurchase shares on a quarterly, instead of monthly basis. Subsequently, our board of directors approved and adopted the Fifth Amended and Restated Share Repurchase Program to clarify the definition of the “Repurchase Date.” See Part II, Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” for more information.

•

During the year ended December 31, 2018, we repurchased 4,700,554 Class A shares, Class I shares and Class T shares of common stock (4,117,566 Class A shares, 71,180 Class I shares and 511,808 Class T shares), or 3.80% of shares outstanding as of December 31, 2017, for an aggregate purchase price of approximately $43,230,000 (an average of $9.20 per share).

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During the year ended December 31, 2018, our Operating Partnership and certain of our subsidiaries entered into the Third Amended and Restated Credit Agreement to add seven new lenders and to increase the maximum commitments available under the secured credit facility from $425,000,000 to an aggregate of up to $700,000,000, consisting of a $450,000,000 revolving line of credit, with a maturity date of April 27, 2022, subject to our Operating Partnership’s right for one, 12-month extension period, and a $250,000,000 term loan, with a maturity date of April 27, 2023.

•	During the year ended December 31, 2018, we increased the borrowing base availability under the secured credit facility by $142,468,000 by adding 16 properties to the aggregate pool availability.

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During the year ended December 31, 2018, we purchased nine real estate investments, consisting of 15 properties, comprising approximately 578,000 of gross rental square feet for an aggregate purchase price of approximately $217,332,000.

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As of March 18, 2019, we, through our wholly-owned subsidiaries, owned 62 real estate investments, consisting of 85 properties, for an aggregate purchase price of $1,828,418,000 and comprising of approximately 5,815,000 gross rental square feet of commercial space.

•	As of March 18, 2019, we had a $365,000,000 outstanding principal balance under the secured credit facility.

Our principal executive offices are located at 4890 West Kennedy Blvd., Suite 650, Tampa, Florida 33609. Our telephone number is (813) 287-0101.

Investment Objectives and Policies

Our primary investment objectives are to:

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acquire well-maintained and strategically-located, quality, mission critical real estate investments in high-growth sectors of the U.S. economy, including the data center and healthcare sectors, which provide current cash flow from operations;

•	pay regular cash distributions to stockholders;

•	preserve, protect and return capital contributions to stockholders;

•	realize appreciated growth in the value of our investments upon the sale of such investments in whole or in part; and

•	be prudent, patient and deliberate with respect to the purchase and sale of our investments considering current and future real estate markets.

We cannot assure stockholders that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Advisor has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets, subject to the approval of our board of directors. Our board of directors may revise our investment objectives and policies if it determines it is advisable and in the best interest of our stockholders.

Investment Strategy

Primary Investment Focus

There is no limitation on the number, size or type of properties we may acquire or the percentage of net proceeds from our Offerings that may be invested in a single investment. We intend to focus our investment activities on acquiring mission critical net-leased properties, preferably with long-term leases, to creditworthy tenants that are primarily in the data center and healthcare sectors. We expect that most of our properties will continue to be located throughout the continental United States; however, we may purchase properties in other jurisdictions. We may also invest in real estate-related debt and securities that meet our investment strategy and return criteria, provided that we do not intend for such investments to constitute a significant portion of our assets, and we will evaluate our assets to ensure that any such investments do not cause us to fail to lose our REIT status, cause us or any of our subsidiaries to be an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act, or cause our Advisor to have assets under management that would require our Advisor to register as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act. We expect the sizes of individual properties that we purchase to vary significantly, but we expect most of the properties we acquire are likely to have a purchase price between $5,000,000 and $200,000,000. The number and mix of properties and other real estate-related investments comprising our portfolio will depend upon real estate market conditions and other circumstances existing at the time we acquire the properties and other real estate-related investments.

Investing in Real Property

Our Advisor uses the following criteria to evaluate potential investment opportunities:

•	“mission critical” (as defined below) to the business operations of the tenant;

•	leased to creditworthy and investment grade tenants, preferably on a net-leased basis;

•	long-term leases, preferably with terms of six years or longer, which typically include annual or periodic fixed rental increases; and

•	located in geographically diverse, established markets with superior access and visibility.

We believe that net-leased properties, as generally compared to properties with other lease structures, offer a distinct investment advantage since such properties typically provide more stable and predictable returns to the property owner, require less operating capital and have less recurring tenant turnover. Further, since we intend to acquire properties that are geographically diverse, we expect to minimize the potential adverse impact of economic slowdowns or downturns in specific geographic markets. We believe that a portfolio consisting of freestanding, single-tenant and multi-tenant mission critical properties that are long-term net-leased to creditworthy tenants will enhance our liquidity opportunities for investors by making the sale of individual properties, multiple properties or our investment portfolio as a whole attractive to institutional investors and by making a potential listing of our shares attractive to the public investment community.

We consider “mission critical” properties as those properties that are essential to the successful operations of the companies within the industries in which such companies operate.

As determined appropriate by our Advisor, we may acquire properties in various stages of development or that require substantial refurbishment or renovation. Our Advisor will make this determination based upon a variety of factors, including the available risk-adjusted returns for such properties when compared with other available properties, the effect such properties would have on the diversification of our portfolio, and our investment objectives of realizing both current income and capital appreciation upon the sale of such properties.

To the extent feasible, we will continue to seek to achieve a well-balanced portfolio of real estate investments that is diversified by geographic location, age and lease maturities. We also will focus on acquiring properties in the high-growth data center and healthcare sectors. We expect that tenants of our properties will be diversified between national, regional and local companies. We generally target properties with lease terms of six years or longer. We may acquire properties with shorter lease terms if the property is in an attractive location, is difficult to replace, or has other significant favorable attributes. We expect that these investments will provide long-term value by virtue of their size, location, quality and condition, and lease characteristics.

Many data center and healthcare companies are currently entering into sale-leaseback transactions as a strategy for applying capital to their core operating businesses that would otherwise be invested in their real estate holdings. We believe that our investment strategy will enable us to take advantage of this trend and companies’ increased emphasis on core business operations and competence, in today’s competitive corporate environment, as many of these companies attempt to divest of their real estate assets.

We have incurred, and intend to continue to incur, debt to acquire properties when our board of directors determines that incurring such debt is in our best interest. In addition, from time to time, we may acquire certain properties without financing and later incur debt on such properties if favorable financing terms are available. We would use the proceeds from these loans to acquire additional properties and other real estate-related investments. We intend to limit our aggregate borrowings to 50% of the fair market value of our assets (calculated as of the close of our Offering and once we have invested substantially all the net proceeds of our Offering), unless excess borrowing is approved by a majority of our board of directors, including a majority of our independent directors.

We believe that our investment focus may present lower investment risks and greater stability to investors than other sectors of today’s commercial real estate market, such as the office and multifamily property sectors. By acquiring a large number of mission critical properties, we believe that lower-than-expected results of operations from one or a few investments will have a less significant effect on our ability to realize our investment objectives than an alternative strategy in which fewer or different properties are acquired.

Creditworthy Tenants

In evaluating potential property acquisitions, we apply credit underwriting criteria to the existing tenants of such properties. Similarly, we will apply credit underwriting criteria to possible new tenants when we are re-leasing properties in our portfolio (to the extent applicable). We expect many of the tenants of our properties to be creditworthy national or regional companies with high net worth and high operating income.

A tenant is considered creditworthy if it has a financial profile that our Advisor believes meets our criteria. In evaluating the creditworthiness of a tenant or prospective tenant, our Advisor will not use specific quantifiable standards, but will consider many factors, including, but not limited to, the proposed terms of the property acquisition, the financial condition of the tenant and/or guarantor, the operating history of the property with the tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and the lease length and other lease terms at the time of the property acquisition.

We monitor the credit of our tenants to stay abreast of any material changes in credit quality. We monitor tenant credit by (1) reviewing the credit ratings of tenants (or their parent companies) that are rated by nationally recognized rating agencies, (2) reviewing financial statements that are publicly available or that are required to be delivered to us under the applicable lease, (3) monitoring news reports and other available information regarding our tenants and their underlying businesses, (4) monitoring the timeliness of rent collections, and (5) conducting periodic inspections of our properties to ascertain proper maintenance, repair and upkeep. As of December 31, 2018, we have not identified any material change in any of our significant tenants’ credit quality.

Description of Leases

We acquire properties subject to existing tenant leases. When spaces in properties become vacant, existing leases expire, or we acquire properties under development or requiring substantial refurbishment or renovation, we anticipate entering into net leases. Net leases typically require tenants to pay, in addition to a fixed rental, all or a majority of the costs relating to the three broad expense categories of real estate taxes (including special assessments and sales and use taxes), insurance and common area maintenance (including repair and maintenance, utilities, cleaning and other operating expenses related to the property), excluding the roof and structure of the property. Generally, the leases require each tenant to procure, at its own expense, commercial general liability insurance, as well as property insurance covering the building for the full replacement value and naming the ownership entity and the lender, if applicable, as the additional insured on the policy. As a precautionary measure, we may obtain, to the extent available, secondary liability insurance, as well as loss of rents insurance. Tenants will be required to provide proof of insurance by furnishing a certificate of insurance to our Advisor on an annual basis. With respect to multi-tenant properties, we expect to have a variety of lease arrangements with the tenants of these properties. Since each lease is an individually negotiated contract between two or more parties, each lease will have different obligations of both the landlord and tenant. Many large national tenants have standard lease forms that generally do not vary from property to property. We will have limited ability to revise the terms of leases to those tenants. We expect that multi-tenant properties may be subject to “gross” or “modified gross” leases. “Gross” leases require the tenant to pay a fixed rental amount inclusive of all of the tenant’s operating expenses. Any operating expenses not covered by the tenant’s rental amount are the responsibility of the landlord (including any operating expense increases in subsequent years). “Modified gross” leases typically require the tenant to pay, in addition to a fixed rental, a portion of the operating expenses of the property.

A majority of our acquisitions generally have lease terms of six years or longer at the time of the property acquisition. As of December 31, 2018, the weighted average remaining lease term of our properties was 9.7 years. We have acquired and may continue to acquire properties under which the lease term is in progress and has a partial term remaining. We also may acquire properties with shorter lease terms if the property is in an attractive location, difficult to replace, or has other significant favorable real estate attributes. Under most commercial leases, tenants are obligated to pay a predetermined annual base rent. Some of the leases also will contain provisions that increase the amount of base rent payable at points during the lease term. In general, we will not permit leases to be assigned or subleased without our prior written consent. If we do consent to an assignment or sublease, the original tenant will generally remain fully liable under the lease unless we release that tenant from its obligations under the lease.

Investment Decisions

Our Advisor may purchase on our account, without the specific prior approval of our board of directors, properties with a purchase price of less than $15,000,000, so long as the investment in the property would not, if consummated, violate our investment guidelines or any restrictions on indebtedness and the consideration to be paid for such properties does not exceed the fair market value of such properties. Where the purchase price is equal to or greater than $15,000,000, investment decisions will be made by our board of directors upon the recommendation of our Advisor.

In evaluating and presenting investments for approval, our Advisor, to the extent such information is available, considers and provides to our board of directors, with respect to each property, the following:

•	proposed purchase price, terms and conditions;

•	physical condition, age, curb appeal and environmental reports;

•	location, visibility and access;

•	historical financial performance;

•	tenant rent roll and tenant creditworthiness;

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lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal, expansion, termination, purchase options, exclusive and permitted uses provisions, assignment and sublease provisions, and co-tenancy requirements;

•	local market economic conditions, demographics and population growth patterns;

•	neighboring properties; and

•	potential for new property construction in the area.

Investing in and Originating Loans

We may originate or acquire real estate loans. Our criteria for investing in loans are substantially the same as those involved in our investment in properties. We may originate or invest in real estate loans (including, but not limited to, investments in first, second and third mortgage loans, wraparound mortgage loans, construction mortgage loans on real property, preferred equity loans, and loans on leasehold interest mortgages). We also may invest in mortgage, bridge or mezzanine loans. Further, we may invest in unsecured loans or loans secured by assets other than real estate; however, we will not make unsecured loans or loans not secured by mortgages unless such loans are approved by a majority of our independent directors. A bridge loan is short-term financing for an individual or business until permanent or the next stage of financing can be obtained. A mezzanine loan is a loan made in respect of certain real property that is secured by a lien on the ownership interests of the entity that, directly or indirectly, owns the real property. These loans would be subordinate to the mortgage loans directly on the underlying property.

Our underwriting process typically involves comprehensive financial, structural, operational and legal due diligence. We do not require an appraisal of the underlying property from a certified independent appraiser for an investment in mortgage, bridge or mezzanine loans, except for investments in transactions with our directors, our Advisor or any of their affiliates. For each such appraisal obtained, we will maintain a copy of such appraisal in our records for at least five years and will make it available during normal business hours for inspection and duplication by any stockholder at such stockholder’s expense. In addition, we will seek to obtain a customary lender’s title insurance policy or commitment as to the priority of the mortgage or condition of the title.

We will not make or invest in mortgage, bridge or mezzanine loans on any one property if the aggregate amount of all mortgage, bridge or mezzanine loans outstanding on the property, including our borrowings, would exceed an amount equal to 85% of the appraised value of the property, as determined by our board of directors, including a majority of our independent directors, unless substantial justification exists, as determined by our board of directors, including a majority of our independent directors. Our board of directors may find such justification in connection with the purchase of mortgage, bridge or mezzanine loans in cases in which it believes there is a high probability of our foreclosure upon the property or we intend to foreclose upon the property in order to acquire the underlying assets and, in respect of transactions with our affiliates, in which the cost of the mortgage loan investment does not exceed the appraised value of the underlying property.

When evaluating prospective investments in and originations of real estate loans, our management and our Advisor will consider factors such as the following:

•	the ratio of the total amount of debt secured by property to the value of the property by which it is secured;

•	the amount of existing debt on the property and the priority of that debt relative to our proposed investment;

•	the property’s potential for capital appreciation;

•	expected levels of rental and occupancy rates;

•	current and projected cash flow of the property;

•	the degree of liquidity of the investment;

•	the geographic location of the property;

•	the condition and use of the property;

•	the quality, experience and creditworthiness of the borrower;

•	general economic conditions in the area where the property is located; and

•	any other factors that our Advisor believes are relevant.

We may originate loans from mortgage brokers or personal solicitations of suitable borrowers, or we may purchase existing loans that were originated by other lenders. Our Advisor will evaluate all potential loan investments to determine if the term of the loan, the security for the loan and the loan-to-value ratio meet our investment criteria and objectives. An officer, director, agent or employee of our Advisor will inspect the property securing the loan, if any, during the loan approval process. We do not expect to make or invest in mortgage or mezzanine loans with a maturity of more than ten years from the date of our investment, and anticipate that most loans will have a term of five years. We do not expect to make or invest in bridge loans with a maturity of more than one year (with the right to extend the term for an additional one year) from the date of our investment. Most loans that we will consider for investment would provide for monthly payments of interest and some also may provide for principal amortization, although many loans of the nature that we will consider provide for payments of interest only and a payment of principal in full at the end of the loan term. We will not originate loans with negative amortization provisions.

Investing in Real Estate Securities

We may invest in non-majority owned securities of both publicly-traded and private companies primarily engaged in real estate businesses, including REITs and other real estate operating companies, and securities issued by pass-through entities of which substantially all of the assets consist of qualifying assets or real estate-related assets. We may purchase the common stock, preferred stock, debt, or other securities of these entities or options to acquire such securities. However, any investment in equity securities (including any preferred equity securities) must be approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction, as being fair, competitive and commercially reasonable.

Acquisition Structure

We have and expect to continue to acquire fee interests in properties (a fee interest is the absolute, legal possession and ownership of land, property, or rights), although other methods of acquiring a property may be utilized if we deem them to be advantageous. Our focus is on acquiring commercial real estate predominantly in the data center and healthcare sectors, but we also may acquire other real property types, including office, industrial and retail properties.

To achieve our investment objectives, and to further diversify our portfolio, we have invested and will continue to invest in properties using a number of acquisition structures, which include direct and indirect acquisitions, joint ventures, leveraged investments, issuing units in our Operating Partnership in exchange for properties and making mortgages or other loans secured by the same types of properties which we may acquire. Further, our Advisor and its affiliates may purchase properties in their own name, assume loans in connection with the purchase or loan and temporarily hold title to the properties for the purpose of facilitating acquisition or financing by us or any other purpose related to our business.

Joint Ventures

We may enter into joint ventures, partnerships and other co-ownership partnerships for the purpose of making investments. Some of the potential reasons to enter into a joint venture would be to acquire assets we could not otherwise acquire, to reduce our capital commitment to a particular asset, or to benefit from certain expertise a partner might have. In determining whether to invest in a particular joint venture, we evaluate the assets of the joint venture under the same criteria described elsewhere in this Annual Report on Form 10-K for the selection of our investments. In the case of a joint venture, we also evaluate the terms of the joint venture as well as the financial condition, operating capabilities and integrity of our partner or partners. We may enter into joint ventures with our directors and our Advisor (or its affiliates) only if a majority of our board of directors, including a majority of our independent directors, not otherwise interested in the transaction, approves the transaction as being fair and reasonable to us and on substantially the same terms and conditions as those received by the other joint venturers.

We may enter into joint ventures in which we have a right of first refusal to purchase the co-venturer’s interest in the joint venture if the co-venturer elects to sell such interest. If the co-venturer elects to sell property held in any such joint venture, however, we may not have sufficient funds to exercise our right of first refusal to buy the other co-venturer’s interest in the property held by the joint venture. If any joint venture with an affiliated entity holds interests in more than one property, the interest in each such property may be specially allocated based upon the respective proportion of funds invested by each co-venturer in each such property.

International Investments

We intend to primarily invest in real estate located in the United States; however, we may also invest in assets located outside of the United States. While we do not have specific locations identified, we could invest in real estate located in North America or Europe, or such other location as determined by our board of directors.

Disposition Policy

We intend to hold each asset we acquire for an extended period of time, generally five to seven years, or for the life of the Company. However, circumstances may arise that could result in the earlier sale of some assets. The determination of whether an asset will be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing economic conditions, specific real estate market conditions, tax implications for our stockholders, and other factors. The requirements for qualification as a REIT for federal income tax purposes also will put some limits on our ability to sell assets after short holding periods.

The determination of whether a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing economic conditions, specific real estate market circumstances, and current tenant creditworthiness, with a view to achieving maximum capital appreciation. We cannot assure stockholders that this objective will be realized. The sale price of a property that is net-leased will be determined in large part by the amount of rent payable under the lease and the capitalization rate applied to that rent. If a tenant has a repurchase option at a formula price, we may be limited in realizing any appreciation. In connection with our sales of properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale. The terms of payment will be affected by custom in the area in which the property being sold is located and the then-prevailing economic conditions.

Qualification as a REIT

We elected, and currently qualify, to be taxed as a REIT under Sections 856 through 860 of the Code commencing with the taxable year ended December 31, 2014. To maintain our qualification as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90.0% of our REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gain, to our stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders.

If we fail to maintain our qualification as a REIT in any taxable year, we would then be subject to federal income taxes on our taxable income at regular corporate rates and would not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could have a material adverse effect on our net income and net cash available for distribution to our stockholders.

Distribution Policy

The amount of distributions we pay to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for payment of distributions, our financial condition, capital expenditure requirements, annual distribution requirements needed to maintain our status as a REIT under the Code and restrictions imposed by our organizational documents and Maryland law.

We currently pay, and intend to continue to pay, monthly distributions to our stockholders. We currently calculate our monthly distributions on a daily record and declaration date. Therefore, new investors will be entitled to distributions immediately upon the purchase of their shares. Because all of our operations are performed indirectly through our Operating Partnership, our ability to continue to pay distributions depends on our Operating Partnership’s ability to pay distributions to its partners, including to us. If we do not have enough cash from operations to fund distributions, we may borrow, issue additional securities or sell assets in order to fund distributions, or make distributions out of net proceeds from our Offerings. We have paid, and may continue to pay, distributions from sources other than from our cash flows from operations. Subject to certain limited exceptions, there is no limit to the amount of distributions that we may pay from Offering proceeds.

In accordance with our organizational documents and Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; (2) cause our total assets to be less than the sum of our total liabilities plus senior liquidation preferences, if any; or (3) jeopardize our ability to maintain our qualification as a REIT.

To the extent that distributions to our stockholders are paid out of our current or accumulated earnings and profits, such distributions are taxable as ordinary income. To the extent that our distributions exceed our current and accumulated earnings and profits, such amounts constitute a return of capital to our stockholders for federal income tax purposes, to the extent of their basis in their stock, and thereafter will constitute capital gain. All or a portion of a distribution to stockholders may be paid from net offering proceeds and thus, will constitute a return of capital to our stockholders.

See Part II, Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Distributions,” for further discussion on distribution rates approved by our board of directors.

Financing Strategies and Policies

We believe that utilizing borrowing is consistent with our investment objectives and has the potential to maximize returns to our stockholders. Financing for acquisitions and investments may be obtained at the time an asset is acquired or an investment is made or at a later time. In addition, debt financing may be used from time to time for property improvements, tenant improvements, leasing commissions and other working capital needs. The form of our indebtedness will vary and could be long-term or short-term, secured or unsecured, or fixed-rate or floating rate. We will not enter into interest rate swaps or caps, or similar hedging transactions or derivative arrangements for speculative purposes, but may do so in order to manage or mitigate our interest rate risk on variable rate debt.

We will not borrow from our Advisor, any member of our board of directors, or any of their affiliates unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction, approves the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties.

Conflicts of Interest

We are subject to various conflicts of interest arising out of our relationship with our Advisor, and its affiliates, including conflicts related to the arrangements pursuant to which our Advisor and its affiliates will be compensated by us. Our agreements and compensation arrangements with our Advisor and its affiliates were not determined by arm’s-length negotiations. Some of the potential conflicts of interest in our transactions with our Advisor and its affiliates, and the limitations on our Advisor adopted to address these conflicts, are described below.

Our Advisor and its affiliates try to balance our interests with their duties to other programs. However, to the extent that our Advisor or its affiliates take actions that are more favorable to other entities than to us, these actions could have a negative impact on our financial performance and, consequently, on distributions to our stockholders and the value of our stock. In addition, our directors and officers and certain of our stockholders may engage, for their own account, in business activities of the types conducted or to be conducted by our subsidiaries and us.

Our independent directors have an obligation to function on our behalf in all situations in which a conflict of interest may arise, and all of our directors have a fiduciary obligation to act on behalf of our stockholders.

Interests in Other Real Estate Programs

Affiliates of our Advisor act as executive officers of our Advisor and as directors and/or officers of Carter Validus Mission Critical REIT, Inc., which is the other publicly registered, non-traded REIT currently managed by affiliates of our Advisor. Affiliates of our officers and entities owned or managed by such affiliates may acquire or develop real estate for their own accounts, and have done so in the past. Furthermore, affiliates of our officers and entities owned or managed by such affiliates have formed and may form, additional real estate investment entities in the future, whether public or private, which may have the same investment objectives and policies as we do and which may be involved in the same geographic area, and such persons may be engaged in sponsoring one or more of such entities. Our Advisor, its affiliates and affiliates of our officers are not obligated to present to us any particular investment opportunity that comes to their attention, unless such opportunity is of a character that might be suitable for investment by us. Our Advisor and its affiliates likely will experience conflicts of interest as they simultaneously perform services for us and other affiliated real estate programs.

Any affiliated entity, whether or not currently existing, could compete with us in the sale or operation of the properties. We will seek to achieve any operating efficiencies or similar savings that may result from affiliated management of competitive properties. However, to the extent that affiliates own or acquire a property that is adjacent, or in close proximity, to a property we own, our property may compete with the affiliate’s property for tenants or purchasers.

Every transaction that we enter into with our Advisor or its affiliates is subject to an inherent conflict of interest. Our board of directors may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and our Advisor or any of its affiliates.

Other Activities of Our Advisor and Its Affiliates

We rely on our Advisor for the day-to-day operation of our business. As a result of the interests of members of its management in other programs sponsored by affiliates of our Advisor and the fact that they also are engaged, and will continue to engage, in other business activities, our Advisor and its affiliates have conflicts of interest in allocating their time between us and other programs sponsored by affiliates of our Advisor and other activities in which they are involved. However, our Advisor believes that it and its affiliates have sufficient personnel to discharge fully their responsibilities to all of the programs sponsored by affiliates of our Advisor and other ventures in which they are involved.

In addition, each of our executive officers also serves as an officer of our Advisor, our Property Manager and/or other affiliated entities. As a result, these individuals owe fiduciary duties to these other entities, which may conflict with the fiduciary duties that they owe to us and our stockholders.

We may acquire properties or interests in properties from entities affiliated with our Advisor. We will not acquire any properties from entities affiliated with our Advisor unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction, determine that the transaction is fair and reasonable to us. The purchase price of any property we acquire from our Advisor, its affiliates or a director will not exceed the current appraised value of the property. In addition, the price of the property we acquire from an affiliate may not exceed the cost of the property to the affiliate, unless a majority of our directors, including a majority of our independent directors, determines that substantial justification for the excess exists and the excess is reasonable. As of December 31, 2018, we had not purchased any properties from our Advisor, its affiliates or any directors.

Competition in Acquiring, Leasing and Operating of Properties

Conflicts of interest will exist to the extent that we may acquire, or seek to acquire, properties in the same geographic areas where properties owned by Carter Validus Mission Critical REIT, Inc., the other publicly registered, non-traded REIT offered, distributed and/or managed by affiliates of our Advisor, or any other programs which may be sponsored by affiliates of our Advisor, are located. In such a case, a conflict could arise in the acquisition or leasing of properties if we and another program sponsored by affiliates of our Advisor were to compete for the same properties or tenants in negotiating leases, or a conflict could arise in connection with the resale of properties if we and another program sponsored by affiliates of our Advisor were to attempt to sell similar properties at the same time. Conflicts of interest also may exist at such time as we or our affiliates, managing properties on our behalf, seek to employ developers, contractors or building managers, as well as under other circumstances. Our Advisor will seek to reduce conflicts relating to the employment of developers, contractors or building managers by making such prospective employees aware of all such properties seeking to employ such prospective employees. In addition, our Advisor will seek to reduce conflicts that may arise with respect to properties available for sale or rent by making prospective purchasers or tenants aware of all such properties. However, these conflicts cannot be fully avoided in that there may be established differing compensation arrangements for employees at different properties or differing terms for resales or leasing of the various properties.

Affiliated Property Manager

The properties we acquire are managed and leased by our Property Manager, which is an affiliate of our Advisor, pursuant to a property management and leasing agreement. Our Property Manager is affiliated with the property managers an affiliated real estate programs, which may be in competition with our properties. Management fees paid to our Property Manager are based on a percentage of the rental income received by the managed properties.

Joint Ventures with Affiliates of Our Advisor

We may enter into joint ventures with other programs sponsored by affiliates of our Advisor (as well as other parties) for the acquisition, development or improvement of properties. We will not enter into a joint venture with our Sponsor, our Advisor, any director or any affiliate thereof, unless a majority of our directors, including a majority of our independent directors, not otherwise interested in such transaction, approve the transaction as being fair and reasonable to us and on substantially the same terms and conditions as those received by the other joint ventures. Our Advisor and its affiliates may have conflicts of interest in determining which programs sponsored by affiliates of our Advisor should enter into any particular joint venture agreement. The co-venturer may have economic or business interests or goals that are or that may become inconsistent with our business interests or goals. In addition, should any such joint venture be consummated, our Advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the co-venturer and in managing the joint venture. Since our Advisor and its affiliates will control both us and any affiliated co-venturer, agreements and transactions between the co-venturers with respect to any such joint venture will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers.

Receipt of Fees and Other Compensation by Our Advisor and Its Affiliates

A transaction involving the purchase and sale of properties may result in the receipt of commissions, fees and other compensation by our Advisor and its affiliates, including acquisition and advisory fees, property management and leasing fees, disposition fees, brokerage commissions and participation in net sale proceeds. Subject to oversight by our board of directors, our Advisor will have considerable discretion with respect to all decisions relating to the terms and timing of all transactions. Therefore, our Advisor may have conflicts of interest concerning certain actions taken on our behalf, particularly due to the fact that such fees generally will be payable to our Advisor and its affiliates regardless of the quality of the properties acquired or the services provided to us.

Employees

We have no direct employees. The employees of our Advisor and its affiliates provide services for us related to acquisition, property management, asset management, accounting, investor relations, and all other administrative services.

We are dependent on our Advisor and its affiliates for services that are essential to us, including asset acquisition decisions, property management and other general administrative responsibilities. In the event that these companies are unable to provide these services to us, we would be required to obtain such services from other sources.

Reportable Segments

We operate through two reportable business segments – commercial real estate investments in data centers and healthcare. See Note 11—“Segment Reporting” to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

Insurance

See the section captioned “—Description of Leases” above.

Competition

As we continue to purchase properties for our portfolio, we are in competition with other potential buyers for the same properties, and may have to pay more to purchase the property than if there were no other potential acquirers or we may have to locate another property that meets our investment criteria. Although we generally acquire properties subject to existing leases, the leasing of real estate is highly competitive in the current market, and we may experience competition for tenants from owners and managers of competing projects. As a result, we may have to provide free rent, incur charges for tenant improvements, or offer other inducements, or we might not be able to timely lease the space, all of which may have an adverse impact on our results of operations. At the time we elect to dispose of our properties, we will also be in competition with sellers of similar properties to locate suitable purchasers for our properties.

Concentration of Credit Risk and Significant Leases

As of December 31, 2018, we had cash on deposit, including restricted cash and escrowed funds, in certain financial institutions that had deposits in excess of current federally insured levels. We limit cash investments to financial institutions with high credit standing; therefore, we believe we are not exposed to any significant credit risk on our cash deposits. To date, we have not experienced any loss of or lack of access to cash in our accounts.

The following table shows the segment diversification of our real estate properties based on revenue as of December 31, 2018:

Industry	Total Number of Leases	Leased Sq Ft	2018 Revenue (in thousands) (1)	Percentage of 2018 Revenue
Data Centers	60	3,171,436	$103,226	58.2%
Healthcare	96	2,501,307	74,106	41.8%

	156	5,672,743	$177,332	100.0%

(1)	Revenue is based on the total revenue recognized and reported in the accompanying consolidated statements of comprehensive income.

Based on leases of our properties in effect as of December 31, 2018, the following table shows the geographic diversification of our real estate properties that accounted for 10% or more of our revenue as of December 31, 2018:

Location	Total Number of Leases	Leased Sq Ft	2018 Revenue (in thousands) (1)	Percentage of 2018 Revenue
Atlanta-Sandy Springs-Roswell, GA	30	985,536	$29,858	16.8%
Houston-The Woodlands-Sugar Land, TX	7	307,024	16,915	10.0%

	37	1,292,560	$46,773	26.8%

(1)	Revenue is based on the total revenue recognized and reported in the accompanying consolidated statements of comprehensive income.

As of December 31, 2018, we had no exposure to tenant concentration that accounted for 10.0% or more of revenue for the year ended December 31, 2018.

Environmental Matters

All real properties and the operations conducted on real properties are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. In connection with ownership and operation of real estate, we may be potentially liable for costs and damages related to environmental matters.

We intend to take commercially reasonable steps to protect ourselves from the impact of these laws, including obtaining environmental assessments of all properties that we acquire. We also carry environmental liability insurance on our properties, which provides coverage for pollution liability, for third-party bodily injury and property damage claims.

Available Information

We electronically file our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports with the SEC. We have also filed our Registration Statement on Form S-11, amendments to our Registration Statement and supplements to our prospectus in connection with our Offerings with the SEC. Copies of our filings with the SEC may be obtained from the SEC’s website, http://www.sec.gov. Access to these filings is free of charge. In addition, we make such materials that are electronically filed with the SEC available at www.cvmissioncriticalreit2.com as soon as reasonably practicable. They are also available for printing by any stockholder upon request.

Item 1A. Risk Factors.

The factors described below represent our principal risks. Other factors may exist that we do not consider to be significant based on information that is currently available or that we are not currently able to anticipate.

Risks Related to an Investment in Carter Validus Mission Critical REIT II, Inc.

The prior performance of real estate investment programs sponsored by affiliates of our Advisor may not be an indication of our future results.

Our stockholders should not rely upon the past performance of other real estate investment programs sponsored by affiliates of our Advisor to predict our future results. Although members of our Advisor’s management have significant experience in the acquisition, finance, management and development of commercial real estate, the prior performance of real estate investment programs sponsored by the members of our advisor’s management team and other affiliates of our Advisor may not be indicative of our future results.

We may not succeed in achieving our goals, and our failure to do so could cause our stockholders to lose all or a portion of their investment.

We currently have not identified all of the properties we may purchase with net proceeds from our Offerings. For this and other reasons, an investment in us is speculative.

We have not identified all of the properties we will acquire with the net proceeds from our Offerings. Additionally, we will not provide stockholders with information to evaluate our investments prior to our acquisition of properties. Since we currently have not identified all of the properties we intend to purchase, our offering is considered to be a “blind pool” offering. We intend to continue to invest net offering proceeds in net-leased properties, primarily in data centers and healthcare sectors, preferably with long-term leases to creditworthy tenants located throughout the continental United States. We also may, in the discretion of our advisor, invest in other types of real estate or in entities that invest in real estate.

Our shares of common stock will not be listed on an exchange for the foreseeable future, if ever, and we are not required to provide for a liquidity event. Therefore, it may be difficult for stockholders to sell their shares and, if stockholders are able to sell their shares, they will likely sell them at a substantial discount.

There is currently no public market for our shares and there may never be one. Moreover, investors should not rely on our share repurchase program as a method to sell shares promptly because our share repurchase program includes numerous restrictions that limit stockholders’ ability to sell shares to us, and our board of directors may suspend (in whole or in part) the share repurchase program at any time, and may amend, reduce or terminate our share repurchase program upon 30 days’ prior notice to our stockholders for any reason it deems appropriate. In particular, the share repurchase program provides that we may make repurchase offers only if a stockholder has held our shares for a minimum of one year, we have sufficient funds available for repurchase, applicable quarterly share and DRIP funding limitations described in the share repurchase program have not been reached, and to the extent the total number of shares for which repurchase is requested does not exceed 5% of the number of shares of our common stock outstanding on December 31st of the previous calendar year. Our board of directors may reject any request for repurchase of shares. Therefore, it will be difficult for stockholders to sell their shares promptly or at all. If stockholders are able to sell shares, they may only be able to sell them at a substantial discount from the price they paid. Investor suitability standards imposed by certain states may also make it more difficult to sell shares to someone in those states. The shares should be purchased as a long-term investment only.

In the future, our board of directors may consider various forms of liquidity, each of which is referred to as a liquidity event, including, but not limited to: (1) dissolution and winding up our assets; (2) merger or sale of all or substantially all of our assets; or (3) the listing of shares on a national securities exchange. In the event that a liquidity event does not occur on or before the seventh anniversary of the completion or termination of our primary offering, then a majority of our board and a majority of the independent directors must either (a) adopt a resolution that sets forth a proposed amendment to the charter extending or eliminating this deadline, or the Extension Amendment, declaring that the Extension Amendment is advisable and directing that the proposed Extension Amendment be submitted for consideration at either an annual or special meeting of our stockholders, or (b) adopt a resolution that declares that a proposed liquidation of the company is advisable on substantially the terms and conditions set forth in, or referred to, in the resolution, or the Plan of Liquidation, and directing that the proposed Plan of Liquidation be submitted for consideration at either an annual or special meeting of our stockholders. If our board seeks the Extension Amendment as described above and the stockholders do not approve such amendment, then our board shall seek the Plan of Liquidation as described above. If the stockholders do not then approve the Plan of Liquidation, the company will continue its business. If our board seeks the Plan of Liquidation as described above and the stockholders do not approve the Plan of Liquidation, then our board will seek the Extension Amendment as described above. If the stockholders do not then approve the Extension Amendment, the company will continue its business. In the event that listing on a national stock exchange occurs on or before the seventh anniversary of the completion or termination of the primary offering of our initial public offering, the company will continue perpetually unless dissolved pursuant to any applicable provision of the Maryland General Corporation Law.

We may be unable to liquidate all assets. After we adopt a Plan of Liquidation, we would likely remain in existence until all our investments are liquidated. If we do not pursue a liquidity transaction, or delay such a transaction due to market conditions, shares may continue to be illiquid and stockholders may, for an indefinite period of time, be unable to convert their investment to cash easily and could suffer losses on their investment.

We may suffer from delays in locating suitable investments, which could adversely affect our ability to make distributions and the value of our stockholders’ investment.

We may suffer from delays in locating suitable investments, particularly as a result of our reliance on our Advisor at times when management of our Advisor is simultaneously seeking to locate suitable investments for other affiliated programs. Delays we encounter in the selection, acquisition and, if we develop properties, development of income-producing properties, likely would adversely affect our ability to make distributions and the value of our stockholders’ overall returns. In such event, we may pay all or a substantial portion of our distributions from the proceeds of our Offerings or from borrowings in anticipation of future cash flow, which may constitute a return of our stockholders’ capital. Distributions from the proceeds of our Offerings or from borrowings also could reduce the amount of capital we ultimately invest in properties. This, in turn, would reduce the value of our stockholders’ investment. In particular, if we acquire properties prior to the start of construction or during the early stages of construction, it typically will take at least several months to complete construction and rent available space. Therefore, our stockholders could suffer delays in the receipt of cash distributions attributable to those particular properties. If our Advisor is unable to obtain suitable investments for us, we will hold the uninvested proceeds of our Offerings in an interest-bearing account or invest such proceeds in short-term, investment-grade investments. If we cannot invest all of the proceeds from our Offerings within a reasonable amount of time, or if our board of directors determines it is in the best interests of our stockholders, we will return the uninvested proceeds to investors and our stockholders may receive less than the amount they initially invested.

The Estimated Per Share NAV of each of our Class A common stock, Class I common stock, Class T common stock and Class T2 common stock may not reflect the value that stockholders will receive for their investment.

The Estimated Per Share NAV of each of our Class A common stock, Class I common stock, Class T common stock and Class T2 common stock as of June 30, 2018, was determined by our board of directors on September 27, 2018, which we refer to collectively as our Estimated Per Share NAV.

The Estimated Per Share NAV was determined after consultation with the Advisor and Robert A. Stanger & Co, Inc., an independent third-party valuation firm, the engagement of which was approved by the Audit Committee. The Financial Industry Regulatory Authority, or FINRA, rules provide no guidance on the methodology an issuer must use to determine its estimated value per share. As with any valuation methodology, our independent valuation firm’s methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The Estimated Per Share NAV is not audited and does not represent the fair value of our assets or liabilities according to generally accepted accounting principles in the United States on America, or GAAP. Accordingly, with respect to the Estimated Per Share NAV, we can give no assurance that:

•	a stockholder would be able to resell his or her shares at the Estimated Per Share NAV;

•	a stockholder would ultimately realize distributions per share equal to the Estimated Per Share NAV upon liquidation of our assets and settlement of our liabilities or a sale of the company;

•	our shares of common stock would trade at the Estimated Per Share NAV on a national securities exchange;

•	an independent third-party appraiser or other third-party valuation firm would agree with the Estimated Per Share NAV; or

•	the methodology used to estimate our NAV per share would be acceptable to FINRA or comply with ERISA reporting requirements.

Further, the Estimated Per Share NAV is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, calculated as of June 30, 2018. The value of our shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets. We expect to engage an independent valuation firm to update the Estimated Per Share NAV at least annually.

For a full description of the methodologies used to value our assets and liabilities in connection with the calculation of the Estimated Per Share NAV, see our Current Report on Form 8-K filed with the SEC on October 1, 2018.

It may be difficult to accurately reflect material events that may impact our Estimated Per Share NAV between valuations, and accordingly we may be selling and repurchasing shares at too high or too low a price.

Our independent third-party valuation expert will calculate estimates of the market value of our principal real estate and real estate-related assets, and our board of directors will determine the net value of our real estate and real estate-related assets and liabilities taking into consideration such estimates provided by the independent third-party valuation expert. Our board of directors is ultimately responsible for determining the Estimated Per Share NAV. Since our board of directors will determine our Estimated per share NAV at least annually, there may be changes in the value of our properties that are not fully reflected in the most recent Estimated Per Share NAV. As a result, the published Estimated Per Share NAV may not fully reflect changes in value that may have occurred since the prior valuation. Furthermore, our advisor will monitor our portfolio, but it may be difficult to reflect changing market conditions or material events that may impact the value of our portfolio between valuations, or to obtain timely or complete information regarding any such events. Therefore, the Estimated Per Share NAV published before the announcement of an extraordinary event may differ significantly from our actual per share NAV until such time as sufficient information is available and analyzed, the financial impact is fully evaluated, and the appropriate adjustment is made to our Estimated Per Share NAV, as determined by our board of directors. Any resulting disparity may be to the detriment of a purchaser of our shares or a stockholder selling shares pursuant to our share repurchase program.

We expect that most of our properties will continue to be located in the continental United States and would be affected by economic downturns, as well as economic cycles and risks inherent to that area.

We expect to continue to acquire commercial real estate located in the continental United States; however, we may purchase properties in other jurisdictions. Real estate markets are subject to economic downturns, as they have been in the past, and we cannot predict how economic conditions will impact this market in both the short and long term. Declines in the economy or a decline in the real estate market in the continental United States could hurt our financial performance and the value of our properties. The factors affecting economic conditions in the continental United States include, but are not limited to:

•	financial performance and productivity of the publishing, advertising, financial, technology, retail, insurance and real estate industries;

•	business layoffs or downsizing;

•	industry slowdowns;

•	relocations of businesses;

•	changing demographics;

•	increased telecommuting and use of alternative work places;

•	infrastructure quality;

•	any oversupply of, or reduced demand for, real estate;

•	concessions or reduced rental rates under new leases for properties where tenants defaulted;

•	increased insurance premiums; and

•	increased interest rates.

Distributions paid from sources other than our cash flows from operations, including from the proceeds of our Offerings, will result in us having fewer funds available for the acquisition of properties and real estate-related investments, which may adversely affect our ability to fund future distributions with cash flows from operations and may adversely affect a stockholder’s overall return.

We have paid, and may continue to pay, distributions from sources other than from our cash flows from operations. For the year ended December 31, 2018, our cash flows provided by operations of approximately $74.2 million was a shortfall of approximately $7.0 million, or 8.6%, of our distributions paid (total distributions were approximately $81.2 million, of which $40.3 million was cash and $40.9 million was reinvested in shares of our common stock pursuant to our DRIP) during such period and such shortfall was paid from proceeds from our

DRIP Offering. For the year ended December 31, 2017, our cash flows provided by operations of approximately $51.8 million was a shortfall of approximately $9.5 million, or 15.5%, of our distributions paid (total distributions were approximately $61.3 million, of which $29.0 million was cash and $32.3 million was reinvested in shares of our common stock pursuant to our DRIP) during such period and such shortfall was paid from proceeds from our DRIP Offering. Until we acquire additional properties or real estate-related investments, we may not generate sufficient cash flows from operations to pay distributions. Our inability to acquire additional properties or real estate-related investments may result in a lower return on a stockholder’s investment than he or she may expect.

We may pay, and have no limits on the amounts we may pay, distributions from any source, such as from borrowings, the sale of assets, the sale of additional securities, advances from our Advisor, our Advisor’s deferral, suspension and/or waiver of its fees and expense reimbursements and Offering proceeds. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions with the sale of assets may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute stockholders’ interest in us if we sell shares of our common stock to third party investors. Funding distributions from the proceeds of the Offerings will result in us having less funds available for acquiring properties or real estate-related investments. Our inability to acquire additional properties or real estate-related investments may have a negative effect on our ability to generate sufficient cash flow from operations from which to pay distributions. As a result, the return investors may realize on their investment may be reduced and investors who invest in us before we generate significant cash flow may realize a lower rate of return than later investors. Payment of distributions from any of the aforementioned sources could restrict our ability to generate sufficient cash flows from operations, affect our profitability and/or affect the distributions payable upon a liquidity event, any or all of which may have an adverse effect on an investment in us.

We have experienced losses in the past, and we may experience additional losses in the future.

Historically, we have experienced net losses and we may not be profitable or realize growth in the value of our investments. Many of our losses can be attributed to start-up costs and operating costs incurred prior to purchasing properties or making other investments that generate revenue and acquisition related expenses. For further discussion of our operational history and the factors affecting our losses, see the “Selected Financial Data” section of the Annual Report on Form 10-K, as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and our consolidated financial statements and the notes included in this Annual Report on Form 10-K for a discussion of our operational history and the factors for our losses.

A high concentration of our properties in a particular geographic area, or of tenants in a similar industry, would magnify the effects of downturns in that geographic area or industry.

As of December 31, 2018, we owned 62 real estate investments, located in 42 MSAs, two of which accounted for 10.0% or more of our revenue for the year ended December 31, 2018. Real estate investments located in the Atlanta-Sandy Springs-Roswell, Georgia MSA and the Houston-The Woodlands-Sugar Land, Texas MSA accounted for 16.8% and 10.0%, respectively, of our revenue for the year ended December 31, 2018. Accordingly, there is a geographic concentration of risk subject to fluctuations in each MSA’s economy. Geographic concentration of our properties exposes us to economic downturns in the areas where our properties are located. A regional or local recession in any of these areas could adversely affect our ability to generate or increase operating revenues, attract new tenants or dispose of unproductive properties. Similarly, if tenants of our properties become concentrated in a certain industry or industries, any adverse effect to that industry generally would have a disproportionately adverse effect on our portfolio.

As of December 31, 2018, we had no exposure to tenant concentration that accounted for 10.0% or more of revenue for the year ended December 31, 2018.

If our Advisor loses or is unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered, which could adversely affect our ability to make distributions and the value of our stockholders’ investment.

Our success depends to a significant degree upon the contributions of certain of our executive officers and other key personnel of our Advisor, including Michael A. Seton, Todd M. Sakow and Kay C. Neely, who would be difficult to replace. Our Advisor does not have an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or our Advisor. If any of our key personnel were to cease their affiliation with our Advisor, our operating results could suffer. Further, we do not currently intend to separately maintain key person life insurance on Michael A. Seton, Todd M. Sakow and Kay C. Neely or any other person. We believe that our future success depends, in large part, upon our Advisor’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure our stockholders that our Advisor will be successful in attracting and retaining such skilled personnel. If our Advisor loses or is unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the value of our stockholders’ investment may decline.

Our rights and the rights of our stockholders to recover claims against our officers, directors and our Advisor are limited, which could reduce our stockholders’ and our recovery against them if they cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, subject to certain limitations set forth therein or under Maryland law, our charter provides that no director or officer will be liable to us or our stockholders for money damages, requires us to indemnify and advance expenses to our directors, officers and Advisor and our Advisor’s affiliates and permits us, with approval of our board of directors or a committee of the board of directors’ to indemnify our employees and agents. Although our charter does not allow us to indemnify or hold harmless an indemnitee to a greater extent than permitted under Maryland law and the North American Securities Administrators Association REIT Guidelines, or the NASAA REIT Guidelines, we and our stockholders may have more limited rights against our directors, officers, employees and agents, and our Advisor and its affiliates than might otherwise exist under common law, which could reduce our stockholders’ and our ability to recover against them. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, employees and agents or our Advisor and its affiliates in some cases, which would decrease the cash otherwise available for distribution to stockholders.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions, make additional investments and service our debt.

We currently have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insurable levels. The Federal Deposit Insurance Corporation only insures interest-bearing accounts in amounts up to $250,000 per depositor per insured bank. While we monitor our cash balance in our operating accounts, if any of the banking institutions in which we deposit funds ultimately fails, we may lose our deposits over $250,000. The loss of our deposits may have a material adverse effect on our financial condition.

Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The result of these incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to our tenant and investor relationships. As our reliance on technology has increased, so have the risks posed to our information systems, both internal and those we have outsourced. There is no guarantee that any processes, procedures and internal controls we have implemented or will implement will prevent cyber intrusions, which could have a negative impact on our financial results, operations, business relationships or confidential information.

Risks Related to Conflicts of Interest

We are subject to conflicts of interest arising out of our relationships with our Advisor and its affiliates, including the material conflicts discussed below. See the “Conflicts of Interest” section of Part I, Item I. of this Annual Report on Form 10-K.

Our Advisor faces potential conflicts of interest relating to the purchase and leasing of properties, and such conflicts may not be resolved in our favor, which could adversely affect our investment opportunities.

Affiliates of our Advisor have sponsored and may sponsor one or more other real estate investment programs in the future. We may buy properties at the same time as one or more of the other programs sponsored by affiliates of our Advisor and managed by officers and key personnel of our Advisor. There is a risk that our Advisor will choose a property that provides lower returns to us than a property purchased by another program sponsored by affiliates of our Advisor. We cannot be sure that officers and key personnel acting on behalf of our Advisor and on behalf of managers of other programs sponsored by affiliates of our Advisor will act in our best interests when deciding whether to allocate any particular property to us. In addition, we may acquire properties in geographic areas where other programs sponsored by affiliates of our Advisor own properties. Also, we may acquire properties from, or sell properties to, other programs sponsored by affiliates of our Advisor. If one of the other programs sponsored by affiliates of our Advisor attracts a tenant that we are competing for, we could suffer a loss of revenue due to delays in locating another suitable tenant. Our stockholders will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making their investment.

Our Advisor faces conflicts of interest relating to joint ventures with its affiliates, which could result in a disproportionate benefit to the other venture partners at our expense.

We may enter into joint ventures with other programs sponsored by affiliates of our Advisor for the acquisition, development or improvement of properties. Our Advisor may have conflicts of interest in determining which program sponsored by affiliates of our Advisor should enter into any particular joint venture agreement. In addition, our Advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated co-venturer managing the joint venture. Since our Advisor and its affiliates will control both the affiliated co-venturer and, to a certain extent, us, agreements and transactions between the co-venturers with respect to any such joint venture will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers, which may result in the co-venturer receiving benefits greater than the benefits that we receive. In addition, we may assume liabilities related to the joint venture that exceed the percentage of our investment in the joint venture.

Our Advisor and its officers and certain of its key personnel face competing demands relating to their time, and this may cause our operating results to suffer.

Our Advisor and its officers and employees and certain of our key personnel and their respective affiliates are key personnel, general partners and sponsors of other real estate programs having investment objectives and legal and financial obligations similar to ours and may have other business interests as well. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than is necessary or appropriate. If this occurs, the returns on our investments may suffer.

Our officers and directors face conflicts of interest related to the positions they hold with affiliated entities, which could hinder our ability to successfully implement our business strategy and generate returns to our stockholders.

Certain of our executive officers and directors, including Michael A. Seton, Todd M. Sakow, Kay C. Neely and John E. Carter, who serves as the chairman of our board of directors, also are officers and/or directors of our Advisor, our Property Manager, and/or other affiliated entities. As a result, these individuals owe fiduciary duties to these other entities and their stockholders and limited partners, which fiduciary duties may conflict with the duties that they owe to us and our stockholders. Their loyalties to these other entities could result in actions or inactions that are detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. Conflicts with our business and interests are most likely to arise from involvement in activities related to:

•	allocation of new investments and management time and services between us and the other entities,

•	our purchase of properties from, or sale of properties to, affiliated entities,

•	the timing and terms of the investment in or sale of an asset,

•	development of our properties by affiliates,

•	investments with affiliates of our Advisor,

•	compensation to our Advisor, and

•	our relationship with our Property Manager.

If we do not successfully implement our business strategy, we may be unable to generate cash needed to continue to make distributions to our stockholders and to maintain or increase the value of our assets.

Our Advisor faces conflicts of interest relating to the performance fee structure under the Advisory Agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders.

Under the Advisory Agreement, our Advisor or its affiliates are entitled to fees that are structured in a manner intended to provide incentives to our Advisor to perform in our best interests and in the best interests of our stockholders. However, because our Advisor does not maintain a significant equity interest in us and is entitled to receive substantial minimum compensation regardless of performance, our Advisor’s interests are not wholly aligned with those of our stockholders. In that regard, our Advisor could be motivated to recommend riskier or more speculative investments, or to use additional debt when acquiring assets, in order for us to generate the specified levels of performance or sales proceeds that would entitle our Advisor to fees. In addition, our Advisor’s or its affiliates’ entitlement to fees upon the sale of our assets and to participate in sale proceeds could result in our Advisor recommending sales of our investments at the earliest possible time at which sales of investments would produce the level of return that would entitle our Advisor to compensation relating to such sales, even if continued ownership of those investments might be in our best long-term interest. The Advisory Agreement requires us to pay a performance-based termination fee to our Advisor or its affiliates if we terminate the Advisory Agreement and have not paid our Advisor a subordinated incentive listing fee to our Advisor in connection with the listing of our shares for trading on an exchange. To avoid paying this fee, our independent directors may decide against terminating the Advisory Agreement prior to our listing of our shares even if, but for the termination fee, termination of the Advisory Agreement would be in our best interest. In addition, the requirement to pay the fee to our Advisor or its affiliates at termination could cause us to make different investment or disposition decisions than we would otherwise make in order to satisfy our obligation to pay the fee to the terminated Advisor. Moreover, our Advisor will have the right to terminate the Advisory Agreement upon a change of control of our company and thereby trigger the payment of the performance fee, which could have the effect of delaying, deferring or preventing the change of control.

There is no separate counsel for us and our affiliates, which could result in conflicts of interest.

Morrison & Foerster LLP acts as legal counsel to us and also represents our Advisor and some of its affiliates. There is a possibility in the future that the interests of the various parties may become adverse and, under the Code of Professional Responsibility of the legal profession, Morrison & Foerster LLP may be precluded from representing any one or all such parties. If any situation arises in which our interests appear to be in conflict with those of our Advisor or its affiliates, additional counsel may be retained by one or more of the parties to assure that their interests are adequately protected. Moreover, should a conflict of interest not be readily apparent, Morrison & Foerster LLP may inadvertently act in derogation of the interest of the parties, which could affect our ability to meet our investment objectives.

Risks Related to Our Corporate Structure

The limit on the number of shares a person may own may discourage a takeover that could otherwise result in a premium price to our stockholders and may hinder a stockholder’s ability to dispose of his or her shares.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. In this respect, among other things, unless exempted (prospectively or retroactively) by our board of directors, no person may own more than 9.8% in value of the aggregate of our outstanding shares of stock or more than 9.8% (in value or number, whichever is more restrictive) of the aggregate of the outstanding shares of our common stock. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all our assets) that might provide a premium price for holders of our common stock, and may make it more difficult for a stockholder to sell or dispose of his or her shares.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of common stockholders or discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

Our charter permits our board of directors to issue up to 500,000,000 shares of common stock, of which 175,000,000 are designated as Class A shares, 75,000,000 are designated as Class I shares, 175,000,000 are designated as Class T shares, and 75,000,000 are designated as Class T2 shares, and 100,000,000 shares of preferred stock. In addition, our board of directors, without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that we have authority to issue. Our board of directors may classify or reclassify any unissued common stock or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of repurchase of any such stock. Thus, if also approved by a majority of our independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or independent legal counsel, our board of directors could authorize the issuance of additional preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all our assets) that might provide a premium price for holders of our common stock.

Maryland law prohibits certain business combinations, which may make it more difficult for us to be acquired and may limit our stockholders’ ability to exit the investment.

The Maryland Business Combination Act provides that certain business combinations between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if our board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by our board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the Maryland Business Combination Act, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The Maryland Business Combination Act permits various exemptions from its provisions, including business combinations that are exempted by our board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has exempted from the Maryland Business Combination Act any business combination involving our Advisor or any of its affiliates. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and our Advisor or any of its affiliates. As a result, our Advisor and any of its affiliates may be able to enter into business combinations with us that may not be in the best interests of our stockholders, without compliance with the super-majority vote requirements and the other provisions of the Maryland Business Combination Act. The Maryland Business Combination Act may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Maryland law limits the ability of a third-party to buy a large stake in us and exercise voting power in electing directors.

The Maryland Control Share Acquisition Act provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights except to the extent approved by stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquirer, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer can exercise or direct the exercise of voting power

(except solely by virtue of a revocable proxy), would entitle the acquirer, directly or indirectly, to exercise or direct the exercise of voting power of shares of stock in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares. The Maryland Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Our stockholders’ investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

Neither we nor any of our subsidiaries are registered, and do not intend to register, as an investment company under the Investment Company Act. If we or any of our subsidiaries become obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

We intend to continue to conduct our operations directly and through our wholly or majority-owned subsidiaries, so that we and each of our subsidiaries do not fall within the definition of an “investment company” under the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is deemed to be an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, or the “40% Test.”

We intend to continue to conduct our operations so that we and most, if not all, of our wholly and majority-owned subsidiaries will comply with the 40% Test. We will continuously monitor our holdings on an ongoing basis to determine that we and each of our wholly and majority-owned subsidiaries comply with this test. We expect that most, if not all, of our wholly-owned and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute most, if not all, of our assets) generally will not constitute “investment securities.” Accordingly, we believe that we and most, if not all, of our wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.

Since we are primarily engaged in the business of acquiring real estate, we believe that we and most, if not all, of our wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act. If we or any of our wholly or majority-owned subsidiaries would ever inadvertently fall within one of the definitions of “investment company,” we intend to rely on the exception provided by Section 3(c)(5)(C) of the Investment Company Act.

Under Section 3(c)(5)(C), the SEC staff generally requires a company to maintain at least 55% of its assets directly in qualifying assets and at least 80% of the entity’s assets in qualifying assets and in a broader category of real estate-related assets to qualify for this exception. Mortgage-related securities may or may not constitute such qualifying assets, depending on the characteristics of the mortgage-related securities, including the rights that we have with respect to the underlying loans. Our ownership of mortgage-related securities, therefore, is limited by provisions of the Investment Company Act and SEC staff interpretations.

The method we use to classify our assets for purposes of the Investment Company Act will be based in large measure upon no-action positions taken by the SEC staff in the past. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than twenty years ago. Accordingly, no assurance can be given that the SEC staff will concur with our classification of our assets. In addition, the SEC staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of qualifying for an exclusion from regulation under the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exclusion from the definition of an “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act.

A change in the value of any of our assets could cause us or one or more of our wholly or majority-owned subsidiaries to fall within the definition of an “investment company” and negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To avoid being required to register the Company or any of our subsidiaries as an investment company under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy.

To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of investment company and the exceptions to that definition, we may be required to adjust our investment strategy accordingly. For example, on August 31, 2011, the SEC issued a concept release requesting comments regarding a number of matters relating to the exemption provided by Section 3(c)(5)(C) of the Investment Company Act, including the nature of assets that qualify for purposes of the exemption and whether mortgage REITs should be regulated in a manner similar to investment companies. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen. Accordingly, our board of directors may not be able to change our investment policies as they deem appropriate if such change would cause us to meet the definition of an investment company.

If we are required to register as an investment company but fail to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

If our stockholders do not agree with the decisions of our board of directors, our stockholders will only have limited control over changes in our policies and operations and may not be able to change such policies and operations.

Our board of directors determines our major policies, including our policies regarding investments, financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders except to the extent that such policies are set forth in our charter. Under the Maryland General Corporation Law and our charter, our stockholders have a right to vote only on the following:

•	the election or removal of directors;

•	the amendment of our charter (including a change in our investment objectives), except that our board of directors may amend our charter without stockholder approval to (a) increase or decrease the aggregate number of our shares or the number of shares of any class or series that we have the authority to issue, (b) effect certain reverse stock splits, and (c) change our name or the name or other designation or the par value of any class or series of our stock and the aggregate par value of our stock;

•	our liquidation or dissolution; and

•

certain mergers, reorganizations of our company (including statutory share exchanges), consolidations or sales or other dispositions of all or substantially all our assets, as provided in our charter and under Maryland law.

All other matters are subject to the discretion of our board of directors.

Our board of directors may change our investment policies without stockholder approval, which could alter the nature of our stockholders’ investments.

Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interest of the stockholders. These policies may change over time. The methods of implementing our investment objectives and strategies also may vary, as new real estate development trends emerge and new investment techniques are developed. Except to the extent that policies and investment limitations are included in our charter, our investment policies, the methods for their implementation, and our other objectives, policies and procedures may be altered by our board of directors without the approval of our stockholders. As a result, the nature of our stockholders’ investment could change without their consent.

Because of our holding company structure, we depend on our operating subsidiary and its subsidiaries for cash flow and we will be structurally subordinated in right of payment to the obligations of such operating subsidiary and its subsidiaries.

We are a holding company with no business operations of our own. Our only significant asset is and will be the general partnership interests of our Operating Partnership. We intend to conduct substantially all of our business operations through our Operating Partnership. Accordingly, our only source of cash to pay our obligations will be distributions from our Operating Partnership and its subsidiaries of their net earnings and cash flows. We cannot give assurance that our Operating Partnership or its subsidiaries will be able to, or be permitted to, make distributions to us that will enable us to make distributions to our stockholders from cash flows from operations. Each of our Operating Partnership’s subsidiaries will be a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from such entities. In addition, because we are a holding company, stockholders’ claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations of our Operating Partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our Operating Partnership and its subsidiaries will be able to satisfy our stockholders’ claims as stockholders only after all of our and our Operating Partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

Our stockholders’ interest in us will be diluted if we issue additional shares.

Existing stockholders do not have preemptive rights to any shares issued by us in the future. Our charter authorizes 600,000,000 shares of stock, of which 500,000,000 shares are classified as common stock and 100,000,000 are classified as preferred stock. Of the 500,000,000 shares of common stock, 175,000,000 shares are designated as Class A shares, 75,000,000 shares are designated as Class I shares, 175,000,000 shares are designated as Class T shares and 75,000,000 shares are designated as Class T2 shares. Other than the differing fees with respect to each class and the payment of a distribution and servicing fee out of cash otherwise distributable to Class T stockholders and Class T2 stockholders, Class A shares, Class I shares, Class T shares and Class T2 shares have identical rights and privileges, such as identical voting rights. The net proceeds from the sale of the four classes of shares were commingled for investment purposes and all earnings from all of the investments will proportionally accrue to each share regardless of the class. Subject to any limitations set forth under Maryland law, our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock that we have authority to issue, or reclassify any unissued shares into other classes or series of stock without the necessity of obtaining stockholder approval. All such shares may be issued in the discretion of our board of directors except that issuance of preferred stock must also be approved by a majority of our independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel. Further, we have adopted the Carter Validus Mission Critical REIT II, Inc. 2014 Restricted Share Plan, or the Incentive Plan, pursuant to which we will have the power and authority to grant restricted or deferred stock awards to persons eligible under the Incentive Plan. We have authorized and reserved 300,000 of our Class A shares for issuance under the Incentive Plan and we granted 3,000 restricted shares of Class A common stock to each of our independent directors at the time we satisfied the minimum offering requirement and broke escrow and we granted 3,000 restricted shares of Class A common stock to each of our independent directors each time they were re-elected to the board of directors. We will also grant 3,000 shares of Class A common stock in connection with such independent director’s subsequent election or re-election, as applicable. Existing stockholders likely will suffer dilution of their equity investment in us, if we:

•	sell additional shares in the future, including those issued pursuant to our distribution reinvestment plan;

•	sell securities that are convertible into shares of our common stock;

•	issue shares of our common stock in a private offering of securities to institutional investors;

•	issue restricted share awards to our directors;

•	issue shares to our Advisor or its successors or assigns, in payment of an outstanding fee obligation as set forth under our advisory agreement; or

•	issue shares of our common stock to sellers of properties acquired by us in connection with an exchange of limited partnership interests of our Operating Partnership.

In addition, the partnership agreement for our Operating Partnership contains provisions that would allow, under certain circumstances, other entities, including other programs affiliated with our Advisor and its affiliates, to merge into or cause the exchange or conversion of their interest for interests of our Operating Partnership. Because the limited partnership interests of our Operating Partnership may, in the discretion of our board of directors, be exchanged for shares of our common stock, any merger, exchange or conversion between our Operating Partnership and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders.

If we internalize our management functions, the percentage of our outstanding common stock owned by our stockholders could be reduced, and we could incur other significant costs associated with being self-administered.

In the future, our board of directors may consider internalizing the functions performed for us by our Advisor. The method by which we could internalize these functions could take many forms, including without limitation, acquiring our Advisor. There is no assurance that internalizing our management functions would be beneficial to us and our stockholders. Any internalization transaction could result in significant payments to the owners of our Advisor, including in the form of our stock, which could reduce the percentage ownership of our then existing stockholders and concentrate ownership in the owner of our Advisor. Additionally, we may not realize the perceived benefits, we may not be able to properly integrate a new staff of managers and employees or we may not be able to effectively replicate the services provided previously by our Advisor, Property Manager or their affiliates. Internalization transactions involving the acquisition of advisors or property managers affiliated with entity sponsors have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending claims, which would reduce the amount of funds available for us to invest in properties or other investments and to pay distributions. All of these factors could have a material adverse effect on our results of operations, financial condition and ability to pay distributions to our stockholders.

Payment of fees and expenses to our Advisor and our Property Manager will reduce the cash available for distribution and will increase the risk that our stockholders will not be able to recover the amount of their investment in our shares.

Our Advisor and our Property Manager perform services for us, including, among other things, the selection and acquisition of our investments, the management of our assets, dispositions of assets, financing of our assets and certain administrative services. We will pay our Advisor and our Property Manager fees and expense reimbursements for these services, which will reduce the amount of cash available for further investments or distribution to our stockholders.

We may be unable to maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. The amount of cash available for distributions is affected by many factors, such as our ability to buy properties, rental income from such properties and our operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. We cannot assure our stockholders that we will be able to maintain our current level of distributions or that distributions will increase over time. We also cannot give any assurance that rents from our properties will increase, that the securities we buy will increase in value or provide constant or increased distributions over time, or that future acquisitions of real properties or any investments in securities will increase our cash available for distributions to stockholders. Our actual results may differ significantly from the assumptions used by our board of directors in establishing the distribution rate to stockholders. We may not have sufficient cash from operations to make a distribution required to maintain our REIT status. We may make distributions from the proceeds of our Offerings or from borrowings in anticipation of future cash flow. Any such distributions will constitute a return of capital and may reduce the amount of capital we ultimately invest in properties and negatively impact the value of our stockholders’ investment.

General Risks Related to Investments in Real Estate

Our operating results will be affected by economic and regulatory changes that have an adverse impact on the real estate market in general, which may prevent us from being profitable or from realizing growth in the value of our real estate properties.

Our operating results are subject to risks generally incident to the ownership of real estate, including:

•	changes in general economic or local conditions;

•	changes in supply of or demand for similar or competing properties in an area;

•	changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;

•	changes in tax, real estate, environmental and zoning laws; and

•	periods of high interest rates and tight money supply.

These and other reasons may prevent us from being profitable or from realizing growth or maintaining the value of our real estate properties.

If a tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which would reduce our cash flow from operations and the amount available for distributions to our stockholders.

Any of our tenants, or any guarantor of a tenant’s lease obligations, could be subject to a bankruptcy proceeding pursuant to Title 11 of the bankruptcy laws of the United States. Such a bankruptcy filing would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. Post-bankruptcy debts would be paid currently. If a lease is assumed, all pre-bankruptcy balances owing under it must be paid in full. If a lease is rejected by a tenant in bankruptcy, we would have a general unsecured claim for damages. If a lease is rejected, it is unlikely we would receive any payments from the tenant because our claim is capped at the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of the lease, but not greater than three years, plus rent already due but unpaid. This claim could be paid only if funds were available, and then only in the same percentage as that realized on other unsecured claims.

A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases, and could ultimately preclude full collection of these sums. Such an event could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available for distributions to our stockholders. In the event of a bankruptcy, we cannot give assurance that the tenant or its trustee will assume our lease. If a given lease, or guaranty of a lease, is not assumed, our cash flow and the amounts available for distributions to our stockholders may be adversely affected.

Our investments in properties where the underlying tenant has a below investment grade credit rating, as determined by major credit rating agencies, or unrated tenants, may have a greater risk of default and therefore may have an adverse impact on our returns on that asset and our operating results.

As of December 31, 2018, approximately 15.8% of our tenants had an investment grade credit rating from a major ratings agency, 26.6% of our tenants were rated but did not have an investment grade credit rating from a major ratings agency and 57.6% of our tenants are not rated. Approximately 30.5% of our non-rated tenants were affiliates of companies having an investment grade credit rating. Our investments with tenants that do not have an investment grade credit rating from a major ratings agency or were not rated and are not affiliated with companies having an investment grade credit rating may have a greater risk of default and bankruptcy than investments in properties leased exclusively to investment grade tenants. When we invest in properties where the tenant does not have a publicly available credit rating, we use certain credit assessment tools as well as rely on our own estimates of the tenant’s credit rating which include but are not limited to reviewing the tenant’s financial information (i.e., financial ratios, net worth, revenue, cash flows, leverage and liquidity) and monitoring local market conditions. If our lender or a credit rating agency disagrees with our ratings estimates, or our ratings estimates are otherwise inaccurate, we may not be able to obtain our desired level of leverage or our financing costs may exceed those that we projected. This outcome could have an adverse impact on our returns on that asset and hence our operating results.

If a sale-leaseback transaction is re-characterized in a tenant’s bankruptcy proceeding, our financial condition could be adversely affected.

We have entered and may continue to enter into sale-leaseback transactions, whereby we would purchase a property and then lease the same property back to the person from whom we purchased it. In the event of the bankruptcy of a tenant, a transaction structured as a sale-leaseback may be re-characterized as either a financing or a joint venture, either of which outcome could adversely affect our business. If the sale-leaseback were re-characterized as a financing, we might not be considered the owner of the property, and as a result would have the status of a creditor in relation to the tenant. In that event, we would no longer have the right to sell or encumber our ownership interest in the property. Instead, we would have a claim against the tenant for the amounts owed under the lease, with the claim arguably secured by the property. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule of its outstanding balance. If confirmed by the bankruptcy court, we could be bound by the new terms, and prevented from foreclosing our lien on the property. If the sale-leaseback were re-characterized as a joint venture, our lessee and we could be treated as co-venturers with regard to the property. As a result, we could be held liable, under some circumstances, for debts incurred by the lessee relating to the property. Either of these outcomes could adversely affect our cash flow and the amount available for distributions to our stockholders.

Properties that have vacancies for a significant period of time could be difficult to sell, which could diminish the return on our stockholders’ investment.

A property may incur vacancies either by the continued default of tenants under their leases or the expiration of tenant leases. If vacancies continue for a long period of time, we may suffer reduced revenues, resulting in less cash to be distributed to stockholders. In addition, because properties’ market values depend principally upon the value of the properties’ leases, the resale value of properties with prolonged vacancies could suffer, which could further reduce our stockholders’ return.

We may obtain only limited warranties when we purchase a property and would have only limited recourse if our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its “as is” condition on a “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property as well as the loss of rental income from that property.

We may be unable to secure funds for future tenant improvements or capital needs, which could adversely impact our ability to pay cash distributions to our stockholders.

When tenants do not renew their leases or otherwise vacate their space, it is usual that, in order to attract replacement tenants, we will be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. In addition, although we expect that our leases with tenants will require tenants to pay routine property maintenance costs, we will likely be responsible for any major structural repairs, such as repairs to the foundation, exterior walls and rooftops. We will use substantially all of our gross offering proceeds to buy real estate and pay various fees and expenses. Accordingly, if we need additional capital in the future to improve or maintain our properties or for any other reason, we will have to obtain financing from other sources, such as cash flow from operations, borrowings, property sales or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both.

Our inability to sell a property when we desire to do so could adversely impact our ability to pay cash distributions to our stockholders.

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot give assurance that we will have funds available to correct such defects or to make such improvements. Moreover, in acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict our ability to sell a property.

We may not be able to sell a property at a price equal to, or greater than, the price for which we purchased such property, which may lead to a decrease in the value of our assets and a reduction in the value of shares held by our stockholders.

Some of our leases will not contain rental increases over time, or the rental increases may be less than the fair market rate at a future point in time. Therefore, the value of the property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase the property.

We may acquire or finance properties with lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

A lock-out provision is a provision that prohibits the prepayment of a loan during a specified period of time. Lock-out provisions could materially restrict us from selling or otherwise disposing of or refinancing properties. These provisions would affect our ability to turn our investments into cash and thus affect cash available for distributions to our stockholders. Lock-out provisions may prohibit us from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties. Lock-out provisions could impair our ability to take other actions during the lock-out period that could be in the best interests of our stockholders and, therefore, may have an adverse impact on the value of the shares, relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

Rising expenses could reduce cash flow and funds available for future acquisitions or distributions to our stockholders.

Our properties and any other properties that we buy in the future will be subject to operating risks common to real estate in general, any or all of which may negatively affect us. If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds with respect to that property for operating expenses. The properties will be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses. While we expect that many of our properties will continue to be leased on a net lease basis or require the tenants to pay all or a portion of such expenses, renewals of leases or future leases may not be negotiated on that basis, in which event we may have to pay those costs. If we are unable to lease properties on a net lease basis or on a basis requiring the tenants to pay all or some of such expenses, or if tenants fail to pay required tax, utility and other impositions, we could be required to pay those costs, which could adversely affect funds available for future acquisitions or cash available for distributions.

If we suffer losses that are not covered by insurance or that are in excess of insurance coverage, we could lose invested capital and anticipated profits.

We will carry comprehensive general liability coverage and umbrella liability coverage on all our properties with limits of liability which we deem adequate to insure against liability claims and provide for the costs of defense. Similarly, we are insured against the risk of direct physical damage in amounts we estimate to be adequate to reimburse us on a replacement cost basis for costs incurred to repair or rebuild each property, including loss of rental income during the rehabilitation period. Material losses may occur in excess of insurance proceeds with respect to any property, as insurance may not be sufficient to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are either uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorism acts could sharply increase the premiums we will pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase specific coverage against terrorism as a condition for providing mortgage loans. It is uncertain whether such insurance policies will be available, or available at reasonable cost, which could inhibit our ability to finance or refinance our potential properties. In these instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses. The Terrorism Risk Insurance Act of 2002 is designed for a sharing of terrorism losses between insurance companies and the federal government, and extends the federal terrorism insurance backstop through December 31, 2020, pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2015. We cannot be certain how this act will impact us or what additional cost to us, if any, could result. If such an event damaged or destroyed one or more of our properties, we could lose both our invested capital and anticipated profits from such property.

Real estate-related taxes may increase and if these increases are not passed on to tenants, our income will be reduced.

Some local real property tax assessors may seek to reassess some of our properties as a result of our acquisition of such properties. From time to time our property taxes may increase as property values or assessment rates change or for other reasons deemed relevant by the assessors. An increase in the assessed valuation of a property for real estate tax purposes will result in an increase in the related real estate taxes on that property. Although some tenant leases may permit us to pass through such tax increases to the tenants for payment, there is no assurance that renewal leases or future leases will be negotiated on the same basis. Increases not passed through to tenants will adversely affect our income, cash available for distributions, and the amount of distributions to our stockholders.

Covenants, conditions and restrictions may restrict our ability to operate our properties.

Some of our properties may be contiguous to other parcels of real property, comprising part of the same commercial center. In connection with such properties, there are significant covenants, conditions and restrictions, or “CC&Rs,” restricting the operation of such properties and any improvements on such properties, and related to granting easements on such properties. Moreover, the operation and management of the contiguous properties may impact such properties. Compliance with CC&Rs may adversely affect our operating costs and reduce the amount of funds that we have available to pay distributions.

Our operating results may be negatively affected by potential development and construction delays and result in increased costs and risks.

We may use proceeds from our Offering to acquire and develop properties upon which we will construct improvements. We will be subject to uncertainties associated with re-zoning for development, environmental concerns of governmental entities and/or community groups, and our builder’s ability to build in conformity with plans, specifications, budgeted costs, and timetables. A builder’s performance also may be affected or delayed by conditions beyond the builder’s control. Delays in completion of construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other such factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and our return on our investment could suffer.

We may invest in unimproved real property, subject to the limitations on investments in unimproved real property contained in our charter, which complies with the NASAA REIT Guidelines limitation restricting us from investing more than 10% of our total assets in unimproved real property. For purposes of this paragraph, “unimproved real property” is real property which has not been acquired for the purpose of producing rental or other operating income, has no development or construction in process and on which no construction or development is planned in good faith to commence within one year. Returns from development of unimproved properties are also subject to risks associated with re-zoning the land for development and environmental concerns of governmental entities and/or community groups. Although we intend to limit any investment in unimproved property to property we intend to develop, our stockholders’ investment nevertheless is subject to the risks associated with investments in unimproved real property.

Competition with third parties in acquiring properties and other investments may impede our ability to make future acquisitions or may increase the cost of these acquisitions and reduce our profitability and the return on our stockholders’ investment.

We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, real estate limited partnerships, other entities engaged in real estate investment activities and private equity firms, many of which have greater resources than we do. Competition for properties may significantly increase the price we must pay for properties or other assets we seek to acquire and our competitors may succeed in acquiring those properties or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive because they may have greater resources, may be willing to pay more for the properties or may have a more compatible operating philosophy. Larger entities may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Further, the number of entities and the amount of funds competing for suitable investments may increase. This competition will result in increased demand for these assets and therefore increased prices paid for them. Because of an increased interest in single-property acquisitions among tax-motivated individual purchasers, we may pay higher prices if we purchase single properties in comparison with portfolio acquisitions. If we pay higher prices for properties and other investments, our profitability will be reduced and our stockholders may experience a lower return on their investment.

We will be subject to additional risks of our joint venture partner or partners when we enter into a joint venture, which could reduce the value of our investment.

We may enter into joint ventures with other real estate groups. The success of a particular joint venture may be limited if our joint venture partner becomes bankrupt or otherwise is unable to perform its obligations in accordance with the terms of the particular joint venture arrangement. The joint venture partner may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. In addition, a dispute with our joint venture partners may result in litigation, which may cause us to incur additional expenses, require additional time and resources from our Advisor and result in liability, each of which could adversely affect our operating results and the value of our stockholders’ investment. In addition, we may assume liabilities related to the joint venture that exceed the percentage of our investment in the joint venture.

Our properties face competition that may affect tenants’ willingness to pay the amount of rent requested by us and the amount of rent paid to us may affect the cash available for distributions and the amount of distributions.

There will be numerous other properties within the market area of each of our properties that will compete with us for tenants. The number of competitive properties could have a material effect on our ability to rent space at our properties and the amount of rents charged. We could be adversely affected if additional properties are built in locations competitive with our properties, causing increased competition for customer traffic and creditworthy tenants. This could result in decreased cash flow from tenants and may require us to make capital improvements to properties that we would not have otherwise made, thus affecting cash available for distributions and the amount available for distributions to our stockholders.

Delays in acquisitions of properties may have an adverse effect on the value of our stockholders’ investment.

There may be a substantial period of time before all of the proceeds of our Offering are invested. Delays we encounter in the selection, acquisition and/or development of properties could adversely affect our stockholders’ returns. When properties are acquired prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available space. Therefore, our stockholders could suffer delays in the payment of cash distributions attributable to those particular properties.

Costs of complying with governmental laws and regulations, including those relating to environmental matters, may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Environmental laws and regulations may impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. This liability could be substantial. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such property as collateral for future borrowings.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. Future laws, ordinances or regulations may impose material environmental liability. Additionally, our tenants’ operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties, may affect our properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply, and that may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines, or damages we must pay will reduce our ability to make distributions and may reduce the value of our stockholders’ investment.

One particular federal law is The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or CERCLA, which established a regulatory and remedial program intended to provide for the investigation and clean-up of facilities where, or from which, a release of any hazardous substance into the environment has occurred or is threatened. CERCLA’s primary mechanism for remedying such problems is to impose strict joint and several liability for clean-up of facilities on current owners and operators of the site, former owners and operators of the site at the time of the disposal of the hazardous substances, any person who arranges for the transportation, disposal or treatment of the hazardous substances, and the transporters who select the disposal and treatment facilities, regardless of the care exercised by such persons. CERCLA also imposes liability for the cost of evaluating and remedying any damage to natural resources. The costs of CERCLA investigation and clean-up can be substantial. CERCLA also authorizes the imposition of a lien in favor of the United States on all real property subject to, or affected by, a remedial action for all costs for which a party is liable. Subject to certain procedural restrictions, CERCLA gives a responsible party the right to bring a contribution action against other responsible parties for their allocable shares of investigative and remedial costs. Our ability to obtain reimbursement from others for their allocable shares of such costs would be limited by our ability to find other responsible parties and prove the extent of their responsibility, their financial resources, and other procedural requirements. Various state laws also impose strict joint and several liability for investigation, clean-up and other damages associated with hazardous substance releases.

State and federal laws in this area are constantly evolving, and we intend to monitor these laws and take commercially reasonable steps to protect ourselves from the impact of these laws, including obtaining environmental assessments of most properties that we acquire; however, we will not obtain an independent third-party environmental assessment for every property we acquire. In addition, any such assessment that we do obtain may not reveal all environmental liabilities or that a prior owner of a property did not create a material environmental condition not known to us. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims would materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our stockholders.

If we sell properties by providing financing to purchasers, defaults by the purchasers would adversely affect our cash flows.

In some instances we may sell our properties by providing financing to purchasers. When we provide financing to purchasers, we will bear the risk that the purchaser may default, which could negatively impact our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of sales to our stockholders, or their reinvestment in other assets, will be delayed until the promissory notes or other property we may accept upon the sale are actually paid, sold, refinanced or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price, and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our ability to pay cash distributions to our stockholders.

Our recovery of an investment in a mortgage loan that has defaulted may be limited.

There is no guarantee that the mortgage, loan or deed of trust securing an investment will, following a default, permit us to recover the original investment and interest that would have been received absent a default. The security provided by a mortgage, deed of trust or loan is directly related to the difference between the amount owed and the appraised market value of the property. Although we intend to rely on a current real estate appraisal when we make the investment, the value of the property is affected by factors outside our control, including general fluctuations in the real estate market, rezoning, neighborhood changes, highway relocations and failure by the borrower to maintain the property. In addition, we may incur the costs of litigation in our efforts to enforce our rights under defaulted loans.

Our costs associated with complying with the Americans with Disabilities Act may affect cash available for distributions.

Our properties are subject to the Americans with Disabilities Act of 1990, or the Disabilities Act. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The Disabilities Act’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages. We will attempt to acquire properties that comply with the Disabilities Act or place the burden on the seller or other third party, such as a tenant, to ensure compliance with the Disabilities Act. However, we cannot give assurance that we will be able to acquire properties or allocate responsibilities in this manner. If we cannot, our funds used for Disabilities Act compliance may affect cash available for distributions and the amount of distributions to our stockholders.

Risks Associated with Investments in the Healthcare Property Sector

Our real estate investments may become concentrated in healthcare properties, making us more vulnerable economically than if our investments were diversified.

We are subject to risks inherent in concentrating investments in real estate. These risks resulting from a lack of diversification are even greater as a result of our business strategy to invest to a substantial degree in healthcare properties. A downturn in the commercial real estate industry generally could significantly adversely affect the value of our properties. A downturn in the healthcare industry could negatively affect our lessees’ ability to make lease payments to us and our ability to make distributions to our stockholders. These adverse effects could be more pronounced than if we diversified our investments outside of real estate or if our portfolio does not include a concentration in healthcare properties. Our investments in healthcare properties accounted for 41.8% of our revenue for the year ended December 31, 2018.

Certain of our properties may not have efficient alternative uses, so the loss of a tenant may cause us to not be able to find a replacement or cause us to spend considerable capital to adapt the property to an alternative use.

Some of the properties we have acquired and seek to acquire are healthcare properties that may only be suitable for similar healthcare-related tenants. If we or our tenants terminate the leases for these properties or our tenants lose their regulatory authority to operate such properties, we may not be able to locate suitable replacement tenants to lease the properties for their specialized uses. Alternatively, we may be required to spend substantial amounts to adapt the properties to other uses. Any loss of revenues or additional capital expenditures required as a result may have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Our healthcare properties and tenants may be unable to compete successfully, which could result in lower rent payments, reduce our cash flows from operations and amount available for distributions to our stockholders.

The healthcare properties we have acquired or seek to acquire in the future may face competition from nearby hospitals and other healthcare properties that provide comparable services. Some of those competing facilities are owned by governmental agencies and therefore are supported by tax revenues, and others are owned by non-profit corporations and therefore are supported to a large extent by endowments and charitable contributions. Not all of our properties will be affiliated with non-profit corporations and receive such support. Similarly, our tenants will face competition from other healthcare practices in nearby hospitals and other healthcare properties. Our tenants’ failure to compete successfully with these other practices could adversely affect their ability to make rental payments, which could adversely affect our rental revenues. Further, from time to time and for reasons beyond our control, referral sources, including physicians and managed care organizations, may change their lists of hospitals or physicians that are permitted to participate in the payer program. This could adversely affect our tenants’ ability to make rental payments, which could adversely affect our rental revenues. Any reduction in rental revenues resulting from the inability of our healthcare properties and our tenants to compete successfully may have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Reductions in reimbursement from third party payors, including Medicare and Medicaid, could adversely affect the profitability of our tenants and hinder their ability to make rental payments to us.

Sources of revenue for our tenants may include the federal Medicare program, state Medicaid programs, private insurance carriers and health maintenance organizations, among others. Healthcare providers continue to face increased government and private payor pressure to control or reduce healthcare costs and significant reductions in healthcare reimbursement, including reduced reimbursements and changes to payment methodologies under the Patient Protection and Affordable Care Act of 2010 (“Affordable Care Act”). In some cases, private insurers rely upon all or portions of the Medicare payment systems to determine payment rates that may result in decreased reimbursement from private insurers.

A slowdown in the United States economy could negatively affect state budgets, thereby putting pressure on states to decrease spending on state programs including Medicaid. The need to control Medicaid expenditures may be exacerbated by the potential for increased enrollment in state Medicaid programs due to unemployment and declines in family incomes. Historically, states have often attempted to reduce Medicaid spending by limiting benefits and tightening Medicaid eligibility requirements. Many states have adopted, or are considering the adoption of, legislation designed to enroll Medicaid recipients in managed care programs and/or impose additional taxes on hospitals to help finance or expand the states’ Medicaid systems. Potential reductions to Medicaid program spending in response to state budgetary pressures could negatively impact the ability of our tenants to successfully operate their businesses.

Efforts by payors to reduce healthcare costs will likely continue which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants. A reduction in reimbursements to our tenants from third party payors for any reason could adversely affect our tenants’ ability to make rent payments to us which may have a material adverse effect on our businesses, financial condition and results of operations, and our ability to make distributions to our stockholders.

The healthcare industry is heavily regulated, and new laws or regulations, changes to existing laws or regulations, loss of licensure or failure to obtain licensure could result in the inability of our tenants to make rent payments to us.

The healthcare industry is heavily regulated by U.S. federal, state and local governmental authorities. Our tenants generally are subject to laws and regulations covering, among other things, licensure, certification for participation in government programs, billing for services, privacy and security of health information, and relationships with physicians and other referral sources. In addition, new laws and regulations, changes in existing laws and regulations or changes in the interpretation of such laws or regulations could negatively affect our financial condition and the financial condition of our tenants. These changes, in some cases, could apply retroactively. The enactment, timing, or effect of legislative or regulatory changes cannot be predicted.

The Affordable Care Act is changing how healthcare services are covered, delivered, and reimbursed through expanded coverage of uninsured individuals and reduced Medicare program spending. In addition, it reforms certain aspects of health insurance, expands existing efforts to tie Medicare and Medicaid payments to performance and quality, and contains provisions intended to strengthen fraud and abuse enforcement. The complexities and ramifications of the Affordable Care Act are significant and are being implemented in a phased approach which began in 2010. It remains difficult to predict the full effects of the Affordable Care Act and its impact on our business, our revenues, and financial condition and those of our tenants due to the law’s complexity, lack of implementing regulations or interpretive guidance, gradual implementation, partial repeal, and possible full repeal. Further, we are unable to foresee how individuals and businesses will respond to the choices afforded them by the Affordable Care Act, or the effect of any potential changes made to the Affordable Care Act or other healthcare laws and programs. The Affordable Care Act could adversely affect the reimbursement rates received by our tenants, the financial success of our tenants and strategic partners and consequently us.

In 2012, the United States Supreme Court upheld the individual mandate of the Affordable Care Act but partially invalidated the expansion of Medicaid. The ruling on Medicaid expansion allow states not to participate in the expansion (and to forego funding for the Medicaid expansion) without losing their existing Medicaid funding. While the U.S. federal government paid for approximately 100% of those additional costs from 2014 to 2016, states now are expected to pay a small percentage of those additional costs. Because the U.S. federal government substantially funds the Medicaid expansion, it is unclear how many states ultimately will elect this option. As of January 2018, 32 states and Washington, D.C. have elected to participate in the Medicaid expansion. The participation by states in the Medicaid expansion could have the effect of increasing some of our tenants’ revenues but also could be a strain on U.S. federal government and state budgets.

In 2017, President Trump and Congress unsuccessfully sought to repeal and replace the Affordable Care Act. On January 20, 2017, President Trump issued an Executive Order stating that it is the administration’s official policy to repeal the Affordable Care Act and instructing the Secretary of Health and Human Services and the heads of all other executive departments and agencies with authority and responsibility under the Affordable Care Act to, among other matters, delay implementation of or grant an exemption from any provision of the Affordable Care Act that would impose a fiscal burden on any state or a cost, fee, tax, penalty, or regulatory burden on individuals, families, healthcare providers, health insurers, patients, and others. On December 22, 2017, the Tax Act was signed into law. The Tax Act, amongst other things, repeals the Affordable Care Act’s individual mandate penalty beginning in 2019. The elimination of the penalties does not remove the requirement to obtain healthcare coverage; however, without penalties there effectively will be no enforcement. On December 14, 2018, a federal district court in Texas ruled that the Affordable Care Act’s individual mandate was unconstitutional. The court also ruled that the provisions of the individual mandate were not severable from the remainder of the Affordable Care Act, rendering the remainder of the Affordable Care Act invalid as well. The Affordable Care Act will remain in place pending an appeal of the court’s decision to the United States Court of Appeals for the Fifth Circuit.

It is possible that Congress will continue to consider other legislation to repeal the Affordable Care Act or repeal and replace some or all elements of the Affordable Care Act.

We cannot predict the effect of the Executive Order, the Tax Act’s 2019 repeal of the individual mandate penalty on the Affordable Care Act, or the Texas court’s decision or any appeal thereof, other state-based litigation, or whether Congress’ attempt to repeal or repeal and replace the law will be successful. Further, we cannot predict how the Affordable Care Act might be amended or modified, either through the legislative or judicial process, and how any such modification might impact our tenants’ operations or the net effect of this law on us. If the operations, cash flows, or financial condition of our operators and tenants are materially adversely impacted by any repeal or modification of the law, our revenue and operations may be materially adversely affected as well.

Recent changes to healthcare laws and regulations, including to government reimbursement programs such as Medicare and reimbursement rates applicable to our tenants, could have a material adverse effect on the financial condition of our tenants and, consequently, their ability to meet obligations to us.

Statutory and regulatory policy changes and decisions may impact one or more specific providers that lease space in any of our properties. In particular the following recent changes to healthcare laws and regulations may apply to our tenants:

•

The Medicare Access and CHIP Reauthorization Act of 2015 (“MACRA”) reforms Medicare payment policy for services paid under the Medicare physician fee schedule and adopts a series of policy changes affecting a wide range of providers and suppliers. MACRA repeals the sustainable growth rate formula effective January 1, 2015, and establishes a new payment framework which may impact payment rates for our tenants.

•

On January 11, 2018, the Centers for Medicare and Medicaid Services, or CMS, issued guidance to support state efforts to improve Medicaid enrollee health outcomes by incentivizing community engagement among able-bodied, working-age Medicaid beneficiaries. The policy excludes individuals eligible for Medicaid due to a disability, elderly beneficiaries, children and pregnant women. Thus far, CMS has received proposals from several states seeking requirements for able bodied Medicaid beneficiaries to engage in employment and community engagement initiatives. Kentucky, Indiana, Arkansas, New Hampshire, Arizona, Michigan and Wisconsin have been granted a waiver for their programs and require Medicaid beneficiaries to work or get ready for employment, and work requirement waiver requests from other states are currently pending before CMS. However, in June 2018, the Federal District Court in the District of Columbia vacated the CMS approval of the Kentucky waiver, finding the approval was arbitrary and capricious and the Court referred it back to CMS. In response to CMS’ willingness to entertain Medicaid program waivers, states are seeking waivers to impose other Medicaid eligibility requirements, such as drug testing and eligibility time limits. If the “work requirement” and other eligibility requirements expand to the states’ Medicaid programs, it may decrease the number of patients eligible for Medicaid. The patients that are no longer eligible for Medicaid may become self-pay patients, which may adversely impact our tenant’s ability to receive reimbursement. If our tenants’ patient payor mix becomes more self-pay patients, it may impact our tenants’ ability to collect revenues and pay rent. In addition, beginning in 2018, CMS cut funding to the 340B Program, which is intended to lower drug costs for certain healthcare providers. The cuts in the 340B Program may result in some of our tenants having less money available to cover operational costs.

•	In February of 2018, Congress passed the Bipartisan Balanced Budget Act of 2018. Some of the most notable provisions of the Bipartisan Balanced Budget Act include: (i) the permanent extension of

Medicare Special Needs Plans, or SNPs, which provide tailored care for certain qualifying Medicare beneficiaries; (ii) guaranteed funding for the Children’s Health Insurance Program, or CHIP, through 2027; (iii) expansion of Medicare coverage for tele-medicine services; and (iv) expanded testing of certain value-based care models. The extension of SNPs and funding for CHIP secure coverage for patients of our tenants and may reduce the number of uninsured patients treated by our tenants. The expansion of coverage for tele-medicine services could impact the demand for medical properties. If more patients can be treated remotely, providers may have less demand for real property.

•

Every year, the CMS adjusts payment levels and policies for physician services through rulemaking, in compliance with statutory requirements, and other budget decisions by the Executive Branch. In November 2018, CMS issued a final rule for the Medicare physician fee schedule effective for 2019. Among other things, the final rule increases payment levels during 2019 for many physician services, although payment for some procedures may be reduced based on recalculations of the practice expense component of the physician relative value units. Medicare payment for certain drugs may be reduced from 6% to 3% of the wholesale acquisition cost, if an average sales price is not available.

These regulatory changes may have an adverse financial impact on our tenants, which could impact their ability to pay rent to us. In addition, many states also regulate the establishment and construction of healthcare facilities and services, and the expansion of existing healthcare facilities and services through certificate of need, or CON, laws, which may include regulation of certain types of beds, medical equipment, and capital expenditures. Under such laws, the applicable state regulatory body must determine a need exists for a project before the project can be undertaken. If any of our tenants seeks to undertake a CON-regulated project, but are not authorized by the applicable regulatory body to proceed with the project, these tenants could be prevented from operating in their intended manner and could be materially adversely affected.

The application of lower reimbursement rates to our tenants or failure to qualify for existing rates under certain exceptions, the failure to comply with these laws and regulations, or the failure to secure CON approval to undertake a desired project could adversely affect our tenants’ ability to make rent payments to us which may have an adverse effect on our business, financial condition, and results of operations, our ability to make distributions to our stockholders.

Tenants of our healthcare properties are subject to anti-fraud and abuse laws, the violation of which by a tenant may jeopardize the tenant’s ability to make rent payments to us.

There are various federal and state laws prohibiting fraudulent and abusive business practices by healthcare providers who participate in, receive payments from, or are in a position to make referrals in connection with government-sponsored healthcare programs, including the Medicare and Medicaid programs. Our lease arrangements with certain tenants may also be subject to these fraud and abuse laws.

Violations of these laws may result in criminal and/or civil penalties that range from punitive sanctions, damage assessments, penalties, imprisonment, denial of Medicare and Medicaid payments, and/or exclusion from the Medicare and Medicaid programs. In addition, the Affordable Care Act clarifies that the submission of claims for items or services generated in violation of the Anti-Kickback Statute constitutes a false or fraudulent claim under the False Claims Act. The federal government has taken the position, and some courts have held, that violations of other laws, such as the Stark Law, can also be a violation of the False Claims Act. Additionally, certain laws, such as the False Claims Act, allow for individuals to bring whistleblower actions on behalf of the government for violations thereof. Imposition of any of these penalties upon one of our tenants or strategic partners could jeopardize that tenant’s ability to operate or to make rent payments or affect the level of occupancy in our healthcare properties, which may have a material adverse effect on our business, financial condition, and results of operations, and our ability to make distributions to our stockholders.

Adverse trends in healthcare provider operations may negatively affect our lease revenues and our ability to make distributions to our stockholders.

The healthcare industry is currently experiencing, among other things:

•	changes in the demand for and methods of delivering healthcare services;

•	changes in third party reimbursement methods and policies;

•	consolidation and pressure to integrate within the healthcare industry through acquisitions, joint ventures and managed service organizations; and

•	increased scrutiny of billing, referral, and other practices by U.S. federal and state authorities.

These factors may adversely affect the economic performance of some or all of our tenants and, in turn, our lease revenues and our ability to make distributions to our stockholders.

Tenants of our healthcare properties may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their rent payments to us.

As is typical in the healthcare industry, certain types of tenants of our healthcare properties may often become subject to claims that their services have resulted in patient injury or other adverse effects. Many of these tenants may have experienced an increasing trend in the frequency and severity of professional liability and general liability insurance claims and litigation asserted against them. The insurance coverage maintained by these tenants may not cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to these tenants due to state law prohibitions or limitations of availability. As a result, these types of tenants of our healthcare properties operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits.

Certain states have also passed tort reform legislation which limits the amount of damages that can be recovered in professional liability suits. In some states, damage limitations under tort reform legislation have been overturned by courts; this trend may continue as more plaintiffs challenge the legality of these limitations. If this trend continues, our tenants may be exposed to rising insurance premiums.

We also believe that there has been, and will continue to be, an increase in governmental investigations of certain healthcare providers, particularly in the area of Medicare/Medicaid false claims and patient privacy, as well as an increase in enforcement actions resulting from these investigations. Insurance may not be available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on a tenant’s financial condition. If a tenant is unable to obtain or maintain insurance coverage, if judgments are obtained in excess of the insurance coverage, if a tenant is required to pay uninsured punitive damages, or if a tenant is subject to an uninsurable government enforcement action, the tenant could be exposed to substantial additional liabilities, which may affect the tenant’s ability to pay rent, which in turn could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Further, the Health Insurance Portability and Accountability Act, commonly referred to as HIPAA, was established in 1996 to set national standards for the confidentiality, security, and transmission of personal health information (PHI). Healthcare providers are required, under HIPAA and its implementing regulations, to protect and keep confidential any PHI. HIPAA also sets limits and conditions on use and disclosure of PHI without patient authorization. The law gives patients specific rights to their health information, including rights to obtain a copy of or request corrections to their medical records. The physician or the medical practice can be liable if there are improper disclosures of PHI, including from employee mishandling of PHI, medical records security breaches, lost or stolen electronic devices, hacking, social media breaches or failure to get patient authorizations. Violations could result in multi-million dollar penalties. Actual or potential violations of HIPAA could subject our tenants to government investigations, litigation or other enforcement actions which could adversely affect our tenants’ ability to pay rent and could have a material adverse effect on our business, financial condition, and results of operations, our ability to pay distributions to our stockholders.

Changes in the insurance products available for patients will impact the tenant’s payor mix and may adversely impact revenues.

In 2014, state insurance exchanges created by the Affordable Care Act were implemented, which provided a new mechanism for individuals to obtain insurance. The number of payors participating in the state insurance exchanges vary, and in some regions there are very limited insurance plans available for patients. In addition, not all healthcare providers will maintain participation agreements with the payors that are participating in the state health insurance exchange. Therefore, it is possible that our tenants may incur a change in their reimbursement if the tenant does not have a participation agreement with the state insurance exchange payors and a large number of individuals elect to purchase insurance from the state insurance exchange. Further, the rates of reimbursement from the state insurance exchange payors to healthcare providers will vary greatly. The rates of reimbursement will be subject to negotiation between the healthcare provider and the payor, which may vary based upon the market, the healthcare provider’s quality metrics, the number of providers participating in the area and the patient population, among other factors. Therefore, it is uncertain whether healthcare providers will incur a decrease in reimbursement from the state insurance exchange, which may impact a tenant’s ability to pay rent.

The insurance plans that participated on the health insurance exchanges were expecting to receive risk corridor payments to address the high risk claims that it paid through the exchange product. However, the federal government currently owes the insurance companies approximately $12.3 billion under the risk corridor payment program that is currently disputed by the federal government. If the court decisions that risk corridor payments are not required to be paid to the qualified health plans on the health insurance exchange remain in effect and binding, the insurance companies may cease offering the Health Insurance Exchange product to the current beneficiaries. Therefore, our tenants will likely see an increase in individuals who are self-pay or have a lower health benefit plan due to the increase in the premium payments. Our tenants’ collections and revenues may be adversely impacted by the change in the payor mix of their patients and it may adversely impact the tenants’ ability to make rent payments.

Risks Associated with Investments in the Data Center Property Sector

Our data center properties depend upon the technology industry and a reduction in the demand for technology-related real estate could adversely impact our ability to find or keep tenants for our data center properties, which would adversely affect our results of operations.

A portion of our portfolio of properties consists of data center properties. A decline in the technology industry or a decrease in the adoption of data center space for corporate enterprises could lead to a decrease in the demand for technology-related real estate, which may have a greater adverse effect on our business and financial condition than if we owned a portfolio with a more diversified tenant base. We are susceptible to adverse developments in the corporate and institutional data center and broader technology industries (such as business layoffs or downsizing, industry slowdowns, relocations of businesses, costs of complying with government regulations or increased regulation and other factors) and the technology-related real estate market (such as oversupply of or reduced demand for space). In addition, the rapid development of new technologies or the adoption of new industry standards could render many of our tenants’ current products and services obsolete or unmarketable and contribute to a downturn in their businesses, thereby increasing the likelihood that they default under their leases, become insolvent or file for bankruptcy.

Our data center properties may not be suitable for lease to certain data center, technology or office tenants without significant expenditures or renovations.

Because many of our data center properties will contain extensive tenant improvements installed at our tenants’ expense, they may be better suited for a specific corporate enterprise data center user or technology industry tenant and could require modification in order for us to re-lease vacant space to another corporate enterprise data center user or technology industry tenant. For the same reason, our properties also may not be suitable for lease to traditional office tenants without significant expenditures or renovations.

Our tenants may choose to develop new data centers or expand their existing data centers, which could result in the loss of one or more key tenants or reduce demand for our newly developed data centers.

Our larger tenants may choose to develop new data centers or expand any existing data centers of their own. In the event that any of our key tenants were to do so, it could result in a loss of business to us or put pressure on our pricing. If we lose a tenant, there is no guarantee that we would be able to replace that tenant at a competitive rate or at all.

Our data center infrastructure may become obsolete or less marketable and we may not be able to upgrade our power, cooling, security or connectivity systems cost-effectively or at all.

The markets for data centers, as well as the industries in which data center tenants operate, are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing tenant demands. The data center infrastructure in some of the data centers that we have acquired or may acquire in the future may become obsolete or less marketable due to demand for new processes and/or technologies, including, without limitation: (i) new processes to deliver power to, or eliminate heat from, computer systems; (ii) demand for additional redundancy capacity; or (iii) new technology that permits lower levels of critical load and heat removal than our data centers are currently designed to provide. In addition, the systems that connect our data centers to the Internet and other external networks may become outdated, including with respect to latency, reliability and diversity of connectivity. When tenants demand new processes or technologies, we may not be able to upgrade our data centers on a cost effective basis, or at all, due to, among other things, increased expenses to us that cannot be passed on to the tenant or insufficient revenue to fund the necessary capital expenditures. The obsolescence of the power and cooling systems in such data centers and/or our inability to upgrade our data centers, including associated connectivity, could have a material negative impact on our business. Furthermore, potential future regulations that apply to industries we serve may require users in those industries to seek specific requirements from their data centers that we are unable to provide. These may include physical security regulations applicable to the defense industry and government contractors and privacy and security requirements applicable to the financial services and health care industries. Such regulations could have a material adverse effect on us. If our competitors offer data center space that our existing or potential data center users perceive to be superior to ours based on numerous factors, including power, security considerations, location or network connectivity, or if they offer rental rates below our or current market rates, we may lose existing or potential tenants, incur costs to improve our properties or be forced to reduce our rental rates.

Risks Associated with Debt Financing and Investments

We expect to incur mortgage indebtedness and other borrowing, which could adversely impact the value of our stockholders’ investment if the value of the property securing the debt falls or if we are forced to refinance the debt during adverse economic conditions.

We expect that in most instances, we will continue to acquire real properties by using either existing financing or borrowing new funds. In addition, we may incur mortgage debt and pledge all or some of our real properties as security for that debt to obtain funds to acquire additional real properties. We may borrow if we need funds to satisfy the REIT tax qualification requirement that we distribute at least 90% of our annual REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gain, to our stockholders. We also may borrow if we otherwise deem it necessary or advisable to assure that we qualify, or maintain our qualification, as a REIT.

We believe that utilizing borrowing is consistent with our objective of maximizing the return to investors. There is no limitation on the amount we may borrow against any single improved property. Our charter provides that, until such time as shares of our common stock are listed on a national securities exchange or traded in the over-the-counter market, our borrowings may not exceed 300% of our total net assets as of the date of any borrowing (which is the maximum level of indebtedness permitted under the NASAA REIT Guidelines absent a satisfactory showing that a higher level is appropriate), which is generally expected to be approximately 75% of the cost of our investments; however, we may exceed that limit if approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following such borrowing along with justification for exceeding such limit. This charter limitation, however, does not apply to individual real estate assets or investments. In addition, our board of directors has adopted investment policies that prohibit us from borrowing, following the completion of our Offering, in excess of 50% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets, unless borrowing a greater amount is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report along with justification for the excess; provided, however, that this policy limitation does not apply to individual real estate assets or investments. At the date of acquisition of each asset, we anticipate that the cost of investment for such asset will be substantially similar to its fair market value, which will enable us to comply with the limitations of the NASAA REIT Guidelines set forth in our charter. However, subsequent events, including changes in the fair market value of our assets, could result in our exceeding these limitations. We expect that from time to time during the period of investing proceeds of our Offerings, we will seek independent director approval of borrowings in excess of these limitations since we will then be in the process of raising our equity capital to acquire our portfolio. As a result, we expect that our debt levels will be higher until we have invested most of our capital, which may cause us to incur higher interest charges, make higher debt service payments or be subject to restrictive covenants.

If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage debt on a property, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of our stockholders’ investment. For U.S. federal income tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. In such event, we may be unable to pay the amount of distributions required in order to maintain our REIT status. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we provide a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our stockholders will be adversely affected which could result in our losing our REIT status and would result in a decrease in the value of our stockholders’ investment.

Changes in the debt markets could have a material adverse impact on our earnings and financial condition.

The domestic and international commercial real estate debt markets are subject to volatility resulting in, from time to time, the tightening of underwriting standards by lenders and credit rating agencies, which results in lenders increasing the cost for debt financing. Should the overall cost of borrowings increase, either by increases in the index rates or by increases in lender spreads, we will need to factor such increases into the economics of future acquisitions. This may result in future acquisitions generating lower overall economic returns and potentially reducing future cash flow available for distribution. If these disruptions in the debt markets persist, our ability to borrow monies to finance the purchase of, or other activities related to, real estate assets will be negatively impacted. If we are unable to borrow monies on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. In addition, we may find it difficult, costly or impossible to refinance indebtedness which is maturing.

In addition, the state of the debt markets could have an impact on the overall amount of capital invested in real estate, which may result in price or value decreases of real estate assets. Although this may benefit us for future acquisitions, it could negatively impact the current value of our existing assets.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire and the amount of cash distributions we can make.

If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the loans come due, or of being unable to refinance on favorable terms. If interest rates are higher when the properties are refinanced, we may not be able to finance the properties and our income could be reduced. If any of these events occur, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

In connection with providing us financing, certain of our lenders have and may impose restrictions on us that affect our distribution, investment and operating policies and our ability to incur additional debt. Loan documents we have entered into and may continue to enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage or replace our Advisor. These or other limitations may adversely affect our flexibility and our ability to achieve our investment and operating objectives. Additionally, such restrictions could make it difficult for us to satisfy the requirements necessary to maintain our qualification as a REIT for U.S. federal income tax purposes.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to pay distributions to our stockholders.

As of December 31, 2018, we had $822.8 million of total principal debt outstanding, of which $255.0 million was variable rate principal debt outstanding. As of December 31, 2018, our weighted average interest rate for variable rate debt was 4.5%. Increases in interest rates would increase our interest costs, if we obtain additional variable rate debt, which could reduce our cash flows and our ability to pay distributions to stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times that may not permit realization of the maximum return on such investments.

The London Inter-bank Offered Rate (“LIBOR”) and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences. Additionally, LIBOR may cease to be published and could be replaced by alternative benchmarks, which could impact interest rates under our debt agreements.

The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on our current or future debt obligations may be adversely affected.

We may invest in collateralized mortgage-backed securities, which may increase our exposure to credit and interest rate risk.

We may invest in collateralized mortgage-backed securities, or CMBS, which may increase our exposure to credit and interest rate risk. We have not adopted, and do not expect to adopt, any formal policies or procedures designed to manage risks associated with our investments in CMBS. In this context, credit risk is the risk that borrowers will default on the mortgages underlying the CMBS. We intend to manage this risk by investing in CMBS guaranteed by U.S. government agencies, such as the Government National Mortgage Association, or GNMA, or U.S. government sponsored enterprises, such as the Federal National Mortgage Association, or FNMA, or the Federal Home Loan Mortgage Corporation, or FHLMC. Interest rate risk occurs as prevailing market interest rates change relative to the current yield on the CMBS. For example, when interest rates fall, borrowers are more likely to prepay their existing mortgages to take advantage of the lower cost of financing. As prepayments occur, principal is returned to the holders of the CMBS sooner than expected, thereby lowering the effective yield on the investment. On the other hand, when interest rates rise, borrowers are more likely to maintain their existing mortgages. As a result, prepayments decrease, thereby extending the average maturity of the mortgages underlying the CMBS. We intend to manage interest rate risk by purchasing CMBS offered in tranches, or with sinking fund features, that are designed to match our investment objectives. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to pay distributions to our stockholders will be adversely affected.

Any real estate debt security that we originate or purchase is subject to the risks of delinquency and foreclosure.

We may originate and purchase real estate debt securities, which are subject to risks of delinquency and foreclosure and risks of loss. Typically, we will not have recourse to the personal assets of our borrowers. The ability of a borrower to repay a real estate debt security secured by an income-producing property depends primarily upon the successful operation of the property, rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the real estate debt security may be impaired. We bear the risks of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the real estate debt security, which could have a material adverse effect on our cash flow from operations and limit amounts available for distribution to our stockholders. In the event of the bankruptcy of a real estate debt security borrower, the real estate debt security to that borrower will be deemed to be collateralized only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the real estate debt security will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a real estate debt security can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed real estate debt security. We also may be forced to foreclose on certain properties, be unable to sell these properties and be forced to incur substantial expenses to improve operations at the property.

U.S. Federal Income Tax Risks

Failure to maintain our qualification as a REIT would adversely affect our operations and our ability to make distributions.

In order for us to maintain our qualification as a REIT, we must satisfy certain requirements set forth in the Code and Treasury Regulations and various factual matters and circumstances that are not entirely within our control. We intend to structure our activities in a manner designed to satisfy all of these requirements. However, if certain of our operations were to be recharacterized by the Internal Revenue Service, or IRS, such recharacterization could jeopardize our ability to satisfy all of the requirements for qualification as a REIT.

If we fail to maintain our qualification as a REIT for any taxable year and we do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax on our taxable income at corporate rates.

In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends-paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax. Our failure to qualify as a REIT would adversely affect the return of a stockholder’s investment.

To maintain our qualification as a REIT, we must meet annual distribution requirements, which may result in us distributing amounts that may otherwise be used for our operations and which could result in our inability to acquire appropriate assets.

To maintain the favorable tax treatment afforded to REITs under the Code, we generally will be required each year to distribute to our stockholders at least 90% of our REIT taxable income determined without regard to the dividends-paid deduction and excluding net capital gain. To the extent that we do not distribute all of our net capital gains or distribute at least 90% of our REIT taxable income, as adjusted, we will have to pay tax on those amounts at regular ordinary and capital gains corporate tax rates. Furthermore, if we fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for that year, (b) 95% of our capital gain net income for that year, and (c) any undistributed taxable income from prior periods, we would have to pay a 4% nondeductible excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed and (b) the amounts we retained and upon which we paid income tax at the corporate level. These requirements could cause us to distribute amounts that otherwise would be spent on investments in real estate assets, and it is possible that we might be required to borrow funds, possibly at unfavorable rates, or sell assets to fund these distributions. In addition, we could pay part of these required distributions in shares of our common stock, which would result in shareholders having tax liabilities from such distributions in excess of the cash they receive. The treatment of such taxable share distributions is not clear, and it is possible the taxable share distribution will not count towards our distribution requirement, in which case adverse consequences could apply. Although we intend to continue to make distributions sufficient to meet the annual distribution requirements and to avoid U.S. federal income and excise taxes, it is possible that we might not always be able to do so.

Our stockholders may have current tax liability on distributions they elect to reinvest in our common stock but would not receive cash from such distributions, and therefore our stockholders would need to use funds from another source to pay such tax liability.

If our stockholders participate in our distribution reinvestment plan, they will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in common stock to the extent the amount reinvested was not a tax-free return of capital. As a result, unless stockholders are a tax-exempt entity, they may have to use funds from other sources to pay their tax liability on distributions reinvested in our shares.

Certain of our business activities are potentially subject to the prohibited transaction tax, which could reduce the return on our stockholders’ investment.

Our ability to dispose of a property during the first few years following its acquisition is restricted to a substantial extent as a result of our REIT status. Whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. Properties we own, directly or through any subsidiary entity, including our Operating Partnership, but generally excluding our taxable REIT subsidiaries, may, depending on how we conduct our operations, be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business. Under applicable provisions of the Code regarding prohibited transactions by REITs, we would be subject to a 100% tax on any gain recognized on the sale or other disposition of any property (other than foreclosure property) that we own, directly or through any subsidiary entity, including our Operating Partnership, but generally excluding our taxable REIT subsidiaries, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of trade or business. Any taxes we pay would reduce our cash available for distribution to our stockholders. Our concern over paying the prohibited transactions tax may cause us to forego disposition opportunities that would otherwise be advantageous if we were not a REIT.

In certain circumstances, we may be subject to U.S. federal, state and local income taxes as a REIT, which would reduce our cash available for distribution to our stockholders.

Even if we maintain our qualification as a REIT, we may be subject to U.S. federal, state and local income taxes. For example, net income from the sale of properties that are “dealer” properties sold by a REIT (a “prohibited transaction” under the Code) will be subject to a 100% excise tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We also may decide to retain net capital gain we earn from the sale or other disposition of our property and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and thereon seek a refund of such tax. Further, a 100% excise tax would be imposed on certain transactions between us and any potential taxable REIT subsidiaries that are not conducted on an arm’s-length basis. We also may be subject to state and local taxes on our income or property, either directly or at the level of our Operating Partnership or at the level of the other companies through which we indirectly own our assets. Any taxes we pay would reduce our cash available for distribution to our stockholders.

The use of taxable REIT subsidiaries, which may be required for REIT qualification purposes, would increase our overall tax liability and thereby reduce our cash available for distribution to our stockholders.

Some of our assets may need to be owned by, or operations may need to be conducted through, one or more taxable REIT subsidiaries. Any of our taxable REIT subsidiaries would be subject to U.S. federal, state and local income tax on its taxable income. The after-tax net income of our taxable REIT subsidiaries would be available for distribution to us. Further, we would incur a 100% excise tax on transactions with our taxable REIT subsidiaries that are not conducted on an arm’s-length basis. For example, to the extent that the rent paid by one of our taxable REIT subsidiaries exceeds an arm’s-length rental amount, such amount would be potentially subject to a 100% excise tax. While we intend that all transactions between us and our taxable REIT subsidiaries would be conducted on an arm’s-length basis, and therefore, any amounts paid by our taxable REIT subsidiaries to us would not be subject to the excise tax, no assurance can be given that no excise tax would arise from such transactions.

Complying with REIT requirements may force us to forgo and/or liquidate otherwise attractive investment opportunities.

To maintain our qualification as a REIT, we must ensure that we meet the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets, including certain mortgage loans and certain kinds of mortgage-related securities. The remainder of our investment in securities (other than government securities, taxable REIT subsidiaries and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets can consist of the securities (other than government securities, taxable REIT subsidiaries, and qualified real estate assets) of any one issuer. No more than 20% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries, and no more than 25% of the value of our assets may consist of “non-qualified publicly offered REIT instruments.” If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio or not make otherwise attractive investments in order to maintain our qualification as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

If we fail to invest a sufficient amount of the net proceeds from selling our common stock in real estate assets within one year from the receipt of the proceeds, we could fail to qualify as a REIT.

Temporary investment of the net proceeds from sales of our common stock in short-term securities and income from such investment generally will allow us to satisfy various REIT income and asset requirements, but only during the one-year period beginning on the date we receive the net proceeds. If we are unable to invest a sufficient amount of the net proceeds from sales of our common stock in qualifying real estate assets within such one-year period, we could fail to satisfy one or more of the gross income or asset tests and/or we could be limited to investing all or a portion of any remaining funds in cash or cash equivalents. If we fail to satisfy any such income or asset test, unless we are entitled to relief under certain provisions of the Internal Revenue Code, we could fail to qualify as a REIT.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status, which would subject us to U.S. federal income tax at corporate rates, which would reduce the amounts available for distribution to our stockholders and threaten our ability to remain qualified as a REIT.

We have and may continue to purchase properties and lease them back to the sellers of such properties. While we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a true lease, thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes, the IRS could challenge such characterization. In the event that any such sale-leaseback is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the REIT qualification asset tests or income tests and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated, which also might cause us to fail to meet the annual distribution requirement for a taxable year in the event we cannot make a sufficient deficiency dividend.

If our leases are not considered as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT.

To qualify as a REIT, we must satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, such as “rents from real property.” In order for rent paid to us to qualify as “rents from real property” for purposes of the REIT gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, joint ventures, or some other type of arrangement. If our leases are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT, which would materially adversely impact the value of an investment in our securities and in our ability to pay dividends to our stockholders.

The lease of our properties to a TRS is subject to special requirements.

Under the provisions of the REIT Investment Diversification and Empowerment Act of 2007 (“RIDEA”), we may lease certain “qualified health care properties” to a TRS (or a limited liability company of which a TRS is a member). The TRS in turn would contract with a third party operator to manage the health care operations at these properties. The rents paid by a TRS in this structure would be treated as qualifying rents from real property for purposes of the REIT requirements only if (i) they are paid pursuant to an arm’s-length lease of a qualified health care property and (ii) the operator qualifies as an “eligible independent contractor” with respect to the property. An operator will qualify as an eligible independent contractor if it meets certain ownership tests with respect to us, and if, at the time the operator enters into the property management agreement, the operator is actively engaged in the trade or business of operating qualified health care properties for any person who is not a related person to us or the TRS. If any of the above conditions were not satisfied, then the rents would not be considered income from a qualifying source for purposes of the REIT rules, which could cause us to incur penalty taxes or to fail to qualify as a REIT.

Legislative or regulatory action could adversely affect the returns to our investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect our taxation and our ability to continue to qualify as a REIT or the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. Our stockholders are urged to consult with their tax advisor with respect to the impact of recent legislation on their investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares.

Although REITs generally receive better tax treatment than entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a regular corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a regular corporation, without the vote of our stockholders. Our board of directors has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interests of our stockholders.

In addition, on December 22, 2017, the Tax Cuts and Jobs Act was signed into law. The Tax Cuts and Jobs Act made significant changes to the U.S. federal income tax rules for taxation of individuals and businesses, generally effective for taxable years beginning after December 31, 2017. In addition to reducing corporate and individual tax rates, the Tax Cuts and Jobs Act eliminates or restricts various deductions. Most of the changes applicable to individuals are temporary and apply only to taxable years beginning after December 31, 2017 and before January 1, 2026. The Tax Cuts and Jobs Act made numerous changes to the tax rules that do not affect the REIT qualification rules directly, but may otherwise affect us or our stockholders.

While the changes in the Tax Cuts and Jobs Act generally appear to be favorable with respect to REITs, the extensive changes to non-REIT provisions in the Internal Revenue Code may have unanticipated effects on us or our stockholders. Moreover, Congressional leaders have recognized that the process of adopting extensive tax legislation in a short amount of time without hearings and substantial time for review is likely to have led to drafting errors, issues needing clarification and unintended consequences that will have to be revisited in subsequent tax legislation. At this point, it is not clear if or when Congress will address these issues or when the IRS will issue administrative guidance on the changes made in the Tax Cuts and Jobs Act.

We urge you to consult with your own tax advisor with respect to the status of the Tax Cuts and Jobs Act and other legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

Dividends payable by REITs generally are subject to a higher tax rate than regular corporate dividends under current law.

The maximum U.S. federal income tax rate for “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates generally is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates for qualified dividends and are taxed at ordinary income rates (but under the Tax Cuts and Jobs Act, U.S. stockholders that are individuals, trusts and estates generally may deduct 20% of ordinary dividends from a REIT for taxable years beginning after December 31, 2017, and before January 1, 2026). Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the reduced rates continue to apply to regular corporate qualified dividends, investors that are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the shares of REITs, including our common stock.

If our Operating Partnership fails to maintain its status as a partnership, its income may be subject to taxation, which would reduce the cash available for distribution to our stockholders.

We intend to maintain the status of our Operating Partnership as a partnership for U.S. federal income tax purposes. However, if the IRS were to successfully challenge the status of our Operating Partnership as a partnership or disregarded entity for such purposes, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that our Operating Partnership could make to us. This would also result in our losing REIT status, and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to pay distributions and the yield on our stockholders’ investment. In addition, if any of the partnerships or limited liability companies through which our Operating Partnership owns its properties, in whole or in part, loses its characterization as a partnership and is otherwise not disregarded for U.S. federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to our Operating Partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain REIT status.

Foreign purchasers of our common stock may be subject to FIRPTA tax upon the sale of their shares or upon the payment of a capital gain dividend, which would reduce any gains they would otherwise have on their investment in our shares.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to the Foreign Investment in Real Property Tax Act of 1980, as amended, or FIRPTA, on the gain recognized on the disposition. However, certain foreign pension plans and certain foreign publicly traded entities are exempt from FIRPTA withholding. Further, such FIRPTA tax does not apply to the disposition of stock in a REIT if the REIT is “domestically controlled.” A REIT is “domestically controlled” if less than 50% of the REIT’s stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT’s existence. We cannot assure our stockholders that we will qualify as a “domestically controlled” REIT. If we were to fail to so qualify, any gain realized by foreign investors on a sale of our shares would be subject to FIRPTA tax, unless our shares were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock.

A foreign investor also may be subject to FIRPTA tax upon the payment of any capital gain dividend by us, which dividend is attributable to gain from sales or exchanges of U.S. real property interests. We encourage our stockholders to consult their own tax advisor to determine the tax consequences applicable to them if they are a foreign investor.

Employee Benefit Plan, IRA, and Other Tax-Exempt Investor Risks

We, and our stockholders that are employee benefit plans, IRAs, annuities described in Sections 403(a) or (b) of the Code, Archer MSAs, health savings accounts, or Coverdell education savings accounts, and other arrangements that are subject to ERISA or Section 4975 of the Code (referred to generally as Benefit Plans and IRAs) will be subject to risks relating specifically to our having such Benefit Plan and IRA stockholders, which risks are discussed below.

If a stockholder that is a Benefit Plan or IRA fails to meet the fiduciary and other standards under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or the Code as a result of an investment in shares of our common stock, such stockholder could be subject to civil penalties (and criminal penalties, if the failure is willful).

There are special considerations that apply to Benefit Plans and IRAs investing in shares of our common stock. Stockholders that are Benefit Plans and IRA should consider:

•	whether the investment is consistent with the applicable provisions of ERISA and the Code, or any other applicable governing authority in the case of a plan not subject to ERISA or the Code;

•	whether the investment is made in accordance with the documents and instruments governing his or her Benefit Plan or IRA, including any investment policy;

•	whether the investment satisfies the prudence, diversification and other requirements of Section 404(a) of ERISA or any similar rule under other applicable laws or regulations;

•	whether the investment will impair the liquidity needs to satisfy minimum and other distribution requirements of the Benefit Plan or IRA and tax withholding requirements that may be applicable;

•	whether the investment will constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any similar rule under other applicable laws or regulations;

•	whether the investment will produce or result in “unrelated business taxable income” or UBTI, as defined in Sections 511 through 514 of the Code, to the Benefit Plan or IRA;

•	whether the investment will cause our assets to be treated as “plan assets” of the Benefit Plan or IRA.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA, the Code, or other applicable statutory or common law may result in the imposition of civil and criminal (if the violation is willful) penalties, and can subject the fiduciary to equitable remedies. In addition, if an investment in our common stock constitutes a prohibited transaction under ERISA or the Code, the “party-in-interest” (within the meaning of ERISA) or “disqualified person” (within the meaning of the Code) who authorized or directed the investment may have to compensate the plan for any losses the plan suffered as a result of the transaction or restore to the plan any profits made by such person as a result of the transaction, or may be subject to excise taxes with respect to the amount involved. In the case of a prohibited transaction involving an IRA, the IRA may be disqualified and all of the assets of the IRA may be deemed distributed and subject to tax.

In addition to considering their fiduciary responsibilities under ERISA and the prohibited transaction rules of ERISA and the Code, stockholders that are Benefit Plans and IRAs should consider the effect of the plan assets regulation, U.S. Department of Labor Regulation Section 2510.3-101, as modified by ERISA Section 3(42). To avoid our assets from being considered “plan assets” under the plan assets regulation, our charter prohibits “benefit plan investors” from owning 25% or more of the shares of our common stock prior to the time that the common stock qualifies as a class of publicly-offered securities, within the meaning of the plan assets regulation. However, we cannot assure our stockholders that those provisions in our charter will be effective in limiting benefit plan investors’ ownership to less than the 25% limit. For example, the limit could be unintentionally exceeded if a benefit plan investor misrepresents its status as a benefit plan investor. If our underlying assets were to be considered plan assets of a benefit plan investor subject to ERISA, (i) we would be an ERISA fiduciary and subject to certain fiduciary requirements of ERISA with which it would be difficult for us to comply and (ii) we could be restricted from entering into favorable transactions if the transaction, absent an exemption, would constitute a prohibited transaction under ERISA or the Code. Even if our assets are not considered to be “plan assets,” a prohibited transaction could occur if we or any of our affiliates is a fiduciary (within the meaning of ERISA) of a Benefit Plan or IRA stockholder.

Due to the complexity of these rules and the potential penalties that may be imposed, it is important that stockholders that are Benefit Plans and IRAs consult with their own advisors regarding the potential applicability of ERISA, the Code and any similar applicable law.

Stockholders that are Benefit Plans and IRAs may be limited in their ability to withdraw required minimum distributions as a result of an investment in shares of our common stock.

If Benefit Plans or IRAs invest in our common stock, the Code may require such plan or IRA to withdraw required minimum distributions in the future. Our stock will be highly illiquid, and our share repurchase program only offers limited liquidity. If a Benefit Plan or IRA requires liquidity, it may generally sell its shares, but such sale may be at a price less than the price at which such plan or IRA initially purchased its shares of our common stock. If a Benefit Plan or IRA fails to make required minimum distributions as required, it may be subject to certain taxes and tax penalties.

Specific rules apply to foreign, governmental and church plans.

As a general rule, certain employee benefit plans, including foreign pension plans, governmental plans established or maintained in the United States (as defined in Section 3(32) of ERISA), and certain church plans (as defined in Section 3(33) of ERISA), are not subject to ERISA’s requirements and are not “benefit plan investors” within the meaning of the plan asset regulation. Any such plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Code may nonetheless be subject to the prohibited transaction rules set forth in Section 503 of the Code and, under certain circumstances in the case of church plans, Section 4975 of the Code. Also, some foreign plans and governmental plans may be subject to foreign, state, or local laws which are, to a material extent, similar to the provisions of ERISA or Section 4975 of the Code. Each fiduciary of a plan subject to any such similar law should make its own determination as to the need for and the availability of any exemption relief.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal executive offices are located at 4890 West Kennedy Blvd., Suite 650, Tampa, Florida 33609. We do not have an address separate from our Advisor or our Sponsor.

As of December 31, 2018, we owned a portfolio of 62 real estate investments, consisting of 85 properties, located in 42 MSAs and one µSA, comprised of approximately 5,815,000 rentable square feet of commercial space. As of December 31, 2018, 43 of our real estate investments were single-tenant and 19 of our real estate investments were multi-tenant. As of December 31, 2018, 97.6% of our rentable square feet was leased, with a weighted average remaining lease term of 9.7 years.

Property Statistics

The following table shows the property statistics of our real estate portfolio as of December 31, 2018:

Property	MSA/µSA	Segment	Date Acquired	Year Constructed	Year Renovated	Physical Occupancy	Leased Sq Ft	Encumbrances, $ (in thousands)
Cy Fair Surgical Center	Houston-The Woodlands-Sugar Land, TX	Healthcare	07/31/2014	1993	N/A	100%	13,645		(1)
Mercy Healthcare Facility	Cincinnati, OH-KY-IN	Healthcare	10/29/2014	2001	N/A	100%	14,868		(1)
Winston-Salem, NC IMF	Winston-Salem, NC	Healthcare	12/17/2014	2004	N/A	100%	22,200		(1)
New England Sinai Medical Center	Boston-Cambridge-Newton, MA-NH	Healthcare	12/23/2014	1967/1973	1997	100%	180,744		(1)
Baylor Surgical Hospital at Fort Worth	Dallas-Fort Worth-Arlington, TX	Healthcare	12/31/2014	2014	N/A	100%	83,464		(1)
Baylor Surgical Hospital Integrated Medical Facility	Dallas-Fort Worth-Arlington, TX	Healthcare	12/31/2014	2014	N/A	87.31%	7,219		(1)
Winter Haven Healthcare Facility	Lakeland-Winter Haven, FL	Healthcare	01/27/2015	2009	N/A	100%	7,560	—
Heartland Rehabilitation Hospital	Kansas City, MO-KS	Healthcare	02/17/2015	2014	N/A	100%	54,568		(1)
Indianapolis Data Center	Indianapolis-Carmel-Anderson, IN	Data Center	04/01/2015	2000	2014	100%	43,724		(1)
Clarion IMF	Pittsburgh, PA	Healthcare	06/01/2015	2012	N/A	100%	33,000		(1)
Post Acute Webster Rehabilitation Hospital	Houston-The Woodlands-Sugar Land, TX	Healthcare	06/05/2015	2015	N/A	100%	53,514		(1)
Eagan Data Center	St. Cloud, MN	Data Center	06/29/2015	1998	2015	100%	87,402		(1)
Houston Surgical Hospital and LTACH	Houston-The Woodlands-Sugar Land, TX	Healthcare	06/30/2015	1950	2005/2008	100%	102,369		(1)
KMO IMF-Cincinnati I	Cincinnati, OH-KY-IN	Healthcare	07/22/2015	1959	1970/2013	100%	139,428		(1)
KMO IMF-Cincinnati II	Cincinnati, OH-KY-IN	Healthcare	07/22/2015	2014	N/A	100%	41,600		(1)
KMO IMF-Florence	Cincinnati, OH-KY-IN	Healthcare	07/22/2015	2014	N/A	100%	41,600		(1)
KMO IMF-Augusta	Augusta-Waterville, ME (µSA)	Healthcare	07/22/2015	2010	N/A	100%	51,000		(1)
KMO IMF-Oakland	Augusta-Waterville, ME (µSA)	Healthcare	07/22/2015	2003	N/A	100%	20,000		(1)
Reading Surgical Hospital	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	Healthcare	07/24/2015	2007	N/A	100%	33,217		(1)
Post Acute Warm Springs Specialty Hospital of Luling	Austin-Round Rock, TX	Healthcare	07/30/2015	2002	N/A	100%	40,901		(1)
Minnetonka Data Center	Minneapolis-St. Paul- Bloomington, MN-WI	Data Center	08/28/2015	1985	N/A	100%	135,240		(1)
Nebraska Healthcare Facility	Omaha-Council Bluffs, NE-IA	Healthcare	10/14/2015	2014	N/A	100%	40,402		(1)
Heritage Park-Sherman I	Sherman-Denison, TX	Healthcare	11/20/2015	2005	2010	100%	57,576		(1)
Heritage Park-Sherman II	Sherman-Denison, TX	Healthcare	11/20/2015	2005	N/A	100%	8,055		(1)
Baylor Surgery Center at Fort Worth	Dallas-Fort Worth-Arlington, TX	Healthcare	12/23/2015	1998	2007/2015	100%	36,800		(1)
HPI-Oklahoma City I	Oklahoma City, OK	Healthcare	12/29/2015	1985	1998/2003	100%	94,076	22,500
HPI-Oklahoma City II	Oklahoma City, OK	Healthcare	12/29/2015	1994	1999	100%	41,394		(1)
Waco Data Center	Waco, TX	Data Center	12/30/2015	1956	2009	100%	43,596		(1)
HPI-Edmond	Oklahoma City, OK	Healthcare	01/20/2016	2002	N/A	100%	17,700		(1)
HPI-Oklahoma City III	Oklahoma City, OK	Healthcare	01/27/2016	2007	N/A	100%	8,762		(1)
HPI-Oklahoma City IV	Oklahoma City, OK	Healthcare	01/27/2016	2006	N/A	100%	5,000		(1)
Alpharetta Data Center III	Atlanta-Sandy Springs-Roswell, GA	Data Center	02/02/2016	1999	N/A	100%	77,322	—
Flint Data Center	Flint, MI	Data Center	02/02/2016	1987	N/A	100%	32,500		(1)

Property	MSA/µSA	Segment	Date Acquired	Year Constructed	Year Renovated	Physical Occupancy	Leased Sq Ft	Encumbrances, $ (in thousands)
HPI-Newcastle	Oklahoma City, OK	Healthcare	02/03/2016	1995	1999	100%	7,424		(1)
HPI-Oklahoma City V	Oklahoma City, OK	Healthcare	02/11/2016	2008	N/A	100%	43,676		(1)
Vibra Rehabilitation Hospital	Riverside-San Bernardino-Ontario, CA	Healthcare	03/01/2016	2018	N/A	100%	47,008	—
HPI-Oklahoma City VI	Oklahoma City, OK	Healthcare	03/07/2016	2007	N/A	100%	14,676		(1)
Tennessee Data Center	Nashville-Davidson- Murfreesboro-Franklin, TN	Data Center	03/31/2016	2015	N/A	100%	71,726		(1)
HPI-Oklahoma City VII	Oklahoma City, OK	Healthcare	06/22/2016	2016	N/A	100%	102,978	25,000
Post Acute Las Vegas Rehabilitation Hospital	Las Vegas-Henderson-Paradise, NV	Healthcare	06/24/2016	2017	N/A	100%	56,220	—
Somerset Data Center	New York-Newark-Jersey City, NY-NJ-PA	Data Center	6/29/2016	1973	2006	100%	36,118		(1)
Integris Lakeside Women’s Hospital	Oklahoma City, OK	Healthcare	06/30/2016	1997	2008	100%	62,857		(1)
AT&T Hawthorne Data Center	Los Angeles-Long Beach- Anaheim, CA	Data Center	09/27/2016	1963	1983/2001	100%	288,000	39,749
McLean I	Washington-Arlington-Alexandria, DC-VA-MD-WV	Data Center	10/17/2016	1966	1998	94.90%	65,794	23,460
McLean II	Washington-Arlington-Alexandria, DC-VA-MD-WV	Data Center	10/17/2016	1991	1998	100%	62,002	27,540
Select Medical Rehabilitation Facility	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	Healthcare	11/01/2016	1995	N/A	100%	89,139	31,790
Andover Data Center II	Boston-Cambridge-Newton, MA-NH	Data Center	11/08/2016	2000	N/A	100%	153,000		(1)
Grand Rapids Healthcare Facility	Grand Rapids-Wyoming, MI	Healthcare	12/07/2016	2008	N/A	84.63%	90,386	30,450
Corpus Christi Surgery Center	Corpus Christi, TX	Healthcare	12/22/2016	1992	N/A	100%	25,102	—
Chicago Data Center II	Chicago-Naperville-Elgin, IL-IN-WI	Data Center	12/28/2016	1987	2016	100%	115,352		(1)
Blythewood Data Center	Columbia, SC	Data Center	12/29/2016	1983	N/A	100%	64,637		(1)
Tempe Data Center	Phoenix-Mesa-Scottsdale, AZ	Data Center	01/26/2017	1977	1983/2008/2011	100%	44,244		(1)
Aurora Healthcare Facility	Chicago-Naperville-Elgin, IL-IN-WI	Healthcare	03/30/2017	2002	N/A	100%	24,722		(1)
Norwalk Data Center	Bridgeport-Stamford-Norwalk, CT	Data Center	03/30/2017	2013	N/A	100%	167,691	34,200
Texas Rehab-Austin	Austin-Round Rock, TX	Healthcare	03/31/2017	2012	N/A	100%	66,095	20,881
Texas Rehab-Allen	Dallas-Fort Worth-Arlington, TX	Healthcare	03/31/2017	2007	N/A	100%	42,627	13,150
Texas Rehab-Beaumont	Beaumont-Port Arthur, TX	Healthcare	03/31/2017	1991	N/A	100%	61,000	5,869
Charlotte Data Center II	Charlotte-Concord-Gastonia, NC-SC	Data Center	05/15/2017	1989	2016	100%	52,924		(1)
250 Williams Atlanta Data Center	Atlanta-Sandy Springs-Roswell, GA	Data Center	06/15/2017	1989	2007	91.21%	908,214	116,200
Sunnyvale Data Center	San Jose-Sunnyvale-Santa Clara, CA	Data Center	06/28/2017	1992	1998	100%	76,573		(1)
Texas Rehab-San Antonio	San Antonio-New Braunfels, TX	Healthcare	06/29/2017	1985/1992	N/A	100%	44,746	10,500
Cincinnati Data Center	Cincinnati, OH-KY-IN	Data Center	06/30/2017	1985	2001	100%	69,826		(1)
Silverdale Healthcare Facility	Bremerton-Silverdale, WA	Healthcare	08/25/2017	2005	N/A	100%	26,127		(1)
Silverdale Healthcare Facility II	Bremerton-Silverdale, WA	Healthcare	09/20/2017	2007	N/A	100%	19,184		(1)
King of Prussia Data Center	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	Data Center	09/28/2017	1960	1997	100%	50,000	12,239
Tempe Data Center II	Phoenix-Mesa-Scottsdale, AZ	Data Center	09/29/2017	1998	N/A	100%	58,560		(1)
Houston Data Center	Houston-The Woodlands-Sugar Land, TX	Data Center	11/16/2017	2013	N/A	100%	103,200	48,607
Saginaw Healthcare Facility	Saginaw, MI	Healthcare	12/21/2017	2002	N/A	100%	87,843		(1)
Elgin Data Center	Chicago-Naperville-Elgin, IL-IN-WI	Data Center	12/22/2017	2000	N/A	84.45%	55,523	5,651
Oklahoma City Data Center	Oklahoma City, OK	Data Center	12/27/2017	2008/2016	N/A	100%	92,456		(1)
Rancho Cordova Data Center I	Sacramento-Roseville-Arden- Arcade, CA	Data Center	03/14/2018	1982	2008/2010	100%	69,048		(1)
Rancho Cordova Data Center II	Sacramento-Roseville-Arden- Arcade, CA	Data Center	03/14/2018	1984	2012	63.32%	40,394		(1)
Carrollton Healthcare Facility	Dallas-Fort Worth-Arlington, TX	Healthcare	04/27/2018	2015	N/A	100%	21,990		(1)

Property	MSA/µSA	Segment	Date Acquired	Year Constructed	Year Renovated	Physical Occupancy	Leased Sq Ft	Encumbrances, $ (in thousands)
Oceans Katy Behavioral Health Hospital	Houston-The Woodlands-Sugar Land, TX	Healthcare	06/08/2018	2015	N/A	100%	34,296		(1)
San Jose Data Center	San Jose-Sunnyvale-Santa Clara, CA	Data Center	06/13/2018	1999	2005	100%	76,410		(1)
Indianola Healthcare I	Des Moines-West Des Moines, IA	Healthcare	09/26/2018	2014	N/A	100%	18,116		(1)
Indianola Healthcare II	Des Moines-West Des Moines, IA	Healthcare	09/26/2018	2011	N/A	100%	20,990		(1)
Canton Data Center	Canton-Massillon, OH	Data Center	10/03/2018	2008	N/A	100%	29,960		(1)
Benton Healthcare I (Benton)	Little Rock-North Little Rock- Conway, AR	Healthcare	10/17/2018	1992/1999	N/A	100%	104,419		(1)
Benton Healthcare II (Bryant)	Little Rock-North Little Rock- Conway, AR	Healthcare	10/17/2018	1995	N/A	100%	23,450		(1)
Benton Healthcare III (Benton)	Little Rock-North Little Rock- Conway, AR	Healthcare	10/17/2018	1983	N/A	100%	11,350		(1)
Benton Healthcare IV (Hot Springs)	Little Rock-North Little Rock- Conway, AR	Healthcare	10/17/2018	2009	N/A	100%	8,573		(1)
Clive Healthcare Facility	Des Moines-West Des Moines, IA	Healthcare	11/26/2018	2008	N/A	100%	58,156		(1)
Valdosta Healthcare I	Valdosta, GA	Healthcare	11/28/2018	2004	N/A	100%	24,750		(1)
Valdosta Healthcare II	Valdosta, GA	Healthcare	11/28/2018	1992	N/A	100%	12,745		(1)

							5,672,743	$467,786

(1)

Property collateralized under the KeyBank Credit Facility. As of December 31, 2018, 64 commercial real estate properties were collateralized under the KeyBank Credit Facility and we had an outstanding principal balance of $355,000,000.

We believe the properties are adequately covered by insurance and are suitable for their respective intended purposes. Real estate assets, other than land, are depreciated on a straight-line basis over each asset’s useful life.

Leases

Although there are variations in the specific terms of the leases in our portfolio, the following is a summary of the general structure of our leases. Generally, the leases of our properties provide for initial terms ranging from 10 to 20 years. As of December 31, 2018, the weighted average remaining lease term of our properties was 9.7 years. The properties generally are leased under net leases pursuant to which the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance. Certain leases provide for fixed increases in rent. Generally, the property leases provide the tenant with one or more multi-year renewal options, subject to generally the same terms and conditions as the initial lease term.

The following table shows lease expirations of our real properties based on annualized contractual base rent as of December 31, 2018 and for each of the next ten years ending December 31 and thereafter, as follows:

Year of Lease Expiration	Total Number of Leases	Leased Sq Ft	Annualized Contractual Base Rent (in thousands) (1)	Percentage of Annualized Contractual Base Rent
2019	12	35,819	$701,720	0.49%
2020	6	35,707	1,006,132	0.70%
2021	8	232,519	4,194,111	2.91%
2022	12	337,301	6,547,490	4.54%
2023	12	209,960	4,510,893	3.13%
2024	15	422,349	11,910,930	8.27%
2025	8	415,196	11,714,504	8.13%
2026	13	556,360	12,789,347	8.87%
2027	10	504,745	12,836,483	8.91%
2028	6	107,576	2,356,467	1.64%
Thereafter	54	2,815,211	75,529,901	52.41%

	156	5,672,743	$144,097,978	100.00%

(1)	Annualized contractual base rent is based on contractual base rent from leases in effect as of December 31, 2018.

Indebtedness

For a discussion of our indebtedness, see Note 8—“Notes Payable” and Note 9—“Credit Facility” to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

Item 3. Legal Proceedings.

We are not aware of any material pending legal proceedings to which we are a party or to which our properties are the subject.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

As of March 18, 2019, we had approximately 136.4 million shares of common stock outstanding, held by a total of 27,944 stockholders of record. The number of stockholders is based on the records of DST Systems, Inc., who serves as our registrar and transfer agent. There is no established trading market for our common stock. Therefore, there is a risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder, or at all. Unless and until our shares are listed on a national securities exchange, we do not expect that a public market for the shares will develop. Through September 30, 2018, the offering price for the shares in the Offering was $10.200 per Class A share, $9.273 per Class I share and $9.714 per Class T2 share. As of March 14, 2018, we ceased offering shares of Class T common stock in our Offering and began offering shares of Class T2 common stock in our Offering on March 15, 2018. Commencing on October 1, 2018 and through the termination of our Offering on November 27, 2018, the offering price for the shares was $10.278 per Class A share, $9.343 per Class I share and $9.788 per Class T2 share. We ceased offering shares of common stock pursuant to the Offering on November 27, 2018.

We will continue to issue shares of Class A common stock, Class I common stock, Class T common stock, and Class T2 common stock under the DRIP Offering until such time as we sell all of the shares registered for sale under the DRIP Offering, unless we file a new registration statement with the SEC or the DRIP Offering is terminated by our board of directors. The offering price for shares sold pursuant to our DRIP Offering is $9.25 per Class A share, $9.25 per Class I share, $9.25 per Class T share, and $9.25 per Class T2 share, which is equal to the most recent estimated per share net asset value, or Estimated Per Share NAV, as determined by our board of directors on September 27, 2018.

Pursuant to the terms of our charter, certain restrictions are imposed on the ownership and transfer of shares.

To assist the FINRA members and their associated persons that participated in our public offerings of common stock, pursuant to NASD Conduct Rule 2340, we disclose in each annual report distributed to stockholders a per share estimated value of the shares, the method by which it was developed, and the date of the data used to develop the estimated value. In addition, our Advisor will prepare annual statements of estimated share values to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports relating to an investment in our shares. For these purposes, the Estimated Per Share NAV of our common shares was $9.25 as of December 31, 2018.

The Estimated Per Share NAV was approved by our board of directors, at the recommendation of the Audit Committee, on September 27, 2018. The Estimated Per Share NAV of each of our Class A, Class I, Class T and Class T2 common stock is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on a diluted basis, calculated as of June 30, 2018.

The Estimated Per Share NAV was determined after consultation with the Advisor and Robert A. Stanger & Co, Inc., an independent third-party valuation firm, the engagement of which was approved by the Audit Committee. The Audit Committee, pursuant to authority delegated by our board of directors, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine our Estimated Per Share NAV, the consistency of the valuation and appraisal methodologies with real estate industry standards and practices and the reasonableness of the assumptions used in the valuations and appraisals. The valuation was performed in accordance with the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Institute for Portfolio Alternatives (formerly known as the Investment Program Association), or the IPA, in April 2013, in addition to SEC guidance. FINRA rules provide no guidance on the methodology an issuer must use to determine its estimated value per share. As with any valuation methodology, our independent valuation firm’s methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The Estimated Per Share NAV is not audited and does not represent the fair value of our assets or liabilities according to accounting principles generally accepted in the United States of America, or GAAP. Accordingly, with respect to the estimated value per share, we can give no assurance that:

•	a stockholder would be able to resell his or her shares at the Estimated Per Share NAV;

•	stockholder would ultimately realize distributions per share equal to the Estimated Per Share NAV upon liquidation of our assets and settlement of our liabilities or a sale of the company;

•	our shares of common stock would trade at the Estimated Per Share NAV on a national securities exchange;

•	an independent third-party appraiser or other third-party valuation firm would agree with the Estimated Per Share NAV; or

•	the methodology used to estimate our value per share would be acceptable to FINRA or for compliance with ERISA reporting requirements.

Further, the value of our shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets. We expect to engage an independent valuation firm to update the Estimated Per Share NAV at least annually.

For a full description of the methodologies used to value our assets and liabilities in connection with the calculation of the Estimated Per Share NAV, see our Current Report on Form 8-K filed with the SEC on October 1, 2018.

Share Repurchase Program

Prior to the time that our shares are listed on a national securities exchange, which we currently do not intend to do, our Fifth Amended and Restated Share Repurchase Program, or our share repurchase program, as described below, may provide eligible stockholders with limited, interim liquidity by enabling them to sell shares back to us, subject to restrictions and applicable law. We are not obligated to repurchase shares under our share repurchase program.

A stockholder must have beneficially held its Class A shares, Class I shares, Class T shares, or Class T2 shares, as applicable, for at least one year prior to offering them for sale to us through our share repurchase program. Our board of directors reserves the right, in its sole discretion, at any time and from time to time, to waive the one-year holding period requirement in the event of the death, Qualifying Disability, or involuntary exigent circumstance, such as bankruptcy (as determined by our board of directors, in its sole discretion) of a stockholder, or a mandatory distribution requirement under a stockholder’s IRA.

The purchase price for shares repurchased under our share repurchase program will be 100% of the most recent Estimated Per Share NAV of the Class A common stock, Class I common stock, Class T common stock or Class T2 common stock, as applicable (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). Our board of directors will adjust the estimated NAV per share of each our classes of common stock if we have made one or more special distributions to stockholders. Our board of directors will determine, in its sole discretion, which distributions, if any, constitute a special distribution.

Repurchases of shares of our common stock, when requested, are at our sole discretion and generally will be made quarterly. We will either accept or reject a repurchase request by the last day of each quarter, and we will process accepted repurchase requests on or about the tenth (10th) day of the following month (the “Repurchase Date”). If a repurchase request is granted, we or our agent will send the repurchase amount to each stockholder or heir, beneficiary or estate of a stockholder on or about the Repurchase Date. During any calendar year, we will not repurchase in excess of 5% of the number of shares of common stock outstanding on December 31st of the previous calendar year, or the 5% annual limitation.

We will fund the share repurchases with proceeds we received from the sale of shares in our DRIP during the prior year ended December 31 (subject to the DRIP Funding Limitation (as defined below)), and other operating funds that may be authorized by our board of directors. We cannot guarantee that the DRIP proceeds and other operating funds that may be authorized by our board of directors will be sufficient to accommodate all repurchase requests.

Beginning with the first quarter of 2019, we will limit the number of shares repurchased each quarter pursuant to our share repurchase program as follows (subject to the DRIP Funding Limitation (as defined below):

•

On the first quarter Repurchase Date, which generally will be January 10 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year;

•

On the second quarter Repurchase Date, which generally will be April 10 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year;

•

On the third quarter Repurchase Date, which generally will be July 10 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year; and

•

On the fourth quarter Repurchase Date, which generally will be October 10 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year.

In the event we do not repurchase 1.25% of the number of shares outstanding on December 31st of the previous calendar year in any particular quarter, we will increase the limitation on the number of shares to be repurchased in the next quarter and continue to adjust the quarterly limitations as necessary in accordance with the 5% annual limitation.

Commencing with the first quarter of 2019, we intend to fund our share repurchase program with proceeds we received during the previous calendar year from the sale of shares pursuant to the DRIP. On each Repurchase Date during 2019 and beyond, we will limit the amount of DRIP proceeds used to fund share repurchases in each quarter to 25% of the amount of DRIP proceeds received during the previous calendar year, or the DRIP Funding Limitation; provided, however, that if we do not reach the DRIP Funding Limitation in any particular quarter, we will apply the remaining DRIP proceeds to the next quarter Repurchase Date and continue to adjust the quarterly limitations as necessary in order to use all of the available DRIP proceeds for a calendar year. We cannot guarantee that DRIP proceeds will be sufficient to accommodate all requests made each quarter. Our board of directors may, in its sole discretion, reserve other operating funds to fund the share repurchase program, but is not required to reserve such funds.

As a result of the limitations described above, some or all of a stockholder’s shares may not be repurchased. Each quarter we will process repurchase requests made in connection with the death or Qualifying Disability of a stockholder, or, in the discretion of the Board, an involuntary exigent circumstance, such as bankruptcy, prior to processing any other repurchase requests. If we are unable to process all eligible repurchase requests within a quarter due to the limitations described above or in the event sufficient funds are not available, shares will be repurchased as follows: (i) first, pro rata as to repurchases upon the death or Qualifying Disability of a stockholder; (ii) next, pro rata as to repurchases to stockholders who demonstrate, in the discretion of our board of directors, an involuntary exigent circumstance, such as bankruptcy; (iii) next, pro rata as to repurchases to stockholders subject to a mandatory distribution requirement under such stockholder’s IRA; and (iv) finally, pro rata as to all other repurchase requests.

If we do not repurchase all of the shares for which repurchase requests were submitted in any quarter, all outstanding repurchase requests will automatically roll over to the subsequent quarter and priority will be given to the repurchase requests in the subsequent quarter as provided above. A stockholder or his or her estate, heir or beneficiary, as applicable, may withdraw a repurchase request in whole or in part at any time up to five business days prior to the last day of the quarter.

Our sponsor, advisor, directors and their respective affiliates are prohibited from receiving a fee in connection with the share repurchase program. Affiliates of our advisor are eligible to have their shares repurchased on the same terms as other stockholders.

A stockholder or his or her estate, heir or beneficiary may present to us fewer than all of the shares then-owned for repurchase. Repurchase requests made (i) on behalf of a deceased stockholder or a stockholder with a Qualifying Disability; (ii) by a stockholder due to an involuntary exigent circumstance, such as bankruptcy, or (iii) by a stockholder, due to a mandatory distribution under such stockholder’s IRA, may be made at any time after the occurrence of such event.

A stockholder who wishes to have shares repurchased must mail or deliver to us a written request on a form provided by us and executed by the stockholder, its trustee or authorized agent, which we must receive at least five business days prior to the last day of the quarter in which the stockholder is requesting a repurchase of his or her shares. An estate, heir or beneficiary that wishes to have shares repurchased following the death of a stockholder must mail or deliver to us a written request on a form provided by us, including evidence acceptable to our board of directors of the death of the stockholder, and executed by the executor or executrix of the estate, the heir or beneficiary, or their trustee or authorized agent, which we must receive at least five business days prior to the last day of the quarter in which the estate, heir, or beneficiary is requesting a repurchase of its shares.

Unrepurchased shares may be passed to an estate, heir or beneficiary following the death of a stockholder. If the shares are to be repurchased under any conditions outlined herein, we will forward the documents necessary to effect the repurchase, including any required signature guaranty. Our share repurchase program provides stockholders only a limited ability to have his or her or its shares repurchased for cash until a secondary market develops for our shares, at which time our share repurchase program would terminate. No such market presently exists, and we cannot assure you that any market for your shares will ever develop.

In order for a disability to entitle a stockholder to the special repurchase terms described above, or a Qualifying Disability, (1) the stockholder would have to receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be repurchased, and (2) such determination of disability would have to be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive, or the applicable governmental agency. For purposes of our share repurchase program, applicable governmental agencies would be limited to the following: (i) if the stockholder paid Social Security taxes and, therefore, could be eligible to receive Social Security disability benefits, then the applicable governmental agency would be the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (ii) if the stockholder did not pay Social Security benefits and, therefore, could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System, or CSRS, then the applicable governmental agency would be the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (iii) if the stockholder did not pay Social Security taxes and, therefore, could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and, therefore, could be eligible to receive military disability benefits, then the applicable governmental agency would be the Department of Veterans Affairs or the agency charged with the responsibility for administering military disability benefits at that time if other than the Department of Veterans Affairs. Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act of 1973 or Americans with Disabilities Act of 1990, or waiver of insurance premiums would not entitle a stockholder to the special repurchase terms described above. Repurchase requests following an award by the applicable governmental agency of disability benefits would have to be accompanied by: (1) the investor’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Veteran’s Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that we would deem acceptable and would demonstrate an award of the disability benefits. We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

•	disabilities occurring after the legal retirement age; and

•

disabilities that do not render a worker incapable of performing substantial gainful activity. Therefore, such disabilities would not qualify for the special repurchase terms, except in the limited circumstances when the investor would be awarded disability benefits by the other applicable governmental agencies described above.

Shares we purchase under our share repurchase program will have the status of authorized but unissued shares. Shares we acquire through the share repurchase program will not be reissued unless they are first registered with the SEC under the Securities Act and under appropriate state securities laws or otherwise issued in compliance with such laws.

Our share repurchase program will immediately terminate if our shares are listed on any national securities exchange. In addition, our board of directors may, in its sole discretion, suspend (in whole or in part) the share repurchase program at any time and from time to time upon notice to our stockholders and may, in its sole discretion amend or terminate the share repurchase program at any time upon 30 days’ prior notice to our stockholders for any reason it deems appropriate. Because we only repurchase shares on a quarterly basis, depending upon when during the quarter our board of directors makes this determination, it is possible that an investor would not have any additional opportunities to have its shares repurchased under the prior terms of the program, or at all, upon receipt of the notice. Because share repurchases will be funded with the net proceeds we receive from the sale of shares under our DRIP or other operating funds reserved by our board of directors in its sole discretion, the discontinuance or termination of the DRIP or our board of directors’ decision not to reserve other operating funds to fund the share repurchase program would adversely affect our ability to repurchase shares under the share repurchase program. We will notify our stockholders of such developments (1) in a Current Report on Form 8-K, in an annual or quarterly report, or (2) by means of a separate mailing.

During the year ended December 31, 2018, we repurchased 4,700,554 Class A shares, Class I shares and Class T shares of common stock (4,117,566 Class A shares, 71,180 Class I shares and 511,808 Class T shares), for an aggregate of approximately $43,230,000 (an average of $9.20 per share) under our share repurchase program. During the year ended December 31, 2017, we repurchased 1,880,820 Class A shares, Class I shares and Class T shares of common stock (1,793,424 Class A shares, 5,457 Class I shares and 81,939 Class T shares), for an aggregate purchase price of approximately $17,159,000 (an average of $9.12 per share) under our share repurchase program.

During the three months ended December 31, 2018, we fulfilled the following repurchase requests pursuant to our share repurchase program:

Period	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans and Programs	Approximate Dollar Value of Shares Available that may yet be Repurchased under the Program
October 2018	1,133,436	$9.25	1,133,436	$—
November 2018	—	$—	—	$—
December 2018	—	$—	—	$—

Total	1,133,436		1,133,436

During the three months ended December 31, 2018, we repurchased approximately $10,484,000 of Class A shares, Class I shares and Class T shares of common stock.

Stockholders

As of March 18, 2019, we had approximately 82,362,000 shares of Class A common stock, 12,476,000 shares of Class I common stock, 38,167,000 shares of Class T common stock and 3,424,000 of Class T2 common stock outstanding held by 27,944 stockholders of record.

Distributions

We are taxed and qualify as a REIT for federal income tax purposes. As a REIT, we make distributions each taxable year equal to at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding capital gains). One of our primary goals is to continue to pay monthly distributions to our stockholders. For the year ended December 31, 2018, we paid aggregate distributions of $81.2 million to Class A, Class I, Class T and Class T2 stockholders ($40.3 million in cash and $40.9 million reinvested in shares of our common stock pursuant to the DRIP). For the year ended December 31, 2017, we paid aggregate distributions of $61.3 million to Class A, Class I and Class T stockholders ($29.0 million in cash and $32.3 million reinvested in shares of our common stock pursuant to the DRIP).

Use of Public Offering Proceeds

We commenced our Initial Offering of up to $2,350,000,000 of shares of our common stock consisting of $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our DRIP on May 29, 2014. We ceased offering shares of common stock pursuant to our Initial Offering on November 24, 2017.

On November 27, 2017, we began offering up to $1,000,000,000 in shares of Class A common stock, Class I common stock, and Class T common stock in the Offering pursuant to a registration statement on Form S-11, or the Follow-On Registration Statement. We ceased offering shares of Class T common stock in our Offering on March 14, 2018 and began offering shares of Class T2 common stock on March 15, 2018. We ceased offering shares of common stock pursuant to our Offering on November 27, 2018.

On December 1, 2017, we commenced our DRIP Offering of up to $100,000,000 in shares of Class A common stock, Class I common stock and Class T common stock pursuant to the DRIP Registration Statement. We amended the DRIP Registration Statement to include Class A common stock, Class T common stock, Class I common stock and Class T2 common stock on December 6, 2017.

As of December 31, 2018, we had issued approximately 143.4 million shares of our Class A, Class I, Class T and Class T2 common stock in our Offerings for gross proceeds of approximately $1,397.2 million, of which we paid $96.7 million in selling commissions and dealer manager fees, approximately $27.0 million in organization and offering costs and approximately $37.0 million in acquisition fees to our Advisor or its affiliates. We have excluded the distribution and servicing fee from the above information, as we pay the distribution and servicing fee from cash flows provided by operations or, if our cash flow from operations is not sufficient to pay the distribution and servicing fee, from borrowings in anticipation of future cash flow.

With the net offering proceeds and associated borrowings, we acquired $1.8 billion in real estate investments as of December 31, 2018. In addition, we invested $57.6 million in expenditures for capital improvements related to certain real estate investments.

As of December 31, 2018, approximately $89,000 remained payable to our Dealer Manager and our Advisor or its affiliates for costs related to our Offerings, excluding distribution and servicing fees.

Item 6. Selected Financial Data.

The following should be read in conjunction with Item 1A. “Risk Factors” and Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Annual Report on Form 10-K and our consolidated financial statements and the notes thereto. Our historical results are not necessarily indicative of results for any future period.

The selected financial data presented below was derived from our consolidated financial statements (amounts in thousands, except share and per share data):

	As of and for the Year Ended December 31,
Selected Financial Data	2018	2017	2016	2015	2014
Balance Sheet Data:
Total real estate, net	$1,673,732	$1,505,405	$897,000	$410,514	$82,615
Cash and cash equivalents	$68,360	$74,803	$50,446	$31,262	$3,894
Acquired intangible assets, net	$154,204	$150,554	$98,053	$54,633	$6,442
Total assets	$1,963,829	$1,777,944	$1,070,038	$506,627	$97,866
Notes payable, net	$464,345	$463,742	$151,045	$—	$—
Credit facility, net	$352,511	$219,399	$219,124	$89,897	$37,500
Total liabilities	$916,444	$787,393	$401,610	$106,291	$40,761
Total equity	$1,047,385	$990,551	$668,428	$400,336	$57,105
Operating Data:
Total revenue	$177,332	$125,095	$56,431	$21,286	$337
Rental and parking expenses	$37,327	$26,096	$8,164	$2,836	$51
General and administrative expenses	$5,396	$4,069	$3,105	$2,133	$351
Acquisition related expenses	$—	$—	$5,339	$10,250	$1,820
Depreciation and amortization	$58,258	$41,133	$19,211	$7,053	$185
Income (loss) from operations	$63,237	$43,834	$15,687	$(2,881)	$(2,142)
Net income (loss) attributable to common stockholders	$28,873	$21,279	$11,297	$(4,767)	$(2,294)
Funds from operations attributable to common stockholders (1)	$87,131	$62,412	$30,508	$2,286	$(2,109)
Modified funds from operations attributable to common stockholders (1)	$69,585	$49,941	$28,940	$10,015	$(296)
Per Share Data:
Net income (loss) per common share attributable to common stockholders:
Basic	$0.22	$0.21	$0.17	$(0.17)	$(1.86)
Diluted	$0.22	$0.21	$0.17	$(0.17)	$(1.86)
Distributions declared for common stock	$81,985	$63,488	$42,336	$18,245	$755
Distributions declared per common share	$0.63	$0.62	$0.63	$0.64	$0.61
Weighted average number of common shares outstanding:
Basic	131,040,645	101,714,148	66,991,294	28,658,495	1,233,715
Diluted	131,064,388	101,731,944	67,007,124	28,658,495	1,233,715
Cash Flow Data:
Net cash provided by (used in) operating activities	$74,211	$51,827	$24,975	$3,290	$(1,705)
Net cash used in investing activities	$(232,815)	$(636,693)	$(543,547)	$(375,528)	$(92,513)
Net cash provided by financing activities	$152,384	$613,704	$542,292	$398,811	$97,712

(1)

Refer to Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations and Modified Funds from Operations” for a discussion of our funds from operations and modified funds from operations and for a reconciliation on these non-GAAP financial measures to net income (loss) attributable to common stockholders.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Item 6. “Selected Financial Data” and our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report, particularly under “Risk Factors” and “Forward-Looking Statements.” All forward-looking statements in this document are based on information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statements.

Overview

We were formed on January 11, 2013, under the laws of Maryland to acquire and operate a diversified portfolio of income-producing commercial real estate with a focus on data centers and healthcare properties, preferably with long-term net leases to creditworthy tenants, as well as to make real estate-related investments that relate to such property types.

We commenced our initial public offering of $2,350,000,000 of shares of our common stock, or our Initial Offering, consisting of $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, or DRIP, on May 29, 2014. We ceased offering shares of common stock pursuant to our Initial Offering on November 24, 2017. At the completion of our Initial Offering, we had accepted investors subscriptions for and issued approximately 125,095,000 shares of Class A, Class I and Class T common stock, including shares of common stock issued pursuant to our DRIP resulting in gross proceeds of $1,223,803,000, before selling commissions and dealer manager fees of approximately $91,503,000.

On October 13, 2017, we registered 10,893,246 shares of common stock under the DRIP pursuant to a Registration Statement on Form S-3, or the DRIP Registration Statement, for a price per share of $9.18 per Class A share, Class I share and Class T share for a proposed maximum offering price of $100,000,000 in shares of common stock, or the DRIP Offering. The DRIP Registration Statement was automatically effective with the SEC upon filing and we commenced offering shares of common stock pursuant to the DRIP Registration Statement on December 1, 2017. On December 6, 2017, we filed a post-effective amendment to our DRIP Registration Statement to register shares of Class T2 common stock at $9.18 per share.

On November 27, 2017, we commenced our follow-on offering, or our Offering, of up to $1,000,000,000 in shares of Class A common stock, Class I common stock, and Class T common stock, or our Offering, and collectively with our Initial Offering and the DRIP Offering, our Offerings. On March 14, 2018, we ceased offering shares of Class T common stock in our Offering, and we began offering shares of Class T2 common stock in our Offering on March 15, 2018. We continue to offer shares of Class T common stock in the DRIP Offering. We ceased offering shares of common stock pursuant to our Offering on November 27, 2018. At the completion of our Offering, we had accepted investors’ subscriptions for and issued approximately 13,491,000 shares of Class A, Class I, Class T and Class T2 common stock resulting in gross proceeds of $129,308,000. We deregistered the remaining $870,692,000 of shares of Class A, Class I, Class T and Class T2 common stock.

As of December 31, 2018, we had accepted investors’ subscriptions for and issued approximately 143,390,000 shares of Class A, Class I, Class T and Class T2 common stock in our Offerings, resulting in receipt of gross proceeds of approximately $1,397,181,000, before share repurchases of $63,814,000, selling commissions and dealer manager fees of approximately $96,734,000 and other offering costs of approximately $27,000,000.

On September 29, 2016, our board of directors, at the recommendation of the audit committee, which is comprised solely of independent directors, unanimously approved and established an estimated per share net asset value, or Estimated Per Share NAV, of $9.07 as of June 30, 2016, of each of our Class A common stock, Class I common stock and Class T common stock for purposes of assisting broker-dealers participating in the Initial Offering and the Offering in meeting their customer account statement reporting obligations under the National Association of Securities Dealers Conduct Rule 2340. As a result of our board of directors’ determination of the Estimated Per Share NAV, our board of directors approved the revised primary offering prices of $10.078 per Class A share and $9.649 per Class T share, effective October 1, 2016 and $9.162 per Class I share, effective February 10, 2017. Further, our board of directors approved $9.07 as the per share purchase price of Class A shares and Class T shares pursuant to the DRIP, effective January 1, 2017 and $9.07 as the per share price of Class I shares pursuant to the DRIP, effective February 20, 2017.

On September 28, 2017, our board of directors, at the recommendation of the audit committee, which is comprised solely of independent directors, unanimously approved and established an estimated per share net asset value, or Estimated Per Share NAV, of $9.18 as of June 30, 2017, of each of our Class A common stock, Class I common stock and Class T common stock. As a result of our board of directors’ determination of the Estimated Per Share NAV, our board of directors approved the revised primary offering prices of $10.200 per Class A share, $9.273 per Class I share, and $9.766 per Class T share, effective October 1, 2017. Further, our board of directors approved $9.18 as the per share purchase price of Class A shares, Class I shares and Class T shares pursuant to the DRIP, effective October 1, 2017.

On September 27, 2018, our board of directors established an updated Estimated Per Share NAV of $9.25 as of June 30, 2018. Therefore, effective October 1, 2018 through the termination of our Offering, shares of common stock were offered for a price per share of $10.278 per Class A share, $9.343 per Class I share and $9.788 per Class T2 share. Further, effective October 1, 2018, shares of common stock are offered pursuant the DRIP Offering for a price per share of $9.25. The Estimated Per Share NAV is not subject to audit by our independent registered public accounting firm. We intend to publish an updated estimated NAV per share on at least an annual basis.

During the year ended December 31, 2018, our board of directors approved and adopted the Fourth Amended and Restated Share Repurchase Program, or the Amended & Restated SRP, which was effective on August 29, 2018. The Amended & Restated SRP provides, among other things, that we will repurchase shares on a quarterly, instead of monthly basis. Subsequently, our board of directors approved and adopted the Fifth Amended and Restated Share Repurchase Program to clarify the definition of the “Repurchase Date.” See Part II, Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” for more information on the Amended & Restated SRP.

Substantially all of our operations are conducted through our Operating Partnership. We are externally advised by our Advisor, which is our affiliate, pursuant to an advisory agreement by and among us, or Operating Partnership and our Advisor. Our Advisor supervises and manages our day-to-day operations and selects the properties and real estate-related investments we acquire, subject to the oversight and approval of our board of directors. Our Advisor also provides marketing, sales and client services related to real estate on our behalf. Our Advisor engages affiliated entities to provide various services to us. Our Advisor is managed by, and is a subsidiary of, our sponsor, Carter Validus REIT Management Company II, LLC, or our Sponsor. We have no paid employees and we rely on our Advisor to provide substantially all of our services.

Carter Validus Real Estate Management Services II, LLC, or our Property Manager, a wholly-owned subsidiary of our Sponsor, serves as our property manager. Our Advisor and our Property Manager received, and will continue to receive, fees during the acquisition and operational stages and our Advisor may be eligible to receive fees during our liquidation stage. SC Distributors, LLC, an affiliate of the Advisor, or the Dealer Manager, served as the dealer manager of our Initial Offering and our Offering. The Dealer Manager received fees for services related to the Initial Offering and the Offering. We continue to pay the Dealer Manager a distribution and servicing fee with respect to its Class T and T2 shares that were sold in the Company’s Initial Offering and Offering.

Effective April 10, 2018, John E. Carter resigned as our Chief Executive Officer. Mr. Carter remains as the Chairman of our board of directors. In connection with Mr. Carter’s resignation our board of directors appointed Michael A. Seton to serve as our Chief Executive Officer, effective April 10, 2018. Mr. Seton continues to serve as our President.

On July 24, 2018, our board of directors increased its size from five to seven directors and elected Michael A. Seton and Roger S. Pratt as directors to fill the newly created vacancies on our board of directors, effective immediately. Our board of directors determined that Mr. Pratt is an independent director. With the election of Messrs. Seton and Pratt, our board of directors now consists of seven members, four of whom are independent directors. In addition, our board of directors appointed Mr. Pratt to serve on the audit committee of our board of directors.

On September 13, 2018, Lisa A. Drummond retired as our Chief Operating Officer and Secretary, effective immediately. Our board of directors elected Todd M. Sakow as our Chief Operating Officer and Secretary, effective September 13, 2018. Mr. Sakow resigned as our Chief Financial Officer and Treasurer. Our board of directors elected Kay C. Neely as our Chief Financial Officer and Treasurer, effective September 13, 2018.

We currently operate through two reportable segments – commercial real estate investments in data centers and healthcare. As of December 31, 2018, we had purchased 62 real estate investments, consisting of 85 properties, comprising approximately 5,815,000 of gross rental square feet for an aggregate purchase price of approximately $1,828,418,000.

Critical Accounting Policies

We believe that the following discussion addresses the most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

Purchase Price Allocation

Upon the acquisition of real properties, we evaluate whether the acquisition is a business combination or an asset acquisition. For both business combinations and asset acquisitions we allocate the purchase price of properties to acquired tangible assets, consisting of land, buildings and improvements, and acquired intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases. For asset acquisitions, we capitalize transaction costs and allocate the purchase price using a relative fair value method allocating all accumulated costs. For business combinations, we expense transaction costs associated as incurred and allocate the purchase price based on the estimated fair value of each separately identifiable asset and liability.

The fair values of the tangible assets of an acquired property (which include land, buildings and improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings and improvements based on our determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any fixed rate bargain renewal periods, with respect to a below-market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any fixed rate bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values related to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include an estimate of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. The in-place lease intangibles are amortized to expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Impairment of Long Lived Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset. No impairment loss has been recorded to date.

When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related assets.

Real Estate Investments in 2018

•

During the year ended December 31, 2018, we, through our wholly-owned subsidiaries, acquired nine real estate investments, consisting of 15 properties, for an aggregate purchase price of $217,332,000 and comprising approximately 578,000 gross rental square feet of commercial space.

•	During the year ended December 31, 2018, we placed a property into service with an aggregate cost of $40,193,000.

For further discussion of our 2018 acquisitions, see Note 3—“Real Estate Investments”.

Factors that May Influence Results of Operations

We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally and those risks listed in Part I. Item 1A. “Risk Factors,” of this Annual Report on Form 10-K, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of our properties.

Rental Income

The amount of rental income generated by our properties depends principally on our ability to maintain the occupancy rates of leased space and to lease available space at the then-existing rental rates. Negative trends in one or more of these factors could adversely affect our rental income in future periods. As of December 31, 2018, our properties were 97.6% leased.

Results of Operations

Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate properties. The following table shows the property statistics of our real estate properties as of December 31, 2018, 2017 and 2016:

	December 31,
	2018	2017	2016
Number of operating real estate properties (1)	85	69	49
Leased square feet	5,673,000	5,072,000	2,972,000
Weighted average percentage of rentable square feet leased	97.6%	97.7%	99.6%

(1)	As of December 31, 2017, we owned 70 real estate properties, one of which was under construction. As of December 31, 2016, we owned 51 real estate properties, two of which were under construction.

The following table summarizes our real estate activity for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
Operating real estate properties acquired	15	19	21	(1)
Real estate properties placed into service	1	1	—
Aggregate purchase price of acquired real estate properties	$217,332,000	$610,923,000	$523,082,000	(1)
Aggregate cost of properties placed into service	$10,372,000	$3,252,000	$—
Leased square feet	602,000	2,100,000	1,443,000

(1)	During the year ended December 31, 2016, we acquired 23 real estate properties, two of which were under construction. The properties under construction were purchased for $13,601,000.

This section describes and compares our results of operations for the years ended December 31, 2018, 2017 and 2016. We generate almost all of our income from property operations. In order to evaluate our overall portfolio, management analyzes the net operating income of same store properties. We define “same store properties” as operating properties that were owned and operated for the entirety of both calendar periods being compared and exclude properties under development.

By evaluating the revenue and expenses of our same store properties, management is able to monitor the operations of our existing properties for comparable periods to measure the performance of our current portfolio and determine the effects of our new acquisitions on net income.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Changes in our revenues are summarized in the following table (amounts in thousands):

	Year Ended December 31,
	2018	2017	Change
Same store rental and parking revenue	$77,777	$77,791	$(14)
Non-same store rental and parking revenue	75,148	28,239	46,909
Same store tenant reimbursement revenue	16,711	16,227	484
Non-same store tenant reimbursement revenue	7,646	2,700	4,946
Other operating income	50	138	(88)

Total revenue	$177,332	$125,095	$52,237

•	There was an increase in contractual rental revenue resulting from average annual rent escalations of 1.43% at our same store properties, which was offset entirely by straight-line rental revenue.

•

Non-same store rental and parking revenue, and tenant reimbursement revenue increased due to the acquisition of 34 operating properties and placing two development properties in service since January 1, 2017.

Changes in our expenses are summarized in the following table (amounts in thousands):

	Year Ended December 31,
	2018	2017	Change
Same store rental and parking expenses	$19,452	$18,873	$579
Non-same store rental and parking expenses	17,875	7,223	10,652
General and administrative expenses	5,396	4,069	1,327
Asset management fees	13,114	9,963	3,151
Depreciation and amortization	58,258	41,133	17,125

Total expenses	$114,095	$81,261	$32,834

•

Non-same store rental and parking expenses, certain of which are subject to reimbursement by our tenants, increased primarily due to the acquisition of 34 operating properties and placing two development properties in service since January 1, 2017.

•

General and administrative expenses increased due to an increase in professional fees, the Advisor’s general and administrative allocated costs and reporting costs in connection with our Company’s growth.

•	Asset management fees increased due to an increase in our real estate properties since January 1, 2017.

•	Depreciation and amortization increased due to an increase in the weighted average depreciable basis of operating real estate properties since January 1, 2017.

Changes in interest and other expense, net are summarized in the following table (amounts in thousands):

	Year Ended December 31,
	2018	2017	Change
Interest and other expense, net:
Interest on notes payable	$(21,036)	$(14,092)	$(6,944)
Interest on secured credit facility	(12,376)	(8,183)	(4,193)
Amortization of deferred financing costs	(2,810)	(2,612)	(198)
Cash deposits interest	679	195	484
Capitalized interest	1,179	2,137	(958)

Total interest and other expense, net	$(34,364)	$(22,555)	$(11,809)

•

Interest on notes payable increased due to an increase in the weighted average outstanding principal balance on notes payable to $467.9 million as of December 31, 2018, as compared to $319.0 million as of December 31, 2017.

•	Interest on secured credit facility increased due to an increase in the weighted average outstanding principal balance on the secured credit facility, coupled with an increase in interest rates.

•

Capitalized interest decreased due to a decrease in the average accumulated expenditures on development properties to $25.1 million for the year ended December 31, 2018, as compared to $39.5 million during the year ended December 31, 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Changes in our revenues are summarized in the following table (amounts in thousands):

	Year Ended December 31,
	2017	2016	Change
Same store rental and parking revenue	$37,608	$37,565	$43
Non-same store rental and parking revenue	68,422	12,251	56,171
Same store tenant reimbursement revenue	5,479	5,027	452
Non-same store tenant reimbursement revenue	13,448	1,583	11,865
Other operating income	138	5	133

Total revenue	$125,095	$56,431	$68,664

•	There was an increase in contractual rental revenue resulting from average annual rent escalations of 2.10% at our same store properties, which was offset by straight-line rental revenue.

•

Non-same store rental and parking revenue, and tenant reimbursement revenue increased due to the acquisition of 40 operating properties and placing one development property in service since January 1, 2016.

•	Same store tenant reimbursement revenue increased primarily due to an increase in real estate tax and common area maintenance reimbursements at certain same store properties.

Changes in our expenses are summarized in the following table (amounts in thousands):

	Year Ended December 31,
	2017	2016	Change
Same store rental expenses	$6,719	$6,175	$544
Non-same store rental and parking expenses	19,377	1,989	17,388
General and administrative expenses	4,069	3,105	964
Acquisition related expenses	—	5,339	(5,339)
Asset management fees	9,963	4,925	5,038
Depreciation and amortization	41,133	19,211	21,922

Total expenses	$81,261	$40,744	$40,517

•

Same store rental and parking expenses, certain of which are subject to reimbursement by our tenants, increased primarily due to an increase in real estate taxes and other operating expenses at certain same store properties.

•

Non-same store rental and parking expenses, certain of which are subject to reimbursement by our tenants, increased primarily due to the acquisition of 40 operating properties and placing in service one development property since January 1, 2016.

•

General and administrative expenses increased due to an increase in professional fees, the Advisor’s general and administrative allocated costs and reporting costs in connection with our Company’s growth.

•

Acquisition related expenses decreased due to a decrease in real estate properties determined to be business combinations due to the adoption of ASU 2017-01, Business Combinations. Acquisition fees and expenses associated with transactions determined to be business combinations are expensed as incurred. During the year ended December 31, 2017, we did not acquire any real estate properties determined to be business combinations as compared to 12 real estate properties determined to be business combinations for an aggregate purchase price of $207.4 million during the year ended December 31, 2016.

•	Asset management fees increased due to an increase in our real estate properties since January 1, 2016.

•	Depreciation and amortization increased due to an increase in the weighted average depreciable basis of operating real estate properties since January 1, 2016.

Changes in interest and other expense, net are summarized in the following table (amounts in thousands):

	Year Ended December 31,
	2017	2016	Change
Interest and other expense, net:
Interest on notes payable	$(14,092)	$(466)	$(13,626)
Interest on secured credit facility	(8,183)	(3,504)	(4,679)
Amortization of deferred financing costs	(2,612)	(1,061)	(1,551)
Cash deposits interest	195	117	78
Capitalized interest	2,137	524	1,613

Total interest and other expense, net	$(22,555)	$(4,390)	$(18,165)

•

Interest on notes payable increased due to an increase in the weighted average outstanding principal balance on notes payable to $319.0 million as of December 31, 2017, as compared to $14.6 million as of December 31, 2016.

•	Interest on secured credit facility increased due to an increase in the weighted average outstanding principal balance on the secured credit facility, coupled with an increase in interest rates.

•

Capitalized interest increased due to an increase in the average accumulated expenditures on development properties to $39.5 million for the year ended December 31, 2017, as compared to $11.2 million during the year ended December 31, 2016.

Organization and Offering Costs

We reimburse our Advisor or its affiliates for organization and offering expenses it incurs on our behalf, but only to the extent the reimbursement did not cause the selling commissions, dealer manager fees, distribution and servicing fees and other organization and offering expenses incurred by us to exceed 15% of gross offering proceeds from the Initial Offering or the Offering, respectively, as of the date of the reimbursement. Other offering costs, which are offering expenses other than selling commissions, dealer manager fees and distribution and servicing fees, associated with the Initial Offering and the Offering were approximately 2.0% and 2.5%, respectively, of the gross offering proceeds.

Since our formation through December 31, 2018, our Advisor and its affiliates incurred other organization and offering costs on our behalf of approximately $19,823,000. As of December 31, 2018, we reimbursed our Advisor or its affiliates approximately $19,192,000 in other offering costs. In addition, we paid our Advisor or its affiliates $542,000 in other offering costs related to subscription agreements. As of December 31, 2018, we accrued approximately $89,000 of other offering costs to our Advisor and its affiliates.

As of December 31, 2018, we incurred approximately $96,734,000 in selling commissions and dealer manager fees and $16,198,000 in distribution and servicing fees to our Dealer Manager. As of December 31, 2018, we incurred other offering costs of approximately $27,000,000.

Organization costs were expensed as incurred and offering costs, including selling commissions, dealer manager fees, distribution and servicing fees and other offering costs are charged to stockholders’ equity as the amounts related to raising capital. For further discussion of other organization and offering costs, see Note 10—“Related-Party Transactions and Arrangements” to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

Distributions to Stockholders

We have paid, and may continue to pay, distributions from sources other than from our cash flows from operations. For the year ended December 31, 2018, our cash flows provided by operations of approximately $74.2 million was a shortfall of approximately $7.0 million, or 8.6%, of our distributions (total distributions were approximately $81.2 million, of which $40.3 million was cash and $40.9 million was reinvested in shares of our common stock pursuant to our DRIP) during such period and such shortfall was paid from proceeds from our DRIP Offering. For the year ended December 31, 2017, our cash flows provided by operations of approximately $51.8 million was a shortfall of approximately $9.5 million, or 15.5%, of our distributions paid (total distributions were approximately $61.3 million, of which $29.0 million was cash and $32.3 million was reinvested in shares of our common stock pursuant to our DRIP) during such period and such shortfall was paid from proceeds from our DRIP Offering. Our inability to acquire additional properties or other real estate-related investments may result in a lower return on investment than a stockholder may expect.

We do not have any limits on the sources of funding distribution payments to our stockholders. We may pay distributions from any source, such as from borrowings, the sale of assets, the sale of additional securities, advances from our advisor, our advisor’s deferral, suspension and/or waiver of its fees and expense reimbursements and offering proceeds and have no limits on the amounts we may pay from such sources. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions with the sale of assets may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute a stockholder’s interest in us if we sell shares of our common stock to third party investors. Funding distributions from the proceeds of our Offerings will result in us having less funds available for acquiring properties or real estate-related investments. Our inability to acquire additional properties or real estate-related investments may have a negative effect on our ability to generate sufficient cash flow from operations to pay distributions. As a result, the return investors may realize on their investment may be reduced and investors who invest in us before we generate significant cash flow may realize a lower rate of return than later investors. Payment of distributions from any of the mentioned sources could restrict our ability to generate sufficient cash flow from operations, affect our profitability and/or affect the distributions payable upon a liquidity event, any or all of which may have an adverse effect on an investment in us.

For federal income tax purposes, distributions to common stockholders are characterized as ordinary dividends, capital gain distributions, or nontaxable distributions. To the extent that we make a distribution in excess of our current or accumulated earnings and profits, the distribution will be a nontaxable return of capital, reducing the tax basis in each U.S. stockholder’s shares. Further, the amount of distributions in excess of a U.S. stockholder’s tax basis in such shares will be taxable as a gain realized from the sale of those shares.

The following table shows the character of distributions we paid on a percentage basis during the years ended December 31, 2018, 2017 and 2016:

	For the Year Ended December 31,
Character of Class A Distributions:	2018	2017	2016
Ordinary dividends	41.38%	36.49%	34.23%
Nontaxable distributions	58.62%	63.51%	65.77%

Total	100.00%	100.00%	100.00%

	For the Year Ended December 31,
Character of Class I Distributions:	2018	2017	2016
Ordinary dividends	41.38%	36.49%	—%
Nontaxable distributions	58.62%	63.51%	—%

Total	100.00%	100.00%	—%

	For the Year Ended December 31,
Character of Class T Distributions:	2018	2017	2016
Ordinary dividends	33.01%	25.93%	23.07%
Nontaxable distributions	66.99%	74.07%	76.93%

Total	100.00%	100.00%	100.00%

	For the Year Ended December 31,
Character of Class T2 Distributions:	2018	2017	2016
Ordinary dividends	33.01%	—%	—%
Nontaxable distributions	66.99%	—%	—%

Total	100.00%	—%	—%

Share Repurchase Program

We have approved a share repurchase program that allows for repurchases of shares of our common stock when certain criteria are met. The share repurchase program provides that all repurchases during any calendar year, including those redeemable upon death or a Qualifying Disability of a stockholder, are limited to 5.0% of the number of shares of our common stock outstanding as of December 31st of the previous calendar year and to those that can be funded with reinvestments pursuant to our DRIP Offering during the prior calendar year and other operating funds, if any, as the board of directors, in its sole discretion, may reserve for this purpose.

Repurchases of shares of our common stock are at the sole discretion of our board of directors. In addition, our board of directors, in its sole discretion, may suspend (in whole or in part) the share repurchase program at any time, and may amend reduce, terminate or otherwise change the share repurchase program upon 30 days’ prior notice to our stockholders for any reason it deems appropriate.

During the year ended December 31, 2018, our board of directors approved and adopted the Amended & Restated SRP, which was effective on August 29, 2018. The Amended & Restated SRP provides, among other things, that we will repurchase shares on a quarterly, instead of monthly basis. Subsequently, our board of directors approved and adopted the Fifth Amended and Restated Share Repurchase Program clarifying the definition of the “Repurchase Date.” See Part II, Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” for more information on the Amended & Restated SRP.

During the year ended December 31, 2018, we repurchased approximately 4,700,554 Class A shares, Class I shares and Class T shares of common stock (4,117,566 Class A shares, 71,180 Class I shares and 511,808 Class T shares), for an aggregate purchase price of approximately $43,230,000 (an average of $9.20 per share).

Inflation

We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. There are provisions in certain of our leases with tenants that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include scheduled increases in contractual base rent receipts, reimbursement billings for operating expenses, pass-through charges and real estate tax and insurance reimbursements. However, due to the long-term nature of our leases, among other factors, the leases may not reset frequently enough to adequately offset the effects of inflation.

Liquidity and Capital Resources

Our principal demands for funds are for acquisitions of real estate and real estate-related investments, capital expenditures, operating expenses, distributions to and repurchases from stockholders and principal and interest on any current and future indebtedness. Generally, cash needs for these items are generated from operations of our current and future investments. Our sources of funds are primarily the net proceeds we received in our Offerings, funds equal to amounts reinvested in the DRIP, operating cash flows, the secured credit facility and other borrowings.

Generally, cash needs for items other than acquisitions of real estate and real estate-related investments are met from operations, borrowings, and the net proceeds we received from our Offerings.

Our Advisor evaluates potential additional investments and engages in negotiations with real estate sellers, developers, brokers, investment managers, lenders and others on our behalf. Until we invest all of the proceeds received from our Offerings in properties and real estate-related investments, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments will not earn significant returns, and we cannot predict how long it will take to fully invest the proceeds in properties and real estate-related investments.

When we acquire a property, our Advisor prepares a capital plan that contemplates the estimated capital needs of that investment. In addition to operating expenses, capital needs may also include costs of refurbishment, tenant improvements or other major capital expenditures. The capital plan also sets forth the anticipated sources of the necessary capital, which may include a line of credit or other loans established with respect to the investment, operating cash generated by the investment, additional equity investments from us or joint venture partners or, when necessary, capital reserves. In some cases, a lender may require us to establish capital reserves for a particular investment. The capital plan for each investment will be adjusted through ongoing, regular reviews of our portfolio or as necessary to respond to unanticipated additional capital needs.

Short-term Liquidity and Capital Resources

On a short-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related notes and investments and payments of tenant improvements, acquisition related costs, operating expenses, distributions to and repurchases from stockholders, and interest and principal payments on current and future debt financings. We expect to meet our short-term liquidity requirements through net cash flows provided by operations, funds equal to amounts reinvested in the DRIP, borrowings on the secured credit facility, as well as secured and unsecured borrowings from banks and other lenders.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related notes and investments and payments of tenant improvements, acquisition related costs, operating expenses, distributions to and repurchases from stockholders, and interest and principal payments on current and future indebtedness. We expect to meet our long-term liquidity requirements through proceeds from cash flow from operations, borrowings on the secured credit facility, proceeds from secured or unsecured borrowings from banks or other lenders and funds equal to amounts reinvested in the DRIP.

We expect that substantially all cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures; however, we have used, and may continue to use other sources to fund distributions, as necessary, such as, funds equal to amounts reinvested in the DRIP, borrowings on the secured credit facility and/or future borrowings on unencumbered assets. To the extent cash flows from operations are lower due to fewer properties being acquired or lower-than-expected returns on the properties held, distributions paid to stockholders may be lower. We expect that substantially all net offering proceeds we received from our Offerings and debt financings will be used to fund acquisitions, certain capital expenditures identified at acquisition, repayments of outstanding debt or distributions to our stockholders in excess of cash flows from operations.

Capital Expenditures

We will require approximately $6.4 million in expenditures for capital improvements over the next 12 months. We cannot provide assurances, however, that actual expenditures will not exceed these estimated expenditure levels. As of December 31, 2018, we had $5.1 million of restricted cash in escrow reserve accounts for such capital expenditures. In addition, as of December 31, 2018, we had approximately $68.4 million in cash and cash equivalents. For the year ended December 31, 2018, we incurred capital expenditures of $15.6 million that primarily related to two healthcare properties and one data center property.

Credit Facility

As of December 31, 2018, the maximum commitments available under the secured credit facility were $700,000,000, consisting of a $450,000,000 revolving line of credit, with a maturity date of April 27, 2022, subject to our Operating Partnership’s right to one, 12-month extension period, and a $250,000,000 term loan, with a maturity date of April 27, 2023.

The proceeds of loans made under the secured credit facility may be used to finance the acquisition of real estate investments, for tenant improvements and leasing commissions with respect to real estate, for repayment of indebtedness, for capital expenditures with respect to real estate and for general corporate and working capital purposes. The secured credit facility can be increased to $1,000,000,000, subject to certain conditions. See Note 9—“Credit Facility” to the consolidated financial statements that are part of this Annual Report on Form 10-K.

The annual interest rate payable under the secured credit facility is, at our Operating Partnership’s option, either: (a) the London Interbank Offered Rate, or the LIBOR, plus an applicable margin ranging from 1.75% to

2.25%, which is determined based on the overall leverage of our Operating Partnership or (b) a base rate which means, for any day, a fluctuating rate per annum equal to the prime rate for such day plus an applicable margin ranging from 0.75% to 1.25% which is determined based on the overall leverage of our Operating Partnership. In addition to interest, our Operating Partnership is required to pay a fee on the unused portion of the lenders’ commitments under the secured credit facility at a per annum rate equal to 0.25% if the average daily amount outstanding under the secured credit facility is less than 50% of the lenders’ commitments or 0.15% if the average daily amount outstanding under the secured credit facility is greater than or equal to 50% of the lenders’ commitments. The unused fee is payable quarterly in arrears. As of December 31, 2018, the interest rate on the variable rate portion of the secured credit facility was 4.5% and the weighted average interest rate on the variable rate fixed through interest rate swap portion of the secured credit facility was 3.8%.

The actual amount of credit available under the secured credit facility is a function of certain loan-to-cost, loan-to-value and debt service coverage ratios contained in the secured credit facility agreement. The amount of credit available under the secured credit facility will be a maximum principal amount of the value of the assets that are included in the pool availability. The obligations of our Operating Partnership with respect to the secured credit facility agreement are guaranteed by us, including but not limited to, the payment of any outstanding indebtedness under the secured credit facility agreement, and all terms, conditions and covenants of the secured credit facility agreement.

The secured credit facility agreement contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt by our Operating Partnership and its subsidiaries that own properties that serve as collateral for our secured credit facility, limitations on the nature of our Operating Partnership’s business, and limitations on distributions by us, our Operating Partnership and its subsidiaries. The secured credit facility agreement imposes the following financial covenants, which are specifically defined in the secured credit facility agreement, on our Operating Partnership: (a) maximum ratio of indebtedness to gross asset value; (b) minimum ratio of adjusted consolidated earnings before interest, taxes, depreciation and amortization to consolidated fixed charges; (c) minimum tangible net worth; (d) minimum liquidity thresholds; (e) minimum weighted average remaining lease term of properties in the collateral pool; and (f) minimum number of properties in the collateral pool. In addition, the secured credit facility agreement includes events of default that are customary for credit facilities and transactions of this type. We were in compliance with all financial covenant requirements at December 31, 2018.

As of December 31, 2018, we had a total pool availability under the secured credit facility of $549,755,000. As of December 31, 2018, we had an aggregate outstanding principal balance of $355,000,000, and $194,755,000 remained available to be drawn on the secured credit facility.

On January 29, 2019, we amended the secured credit facility agreement by adding beneficial ownership provisions, modifying certain definitions related to change of control and consolidated total secured debt and clarifying certain covenants related to restrictions on indebtedness and restrictions on liens.

Financing

We anticipate that our aggregate borrowings, both secured and unsecured, will not exceed the greater of 50.0% of the combined cost or fair market value of our real estate-related investments. For these purposes, the fair market value of each asset is equal to the purchase price paid for the asset or, if the asset was appraised subsequent to the date of purchase, then the fair market value will be equal to the value reported in the most recent independent appraisal of the asset. Our policies do not limit the amount we may borrow with respect to any individual investment. As of December 31, 2018, our borrowings were 41.2% of the fair market value of our real estate-related investments.

Under our charter, we have a limitation on borrowing that precludes us from borrowing in excess of 300.0% of our net assets, without the approval of a majority of our independent directors. Net assets for purposes of this calculation are defined to be our total assets (other than intangibles) valued at cost prior to deducting depreciation, amortization, bad debt and other non-cash reserves, less total liabilities. Generally, the preceding calculation is expected to approximate 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves. In addition, we may incur mortgage debt and pledge some or all of our properties as security for that debt to obtain funds to acquire additional real properties or for working capital. We may also borrow funds to satisfy the REIT tax qualification requirement that we distribute at least 90.0% of our annual REIT taxable income to our stockholders. Furthermore, we may borrow if we otherwise deem it necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes. As of December 31, 2018, our leverage did not exceed 300.0% of the value of our net assets.

Notes Payable

For a discussion of our notes payable, see Note 8—“Notes Payable” to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

Cash Flows

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

	Year Ended December 31,
(in thousands)	2018	2017	Change
Net cash provided by operating activities	$74,211	$51,827	$22,384
Net cash used in investing activities	$232,815	$636,693	$(403,878)
Net cash provided by financing activities	$152,384	$613,704	$(461,320)

Operating Activities

•

Net cash provided by operating activities increased primarily due to increased rental revenues resulting from the acquisition of operating properties, partially offset by increased operating expenses related to such properties and interest expense.

Investing Activities

•	Net cash used in investing activities decreased primarily due to an decrease in investments in real estate of $387.0 million and an decrease in capital expenditures of $16.9 million.

Financing Activities

•

Net cash provided by financing activities decreased primarily due to a decrease in proceeds from notes payable and the secured credit facility of $394.5 million, a decrease in proceeds from issuance of common stock of $267.5 million, an increase in repurchases of our common stock of $26.1 million and an increase in distributions to our stockholders of $11.3 million, offset by an decrease in payments on the secured credit facility of $220.0 million and a decrease in offering costs related to the issuance of common stock of $19.7 million.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

	Year Ended December 31,
(in thousands)	2017	2016	Change
Net cash provided by operating activities	$51,827	$24,975	$26,852
Net cash used in investing activities	$636,693	$543,547	$93,146
Net cash provided by financing activities	$613,704	$542,292	$71,412

Operating Activities

•

Net cash provided by operating activities increased primarily due increased rental revenue resulting from the acquisition of operating properties, partially offset by increased operating expenses related to such properties.

Investing Activities

•	Net cash used in investing activities increased primarily due to an increase in investments in real estate of $68.9 million and an increase in capital expenditures of $24.3 million.

Financing Activities

•

Net cash provided by financing activities increased primarily due to an increase in proceeds from notes payable of $156.5 million and an increase in proceeds from issuance of common stock of $71.2 million, offset by an increase in payments on the secured credit facility of $130.0 million, an increase in repurchases of our common stock of $14.0 million and an increase in distributions to our stockholders of $11.3 million.

Distributions

The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including our funds available for distribution, financial condition, capital expenditure requirements and the annual distribution requirements needed to maintain our status as a REIT under the Internal Revenue Code of 1986, as amended. Our board of directors must authorize each distribution and may, in the future, authorize lower amounts of distributions or not authorize additional distributions and, therefore, distribution payments are not guaranteed. Our Advisor may also defer, suspend and/or waive fees and expense reimbursements if we have not generated sufficient cash flow from our operations and other sources to fund distributions. Additionally, our organizational documents permit us to pay distributions from unlimited amounts of any source, and we may use sources other than operating cash flows to fund distributions, including funds equal to amounts reinvested in the DRIP, which may reduce the amount of capital we ultimately invest in properties or other permitted investments.

We have funded distributions with operating cash flows from our properties and proceeds raised in our Offerings. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders. The following table shows distributions paid during the years ended December 31, 2018 and 2017 (amounts in thousands):

	For the Year Ended December 31,
	2018		2017
Distributions paid in cash—common stockholders	$40,296		$28,994
Distributions reinvested	40,938		32,264

Total distributions	$81,234		$61,258

Source of distributions:
Cash flows provided by operations (1)	$40,296	50%	$28,994	47%
Offering proceeds from issuance of common stock pursuant to the DRIP (1)	40,938	50%	32,264	53%

Total sources	$81,234	100%	$61,258	100%

(1)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.

Total distributions declared but not paid on Class A shares, Class I shares, Class T shares and Class T2 shares as of December 31, 2018 were approximately $7.3 million for common stockholders. These distributions were paid on January 2, 2019.

For the year ended December 31, 2018, we declared and paid distributions of approximately $81.2 million to Class A stockholders, Class I stockholders, Class T stockholders and Class T2 stockholders, including shares issued pursuant to the DRIP, as compared to FFO (as defined below) for the year ended December 31, 2018 of approximately $87.1 million, which covered 100% of our distributions paid during such period. The payment of distributions from sources other than FFO may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

For a discussion of distributions paid subsequent to December 31, 2018, see Note 21—“Subsequent Events” to the consolidated financial statements included in this Annual Report on Form 10-K.

Commitments and Contingencies

For a discussion of our commitments and contingencies, see Note 18—“Commitments and Contingencies” to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

Debt Service Requirements

One of our principal liquidity needs is the payment of principal and interest on outstanding indebtedness. As of December 31, 2018, we had $467.8 million in notes payable principal outstanding and $355.0 million of principal outstanding under the secured credit facility. We are required by the terms of certain loan documents to meet certain covenants, such as financial ratios and reporting requirements. As of December 31, 2018, we were in compliance with all such covenants and requirements on our mortgage loans payable and the secured credit facility.

As of December 31, 2018, the aggregate notional amount under our derivative instruments was $347.4 million. We have agreements with each derivative counterparty that contain cross-default provisions, whereby if we default on certain of our unsecured indebtedness, then we could also be declared in default on our derivative obligations, resulting in an acceleration of payment thereunder. As of December 31, 2018, we were in compliance with all such cross-default provisions.

Contractual Obligations

As of December 31, 2018, we had approximately $822.8 million of principal debt outstanding, of which $467.8 million related to notes payable and $355.0 million related to the secured credit facility. See Note 8—“Notes Payable” and Note 9—“Credit Facility” to the consolidated financial statements that are a part of this Annual Report on Form 10-K for certain terms of the debt outstanding.

Our contractual obligations as of December 31, 2018 were as follows (amounts in thousands):

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Principal payments—fixed rate debt	$761	$53,339	$27,822	$138,429	$220,351
Interest payments—fixed rate debt	9,532	18,953	11,979	16,644	57,108
Principal payments—variable rate debt fixed through interest rate swap (1)	1,176	106,398	239,861	—	347,435
Interest payments—variable rate debt fixed through interest rate swap (2)	15,030	30,000	9,119	—	54,149
Principal payments—variable rate debt	—	—	255,000	—	255,000
Interest payments—variable rate debt (3)	11,473	22,946	10,573	—	44,992
Capital expenditures	6,354	—	319	—	6,673
Ground lease payments	536	1,072	1,072	70,165	72,845

Total	$44,862	$232,708	$555,745	$225,238	$1,058,553

(1)	As of December 31, 2018, we had $347.4 million outstanding principal on notes payable and borrowings under the secured credit facility that were fixed through the use of interest rate swap agreements.
(2)	We used the fixed rates under our interest rate swap agreements as of December 31, 2018 to calculate the debt payment obligations in future periods.
(3)	We used LIBOR plus the applicable margin under our variable rate debt agreement as of December 31, 2018 to calculate the debt payment obligations in future periods.

Off-Balance Sheet Arrangements

As of December 31, 2018, we had no off-balance sheet arrangements.

Related-Party Transactions and Arrangements

We have entered into agreements with our Advisor and its affiliates whereby we agree to pay certain fees to, or reimburse certain expenses of, our Advisor or its affiliates for acquisition fees and expenses, organization and offering expenses, asset and property management fees and reimbursement of operating costs. Refer to Note 10—“Related-Party Transactions and Arrangements” to our consolidated financial statements that are a part of this Annual Report on Form 10-K for a detailed discussion of the various related-party transactions and agreements.

Funds from Operations and Modified Funds from Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations. The purchase of real estate assets and real estate-related investments, and the corresponding expenses associated with that process, is a key operational feature of our business plan in order to generate cash from operations. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which we believe is an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income as determined under GAAP.

We define FFO, consistent with NAREIT’s definition, as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property and asset impairment write-downs, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

We, along with others in the real estate industry, consider FFO to be an appropriate supplemental measure of a REIT’s operating performance because it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation and amortization and asset impairment write-downs, which we believe provides a more complete understanding of our performance to investors and to our management, and when compared year over year, reflects the impact on our operations from trends in occupancy.

Historical accounting convention (in accordance with GAAP) for real estate assets requires companies to report their investment in real estate at its carrying value, which consists of capitalizing the cost of acquisitions, development, construction, improvements and significant replacements, less depreciation and amortization and asset impairment write-downs, if any, which is not necessarily equivalent to the fair market value of their investment in real estate assets.

The historical accounting convention requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, which could be the case if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since the fair value of real estate assets historically rises and falls with market conditions including, but not limited to, inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation could be less informative.

In addition, we believe it is appropriate to disregard asset impairment write-downs as they are non-cash adjustments to recognize losses on prospective sales of real estate assets. Since losses from sales of real estate assets are excluded from FFO, we believe it is appropriate that asset impairment write-downs in advancement of realization of losses should be excluded. Impairment write-downs are based on negative market fluctuations and underlying assessments of general market conditions, which are independent of our operating performance, including, but not limited to, a significant adverse change in the financial condition of our tenants, changes in supply and demand for similar or competing properties, changes in tax, real estate, environmental and zoning law, which can change over time. When indicators of potential impairment suggest that the carrying value of real estate and related assets may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the asset through undiscounted future cash flows and eventual disposition (including, but not limited to, net rental and lease revenues, net proceeds on the sale of property and any other ancillary cash flows at a property or group level under GAAP). If based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate asset, we will record an impairment write-down to the extent that the carrying value exceeds the estimated fair value of the real estate asset. Testing for indicators of impairment is a continuous process and is analyzed on a quarterly basis. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that identifying impairments is based on estimated future undiscounted cash flows and that we intend to have a relatively limited term of our operations, it could be difficult to recover any impairment charges through the eventual sale of the property. No impairment losses have been recorded to date.

In developing estimates of expected future cash flow, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an asset impairment, the extent of such loss, if any, as well as the carrying value of the real estate asset.

Publicly registered, non-listed REITs, such as us, typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operations. While other start up entities may also experience significant acquisition activity during their initial years, we believe that publicly registered, non-listed REITs, like us, are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. We will use the cash flows from operations and debt financings to acquire real estate assets and real estate-related investments, and our board of directors will determine to pursue a liquidity event when it believes that the then-current market conditions are favorable; however, our board of directors does not anticipate evaluating a liquidity event (i.e., listing of our shares of common stock on a national securities exchange, a merger or sale, the sale of all or substantially all of our assets, or another similar transaction) until five to seven years after the termination of our primary offering of our initial public offering, which is generally comparable to other publicly registered, non-listed REITs. Thus, we do not intend to continuously purchase real estate assets and intend to have a limited life. Due to these factors and other unique features of publicly registered, non-listed REITS, the Institute for Portfolio Alternatives (formerly known as the Investment Program Association), or the IPA, has standardized a measure known as modified funds from operations, or MFFO, which we believe to be another appropriate supplemental measure to reflect the operating performance of a publicly registered, non-listed REIT. MFFO is a metric used by management to evaluate sustainable performance and dividend policy. MFFO is not equivalent to our net income as determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the IPA’s definition in its Practice Guideline: FFO further adjusted for the following items included in the determination of GAAP net income; acquisition fees and expenses; amounts related to straight-line rental income and amortization of above and below intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, adjustments related to contingent purchase price obligations where such adjustments have been included in the derivation of GAAP net income, and after adjustments for a consolidated and unconsolidated partnership and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Our MFFO calculation complies with the IPA’s Practice Guideline, described above. In calculating MFFO, we exclude amortization of above and below-market leases, amounts related to straight-line rents (which are adjusted in order to reflect such payments from a GAAP accrual basis to closer to an expected to be received cash basis of disclosing the rent and lease payment) and ineffectiveness of interest rate swaps. The other adjustments included in the IPA’s Practice Guidelines are not applicable to us.

Since MFFO excludes acquisition fees and expenses, it should not be construed as a historic performance measure. Acquisition fees and expenses are paid in cash by us, and we have not set aside or put into escrow any specific amount of proceeds from our offerings to be used to fund acquisition fees and expenses. Acquisition fees and expenses include payments to our Advisor or its affiliates and third parties. Such fees and expenses will not be reimbursed by our Advisor or its affiliates and third parties,, and therefore if there are no proceeds remaining from the sale of shares of our common stock to fund future acquisition fees and expenses, such fees and expenses will need to be paid from either additional debt, operational earnings or cash flows, net proceeds from the sale of properties, or from ancillary cash flows. As a result, the amount of proceeds available for investment and operations would be reduced, or we may incur additional interest expense as a result of borrowed funds. Nevertheless, our Advisor or its affiliates will not accrue any claim on our assets if acquisition fees and expenses are not paid from the proceeds of our offerings. Under GAAP, acquisition fees and expenses related to the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statements of comprehensive income and acquisition fees and expenses associated with transactions determined to be an asset acquisition are capitalized.

All paid and accrued acquisition fees and expenses have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the real estate asset, these fees and expenses and other costs related to such property. In addition, MFFO may not be an indicator of our operating performance, especially during periods in which properties are being acquired.

In addition, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flows from operations in accordance with GAAP.

We use MFFO and the adjustments used to calculate it in order to evaluate our performance against other publicly registered, non-listed REITs, which intend to have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to publicly registered, non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence the use of such measures may be useful to investors. For example, acquisition fees and expenses are intended to be funded from the proceeds of our offering and other financing sources and not from operations. By excluding acquisition fees and expenses, the use of MFFO provides information consistent with management’s analysis of the operating performance of its real estate assets. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such charges that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to assist management and investors in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance, as an indication of our liquidity, or indicative of funds available for our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other measurements as an indication of our performance. MFFO has limitations as a performance measure. However, it may be useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value since impairment write-downs are taken into account in determining net asset value but not in determining MFFO.

FFO and MFFO, as described above, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operational performance. The method used to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operating performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO. MFFO has not been scrutinized to the level of other similar non-GAAP performance measures by the SEC or any other regulatory body.

The following is a reconciliation of net income attributable to common stockholders, which is the most directly comparable GAAP financial measure, to FFO and MFFO for the years ended December 31, 2018, 2017 and 2016 (amounts in thousands, except share data and per share amounts):

	For the Year Ended December 31,
	2018	2017	2016
Net income attributable to common stockholders	$28,873	$21,279	$11,297
Adjustments:
Depreciation and amortization	58,258	41,133	19,211

FFO attributable to common stockholders	$87,131	$62,412	$30,508

Adjustments:
Acquisition related expenses (1)	$—	$—	$5,339
Amortization of intangible assets and liabilities (2)	(4,280)	(1,817)	(500)
Straight-line rents (3)	(13,364)	(10,596)	(6,263)
Ineffectiveness of interest rate swaps	98	(58)	(144)

MFFO attributable to common stockholders	$69,585	$49,941	$28,940

Weighted average common shares outstanding—basic	131,040,645	101,714,148	66,991,294

Weighted average common shares outstanding—diluted	131,064,388	101,731,944	67,007,124

Net income per common share—basic	$0.22	$0.21	$0.17

Net income per common share—diluted	$0.22	$0.21	$0.17

FFO per common share—basic	$0.66	$0.61	$0.46

FFO per common share—diluted	$0.66	$0.61	$0.46

(1)

In evaluating investments in real estate assets, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for publicly registered, non-listed REITs that have completed their acquisitions activities and have other similar operating characteristics. By excluding expensed acquisition related expenses, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments in cash to our Advisor and third parties. Acquisition fees and expenses incurred in a business combination, under GAAP, are considered operating expenses and as expenses are included in the determination of net income (loss), which is a performance measure under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.

(2)

Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of real estate-related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges related to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

(3)

Under GAAP, rental revenue is recognized on a straight-line basis over the terms of the related lease (including rent holidays if applicable). This may result in income recognition that is significantly different than the underlying contract terms. By adjusting for the change in deferred rent receivables, MFFO may provide useful supplemental information on the realized economic impact of lease terms, providing insight on the expected contractual cash flows of such lease terms, and aligns with our analysis of operating performance.

The following is a reconciliation of net income attributable to common stockholders, which is the most directly comparable GAAP financial measure, to FFO and MFFO for the following quarterly periods (amounts in thousands, except share data and per share amounts):

	Quarter Ended
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Net income attributable to common stockholders	$6,466	$7,717	$7,186	$7,504
Adjustments:
Depreciation and amortization	15,410	14,849	14,282	13,717

FFO attributable to common stockholders	$21,876	$22,566	$21,468	$21,221

Adjustments:
Amortization of intangible assets and liabilities (1)	(1,022)	(1,086)	(1,085)	(1,087)
Straight-line rents (2)	(3,355)	(3,326)	(3,372)	(3,311)
Ineffectiveness of interest rate swaps	70	(49)	38	39

MFFO attributable to common stockholders	$17,569	$18,105	$17,049	$16,862

Weighted average common shares outstanding—basic	135,271,638	132,467,127	129,926,130	126,384,346

Weighted average common shares outstanding—diluted	135,297,138	132,491,755	129,948,432	126,401,940

Net income per common share—basic	$0.05	$0.06	$0.06	$0.06

Net income per common share—diluted	$0.05	$0.06	$0.06	$0.06

FFO per common share—basic	$0.16	$0.17	$0.17	$0.17

FFO per common share—diluted	$0.16	$0.17	$0.17	$0.17

(1)

Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of real estate-related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges related to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

(2)

Under GAAP, rental revenue is recognized on a straight-line basis over the terms of the related lease (including rent holidays if applicable). This may result in income recognition that is significantly different than the underlying contract terms. By adjusting for the change in deferred rent receivables, MFFO may provide useful supplemental information on the realized economic impact of lease terms, providing insight on the expected contractual cash flows of such lease terms, and aligns with our analysis of operating performance.

Subsequent Events

For a discussion of subsequent events, see Note 21—“Subsequent Events” to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

Impact of Recent Accounting Pronouncements

Refer to Note 2—“Summary of Significant Accounting Policies” to the consolidated financial statements that are a part of this Annual Report on Form 10-K for further explanation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business plan, the primary market risk to which we are exposed is interest rate risk.

We have obtained variable rate debt financing to fund certain property acquisitions, and we are exposed to changes in the one-month LIBOR. Our objectives in managing interest rate risk seek to limit the impact of interest rate changes on operations and cash flows, and to lower overall borrowing costs. To achieve these objectives, we will borrow primarily at interest rates with the lowest margins available and, in some cases, with the ability to convert variable interest rates to fixed rates.

We have entered, and may continue to enter, into derivative financial instruments, such as interest rate swaps, in order to mitigate our interest rate risk on a given variable rate financial instrument. To the extent we do, we are exposed to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, it does not possess credit risk. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We manage the market risk associated with interest rate contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. We have not entered, and do not intend to enter, into derivative or interest rate transactions for speculative purposes. We may also enter into rate-lock arrangements to lock interest rates on future borrowings.

In addition to changes in interest rates, the value of our future investments will be subject to fluctuations based on changes in local and regional economic conditions and changes in the creditworthiness of tenants, which may affect our ability to refinance our debt, if necessary.

The following table summarizes our principal debt outstanding as of December 31, 2018 (amounts in thousands):

December 31, 2018
Notes payable:
Fixed rate notes payable	$220,351
Variable rate notes payable fixed through interest rate swaps	247,435

Total notes payable	467,786

Secured credit facility:
Variable rate revolving line of credit	105,000
Variable rate term loan fixed through interest rate swaps	100,000
Variable rate term loan	150,000

Total secured credit facility	355,000

Total principal debt outstanding (1)	$822,786

(1)	As of December 31, 2018, the weighted average interest rate on our total debt outstanding was 4.4%.

As of December 31, 2018, $255.0 million of the $822.8 million total principal debt outstanding was subject to variable interest rates with a weighted average interest rate of 4.5% per annum. As of December 31, 2018, an increase of 50 basis points in the market rates of interest would have resulted in a change in interest expense of approximately $1.3 million per year.

As of December 31, 2018, we had 13 interest rate swap agreements outstanding, which mature on various dates from December 2020 to November 2022. As of December 31, 2018, the aggregate settlement asset value was $6.4 million. The settlement value of these interest rate swap agreements are dependent upon existing market interest rates and swap spreads. As of December 31, 2018, an increase of 50 basis points in the market rates of interest would have resulted in an increase to the settlement asset value of these interest rate swaps to $10.9 million.

We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.

Item 8. Financial Statements and Supplementary Data.

See the index at Part IV, Item 15. Exhibits and Financial Statement Schedules.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of disclosure controls and procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms, and that such information is accumulated and communicated to us, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and we necessarily were required to apply our judgment in evaluating whether the benefits of the controls and procedures that we adopt outweigh their costs.

As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, we conducted an evaluation as of December 31, 2018 under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of December 31, 2018, were effective at a reasonable assurance level.

(b) Management’s Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of its inherent limitations, internal control is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Under the supervision, and with the participation, of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission, or the Original Framework. Based on our evaluation under the Original Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to the permanent deferral adopted by the Securities and Exchange Commission that permits the Company to provide only management’s report in this annual report.

(c) Changes in internal control over financial reporting. There have been no changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the three months ended December 31, 2018, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Board of Directors and Executive Officers

Our directors and executive officers and their respective positions are as follows:

Name	Age	Positions
John E. Carter	59	Chairman of the Board
Michael A. Seton	46	Chief Executive Officer, President and Director
Randall Greene	69	Director (Independent)
Jonathan Kuchin	67	Director (Independent)
Ronald Rayevich	76	Director (Independent)
Roger Pratt	66	Director (Independent)
Robert M. Winslow	69	Director
Kay C. Neely	42	Chief Financial Officer and Treasurer
Todd M. Sakow	47	Chief Operating Officer and Secretary

John E. Carter has served as the Chairman of our board of directors since January 2013. Mr. Carter served as our Chief Executive Officer from January 2013 to April 2018. Mr. Carter founded and has served as the Chairman of the board of directors of Carter Validus Mission Critical REIT, Inc. since December 2009 and Chief Executive Officer of Carter Validus Mission Critical REIT, Inc. from December 2009 to April 2018. Mr. Carter also served as our President from January 2013 to March 2015 and served as President of Carter Validus Mission Critical REIT, Inc. from December 2009 to March 2015. He also serves as Executive Chairman of Carter Validus Advisors II, LLC. He has served as Chief Executive Officer from January 2013 to July 2015 and Co-Chief Executive Officer of Carter Validus Advisors II, LLC from August 2015 to April 2018, and is a member of the Investment Committee of Carter Validus Advisors II, LLC and Chief Executive Officer of Carter Validus Real Estate Management Services II, LLC since January 2013. Mr. Carter serves as Executive Chairman of our sponsor, Carter Validus REIT Management company II, LLC. He has served as Chief Executive Officer from January 2013 to July 2015 and as Co-Chief Executive Officer of Carter Validus REIT Management Company II, LLC, from July 2015 to April 2018. Mr. Carter founded and serves as Executive Chairman of Carter/Validus Advisors, LLC and has served as Chief Executive Officer from December 2009 to August 2015 and Co-Chief Executive Officer from August 2015 to April 2018, a member of the Investment Management Committee of Carter/Validus Advisors, LLC and Chief Executive Officer of Carter Validus Real Estate Management Services, LLC since December 2009. Mr. Carter founded and serves as Executive Chairman of Carter/Validus REIT Investment Management Company, LLC and has served as Chief Executive Officer from December 2009 to July 2015 and Co-Chief Executive Officer of Carter/Validus REIT Investment Management Company from July 2015 to April 2018. Mr. Carter serves as Executive Chairman of CV REIT Management Company, LLC and served as Co-Chief Executive Officer from October 2015 to April 2018. Mr. Carter also served on the Board of Managers for Validus/Strategic Capital Partners, LLC (now Strategic Capital Management Holdings, LLC) from November 2010 to August 2014. Mr. Carter serves as Chairman of the board of directors of Carter Multifamily Growth & Income Fund, LLC. He also serves as Executive Chairman and as a member of the investment committee of the advisor, Carter Multifamily Growth & Income Advisors, LLC and as Executive Chairman of the sponsor, Carter Multifamily Fund Management Company, LLC. Mr. Carter has more than 37 years of real estate experience in all aspects of leasing, asset management, acquisitions, finance, investment and corporate advisory services. Mr. Carter served as Vice Chairman and a principal of Carter & Associates, L.L.C., or Carter & Associates, one of the principals of our sponsor, from January 2000 to June 2016. Mr. Carter has served in such capacities since he merged his company, Newport Partners, LLC, or Newport Partners, to Carter & Associates in January 2000. Mr. Carter founded Newport Partners in November 1989 and grew the company into a full-service real estate firm with approximately 63 associates throughout Florida. Prior to November 1989, Mr. Carter worked for two years at Trammel Crow Company. In the early 1980s, he spent five years at Citicorp where he focused primarily on tax shelter, Industrial Revenue Bonds (IRBs) and other real estate financing transactions. He also was a founding board member of GulfShore Bank (currently Seacoast Bank), a community bank located in Tampa, Florida, serving on the Board from August 2007 until April 2017. Mr. Carter is a licensed real estate broker, a retired member of the IPA Board and Executive Committee and is a member of NAREIT’s Public Non-Listed REIT Council Executive Committee. Mr. Carter obtained a Bachelor’s degree in Economics with a minor in Mathematics from St. Lawrence University in Canton, New York in 1982 and a Masters in Business Administration from Harvard University in Cambridge, Massachusetts in 1989. Mr. Carter was selected to serve as a director because he has significant real estate experience in various areas. He has expansive knowledge of the real estate industry and has relationships with chief executives and other senior management at numerous real estate companies. Mr. Carter brings a unique and valuable perspective to our board of directors.

Michael A. Seton, age 46, has served as a director of Carter Validus Mission Critical REIT II, Inc. since July 2018, Chief Executive Officer since April 2018 and as our President since March 2015. He also has served as the Chief Executive Officer of Carter Validus Mission Critical REIT, Inc. since April 2018 and as the President of Carter Validus Mission Critical REIT, Inc. since March 2015. He also serves as Chief Executive Officer of Carter Validus Advisors II, LLC, served as Co-Chief Executive Officer from August 2015 to April 2018, and has served as the President and a member of the Investment Committee of Carter Validus Advisors II, LLC since January 2013. Mr. Seton co-founded and serves as the Chief Executive Officer of our sponsor, Carter Validus REIT Management Company II, LLC, and served as Co-Chief Executive Officer from July 2015 to April 2018 and as President since January 2013. Mr. Seton also serves as the Chief Executive Officer of Carter/Validus Advisors, LLC, served as the Co-Chief Executive Officer from August 2015 to April 2018, and has served as the President of Carter/Validus Advisors, LLC since December 2009. He co-founded and serves as Chief Executive Officer of Carter/Validus REIT Investment Management Company, LLC, served as Co-Chief Executive Officer from July 2015 to April 2018 and served as President of Carter/Validus REIT Investment Management Company, LLC since December 2009. Mr. Seton serves as the Chief Executive Officer of CV REIT Management Company, LLC and served as Co-Chief Executive Officer from October 2015 to April 2018. Mr. Seton serves as the Chief Executive Officer of CV Data Center Growth & Income Fund Manager, LLC. He also serves as Chief Executive Officer and a member of the Investment Committee of CV Data Center Growth & Income REIT Advisors, LLC. Mr. Seton also serves as Chairman of CV Data Center Real Estate Management Services, LLC. Mr. Seton has more than 20 years of real estate investment and finance experience. From December 1996 until June 2009, Mr. Seton worked for Eurohypo AG (including its predecessor organizations) in New York, New York. At Eurohypo AG, Mr. Seton was a Managing Director and Division Head in the Originations Group, leading a team of 12 professionals in the origination, structuring, documenting, closing and syndication of real estate financings for private developers and owners, REITs, and real estate operating companies. Real estate finance transactions in which Mr. Seton was involved included both on and off-balance sheet executions, including senior debt and mezzanine financings. Mr. Seton has been directly involved in over $35 billion in acquisitions and financings during his real estate career. Mr. Seton obtained a Bachelor of Science in Economics from Vanderbilt University in Nashville, Tennessee in 1994.

Randall Greene has been an independent director since April 2014. Mr. Greene has also served as an independent director of Carter Validus Mission Critical REIT, Inc. since July 2010. He has over 40 years of experience in real estate management, mortgage banking, construction and property development. Mr. Greene served as Vice President of Charter Mortgage Co. and as President of its subsidiary, St. John’s Management Company, from 1975 to 1977, in which he managed more than 3,500 multifamily units and 300,000 square feet of commercial and retail space throughout Florida. He also was President and Chief Executive Officer of Coastland Corporation of Florida (formerly Nasdaq: CLFL), a community developer in Florida, from 1976 to 1986, in which he supervised the development of more than 2000 acres of residential and commercial properties, the construction of more than 500 homes and a number of commercial and retail developments. From 1986 to 1993, Mr. Greene was the President and a director of Beggins/Greene, Inc., which was the principal developer of Symphony Isles, a waterfront community in Apollo Beach, Florida. From 1992 to 1995, Mr. Greene was a consultant for Eastbrokers, A.B., in which he consulted on the acquisition of hotels and commercial properties throughout Eastern Europe. Mr. Greene currently serves as the Managing Partner and a director for Greene Capital Partners, LLC, an investment and advisory firm, and has been in this position since 1999, as well as

President and a Director of ITR Capital Management, LLC, an investment management firm, positions he has held since September 2009. Mr. Greene also served as the Chief Operating Officer of the Florida Department of Environmental Protection from September 2011 through March 2015. Mr. Greene has also been an executive coach for more than 50 Tampa-area CEOs through Vistage Florida since November 2004, and currently coaches 20 CEOs. Mr. Greene was a member of the Florida Chapter of the Young Presidents’ Organization from 1980-1999 and served as Florida Chapter Chairman in 1995. He is a member of the World Presidents’ Organization, Tampa Young Presidents’ Organization Forum III, Association for Corporate Growth, Leadership Tampa Alumni, and the Financial Planning Association. Mr. Greene is also a Certified Financial Planner. He has been honored as an Outstanding Young Man of America, as an Alumnus of the Year by Phi Kappa Tau Fraternity and is a member of Florida Blue Key. Mr. Greene obtained a Bachelor’s degree, with distinction, from Eckerd College in St. Petersburg, Florida in 1986 and a Masters in Business Administration from The Wharton School, University of Pennsylvania in Philadelphia, Pennsylvania in 1988. Mr. Greene was selected to serve as a director due to his knowledge of the real estate and mortgage banking industries and his previous service as the President and Chief Executive Officer of a public company that was a community developer. Mr. Greene’s experience assists the company in managing and operating as a public company in the real estate industry.

Jonathan Kuchin has been an independent director since April 2014. Mr. Kuchin has also served as an independent director of Carter Validus Mission Critical REIT, Inc. since March 2011. Mr. Kuchin, a certified public accountant, has more than 29 years of experience in public accounting, focusing on public companies and their financial and tax issues, including initial public offerings, public financings, mergers and acquisitions, compensation issues (i.e., options, warrants, phantom stock, restricted stock), and implementation and compliance with the Sarbanes-Oxley Act of 2002, or SOX. On June 30, 2010, Mr. Kuchin retired as a tax partner from PricewaterhouseCoopers, or PwC. At retirement, he was a real estate tax partner in the New York City office, where he focused on public and private REIT clients and on SEC reporting aspects of public REITs, including accounting for income taxes and uncertainty of income taxes as well as compliance with SOX. He served in that capacity from June 2006 until his retirement date. From September 2004 to June 2006, Mr. Kuchin was a tax service partner for large corporations at PwC in the New York City office, where he focused on PwC audit clients and their issues relating to accounting for income taxes, compliance with SOX, deferred tax studies, first SEC filings and conversion to GAAP. Prior to June 2006, Mr. Kuchin served as the tax partner in charge of the PwC Seattle office and focused his practice on large public companies and the issues related to SEC filings, accounting for income taxes, SOX, and all other tax issues for public companies. In addition to his client responsibilities in Seattle, he managed the tax practice of 85 tax professionals including partners specializing in international tax, state and local tax, financial service tax and private companies. From October 1988 to July 1997, when he was admitted to the Coopers and Lybrand partnership, Mr. Kuchin held various positions with Coopers & Lybrand. Mr. Kuchin obtained a Bachelor’s degree in Business Economics from the University of California, Santa Barbara in March of 1981. Mr. Kuchin was selected to serve as an independent director because of his significant real estate experience and his expansive knowledge in the public accounting and real estate industries.

Ronald Rayevich has been an independent director since April 2014. Mr. Rayevich has also served as an independent director of Carter Validus Mission Critical REIT, Inc. since July 2010. He has been active in residential and commercial real estate and investment management since 1965. In 1995, following an early retirement, Mr. Rayevich formed Raymar Associates, Inc. and since that time has been active as a commercial real estate consultant. Recent clients include the Carlyle Realty, L.P., a Washington, DC based real estate investment arm of the Carlyle Group from 1996 to 2011 and Advance Realty, a New Jersey based real estate investment and development company (1995 through 2012 and 2015 to date), where he currently serves as a member of its Advisory Board. Mr. Rayevich spent most of his career with Prudential Insurance Company (now Prudential Financial) (1965 to 1979 and from 1985 to the end of 1994), last serving as President and COO of The Prudential Realty Group with responsibility for the management of the insurance company’s then $6.5 billion commercial real estate portfolio. From 1982 to 1985, Mr. Rayevich was Managing Director, Investment Banking, with Prudential-Bache Securities (now Wells Fargo Advisors). And from 1979 to 1982, he served as Vice President for Investments at Columbia University with management responsibility for the university’s entire endowment. Mr. Rayevich holds a BA in History from The Citadel (1964) and an MBA in Finance from Florida State University (1971). In 1997 he served as National President (now-Chairman) of NAIOP, the Commercial Real Estate Development Association. As a Director Emeritus of this 19,000-member commercial real estate association, he was the founder of its National Forums program and founding Chairman and Governor of the NAIOP Research Foundation, where he continues to be active as Chair of its Audit and Investment Committees. Since 1991 he has been a Full Member of the Urban Land Institute. He has served for 12 years (2003—2015) as a member of The Citadel Trust, which manages a $90 million portion of The Citadel’s endowment and was elected its Chairman for the maximum term of six years. Mr. Rayevich was selected to serve as an independent director due to his significant experience in the real estate and financial services industries and he brings valuable knowledge and insight into the real estate investment process.

Roger Pratt has been an independent director and member of the Audit Committee of Carter Validus Mission Critical REIT II, Inc. since July 2018. Mr. Pratt currently serves as Senior Advisor to the Elite International Investment Fund. Mr. Pratt was the Managing Director for Prudential Real Estate Investors (PREI) from 1995 until his retirement in 2014. In this capacity he served as a senior leader at PREI, which over the course of his 32-year career with PREI became a global real estate manager with over $50 billion in gross assets under management. Mr. Pratt served as a member of PREI’s U.S., Latin American and Global Investment and Management Committees. Mr. Pratt directed open-end, closed-end, and single client account funds, and played a leading role in raising capital from more than 100 institutional investors including public, corporate and union funds as well as foundations and endowments. As the Co-Chief Risk & Investment Officer at PREI from 2012 to 2014, Mr. Pratt developed a strategic plan for PREI’s global proprietary capital portfolio, initiated a global portfolio review process, revamped and standardized the firm’s investment committee cases, created a Global Investment Committee, and instituted a “scorecard” for new products and funds. As a US Senior Portfolio Manager at PREI from 1995 to 2011, he directed open-end, closed-end and single client funds with gross assets over $13 billion during his tenure. From 1992 to 1995, he was the Portfolio Manager, and from 1995 to 2011 the Senior Portfolio Manager, of Prudential’s enhanced core equity real estate portfolio, PRISA II. On behalf of PRISA II, he served on the board of trustees of Starwood Hotels and Resorts Worldwide, Inc. from 1997 to 1999 (NYSE:HOT). In 2003, Mr. Pratt developed and launched PRISA III, serving as its Senior Portfolio Manager until 2010. He also directed PREI’s US Single Client accounts from 1997 to 2011, and its Senior Housing platform from 2003 to 2010. Mr. Pratt began his career with the Prudential Realty Group (PRG) in 1982 as an asset manager and later served as the head of PRG’s New Jersey regional office and co-head of PRG’s national development portfolio. Mr. Pratt earned a Master’s of Regional Planning in 1976 from the University of North Carolina and a Master’s in Business Administration in 1982 as a Dean’s Scholar from the University of North Carolina. He received his B.A. as a Phi Beta Kappa graduate of the College of William and Mary in Williamsburg, Virginia in 1974. From 1976 to 1980, he served as a Community Development Planner for the State of North Carolina. Mr. Pratt serves on the Wood Center Real Estate Studies Advisory Board at the University of North Carolina, the Foundation Board of the Mason School of Business at the College of William and Mary, the Board of Directors of the Schumann Fund for New Jersey, and the Board of Directors of The George Washington University Museum and The Textile Museum in Washington, D.C. Mr. Pratt was selected to serve as an independent director because of his significant real estate and capital markets experience.

Robert M. Winslow has been a director since July 2016. He has also served as a member of the Investment Committee of Carter Validus Advisors II, LLC since January 2013. Mr. Winslow served as the Executive Vice President of Construction, Development and Special Projects of Carter Validus Advisors II, LLC from May 2015 to August 2018. Mr. Winslow also served as the Executive Vice President of Asset Management of Carter Validus Advisors II, LLC from January 2013 to May 2015. He has also served as a member of the Management Committee and Investment Committee of Carter/Validus Advisors, LLC since December 2009. Mr. Winslow also served as the Executive Vice President of Construction, Development and Special Projects of Carter/Validus Advisors, LLC from May 2015 to August 2018. He also served as the Executive Vice President of Asset Management of Carter/Validus Advisors, LLC from December 2009 to May 2015. He has more than 35 years of real estate experience throughout the United States. Mr. Winslow has packaged and managed more than 50 commercial investments in hotels, offices, shopping centers and industrial properties with a value exceeding

$300 million. He has served as President and Chief Executive Officer of Global Building and Consulting Corporation, a multi-service residential and commercial investment company specializing in performance-oriented management of real estate assets since 1996. From 1987 to 1989, Mr. Winslow structured a joint venture with Prentiss Properties to serve as the Florida Development Manager for proposed office projects for tenants including, among others, AT&T and Loral Federal Systems. In July 1980, Mr. Winslow founded and served as managing General Partner of Global Properties, LTD through 1985. Global Properties, LTD was a full service real estate brokerage firm that grew to 120 sales associates, and was the first firm with whom Merrill Lynch Realty signed a Letter of Intent to purchase when it entered the Orlando market. Prior to founding Global Properties, LTD in 1980, Mr. Winslow served as Vice President of Winter Park Land Company, an old line private real estate holding company where he reversed two unprofitable divisions and created compatible new construction and real estate brokerage strategies. Mr. Winslow obtained a Bachelor of Arts from Rollins College in Business Administration/Economics in 1971 and an MBA in International Finance from the Roy E. Crummer Graduate School of Business at Rollins College in Winter Park, Florida in 1973. Mr. Winslow was selected to serve as a director because of his significant real estate experience and his expansive knowledge in real estate industries.

Kay C. Neely, age 42, has served as Chief Financial Officer and Treasurer of Carter Validus Mission Critical REIT II, Inc. and Carter Validus Advisors II, LLC since September 2018. Prior to being appointed Chief Financial Officer and Treasurer of Carter Validus Advisors II, LLC, Ms. Neely served as the Senior Vice President of Accounting of Carter Validus Advisors II, LLC, beginning in January 2016, where she was responsible for the oversight of the accounting and financial reporting functions, as well as managing all accounting department personnel. Ms. Neely remains the Senior Vice President of Accounting of Carter/Validus Advisors, LLC, a position she has held since January 2016. Ms. Neely has over 13 years of real estate accounting experience. Ms. Neely began her career with KPMG LLP in 1999 as a staff accountant in the audit practice and became a manager in June 2003, serving in such capacity until June 2005. From June 2005 to January 2008, Ms. Neely was an audit senior manager with KPMG LLP, where she planned, organized, staffed and administered audit engagements for public and private entities primarily in the real estate sector, including real estate investment trusts and investment funds. From March 2010 to January 2016, Ms. Neely was Associate Director of Audit Resource Management at KPMG LLP, where she managed the daily operations and financial planning for audit practices in ten offices located in the Southeast and Puerto Rico, which consisted of over 400 audit partners, managers and staff. Ms. Neely graduated in the top 10% of her class at Emory University, Goizueta Business School in Atlanta, Georgia in 1998 with a Bachelor in Business Administration with concentrations in Accounting and Finance. She holds a current Certified Public Accountant license in the state of Georgia.

Todd M. Sakow, age 47, has served as Chief Operating Officer and Secretary of Carter Validus Mission Critical REIT II, Inc. and Carter Validus Advisors II, LLC since September 2018. From January 2013 through September 2018, Mr. Sakow served as the Chief Financial Officer and Treasurer of Carter Validus Mission Critical REIT II, Inc. and Carter Validus Advisors II, LLC. Mr. Sakow has also served as Chief Operating Officer and Secretary of Carter Validus REIT Management Company II, LLC since September 2018 and has served as Chief Financial Officer of Carter Validus REIT Management Company II, LLC since March 2013. In addition, Mr. Sakow has served as Secretary of Carter Validus Mission Critical REIT, Inc. and Chief Operating Officer and Secretary of Carter/Validus Advisors, LLC since September 2018, and, from August 2010 through September 2018, served as the Chief Financial Officer and Treasurer of Carter Validus Mission Critical REIT, Inc. and of Carter/Validus Advisors, LLC. He also has served as Chief Operating Officer and Secretary of Carter/Validus REIT Investment Management Company, LLC since September 2018 and has served as Chief Financial Officer and Treasurer of Carter/Validus REIT Investment Management Company, LLC since July 2010. Mr. Sakow has more than 15 years of real estate and tax experience in the REIT industry and is a Certified Public Accountant. From January 2002 until July 2010, Mr. Sakow worked for American Land Lease, Inc. (formerly NYSE: ANL). From January 2006 through July 2010, he served as its Vice President of Finance, from April 2003 through January 2010, he served as Tax Director and from January 2002 through January 2006, he served as Assistant Corporate Controller. Mr. Sakow’s responsibilities included SEC reporting, REIT tax compliance, and treasury management functions. Prior to joining American Land Lease, Inc., Mr. Sakow was a senior auditor at Ernst & Young, LLP from June 1999 through January 2002. Mr. Sakow received a B.S. in Accounting and a Masters in Accounting from the University of Florida, in 1997 and 1999, respectively. Mr. Sakow has been a board member of the Friends of Joshua House since 2014.

Our executive officers have stated that there are no arrangements or understandings of any kind between them and any other person relating to their appointments as executive officers.

Committees of our Board of Directors

Audit Committee

The board of directors maintains one standing committee, the audit committee, to assist in fulfilling its responsibilities. The audit committee is composed of Messrs. Kuchin, Greene, Rayevich and Pratt, all four of whom are independent directors as defined in our charter. The audit committee reports regularly to the full board and annually evaluates its performance. The audit committee meets periodically during the year, usually in conjunction with regular meetings of the board. The audit committee, by approval of at least a majority of the members, selects the independent registered public accounting firm to audit our annual financial statements, reviews with the independent registered public accounting firm the plans and results of the audit engagement, approves the audit and non-audit services provided by the independent registered public accounting firm, reviews the independence of the independent registered public accounting firm, considers the range of audit and non-audit fees and reviews the adequacy of our internal controls over financial reporting.

Although our shares are not listed for trading on any national securities exchange, all four members of the audit committee meet the current independence and qualifications requirements of the New York Stock Exchange, as well as our charter and applicable rules and regulations of the SEC. While all four members of the audit committee have significant financial and/or accounting experience, the board of directors has determined that Mr. Kuchin satisfies the SEC’s requirements for an “audit committee financial expert” and has designated Mr. Kuchin as our audit committee financial expert.

Compensation Committee

Our board of directors believes that it is appropriate for our board not to have a standing compensation committee based upon the fact that our executive officers, including our principal financial officer, and non-independent directors do not receive compensation directly from us for services rendered to us, and we do not intend to pay any compensation directly to our executive officers or non-independent directors.

Nominating Board of Directors—Functions

We believe that our board of directors is qualified to perform the functions typically delegated to a nominating committee, and that the formation of a separate committee is not necessary at this time. Therefore, all members of our board of directors develop the criteria necessary for prospective members of our board of directors and participate in the consideration of director nominees. The primary functions of the members of our board of directors relating to the consideration of director nominees are to conduct searches and interviews for prospective director candidates, if necessary, review background information for all candidates for the board of directors, including those recommended by stockholders, and formally propose the slate of director nominees for election by the stockholders at the annual meeting.

Special Committee

Our board of directors established a special committee. The special committee’s function is limited to the evaluation, negotiation and approval of any transaction that our board of directors specifically identifies and delegates authority to the special committee. The members of the special committee are Ronald Rayevich and Roger Pratt, with Mr. Rayevich serving as the chairman of the special committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires each director, officer and individual beneficially owning more than 10% of a registered security of the Company to file with the SEC, within specified time frames, initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of common stock of the Company. Based solely on a review of the copies of such forms furnished to us during and with respect to the fiscal year ended December 31, 2018, or written representations that no additional forms were required, to the best of our knowledge, all of the filings by the Company’s directors and executive officers were made on a timely basis.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that is applicable to all members of our board of directors, our officers and employees, and the employees of our advisor. The policy may be located on our website at www.cvmissioncriticalreit2.com by clicking on “Corporate Governance,” and then on “Code of Business Conduct and Ethics.” If, in the future, we amend, modify or waive a provision in the Code of Business Conduct and Ethics, we may, rather than filing a Current Report on Form 8-K, satisfy the disclosure requirement by posting such information on our website as necessary.

Item 11. Executive Compensation.

Compensation of Executive Officers

We have no employees. Our executive officers do not receive compensation directly from us for services rendered to us, and we do not intend to pay any compensation directly to our executive officers. As a result, we do not have, and our board of directors has not considered, a compensation policy or program for our executive officers. In addition, our board of directors believes that it is appropriate for our board not to have a standing compensation committee based upon the fact that our executive officers, including our principal financial officer, and non-independent directors do not receive compensation directly from us for services rendered to us, and we do not intend to pay any compensation directly to our executive officers or non-independent directors.

Our executive officers are also officers of our advisor, and its affiliates, including Carter Validus Real Estate Management Services II, LLC, our property manager, and are compensated by these entities, in part, for their services to us. We pay fees to such entities under our advisory agreement and our property management and leasing agreement. We also reimburse our advisor for its provision of administrative services, including related personnel costs, subject to certain limitations. A description of the fees that we pay to our advisor and property manager or their affiliates is found in the “Transactions with Related Persons, Promoters and Certain Control Persons” within Item 13. “Certain Relationships and Related Transactions, and Director Independence”.

Compensation of Directors

Directors who are also officers or employees of our advisor or their affiliates (Messrs. Carter, Winslow and Seton) do not receive any special or additional remuneration for service on the board of directors or any of its committees. Each non-employee director receives compensation for service on the board of directors and any of its committees as provided below:

•	an annual retainer of $40,000;

•	an additional retainer of $45,000 for the special committee board members;

•

an additional annual retainer of $10,000 to the chairman of the audit committee (the additional annual retainer to the chairman of the audit committee increased from $7,500 to $10,000, effective September 1, 2018);

•	$2,000 for each board meeting attended in person;

•	$2,000 for each committee meeting attended in person ($2,500 for attendance by the chairperson of the audit committee at each meeting of the audit committee);

•	$500 per board or committee meeting attended by telephone conference; and

•

in the event that there is a meeting of the board of directors and one or more committees on a single day, the fees paid to each director will be limited to $2,500 per day ($3,000 per day for the chairman of the audit committee, if there is a meeting of that committee).

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

Further, we have authorized and reserved 300,000 shares of our Class A common stock for issuance under the Carter Validus Mission Critical REIT II, Inc. 2014 Restricted Share Plan, or the Incentive Plan, and we granted 3,000 shares of Class A common stock to each of our independent directors at the time we satisfied the minimum offering requirement in our offering in connection with each director’s initial election or appointment to the board of directors. The Incentive Plan provides for annual grants of 3,000 shares of Class A common stock to each of our independent directors in connection with such independent director’s subsequent re-election to our board of directors, provided, such independent director is an independent director of our company during such annual period. Restricted stock issued to our independent directors will vest over a four-year period following the first anniversary of the date of grant in increments of 25% per annum.

Director Compensation Table

The following table sets forth certain information with respect to our director compensation during the fiscal year ended December 31, 2018:

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensations Earnings	All Other Compensation		Total
John E. Carter	$—	$—	$—	$—	$—	$—		$—
Michael A. Seton	$—	$—	$—	$—	$—	$—		$—
Robert M. Winslow	$—	$—	$—	$—	$—	$—		$—
Jonathan Kuchin (1)	$65,833	$27,540	$—	$—	$—	$16,040	(5)	$109,413
Randall Greene (2)	$55,500	$27,540	$—	$—	$—	$10,350	(6)	$93,390
Ronald Rayevich (3)	$70,500	$27,540	$—	$—	$—	$12,289	(7)	$110,329
Roger Pratt (4)	$31,833	$27,540	$—	$—	$—	$3,787	(8)	$63,160

(1)

On July 20, 2018, Jonathan Kuchin was awarded 3,000 restricted shares of Class A common stock in connection with his re-election to the board of directors. The grant date fair value of the stock was $9.18 per share for an aggregate amount of $27,540. As of December 31, 2018, all of the 3,000 shares of common stock remain unvested.

(2)

On July 20, 2018, Randall Greene was awarded 3,000 restricted shares of Class A common stock in connection with his re-election to the board of directors. The grant date fair value of the stock was $9.18 per share for an aggregate amount of $27,540. As of December 31, 2018, all of the 3,000 shares of common stock remain unvested.

(3)

On July 20, 2018, Ronald Rayevich was awarded 3,000 restricted shares of Class A common stock in connection with his re-election to the board of directors. The grant date fair value of the stock was $9.18 per share for an aggregate amount of $27,540. As of December 31, 2018, all of the 3,000 shares of common stock remain unvested.

(4)

On July 24, 2018, Roger Pratt was awarded 3,000 restricted shares of Class A common stock in connection with his election to the board of directors. The grant date fair value of the stock was $9.18 per share for an aggregate amount of $27,540. As of December 31, 2018, all of the 3,000 shares of common stock remain unvested.
(5)

Of this amount, $9,939 reflects the dollar value of distributions paid in connection with the stock awards granted to our independent directors and $6,101 represents reimbursement of travel and other expenses incurred by directors to attend various director meetings.

(6)

Of this amount, $9,767 reflects the dollar value of distributions paid in connection with the stock awards granted to our independent directors and $583 represents reimbursement of travel and other expenses incurred by directors to attend various director meetings.

(7)

Of this amount, $8,553 reflects the dollar value of distributions paid in connection with the stock awards granted to our independent directors and $3,736 represents reimbursement of travel and other expenses incurred by directors to attend various director meetings.

(8)

Of this amount, $857 reflects the dollar value of distributions paid in connection with the stock awards granted to our independent directors and $2,930 represents reimbursement of travel and other expenses incurred by directors to attend various director meetings.

Compensation Committee Interlocks and Insider Participation

We do not have a standing compensation committee and do not separately compensate our executive officers. Therefore, none of our executive officers participated in any deliberations regarding executive compensation. There are no interlocks or insider participation as to compensation decisions required to be disclosed pursuant to SEC regulations.

During the fiscal year ended December 31, 2018, Robert M. Winslow, John E. Carter, Michael A. Seton, Kay C. Neely and Todd M. Sakow also served as officers, directors and/or key personnel of our advisor, our property manager, and/or other affiliated entities. As such, they did not receive any separate compensation from us for services as our directors and/or executive officers. For information regarding transactions with such related parties, see the section entitled “Transactions with Related Persons, Promoters and Certain Control Person.” within Item 13. “Certain Relationships and Related Transactions, and Director Independence”.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Securities Authorized for Issuance Under Equity Compensation Plans and Unregistered Sales of Equity Securities.

We adopted the 2014 Restricted Share Plan, or the Incentive Plan, pursuant to which our board of directors has the authority to grant restricted or deferred stock awards to persons eligible under the plan. The maximum number of shares of our Class A common stock that may be issued pursuant to the Incentive Plan is 300,000, subject to adjustment under specified circumstances. The following table provides information regarding the Incentive Plan as of December 31, 2018:

Plan Category	Number of Securities to Be Issued upon Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders (1)	—	—	252,000
Equity compensation plans not approved by security holders	—	—	—

Total	—	—	252,000

(1)

On July 20, 2018, we granted an aggregate of 9,000 restricted shares of Class A common stock to our independent directors, which were awarded in connection with each independent director’s re-election to our board of directors. Additionally, on July 24, 2018, we granted 3,000 restricted shares of Class A common stock in connection with the election of a new independent board member. The fair value of each share of our restricted common stock was estimated at the date of grant at $9.18 per share. As of December 31, 2018, we had issued an aggregate of 48,000 shares of restricted stock to our independent directors in connection with their appointment or re-election to our board of directors. Restricted stock issued to our independent directors vests over a four-year period following the first anniversary of the date of grant in increments of 25% per annum.

The shares described above were not registered under the Securities Act and were issued in reliance on Section 4(a)(2) of the Securities Act.

Beneficial Ownership of Equity Securities

The following table sets forth information as of March 18, 2019, regarding the beneficial ownership of our common stock by each person known by us to own 5.0% or more of the outstanding shares of common stock, each of our directors, and each named executive officer, and our directors and executive officers as a group. The percentage of beneficial ownership is calculated based on 82,361,548 shares of Class A common stock outstanding, 12,476,247 shares of Class I common stock outstanding, 38,167,321 shares of Class T common stock outstanding and 3,423,521 shares of Class T2 common stock outstanding, as of March 18, 2019.

Name of Beneficial Owner (1)	Number of Class A Shares of Common Stock Beneficially Owned (2)		Percentage of All Class A Common Stock
Carter Validus REIT Management Company II, LLC	20,000		*
Directors
John E. Carter		(3)	*
Robert M. Winslow		(4)	*
Jonathan Kuchin (5)	18,063		*
Randall Greene (5)	17,314		*
Ronald Rayevich (5)	15,000		*
Michael A. Seton		(6)	*
Roger Pratt (5)	3,129		*
Executive Officers
Todd M. Sakow		(7)	*
Kay C. Neely	—

All officers and directors as a group (9 persons)	73,506		*

*	Represents less than 1% of the outstanding Class A common stock.
(1)	The address of each beneficial owner listed is c/o Carter Validus Mission Critical REIT II, Inc., 4890 W. Kennedy Blvd., Suite 650, Tampa, Florida 33609.
(2)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group which may be exercised within 60 days following March 18, 2019. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)

Mr. Carter is Executive Chairman of Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares of Class A common stock in our company. Mr. Carter disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of his pecuniary interest.

(4)	Mr. Winslow directly or indirectly controls Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares of Class A common stock in our company. Mr. Winslow disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of his pecuniary interest.
(5)	Represents restricted shares of our Class A common stock issued to the beneficial owner in connection with his initial election and his subsequent election to the board of directors.
(6)

Mr. Seton is the Chief Executive Officer of Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares of Class A common stock in our company. Mr. Seton disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of his pecuniary interest.

(7)

Mr. Sakow is the Chief Financial Officer, Chief Operating Officer and Secretary of Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares of Class A common stock in our company. Mr. Sakow disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of his pecuniary interest.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Transactions with Related Persons, Promoters and Certain Control Persons

Our independent directors have reviewed the material transactions between our affiliates and us during the year ended December 31, 2018. Set forth below is a description of the transactions with affiliates. We believe that we have executed all of the transactions set forth below on terms that are fair and reasonable to the Company and on terms no less favorable to us than those available from unaffiliated third parties.

Each of our executive officers and our non-independent directors, Messrs. Carter, Winslow and Seton, is affiliated with our advisor and its affiliates. In addition, each of our executive officers also serves as an officer of our advisor, property manager and/or other affiliated entities.

Carter Validus REIT Management Company II, LLC, or our sponsor, owns a 77.5% managing member interest in our advisor. Strategic Capital Management Holdings, LLC, which is wholly owned by Validus/Strategic Capital, and is the owner of Strategic Capital Advisory Services, LLC and SC Distributors, LLC, owns a 22.5% non-managing member interest in our advisor, and has no voting interest in our advisor. Our sponsor is directly or indirectly controlled by Messrs. Carter, Sakow and Seton, as they, along with others who are not our executive officers or directors, are members of our sponsor.

We are externally advised by the Advisor, which is our affiliate, pursuant to an advisory agreement by and among us, or Operating Partnership and our advisor. Our advisor supervises and manages our day-to-day operations and selects the properties and real estate-related investments we acquire, subject to the oversight and approval of our board of directors. Our advisor also provides marketing, sales and client services related to real estate on our behalf. Our advisor engages affiliated entities to provide various services to us. Our advisor is managed by, and is a subsidiary of Carter Validus REIT Management Company II, LLC, or our sponsor. The Company has no direct employees. Substantially all of the Company’s business is managed by our advisor. The employees of the Advisor and other affiliates provide services to the Company related to acquisitions, property management, asset management, accounting, investor relations, and all other administrative services.

SC Distributors, LLC, an affiliate of our advisor, or the dealer manager, served as the dealer manager of our Initial Offering and our Offering. The dealer manager received fees for services related to the Initial Offering and the Offering. We continue to pay the dealer manager a distribution and servicing fee with respect to its Class T and T2 shares that were sold in the Initial Offering and Offering.

Refer to Note 10—“Related-Party Transactions and Arrangements” to our consolidated financial statements that are a part of this Annual Report on Form 10-K.

Organization and Offering Expenses

We reimburse the Advisor and its affiliates for organization and offering expenses it incurs on our behalf, but only to the extent the reimbursement did not cause the selling commissions, dealer manager fees, distribution and servicing fees and other organization and offering expenses to exceed 15.0% of the gross proceeds of our Initial Offering or Offering, respectively. Other offering costs, which are offering expenses other than selling commissions, dealer manager fees and distribution and servicing fees, associated with our Initial Offering and Offering, which terminated on November 24, 2017 and November 27, 2018, respectively, were approximately 2.0% and 2.5% of the gross proceeds, respectively.

Since our formation through December 31, 2018, the Advisor and its affiliates incurred approximately $19,823,000 on our behalf in other offering costs, the majority of which was incurred by the Dealer Manager. Of this amount, approximately $89,000 of other offering costs remained accrued as of December 31, 2018.

As of December 31, 2018, we reimbursed the Advisor and its affiliates approximately $19,192,000 in other offering costs. As of December 31, 2018, since inception, we paid approximately $542,000 to an affiliate of the Dealer Manager in other offering costs. Other organization expenses are expensed as incurred and offering costs are charged to stockholders’ equity as incurred.

Selling Commissions, Dealer Manager Fees and Distribution and Servicing Fees

Through the termination of the Offering on November 27, 2018, we paid the Dealer Manager selling commissions and dealer manager fees in connection with the purchase of shares of certain classes of common stock. We continue to pay the Dealer Manager a distribution and servicing fee with respect to its Class T and T2 shares that were sold in our Initial Offering and Offering.

We will cease paying the distribution and servicing fee with respect to Class T shares at the earliest to occur of the following: (i) a listing of the Class T shares on a national securities exchange, (ii) following the completion of this Offering, total underwriting compensation in this Offering equaling 10.0% of the gross proceeds from this Offering less the total amount of distribution and servicing fees waived by participating broker-dealers in this Offering, (iii) such Class T shares no longer being outstanding, (iv) December 31, 2021, which is the fourth anniversary of the last day of the fiscal quarter in which our primary offering of our initial public offering terminated and (v) the date on which the holder of such Class T share or its agent notifies us or our agent that he or she is represented by a new participating broker-dealer; provided that we will continue paying the Class T distribution and servicing fee, which shall be re-allowed to the new participating broker-dealer, if the new participating broker-dealer enters into a participating broker-dealer agreement with our dealer manager or otherwise agrees to provide the services set forth in the dealer manager agreement.

We will cease paying the distribution and servicing fee with respect to a Class T2 share at the earliest to occur of the following: (i) a listing of the Class T2 shares on a national securities exchange; (ii) following the completion of this Offering, total underwriting compensation in the Offering equaling 10% of the gross proceeds from this Offering; (iii) there are no longer any Class T2 shares outstanding; (iv) the end of the month in which our transfer agent, on our behalf, determines that total underwriting compensation, including selling commissions, dealer manager fees, the Class T2 distribution and servicing fee and other elements of underwriting compensation with respect to such Class T2 share, would be in excess of 8.5% of the total gross investment amount at the time of purchase of such Class T2 share; (v) the end of the month in which our transfer agent, on our behalf, determines that the Class T2 distribution and servicing fee with respect to such Class T2 share would be in excess of 3.0% of the total gross investment amount at the time of purchase of such Class T2 share; (vi) the date on which such Class T2 share is repurchased by us; and (vii) the date on which the holder of such Class T2 share or its agent notifies us or our agent that he or she is represented by a new participating broker-dealer; provided that we will continue paying the Class T2 distribution and servicing fee, which shall be re-allowed to the new participating broker-dealer, if the new participating broker-dealer enters into a participating broker-dealer agreement with our dealer manager or otherwise agrees to provide the services set forth in the dealer manager agreement. At the time we cease paying the distribution and servicing fee with respect to a Class T2 share pursuant to the provisions above, such Class T2 share (including associated Class T2 DRIP shares) will convert into a number of Class I shares (including any fractional shares) with an equivalent of NAV as such share. Stockholders will receive a confirmation notice when their Class T2 shares have been converted into Class I shares. We currently expect that any such conversion will be on a one-for-one basis, as we expect the NAV per share of each Class T2 share and Class I share to be the same.

All selling commissions were expected to be re-allowed to participating broker-dealers. The dealer manager fee could be partially re-allowed to participating broker-dealers. No selling commissions, dealer manager fees and distribution and servicing fees are paid in connection with purchases of shares of any class made pursuant to the DRIP.

Class A Shares

Through the termination of the Offering, we paid the Dealer Manager selling commissions of up to 7.0% of the gross offering proceeds per Class A share. In addition, we paid the Dealer Manager a dealer manager fee of up to 3.0% of gross offering proceeds from the sale of Class A shares.

Class I Shares

We did not pay selling commissions with respect to Class I shares. Through the termination of the Offering, the Dealer Manager may have received up to 2.0% of the gross offering proceeds from the sale of Class I shares as a dealer manager fee, of which 1.0% was funded by the Advisor without reimbursement from us. The 1.0% of the dealer manager fee paid from offering proceeds was waived in the event an investor purchased Class I shares through a registered investment advisor that was not affiliated with a broker dealer.

Class T Shares

We paid the Dealer Manager selling commissions of up to 3.0% of the gross offering proceeds per Class T share. In addition, we paid the Dealer Manager a dealer manager fee up to 3.0% of gross offering proceeds from the sale of Class T shares. We ceased offering Class T shares in the Offering on March 14, 2018. Beginning on March 15, 2018, we offered Class T2 shares in the Offering, as described below.

Class T2 Shares

Through the termination of the Offering, we paid the Dealer Manager selling commissions of up to 3.0% of gross offering proceeds per Class T2 share. In addition, we paid the Dealer Manager a dealer manager fee of up to 2.5% of gross offering proceeds from the sale of Class T2 shares.

Acquisition Fees and Expenses

We pay to the Advisor 2.0% of the contract purchase price of each property or asset acquired. In addition, we reimburse the Advisor for acquisition expenses incurred in connection with the selection and acquisition of properties or real estate-related investments (including expenses relating to potential investments that we do not close), such as legal fees and expenses, costs of real estate due diligence, appraisals, non-refundable option payments on properties not acquired, travel and communications expenses, accounting fees and expenses and title insurance premiums, whether or not the property was acquired. Since our formation through December 31, 2018, we reimbursed the Advisor approximately 0.01% of the aggregate purchase price all of properties acquired. Acquisition fees and expenses associated with the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statements of comprehensive income. Acquisition fees and expenses associated with transactions determined to be an asset acquisition are capitalized in real estate, net, in the accompanying consolidated balance sheets.

Asset Management Fees

We pay to the Advisor an asset management fee calculated on a monthly basis in an amount equal to 1/12th of 0.75% of aggregate asset value, which is payable monthly in arrears.

Property Management Fees

In connection with the rental, leasing, operation and management of our properties, we pay the Property Manager and its affiliates aggregate fees equal to 3.0% of gross revenues from the properties managed, or property management fees. We reimburse the Property Manager and its affiliates for property-level expenses that any of them pay or incur on our behalf, including certain salaries, bonuses and benefits of persons employed by the Property Manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of its executive officers. The Property Manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If we contract directly with third parties for such services, it will pay them customary market fees and may pay the Property Manager an oversight fee equal to 1.0% of the gross revenues of the properties managed. In no event will we pay the Property Manager or any affiliate both a property management fee and an oversight fee with respect to any particular property. Property Management fees are recorded in rental and parking expenses in the accompanying consolidated statements of comprehensive income.

Operating Expenses

We reimburse the Advisor for all operating expenses it paid or incurred in connection with the services provided to us, subject to certain limitations. Expenses in excess of the operating expenses in the four immediately preceding quarters that exceed the greater of (a) 2.0% of average invested assets or (b) 25% of net income, subject to certain adjustments, will not be reimbursed unless the independent directors determine such excess expenses are justified. We will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives an acquisition fee or a disposition fee. Operating expenses incurred on our behalf are recorded in general and administrative expenses in the accompanying consolidated statements of comprehensive income.

On May 15, 2017, the Advisor employed Gael Ragone, who is the daughter of John E. Carter, the chairman of our board of directors, as Vice President of Product Management of Carter Validus Advisors II, LLC. Effective June 18, 2018, Ms. Ragone is no longer employed by the Advisor. We directly reimbursed the Advisor any amounts of Ms. Ragone’s salary that were allocated to us. For the years ended December 31, 2018 and 2017, the Advisor allocated approximately $69,000 and $98,000, respectively, which is included in other offering costs in the accompanying consolidated balance sheets.

Leasing Commission Fees

We also pay the Property Manager a separate fee for the one-time initial lease-up, leasing-up of newly constructed properties or re-leasing to existing tenants. Leasing commission fees are capitalized in other assets, net, in the accompanying consolidated balance sheets and amortized over the term of the related lease

Construction Management Fees

For acting as general contractor and/or construction manager to supervise or coordinate projects or to provide major repairs or rehabilitation on our properties, we may pay the Property Manager up to 5.0% of the cost of the projects, repairs and/or rehabilitation, as applicable, or construction management fees. Construction management fees are capitalized in real estate, net, in the accompanying consolidated balance sheets.

Disposition Fees

We will pay our Advisor, or its affiliates, if it provides a substantial amount of services (as determined by a majority of our independent directors) in connection with the sale of properties, a disposition fee, equal to the lesser of 1.0% of the contract sales price and one-half of the total brokerage commission paid if a third party broker is also involved, without exceeding the lesser of 6.0% of the contract sales price or a reasonable, customary and competitive real estate commission. As of December 31, 2018, we had not incurred any disposition fees to the Advisor or its affiliates.

Subordinated Participation in Net Sale Proceeds

Upon the sale of the Company, the Advisor will receive 15% of the remaining net sale proceeds after return of capital contributions plus payment to investors of a 6.0% annual cumulative, non-compounded return on the capital contributed by investors, or the subordinated participation in net sale proceeds. As of December 31, 2018, we had not incurred any subordinated participation in net sale proceeds to the Advisor or its affiliates.

Subordinated Incentive Listing Fee

Upon the listing of our shares on a national securities exchange, the Advisor will receive 15% of the amount by which the sum of our adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to a 6.0% annual cumulative, non-compounded return to investors, or the subordinated incentive listing fee. As of December 31, 2018, we had not incurred any subordinated incentive listing fees to the Advisor or its affiliates.

Subordinated Distribution Upon Termination Fee

Upon termination or non-renewal of the advisory agreement, with or without cause, the Advisor will be entitled to receive subordinated termination fees from the Operating Partnership equal to 15% of the amount by which the sum of our adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an annual 6.0% cumulative, non-compounded return to investors. In addition, the Advisor may elect to defer its right to receive a subordinated termination fee upon termination until either shares of our common stock are listed and traded on a national securities exchange or another liquidity event occurs. As of December 31, 2018, we had not incurred any subordinated termination fees to the Advisor or its affiliates.

The following table details amounts incurred and payable in connection with our operations-related services and services related to the Offerings as described above for the years ended December 31, 2018, 2017 and 2016 and as of December 31, 2018 and 2017 (amounts in thousands):

		For the Year Ended December 31,			As of December 31,
Fee	Entity	2018	2017	2016	2018	2017
Other offering costs reimbursement	Carter Validus Advisors II, LLC and its affiliates	$2,154	$4,704	$4,428	$89	$167
Selling commissions and dealer manager fees	SC Distributors, LLC	4,836	22,713	24,546	—	—
Distribution and servicing fees	SC Distributors, LLC	368	9,617	6,213	10,218	13,376
Acquisition fees	Carter Validus Advisors II, LLC and its affiliates	4,226	11,936	11,515	32	5
Asset management fees	Carter Validus Advisors II, LLC and its affiliates	13,114	9,963	4,925	1,182	1,017
Property management fees	Carter Validus Real Estate Management Services II, LLC	4,391	3,249	1,473	420	463
Operating expense reimbursement	Carter Validus Advisors II, LLC and its affiliates	1,804	1,543	1,257	421	182
Leasing commission fees	Carter Validus Real Estate Management Services II, LLC	497	907	—	25	—
Construction management fees	Carter Validus Real Estate Management Services II, LLC	243	719	754	40	39

Total		$31,633	$65,351	$55,111	$12,427	$15,249

Review, Approval or Ratification of Transactions with Related Persons

In order to reduce or eliminate certain potential conflicts of interest, (A) our charter contains a number of restrictions relating to (1) transactions we enter into with our sponsor, our directors and our advisor and its affiliates, and (2) certain future offerings, and (B) the advisory agreement contains procedures and restrictions relating to the allocation of investment opportunities among entities affiliated with our advisor. These restrictions include, among others, the following:

•

We will not purchase or lease properties from our sponsor, our advisor, any of our directors, or any of their respective affiliates without a determination by a majority of our directors, including a majority of our independent directors, not otherwise interested in such transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the seller or lessor unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. In no event will we acquire any such property at an amount in excess of its current appraised value, as determined by an independent appraiser. We will not sell or lease properties to our sponsor, our advisor, any of our directors, or any of their respective affiliates unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction, determines that the transaction is fair and reasonable to us.

•

We will not make any loans to our sponsor, our advisor, any of our directors, or any of their respective affiliates, except that we may make or invest in mortgage loans involving our sponsor, our advisor, our directors or their respective affiliates, if such mortgage loan is insured or guaranteed by a government or government agency or provided, among other things, that an appraisal of the underlying property is obtained from an independent appraiser and the transaction is approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction as fair and reasonable to us and on terms no less favorable to us than those available from unaffiliated third parties. Our sponsor, our advisor, any of our directors and any of their respective affiliates will not make loans to us or to joint ventures in which we are a joint venture partner unless approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction as fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties.

•

Our advisor and its affiliates will be entitled to reimbursement, at cost, at the end of each fiscal quarter for actual expenses incurred by them on behalf of us or joint ventures in which we are a joint venture partner; provided, however, that we will not reimburse our advisor at the end of any fiscal quarter for the amount, if any, by which our total operating expenses, including the advisor asset management fee, paid during the four consecutive fiscal quarters then ended exceeded the greater of (i) 2.0% of our average invested assets for such period or (ii) 25.0% of our net income, before any additions to reserves for depreciation, bad debts or other similar non-cash reserves and before any gain from the sale of our assets, for such period, unless our independent directors determine such excess expenses are justified.

•

If an investment opportunity becomes available that is deemed suitable, after our advisor’s and our board of directors’ consideration of pertinent factors, for both us and one or more other entities affiliated with our advisor, and for which more than one of such entities has sufficient uninvested funds, then the entity that has had the longest period of time elapse since it was offered an investment opportunity will first be offered such investment opportunity. In determining whether or not an investment opportunity is suitable for more than one such entity, our advisor and our board of directors shall examine, among others, the following factors:

•	the anticipated cash flow and the cash requirements of each such entity;

•	the effect of the acquisition on diversification of each program’s investments by type of property, geographic area and tenant concentration;

•	the policy of each program relating to leverage of properties;

•	the income tax effects of the purchase to each program;

•	the size of the investment; and

•	the amount of funds available to each program and the length of time such funds have been available for investment.

If a subsequent development, such as a delay in the closing of the acquisition or construction of a property, causes any such investment, in the opinion of our advisor, to be more appropriate for a program other than the program that committed to make the investment, our advisor may determine that another program affiliated with our advisor or its affiliates will make the investment. Our board of directors, including our independent directors, has a duty to ensure that the method used by our advisor for the allocation of the acquisition of properties by two or more affiliated programs seeking to acquire similar types of properties is reasonable and applied fairly to us.

We adopted an asset allocation policy to allocate property acquisitions among Carter Validus Mission Critical REIT, Inc. and any other program sponsored by Carter Validus REIT Management Company II, LLC and its affiliates. All transactions will be allocated among us, Carter Validus Mission Critical REIT, Inc. and any other programs sponsored by Carter Validus REIT Management Company II, LLC by our investment committee in a manner consistent with our general investment allocation policy.

•

We will not accept goods or services from our sponsor, our advisor, our directors, or any of their or its affiliates or enter into any other transaction with our sponsor, our advisor, our directors, or any of their affiliates unless a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction, approve such transaction as fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Director Independence

As required by our Charter, a majority of the members of our board of directors must qualify as “independent directors” as affirmatively determined by the board of directors. Our board of directors consults with our legal counsel and counsel to the independent directors, as applicable, to ensure that our board of directors’ determinations are consistent with our charter and applicable securities and other laws and regulations regarding the definition of “independent director.”

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and the Company, our senior management and our independent registered public accounting firm, the board has determined that Messrs. Kuchin, Greene, Rayevich and Pratt, who comprise a majority of our board, qualify as independent directors. A copy of our independent director definition, which is contained in our charter and complies with the requirements of the North American Securities Administrators Association’s Statement of Policy Regarding Real Estate Investment Trusts, or the NASAA REIT Guidelines, was attached as an appendix to the proxy statement for our 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2018. Although our shares are not listed for trading on any national securities exchange, our independent directors also meet the current independence and qualifications requirements of the New York Stock Exchange.

Item 14. Principal Accounting Fees and Services.

Independent Registered Public Accounting Firm

During the years ended December 31, 2018 and 2017, KPMG LLP, or KPMG, served as our independent registered public accounting firm and provided us with certain audit and non-audit services. KPMG has served as our independent registered public accounting firm since 2013. The audit committee reviewed the audit and non-audit services performed by KPMG, as well as the fees charged by KPMG for such services. In its review of the non-audit services and fees, the audit committee considered whether the provision of such services is compatible with maintaining the independence of KPMG. The aggregate fees billed to us for professional accounting services by KPMG for the years ended December 31, 2018 and December 31, 2017 are respectively set forth in the table below.

	Year Ended December 31, 2018	Year Ended December 31, 2017
Audit fees	$514,000	$595,000
Audit-related fees	—	—
Tax fees	—	—
All other fees	10,890	10,890

Total	$524,890	$605,890

For purpose of the preceding table, the professional fees are classified as follows:

•

Audit fees—These are fees for professional services performed for the audit of our annual financial statements and the required review of quarterly financial statements and other procedures performed by the independent auditors in order for them to be able to form an opinion on our consolidated financial statements. These fees also cover services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements and other services that generally only the independent auditor reasonably can provide, such as services associated with filing registration statements, periodic reports and other filings with the SEC, and audits of acquired properties or businesses or statutory audits for our subsidiaries or affiliates.

•

Audit-related fees—These are fees for assurance and related services that traditionally are performed by independent auditors, such as due diligence related to acquisitions and dispositions, attestation services that are not required by statute or regulation, statutory subsidiary or equity investment audits incremental to the audit of the consolidated financial statements and general assistance with the implementation of Section 404 of the Sarbanes-Oxley Act of 2002 and other SEC rules promulgated pursuant to the Sarbanes Oxley Act of 2002.

•

Tax fees—These are fees for all professional services performed by professional staff, except those services related to the audit of our financial statements. These include fees for tax compliance, tax planning, and tax advice, including federal, state and local issues. Services may also include assistance with tax audits and appeals before the IRS and similar state and local agencies, as well as federal, state, and local tax issues related to due diligence.

•	All other fees—These are fees for other permissible work performed that do not meet the above-described categories, including a subscription to an accounting research website.

Pre-Approval Policies

The audit committee’s charter imposes a duty on the audit committee to pre-approve all auditing services performed for us by our independent auditors, as well as all permitted non-audit services (including the fees and terms thereof) in order to ensure that the provision of such services does not impair the auditors’ independence. Unless a type of service to be provided by the independent auditors has received “general” pre-approval, it will require “specific” pre-approval by the audit committee.

All requests for services to be provided by the independent auditor that do not require specific pre-approval by the audit committee will be submitted to management and must include a detailed description of the services to be rendered. Management will determine whether such services are included within the list of services that have received the general pre-approval of the audit committee. The audit committee will be informed on a timely basis of any such services rendered by the independent auditors.

Requests to provide services that require specific pre-approval by the audit committee will be submitted to the audit committee by both the independent auditors and the principal financial officer, and must include a joint statement as to whether, in their view, the request is consistent with the SEC’s rules on auditor independence. The chairman of the audit committee has been delegated the authority to specifically pre-approve de minimis amounts for services not covered by the general pre-approval guidelines. All amounts, including a subscription to an accounting research website, require specific pre-approval by the audit committee prior to the engagement of KPMG. All amounts specifically pre-approved by the chairman of the audit committee in accordance with this policy, are to be disclosed to the full audit committee at the next regularly scheduled meeting.

All services rendered by KPMG for the years ended December 31, 2018 and December 31, 2017 were pre-approved in accordance with the policies and procedures described above.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this Annual Report:

(a)(1) Consolidated Financial Statements:

The index of the consolidated financial statements contained herein is set forth on page F-1 hereof.

(a)(2) Financial Statement Schedules:

The financial statement schedules are listed in the index of the consolidated financial statements on page F-1 hereof.

No additional financial statement schedules are presented since the required information is not present or not present in amounts sufficient to require submission of the schedule or because the information required is disclosed in the Consolidated Financial Statements and notes thereto.

(a)(3) Exhibits:

The exhibits listed on the Exhibit Index are included, or incorporated by reference, in this Annual Report.

(b) Exhibits:

See Item 15(a)(3) above.

(c) Financial Statement Schedules:

See Item 15(a)(2) above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF CARTER VALIDUS MISSION CRITICAL REIT II, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Carter Validus Mission Critical REIT II, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Carter Validus Mission Critical REIT II, Inc. (and subsidiaries) (the Company) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2014.

Tampa, Florida

March 22, 2019

PART 1. FINANCIAL INFORMATION

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2018	December 31, 2017
ASSETS
Real estate:
Land	$246,790	$223,277
Buildings and improvements, less accumulated depreciation of $84,594 and $45,789, respectively	1,426,942	1,250,794
Construction in progress	—	31,334

Total real estate, net	1,673,732	1,505,405
Cash and cash equivalents	68,360	74,803
Acquired intangible assets, less accumulated amortization of $42,081 and $22,162, respectively	154,204	150,554
Other assets, net	67,533	47,182

Total assets	$1,963,829	$1,777,944

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes payable, net of deferred financing costs of $3,441 and $4,393, respectively	$464,345	$463,742
Credit facility, net of deferred financing costs of $2,489 and $601, respectively	352,511	219,399
Accounts payable due to affiliates	12,427	15,249
Accounts payable and other liabilities	29,555	27,709
Intangible lease liabilities, less accumulated amortization of $7,592 and $2,760, respectively	57,606	61,294

Total liabilities	916,444	787,393
Stockholders’ equity:
Preferred stock, $0.01 par value per share, 100,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value per share, 500,000,000 shares authorized; 143,412,353 and 126,559,834 shares issued, respectively; 136,466,242 and 124,327,777 shares outstanding, respectively	1,364	1,243
Additional paid-in capital	1,192,340	1,084,905
Accumulated distributions in excess of earnings	(152,421)	(99,309)
Accumulated other comprehensive income	6,100	3,710

Total stockholders’ equity	1,047,383	990,549
Noncontrolling interests	2	2

Total equity	1,047,385	990,551

Total liabilities and stockholders’ equity	$1,963,829	$1,777,944

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share amounts)

	For the Year Ended December 31,
	2018	2017	2016
Revenue:
Rental and parking revenue	$152,975	$106,168	$49,821
Tenant reimbursement revenue	24,357	18,927	6,610

Total revenue	177,332	125,095	56,431

Expenses:
Rental and parking expenses	37,327	26,096	8,164
General and administrative expenses	5,396	4,069	3,105
Acquisition related expenses	—	—	5,339
Asset management fees	13,114	9,963	4,925
Depreciation and amortization	58,258	41,133	19,211

Total expenses	114,095	81,261	40,744

Income from operations	63,237	43,834	15,687
Interest and other expense, net	34,364	22,555	4,390

Net income attributable to common stockholders	$28,873	$21,279	$11,297

Other comprehensive income:
Unrealized income on interest rate swaps, net	$2,390	$2,870	$840

Comprehensive income attributable to common stockholders	$31,263	$24,149	$12,137

Weighted average number of common shares outstanding:
Basic	131,040,645	101,714,148	66,991,294

Diluted	131,064,388	101,731,944	67,007,124

Net income per common share attributable to common stockholders:
Basic	$0.22	$0.21	$0.17

Diluted	$0.22	$0.21	$0.17

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Common Stock
	No. of Shares	Par Value	Additional Paid-in Capital	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2015	48,457,191	$485	$425,910	$(26,061)	$—	$400,334	$2	$400,336
Issuance of common stock	32,201,892	321	314,515	—	—	314,836	—	314,836
Issuance of common stock under the distribution reinvestment plan	2,413,899	24	22,865	—	—	22,889	—	22,889
Vesting of restricted common stock	4,500	—	58	—	—	58	—	58
Commissions on sale of common stock and related dealer manager fees	—	—	(24,546)	—	—	(24,546)	—	(24,546)
Distribution and servicing fees	—	—	(6,213)	—	—	(6,213)	—	(6,213)
Other offering costs	—	—	(5,619)	—	—	(5,619)	—	(5,619)
Repurchase of common stock	(333,194)	(3)	(3,111)	—	—	(3,114)	—	(3,114)
Distributions declared to common stockholders	—	—	—	(42,336)	—	(42,336)	—	(42,336)
Other comprehensive income	—	—	—	—	840	840	—	840
Net income	—	—	—	11,297	—	11,297	—	11,297

Balance, December 31, 2016	82,744,288	$827	$723,859	$(57,100)	$840	$668,426	$2	$668,428

Issuance of common stock	39,920,746	399	385,692	—	—	386,091	—	386,091
Issuance of common stock under the distribution reinvestment plan	3,536,813	35	32,229	—	—	32,264	—	32,264
Vesting of restricted common stock	6,750	—	76	—	—	76	—	76
Commissions on sale of common stock and related dealer manager fees	—	—	(22,713)	—	—	(22,713)	—	(22,713)
Distribution and servicing fees	—	—	(9,617)	—	—	(9,617)	—	(9,617)
Other offering costs	—	—	(7,480)	—	—	(7,480)	—	(7,480)
Repurchase of common stock	(1,880,820)	(18)	(17,141)	—	—	(17,159)	—	(17,159)
Distributions declared to common stockholders	—	—	—	(63,488)	—	(63,488)	—	(63,488)
Other comprehensive income	—	—	—	—	2,870	2,870	—	2,870
Net income	—	—	—	21,279	—	21,279	—	21,279

Balance, December 31, 2017	124,327,777	$1,243	$1,084,905	$(99,309)	$3,710	$990,549	$2	$990,551

Issuance of common stock	12,376,366	124	118,481	—	—	118,605	—	118,605
Issuance of common stock under the distribution reinvestment plan	4,453,653	44	40,894	—	—	40,938	—	40,938
Vesting of restricted common stock	9,000	—	90	—	—	90	—	90
Commissions on sale of common stock and related dealer manager fees	—	—	(4,836)	—	—	(4,836)	—	(4,836)
Distribution and servicing fees	—	—	(368)	—	—	(368)	—	(368)
Other offering costs	—	—	(3,643)	—	—	(3,643)	—	(3,643)
Repurchase of common stock	(4,700,554)	(47)	(43,183)	—	—	(43,230)	—	(43,230)
Distributions declared to common stockholders	—	—	—	(81,985)	—	(81,985)	—	(81,985)
Other comprehensive income	—	—	—	—	2,390	2,390	—	2,390
Net income	—	—	—	28,873	—	28,873	—	28,873

Balance, December 31, 2018	136,466,242	$1,364	$1,192,340	$(152,421)	$6,100	$1,047,383	$2	$1,047,385

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31,
	2018	2017	2016
Cash flows from operating activities:
Net income	$28,873	$21,279	$11,297
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58,258	41,133	19,211
Amortization of deferred financing costs	2,810	2,612	1,061
Amortization of above-market leases	552	309	36
Amortization of intangible lease liabilities	(4,832)	(2,126)	(536)
Straight-line rent	(13,364)	(10,596)	(6,263)
Stock-based compensation	90	76	58
Ineffectiveness of interest rate swaps	98	(58)	(144)
Changes in operating assets and liabilities:
Accounts payable and other liabilities	5,151	5,385	1,307
Accounts payable due to affiliates	413	645	531
Other assets	(3,838)	(6,832)	(1,583)

Net cash provided by operating activities	74,211	51,827	24,975

Cash flows from investing activities:
Investment in real estate	(217,332)	(604,372)	(535,447)
Capital expenditures	(15,583)	(32,511)	(8,253)
Real estate deposits, net	100	190	153

Net cash used in investing activities	(232,815)	(636,693)	(543,547)

Cash flows from financing activities:
Proceeds from issuance of common stock	118,605	386,091	314,836
Proceeds from notes payable	—	309,452	152,990
Payments on notes payable	(349)	(43)	—
Proceeds from credit facility	155,000	240,000	240,000
Payments on credit facility	(20,000)	(240,000)	(110,000)
Payments of deferred financing costs	(4,958)	(3,564)	(4,133)
Repurchases of common stock	(43,230)	(17,159)	(3,114)
Offering costs on issuance of common stock	(12,388)	(32,079)	(30,628)
Distributions to stockholders	(40,296)	(28,994)	(17,659)

Net cash provided by financing activities	152,384	613,704	542,292

Net change in cash, cash equivalents and restricted cash	(6,220)	28,838	23,720
Cash, cash equivalents and restricted cash—Beginning of year	85,747	56,909	33,189

Cash, cash equivalents and restricted cash—End of year	$79,527	$85,747	$56,909

Supplemental cash flow disclosure:
Interest paid, net of interest capitalized of $1,179, $2,137 and $524, respectively	$32,503	$20,867	$3,341
Supplemental disclosure of non-cash transactions:
Common stock issued through distribution reinvestment plan	$40,938	$32,264	$22,889
Distribution and servicing fees accrued during the period	$—	$7,626	$5,750
Liabilities assumed at acquisition	$—	$6,551	$1,236
Accrued capital expenditures	$—	$2,643	$4,221

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Note 1—Organization and Business Operations

Carter Validus Mission Critical REIT II, Inc., or the Company, is a Maryland corporation that was formed on January 11, 2013. The Company elected, and currently qualifies, to be taxed as a real estate investment trust, or a REIT, under the Internal Revenue Code of 1986, as amended, or the Code, for federal income tax purposes. Substantially all of the Company’s business is conducted through Carter Validus Operating Partnership II, LP, a Delaware limited partnership, or the Operating Partnership, formed on January 10, 2013. The Company is the sole general partner of the Operating Partnership and Carter Validus Advisors II, LLC, or the Advisor, is the special limited partner of the Operating Partnership.

The Company commenced the initial public offering of $2,350,000,000 in shares of common stock, or the Initial Offering, consisting of up to $2,250,000,000 in shares in its primary offering and up to $100,000,000 in shares of common stock to be made available pursuant to the Company’s distribution reinvestment plan, or the DRIP, on May 29, 2014 pursuant to a Registration Statement on Form S-11 filed with the SEC. The Company ceased offering shares of common stock pursuant to the Initial Offering on November 24, 2017. At the completion of the Initial Offering, the Company had accepted investors’ subscriptions for and issued approximately 125,095,000 shares of Class A, Class I and Class T common stock, including shares of common stock issued pursuant to the DRIP, resulting in gross proceeds of $1,223,803,000.

On October 13, 2017, the Company filed a Registration Statement on Form S-3 to register 10,893,246 shares of common stock under the DRIP for a proposed maximum offering price of $100,000,000 in shares of common stock, or the DRIP Offering. The Company will continue to issue shares of common stock under the DRIP Offering until such time as the Company sells all of the shares registered for sale under the DRIP Offering, unless the Company files a new registration statement with the U.S. Securities and Exchange Commission, or the SEC, or the DRIP Offering is terminated by the Company’s board of directors.

On November 27, 2017, the Company commenced its follow-on offering of up to $1,000,000,000 in shares of common stock, or the Offering, and collectively with the Initial Offering and the DRIP Offering, or the Offerings. On March 14, 2018, the Company ceased offering shares of Class T common stock in the Offering and began offering shares of Class T2 common stock on March 15, 2018. The Company continues to offer shares of Class T common stock in the DRIP Offering. The Company ceased offering shares of common stock pursuant to the Offering on November 27, 2018. At the completion of the Offering, the Company had accepted investors’ subscriptions for and issued approximately 13,491,000 shares of Class A, Class I, Class T and Class T2 common stock resulting in gross proceeds of $129,308,000. The Company deregistered the remaining $870,692,000 of shares of Class A, Class I, Class T and Class T2 common stock.

Substantially all of the Company’s business is managed by the Advisor. Carter Validus Real Estate Management Services II, LLC, or the Property Manager, an affiliate of the Advisor, serves as the Company’s property manager. The Advisor and the Property Manager have received, and will continue to receive, fees for services related to the Company’s acquisition and operational stages. The Advisor will also be eligible to receive fees during the Company’s liquidation stage. SC Distributors, LLC, an affiliate of the Advisor, or the Dealer Manager, served as the dealer manager of the Initial Offering and the Offering. The Dealer Manager has received fees for services related to both, the Initial Offering and the Offering. The Company continues to pay the Dealer Manager a distribution and servicing fee with respect to its Class T and T2 shares that were sold in the Company’s Initial Offering and Offering.

The Company was formed to invest primarily in quality income-producing commercial real estate, with a focus on data centers and healthcare properties, preferably with long-term net leases to creditworthy tenants, as well as to make other real estate-related investments that relate to such property types, which may include equity or debt interests, including securities, in other real estate entities. The Company also may originate or invest in real estate-related notes receivable. As of December 31, 2018, the Company owned 62 real estate investments, consisting of 85 properties.

Except as the context otherwise requires, “we,” “our,” “us,” and the “Company” refer to Carter Validus Mission Critical REIT II, Inc., the Operating Partnership and all wholly-owned subsidiaries.

Note 2—Summary of Significant Accounting Policies

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. Such consolidated financial statements and the accompanying notes thereto are the representation of management. These accounting policies conform to accounting principles generally accepted in the United States of America, or GAAP, in all material respects, and have been consistently applied in preparing the consolidated financial statements.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company, the Operating Partnership, and all wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements and accompanying notes in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates are made and evaluated on an ongoing basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.

Restricted Cash

Restricted cash consists of restricted cash held in escrow and restricted bank deposits. Restricted cash held in escrow includes cash held in escrow accounts for capital improvements for certain properties as well as cash held by lenders in escrow accounts for tenant and capital improvements, repairs and maintenance and other lender reserves for certain properties, in accordance with the respective lender’s loan agreement. Restricted cash held in escrow is reported in other assets, net in the accompanying consolidated balance sheets. Restricted bank deposits consist of tenant receipts for certain properties which are required to be deposited into lender-controlled accounts in accordance with the respective lender’s loan agreement. Restricted bank deposits are reported in other assets, net in the accompanying consolidated balance sheets. See Note 6—“Other Assets, Net”.

On April 1, 2017, the Company adopted Accounting Standards Update, or ASU, 2016-18, Restricted Cash, or ASU 2016-18. ASU 2016-18 requires that a statement of cash flows explain the change during a reporting period in the total of cash, cash equivalents and restricted cash. This ASU states that transfers between cash, cash equivalents and restricted cash are not part of the Company’s operating, investing and financing activities. Therefore, restricted cash should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows.

The following table presents a reconciliation of the beginning of year and end of year cash, cash equivalents and restricted cash reported within the consolidated balance sheets to the totals shown in the consolidated statements of cash flows (amounts in thousands):

	For the Year Ended December 31,
	2018	2017	2016
Beginning of year:
Cash and cash equivalents	74,803	50,446	31,262
Restricted cash	10,944	6,463	1,927

Cash, cash equivalents and restricted cash	$85,747	$56,909	$33,189

End of year:
Cash and cash equivalents	68,360	74,803	50,446
Restricted cash	11,167	10,944	6,463

Cash, cash equivalents and restricted cash	$79,527	$85,747	$56,909

Deferred Financing Costs

Deferred financing costs are loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs to the refinanced debt. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close. Deferred financing costs are recorded as a reduction of the related debt on the accompanying consolidated balance sheets. Deferred financing costs related to a revolving line of credit are recorded in other assets, net, on the accompanying consolidated balance sheets.

Investment in Real Estate

Real estate costs related to the acquisition, development, construction and improvement of properties are capitalized. Repair and maintenance costs are expensed as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset in determining the appropriate useful life. Real estate assets, other than land, are depreciated or amortized on a straight-line basis over each asset’s useful life. The Company anticipates the estimated useful lives of its assets by class as follows:

Buildings and improvements	15 – 40 years
Tenant improvements	Shorter of lease term or expected useful life
Furniture, fixtures, and equipment	3 – 10 years

Allocation of Purchase Price of Real Estate

Upon the acquisition of real properties, the Company evaluates whether the acquisition is a business combination or an asset acquisition. For both business combinations and asset acquisitions we allocate the purchase price of properties to acquired tangible assets, consisting of land, buildings and improvements, and acquired intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases. For asset acquisitions, the Company capitalizes transaction costs and allocates the purchase price using a relative fair value method allocating all accumulated costs. For business combinations, the Company expenses transaction costs associated as incurred and allocates the purchase price based on the estimated fair value of each separately identifiable asset and liability.

The fair values of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings and improvements based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any fixed rate bargain renewal periods, with respect to a below-market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any fixed rate bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values related to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include an estimate of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are amortized to expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Acquisition Fees and Expenses

Acquisition fees and expenses associated with the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statements of comprehensive income. Acquisition fees and expenses associated with transactions determined to be asset acquisitions are capitalized in real estate, net in the accompanying consolidated balance sheets.

Impairment of Long Lived Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset. No impairment loss has been recorded to date.

When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related assets.

Fair Value

ASC 820, Fair Value Measurements and Disclosures, or ASC 820, defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Inputs other than quoted prices for similar assets and liabilities in active markets that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company used to estimate the fair value of the Company’s financial assets and liabilities:

Cash and cash equivalents, restricted cash, tenant receivables, property escrow deposits, prepaid and other assets, accounts payable and accrued liabilities—The Company considered the carrying values of these financial instruments, assets and liabilities, to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Notes payable—Fixed Rate—The fair value is estimated by discounting the expected cash flows on notes payable at current rates at which management believes similar loans would be made considering the terms and conditions of the loan and prevailing market interest rates.

Secured credit facility—Fixed Rate—The fair value is estimated by discounting the expected cash flows on the fixed rate secured credit facility at current rates at which management believes similar borrowings would be made considering the terms and conditions of the borrowings and prevailing market interest rates.

Secured credit facility—Variable Rate—The carrying value of the variable rate secured credit facility approximates fair value as the interest is calculated at the London Interbank Offered Rate, plus an applicable margin. The interest rate resets to market on a monthly basis. The fair value of the Company’s variable rate secured credit facility is estimated based on the interest rates currently offered to the Company by financial institutions.

Derivative instruments—The Company’s derivative instruments consist of interest rate swaps. These swaps are carried at fair value to comply with the provisions of ASC 820. The fair value of these instruments is determined using interest rate market pricing models. The Company incorporated credit valuation adjustments to appropriately reflect the Company’s nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for on disposition of the financial assets and liabilities.

Revenue Recognition, Tenant Receivables and Allowance for Uncollectible Accounts

Effective January 1, 2018, the Company recognizes non-rental related revenue in accordance with Accounting Standards Codification, or ASC, 606, Revenue from Contracts with Customers, or ASC 606. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. A five-step transactional analysis is required to determine how and when to recognize revenue. Non-rental revenue, subject to ASC 606, is immaterial to the Company’s financial statements. The Company has identified its revenue streams as rental income from leasing arrangements and tenant reimbursement revenue, which are outside the scope of ASC 606.

The majority of the Company’s revenue is derived from rental revenue which is accounted for in accordance with ASC 840, Leases. In accordance with ASC 840, Leases, minimum rental revenue is recognized on a straight-line basis over the term of the related lease (including rent holidays). Differences between rental income recognized and amounts contractually due under the lease agreements are credited or charged to straight-line rent receivable or straight-line rent liability, as applicable. Tenant reimbursement revenue, which is comprised of additional amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses, is recognized when the services are provided and the performance obligations are satisfied.

Tenant receivables and unbilled straight-line rent receivables are carried net of the allowances for uncollectible current tenant receivables and unbilled deferred rent. An allowance will be maintained for estimated losses resulting from the inability of certain tenants to meet the contractual obligations under their lease agreements. The Company also maintains an allowance for straight-line rent receivables arising from the straight-lining of rents. The Company’s determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, the tenant’s financial condition, security deposits, letters of credit, lease guarantees and current economic conditions and other relevant factors. As of December 31, 2018, the Company did not have an allowance for uncollectible tenant receivables.

Tenant leases may be net leases in which the total operating expenses are recoverable, modified gross leases in which some of the operating expenses are recoverable or gross leases in which no expenses are recoverable (gross leases represent only a small portion of the Company’s total leases). The contractual amounts due under gross lease arrangements are not allocated between the rental and expense reimbursement components. The aggregate revenue earned under gross leases is presented in rental and parking revenue on the consolidated statements of comprehensive income.

Earnings Per Share

The Company calculates basic earnings per share by dividing net income attributable to common stockholders for the period by the weighted average shares of its common stock outstanding for that period. Diluted earnings per share are computed based on the weighted average number of shares outstanding and all potentially dilutive securities. Shares of non-vested restricted common stock give rise to potentially dilutive shares of common stock. For the years ended December 31, 2018, 2017 and 2016, diluted earnings per share reflected the effect of approximately 24,000, 18,000 and 16,000 shares, respectively, of non-vested shares of restricted common stock that were outstanding as of such period.

Reportable Segments

ASC, 280, Segment Reporting, establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. As of December 31, 2018 and 2017, the Company operated through two reportable business segments—real estate investments in data centers and healthcare. With the continued expansion of the Company’s portfolio, segregation of the Company’s operations into two reporting segments is useful in assessing the performance of the Company’s business in the same way that management reviews performance and makes operating decisions. See Note 11—“Segment Reporting” for further discussion on the reportable segments of the Company.

Derivative Instruments and Hedging Activities

As required by ASC 815, Derivatives and Hedging, or ASC 815, the Company records all derivative instruments as assets and liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments not designated as hedging instruments, the income or loss is recognized in the consolidated statements of comprehensive income during the current period.

The Company is exposed to variability in expected future cash flows that are attributable to interest rate changes in the normal course of business. The Company’s primary strategy in entering into derivative contracts is to add stability to future cash flows by managing its exposure to interest rate movements. The Company utilizes derivative instruments, including interest rate swaps, to effectively convert some its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes.

In accordance with ASC 815, the Company designates interest rate swap contracts as cash flow hedges of floating-rate borrowings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the income or loss on the derivative instrument is reported as a component of other comprehensive income in the consolidated statements of comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction and the same period during which the hedged transaction affects earnings. The ineffective portion of the income or loss on the derivative instrument is recognized in the consolidated statements of comprehensive income during the current period.

In accordance with the fair value measurement guidance ASU 2011-04, Fair Value Measurement, the Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Concentration of Credit Risk and Significant Leases

As of December 31, 2018, the Company had cash on deposit, including restricted cash, in certain financial institutions that had deposits in excess of current federally insured levels. The Company limits its cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits. To date, the Company has experienced no loss or lack of access to cash in its accounts.

As of December 31, 2018, the Company owned real estate investments in 42 metropolitan statistical areas, or MSAs, two of which accounted for 10.0% or more of revenue. Real estate investments located in the Atlanta-Sandy Springs-Roswell, Georgia MSA and the Houston-The Woodlands-Sugar Land, Texas MSA accounted for 16.8% and 10.0%, respectively, of revenue for the year ended December 31, 2018.

As of December 31, 2018, the Company had no exposure to tenant concentration that accounted for 10.0% or more of revenue for the year ended December 31, 2018.

Stockholders’ Equity

The Company’s charter authorized the issuance of up to 600,000,000 shares of stock, consisting of 175,000,000 shares of Class A common stock, 75,000,000 shares of Class I common stock, 175,000,000 shares of Class T common stock and 75,000,000 shares of Class T2 common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per share. Other than the different fees with respect to each class and the payment of a distribution and servicing fee out of amounts otherwise distributable to Class T stockholders and Class T2 stockholders, Class A shares, Class I and Class T and Class T2 shares have identical rights and privileges, such as identical voting rights. The Company terminated the Offering on November 27, 2018. The net proceeds from the sale of the four classes of shares in the Offering were commingled for investment purposes and all earnings from all of the investments proportionally accrue to each share regardless of the class.

As of December 31, 2018, the Company had 143,412,353 shares of Class A, Class I, Class T and Class T2 common stock issued and 136,466,242 shares of Class A, Class I, Class T and Class T2 common stock outstanding, and no shares of preferred stock issued and outstanding. As of December 31, 2017, the Company had 126,559,834 shares of Class A, Class I and Class T common stock issued and 124,327,777 shares of Class A, Class I and Class T common stock outstanding, and no shares of preferred stock issued and outstanding. The charter authorizes the Company’s board of directors, without stockholder approval, to designate and issue one or more classes or series of preferred stock and to set or change the voting, conversion or other rights, preferences, restrictions, limitations as to dividends or other distributions and qualification or terms or conditions of repurchase of each class of stock so issued.

Share Repurchase Program

The Company’s share repurchase program allows for repurchases of shares of the Company’s common stock when certain criteria are met. The share repurchase program provides that all repurchases during any calendar year, including those redeemable upon death or a Qualifying Disability of a stockholder, are limited to those that can be funded with equivalent proceeds raised from the DRIP Offering during the prior calendar year and other operating funds, if any, as the board of directors, in its sole discretion, may reserve for this purpose.

Repurchases of shares of the Company’s common stock are at the sole discretion of the Company’s board of directors, provided, however, that the Company will limit the number of shares repurchased during any calendar year to 5.0% of the number of shares of common stock outstanding as of December 31st of the previous calendar year. In addition, the Company’s board of directors, in its sole discretion, may suspend (in whole or in part) the share repurchase program at any time, and may amend, reduce, terminate or otherwise change the share repurchase program upon 30 days’ prior notice to the Company’s stockholders for any reason it deems appropriate.

During the year ended December 31, 2018, the board of directors of the Company approved and adopted the Fourth Amended and Restated Share Repurchase Program, or the Amended & Restated SRP, which was effective on August 29, 2018. The Amended & Restated SRP provides, among other things, that the Company will repurchase shares on a quarterly, instead of monthly basis. Subsequently, the board of directors of the Company approved and adopted the Fifth Amended and Restated Share Repurchase Program clarifying the definition “Repurchase Date”. See Part II, Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” for more information on the Amended & Restated SRP.

During the year ended December 31, 2018, the Company repurchased, in accordance with the Amended & Restated SRP, 4,700,554 Class A shares, Class I shares and Class T shares of common stock (4,117,566 Class A shares, 71,180 Class I shares and 511,808 Class T shares), or 3.80% of shares outstanding as of December 31, 2017, for an aggregate purchase price of approximately $43,230,000 (an average of $9.20 per share). During the year ended December 31, 2017, the Company repurchased 1,880,820 Class A shares, Class I shares and Class T shares of common stock (1,793,424 Class A shares, 5,457 Class I shares and 81,939 Class T shares) of common stock, or 2.27% of shares outstanding as of December 31, 2016, for an aggregate purchase price of approximately $17,159,000 (an average of $9.12 per share).

Distribution Policy and Distributions Payable

In order to maintain its status as a REIT, the Company is required to make distributions each taxable year equal to at least 90% of its REIT taxable income, computed without regard to the dividends paid deduction and excluding capital gains. To the extent funds are available, the Company intends to continue to pay regular distributions to stockholders. Distributions are paid to stockholders of record as of the applicable record dates. Distributions are payable to stockholders from legally available funds therefor. The Company declared distributions per share of common stock in the amounts of $0.63 and $0.62 for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018, the Company had distributions payable of approximately $7,317,000. Of these distributions payable, approximately $3,715,000 was paid in cash and approximately $3,602,000 was reinvested in shares of common stock pursuant to the DRIP on January 2, 2019.

Distributions to stockholders are determined by the board of directors of the Company and are dependent upon a number of factors relating to the Company, including funds available for the payment of distributions, financial condition, the timing of property acquisitions, capital expenditure requirements, and annual distribution requirements in order to maintain the Company’s status as a REIT under the Code. See Note 21—“Subsequent Events” for further discussion.

Income Taxes

The Company currently qualifies and is taxed as a REIT under Sections 856 through 860 of the Code. Accordingly, it will generally not be subject to corporate U.S. federal or state income tax to the extent that it makes qualifying distributions to stockholders, and provided it satisfies, on a continuing basis, through actual investment and operating results, the REIT requirements, including certain asset, income, distribution and stock ownership tests. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, it would be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which it lost its REIT qualification, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Accordingly, failure to qualify as a REIT could have a material adverse impact on the results of operations and amounts available for distribution to stockholders.

The dividends paid deduction of a REIT for qualifying dividends paid to its stockholders is computed using the Company’s taxable income as opposed to net income reported in the consolidated financial statements. Taxable income, generally, will differ from net income reported in the consolidated financial statements because the determination of taxable income is based on tax provisions and not financial accounting principles.

The Company has concluded that there was no impact related to uncertain tax provisions from results of operations of the Company for the years ended December 31, 2018, 2017 and 2016. The United States of America is the jurisdiction for the Company, and the earliest tax year subject to examination will be 2015.

Recently Issued Accounting Pronouncements

On May 28, 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, or ASU 2014-09. The pronouncement was issued to clarify the principles for recognizing revenue and to develop a common revenue standard and disclosure requirements. The pronouncement is effective for reporting periods beginning after December 15, 2017. On February 25, 2016, the FASB released ASU 2016-02, Leases (Topic 842). Upon adoption of ASU 2016-02 in 2019, as discussed below, the Company will be required to separate lease contracts into lease and non-lease components, whereby the non-lease components would be subject to

ASU 2014-09. The Company adopted the provisions of ASU 2014-09 effective January 1, 2018, using the modified retrospective approach. Property rental revenue is accounted for in accordance with ASC 840, Leases. The Company’s rental revenue consists of (i) contractual revenues from leases recognized on a straight-line basis over the term of the respective lease; (ii) parking revenue; and (iii) the reimbursements of the tenants’ share of real estate taxes, insurance and other operating expenses. The Company determined that the revenue recognition from parking revenue will be generally consistent with prior recognition methods, and therefore did not have material changes to the consolidated financial statements as a result of adoption. For the year ended December 31, 2018, parking revenue was 1.43% of consolidated revenue. The Company evaluated the revenue recognition for its contracts within this scope under the previous accounting standards and under ASU 2014-09 and concluded that there were no changes to the consolidated financial statements as a result of adoption.

On February 23, 2017, the FASB issued ASU 2017-05, Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Non-financial Assets, ASC 610-20, or ASU 2017-05. ASU 2017-05 clarifies the scope of asset derecognition guidance and accounting for partial sales of non-financial assets. Partial sales of non-financial assets include transactions in which the seller retains an equity interest in the entity that owns the assets or has an equity interest in the buyer. ASU 2017-05 provides guidance on how entities should recognize sales, including partial sales, of non-financial assets (and in-substance non-financial assets) to non-customers. ASU 2017-05 requires the seller to recognize a full gain or loss in a partial sale of non-financial assets, to the extent control is not retained. Any noncontrolling interest retained by the seller would, accordingly, be measured at fair value. ASU 2017-05 was effective for fiscal years beginning after December 15, 2017, including interim reporting periods within those fiscal years. The Company adopted ASU 2017-05 effective January 1, 2018. The Company has not disposed of any real estate properties, therefore, the adoption of ASU 2017-05 has no impact on the Company’s consolidated financial statements.

On February 25, 2016, the FASB established Topic 842, Leases, by issuing ASU 2016-02. ASU 2016-02 establishes the principles to increase the transparency about the assets and liabilities arising from leases. ASU 2016-02 results in a more faithful representation of the rights and obligations arising from leases by requiring lessees to recognize the lease assets and lease liabilities that arise from leases in the consolidated balance sheet and to disclose qualitative and quantitative information about lease transactions and aligns lessor accounting and sale leaseback transactions guidance more closely to comparable guidance in ASC 606, and ASC 610-20. Under ASU 2016-02, a lessee is required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. The Company is a lessee on three ground leases, which will result in the recognition of a right-of-use asset and lease liability upon the adoption of ASU 2016-02.

On July 30, 2018, the FASB issued ASU 2018-11, Targeted Improvements, to simplify the guidance by allowing lessors to elect a practical expedient to not separate non-lease components from a lease, which would provide the Company with the option of not bifurcating certain common area maintenance recoveries as a non-lease component. As a result of electing this practical expedient, the Company will no longer present rental revenue and tenant reimbursement revenue separately in the consolidated statement of comprehensive income beginning on January 1, 2019. In addition, the Company is planning to elect the package of practical expedients, which permits the Company to not reassess (1) whether any expired or existing contracts are or contain leases, (2) the lease classification for any expired or existing leases, and (3) any initial direct costs for any existing leases as of the effective date. The Company is not planning to elect the hindsight practical expedient, which permits entities to use hindsight in determining the lease term and assessing impairment.

On December 10, 2018, the FASB issued ASU 2018-20, Narrow-Scope Improvements for Lessors, that allows lessors to make an accounting policy election not to evaluate whether real estate taxes and other similar taxes imposed by a governmental authority on a specific lease revenue-producing transaction are the primary obligation of the lessor as owner of the underlying leased asset. A lessor that makes this election will exclude these taxes from the measurement of lease revenue and the associated expense. The amendment also requires lessors to (1) exclude lessor costs paid directly by lessees to third parties on the lessor’s behalf from variable payments and therefore variable lease revenue and (2) include lessor costs that are paid by the lessor and reimbursed by the lessee in the measurement of variable lease revenue and the associated expense. The Company will adopt ASU 2018-20 beginning with its Quarterly Report on Form 10-Q for the three months ending March 31, 2019.

Based on current estimates the Company anticipates recognizing operating lease liabilities for its ground leases, with a corresponding right-of-use asset, of less than 1.0% of total liabilities and total assets. In addition to the recording a right-of-use asset and lease liability upon adoption, the Company will reclassify the below-market ground lease intangibles from the acquired intangible assets, net, to the beginning right-of-use assets.

Future ground leases entered into or acquired subsequent to the adoption date may be classified as operating or financing leases, based on specific classification criteria. Finance leases would result in a slightly accelerated impact to earnings, using the effective interest method, and different classification of the expense. The Company expects to adopt the new standard on January 1, 2019, using a modified retrospective approach. Financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

With the adoption of ASU 2016-02, lessor accounting remains largely unchanged, apart from the narrower scope of initial direct costs that can be capitalized. The new standard will result in certain indirect leasing costs, such as legal costs related to lease negotiations, being expensed as general and administrative expenses in the consolidated statements of comprehensive income (loss) rather than capitalized. Previous capitalization of indirect leasing costs was less than 1.0% of total assets as of December 31, 2018.

On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses, or ASU 2016-13. ASU 2016-13 requires more timely recording of credit losses on loans and other financial instruments that are not accounted for at fair value through net income, including loans held for investment, held-to-maturity debt securities, trade and other receivables, net investment in leases and other such commitments. ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The amendments in ASU 2016-13 require the Company to measure all expected credit losses based upon historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the financial assets and eliminates the “incurred loss” methodology in current GAAP. ASU 2016-13 is effective for fiscal years, and interim periods within, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within, beginning after December 15, 2018. The Company is in the process of evaluating the impact ASU 2016-13 will have on the Company’s condensed consolidated financial statements. The Company believes that certain financial statements’ accounts may be impacted by the adoption of ASU 2016-13, including allowances for doubtful accounts with respect to accounts receivable and straight-line rent receivable. As of December 31, 2018, there were no allowances for doubtful accounts recorded in the Company’s condensed consolidated financial statements.

On August 17, 2018, the SEC issued a final rule, SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification, that amends certain of its disclosure requirements that have become redundant, duplicative, overlapping, outdated or superseded, in light of other SEC disclosure requirements or GAAP. For filings on Form 10-Q, the final rule, among other items, extends to interim periods the annual requirement to disclose changes in stockholders’ equity. As amended by the final rule, entities must analyze changes in stockholders’ equity, in the form of a reconciliation, for the then current and comparative year-to-date interim periods, with subtotals for each interim period. The final rule becomes effective on November 5, 2018. The SEC staff said it would not object to a registrant waiting to comply with the new interim disclosure requirement until the filing of its Form 10-Q for the first quarter beginning after the effective date of the rule. As a result, the Company will apply these changes in the presentation of stockholders’ equity beginning with its Quarterly Report on Form 10-Q for the three months ended March 31, 2019. The Company has determined this final rule will not have a material impact on the Company’s financial condition, results of operations or financial statement disclosures.

On August 28, 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities, or ASU 2017-12. The objectives of ASU 2017-12 are to (i) improve the transparency and understandability of information conveyed to financial statement users about an entity’s risk management activities by better aligning the entity’s financial reporting for hedging relationships with those risk management activities and (ii) reduce the complexity of and simplify the application of hedge accounting by preparers. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018, and interim periods therein. Early adoption is permitted. Upon adoption of ASU 2017-12 on January 1, 2019, the cumulative ineffectiveness previously recognized on existing cash flow hedges is immaterial to the Company’s consolidated financial statements and will be adjusted and removed from beginning retained earnings and placed in accumulated other comprehensive income.

On August 28, 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, or ASU 2018-13. ASU 2018-13 removes certain disclosure requirements, including the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between the levels and the valuation processes for Level 3 fair value measurements. ASU 2018-13 also adds certain disclosure requirements, including the requirement to disclose the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is in the process of evaluating the impact that ASU 2018-13 will have on the Company’s consolidated financial statements.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current financial statement presentation, with no effect on the Company’s consolidated financial position or results of operations.

Note 3—Real Estate Investments

During the year ended December 31, 2018, the Company purchased nine real estate investments, consisting of 15 properties, all of which were determined to be asset acquisitions. Upon the acquisition of the real estate properties determined to be asset acquisitions, the Company allocated the purchase price of the real estate properties to acquired tangible assets, consisting of land, buildings and improvements, tenant improvements, and acquired intangible assets and liabilities, based on a relative fair value method allocating all accumulated costs.

The following table summarizes the consideration transferred for the properties acquired during the year ended December 31, 2018:

Property Description	Date Acquired	Ownership Percentage	Purchase Price (amounts in thousands)
Rancho Cordova Data Center Portfolio (1)	03/14/2018	100%	$52,087
Carrollton Healthcare Facility	04/27/2018	100%	8,699
Oceans Katy Behavioral Health Hospital	06/08/2018	100%	15,715
San Jose Data Center	06/13/2018	100%	50,408
Indianola Healthcare Facilities Portfolio (2)	09/26/2018	100%	14,471
Canton Data Center	10/03/2018	100%	9,686
Benton Hot Springs Healthcare Facilities Portfolio (3)	10/17/2018	100%	31,245
Clive Healthcare Facility	11/26/2018	100%	24,541
Valdosta Healthcare Facilities Portfolio (4)	11/28/2018	100%	10,480

Total			$217,332

(1)	The Rancho Cordova Data Center Portfolio consists of two properties.
(2)	The Indianola Healthcare Facilities Portfolio consists of two properties.
(3)	The Benton Hot Springs Healthcare Facilities Portfolio consists of four properties.
(4)	The Valdosta Healthcare Facilities Portfolio consists of two properties.

The following table summarizes the Company’s allocation of the real estate acquisitions during the year ended December 31, 2018, (amounts in thousands):

Total
Land	$23,510
Buildings and improvements	165,984
In-place leases	21,908
Tenant improvements	5,834
Ground leasehold assets	754
Above market leases	907

Total assets acquired	218,897

Below market leases	(1,565)

Total liabilities acquired	(1,565)

Net assets acquired	$217,332

Acquisition fees and costs associated with transactions determined to be asset acquisitions are capitalized. The Company capitalized acquisition fees and costs of approximately $6,011,000 related to properties acquired during the year ended December 31, 2018, which are included in the Company’s allocation of the real estate acquisitions presented above. The total amount of all acquisition fees and costs is limited to 6.0% of the contract purchase price of a property. The contract purchase price is the amount actually paid or allocated in respect of the purchase, development, construction or improvement of a property exclusive of acquisition fees and costs. For the year ended December 31, 2018, acquisition fees and costs did not exceed 6.0% of the contract purchase price of the Company’s acquisitions during such period.

Note 4—Acquired Intangible Assets, Net

Acquired intangible assets, net, consisted of the following as of December 31, 2018 and 2017 (amounts in thousands, except weighted average life amounts):

	December 31, 2018	December 31, 2017
In-place leases, net of accumulated amortization of $41,143 and $21,776, respectively (with a weighted average remaining life of 10.1 years and 11.0 years, respectively)	$151,135	$148,594
Above-market leases, net of accumulated amortization of $899 and $358, respectively (with a weighted average remaining life of 5.1 years and 2.8 years, respectively)	1,710	1,344
Ground lease assets, net of accumulated amortization of $39 and $28, respectively (with a weighted average remaining life of 83.5 years and 65.8 years, respectively)	1,359	616

	$154,204	$150,554

The aggregate weighted average remaining life of the acquired intangible assets was 10.6 years and 11.2 years as of December 31, 2018 and December 31, 2017, respectively.

Amortization of the acquired intangible assets for the years ended December 31, 2018, 2017 and 2016 was $19,919,000, $14,167,000 and $5,987,000, respectively. Amortization of the above-market leases is recorded as an adjustment to rental and parking revenue, amortization of the in-place leases is included in depreciation and amortization, and amortization of the ground lease interests is included in rental and parking expenses in the accompanying consolidated statements of comprehensive income.

Estimated amortization expense on the acquired intangible assets as of December 31, 2018, and for each of the next five years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2019	$20,472
2020	18,267
2021	17,470
2022	15,064
2023	13,669
Thereafter	69,262

$154,204

Note 5—Intangible Lease Liabilities, Net

Intangible lease liabilities, net, consisted of the following as of December 31, 2018 and 2017 (amounts in thousands, except weighted average life amounts):

	December 31, 2018	December 31, 2017
Below-market leases, net of accumulated amortization of $7,592 and $2,760, respectively (with a weighted average remaining life of 17.6 years and 18.7 years, respectively)	$57,606	$61,294

	$57,606	$61,294

Amortization of below-market leases for the years ended December 31, 2018, 2017 and 2016 was $4,832,000, $2,126,000 and $536,000, respectively. Amortization of below-market leases is recorded as an adjustment to rental and parking revenue in the accompanying consolidated statements of comprehensive income.

Estimated amortization of the below-market leases as of December 31, 2018, for each of the next five years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2019	$4,927
2020	4,871
2021	4,843
2022	3,752
2023	3,091
Thereafter	36,122

$57,606

Note 6—Other Assets, Net

Other assets, net, consisted of the following as of December 31, 2018 and 2017 (amounts in thousands):

	December 31, 2018	December 31, 2017
Deferred financing costs, related to the revolver portion of the secured credit facility, net of accumulated amortization of $4,686 and $3,426, respectively	$3,053	$1,850
Real estate escrow deposits	—	100
Restricted cash	11,167	10,944
Tenant receivables	6,080	4,916
Straight-line rent receivable	32,685	19,321
Prepaid and other assets	8,344	6,117
Derivative assets	6,204	3,934

	$67,533	$47,182

Amortization of deferred financing costs related to the revolver portion of the secured credit facility for the years ended December 31, 2018, 2017 and 2016 was $1,260,000, $1,637,000 and $987,000, respectively, which was recorded as interest expense in the accompanying consolidated statements of comprehensive income.

Note 7—Accounts Payable and Other Liabilities

Accounts payable and other liabilities, as of December 31, 2018 and 2017, consisted of the following (amounts in thousands):

	December 31, 2018	December 31, 2017
Accounts payable and accrued expenses	$9,188	$13,220
Accrued interest expense	3,219	2,410
Accrued property taxes	2,309	1,532
Distributions payable to stockholders	7,317	6,566
Tenant deposits	875	682
Deferred rental income	6,647	3,277
Derivative liabilities	—	22

	$29,555	$27,709

Note 8—Notes Payable

The Company had $467,786,000 principal outstanding in notes payable collateralized by real estate properties as of December 31, 2018. As of December 31, 2018, the notes payable weighted average interest rate was 4.4%.

The following table summarizes the notes payable balances as of December 31, 2018 and 2017 (amounts in thousands):

			Interest Rates
	December 31, 2018	December 31, 2017	Range			Weighted Average	Maturity Date
Fixed rate notes payable	$220,351	$220,436	4.0%	-	4.8%	4.3%	12/11/2021	-	07/01/2027
Variable rate notes payable fixed through interest rate swaps	247,435	247,699	3.7%	-	5.1%	4.6%	10/28/2021	-	11/16/2022

Total notes payable, principal amount outstanding	$467,786	$468,135

Unamortized deferred financing costs related to notes payable	(3,441)	(4,393)

Total notes payable, net of deferred financing costs	$464,345	$463,742

The Company did not enter into any notes payable during the year ended December 31, 2018.

The principal payments due on the notes payable as of December 31, 2018, for each of the next five years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Total Amount
2019	$1,937
2020	4,530
2021	155,207
2022	164,971
2023	2,712
Thereafter	138,429

$467,786

Note 9—Credit Facility

The Company’s outstanding secured credit facility as of December 31, 2018 and 2017 consisted of the following (amounts in thousands):

	December 31, 2018	December 31, 2017
Variable rate revolving line of credit	$105,000	$120,000
Variable rate term loan fixed through interest rate swaps	100,000	100,000
Variable rate term loan	150,000	—

Total secured credit facility, principal amount outstanding	355,000	220,000

Unamortized deferred financing costs related to the term loan secured credit facility	(2,489)	(601)

Total secured credit facility, net of deferred financing costs	$352,511	$219,399

Significant activities regarding the secured credit facility during the year ended December 31, 2018 include:

•

On April 27, 2018, the Operating Partnership and certain of the Company’s subsidiaries entered into the Third Amended and Restated Credit Agreement (the “A&R Credit Agreement”) to add seven new lenders and to increase the maximum commitments available under the secured credit facility from $425,000,000 to an aggregate of up to $700,000,000, consisting of a $450,000,000 revolving line of credit, with a maturity date of April 27, 2022, subject to the Operating Partnership’s right for one, 12-month extension period, and a $250,000,000 term loan, with a maturity date of April 27, 2023. In connection with the A&R Credit Agreement, the Company converted $150,000,000 of the outstanding balance on its revolving line of credit into $150,000,000 outstanding on its term loan. The annual interest rate payable under the secured credit facility was decreased to, at the Operating Partnership’s option, either (a) the London Interbank Offered Rate, plus an applicable margin ranging from 1.75% to 2.25%, which is determined based on the overall leverage of the Operating Partnership; or (b) a base rate, which means, for any day, a fluctuating rate per annum equal to the prime rate for such day, plus an applicable margin ranging from 0.75% to 1.25%, which is determined based on the overall leverage of the Operating Partnership.

•	During the year ended December 31, 2018, the Company drew $155,000,000 to fund the acquisition of five real estate investments and repaid $20,000,000 on its secured credit facility.

•

On January 29, 2019, the Company amended the secured credit facility agreement by adding beneficial ownership provisions, modifying certain definitions related to change of control and consolidated total secured debt and clarifying certain covenants related to restrictions on indebtedness and restrictions on liens.

The principal payments due on the secured credit facility as of December 31, 2018, for each of the next five years ending December 31, are as follows (amounts in thousands):

Year	Amount
2019	$—
2020	—
2021	—
2022	105,000
2023	250,000

$355,000

The proceeds of loans made under the secured credit facility may be used to finance the acquisitions of real estate investments, for tenant improvements and leasing commissions with respect to real estate, for repayment of indebtedness, for capital expenditures with respect to real estate, and for general corporate and working capital purposes. The secured credit facility can be increased to $1,000,000,000, subject to certain conditions.

In addition to interest, the Operating Partnership is required to pay a fee on the unused portion of the lenders’ commitments under the secured credit facility at a per annum rate equal to 0.25% if the average daily amount outstanding under the secured credit facility is less than 50% of the lenders’ commitments or 0.15% if the average daily amount outstanding under the secured credit facility is greater than or equal to 50% of the lenders’ commitments. The unused fee is payable quarterly in arrears. As of December 31, 2018, the interest rate on the variable rate portion of the secured credit facility was 4.5% and the interest rate on the variable rate fixed through interest rate swap portion of the secured credit facility was 3.8%.

The actual amount of credit available under the secured credit facility is a function of certain loan-to-cost, loan-to-value and debt service coverage ratios contained in the secured credit facility agreement. The amount of credit available under the secured credit facility will be a maximum principal amount of the value of the assets that are included in the pool availability. The obligations of the Operating Partnership with respect to the secured credit facility agreement are guaranteed by the Company, including but not limited to, the payment of any outstanding indebtedness under the secured credit facility agreement and all terms, conditions and covenants of the secured credit facility agreement, as further discussed below.

The secured credit facility agreement contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt by the Operating Partnership and its subsidiaries that own properties that serve as collateral for the secured credit facility, limitations on the nature of the Operating Partnership’s business, and limitations on distributions by the Company, the Operating Partnership and its subsidiaries. The secured credit facility agreement imposes the following financial covenants, which are specifically defined in the secured credit facility agreement, on the Operating Partnership: (a) maximum ratio of indebtedness to gross asset value; (b) minimum ratio of adjusted consolidated earnings before interest, taxes, depreciation and amortization to consolidated fixed charges; (c) minimum tangible net worth; (d) minimum liquidity thresholds; (e) minimum weighted average remaining lease term of properties in the collateral pool; and (f) minimum number of properties in the collateral pool. The Company was in compliance with all financial covenant requirements at December 31, 2018.

Note 10—Related-Party Transactions and Arrangements

The Company has no direct employees. Substantially all of the Company’s business is managed by the Advisor. The employees of the Advisor and other affiliates provide services to the Company related to acquisitions, property management, asset management, accounting, investor relations, and all other administrative services.

Organization and Offering Expenses

The Company reimburses the Advisor and its affiliates for organization and offering expenses it incurs on the Company’s behalf, but only to the extent the reimbursement did not cause the selling commissions, dealer manager fees, distribution and servicing fees and other organization and offering expenses to exceed 15.0% of the gross proceeds of the Company’s Initial Offering or Offering, respectively. Other offering costs, which are offering expenses other than selling commissions, dealer manager fees and distribution and servicing fees, associated with the Company’s Initial Offering and Offering, which terminated on November 24, 2017 and November 27, 2018, respectively, were approximately 2.0% and 2.5% of the gross proceeds, respectively.

As of December 31, 2018, the Company reimbursed the Advisor and its affiliates approximately $19,192,000 in other offering costs. As of December 31, 2018, since inception, the Company paid approximately $542,000 to an affiliate of the Dealer Manager in other offering costs. Other organization expenses are expensed as incurred and offering costs are charged to stockholders’ equity as incurred.

Selling Commissions, Dealer Manager Fees and Distribution and Servicing Fees

Through the termination of the Offering on November 27, 2018, the Company paid the Dealer Manager selling commissions and dealer manager fees in connection with the purchase of shares of certain classes of common stock. The Company continues to pay the Dealer Manager a distribution and servicing fee with respect to its Class T and T2 shares that were sold in the Company’s Initial Offering and Offering. See Part III, Item 13. “Certain Relationships and Related Transactions, and Director Independence” for more information on distribution and servicing fees.

All selling commissions were expected to be re-allowed to participating broker-dealers. The dealer manager fee could be partially re-allowed to participating broker-dealers. No selling commissions, dealer manager fees and distribution and servicing fees are paid in connection with purchases of shares of any class made pursuant to the DRIP.

Class A Shares

Through the termination of the Offering, the Company paid the Dealer Manager selling commissions of up to 7.0% of the gross offering proceeds per Class A share. In addition, the Company paid the Dealer Manager a dealer manager fee of up to 3.0% of gross offering proceeds from the sale of Class A shares.

Class I Shares

The Company did not pay selling commissions with respect to Class I shares. Through the termination of the Offering, the Dealer Manager may have received up to 2.0% of the gross offering proceeds from the sale of Class I shares as a dealer manager fee, of which 1.0% was funded by the Advisor without reimbursement from the Company. The 1.0% of the dealer manager fee paid from offering proceeds was waived in the event an investor purchased Class I shares through a registered investment advisor that was not affiliated with a broker dealer.

Class T Shares

The Company paid the Dealer Manager selling commissions of up to 3.0% of the gross offering proceeds per Class T share. In addition, the Company paid the Dealer Manager a dealer manager fee up to 3.0% of gross offering proceeds from the sale of Class T shares. The Company ceased offering Class T shares in the Offering on March 14, 2018. Beginning on March 15, 2018, the Company offered Class T2 shares in the Offering, as described below.

Class T2 Shares

Through the termination of the Offering, the Company paid the Dealer Manager selling commissions of up to 3.0% of gross offering proceeds per Class T2 share. In addition, the Company paid the Dealer Manager a dealer manager fee of up to 2.5% of gross offering proceeds from the sale of Class T2 shares.

Acquisition Fees and Expenses

The Company pays to the Advisor 2.0% of the contract purchase price of each property or asset acquired. In addition, the Company reimburses the Advisor for acquisition expenses incurred in connection with the selection and acquisition of properties or real estate-related investments (including expenses relating to potential investments that the Company does not close), such as legal fees and expenses, costs of real estate due diligence, appraisals, non-refundable option payments on properties not acquired, travel and communications expenses, accounting fees and expenses and title insurance premiums, whether or not the property was acquired. Since the Company’s formation through December 31, 2018, the Company reimbursed the Advisor approximately 0.01% of the aggregate purchase price all of properties acquired. Acquisition fees and expenses associated with the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statements of comprehensive income. Acquisition fees and expenses associated with transactions determined to be an asset acquisition are capitalized in real estate, net, in the accompanying consolidated balance sheets.

Asset Management Fees

The Company pays to the Advisor an asset management fee calculated on a monthly basis in an amount equal to 1/12th of 0.75% of aggregate asset value, which is payable monthly in arrears.

Property Management Fees

In connection with the rental, leasing, operation and management of the Company’s properties, the Company pays the Property Manager and its affiliates aggregate fees equal to 3.0% of gross revenues from the properties managed, or property management fees. The Company reimburses the Property Manager and its affiliates for property-level expenses that any of them pay or incur on the Company’s behalf, including certain salaries, bonuses and benefits of persons employed by the Property Manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of its executive officers. The Property Manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If the Company contracts directly with third parties for such services, it will pay them customary market fees and may pay the Property Manager an oversight fee equal to 1.0% of the gross revenues of the properties managed. In no event will the Company pay the Property Manager or any affiliate both a property management fee and an oversight fee with respect to any particular property. Property Management fees are recorded in rental and parking expenses in the accompanying consolidated statements of comprehensive income.

Operating Expenses

The Company reimburses the Advisor for all operating expenses it paid or incurred in connection with the services provided to the Company, subject to certain limitations. Expenses in excess of the operating expenses in the four immediately preceding quarters that exceed the greater of (a) 2.0% of average invested assets or (b) 25% of net income, subject to certain adjustments, will not be reimbursed unless the independent directors determine such excess expenses are justified. The Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives an acquisition fee or a disposition fee. Operating expenses incurred on the Company’s behalf are recorded in general and administrative expenses in the accompanying consolidated statements of comprehensive income.

On May 15, 2017, the Advisor employed Gael Ragone, who is the daughter of John E. Carter, the chairman of the Company’s board of directors, as Vice President of Product Management of Carter Validus Advisors II, LLC. Effective June 18, 2018, Ms. Ragone is no longer employed by the Advisor. The Company directly reimbursed the Advisor any amounts of Ms. Ragone’s salary that were allocated to the Company. For the years ended December 31, 2018 and 2017, the Advisor allocated approximately $69,000 and $98,000, respectively, which is included in other offering costs in the accompanying consolidated balance sheets.

Leasing Commission Fees

The Company also pays the Property Manager a separate fee for the initial lease-up, leasing-up of newly constructed properties or re-leasing to existing tenants. Leasing commission fees are capitalized in other assets, net, in the accompanying consolidated balance sheets and amortized over the term of the related lease.

Construction Management Fees

For acting as general contractor and/or construction manager to supervise or coordinate projects or to provide major repairs or rehabilitation on our properties, the Company may pay the Property Manager up to 5.0% of the cost of the projects, repairs and/or rehabilitation, as applicable, or construction management fees. Construction management fees are capitalized in real estate, net, in the accompanying consolidated balance sheets.

Disposition Fees

The Company will pay its Advisor, or its affiliates, if it provides a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of properties, a disposition fee, equal to the lesser of 1.0% of the contract sales price and one-half of the total brokerage commission paid if a third party broker is also involved, without exceeding the lesser of 6.0% of the contract sales price or a reasonable, customary and competitive real estate commission. As of December 31, 2018, the Company had not incurred any disposition fees to the Advisor or its affiliates.

Subordinated Participation in Net Sale Proceeds

Upon the sale of the Company, the Advisor will receive 15% of the remaining net sale proceeds after return of capital contributions plus payment to investors of a 6.0% annual cumulative, non-compounded return on the capital contributed by investors, or the subordinated participation in net sale proceeds. As of December 31, 2018, the Company had not incurred any subordinated participation in net sale proceeds to the Advisor or its affiliates.

Subordinated Incentive Listing Fee

Upon the listing of the Company’s shares on a national securities exchange, the Advisor will receive 15% of the amount by which the sum of the Company’s adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to a 6.0% annual cumulative, non-compounded return to investors, or the subordinated incentive listing fee. As of December 31, 2018, the Company had not incurred any subordinated incentive listing fees to the Advisor or its affiliates.

Subordinated Distribution Upon Termination Fee

Upon termination or non-renewal of the advisory agreement, with or without cause, the Advisor will be entitled to receive subordinated termination fees from the Operating Partnership equal to 15% of the amount by which the sum of the Company’s adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an annual 6.0% cumulative, non-compounded return to investors. In addition, the Advisor may elect to defer its right to receive a subordinated termination fee upon termination until either shares of the Company’s common stock are listed and traded on a national securities exchange or another liquidity event occurs. As of December 31, 2018, the Company had not incurred any subordinated termination fees to the Advisor or its affiliates.

The following table details amounts incurred and payable to affiliates in connection with the Company’s operations-related services and services related to the Offerings as described above for the years ended December 31, 2018, 2017 and 2016 and as of December 31, 2018 and 2017 (amounts in thousands):

		For the Year Ended December 31,			As of December 31,
Fee	Entity	2018	2017	2016	2018	2017
Other offering costs reimbursement	Carter Validus Advisors II, LLC and its affiliates	$2,154	$4,704	$4,428	$89	$167
Selling commissions and dealer manager fees	SC Distributors, LLC	4,836	22,713	24,546	—	—
Distribution and servicing fees	SC Distributors, LLC	368	9,617	6,213	10,218	13,376
Acquisition fees	Carter Validus Advisors II, LLC and its affiliates	4,226	11,936	11,515	32	5
Asset management fees	Carter Validus Advisors II, LLC and its affiliates	13,114	9,963	4,925	1,182	1,017
Property management fees	Carter Validus Real Estate Management Services II, LLC	4,391	3,249	1,473	420	463
Operating expense reimbursement	Carter Validus Advisors II, LLC and its affiliates	1,804	1,543	1,257	421	182
Leasing commission fees	Carter Validus Real Estate Management Services II, LLC	497	907	—	25	—
Construction management fees	Carter Validus Real Estate Management Services II, LLC	243	719	754	40	39

Total		$31,633	$65,351	$55,111	$12,427	$15,249

Note 11—Segment Reporting

Management reviews the performance of individual properties and aggregates individual properties based on operating criteria into two reportable segments—commercial real estate investments in data centers and healthcare, and makes operating decisions based on these two reportable segments. The Company’s commercial real estate investments in data centers and healthcare are based on certain underwriting assumptions and operating criteria, which are different for data centers and healthcare.

The Company evaluates performance based on net operating income of the individual properties in each segment. Net operating income, a non-GAAP financial measure, is defined as total revenues, less rental and parking expenses, which excludes depreciation and amortization, general and administrative expenses, acquisition related expenses, asset management fees and interest and other expense, net. The Company believes that segment net operating income serves as a useful supplement to net income (loss) because it allows investors and management to measure unlevered property-level operating results and to compare operating results to the operating results of other real estate companies between periods on a consistent basis. Segment net operating income should not be considered as an alternative to net income (loss) determined in accordance with GAAP as an indicator of financial performance, and accordingly, the Company believes that in order to facilitate a clear understanding of the consolidated historical operating results, segment net operating income should be examined in conjunction with net income (loss) as presented in the accompanying consolidated financial statements and data included elsewhere in this Annual Report on Form 10-K.

Non-segment assets primarily consist of corporate assets, including cash and cash equivalents, real estate and escrow deposits, deferred financing costs attributable to the revolving line of credit portion of the Company’s secured credit facility and other assets not attributable to individual properties.

Summary information for the reportable segments during the years ended December 31, 2018, 2017 and 2016, is as follows (amounts in thousands):

	Data Centers	Healthcare	For the Year Ended December 31, 2018
Revenue:
Rental, parking and tenant reimbursement revenue	$103,226	$74,106	$177,332
Expenses:
Rental and parking expenses	(27,289)	(10,038)	(37,327)

Segment net operating income	$75,937	$64,068	140,005

Expenses:
General and administrative expenses			(5,396)
Asset management fees			(13,114)
Depreciation and amortization			(58,258)

Income from operations			63,237
Interest and other expense, net			(34,364)

Net income attributable to common stockholders			$28,873

	Data Centers	Healthcare	For the Year Ended December 31, 2017
Revenue:
Rental, parking and tenant reimbursement revenue	$62,377	$62,718	$125,095
Expenses:
Rental and parking expenses	(17,571)	(8,525)	(26,096)

Segment net operating income	$44,806	$54,193	98,999

Expenses:
General and administrative expenses			(4,069)
Asset management fees			(9,963)
Depreciation and amortization			(41,133)

Income from operations			43,834
Interest and other expense, net			(22,555)

Net income attributable to common stockholders			$21,279

	Data Centers	Healthcare	For the Year Ended December 31, 2016
Revenue:
Rental, parking and tenant reimbursement revenue	$12,929	$43,502	$56,431
Expenses:
Rental and parking expenses	(2,509)	(5,655)	(8,164)

Segment net operating income	$10,420	$37,847	48,267

Expenses:
General and administrative expenses			(3,105)
Acquisition related expenses			(5,339)
Asset management fees			(4,925)
Depreciation and amortization			(19,211)

Income from operations			15,687
Interest and other expense, net			(4,390)

Net income attributable to common stockholders			$11,297

There were no intersegment sales or transfers during the years ended December 31, 2018, 2017 and 2016.

Assets by each reportable segment as of December 31, 2018 and December 31, 2017 are as follows (amounts in thousands):

	December 31, 2018	December 31, 2017
Assets by segment:
Data centers	$1,001,357	$909,477
Healthcare	900,114	813,742
All other	62,358	54,725

Total assets	$1,963,829	$1,777,944

Capital additions and acquisitions by reportable segments for the years ended December 31, 2018, 2017 and 2016 are as follows (amounts in thousands):

	For the Year Ended December 31,
	2018	2017	2016
Capital additions and acquisitions by segment:
Data centers	$114,944	$472,438	$314,030
Healthcare	117,971	164,445	229,670

Total capital additions and acquisitions	$232,915	$636,883	$543,700

Note 12—Future Minimum Rent

Rental Income

The Company’s real estate properties are leased to tenants under operating leases with varying terms. Typically, the leases have provisions to extend the terms of the lease agreements. The Company retains substantially all of the risks and benefits of ownership of the real estate properties leased to tenants.

The future minimum rent to be received from the Company’s investment in real estate properties under non-cancelable operating leases, including optional renewal periods for which exercise is reasonably assured, as of December 31, 2018, for each of the next five years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2019	$145,109
2020	146,826
2021	149,142
2022	144,560
2023	141,915
Thereafter	1,005,017

$1,732,569

Rental Expense

The Company has three ground lease obligations that generally require fixed annual rental payments and may also include escalation clauses and renewal options. The ground lease payments associated with one of the ground leases is paid directly by the tenant, therefore, the future minimum rent obligations are excluded from the table below.

The future minimum rent obligations under non-cancelable ground leases as of December 31, 2018, for each of the next five years ended December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2019	$123
2020	123
2021	123
2022	123
2023	123
Thereafter	2,246

$2,861

Note 13—Fair Value

Notes payable—Fixed Rate—The estimated fair value of notes payable—fixed rate measured using observable inputs from similar liabilities (Level 2) was approximately $214,282,000 and $211,011,000 as of December 31, 2018 and December 31, 2017, respectively, as compared to the outstanding principal of $220,351,000 and $220,436,000 as of December 31, 2018 and December 31, 2017, respectively. The estimated fair value of notes payable—variable rate fixed through interest rate swap agreements (Level 2) was approximately $241,739,000 and $243,812,000 as of December 31, 2018 and December 31, 2017, respectively, as compared to the outstanding principal of $247,435,000 and $247,699,000 as of December 31, 2018 and December 31, 2017, respectively.

Secured credit facility—The outstanding principal of the secured credit facility—variable was $255,000,000 and $120,000,000, which approximated its fair value as of December 31, 2018 and December 31, 2017, respectively. The fair value of the Company’s variable rate secured credit facility is estimated based on the interest rates currently offered to the Company by financial institutions. The estimated fair value of the secured credit facility—variable rate fixed through interest rate swap agreements (Level 2) was approximately $96,146,000 and $98,593,000 as of December 31, 2018 and December 31, 2017, respectively, as compared to the outstanding principal of $100,000,000 and $100,000,000 as of December 31, 2018 and December 31, 2017, respectively.

Derivative instruments—Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize, or be liable for, on disposition of the financial instruments. The Company has determined that the majority of the inputs used to value its interest rate swaps fall within Level 2 of the fair value hierarchy. The credit valuation adjustments associated with these instruments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and the respective counterparty. However, as of December 31, 2018, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, and has determined that the credit valuation adjustments are not significant to the overall valuation of its interest rate swaps. As a result, the Company determined that its interest rate swaps valuation is classified in Level 2 of the fair value hierarchy.

The following tables show the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2018 and 2017 (amounts in thousands):

	December 31, 2018
	Fair Value Hierarchy
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Derivative assets	$—	$6,204	$—	$6,204

Total assets at fair value	$—	$6,204	$—	$6,204

	December 31, 2017
	Fair Value Hierarchy
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Derivative assets	$—	$3,934	$—	$3,934

Total assets at fair value	$—	$3,934	$—	$3,934

Liabilities:
Derivative liabilities	$—	$22	$—	$22

Total liabilities at fair value	$—	$22	$—	$22

Note 14—Derivative Instruments and Hedging Activities

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the agreements without exchange of the underlying notional amount.

The effective portion of changes in the fair value of derivatives designated, and that qualify, as cash flow hedges is recorded in accumulated other comprehensive income in the accompanying consolidated statements of stockholders’ equity and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

During the years ended December 31, 2018, 2017 and 2016, the Company’s derivative instruments were used to hedge the variable cash flows associated with variable rate debt. The ineffective portion of changes in fair value of the derivatives are recognized directly in earnings. During the year ended December 31, 2018, the Company recognized a loss of $98,000 and during the years ended December 31, 2017 and 2016, the Company recognized a gain of $58,000 and $144,000 respectively, due to ineffectiveness of its hedges of interest rate risk, which was recorded in interest and other expense, net, in the accompanying consolidated statements of comprehensive income.

Amounts reported in accumulated other comprehensive income related to the derivative will be reclassified to interest and other expense, net as interest payments are made on the Company’s variable rate debt. During the next twelve months, the Company estimates that an additional $2,738,000 will be reclassified from accumulated other comprehensive income as a decrease to interest and other expense, net.

See Note 13—“Fair Value” for a further discussion of the fair value of the Company’s derivative instruments.

The following table summarizes the notional amount and fair value of the Company’s derivative instruments (amounts in thousands):

Derivatives Designated as Hedging Instruments	Balance Sheet Location	Effective Dates	Maturity Dates	December 31, 2018			December 31, 2017
				Outstanding Notional Amount	Fair Value of		Outstanding Notional Amount	Fair Value of
					Asset	(Liability)		Asset	(Liability)
Interest rate swaps	Other assets, net/Accounts payable and other liabilities	07/01/2016 to 11/16/2017	12/22/2020 to 11/16/2022	$347,435	$6,204	$—	$347,699	$3,934	$(22)

The notional amount under the agreements is an indication of the extent of the Company’s involvement in the instruments at the time, but does not represent exposure to credit, interest rate or market risks.

Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges to hedge the variability of the anticipated cash flows on its variable rate secured credit facility and notes payable. The change in fair value of the effective portion of the derivative instruments that are designated as hedges is recorded in other comprehensive income (loss) in the accompanying consolidated statements of comprehensive income.

The table below summarizes the amount of income recognized on the interest rate derivatives designated as cash flow hedges for the years ended December 31, 2018, 2017 and 2016 (amounts in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Income Recognized in OCI on Derivative (Effective Portion)	Location of Income (Loss) Reclassified From Accumulated Other Comprehensive Income to Net Income (Effective Portion)	Amount of Income (Loss) Reclassified From Accumulated Other Comprehensive Income to Net Income (Effective Portion)
For the Year Ended December 31, 2018
Interest rate swaps	$3,208	Interest and other expense, net	$818

Total	$3,208		$818

For the Year Ended December 31, 2017
Interest rate swaps	$1,484	Interest and other expense, net	$(1,386)

Total	$1,484		$(1,386)

For the Year Ended December 31, 2016
Interest rate swaps	$744	Interest and other expense, net	$(96)

Total	$744		$(96)

Credit Risk-Related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations. The Company records credit risk valuation adjustments on its interest rate swaps based on the respective credit quality of the Company and the counterparty. The Company believes it mitigates its credit risk by entering into agreements with creditworthy counterparties. As of December 31, 2018, there were no derivatives in a net liability position. As of December 31, 2018, there were no termination events or events of default related to the interest rate swaps.

Tabular Disclosure Offsetting Derivatives

The Company has elected not to offset derivative positions in its consolidated financial statements. The following tables present the effect on the Company’s financial position had the Company made the election to offset its derivative positions as of December 31, 2018 and 2017 (amounts in thousands):

Offsetting of Derivative Assets
				Gross Amounts Not Offset in the Balance Sheet
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets Presented in the Balance Sheet	Financial Instruments Collateral	Cash Collateral	Net Amount
December 31, 2018	$6,204	$—	$6,204	$—	$—	$6,204

December 31, 2017	$3,934	$—	$3,934	$—	$—	$3,934

Offsetting of Derivative Liabilities
				Gross Amounts Not Offset in the Balance Sheet
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Liabilities Presented in the Balance Sheet	Financial Instruments Collateral	Cash Collateral	Net Amount
December 31, 2018	$—	$—	$—	$—	$—	$—

December 31, 2017	$22	$—	$22	$—	$—	$22

The Company reports derivatives in the accompanying consolidated balance sheets as other assets, net, and accounts payable and other liabilities.

Note 15—Accumulated Other Comprehensive Income

The following table presents a rollforward of amounts recognized in accumulated other comprehensive income by component for the years ended December 31, 2018, 2017 and 2016 (amounts in thousands):

Unrealized Income on Derivative Instruments
Balance as of December 31, 2016	$840
Other comprehensive income before reclassification	1,484
Amount of loss reclassified from accumulated other comprehensive income to net income (effective portion)	1,386

Other comprehensive income	2,870

Balance as of December 31, 2017	$3,710

Other comprehensive income before reclassification	3,208
Amount of income reclassified from accumulated other comprehensive income to net income (effective portion)	(818)

Other comprehensive income	2,390

Balance as of December 31, 2018	$6,100

The following table presents reclassifications out of accumulated other comprehensive income for the years ended December 31, 2018, 2017 and 2016 (amounts in thousands):

Details about Accumulated Other Comprehensive Income Components	Amounts Reclassified from Accumulated Other Comprehensive Income to Net Income			Affected Line Items in the Consolidated Statements of Comprehensive Income
	For the Year Ended December 31,
	2018	2017	2016
Interest rate swap contracts	$(818)	$1,386	$96	Interest and other expense, net

Note 16—Stock-based Compensation

On May 6, 2014, the Company adopted the Carter Validus Mission Critical REIT II, Inc. 2014 Restricted Share Plan, or the Incentive Plan, pursuant to which the Company has the power and authority to grant restricted or deferred stock awards to persons eligible under the Incentive Plan. The Company authorized and reserved 300,000 shares of its Class A shares for issuance under the Incentive Plan, subject to certain adjustments. Subject to certain limited exceptions, restricted stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of and is subject to forfeiture within the vesting period. Restricted stock awards generally vest ratably over four years. The Company uses the straight-line method to recognize expenses for service awards with graded vesting. Restricted stock awards are entitled to receive dividends during the vesting period. In addition to the ratable amortization of fair value over the vesting period, dividends paid on unvested shares of restricted stock which are not expected to vest are charged to compensation expense in the period paid.

On July 20, 2018, the Company granted an aggregate of 9,000 shares of restricted Class A common stock to its independent directors in connection with their re-election to the board of directors of the Company. Additionally, on July 24, 2018, the Company granted 3,000 restricted shares of Class A common stock in connection with the election of a new independent board member. The fair value of each share of restricted common stock was estimated at the date of grant at $9.18 per share. The restricted stock awards vest over a period of four years. The awards are amortized using the straight-line method over four years.

As of December 31, 2018 and 2017, there was $192,000 and $173,000, respectively, of total unrecognized compensation expense related to nonvested shares of the Company’s restricted Class A common stock. This expense is expected to be recognized over a remaining weighted average period of 1.76 years. This expected expense does not include the impact of any future stock-based compensation awards.

As of December 31, 2018 and 2017, the fair value of the nonvested shares of restricted Class A common stock was $235,875 and $206,550, respectively. A summary of the status of the nonvested shares of restricted Class A common stock as of December 31, 2017 and the changes for the year ended December 31, 2018 is presented below:

Restricted Stock	Shares
Nonvested at December 31, 2017	22,500
Vested	(9,000)
Granted	12,000

Nonvested at December 31, 2018	25,500

Stock-based compensation expense for the years ended December 31, 2018, 2017 and 2016 was approximately $90,000, $76,000 and $58,000, respectively, which is reported in general and administrative costs in the accompanying consolidated statements of comprehensive income.

Note 17—Income Taxes

As a REIT, the Company generally will not be subject to U.S. federal income tax on taxable income that it distributes to the stockholders. For U.S. federal income tax purposes, distributions to stockholders are characterized as either ordinary dividends, capital gain distributions, or nontaxable distributions. Nontaxable distributions will reduce U.S. stockholders’ respective bases in their shares. The following table shows the character of distributions the Company paid on a percentage basis during the years ended December 31, 2018, 2017 and 2016:

	For the Year Ended December 31,
Character of Class A Distributions:	2018	2017	2016
Ordinary dividends	41.38%	36.49%	34.23%
Nontaxable distributions	58.62%	63.51%	65.77%

Total	100.00%	100.00%	100.00%

	For the Year Ended December 31,
Character of Class I Distributions:	2018	2017	2016
Ordinary dividends	41.38%	36.49%	—%
Nontaxable distributions	58.62%	63.51%	—%

Total	100.00%	100.00%	—%

	For the Year Ended December 31,
Character of Class T Distributions:	2018	2017	2016
Ordinary dividends	33.01%	25.93%	23.07%
Nontaxable distributions	66.99%	74.07%	76.93%

Total	100.00%	100.00%	100.00%

	For the Year Ended December 31,
Character of Class T2 Distributions:	2018	2017	2016
Ordinary dividends	33.01%	—%	—%
Nontaxable distributions	66.99%	—%	—%

Total	100.00%	—%	—%

The Company is subject to certain state and local income taxes on income, property or net worth in some jurisdictions, and in certain circumstances may also be subject to federal excise tax on undistributed income. Texas, Tennessee and Massachusetts are the major state and local tax jurisdictions for the Company.

The Company applies the rules under ASC 740-10, Accounting for Uncertainty in Income Taxes, for uncertain tax positions using a “more likely than not” recognition threshold for tax positions. Pursuant to these rules, the financial statement effects of a tax position are initially recognized when it is more likely than not, based on the technical merits of the tax position, that such a position will be sustained upon examination by the relevant tax authorities. If the tax benefit meets the “more likely than not” threshold, the measurement of the tax benefit will be based on the Company’s estimate of the ultimate tax benefit to be sustained if audited by the taxing authority. The Company concluded there was no impact related to uncertain tax positions from the results of the operations of the Company for the years ended December 31, 2018, 2017 and 2016. The earliest tax year subject to examination is 2015.

The Company’s policy is to recognize accrued interest related to unrecognized tax benefits as a component of interest expense and penalties related to unrecognized tax benefits as a component of general and administrative expenses. From inception through December 31, 2018, the Company has not recognized any interest expense or penalties related to unrecognized tax benefits.

Note 18—Commitments and Contingencies

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. As of December 31, 2018, there were, and currently there are, no material pending legal proceedings to which the Company is a party.

Note 19—Economic Dependency

The Company is dependent on the Advisor and its affiliates for certain services that are essential to the Company, including the identification, evaluation, negotiation, purchase and disposition of real estate investments and other investments; the management of the daily operations of the Company’s real estate portfolio; and other general and administrative responsibilities. In the event that the Advisor and its affiliates are unable to provide the respective services, the Company will be required to obtain such services from other sources.

Note 20—Selected Quarterly Financial Data (Unaudited)

Presented in the following table is a summary of the unaudited quarterly financial information for the years ended December 31, 2018 and 2017. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly information (amounts in thousands, except shares and per share data):

	2018
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total revenue	$46,569	$45,518	$43,950	$41,295
Total expenses	(30,627)	(28,863)	(28,556)	(26,049)

Income from operations	15,942	16,655	15,394	15,246
Interest and other expense, net	(9,476)	(8,938)	(8,208)	(7,742)

Net income attributable to common stockholders	$6,466	$7,717	$7,186	$7,504

Net income per common share attributable to common stockholders:
Basic	$0.05	$0.06	$0.06	$0.06

Diluted	$0.05	$0.06	$0.06	$0.06

Weighted average number of common shares outstanding:
Basic	135,271,638	132,467,127	129,926,130	126,384,346

Diluted	135,297,138	132,491,755	129,948,432	126,401,940

	2017
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total revenue	$37,266	$36,205	$27,602	$24,022
Total expenses	(23,926)	(23,980)	(17,888)	(15,467)

Income from operations	13,340	12,225	9,714	8,555
Interest and other expense, net	(6,932)	(6,786)	(5,073)	(3,764)

Net income attributable to common stockholders	$6,408	$5,439	$4,641	$4,791

Net income per common share attributable to common stockholders:
Basic	$0.05	$0.05	$0.05	$0.06

Diluted	$0.05	$0.05	$0.05	$0.06

Weighted average number of common shares outstanding:
Basic	119,651,271	105,388,118	94,910,818	86,482,927

Diluted	119,666,234	105,405,297	94,925,665	86,499,543

Note 21—Subsequent Events

Distributions Paid to Stockholders

Class A Shares

On January 2, 2019, the Company paid aggregate distributions of approximately $4,613,000 to Class A stockholders ($2,432,000 in cash and $2,181,000 in shares of the Company’s Class A common stock pursuant to the DRIP), which related to distributions declared for each day in the period from December 1, 2018 through December 31, 2018.

On February 1, 2019, the Company paid aggregate distributions of approximately $4,594,000 to Class A stockholders ($2,439,000 in cash and $2,155,000 in shares of the Company’s Class A common stock pursuant to the DRIP), which related to distributions declared for each day in the period from January 1, 2019 through January 31, 2019.

On March 1, 2019, the Company paid aggregate distributions of approximately $4,146,000 to Class A stockholders ($2,205,000 in cash and $1,941,000 in shares of the Company’s Class A common stock pursuant to the DRIP), which related to distributions declared for each day in the period from February 1, 2019 through February 28, 2019.

Class I Shares

On January 2, 2019, the Company paid aggregate distributions of approximately $698,000 to Class I stockholders ($404,000 in cash and $294,000 in shares of the Company’s Class I common stock pursuant to the DRIP), which related to distributions declared for each day in the period from December 1, 2018 through December 31, 2018.

On February 1, 2019, the Company paid aggregate distributions of approximately $696,000 to Class I stockholders ($404,000 in cash and $292,000 in shares of the Company’s Class I common stock pursuant to the DRIP), which related to distributions declared for each day in the period from January 1, 2019 through January 31, 2019.

On March 1, 2019, the Company paid aggregate distributions of approximately $628,000 to Class I stockholders ($365,000 in cash and $263,000 in shares of the Company’s Class I common stock pursuant to the DRIP), which related to distributions declared for each day in the period from February 1, 2019 through February 28, 2019.

Class T Shares

On January 2, 2019, the Company paid aggregate distributions of approximately $1,842,000 to Class T stockholders ($810,000 in cash and $1,032,000 in shares of the Company’s Class T common stock pursuant to the DRIP), which related to distributions declared for each day in the period from December 1, 2018 through December 31, 2018.

On February 1, 2019, the Company paid aggregate distributions of approximately $1,840,000 to Class T stockholders ($813,000 in cash and $1,027,000 in shares of the Company’s Class T common stock pursuant to the DRIP), which related to distributions declared for each day in the period from January 1, 2019 through January 31, 2019.

On March 1, 2019, the Company paid aggregate distributions of approximately $1,665,000 to Class T stockholders ($740,000 in cash and $925,000 in shares of the Company’s Class T common stock pursuant to the DRIP), which related to distributions declared for each day in the period from February 1, 2019 through February 28, 2019.

Class T2 Shares

On January 2, 2019, the Company paid aggregate distributions of approximately $164,000 to Class T2 stockholders ($69,000 in cash and $95,000 in shares of the Company’s Class T2 common stock pursuant to the DRIP), which related to distributions declared for each day in the period from December 1, 2018 through December 31, 2018.

On February 1, 2019, the Company paid aggregate distributions of approximately $165,000 to Class T2 stockholders ($70,000 in cash and $95,000 in shares of the Company’s Class T2 common stock pursuant to the DRIP), which related to distributions declared for each day in the period from January 1, 2019 through January 31, 2019.

On March 1, 2019, the Company paid aggregate distributions of approximately $149,000 to Class T2 stockholders ($63,000 in cash and $86,000 in shares of the Company’s Class T2 common stock pursuant to the DRIP), which related to distributions declared for each day in the period from February 1, 2019 through February 28, 2019.

Distributions Authorized

Class A Shares

On February 26, 2019, the board of directors of the Company approved and authorized a daily distribution to the Company’s Class A stockholders of record as of the close of business on each day of the period commencing on March 1, 2019 and ending on May 31, 2019. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001802170 per share of Class A common stock, which will be equal to an annualized distribution rate of 6.40%, assuming a purchase price of $10.278 per Class A share. The distributions declared for each record date in March 2019, April 2019 and May 2019 will be paid in April 2019, May 2019 and June 2019, respectively. The distributions will be payable to stockholders from legally available funds therefor.

Class I Shares

On February 26, 2019, the board of directors of the Company approved and authorized a daily distribution to the Company’s Class I stockholders of record as of the close of business on each day of the period commencing on March 1, 2019 and ending on May 31, 2019. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001802170 per share of Class I common stock, which will be equal to an annualized distribution rate of 7.04%, assuming a purchase price of $9.343 per Class I share. The distributions declared for each record date in March 2019, April 2019 and May 2019 will be paid in April 2019, May 2019 and June 2019, respectively. The distributions will be payable to stockholders from legally available funds therefor.

Class T Shares

On February 26, 2019, the board of directors of the Company approved and authorized a daily distribution to the Company’s Class T stockholders of record as of the close of business on each day of the period commencing on March 1, 2019 and ending on May 31, 2019. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001561644 per share of Class T common stock, which will be equal to an annualized distribution rate of 5.79%, assuming a purchase price of $9.840 per Class T share. The distributions declared for each record date in March 2019, April 2019 and May 2019 will be paid in April 2019, May 2019 and June 2019, respectively. The distributions will be payable to stockholders from legally available funds therefor.

Class T2 Shares

On February 26, 2019, the board of directors of the Company approved and authorized a daily distribution to the Company’s Class T2 stockholders of record as of the close of business on each day of the period commencing on March 1, 2019 and ending on May 31, 2019. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001561644 per share of Class T2 common stock, which will be equal to an annualized distribution rate of 5.82%, assuming a purchase price of $9.788 per Class T2 share. The distributions declared for each record date in March 2019, April 2019 and May 2019 will be paid in April 2019, May 2019 and June 2019, respectively. The distributions will be payable to stockholders from legally available funds therefor.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2018

(in thousands)

				Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2018
Property Description	Location	Encumbrances		Land	Buildings and Improvements		Land	Buildings and Improvements (b)	Total	Accumulated Depreciation (c)	Year Constructed	Date Acquired
Cy Fair Surgical Center	Houston, TX	$—	(a)	$762	$2,970	$106	$762	$3,076	$3,838	$448	1993	07/31/2014
Mercy Healthcare Facility	Cincinnati, OH	—	(a)	356	3,167	40	356	3,207	3,563	405	2001	10/29/2014
Winston-Salem, NC IMF	Winston-Salem, NC	—	(a)	684	4,903	—	684	4,903	5,587	590	2004	12/17/2014
New England Sinai Medical Center	Stoughton, MA	—	(a)	4,049	19,991	1,870	4,049	21,861	25,910	2,332	1967/1973(d)	12/23/2014
Baylor Surgical Hospital at Fort Worth	Fort Worth, TX	—	(a)	8,297	35,615	—	8,297	35,615	43,912	3,774	2014	12/31/2014
Baylor Surgical Hospital Integrated Medical Facility	Fort Worth, TX	—	(a)	367	1,587	164	367	1,751	2,118	318	2014	12/31/2014
Winter Haven Healthcare Facility	Winter Haven, FL	—		—	2,805	—	—	2,805	2,805	308	2009	01/27/2015
Heartland Rehabilitation Hospital	Overland Park, KS	—	(a)	1,558	20,549	—	1,558	20,549	22,107	2,093	2014	02/17/2015
Indianapolis Data Center	Indianapolis, IN	—	(a)	524	6,422	37	524	6,459	6,983	617	2000(e)	04/01/2015
Clarion IMF	Clarion, PA	—	(a)	462	5,377	—	462	5,377	5,839	644	2012	06/01/2015
Post Acute Webster Rehabilitation Hospital	Webster, TX	—	(a)	1,858	20,140	—	1,858	20,140	21,998	1,870	2015	06/05/2015
Eagan Data Center	Eagan, MN	—	(a)	768	5,037	—	768	5,037	5,805	550	1998(f)	06/29/2015
Houston Surgical Hospital and LTACH	Houston, TX	—	(a)	8,329	36,297	—	8,329	36,297	44,626	3,598	1950(g)	06/30/2015
KMO IMF—Cincinnati I	Cincinnati, OH	—	(a)	1,812	24,382	—	1,812	24,382	26,194	2,473	1959(h)	07/22/2015
KMO IMF—Cincinnati II	Cincinnati, OH	—	(a)	446	10,239	4	446	10,243	10,689	942	2014	07/22/2015
KMO IMF—Florence	Florence, KY	—	(a)	650	9,919	1	650	9,920	10,570	909	2014	07/22/2015
KMO IMF—Augusta	Augusta, ME	—	(a)	556	14,401	—	556	14,401	14,957	1,409	2010	07/22/2015

				Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2018
Property Description	Location	Encumbrances		Land	Buildings and Improvements		Land	Buildings and Improvements (b)	Total	Accumulated Depreciation (c)	Year Constructed	Date Acquired
KMO IMF—Oakland	Oakland, ME	—	(a)	229	5,416	—	229	5,416	5,645	573	2003	07/22/2015
Reading Surgical Hospital	Wyomissing, PA	—	(a)	1,504	20,193	—	1,504	20,193	21,697	1,887	2007	07/24/2015
Post Acute Warm Springs Specialty Hospital of Luling	Luling, TX	—	(a)	824	7,530	—	824	7,530	8,354	700	2002	07/30/2015
Minnetonka Data Center	Minnetonka, MN	—	(a)	2,085	15,099	205	2,085	15,304	17,389	1,807	1985	08/28/2015
Nebraska Healthcare Facility	Omaha, NE	—	(a)	1,259	9,796	—	1,259	9,796	11,055	826	2014	10/14/2015
Heritage Park—Sherman I	Sherman, TX	—	(a)	1,679	23,926	—	1,679	23,926	25,605	1,943	2005(i)	11/20/2015
Heritage Park—Sherman II	Sherman, TX	—	(a)	214	3,209	—	214	3,209	3,423	263	2005	11/20/2015
Baylor Surgery Center at Fort Worth	Fort Worth, TX	—	(a)	3,120	9,312	—	3,120	9,312	12,432	745	1998(j)	12/23/2015
HPI—Oklahoma City I	Oklahoma City, OK	22,500		4,626	30,509	—	4,626	30,509	35,135	2,520	1985(k)	12/29/2015
HPI—Oklahoma City II	Oklahoma City, OK	—	(a)	991	8,366	—	991	8,366	9,357	735	1994(l)	12/29/2015
Waco Data Center	Waco, TX	—	(a)	873	8,233	—	873	8,233	9,106	634	1956(m)	12/30/2015
HPI—Edmond	Edmond, OK	—	(a)	796	3,199	—	796	3,199	3,995	278	2002	01/20/2016
HPI—Oklahoma City III	Oklahoma City, OK	—	(a)	368	2,344	—	368	2,344	2,712	204	2007	01/27/2016
HPI—Oklahoma City IV	Oklahoma City, OK	—	(a)	452	1,081	—	452	1,081	1,533	97	2006	01/27/2016
Alpharetta Data Center III	Alpharetta, GA	—		3,395	11,081	25	3,395	11,106	14,501	885	1999	02/02/2016
Flint Data Center	Flint, MI	—	(a)	111	7,001	—	111	7,001	7,112	545	1987	02/02/2016
HPI—Newcastle	Newcastle, OK	—	(a)	412	1,173	—	412	1,173	1,585	102	1995(n)	02/03/2016
HPI—Oklahoma City V	Oklahoma City, OK	—	(a)	541	12,445	—	541	12,445	12,986	1,055	2008	02/11/2016
Vibra Rehabilitation Hospital	Rancho Mirage, CA	—		2,724	7,626	29,842	2,726	37,466	40,192	351	2018	03/01/2016
HPI—Oklahoma City VI	Oklahoma City, OK	—	(a)	896	3,684	—	896	3,684	4,580	312	2007	03/07/2016
Tennessee Data Center	Franklin, TN	—	(a)	6,624	10,971	135	6,624	11,106	17,730	836	2015	03/31/2016
HPI—Oklahoma City VII	Oklahoma City, OK	25,000		3,203	32,380	—	3,203	32,380	35,583	2,160	2016	06/22/2016
Post Acute Las Vegas Rehabilitation Hospital	Las Vegas, NV	—		2,614	639	22,089	2,895	22,447	25,342	617	2017	06/24/2016
Somerset Data Center	Somerset, NJ	—	(a)	906	10,466	—	906	10,466	11,372	769	1973(o)	06/29/2016

				Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2018
Property Description	Location	Encumbrances		Land	Buildings and Improvements		Land	Buildings and Improvements (b)	Total	Accumulated Depreciation (c)	Year Constructed	Date Acquired
Integris Lakeside Women’s Hospital	Oklahoma City, OK	—	(a)	2,002	15,384	—	2,002	15,384	17,386	1,012	1997 (p)	06/30/2016
AT&T Hawthorne Data Center	Hawthorne, CA	39,749		16,498	57,312	—	16,498	57,312	73,810	3,340	1963 (q)	09/27/2016
McLean I	McLean, VA	23,460		31,554	4,930	330	31,554	5,260	36,814	311	1966 (r)	10/17/2016
McLean II	McLean, VA	27,540		20,392	22,727	105	20,392	22,832	43,224	1,294	1991 (s)	10/17/2016
Select Medical Rehabilitation Facility	Marlton, NJ	31,790		—	57,154	5	—	57,159	57,159	3,038	1995	11/01/2016
Andover Data Center II	Andover, MA	—	(a)	6,566	28,072	511	6,566	28,583	35,149	1,695	2000	11/08/2016
Grand Rapids Healthcare Facility	Grand Rapids, MI	30,450		2,533	39,487	43	2,533	39,530	42,063	2,628	2008	12/07/2016
Corpus Christi Surgery Center	Corpus Christi, TX	—		975	4,963	462	1,002	5,398	6,400	296	1992	12/22/2016
Chicago Data Center II	Downers Grove, IL	—	(a)	1,329	29,940	(545)	1,358	29,366	30,724	1,528	1987(t)	12/28/2016
Blythewood Data Center	Blythewood, SC	—	(a)	612	17,714	27	634	17,719	18,353	909	1983	12/29/2016
Tempe Data Center	Tempe, AZ	—	(a)	2,997	11,991	92	2,997	12,083	15,080	613	1977(u)	01/26/2017
Aurora Healthcare Facility	Aurora, IL	—	(a)	973	9,632	—	973	9,632	10,605	466	2002	03/30/2017
Norwalk Data Center	Norwalk, CT	34,200		10,125	43,360	53	10,125	43,413	53,538	1,986	2013	03/30/2017
Texas Rehab—Austin	Austin, TX	20,881		1,368	32,039	—	1,368	32,039	33,407	1,545	2012	03/31/2017
Texas Rehab—Allen	Allen, TX	13,150		857	20,582	—	857	20,582	21,439	993	2007	03/31/2017
Texas Rehab—Beaumont	Beaumont, TX	5,869		946	8,372	—	946	8,372	9,318	406	1991	03/31/2017
Texas Rehab—San Antonio	San Antonio, TX	10,500		1,813	11,706	—	1,813	11,706	13,519	489	1985/1992	06/29/2017
Charlotte Data Center II	Charlotte, NC	—	(a)	372	17,131	2,917	372	20,048	20,420	717	1989(v)	05/15/2017
250 Williams Atlanta Data Center	Atlanta, GA	116,200		19,159	129,778	1,792	19,159	131,570	150,729	7,293	1989(w)	06/15/2017
Sunnyvale Data Center	Sunnyvale, CA	—	(a)	10,013	24,709	—	10,013	24,709	34,722	980	1992(x)	06/28/2017
Cincinnati Data Center	Cincinnati, OH	—	(a)	1,556	8,966	—	1,556	8,966	10,522	386	1985(y)	06/30/2017
Silverdale Healthcare Facility	Silverdale, WA	—	(a)	1,530	7,506	15	1,530	7,521	9,051	314	2005	08/25/2017
Silverdale Healthcare Facility II	Silverdale, WA	—	(a)	1,542	4,981	—	1,542	4,981	6,523	216	2007	09/20/2017

				Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2018
Property Description	Location	Encumbrances		Land	Buildings and Improvements		Land	Buildings and Improvements (b)	Total	Accumulated Depreciation (c)	Year Constructed	Date Acquired
King of Prussia Data Center	King of Prussia, PA	12,239		1,015	17,413	—	1,015	17,413	18,428	581	1960 (z)	09/28/2017
Tempe Data Center II	Tempe, AZ	—	(a)	—	15,803	—	—	15,803	15,803	534	1998	09/29/2017
Houston Data Center	Houston, TX	48,607		10,082	101,051	—	10,082	101,051	111,133	2,884	2013	11/16/2017
Saginaw Healthcare Facility	Saginaw, MI	—	(a)	1,251	15,878	—	1,251	15,878	17,129	586	2002	12/21/2017
Elgin Data Center	Elgin, IL	5,651		1,067	7,861	(421)	1,067	7,440	8,507	210	2000	12/22/2017
Oklahoma City Data Center	Oklahoma City, OK	—	(a)	1,868	44,253	—	1,868	44,253	46,121	1,185	2008/2016	12/27/2017
Rancho Cordova Data Center I	Rancho Cordova, CA	—	(a)	1,760	32,109	—	1,760	32,109	33,869	647	1982(aa)	03/14/2018
Rancho Cordova Data Center II	Rancho Cordova, CA	—	(a)	1,943	10,340	—	1,943	10,340	12,283	213	1984(ab)	03/14/2018
Carrollton Healthcare Facility	Carrollton, TX	—	(a)	1,995	5,870	—	1,995	5,870	7,865	115	2015	04/27/2018
Oceans Katy Behavioral Health Hospital	Katy, TX	—	(a)	1,443	12,114	—	1,443	12,114	13,557	170	2015	06/08/2018
San Jose Data Center	San Jose, CA	—	(a)	12,205	34,309	—	12,205	34,309	46,514	477	1999(ac)	06/13/2018
Indianola Healthcare I	Indianola, IA	—	(a)	330	5,698	—	330	5,698	6,028	45	2014	09/26/2018
Indianola Healthcare II	Indianola, IA	—	(a)	709	6,061	—	709	6,061	6,770	50	2011	09/26/2018
Canton Data Center	Canton, OH	—	(a)	345	8,268	—	345	8,268	8,613	45	2008	10/03/2018
Benton Healthcare I (Benton)	Benton, AR	—	(a)	—	19,048	—	—	19,048	19,048	108	1992/1999	10/17/2018
Benton Healthcare II (Bryant)	Bryant, AR	—	(a)	930	3,539	—	930	3,539	4,469	22	1995	10/17/2018
Benton Healthcare III (Benton)	Benton, AR	—	(a)	—	1,647	—	—	1,647	1,647	10	1983	10/17/2018
Benton Healthcare IV (Hot Springs)	Hot Springs, AR	—	(a)	384	2,077	—	384	2,077	2,461	13	2009	10/17/2018
Clive Healthcare Facility	Clive, IA	—	(a)	336	22,332	—	336	22,332	22,668	87	2008	11/26/2018
Valdosta Healthcare I	Valdosta, GA	—	(a)	659	5,626	—	659	5,626	6,285	22	2004	11/28/2018
Valdosta Healthcare II	Valdosta, GA	—	(a)	471	2,780	—	471	2,780	3,251	11	1992	11/28/2018

		$467,786		$246,429	$1,451,993	$59,904	$246,790	$1,511,536	$1,758,326	$84,594

(a)

Property collateralized under the secured credit facility. As of December 31, 2018, 64 commercial properties were collateralized under the secured credit facility and the Company had $355,000,000 aggregate principal amount outstanding thereunder.

(b)	The aggregated cost for federal income tax purposes is approximately $1,641,512,000 (unaudited).
(c)

The Company’s assets are depreciated or amortized using the straight-line method over the useful lives of the assets by class. Generally, buildings and improvements are depreciated over 15-40 years and tenant improvements are depreciated over the shorter of lease term or expected useful life.

(d)	The New England Sinai Medical Center consists of two buildings and was renovated beginning in 1997.
(e)	The Indianapolis Data Center was renovated in 2014.
(f)	The Eagan Data Center was renovated in 2015.
(g)	Houston Surgical Hospital and LTACH was renovated in 2005 and 2008.
(h)	KMO IMF—Cincinnati I was renovated in 1970 and 2013.
(i)	Heritage Park—Sherman I was renovated in 2010.
(j)	Baylor Surgery Center at Fort Worth was renovated in 2007 and 2015.
(k)	HPI—Oklahoma City I was renovated in 1998 and 2003.
(l)	HPI—Oklahoma City II was renovated in 1999.
(m)	The Waco Data Center was renovated in 2009.
(n)	HPI—Newcastle was renovated in 1999.
(o)	The Somerset Data Center was renovated in 2006.
(p)	The Integris Lakeside Women’s Hospital was renovated in 2008.
(q)	The AT&T Hawthorne Data Center was renovated in 1983 and 2001.
(r)	McLean I was renovated in 1998.
(s)	McLean II was renovated in 1998.
(t)	The Chicago Data Center II was renovated in 2016.
(u)	The Tempe Data Center was renovated in 1983, 2008 and 2011.
(v)	The Charlotte Data Center II was renovated in 2016.
(w)	The 250 Williams Atlanta Data Center was renovated in 2007.
(x)	The Sunnyvale Data Center was renovated in 1998.
(y)	The Cincinnati Data Center was renovated in 2001.
(z)	The King of Prussia Data Center was renovated in 1997.
(aa)	The Rancho Cordova Data Center I was renovated in 2008 and 2010.
(bb)	The Rancho Cordova Data Center II was renovated in 2012.
(cc)	The San Jose Data Center was renovated in 2005.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

(CONTINUED)

December 31, 2018

(in thousands)

	2018	2017	2016
Real Estate
Balance at beginning of year	$1,551,194	$915,521	$415,776
Additions:
Acquisitions	195,328	601,546	487,276
Improvements	11,804	34,127	12,469

Balance at end of year	$1,758,326	$1,551,194	$915,521

Accumulated Depreciation
Balance at beginning of year	$(45,789)	$(18,521)	$(5,262)
Depreciation	(38,805)	(27,268)	(13,259)

Balance at end of year	$(84,594)	$(45,789)	$(18,521)

EXHIBIT INDEX

Pursuant to Item 601(a)(2) of Regulation S-K, this Exhibit Index immediately precedes the signature page.

The following exhibits are included, or incorporated by reference, in this Annual Report on Form 10-K for the year ended December 31, 2018 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No:

3.1	Second Articles of Amendment and Restatement of Carter Validus Mission Critical REIT II, Inc. (included as Exhibit 3.1 to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-11 (File No. 333-191706) filed June 12, 2014, and incorporated herein by reference).

3.2	Amended and Restated Bylaws of Carter Validus Mission Critical REIT II, Inc. (included as Exhibit 3.2 to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-11 (File No. 333-191706) filed May 9, 2014, and incorporated herein by reference).

3.3	Articles Supplementary of Carter Validus Mission Critical REIT II, Inc., filed on January 13, 2017 (included as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on January 18, 2017, and incorporated herein by reference).

3.4	Articles Supplementary of Carter Validus Mission Critical REIT II, Inc., filed on June 2, 2017 (included as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 6, 2017, and incorporated herein by reference.

3.5	Articles of Amendment of Carter Validus Mission Critical REIT II, Inc., filed on August 18, 2017 (included as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on August 22, 2017, and incorporated herein by reference).

3.6	Certificate of Correction to the Articles Supplementary of Carter Validus Mission Critical REIT II, Inc. (included as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on July 2, 2018, and incorporated herein by reference).

4.1	Subscription Agreement and Subscription Agreement Signature Page (included as Appendix B to the prospectus, incorporated by reference to the Registrant’s final prospectus filed pursuant to Rule 424(b)(3), filed on November 27, 2017 (File No. 333-217579)).

4.2	Additional Subscription Agreement and Subscription Agreement Signature Page (included as Appendix C to the prospectus. incorporated by reference to the Registrant’s final prospectus filed pursuant to Rule 424(b)(3), filed on November 27. 2017 (File No. 333-217579)).

4.3	Automatic Purchase Program Enrollment Form (included as Appendix D to the prospectus, incorporated by reference to the Registrant’s final prospectus filed pursuant to Rule 424(b)(3), filed on November 27, 2017, and incorporated herein by reference).

4.4	Third Amended and Restated Distribution Reinvestment Plan (included as Appendix E to the prospectus attached to Post-Effective Amendment No. 11 to the Registrant’s Registration Statement on Form S-11 (File No. 333-191706) filed on January 20, 2017, and incorporated herein by reference).

4.5	Fourth Amended and Restated Distribution Reinvestment Plan (included in the prospectus that is part of the Registrant’s Registration Statement on Form S-3 (File No. 333-220940), filed on December 6, 2017, and incorporated herein by reference).

4.6	Form of Multi-Product Subscription Agreement (included as Appendix F to the prospectus, incorporated by reference to the Registrant’s final prospectus filed pursuant to Rule 424(b)(3), filed on February 10, 2017 (File No. 333-191706)).

10.1	Carter Validus Mission Critical REIT II, Inc. 2014 Restricted Share Plan (included as Exhibit 10.5 to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form S-11 (File No. 333-191706) filed March 27, 2014, and incorporated herein by reference).

Exhibit No:

10.2	Form of Restricted Stock Award Agreement (included as Exhibit 10.6 to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form S-11 (File No. 333-191706) filed March 27, 2014, and incorporated herein by reference).

10.3	Amended and Restated Advisory Agreement by and between Carter Validus Mission Critical REIT II, Inc. and Carter Validus Advisors II, LLC, dated June 10, 2014 (included as Exhibit 10.2 to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-11 (File No. 333-191706) filed June 12, 2014, and incorporated herein by reference).

10.4	Management Agreement, by and between Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP and Carter Validus Real Estate Management Services II, LLC, dated May 19, 2014 (included as Exhibit 10.3 to Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form S-11 (File No. 333-191706) filed May 20, 2014, and incorporated herein by reference).

10.5	Amended and Restated Agreement of Limited Partnership of Carter Validus Operating Partnership II, LP, dated June 10, 2014 (included as Exhibit 10.4 to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-11 (File No. 333-191706) filed June 12, 2014, and incorporated herein by reference).

10.6	Credit Agreement by and among Carter Validus Operating Partnership II, LP, as borrower, KeyBank National Association, the other lenders which are parties to this agreement and other lenders that may become parties to this agreement, KeyBank National Association, as agent, and KeyBanc Capital Markets, as sole lead arranger and sole book runner, dated July 31, 2014 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on August 6, 2014, and incorporated herein by reference).

10.7	Unconditional Guaranty of Payment and Performance from Carter Validus Mission Critical REIT II, Inc., et al. for the benefit of KeyBank National Association, dated July 31, 2014 (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on August 6, 2014, and incorporated herein by reference).

10.8	Indemnity Agreement Regarding Hazardous Materials by and among Carter Validus Operating Partnership II, LP, Carter Validus Mission Critical REIT II, Inc., and HC-11250 Fallbrook Drive, LLC for the benefit of KeyBank National Association, dated July 31, 2014 (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on August 6, 2014, and incorporated herein by reference).

10.9	Deed of Trust, Security Agreement and Assignment of Leases and Rents from HC-11250 Fallbrook Drive, LLC, as guarantor, to Hugh C. Talton, II, as trustee, for the benefit of KeyBank National Association, dated July 31, 2014 (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on August 6, 2014, and incorporated herein by reference).

10.10	Swing Loan Note from Carter Validus Operating Partnership II, LP to KeyBank National Association, dated July 31, 2014 (included as Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on August 6, 2014, and incorporated herein by reference).

10.11	Revolving Credit Note from Carter Validus Operating Partnership II, LP to KeyBank National Association, dated July 31, 2014 (included as Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on August 6, 2014, and incorporated herein by reference).

10.12	Contribution Agreement by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP, and the other guarantors as identified therein, dated July 31, 2014 (included as Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on August 6, 2014, and incorporated herein by reference).

Exhibit No:

10.13	First Amended and Restated Credit Agreement by and among Carter Validus Operating Partnership II, LP, as Borrower, KeyBank National Association, the other lenders which are parties to this agreement and other lenders that may become parties to this agreement, KeyBank National Association, as Agent, Capital One, National Association and SunTrust Bank, as Co-Syndication Agents and KeyBanc Capital Markets, Inc., Capital One, National Association and SunTrust Robinson Humphrey, Inc., as joint lead arrangers and joint book runners, dated December 17, 2014 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on December 23, 2014, and incorporated herein by reference).

10.14	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to KeyBank National Association, the Payee, dated December 17, 2014 (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on December 23, 2014, and incorporated herein by reference).

10.15	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Capital One, National Association, the Payee, dated December 17, 2014 (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on December 23, 2014, and incorporated herein by reference).

10.16	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to SunTrust Bank, N.A., the Payee, dated December 17, 2014 (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on December 23, 2014, and incorporated herein by reference).

10.17	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Texas Capital Bank, N.A., the Payee, dated December 17, 2014 (included as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on December 23, 2014, and incorporated herein by reference).

10.18	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Cadence Bank, N.A., the Payee, dated December 17, 2014 (included as Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on December 23, 2014, and incorporated herein by reference).

10.19	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Synovus Bank, the Payee, dated December 17, 2014 (included as Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on December 23, 2014, and incorporated herein by reference).

10.20	Amended and Restated Swing Loan Note from Carter Validus Operating Partnership II, LP, the Maker, to KeyBank National Association, the Payee, dated December 17, 2014 (included as Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on December 23, 2014, and incorporated herein by reference).

10.21	First Amended and Restated Contribution Agreement by and among Carter Validus Operating Partnership II, LP, the Borrower, Carter Validus Mission Critical REIT II, Inc. and its Subsidiary Guarantors, collectively the Initial Guarantors, and each additional guarantor that may hereafter become a party to this agreement, dated December 17, 2014 (included as Exhibit 10.9 to the Registrant’s Current Report Form 8-K (File No. 333-191706) filed on December 23, 2014, and incorporated herein by reference).

10.22	First Amended and Restated Unconditional Guaranty of Payment and Performance from Carter Validus Mission Critical REIT II, Inc., et al. for the benefit of KeyBank National Association dated December 17, 2014 (included as Exhibit 10.10 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on December 23, 2014, and incorporated herein by reference).

Exhibit No:

10.23	Collateral Assignment of Interests by Carter Validus Operating Partnership II, LP, the Assignor, to KeyBank National Association, as Agent, dated December 17, 2014 (included as Exhibit 10.11 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on December 23, 2014, and incorporated herein by reference).

10.24	Joinder Agreement by HCII-150 YORK STREET, LLC to KeyBank National Association, as Agent, dated December 23, 2014 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on December 30, 2014, and incorporated herein by reference).

10.25	Joinder Agreement, dated December 31, 2014, by HCII-1800 PARK PLACE AVENUE, LLC to KeyBank National Association, as Agent (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on January 7, 2015, and incorporated herein by reference).

10.26	Joinder Agreement, dated February 17, 2015, by HCII-5100 INDIAN CREEK PARKWAY, LLC to KeyBank National Association, as Agent (included as Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on February 23, 2015, and incorporated herein by reference).

10.27	Joinder Agreement, dated April 1, 2015, by DCII-505 W. MERRILL STREET, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on April 7, 2015, and incorporated herein by reference).

10.28	Purchase Agreement, dated April 24, 2015, by and between Tegra Reading Medical Associates, LLC and HCII-2752 Century Boulevard PA, LP (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on April 30, 2015, and incorporated herein by reference).

10.29	First Amendment to Management Agreement by and between Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP and Carter Validus Real Estate Management Services II, LLC, dated May 7, 2015 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 13, 2015, and incorporated herein by reference).

10.30	Joinder Agreement, dated June 1, 2015, by HCII-30 PINNACLE DRIVE, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 4, 2015, and incorporated herein by reference).

10.31	Joinder Agreement, dated June 1, 2015, by HCII-30 PINNACLE DRIVE PA, LP to KeyBank National Association, as Agent (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 4, 2015, and incorporated herein by reference).

10.32	Purchase Agreement, dated April 30, 2014, by and between Webster Rehab, LP and Carter Validus Properties, LLC (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 11, 2015, and incorporated herein by reference).

10.33	Amendment to Purchase Agreement, dated May 8, 2014, by and between Webster Rehab, LP and Carter Validus Properties, LLC (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 11, 2015, and incorporated herein by reference).

10.34	Assignment of Purchase Agreement, dated October 13, 2014, by and between Webster Rehab, LP, Carter Validus Properties, LLC and Carter Validus Properties II, LLC (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 11, 2015, and incorporated herein by reference).

10.35	Assignment of Purchase Agreement, dated June 5, 2015, by and between Carter Validus Properties II, LLC and HCII-110 EAST MEDICAL CENTER BLVD., LLC (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 11, 2015, and incorporated herein by reference).

Exhibit No:

10.36	Joinder Agreement, dated June 12, 2015, by HCII-110 EAST MEDICAL CENTER BLVD., LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 16, 2015, and incorporated herein by reference).

10.37	Joinder Agreement, dated July 22, 2015, by HCII-15 ENTERPRISE DRIVE, LLC, HCII-68 CAVALIER BOULEVARD, LLC, HCII-107 FIRST PARK DRIVE, LLC, HCII-3590 LUCILLE DRIVE, LLC, HCII-237 WILLIAM HOWARD TAFT ROAD, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on July 28, 2015, and incorporated herein by reference).

10.38	Joinder Agreement, dated July 24, 2015, by HCII-2752 CENTURY BOULEVARD, LLC to KeyBank National Association, as Agent (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on July 28, 2015, and incorporated herein by reference).

10.39	Joinder Agreement, dated July 24, 2015, by HCII-2752 CENTURY BOULEVARD PA, LP to KeyBank National Association, as Agent (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on July 28, 2015, and incorporated herein by reference).

10.40	Joinder Agreement, dated August 19, 2015, by HCII-200 MEMORIAL DRIVE, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on August 21, 2015, and incorporated herein by reference).

10.41	Joinder Agreement, dated August 28, 2015, by DCII-5400-5510 FELTL ROAD, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on September 1, 2015, and incorporated herein by reference).

10.42	Joinder Agreement, dated August 31, 2015, by HCII-2001 HERMANN DRIVE, LLC to KeyBank National Association, as Agent (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on September 1, 2015, and incorporated herein by reference).

10.43	Joinder Agreement by HCII-1131 PAPILLION PARKWAY, LLC to KeyBank National Association, as Agent, dated October 14, 2015 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 20, 2015 and incorporated herein by reference).

10.44	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to KeyBank National Association, the Payee, dated December 22, 2015 (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.45	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to SunTrust Bank, the Payee, dated December 22, 2015 (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.46	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Capital One, National Association, the Payee, dated December 22, 2015 (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.47	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Texas Capital Bank, N.A., the Payee, dated December 22, 2015 (included as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.48	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Cadence Bank, N.A., the Payee, dated December 22, 2015 (included as Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

Exhibit No:

10.49	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Synovus Bank, the Payee, dated December 22, 2015 (included as Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.50	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Woodforest National Bank, the Payee, dated December 22, 2015 (included as Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.51	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Renasant Bank, the Payee, dated December 22, 2015 (included as Exhibit 10.9 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.52	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to USAmeribank, the Payee, dated December 22, 2015 (included as Exhibit 10.10 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.53	Term Loan Note from Carter Validus Operating Partnership II, LP, the Maker, to KeyBank National Association, the Payee, dated December 22, 2015 (included as Exhibit 10.11 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.54	Term Loan Note from Carter Validus Operating Partnership II, LP, the Maker, to SunTrust Bank, the Payee, dated December 22, 2015 (included as Exhibit 10.12 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.55	Term Loan Note from Carter Validus Operating Partnership II, LP, the Maker, to Capital One, National Association, the Payee, dated December 22, 2015 (included as Exhibit 10.13 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.56	Term Loan Note from Carter Validus Operating Partnership II, LP, the Maker, to Texas Capital Bank, N.A., the Payee, dated December 22, 2015 (included as Exhibit 10.14 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.57	Term Loan Note from Carter Validus Operating Partnership II, LP, the Maker, to Cadence Bank, N.A., the Payee, dated December 22, 2015 (included as Exhibit 10.15 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.58	Term Loan Note from Carter Validus Operating Partnership II, LP, the Maker, to Synovus Bank, the Payee, dated December 22, 2015 (included as Exhibit 10.16 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.59	Term Loan Note from Carter Validus Operating Partnership II, LP, the Maker, to Woodforest National Bank, the Payee, dated December 22, 2015 (included as Exhibit 10.17 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.60	Term Loan Note from Carter Validus Operating Partnership II, LP, the Maker, to Renasant Bank, the Payee, dated December 22, 2015 (included as Exhibit 10.18 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

Exhibit No:

10.61	Term Loan Note from Carter Validus Operating Partnership II, LP, the Maker, to USAmeribank, the Payee, dated December 22, 2015 (included as Exhibit 10.19 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.62	Second Amended and Restated Contribution Agreement by and among Carter Validus Operating Partnership II, LP, the Borrower, Carter Validus Mission Critical REIT II, Inc. and its Subsidiary Guarantors, collectively the Initial Guarantors, and each additional guarantor that may hereafter become a party to this agreement, dated December 22, 2015 (included as Exhibit 10.20 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.63	Second Amended and Restated Unconditional Guaranty of Payment and Performance from Carter Validus Mission Critical REIT II, Inc., et al for the benefit of KeyBank National Association dated December 22, 2015 (included as Exhibit 10.21 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.64	Amendment to Collateral Assignment of Interests by Carter Validus Operating Partnership II, LP, the Assignor, to KeyBank National Association, as Agent, dated December 22, 2015 (included as Exhibit 10.22 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.65	First Amendment to the Amended and Restated Agreement of Limited Partnership of Carter Validus Operating Partnership II, LP and Carter Validus Real Estate Management Services II, LLC, dated December 28, 2015 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 30, 2015 and incorporated herein by reference).

10.66	Joinder Agreement, dated June 1, 2016, by HCII HPI-3115 SW 89TH STREET, LLC, DCII-5225 EXCHANGE DRIVE, LLC and DCII-3255 NEIL ARMSTRONG BOULEVARD, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 3, 2016 and incorporated herein by reference).

10.67	Joinder Agreement, dated September 23, 2016, by DCII-200 CAMPUS DRIVE, LLC and HCII-11200 NORTH PORTLAND AVENUE, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on September 28, 2016 and incorporated herein by reference).

10.68	Third Amendment to Dealer Manager Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Advisors II, LLC and SC Distributors, LLC, dated September 30, 2016 (included as Exhibit 1.5 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on September 30, 2016 and incorporated herein by reference).

10.69	Form of Indemnification Agreement entered into by and between Carter Validus Mission Critical REIT II, Inc. and each of the following persons as of September 30, 2016: John E. Carter, Michael A. Seton, Todd M. Sakow, Lisa Drummond, Robert M. Winslow, Jonathan Kuchin, Randall Greene and Ronald Rayevich (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on September 30, 2016 and incorporated herein by reference).

10.70	First Amendment to Second Amended and Restated Credit Agreement and Amendment to Other Loan Documents, by and among Carter Validus Operating Partnership II, LP, as Borrower, Carter Validus Mission Critical REIT II, Inc., KeyBank National Association, the guarantors and other lenders party thereto, and KeyBank National Association, as Agent, dated September 30, 2016 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 4, 2016 and incorporated herein by reference).

10.71	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to KeyBank National Association, the Payee, dated September 30, 2016 (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 4, 2016 and incorporated herein by reference).

Exhibit No:

10.72	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to SunTrust Bank, the Payee, dated September 30, 2016 (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 4, 2016 and incorporated herein by reference).

10.73	Term Loan Note from Carter Validus Operating Partnership II, LP, the Maker, to KeyBank National Association, the Payee, dated September 30, 2016 (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 4, 2016 and incorporated herein by reference).

10.74	Term Loan Note from Carter Validus Operating Partnership II, LP, the Maker, to SunTrust Bank, the Payee, dated September 30, 2016 (included as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 4, 2016 and incorporated herein by reference).

10.75	Fourth Amendment to the Amended and Restated Dealer Manager Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Advisors II, LLC and SC Distributors, LLC, dated October 17, 2016 (included as Exhibit 1.6 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 18, 2016 and incorporated herein by reference).

10.76	Joinder Agreement, dated November 8, 2016, by DCII-400 MINUTEMAN ROAD, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on November 15, 2016 and incorporated herein by reference).

10.77	Commitment Increase Letter, by and among Carter Validus Operating Partnership II, LP, as Borrower, Carter Validus Mission Critical REIT II, Inc., KeyBank National Association, the guarantors and other lenders party thereto, and KeyBank National Association, as Agent, dated December 6, 2016 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 12, 2016 and incorporated herein by reference).

10.78	Fifth Amendment to the Amended and Restated Dealer Manager Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Advisors II, LLC and SC Distributors, LLC, dated February 9, 2017 (included as Exhibit 1.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on February 10, 2017 and incorporated herein by reference).

10.79	Second Amendment to the Amended and Restated Agreement of Limited Partnership of Carter Validus Operating Partnership II, LP, dated February 9, 2017 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on February 10, 2017 and incorporated herein by reference).

10.80	Joinder Agreement, dated February 28, 2017, by DCII-1501 OPUS PLACE, LLC, DCII-10309 WILSON BLVD., LLC, DCII-2601 W. BROADWAY ROAD, LLC, C&Y PARTNERS, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on March 6, 2017, and incorporated herein by reference).

10.81	Amendment to Collateral Assignment of Interests, dated February 28, 2017, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Agreement (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on March 6, 2017, and incorporated herein by reference).

10.82	Joinder Agreement, dated March 30, 2017, by HCII-2111 OGDEN AVENUE, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on April 4, 2017, and incorporated herein by reference).

Exhibit No:

10.83	Amendment to Collateral Assignment of Interests, dated March 30, 2017, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on April 4, 2017, and incorporated herein by reference).

10.84	Joinder Agreement, dated May 15, 2017, by DCII-1400 CROSSBEAM DRIVE, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 17, 2017, and incorporated herein by reference).

10.85	Joinder Agreement, dated May 15, 2017, by DCII-1400 CROSSBEAM DR., LP to KeyBank National Association, as Agent (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 17, 2017, and incorporated herein by reference).

10.86	Amendment to Collateral Assignment of Interests, dated May 15, 2017, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Agreement (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 17, 2017, and incorporated herein by reference).

10.87	Sixth Amendment to Amended and Restated Dealer Manager Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Advisors II, LLC, and SC Distributors, LLC, dated May 26, 2017 (included as Exhibit 1.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 30, 2017, and incorporated herein by reference).

10.88	Purchase and Sale Agreement, dated April 19, 2017, between 250 Williams Street LLC and Carter Validus Properties II, LLC (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2017, and incorporated herein by reference).

10.89	Assignment of Purchase Agreement, dated June 15, 2017, between Carter Validus Properties II, LLC, as Assignor, and DCII-250 Williams Street NW, LLC, as Assignee (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2017, and incorporated herein by reference).

10.90	Assignment and Assumption of Leases, dated June 15, 2017, between 250 Williams Street LLC, as assignor an DCII-250 Williams street NW, LLC, as Assignee (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2017, and incorporated herein by reference).

10.91	Loan Agreement, dated June 15, 2017, made by and between DCII-250 Williams Street NW, LLC, and KeyBank National Association (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2017, and incorporated herein by reference).

10.92	Fee and Leasehold Deed to Secure Debt, Assignment of Leases and Rents, Security Agreement and Fixture Filing, made by DCII-250 Williams Street NW, LLC for the benefit of KeyBank National Association, dated June 15, 2017 (included as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2017, and incorporated herein by reference).

10.93	Guaranty Agreement made by Carter Validus Operating Partnership II, LP, for the benefit of KeyBank National Association, dated June 15, 2017 (included as Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2017, and incorporated herein by reference).

10.94	Assignment of Leases and Rents made by DCII-250 Williams Street NW, LLC, for the benefit of KeyBank National Association, dated June 15, 2017 (included as Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2017, and incorporated herein by reference).

Exhibit No:

10.95	Environmental Indemnity Agreement entered into by DCII-250 Williams Street NW, LLC and Carter Validus Operating Partnership, in favor of KeyBank National Association, dated June 15, 2017 (included as Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2017, and incorporated herein by reference).

10.96	Promissory Note entered into by DCII-250 Williams Street NW, LLC in favor of KeyBank National Association, dated June 15, 2017 (included as Exhibit 10.9 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2017, and incorporated herein by reference).

10.97	Joinder Agreement, dated June 28, 2017, by DCII-1400 KIFER ROAD, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on July 5, 2017, and incorporated herein by reference).

10.98	Amendment to Collateral Assignment of Interests, dated June 28, 2017, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Agreement (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on July 5, 2017, and incorporated herein by reference).

10.99	Joinder Agreement, dated September 20, 2017, by HCII-4409 NW ANDERSON HILL ROAD, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on September 22, 2017, and incorporated herein by reference).

10.100	Amendment to Collateral Assignment of Interests, dated September 20, 2017, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Agreement (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on September 22, 2017, and incorporated herein by reference).

10.101	Joinder Agreement, dated September 29, 2017, by DCII-2005 EAST TECHNOLOGY CIRCLE, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 3, 2017, and incorporated herein by reference).

10.102	Amendment to Collateral Assignment of Interests, dated September 29, 2017, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Agreement (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 3, 2017, and incorporated herein by reference).

10.103	Second Amendment to Second Amended and Restated Credit Agreement, by and among Carter Validus Operating Partnership II, LP, as Borrower, Carter Validus Mission Critical REIT II, Inc, KeyBank National Association, the guarantors and other lenders party thereto, and KeyBank National Association, as Agent, dated October 6, 2017 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 10, 2017, and incorporated herein by reference).

10.104	Seventh Amendment to Amended and Restated Dealer Manager Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Advisors II, LLC, and SC Distributors, LLC, dated November 8, 2017 (included as Exhibit 10.8 to the Registrant’s Quarterly Report on Form 10-Q (File No. 000-55435) filed on November 9, 2017, and incorporated herein by reference).

10.105	Joinder Agreement, dated December 21, 2017, by HCII-1015 S. WASHINGTON AVENUE, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 22, 2017, and incorporated herein by reference).

Exhibit No:

10.106	Amendment to Collateral Assignments of Interests, dated December 21, 2017, by and between Carter Validus Operating Partnership II, LP, as Assignor, an KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Agreement (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 22, 2017, and incorporated herein by reference).

10.107	Eighth Amendment to Amended and Restated Dealer Manager Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Advisors II, LLC, and SC Distributors, LLC, dated February 21, 2018 (included as Exhibit 1.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on February 21, 2018, and incorporated herein by reference).

10.108	Third Amendment to Amended and Restated Limited Partnership Agreement of Carter Validus Operating Partnership II, LP, dated February 21, 2018 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on February 21, 2018, and incorporated herein by reference).

10.109	Ninth Amendment to Amended and Restated Dealer Manager Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Advisors II, LLC, and SC Distributors, LLC, dated March 12, 2018 (included as Exhibit 1.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on March 13, 2018, and incorporated herein by reference).

10.110	Joinder Agreement, dated March 14, 2018, by DCPII-SAC-3065 GOLD CAMP DRIVE, LLC and DCPII-SAC-11085 SUN CENTER DRIVE, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on March 16, 2018, and incorporated herein by reference).

10.111	Amendment to Collateral Assignment of Interests, dated March 14, 2018, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Agreement (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on March 16, 2018, and incorporated herein by reference).

10.112	Joinder Agreement, dated April 5, 2018, by DCPII-4121 PERIMETER CENTER PLACE, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on April 9, 2018, and incorporated herein by reference).

10.113	Amendment to Collateral Assignment of Interests, dated April 5, 2018, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Agreement (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on April 9, 2018, and incorporated herein by reference).

10.114	Third Amended and Restated Credit Facility Agreement, dated April 27, 2018 by and among Carter Validus Operating Partnership II, LP, as Borrower, KeyBank National Association, the other lenders which are parties to this agreement and other lenders that may become parties to this agreement, KeyBank National Association, as Agent, and Capital One, National Association, Compass Bank and SunTrust Bank, as Co-Syndication Agents and KeyBanc Capital Markets, Inc., BBVA Compass Bancshares, Inc., Capital One, National Association and SunTrust Robinson Humphrey, Inc., as Joint Lead Arrangers and KeyBanc Capital Markets, Inc., as Sole Bookrunner and Fifth Third Bank and Hancock Bank, as Co-Documentation Agents (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

Exhibit No:

10.115	Third Amended and Restated Contribution Agreement, dated April 27, 2018 by and among Carter Validus Operating Partnership II, LP, the Borrower, Carter Validus Mission Critical REIT II, Inc. and its Subsidiary Guarantors, collectively the Initial Guarantors, and each additional guarantor that may hereafter become a party to this agreement (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.116	Third Amended and Restated Unconditional Guaranty of Payment and Performance, dated April 27, 2018, from Carter Validus Mission Critical REIT II, Inc., et al for the benefit of KeyBank National Association (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.117	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to American Momentum Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.118	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Cadence Bank, N.A., the Payee, dated April 27, 2018 (included as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.119	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Capital One, National Association, the Payee, dated April 27, 2018 (included as Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.120	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Compass Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.121	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Eastern Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.122	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Fifth Third Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.9 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.123	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to First Tennessee Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.10 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.124	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to KeyBank, National Association, the Payee, dated April 27, 2018 (included as Exhibit 10.11 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.125	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Mega International Commercial Bank Co., LTD, the Payee, dated April 27, 2018 (included as Exhibit 10.12 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

Exhibit No:

10.126	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Providence Bank dba Premier Bank Texas, the Payee, dated April 27, 2018 (included as Exhibit 10.13 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.127	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Renasant Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.14 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.128	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to SunTrust Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.15 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.129	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Synovus Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.16 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.130	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Texas Capital Bank, N.A., the Payee, dated April 27, 2018 (included as Exhibit 10.17 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.131	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to United Community Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.18 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.132	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Valley National Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.19 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.133	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Whitney Bank dba Hancock Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.20 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.134	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Woodforest National Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.21 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.135	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to American Momentum Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.22 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.136	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Cadence Bank, N.A., the Payee, dated April 27, 2018 (included as Exhibit 10.23 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.137	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Capital One, National Association, the Payee, dated April 27, 2018 (included as Exhibit 10.24 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

Exhibit No:

10.138	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Compass Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.25 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.139	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Eastern Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.26 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.140	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Fifth Third Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.27 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.141	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to First Tennessee Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.28 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.142	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to KeyBank, National Association, the Payee, dated April 27, 2018 (included as Exhibit 10.29 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.143	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Mega International Commercial Bank Co., LTD, the Payee, dated April 27, 2018 (included as Exhibit 10.30 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.144	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Providence Bank dba Premier Bank Texas, the Payee, dated April 27, 2018 (included as Exhibit 10.31 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.145	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Renasant Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.32 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.146	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to SunTrust Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.33 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.147	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Synovus Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.34 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.148	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Texas Capital Bank, N.A., the Payee, dated April 27, 2018 (included as Exhibit 10.35 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.149	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to United Community Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.36 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

Exhibit No:

10.150	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Valley National Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.37 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.151	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Whitney Bank dba Hancock Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.38 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.152	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Woodforest National Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.39 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.153	Amended and Restated Swing Loan Note from Carter Validus Operating Partnership II, LP, the Maker, to KeyBank National Association, the Payee, dated April 27, 2018 (included as Exhibit 10.40 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.154	Third Amended and Restated Indemnity Agreement Regarding Hazardous Materials, dated April 27, 2018 by and between Carter Validus Operating Partnership II, LP, the Borrower, Carter Validus Mission Critical REIT II, Inc. and its Subsidiary Guarantors, collectively the Initial Guarantors, and each additional guarantor that may hereafter become a party to this agreement (included as Exhibit 10.41 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.155	Third Amended and Restated Subordination of Advisory Fees, dated April 27, 2018, by and among Carter Validus Operating Partnership II, LP, the Borrower, Carter Validus Mission Critical REIT II, Inc. and KeyBank National Association, as Agent (included as Exhibit 10.42 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.156	Joinder Agreement, dated April 27, 2018, by HCII-1601 WEST HEBRON PARKWAY, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.43 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.157	Amendment to Collateral Assignment of Interests, dated April 27, 2018, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Amendment (included as Exhibit 10.44 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.158	Joinder Agreement, dated June 20, 2018, by DCPII-400 HOLGER WAY, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 25, 2018, and incorporated herein by reference).

10.159	Joinder Agreement, dated June 20, 2018, by DCPII-455 PARK GROVE DRIVE, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 25, 2018, and incorporated herein by reference).

10.160	Amendment to Collateral Assignment of Interests, dated June 20, 2018, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Agreement (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 25, 2018, and incorporated herein by reference).

Exhibit No:

10.162	Amendment to Collateral Assignment of Interests, dated June 20, 2018, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Agreement (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 25, 2018, and incorporated herein by reference).

10.163	Fourth Amendment to the Amended and Restated Limited Partnership Agreement of Carter Validus Operating Partnership II, LP, dated September 21, 2018 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on September 21, 2018, and incorporated herein by reference).

10.164	Joinder Agreement, dated October 23, 2018, by HCII-2006 4TH STREET, LLC, HCII-307 E. SCENIC VALLEY AVENUE, LLC and DCII-4726 HILLS AND DALES ROAD NW, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 26, 2018, and incorporated herein by reference).

10.165	Amendment to Collateral Assignment of Interests, dated October 23, 2018, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Agreement (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 26, 2018, and incorporated herein by reference).

10.166	Joinder Agreement, dated December 7, 2018, by HCII-3&5 MEDICAL PARK DRIVE, LLC, HCII-1200 NORTH MAIN STREET,LLC, HCII-124 SAWTOOTH OAK STREET, LLC, HCII-23157 I-30 FRONTAGE ROAD,LLC, HCII-2412 AND 2418 NORTH OAK STREET, LLC and HCII-12499 UNIVERSITY AVENUE, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 12, 2018, and incorporated herein by reference).

10.167	Amendment to Collateral Assignment of Interests, dated December 7, 2018, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Agreement (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 12, 2018, and incorporated herein by reference).

21.1	List of subsidiaries (included as Exhibit 21.1 to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-11 (File No. 333-191706) filed on May 9, 2014 and incorporated herein by reference).

23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm

31.1*	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1**	Certification of Chief Executive Officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2**	Certification of Chief Financial Officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1*	Consent of Robert A. Stanger & Co., Inc.

99.2	Fourth Amended and Restated Share Repurchase Program (included as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on July 30, 2018, and incorporated herein by reference)

99.3	Fifth Amended and Restated Share Repurchase Program (included as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 26, 2018, and incorporated herein by reference).

101.INS*	XBRL Instance Document

Exhibit No:

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**

Furnished herewith in accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act, except to the extent that the registrant specifically incorporates it by reference.

Item 16. Form 10-K Summary.

The Company has elected not to provide summary information.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.
(Registrant)

Date: March 22, 2019	By:	/s/ MICHAEL A. SETON
Michael A. Seton
Chief Executive Officer, President
(Principal Executive Officer)

Date: March 22, 2019	By:	/s/ KAY C. NEELY
Kay C. Neely
Chief Financial Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Capacity	Date

/S/ MICHAEL A. SETON Michael A. Seton	Chief Executive Officer, President (Principal Executive Officer)	March 22, 2019

/S/ KAY C. NEELY Kay C. Neely	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 22, 2019

/S/ JOHN E. CARTER John E. Carter	Chairman of the Board of Directors	March 22, 2019

/S/ ROBERT M. WINSLOW Robert M. Winslow	Director	March 22, 2019

/S/ JONATHAN KUCHIN Jonathan Kuchin	Director	March 22, 2019

/S/ RANDALL GREENE Randall Greene	Director	March 22, 2019

/S/ RONALD RAYEVICH Ronald Rayevich	Director	March 22, 2019

/S/ ROGER PRATT Roger Pratt	Director	March 22, 2019

ANNEX F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number: 000-55435

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

(Exact name of registrant as specified in its charter)

Maryland	46-1854011
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

4890 West Kennedy Blvd., Suite 650 Tampa, FL 33609	(813) 287-0101
(Address of Principal Executive Offices; Zip Code)	(Registrant’s Telephone Number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol	Name of each exchange on which registered
N/A	N/A	N/A

As of May 10, 2019, there were approximately 81,932,000 shares of Class A common stock, 12,458,000 shares of Class I common stock, 38,195,000 shares of Class T common stock and 3,438,000 shares of Class T2 common stock of Carter Validus Mission Critical REIT II, Inc. outstanding.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

(A Maryland Corporation)

PART I. FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	(Unaudited) March 31, 2019	December 31, 2018
ASSETS
Real estate:
Land	$246,790	$246,790
Buildings and improvements, less accumulated depreciation of $95,173 and $84,594, respectively	1,418,345	1,426,942

Total real estate, net	1,665,135	1,673,732
Cash and cash equivalents	73,727	68,360
Acquired intangible assets, less accumulated amortization of $46,578 and $42,081, respectively	145,050	154,204
Right-of-use assets—operating leases	9,996	—
Other assets, net	67,121	67,533

Total assets	$1,961,029	$1,963,829

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes payable, net of deferred financing costs of $3,208 and $3,441, respectively	$464,273	$464,345
Credit facility, net of deferred financing costs of $2,396 and $2,489, respectively	362,604	352,511
Accounts payable due to affiliates	11,356	12,427
Accounts payable and other liabilities	31,011	29,555
Intangible lease liabilities, less accumulated amortization of $8,824 and $7,592, respectively	56,374	57,606
Operating lease liabilities	8,750	—

Total liabilities	934,368	916,444
Stockholders’ equity:
Preferred stock, $0.01 par value per share, 100,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value per share, 500,000,000 shares authorized; 144,534,765 and 143,412,353 shares issued, respectively; 136,428,375 and 136,466,242 shares outstanding, respectively	1,364	1,364
Additional paid-in capital	1,192,062	1,192,340
Accumulated distributions in excess of earnings	(169,359)	(152,421)
Accumulated other comprehensive income	2,592	6,100

Total stockholders’ equity	1,026,659	1,047,383
Noncontrolling interests	2	2

Total equity	1,026,661	1,047,385

Total liabilities and stockholders’ equity	$1,961,029	$1,963,829

The accompanying notes are an integral part of these condensed consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2019	2018
Revenue:
Rental revenue	$46,467	$41,294
Expenses:
Rental expenses	9,128	8,290
General and administrative expenses	1,403	943
Asset management fees	3,494	3,099
Depreciation and amortization	18,246	13,717

Total expenses	32,271	26,049

Income from operations	14,196	15,245
Interest and other expense, net	9,835	7,741

Net income attributable to common stockholders	$4,361	$7,504

Other comprehensive (loss) income:
Unrealized (loss) income on interest rate swaps, net	$(3,611)	$4,575

Other comprehensive (loss) income	(3,611)	4,575

Comprehensive income attributable to common stockholders	$750	$12,079

Weighted average number of common shares outstanding:
Basic	136,179,343	126,384,346

Diluted	136,204,843	126,401,940

Net income per common share attributable to common stockholders:
Basic	$0.03	$0.06

Diluted	$0.03	$0.06

Distributions declared per common share	$0.16	$0.15

The accompanying notes are an integral part of these condensed consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	No. of Shares	Par Value
Balance, December 31, 2017	124,327,777	$1,243	$1,084,905	$(99,309)	$3,710	$990,549	$2	$990,551
Issuance of common stock	3,530,242	35	34,061	—	—	34,096	—	34,096
Issuance of common stock under the distribution reinvestment plan	1,080,606	11	9,909	—	—	9,920	—	9,920
Vesting of restricted stock	—	—	22	—	—	22	—	22
Commissions on sale of common stock and related dealer manager fees	—	—	(1,689)	—	—	(1,689)	—	(1,689)
Distribution and servicing fees	—	—	(374)	—	—	(374)	—	(374)
Other offering costs	—	—	(1,032)	—	—	(1,032)	—	(1,032)
Repurchase of common stock	(917,212)	(9)	(8,411)	—	—	(8,420)	—	(8,420)
Distributions to common stockholders	—	—	—	(19,447)	—	(19,447)	—	(19,447)
Other comprehensive income	—	—	—	—	4,575	4,575	—	4,575
Net income	—	—	—	7,504	—	7,504	—	7,504

Balance, March 31, 2018	128,021,413	$1,280	$1,117,391	$(111,252)	$8,285	$1,015,704	$2	$1,015,706

	Common Stock		Additional Paid-in Capital	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	No. of Shares	Par Value
Balance, December 31, 2018	136,466,242	$1,364	$1,192,340	$(152,421)	$6,100	$1,047,383	$2	$1,047,385
Cumulative effect of accounting change	—	—	—	(103)	103	—	—	—
Issuance of common stock under the distribution reinvestment plan	1,122,412	12	10,373	—	—	10,385	—	10,385
Vesting of restricted stock	—	—	23	—	—	23	—	23
Distribution and servicing fees	—	—	52	—	—	52	—	52
Other offering costs	—	—	(5)	—	—	(5)	—	(5)
Repurchase of common stock	(1,160,279)	(12)	(10,721)	—	—	(10,733)	—	(10,733)
Distributions to common stockholders	—	—	—	(21,196)	—	(21,196)	—	(21,196)
Other comprehensive loss	—	—	—	—	(3,611)	(3,611)	—	(3,611)
Net income	—	—	—	4,361	—	4,361	—	4,361

Balance, March 31, 2019	136,428,375	$1,364	$1,192,062	$(169,359)	$2,592	$1,026,659	$2	$1,026,661

The accompanying notes are an integral part of these condensed consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Three Months Ended March 31,
	2019	2018
Cash flows from operating activities:
Net income	$4,361	$7,504
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,246	13,717
Amortization of deferred financing costs	606	756
Amortization of above-market leases	156	134
Amortization of intangible lease liabilities	(1,232)	(1,221)
Amortization of operating leases	113	—
Straight-line rent	(2,674)	(3,311)
Stock-based compensation	23	22
Ineffectiveness of interest rate swaps	—	39
Changes in operating assets and liabilities:
Accounts payable and other liabilities	(1,160)	1,584
Accounts payable due to affiliates	(205)	50
Other assets	1,713	19

Net cash provided by operating activities	19,947	19,293

Cash flows from investing activities:
Investment in real estate	—	(52,087)
Capital expenditures	(1,073)	(5,755)
Real estate deposits, net	—	(100)
Payments of deal costs	(106)	—

Net cash used in investing activities	(1,179)	(57,942)

Cash flows from financing activities:
Proceeds from issuance of common stock	—	34,096
Payments on notes payable	(305)	(85)
Proceeds from credit facility	10,000	30,000
Payments of deferred financing costs	(67)	(65)
Repurchase of common stock	(10,733)	(8,420)
Offering costs on issuance of common stock	(1,036)	(3,672)
Distributions to stockholders	(10,813)	(9,333)

Net cash (used in) provided by financing activities	(12,954)	42,521

Net change in cash, cash equivalents and restricted cash	5,814	3,872
Cash, cash equivalents and restricted cash—Beginning of period	79,527	85,747

Cash, cash equivalents and restricted cash—End of period	$85,341	$89,619

Supplemental cash flow disclosure:
Interest paid, net of interest capitalized of $23 and $474, respectively	$9,462	$7,265
Supplemental disclosure of non-cash transactions:
Common stock issued through distribution reinvestment plan	$10,385	$9,920
Accrued capital expenditures	$1,161	$1,268
Accrued deal costs	$802	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

March 31, 2019

Note 1—Organization and Business Operations

Carter Validus Mission Critical REIT II, Inc., or the Company, is a Maryland corporation that was formed on January 11, 2013. The Company elected, and currently qualifies, to be taxed as a real estate investment trust, or a REIT, under the Internal Revenue Code of 1986, as amended, or the Code, for federal income tax purposes. Substantially all of the Company’s business is conducted through Carter Validus Operating Partnership II, LP, a Delaware limited partnership, or the Operating Partnership, formed on January 10, 2013. The Company is the sole general partner of the Operating Partnership, and Carter Validus Advisors II, LLC, or the Advisor, is the special limited partner of the Operating Partnership.

The Company was formed to invest primarily in quality income-producing commercial real estate, with a focus on data centers and healthcare properties, preferably with long-term leases to creditworthy tenants, as well as to make other real estate-related investments that relate to such property types, which may include equity or debt interests, including securities, in other real estate entities. As of March 31, 2019, the Company owned 62 real estate investments, consisting of 85 properties.

The Company commenced the initial public offering of $2,350,000,000 in shares of common stock, or the Initial Offering, consisting of up to $2,250,000,000 in shares in its primary offering and up to $100,000,000 in shares of common stock to be made available pursuant to the Company’s distribution reinvestment plan, or the DRIP, on May 29, 2014 pursuant to a Registration Statement on Form S-11 filed with the SEC. The Company ceased offering shares of common stock pursuant to the Initial Offering on November 24, 2017. At the completion of the Initial Offering, the Company had accepted investors’ subscriptions for and issued approximately 125,095,000 shares of Class A, Class I and Class T common stock, including shares of common stock issued pursuant to the DRIP, resulting in gross proceeds of $1,223,803,000.

On October 13, 2017, the Company filed a Registration Statement on Form S-3 to register 10,893,246 shares of common stock under the DRIP for a proposed maximum offering price of $100,000,000 in shares of common stock, or the DRIP Offering. The Company will continue to issue shares of common stock under the DRIP Offering until such time as the Company sells all of the shares registered for sale under the DRIP Offering, unless the Company files a new registration statement with the U.S. Securities and Exchange Commission, or the SEC, or the DRIP Offering is terminated by the Company’s board of directors.

On November 27, 2017, the Company commenced its follow-on offering of up to $1,000,000,000 in shares of common stock, or the Offering, and collectively with the Initial Offering and the DRIP Offering, or the Offerings. On March 14, 2018, the Company ceased offering shares of Class T common stock in the Offering and began offering shares of Class T2 common stock on March 15, 2018. The Company continues to offer shares of Class T common stock in the DRIP Offering. The Company ceased offering shares of common stock pursuant to the Offering on November 27, 2018. At the completion of the Offering, the Company had accepted investors’ subscriptions for and issued approximately 13,491,000 shares of Class A, Class I, Class T and Class T2 common stock resulting in gross proceeds of $129,308,000. The Company deregistered the remaining $870,692,000 of shares of Class A, Class I, Class T and Class T2 common stock.

On April 11, 2019, the Company announced it had entered into a definitive agreement to merge with Carter Validus Mission Critical REIT, Inc. See Note 15—“Subsequent Events” for additional information.

Except as the context otherwise requires, the “Company” refers to Carter Validus Mission Critical REIT II, Inc., the Operating Partnership and all wholly-owned subsidiaries.

Note 2—Summary of Significant Accounting Policies

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s condensed consolidated financial statements. Such condensed consolidated financial statements and the accompanying notes thereto are the representation of management. These accounting policies conform to United States generally accepted accounting principles, or GAAP, for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of a normal and recurring nature considered for a fair presentation, have been included. Operating results for the three months ended March 31, 2019, are not necessarily indicative of the results that may be expected for the year ending December 31, 2019.

The condensed consolidated balance sheet at December 31, 2018, has been derived from the audited consolidated financial statements at that date but does not include all of the information and notes required by GAAP for complete financial statements. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2018, and related notes thereto set forth in the Company’s Annual Report on Form 10-K, filed with the SEC on March 22, 2019.

Principles of Consolidation and Basis of Presentation

The accompanying condensed consolidated financial statements include the accounts of the Company, the Operating Partnership, and all wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the condensed consolidated financial statements and accompanying notes in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. These estimates are made and evaluated on an ongoing basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Restricted Cash

Restricted cash consists of restricted cash held in escrow and restricted bank deposits. Restricted cash held in escrow includes cash held by lenders in escrow accounts for tenant and capital improvements, repairs and maintenance and other lender reserves for certain properties, in accordance with the respective lender’s loan agreement. Restricted cash held in escrow is reported in other assets, net, in the accompanying condensed consolidated balance sheets. Restricted bank deposits consist of tenant receipts for certain properties which are required to be deposited into lender-controlled accounts in accordance with the respective lender’s loan agreement. Restricted bank deposits are reported in other assets, net, in the accompanying condensed consolidated balance sheets. See Note 6—“Other Assets, Net”.

The following table presents a reconciliation of the beginning of period and end of period cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets to the totals shown in the condensed consolidated statements of cash flows (amounts in thousands):

	Three Months Ended March 31,
Beginning of period:	2019	2018
Cash and cash equivalents	68,360	74,803
Restricted cash	11,167	10,944

Cash, cash equivalents and restricted cash	$79,527	$85,747

End of period:
Cash and cash equivalents	73,727	76,734
Restricted cash	11,614	12,885

Cash, cash equivalents and restricted cash	$85,341	$89,619

Impairment of Long Lived Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the assets through its undiscounted future cash flows and their eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the assets, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the assets.

When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, as well as the carrying value of the real estate and related assets.

In addition, the Company applies a market approach using comparable sales for certain properties. The use of alternative assumptions in the market approach analysis could result in a different determination of the property’s estimated fair value and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related assets.

Impairment of Acquired Intangible Assets

For the three months ended March 31, 2019, the Company recognized an impairment of one in-place lease intangible asset in the amount of approximately $2,658,000, related to a healthcare tenant of the Company experiencing financial difficulties, by accelerating the amortization of the intangible asset.

Revenue Recognition, Tenant Receivables and Allowance for Uncollectible Accounts

Effective January 1, 2018, the Company recognizes non-rental related revenue in accordance with Accounting Standards Codification, or ASC, 606, Revenue from Contracts with Customers, or ASC 606. The Company has identified its revenue streams as rental income from leasing arrangements and tenant reimbursements, which are outside the scope of ASC 606. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Non-rental revenue, subject to ASC 606, is immaterial to the Company’s condensed consolidated financial statements.

The majority of the Company’s revenue is derived from rental revenue which is accounted for in accordance with ASC 842, Leases, or ASC 842. In accordance with ASC 842, minimum rental revenue is recognized on a straight-line basis over the term of the related lease (including rent holidays). For lease arrangements when it is not probable that the Company will collect all or substantially all of the remaining lease payments under the term of the lease, rental revenue is limited to the lesser of the rental revenue that would be recognized on a straight-line basis or the lease payments that have been collected from the lessee. Differences between rental income recognized and amounts contractually due under the lease agreements are credited or charged to straight-line rent receivable or straight-line rent liability, as applicable. Tenant reimbursements, which are comprised of additional amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses, is recognized when the services are provided and the performance obligations are satisfied.

Prior to the adoption of ASC 842, tenant receivables and straight-line rent receivables were carried net of the provision for credit losses. The provision for credit losses was established for estimated losses resulting from the inability of certain tenants to meet the contractual obligations under their lease agreements. The Company’s determination of the adequacy of these provisions was based primarily upon evaluations of historical loss experience, the tenant’s financial condition, security deposits, letters of credit, lease guarantees, current economic conditions and other relevant factors. Effective January 1, 2019, upon adoption of ASC 842, the Company is no longer recording a provision for credit losses but is, instead, assessing whether or not it is probable that the Company will collect all or substantially all of the remaining lease payments under the term of the lease. Where it is not probable that the Company will collect all or substantially all of the remaining lease payments under the term of the lease, rental revenue is limited to the lesser of the rental revenue that would be recognized on a straight-line basis or the lease payments that have been collected from the lessee. For the three months ended March 31, 2019, the Company recorded $445,000 as a reduction in rental revenue in the accompanying condensed consolidated statements of comprehensive income.

Concentration of Credit Risk and Significant Leases

As of March 31, 2019, the Company had cash on deposit, including restricted cash, in certain financial institutions that had deposits in excess of current federally insured levels. The Company limits its cash investments to financial institutions with high credit standings; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits. To date, the Company has experienced no loss or lack of access to cash in its accounts.

As of March 31, 2019, the Company owned real estate investments in 42 metropolitan statistical areas, or MSAs, and one micropolitan statistical area, one of which accounted for 10.0% or more of revenue. Real estate investments located in the Atlanta-Sandy Springs-Roswell, Georgia MSA accounted for 15.6% of revenue for the three months ended March 31, 2019.

As of March 31, 2019, the Company had no exposure to tenant concentration that accounted for 10.0% or more of revenue for the three months ended March 31, 2019.

Share Repurchase Program

The Company’s share repurchase program allows for repurchases of shares of the Company’s common stock when certain criteria are met. The share repurchase program provides that all repurchases during any calendar year, including those redeemable upon death or a Qualifying Disability of a stockholder, are limited to those that can be funded with equivalent proceeds raised from the distribution reinvestment plan, or the DRIP

Offering, during the prior calendar year and other operating funds, if any, as the board of directors, in its sole discretion, may reserve for this purpose.

Repurchases of shares of the Company’s common stock are at the sole discretion of the Company’s board of directors, provided, however, that the Company will limit the number of shares repurchased during any calendar year to 5.0% of the number of shares of common stock outstanding as of December 31st of the previous calendar year. In addition, the Company’s board of directors, in its sole discretion, may suspend (in whole or in part) the share repurchase program at any time, and may amend, reduce, terminate or otherwise change the share repurchase program upon 30 days’ prior notice to the Company’s stockholders for any reason it deems appropriate.

During the three months ended March 31, 2019, the Company repurchased 1,160,279 Class A shares, Class I shares and Class T shares of common stock (858,080 Class A shares, 108,765 Class I shares and 193,434 Class T shares) for an aggregate purchase price of approximately $10,733,000 (an average of $9.25 per share). During the three months ended March 31, 2018, the Company repurchased 917,212 Class A shares and Class T shares of common stock (842,952 Class A shares and 74,260 Class T shares) for an aggregate purchase price of approximately $8,420,000 (an average of $9.18 per share).

In connection with the Merger Agreement (as defined in Note 15—“Subsequent Events”), on April 10, 2019, the Company’s board of directors approved the sixth amended and restated share repurchase program. See Note 15—“Subsequent Events” for additional information.

Distribution Policy and Distributions Payable

In order to maintain its status as a REIT, the Company is required to make distributions each taxable year equal to at least 90% of its REIT taxable income, computed without regard to the dividends paid deduction and excluding capital gains. To the extent funds are available, the Company intends to continue to pay regular distributions to stockholders. Distributions are paid to stockholders of record as of the applicable record dates. Distributions are payable to stockholders from legally available funds therefor. The Company declared distributions per share of common stock in the amounts of $0.16 and $0.15 for the three months ended March 31, 2019 and 2018, respectively. See Note 15—“Subsequent Events” for information regarding distributions subsequent to March 31, 2019.

Earnings Per Share

The Company calculates basic earnings per share by dividing net income attributable to common stockholders for the period by the weighted average shares of its common stock outstanding for that period. Diluted earnings per share are computed based on the weighted average number of shares outstanding and all potentially dilutive securities. Shares of non-vested restricted common stock give rise to potentially dilutive shares of common stock. For the three months ended March 31, 2019 and 2018, diluted earnings per share reflected the effect of approximately 26,000 and 18,000 shares, respectively, of non-vested shares of restricted common stock that were outstanding as of such period.

Reportable Segments

ASC 280, Segment Reporting, establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. As of March 31, 2019 and December 31, 2018, the Company operated through two reportable segments—real estate investments in data centers and healthcare. With the continued expansion of the Company’s portfolio, segregation of the Company’s operations into two reporting segments is useful in assessing the performance of the Company’s business in the same way that management reviews performance and makes operating decisions. See Note 10—“Segment Reporting” for further discussion on the reportable segments of the Company.

Derivative Instruments and Hedging Activities

As required by ASC 815, Derivatives and Hedging, or ASC 815, the Company records all derivative instruments as assets and liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments not designated as hedging instruments, the income or loss is recognized in the condensed consolidated statements of comprehensive income during the current period.

The Company is exposed to variability in expected future cash flows that are attributable to interest rate changes in the normal course of business. The Company’s primary strategy in entering into derivative contracts is to add stability to future cash flows by managing its exposure to interest rate movements. The Company utilizes derivative instruments, including interest rate swaps, to effectively convert some its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes.

In accordance with ASC 815, the Company designates interest rate swap contracts as cash flow hedges of floating-rate borrowings. For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the derivative instrument is reported as a component of other comprehensive income in the condensed consolidated statements of comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction and the same period during which the hedged transaction affects earnings. See additional discussion in Note 12—“Derivative Instruments and Hedging Activities.”

The Company reflects all derivative instruments at fair value as either assets or liabilities on the condensed consolidated balance sheets. In accordance with the fair value measurement guidance Accounting Standards Update, or ASU, 2011-04, Fair Value Measurement, the Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Recently Adopted Accounting Pronouncements

Leases

In February 2016, the Financial Accounting Standards Board, or FASB established ASC 842, by issuing ASU 2016-02, Leases, which replaces the guidance previously outlined in ASC Topic 840, Leases. The new standard increases transparency by requiring the recognition by lessees of right-of-use, or ROU, assets and operating lease liabilities on the balance sheet for all leases with a term of greater than 12 months, regardless of lease classification. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted ASC 842, effective January 1, 2019, using the modified retrospective approach. Consequently, financial information will not be updated, and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019. Further, the Company is amortizing the ROU assets and operating lease liabilities over the remaining lease term and is presenting the amortization of ROU assets—operating leases and accretion of operating lease liabilities as a single line item within operating activities in the condensed consolidated statement of cash flow for the three months ended March 31, 2019.

The Company elected the package of practical expedients, which permits it to not reassess (1) whether any expired or existing contracts are or contain leases, (2) the lease classification for any expired or existing leases, and (3) any initial direct costs for any existing leases as of the effective date. The Company did not elect the hindsight practical expedient, which permits entities to use hindsight in determining the lease term and assessing impairment.

Lessor

As a lessor, the Company’s recognition of rental revenue remained largely unchanged, apart from the narrower definition of initial direct costs that can be capitalized. Effective January 1, 2019, indirect leasing costs, such as legal costs related to lease negotiations will no longer meet the definition of capitalized initial direct costs under ASU 2016-02 and will be recorded in general and administrative expenses in the condensed consolidated statements of comprehensive income, and will no longer be capitalized.

In July 2018, the FASB issued ASU 2018-11, Targeted Improvements, to simplify the guidance, that allows lessors to combine non-lease components with the related lease components if both the timing and pattern of transfer are the same for the non-lease component and related lease component, and the lease component would be classified as an operating lease. The single combined component is accounted for under ASC 842 if the lease component is the predominant component and is accounted for under ASC 606, if the non-lease components are the predominant components. Lessors are permitted to apply the practical expedient to all existing leases on a retrospective or prospective basis. The Company elected the practical expedient to combine its lease and non-lease components that meet the defined criteria and is accounting for the combined lease component under ASC 842. As a result, the Company is no longer presenting rental revenue and tenant reimbursements related to common area maintenance and other expense recoveries separately in the condensed consolidated statements of comprehensive income.

In December 2018, the FASB issued ASU 2018-20, Narrow-Scope Improvements for Lessors, that allows lessors to make an accounting policy election not to evaluate whether real estate taxes and other similar taxes imposed by a governmental authority on a specific lease revenue-producing transaction are the primary obligation of the lessor as owner of the underlying leased asset. A lessor that makes this election will exclude these taxes from the measurement of lease revenue and the associated expense. ASU 2018-20 also requires lessors to (1) exclude lessor costs paid directly by lessees to third parties on the lessor’s behalf from variable payments and therefore variable lease revenue and (2) include lessor costs that are paid by the lessor and reimbursed by the lessee in the measurement of variable lease revenue and the associated expense. The Company adopted ASU 2018-20 effective January 1, 2019. The adoption of this standard resulted in a decrease of approximately $406,000 in rental revenue and rental expense, as the aforementioned real estate tax payments are paid by a lessee directly to a third party, and, therefore, are no longer presented on a gross basis in the Company’s condensed consolidated statements of comprehensive income. The adoption of this standard had no impact on the Company’s net income attributable to common stockholders.

Lessee

The Company is a lessee on six ground leases, for which three do not have corresponding operating lease liabilities because the Company did not have future payment obligations at the acquisition of these leases. The Company recognized a ROU asset and operating lease liability on the Company’s condensed consolidated balance sheet due to the adoption of ASU 2016-02. See Note 5—“Leases” for further discussion.

Derivatives and Hedging

In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities, or ASU 2017-12. The objectives of ASU 2017-12 are to (i) improve the transparency and understandability of information conveyed to financial statement users about an entity’s risk management activities by better aligning the entity’s financial reporting for hedging relationships with those risk management activities and (ii) reduce the complexity of and simplify the application of hedge accounting by preparers. The Company adopted this standard on January 1, 2019. The adoption of ASU 2017-12 resulted in an immaterial cumulative adjustment to accumulated other comprehensive income related to the cumulative ineffectiveness previously recognized on existing cash flow hedges on the Company’s condensed consolidated financial statements.

In October 2018, the FASB issued ASU 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes, or ASU 2018-16. ASU 2018-16 permits the use of the OIS rate based on SOFR as a United States benchmark interest rate for hedge accounting purposes under Topic 815. ASU 2018-16 was effective upon adoption of ASU 2017-12. The Company adopted ASU 2018-16 on January 1, 2019, and its provisions did not have an impact on its condensed consolidated financial statements.

Disclosure Update and Simplification

In August 2018, the SEC issued a final rule, SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification, that amends the interim financial statement requirements to require a reconciliation of changes in stockholders’ equity in the notes or as a separate statement. This analysis should reconcile the beginning balance to the ending balance of each caption in stockholders’ equity for each period for which an income statement is required to be filed and comply with the remaining content requirements of Rule 3-04 of Regulation S-X. Registrants will have to provide the reconciliation for both the year-to-date and quarterly periods and comparable periods in Form 10-Q, but only for the year-to-date periods in registration statements. The final rule became effective on November 5, 2018. As a result, the Company applied these changes in the presentation of the Company’s condensed consolidated statement of stockholders’ equity for the three months ended March 31, 2019 and 2018.

Recently Issued Accounting Pronouncements Not Yet Adopted

Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, or ASU 2018-13. ASU 2018-13 removes certain disclosure requirements, including the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between the levels and the valuation processes for Level 3 fair value measurements. ASU 2018-13 also adds certain disclosure requirements, including the requirement to disclose the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is in the process of evaluating the impact that ASU 2018-13 will have on the Company’s condensed consolidated financial statements.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current financial statement presentation, primarily related to the recently adopted accounting pronouncements discussed within this note. Amounts previously disclosed as rental and parking revenue and tenant reimbursements during the three months ended March 31, 2018, are now included in rental revenue and will no longer be presented separately on the condensed consolidated statements of comprehensive income.

Note 3—Acquired Intangible Assets, Net

Acquired intangible assets, net, consisted of the following as of March 31, 2019 and December 31, 2018 (amounts in thousands, except weighted average life amounts):

	March 31, 2019		December 31, 2018
In-place leases, net of accumulated amortization of $45,523 and $41,143, respectively (with a weighted average remaining life of 9.8 years and 10.1 years, respectively)	$143,496		$151,135
Above-market leases, net of accumulated amortization of $1,055 and $899, respectively (with a weighted average remaining life of 4.8 years and 5.1 years, respectively)	1,554		1,710
Ground lease assets, net of accumulated amortization of $0 and $39, respectively (with a weighted average remaining life of 0.0 years and 83.5 years, respectively)	—	(1)	1,359

	$145,050		$154,204

(1)

On January 1, 2019, as part of the adoption of ASC 842, as discussed in Note 2—“Summary of Significant Accounting Policies—Recently Adopted Accounting Pronouncements”, the Company reclassified the ground lease assets balance from acquired intangible assets, net, to right-of-use assets—operating leases within the condensed consolidated balance sheet.

The aggregate weighted average remaining life of the acquired intangible assets was 9.7 years and 10.6 years as of March 31, 2019 and December 31, 2018, respectively.

Amortization of the acquired intangible assets was $7,795,000 and $4,694,000 for the three months ended March 31, 2019 and 2018, respectively. Of the $7,795,000 recorded for the three months ended March 31, 2019, $2,658,000 was accelerated amortization due to the impairment of an in-place lease intangible asset related to a tenant experiencing financial difficulties. Amortization of the in-place leases is included in depreciation and amortization and amortization of the above-market leases is recorded as an adjustment to rental revenue in the accompanying condensed consolidated statements of comprehensive income.

Note 4—Intangible Lease Liabilities, Net

Intangible lease liabilities, net, consisted of the following as of March 31, 2019 and December 31, 2018 (amounts in thousands, except weighted average life amounts):

	March 31, 2019	December 31, 2018
Below-market leases, net of accumulated amortization of $8,824 and $7,592, respectively (with a weighted average remaining life of 17.4 years and 17.6 years, respectively)	$56,374	$57,606

Amortization of the below-market leases was $1,232,000 and $1,221,000 for the three months ended March 31, 2019 and 2018, respectively. Amortization of below-market leases is recorded as an adjustment to rental revenue in the accompanying condensed consolidated statements of comprehensive income.

Note 5—Leases

Lessor

Rental Revenue

The Company’s real estate properties are leased to tenants under operating leases with varying terms. Typically, the leases have provisions to extend the terms of the lease agreements. The Company retains substantially all of the risks and benefits of ownership of the real estate properties leased to tenants.

Future minimum rent to be received from the Company’s investments in real estate assets under the terms of non-cancelable operating leases in effect as of March 31, 2019, including optional renewal periods for the nine months ending December 31, 2019, and for each of the next four years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
Nine months ending December 31, 2019	$109,153
2020	146,830
2021	149,142
2022	144,560
2023	141,915
Thereafter	1,005,068

$1,696,668

Lessee

Rental Expense

The Company has six ground leases, for which three do not have corresponding operating lease liabilities because the Company did not have future payment obligations at the acquisition of these leases. The ground lease obligations generally require fixed annual rental payments and may also include escalation clauses. The weighted average remaining lease term for the Company’s operating leases was 78.1 years and 52.0 years as of March 31, 2019 and December 31, 2018, respectively.

The Company’s ground leases do not provide an implicit interest rate. In order to calculate the present value of the remaining ground lease payments, the Company used incremental borrowing rates as of January 1, 2019, adjusted for a number of factors, including the long-term nature of the ground leases, the Company’s estimated borrowing costs, and the estimated fair value of the underlying land. The weighted average adjusted incremental borrowing rates ranged between 5.6% and 6.6% as of January 1, 2019.

The future minimum rent obligations, discounted by the Company’s adjusted incremental borrowing rates, under non-cancelable ground leases, for the nine months ending December 31, 2019, and for each of the next four years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
Nine months ending December 31, 2019	$402
2020	536
2021	536
2022	536
2023	536
Thereafter	70,165

Total undiscounted rental payments	72,711
Less imputed interest	(63,961)

Total operating lease liabilities	$8,750

Due to the adoption of the of ASC 842, the Company reclassified ground lease assets as of January 1, 2019, from acquired intangible assets, net, to right-of-use assets—operating leases within the condensed consolidated balance sheet.

As discussed in Note 2—“Summary of Significant Accounting Policies”, the Company adopted ASU 2016-02, effective January 1, 2019, and consequently, financial information was not updated, and the disclosures required under the new lease standard are not provided for dates and periods before January 1, 2019.

The following represents approximate future minimum rent obligations under non-cancelable ground leases by year as of December 31, 2018, and for each of the next four years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2019	$123
2020	123
2021	123
2022	123
2023	123
Thereafter	2,246

Total undiscounted rental payments	$2,861

This table excludes future lease payment obligations from one tenant that pays the ground lease obligations directly to the lessor, consistent with the Company’s accounting policy prior to its adoption of ASC 842 on January 1, 2019.

Note 6—Other Assets, Net

Other assets, net, consisted of the following as of March 31, 2019 and December 31, 2018 (amounts in thousands):

	March 31, 2019	December 31, 2018
Deferred financing costs, related to the revolver portion of the secured credit facility, net of accumulated amortization of $4,915 and $4,686, respectively	$2,886	$3,053
Restricted cash	11,614	11,167
Tenant receivables	4,749	6,080
Straight-line rent receivable	35,359	32,685
Prepaid and other assets	9,093	8,344
Derivative assets	3,420	6,204

	$67,121	$67,533

Note 7—Accounts Payable and Other Liabilities

Accounts payable and other liabilities, as of March 31, 2019 and December 31, 2018, consisted of the following (amounts in thousands):

	March 31, 2019	December 31, 2018
Accounts payable and accrued expenses	$10,135	$9,188
Accrued interest expense	3,129	3,219
Accrued property taxes	2,299	2,309
Distributions payable to stockholders	7,315	7,317
Tenant deposits	875	875
Deferred rental income	6,431	6,647
Derivative liabilities	827	—

	$31,011	$29,555

Note 8—Notes Payable and Secured Credit Facility

The Company’s debt outstanding as of March 31, 2019 and December 31, 2018, consisted of the following (amounts in thousands):

	March 31, 2019	December 31, 2018
Notes payable:
Fixed rate notes payable	$220,276	$220,351
Variable rate notes payable fixed through interest rate swaps	247,205	247,435

Total notes payable, principal amount outstanding	467,481	467,786

Unamortized deferred financing costs related to notes payable	(3,208)	(3,441)

Total notes payable, net of deferred financing costs	464,273	464,345
Secured credit facility:
Variable rate revolving line of credit	115,000	$105,000
Variable rate term loan fixed through interest rate swaps	100,000	100,000
Variable rate term loans	150,000	150,000

Total secured credit facility, principal amount outstanding	365,000	355,000

Unamortized deferred financing costs related to the term loan secured credit facility	(2,396)	(2,489)

Total secured credit facility, net of deferred financing costs	362,604	352,511

Total debt outstanding	$826,877	$816,856

Significant debt activity during the three months ended March 31, 2019 and subsequent, excluding scheduled principal payments, includes:

•	During the three months ended March 31, 2019, the Company drew $10,000,000 on its secured credit facility to fund share repurchases.

•

During the three months ended March 31, 2019, the Company entered into two interest rate swap agreements, with an effective date of April 1, 2019, which will effectively fix the London Interbank Offered Rate, or LIBOR related to $150,000,000 of the term loans of the secured credit facility.

•

On January 29, 2019, the Company amended the secured credit facility agreement by adding beneficial ownership provisions, modifying certain definitions related to change of control and consolidated total secured debt and clarifying certain covenants related to restrictions on indebtedness and restrictions on liens.

•

On April 11, 2019, in connection with the Merger Agreement, as defined in Note 15—“Subsequent Events”, the Operating Partnership, the Company, and certain of the Operating Partnership’s subsidiaries entered into the Consent and Second Amendment to the Third Amended and Restated Credit Agreement. Additionally, on April 11, 2019, the Company entered into a commitment letter to obtain a senior secured bridge facility. See Note 15—“Subsequent Events” for additional information.

The principal payments due on the notes payable and secured credit facility for the nine months ending December 31, 2019, and for each of the next four years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
Nine months ending December 31, 2019	$1,681
2020	4,530
2021	155,207
2022	279,922
2023	252,712
Thereafter	138,429

$832,481

Note 9—Related-Party Transactions and Arrangements

The Company has no direct employees. Substantially all of the Company’s business is managed by the Advisor. The employees of the Advisor and other affiliates provide services to the Company related to acquisitions, property management, asset management, accounting, investor relations, and all other administrative services.

Organization and Offering Expenses

The Company reimburses the Advisor and its affiliates for organization and offering expenses it incurs on the Company’s behalf, but only to the extent the reimbursement did not cause the selling commissions, dealer manager fees, distribution and servicing fees and other organization and offering expenses to exceed 15.0% of the gross proceeds of the Company’s Initial Offering or Offering, respectively. Other offering costs, which are offering expenses other than selling commissions, dealer manager fees and distribution and servicing fees, associated with the Company’s Initial Offering and Offering, which terminated on November 24, 2017 and November 27, 2018, respectively, were approximately 2.0% and 2.5% of the gross proceeds, respectively.

As of March 31, 2019, the Company reimbursed the Advisor and its affiliates approximately $19,269,000 in other offering costs. As of March 31, 2019, since inception, the Company paid approximately $548,000 to an affiliate of the Dealer Manager in other offering costs. Other organization expenses are expensed as incurred and offering costs are charged to stockholders’ equity as incurred.

Distribution and Servicing Fees

Through the termination of the Offering on November 27, 2018, the Company paid the Dealer Manager selling commissions and dealer manager fees in connection with the purchase of shares of certain classes of common stock. The Company continues to pay the Dealer Manager a distribution and servicing fee with respect to its Class T and T2 shares that were sold in the Company’s Initial Offering and Offering. Distribution and servicing fees are recorded in the accompanying condensed consolidated statements of stockholders’ equity as a reduction to equity as incurred.

Acquisition Fees and Expenses

The Company pays to the Advisor 2.0% of the contract purchase price of each property or asset acquired. In addition, the Company reimburses the Advisor for acquisition expenses incurred in connection with the selection and acquisition of properties or real estate-related investments (including expenses relating to potential investments that the Company does not close), such as legal fees and expenses, costs of real estate due diligence, appraisals, non-refundable option payments on properties not acquired, travel and communications expenses, accounting fees and expenses and title insurance premiums, whether or not the property was acquired. Since the Company’s formation through March 31, 2019, the Company reimbursed the Advisor approximately 0.01% of the aggregate purchase price all of properties acquired. Acquisition fees and expenses associated with the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statements of comprehensive income. Acquisition fees and expenses associated with transactions determined to be an asset acquisition are capitalized in real estate, net, in the accompanying condensed consolidated balance sheets.

Asset Management Fees

The Company pays to the Advisor an asset management fee calculated on a monthly basis in an amount equal to 1/12th of 0.75% of aggregate asset value, which is payable monthly in arrears.

Operating Expense Reimbursement

The Company reimburses the Advisor for all operating expenses it paid or incurred in connection with the services provided to the Company, subject to certain limitations. Expenses in excess of the operating expenses in the four immediately preceding quarters that exceed the greater of (a) 2.0% of average invested assets or (b) 25% of net income, subject to certain adjustments, will not be reimbursed unless the independent directors determine such excess expenses are justified. The Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives an acquisition fee or a disposition fee. Operating expenses incurred on the Company’s behalf are recorded in general and administrative expenses in the accompanying condensed consolidated statements of comprehensive income.

Property Management Fees

In connection with the rental, leasing, operation and management of the Company’s properties, the Company pays Carter Validus Real Estate Management Services II, LLC, or the Property Manager, and its affiliates, aggregate fees equal to 3.0% of gross revenues from the properties managed, or property management fees. The Company reimburses the Property Manager and its affiliates for property-level expenses that any of them pay or incur on the Company’s behalf, including certain salaries, bonuses and benefits of persons employed by the Property Manager and its affiliates, except for the salaries, bonuses and benefits of persons who also serve as one of its executive officers. The Property Manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If the Company contracts directly with third parties for such services, it will pay them customary market fees and may pay the Property Manager an oversight fee equal to 1.0% of the gross revenues of the properties managed. In no event will the Company pay the Property Manager or any affiliate both a property management fee and an oversight fee with respect to any particular property. Property management fees are recorded in rental expenses in the accompanying condensed consolidated statements of comprehensive income.

Leasing Commission Fees

The Company pays the Property Manager a separate fee for the initial lease-up, leasing-up of newly constructed properties or re-leasing to existing tenants. Leasing commission fees are capitalized in other assets, net, in the accompanying condensed consolidated balance sheets and amortized over the terms of the related leases.

Construction Management Fees

For acting as general contractor and/or construction manager to supervise or coordinate projects or to provide major repairs or rehabilitation on the Company’s properties, the Company may pay the Property

Manager up to 5.0% of the cost of the projects, repairs and/or rehabilitation, as applicable, or construction management fees. Construction management fees are capitalized in buildings and improvements, in the accompanying condensed consolidated balance sheets.

Disposition Fees

The Company will pay its Advisor, or its affiliates, if it provides a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of properties, a disposition fee, equal to the lesser of 1.0% of the contract sales price and one-half of the total brokerage commission paid if a third party broker is also involved, without exceeding the lesser of 6.0% of the contract sales price or a reasonable, customary and competitive real estate commission. As of March 31, 2019, the Company had not incurred any disposition fees to the Advisor or its affiliates.

Subordinated Participation in Net Sale Proceeds

Upon the sale of the Company, the Advisor will receive 15% of the remaining net sale proceeds after return of capital contributions plus payment to investors of a 6.0% annual cumulative, non-compounded return on the capital contributed by investors, or the subordinated participation in net sale proceeds. As of March 31, 2019, the Company had not incurred any subordinated participation in net sale proceeds to the Advisor or its affiliates.

Subordinated Incentive Listing Fee

Upon the listing of the Company’s shares on a national securities exchange, the Advisor will receive 15% of the amount by which the sum of the Company’s adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to a 6.0% annual cumulative, non-compounded return to investors, or the subordinated incentive listing fee. As of March 31, 2019, the Company had not incurred any subordinated incentive listing fees to the Advisor or its affiliates.

Subordinated Distribution Upon Termination Fee

Upon termination or non-renewal of the advisory agreement, with or without cause, the Advisor will be entitled to receive subordinated termination fees from the Operating Partnership equal to 15% of the amount by which the sum of the Company’s adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an annual 6.0% cumulative, non-compounded return to investors. In addition, the Advisor may elect to defer its right to receive a subordinated termination fee upon termination until either shares of the Company’s common stock are listed and traded on a national securities exchange or another liquidity event occurs. As of March 31, 2019, the Company had not incurred any subordinated termination fees to the Advisor or its affiliates.

Concurrently with the entry into the Merger Agreement on April 11, 2019, the Company, the Operating Partnership, the Advisor and REIT I Operating Partnership entered into the Third Amended and Restated REIT II Advisory Agreement, or the Amended REIT II Advisory Agreement, which shall become effective at the effective time of the REIT Merger. The Amended REIT II Advisory Agreement will amend the Company’s existing advisory agreement, dated as of June 10, 2014, to add REIT I Operating Partnership as a party and to increase the Combined Company’s stockholder return threshold to an 8.0% cumulative return prior to the Advisor receiving any distributions of net sales proceeds. See Note 15—“Subsequent Events” for additional information and definitions of the terms.

The following table details amounts incurred and payable to affiliates in connection with the Company’s related parties transactions as described above for the three months ended March 31, 2019 and 2018 and as of March 31, 2019 and December 31, 2018 (amounts in thousands):

		Incurred		Payable
		For the Three Months Ended March 31,		March 31, 2019	December 31, 2018
Fee	Entity	2019	2018
Other offering costs reimbursement	Carter Validus Advisors II, LLC and its affiliates	$—	$647	$—	$89
Selling commissions and dealer manager fees	SC Distributors, LLC	—	1,689	—	—
Distribution and servicing fees	SC Distributors, LLC	(52)	374	9,300	10,218
Acquisition fees	Carter Validus Advisors II, LLC and its affiliates	—	1,019	—	32
Asset management fees	Carter Validus Advisors II, LLC and its affiliates	3,494	3,099	1,165	1,182
Property management fees	Carter Validus Real Estate Management Services II, LLC	1,209	1,037	483	420
Operating expense reimbursement	Carter Validus Advisors II, LLC and its affiliates	730	312	224	421
Leasing commission fees	Carter Validus Real Estate Management Services II, LLC	3	—	3	25
Construction management fees	Carter Validus Real Estate Management Services II, LLC	129	111	181	40

Total		$5,513	$8,288	$11,356	$12,427

Note 10—Segment Reporting

Management reviews the performance of individual properties and aggregates individual properties based on operating criteria into two reportable segments—commercial real estate investments in data centers and healthcare, and makes operating decisions based on these two reportable segments. The Company’s commercial real estate investments in data centers and healthcare are based on certain underwriting assumptions and operating criteria, which are different for data centers and healthcare.

The Company evaluates performance based on net operating income of the individual properties in each segment. Net operating income, a non-GAAP financial measure, is defined as rental revenue, less rental expenses, which excludes depreciation and amortization, general and administrative expenses, asset management fees and interest and other expense, net. The Company believes that segment net operating income serves as a useful supplement to net income because it allows investors and management to measure unlevered property-level operating results and to compare operating results to the operating results of other real estate companies between periods on a consistent basis. Segment net operating income should not be considered as an alternative to net income determined in accordance with GAAP as an indicator of financial performance, and accordingly, the Company believes that in order to facilitate a clear understanding of the consolidated historical operating results, segment net operating income should be examined in conjunction with net income as presented in the accompanying condensed consolidated financial statements and data included elsewhere in this Quarterly Report on Form 10-Q.

Non-segment assets primarily consist of corporate assets, including cash and cash equivalents, real estate and escrow deposits, deferred financing costs attributable to the revolving line of credit portion of the Company’s secured credit facility and other assets not attributable to individual properties.

Summary information for the reportable segments during the three months ended March 31, 2019 and 2018, is as follows (amounts in thousands):

	Data Centers	Healthcare	Three Months Ended March 31, 2019
Revenue:
Rental revenue	$26,677	$19,790	$46,467
Expenses:
Rental expenses	(6,965)	(2,163)	(9,128)

Segment net operating income	$19,712	$17,627	37,339

Expenses:
General and administrative expenses			(1,403)
Asset management fees			(3,494)
Depreciation and amortization			(18,246)

Income from operations			14,196
Interest and other expense, net			(9,835)

Net income attributable to common stockholders			$4,361

	Data Centers	Healthcare	Three Months Ended March 31, 2018
Revenue:
Rental revenue	$23,721	$17,573	$41,294
Expenses:
Rental expenses	(5,937)	(2,353)	(8,290)

Segment net operating income	$17,784	$15,220	33,004

Expenses:
General and administrative expenses			(943)
Asset management fees			(3,099)
Depreciation and amortization			(13,717)

Income from operations			15,245
Interest and other expense, net			(7,741)

Net income attributable to common stockholders			$7,504

There were no intersegment sales or transfers during the three months ended March 31, 2019 and 2018.

Assets by each reportable segment as of March 31, 2019 and December 31, 2018 are as follows (amounts in thousands):

	March 31, 2019	December 31, 2018
Assets by segment:
Data centers	$1,008,793	$1,001,357
Healthcare	893,057	900,114
All other	59,179	62,358

Total assets	$1,961,029	$1,963,829

Capital additions and acquisitions by reportable segments for the three months ended March 31, 2019 and 2018 are as follows (amounts in thousands):

	Three Months Ended March 31,
	2019	2018
Capital additions and acquisitions by segment:
Data centers	$995	$52,213
Healthcare	78	5,629

Total capital additions and acquisitions	$1,073	$57,842

Note 11—Fair Value

Notes payable—Fixed Rate—The estimated fair value of notes payable—fixed rate measured using observable inputs from similar liabilities (Level 2) was approximately $216,542,000 and $214,282,000 as of March 31, 2019 and December 31, 2018, respectively, as compared to the outstanding principal of $220,276,000 and $220,351,000 as of March 31, 2019 and December 31, 2018, respectively. The estimated fair value of notes payable—variable rate fixed through interest rate swap agreements (Level 2) was approximately $243,258,000 and $241,739,000 as of March 31, 2019 and December 31, 2018, respectively, as compared to the outstanding principal of $247,205,000 and $247,435,000 as of March 31, 2019 and December 31, 2018, respectively.

Secured credit facility—The outstanding principal of the secured credit facility—variable was $265,000,000 and $255,000,000, which approximated its fair value as of March 31, 2019 and December 31, 2018, respectively. The fair value of the Company’s variable rate secured credit facility is estimated based on the interest rates currently offered to the Company by financial institutions. The estimated fair value of the secured credit facility—variable rate fixed through interest rate swap agreements (Level 2) was approximately $96,554,000 and $96,146,000 as of March 31, 2019 and December 31, 2018, respectively, as compared to the outstanding principal of $100,000,000 as of March 31, 2019 and December 31, 2018.

Derivative instruments—Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize, or be liable for, on disposition of the financial instruments. The Company determined that the majority of the inputs used to value its interest rate swaps fall within Level 2 of the fair value hierarchy. The credit valuation adjustments associated with these instruments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and the respective counterparty. However, as of March 31, 2019, the Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, and determined that the credit valuation adjustments are not significant to the overall valuation of its interest rate swaps. As a result, the Company determined that its interest rate swaps valuation in its entirety is classified in Level 2 of the fair value hierarchy. See Note 12—“Derivative Instruments and Hedging Activities” for a further discussion of the Company’s derivative instruments.

The following tables show the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of March 31, 2019 and December 31, 2018 (amounts in thousands):

	March 31, 2019
	Fair Value Hierarchy
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Derivative assets	$—	$3,420	$—	$3,420

Total assets at fair value	$—	$3,420	$—	$3,420

Liabilities:
Derivative liabilities	$—	$827	$—	$827

Total liabilities at fair value	$—	$827	$—	$827

	December 31, 2018
	Fair Value Hierarchy
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Derivative assets	$—	$6,204	$—	$6,204

Total assets at fair value	$—	$6,204	$—	$6,204

Note 12—Derivative Instruments and Hedging Activities

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the agreements without exchange of the underlying notional amount.

Changes in the fair value of derivatives designated, and that qualify, as cash flow hedges is recorded in accumulated other comprehensive income in the accompanying condensed consolidated statements of stockholders’ equity and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

On January 1, 2019, the Company adopted ASU 2017-12. As a result of the adoption of ASU 2017-12, the cumulative ineffectiveness gain of $103,000 previously recognized on existing cash flow hedges was reclassified to accumulated other comprehensive income from accumulated distributions in excess of earnings. See Note 2—“Summary of Significant Accounting Policies” for additional information regarding ASU 2017-12.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest and other expense, net, as interest payments are made on the Company’s variable rate debt. During the next twelve months, the Company estimates that an additional $2,343,000 will be reclassified from accumulated other comprehensive income as a decrease to interest and other expense, net.

See Note 11—“Fair Value” for further discussion of the fair value of the Company’s derivative instruments.

The following table summarizes the notional amount and fair value of the Company’s derivative instruments (amounts in thousands):

Derivatives Designated as Hedging Instruments	Balance Sheet Location	Effective Dates	Maturity Dates	March 31, 2019			December 31, 2018
				Outstanding Notional Amount	Fair Value of		Outstanding Notional Amount	Fair Value of
					Asset	(Liability)		Asset	(Liability)
Interest rate swaps	Other assets, net/Accounts payable and other liabilities	07/01/2016 to 04/01/2019(1)	12/22/2020 to 04/27/2023	$497,205	$3,420	$(827)	$347,435	$6,204	$—

(1)

During the three months ended March 31, 2019, the Company entered into two interest rate swap agreements, with an effective date of April 1, 2019, which will effectively fix LIBOR related to $150,000,000 of the term loans of the secured credit facility.

The notional amount under the agreements is an indication of the extent of the Company’s involvement in each instrument at the time, but does not represent exposure to credit, interest rate or market risks.

Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges to hedge the variability of the anticipated cash flows on its variable rate secured credit facility and notes payable. The change in fair value of the derivative instruments that are designated as hedges are recorded in other comprehensive income (loss), or OCI, in the accompanying condensed consolidated statements of comprehensive income.

The table below summarizes the amount of income (loss) recognized on the interest rate derivatives designated as cash flow hedges for the three months ended March 31, 2019 and 2018 (amounts in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Income (Loss) Recognized in OCI on Derivatives	Location of (Loss) Income Reclassified From Accumulated Other Comprehensive Income to Net Income	Amount of (Loss) Income Reclassified From Accumulated Other Comprehensive Income to Net Income
For the Three Months Ended March 31, 2019
Interest rate swaps	$(2,955)	Interest and other expense, net	$656

Total	$(2,955)		$656

For the Three Months Ended March 31, 2018
Interest rate swaps	$4,446	Interest and other expense, net	$(129)

Total	$4,446		$(129)

Credit Risk-Related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations. The Company records credit risk valuation adjustments on its interest rate swaps based on the respective credit quality of the Company and the counterparty. The Company believes it mitigates its credit risk by entering into agreements with creditworthy counterparties. As of March 31, 2019, the fair value of derivatives in a net liability position, including accrued interest but excluding any adjustment for nonperformance risk related to the agreement, was $820,000. As of March 31, 2019, there were no termination events or events of default related to the interest rate swaps.

Tabular Disclosure Offsetting Derivatives

The Company has elected not to offset derivative positions in its condensed consolidated financial statements. The following tables present the effect on the Company’s financial position had the Company made the election to offset its derivative positions as of March 31, 2019 and December 31, 2018 (amounts in thousands):

Offsetting of Derivative
Assets
				Gross Amounts Not Offset in the Balance Sheet
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets Presented in the Balance Sheet	Financial Instruments Collateral	Cash Collateral	Net Amount
March 31, 2019	$3,420	$—	$3,420	$(84)	$—	$3,336

December 31, 2018	$6,204	$—	$6,204	$—	$—	$6,204

Offsetting of Derivative
Liabilities
				Gross Amounts Not Offset in the Balance Sheet
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Liabilities Presented in the Balance Sheet	Financial Instruments Collateral	Cash Collateral	Net Amount
March 31, 2019	$827	$—	$827	$(84)	$—	$743

December 31, 2018	$—	$—	$—	$—	$—	$—

The Company reports derivative assets and derivative liabilities in the accompanying condensed consolidated balance sheets as other assets, net, and accounts payable and other liabilities, respectively.

Note 13—Accumulated Other Comprehensive Income

The following table presents a rollforward of amounts recognized in accumulated other comprehensive income by component for the three months ended March 31, 2019 and 2018 (amounts in thousands):

Unrealized Income on Derivative Instruments
Balance as of December 31, 2018	$6,100
Cumulative effect of accounting change	103

Balance as of January 1, 2019	6,203
Other comprehensive loss before reclassification	(2,955)
Amount of income reclassified from accumulated other comprehensive income to net income	(656)

Other comprehensive income	(3,611)

Balance as of March 31, 2019	$2,592

Unrealized Income on Derivative Instruments
Balance as of December 31, 2017	$3,710
Other comprehensive income before reclassification	4,446
Amount of loss reclassified from accumulated other comprehensive income to net income	129

Other comprehensive income	4,575

Balance as of March 31, 2018	$8,285

The following table presents reclassifications out of accumulated other comprehensive income for the three months ended March 31, 2019 and 2018 (amounts in thousands):

Details about Accumulated Other Comprehensive Income Components	Amounts Reclassified from Accumulated Other Comprehensive Income to Net Income		Affected Line Items in the Condensed Consolidated Statements of Comprehensive Income
	Three Months Ended March 31,
	2019	2018
Interest rate swap contracts	$(656)	$129	Interest and other expense, net

Note 14—Commitments and Contingencies

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. As of March 31, 2019, there were, and currently there are, no material pending legal proceedings to which the Company is a party. While the resolution of a lawsuit or proceeding may have an impact to the Company’s financial results for the period in which it is resolved, the Company believes that the final disposition of the lawsuits or proceedings in which it is currently involved, either individually or in the aggregate, will not have a material adverse effect on its financial position, results of operations or liquidity.

Note 15—Subsequent Events

Distributions Paid to Stockholders

The following table summarizes the Company’s distributions paid subsequent to March 31, 2019 (amounts in thousands):

Payment Date	Common Stock	Cash	DRIP	Total Distribution
April 1, 2019 (1)	Class A	$2,458	$2,144	$4,602
April 1, 2019 (1)	Class I	406	292	698
April 1, 2019 (1)	Class T	824	1,025	1,849
April 1, 2019 (1)	Class T2	71	95	166

		$3,759	$3,556	$7,315

May 1, 2019 (2)	Class A	$2,393	$2,042	$4,435
May 1, 2019 (2)	Class I	393	280	673
May 1, 2019 (2)	Class T	808	979	1,787
May 1, 2019 (2)	Class T2	69	92	161

		$3,663	$3,393	$7,056

(1)	Distributions declared to stockholders of record as of the close of business on each day of the period commencing on March 1, 2019 and ending on March 31, 2019.

(2)	Distributions declared to stockholders of record as of the close of business on each day of the period commencing on April 1, 2019 and ending on April 30, 2019.

Distributions Authorized

Class A Shares

On May 10, 2019, the board of directors of the Company approved and authorized a daily distribution to the Company’s Class A stockholders of record as of the close of business on each day of the period commencing on June 1, 2019 and ending on August 31, 2019. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001802170 per share of Class A common stock, which will be equal to an annualized distribution rate of 6.40%, assuming a purchase price of $10.278 per Class A share. The distributions declared for each record date in June 2019, July 2019 and August 2019 will be paid in July 2019, August 2019 and September 2019, respectively. The distributions will be payable to stockholders from legally available funds therefor.

Class I Shares

On May 10, 2019, the board of directors of the Company approved and authorized a daily distribution to the Company’s Class I stockholders of record as of the close of business on each day of the period commencing on June 1, 2019 and ending on August 31, 2019. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001802170 per share of Class I common stock, which will be equal to an annualized distribution rate of 7.04%, assuming a purchase price of $9.343 per Class I share. The distributions declared for each record date in June 2019, July 2019 and August 2019 will be paid in July 2019, August 2019 and September 2019, respectively. The distributions will be payable to stockholders from legally available funds therefor.

Class T Shares

On May 10, 2019, the board of directors of the Company approved and authorized a daily distribution to the Company’s Class T stockholders of record as of the close of business on each day of the period commencing on June 1, 2019 and ending on August 31, 2019. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001561644 per share of Class T common stock, which will be equal to an annualized distribution rate of 5.79%, assuming a purchase price of $9.840 per Class T share. The distributions declared for each record date in June 2019, July 2019 and August 2019 will be paid in July 2019, August 2019 and September 2019, respectively. The distributions will be payable to stockholders from legally available funds therefor.

Class T2 Shares

On May 10, 2019, the board of directors of the Company approved and authorized a daily distribution to the Company’s Class T2 stockholders of record as of the close of business on each day of the period commencing on June 1, 2019 and ending on August 31, 2019. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001561644 per share of Class T2 common stock, which will be equal to an annualized distribution rate of 5.82%, assuming a purchase price of $9.788 per Class T2 share. The distributions declared for each record date in June 2019, July 2019 and August 2019 will be paid in July 2019, August 2019 and September 2019, respectively. The distributions will be payable to stockholders from legally available funds therefor.

Agreement and Plan of Merger

On April 11, 2019, the Company, along with Carter Validus Mission Critical REIT, Inc. (“REIT I”), the Company’s operating partnership (“REIT II Operating Partnership”), Carter/Validus Operating Partnership, LP,

the operating partnership of REIT I (“REIT I Operating Partnership”), and Lightning Merger Sub, LLC, a wholly owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Subject to the terms and conditions of the Merger Agreement, REIT I will merge with and into Merger Sub (the “REIT Merger”), with Merger Sub surviving the REIT Merger (the “Surviving Entity”), such that following the REIT Merger, the Surviving Entity will continue as a wholly owned subsidiary of the Company. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of REIT I shall cease.

At the effective time of the REIT Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of REIT I’s common stock (or a fraction thereof), $0.01 par value per share (the “REIT I Common Stock”), will be converted into the right to receive:

(i)    $1.00 in cash; and

(ii)    0.4681 shares of REIT II Class A Common Stock, par value $0.01 per share, or the REIT II Class A Common Stock.

In addition, each share of REIT I Common Stock, if any, then held by any wholly owned subsidiary of REIT I or by the Company or any of its wholly owned subsidiaries will no longer be outstanding and will automatically be retired and cease to exist, and no consideration shall be paid, nor any other payment or right inure or be made with respect to such shares of REIT I Common Stock in connection with or as a consequence of the REIT Merger.

The combined company after the REIT Merger (the “Combined Company”) will retain the name “Carter Validus Mission Critical REIT II, Inc.” The REIT Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.

If the Merger Agreement is terminated in connection with REIT I’s acceptance of a Superior Proposal or making an Adverse Recommendation Change, then REIT I must pay to the Company a termination fee of (i) $14,400,000 if it occurred within five business days of the end of the specified period for negotiations with the Company following notice (received within five business days of the Go Shop Period End Time, as defined in the Merger Agreement,) that REIT I intends to enter into a Superior Proposal or (ii) $28,800,000 if it occurred thereafter.

Fifth Amendment to Operating Partnership Agreement

Concurrently with the entry into the Merger Agreement, the Company entered into an amendment (the “Fifth Amendment”) to the Amended and Restated Limited Partnership Agreement of Carter Validus Operating Partnership II, LP (the “Partnership Agreement”), as amended, by and between the Company, which holds both general partner and limited partner interests in the REIT II Operating Partnership, and REIT II Advisor, which holds a special limited partner interest in the REIT II Operating Partnership. The Fifth Amendment will become effective at the effective time of the REIT Merger. The purpose of the Fifth Amendment is to revise the economic interests of the REIT II Advisor by providing that the REIT II Advisor will not receive any distributions of Net Sales Proceeds (as defined in the Partnership Agreement) pursuant to the Partnership Agreement.

Amended and Restated Advisory Agreement

Concurrently with the entry into the Merger Agreement, the Company, REIT I Operating Partnership, REIT II Operating Partnership and Carter Validus Advisors II, LLC (“REIT II Advisor”) entered into the Third Amended and Restated REIT II Advisory Agreement (the “Amended REIT II Advisory Agreement”), which shall become effective at the effective time of the REIT Merger. The Amended REIT II Advisory Agreement will amend REIT II’s existing advisory agreement, dated as of June 10, 2014, to add REIT I Operating Partnership as a party and to increase the Combined Company’s stockholder return threshold to an 8.0% cumulative return prior to REIT II Advisor receiving any distributions of Net Sales Proceeds (as defined in the Amended REIT II Advisory Agreement).

Sixth Amended and Restated Share Repurchase Program

In connection with the transactions contemplated herein, on April 10, 2019, the Company’s board of directors approved the Sixth Amended and Restated Share Repurchase Program (the “Sixth Amended & Restated SRP”), which will become effective on May 11, 2019, and will apply beginning with repurchases made on the 2019 third quarter Repurchase Date. Under the Sixth Amended & Restated SRP, the Company will only repurchase shares of common stock (Class A shares, Class I shares, Class T Shares and Class T2 shares) in connection with the death, qualifying disability, or involuntary exigent circumstance (as determined by the Company’s board of directors in its sole discretion) of a stockholder, subject to certain terms and conditions specified in the Sixth Amended & Restated SRP.

Consent and Second Amendment to KeyBank Credit Facility

On April 11, 2019, REIT II Operating Partnership, the Company, and certain of REIT II Operating Partnership’s subsidiaries entered into the Consent and Second Amendment to the Third Amended and Restated Credit Agreement (the “KeyBank Credit Facility”), with KeyBank National Association, a national banking association (“KeyBank”), certain other lenders, and KeyBank, as Administrative Agent, which provides for KeyBank’s consent, as Administrative Agent, to REIT I Operating Partnership’s and the Company’s execution and delivery of the Merger Agreement, and a conditional consent to the consummation of the Merger Agreement, subject to certain Merger Effectiveness Conditions (as defined in the Consent and Second Amendment). In addition, the Consent and Second Amendment to the KeyBank Credit Facility (i) increases the amount of Secured Debt that is Recourse Indebtedness (as defined in the KeyBank Credit Facility) from 15% to 17.5% for four full consecutive fiscal quarters immediately following the date on which the REIT Merger is consummated and one partial fiscal quarter (to include the quarter in which the REIT Merger is consummated, if this occurs), (ii) allows, after April 27, 2019, the REIT II Operating Partnership, the Company, Merger Sub and the REIT I Operating Partnership to incur, assume or guarantee indebtedness as permitted under the KeyBank Credit Facility and with respect to which there is a lien on any equity interests of such entity, and (iii) from and after the consummation of the REIT Merger, allows Merger Sub and REIT I Operating Partnership to be additional guarantors to the KeyBank Credit Facility.

Bridge Facility

On April 11, 2019, in connection with the execution of the Merger Agreement, REIT II Operating Partnership (the “Borrower”), entered into a commitment letter (the “Commitment Letter”) to obtain a senior secured bridge facility ( the “Bridge Facility”) with SunTrust Bank and KeyBank, collectively, as the “Lenders”, and SunTrust Robinson Humphrey, Inc. and KeyBanc Capital Markets Inc., collectively, as the “Lead Arrangers”, in an amount of $475,000,000. The Bridge Facility has a six month term from April 11, 2019. The Bridge Facility must be closed on or before the date that is six months from April 11, 2019. The annual interest rate payable under the Bridge Facility, at the Borrower’s option, shall be either (i) the London Interbank Offered Rate (“LIBOR”), plus the Applicable LIBOR Margin; or (ii) the Base Rate, plus the Applicable Base Rate Margin. The Base Rate is defined as the greater of (a) the fluctuating annual rate of interest announced from time to time by SunTrust as its “prime rate”, (b) one half of one percent (0.5%) above the Federal Funds Effective Rate, or (c) 1.0%. The Applicable Margin shall be 225 basis points for LIBOR Loans (and 125 basis points for Base Rate Loans) with automatic increases of 25 basis points to each margin every 90 days following the Closing Date.

The Bridge Facility is interest only paid on a monthly basis with all principal due at maturity. Additionally, the Borrower agreed to pay certain fees indicated in a separate fee letter: underwriting fee and commitment fee together equal to 50 basis points of the Bridge Facility; structuring fee equal to the greater of (a) $350,000 or (b) 10 basis points of the Bridge Facility; funding fee equal to 50 basis points of the funded amount and ticking fee equal to 12 basis points of the Bridge Facility per annum. The funding of the Bridge Facility provided for in the Commitment Letter is contingent on the satisfaction of customary conditions, including but not limited to (i) the execution and delivery of definitive documentation with respect to the Bridge Facility in accordance with the terms set forth in the Commitment Letter and (ii) the consummation of the REIT Merger in accordance with the Merger Agreement.

The Bridge Facility will be collateralized by the Bridge Pool Properties as defined in the Commitment Letter, which will be comprised of certain, but not all, REIT I properties.

Renewal of the Management Agreement

On May 10, 2019, the board of directors, including all independent directors of the Company, after review of the Property Manager’s performance during the last year, authorized the Company to execute a mutual consent to renew the management agreement by and among the Company, the Operating Partnership and the Property Manager, dated May 19, 2014, as amended and renewed. The renewal will be for a one-year term and will be effective as of May 19, 2019.

Renewal of the Advisory Agreement

On May 10, 2019, the board of directors, including all independent directors of the Company, after review of the Advisor’s performance during the last year, authorized the Company to execute a mutual consent to renew the amended and restated advisory agreement, by and among the Company, the Operating Partnership and the Advisor, dated June 10, 2014, as amended and renewed. The renewal will be for a one-year term and will be effective as of June 10, 2019.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Quarterly Report on Form 10-Q.

The following discussion should also be read in conjunction with our audited consolidated financial statements, and the notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the U.S. Securities and Exchange Commission, or the SEC, on March 22, 2019, or the 2018 Annual Report on Form 10-K.

The terms “we,” “our,” “us,” and the “Company” refer to Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP, or our Operating Partnership, and all wholly-owned subsidiaries.

Forward-Looking Statements

Certain statements contained in this Quarterly Report on Form 10-Q, other than historical facts, include forward-looking statements that reflect our expectations and projections about our future results, performance, prospects and opportunities. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date this Quarterly Report on Form 10-Q is filed with the SEC. We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Quarterly Report on Form 10-Q, and we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. See Item 1A. “Risk Factors” of our 2018 Annual Report on Form 10-K for a discussion of some, although not all, of the risks and uncertainties that could cause actual results to differ materially from those presented in our forward-looking statements.

Management’s discussion and analysis of financial condition and results of operations is based upon our condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Overview

We were formed on January 11, 2013, under the laws of Maryland to acquire and operate a diversified portfolio of income-producing commercial real estate with a focus on data centers and healthcare properties, preferably with long-term net leases to creditworthy tenants, as well as to make real estate-related investments that relate to such property types.

We ceased offering shares of common stock in our initial public offering of $2,350,000,000 of shares of our common stock, or our Initial Offering, consisting of $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, or DRIP, on November 24, 2017. At the completion of our Initial Offering, we had accepted investors subscriptions for and issued approximately 125,095,000 shares of Class A, Class I and Class T common stock, including shares of common stock issued pursuant to our DRIP resulting in gross proceeds of $1,223,803,000, before selling commissions and dealer manager fees of approximately $91,503,000.

On October 13, 2017, we registered 10,893,246 shares of common stock under the DRIP pursuant to a Registration Statement on Form S-3, or the DRIP Registration Statement, for a price per share of $9.18 per Class A share, Class I share and Class T share for a proposed maximum offering price of $100,000,000 in shares of common stock, or the DRIP Offering. The DRIP Registration Statement was automatically effective with the SEC upon filing and we commenced offering shares of common stock pursuant to the DRIP Registration Statement on December 1, 2017. On December 6, 2017, we filed a post-effective amendment to our DRIP Registration Statement to register shares of Class T2 common stock at $9.18 per share.

On November 27, 2017, we commenced our follow-on offering of up to $1,000,000,000 in shares of Class A common stock, Class I common stock, and Class T common stock, or our Offering, and collectively with our Initial Offering and the DRIP Offering, our Offerings. On March 14, 2018, we ceased offering shares of Class T common stock in our Offering, and we began offering shares of Class T2 common stock in our Offering on March 15, 2018. We continue to offer shares of Class T common stock in the DRIP Offering. We ceased offering shares of common stock pursuant to our Offering on November 27, 2018. At the completion of our Offering, we had accepted investors’ subscriptions for and issued approximately 13,491,000 shares of Class A, Class I, Class T and Class T2 common stock resulting in gross proceeds of $129,308,000. We deregistered the remaining $870,692,000 of shares of Class A, Class I, Class T and Class T2 common stock.

As of March 31, 2019, we had accepted investors’ subscriptions for and issued approximately 144,512,000 shares of Class A, Class I, Class T and Class T2 common stock in our Offerings, resulting in receipt of gross proceeds of approximately $1,407,566,000, before share repurchases of $74,547,000, selling commissions and dealer manager fees of approximately $96,734,000 and other offering costs of approximately $27,005,000.

On September 27, 2018, our board of directors, at the recommendation of our audit committee, which is comprised solely of independent directors, established an estimated net asset value, or the NAV, per share of our common stock, or the Estimated Per Share NAV, calculated as of June 30, 2018, of $9.25. Therefore, effective October 1, 2018 through the termination of our Offering, shares of common stock were offered for a price per share of $10.278 per Class A share, $9.343 per Class I share and $9.788 per Class T2 share. Further, effective October 1, 2018, shares of common stock are offered pursuant to the DRIP Offering for a price per share of $9.25. The Estimated Per Share NAV was calculated for purposes of assisting broker-dealers participating in the Initial Offering and the Offering in meeting their customer account statement reporting obligations under the National Association of Securities Dealers Conduct Rule 2340. The Estimated Per Share NAV was determined by our board of directors after consultation with Carter Validus Advisors II, LLC, or our Advisor, and an independent third-party valuation firm. The Estimated Per Share NAV is not subject to audit by our independent registered public accounting firm. We intend to publish an updated estimated NAV per share on at least an annual basis.

Substantially all of our operations are conducted through our Operating Partnership. We are externally advised by our Advisor, which is our affiliate, pursuant to an advisory agreement by and among us, our Operating Partnership and our Advisor. Our Advisor supervises and manages our day-to-day operations and selects the properties and real estate-related investments we acquire, subject to the oversight and approval of our board of directors. Our Advisor also provides marketing, sales and client services related to real estate on our behalf. Our Advisor engages affiliated entities to provide various services to us. Our Advisor is managed by, and is a subsidiary of, our sponsor, Carter Validus REIT Management Company II, LLC, or our Sponsor. We have no paid employees and we rely on our Advisor to provide substantially all of our services.

Carter Validus Real Estate Management Services II, LLC, or our Property Manager, a wholly-owned subsidiary of our Sponsor, serves as our property manager. Our Advisor and our Property Manager received, and will continue to receive, fees during the acquisition and operational stages and our Advisor may be eligible to receive fees during our liquidation stage. SC Distributors, LLC, an affiliate of the Advisor, or the Dealer Manager, served as the dealer manager of our Initial Offering and our Offering. The Dealer Manager received fees for services related to the Initial Offering and the Offering. We continue to pay the Dealer Manager a distribution and servicing fee with respect to Class T and T2 shares that were sold in our Initial Offering and Offering.

We currently operate through two reportable segments – commercial real estate investments in data centers and healthcare. As of March 31, 2019, we had purchased 62 real estate investments, consisting of 85 properties, comprising approximately 5,815,000 of gross rental square feet for an aggregate purchase price of approximately $1,828,418,000.

Pending Merger with Carter Validus Mission Critical REIT, Inc.

On April 11, 2019, we, along with Carter Validus Mission Critical REIT, Inc. (“REIT I”), our Operating Partnership, Carter/Validus Operating Partnership, LP, the operating partnership of REIT I (“REIT I Operating Partnership”), and Lightning Merger Sub, LLC, our wholly owned subsidiary (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Subject to the terms and conditions of the Merger Agreement, REIT I will merge with and into Merger Sub (the “REIT Merger”), with Merger Sub surviving the REIT Merger (the “Surviving Entity”), such that following the REIT Merger, the Surviving Entity will continue as our wholly owned subsidiary. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of REIT I shall cease.

At the effective time of the REIT Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of REIT I’s common stock (or a fraction thereof), $0.01 par value per share (the “REIT I Common Stock”), will be converted into the right to receive:

(i)    $1.00 in cash; and

(ii)    0.4681 shares of our Class A Common Stock, par value $0.01 per share, or the REIT II Class A Common Stock.

In addition, each share of REIT I Common Stock, if any, then held by any wholly owned subsidiary of REIT I or by us or any of our wholly owned subsidiaries will no longer be outstanding and will automatically be retired and cease to exist, and no consideration shall be paid, nor any other payment or right inure or be made with respect to such shares of REIT I Common Stock in connection with or as a consequence of the REIT Merger.

Pursuant to the terms of the Merger Agreement, during the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. New York City time on May 26, 2019, REIT I and its subsidiaries and representatives may initiate, solicit, provide information and enter into discussions concerning proposals relating to alternative business combination transactions.

The combined company after the REIT Merger (the “Combined Company”) will retain the name “Carter Validus Mission Critical REIT II, Inc.” The REIT Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

Critical Accounting Policies

Our critical accounting policies were disclosed in our 2018 Annual Report on Form 10-K. There have been no material changes to our critical accounting policies as disclosed therein.

Interim Unaudited Financial Data

Our accompanying condensed consolidated financial statements have been prepared by us in accordance with GAAP in conjunction with the rules and regulations of the SEC. Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, our accompanying condensed consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. Our accompanying condensed consolidated financial statements reflect all adjustments, which are, in our view, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations and cash flows for the interim period. Interim results of operations are not necessarily indicative of the results to be expected for the full year; such full year results may be less favorable. Our accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto included in our 2018 Annual Report on Form 10-K.

Qualification as a REIT

We elected, and qualify, to be taxed as a REIT for federal income tax purposes and we intend to continue to be taxed as a REIT. To maintain our qualification as a REIT, we must continue to meet certain organizational and operational requirements, including a requirement to currently distribute at least 90.0% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders.

If we fail to maintain our qualification as a REIT in any taxable year, we would then be subject to federal income taxes on our taxable income at regular corporate rates and would not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could have a material adverse effect on our net income and net cash available for distribution to our stockholders.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see Note 2—“Summary of Significant Accounting Policies—Recently Adopted Accounting Pronouncements and —Recently Issued Accounting Pronouncements Not Yet Adopted” to our condensed consolidated financial statements that are a part of this Quarterly Report on Form 10-Q.

Segment Reporting

We report our financial performance based on two reporting segments—commercial real estate investments in data centers and healthcare. See Note 10—“Segment Reporting” to our condensed consolidated financial statements that are part of this Quarterly Report on Form 10-Q for additional information about our two reporting segments.

Factors That May Influence Results of Operations

We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of our properties other than those set forth in our 2018 Annual Report on Form 10-K and in Part II, Item 1A. “Risk Factors” of this Quarterly Report on Form 10-Q.

Results of Operations

Our results of operations are influenced by the timing of acquisitions and the operating performance of our operating real estate properties. The following table shows the property statistics of our real estate properties as of March 31, 2019 and 2018:

	March 31,
	2019	2018
Number of operating real estate properties	85	71
Leased square feet	5,672,000	5,184,000
Weighted average percentage of rentable square feet leased	98%	97%

The following table summarizes our real estate activity for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
	2019	2018
Operating real estate properties acquired	—	2
Real estate properties placed into service	—	—
Aggregate purchase price of acquired real estate properties	$—	$52,087,000
Aggregate cost of properties placed into service	$—	$—
Leased square feet	—	109,000

This section describes and compares our results of operations for the three months ended March 31, 2019 and 2018. We generate almost all of our income from property operations. In order to evaluate our overall portfolio, management analyzes the net operating income of same store properties. We define “same store properties” as operating properties that were owned and operated for the entirety of both calendar periods being compared and exclude properties under development.

By evaluating the revenue and expenses of our same store properties, management is able to monitor the operations of our existing properties for comparable periods to measure the performance of our current portfolio and determine the effects of our new acquisitions on net income.

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

Changes in our revenues are summarized in the following table (amounts in thousands):

	Three Months Ended March 31,
	2019	2018	Change
Same store rental revenue	$34,826	$35,348	$(522)
Non-same store rental revenue	5,850	343	5,507
Same store tenant reimbursements	4,828	5,585	(757)
Non-same store tenant reimbursements	862	7	855
Other operating income	101	11	90

Total revenue	$46,467	$41,294	$5,173

•

Same store rental revenue decreased primarily due to an increase of provision for credit losses, which is recorded as reduction to rental revenue. During the three months ended March 31, 2019, we recorded $0.5 million in provision for credit losses, related to a tenant who is experiencing financial difficulties. Additionally, there was an increase in contractual rental revenue resulting from average annual rent escalations of 2.04% at our same store properties, which was offset entirely by straight-line rental revenue.

•

Same store tenant reimbursements, which is a non-GAAP metric, decreased primarily due to the adoption of ASU 2018-20, Narrow-Scope Improvements for Lessors, or ASU 2018-20, related to real estate taxes. See Note 2—“Summary of Significant Accounting Policies” for further discussion.

•	Non-same store rental revenue and tenant reimbursements increased due to the acquisition of 15 operating properties and placing one development property in service since January 1, 2018.

Changes in our expenses are summarized in the following table (amounts in thousands):

	Three Months Ended March 31,
	2019	2018	Change
Same store rental expenses	$7,683	$8,289	$(606)
Non-same store rental expenses	1,445	1	1,444
General and administrative expenses	1,403	943	460
Asset management fees	3,494	3,099	395
Depreciation and amortization	18,246	13,717	4,529

Total expenses	$32,271	$26,049	$6,222

•

Same store rental expenses, certain of which are subject to reimbursement by our tenants, decreased primarily due to the adoption of ASU 2018-20, related to real estate taxes. See Note 2—“Summary of Significant Accounting Policies” for further discussion.

•

Non-same store rental expenses, certain of which are subject to reimbursement by our tenants, increased primarily due to the acquisition of 15 operating properties and placing one development property in service since January 1, 2018.

•	General and administrative expenses increased primarily due to an increase in custodial fees related to maintaining and safekeeping services of our shareholders’ accounts.

•	Asset management fees increased due to an increase in our real estate properties since January 1, 2018.

•

Depreciation and amortization increased due to an increase in the weighted average depreciable basis of operating real estate properties since January 1, 2018, coupled with the acceleration of amortization recorded in the amount of $2.7 million during the three months ended March 31, 2019, related to one in-place lease intangible asset due to a tenant experiencing financial difficulties.

Changes in interest and other expense, net, are summarized in the following table (amounts in thousands):

	Three Months Ended March 31,
	2019	2018	Change
Interest and other expense, net:
Interest on notes payable	$(5,175)	$(5,199)	$24
Interest on secured credit facility	(4,197)	(2,320)	(1,877)
Amortization of deferred financing costs	(606)	(756)	150
Cash deposits interest	120	60	60
Capitalized interest	23	474	(451)

Total interest and other expense, net	$(9,835)	$(7,741)	$(2,094)

•	Interest on secured credit facility increased due to an increase in the weighted average outstanding principal balance on the secured credit facility, coupled with an increase in interest rates.

•

Capitalized interest decreased due to a decrease in the average accumulated expenditures on development properties to $1.8 million for the three months ended March 31, 2019, as compared to $35.6 million for the three months ended March 31, 2018.

Inflation

We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. There are provisions in certain of our leases with tenants that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include scheduled increases in contractual base rent receipts, reimbursement billings for operating expenses, pass-through charges and real estate tax and insurance reimbursements. However, due to the long-term nature of our leases, among other factors, the leases may not reset frequently enough to adequately offset the effects of inflation.

Liquidity and Capital Resources

Our principal demands for funds are for acquisitions of real estate and real estate-related investments, capital expenditures, operating expenses, distributions to and repurchases from stockholders and principal and interest on any current and future indebtedness. Generally, cash needs for these items are generated from operations of our current and future investments. Our sources of funds are primarily funds equal to amounts reinvested in the DRIP, operating cash flows, the secured credit facility and other borrowings.

Generally, cash needs for items other than acquisitions of real estate and real estate-related investments are met from operations, primarily through rental income received from current and future tenants of our leased properties and borrowings.

Our Advisor evaluates potential additional investments and engages in negotiations with real estate sellers, developers, brokers, investment managers, lenders and others on our behalf. Until we invest all of the proceeds received from our Offerings in properties and real estate-related investments, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments will not earn significant returns, and we cannot predict how long it will take to fully invest the proceeds in properties and real estate-related investments.

When we acquire a property, our Advisor prepares a capital plan that contemplates the estimated capital needs of that investment. In addition to operating expenses, capital needs may also include costs of refurbishment, tenant improvements or other major capital expenditures. The capital plan also sets forth the anticipated sources of the necessary capital, which may include a line of credit or other loans established with respect to the investment, operating cash generated by the investment, additional equity investments from us or joint venture partners or, when necessary, capital reserves. In some cases, a lender may require us to establish capital reserves for a particular investment. The capital plan for each investment will be adjusted through ongoing, regular reviews of our portfolio or as necessary to respond to unanticipated additional capital needs.

Short-term Liquidity and Capital Resources

On a short-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related notes and investments and payments of tenant improvements, acquisition related costs, operating expenses, distributions to and repurchases from stockholders, and interest and principal payments on current and future debt financings. We expect to meet our short-term liquidity requirements through net cash flows provided by operations, funds equal to amounts reinvested in the DRIP, borrowings on the secured credit facility, as well as secured and unsecured borrowings from banks and other lenders.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related notes and investments and payments of tenant improvements, acquisition related costs, operating expenses, distributions to and repurchases from stockholders, and interest and principal payments on current and future indebtedness. We expect to meet our long-term liquidity requirements through proceeds from cash flow from operations, borrowings on the secured credit facility, proceeds from secured or unsecured borrowings from banks or other lenders and funds equal to amounts reinvested in the DRIP.

We expect that substantially all cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures; however, we have used, and may continue to use, other sources to fund distributions, as necessary, such as, funds equal to amounts reinvested in the DRIP, borrowings on the secured credit facility and/or future borrowings on unencumbered assets. To the extent cash flows from operations are lower due to fewer properties being acquired or lower-than-expected returns on the properties held, distributions paid to stockholders may be lower. We expect that substantially all net cash flows from our operations or debt financings will be used to fund acquisitions, certain capital expenditures identified at acquisition, repayments of outstanding debt or distributions to our stockholders in excess of cash flows from operations.

Capital Expenditures

We will require approximately $4.4 million in expenditures for capital improvements over the next 12 months. We cannot provide assurances, however, that actual expenditures will not exceed these estimated expenditure levels. As of March 31, 2019, we had $4.7 million of restricted cash in escrow reserve accounts for such capital expenditures. In addition, as of March 31, 2019, we had approximately $73.7 million in cash and cash equivalents. For the three months ended March 31, 2019, we paid capital expenditures of $1.1 million that primarily related to one data center property.

Secured Credit Facility

As of March 31, 2019, the maximum commitments available under the secured credit facility were $700,000,000, consisting of a $450,000,000 revolving line of credit, with a maturity date of April 27, 2022, subject to our Operating Partnership’s right to one, 12-month extension period, and a $250,000,000 term loan, with a maturity date of April 27, 2023.

On April 11, 2019, we, through our Operating Partnership and certain of our Operating Partnership’s subsidiaries entered into the Consent and Second Amendment to the Third Amended and Restated Credit Agreement (the “KeyBank Credit Facility”), with KeyBank National Association, a national banking association (“KeyBank”), certain other lenders, and KeyBank, as Administrative Agent, which provides for KeyBank’s consent, as Administrative Agent, to REIT I Operating Partnership’s and the Company’s execution and delivery of the Merger Agreement, and a conditional consent to the consummation of the Merger Agreement, subject to certain Merger Effectiveness Conditions (as defined in the Consent and Second Amendment).

In addition, the Consent and Second Amendment to the KeyBank Credit Facility (i) increases the amount of Secured Debt that is Recourse Indebtedness (as defined in the KeyBank Credit Facility) from 15% to 17.5% for four full consecutive fiscal quarters immediately following the date on which the REIT Merger is consummated and one partial fiscal quarter (to include the quarter in which the REIT Merger is consummated, if this occurs), (ii) allows, after April 27, 2019, us , our Operating Partnership, Merger Sub and the REIT I Operating Partnership to incur, assume or guarantee indebtedness as permitted under the KeyBank Credit Facility and with respect to which there is a lien on any equity interests of such entity, and (iii) from and after the consummation of the REIT Merger, allows Merger Sub and REIT I Operating Partnership to be additional guarantors to the KeyBank Credit Facility.

Generally, the proceeds of loans made under the secured credit facility may be used to finance the acquisition of real estate investments, for tenant improvements and leasing commissions with respect to real estate, for repayment of indebtedness, for capital expenditures with respect to real estate and for general corporate and working capital purposes.

We were in compliance with all financial covenant requirements under the secured credit facility at March 31, 2019.

As of March 31, 2019, we had a total pool availability under the secured credit facility of $549,755,000 and an aggregate outstanding principal balance of $365,000,000; therefore, $184,755,000 was available to be drawn under the secured credit facility.

On January 29, 2019, we amended the secured credit facility agreement by adding beneficial ownership provisions, modifying certain definitions related to change of control and consolidated total secured debt and clarifying certain covenants related to restrictions on indebtedness and restrictions on liens.

Bridge Facility

On April 11, 2019, in connection with the execution of the Merger Agreement, our Operating Partnership, or the Borrower, entered into a commitment letter, or the Commitment Letter, to obtain a senior secured bridge facility, or the Bridge Facility, with SunTrust Bank and KeyBank, collectively, as, the Lenders, and SunTrust Robinson Humphrey, Inc. and KeyBanc Capital Markets Inc., collectively, as, the Lead Arrangers, in an amount of $475,000,000.

The Bridge Facility has a six month term from April 11, 2019. The Bridge Facility must be closed on or before the date that is six months from April 11, 2019. The funding of the Bridge Facility provided for in the Commitment Letter is contingent on the satisfaction of customary conditions, including but not limited to (i) the execution and delivery of definitive documentation with respect to the Bridge Facility in accordance with the terms set forth in the Commitment Letter and (ii) the consummation of the REIT Merger in accordance with the Merger Agreement.

The Bridge Facility will be collateralized by the Bridge Pool Properties as defined in the Commitment Letter, which will be comprised of certain, but not all, REIT I properties.

Cash Flows

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

	Three Months Ended March 31,
(in thousands)	2019	2018	Change
Net cash provided by operating activities	$19,947	$19,293	$654
Net cash used in investing activities	$(1,179)	$(57,942)	$(56,763)
Net cash (used in) provided by financing activities	$(12,954)	$42,521	$(55,475)

Operating Activities

•

Net cash provided by operating activities increased primarily due to increased rental revenues resulting from the acquisition of operating properties during 2018, partially offset by increased operating expenses related to such properties and interest paid related to our credit facility.

Investing Activities

•	Net cash used in investing activities decreased primarily due to a decrease in investments in real estate of $52.1 million and an decrease in capital expenditures of $4.7 million.

Financing Activities

•

Net cash provided by financing activities decreased primarily due to a decrease in proceeds from the secured credit facility of $20.0 million, a decrease in proceeds from issuance of common stock of $34.1 million related to the termination of our offering, an increase in repurchases of our common stock of $2.3 million and an increase in distributions to our stockholders of $1.5 million, offset by a decrease in offering costs related to the issuance of common stock of $2.6 million.

Distributions

The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including our funds available for distribution, financial condition, lenders’ restrictions and limitations, capital expenditure requirements and the annual distribution requirements needed to maintain our status as a REIT under the Internal Revenue Code of 1986, as amended. Our board of directors must authorize each distribution and may, in the future, authorize lower amounts of distributions or not authorize additional distributions and, therefore, distribution payments are not guaranteed. Our Advisor may also defer, suspend and/or waive fees and expense reimbursements if we have not generated sufficient cash flow from our operations and other sources to fund distributions. Additionally, our organizational documents permit us to pay distributions from unlimited amounts of any source, and we may use sources other than operating cash flows to fund distributions, including funds equal to amounts reinvested in the DRIP, which may reduce the amount of capital we ultimately invest in properties or other permitted investments.

We have funded distributions with operating cash flows from our properties. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders. The following table shows the sources of distributions paid during the three months ended March 31, 2019 and 2018 (amounts in thousands):

	Three Months Ended March 31,
	2019		2018
Distributions paid in cash—common stockholders	$10,813		$9,333
Distributions reinvested (shares issued)	10,385		9,920

Total distributions	$21,198		$19,253

Source of distributions:
Cash flows provided by operations (1)	$10,813	51%	$9,333	48%
Offering proceeds from issuance of common stock pursuant to the DRIP (1)	10,385	49%	9,920	52%

Total sources	$21,198	100%	$19,253	100%

(1)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.

Total distributions declared but not paid on Class A shares, Class I shares, Class T shares and Class T2 shares as of March 31, 2019, were approximately $7.3 million for common stockholders. These distributions were paid on April 1, 2019.

For the three months ended March 31, 2019, we declared and paid distributions of approximately $21.2 million to Class A stockholders, Class I stockholders, Class T stockholders and Class T2 stockholders, including shares issued pursuant to the DRIP, as compared to FFO (as defined below) for the three months ended March 31, 2019 of approximately $22.6 million, which covered 100% of our distributions paid during such period. The payment of distributions from sources other than FFO may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

For a discussion of distributions paid subsequent to March 31, 2019, see Note 15—“Subsequent Events” to the condensed consolidated financial statements included in this Quarterly Report on Form 10-Q.

Contractual Obligations

As of March 31, 2019, we had approximately $832.5 million of principal debt outstanding, of which $467.5 million related to notes payable and $365.0 million related to the secured credit facility. See Note 8—“Notes Payable and Secured Credit Facility” to the condensed consolidated financial statements that are a part of this Quarterly Report on Form 10-Q for certain terms of the debt outstanding.

Our contractual obligations as of March 31, 2019, were as follows (amounts in thousands):

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Principal payments—fixed rate debt	$1,019	$76,662	$4,866	$137,729	$220,276
Interest payments—fixed rate debt	9,546	18,272	11,718	15,209	54,745
Principal payments—variable rate debt fixed through interest rate swap agreements	1,581	106,631	238,993	—	347,205
Interest payments—variable rate debt fixed through interest rate swap agreements (1)	14,909	28,514	6,343	—	49,766
Principal payments—variable rate debt	—	—	265,000	—	265,000
Interest payments—variable rate debt (2)	12,294	24,588	7,983	—	44,865
Capital expenditures	4,414	770	319	—	5,503
Ground lease payments	536	1,072	1,072	70,031	72,711

Total	$44,299	$256,509	$536,294	$222,969	$1,060,071

(1)	We used the fixed rates under our interest rate swap agreements as of March 31, 2019, to calculate the debt payment obligations in future periods.
(2)	We used the London Interbank Offered Rate, or LIBOR, plus the applicable margin under our variable rate debt agreement as of March 31, 2019 to calculate the debt payment obligations in future periods.

Off-Balance Sheet Arrangements

As of March 31, 2019, we had no off-balance sheet arrangements.

Related-Party Transactions and Arrangements

We have entered into agreements with our Advisor and its affiliates whereby we agree to pay certain fees to, or reimburse certain expenses of, our Advisor or its affiliates for acquisition fees and expenses, organization and offering expenses, asset and property management fees and reimbursement of operating costs. Refer to Note 9—“Related-Party Transactions and Arrangements” to our condensed consolidated financial statements that are a part of this Quarterly Report on Form 10-Q for a detailed discussion of the various related-party transactions and agreements.

Funds from Operations and Modified Funds from Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations. The purchase of real estate assets and real estate-related investments, and the corresponding expenses associated with that process, is a key operational feature of our business plan in order to generate cash from operations. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which we believe is an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income as determined under GAAP.

We define FFO, consistent with NAREIT’s definition, as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property and asset impairment write-downs, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

We, along with others in the real estate industry, consider FFO to be an appropriate supplemental measure of a REIT’s operating performance because it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation and amortization and asset impairment write-downs, which we believe provides a more complete understanding of our performance to investors and to our management, and when compared year over year, reflects the impact on our operations from trends in occupancy.

Historical accounting convention (in accordance with GAAP) for real estate assets requires companies to report their investment in real estate at its carrying value, which consists of capitalizing the cost of acquisitions, development, construction, improvements and significant replacements, less depreciation and amortization and asset impairment write-downs, if any, which is not necessarily equivalent to the fair market value of their investment in real estate assets.

The historical accounting convention requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, which could be the case if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since the fair value of real estate assets historically rises and falls with market conditions including, but not limited to, inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation could be less informative.

In addition, we believe it is appropriate to disregard asset impairment write-downs as they are non-cash adjustments to recognize losses on prospective sales of real estate assets. Since losses from sales of real estate assets are excluded from FFO, we believe it is appropriate that asset impairment write-downs in advancement of realization of losses should be excluded. Impairment write-downs are based on negative market fluctuations and underlying assessments of general market conditions, which are independent of our operating performance, including, but not limited to, a significant adverse change in the financial condition of our tenants, changes in supply and demand for similar or competing properties, changes in tax, real estate, environmental and zoning law, which can change over time. When indicators of potential impairment suggest that the carrying value of real estate and related assets may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the asset through undiscounted future cash flows and eventual disposition (including, but not limited to, net rental and lease revenues, net proceeds on the sale of property and any other ancillary cash flows at a property or group level under GAAP). If based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate asset, we will record an impairment write-down to the extent that the carrying value exceeds the estimated fair value of the real estate asset. Testing for indicators of impairment is a continuous process and is analyzed on a quarterly basis or when indicators of impairment exist. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that identifying impairments is based on estimated future undiscounted cash flows and that we intend to have a relatively limited term of our operations, it could be difficult to recover any impairment charges through the eventual sale of the property.

In developing estimates of expected future cash flows, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an asset impairment, the extent of such loss, if any, as well as the carrying value of the real estate asset.

Publicly registered, non-listed REITs, such as us, typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operations. While other start up entities may also experience significant acquisition activity during their initial years, we believe that publicly registered, non-listed REITs, like us, are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. We will use the cash flows from operations and debt financings to acquire real estate assets and real estate-related investments, and our board of directors will determine to pursue a liquidity event when it believes that the then-current market conditions are favorable; however, our board of directors does not anticipate evaluating a liquidity event (i.e., listing of our shares of common stock on a national securities exchange, a sale, the sale of all or substantially all of our assets, or another similar transaction) until five to seven years after the termination of our primary offering of our initial public offering, which is generally comparable to other publicly registered, non-listed REITs. Thus, we do not intend to continuously purchase real estate assets and intend to have a limited life. Due to these factors and other unique features of publicly registered, non-listed REITs, the Institute for Portfolio Alternatives, or the IPA, an industry trade group, has standardized a measure known as modified funds from operations, or MFFO, which we believe to be another appropriate supplemental measure to reflect the operating performance of a publicly registered, non-listed REIT. MFFO is a metric used by management to evaluate sustainable performance and dividend policy. MFFO is not equivalent to our net income as determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the IPA’s definition in its Practice Guideline: FFO further adjusted for the following items included in the determination of GAAP net income; acquisition fees and expenses; amounts related to straight-line rental income and amortization of above and below intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, adjustments related to contingent purchase price obligations where such adjustments have been included in the derivation of GAAP net income, and after adjustments for a consolidated and unconsolidated partnership and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Our MFFO calculation complies with the IPA’s Practice Guideline, described above. In calculating MFFO, we exclude amortization of above and below-market leases, along with the net of right-of-use assets—operating leases amortization and operating lease liabilities accretion, resulting from above- and below- market ground leases, and amounts related to straight-line rents (which are adjusted in order to reflect such payments from a GAAP accrual basis to closer to an expected to be received cash basis of disclosing the rent and lease payment) and ineffectiveness of interest rate swaps. The other adjustments included in the IPA’s Practice Guidelines are not applicable to us.

Since MFFO excludes acquisition fees and expenses, it should not be construed as a historic performance measure. Acquisition fees and expenses are paid in cash by us, and we have not set aside or put into escrow any specific amount of proceeds from our offerings to be used to fund acquisition fees and expenses. Acquisition fees and expenses include payments to our Advisor or its affiliates and third parties. Such fees and expenses will not be reimbursed by our Advisor or its affiliates and third parties, and therefore if there are no proceeds remaining from the sale of shares of our common stock to fund future acquisition fees and expenses, such fees and expenses will need to be paid from either additional debt, operational earnings or cash flows, net proceeds from the sale of properties, or from ancillary cash flows. As a result, the amount of proceeds available for investment and operations would be reduced, or we may incur additional interest expense as a result of borrowed funds. Nevertheless, our Advisor or its affiliates will not accrue any claim on our assets if acquisition fees and expenses are not paid from the proceeds of our offerings. Under GAAP, acquisition fees and expenses related to the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and, when incurred, are included in acquisition related expenses in the accompanying condensed consolidated statements of comprehensive income and acquisition fees and expenses associated with transactions determined to be an asset acquisition are capitalized.

All paid and accrued acquisition fees and expenses have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the real estate asset, these fees and expenses and other costs related to such property. In addition, MFFO may not be an indicator of our operating performance, especially during periods in which properties are being acquired.

In addition, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flows from operations in accordance with GAAP.

We use MFFO and the adjustments used to calculate it in order to evaluate our performance against other publicly registered, non-listed REITs, which intend to have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to publicly registered, non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence the use of such measures may be useful to investors. For example, acquisition fees and expenses are intended to be funded from financing sources and not from operations. By excluding acquisition fees and expenses, the use of MFFO provides information consistent with management’s analysis of the operating performance of its real estate assets. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such charges that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to assist management and investors in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance, as an indication of our liquidity, or indicative of funds available for our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other measurements as an indication of our performance. MFFO has limitations as a performance measure. However, MFFO may be useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value since impairment write-downs are taken into account in determining net asset value but not in determining MFFO.

FFO and MFFO, as described above, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operational performance. The method used to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operating performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO. MFFO has not been scrutinized to the level of other similar non-GAAP performance measures by the SEC or any other regulatory body.

The following is a reconciliation of net income attributable to common stockholders, which is the most directly comparable GAAP financial measure, to FFO and MFFO for the three months ended March 31, 2019 and 2018 (amounts in thousands, except share data and per share amounts):

	For the Three Months Ended March 31,
	2019	2018
Net income attributable to common stockholders	$4,361	$7,504
Adjustments:
Depreciation and amortization (1)	18,246	13,717

FFO attributable to common stockholders	$22,607	$21,221

Adjustments:
Amortization of intangible assets and liabilities (2)	(1,076)	(1,087)
Amortization of operating leases	113	—
Straight-line rent (3)	(2,674)	(3,311)
Ineffectiveness of interest rate swaps	—	39

MFFO attributable to common stockholders	$18,970	$16,862

Weighted average common shares outstanding—basic	136,179,343	126,384,346

Weighted average common shares outstanding—diluted	136,204,843	126,401,940

Net income per common share—basic	$0.03	$0.06

Net income per common share—diluted	$0.03	$0.06

FFO per common share—basic	$0.17	$0.17

FFO per common share—diluted	$0.17	$0.17

(1)

During the three months ended March 31, 2019, we wrote off one in-place lease intangible asset in the amount of approximately $2.7 million by accelerating the amortization of the intangible asset related to a tenant that is experiencing financial difficulties.

(2)

Under GAAP, certain intangibles are accounted for at cost and reviewed for impairment. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges related to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

(3)

Under GAAP, rental revenue is recognized on a straight-line basis over the terms of the related lease (including rent holidays if applicable). This may result in income recognition that is significantly different than the underlying contract terms. During the three months ended March 31, 2019, we wrote off approximately $0.5 million of straight-line rent related to a tenant that is experiencing financial difficulties. By adjusting for the change in straight-line rent receivable, MFFO may provide useful supplemental information on the realized economic impact of lease terms, providing insight on the expected contractual cash flows of such lease terms, and aligns with our analysis of operating performance.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business plan, the primary market risk to which we are exposed is interest rate risk.

We have obtained variable rate debt financing to fund certain property acquisitions, and we are exposed to changes in the one-month LIBOR. Our objectives in managing interest rate risk seek to limit the impact of interest rate changes on operations and cash flows, and to lower overall borrowing costs. To achieve these objectives, we will borrow primarily at interest rates with the lowest margins available and, in some cases, with the ability to convert variable interest rates to fixed rates.

We have entered, and may continue to enter, into derivative financial instruments, such as interest rate swaps, in order to mitigate our interest rate risk on a given variable rate financial instrument. To the extent we do, we are exposed to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, it does not possess credit risk. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We manage the market risk associated with interest rate contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. We have not entered, and do not intend to enter, into derivative or interest rate transactions for speculative purposes. We may also enter into rate-lock arrangements to lock interest rates on future borrowings.

In addition to changes in interest rates, the value of our future investments will be subject to fluctuations based on changes in local and regional economic conditions and changes in the creditworthiness of tenants, which may affect our ability to refinance our debt, if necessary.

The following table summarizes our principal debt outstanding as of March 31, 2019 (amounts in thousands):

March 31, 2019
Notes payable:
Fixed rate notes payable	$220,276
Variable rate notes payable fixed through interest rate swaps	247,205

Total notes payable	467,481

Secured credit facility:
Variable rate revolving line of credit	115,000
Variable rate term loan fixed through interest rate swaps	100,000
Variable rate term loan (1)	150,000

Total secured credit facility	365,000

Total principal debt outstanding (2)	$832,481

(1)

During the three months ended March 31, 2019, the Company entered into two interest rate swap agreements, with an effective date of April 1, 2019, which will effectively fix the London Interbank Offered Rate, or LIBOR related to $150,000,000 of the term loans of the secured credit facility.

(2)	As of March 31, 2019, the weighted average interest rate on our total debt outstanding was 4.4%.

As of March 31, 2019, $265.0 million of the $832.5 million total principal debt outstanding was subject to variable interest rates with a weighted average interest rate of 4.6% per annum. As of March 31, 2019, an increase of 50 basis points in the market rates of interest would have resulted in an increase in interest expense of approximately $1.3 million per year.

As of March 31, 2019, we had 15 interest rate swap agreements outstanding, which mature on various dates from December 2020 to April 2023, with an aggregate notional amount under the swap agreements of $497.2 million. As of March 31, 2019, the aggregate settlement asset value was $2.7 million. The settlement value of these interest rate swap agreements is dependent upon existing market interest rates and swap spreads. As of March 31, 2019, an increase of 50 basis points in the market rates of interest would have resulted in an increase to the settlement asset value of these interest rate swaps to $9.7 million. These interest rate swaps were designated as hedging instruments.

We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.

Item 4. Controls and Procedures.

(a) Evaluation of disclosure controls and procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms, and that such information is accumulated and communicated to us, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and we necessarily were required to apply our judgment in evaluating whether the benefits of the controls and procedures that we adopt outweigh their costs.

As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, we conducted an evaluation as of March 31, 2019 under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of March 31, 2019, were effective at a reasonable assurance level.

(b) Changes in internal control over financial reporting. During the three months ended March 31, 2019, we modified existing controls and processes to support the adoption of Accounting Standards Codification, or ASC, 842, Leases. There have been no other changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the three months ended March 31, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings.

We are not aware of any material pending legal proceedings to which we are a party or to which our properties are the subject. See Note 14—“Commitments and Contingencies” to the condensed consolidated financial statements that are a part of this Quarterly Report on Form 10-Q.

Item 1A. Risk Factors.

There have been no material changes from the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the SEC on March 22, 2019, except as noted below.

Distributions paid from sources other than our cash flows from operations, including from the proceeds of our Offerings, will result in us having fewer funds available for the acquisition of properties and real estate-related investments, which may adversely affect our ability to fund future distributions with cash flows from operations and may adversely affect a stockholder’s overall return.

We have paid, and may continue to pay, distributions from sources other than from our cash flows from operations. For the three months ended March 31, 2019, our cash flows provided by operations of approximately $19.9 million was a shortfall of approximately $1.3 million, or 6.1%, of our distributions paid (total distributions were approximately $21.2 million, of which $10.8 million was cash and $10.4 million was reinvested in shares of our common stock pursuant to the DRIP) during such period and such shortfall was paid from proceeds from our DRIP Offering. For the year ended December 31, 2018, our cash flows provided by operations of approximately $74.2 million was a shortfall of approximately $7.0 million, or 8.6% of our distributions paid (total distributions were approximately $81.2 million, of which $40.3 million was cash and $40.9 million was reinvested in shares of our common stock pursuant to the DRIP) during such period and such shortfall was paid from proceeds from our DRIP Offering.

We may pay, and have no limits on the amounts we may pay, distributions from any source, such as from borrowings, the sale of assets, the sale of additional securities, advances from our Advisor, our Advisor’s deferral, suspension and/or waiver of its fees and expense reimbursements. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions from the sale of assets may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute stockholders’ interest in us if we sell shares of our common stock to third party investors. As a result, the return investors may realize on their investment may be reduced and investors who invested in us before we generated significant cash flow may realize a lower rate of return than later investors. Payment of distributions from any of the aforementioned sources could restrict our ability to generate sufficient cash flows from operations, affect our profitability and/or affect the distributions payable upon a liquidity event, any or all of which may have an adverse effect on an investment in us.

A high concentration of our properties in a particular geographic area, or of tenants in a similar industry, would magnify the effects of downturns in that geographic area or industry.

As of March 31, 2019, we owned 62 real estate investments, located in 42 metropolitan statistical areas, or MSAs, and one micropolitan statistical area, one of which accounted for 10.0% or more of our revenue for the three months ended March 31, 2019. Real estate investments located in the Atlanta-Sandy Springs-Roswell, Georgia MSA accounted for 15.6% of our revenue for the three months ended March 31, 2019. Accordingly, there is a geographic concentration of risk subject to fluctuations in each MSA’s economy. Geographic concentration of our properties exposes us to economic downturns in the areas where our properties are located. A regional or local recession in any of these areas could adversely affect our ability to generate or increase operating revenues, attract new tenants or dispose of unproductive properties. Similarly, if tenants of our properties become concentrated in a certain industry or industries, any adverse effect to that industry generally would have a disproportionately adverse effect on our portfolio.

As of March 31, 2019, we had no exposure to tenant concentration that accounted for 10.0% or more of revenue for the three months ended March 31, 2019.

Our investments in properties where the underlying tenant has a below investment grade credit rating, as determined by major credit rating agencies, or unrated tenants, may have a greater risk of default and therefore may have an adverse impact on our returns on that asset and our operating results.

During the three months ended March 31, 2019, approximately 13.9% of our total revenue was derived from tenants that had an investment grade credit rating from a major ratings agency, 32.2% of our total revenue was derived from tenants that were rated but did not have an investment grade credit rating from a major ratings agency and 53.9% of our total revenue was derived from tenants that were not rated. Approximately 14.7% of our total revenue was derived from non-rated tenants that were affiliates of companies having an investment grade credit rating. Our investments with tenants that do not have an investment grade credit rating from a major ratings agency or were not rated and are not affiliated with companies having an investment grade credit rating may have a greater risk of default and bankruptcy than investments in properties leased exclusively to investment grade tenants. When we invest in properties where the tenant does not have a publicly available credit rating, we use certain credit assessment tools as well as rely on our own estimates of the tenant’s credit rating which include but are not limited to reviewing the tenant’s financial information (i.e., financial ratios, net worth, revenue, cash flows, leverage and liquidity) and monitoring local market conditions. If our lender or a credit rating agency disagrees with our ratings estimates, or our ratings estimates are otherwise inaccurate, we may not be able to obtain our desired level of leverage or our financing costs may exceed those that we projected. This outcome could have an adverse impact on our returns on that asset and hence our operating results.

In evaluating potential property acquisitions, we apply credit underwriting criteria to the existing tenants of such properties. Similarly, we will apply credit underwriting criteria to possible new tenants when we are re-leasing properties in our portfolio (to the extent applicable). We expect many of the tenants of our properties to be creditworthy national or regional companies with high net worth and high operating income.

A tenant is considered creditworthy if it has a financial profile that our Advisor believes meets our criteria. In evaluating the creditworthiness of a tenant or prospective tenant, our Advisor will not use specific quantifiable standards, but will consider many factors, including, but not limited to, the proposed terms of the property acquisition, the financial condition of the tenant and/or guarantor, the operating history of the property with the tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and the lease length and other lease terms at the time of the property acquisition.

We monitor the credit of our tenants to stay abreast of any material changes in credit quality. We monitor tenant credit by (1) reviewing the credit ratings of tenants (or their parent companies) that are rated by nationally recognized rating agencies, (2) reviewing financial statements that are publicly available or that are required to be delivered to us under the applicable lease, (3) monitoring news reports and other available information regarding our tenants and their underlying businesses, (4) monitoring the timeliness of rent collections, and (5) conducting periodic inspections of our properties to ascertain proper maintenance, repair and upkeep. As of March 31, 2019, we had one tenant that experienced a deterioration in its creditworthiness.

Our shares of common stock will not be listed on an exchange for the foreseeable future, if ever, and we are not required to provide for a liquidity event. Therefore, it may be difficult for stockholders to sell their shares and, if stockholders are able to sell their shares, they will likely sell them at a substantial discount.

There is currently no public market for our shares and there may never be one. Moreover, investors should not rely on our share repurchase program as a method to sell shares promptly because our share repurchase program includes numerous restrictions that limit stockholders’ ability to sell shares to us, and our board of directors may suspend (in whole or in part) the share repurchase program at any time, and may amend, reduce or terminate our share repurchase program upon 30 days’ prior notice to our stockholders for any reason it deems appropriate. In particular, the Sixth Amended & Restated SRP, which became effective on May 11, 2019 in connection with our announcement of the proposed REIT Merger, only provides stockholders with an opportunity to have their shares of common stock repurchased by us in connection with the death, qualifying disability or involuntary exigent circumstance (as determined by our board of directors, in its sole discretion) of a stockholder, subject to certain terms and conditions specified in the Sixth Amended & Restated SRP. We will not make any share repurchases unless we have sufficient funds available for repurchase, which could include other operating funds that may be authorized by our board of directors, the applicable quarterly share and DRIP funding limitations described in the Sixth Amended & Restated SRP have not been reached, and to the extent the total number of shares for which repurchase is requested does not exceed 5% of the number of shares of our common stock outstanding on December 31st of the previous calendar year. Our board of directors may reject any request for repurchase of shares. Therefore, stockholders may not have the opportunity to make a repurchase request under the Sixth Amended & Restated SRP and stockholders may not be able to sell any of their shares of common stock back to us pursuant to the Sixth Amended & Restated SRP. Moreover, if stockholders are able to sell their shares back to us, it may not be for the same price they paid for the shares of common stock being repurchased. In the event the REIT Merger is consummated, we expect to communicate the terms of the post-REIT Merger share repurchase program, which will be determined by the board of directors at a future time. Investor suitability standards imposed by certain states may also make it more difficult to sell shares to someone in those states. The shares should be purchased as a long-term investment only.

In the future, our board of directors may consider various forms of liquidity, each of which is referred to as a liquidity event, including, but not limited to: (1) dissolution and winding up our assets; (2) merger or sale of all or substantially all of our assets; or (3) the listing of shares on a national securities exchange. In the event that a liquidity event does not occur on or before the seventh anniversary of the completion or termination of our primary offering, then a majority of our board and a majority of the independent directors must either (a) adopt a resolution that sets forth a proposed amendment to the charter extending or eliminating this deadline, or the Extension Amendment, declaring that the Extension Amendment is advisable and directing that the proposed Extension Amendment be submitted for consideration at either an annual or special meeting of our stockholders, or (b) adopt a resolution that declares that a proposed liquidation of the company is advisable on substantially the terms and conditions set forth in, or referred to, in the resolution, or the Plan of Liquidation, and directing that the proposed Plan of Liquidation be submitted for consideration at either an annual or special meeting of our stockholders. If our board seeks the Extension Amendment as described above and the stockholders do not approve such amendment, then our board shall seek the Plan of Liquidation as described above. If the stockholders do not then approve the Plan of Liquidation, the company will continue its business. If our board seeks the Plan of Liquidation as described above and the stockholders do not approve the Plan of Liquidation, then our board will seek the Extension Amendment as described above. If the stockholders do not then approve the Extension Amendment, the company will continue its business. In the event that listing on a national stock exchange occurs on or before the seventh anniversary of the completion or termination of the primary offering of our initial public offering, the company will continue perpetually unless dissolved pursuant to any applicable provision of the Maryland General Corporation Law.

We may be unable to liquidate all assets. After we adopt a Plan of Liquidation, we would likely remain in existence until all our investments are liquidated. If we do not pursue a liquidity transaction, or delay such a transaction due to market conditions, shares may continue to be illiquid and stockholders may, for an indefinite period of time, be unable to convert their investment to cash easily and could suffer losses on their investment.

Completion of the REIT Merger is subject to many conditions and if these conditions are not satisfied or waived, the REIT Merger will not be completed.

The Merger Agreement is subject to many conditions that must be satisfied or waived in order to complete the REIT Merger. The mutual conditions of the parties include, among others: (i) the approval of the REIT Merger by the holders of a majority of the outstanding shares of REIT I common stock; (ii) the absence of any law or order that would prohibit, restrain, enjoin, or make illegal the REIT Merger or any of the transactions contemplated by the Merger Agreement; and (iii) the receipt of all consents, authorizations, orders or approvals of each governmental authority necessary for the consummation of the REIT Merger and the other transactions contemplated by the Merger Agreement. In addition, each party’s obligation to consummate the REIT Merger is subject to certain other conditions, including, among others: (y) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers and other customary exceptions); and (z) the other party’s compliance with its covenants and agreements contained in the Merger Agreement.

There can be no assurance that the conditions to closing of the REIT Merger will be satisfied or waived or that the REIT Merger will be completed. Failure to consummate the REIT Merger may adversely affect our results of operations and business prospects for the following reasons, among others: (i) we incurred, and will incur additional, transaction costs, regardless of whether the proposed REIT Merger closes, which could adversely affect our financial condition, results of operations and ability to make distributions to our stockholders; and (ii) the proposed REIT Merger, whether or not it closes, will divert the attention of certain management and other key employees of our affiliates from ongoing business activities, including the pursuit of other opportunities that could be beneficial to us.

We may be unable to secure suitable debt financing to pay the cash consideration to REIT I stockholders in connection with the REIT Merger.

On April 11, 2019, in connection with the execution of the Merger Agreement, the Operating Partnership entered into a commitment letter (the “Commitment Letter”) to obtain a senior secured bridge facility (the “Bridge Facility”) in an amount of $475,000,000. The Bridge Facility must be closed on or before the date that is six months from April 11, 2019. The funding of the Bridge Facility provided for in the Commitment Letter is contingent on the satisfaction of customary conditions, including, but not limited to, the execution and delivery of definitive documentation with respect to the Bridge Facility in accordance with the terms set forth in the Commitment Letter and the absence of a Material Adverse Change (as defined in the Merger Agreement).

If any of the conditions in the Commitment Letter are not satisfied, the Operating Partnership will be unable to close the Bridge Facility, and we may be unable to find other suitable financing. The Merger Agreement does not contain any financing contingency. If we are unable for any reason to fulfill obligations to pay the cash consideration to stockholders of REIT I when due, we could be sued for our failure to fulfill the terms of the Merger Agreement.

The REIT Merger and the other transactions contemplated by the Merger Agreement are subject to approval by stockholders of REIT I.

In order for the REIT Merger to be completed, REIT I’s stockholders must approve the REIT Merger and the other transactions contemplated by the Merger Agreement, which requires the affirmative vote of holders of a majority of the outstanding shares of REIT I’s common stock at the special meeting of REIT I stockholders. If this required vote is not obtained by January 31, 2020, the REIT Merger may not be consummated.

There may be unexpected delays in the consummation of the REIT Merger.

The REIT Merger is expected to close during the second half of 2019, assuming that all of the conditions in the Merger Agreement are satisfied or waived. The Merger Agreement provides that either we or REIT I may terminate the Merger Agreement if the REIT Merger has not occurred by January 31, 2020. Certain events may delay the consummation of the REIT Merger. Some of the events that could delay the consummation of the REIT Merger include difficulties in obtaining the approval of the REIT I stockholders, or satisfying the other closing conditions to which the REIT Merger is subject.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Unregistered Sales of Equity Securities

During the three months ended March 31, 2019, we did not sell any equity securities that were not registered or otherwise exempt under the Securities Act.

Use of Public Offering Proceeds

We commenced our Initial Offering of up to $2,350,000,000 of shares of our common stock consisting of $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our DRIP on May 29, 2014. We ceased offering shares of common stock pursuant to our Initial Offering on November 24, 2017.

On November 27, 2017, we began offering up to $1,000,000,000 in shares of Class A common stock, Class I common stock, and Class T common stock in the Offering pursuant to a registration statement on Form S-11, or the Follow-On Registration Statement. We ceased offering shares of Class T common stock in our Offering on March 14, 2018 and began offering shares of Class T2 common stock on March 15, 2018. We ceased offering shares of common stock pursuant to our Offering on November 27, 2018.

On December 1, 2017, we commenced our DRIP Offering of up to $100,000,000 in shares of Class A common stock, Class I common stock and Class T common stock pursuant to the DRIP Registration Statement. We amended the DRIP Registration Statement to include Class A common stock, Class T common stock, Class I common stock and Class T2 common stock on December 6, 2017.

As of March 31, 2019, we had issued approximately $144.5 million shares of our Class A, Class I, Class T and Class T2 common stock in our Offerings for gross proceeds of approximately $1,407.6 million, of which we paid $96.7 million in selling commissions and dealer manager fees, approximately $27.0 million in organization and offering costs and approximately $37.0 million in acquisition fees to our Advisor or its affiliates. We have excluded the distribution and servicing fee from the above information, as we pay the distribution and servicing fee from cash flows provided by operations or, if our cash flow from operations is not sufficient to pay the distribution and servicing fee, from borrowings in anticipation of future cash flow.

With the net offering proceeds and associated borrowings, we acquired $1.8 billion in real estate investments as of March 31, 2019. In addition, we invested $58.7 million in expenditures for capital improvements related to certain real estate investments.

Share Repurchase Program

Prior to the time that our shares are listed on a national securities exchange, which we currently do not intend to do, our share repurchase program, as described below, may provide eligible stockholders with limited, interim liquidity by enabling them to sell shares back to us, subject to restrictions and applicable law. We are not obligated to repurchase shares under our share repurchase program.

A stockholder must have beneficially held its Class A shares, Class I shares, Class T shares, or Class T2 shares, as applicable, for at least one year prior to offering them for sale to us through our share repurchase program. Our board of directors reserves the right, in its sole discretion, at any time and from time to time, to waive the one-year holding period requirement in the event of the death, Qualifying Disability, or involuntary exigent circumstance, such as bankruptcy (as determined by our board of directors, in its sole discretion) of a stockholder, or a mandatory distribution requirement under a stockholder’s IRA.

The purchase price for shares repurchased under our share repurchase program will be 100% of the most recent Estimated Per Share NAV of the Class A common stock, Class I common stock, Class T common stock or

Class T2 common stock, as applicable (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). Our board of directors will adjust the estimated NAV per share of each our classes of common stock if we have made one or more special distributions to stockholders. Our board of directors will determine, in its sole discretion, which distributions, if any, constitute a special distribution.

Repurchases of shares of our common stock, when requested, are at our sole discretion and generally will be made quarterly. We will either accept or reject a repurchase request by the last day of each quarter, and we will process accepted repurchase requests on or about the tenth (10th) day of the following month (the “Repurchase Date”). If a repurchase request is granted, we or our agent will send the repurchase amount to each stockholder or heir, beneficiary or estate of a stockholder on or about the Repurchase Date. During any calendar year, we will not repurchase in excess of 5% of the number of shares of common stock outstanding on December 31st of the previous calendar year, or the 5% annual limitation.

We will limit the amount of DRIP proceeds used to fund share repurchases in each quarter to 25% of the amount of DRIP proceeds received during the previous calendar year, or the DRIP Funding Limitation; provided, however, that if we do not reach the DRIP Funding Limitation in any particular quarter, we will apply the remaining DRIP proceeds to the next quarter Repurchase Date and continue to adjust the quarterly limitations as necessary in order to use all of the available DRIP proceeds for a calendar year. We cannot guarantee that DRIP proceeds will be sufficient to accommodate all requests made each quarter. Our board of directors may, in its sole discretion, reserve other operating funds to fund the share repurchase program, but is not required to reserve such funds.

We cannot guarantee that the DRIP proceeds and other operating funds that may be authorized by our board of directors will be sufficient to accommodate all repurchase requests.

We will limit the number of shares repurchased each quarter pursuant to our share repurchase program as follows (subject to the DRIP Funding Limitation):

•

On the first quarter Repurchase Date, which generally will be January 10 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year;

•

On the second quarter Repurchase Date, which generally will be April 10 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year;

•

On the third quarter Repurchase Date, which generally will be July 10 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year; and

•

On the fourth quarter Repurchase Date, which generally will be October 10 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year.

In the event we do not repurchase 1.25% of the number of shares outstanding on December 31st of the previous calendar year in any particular quarter, we will increase the limitation on the number of shares to be repurchased in the next quarter and continue to adjust the quarterly limitations as necessary in accordance with the 5% annual limitation.

As a result of the limitations described above, some or all of a stockholder’s shares may not be repurchased. Each quarter we will process repurchase requests made in connection with the death or Qualifying Disability of a stockholder, or, in the discretion of the Board, an involuntary exigent circumstance, such as bankruptcy, prior to processing any other repurchase requests. If we are unable to process all eligible repurchase requests within a quarter due to the limitations described above or in the event sufficient funds are not available, shares will be repurchased as follows: (i) first, pro rata as to repurchases upon the death or Qualifying Disability of a stockholder; (ii) next, pro rata as to repurchases to stockholders who demonstrate, in the discretion of our board of directors, an involuntary exigent circumstance, such as bankruptcy; (iii) next, pro rata as to repurchases to stockholders subject to a mandatory distribution requirement under such stockholder’s IRA; and (iv) finally, pro rata as to all other repurchase requests.

If we do not repurchase all of the shares for which repurchase requests were submitted in any quarter, all outstanding repurchase requests will automatically roll over to the subsequent quarter and priority will be given to the repurchase requests in the subsequent quarter as provided above. A stockholder or his or her estate, heir or beneficiary, as applicable, may withdraw a repurchase request in whole or in part at any time up to five business days prior to the last day of the quarter.

Our sponsor, advisor, directors and their respective affiliates are prohibited from receiving a fee in connection with the share repurchase program. Affiliates of our advisor are eligible to have their shares repurchased on the same terms as other stockholders.

A stockholder or his or her estate, heir or beneficiary may present to us fewer than all of the shares then-owned for repurchase. Repurchase requests made (i) on behalf of a deceased stockholder or a stockholder with a Qualifying Disability; (ii) by a stockholder due to an involuntary exigent circumstance, such as bankruptcy, or (iii) by a stockholder, due to a mandatory distribution under such stockholder’s IRA, may be made at any time after the occurrence of such event.

In connection with the execution of the Merger Agreement, on April 10, 2019, our board of directors approved the Sixth Amended and Restated Share Repurchase Program, or the Sixth Amended & Restated SRP, which will become effective on May 11, 2019 and will apply beginning with repurchases made on the 2019 third quarter Repurchase Date. Under the Sixth Amended & Restated SRP, we will only repurchase shares of common stock (Class A shares, Class I shares, Class T Shares and Class T2 shares) in connection with the death, qualifying disability, or involuntary exigent circumstance (as determined by our board of directors in its sole discretion) of a stockholder, subject to certain terms and conditions specified in the Sixth Amended & Restated SRP.

During the three months ended March 31, 2019, we fulfilled the following repurchase requests pursuant to our share repurchase program:

Period	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans and Programs	Approximate Dollar Value of Shares Available that may yet be Repurchased under the Program
January 2019	1,160,279	$9.25	—	$—
February 2019	—	$—	—	$—
March 2019	—	$—	—	$—

Total	1,160,279		—

During the three months ended March 31, 2019, we repurchased approximately $10,733,000 of Class A shares, Class I shares and Class T shares of common stock.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

None.

Item 6. Exhibits.

Exhibit No:

2.1	Agreement and Plan of Merger, dated as of April 11, 2019, by and among Carter Validus Mission Critical REIT, Inc., Carter/Validus Operating Partnership, LP, Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP and Lightning Merger Sub, LLC (included as Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on April 11, 2019, and incorporated herein by reference).

3.1	Second Articles of Amendment and Restatement of Carter Validus Mission Critical REIT II, Inc. (included as Exhibit 3.1 to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-11 (File No. 333-191706) filed June 12, 2014, and incorporated herein by reference).

3.2	Amended and Restated Bylaws of Carter Validus Mission Critical REIT II, Inc. (included as Exhibit 3.2 to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-11 (File No. 333-191706) filed May 9, 2014, and incorporated herein by reference).

3.3	Articles Supplementary of Carter Validus Mission Critical REIT II, Inc., filed on January 13, 2017 (included as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on January 18, 2017, and incorporated herein by reference).

3.4	Articles Supplementary of Carter Validus Mission Critical REIT II, Inc., filed on June 2, 2017 (included as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 6, 2017, and incorporated herein by reference.

3.5	Articles of Amendment of Carter Validus Mission Critical REIT II, Inc., filed on August 18, 2017 (included as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on August 22, 2017, and incorporated herein by reference).

3.6	Certificate of Correction to the Articles Supplementary of Carter Validus Mission Critical REIT II, Inc. (included as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on July 2, 2018, and incorporated herein by reference).

4.1	Subscription Agreement and Subscription Agreement Signature Page (included as Appendix B to the prospectus, incorporated by reference to the Registrant’s final prospectus filed pursuant to Rule 424(b)(3), filed on November 27, 2017 (File No. 333-217579)).

4.2	Additional Subscription Agreement and Subscription Agreement Signature Page (included as Appendix C to the prospectus. incorporated by reference to the Registrant’s final prospectus filed pursuant to Rule 424(b)(3), filed on November 27. 2017 (File No. 333-217579)).

4.3	Automatic Purchase Program Enrollment Form (included as Appendix D to the prospectus, incorporated by reference to the Registrant’s final prospectus filed pursuant to Rule 424(b)(3), filed on November 27, 2017, and incorporated herein by reference).

4.4	Third Amended and Restated Distribution Reinvestment Plan (included as Appendix E to the prospectus attached to Post-Effective Amendment No. 11 to the Registrant’s Registration Statement on Form S-11 (File No. 333-191706) filed on January 20, 2017, and incorporated herein by reference).

4.5	Fourth Amended and Restated Distribution Reinvestment Plan (included in the prospectus that is part of the Registrant’s Registration Statement on Form S-3 (File No. 333-220940), filed on December 6, 2017, and incorporated herein by reference).

4.6	Form of Multi-Product Subscription Agreement (included as Appendix F to the prospectus, incorporated by reference to the Registrant’s final prospectus filed pursuant to Rule 424(b)(3), filed on February 10, 2017 (File No. 333-191706)).

Exhibit No:

10.1	First Amendment to Third Amended and Restated Credit Agreement, by and among Carter Validus Operating Partnership II, LP, as Borrower, Carter Validus Mission Critical REIT II, Inc., KeyBank National Association, the guarantors and other lenders party thereto, and KeyBank National Association, as Agent, dated January 29, 2019 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on February 4, 2019, and incorporated herein by reference).

10.2	Third Amended and Restated REIT II Advisory Agreement, dated as of April 11, 2019, by and among Carter Validus Mission Critical REIT II, Inc., Carter/Validus Operating Partnership, LP, Carter Validus Operating Partnership II, LP and Carter Validus Advisors II, LLC (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on April 11, 2019, and incorporated herein by reference).

10.3	Fifth Amendment to Amended and Restated Limited Partnership Agreement of Carter Validus Operating Partnership II, LP, dated as of April 11, 2019, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP and Carter Validus Advisors II, LLC (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on April 11, 2019, and incorporated herein by reference).

10.4	Consent and Second Amendment to Third Amended and Restated Credit Agreement, by and among Carter Validus Operating Partnership II, LP, as Borrower, Carter Validus Mission Critical REIT II, Inc., KeyBank National Association, the guarantors and other lenders party thereto, and KeyBank National Association, as Agent , dated April 11, 2019 (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on April 11, 2019, and incorporated herein by reference).

10.5	Commitment Letter, dated April 11, 2019 (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on April 11, 2019, and incorporated herein by reference).

31.1*	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1**	Certification of Chief Executive Officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2**	Certification of Chief Financial Officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Consent of Robert A. Stanger & Co., Inc. (included as Exhibit 99.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 1, 2018, and incorporated herein by reference).

99.2	Sixth Amended and Restated Share Repurchase Program (included as Exhibit 99.5 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on April 11, 2019, and incorporated herein by reference).

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**

Furnished herewith in accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act, except to the extent that the registrant specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.
(Registrant)

Date: May 15, 2019	By:	/s/ MICHAEL A. SETON
Michael A. Seton
Chief Executive Officer and President
(Principal Executive Officer)

Date: May 15, 2019	By:	/s/ KAY C. NEELY
Kay C. Neely
Chief Financial Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Subject to certain limitations, the CVREIT II charter limits the personal liability of its stockholders, directors and officers for monetary damages and provides that CVREIT II will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to its directors, officers and advisor and its advisor’s affiliates. In addition, CVREIT II has obtained directors and officers’ liability insurance.

The Maryland General Corporation Law, or the MGCL, permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made or threatened to be made a party by reason of his service in that capacity. The MGCL allows directors and officers to be indemnified against judgments, penalties, fines, settlements and expenses actually incurred in a proceeding unless the following can be established:

•	an act or omission of the director or officer was material to the cause of action adjudicated in the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	with respect to any criminal proceeding, the director or officer had reasonable cause to believe his act or omission was unlawful.

However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, may not be made unless ordered by a court and then only for expenses.

The MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and a written undertaking by him or on his behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

However, the CVREIT II charter provides that CVREIT II may indemnify its directors and its advisor and its affiliates (each, an “Indemnitee”) for loss or liability suffered by them or hold them harmless for loss or liability suffered by CVREIT II only if all of the following conditions are met:

•	the Indemnitee determined, in good faith, that the course of conduct that caused the loss or liability was in CVREIT II’s best interests;

•	the Indemnitee was acting on CVREIT II’s behalf or performing services for CVREIT II;

•	in the case of affiliated directors and CVREIT II Advisor or its affiliates, the liability or loss was not the result of negligence or misconduct;

•	in the case of CVREIT II’s independent directors, the liability or loss was not the result of gross negligence or willful misconduct; and

•	in any such case, the indemnification or agreement to hold harmless is recoverable only out of CVREIT II’s net assets and not from the CVREIT II stockholders.

The SEC takes the position that indemnification against liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, is against public policy and unenforceable. We will not indemnify any director, our advisor or any of its affiliates for losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the particular person seeking indemnification;

•	the claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

•

a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and the published position of any state securities regulatory authority of a jurisdiction in which our securities were offered or sold as to indemnification for securities law violations.

Additionally, CVREIT II has agreed to indemnify and hold harmless its advisor and its affiliates performing services for CVREIT II from specific claims and liabilities arising out of the performance of their obligations under the advisory agreement, subject to the limitations set forth above. As a result, CVREIT II and its stockholders may be entitled to a more limited right of action than CVREIT II would otherwise have if these indemnification rights were not included in the advisory agreement.

The general effect to investors of any arrangement under which any of CVREIT II’s controlling persons, directors or officers are insured or indemnified against liability is a potential reduction in distributions resulting from our payment of premiums associated with insurance or any indemnification for which CVREIT II does not have adequate insurance.

The SEC takes the position that indemnification against liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, is against public policy and unenforceable. Indemnification of an Indemnitee will not be allowed for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

CVREIT II may advance funds to an indemnitee for legal expenses and other costs incurred as a result of legal action for which indemnification is being sought only if all of the following conditions are met:

•	the legal proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of CVREIT II;

•	the Indemnitee has provided CVREIT II with written affirmation of his, her or its good faith belief that he, she or it has met the standard of conduct necessary for indemnification;

•

the legal proceeding is initiated by a third party who is not a stockholder or the legal proceeding is initiated by a stockholder acting in his capacity as such and a court of competent jurisdiction specifically approves such advancement; and

•

the Indemnitee provides CVREIT II with a written agreement to repay the advanced funds to CVREIT II, together with the applicable legal rate of interest thereon, in cases in which he is found not to be entitled to indemnification.

Indemnification may reduce the legal remedies available to CVREIT II and its stockholders against the indemnified individuals.

The aforementioned charter provisions do not reduce the exposure of directors and officers to liability under federal or state securities laws, nor do they limit a stockholder’s ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to CVREIT II or its stockholders, although the equitable remedies may not be an effective remedy in some circumstances. CVREIT II has entered into indemnification agreements with each of its executive officers and directors. The indemnification agreements will require, among other things, that CVREIT II indemnify its executive officers and directors and advance to the executive officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. In accordance with these agreements, CVREIT II must indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements. CVREIT II will also cover officers and directors under its directors’ and officers’ liability insurance.

Item 21. Exhibits

(a) The following is a list of exhibits filed as part of this registration statement.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of April 11, 2019, by and among Carter Validus Mission Critical REIT, Inc., Carter/Validus Operating Partnership, LP, Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP and Lightning Merger Sub, LLC (attached as Annex A to the Proxy Statement and Prospectus that is part of this Registration Statement).

3.1	Second Articles of Amendment and Restatement of Carter Validus Mission Critical REIT II, Inc. (included as Exhibit 3.1 to Post-Effective Amendment No. 1 to Carter Validus Mission Critical REIT II, Inc.’s Registration Statement on Form S-11 (File No. 333-191706) filed June 12, 2014, and incorporated herein by reference).

3.2	Amended and Restated Bylaws of Carter Validus Mission Critical REIT II, Inc. (included as Exhibit 3.2 to Pre-Effective Amendment No. 3 to Carter Validus Mission Critical REIT II, Inc.’s Registration Statement on Form S-11 (File No. 333-191706) filed May 9, 2014, and incorporated herein by reference).

3.3	Articles Supplementary of Carter Validus Mission Critical REIT II, Inc., filed on January 13, 2017 (included as Exhibit 3.1 to Carter Validus Mission Critical REIT II, Inc.’s Current Report on Form 8-K (File No. 000-55435) filed on January 18, 2017, and incorporated herein by reference).

3.4	Articles Supplementary of Carter Validus Mission Critical REIT II, Inc., filed on June 2, 2017 (included as Exhibit 3.1 to Carter Validus Mission Critical REIT II, Inc.’s Current Report on Form 8-K (File No. 000-55435) filed on June 6, 2017, and incorporated herein by reference.

3.5	Articles of Amendment of Carter Validus Mission Critical REIT II, Inc., filed on August 18, 2017 (included as Exhibit 3.1 to Carter Validus Mission Critical REIT II, Inc.’s Current Report on Form 8-K (File No. 000-55435) filed on August 22, 2017, and incorporated herein by reference).

3.6	Certificate of Correction to the Articles Supplementary of Carter Validus Mission Critical REIT II, Inc. (included as Exhibit 3.1 to Carter Validus Mission Critical REIT II, Inc.’s Current Report on Form 8-K (File No. 000-55435) filed on July 2, 2018, and incorporated herein by reference).

4.1	Sixth Amended and Restated Share Repurchase Program (included as Exhibit 99.5 to Carter Validus Mission Critical REIT II, Inc.’s Current Report on Form 8-K (File No. 000-55435) filed on April 11, 2019, and incorporated herein by reference).

5.1**	Opinion of Venable, LLP as to the legality of the securities.

8.1**	Opinion of Morris, Manning & Martin, LLP as to tax issues regarding reorganization.

8.2**	Opinion of DLA Piper LLP (US) as to tax issues regarding reorganization.

8.3**	Opinion of Morris, Manning & Martin, LLP regarding REIT qualification of Carter Validus Mission Critical REIT II, Inc.

Exhibit No.	Description

8.4**	Opinion of DLA Piper LLP (US) regarding REIT qualification of Carter Validus Mission Critical REIT, Inc.

10.1	Third Amended and Restated Advisory Agreement of Carter Validus Mission Critical REIT II, Inc., dated as of April 11, 2019, by and among Carter Validus Mission Critical REIT II, Inc., Carter/Validus Operating Partnership, LP, Carter Validus Operating Partnership II, LP, and Carter Validus Advisors II, LLC (filed as Exhibit 10.1 to Carter Validus Mission Critical REIT II, Inc.’s Current Report on Form 8-K (File No. 000-55435) filed on April 11, 2019, and incorporated herein by reference).

10.2	Fifth Amendment to Amended and Restated Limited Partnership Agreement of Carter Validus Operating Partnership II, LP, dated as of April 11, 2019, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP and Carter Validus Advisors II, LLC (filed as Exhibit 10.2 to Carter Validus Mission Critical REIT II, Inc.’s Current Report on Form 8-K (File No. 000-55435) filed on April 11, 2019, and incorporated herein by reference).

10.3	Consent and Second Amendment to Third Amended and Restated Credit Agreement, by and among Carter Validus Operating Partnership II, LP, as Borrower, Carter Validus Mission Critical REIT II, Inc., KeyBank National Association, the guarantors and other lenders party thereto, and KeyBank National Association, as Agent , dated April 11, 2019 (filed as Exhibit 10.3 to Carter Validus Mission Critical REIT II, Inc.’s Current Report on Form 8-K (File No. 000-55435) filed on April 11, 2019, and incorporated herein by reference).

10.4	Commitment Letter, dated April 11, 2019 (filed as Exhibit 10.4 to Carter Validus Mission Critical REIT II, Inc.’s Current Report on Form 8-K (File No. 000-55435) filed on April 11, 2019, and incorporated herein by reference).

10.5	Carter Validus Mission Critical REIT II, Inc. 2014 Restricted Share Plan (included as Exhibit 10.5 to Pre-Effective Amendment No. 2 to the Carter Validus Mission Critical REIT II, Inc.’s Registration Statement on Form S-11 (File No. 333-191706) filed March 27, 2014, and incorporated herein by reference).

10.6	Form of Restricted Stock Award Agreement (included as Exhibit 10.6 to Pre-Effective Amendment No. 2 to the Carter Validus Mission Critical REIT II, Inc.’s Registration Statement on Form S-11 (File No. 333-191706) filed March 27, 2014, and incorporated herein by reference).

10.7	Carter Validus Mission Critical REIT II, Inc. 2014 Restricted Share Plan (included as Exhibit 10.5 to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form S-11 (File No. 333-191706) filed March 27, 2014, and incorporated herein by reference).

10.8	Form of Restricted Stock Award Agreement (included as Exhibit 10.6 to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form S-11 (File No. 333-191706) filed March 27, 2014, and incorporated herein by reference).

10.9	Amended and Restated Advisory Agreement by and between Carter Validus Mission Critical REIT II, Inc. and Carter Validus Advisors II, LLC, dated June 10, 2014 (included as Exhibit 10.2 to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-11 (File No. 333-191706) filed June 12, 2014, and incorporated herein by reference).

10.10	Management Agreement, by and between Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP and Carter Validus Real Estate Management Services II, LLC, dated May 19, 2014 (included as Exhibit 10.3 to Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form S-11 (File No. 333-191706) filed May 20, 2014, and incorporated herein by reference).

Exhibit No.	Description

10.11	Amended and Restated Agreement of Limited Partnership of Carter Validus Operating Partnership II, LP, dated June 10, 2014 (included as Exhibit 10.4 to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-11 (File No. 333-191706) filed June 12, 2014, and incorporated herein by reference).

10.12	Deed of Trust, Security Agreement and Assignment of Leases and Rents from HC-11250 Fallbrook Drive, LLC, as guarantor, to Hugh C. Talton, II, as trustee, for the benefit of KeyBank National Association, dated July 31, 2014 (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on August 6, 2014, and incorporated herein by reference).

10.13	Joinder Agreement by HCII-150 YORK STREET, LLC to KeyBank National Association, as Agent, dated December 23, 2014 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on December 30, 2014, and incorporated herein by reference).

10.14	Joinder Agreement, dated December 31, 2014, by HCII-1800 PARK PLACE AVENUE, LLC to KeyBank National Association, as Agent (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on January 7, 2015, and incorporated herein by reference).

10.15	Joinder Agreement, dated February 17, 2015, by HCII-5100 INDIAN CREEK PARKWAY, LLC to KeyBank National Association, as Agent (included as Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 333-191706) filed on February 23, 2015, and incorporated herein by reference).

10.16	Joinder Agreement, dated April 1, 2015, by DCII-505 W. MERRILL STREET, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on April 7, 2015, and incorporated herein by reference).

10.17	Purchase Agreement, dated April 24, 2015, by and between Tegra Reading Medical Associates, LLC and HCII-2752 Century Boulevard PA, LP (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on April 30, 2015, and incorporated herein by reference).

10.18	First Amendment to Management Agreement by and between Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP and Carter Validus Real Estate Management Services II, LLC, dated May 7, 2015 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 13, 2015, and incorporated herein by reference).

10.19	Joinder Agreement, dated June 1, 2015, by HCII-30 PINNACLE DRIVE, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 4, 2015, and incorporated herein by reference).

10.20	Joinder Agreement, dated June 1, 2015, by HCII-30 PINNACLE DRIVE PA, LP to KeyBank National Association, as Agent (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 4, 2015, and incorporated herein by reference).

10.21	Purchase Agreement, dated April 30, 2014, by and between Webster Rehab, LP and Carter Validus Properties, LLC (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 11, 2015, and incorporated herein by reference).

10.22	Amendment to Purchase Agreement, dated May 8, 2014, by and between Webster Rehab, LP and Carter Validus Properties, LLC (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 11, 2015, and incorporated herein by reference).

Exhibit No.	Description

10.23	Assignment of Purchase Agreement, dated October 13, 2014, by and between Webster Rehab, LP, Carter Validus Properties, LLC and Carter Validus Properties II, LLC (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 11, 2015, and incorporated herein by reference).

10.24	Assignment of Purchase Agreement, dated June 5, 2015, by and between Carter Validus Properties II, LLC and HCII-110 EAST MEDICAL CENTER BLVD., LLC (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 11, 2015, and incorporated herein by reference).

10.25	Joinder Agreement, dated June 12, 2015, by HCII-110 EAST MEDICAL CENTER BLVD., LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 16, 2015, and incorporated herein by reference).

10.26	Joinder Agreement, dated July 22, 2015, by HCII-15 ENTERPRISE DRIVE, LLC, HCII-68 CAVALIER BOULEVARD, LLC, HCII-107 FIRST PARK DRIVE, LLC, HCII-3590 LUCILLE DRIVE, LLC, HCII-237 WILLIAM HOWARD TAFT ROAD, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on July 28, 2015, and incorporated herein by reference).

10.27	Joinder Agreement, dated July 24, 2015, by HCII-2752 CENTURY BOULEVARD, LLC to KeyBank National Association, as Agent (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on July 28, 2015, and incorporated herein by reference).

10.28	Joinder Agreement, dated July 24, 2015, by HCII-2752 CENTURY BOULEVARD PA, LP to KeyBank National Association, as Agent (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on July 28, 2015, and incorporated herein by reference).

10.29	Joinder Agreement, dated August 19, 2015, by HCII-200 MEMORIAL DRIVE, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on August 21, 2015, and incorporated herein by reference).

10.30	Joinder Agreement, dated August 28, 2015, by DCII-5400-5510 FELTL ROAD, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on September 1, 2015, and incorporated herein by reference).

10.31	Joinder Agreement, dated August 31, 2015, by HCII-2001 HERMANN DRIVE, LLC to KeyBank National Association, as Agent (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on September 1, 2015, and incorporated herein by reference).

10.32	Joinder Agreement by HCII-1131 PAPILLION PARKWAY, LLC to KeyBank National Association, as Agent, dated October 14, 2015 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 20, 2015 and incorporated herein by reference).

10.33	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to USAmeribank, the Payee, dated December 22, 2015 (included as Exhibit 10.10 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

10.34	Term Loan Note from Carter Validus Operating Partnership II, LP, the Maker, to USAmeribank, the Payee, dated December 22, 2015 (included as Exhibit 10.19 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 28, 2015 and incorporated herein by reference).

Exhibit No.	Description

10.35	First Amendment to the Amended and Restated Agreement of Limited Partnership of Carter Validus Operating Partnership II, LP and Carter Validus Real Estate Management Services II, LLC, dated December 28, 2015 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 30, 2015 and incorporated herein by reference).

10.36	Joinder Agreement, dated June 1, 2016, by HCII HPI-3115 SW 89TH STREET, LLC, DCII-5225 EXCHANGE DRIVE, LLC and DCII-3255 NEIL ARMSTRONG BOULEVARD, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 3, 2016 and incorporated herein by reference).

10.37	Joinder Agreement, dated September 23, 2016, by DCII-200 CAMPUS DRIVE, LLC and HCII-11200 NORTH PORTLAND AVENUE, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on September 28, 2016 and incorporated herein by reference).

10.38	Third Amendment to Dealer Manager Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Advisors II, LLC and SC Distributors, LLC, dated September 30, 2016 (included as Exhibit 1.5 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on September 30, 2016 and incorporated herein by reference).

10.39	Form of Indemnification Agreement entered into by and between Carter Validus Mission Critical REIT II, Inc. and each of the following persons as of September 30, 2016: John E. Carter, Michael A. Seton, Todd M. Sakow, Lisa Drummond, Robert M. Winslow, Jonathan Kuchin, Randall Greene and Ronald Rayevich (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on September 30, 2016 and incorporated herein by reference).

10.40	First Amendment to Second Amended and Restated Credit Agreement and Amendment to Other Loan Documents, by and among Carter Validus Operating Partnership II, LP, as Borrower, Carter Validus Mission Critical REIT II, Inc., KeyBank National Association, the guarantors and other lenders party thereto, and KeyBank National Association, as Agent, dated September 30, 2016 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 4, 2016 and incorporated herein by reference).

10.41	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to KeyBank National Association, the Payee, dated September 30, 2016 (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 4, 2016 and incorporated herein by reference).

10.42	Term Loan Note from Carter Validus Operating Partnership II, LP, the Maker, to KeyBank National Association, the Payee, dated September 30, 2016 (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 4, 2016 and incorporated herein by reference).

10.43	Term Loan Note from Carter Validus Operating Partnership II, LP, the Maker, to SunTrust Bank, the Payee, dated September 30, 2016 (included as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 4, 2016 and incorporated herein by reference).

10.44	Fourth Amendment to the Amended and Restated Dealer Manager Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Advisors II, LLC and SC Distributors, LLC, dated October 17, 2016 (included as Exhibit 1.6 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 18, 2016 and incorporated herein by reference).

10.45	Joinder Agreement, dated November 8, 2016, by DCII-400 MINUTEMAN ROAD, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on November 15, 2016 and incorporated herein by reference).

Exhibit No.	Description

10.46	Commitment Increase Letter, by and among Carter Validus Operating Partnership II, LP, as Borrower, Carter Validus Mission Critical REIT II, Inc., KeyBank National Association, the guarantors and other lenders party thereto, and KeyBank National Association, as Agent, dated December 6, 2016 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 12, 2016 and incorporated herein by reference).

10.47	Fifth Amendment to the Amended and Restated Dealer Manager Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Advisors II, LLC and SC Distributors, LLC, dated February 9, 2017 (included as Exhibit 1.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on February 10, 2017 and incorporated herein by reference).

10.48	Second Amendment to the Amended and Restated Agreement of Limited Partnership of Carter Validus Operating Partnership II, LP, dated February 9, 2017 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on February 10, 2017 and incorporated herein by reference).

10.49	Joinder Agreement, dated February 28, 2017, by DCII-1501 OPUS PLACE, LLC, DCII-10309 WILSON BLVD., LLC, DCII-2601 W. BROADWAY ROAD, LLC, C&Y PARTNERS, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on March 6, 2017, and incorporated herein by reference).

10.50	Joinder Agreement, dated March 30, 2017, by HCII-2111 OGDEN AVENUE, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on April 4, 2017, and incorporated herein by reference).

10.51	Joinder Agreement, dated May 15, 2017, by DCII-1400 CROSSBEAM DRIVE, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 17, 2017, and incorporated herein by reference).

10.52	Joinder Agreement, dated May 15, 2017, by DCII-1400 CROSSBEAM DR., LP to KeyBank National Association, as Agent (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 17, 2017, and incorporated herein by reference).

10.53	Sixth Amendment to Amended and Restated Dealer Manager Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Advisors II, LLC, and SC Distributors, LLC, dated May 26, 2017 (included as Exhibit 1.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 30, 2017, and incorporated herein by reference).

10.54	Purchase and Sale Agreement, dated April 19, 2017, between 250 Williams Street LLC and Carter Validus Properties II, LLC (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2017, and incorporated herein by reference).

10.55	Assignment of Purchase Agreement, dated June 15, 2017, between Carter Validus Properties II, LLC, as Assignor, and DCII-250 Williams Street NW, LLC, as Assignee (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2017, and incorporated herein by reference).

10.56	Assignment and Assumption of Leases, dated June 15, 2017, between 250 Williams Street LLC, as assignor an DCII-250 Williams street NW, LLC, as Assignee (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2017, and incorporated herein by reference).

10.57	Loan Agreement, dated June 15, 2017, made by and between DCII-250 Williams Street NW, LLC, and KeyBank National Association (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2017, and incorporated herein by reference).

Exhibit No.	Description

10.58	Fee and Leasehold Deed to Secure Debt, Assignment of Leases and Rents, Security Agreement and Fixture Filing, made by DCII-250 Williams Street NW, LLC for the benefit of KeyBank National Association, dated June 15, 2017 (included as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2017, and incorporated herein by reference).

10.59	Guaranty Agreement made by Carter Validus Operating Partnership II, LP, for the benefit of KeyBank National Association, dated June 15, 2017 (included as Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2017, and incorporated herein by reference).

10.60	Assignment of Leases and Rents made by DCII-250 Williams Street NW, LLC, for the benefit of KeyBank National Association, dated June 15, 2017 (included as Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2017, and incorporated herein by reference).

10.61	Environmental Indemnity Agreement entered into by DCII-250 Williams Street NW, LLC and Carter Validus Operating Partnership, in favor of KeyBank National Association, dated June 15, 2017 (included as Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2017, and incorporated herein by reference).

10.62	Promissory Note entered into by DCII-250 Williams Street NW, LLC in favor of KeyBank National Association, dated June 15, 2017 (included as Exhibit 10.9 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 21, 2017, and incorporated herein by reference).

10.63	Joinder Agreement, dated June 28, 2017, by DCII-1400 KIFER ROAD, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on July 5, 2017, and incorporated herein by reference).

10.64	Joinder Agreement, dated September 20, 2017, by HCII-4409 NW ANDERSON HILL ROAD, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on September 22, 2017, and incorporated herein by reference).

10.65	Joinder Agreement, dated September 29, 2017, by DCII-2005 EAST TECHNOLOGY CIRCLE, LLC to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 3, 2017, and incorporated herein by reference).

10.66	Seventh Amendment to Amended and Restated Dealer Manager Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Advisors II, LLC, and SC Distributors, LLC, dated November 8, 2017 (included as Exhibit 10.8 to the Registrant’s Quarterly Report on Form 10-Q (File No. 000-55435) filed on November 9, 2017, and incorporated herein by reference).

10.67	Joinder Agreement, dated December 21, 2017, by HCII-1015 S. WASHINGTON AVENUE, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 22, 2017, and incorporated herein by reference).

10.68	Eighth Amendment to Amended and Restated Dealer Manager Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Advisors II, LLC, and SC Distributors, LLC, dated February 21, 2018 (included as Exhibit 1.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on February 21, 2018, and incorporated herein by reference).

Exhibit No.	Description

10.69	Ninth Amendment to Amended and Restated Dealer Manager Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Advisors II, LLC, and SC Distributors, LLC, dated March 12, 2018 (included as Exhibit 1.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on March 13, 2018, and incorporated herein by reference).

10.70	Joinder Agreement, dated March 14, 2018, by DCPII-SAC-3065 GOLD CAMP DRIVE, LLC and DCPII-SAC-11085 SUN CENTER DRIVE, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on March 16, 2018, and incorporated herein by reference).

10.71	Joinder Agreement, dated April 5, 2018, by DCPII-4121 PERIMETER CENTER PLACE, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on April 9, 2018, and incorporated herein by reference).

10.72	Amendment to Collateral Assignment of Interests, dated April 5, 2018, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Agreement (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on April 9, 2018, and incorporated herein by reference).

10.73	Third Amended and Restated Credit Facility Agreement, dated April 27, 2018 by and among Carter Validus Operating Partnership II, LP, as Borrower, KeyBank National Association, the other lenders which are parties to this agreement and other lenders that may become parties to this agreement, KeyBank National Association, as Agent, and Capital One, National Association, Compass Bank and SunTrust Bank, as Co-Syndication Agents and KeyBanc Capital Markets, Inc., BBVA Compass Bancshares, Inc., Capital One, National Association and SunTrust Robinson Humphrey, Inc., as Joint Lead Arrangers and KeyBanc Capital Markets, Inc., as Sole Bookrunner and Fifth Third Bank and Hancock Bank, as Co-Documentation Agents (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.74	Third Amended and Restated Contribution Agreement, dated April 27, 2018 by and among Carter Validus Operating Partnership II, LP, the Borrower, Carter Validus Mission Critical REIT II, Inc. and its Subsidiary Guarantors, collectively the Initial Guarantors, and each additional guarantor that may hereafter become a party to this agreement (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.75	Third Amended and Restated Unconditional Guaranty of Payment and Performance, dated April 27, 2018, from Carter Validus Mission Critical REIT II, Inc., et al for the benefit of KeyBank National Association (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.76	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to American Momentum Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.77	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Cadence Bank, N.A., the Payee, dated April 27, 2018 (included as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.78	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Capital One, National Association, the Payee, dated April 27, 2018 (included as Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

Exhibit No.	Description

10.79	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Compass Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.80	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Eastern Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.81	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Fifth Third Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.9 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.82	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to First Tennessee Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.10 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.83	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to KeyBank, National Association, the Payee, dated April 27, 2018 (included as Exhibit 10.11 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.84	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Mega International Commercial Bank Co., LTD, the Payee, dated April 27, 2018 (included as Exhibit 10.12 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.85	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Providence Bank dba Premier Bank Texas, the Payee, dated April 27, 2018 (included as Exhibit 10.13 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.86	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Renasant Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.14 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.87	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to SunTrust Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.15 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.88	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Synovus Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.16 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.89	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Texas Capital Bank, N.A., the Payee, dated April 27, 2018 (included as Exhibit 10.17 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.90	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to United Community Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.18 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

Exhibit No.	Description

10.91	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Valley National Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.19 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.92	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Whitney Bank dba Hancock Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.20 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.93	Amended and Restated Revolving Credit Note from Carter Validus Operating Partnership II, LP, the Maker, to Woodforest National Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.21 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.94	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to American Momentum Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.22 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.95	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Cadence Bank, N.A., the Payee, dated April 27, 2018 (included as Exhibit 10.23 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.96	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Capital One, National Association, the Payee, dated April 27, 2018 (included as Exhibit 10.24 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.97	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Compass Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.25 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.98	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Eastern Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.26 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.99	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Fifth Third Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.27 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.100	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to First Tennessee Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.28 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.101	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to KeyBank, National Association, the Payee, dated April 27, 2018 (included as Exhibit 10.29 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.102	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Mega International Commercial Bank Co., LTD, the Payee, dated April 27, 2018 (included as Exhibit 10.30 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

Exhibit No.	Description

10.103	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Providence Bank dba Premier Bank Texas, the Payee, dated April 27, 2018 (included as Exhibit 10.31 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.104	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Renasant Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.32 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.105	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to SunTrust Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.33 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.106	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Synovus Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.34 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.107	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Texas Capital Bank, N.A., the Payee, dated April 27, 2018 (included as Exhibit 10.35 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.108	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to United Community Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.36 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.109	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Valley National Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.37 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.110	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Whitney Bank dba Hancock Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.38 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.111	Amended and Restated Term Loan A Note from Carter Validus Operating Partnership II, LP, the Maker, to Woodforest National Bank, the Payee, dated April 27, 2018 (included as Exhibit 10.39 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.112	Amended and Restated Swing Loan Note from Carter Validus Operating Partnership II, LP, the Maker, to KeyBank National Association, the Payee, dated April 27, 2018 (included as Exhibit 10.40 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.113	Third Amended and Restated Indemnity Agreement Regarding Hazardous Materials, dated April 27, 2018 by and between Carter Validus Operating Partnership II, LP, the Borrower, Carter Validus Mission Critical REIT II, Inc. and its Subsidiary Guarantors, collectively the Initial Guarantors, and each additional guarantor that may hereafter become a party to this agreement (included as Exhibit 10.41 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

Exhibit No.	Description

10.114	Third Amended and Restated Subordination of Advisory Fees, dated April 27, 2018, by and among Carter Validus Operating Partnership II, LP, the Borrower, Carter Validus Mission Critical REIT II, Inc. and KeyBank National Association, as Agent (included as Exhibit 10.42 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.115	Joinder Agreement, dated April 27, 2018, by HCII-1601 WEST HEBRON PARKWAY, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.43 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.116	Amendment to Collateral Assignment of Interests, dated April 27, 2018, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Amendment (included as Exhibit 10.44 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on May 3, 2018, and incorporated herein by reference).

10.117	Joinder Agreement, dated June 20, 2018, by DCPII-400 HOLGER WAY, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 25, 2018, and incorporated herein by reference).

10.118	Joinder Agreement, dated June 20, 2018, by DCPII-455 PARK GROVE DRIVE, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 25, 2018, and incorporated herein by reference).

10.119	Amendment to Collateral Assignment of Interests, dated June 20, 2018, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Agreement (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 25, 2018, and incorporated herein by reference).

10.120	Amendment to Collateral Assignment of Interests, dated June 20, 2018, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Agreement (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on June 25, 2018, and incorporated herein by reference).

10.121	Fourth Amendment to the Amended and Restated Limited Partnership Agreement of Carter Validus Operating Partnership II, LP, dated September 21, 2018 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on September 21, 2018, and incorporated herein by reference).

10.122	Joinder Agreement, dated October 23, 2018, by HCII-2006 4TH STREET, LLC, HCII-307 E. SCENIC VALLEY AVENUE, LLC and DCII-4726 HILLS AND DALES ROAD NW, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 26, 2018, and incorporated herein by reference).

10.123	Amendment to Collateral Assignment of Interests, dated October 23, 2018, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Agreement (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on October 26, 2018, and incorporated herein by reference).

Exhibit No.	Description

10.124	Joinder Agreement, dated December 7, 2018, by HCII-3&5 MEDICAL PARK DRIVE, LLC, HCII-1200 NORTH MAIN STREET,LLC, HCII-124 SAWTOOTH OAK STREET, LLC, HCII-23157 I-30 FRONTAGE ROAD,LLC, HCII-2412 AND 2418 NORTH OAK STREET, LLC and HCII-12499 UNIVERSITY AVENUE, LLC, to KeyBank National Association, as Agent (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 12, 2018, and incorporated herein by reference).

10.125	Amendment to Collateral Assignment of Interests, dated December 7, 2018, by and between Carter Validus Operating Partnership II, LP, as Assignor, and KeyBank National Association, as Agent for itself and the other lenders from time to time a party to the KeyBank Credit Facility Agreement (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55435) filed on December 12, 2018, and incorporated herein by reference).

21.1*	Subsidiaries of Carter Validus Mission Critical REIT II, Inc.

23.1*	Consent of KPMG LLP, independent registered public accounting firm (in respect of Carter Validus Mission Critical REIT, Inc.).

23.2*	Consent of KPMG LLP, independent registered public accounting firm (in respect of Carter Validus Mission Critical REIT II, Inc.).

23.3**	Consent of Venable LLP as to the legality of the securities (included as part of the opinion filed as Exhibit 5.1 hereto and incorporated herein by reference).

23.4**	Consent of Morris, Manning & Martin, LLP as to tax issues regarding reorganization (included as part of the opinion filed as Exhibit 8.1 hereto and incorporated herein by reference).

23.5**	Consent of DLA Piper LLP (US) as to tax issues regarding reorganization (included as part of the opinion filed as Exhibit 8.2 hereto and incorporated herein by reference).

23.6**	Consent of Morris, Manning & Martin, LLP regarding REIT qualification of Carter Validus Mission Critical REIT II, Inc. (included as part of the opinion filed as Exhibit 8.3 hereto and incorporated herein by reference).

23.7**	Consent of DLA Piper LLP (US) regarding REIT qualification of Carter Validus Mission Critical REIT, Inc. (included as part of the opinion filed as Exhibit 8.4 hereto and incorporated herein by reference).

24.1*	Power of Attorney (included on the signature page of this Registration Statement).

99.1*	Consent of Duff & Phelps, LLC

99.2**	Form of Proxy Card of Carter Validus Mission Critical REIT, Inc.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.
**	To be filed by amendment.

Item 22. Undertakings

The undersigned registrant hereby undertakes as follows:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act, to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES AND POWER OF ATTORNEY

The undersigned directors and officers of the Registrant hereby constitute and appoint Michael A. Seton and Kay C. Neely, or either of them acting singly, the true and lawful agents and attorneys-in-fact of the undersigned, with full power and authority in said agents and the attorneys-in-fact to act in the name of and on behalf of the undersigned to sign for the undersigned in their respective names as directors and officers of the Registrant in connection with this Registration Statement on Form S-4, to sign any and all amendments, including any Post-Effective Amendments, to such Registration Statement, to perform any and all such acts necessary or proper in connection with the filing of such Registration Statement, and, generally, to act for and in the name of the undersigned with respect to such filing.

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Tampa, State of Florida, on June 21, 2019.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

By:	/s/ Michael A. Seton
Michael A. Seton
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Michael A. Seton Michael A. Seton	Chief Executive Officer, President and Director (Principal Executive Officer)	June 21, 2019

/s/ Kay C. Neely Kay C. Neely	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer)	June 21, 2019

/s/ John E. Carter John E. Carter	Chairman of the Board of Directors	June 21, 2019

/s/ Robert M. Winslow Robert M. Winslow	Director	June 21, 2019

/s/ Jonathan Kuchin Jonathan Kuchin	Independent Director	June 21, 2019

/s/ Randall Greene Randall Greene	Independent Director	June 21, 2019

/s/ Ronald Rayevich Ronald Rayevich	Independent Director	June 21, 2019

/s/ Roger Pratt Roger Pratt	Independent Director	June 21, 2019